Form 20-F
period 2007-12-31
E-HOUSE (CHINA) HOLDINGS LTD
filed 2008-04-18
CIK 1405658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 001-33616
E-HOUSE (CHINA) HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041
People’s Republic of China

(Address of principal executive offices)

Li-Lan Cheng
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai, PRC 200041
People’s Republic of China
Phone: +8621 5298 0808
Facsimile: +8621 5298 0009
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered

American Depositary Shares, each representing one ordinary share, par value $0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 76,473,759 ordinary shares, par value US$0.001 per share, as of December 31, 2007.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐   No ☐

INTRODUCTION
     Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“CRIC system” refers to China Real Estate Information Circle, our proprietary real estate information database and analysis system;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share, and “preferred shares” refers to our series A convertible and redeemable preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on August 8, 2007;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“primary real estate market” refers to the market for newly constructed and completed residential and commercial real properties, “primary real estate agency services” refers to agency services provided for the primary real estate market, “secondary real estate market” refers to the market for all residential and commercial real properties other than those for sale in the primary real estate market, and “secondary real estate brokerage services” refers to brokerage services provided for the secondary real estate market;

•	“The China Real Estate Top 10 Committee” refers to a real estate market research task force jointly organized by the China Real Estate Association, the Enterprise Research Institute of Development Research Center of the State Council of PRC, the Institute of Real Estate Studies of Tsinghua University and the China Index Academy; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China; all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and all references to “HKD” and “Hong Kong dollars” are to the legal currency of the Hong Kong Special Administrative Region.
     Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “E-House” refer to E-House (China) Holdings Limited, a Cayman Islands company, its predecessor entities and its subsidiaries. E-House does not directly or indirectly own any equity interests in its consolidated variable interest entities or their subsidiaries.
     This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2007, which was RMB7.2946 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the RMB may have a material adverse effect on your investment” and “—Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 17, 2008, the noon buying rate was RMB6.9840 to US$1.00.
FORWARD-LOOKING STATEMENTS
     This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

     You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:
•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract clients and further enhance our brand recognition; and

•	trends and competition in the real estate services industry.
     You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
     You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not Applicable.
ITEM 3. KEY INFORMATION
A.	Selected Financial Data
Selected Consolidated Financial Data
     The following selected consolidated statements of operations data for the three years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
     Our selected consolidated statement of operations data for the year ended December 31, 2004 and our consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our selected consolidated statement of operations data for the year ended December 31, 2003 and our consolidated balance sheet data as of December 31, 2003 have been derived from our unaudited consolidated financial statements, which are not included in this annual report.
     Our historical results do not necessarily indicate results expected for any future periods.

	As of and for the Year Ended December 31,

	2003	2004	2005	2006	2007
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	13,842	31,198	38,661	55,999	121,016
Cost of revenues	(3,311)	(9,844)	(10,818)	(10,244)	(23,510)
Selling, general and administrative expenses	(6,422)	(14,299)	(13,250)	(21,322)	(45,546)
Income from operations	4,109	7,055	14,593	24,433	51,960
Net income	3,046	5,589	11,148	18,107	41,726
Earnings per ordinary share and ADS(1):
Basic	$0.06	$0.11	$0.22	$0.27	$0.62
Diluted	$0.06	$0.11	$0.22	$0.27	$0.56
Dividends per ordinary share:
Basic	$0.05	$0.10	$0.07	$0.08	$—
Weighted average number of ordinary shares used in per share calculations:
Basic	50,000,000	50,000,000	50,000,000	50,000,000	60,386,083
Diluted	50,000,000	50,000,000	50,000,000	67,372,353	74,555,709
Consolidated Balance Sheet Data:
Cash and cash equivalents	7,689	10,071	12,712	24,306	101,148
Total assets	20,135	54,159	48,231	89,430	329,553
Total current liabilities	14,583	40,785	39,895	28,751	54,510
Mezzanine equity	—	—	—	24,828	—
Total shareholders’ equity	5,381	9,807	5,242	32,370	271,173

Note: (1)	Each ADS represents one ordinary share.
Exchange Rate Information
     Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries and variable interest entities are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 17, 2008, the noon buying rate was RMB6.9840 to US$1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
October	7.4682	7.5016	7.5158	7.4682
November	7.3850	7.4212	7.4582	7.3800
December	7.2946	7.3682	7.4120	7.2946
Full year	7.2946	7.5806	7.8127	7.2946

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April (through April 17)	6.9840	7.0023	7.0185	6.9840

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors
Risks Related to Our Business
Our business is susceptible to fluctuations in the real estate market of China, especially in certain areas of eastern China where a significant portion of our operations are concentrated, which may adversely affect our revenues and results of operations.
     We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in recent years but such growth is often coupled with volatility in market conditions and fluctuation in real estate prices. For example, the rapid expansion of the real estate market in major provinces and cities in China in the early 1990s, such as Shanghai, Beijing and Guangdong Province, led to an oversupply in the mid-1990s and a corresponding fall in real estate values and rentals in the second half of the decade. Since the late 1990s, real estate prices and the number of new real estate development projects have been generally increasing in major cities. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected. As a significant portion of our operations is concentrated in Shanghai, Jiangsu Province and Zhejiang Province, where we generated in the aggregate approximately 63.1%, 44.8% and 39.7% of our total revenues in 2005, 2006 and 2007, respectively, any decrease in demand or real estate prices or any other adverse developments in these regions may materially and adversely affect our total real estate transaction volumes and average selling prices, which may in turn adversely affect our revenues and results of operations.
Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.
     The real estate industry in China is subject to government regulations. In recent years, the real estate markets in a number of major cities in China have experienced rapid and significant growth. The PRC government has responded with a series of administrative measures to restrain what it perceived as unsustainable growth in the real estate market. Specific administrative and credit-control measures introduced by the PRC government since 2003 include, among others, the following:
•	requiring real estate developers to fund with their internal resources 35% rather than 20% of the total projected capital outlays of any real estate development;

•	restricting credit availability based on the criteria that monthly housing expense, including mortgage payments and property service fees, to 50% of an individual borrower’s monthly income, and limiting all monthly debt service payments of an individual borrower to 55% of his or her monthly income; and

•	tightening regulations governing mortgage lending and restricting approval of areas for new development.
     In 2006, the State Council and other related government agencies introduced additional measures to further curtail the real estate sector growth, including, among others:
•	requiring that at least 70% of the land approved by a local government for residential real estate development for any given year be used for developing low- to medium-cost and small- to medium-sized units and low-cost rental properties;

•	requiring that at least 70% of the total development and construction area of residential projects approved, or construction which commenced, on or after June 1, 2006 within each city or county, consist of units with a floor area of less than 90 square meters per unit;

•	increasing the minimum down payment from 20% to 30% of the purchase price for property with a unit floor area of 90 square meters or more; and

•	imposing a business tax on the proceeds from re-sale of properties held for less than five years.
     In July 2006, several government agencies issued an official opinion, signaling the pending implementation of measures to limit investment by overseas entities or individuals in the real estate sector in China. In December 2006, the State Administration of Taxation issued a circular, effective February 1, 2007, requiring real estate developers to settle and clear all land appreciation tax payments as required by existing law.
     In September 2007, the People’s Bank of China and China Banking Regulatory Commission promulgated the Circular on Strengthening the Management of Commercial Real Estate Credit Loans, and subsequently issued a supplement in December 2007. The circular aims to tighten control over real estate loans from commercial banks to prevent excessive granting of credit. The measures adopted include, among other things:
•	for a first-time home owner, increasing the minimum amount of down payment to 30% of the purchase price of the underlying property if the underlying property has a unit floor area of 90 square meters or more and the purchaser is buying the property as his/her own residence;

•	for a second-time home buyer, increasing (i) the minimum amount of down payment to 40% of the purchase price of the underlying property and (ii) the minimum mortgage loan interest rate to 110% of the relevant benchmark lending interest rate of the People’s Bank of China;

•	for a commercial real estate buyer, (i) requiring banks not to finance any purchase of pre-sold properties, (ii) increasing the minimum amount of down payment to 50% of the purchase price of the underlying property, (iii) increasing the minimum mortgage loan interest rate to 110% of the relevant benchmark lending interest rate of People’s Bank of China, (iv) limiting the terms of such bank loans to no more than ten years, although the commercial banks are allowed flexibility based on its risk assessment; and

•	for a buyer of commercial/residential dual-purpose properties, increasing the minimum amount of down payment to 45% of the purchase price of the underlying property, with the other terms to be decided by reference to commercial properties.
     On October 31, 2007, the National Development and Reform Commission and the Ministry of Commerce of the People’s Republic of China issued the amended Foreign Investment Industrial Guidance Catalogue, effective since December 1, 2007, which classifies real estate agency and real estate brokerage in the restricted category of foreign investment industries.
     These and possible future measures taken by the PRC government aimed at maintaining long-term stability of the real estate market may result in short-term downward adjustments and uncertainty in the market. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may follow these adjustments or market uncertainty.

The real estate services industry in China is relatively new and rapidly evolving, and if this industry does not develop or mature as quickly as we expect, the growth and success of our business may be materially and adversely affected.
     Our development has depended, and will continue to depend, substantially on the growth of the real estate services industry in China, which is relatively new. We cannot predict the rate of growth, if any, of this industry. The development of the real estate services industry depends on, among other factors, real estate developers’ continuing outsourcing of non-core sales and other functions to professional real estate services companies, and the continued use by real estate sellers and buyers of real estate agency services in China and particularly in specific regions where we operate. The failure of the real estate services industry to develop rapidly may materially and adversely affect the growth and success of our business.
If the value of our brand or image diminishes, it could have a material adverse effect on our business and results of operations.
     We believe our “E-House” brand is associated with a leading integrated real estate services company with consistent high-quality services among both real estate developers and individual real estate buyers in China. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline which could in turn adversely affect our results of operations.
We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which could have a material adverse effect on our business and results of operations.
     We plan to continue to expand our business into new geographical areas in and outside China. As China is a large and diverse market, consumer trends and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, we may not be able to grow our revenues in the new cities we enter into due to the substantial costs involved.
If we cannot manage our growth, our operating results or profitability could be adversely affected.
     We have experienced substantial growth since our inception. We increased our revenues and our net income from $38.7 million and $11.1 million, respectively, in 2005, to $121.0 million and $41.7 million, respectively, in 2007, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our reputation may suffer.
If we fail to successfully execute the business plans for our strategic alliances and other new business initiatives, our anticipated growth and prospects may be materially and adversely affected.
     We recently formed strategic alliances with several leading real estate developers in China such as China Vanke Co., Ltd., or Vanke, Evergrande Real Estate Group, or Evergrande, Neo-China (Group) Holdings Ltd., or Neo-China, and Central China Real Estate Group, or Jianye. Under these strategic cooperation arrangements, we will act as the exclusive sales agent for over 40 projects across China with over 30 million square meters of gross floor area, or GFA, involved in aggregate. The success of these strategic alliances depends on, among others, our successful sales and marketing of the projects and properties and the developers’ ability to make timely delivery of properties in satisfactory quality and quantity. If we fail to successfully market and sell these new properties, we may not be able to continue the existing strategic alliances or enter into new strategic relationships with leading real estate developers and our anticipated growth and prospects may be materially and adversely affected. In addition, according to various agreements under our strategic cooperate arrangement with Evergrande, in December 2007 we paid an aggregate of approximately RMB800 million ($106.8 million) as customer deposits to Evergrande, which are fully and unconditionally refundable within three to six months after the commencement of sales of the Evergrande projects. If the commencement of the sales of the Evergrande projects is delayed substantially and if we continue to pay material customer deposits to our developer clients before we begin to generate revenues from their projects, we may not recover the deposits in a timely manner, in full or at all, and accordingly our liquidity and financial condition may be materially and adversely affected. In addition, we have in the past entered into, and expect to continue to enter into, contracts from time to time with developers requiring us to pay deposits, which could have a material effect on our cash flow or, if we fail to recover all or a portion of such deposits through subsequent sales, could have a material adverse effect on our liquidity and financial condition.
     In January 2008, we further expanded our service offerings by managing a new real estate investment fund formed to invest in China’s fast growing real estate sector through diversified investment strategies. We have limited experience in managing a real estate investment fund. If we fail to identify and invest in projects which would generate reasonable returns as expected by the investors of the fund, we may not be able to raise additional funds to further expand our real estate investment management business, which in turn may adversely affect our anticipated growth and prospects.
     In February 2008, we formed a new venture with SINA Corporation, a leading Internet portal in China, to build the largest online real estate portal in China. SINA is spinning off its real estate channel and home decoration channel and contributing the related online advertising business into the new company, while we will provide an exclusive license of our proprietary CRIC database to the new company and will develop certain online products and related fee-based services for the new company. The new company is a majority owned subsidiary of SINA and under SINA’s management. We have limited experience in operating an online real estate portal. The new company may not be able to realize the commercial potential of the CRIC database or achieve its growth targets, which may adversely affect our share of the anticipated profits from the new company.
     We undertook an extensive trial related to our CRIC subscription services, during which we offered basic access to the CRIC database free of charge to more than 5,000 real estate developers. Subsequently, we formally launched our fee-based CRIC subscription service in April 2008. This service will provide basic access to the database for a flat annual subscription fee and value-added services for premium fees to suit the special needs of our customers. If we fail to generate sufficient demand for our fee-based CRIC subscription services or fail to provide the premium services requested by our customers, our anticipated growth and prospect may be adversely affected. In addition, if our paying subscribers are dissatisfied with the content and functions of the CRIC database, the number of paying subscribers may decline, which would in turn adversely affect our results of operations.
We may lose our competitive advantage if we fail to maintain and improve our proprietary CRIC system or prevent disruptions or failure in the performance of our CRIC system.
     We have devoted substantial resources to developing, maintaining and updating our CRIC system. Our ability to provide consistent high-quality services and maintain our competitive advantage relies in large part on the CRIC system to provide up-to-date information and additional value-added features and services. If we fail to maintain and improve the quality and functionalities of the CRIC system, the system will become outdated and we may lose our competitive advantage.
     Any frequent or recurring disruption or failure in the performance of our CRIC system could also adversely affect the quality of our services and damage our reputation and our effort to successfully market the CRIC system. Our system is vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, hacking or other attempts to disrupt our systems, and similar events. Our servers, which are located in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Our disaster recovery planning does not account for all possible scenarios. If we experience frequent or persistent system failures, the quality of our services and our reputation could be harmed. The steps we need to take to increase the reliability of our CRIC system and to maintain complete backup may be costly, which could reduce our operating margin, and such steps may not reduce the frequency or duration of system failures and service interruptions.

If we are unable to compete successfully, our financial condition and results of operations may be harmed.
     We operate in the primary real estate agency services market, secondary real estate brokerage services market and real estate consulting and information services market. We encounter intense competition in each of these markets on a national, regional and local level. Competition in the industry is primarily based on quality of services, brand name recognition, geographic coverage, commission rates and range of services. As compared to real estate development, providing real estate services does not require significant capital commitments. This low barrier to entry allows new competitors to enter our markets with relative ease. New and existing competitors may offer competitive rates, greater convenience or superior services, which could attract customers away from us, resulting in lower revenues for our operations. Competition among real estate services companies may cause a decrease in commission rates we receive and higher costs to attract or retain talented employees.
     Although we are one of the largest real estate services companies in China, our relative competitive position varies significantly by service type and geographic area. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels or ensure that we will not encounter increased competition. Many of our competitors are local or regional firms, such as World Union Real Estate Consultancy (China) Ltd. and Hopefluent Group Holdings Limited, whose aggregate business may be smaller than ours but which may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as Jones Lang LaSalle and Century 21 China Real Estate. These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.
     In addition to competition from traditional real estate services providers, the advent of the Internet has introduced new ways of providing real estate services, as well as new entrants and competitors in our industry. If our recent expansion into online real estate agency services can not be carried out successfully to capture the business opportunities presented by technological changes and the emergence of e-business, our business, financial condition or results of operations could be harmed.
Our results of operations and cash flows may fluctuate due to seasonal variations in the real estate market, the non-recurring nature of our primary real estate agency services, billing cycles and unpredictable development cycles.
     Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activity during the winter and the Chinese New Year holiday period, which normally falls within the first quarter each year.
     We generated 89.2%, 81.6% and 83.1% of our total revenues from primary real estate agency services in 2005, 2006 and 2007, respectively. Although we are expanding our service offerings, we expect to continue to rely on primary real estate agency services to generate a significant portion of our revenues for the foreseeable future. Revenues from primary real estate agency services are typically generated on a project-by-project basis and are non-recurring in nature. This may contribute to the fluctuations in our period-to-period operating results.
     We typically enter into agency agreements with developers shortly before they are expected to obtain permits to sell their newly developed properties. However, the timing of obtaining these sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. It is therefore difficult to predict the interval between the time we sign these agency agreements and the time we launch the sale for the projects. In addition, as we typically settle the payment of our commissions with our developer clients at the end of a sales period based on successful sales achieved during the period, which typically lasts several months, our working capital levels are affected by the time lag between the time we actually make sales, bill our clients and collect the commissions owed to us. Furthermore, “successful sale,” as defined in individual contracts with our developer clients, depends on, among other things, the delivery of the down payment and some purchasers may not deliver the down payments on time. This makes it difficult for us to forecast revenues and cash flows and increases period-to-period fluctuations, which could cause the price of our ADSs to fluctuate or decline or adversely affect our working capital levels.
Our reliance on a concentrated number of real estate developers may materially and adversely affect us.
     In 2005, 2006 and 2007, revenues derived from services we rendered to the top 10 clients in each of those years accounted for approximately 54.0%, 48.3% and 59.7%, respectively, of our total revenues. In the future, these real estate developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all. Should these real estate developers terminate or substantially reduce their business with us and we fail to find alternative real estate developers to provide us with revenue-generating business, our financial condition and results of operations may be materially and adversely affected.
Our ability to successfully sell the properties we contract to sell may be materially and adversely affected if our developer clients fail to make timely delivery of the properties or any of these properties experience significant quality defects, negative publicity or other problems.
     Our developer clients are responsible for the timely delivery and the quality of the properties we contract to sell. If our developer clients fail to make timely delivery of any of the properties or if any of these properties experiences significant quality defects, negative publicity or other problems, our ability to successfully sell the property may be materially and adversely affected and our reputation may also be harmed. This may in turn adversely affect our long-term ability to attract buyers for the properties we are contracted to sell.
If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.
     We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Xin Zhou is particularly important to our future success due to his substantial experience and reputation in the real estate industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.
     Our employees manage our operations and interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in real estate related services and are committed to our service approach. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business.
Any failure to protect our brand, trademarks and other intellectual property rights could have a negative impact on our business.
     We believe our brand, trademarks and other intellectual property rights are critical to our success. Any unauthorized use of our brand, trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.
     Our continuing reliance on our CRIC system depends in large part on retaining our proprietary rights in the CRIC system. We have imposed contractual obligations on employees and consultants and have taken other precautionary measures to maintain the confidentiality of our proprietary information and restricted the use of the proprietary information other than for the company’s benefit. If our employees and consultants do not honor their contractual obligations and misappropriate our database and other proprietary information, our business would suffer as a result.

     As the right to use Internet domain names is not rigorously regulated in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to the “E-House” trademark or its Chinese equivalent. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.
Copyright infringement and other intellectual property claims against us may adversely affect our business and our ability to operate our CRIC system.
     We have collected and compiled in the library of our CRIC system, real estate related news articles, reports, floor plans, architectural drawings, maps, and other documents and information prepared by third parties. We have signed an agreement with a news consolidator to obtain the right to use and reproduce copyright protected news and articles. We cannot assure you that the agreement covers all the copyright holders of news articles and reports in our library, that right holders to drawings, maps and other proprietary documents will not make infringement claims against us, or that we will not be subject to other potential copyright infringement claims. Moreover, we have in the past been subject to claims by individuals claiming rights in certain of the maps, drawings and documents made available on the CRIC system or otherwise provided to our clients. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in loss of goodwill associated with our brand, and any judgments against us in such suits, or related settlements, could have a material impact on our ability to operate or market our CRIC system, harm our reputation and have a material adverse affect on our results of operation. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreement at all. As a result, the scope of our library we offer to our clients could be reduced, which could adversely affect the usefulness of our CRIC system.
If we fail to obtain or keep licenses and permits applicable to real estate brokerages, we may incur significant financial penalties and other government sanctions.
     Due to the broad geographic scope of our operations and the wide variety of real estate services we provide, we are subject to numerous national, regional and local laws and regulations specific to the services we perform. If we fail to properly file records or to obtain or maintain the licenses and permits for conducting our businesses, the relevant branch office or subsidiary may be ordered to cease conducting the relevant real estate services and be subject to warning, fines and revocation of its licenses. As the size and scope of real estate sale transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance have increased.
     In addition to the licenses for our operations, our secondary real estate brokers are required to have the requisite qualification licenses to engage in secondary real estate brokerage services. These licenses must be renewed every one or two years. We are not certain that our secondary real estate brokers can obtain or renew these licenses in a timely manner, if at all. As the State Administration for Industry & Commerce, or its local counterparts, will only issue a license to us to set up and operate a secondary real estate brokerage storefront in certain cities when the storefront has at least five licensed real estate brokers, our business could suffer if our secondary real estate brokers are unable to obtain or renew these qualification licenses in those cities.
We may be subject to liabilities in connection with real estate brokerage activities.
     As a licensed real estate broker, we and our licensed employees are subject to statutory obligations not to sell properties that fail to meet the statutory sales conditions or provide false statements on the conditions of any property in any advertisement. We must present clients with relevant title certificates or sales permits of the properties and the related letter of authorization. Failure to fulfill these obligations could subject us or our employees to litigation from parties who purchased, sold or leased properties we brokered. We or our employees may become subject to claims by other participants in real estate transactions claiming that we or our employees did not fulfill our statutory obligations as brokers. See “Item 4. Information on the Company—B. Business Overview—Regulation.”
If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
     We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to the effectiveness of our internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
     Prior to the initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. For example, we did not begin reviewing the accounting issues under FIN 46(R) “Consolidation of Variable Interest Entities, an Interpretation of ARB 51” relating to two entities involved in our payments of the customer deposit in August and October 2006 to a developer client until after we began generating revenues from this developer client in the third quarter of 2007. Although we ultimately resolved the accounting issues in December 2007, this incident indicates the need for us to further improve our financial reporting procedures and expertise to ensure timely identification and analysis of potential accounting issues.
     During 2007, we became aware of a number of control deficiencies, including a material weakness, in our internal control over financial reporting. The material weakness related to our lack of formal accounting policies or procedures, which may result in misapplication and inconsistent accounting treatment across reporting periods.
     We began the process to remediate this material weakness and other deficiencies by, among other measures, implementing additional control procedures and reinforcing the existing controls. We planned to remedy our material weakness and other control deficiencies in time to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could adversely affect our business.
     We conduct substantially all of our business operations in China. As the real estate sector is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. For example, on January 3, 2008, the State Council issued a Notice on Promoting Economization of Land Use, which urges the full and effective use of existing construction land and the preservation of farming land. While some of these measures benefit the overall PRC economy, they may have a negative effect on the real estate industry in China.
     The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit availability. These actions, as well as future actions and policies of the PRC government, could materially affect the Chinese economy and slow the growth of the real estate market in China.
Uncertainties with respect to the Chinese legal system could adversely affect us.
     We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC law and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
Governmental control of currency conversion may affect the value of your investment.
     The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Fluctuation in the value of the RMB may have a material adverse effect on your investment.
     The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and foreign exchange regime and policy adopted by the PRC government. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 18.0% appreciation of the RMB against the U.S. dollar between July 21, 2005 and March 31, 2008. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. We rely entirely on dividends paid to us by our subsidiaries in China. Any significant fluctuations of the exchange rate between the RMB and the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC domestic residents and registration requirements for employee stock ownership plans or share option plans may subject our PRC resident beneficial owners or the plan participants to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
     SAFE issued a public notice in October 2005 requiring PRC domestic residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC domestic residents who are shareholders of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident shareholders are also required to amend their registrations with the local SAFE branch in certain circumstances. We are aware that our PRC domestic resident shareholders subject to the SAFE registration requirement have registered with the Shanghai SAFE branch and are in the process of amending certain applicable registrations with the Shanghai SAFE.
     We cannot provide any assurances that all of our shareholders who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends or make foreign-exchange-dominated loans to our company.
     As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
     In December 2006, the People’s Bank of China promulgated the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Share Options.”
We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.
     As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to approval by relevant governmental authorities in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies.”

     We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the amount of total investment, capital contributions to foreign-invested enterprises in China are subject to approval by the PRC Ministry of Commerce or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
Our business benefits from tax-related government incentives and discretionary policies. Expiration of, or changes to, these incentives or policies could have a material adverse effect on our operating results.
     For 2005, 2006 and 2007, E-House Shanghai enjoyed a reduced 15% enterprise income tax rate, while most of our other PRC subsidiaries were subject to a 33% enterprise income tax rate. The new PRC Enterprise Income Tax Law, or the new EIT Law, effective since January 1, 2008, applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. Based on Circular 39, certain specifically listed categories of enterprises that enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Circular 39 includes manufacturing enterprises located in Pudong New Area of Shanghai as qualifying for the five-year transition. Non-manufacturing enterprises located in Pudong New Area of Shanghai are not specifically listed in Circular 39, even though they were subject to the same 15% preferential income tax rate as manufacturing enterprises in Pudong. As a result, it is unclear whether E-House Shanghai will be subject to the graduated transition to statutory rate of 18% in 2008 or 25% income tax rate immediately.
     Various local governments in China have provided discretionary preferential tax treatments to us. However, at any time, these local governments may decide to reduce or eliminate these preferential tax treatments. Furthermore, these local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes as a result. Starting from year 2007, we are required under Financial Accounting Standards Board Interpretation No. 48 to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of these preferential tax treatments and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.
Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new EIT Law.
     Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. In 2007, the PRC government promulgated the new EIT Law and the relevant implementation rules, which became effective on January 1, 2008. Under the new EIT Law and its implementation rules, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at the rate of 10%. However, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, would be exempt from PRC tax since such income is exempted under the new EIT Law to a PRC resident recipient. Dividends distributed to our investors by us, as a PRC resident, would be subject to the 10% PRC withholding tax. With the newly imposed 10% PRC dividend withholding tax, we will incur an incremental PRC tax cost when PRC profits are distributed to ultimate shareholders. In addition, if we become a PRC resident enterprise under the new PRC tax system and receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the new EIT Law.

Foreign ownership of the real estate agency and brokerage business in China is restricted under the recent PRC regulation. This may limit our ability to establish our new PRC operating entities or to increase registered capital of existing entities in the future.
     On October 31, 2007, the PRC National Development and Reform Committee of China and the Ministry of Commerce of China jointly promulgated the amended Foreign Investment Industrial Guidance Catalogue, or the Catalogue, which came into effect on December 1, 2007. Pursuant to the Catalogue, real estate agency companies and real estate brokerage companies are classified within the restricted category of foreign investment industries.
     Our PRC legal counsel, Jin Mao PRC Lawyers, is of the opinion that only new real estate agency and brokerage businesses established after December 1, 2007 or existing real estate agency and brokerage businesses that require new approvals from the Ministry of Commerce or its local branch in order to increase their registered capital or conduct an equity transfer would be effected by the Catalogue. It may be difficult or take a long period of time for us to obtain the approval from the Ministry of Commerce or its local branch in order to establish our new PRC operating entities or to increase the registered capital of existing entities in the future. We cannot assure you that we will be able to obtain such approval from the Ministry of Commerce or its local branch.
The national and regional economies in China and our prospects may be adversely affected by a recurrence of SARS or an outbreak of other epidemics, such as avian flu.
     Some regions in China, including the cities where we operate, are susceptible to epidemics such as Severe Acute Respiratory Syndrome, or SARS. Past occurrences of epidemics, depending on their scale of occurrence, have caused different degrees of damage to the national and local economies in China. A recurrence of SARS or an outbreak of any other epidemics in China, such as the H5N1 avian flu, especially in the cities where we have operations, may result in material disruptions to real estate development in China and corresponding disruptions to our sales and marketing, which in turn will adversely affect our financial condition and results of operations.
Risks Related to Our ADSs
The market price for our ADSs may be volatile.
     The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the real estate industries;

•	changes in the economic performance or market valuations of other real estate services companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic or political conditions in China.

     In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.
Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
     Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2008, we have 82,473,760 ordinary shares outstanding, 35,875,864 of which will be available for sale, upon the expiration of the applicable lock-up period, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The lock-up restrictions on directors, officers and selling shareholders in relation to the offering on January 31, 2008 will expire on April 30, 2008. Any or all of these shares can be released prior to expiration of the lock-up period at the discretion of the lead underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.
     In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
Our corporate actions are substantially controlled by Xin Zhou, our co-founder, chairman and chief executive officer.
     Xin Zhou beneficially owns approximately 32.74% of our outstanding shares, and Xin Zhou is currently and is expected to remain an affiliate within the meaning of the Securities Act. Accordingly, Mr. Zhou will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
     Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
You may be subject to limitations on transfer of your ADSs.
     Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.
     We are incorporated in the Cayman Islands and wholly own a company incorporated in the British Virgin Islands. We conduct substantially all of our operations in China through the subsidiaries in China wholly owned by this British Virgin Islands company. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
     Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2007 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
     As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.
     We do not believe that we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC, and we cannot assure you that we will not be a PFIC for either our taxable year ending December 31, 2008 or for any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets will depend in large part on the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries. We commenced operations in 2000 through Shanghai Real Estate Consultancy and Sales (Group) Co., Limited, or E-House Shanghai, a limited liability company established in China, and its subsidiaries and affiliates and first achieved profitability in 2002. One of the initial investors of E-House Shanghai was our chairman and chief executive officer, Mr. Xin Zhou. In August 2004, we established a holding company, E-House (China) Holdings Limited, or E-House, under the laws of the Cayman Islands. At the time of its incorporation, E-House was ultimately owned by a group of investors, including Mr. Zhou, who in December 2004 became owners of 100% interests in E-House Shanghai through a series of transfers. After these transfers, these investors had the same proportional ownership interests in E-House and E-House Shanghai. In April 2005, these investors sold their 100% interest in E-House Shanghai for $12.4 million to E-House Real Estate Ltd., or E-House BVI, a company organized under the laws of the British Virgin Islands and wholly owned by E-House. The purchase price was paid by E-House BVI in several installments in 2006, with funds contributed by E-House’s investors either directly or through their affiliates on their behalf. As a result, E-House Shanghai became a wholly owned subsidiary of E-House.
     In April 2006, E-House issued and sold an aggregate of 22,727,272 Series A preferred shares to a group of private equity investors. Each Series A preferred share was automatically converted to 0.58 ordinary shares upon the closing of our initial public offering on August 13, 2007.
     On August 8, 2007, E-House’s ADSs began trading on the New York Stock Exchange under the ticker symbol “EJ.” Including the exercise of an over-allotment option, E-House issued and sold a total of 13,167,500 ADSs, representing 13,167,500 ordinary shares, and the selling shareholders sold an additional 3,622,500 ADSs, representing 3,622,500 ordinary shares in each case at an initial offering price of $13.80 per ADS.
     On February 1, 2008, we completed the second public offering, in which we issued and sold a total of 6,000,000 ADSs, representing 6,000,000 ordinary shares, and a selling shareholder sold an additional 900,000 ADSs, representing 900,000 ordinary shares, in each case at a public offering price of $17.00 per ADS.
     Our principal executive offices are located at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China. Our telephone number at this address is +8621 5298 0808. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. In addition, we have 24 branch offices in China, including Hong Kong and Macau. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
Overview
     We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services as well as real estate consulting and information services. We were ranked as the largest real estate agency and consulting services company in China for four consecutive years from 2004 to 2007 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold, and geographic coverage.
     We sold an aggregate of approximately 9.0 million square meters of primary properties with transaction value totaling approximately RMB72.3 billion ($9.5 billion) from 2001 to 2007 for real estate development projects in 33 cities in China. We operate through an extensive network of over 3,000 real estate sales professionals. Our service offerings are enhanced by our team of experienced and dedicated real estate research staff and our proprietary real estate information database and analysis system, which we refer to as the China Real Estate Information Circle system, or CRIC system. We believe the CRIC system is the only information system that provides up-to-date, comprehensive and in-depth information covering residential and commercial real estate properties in all major regions in China. Our clients include leading domestic and international real estate developers.
     We have received numerous awards and accolades for our innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies in 2006 and the “Leading Brand Name in China’s Real Estate Consulting and Agency Industry” from the China Real Estate Top 10 Committee in 2006 and 2007.
     We have experienced substantial growth since our inception in 2000. Within two years of our inception, we became a leader in the real estate services market in Shanghai. Since then, we have expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $38.7 million in 2005 to $121.0 million in 2007, representing a compound annual growth rate, or CAGR, of 76.8%. At the same time, our net income increased from $11.1 million in 2005 to $41.7 million in 2007, representing a CAGR of 93.8%. We intend to continue to grow each existing line of our business and further expand our geographic reach and service offerings to serve the evolving needs of our clients and capture growth opportunities in the real estate service industry.
Our Services
     We provide three principal types of services: primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services. We may continue to offer new complementary services to capture market trends and to serve the evolving needs of our clients. As of March 31, 2008, we have sales offices in 25 cities.
Primary Real Estate Agency Services
     Our principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services to real estate developers of mainly residential properties. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
Total GFA of new properties sold (thousands of square meters)	1,282	1,955	3,985
Total value of new properties sold (millions of $)	1,349	2,037	3,929
     Marketing and sales services in the primary real estate market constitute our core business. Once we are engaged by a developer, we formulate a marketing and sales plan for the project. Our contracts typically specify the sales period, the minimum average sales price and the sales commissions. Typically, we receive a fixed or progressive percentage as a commission based on the total sales. Some contracts also provide for bonus commissions for sales achieved above the pre-determined levels.
     We usually commence our services by preparing a customized marketing plan for the project. We develop a signature identity and brand that are distinctive to a project, establishing long-term awareness of the project among prospective purchasers in the primary market and benefiting future sales in the secondary market. We assemble profiles of typical buyers and select public relations and advertising companies to design the marketing materials and marketing venues based on the profiles. We leverage the pictorial library of our CRIC system and incorporate in our marketing and advertising materials elements from past successful marketing and advertising campaigns. Our marketing efforts cover the print media, television, Internet, billboards in public spaces, housing exhibits and entertainment events.
     Once a development project is ready to enter the sales phase, we establish functional sales offices and outlets on-site for each development project. We station sales staff specially trained for the project at the project site until most of the units are sold. Our sales staff provide prospective buyers with a presentation of the architectural, design and construction aspects of the project as well as information on the surrounding community and amenities, recommend appropriate floor plans based on their purchase criteria and accompany the prospective buyers to tour the units and the project amenities. Our sales staff also pursue sales leads and provide further assistance to interested buyers.
     Our proprietary sales monitoring system allows prospective buyers to view inventories of unsold units on a real-time basis and enables our sales staff and developers to closely monitor the status of the units at various stages of sales. Our developers may adjust their strategies for the sales of the unsold units as well as the construction, marketing and sale of the units to be built based on the buyer feedback information recorded in our system.
     We also generate sales by contacting targeted customers with information on selected projects. We have a nationwide “E-House Membership Club” with approximately 300,000 members as of December 31, 2007. We frequently promote new properties to members who have indicated their preferences for new properties. We also contact potential customers in our customer databases based on the customer profiles and preferences. Furthermore, we leverage our operations in the secondary real estate brokerage services market by setting up off-site sales locations at our flagship retail stores to promote new developments and provide visitors with similar presentations as the ones held in our on-site sales centers.

     We have significantly expanded our primary real estate agency services by forming strategic alliances with leading real estate developers. On December 7, 2007, we announced the formation of a strategic cooperation arrangement with Evergrande, a leading real estate developer in China. Under the strategic cooperation arrangement, we are the exclusive sales agent for 20 real estate projects developed by Evergrande in eight cities in China. Based on currently available information from Evergrande’s and our estimates, the total GFA of these projects is expected to be approximately 28 million square meters and the total sales value may amount to approximately RMB200 billion ($26.7 billion). Projects involving approximately four million square meters of GFA have commenced construction and are potentially available for sale in 2008. Our strategic cooperation with Evergrande also includes the provision of real estate market research, consulting and information services to 37 of Evergrande’s real estate projects under development in 2008. Under the strategic cooperation arrangement, our subsidiary entered into an exclusive sales agency agreement with a project development company owned by or affiliated with Evergrande for each project. In addition, according to various agreements under our strategic cooperation arrangement with Evergrande, we agreed to pay an aggregate of approximately RMB800 million ($106.8 million) as customer deposits to Evergrande, which are fully and unconditionally refundable within three to six months after the commencement of sales of the Evergrande projects.
     On January 10, 2008, we announced the formation of strategic cooperation arrangements with leading developers Vanke, Neo-China and Jianye. Under the strategic cooperation arrangement with Vanke, we will be the exclusive sales agent for Vanke’s 16 existing projects in 10 cities. The GFA available for sale in 2008 is expected to be approximately one million square meters with total sales value of approximately RMB12 billion ($1.6 billion). In addition, we will be the exclusive sales agent for at least half of Vanke’s new projects to be launched in eastern China in 2008. We will also provide real estate market research and consulting services for Vanke related to the developer’s projects in the region. Our cooperation agreement with Neo-China provides that we will be the exclusive sales agent for Neo-China’s six projects in five cities with total GFA of approximately five million square meters and total sales value of approximately RMB40 billion ($5.3 billion). The GFA available for sale in 2008 is expected to be at least one million square meters. Our strategic cooperation with Jianye will initially cover Jianye’s four projects in Henan province with a combined GFA of approximately 850,000 square meters.
Secondary Real Estate Brokerage Services
     We provide secondary real estate brokerage services and plan to systematically expand our listing and brokerage services. The listing and brokerage services include both sales and rentals. Currently, we focus our secondary real estate brokerage services in three metropolitan areas within China: Shanghai, Wuhan and Hangzhou. We also provide secondary real estate brokerage services in Hong Kong and Macau. As of December 31, 2007, we had a total of 160 stores, including 92 in Shanghai, 30 in Wuhan, 32 in Hangzhou, four in Hong Kong and two in Macau. In 2007, we facilitated 4,649 secondary real estate sales transactions totaling approximately $839.0 million in transaction value and 4,386 secondary properties rental transactions totaling approximately $2.5 million in total monthly rental value.
     Our secondary real estate brokerage services include offering advisory services on choices of properties, accompanying potential buyers on house viewing trips, drafting purchase contracts, negotiating price and other terms, providing preliminary proof of title, coordinating with the notary, the bank and the title transfer agency. We also provide market information to both buyers and sellers based on our strong research capabilities supported by our proprietary CRIC system and the research staff at the E-House Research and Training Institute.
     In addition to marketing and selling properties in the secondary real estate market, our brokerage storefronts also support our sales effort in the primary real estate agency services market primarily by promoting and selling any remaining unsold units of primary real estate projects. This not only generates additional transactions and revenues for our secondary real estate brokerage business, but also enhances our services to our clients in the primary real estate market.
     We provide our secondary real estate brokerage services using a lease-and-operate model. We directly lease properties for our brokerage storefronts, manage and train the sales staff and maintain all the applicable licenses. To serve the expatriate communities in Shanghai and other major cities in China, we employ sales personnel with English, Japanese and Korean language abilities.
     In Shanghai, we classify our storefronts into three types. Class A stores are our flagship stores. These stores are more spacious and are centrally located in commercial centers to attract more potential buyers and sellers and, with dedicated staff whose primary duty is to prepare routine sales and purchase contracts and process various sales and purchase documents, also serve to support the satellite stores in the surrounding areas. Class B stores are located near metro stations and other transportation nexus points. These stores provide access to our sales staff and provide an opportunity for greater brand exposure. Class C stores are located inside, or immediately outside, housing compounds. These stores serve as a collection point for sales information concerning the units in that particular compound and enable us to quickly respond to potential sales leads. The presence of these stores also increases our brand recognition and helps build sales relationships with the local residents. As of December 31, 2007, we had 13 Class A stores, 22 Class B stores and 57 Class C stores.
Real Estate Consulting and Information Services
     We provide real estate consulting and information services tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs.
Real Estate Consulting Services
     We generally divide our consulting services into land acquisition consulting and real estate development consulting — which occur in the early stages of a real estate development project — and other consulting, which generally leverages our industry expertise and proprietary database to provide custom consulting and reports to clients, which can range from banks and investors to government and non-profit organizations. We generally offer our consulting services for a fixed, pre-negotiated fee and recognize these fees as revenue when we fulfill all of our obligations under the relevant service contract. These obligations typically involve providing our clients with the results of our studies or other deliverables as agreed in our contracts with them.
     Land Acquisition Consulting. Under applicable PRC law, all usage rights for land to be developed must be granted by way of tender, auction or bidding. Real estate developers retain us in connection with their proposed acquisition of properties that are in the tender, auction or bidding process. We provide developers with development potential and risk analysis reports of the properties under consideration, including information such as comparable real estate transaction histories, potential target market for the development project or projected price. We also provide consultancy services to land owners and land brokers to market the land to developers and introduce developers to land owners or land brokers.
     Real Estate Development Consulting. We offer a variety of services to developers who have acquired the right to develop a piece of land. We provide project feasibility studies which include general information on market conditions and trends and information concerning the demographics and the existing and projected amenities in the area where the project will be located. We also provide a comprehensive analysis of the real estate transaction history of nearby development projects, including average sales price and sales activities, marketing and advertising campaigns employed, amenities and services offered and demographics targeted by these projects. We work with developers to define the targeted demographic and determine the optimal unit size, price schedule, interior and landscaping design criteria, construction material and the services and amenities for each development phase.
     Our strategic cooperation with Evergrande also includes the provision of real estate market research, consulting and information services to 37 of Evergrande’s real estate projects under development in 2008. Under the strategic cooperation arrangements entered into between us and Evergrande in December 2007, for each of the 37 projects for which Evergrande has engaged us for consulting and information services, Shanghai CRIC Information Technology Co., Ltd,, our subsidiary, will enter into a real estate project consulting and information service agreement with a project development company owned by or affiliated with Evergrande.
     Other Consulting. In addition to developers and land owners and brokers, we also provide consulting services to investors interested in purchasing businesses with land or other real estate assets. We also provide consulting services to banks, real estate trade associations and governmental property and planning agencies.
Real Estate Information Services
     We initially developed the proprietary CRIC system to support our primary and secondary real estate services and consulting and information services. However, in 2006, we began to commercialize the CRIC system in select cities to provide real estate information services. We market and sell, on a subscription basis, the use of our database and search and report generating functions. The subscription fee is scalable depending on the search level, the number of terminals and the number of cities covered. Subscribers of our CRIC system include a wide variety of entities. In addition to real estate developers, land brokers and other companies in the real estate industry, subscribers of our CRIC system include banks, insurance companies and other financial institutions and appraisers who require real estate market and transaction information to provide their services. Other subscribers also include those in academic and research institutes and the national and regional governmental agencies who are interested in the macro economic implications of the data, and those in the home design industry or the media industry who are interested in the demographics of a targeted area. The table below sets forth the number of terminals as of the dates indicated:

	As of December 31,
	2005	2006	2007
No. of terminals	150	327	15,000
     As our CRIC system expanded its coverage, we have also increased our efforts to market the CRIC subscription. We began a nationwide initiative in September 2007 to promote subscription to the CRIC system and have signed up over 5,000 subscribers across China. Their subscriptions will include a six-month free trial period with an option to renew for annual fees. In April 2008, we rolled out the 2008 version of CRIC and formally launched the fee-based CRIC subscription service.
     In February 2008, we formed a new venture with SINA Corporation, a leading Internet portal in China, to build the largest online real estate portal in China. While SINA is spinning off its real estate channel (http://www.house.sina.com.cn) and home decoration channel (http://www.jiaju.sina.com.cn) and contributing the related online advertising business into the new company, we will provide an exclusive license of our proprietary CRIC database to the new company and will develop certain online products and related fee-based services for the new company. SINA is the majority owner of the new company. Combining the expertise and resources of two leading companies in their respective industries, the new venture represents one important step towards realizing the commercial potential of the CRIC database, and will offer Internet users interested in China’s real estate market enhanced web content.
Real Estate Investment Fund Management
     In January 2008, we formed a new real estate investment fund, E-House China Real Estate Investment Fund I, L.P., or the Fund, with initial commitments of $100 million. Investors of the Fund include both institutions and high net worth individuals, including Mr. Xin Zhou, our chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director. We have no investment in the Fund. We will manage the Fund through our 51% owned subsidiary, E-House Real Estate Asset Management Limited, which will act as the Fund’s general partner, or the GP. The Fund will pay annual management fees and carried interest on a success basis to the GP. The Fund plans to invest in China’s fast growing real estate sector through diversified investment strategies at all levels of the real estate value chain. We believe our knowledge and expertise in the Chinese real estate industry, including our proprietary CRIC database and research capabilities, and our nationwide network offer us a unique competitive advantage in identifying attractive investment opportunities and executing successful transactions. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Customer and Supplier, Shareholders, Directors and Affiliates—Real Estate Investment Fund Management.”
CRIC System
     We believe our proprietary CRIC system contains the most comprehensive set of real estate sales data in China covering information on land, residential, office and commercial spaces, as well as real estate related advertisements. As of December 31, 2007, our CRIC system contained data on developments in 30 cities across China, consisting of data on over 11,067 tracts of land, over 21,424 housing developments, over 3,351 office buildings and over 3,360 commercial developments. In addition, our CRIC system contains data on the local businesses and services, such as schools, transportation and hospitals. We built the CRIC system using in-house capabilities and have applied for copyright protections on the core technology developed by us.
     Our CRIC system consists of interlinked database, map, report and library functions. Our map functions and our library are features unique to our system. We believe that, compared to in-house project databases developed by competitors, our project database contains more data points and has more advanced search and analytic capabilities.
     Our CRIC library contains internally generated market studies, topical studies, project feasibility studies, form market reports and periodicals, as well as a comprehensive collection of real estate news and articles. For each project, the database records the total architectural and residential GFA, floor plans, construction materials, percentage of green space and in many cases the commercials and promotional materials used for the sales and marketing of the project. For each unit, the database records the selling price, GFA of each room, title history as well as material used in home improvement. The relevant property information is searchable through string queries or through clicking on the corresponding map. The map also contains visual presentations, in satellite or two-dimensional form, of information on local businesses and services, such as metro stations, hospitals and schools in the surrounding area. Users can use an assortment of tools built into the software, and can sort and generate reports based on an array of search fields.
Research and Development
     We have 471 employees who conduct research and provide training at our E-House Research and Training Institute, located on the campus of Shanghai University. The Institute is a facility associated with East China Normal University and Shanghai University. Approximately 20% of our research staff are professors, associate professors or professor-level scholars, as determined by China’s scholar ranking system. The Institute is led by Professor Yongyue Zhang, our director, who is the vice chairman of the China Appraisal and Real Estate Services Industry Association, director of the China Real Estate Industry Association and vice chairman of the Shanghai Economists Association and is the expert-in-residence at China’s Ministry of Construction.
     In addition to providing training, our research staff support all of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.
Marketing and Brand Promotion
     In 2007, we generated approximately 45% of our total revenues from existing clients and another 30% from clients who approached us through word-of-mouth referrals. We employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract developer clients and real estate buyers, including the following:
     Advertisements. We have advertising arrangements with many Chinese national and regional consumer media outlets, including television stations, newspapers and industry publications. We also advertise and distribute informational brochures, posters and flyers at various real estate conferences, exhibitions and trade shows.
     Seminars and Workshops. Our E-House Research and Training Institute frequently organizes seminars and workshops for real estate developers and other participants in the real estate industry. To date, our E-House Research and Training Institute has provided training to over 2,500 managerial personnel affiliated with our developer clients.
     E-House Membership Club. We created E-House Membership Club to attract real estate buyers. As of December 31, 2007, we had approximately 300,000 club members located in 26 cities. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.
Competition
     The real estate services industry in China is rapidly evolving, highly fragmented and competitive. Compared to real estate development, real estate services require a smaller commitment of capital resources. This relatively lower barrier to entry permits new competitors to enter our markets quickly and compete with us. While we face competition in each geographic market in which we operate, we believe none of our competitors offers as broad a range of services and geographic coverage as we provide in the primary real estate agency services market. In Shanghai, we remained the leading comprehensive real estate services company for four consecutive years starting in 2004 and our leading position was recognized by the prestigious “Golden Bridge” Award we received annually for the same period from the Shanghai Real Estate Services Company Association.
     In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Shanghai T&D Real Estate Co. Ltd. and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence. In the secondary real estate brokerage services market, we compete with established international and domestic real estate brokerage firms, including Century 21 China Real Estate, Centaline Group, Coldwell Banker, Shanghai House Exchange Co., Ltd., SUNCO Real Estate Co., Ltd., and 5i5j Real Estate Co. Ltd. In the real estate consulting and information service market, we compete with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis and First Pacific Savills.
     Competition in the real estate services industry is primarily based on brand recognition, quality and breadth of services and overall client experience. We believe that our well-known “E-House” brand, the breadth and quality of our services and our extensive experience, particularly in the primary real estate agency services market, give us competitive advantages over our competitors, especially smaller competitors who focus on a limited number of local markets. While many of our competitors may have more financial and other resources than we do, we believe our CRIC system, research capability, our knowledge and experience as well as our execution capability distinguish us from our competitors and allow us to respond more promptly to market changes.
Employees and Training
     Our sales staff are chosen for their education, qualification, poise and service oriented attitudes. Once recruited, our sales staff receive vigorous training on ethics and our standard sales protocols, sales technique, and necessary training for the specific properties to which they are assigned.
     We recruit on an as-needed basis. When we are engaged to provide sales services in a city where we have an existing office, we rely heavily on the local sales personnel. When we are engaged to provide sales services in a city where we have no existing office, we establish a core sales force in that city from our existing sales force. We then locally recruit new sales personnel and require them to go through three months of intensive training at our E-House Research and Training Institute. Most new recruits undergo a trial period before they are hired. We review the performance of our sales staff on a periodic basis.
     In addition to undergoing the initial intensive three-month training at the E-House Research and Training Institute, we encourage our sales staff to continue in their fields of study. We also encourage our mid-level management to systematically acquire more industry knowledge and management skills by offering them a variety of training programs at the E-House Research and Training Institute. We provide capable and experienced employees with opportunities to be promoted to management positions. As a result, we believe we have experienced attrition rates lower than industry standard among our managerial and sales staff since our inception.
     We had 1,058 and 2,137 employees as of December 31, 2005 and 2006, respectively. As of December 31, 2007, we had 4,500 employees, including 843 in our corporate offices, 471 research staff and 3,186 sales staff, all of whom are our employees. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.
Intellectual Property
     The “E-House” brand, our proprietary CRIC system and other intellectual property rights contribute to our competitive advantage in the real estate services industry in China. To protect our brand, our CRIC system and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others.
     We currently have the “” registered trademark in China and are in the process of finalizing the governmental transfer procedures of the registered trademark “” in China. We have also applied for the registration of the trademarks “,” “CRIC,” “” and “E-House.” We have registered our domain names, www.ehousechina.com, www.1fang.com, www.cityrehouse.com.cn and www.yiju.org with China Internet Network Information Center. We have developed our CRIC system and own its copyright. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license such copyright, are all protected in accordance with the “Computer Software Protect Regulation.” The copyright owner has the right to license or transfer the copyright to other parties by collecting remuneration. We have applied for and obtained the Software Copyright Certificate for the CRIC system, thus our core technology CRIC system is better protected under the PRC law.

     While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
Facilities
     Our headquarters are located in Shanghai, China, where we lease approximately 3,014 square meters of corporate office space. As of December 31, 2007, our offices in 25 cities occupy an aggregate of 20,787 square meters of leased space. We consider our corporate office space adequate for our current and future operations.
Legal Proceedings
     We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
Regulation
     We are subject to a number of laws and regulations in China relating to real estate service companies. This section summarizes the principal current PRC laws and regulations relevant to our business and operations.
Regulation of Real Estate Services Industry
     The principal regulations governing the real estate service industry in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994, and the Provisions on the Administration of Urban Real Estate Intermediary Services promulgated by the Ministry of Construction, or MOC, in January 1996, as amended. We have met and are in compliance with all the material registration and license requirements for conducting our business, as summarized below.
Regulation on the Establishment of Real Estate Services Companies
     Under the above regulations, real estate services refer to real estate consulting services, real estate appraisal services and real estate brokerage services. Under PRC laws, a company is required to obtain a business license from the State Administration for Industry and Commerce, or SAIC, before it can commence business. To qualify as a real estate services company, a company must register with the local offices of SAIC in each locality where it does business. Thus, we are required to file with the real estate regulatory authorities at the county level or above within one month after effecting the SAIC registration. Penalty for non-compliance includes imposition of fine, injunction against illegal services and revocation of licenses. To continue its existence as a real estate service company, it must meet certain organizational, financial and operational criteria, such as possessing sufficient funding and employing qualified personnel. It must keep proper records and comply with prescribed procedures in delivering its services.
Regulation of Real Estate Agency Companies and Agents
     Pursuant to the Regulatory Measures on the Sale of Commercial Houses promulgated by MOC, effective June 1, 2001, a real estate developer may entrust a real estate service organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that the real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits of the properties and the related letter of authorization. Thus, according to these regulatory measures, we are not permitted to (a) act as agents to sell primary residential housing for which requisite certificates, permits or authorization letters have not been obtained, (b) provide false statements on the conditions of any property in any advertisement, or (c) violate any PRC advertisement law.
     On December 29, 2006, the MOC and the People’s Bank of China promulgated the Circular Concerning Strengthening the Management of Real Estate Services and Regulating the Trade Settlement Capital Account, or the Circular, which provided a number of specific directives to regulate the real estate services industry. Under the Circular, we are not permitted to receive cash purchase payments on behalf of our clients in secondary real estate transactions and we are required to establish separate security deposit accounts for our clients in these transactions.

     In August, 2004, the SAIC promulgated the Measures of the PRC on Management of Brokers, or the Measures. Brokers as defined in the Measures include individuals, legal persons and other entities that act as intermediary broker or agent in economic transactions for the purpose of obtaining commissions. The local offices of the SAIC are the administrative bodies for brokers, responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. Within 20 days after a brokerage employs or dismisses any broker, it must file the broker’s information and the related contracts with the local offices of SAIC. Thus, according to these measures, before we or our individual brokers are allowed to engage in any brokerage services, we or our individual brokers, respectively, are required to obtain the required qualification licenses from SAIC. In addition, no brokerage or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of non-compliance, the local offices of SAIC can issue warnings or impose fines up to RMB30,000 ($4,004).
     Pursuant to the Interim Regulation on Professional Qualification for Real Estate Brokers and the Implementing Measures on the Examinations of Professional Qualification for Real Estate Brokers issued by the Ministry of Personnel and MOC in December 2001, to practice as a qualified real estate broker, an individual must first obtain a qualification certificate for real estate brokers, and then the real estate broker license. An individual broker who fails to obtain the required qualification certificate or license will not be permitted to engage in the secondary real estate agency services for us.
     In Shanghai, a real estate brokerage must have a registered capital of at least RMB100,000 ($13,346) and employ at least five licensed real estate brokers. It must also satisfy other requirements set forth in the Law of the PRC on Administration of the Urban Real Estate. Real estate brokerages or their branches must file with the real estate authorities and obtain a certificate of record which is valid for two years. Individual licensed brokers are subject to examination every two years before they can have their licenses renewed.
     Real estate brokerages in Chongqing are subject to an accreditation system, with grades of class C, class B and class A. A real estate brokerage can conduct only those businesses that are within the permitted business scope and grade. The brokerage is also subject to annual examination by the real estate authority.
     In Beijing, since July 1, 2004, a newly established real estate brokerage is required to register with the local real estate authority. A real estate brokerage must have at least four individuals with the requisite real estate broker licenses, or the Real Estate Broker Qualification Certificates in Beijing, and must satisfy the requirements set forth in the Law of the PRC on Administration of the Urban Real Estate. Any sub-branch of a brokerage must have at least two qualified real estate brokers and must register with the local real estate authority within one month after obtaining its business license.
Regulation of Real Estate Consultation Business
     The Provisions on the Administration of Urban Real Estate Intermediary Services set forth the basic requirements for setting up and operating real estate brokerage enterprises. According to these provisions, personnel engaged in the real estate consultation business must be professionals who have real estate related credentials or meet certain education requirements and possess the professional titles relating to real estate consultation and have obtained certain certificates for passing relevant examinations. The number of such professionals in an enterprise engaged in the real estate consultation business must exceed 50% of its total number of employees. These requirements imposed by the provisions may thus restrict our ability to hire a sufficient number of qualified personnel that we need to conduct or expand our business.
Regulation of Real Estate Intermediary Service Charges
     According to Real Property Intermediary Service Charges Circular, promulgated by the State Planning Commission and MOC on July 7, 1995, real estate intermediaries must expressly state their service charges, which are in the form of commissions. With respect to real estate consultation services, the PRC government issues pricing guidelines. However, specific charges are decided through negotiations between clients and the consulting service providers.
     Pursuant to Real Property Intermediary Service Charges Circular, commissions for the sale of real estate should be between 0.5% and 2.5% of the transaction price. For exclusive agency services, commissions can be raised to a maximum of 3% of the transaction price. Commissions for real estate rental services range between 50% and 100% of the monthly rent, as negotiated between the relevant parties. Rental commissions are one-time payments regardless of the lease duration.

     In Shanghai, the maximum commission that a broker may receive from the sale of residential properties is 2% of the transaction price. Commissions for real estate rental services can not exceed 70% of the monthly rent. Commissions for assignments of State land use rights can not exceed 3% of the transaction price. Commissions should be born equally between the buyer and the seller, or between the lessor and the lessee, unless stipulated otherwise in a written agreement. With respect to customized service requiring special expertise, a real estate brokerage organization of sufficiently large size (not including franchised stores and stores under contracted management) can apply for approval from the local pricing authorities to charge fees that exceed the fee level set forth in government guidelines.
     In Hangzhou, since February 1, 2007, commissions for real estate transactions vary depending on the transaction value but they cannot exceed 1% of the transaction value from each of the two parties in the transaction. Commissions for real estate rental services are 40% of one month’s rent from each of the lessor and the lessee, and the parties can negotiate for an increase of no more than 25%. These commissions are one-time payments regardless of the lease duration.
     In Chongqing, commissions for real estate transactions cannot exceed 2% of the transaction price. For real estate rental services, the level of commissions is not regulated.
     Due to the restrictions mentioned above, we are not allowed to charge our clients commission rates that exceed the maximum charge rate.
Regulations on Trademarks
     Both the PRC Trademark Law, adopted in 1982 and revised in 2001, and the Implementation Regulation of the PRC Trademark Law adopted by State Council in 2002, gave protection to the holders of registered trademarks and trade names. The Trademark Office under the authority of the SAIC handles trademark registrations and grants rights for a term of ten years for registered trademarks. Trademark license agreements must be filed with the Trademark Office or its regional offices.
Regulations on Foreign Currency Exchange
     Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into Renminbi.
     On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005. According to the notice, a special purpose company, or SPV, refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. Prior to establishing or assuming control of an SPV, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch. The notice applies retroactively. As a result, PRC residents who have established or acquired control of these SPVs that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (1) the PRC residents have completed the injection of equity investment or assets of a domestic company into the SPV; (2) the overseas funding of the SPV has been completed; (3) there is a material change in the capital of the SPV. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies
     According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, or FIEs, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. In addition, the total amount of accumulated foreign debt borrowed by an FIE is limited to the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of an FIE is the total amount of capital contributions made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.
     According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when the approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each FIE under review to ensure it complies with the Foreign Investment Industrial Guidance Catalogue, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.” The amended Catalogue became effective on December 1, 2007, which classifies real estate agency companies and real estate brokerage companies to the restricted category of foreign investment industries.
     Our PRC subsidiaries, such as E-House Shanghai, Shanghai CRIC Information Technology Co. Ltd, and Shanghai Cityrehouse Real Estate Agency Co., Ltd., are FIEs subject to the regulations discussed above.
Regulations on Employee Share Options
     Under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued on January 5, 2007 by the SAFE, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the New York Stock Exchange. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.
Regulations on Dividend Distribution
     The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include:
•	the Wholly Foreign Owned Enterprise Law (1986), as amended;

•	the Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;

•	the Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	the Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.
     Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to E-House Shanghai, Shanghai CRIC Information Technology Co. Ltd, and Shanghai Cityrehouse Real Estate Agency Co., Ltd.
C. Organizational Structure
     The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

*	Wholly owned by Ber Jen Ko, the general manager in charge of our secondary brokerage services.

**	The following list sets forth E-House Shanghai’s subsidiaries and the percentage of its equity ownership interest in each subsidiary: (1) Nanjing Jinyue Real Estate Consultant Co., Ltd. (91%), (2) Shanghai Urban Real Estate Broker Co., Ltd. (51%), (3) Fujian Jinyue Real Estate Consultant Co., Ltd. (70%), (4) Shenzhen E-House Real Estate Co., Ltd. (95%), (5) Shanghai E-House Real Estate Academy (90%), (6) Beijing Jinyue Real Estate Broker Co., Ltd. (100%), (7) Jinan Fangzhouweiye Consultant Co., Ltd. (100%), (8) Shenyang E-House Real Estate Agent Co., Ltd. (100%), (9) Wuhan E-House Investment Co., Ltd. (100%), (10) Zhengzhou Jinyue Real Estate Investment Consultant Co., Ltd. (100%), (11) Changsha Jinyue Real Estate Sales Co., Ltd. (100%), (12) Jiangxi E-House Real Estate Sales Co., Ltd. (100%), (13) Shaanxi E-House Real Estate Investment Consultant Co., Ltd. (100%), (14) Chengdu E-House Western Real Estate Investment Consultant Co., Ltd. (100%) and (15) Chongqing E-House Investment Consultant Co., Ltd. (100%).
D. Property, Plants and Equipment
     Our headquarters are located in Shanghai, China, where we lease approximately 3,014 square meters of corporate office space. As of December 31, 2007, our offices in 25 cities occupy an aggregate of 20,787 square meters of leased space.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.
A. Operating Results
Overview
     We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services as well as real estate consulting and information services. For the period from 2001 to December 31, 2007, we sold an aggregate of approximately 9.0 million square meters of primary properties with total transaction value of approximately RMB72.3 billion ($9.5 billion) for real estate development projects in 33 cities in China. We were ranked as the largest real estate agency and consulting services company in China for four consecutive years from 2004 to 2007 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold and geographic coverage.
     We have experienced substantial growth in recent years while maintaining profitability. We became a leader in the real estate services market in Shanghai within two years of our inception and have since expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $38.7 million in 2005 to $121.0 million in 2007, representing a CAGR of 76.8%. At the same time, our net income increased from $11.1 million in 2005 to $41.7 million in 2007, representing a CAGR of 93.8%.
Factors Affecting Our Results of Operations
     Our operating results are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of real estate in local markets, entry barriers and competition from other real estate services companies and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect our transaction volume and the transaction value of the properties whose sales we facilitate and otherwise adversely affect our results of operations. Our operating results are more directly affected by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses.
     Revenues. We currently derive our revenues from three service lines: primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services. Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by each of our three business lines, both as an amount and as a percentage of total revenues for the periods indicated.

	For The Year Ended December 31,
	2005		2006		2007
	$	%	$	%	$	%
		(in thousands except percentages)
Revenues:
Primary real estate agency services	34,502	89.2	45,708	81.6	100,541	83.1
Secondary real estate brokerage services	361	1.0	3,846	6.9	11,888	9.8
Real estate consulting and information services	3,798	9.8	6,445	11.5	8,587	7.1
Total revenues	38,661	100.0	55,999	100.0	121,016	100.0
     Primary Real Estate Agency Services. Revenues from our primary real estate agency services have constituted, and are expected in the foreseeable future to constitute, the substantial majority of our total revenues. Our primary real estate agency services mainly consist of marketing and sale of new properties for developer clients. We earn sales commissions based on terms negotiated with our developer clients, which vary from project to project. Each of our agency contracts specifies commission rates that are expressed as percentages of transaction value. We define the transaction value of any project as the aggregate of the sales proceeds of all property units we have sold for the project. For certain projects, we are able to negotiate additional commissions payable upon our achieving specified sales targets in terms of GFA or average selling price of properties sold. The majority of our agency contracts stipulate that our developer clients are responsible for the cost of promotion and advertising, either by paying the costs directly or reimbursing us for promotion and advertising costs we incur. The other form of agency contracts provide for higher commission rates for us, in exchange for which we are required to bear all promotion and advertising costs.
     We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients at the end of a sales period based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows.
     Revenues from our primary real estate agency services are significantly affected by the following operating measures that are widely used in the primary real estate agency services industry and appear throughout this annual report:
•	total GFA of the properties we sell;

•	total transaction value of the properties we sell; and

•	commission rates.
     In recent years, our revenue growth has been driven primarily by increased GFA and transaction value of the properties we sold. The total GFA of the properties whose sale we facilitate is largely affected by real estate market conditions in China in general, and local market conditions in particular, our ability to market and sell our services to real estate developers, our developer clients’ development and sales schedule and our ability to market and sell these properties. The total transaction value of the properties we sell is the aggregate sales proceeds of all the properties we have sold and, therefore, is affected by the total GFA and the average selling price of properties we sell. Our commission rates are based on individually negotiated contracts with our developer clients, which are typically affected by our ability to market and sell our services to developers, competitive pressure and developers’ perception of the level of difficulty of selling the properties. As our sales commissions are determined based on the transaction value of the properties we sell and our commission rates, any increase or decrease of the transaction value or our average commission rates may affect our revenues from primary real estate agency services.
     Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services were insignificant until 2006, when we made a strategic decision to expand our business into secondary real estate brokerage services. In April 2006, we acquired Shanghai City Rehouse Real Estate Agency Co., Ltd, a leading real estate brokerage company in Shanghai, for approximately $0.4 million. In June 2006, we acquired E-House International Estate Agency Limited, which engages in secondary real estate brokerage services in Hong Kong and Macau for approximately $1.4 million. Under applicable PRC law, we are permitted to represent both the seller and the purchaser and are entitled to receive up to 1% of the transaction value as sales commission from each side in a secondary real estate sales transaction. In major cities, we typically represent both the seller and the purchaser in accordance with customary practice. For rental units, we are permitted under applicable PRC law to charge a one-time commission ranging from 50% to 100% of the contracted monthly rent for facilitating the rental transactions. In Shanghai, the maximum commission rate is 70% of the contracted monthly rent for facilitating rental transactions. For our secondary real estate brokerage services in Hong Kong and Macau, we normally charge a one-time commission based on negotiations. We recognize our commissions as revenue when the sales or rental contract is executed by all the parties to the contract, at which point we have fulfilled our obligations in connection with the sales or rental transaction.
     Revenues from our secondary real estate brokerage services are significantly affected by real estate policies affecting the secondary real estate market, the number of sales transactions we facilitate, the aggregate transaction value of the properties we facilitate and commission rates. The number of sales transactions we facilitate depends in large part on our network of storefronts, our brand recognition, our ability to attract a large number of potential sellers and purchasers, our ability to obtain information on potential sales leads and the quality of our services. Our commissions may be lower than the maximum rate permissible under PRC laws and regulations, as a result of negotiations with individual parties and in response to competition.
     Real Estate Consulting and Information Services. Revenues from our real estate consulting and information services have accounted for a small but growing portion of our total revenues. With the buildup of our industry expertise and growth of our brand since 2005, we have been engaged by a growing number of clients for consulting projects related to land acquisition, strategic alliance, product development and marketing strategy. As we expand into new geographic regions and strengthen our position as the leading service provider in the real estate industry, we expect to continue to expand our consulting services.
     We provide real estate consulting services in relation to land acquisition and real estate development. We generally agree to a fixed fee arrangement conditional upon the delivery of a final product, such as closing of a land acquisition transaction or providing a market study report. The contractual period is usually between one and twelve months. We recognize revenue on consulting services when we have completed our performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent.
     We began to sell online subscriptions to our proprietary CRIC system in the second half of 2006. These subscriptions allow subscribers to search information in our CRIC system and generate analytical reports. Subscription fees vary depending on the search level, number of terminals, number or cities covered and level of access. We receive subscription fees on an annual basis starting at the beginning of the subscription period and recognize revenues ratably over the subscription period. We are currently investing our resources in the development of more premium and customized subscriptions packages. We intend to generate more consulting projects as well as increase subscriptions to our CRIC system in order to further increase revenues from our real estate consulting and information services.
     Revenues from our real estate consulting services are significantly affected by our industry knowledge and expertise, the scope and depth of our services and demand for our services. Revenues from our real estate information services depend primarily on the number of subscriptions to our CRIC system and unit subscription fees. The number of subscriptions we sell is in turn affected by our marketing efforts, our continuous improvement of the CRIC system, and our ability to update and enhance the information on a timely basis.
     Cost of Revenues. Our cost of revenues primarily consists of costs directly attributable to our primary real estate agency services. These direct costs primarily include salaries and commissions of sales and support staff and costs of rental, utility and consumable products for our on-site sales offices. For those projects where we are contractually responsible for project marketing and advertising costs, we include those costs in cost of revenue.
     Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our corporate office employees expenses incurred in promoting our brand and services, costs of third-party professional services, costs related to industry research and the development of our CRIC system, rental payments relating to office and administrative functions and depreciation and amortization of property and equipment used in our corporate offices. Since 2006, our selling, general and administrative expenses have also included overhead expenses for our secondary real estate brokerage operations, which include compensation for our sales and administrative staff, rental costs for brokerage storefronts and administrative offices, marketing promotion and other administrative expenses. We expect that our selling, general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company.
     Our selling, general and administrative expenses also include share-based compensation expenses. We have adopted a share incentive plan and have granted options under the plan. We have adopted Statement of Financial Accounting Standard, or SFAS, No. 123 (revised 2004), “Share-Based Payment” or SFAS No. 123(R), under which share-based compensation expenses will be recognized, generally over the vesting period of the award based on the fair value of the award on the grant date.
     Our selling, general and administrative expenses also include gains from sale of properties held for sale. In 2004, we elected to purchase the remaining unsold residential and commercial units of a real estate development project for which we acted as sales agent and intended to sell those units in the near future. The total purchase price of these properties was $8.0 million. We recorded a gain from the sale of a portion of these properties in the amount of $377,457 and $194,229 in 2005 and 2006, respectively. We recorded a loss from the sale of a portion of these properties in the amount of $138,636 in 2007. The remaining unsold portion of these properties was recorded as properties held for sale in our consolidated balance sheets.

     Share-based Compensation Expenses. As of March 31, 2008, we had granted the following options to our officers, employees and independent director appointees.

	Number of Ordinary
	Shares Underlying		Fair Value of
Grant Date	Options Granted	Exercise Price	Ordinary Shares
November 28, 2006	436,364	$3.30	$3.30
March 9, 2007	300,000	$5.50	$5.50
July 23, 2007	915,000	$12.50	$10.67
January 7, 2008	480,000	$23.00	$23.00
January 10, 2008	21,500	$24.23	$24.23
     We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our net income, earnings per share and operating expenses.
     We engaged an independent appraiser to assess the fair value of our options and ordinary shares underlying the options. Determining the fair value of options and ordinary shares requires making complex and subjective judgments. In assessing the fair value of our ordinary shares prior to our IPO on August 8, 2007, we considered the following principal factors:
•	the nature of our business and the contracts and agreements relating to our business;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business;

•	the nature and prospects of the real estate services industry in China;

•	the growth of our operations; and

•	our business risks.
     With respect to our option grant on November 28, 2006, the independent appraiser used the binomial model to calculate the fair value of the option. The additional assumptions used in the binomial model were 4.50% average risk-free rate of return, 10 years of weighted average expected option life, 49% estimated volatility rate and no dividend yield. The fair value of our ordinary shares was determined to be $3.30 per share as of the date of grant, which was the price in a share sales transaction between an existing shareholder of our company and a group of third parties unrelated to us, which transaction took place one day after we granted the option.
     With respect to our option grant on March 9, 2007, the independent appraiser used the binomial model to calculate the fair value of the option. The additional assumptions used in the binomial model were 4.59% average risk-free rate of return, 10 years of weighted average expected option life, 63% estimated volatility rate and no dividend yield. The independent appraiser used the income approach to assess the fair value of our ordinary shares as of the date of option grant. The income approach resulted in a fair value of $5.50 per share, which was the same as the price in a share sales transaction between an existing shareholder of our company and a group of third parties unrelated to us, which transaction took place three days before we granted the options.
     The income approach involved applying appropriate discount rates to estimated cash flows that were based on our earnings forecasts. The major assumptions used by the independent appraiser in deriving the fair value of our ordinary shares were consistent with our business plan and major milestones that we achieved. Other major assumptions used in determining the fair value of our ordinary share as of March 9, 2007 included the following:
•	Weighted average costs of capital, or WACC, of 13.2% was used. This was the combined result of the changes in risk-free rate and industry average beta and the decrease in our company-specific risks; and

•	Discount for Lack of Marketability, or DLOM, of 6% was used. This took into consideration our proposed offering in several months.

     The independent appraiser also used other general assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions and real estate industry in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts.
     The increase in the fair value of our ordinary shares from November 2006 to March 2007 was primarily attributable to the following developments during the period:
•	We experienced substantial increases in revenues and net income to $34.5 million and $17.0 million, respectively, for the fourth quarter of 2006 from $7.8 million and $0.6 million, respectively, for the third quarter of 2006;

•	Despite the fact that we generally experience relatively low volume of real estate transactions in the first quarter of each year due to the cold weather and the Chinese New Year holiday, we experienced substantial increases in revenues to $16.0 million for the first quarter of 2007 from $4.0 million for the same quarter in 2006, and we achieved a net income of $4.4 million for the first quarter of 2007, compared to a net loss of $1.3 million for the same quarter in 2006;

•	We further expanded the secondary brokerage store network from 66 stores as of December 31, 2006 to 114 stores as of March 31, 2007; and

•	We completed several major real estate consulting projects.
     On July 23, 2007, we granted options to purchase a total of 915,000 ordinary shares to our employees at an exercise price of $12.50 per share, which was the midpoint of the estimated price range of our initial public offering. We have engaged the independent appraiser to conduct a contemporaneous assessment of ordinary shares underlying the options granted on July 23, 2007. The independent appraiser used the income approach to assess the fair value of our ordinary shares, which resulted in a fair value of $10.67 per share. The income approach involved applying appropriate discount rates to estimated cash flows that were based on our earnings forecasts. The major assumptions used in deriving the fair value were consistent with our business plan and major milestones that we achieved. Other major assumptions used in determining the fair value of our ordinary share as of July 23, 2007 included the following:
•	WACC of 14.3% was used. This was the combined result of the changes in risk-free rate, industry average beta and the decrease in our company-specific risk.

•	DLOM of 6% was used. This took into consideration our pending offering in the near future.
     The independent appraiser also used other general assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions and real estate industry in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts.
     On January 7, 2008, we granted options to purchase a total of 480,000 ordinary shares to our employees at an exercise price of $23.00 per share, which was the closing price of our ADS trading on the NYSE on January 4, 2008.
     On January 10, 2008, we granted options to purchase a total of 21,500 ordinary shares to our employees at an exercise price of $24.23 per share, which was the closing price of our ADS trading on the NYSE on January 9, 2008.
Taxation
     We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Under China’s new EIT Law, effective since January 1, 2008, dividends from our PRC subsidiaries attributable to profits after 2007 are subject to a withholding tax, which may be as high as 20%, although under the detailed implementation rules promulgated by the PRC tax authorities, the effective withholding tax is currently 10%. Our current holding structure does not provide for any further treaty relief. Dividends from our Hong Kong and Macau subsidiaries are exempt from withholding tax as long as after-tax profits are distributed.
     Our subsidiaries in China are subject to business tax and related surcharges by various local tax authorities at rates ranging from 5.0% to 5.6% on revenues generated from providing services. In addition, our subsidiaries in China were generally subject to the standard enterprise income tax rate, which was 33% prior to December 31, 2007. However, some of our subsidiaries are subject to lower enterprise income tax rates due to preferential tax treatments granted by local tax authorities. For example, our wholly owned subsidiary, E-House Shanghai, enjoyed a 5% tax assessed on total revenues for the year 2004 when its place of registration was in the Songjiang District of Shanghai. When it changed its place of registration to the Pudong New District of Shanghai in 2005, it became subject to a 15% enterprise income tax assessed on income before tax, which was the prevailing income tax rate for that jurisdiction.
     The new EIT Law, effective since January 1, 2008 applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, certain specifically listed categories of enterprises that enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Circular 39 includes manufacturing enterprises located in Pudong New Area of Shanghai as qualifying for the five-year transition. Non-manufacturing enterprises located in Pudong New Area of Shanghai are not specifically listed in recently released Circular 39, even though they were subject to the same 15% preferential income tax rate as manufacturing enterprises in Pudong New Area of Shanghai. As a result, it is unclear whether E-House Shanghai will be subject to the graduated transition to statutory rate of 18% in 2008 or 25% income tax rate immediately. Under the new tax law, our other PRC subsidiaries that were subject to a 33% enterprise income tax rate are subject to a 25% enterprise income tax rate since January 1, 2008.
     Under the new EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. Substantially all of our management is currently located in China, and as a result, we and our other offshore holding companies may be considered PRC resident enterprises and be subject to the PRC enterprise income tax at the rate of 25% on our and our other offshore holding companies worldwide income.
     Our operation in Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations.
Critical Accounting Policies
     We prepare our financial statements in conformity with U.S. GAAP, which require us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.
     An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition
     We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, sales price is fixed or determinable and collectibility is reasonably assured.
     Revenues are recorded, net of sales related taxes.
     We provide sales agency service for primary real estate developers. For primary real estate agency service, we recognize the commission revenue when a successful sale of property has occurred and upon completing the services required to execute a successful sale without further contingency. A successful sale is defined in each agency contract and is usually achieved after the property buyer has executed the purchase contract, made the required down payment, and the purchase contract has been registered with the relevant government authorities. We may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as average sale price over a pre-determined period. These additional agency service revenues are recognized when we have accomplished the required targets.
     We provide brokerage service for secondary real estate sale and rental transactions. For secondary real estate brokerage service, we recognize revenue upon execution of a transaction agreement between the buyer/lessee and the seller/lessor for which we act as the broker.
     We provide real estate consulting services to customers in relation to land acquisition and real estate development. Generally we will agree to a fixed fee arrangement conditional upon the delivery of a final product (such as closing a land acquisition transaction or providing a market study report). The contractual period usually runs for between one and twelve months. We recognize revenue on consulting services when we have completed our performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent.
     We also sell subscriptions to our proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
Variable Interest Entities
     For some of our primary real estate agency contracts, we agree to pay refundable customer deposits to our developer clients. In accordance with the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 46 (revised in December 2003), “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” (“FIN 46R”), we evaluate each customer deposit to determine whether or not the developer client who receives our deposit is a variable interest entity (“VIE”) and, if so, whether we are the primary beneficiary of such VIE. If we are deemed to be the primary beneficiary, we would be required to consolidate the VIE.
     The analysis under FIN 46R involves estimates and assumptions that are inherently subjective. The nature and size of each of our variable interests may require us to perform various analysis including, for example, the potential magnitude of our variable interest in the entity, whether or not the equity at risk of the potential variable interest entity is sufficient and whether or not we are the primary beneficiary. Estimates made in performing such analysis include estimates of the fair value of the developer client’s equity at risk, expected sales prices of the properties under development, profit margins of the development project, length of time required to complete the project and the associated property sales, discount rates and the probabilities of various scenarios occurring. To date, we have not consolidated any of the developer clients as a result of providing these customer deposits. However, the use of different estimates or assumptions, could have caused us to reach different conclusions as to whether or not the developer clients are VIEs and, if so, whether or not we are the primary beneficiary and are required to consolidate to consolidate these developer clients.
Share-based Compensation
     SFAS No. 123R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation cost in 2006 and 2007 was $16,806 and $952,889, respectively. We did not issue any share-based awards prior to 2006.
     Determining the value of our share based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. For example, as of December 31, 2007, there was approximately $3,860,595 and $386,528 of total unrecognized compensation cost related to unvested share options and unvested restricted shares, respectively, which were expected to be recognized over a weighted-average period of 2.5 years and 1.9 years, respectively.
Goodwill Valuation
     We test goodwill for possible impairment on an annual basis as of January 1 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Our two reporting units are the secondary real estate brokerage unit and the primary real estate agency and real estate consulting and information services unit.
     The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures. These measures involve significant management judgment and as a result are subject to change.

     If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded.
     The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and a terminal multiple. If any of these assumptions changes, the estimated fair value of our reporting units will change, which could affect the amount of goodwill impairment charges, if any. For example, if the discount rate we use increases by 1%, the fair value of our primary real estate agency and real estate consulting and information service segment would decrease by approximately $3.7 million, but would not have an impact on the carrying value of goodwill.
     We may incur goodwill impairment charges in the future although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
Income Taxes
     We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future taxes payable in our significant tax jurisdictions. The largest components of our deferred tax assets are accrued salary expenses deductible when payment is made and operating loss carryforwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we establish a valuation allowance to offset the deferred tax assets. As of December 31, 2007, we recognized a valuation allowance against deferred tax assets of $2,015,366. If we subsequently determine that all or a portion of the carryforwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.
Results of Operations
     The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2005	2006	2007
	(in thousands of $)
Consolidated Statement of Operations Data:
Revenues	38,661	55,999	121,016
Cost of revenues	(10,818)	(10,244)	(23,510)
Selling, general and administrative expenses	(13,250)	(21,322)	(45,546)
Income from operations	14,593	24,433	51,960
Other income (expense):
Interest expense	(639)	(594)	(622)
Interest income	63	206	2,490
Other income	132	168	198
Income before taxes and minority interest	14,149	24,213	54,026
Income tax expenses	(2,733)	(5,751)	(10,277)
Minority interests, net of tax	(268)	(355)	(2,023)
Net income	11,148	18,107	41,726
Segment Information
     Starting in the year ended December 31, 2006, we have two operating segments, primary real estate agency and real estate consulting and information services and secondary real estate brokerage services. Revenues from our primary real estate agency and real estate consulting and information service segment accounted for 93.1% and 90.2% of our total revenues in 2006 and 2007, respectively, and revenues from our secondary real estate brokerage service segment accounted for 6.9% and 9.8% of our total revenues in 2006 and 2007, respectively. The secondary real estate brokerage service segment comprised of acquired businesses in 2006.

     In 2005, we had one operating segment since the revenues generated from the secondary real estate brokerage segment were immaterial and discrete financial information beyond revenues for this segment was not available.

	2006				2007
	Primary				Primary
	real estate				real estate
	agency				agency
	and real				and real
	estate				estate
	consulting	Secondary			consulting	Secondary
	and	real estate			and	real estate
	information	brokerage			information	brokerage
	service	service	Non-		service	service	Non-
	segment	segment	allocated	Total	segment	segment	allocated	Total
	(in thousands of $)
Revenues from external customers	52,153	3,846	—	55,999	109,128	11,888	—	121,016
Cost of revenues	(10,244)	—	—	(10,244)	(23,510)	—	—	(23,510)
Selling, general and administrative expenses	(14,100)	(5,286)	(1,936)	(21,322)	(28,181)	(14,997)	(2,368)	(45,546)
Income (loss) from operations	27,809	(1,440)	(1,936)	24,433	57,437	(3,109)	(2,368)	51,960
Interest expense	—	—	(594)	(594)	—	—	(622)	(622)
Interest income	200	6	—	206	888	36	1,566	2,490
Income (loss) before taxes and minority interest	28,177	(1,434)	(2,530)	24,213	58,574	(2,977)	(1,571)	54,026
Income tax expense	(5,751)	—	—	(5,751)	(10,272)	(5)	—	(10,277)
Net income (loss) after taxes before minority interest	22,426	(1,434)	(2,530)	18,462	48,302	(2,982)	(1,571)	43,749
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
     Revenues. Our total revenues increased by 116.1% from $56.0 million in 2006 to $121.0 million in 2007 primarily due to the reasons discussed below.
•	Primary Real Estate Agency Services. Revenues from our primary real estate agency services increased by 120.0% from $45.7 million in 2006 to $100.5 million in 2007. This increase was primarily due to the further expansion of primary real estate agency operations, which resulted in a significant increase in the GFA and total transaction value of new properties sold. The GFA of properties we sold increased from approximately 2.0 million square meters in 2006 to approximately 4.0 million square meters in 2007 and the total transaction value of the properties we sold increased from $2.0 billion in 2006 to $3.9 billion in 2007. The average commission rate was 2.4% in 2007, compared to 2.2% in 2006, mainly due to higher commission revenues earned upon exceeding sales targets for a number of projects. We expect continued strong growth in revenues from our primary real estate agency services in 2008 as a result of further expansion in our geographic coverage, market shares and strategic partnerships with leading developers in China, which have contributed to expansion of our project pipeline.

•	Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services increased substantially by 209.2% from $3.8 million in 2006 to $11.9 million in 2007. This growth was primarily attributable to the continued expansion of our secondary real estate brokerage services. As of December 31, 2007, we had a total of 160 secondary real estate brokerage stores in five cities in China. We will focus on consolidating recent expansion and improving profitability for its secondary brokerage services in 2008.

•	Real Estate Consulting and Information Services. Revenues from our real estate consulting and information services increased by 33.2% from $6.4 million in 2006 to $8.6 million in 2007. This growth was primarily due to continued expansion of our real estate consulting services and our strengthened efforts in commercializing the CRIC system in 2007. For 2008, we expect our revenues from real estate consulting and information services to increase substantially and contribute to a higher portion of total revenues as a result of our initiative to commercialize its proprietary CRIC database system by offering subscription service, as well as higher consulting revenues from strategic arrangements with leading developers in China.
     Cost of Revenues. Our cost of revenues increased by 129.5% from $10.2 million in 2006 to $23.5 million in 2007 primarily due to an increase in salary and commissions paid to our sales staff by $7.8 million as a result of a higher transaction value for new properties sold, and an increase in project-related advertising and promotion expenses by $3.9 million, which we were contractually obligated to pay for several primary real estate projects.
     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 113.6% from $21.3 million in 2006 to $45.5 million in 2007 primarily due to the following reasons:
•	Primary Real Estate Agency and Real Estate Consulting and Information Service Segment. Selling, general and administrative expenses for our primary real estate agency and consulting service segment increased from $14.1 million in 2006 to $28.2 million in 2007 primarily due to an increase in staff costs for our management employees by $7.1 million as a result of hiring additional staff, and an increase in marketing, consulting, rental, travel, and other administrative expenses by $7.1 million as a result of expanding our operations and hiring new employees.

•	Secondary Real Estate Brokerage Service Segment. Selling, general and administrative expenses for our secondary real estate brokerage service segment increased from $5.3 million in 2006 to $15.0 million in 2007 primarily due to the expansion of our secondary real estate brokerage service, resulting in increases in staff costs by $4.4 million due to the hiring of additional staff, and increase in marketing, rental and administrative expenses for brokerage storefronts by $5.3 million.
     Income Tax Expenses. Our income tax expenses increased by 78.7% from $5.8 million in 2006 to $10.3 million in 2007, primarily because of increased income of our operating subsidiaries in China.
     Minority Interest. Minority interest represents minority shareholders’ share of the net income or loss of our subsidiaries which are not wholly owned by us. Minority interest share of our net income changed from $354,668 in 2006 to $2.0 million in 2007, primarily because our non-wholly owned subsidiaries generated higher net income in 2007 than in 2006.
     Net Income. As a result of the foregoing, we had net income of $41.7 million in 2007, an increase of 130.5% from net income of $18.1 million in 2006.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Revenues. Our total revenues increased by 44.8% from $38.7 million in 2005 to $56.0 million in 2006 primarily due to the reasons discussed below.
•	Primary Real Estate Agency Services. Revenues from our primary real estate agency services increased by 32.5% from $34.5 million in 2005 to $45.7 million in 2006. This increase was primarily due to the substantial increase in revenues generated from the cities we entered into in 2005 as we established a more competitive position in these cities in 2006. As a result, the total GFA of properties we sold increased from approximately 1.3 million square meters in 2005 to approximately 2.0 million square meters in 2006 and the total transaction value of the properties we sold increased from $1.3 billion in 2005 to $2.0 billion in 2006. The increase in GFA was partially offset by lower property prices in the regions into which we expanded in 2006. Our average commission rate was 2.6% in 2005 and 2.2% in 2006.

•	Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services increased substantially from $361,144 in 2005 to $3.8 million in 2006. This growth was primarily attributable to our acquisition of two brokerage companies in Shanghai and Hong Kong and subsequent expansion of our secondary real estate services in 2006.

•	Real Estate Consulting and Information Services. Revenues from our real estate consulting and information services increased by 69.7% from $3.8 million in 2005 to $6.4 million in 2006. This growth was primarily due to our increased marketing efforts to promote our consulting services and our completion of several major consulting projects in 2006. This growth also resulted from the commencement of the commercialization of our CRIC system in 2006.
     Cost of Revenues. Our cost of revenues decreased by 5.3% from $10.8 million in 2005 to $10.2 million in 2006 primarily due to a decrease by approximately $1.1 million in project marketing cost borne by us because we covered project marketing costs for fewer projects in 2006 than in 2005. The decrease was also attributable to a decrease by approximately $1.2 million in the cost of development renovations and interior decoration costs. We incurred higher renovation and interior cost in 2005 due to one specific project which was completed in that year. The decrease in our cost of revenue was partially offset by an increase in staff cost for project-related employees by approximately $1.2 million.
     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 60.9% from $13.2 million in 2005 to $21.3 million in 2006 due to the reasons below.
•	Primary Real Estate Agency and Real Estate Consulting and Information Service Segment. Selling, general and administrative expenses for our primary real estate agency and consulting service segment increased from $12.7 million in 2005 to $14.1 million in 2006 primarily due to an increase in salaries and bonuses by $1.3 million, and an increase in rental, travel and administrative expenses by $1.2 million, both resulting from our hiring of new employees and expansion of our operations. These increases were partially offset by a decrease in depreciation and amortization by $0.9 million due to the decreased amortization of intangible assets.

•	Secondary Real Estate Brokerage Service Segment. Selling, general and administrative expenses for our secondary real estate brokerage service segment increased substantially from an immaterial amount in 2005 to $5.3 million in 2006 primarily due to the acquisition of secondary real estate brokerage business and the expansion of our secondary real estate brokerages, resulting in increases in compensation expenses by $3.0 million, rental and administrative expenses by $1.4 million for brokerage storefronts, marketing expenses and other administrative expenses.

•	Non-allocated expenses. Our non-allocated expenses increased from $1.2 million in 2005 to $2.5 million in 2006 primarily due to a $0.8 million share-based compensation associated with the acquisition of minority interest from one of our employees for a price in excess of fair value and higher administrative expenses.
     Income Tax Expenses. Our income tax expenses increased by 110.4% from $2.7 million in 2005 to $5.8 million in 2006, primarily because of the increased income of our operating subsidiaries in China, which contributed to approximately $2.1 million of the increase in our income tax expenses, and our expansion into geographic areas where we are subject to the standard enterprise income tax rate, which contributed to approximately $0.9 million of the increase in our income tax expenses.
     Minority Interest. Minority interest represents minority shareholders’ share of the net income or loss of our subsidiaries which are not wholly owned by us. Minority interest share of our net income changed from $268,461 in 2005 to $354,668 in 2006, primarily because our subsidiaries which are not wholly owned by us generated a higher aggregated net income in 2006 than in 2005.
     Net Income. As a result of the foregoing, we had net income of $18.1 million in 2006, an increase of 62.4% from net income of $11.1 million in 2005.
B. Liquidity and Capital Resources
     Our principal sources of liquidity have been cash generated from our operating activities, capital contributions, sale of preferred shares through private placement, our initial public offering in August 2007 and subsequent follow-on offering in January 2008, and borrowings from third-party lenders. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks and other financial institutions.

     The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
	(in thousands of $)
Net cash (used in) provided by operating activities	15,282	(2,590)	(81,273)
Net cash (used in) provided by investing activities	4,618	(12,624)	(5,500)
Net cash provided by (used in) financing activities	(17,516)	26,413	162,108
Net increase (decrease) in cash and cash equivalents	2,641	11,594	76,842
Cash and cash equivalents at beginning of the period	10,071	12,712	24,306
Cash and cash equivalents at end of the period	12,712	24,306	101,148
Operating Activities
     We have financed our business primarily through cash generated from our operations, sale of preferred shares through private placement, our initial public offering in August 2007 and subsequent follow-on offering in January 2008, as well as borrowings from commercial banks and third-party lenders. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances. We typically settle the payment of our commissions with our developer clients at the end of a sales period, which typically lasts several months, therefore our working capital levels are affected by the time lag between the time we actually make sales, bill our clients and collect the commissions owed to us. This is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows. Under some of the sales agency agreements we enter into, we are required to pay deposits to the developer customer prior to the commencement of sales. The payment of such deposits affects our cash position and liquidity. For instance, according to various agreements under our strategic cooperate arrangement with Evergrande, in December 2007 we paid an aggregate of approximately RMB800 million ($106.8 million) as customer deposits to Evergrande, which are fully and unconditionally refundable within three to six months after the commencement of sales of the Evergrande projects. We expect to continue, from time to time to enter into contracts with developers requiring us to pay deposits, which could have a material effect our liquidity position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to successfully execute the business plans for our strategic alliances and other new business initiatives, our anticipated growth and prospects may be materially and adversely affected.”
     Net cash used in operating activities amounted to $81.3 million for the year ended December 31, 2007, primarily due to an increase in payments of customer deposits by approximately $120 million compared to 2006 as part of our drive to build up our project pipeline.
     Net cash used in operating activities amounted to $2.6 million in 2006. Our negative operating cash flow in 2006 was mainly attributable to (i) an increase in accounts receivables by $26.2 million as a result of substantial sales consummated in the last quarter of 2006, but for which we had not billed our customers or collected cash payments by year end, and (ii) an increase in customer deposits by $3.6 million as a result of increased transaction level. These decreases were partly offset by (i) net income of $18.1 million in 2006, and (ii) an increase in income and other tax payable by $4.9 million as a substantial portion of the business tax and income tax we incurred, but were not due until we had made cash collection in accordance with applicable PRC regulations.
     Net cash provided by operating activities amounted to $15.3 million in 2005. Our operating cash flow in 2005 was mainly attributable to several factors, including (i) net income of $11.1 million in 2005, and (ii) a decrease in accounts receivables by $5.6 million. These increases were partly offset by an increase in customer deposits by $2.0 million.
Investing Activities
     Our investing activities primarily relate to our acquisition activities, purchases and disposals of property and equipment, and purchases and disposals of investments. Net cash used in investing activities amounted to $5.5 million for the year ended December 31, 2007 primarily due to the purchase of property and equipment for $4.3 million payment for purchases of property and equipment and a $1.3 million for the acquisition of the remaining minority interest in one of our subsidiaries in primary real estate services. Net cash used in investing activities was $12.6 million in 2006, primarily due to a $12.4 million payment to our shareholders for 100% of their equity interests in our subsidiaries in conjunction with our reorganization. As discussed in “Financing Activities” below, this $12.4 million payment was fully funded by contributions received from our shareholders and through their affiliates on their behalf. See also “Item 4. Information on the Company—A. History and Development of the Company” for details of our reorganization. Net cash used in investing activities also included payments for acquisition of subsidiaries engaged in secondary real estate brokerage services, which cost $1.5 million. Net cash provided by investing activities was $4.6 million in 2005, primarily due to proceeds of $4.2 million from the sale of properties held for sale and proceeds of $1.3 million from disposal of investment.
Financing Activities
     Our financing activities primarily consist of capital contributions, issuance and sale of our preferred shares to investors, the initial public offering in August 2007, the follow-on offering in January 2008, borrowings from commercial banks and dividends paid to ordinary shareholders. Net cash provided by financing activities amounted to $162.1 million in the year ended December 31, 2007 primarily due to the net proceeds from our initial public offering. Net cash provided by financing activities was $26.4 million in 2006, primarily due to the $24.8 million in proceeds from our issuance of our preferred shares and the $12.4 million in contributions received from shareholders and their affiliates on their behalf. As discussed in “Investing Activities” above, the $12.4 million in shareholder contributions were utilized to acquire 100% of the shareholders’ equity interests in our PRC subsidiaries in conjunction with our reorganization. See also “Item 4. Information on the Company—C. Organizational Structure” for details of our reorganization. These cash inflows are offset by repayment of amounts due to related parties totaling $6.2 million and dividends paid to our ordinary shareholders in the amount of $4.2 million. Net cash used in financing activities was $17.5 million in 2005, primarily due to dividends paid to our ordinary shareholders in the amount of $9.3 million, repayment of amounts due to related parties in the amount of $4.6 million and repayment of $3.6 million of mortgage loans in connection with the sale of properties held for sale.
C. Research and Development, Patents and Licenses, etc.
Research and Development
     We have 471 employees who conduct research and provide training at our E-House Research and Training Institute, located on the campus of Shanghai University. The Institute is a facility associated with East China Normal University and Shanghai University. Approximately 20% of our research staff are professors, associate professors or professor-level scholars, as determined by China’s scholar ranking system. The Institute is led by Professor Yongyue Zhang, our director, who is the vice chairman of the China Appraisal and Real Estate Services Industry Association, director of the China Real Estate Industry Association and vice chairman of the Shanghai Economists Association and is the expert-in-residence at China’s Ministry of Construction.
     In addition to providing training, our research staff support all of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.
Intellectual Property
     The “E-House” brand, our proprietary CRIC system and other intellectual property rights contribute to our competitive advantage in the real estate services industry in China. To protect our brand, our CRIC system and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others.
     We currently have the “ ”registered trademark in China and are in the process of finalizing the governmental transfer procedures of the registered trademark “ ” in China. We have also applied for the registration of the trademarks “,” “CRIC,” “ ” and “E-House.” We have registered our domain names, www.ehousechina.com, www.1fang.com, www.cityrehouse.com.cn and www.yiju.org with China Internet Network Information Center. We have developed our CRIC system and own its copyright. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license such copyright, are all protected in accordance with the “Computer Software Protect Regulation.” The copyright owner has the right to license or transfer the copyright to other parties by collecting remuneration. We have applied for and obtained the Software Copyright Certificate for the CRIC system, thus our core technology CRIC system is better protected under the PRC law.

     While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
     Other than operating lease obligations set forth in the table below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2007:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-3 year	3-5 year	5 years
	(in thousands of $)
Short-term debt obligations (including interest payment)	6,845	6,845	—	—	—
Operating lease obligations	13,137	6,033	6,063	1,041	—
Total	19,982	12,878	6,063	1,041	—
     As of December 31, 2007, our short-term debt obligations represented loans due to commercial banks aggregating $6.8 million with interest rate at 6.57% per annum. Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services.
G. Safe Harbor
     This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other similar expressions. The accuracy of these statements may be impacted by a number of known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the following risks and uncertainties:
•	our ability to sell the properties we contract to sell;

•	our reliance on a concentrated number of real estate developers;

•	failure to maintain and improve our proprietary CRIC system or prevent disruptions or failure in the performance of our CRIC system;

•	our ability to expand into new geographical markets in China;

•	the relatively new and rapidly evolving real estate industry in China may not mature as quickly as we expect;

•	our ability to successfully execute the business plans for our strategic alliances and other new business initiatives; and

•	fluctuations of the real estate market, especially in certain areas of eastern China where the majority of our operations are concentrated.
     We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in the section entitled “Item 3. Key Information—D. Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
H. Recently Issued Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Group will be required to adopt SFAS 157 in fiscal year 2008. Management is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the Group’s financial position or results of operations.
     In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 became effective for us on January 1, 2008. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for us for fiscal year 2009. We are currently assessing the impact of SFAS 141(R) on our consolidated financial position and results of operations.
     In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), an amendment of ARB 51. SFAS 160 requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. SFAS 160 also requires when a parent company acquires control of a subsidiary, it must include 100% of the fair value of all the acquired company’s assets and liabilities in its consolidated financial statements. SFAS 160 is effective for us for fiscal year 2009. We are currently assessing the impact of SFAS 160 on our consolidated financial position and results of operations.
      In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment of FASB Statement No.133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company will adopt SFAS 161 on January 1, 2009.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	40	Chairman, Chief Executive Officer
Neil Nanpeng Shen	40	Director
Charles Chao	42	Director

Directors and Executive Officers	Age	Position/Title
Bing Xiang	45	Independent Director
Hongchao Zhu	48	Independent Director
May Wu	40	Independent Director
Yongyue Zhang	53	Director and Head of Research
Li-Lan Cheng	43	Chief Financial Officer
Jianjun Zang	40	Co-head of Primary Agency Service
Xudong Zhu	40	Co-head of Primary Agency Service
Canhao Huang	50	Director and Head of Operations
Zuyu Ding	34	Head of Consulting and Information Service
Ber Jen Ko	44	Head of Secondary Brokerage Service
     Mr. Xin Zhou is one of the co-founders of our company and has served as our chairman and chief executive officer since 2003. Mr. Zhou has over 15 years of experience in China’s real estate industry. From 1997 to 2003, he served as a director and the general manager of Shanghai Real Estate Exchange Co., Ltd., and as the deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou also served as the chairman and general manager of Shanghai Wanxin Real Estate Investments Consulting Ltd. from 1994 and 1997. In recognition of his contribution to the development of real estate marketing, brokerage and circulation area in Shanghai and elsewhere in China, Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Circulation Industry” in 2005, and named one of the “2005 ten most influential people in the real estate services industry” from China City Property Exposition Commission. Mr. Zhou currently serves as Chairman of the Real Estate Services Committee of the China Real Estate Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University.
     Mr. Neil Nanpeng Shen has served as our director since January 2005. Mr. Shen is the founding managing partner of Sequoia Capital China Advisors (Hong Kong) Limited. Mr. Shen co-founded Home Inns & Hotels Management Inc. (NASDAQ — HMIN), or Home Inns, a leading economy hotel chain in China, and Ctrip.com International, Ltd. (NASDAQ — CTRP), or Ctrip, the largest travel consolidator in China. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip and also an independent director of Focus Media Holding Limited (NASDAQ — FMCN), a media advertising company based in China. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University in China and his master’s degree from the School of Management at Yale University.
     Mr. Charles Chao has served as our director since August 2007. Since May 2006, Mr. Chao has served as the chief executive officer of SINA Corporation (NASDAQ — SINA), or SINA, China’s leading online media company. Prior to that, Mr. Chao was SINA’s president and chief financial officer, and had also served as SINA’s co-chief operating officer in charge of website operation, marketing and online advertisement sales. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP in Silicon Valley, California. Mr. Chao is an independent director of Focus Media Holding Limited and NetDragon Websoft Inc. (HKSE — 8288.HK). Mr. Chao received his master’s degree in professional accounting from University of Texas at Austin. He also holds a master’s degree in journalism from University of Oklahoma and a bachelor’s degree in journalism from Fudan University in China. Mr. Chao is a certified public accountant and a member of the American Institute of Certified Public Accountants.
     Mr. Bing Xiang has served as our independent director since August 2007. Mr. Xiang has served as an independent director of Huicong International Information since 2002, and has served as an independent director of Shanxi Taichuan Machine Development Co., Ltd. and E Fund Management Co., Ltd. since 2001. Mr. Xiang is a Professor of accounting and Dean at the Cheung Kong Graduate School of Business. Prior to that, Mr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China-Europe International Business School. Mr. Xiang holds a bachelor’s degree from the Xi’an University of Transportation and a Ph.D. degree in accounting from the University of Alberta.
     Mr. Hongchao Zhu has served as our independent director since August 2007. Since 1985, Mr. Zhu has served as managing partner of Shanghai United Law Firm. Mr. Zhu also serves as vice chairman of the All China Bar Association and vice chairman of the Shanghai Bar Association. In addition, Mr. Zhu serves as arbitrator of Shanghai Arbitration Association as well as arbitrator of China International Economic Trade Arbitration Commission. Mr. Zhu received both his master’s and bachelor’s degrees in law from Fudan University in Shanghai, China.

     Ms. May Wu has served as our independent director since April 2008. She has been the chief financial officer of Home Inns since May 2006. She served as Home Inns’ senior vice president of finance from March 2006 to May 2006. Prior to joining Home Inns, Ms. Wu was a first vice president at Schroder Investment Management, North America Inc. from 2005 to March 2006, and a vice president from 2003 to 2004. She was responsible for investment research and management for various funds specializing in the consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management where she also served as a vice president from 2000 to 2002. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.
     Mr. Yongyue Zhang has served as our director since December 2006. Mr. Zhang has also served as the president of Shanghai E-House Real Estate R&D Institute since September 2005. From 2002 to 2004, Mr. Zhang served as our vice chairman and the vice chairman of Shanghai Jinfeng Investment Co., Ltd., a company listed on the Shanghai Stock Exchange. From 2000 to 2002, Mr. Zhang was the general manager of Shanghai Jinfeng Investment Co., Ltd. From 1986 to 2000, Mr. Zhang was a professor in Shanghai East China Normal University. Mr. Zhang is a renowned economist specializing in the real estate industry. He also holds the positions of vice chairman of the China Appraisal and Real Estate Services Industry Association, director of the China Real Estate Industry Association and vice chairman of the Shanghai Economists Association and is the expert-in-residence at China’s Ministry of Construction.
     Mr. Li-Lan Cheng has served as our chief financial officer since November 2006. Prior to joining us, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, China’s leading real estate Internet company. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.
     Mr. Jianjun Zang has served as a co-head of our primary real estate agency service since 2001. Mr. Zang served as our director from December 2004 to August 2007. He was the chairman and general manager of the predecessor of Shanghai Real Estate Brokerage Co., Ltd. in 2000. Mr. Zang served as a director and general manager of Shanghai Yidu Real Estate Sales & Planning Co., Ltd. from 1998 to 2000, and as an operating director of Shanghai Lidahang Real Estate Consulting Co. from 1993 to 1998. Mr. Zang received a bachelor’s degree from Fudan University and an EMBA degree from Shanghai Jiao Tong University in China.
     Mr. Xudong Zhu has served as a co-head of our primary real estate agency service since 2001. Mr. Zhu served as our director from December 2004 to August 2007. From 1998 to 2000, he was the planning supervisor of Shanghai Real Estate Exchange Co., Ltd. Mr. Zhu served as the general manager of Shanghai Xuyang Media Co., Ltd. from 1994 to 1998 and as a planning supervisor of Shanghai Hollywood Real Estate Development Co. from 1992 to 1994. Mr. Zhu received a bachelor’s degree from Shanghai Industrial University and an EMBA degree from Shanghai Jiao Tong University in China.
     Mr. Canhao Huang has served as our director since April 2006 and as the head of operations since September 2007. He served as a vice president from 2000 to September 2007. Prior to that, Mr. Huang was a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000.
     Mr. Zuyu Ding has served as the head of our real estate consulting and information service since 2006. He was our technology director from 2001 to January 2008. Mr. Ding is currently also serving as the vice principal of Shanghai E-House Real Estate R&D Institute. Mr. Ding served as our research and development manager from 2000 to 2001. He worked as manager of the research and development department at Shanghai Real Estate Exchange Co., Ltd. from 1997 to 2000. Mr. Ding received a bachelor’s degree from Shanghai East China Normal University and an MBA from Macau University of Science & Technology.
     Mr. Ber Jen Ko has served as the head of our secondary brokerage services since 2006. Mr. Ko has been the general manager of Shanghai City Rehouse Agent Consultant Co., Ltd. since 2002. He served as the deputy general manager of Shanghai Pacific Rehouse Service Co., Ltd. from 1994 to 2002.

Employment Agreements
     We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. A senior executive officer may, upon advance written notice, terminate his or her employment if there is a material and substantial reduction in his or her authority and responsibilities and such resignation is approved by our board of directors. Furthermore, we may, upon advance written notice, terminate a senior executive officer’s employment at any time without cause. Each senior executive officer is entitled to certain benefits upon termination, including severance pay, if we terminate the employment without cause or if he or she resigns upon the approval of our board of directors. The severance pay comprises one, two or three months’ base salary if such termination or resignation becomes effective during the first year, during the second year or after the second anniversary, respectively, of the effective date of the employment agreement. The benefits also include the officer’s entitlement to exercise his or her vested options as of the date of termination at any time within three months after the date of termination. Except for the foregoing, the officer is not entitled to any severance payments or benefits upon the termination of the employment for any reason. We will indemnify a senior executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.
     Each senior executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer also agrees to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors.
B. Compensation of Directors and Executive Officers
     For the year ended December 31, 2007, we paid an aggregate of approximately RMB5.1 million ($0.7 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.
Share Incentive Plan
     Share Incentive Plan. We have adopted a share incentive plan, or the plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits us to grant three types of awards: stock options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued pursuant to all awards under the plan shall be 5% of our total outstanding shares on an as-converted basis as of the effective date of the plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the plan, as a result of which the shares reserved under the plan as of each applicable anniversary shall equal 5% of our then total outstanding shares. We have granted to certain of our directors, executive officers and employees restricted shares and options to purchase ordinary shares of our company at a weighted average price of $12.12 per share. The aggregate number of these restricted shares and the ordinary shares underlying these options is 2,152,864. As of March 31, 2008, 148,364 restricted shares have vested.
     The following table summarizes, as of March 31, 2008, the options and restricted shares granted to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or terminated, if any.

	Ordinary Shares	Exercise Price
Name	Underlying Options	(US$/Share)	Date of Grant	Date of Expiration
Neil Nanpeng Shen	40,000	5.50	March 9, 2007	March 9, 2017
Charles Chao	60,000	5.50	March 9, 2007	March 9, 2017
Bing Xiang	40,000	5.50	March 9, 2007	March 9, 2017
Hongchao Zhu	40,000	5.50	March 9, 2007	March 9, 2017
Li-Lan Cheng	436,364	3.30	May 16, 2007	No expiration date
Ber Jen Ko	80,000	5.50	March 9, 2007	March 9, 2017
Other Individuals as a group	1,417,500	5.50 to 24.23	March 9, 2007 to January 10, 2008	March 9, 2017 to January 10, 2018

     The following paragraphs summarize the terms of our plan.
     Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of granting awards under the plan.
     Award Agreement. Options and other awards granted under our plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.
     Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.
     Acceleration of Awards upon Corporate Transactions. The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.
     Term of the Awards. The term of each award grant shall be stated in the relevant award agreement, provided that the term shall not exceed 10 years from the date of the grant.
     Vesting Schedule. In general, the plan administrator determines, or the relevant award agreement specifies, the vesting schedule.
     Transfer Restrictions. Awards granted under the plan may not be transferred in any manner by the grantee other than by will or the laws of succession and may be exercised during the lifetime of the grantee only by the grantee.
     Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2017. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any grantee unless agreed by the grantee and the plan administrator or (ii) affect the plan administrator’s ability to exercise the powers granted to it under our plan.
C. Board Practices
     Our board of directors currently consists of eight directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third-party.
Committees of the Board of Directors
     We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below.
     Audit Committee. Our audit committee consists of Messrs. Charles Chao and Bing Xiang and Ms. May Wu. Mr. Xiang and Ms. Wu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Chao is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.
     Compensation Committee. Our compensation committee consists of Messrs. Hongchao Zhu and Bing Xiang, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Zhu is the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
•	reviewing and evaluating at least annually and, if necessary, revising the compensation policies adopted by our management;

•	reviewing and evaluating at least annually the performance, and determining the compensation, of our chief executive officer;

•	reviewing and approving our chief executive officer’s employment agreement and amendments thereto, and severance arrangement, if any;

•	reviewing all annual bonus, long-term incentive compensation, share option, employee pension and welfare benefit plans; and

•	reviewing and approving director and executive officer indemnification and insurance matters, and any employee loans in an amount equal to or greater than $60,000.
     Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Hongchao Zhu and Bing Xiang, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Xiang is the chair of our nominating and corporate governance committee. The purpose of this committee is to assist our board of directors in discharging the board’s responsibilities regarding, among other things, identification and recommendation of qualified candidates as members of our board and its committees, and annual review of the composition of our board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
•	recommending to our board of directors for nomination or appointment by the board such candidates as the committee has found to be well qualified and willing and ready to be elected or reelected to serve as our members of our board or its committees or to fill any vacancies on our board or its committees, respectively;

•	reviewing annually the composition of our board of directors and its committees in light of the characteristics of independence, qualification, experience and availability of the board members;

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to the company; and

•	monitoring of compliance with the company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.
Duties of Directors
     Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
Terms of Directors and Officers
     Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or compromise with his creditors; or (ii) is found by our company to be or becomes of unsound mind.
D. Employees
     We had 1,058, 2,137 and 4,500 employees as of December 31, 2005, 2006 and 2007, respectively. The table sets forth the number of employees by area of business as of December 31, 2007:

	Number of	Percentage of
	Employees	Employees
Corporate Offices	843	18.7%
Research Department	471	10.5
Sales Staff	3,186	70.8
Total	4,500	100.0%
     We consider our relations with our employees to be good.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2008, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.
     The calculations in the shareholder table below are based on 82,473,759 ordinary shares issued and outstanding as of the March 31, 2008. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Immediately
	Number	%
Directors and Executive Officers:
Xin Zhou(1)(†)	27,005,260	32.74
Neil Nanpeng Shen(2)	7,516,666	9.11

	Shares Beneficially Owned
	Immediately
	Number	%
Charles Chao(3)	25,000	*
Bing Xiang(4)	16,666	*
Hongchao Zhu(5)	16,666	*
Yongyue Zhang(6)	1,000,000	1.21
Li-Lan Cheng(7)	148,364	*
Jianjun Zang(8)(†)	3,245,646	3.94
Xudong Zhu(9)	480,000	*
Canhao Huang(10)(†)	1,085,457	1.32
Zuyu Ding(11)(†)	357,450	*
Ber Jen Ko(12)	27,200	*
All Directors and Executive Officers as a Group(†)	36,235,822	43.88
Principal Shareholders:
On Chance Inc.(13)(†)	15,090,260	18.30
CHF Investment Limited(14)	9,473,684	11.49
Jun Heng Investment Limited(15)(†)	11,915,000	14.45
Smart Create Group Limited(16)	7,500,000	9.09

*	Less than 1% of our total outstanding shares.

†	Each of these directors and executive officers is a beneficial owner of our shares through On Chance Inc., Jun Heng Investment Limited or both, as the case may be. On Chance Inc., or On Chance, is also a shareholder of Jun Heng Investment Limited, or Jun Heng.

(1)	Includes 15,090,260 ordinary shares and 11,915,000 ordinary shares respectively held by On Chance Inc., or On Chance, and Jun Heng Investment Limited, or Jun Heng. Each of On Chance and Jun Heng is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. As a result, Mr. Zhou is deemed to be the beneficial owner of 27,005,260 ordinary shares of our company. Mr. Zhou disclaims beneficial ownership of these 27,005,260 shares except to the extent of his pecuniary interest therein. The business address of Mr. Zhou is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(2)	Includes 7,500,000 ordinary shares held by Smart Create Group Limited, or Smart Create, a British Virgin Islands company that is controlled by Mr. Shen. Mr. Shen, a shareholder of Smart Create, has been granted a voting proxy by each of other shareholders of Smart Create to vote on their behalf. Mr. Shen disclaims beneficial ownership of these 7,500,000 shares except to the extent of his pecuniary interest therein. The business address of Mr. Shen is Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(3)	Represents 25,000 shares issuable upon exercise of options held by Mr. Chao within 60 days from March 31, 2008. The business address of Mr. Chao is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(4)	Represents 16,666 shares issuable upon exercise of options held by Mr. Xiang within 60 days from March 31, 2008. The business address of Mr. Xiang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(5)	Represents 16,666 shares issuable upon exercise of options held by Mr. Zhu within 60 days from March 31, 2008. The business address of Mr. Zhu is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(6)	Represents 1,000,000 ordinary shares held by Mr. Zhang. The business address of Mr. Zhang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(7)	Represents 148,364 restricted shares held by Mr. Cheng. The business address of Mr. Cheng is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(8)	Represents 3,245,646 ordinary shares held by Jun Heng that is approximately 27.24%-owned by Mr. Zang. The business address of Mr. Zang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(9)	Represents 480,000 ordinary shares held by Sanson Developments Limited, a company incorporated in British Virgin Islands and wholly owned by Mr. Zhu. The business address of Mr. Zhu is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(10)	Represents 1,085,457 ordinary shares held by Jun Heng that is approximately 9.11%-owned by Mr. Huang. The business address of Mr. Huang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(11)	Represents 357,450 ordinary shares held by Jun Heng that is approximately 3.00%-owned by Mr. Ding. The business address of Mr. Ding is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(12)	The business address of Mr. Ko is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(13)	On Chance Inc. is a company incorporated in British Virgin Islands and 95%-owned by Xin Zhou. The registered address of On Chance Inc. is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(14)	Represents 9,473,684 ordinary shares held by CHF Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. beneficially own 97.83% and 2.17%, respectively, of the share capital of CHF Investment Limited. Each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is a Cayman Islands exempted limited partnership, with its registered address at the offices of M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of each of China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. and China Harvest Parallel Fund I, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. CHF Investment Limited is affiliated with Credit Suisse Securities (USA) LLC, which is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Credit Suisse Securities (USA) LLC is a limited liability company with its principal place of business at 11 Madison Avenue, New York, New York 10010, U.S.A. Credit Suisse Securities (USA) LLC was an underwriter in our initial and secondary public offerings.

(15)	Jun Heng Investment Limited is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng Investment Limited is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(16)	Smart Create Group Limited is a company incorporated in British Virgin Islands and controlled by Neil Nanpeng Shen. The registered address of Smart Create Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

     None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
     For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Private Placement
     On April 11, 2006, we issued and sold 22,727,272 Series A preferred shares at a purchase price of $1.10 per share to a group of investors, including CHF Investment Limited, which purchased 16,363,636 shares; RECP E-House Investors Ltd., which purchased 4,454,546 shares; E-House Co-Investors, Ltd., which purchased 90,909 shares; SIG China Investment One, Ltd., which purchased 909,091 shares; Farallon Capital Partners, L.P., which purchased 190,909 shares; Farallon Capital Institutional Partners, L.P., which purchased 163,636 shares; Farallon Capital Institutional Partners II, L.P., which purchased 18,182 shares; Farallon Capital Institutional Partners III, L.P., which purchased 81,818 shares; and Farallon Capital Offshore Investors II, L.P., which purchased 454,545 shares.
     Each of the purchasers of the Series A preferred shares was an unrelated third-party prior to our issuance and sale of Series A preferred shares. The value of the Series A preferred shares was determined based on arm’s-length negotiations between the purchasers and us and was approved by our board of directors. All Series A preferred shares were automatically converted into 13,157,895 ordinary shares upon the completion of the initial public offering in August 2007 based on the pre-set formula, which resulted in the effective purchase price of Series A preferred shares at $1.90 per share.
Loan Guarantee
     Our short-term borrowings from commercial banks are guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by our chairman and chief executive officer, Mr. Xin Zhou, for 2005, 2006 and 2007. We incurred no cost for obtaining such guarantees.
Transactions with Certain Related Customer and Supplier, Shareholders, Directors and Affiliates
Transactions with Related Customer and Supplier
     We have provided primary real estate agency services to a developer client partially owned by Mr. Xin Zhou. Total revenue from such service in 2007 was $2,801,505. Accounts receivable balance related to these transactions as of December 31, 2007 was $1,730,656.
Transactions with Management
     As of December 31, 2007, we had a payable balance of $950,401 to one of our members of management. The amount represents consideration paid by the member of management for unvested restricted shares.
Transactions with Affiliates
     As of December 31, 2007, we had an account payable balance of $1,621,998 to an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing profit sharing in connection with a primary real estate project. The entity contributed 50% of customer deposits paid to our developer client and is entitled to share with us on a 50/50 basis the profits generated from the primary real estate agency services we provided to the developer client. The balance was paid in January 2008. As of December 31, 2007, we had a receivable balance of $338,911 from the entity, representing the fund management fee that we earned from the project.
     As of December 31, 2007, we had a receivable balance of $704,421, which represented a prepayment of acquisition costs to an entity controlled by Mr. Xin Zhou in 2006 in connection with a pending acquisition of a secondary real estate brokerage company in Hangzhou. The amount was repaid in January 2008.
     All of the receivable balances and payable balances stated above were unsecured, interest free and had no fixed repayment term.
Real Estate Investment Fund Management
     In January 2008, we formed the Fund, which seeks to invest in China’s fast growing real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner. The general partner will receive annual management fees and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, our chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. We have no investment in the Fund. See “Item 4. Information on the Company—B. Business Overview—Our Services—Real Estate Investment Fund Management.”
Shareholders Agreement
     In connection with our issuance and sale of 22,727,272 Series A preferred shares, we and the purchasers entered into a shareholders agreement. Under this shareholders agreement, our board of directors shall comprise of nine directors, including: six directors jointly designated by Jun Heng Investment Limited and On Chance Inc.; two directors designated by the purchasers; and one director designated by Smart Create Group Limited. Pursuant to the nomination rights granted under the shareholders agreement to the purchasers of the Series A preferred shares, two of our current directors, namely, Messrs. Mark Qiu and Thomas Pulley, were nominated as directors by these purchasers. The shareholders agreement also imposes certain restrictions on transfer of shares by our ordinary shareholders and preferred shareholders, and grants preemptive rights to the preferred shareholders with respect to certain issuances. We and our shareholders each have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by any of our existing shareholders. All shareholders’ rights under the shareholders agreement automatically terminated upon the completion of our initial public offering.
Share Options
     See “Item 6. Directors, Senior Management and Employees—E. Compensation—Share Incentive Plan.”
C. Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
     We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy
     We declared and paid dividends to holders of our ordinary shares in the amount of $0.10, $0.07 and $0.08 per share for 2004, 2005 and 2006, respectively. However, no dividends were declared or paid to holders of our ordinary shares or ADSs for 2007 and we have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
     Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
     Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
     Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since August 8, 2007 under the symbol “EJ”.
     In 2007 (starting from August 9, 2007) the trading price of our ADSs on the New York Stock Exchange ranged from US$12.26 to US$36.45 per ADS.
     The following table provides the high and low trading prices on the New York Stock Exchange for (1) the third and fourth quarters of 2007 and the first quarter of 2008; and (2) each of the past six months.

	Sales Price ($)
	High	Low
Quarterly Highs and Lows
Third Quarter 2007 (starting from August 9, 2007)	23.87	12.26
Fourth Quarter 2007	36.45	18.00
First Quarter 2008	28.09	10.05
Monthly Highs and Lows
October 2007	36.45	23.20
November 2007	35.25	18.00
December 2007	29.12	20.75
January 2008	28.09	15.02
February 2008	19.70	15.56
March 2008	16.37	10.05
April 2008 (through April 17)	15.93	12.59
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing one of our ordinary shares, have been traded on the New York Stock Exchange since August 8, 2007. Our ADSs trade under the symbol “EJ.”

D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Securities and Exchange Commission on January 17, 2008.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
     See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”
E. Taxation
     The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.
Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
     In 2007, the PRC government promulgated the new EIT Law and the relevant implementation rules, which became effective on January 1, 2008. Under the new EIT Law and its implementation rules, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at a rate of 10%. However, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income, however, would be exempt from PRC tax since such income is exempted under the new EIT Law to a PRC resident recipient. Dividends distributed to our investors by us, as a PRC resident, would be subject to the 10% PRC withholding tax.
United States Federal Income Taxation
     The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
     The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
     HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
     The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or ordinary shares generally will be includable in your gross income in the year received as dividend income, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
     With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” which is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares , as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that our ADSs, which are listed on the NYSE (but not our ordinary shares), are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
     Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, see “— People’s Republic of China Taxation”, you may be able to obtain a reduced rate of PRC withholding taxes under the income tax treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Taxation of Disposition of Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss.
Passive Foreign Investment Company
     Based on our current and anticipated operations and composition of our assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2007, nor do we expect to be classified as a PFIC for our current taxable year. Our actual PFIC status for the current taxable year will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A Non-U.S. corporation is considered a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income (the “income test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
     We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs ordinary and shares. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
     If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
     Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.
     The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange and, consequently, assuming that the ADSs continue to be listed on the New York Stock Exchange and that the ADSs are regularly traded, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC.
     If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
     You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display
     We have filed with the SEC registration statements on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.
     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
     Our financial statements have been prepared in accordance with U.S. GAAP.
     We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
     Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2007, our total outstanding loans amounted to $6.8 million with interest rates ranging between 5.858% and 6.57% per annum. A 1% increase in each applicable interest rate would add $0.4 million to our interest expense in 2007. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
     Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from the initial public offering in August 2007 and subsequent follow-on offering in January 2008. We believe the impact of foreign currency risk is not material and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
     The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 18.0% appreciation of the RMB against the U.S. dollar by March 31, 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2007, we had RMB or HKD denominated cash balance of $45.3 million and U.S. dollar denominated cash balance of $55.8 million. Assuming we had converted the U.S. dollar denominated cash balance of $55.8 million as of December 31, 2007 into RMB at the exchange rate of $1.00 for RMB7.2946 as of December 31, 2007, this cash balance would have been RMB738.8 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB734.8 million as of December 31, 2007. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
     In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not Applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
     The following “Use of Proceeds” information relates to
•	the registration statement on Form F-1 (File number: 333-144451), or the IPO Registration Statement for our initial public offering of 13,167,500 ADSs, representing 13,167,500 ordinary shares, which IPO Registration Statement was declared effective by the SEC on August 7, 2007; and

•	the registration statement on Form F-1 (File number: 333-148729), or the Follow-on Registration Statement for our follow-on public offering of 6,000,000 ADSs, representing 6,000,000 ordinary shares, which Follow-on Registration Statement was declared effective by the SEC on January 31, 2008.
     We received net proceeds of approximately $146.9 million from our initial public offering and net proceeds of approximately $97 million from our follow-on public offering.
     We used the net proceeds received from our initial public offering as follows: approximately $3.0 million was used to fund capital expenditure, approximately $1.0 million was used to invest in our information and operational systems, approximately $130.0 million was used to expand our sales and marketing efforts and the balance for general corporate purposes. As of December 31, 2007, $134.0 million of the net offering proceeds from our initial public offering had been applied.
     Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the underwriters for our initial public offering.

     We intend to use the net proceeds received from our follow-on public offering as follows: We intend to use the net proceeds we will receive from this offering as follows: approximately $60 million to fund possible additional strategic alliances and possible acquisitions of complementary businesses, approximately $10 million to expand our sales and marketing efforts, approximately $10 million to fund capital expenditures, including investment in our information and operational systems, and the balance for other general corporate purposes.
     Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the underwriters for our first follow-on public offering.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this report. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective solely because of the material weakness in internal control over financial reporting.
Internal Control over Financial Reporting
     Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. For example, we did not begin reviewing the accounting issues under FIN 46(R) “Consolidation of Variable Interest Entities, an Interpretation of ARB 51” relating to two entities involved in our payments of the customer deposit in August and October 2006 to a developer client until after we began generating revenues from this developer client in the third quarter of 2007. Although we ultimately resolved the accounting issues in December 2007, this incident indicates the need for us to further improve our financial reporting procedures and expertise to ensure timely identification and analysis of potential accounting issues.
     During 2007, we became aware of a number of control deficiencies, including a material weakness, in our internal control over financial reporting, as defined in Audit Standard No. 2 of the Public Company Accounting Oversight Board. The material weakness was our lack of formal accounting policies or procedures, which may result in misapplication and inconsistent accounting treatment across reporting periods.
     We began the process to remediate this material weakness and other deficiencies by, among other measures, implementing additional control procedures and reinforcing the existing controls.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except that we determined that the material weakness we became aware of during the audits of our consolidated financial statements for 2004 to 2006 regarding our inadequate financial reporting and accounting resources and expertise necessary to comply with U.S. GAAP and SEC reporting requirements had been remediated as of December 31, 2007, given that in 2007 we hired additional accounting personnel with U.S. GAAP experience and engaged external consultants to assist in implementing our accounting policies and procedures.
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm on the effectiveness of the Company’s internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Charles Chao, May Wu and Bing Xiang, members of our audit committee, are audit committee financial experts.

ITEM 16B. CODE OF ETHICS
     Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-144451).
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2006	2007
	$	$
Audit fees(1)	155,890	668,515
Audit-related fees(2)	—	1,113,385
Tax fees(3)	—	98,137

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2007 and expenses incurred during 2007 for our subsequent follow-on in January 2008.

(3)	“Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
     The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     None.
PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The consolidated financial statements of E-House (China) Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-144451), as amended, initially filed with the Commission on July 10, 2007)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.
23.2*	Consent of Jin Mao PRC Lawyers

*	Filed with this Annual Report on Form 20-F

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-HOUSE (CHINA) HOLDINGS LIMITED
By	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Chairman and Chief Executive Officer

Date: April 18, 2008

E-HOUSE (CHINA) HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
E-House (China) Holdings Limited
We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Limited and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E-House (China) Holdings Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
April 18, 2008

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share data)

	December 31,
	2006	2007
	$	$
ASSETS
Current assets:
Cash and cash equivalents	24,306,005	101,147,547
Restricted cash	—	3,091,293
Customer deposits	8,492,130	123,338,996
Unbilled accounts receivable	30,124,777	55,845,944
Accounts receivable, net of allowance for doubtful accounts of $52,551 and $2,441,796 at December 31, 2006 and 2007, respectively	8,677,242	11,166,552
Properties held for sale	2,897,196	872,408
Deferred tax assets	151,070	2,684,060
Prepaid expenses and other current assets	2,472,140	7,066,549
Amounts due from related parties	917,814	2,773,988

Total current assets	78,038,374	307,987,337
Property and equipment, net	3,646,130	6,502,380
Intangible assets, net	3,750,111	3,098,525
Goodwill	2,227,293	2,549,398
Customer deposits, non-current portion	1,280,620	7,886,672
Deferred tax assets, non-current portion	435,810	447,254
Other non-current assets	51,225	1,081,508

TOTAL ASSETS	89,429,563	329,553,074

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	11,367,808	6,845,000
Accounts payable	1,258,624	1,556,785
Accrued payroll and welfare expenses	4,097,827	12,631,639
Income tax payable	7,016,565	17,880,163
Other tax payable	2,562,858	5,567,513
Amounts due to related parties	266,510	2,572,399
Other payables to property sellers	—	3,091,293
Other current liabilities	2,180,455	4,365,162

Total current liabilities	28,750,647	54,509,954
Deferred tax liabilities	1,151,919	751,500
Other non-current liabilities	—	200,000

Total liabilities	29,902,566	55,461,454
Commitments and contingencies (Note 18)
Minority interest	2,328,394	2,918,600
Mezzanine equity
Series A redeemable convertible preferred shares ($0.001 par value): 22,727,272 authorized, 22,727,272 and nil issued and outstanding as of December 31, 2006 and 2007, respectively	24,828,412	—
Shareholders’ equity:
Ordinary shares ($0.001 par value): 57,272,728 and 1,000,000,000 authorized, 50,000,000 and 76,473,759 issued and outstanding, as of December 31, 2006 and 2007, respectively	50,000	76,474
Additional paid-in capital	18,399,306	209,906,488
Retained earnings	12,979,130	54,504,945
Accumulated other comprehensive income	941,755	6,685,113

Total shareholders’ equity	32,370,191	271,173,020

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	89,429,563	329,553,074

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollar except for share data)

	Years Ended December 31,
	2005	2006	2007
	$	$	$

Total revenues	38,660,514	55,998,524	121,016,600
Cost of revenues	(10,818,272)	(10,243,968)	(23,510,065)
Selling, general and administrative expenses	(13,249,785)	(21,321,726)	(45,545,800)

Income from operations	14,592,457	24,432,830	51,960,735
Other income (expense):
Interest expense	(638,499)	(594,488)	(621,903)
Interest income	63,113	206,378	2,489,668
Other income, net	132,369	168,015	197,892

Income before taxes and minority interest	14,149,440	24,212,735	54,026,392
Income tax expense	(2,733,265)	(5,751,102)	(10,277,040)
Minority interest	(268,461)	(354,668)	(2,023,537)

Net income	11,147,714	18,106,965	41,725,815

Earnings per share:
Basic	$0.22	$0.27	$0.62
Diluted	$0.22	$0.27	$0.56
Shares used in computation:
Basic	50,000,000	50,000,000	60,386,083
Diluted	50,000,000	67,372,353	74,555,709
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar)

					Accumulated
			Additional		Other		Total	Total
			Paid-in	Retained	Comprehensive	Subscription	Shareholders	Comprehensive
	Ordinary Shares		Capital	Earnings	Income	Receivable	Equity	Income
	Number	$	$	$	$	$	$	$

Balance at January 1, 2005	50,000,000	50,000	6,041,200	3,765,591	1	(50,000)	9,806,792	—
Net income	—	—	—	11,147,714	—	—	11,147,714	11,147,714
Dividend declared ($0.07 per share)	—	—	—	(3,624,675)	—	—	(3,624,675)	—
Dividend declared upon reorganization	—	—	—	(12,391,300)	—	—	(12,391,300)	—
Foreign currency translation adjustments	—	—	—	—	303,117	—	303,117	303,117

Balance at December 31, 2005	50,000,000	50,000	6,041,200	(1,102,670)	303,118	(50,000)	5,241,648	11,450,831

Net income	—	—	—	18,106,965	—	—	18,106,965	18,106,965
Dividend declared ($0.08 per share)	—	—	—	(4,025,165)	—	—	(4,025,165)	—
Dividend declared upon reorganization returned as contributed capital	—	—	12,341,300	—	—	—	12,341,300	—
Payment of subscription receivable	—	—	—	—	—	50,000	50,000	—
Share-based compensation	—	—	16,806	—	—	—	16,806	—
Foreign currency translation adjustments	—	—	—	—	638,637	—	638,637	638,637

Balance at December 31, 2006	50,000,000	50,000	18,399,306	12,979,130	941,755	—	32,370,191	18,745,602

Series A redeemable convertible preferred shares converted into ordinary shares	13,157,895	13,158	24,815,254	—	—	—	24,828,412	—
Issuance of ordinary shares, net of issuance costs	13,167,500	13,168	165,249,586	—	—	—	165,262,754	—
Vesting of restricted shares	148,364	148	489,453	—	—	—	489,601	—
Net income	—	—	—	41,725,815	—	—	41,725,815	41,725,815
Adoption of FIN 48	—	—	—	(200,000)	—	—	(200,000)	—
Share-based compensation	—	—	952,889	—	—	—	952,889	—
Foreign currency translation adjustments	—	—	—	—	5,743,358	—	5,743,358	5,743,358

Balance at December 31, 2007	76,473,759	76,474	209,906,488	54,504,945	6,685,113	—	271,173,020	47,469,173

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Years Ended December 31,
	2005	2006	2007
	$	$	$
Operating activities:
Net income	11,147,714	18,106,965	41,725,815
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,804,719	1,103,446	2,328,527
Minority interest	268,461	354,668	2,023,537
Allowance for doubtful receivables	—	29,795	2,359,752
Share-based compensation cost	—	16,806	952,889
Others	(198,262)	(311,250)	196,084
Changes in operating assets and liabilities:
Restricted cash	—	—	(829,127)
Customer deposits	(2,020,379)	(3,568,674)	(121,452,918)
Accounts receivable	5,612,157	(26,247,109)	(31,388,959)
Amounts due from related parties	—	(170,623)	(1,900,060)
Deferred taxes	(202,538)	(299,468)	(2,529,949)
Prepaid expenses and other current assets	(932,652)	2,139,226	2,190,645
Deferred taxes, non-current portion	—	—	(411,861)
Other non-current assets	—	—	(1,026,750)
Accounts payable	(191,366)	(275,573)	277,021
Accrued payroll and welfare expenses	(63,350)	1,351,020	8,532,783
Income tax payable	977,053	4,003,333	10,834,505
Other tax payable	446,108	940,950	2,951,409
Amounts due to related parties	(131,102)	(445,375)	1,621,999
Other payables to property sellers	—	—	829,127
Other current liabilities	(1,234,312)	682,020	1,442,468

Net cash provided by (used in) operating activities	15,282,251	(2,589,843)	(81,273,063)

Investing activities:
Purchases of property and equipment	(1,655,133)	(1,464,976)	(4,287,825)
Purchase of subsidiaries, net of cash acquired	—	(1,478,431)	(568,640)
Purchase of minority interests of subsidiaries	(99,130)	(72,995)	(1,331,400)
Purchase of subsidiary upon reorganization	—	(12,391,300)	—
Proceeds from sale of properties held for sale	4,235,035	2,000,443	627,027
Proceeds from disposal of property and equipment	97,530	61,712	16,597
Proceeds from sale of investment	1,339,374	—	—
Loans to related parties	(9,689,382)	(2,370,948)	—
Repayment of loans to related parties	10,389,698	3,092,911	43,885

Net cash provided by (used in) investing activities	4,617,992	(12,623,584)	(5,500,356)

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Years Ended December 31,
	2005	2006	2007
	$	$	$
Financing activities:
Repayment of short-term borrowings	(3,585,889)	(381,700)	(4,233,916)
Dividend paid	(9,325,713)	(4,213,465)	—
Advance from a related party	—	—	1,440,001
Contribution from minority shareholders	32,052	37,353	—
Dividend declared upon reorganization returned as contributed capital	—	12,341,300	—
Proceeds from issuance of preferred shares (net of issuance costs of $171,588)	—	24,828,412	—
Proceeds from payment of subscription receivable	—	50,000	—
Proceeds from issuance of ordinary shares (net of issuance cost of $16,106,695)	—	—	165,612,754
Dividends to minority interests	—	—	(644,194)
Loans from related parties	6,453,949	2,091,559	1,264,698
Repayment of loans from related parties	(11,090,214)	(8,340,065)	(1,331,797)

Net cash provided by (used in)financing activities	(17,515,815)	26,413,394	162,107,546

Effect of exchange rate changes	257,466	393,545	1,507,415
Net increase in cash and cash equivalents	2,641,894	11,593,512	76,841,542
Cash and cash equivalents at the beginning of the year	10,070,599	12,712,493	24,306,005

Cash and cash equivalents at the end of the year	12,712,493	24,306,005	101,147,547

Supplemental disclosure of cash flow information:
Interest paid	638,499	594,488	621,903
Income taxes paid	2,148,624	1,857,044	3,559,865
Non-cash investing and financing activities:
Acquisition of properties held for sale — Accounts receivable	—	—	859,850
Acquisition of minority interest — Accounts payable	—	114,928	—
Dividend payable	12,391,300	—	—
Capitalization initial public offering cost — other current liabilities	—	—	350,000
Provision for FIN 48 uncertain tax positions	—	—	200,000
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In U.S. dollar)
1. Organization and Principal Activities
     E-House (China) Holdings Limited (the “Company” or “E-House”) was incorporated on August 27, 2004 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries, is principally engaged in providing real estate agency and brokerage services in the primary and secondary markets and real estate consulting and information services in the People’s Republic of China (“PRC”). The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group commenced operations in 2000 through an operating subsidiary, Shanghai Real Estate Consultancy and Sales (Group) Co., Limited (“E-House Shanghai”), a company established in the PRC, and its subsidiaries and affiliates.
     On March 15, 2005, the Company acquired E-House Real Estate Ltd. (“E-House BVI”), which is a holding company incorporated in the British Virgin Islands. Prior to this restructuring transaction, E-House BVI and the Company had both been shell companies. As part of a restructuring process, on April 22, 2005, all owners of E-house Shanghai (“the Ultimate Owners”) sold 100% of their equity interests in E-House Shanghai to E-House BVI for RMB100,000,000 ($12,391,300). At the time of its incorporation, the Company was owned by the Ultimate Owners in the same proportion as their ownership interests in E-House Shanghai. Through several installments in 2006, the Ultimate Owners contributed funds to the Company and E-House BVI, either directly or through their affiliates on their behalf, for the total consideration for the acquisition of E-House Shanghai. The restructuring process has been accounted for as a recapitalization as the Company, E-House BVI and E-House Shanghai were under common control. All share and per share data have been restated to give retroactive effect of this restructuring and the share capital represents the capital amount of the Company as if the restructuring has been completed as of the earliest period presented.
     The following table lists major subsidiaries of the Company as of December 31, 2007:

	Date of	Place of	Percentage of
Subsidiary	incorporation	incorporation	ownership

Shanghai Real Estate Consultant & Sales (Group) Co., Ltd	August 15, 2000	PRC	100%
Shanghai City Rehouse Agent Consultants Co., Ltd	May 17, 2002	PRC	85%
E-House International Estate Agency Limited	March 25, 2003	Hong Kong	100%
E-House Real Estate Ltd	January 4, 2005	BVI	100%
CRIC (Shanghai) Information Technology Co., Ltd	July 3, 2006	PRC	100%
     In addition to the above, E-House Shanghai has a number of wholly owned and non-wholly owned subsidiaries in the PRC.
     E-House was listed on the New York Stock Exchange and completed its initial public offering on August 8, 2007.
2. Summary of Principal Accounting Policies
     (a) Basis of presentation
     The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
     (b) Basis of consolidation
     The consolidated financial statements include the financial statements of E-House and its majority owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

     (c) Use of estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include valuation of long-lived assets, indefinite-lived intangible assets and goodwill, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities under FIN 46R in which the Group holds variable interests, and the valuation allowance on deferred tax assets.
     (d) Fair value of financial instruments
     The carrying amount of cash, restricted cash, accounts receivable, current portion of customer deposits, other receivables, accounts payable, other payables and amounts due from/to related parties and short-term borrowings approximates fair value due to their short-term nature.
     The fair value of the customer deposits, non-current portion was approximately $1,206,766 and $7,206,583 as at December 31, 2006 and 2007, respectively based on discounted cash flows.
     (e) Business combinations
     Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.
     (f) Cash and cash equivalents
     Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
     (g) Restricted Cash
     The Group provides sales agency service for secondary real estate projects. Upon consent of the property buyers and sellers, the sales proceeds can be paid through the Group’s accounts, which are put into the custody of the designated bank and can only be used as consideration to the property sellers when the transactions are completed. The Group records the proceeds relating to these transactions as restricted cash and other payables to property sellers.
     (h) Customer deposits
     The Group provides sales agency service for primary real estate development projects, some of which require the Group to pay an upfront refundable deposit as demonstration of the Group’s financial strength and commitment to providing high quality service. These deposits are repaid to the Group either at the end of the contractual sales period or upon the Group achieving a stated sales target. Certain of the Group’s contracts provide that if the group breaches the contract, any corresponding penalties may be deducted from the deposit. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. The Group regularly reviews the recoverability of these deposits.
     (i) Unbilled accounts receivable
     Unbilled accounts receivable represents amounts recognized in revenue prior to billing customers.
     (j) Properties held for sale
     Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. To date, such impairments have been insignificant.

     (k) Investments
     In accordance with the provisions of FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN 46R”), the Group evaluates each of its interests in private companies to determine whether or not the investee is a variable interest entity (“VIE”) and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE. These investments include customer deposits the Group pays to certain developer clients according to terms of the primary real estate agency contracts.
     To date the Group has not been deemed to be the primary beneficiary in conjunction with its investments. As such, the Group has accounted for its investments at cost as it does not exert significant influence over the investee. The Group generally considers an ownership interest of 20% or higher to represent significant influence. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. The Group has not recorded any impairment losses in any of the periods reported.
     (l) Property and equipment, net
     Property and equipment are recorded at costs less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Buildings	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
     Gains and losses from the disposal of property and equipment are included in income from operations.
     (m) Intangible assets, net
     Acquired intangible assets, net, mainly consist of customer contracts and trademarks from business combinations and are recorded at fair value on the acquisition date. Customer contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Trademarks have indefinite lives and are not amortized.
     (n) Impairment of long-lived assets
     The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.
     (o) Impairment of goodwill and indefinite lived intangible assets
     SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
     Intangible assets with an indefinite life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

     Management performs its annual goodwill impairment test on January 1. No goodwill or indefinite lived intangible assets have been impaired during any of the periods presented.
     (p) Income taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
     Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See Note 12 for additional information including the impact of adopting FIN 48 on the Group’s consolidated financial statements.
     (q) Share-based compensation
     The Group accounts for share-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. As required by SFAS 123R, management has made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest.
     (r) Revenue recognition
     The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues are recorded, net of sales related taxes.
     The Group provides marketing and sales agency services to primary real estate developers. The Group recognizes the commission revenue when a successful sale of property has occurred and upon completing the services required to execute a successful sale without further contingency. A successful sale is defined in each agency contract and is usually achieved after the property buyer has executed the purchase contract, made the required down payment, and the purchase contract has been registered with the relevant government authorities. The Group may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as average sale price over a pre- determined period. These additional agency service revenues are recognized when the Group has accomplished the required targets.
     The Group provides brokerage service for secondary real estate sale and rental transactions. For secondary real estate brokerage service, the Group recognizes revenue upon execution of a transaction agreement between the buyer/lessee and the seller/lessor for which the Group acts as the broker.
     The Group provides real estate consulting services to customers in relation to land acquisition and property development. Generally the Group will agree to a fixed fee arrangement conditional upon the delivery of a final product (such as closing a land acquisition transaction or providing a market study report). The contractual period is usually between one and twelve months. The Group recognizes revenue on consulting services when it has completed its performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent.
     The Group also sells subscriptions to its proprietary China Real Estate Information Circle (“CRIC”) system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
     Deferred revenues are recognized when payments are received in advance of revenue recognition.

     (s) Cost of revenue
     Cost of revenue includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent. These costs are expensed in the periods incurred.
     (t) Advertising expenses
     Advertising expenses are charged to the statement of operations in the period incurred. The Group incurred advertising expenses amounting to $574,164, $496,676 and $3,069,905 for the years ended December 31, 2005, 2006 and 2007, respectively.
     (u) Foreign currency translation
     The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statement of shareholders’ equity and comprehensive income.
     The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”) and Hong Kong dollar (“HKD”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.
     The aggregated amount of exchange gain was insignificant for the year ended December 31, 2005 and 2006. The Group recorded an exchange loss of $666,509 for the year ended December 31, 2007 as a component of other income.
     (v) Concentration of credit risk
     Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.
     The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers.
     Movement of the allowance for doubtful accounts is as follows:

	2005	2006	2007
	$	$	$
Balance as of January 1,	82,693	35,892	52,551
Provision for doubtful accounts	—	29,795	2,359,752
Write offs	(48,305)	(19,680)	—
Change due to foreign exchange	1,504	6,544	29,493

Balance as of December 31,	35,892	52,551	2,441,796

     (w) Earnings per Share
     Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. For the years ended December 31, 2006 and 2007, the Group determined that its Series A convertible redeemable preferred shares were participating securities as the preferred shares participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing basic earnings per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in undistributed income for the period.
     Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.
     Upon the consummation of the Company’s initial public offering on August 8, 2007, the Series A preference shares were automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

     The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2005	2006	2007

Net income attributable to ordinary shareholders — basic	$11,147,714	$13,437,979	$37,263,701
Amount allocated to Series A Shares for participating rights to dividends	—	$4,668,986	$4,462,114

Net income attributable to ordinary shareholders — diluted	$11,147,714	$18,106,965	$41,725,815

Weighted average ordinary shares outstanding	50,000,000	50,000,000	60,386,083
Stock options	—	—	397,393
Series A preferred shares	—	17,372,353	13,772,233

Weighted average number of ordinary shares outstanding — diluted	50,000,000	67,372,353	74,555,709

Basic earnings per share	$0.22	$0.27	$0.62

Diluted earnings per share	$0.22	$0.27	$0.56

     (x) Recently issued accounting pronouncements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Group will be required to adopt SFAS 157 in fiscal year 2008. Management is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the Group’s financial position or results of operations.
     In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Group on January 1, 2008. Management is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition-related costs be recognized separately from the acquisition. SFAS 141(R) is effective for the Group for fiscal 2009. Management is currently assessing the impact of SFAS 141(R) on its consolidated financial position and results of operations.
     In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements,” an amendment of ARB 51. SFAS 160 requires noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. SFAS 160 also requires when a parent company acquires control of a subsidiary, it must include 100% of the fair value of all the acquired company’s assets and liabilities in its consolidated financial statements. SFAS 160 is effective for the Group for fiscal 2009. Management is currently assessing the impact of SFAS 160 on its consolidated financial position and results of operations
     In March 2008, the FASB issued SFAS No. 161,“Disclosures About Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No.133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. Statement 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The company will adopt SFAS No.161 on January 1, 2009.
3. Properties Held for Sale
     In May 2004, the Group was party to a primary real estate agency contract and, at the conclusion of the contract, elected to acquire 22 residential properties for a total cost of $8,002,643 and received 13 commercial properties for no additional cost. The purchase price was paid in advance in May 2004 and legal ownership of the properties was received in April 2005. The Group has allocated the purchase price to the respective residential and commercial properties based on their relative fair values.

     The agreements to purchase the residential properties were entered into by certain employees of the Group, who obtained mortgage loans to finance the purchase. The Group then entered into separate trust agreements with these employees, wherein the Group assumed effective control and all associated risks and rewards of property ownership as well as the associated mortgage loans.
     In June 2007, one customer transferred the legal ownership of 8 residential properties to the Group to offset $859,850 accounts receivable.
     The properties have been classified as held for sale since acquisition as the Group has had the ability and intent to sell the properties and has been actively marketing them for that purpose. During the year ended December 31, 2005, the Group sold 11 residential properties and realized a gain of $377,457. During the year ended December 31, 2006, the Group sold three residential and seven commercial properties and realized a net gain of $194,229. During the year ended December 31, 2007, the Group sold eight residential and six commercial properties and realized a net loss of $138,636. The gain or loss from the sale of property has been included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2007, the Group holds eight residential properties with a total carrying value of $872,408.
4. Acquisitions of Subsidiaries and Minority Interest
     On January 1, 2006, the Group purchased a 19% minority interest in its subsidiary in Fujian, and a 20% minority interest in its subsidiary in Chongqing. On April 30, 2006, the Group purchased an 85% interest in Shanghai City Rehouse Agent Consultant Co., Ltd. (“City Rehouse”). The total cost of these acquisitions was $636,140. These transactions were accounted for using the purchase method, with $(264,661), $687,172 and $213,629 being allocated to net assets, intangible assets and goodwill, respectively. The intangible assets included trademark, which is indefinitely lived and are therefore not subject to amortization.
     On October 10, 2007, the Group purchased a 30% minority interest in its subsidiary in Wuhan. On December 5, 2007, the Group purchased a 70% interest in Hangzhou E-House & Cityrehouse Real Estate Broking Co., Ltd. The total cost of these acquisitions was $1,893,139. These transactions were accounted for using the purchase method, with $167,514 being allocated to goodwill.
5. Property and Equipment, Net
     Property and equipment, net consists of the following:

	As of December 31
	2006	2007
	$	$

Leasehold improvements	1,989,083	3,346,027
Buildings	1,008,345	1,052,480
Furniture, fixtures and equipment	2,074,406	3,839,130
Motor vehicles	1,241,887	2,664,113

Total	6,313,721	10,901,750
Less: Accumulated depreciation	(2,667,591)	(4,399,370)

Property and equipment, net	3,646,130	6,502,380

     The Group’s depreciation expenses were $694,327, $987,432 and $1,641,005 for the years ended December 31, 2005, 2006 and 2007, respectively.
6. Intangible Assets, Net

	As of December 31,
	2006	2007
	$	$
Intangible assets not subject to amortization are comprised of the following:
Trademark	687,172	692,480

	As of December 31,
	2006	2007
	$	$
Intangible assets subject to amortization are comprised of the following:
Customer contracts	4,540,168	4,853,501
Computer software licenses	336,876	401,195

	4,877,044	5,254,696
Less: Accumulated amortization
Customer contracts	(1,623,702)	(2,572,930)
Computer software licenses	(190,403)	(275,721)

	(1,814,105)	(2,848,651)

Intangible assets subject to amortization, net	3,062,939	2,406,045

Total intangible assets, net	3,750,111	3,098,525

     The Group recorded amortization expense of $1,110,392, $116,014 and $687,522 for the years ended December 31, 2005, 2006 and 2007, respectively. The Group expects to record amortization expense of $1,165,963, $779,657, $446,590, $3,567 and $4,107 for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively.
7. Goodwill
The changes in the carrying amount of goodwill by segment for the years ended December 31, 2006 and 2007 are as follows:

	Primary real
	estate agency and	Secondary
	real estate	real estate
	consulting	brokerage
	and information	service
	service segment	segment	Total
	$	$	$
Balance as of January 1, 2006	1,948,425	—	1,948,425
Goodwill recognized upon acquisition	213,629	—	213,629
Exchange rate translation	65,239	—	65,239

Balance as of December 31, 2006	2,227,293	—	2,227,293
Goodwill recognized upon acquisition	100,067	67,447	167,514
Exchange rate translation	153,713	878	154,591

Balance as of December 31, 2007	2,481,073	68,325	2,549,398

8. Short-Term Borrowing
     Short-term borrowings include short-term bank loans borrowed from PRC commercial banks and are guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Company’s chairman, Mr. Xin Zhou. The loans carried effective interest rates of 6.138%, 6.0694% and 6.3331% for the years ended December 31, 2005, 2006 and 2007, respectively. The principal balance outstanding as of December 31, 2006 and 2007 was $10,244,960 and $6,845,000 respectively.
     Short-term borrowings also include mortgage loans taken on properties held for sale, which were long-term loans but classified as short-term borrowings given the Group’s intention to sell the properties. The loans carried effective interest rates of 5.31%, 5.508% and 6.2377% for the years ended December 31, 2005, 2006 and 2007, respectively. The principal balance outstanding as of December 31, 2006 and 2007 was $1,122,848 and nil, respectively. The properties were held as collateral for these mortgage loans.

9. Redeemable Convertible Preferred Shares
     On March 28, 2006, the Company issued 22,727,272 Series A redeemable convertible preferred shares (the “Series A Preferred Shares”) for $25,000,000, or US$1.10 per share, to a group of institutional investors and incurred direct and incremental equity issuance costs of $171,588.
     The key terms of the Series A Preferred Shares are as follows:
     Dividends
     Dividends are payable upon declaration by the board of directors and are payable in priority to any declaration or payment of any dividend on the ordinary shares or any other classes of shares. Holders of the Series A Preferred Shares are entitled to receive a non-cumulative, preferential dividends equal to the greater of (i) 8% of the Series A Preferred Shares issue price per fiscal year and (ii) amount of dividends declared pro rata on the ordinary shares, treating each Series A Preferred Share as the greatest whole number of ordinary shares then issuable upon conversion of such Series A Preferred Shares.
     Redemption
     The Series A Preferred Shares are redeemable at any time after the third anniversary of the closing date of the Series A Preferred Share investment (the “Closing Date”) or prior to the third anniversary of the Closing Date if the Company declines to proceed with a qualified initial public offering or QIPO without reasonable cause or if Mr. Xin Zhou ceases to be the Company’s chairman and chief executive officer. The redemption price is 140% of the subscription price plus any declared, accrued but unpaid dividends thereon (collectively, the “Maximum Redemption Price”) if the redemption date is on or after the third anniversary of the Closing Date; or 100% of the subscription price plus interest (calculated at an annual compound rate of 12%), plus any declared, accrued but unpaid dividends if the redemption date is prior to the third anniversary of the Closing Date. If the redemption is caused by the Company’s refusal to proceed with a QIPO, then the redemption price is equal to the higher of: (a) the Maximum Redemption Price; and (b) the greater of ten times of the 2008 net earnings and fifteen times of the 2007 net earnings, multiplied by the ownership percentage of the Series A Preferred Shares, plus all declared, accrued but unpaid dividends.
     Conversion
     The Series A Preferred Shares are convertible into the Company’s ordinary shares at the option of their holders at any time before the completion of a qualified initial public offering. Each Series A Preferred Share is initially convertible into one ordinary share, but the conversion rate may be adjusted such that the number of ordinary shares into which the Series A Preferred Shares may be converted will be reduced if certain financial performance and growth rate targets are achieved by the Group. As of December 31, 2006, the Group had met the 2006 financial performance and growth rate targets. As a result, on August 8, 2007, each Series A Preferred Share was automatically converted into approximately 0.5789 ordinary shares upon the Company’s initial public offering (“IPO”) for a total of 13,157,895 ordinary shares. However, if an IPO was, not to have occurred in 2007, the conversion rate would have been adjusted in 2008 and the conversion ratio would have depended on the Group’s financial performance in 2007.
     Voting rights
     Series A shareholders are entitled to vote with holders of other classes of shares on an as-if converted basis.
     Liquidation preference
     In the event of any liquidation event, Series A shareholders are entitled to distribution prior to and in preference of any payments to holders of ordinary share and all other holders of the Company’s share capital. The liquidation preference is calculated as 100% of the Series A Preferred Share original issue price plus all declared but unpaid dividends as of the liquidation date.

10. Shares Split
     On March 28, 2006, the Company effected a 1:1,000 share split. All share and per share information relating to ordinary shares of the Company has been retroactively adjusted to give effect to the share split.
11. Other Income

	Years Ended December 31,
	2005	2006	2007
	$	$	$
Gain from sale of investment	132,369	142,058	525,220
Gain from sale of marketable securities	—	25,957	—
Fund management fee	—	—	339,181
Foreign exchange losses	—	—	(666,509)

Total other income	132,369	168,015	197,892

12. Income Tax
     The provision for income taxes is comprised of the following:

	Years Ended December 31
	2005	2006	2007
	$	$	$
Current Tax
PRC	2,935,803	6,050,570	13,127,387
Other	—	—	—

	2,935,803	6,050,570	13,127,387

Deferred Tax
PRC	(202,538)	(299,468)	(2,850,347)
Other	—	—	—

	(202,538)	(299,468)	(2,850,347)

Income tax expense	2,733,265	5,751,102	10,277,040

     The Company is incorporated in the Cayman Islands, which is tax-exempt.
     The Company’s subsidiaries operating in the PRC are subject to PRC income tax at the statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income with the following exceptions:
     E-House Shanghai is registered in the Pudong New Area of Shanghai, the PRC, and is subject to a 15% preferential income tax rate for the years ended December 31, 2006 and 2007.
     Several other subsidiaries of E-House Shanghai were registered in the Songjiang district of Shanghai for the years ended December 31, 2006 and 2007 and had their income tax assessed as 5% of total revenue by the local tax authority. At the end of 2007, all of the subsidiaries of E-House Shanghai registered in the Songjiang district were closed.
     Nanjing Jinyue Real Estate Sales Co., Ltd., a subsidiary of E-House Shanghai, had its income tax assessed as 4.95% of total revenue by the local tax authority for the years ended December 31, 2006.
     Fujian Jinyue Real Estate Consulting Service Co. Ltd., a subsidiary of E-House Shanghai, had its income tax assessed as 3.3% of total revenue by the local tax authority for the years ended December 31, 2006.
     Shanxi E-House Real Estate Investment Consultant Co.,Ltd, a subsidiary of E-House Shanghai, was qualified as a newly set up enterprise engaged in consulting, information and technical services and was exempted from income tax for the year ended December 31, 2007.

     The Group’s operation in Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations.
     The Group’s operation in Macau is subject to the complementary tax at a progressive tax rate of 0% to 12% on Macau sourced profits.
     The Company’s subsidiaries incorporated in the BVI are not subject to taxation.
     On January 1, 2008, a new enterprise income tax law in China took effect. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. Non-manufacturing enterprises located in Pudong New Area of Shanghai however are not specifically listed in Circular 39. As a result, unless the government publishes additional clarifications, the income tax rate of E-House Shanghai, being the Group’s main operating entity, may directly increase to 25% from 2008 and thereafter. The Group has thus applied the 25% rate in calculating its deferred tax balances.
     In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
     The Group adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 has reduced the retained earnings as of January 1, 2007, by approximately $200,000, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheet The Group has no additional material uncertain tax positions as of December 31, 2007 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. The amount of interest and penalties as of January 1, 2007 was approximately USD 96,000, and the additional interest and penalties as of December 31, 2007 was immaterial. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Unrecognized Tax Benefit — January 1, 2007	$200,000
Gross increases — tax positions in prior period	—
Gross decreases — tax positions in prior period	—
Gross increases — tax positions in current period	—
Settlements	—
Lapse of statute of limitations	—
Unrecognized Tax Benefit — December 31, 2007	$200,000
     According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $13,500 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, E-House Shanghai, is therefore subject to examination by the PRC tax authorities from 2002 through September 2007 on non-transfer pricing matters, and from inception through the end of 2007 on transfer pricing matters.

     The principal components of the deferred income tax assets/ liabilities are as follows:

	As of December 31,
	2005	2006	2007
	$	$	$
Deferred tax assets:
Accrued salary expenses	94,906	348,505	2,501,150
Bad debt provision	54,872	58,575	596,560
Start-up costs	86,415	100,575	63,554
Decoration	19,413	33,576	170,112
Advertising expenses	—	—	14,625
Fair value assets step-up	49,984	45,649	43,110
Impairment for properties held for sales	—	—	10,663
Net operating loss carryforwards	248,775	994,564	1,746,906

Gross deferred tax assets	554,365	1,581,444	5,146,680
Valuation allowance	(248,775)	(994,564)	(2,015,366)

Total deferred tax assets	305,590	586,880	3,131,314

Analysis as:
Current	82,564	151,070	2,684,060
Non-current	223,026	435,810	447,254

Deferred tax liabilities:
Amortization of intangible and other assets	933,683	1,151,919	751,500

Total deferred tax liabilities	933,683	1,151,919	751,500

Analysis as:
Current	—	—	—
Non-current	933,683	1,151,919	751,500

     Movement of the valuation allowance is as follows:

	2005	2006	2007
	$	$	$
Balance as of January 1,	277,429	248,775	994,564
Addition	77,045	779,554	1,005,463
Release	(112,792)	(42,097)	(91,077)
Change due to foreign exchange	7,093	8,332	106,416

Balance as of December 31,	248,775	994,564	2,015,366

     Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2005	2006	2007
PRC income tax rate	33.00%	33.00%	33.00%
Expenses not deductible for tax purposes	3.74%	2.13%	1.08%
Investment income under equity method	(1.57%)	(1.09%)	—
Tax exemption granted to group	(2.76%)	—	(1.66%)

Effect of lower rates in certain domestic locations	(14.10%)	(12.11%)	(14.35%)

Effect of different tax rate of subsidiary operation in other jurisdiction	1.21%	(1.26%)	(0.46%)
Effect of new income tax law	—	—	(0.70%)
Valuation allowance movement	(0.20%)	3.08%	2.11%

	19.32%	23.75%	19.02%

     The dollar amount of tax benefit that resulted from adjustment of deferred tax asset/liabilities for enacted change in tax laws was $378,141 as of December 31, 2007.

Note: The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2005	2006	2007
	$	$	$
The aggregate dollar effect	391,140	—	633,549
Per share effect —basic	0.01	—	0.01

Per share effect—diluted	0.01	—	0.01

     As of December 31, 2005, 2006 and 2007, the Group had net operating loss carryforwards of $835,331, $3,243,683 and $6,864,324, respectively, which will expire if not used between 2010 and 2012.
     Undistributed earnings of the Company’s PRC subsidiaries of approximately $55 million at December 31, 2007 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Group would be subject to the then applicable PRC tax laws and regulations.
13. Share-Based Compensation
     During the year ended December 31, 2006, the Company adopted the Share Incentive Plan (“the Plan”), which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Company. Under the plan, the Company authorized 3,636,364 ordinary shares, or 5% of the total shares outstanding, to grant as options or restricted shares over a three-year period. Options have a ten-year life. Share options granted under the Plan can be settled by the employee either by cash or net settled by shares.
     On November 28, 2006, the Company granted options for the purchase of 436,364 shares to an employee. The options entitle the option holder to acquire ordinary shares of the Company at an exercise price of US$3.30 per share. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries.
     On May 16, 2007, the Company granted 436,364 restricted shares to replace the above mentioned option award granted under the Plan. The purchase price of the restricted shares was $3.30 per share, which was the exercise price of the option that was replaced. The vesting and other requirements imposed on these restricted shares were the same as under the original option grant. This modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares was $1,440,001. 148,364 restricted shares were vested on November 28, 2007. The cash received from the purchase of the restricted shares relating to the unvested portion was recorded as a payable due to related parties as of December 31, 2007.
     On March 9, 2007, the Company granted options for the purchase of 300,000 shares to certain independent director appointees and certain management employees. The options entitle the option holders to acquire ordinary shares of the Company at an exercise price of US$5.50 per share. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries.
     On July 23, 2007, the Company granted options for the purchase of 915,000 shares to certain employees. The options entitle the option holders to acquire ordinary shares of the Company at an exercise price of US$12.50 per share. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries.
     Management has used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model were:

	2006	2007
Average risk-free rate of return	4.50%	4.76%
Weighted average expected option life	10 years	10 years
Average estimated volatility rate	49.0%	62.7%
Average dividend yield	0.00%	0.00%

     The following table summarizes options granted in the years ended December 31, 2007:

			Fair value of
Grant date	No. of options granted	Exercise price	ordinary shares
		$	$
March 9, 2007	300,000	5.50	5.50

July 23, 2007	915,000	12.50	12.50

     The weighted-average grant-date fair value of options granted during the years ended December 31, 2006 and 2007 was $1.39 and $3.80 per share, respectively. The Company recorded compensation expense of $16,806 and $751,222 for the years ended December 31, 2006 and 2007. There were no options exercised during the years ended December 31, 2006.
     A summary of options activity under the Plan as of December 31, 2007 and changes in the period is presented below:

			Weighted average
		Weighted average	remaining	Aggregate intrinsic
	No. of options	exercise price	contractual term	value of options
		$		$
Outstanding as of January 1, 2007	436,364	3.30	9.9 years
Granted	1,215,000	10.77
Exercised	—	—
Forfeited	—	—
Cancelled	(436,364)	3.30
Outstanding, as of December 31, 2007	1,215,000	10.77	9.5 years	15,867,900
Unvested and expected to vest as of December 31, 2007	1,077,750	10.55	9.5 years	14,312,520
     As of December 31, 2007, there was $3,860,595 of total unrecognized compensation expense related to unvested share options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years. There was no option vested during the year ended December 31, 2007.
     A summary of restricted shares activity under the Plan as of December 31, 2007 and changes in the period is presented below:

			Weighted average
	No. of	Weighted average	remaining
	Restricted tocks	Grant-date fair value	contractual term
		$
Nonvested as of January 1, 2007	—
Granted	436,364	1.39	9.9 years
Vested	(148,364)	1.39
Forfeited	—	—

Nonvested as of December 31, 2007	288,000	1.39	8.9 years

     The total fair value of restricted shares vested in 2007 was $206,226..
     As of December 31, 2007, there was $386,528 of total unrecognized compensation expense related to restricted stocks granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.92 years.
     The weighted-average grant-date fair value of restricted stock granted during the years ended December 31, 2007 was 1.39 per share. The Company recorded compensation expense of $201,667 for the years ended December 31, 2007. There were no restricted stock granted during the year ended December 31, 2006.
14. Employee Benefit Plans
     The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $292,024, $317,630 and $937,159 for the years ended December 31, 2005, 2006 and 2007, respectively, for such benefits.

15. Distribution of Profits
     Relevant PRC statutory laws and regulations permit payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Company’s PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of the Company’s subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends, loans or advances except in the event of liquidation of these subsidiaries.
     The amount of the reserve fund for the Group as of December 31, 2006 and 2007 was $1,100,287 and $1,833,378, respectively.
     As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $59,480,230 as of December 31, 2007.
16. Segment Information
     The Group’s uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions, allocating resources and assessing performance. The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.
     The Group has two operating segments: 1) primary real estate agency service and real estate consulting and information service and 2) secondary real estate brokerage service. The Group’s chief operating decision maker reviews net revenue, cost of sales, operating expenses, income from operations and net income for each segment and does not review balance sheet information. Corporate expenses such as selling, general and administrative expenses, interest income, which are not allocated between the segments are recorded as non-allocated items.
     The following tables summarize the selected revenue and expense information for each operating segment:
     For the years ended December 31,

	Primary real
	estate agency and	Secondary
	real estate	real estate
	consulting	brokerage
	and information	service
2007	service segment	segment	Non-allocated	Total
	$	$	$	$
Revenues from external customers	109,128,157	11,888,443	—	121,016,600
Cost of revenues	(23,510,065)	—	—	(23,510,065)
Selling, general and administrative expenses	(28,180,514)	(14,997,248)	(2,368,038)	(45,545,800)

Income/(loss) from operations	57,437,578	(3,108,805)	(2,368,038)	51,960,735

Interest expense	—	—	(621,903)	(621,903)
Interest income	886,936	36,274	1,566,458	2,489,668
Other income/(loss)	249,627	96,372	(148,107)	197,892

Income before taxes and minority interest	58,574,141	(2,976,159)	(1,571,590)	54,026,392
Income tax expense	(10,272,534)	(4,506)	—	(10,277,040)

Net income/(loss) after taxes before minority interest	48,301,607	(2,980,665)	(1,571,590)	43,749,352

	Primary real
	estate agency and	Secondary
	real estate	real estate
	consulting	brokerage
	and information	service
2006	service segment	segment	Non-allocated	Total
	$	$	$	$
Revenues from external customers	52,153,228	3,845,296	—	55,998,524
Cost of revenues	(10,243,968)	—	—	(10,243,968)
Selling, general and administrative expenses	(14,100,136)	(5,285,358)	(1,936,232)	(21,321,726)

Income/(Loss) from operations	27,809,124	(1,440,062)	(1,936,232)	24,432,830
Interest expense	—	—	(594,488)	(594,488)
Interest income	200,263	6,115	—	206,378

Income/(Loss) before taxes and minority interest	28,177,402	(1,433,947)	(2,530,720)	24,212,735
Income tax expense	(5,751,102)	—	—	(5,751,102)

Net income/(loss) after taxes before minority interest	22,426,300	(1,433,947)	(2,530,720)	18,461,633

	Primary real
	estate agency and	Secondary
	real estate	real estate
	consulting	brokerage
	and information	service
2005	service segment	segment	Non-allocated	Total
	$	$	$	$
Revenues from external customers	38,660,514	—	—	38,660,514
Cost of revenues	(10,818,272)	—	—	(10,818,272)
Selling, general and administrative expenses	(12,721,197)	—	(528,588)	(13,249,785)

Income/(Loss) from operations	15,121,045	—	(528,588)	14,592,457
Interest expense	—	—	(638,499)	(638,499)
Interest income	63,113	—	—	63,113

Income/(Loss) before taxes and minority interest	15,316,527	—	(1,167,087)	14,149,440
Income tax expense	(2,733,265)	—	—	(2,733,265)

Net income/(loss) after taxes before minority interest	12,583,262	—	(1,167,087)	11,416,175

Geographic
Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.
Service lines
     Details of revenues to external customers from the Group’s various service lines are as follows:

	Years Ended December 31,
	2005	2006	2007
	$	$	$
Primary real estate agency service	34,501,600	45,708,032	100,541,226
Secondary real estate brokerage service	361,144	3,845,296	11,888,443
Real estate consulting and information service	3,797,770	6,445,196	8,586,931

Total revenues	38,660,514	55,998,524	121,016,600

Major customers
     Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2005	2006	2007
	$	$	$
Customer A	5,860,942	—	—
Customer B	4,190,025	—	—
Customer C	—	—	25,478,208
Customer D	—	—	17,710,007

     Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	Years Ended December 31,
	2006	2007
	$	$
Customer D	—	16,240,944

17. Related Party Balances and Transactions
     Amounts due from related parties are comprised of the following:

	As of December 31,
	2006	2007
	$	$
Customer and supplier	170,623	1,730,656
Other	747,191	1,043,332

Total amounts due from related parties	917,814	2,773,988

     Amounts due to related parties are comprised of the following:

	As of December 31,
	2006	2007
	$	$
Management	—	(950,401)
Shareholders	(12,316)	—
Directors	(253,631)	—
Other	(563)	(1,621,998)

Total amounts due to related parties	(266,510)	(2,572,399)

(a) Customer and supplier
     Transactions with customers who are related parties are as follows:

	Years Ended December 31,
	2005	2006	2007
	$	$	$
Revenue — Shanghai Yueshun Real Estate Development Co., Ltd.	—	167,858	2,801,505
Cost of revenues — Shanghai Xuyang Media Co., Ltd.	(1,192,334)	(257,971)	—
Selling and marketing expenses — Shanghai Xuyang Media Co., Ltd.	(39,367)	(105,322)	—

	As of December 31,
	2006	2007
	$	$
Accounts receivable — Shanghai Yueshun Real Estate Development Co., Ltd.	170,623	1,730,656

Shanghai Yueshun Real Estate Development Co., Ltd., is partially owned by Mr. Xin Zhou, the Group’s Chairman. The Group has also engaged Shanghai Xuyang Media Co., Ltd., a company controlled by Mr. Zhou, for certain advertising services related to both ongoing sales projects and the Group’s own promotion and marketing.

(b) Shareholders

	As of December 31,
	2006	2007
	$	$
Shanghai Jinhongyun Investments Consultancy Ltd.(1)	(12,316)	—

Note:

(1)	The entity was one of the shareholders of E-House Shanghai for the year ended December 31, 2004 and through April 22, 2005. The amount payable to shareholder as of December 31, 2006 represents a cash advance to the Group.
(c) Directors

	As of December 31,
	2006	2007
	$	$
Xin Zhou(1)	(110,169)	—

Xudong Zhu(1)	(95,884)	—

Nanpeng Shen(2)	(47,578)	—

Total amounts payable to directors	(253,631)	—

Note:

(1)	Mr. Zhou is Chairman and Chief Executive Officer of the Group. Mr. Zhu is a director and officer of the Group. The amount payable to Mr. Zhou as of December 31, 2006 represents a loan to the Group. The amount payable to Mr. Zhu as of December 31, 2006 represents a payable of $57,464 by the Group for the purchase of minority interest in a subsidiary held by Mr. Zhu and a loan of $38,419 to the Group.

(2)	Mr. Shen is a director of the Group. The amount payable as of December 31, 2006 represents a loan to the Group.
All the amounts are unsecured, interest free and have no fixed repayment term.
(d) Management
The amount due to management represents consideration paid by management for unvested restricted shares. (See Note 12)
(e) Affiliates

	As of December 31
	2006	2007
	$	$
Turbo Chance Co., Ltd. (1)	740,954	704,421
E-House Property Investment 1 (China) Limited (2)	6,237	338,911

Total amounts due from other related parties	747,191	1,043,332

E-House Property Investment 1 (China) Limited (2)		(1,621,998)
Shanghai E-House (HK) Limited (3)	(563)	—

Total amounts payable to other related parties	(563)	(1,621,998)

Note:

(1)	Entity is controlled by Xin Zhou. The balance as of December 31, 2007 represents a prepaid acquisition cost in connection with an acquisition with a third party of a secondary real estate brokerage company in Hangzhou, for which the entity is acting as an intermediary. The amount was intended to be applied towards the acquisition of Hangzhou Cityrehouse Real Estate Broker Co., Ltd. (“Hangzhou Chenxin”), which occurred in December 2007. The amount is unsecured, interest free and has no fixed repayment term.

(2)	Entity is partially owned by Xin Zhou and Nanpeng Shen, directors of the Company. In connecti on with a primary real estate project, the entity contributed 50% of the customer deposit paid to the developer client and is entitled to 50% of the project’s profits. For the years ended December 31, 2007, E-House Property Investment 1 (China) Limited had earned $1,621,998 from the project, all of which was recorded as cost of sales and was payable as of December 31, 2007.The Company was entitled to $339,181 in fund management fees from the project, all of which was recorded as other income and was receivable as of December 31, 2007.

(3)	Entity is controlled by Xin Zhou. The amount payable represents expenses paid by the entity on behalf of the Company.

Other related party transactions:
     During years ended December 31, 2005, 2006 and 2007, the Group had short-term borrowings with outstanding balances of $9,913,040, $10,244,960 and $6,845,000, respectively. These loans were guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Group’s chairman, Mr. Xin Zhou. The Group incurred no cost for obtaining such guarantees.
     On June 30, 2006, the Group acquired a 100% interest in E-House International Estate Agency Limited, a Hong Kong registered company controlled by the Company’s chairman, Mr. Xin Zhou, for $1,389,504. The $423,940 excess of the purchase price over carrying amount of net assets acquired was recorded as compensation expense.
     On January 1, 2006, the Group acquired additional minority interests in a number of PRC subsidiaries from Shanghai Jinhongyun Investments Consultancy Ltd., an entity controlled by Mr. Xin Zhou and management, for a total cost of $1,249,341. The amount of the total purchase price cost in excess of the combined carrying amount of the minority interests was $356,626, which was recorded as compensation expense in the Group’s consolidated statements of operations.
     In connection with the Group’s purchase of certain properties in 2004, certain employees of the Group entered into agreements with a developer on behalf of the Group to purchase the residential properties. The total amount of the purchase was $8,002,643. The employees also obtained $5,090,436 in mortgage loans to finance the purchase. The Group then entered into separate trust agreements with these employees, wherein the Group assumed effective control and all associated risks and rewards of property ownership as well as the associated mortgage loans. The remaining balance of the mortgage loans as of December 31, 2007 was nil. See Note 3.
18. COMMITMENTS AND CONTINGENCIES
a) Operating lease commitments
     The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 60 months and are renewable upon negotiation. Rental expense was $1,294,753, $2,506,809 and $5,320,514 for the years ended December 31,2005, 2006 and 2007, respectively.
     Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2007 were as follows:

Year ending December 31	$
2008	6,032,590
2009	4,313,865
2010	1,748,759
2011	678,062
2012	363,354

Total	13,136,630

b) Contingencies
     The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.
19. Subsequent Events
     On January 7 and January 10, 2008, the Company granted options to purchase 480,000 and 21,500 ordinary shares, respectively, to certain employees at an exercise price of US$23.00 and US$24.23 per share, respectively. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries.
     In January 2008, E-House formed a real estate investment fund, E-House (China) Real Estate Investment Fund I, L.P., or “the Fund,” with initial commitments of US$100 million. Investors of the Fund include both institutions and high net worth individuals, including two of E-House’s directors. E-House itself did not invest in the Fund. The Fund will be managed through E-House Real Estate Asset Management Company Limited, or “the General Partner”, which is a 51% owned subsidiary of E-House. The Fund pays a management fee and carried interest on a success basis to the General Partner. The Fund plans to invest in China’s real estate sector.

     On February 1, 2008, E-House successfully completed its follow-on equity offering. E-House issued and sold a total of 6,000,000 ADSs. Each ADS represents one ordinary share. The offering price was $17.00 per ADS. After deducting underwriting commission, net offering proceeds to E-House were approximately $97.9 million.
     On February 24, 2008, SINA Corporation (“SINA”) (Nasdaq: SINA), a leading Internet portal in China, and E-House announced the formation of a new venture to build the largest online real estate portal in China. SINA is spinning off its real estate channel (http://www.house.sina.com.cn) and home decoration channel (http://www.jiaju.sina.com.cn) and contributing the related online advertising business into the new company, while E-House is providing exclusive license of its proprietary CRIC database to the new company and will develop certain online products and related fee-based services for the new company. SINA is the majority controlling shareholder of the new company.
     Due to the foreign currency administration restriction imposed by the PRC government, the amount due from Turbo Chance Co., Inc. of HK$5,495,000 ($704,421) was not able to be applied to the acquisition of Hangzhou Chenxin. As such, on January 12, 2008, Turbo Chance Co., Inc. repaid the amount due to the Group. See Note 17(e).