Form 20-F
period 2008-12-31
E-HOUSE (CHINA) HOLDINGS LTD
filed 2009-05-04
CIK 1405658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
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
No. 333 North Chengdu Road
Shanghai, PRC 200041
People’s Republic of China
Phone: +8621 6133 0808
Facsimile: +8621 6133 0707
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American Depositary Shares, each representing one ordinary share, par value $0.001 per share	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 79,769,481 ordinary shares, par value $0.001 per share, as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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
•
“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share, and “preferred shares” refers to our series A convertible and redeemable preferred shares, all of which were converted into our ordinary shares upon the completion of our initial public offering on August 13, 2007;

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

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “E-House” refer to E-House (China) Holdings Limited, a Cayman Islands company, its predecessor entities and its subsidiaries and consolidated variable interest entity.
This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on December 31, 2008, which was RMB6.8225 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the RMB may have a material adverse effect on your investment” and “—Governmental control of currency conversion may affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 24, 2009, the noon buying rate was RMB6.8250 to $1.00.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Selected Consolidated Financial Data
The following selected consolidated statement of operations data for the three years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
Our selected consolidated statement of operations data for the fiscal years ended December 31, 2004 and 2005 and our consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report.
Our historical results do not necessarily indicate results expected for any future periods.

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	31,198	38,661	55,999	121,016	154,487
Cost of revenues	(9,844)	(10,818)	(10,244)	(23,510)	(31,856)
Selling, general and administrative expenses	(14,299)	(13,250)	(21,322)	(45,546)	(77,197)
Income from operations	7,055	14,593	24,433	51,960	45,434
Net income	5,589	11,148	18,107	41,726	39,576
Earnings per ordinary share and ADS(1):
Basic	$0.11	$0.22	$0.27	$0.62	$0.48
Diluted	$0.11	$0.22	$0.27	$0.56	$0.48
Dividends per ordinary share:
Basic	0.10	0.07	0.08	—	—
Weighted average number of ordinary shares used in per share calculations:
Basic	50,000,000	50,000,000	50,000,000	60,386,083	81,818,972
Diluted	50,000,000	50,000,000	67,372,353	74,555,709	82,110,430
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,071	12,712	24,306	101,148	225,663
Total assets	54,159	48,231	89,430	329,553	519,914
Total current liabilities	40,785	39,895	28,751	54,510	108,673
Mezzanine equity	—	—	24,828	—	—

Total shareholders’ equity	9,807	5,242	32,370	271,173	403,298

Note: (1) Each ADS represents one ordinary share.
Exchange Rate Information
Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, substantially all of the revenues and expenses of our consolidated operating subsidiaries are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8225 to $1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 24, 2009, the noon buying rate was RMB6.8250 to $1.00.

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

	Noon Buying Rate
	Period
Period	End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
October	6.8388	6.8358	6.8521	6.8171
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009 January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April (through April 24)	6.8250	6.8318	6.8361	6.8250

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Business
Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global economy could materially and adversely affect our revenues and results of operations.
Recent global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies continuing into 2009. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.
The Chinese economy also faces challenges in the short to medium term. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to avert a severe downturn in economic activity. Continued turbulence in the international markets and prolonged declines in consumer spending, as well as any slowdown of economic growth in China, may adversely affect our liquidity and financial condition.
Our business is susceptible to fluctuations in the real estate market of China, especially in certain areas of eastern China where a significant portion of our operations are concentrated, which may adversely affect our revenues and results of operations.
We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in real estate prices. For example, the rapid expansion of the real estate market in major provinces and cities in China in the early 1990s, such as Shanghai, Beijing and Guangdong Province, led to an oversupply in the mid-1990s and a corresponding fall in real estate values and rentals in the second half of the decade. Following a period of rising real estate prices and transaction volume in most major cities, the industry experienced a severe downturn in 2008, with transaction volume in many major cities declining by more than 40% compared to 2007. Average selling prices also declined in many cities during 2008. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

As a significant portion of our operations is concentrated in Shanghai, Jiangsu Province and Zhejiang Province, where we generated in the aggregate approximately 44.8%, 39.7% and 50.6% of our total revenues in 2006, 2007 and 2008, respectively, any decrease in demand or real estate prices or any other adverse developments in these regions may materially and adversely affect our total real estate transaction volumes and average selling prices, which may in turn adversely affect our revenues and results of operations.
Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.
The real estate industry in China is subject to government regulations. Until 2008, the real estate markets in a number of major cities in China had experienced rapid and significant growth. Before the global economic crisis hit all the major economies worldwide in 2008, the PRC government had adopted a series of measures to restrain what it perceived as unsustainable growth in the real estate market. From 2003 to 2007, the PRC government introduced a series of specific administrative and credit-control measures including, but not limited to, setting minimum down payment requirements for residential and commercial real estate transactions, limiting availability of mortgage loans, and tightening governmental approval process for certain real estate transactions. For example, in 2006, the State Council and other related government agencies introduced regulations that increased mandatory minimum down payment from 20% to 30% of the purchase price for properties with a floor area of more than 90 square meters and imposed a business tax on total proceeds from the resale of properties held for less than five years.
Since 2008, the PRC government has relaxed such restrictions and introduced measures aimed at stimulating residential property purchases by individuals and stabilizing the real estate market. On October 22, 2008, the Ministry of Finance, the State Administration of Taxation and the People’s Bank of China lowered transaction taxes, minimum down payment requirements, and the mortgage interest rate for certain residential real estate transactions. In December 2008, the General Office of the State Council promulgated rules that exempted certain residential real estate transactions from business tax and urban real estate tax.
However, despite the recent government measures aimed at maintaining the long-term stability of the real estate market, we cannot assure you that the PRC government will not adopt new measures in the future that may result in short-term downward adjustments and uncertainty in the real estate market. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may follow these adjustments or market uncertainty.
The real estate services industry in China is relatively new and rapidly evolving, and if this industry does not develop or mature as quickly as we expect, the growth and success of our business may be materially and adversely affected.
Our development has depended, and will continue to depend, substantially on the growth of the real estate services industry in China, which is relatively new. We cannot predict the rate of growth, if any, of this industry. The development of the real estate services industry depends on, among other factors, real estate developers’ continuing outsourcing of non-core sales and other functions to professional real estate services companies, and the continued use by real estate sellers and buyers of real estate brokerage services in China and particularly in specific regions where we operate. The failure of the real estate services industry to develop rapidly may materially and adversely affect the growth and success of our business.
If the value of our brand or image diminishes, it could have a material adverse effect on our business and results of operations.
We believe our “E-House” brand is associated with a leading integrated real estate services company with consistent high-quality services among both real estate developers and individual real estate buyers in China. Our brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which could have a material adverse effect on our business and results of operations.
We plan to continue to expand our business into new geographical areas in China. As China is a large and diverse market, consumer trends and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, we may not be able to grow our revenues in the new cities we enter into due to the substantial costs involved.
If we cannot manage our growth effectively and efficiently, our operating results or profitability could be adversely affected.
We have experienced substantial growth since our inception. We increased our revenues and our net income from $38.7 million and $11.1 million, respectively, in 2005, to $154.5 million and $39.6 million, respectively, in 2008, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our reputation may suffer.
If we fail to successfully execute the business plans for our strategic alliances and other new business initiatives, our anticipated growth and prospects may be materially and adversely affected.
In early 2008, we formed strategic alliances with several leading real estate developers in China such as China Vanke Co., Ltd., or Vanke, Evergrande Real Estate Group, or Evergrande, Neo-China (Group) Holdings Ltd., or Neo-China, and Central China Real Estate Group, or Jianye. Under these strategic cooperation arrangements, we act as the exclusive sales agent for over 40 projects across China with over 30 million square meters of gross floor area, or GFA, involved in aggregate. The success of these strategic alliances depends on, among others, our successful sales and marketing of the projects and properties and the developers’ ability to make timely delivery of properties in satisfactory quality and quantity. If we fail to successfully market and sell these new properties, we may not be able to continue the existing strategic alliances or enter into new strategic relationships with leading real estate developers and our anticipated growth and prospects may be materially and adversely affected.
In January 2008, we further expanded our service offerings by managing a new real estate investment fund formed to invest in China’s real estate sector through diversified investment strategies. We have limited experience in managing a real estate investment fund. If we fail to identify and invest in projects that would generate reasonable returns as expected by the investors of the fund, we may not be able to raise additional funds to further expand our real estate investment management business, which in turn may adversely affect our anticipated growth and prospects.
In February 2008, we formed a new company with SINA Corporation, or SINA, a leading Internet portal operator in China, to build the largest online real estate portal in China. SINA spun off its real estate channel and home decoration channel and contributed the related online advertising business into the new company, while we provided an exclusive license of our proprietary CRIC database to the new company and helped develop certain online features for the new company’s website. The new company is a majority owned subsidiary of SINA and under SINA’s management. We have limited experience in developing online real estate products and related services. The new company may not be able to realize the commercial potential of the CRIC database or achieve its growth targets, which may adversely affect our share of the anticipated profits from the new company.

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
We encounter intense competition in each of our business segments on a national, regional and local level. Competition in the industry is primarily based on quality of services, brand name recognition, geographic coverage, commission rates or service fees, and range of services. As compared to real estate development, providing real estate services does not require significant capital commitments. This low barrier to entry allows new competitors to enter our markets with relative ease. New and existing competitors may offer competitive rates, greater convenience or superior services, which could attract customers away from us, resulting in lower revenues for our operations. Competition among real estate services companies may cause a decrease in commission rates or service fees we receive and higher costs to attract or retain talented employees.
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
In addition to competition from traditional real estate services providers, the advent of the Internet has introduced new ways of providing real estate services, as well as new entrants and competitors in our industry. If our expansion into online real estate services can not be carried out successfully to capture the business opportunities presented by technological changes and the emergence of e-business, our business, financial condition or results of operations could be harmed.
Our results of operations and cash flows may fluctuate due to seasonal variations in the real estate market, the non-recurring nature of our primary real estate agency services, billing cycles, unpredictable development cycles and advance cash deposits.
Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activity during the winter and the Chinese New Year holiday period, which normally falls within the first quarter each year.
We generated 81.6%, 83.1% and 58.6% of our total revenues from primary real estate agency services in 2006, 2007, and 2008, respectively. Although we are expanding our service offerings, we expect to continue to rely on primary real estate agency services to generate a significant portion of our revenues for the foreseeable future. Revenues from primary real estate agency services are typically generated on a project-by-project basis and are non-recurring in nature. This may contribute to the fluctuations in our period-to-period operating results.

We typically enter into agency agreements with developers shortly before they are expected to obtain permits to sell their newly developed properties. However, the timing of obtaining these sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. It is therefore difficult to predict the interval between the time we sign these agency agreements and the time we launch the sale for the projects. We recognize commission revenue from our primary real estate agency services upon achieving the successful sale of a property unit. See Item 5. Operating And Financial Review And Prospects—Critical Accounting Policy. “Successful sale,” as defined in individual contracts with our developer clients, depends on, among other things, the delivery of the down payment and some purchasers may not deliver the down payments on time. This makes it difficult for us to forecast revenues and increases period-to-period fluctuations, which could cause the price of our ADSs to fluctuate or decline or adversely affect our working capital levels.
We have in the past entered into, and expect to continue to enter into, contracts from time to time with developers requiring us to pay deposits, which has from time to time resulted in our operating with negative cash flows or, if we fail to recover such deposits, could have a material adverse effect on our liquidity, financial condition and results of operations.
Our reliance on a concentrated number of real estate developers may materially and adversely affect us.
In 2006, 2007 and 2008, revenues derived from services we rendered to the top ten clients in each of those years accounted for approximately 48.3%, 59.7%, and 68.4%, respectively, of our total revenues. Two real estate developer clients each contributed over 10% of our total revenues in 2007 and one real estate developer client accounted for over 10% of our total revenues in 2008. In the future, these real estate developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all. Should these real estate developers terminate or substantially reduce their business with us and we fail to find alternative real estate developers to provide us with revenue-generating business, our financial condition and results of operations may be materially and adversely affected.
We face long cycles to settle our accounts receivable, which could materially and adversely affect our results of operations.
As part of the industry practice, many of our developer clients elect to settle our commission only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients and collect the commissions owed to us. This also results in a large accounts receivable balance. As of December 31, 2008, our billed and unbilled accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $120 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.
To improve the security of our accounts receivable, we sometimes enter into agreements with our developer clients whereby they agree to use existing properties or the right to properties under construction as collateral against their accounts receivable. In the event of non-payment, we would then resell the properties or the right to properties under construction for cash. The resale price is subject to market conditions and could fall short of the amount of accounts receivable against which these properties or rights to properties under construction are used as collateral, in which case we would need to write off a portion of our accounts receivable, which could materially and adversely affect our results of operations.
Our ability to successfully sell the properties we contract to sell may be materially and adversely affected if our developer clients fail to make timely delivery of the properties or any of these properties experience significant quality defects, negative publicity or other problems.
Our developer clients are responsible for the timely delivery and the quality of the properties we contract to sell. If our developer clients fail to make timely delivery of any of the properties or if any of these properties experiences significant quality defects, negative publicity or other problems, our ability to successfully sell the property may be materially and adversely affected and our reputation may also be harmed. This may in turn adversely affect our long-term ability to attract buyers for the properties we contract to sell.
If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.
We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Xin Zhou, our chairman and chief executive officer, is particularly important to our future success due to his substantial experience and reputation in the real estate industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Our real estate service professionals interact with our customers on a daily basis. They are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified managerial and other employees who have experience in real estate related services and are committed to our service approach. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decrease in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business.
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
We have collected and compiled in the library of our CRIC system real estate related news articles, reports, floor plans, architectural drawings, maps, and other documents and information prepared by third parties. We have signed an agreement with a news consolidator to obtain the right to use and reproduce copyright protected news and articles. We cannot assure you that the agreement covers all the copyright holders of news articles and reports in our library, that right holders to drawings, maps and other proprietary documents will not make infringement claims against us, or that we will not be subject to other potential copyright infringement claims. Moreover, we have in the past been subject to claims by individuals claiming rights in certain of the maps, drawings and documents made available on the CRIC system or otherwise provided to our clients. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in loss of goodwill associated with our brand, and any judgments against us in such suits, or related settlements, could have a material impact on our ability to operate or market our CRIC system, harm our reputation and have a material adverse affect on our results of operation. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreement at all. As a result, the scope of our library we offer to our clients could be reduced, which could adversely affect the usefulness of our CRIC system.

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
Failure to achieve and maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.
We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements first applied to our annual report on Form 20-F for the fiscal year ended December 31, 2008. We have hired a professional consultant to assist us in such efforts. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective in all material aspects. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating the advertising portion of our business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.
Our real estate advertising business is primarily provided through our contractual arrangements with our consolidated variable interest entity in China, Shanghai Tian Zhuo Advertising Co., Ltd., or Tian Zhuo, and its majority owned subsidiaries. Tian Zhuo is owned by Mr. Xin Zhou, our chairman and chief executive officer. Tian Zhuo and its subsidiaries provide real estate advertising design and consulting services for real estate development projects and may enter into other services related to real estate advertising. We have depended and expect to continue to depend on Tian Zhuo to operate our real estate advertising business. We have entered into contractual arrangements with Tian Zhuo, pursuant to which we, through Shanghai CRIC Information Technology Co., Ltd., or Shanghai CRIC, provide technical support and consulting services to Tian Zhuo. In addition, we have entered into agreements with Tian Zhuo and Mr. Xin Zhou, its shareholder, which provide us with the substantial ability to control Tian Zhuo and be a primary beneficiary of Tian Zhuo. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Tian Zhuo Advertising Co. Ltd.” In the opinion of Fangda Partners, our PRC legal counsel, the contractual arrangements between Shanghai CRIC and Tian Zhuo and its shareholder, Mr. Xin Zhou, establishing the structure for operating our PRC advertising business, in each case governed by PRC law, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.
Under the equity pledge agreement, the Xin Zhou pledged his equity interests in Tian Zhuo to Shanghai CRIC.
According to the PRC Property Rights Law, effective as of October 1, 2007, such pledge will be effective upon registration with the relevant administration for industry and commerce. Shanghai CRIC applied for such registration, but the application was not accepted due to the lack of a clear registration procedure in Shanghai. Shanghai CRIC will continue to make efforts to register such pledge when the administration for industry and commerce implements registration procedures in accordance with the PRC Property Rights Law in the future. We cannot assure you that Shanghai CRIC can complete such registration procedure in a timely manner or at all. Before the completion of such registration procedure, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arise on the pledged equity interest or that Shanghai CRIC’s interests as pledgee will prevail over those of third parties.
If we or Tian Zhuo is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the SAIC, which regulates advertising companies, and the SARFT, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply; or

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations.
The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.
We rely on contractual arrangements with Tian Zhuo and its shareholder for a portion of our operations, which may not be as effective as direct ownership in providing operational control.
We rely on contractual arrangements with Tian Zhuo to operate our real estate advertising business. For a description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Tian Zhuo Advertising Co. Ltd.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Tian Zhuo. Under the current contractual arrangements, as a legal matter, if Tian Zhuo or its shareholder fails to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Tian Zhuo, and our ability to conduct our business may be negatively affected.
The beneficial owner of Tian Zhuo may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The beneficial owner of Tian Zhuo, Mr. Xin Zhou, is also the founder, chairman and chief executive officer of our company. Conflicts of interests between his dual roles as beneficial owner and director of both Tian Zhuo and our company may arise. We cannot assure you that when conflicts of interest arise, he will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, he may breach or cause Tian Zhuo and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Tian Zhuo and its subsidiaries, and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between Mr. Zhou and our company. We rely on him to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to the company, which requires him to act in good faith and in the best interests of the company and not to use his position for personal gain. If we cannot resolve any conflicts of interest or disputes between us and Mr. Zhou, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.
Contractual arrangements we have entered into with Tian Zhuo may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes could reduce our net income and the value of your investment.
Under PRC law, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. If any of the transactions we have entered into with Tian Zhuo are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties.
Risks Related to Doing Business in China
Adverse changes in economic and political policies of the PRC government could have a material adverse effect on overall economic growth in China, which could adversely affect our business.
We conduct substantially all of our business operations in China. As the real estate industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. For example, on January 3, 2008, the State Council issued a Notice on Promoting Economization of Land Use, which urges the full and effective use of existing construction land and the preservation of farming land. While some of these measures benefit the overall PRC economy, they may have a negative effect on the real estate industry in China.
The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times. We cannot assure you that the PRC government will be effective in creating stable economic growth in the future.

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
The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the RMB appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.
As our costs and expenses are mostly denominated in RMB, a resumption of the appreciation of the RMB against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material adverse effect on the market price of our ADSs and your investment.

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
Recent PRC regulations relating to foreign acquisitions may subject us to requisite approval by the Ministry of Commerce, or MOC, and the failure to obtain such approval could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOC, the CSRC, the SAIC, the State Administration of Foreign Exchange, or SAFE, the State Assets Supervision and Administration Commission and the State Administration for Taxation, promulgated a regulation that became effective on September 8, 2006, or the M&A Regulation. This regulation includes provisions that purport to require MOC approval for acquisition by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. In December 2008, MOC circulated a updated handbook on its guidance on the administration of foreign investment access. This handbook includes provisions that tentatively limit the acceptance by MOC of application for approval of foreign acquisitions under the M&A Regulation to those in which the offshore company is either a listed company or a company duly established overseas that conducts the acquisition with the profit generated from its own actual operation. However, the interpretation and implementation of the M&A Regulation remain unclear with no consensus currently existing regarding the scope and applicability of the MOC approval requirement on foreign acquisitions.

In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise be restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo, our variable interest entity, and its shareholder, which provide us with substantial ability to control our variable interest entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Tian Zhuo Advertising Co. Ltd.”
Our PRC counsel, Fangda Partners, has advised us, based on their understanding of the current PRC laws, rules, regulations and administrative practices under the M&A Regulation up to the date of this annual report, that because neither the M&A Regulation itself nor the PRC laws, rules, regulations and administrative practices under the M&A Regulation made public as of the date of this annual report have clearly indicated the application of the M&A Regulation in connection with the contractual arrangements between Shanghai CRIC and Tian Zhuo and its shareholder, it is not necessary for us to submit an application to MOC for its approval in connection with such contractual arrangements.
We have been advised by Fangda Partners, however, that there are still uncertainties as to how the M&A Regulation will be interpreted or implemented. If the MOC subsequently determines that MOC approval was required for such contractual arrangements, we may need to apply for a remedial approval from the MOC. There can be no assurance that we will be able to obtain such approval or waiver of such approval from MOC. Our inability to obtain such approval or waiver from MOC may have material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Further, we may be subject to certain administrative punishments or other sanctions from MOC. MOC or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have further material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
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
Shanghai CRIC qualifies as a “high and new technology enterprise,” which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2010. In addition, various local governments in China have provided discretionary preferential tax treatments to us. However, at any time, these local governments may decide to reduce or eliminate these preferential tax treatments. Furthermore, these local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes as a result. Starting from year 2007, we are required under Financial Accounting Standards Board Interpretation No. 48 to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of these preferential tax treatments and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.
Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the new EIT Law.
Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the new EIT Law and its implementation rules effective on January 1, 2008, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company will be subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding. In addition, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, would be exempt from PRC tax since such income is exempted under the new EIT Law to a PRC resident recipient. Dividends distributed to our investors by us, as a PRC resident, would be subject to the 10% PRC withholding tax. With the newly imposed 10% PRC dividend withholding tax, we will incur an incremental PRC tax cost when PRC profits are distributed to ultimate shareholders. In addition, if we become a PRC resident enterprise under the new PRC tax system and receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the new EIT Law.
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
Any man-made or natural disaster, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.
Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. On May 12, 2008, a severe earthquake measuring approximately 8.0 on the Richter scale occurred in Sichuan province of China, resulting in significant casualties and property damage and a sharp decline in real estate transactions in the affected areas. If any other disaster or extraordinary events were to occur in the future, our ability to operate our business could be seriously impaired.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine, influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. A recent outbreak of swine influenza in Mexico could spread to China and there has been one confirmed case of swine influenza in Hong Kong. Any prolonged occurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could severely disrupt our business operations and adversely affect our results of operations.
Risks Related to Our ADSs
The market price for our ADSs may be volatile.
The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;
•	conditions in the real estate industry in China;
•	changes in the economic performance or market valuations of other real estate services companies;
•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	addition or departure of key personnel;
•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;
•	potential litigation or administrative investigations;
•	sales or repurchases of our ADSs or ordinary shares; and
•	general economic or political conditions in China.
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
Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2009, we have 79,495,640 ordinary shares outstanding, over 40% of which are available for sale subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
Our corporate actions are substantially controlled by Xin Zhou, our co-founder, chairman and chief executive officer.
Xin Zhou beneficially owns approximately 31.30% of our outstanding shares, and Xin Zhou is currently and is expected to remain an affiliate within the meaning of the Securities Act. Accordingly, Mr. Zhou will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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
We are incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
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
Based on the price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2008. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year ending December 31, 2009 or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. Holders. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries. We commenced operations in 2000 through Shanghai Real Estate Consultancy and Sales (Group) Co., Limited, or E-House Shanghai, a limited liability company established in China, and its subsidiaries and affiliates and first achieved profitability in 2002. One of the initial investors of E-House Shanghai was our chairman and chief executive officer, Mr. Xin Zhou. In August 2004, we established a holding company, E-House (China) Holdings Limited, or E-House, in the Cayman Islands as an exempted company with limited liability, which currently operates under the Companies Law (2007 Revision). At the time of its incorporation, E-House was ultimately owned by a group of investors, including Mr. Zhou, who in December 2004 became owners of 100% interests in E-House Shanghai through a series of transfers. After these transfers, these investors had the same proportional ownership interests in E-House and E-House Shanghai. In April 2005, these investors sold their 100% interest in E-House Shanghai for $12.4 million to E-House Real Estate Ltd., or E-House BVI, a company organized under the laws of the British Virgin Islands and wholly owned by E-House. The purchase price was paid by E-House BVI in several installments in 2006, with funds contributed by E-House’s investors either directly or through their affiliates on their behalf. As a result, E-House Shanghai became a wholly owned subsidiary of E-House.
In April 2006, E-House issued and sold an aggregate of 22,727,272 Series A preferred shares to a group of private equity investors. Each Series A preferred share was automatically converted to 0.58 ordinary shares upon the closing of our initial public offering on August 13, 2007.
On August 9, 2007, E-House’s ADSs began trading on the New York Stock Exchange under the ticker symbol “EJ.” Including the exercise of an over-allotment option, E-House issued and sold a total of 13,167,500 ADSs, representing 13,167,500 ordinary shares, and the selling shareholders sold an additional 3,622,500 ADSs, representing 3,622,500 ordinary shares in each case at an initial offering price of $13.80 per ADS.
On February 1, 2008, we completed the second public offering, in which we issued and sold a total of 6,000,000 ADSs, representing 6,000,000 ordinary shares, and a selling shareholder sold an additional 900,000 ADSs, representing 900,000 ordinary shares, in each case at a public offering price of $17.00 per ADS.
In 2008, we entered the real estate advertising business in China. Our real estate advertising business is primarily provided through our consolidated variable interest entity in China, Tian Zhuo, and its majority owned subsidiaries. See “—B. Business Overview—Our Services” for additional information.
Our principal executive offices are located at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China. Our telephone number at this address is +8621 6133 0808. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. In addition, we have 27 branch offices in mainland China, and a branch office in each of Hong Kong and Macau. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview
Overview
We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services, real estate consulting and information services, real estate advertising services and real estate investment fund management. We were ranked as the largest real estate agency and consulting services company in China for five consecutive years from 2004 to 2008 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold, and geographic coverage.
We sold an aggregate of approximately 13.1 million square meters of primary properties with a transaction value totaling approximately RMB103.9 billion ($14.0 billion) from 2001 to 2008 for real estate development projects in 43 cities in China. We operate through an extensive network of over 3,500 real estate sales professionals. Our service offerings are enhanced by our team of experienced and dedicated real estate research staff and our proprietary real estate information database and analysis system, which we refer to as the China Real Estate Information Circle system, or CRIC system. We believe the CRIC system is the only information system that provides up-to-date, comprehensive and in-depth information covering residential and commercial real estate properties in all major regions in China. Our clients include leading domestic and international real estate developers.
We have received numerous awards and accolades for our innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies in 2006, the “Leading Brand Name in China’s Real Estate Consulting and Agency Industry” from the China Real Estate Top 10 Committee from 2006 to 2008, and “China Enterprises with the Best Potential” from Forbes in 2009.
We have experienced substantial growth since our inception in 2000. Within two years of our inception, we became a leader in the real estate services market in Shanghai. Since then, we have expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $56.0 million in 2006 to $154.5 million in 2008, representing a compound annual growth rate, or CAGR, of 66.1%. At the same time, our net income increased from $18.1 million in 2006 to $39.6 million in 2008, representing a CAGR of 47.9%. We intend to continue to grow each existing line of our business and further expand our geographic reach and service offerings to serve the evolving needs of our clients and capture growth opportunities in the real estate service industry.
Our business is affected by seasonal factors that have historically caused our operating income and earnings to be substantially lower during the first quarter than during other quarters. This results from the relatively low level of real estate transaction activity during the winter and the Chinese New Year holiday period, which falls within the first quarter each year. We derive substantially all of our revenues from our operations in China.
Our Services
We provide five principal types of services: primary real estate agency services, secondary real estate brokerage services, real estate consulting and information services, real estate advertising services and real estate investment fund management. We may continue to offer new complementary services to capture market trends and to serve the evolving needs of our clients. As of December 31, 2008, we have sales offices in 28 cities.
Primary Real Estate Agency Services
Our principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services to real estate developers of mainly residential properties. Primary real estate agency services accounted for 81.6%, 83.1% and 58.6% of our total revenues in each of 2006, 2007 and 2008, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
Total GFA of new properties sold (thousands of square meters)	1,955	3,985	4,115
Total value of new properties sold (millions of $)	2,037	3,929	4,478

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
We also generate sales by contacting targeted customers with information on selected projects. We have a nationwide “E-House Membership Club” with approximately 500,000 members as of December 31, 2008. We frequently promote new properties to members who have indicated their preferences for new properties. We also contact potential customers in our customer databases based on the customer profiles and preferences. Furthermore, we leverage our operations in the secondary real estate brokerage services market by setting up off-site sales locations at our flagship retail stores to promote new developments and provide visitors with similar presentations as the ones held in our on-site sales centers.
We have significantly expanded our primary real estate agency services by forming strategic alliances with leading real estate developers such as Evergrande, Vanke, Neo-China and Jianye. These strategic alliances provide us with a substantial increase in both GFAs immediately available for sale as well as a project pipeline for future sales. They also help us expand into new cities and regions. We plan to continue to form strategic alliances with leading real estate developers.
Secondary Real Estate Brokerage Services
We provide secondary real estate brokerage services and plan to systematically expand our listing and brokerage services. The listing and brokerage services include both sales and rentals. Secondary real estate brokerage services accounted for 6.9%, 9.8% and 7.8% of our total revenues in each of 2006, 2007 and 2008, respectively. As of December 31, 2008, we had a total of 115 stores, including 68 in Shanghai, 19 in Wuhan, 23 in Hangzhou, four in Hong Kong and one in Macau. In 2008, we facilitated 3,901 secondary real estate sales transactions totaling approximately $636.5 million in transaction value and 5,071 secondary properties rental transactions totaling approximately $3.2 million in total monthly rental value.
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
Real Estate Consulting and Information Services
We provide real estate consulting and information services tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs. Real estate consulting and information services accounted for 11.5%, 7.1% and 32.2% of our total revenues in each of 2006, 2007 and 2008, respectively.
Real Estate Consulting Services. We generally divide our consulting services into land acquisition consulting and real estate development consulting — which occur in the early stages of a real estate development project — and other consulting, which generally leverages our industry expertise and proprietary database to provide custom consulting and reports to clients, which can range from banks and investors to government and non-profit organizations. We generally offer our consulting services for a fixed, pre-negotiated fee and recognize these fees as revenue when we fulfill all of our obligations under the relevant service contract. These obligations typically involve providing our clients with the results of our studies or other deliverables as agreed in our contracts with them.
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
Our strategic cooperation with Evergrande includes the provision of real estate market research, consulting and information services to 37 of Evergrande’s real estate projects under development in 2008. Under the strategic cooperation arrangements entered into between us and Evergrande in December 2007, for each of the 37 projects for which Evergrande has engaged us for consulting and information services, our subsidiary, Shanghai CRIC, entered into a real estate project consulting and information service agreement with a project development company owned by or affiliated with Evergrande.
Other Consulting. In addition to developers and land owners and brokers, we also provide consulting services to investors interested in purchasing businesses with land or other real estate assets. We also provide consulting services to banks, real estate trade associations and governmental property and planning agencies.
Real Estate Information Services. We initially developed the proprietary CRIC system to support our primary and secondary real estate services and consulting and information services. However, in 2006, we began to commercialize the CRIC system in select cities to provide real estate information services. We market and sell, on a subscription basis, the use of our database and search and report generating functions. The subscription fee is scalable depending on the search level, the number of terminals and the number of cities covered. Subscribers of our CRIC system include a wide variety of entities. In addition to real estate developers, land brokers and other companies in the real estate industry, subscribers of our CRIC system include banks, insurance companies and other financial institutions and appraisers who require real estate market and transaction information to provide their services. Other subscribers also include those in academic and research institutes and the national and regional governmental agencies who are interested in the macro economic implications of the data, and those in the home design industry or the media industry who are interested in the demographics of a targeted area.

In addition to basic subscriptions, we also leverage the information and intelligence contained in our CRIC system and its flexible design and analytical capabilities by offering a variety of tailor-made premium subscription packages. These premium products include periodic research reports and analysis that suit the specific needs and requirements of individual clients, which may include analysis of real estate transactions for a city, a district, or individual developers and projects, or analysis of periodic trends in transaction volume and price. These premium products complement the basic paid subscription by meeting the specific demand for market intelligence.
In October 2008, we purchased a 100% interest in Guangzhou Integrated Residential Building Industry Facility Co., Ltd. (“Guangzhou Integrated”) for approximately $4.5 million. Additional cash consideration of $2.2 million is contingent upon Guangzhou Integrated achieving certain earnings targets. Guangzhou Integrated provides real estate consulting and training services as well as operates a website focused on the real estate industry.
Real Estate Advertising Services
In 2008, we began offering real estate advertising services in China through our consolidated variable interest entity, Tian Zhuo, and its subsidiaries. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Tian Zhuo Advertising Co. Ltd.” for additional information regarding Tian Zhuo.
On June 11, 2008, we acquired a 33.33% stake in Shanghai Run Dao Culture Limited Company (“Run Dao”) for RMB50 million ($7.3 million) in cash. Run Dao is an advertising agency company in Shanghai that has entered into long-term exclusive real estate advertising agency contracts with several newspapers in Shanghai. On December 8, 2008, we, Run Dao and its other shareholders mutually agreed to return our 33.33% stake to the other shareholders for RMB50 million ($7.3 million) and that we would apply the RMB50 million towards the prepayment of certain advertising spaces in several newspapers in Shanghai. We believe our entry into the real estate media and advertising market will provide an additional tool to offer integrated services to our developer clients. We also believe that our direct purchase of real estate advertising spaces in Shanghai newspapers allows us a more direct involvement in and control of the advertising spaces than through our investment in Run Dao.
In September 2008, we purchased a 60% interest in Wushi Consolidated (Beijing) Advertising Media Co. Ltd. (“Wushi”) for approximately $2.7 million. Wushi provides real estate advertising design and consulting services to developers.
In February 2008, we formed China Online Housing Technology Corporation (“China Online”) with SINA, a leading Internet portal operator in China, to build the largest online real estate portal in China. SINA spun off its real estate channel (http://www.house.sina.com.cn) and home decoration channel (http://www.jiaju.sina.com.cn) and contributed the related online advertising business to the new company, while we provided an exclusive license to our proprietary CRIC database to the new company and helped develop certain online features for China Online’s website. SINA is the majority owner of China Online. Combining the expertise and resources of two leading companies in their respective industries, the China Online represents one important step toward realizing the commercial potential of the CRIC database, and offers Internet users interested in China’s real estate market enhanced web content.
Real Estate Investment Fund Management
In January 2008, we formed a new real estate investment fund, E-House China Real Estate Investment Fund I, L.P., or the Fund, with initial commitments of $100 million. Investors of the Fund include both institutions and high net worth individuals, including Mr. Xin Zhou, our chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director. We have no investment in the Fund. We manage the Fund through our 51% owned subsidiary, E-House Real Estate Asset Management Limited, which acts as the Fund’s general partner, or the GP. The Fund pays annual management fees and carried interest on a success basis to the GP. The Fund invests in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. We believe our knowledge and expertise in the Chinese real estate industry, including our proprietary CRIC database and research capabilities, and our nationwide network offer us a unique competitive advantage in identifying attractive investment opportunities and executing successful transactions. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Certain Related Customer and Supplier, Shareholders, Directors and Affiliates—Real Estate Investment Fund Management.”

CRIC System
We believe our proprietary CRIC system contains the most comprehensive set of real estate sales data in China covering information on land, residential, office and commercial spaces, as well as real estate related advertisements. As of December 31, 2008, our CRIC system contained data on developments in 45 cities across China, consisting of data on over 21,041 tracts of land, over 31,310 housing developments, over 4,788 office buildings and over 5,221 commercial developments. In addition, our CRIC system contains data on the local businesses and services, such as schools, transportation and hospitals. We built the CRIC system using in-house capabilities and have applied for copyright protection on the core technology developed by us.
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
Research and Development
As of December 31, 2008, we had 1,626 employees who conduct research and provide training at our E-House Research and Training Institute, located on the campus of Shanghai University. The Institute is a facility associated with East China Normal University and Shanghai University. Approximately 22% of our research staff are professors, associate professors or professor-level scholars, as determined by China’s scholar ranking system. The Institute is led by Professor Yongyue Zhang, who is the vice chairman of the China Appraisal and Real Estate Services Industry Association, director of the China Real Estate Industry Association and vice chairman of the Shanghai Economists Association and is the expert-in-residence at China’s Ministry of Construction.
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
Seminars and Workshops. Our E-House Research and Training Institute frequently organizes seminars and workshops for real estate developers and other participants in the real estate industry. To date, our E-House Research and Training Institute has provided training to over 1,500 managerial personnel affiliated with our developer clients.
E-House Membership Club. We created E-House Membership Club to attract real estate buyers. As of December 31, 2008, we had approximately 500,000 club members located in 26 cities. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.

Competition
The real estate services industry in China is rapidly evolving, highly fragmented and competitive. Compared to real estate development, real estate services require a smaller commitment of capital resources. This relatively lower barrier to entry permits new competitors to enter our markets quickly and compete with us. While we face competition in each geographic market in which we operate, we believe none of our competitors offers as broad a range of services and geographic coverage as we provide in the primary real estate agency services market. In Shanghai, we remained the leading comprehensive real estate services company for five consecutive years starting in 2004 and our leading position was recognized by the prestigious “Golden Bridge” Award we received annually for the same period from the Shanghai Real Estate Services Company Association.
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
Employees and Training
Our sales staff are chosen for their education, qualifications and service oriented attitudes. Once recruited, our sales staff receive vigorous training on ethics and our standard sales protocols, sales technique, and necessary training for the specific properties to which they are assigned.
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
We had 2,137 and 4,500 employees as of December 31, 2006 and 2007, respectively. As of December 31, 2008, we had 6,397 employees, including 1,173 in our corporate offices, 1,626 research staff and 3,598 sales staff, all of whom are our employees. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.
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

We currently have the “” and “” registered trademarks in China. We have also applied for the registration of the trademarks “,” “CRIC,” “” and “E-House.” We have registered our domain names, www.ehousechina.com, www.1fang.com, www.cityrehouse.com.cn and www.yiju.org with China Internet Network Information Center. We have developed our CRIC system and own its copyright. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license such copyright, are all protected in accordance with the “Computer Software Protect Regulation.” The copyright owner has the right to license or transfer the copyright to other parties by collecting remuneration. We have applied for and obtained the Software Copyright Certificate for the CRIC system, thus our core technology CRIC system is better protected under the PRC law.
While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
Facilities
Our headquarters are located in Shanghai, China, where we lease approximately 7,966 square meters of corporate office space. As of December 31, 2008, our offices in 28 cities occupy an aggregate of 27,010 square meters of leased space. We consider our corporate office space adequate for our current and future operations.
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
Regulation of Real Estate Services Industry
The principal regulations governing the real estate service industry in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994, as amended, and the Provisions on the Administration of Urban Real Estate Intermediary Services promulgated by the Ministry of Construction, or MOC, in January 1996, as amended. We have met and are in compliance with all the material registration and license requirements for conducting our business, as summarized below.
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
Regulation of Real Estate Intermediary Service Charges
According to Real Property Intermediary Service Charges Circular, promulgated by the State Planning Commission and MOC on July 17, 1995, real estate intermediaries must expressly state their service charges, which are in the form of commissions. With respect to real estate consultation services, the PRC government issues pricing guidelines. However, specific charges are decided through negotiations between clients and the consulting service providers.

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
In Hangzhou, since February 1, 2007, commissions for real estate transactions vary depending on the transaction value but they cannot exceed 1% of the transaction value from each of the two parties in the transaction, and the parties can negotiate for an increase of no more than 25% above the 1% limit. Commissions for real estate rental services are limited to 40% of one month’s rent from each of the lessor and the lessee, and the parties can negotiate for an increase of no more than 25% above the 40% limit. These commissions are one-time payments regardless of the lease duration.
In Chongqing, commissions for real estate transactions cannot exceed 2% of the transaction price. For real estate rental services, the level of commissions is not regulated.
Due to the restrictions mentioned above, we are not allowed to charge our clients commission rates that exceed the maximum charge rate.
Regulations on the Real Estate Market
Prior to 2008, the PRC government adopted a series of administrative measures to restrain what it perceived as unsustainable growth in the real estate market. Specific administrative and credit-control measures introduced by the PRC government since 2003 include, among others, the following:
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
Starting in 2008, measures aimed at supporting the real estate market began to be implemented. On October 22, 2008, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjusting the Tax Policies on Real Estate Transactions, effective on November 1, 2008, which stipulated that:
•	In transactions where first time homebuyers purchase units with floor areas of 90 square meters or less, the deed tax rate is reduced to 1%;
•	all residential real estate transactions by individuals are exempt from stamp tax; and
•	all residential real estate transactions by individuals are exempt from land appreciation tax.
On October 22, 2008, the People’s Bank of China issued the Notice Concerning Expanding the Downward Floating Ranges of the Commercial Lending Interest Rate of the Individual Housing Loans and Supporting First Time Homebuyers, which became effective on October 27, 2008. The Notice stipulated that people who purchase their first ordinary house or improved ordinary house, the lowest commercial lending interest rate of the individual housing loans shall be 0.7 times the benchmark lending interest rate and the lowest ratio of down payment shall be 20% of the property value.
On December 20, 2008, the General Office of the State Council issued the Several Opinions on Promoting the Healthy Development of the Real Estate Market. As used therein, an ordinary housing unit is a housing unit that satisfies certain requirements regarding floor area and transaction price, while a non-ordinary housing unit does not satisfy those requirements. The measures stipulate that:

•	From January 1, 2009 to December 31, 2009,
•	sales of ordinary housing units held by individuals for at least two years are exempt from business tax;
•	sales of ordinary housing units held by individuals for less than two years are subject to business tax on the difference between the sales price and the purchase price;
•	sales of non-ordinary housing units held by individuals for at least two years are subject to business tax on the difference between the sales price and the purchase price;
•	sales of non-ordinary housing units held by individuals for less than two years are subject to business tax on the sales price; and
•
The urban real estate tax is abolished and domestic enterprises, foreign enterprises, foreign-funded enterprises and individuals shall pay real estate tax in accordance with the Interim Regulation on Real Estate Tax.

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
Regulations on Foreign Currency Exchange
Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, the RMB is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest and dividend. The conversion of RMB into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.
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
On August 1, 2008, the State Council further amended the PRC Foreign Exchange Administration Regulations, or the New Foreign Exchange Administration Regulations, which became effective on August 5, 2008. According to the New Foreign Exchange Administration Regulations, foreign exchange earnings of domestic institutions and individuals may be repatriated into the PRC as well as deposited overseas. The conditions and time limitations for repatriation into the PRC or deposit overseas shall be specified by the State Council foreign exchange management departments in accordance with the international balance payments situations and the needs of foreign exchange management. Furthermore, foreign exchange earnings under current account items may be retained or sold to financial institutions that conduct the business of settlement, sale and payment of foreign exchange.

Enterprises in China, including FIEs, that require foreign exchange for transactions relating to current account items, may, without the approval of SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks, upon presentation of valid receipts and proof. FIEs that need foreign currencies for the distribution of profits to their shareholders, and Chinese enterprises that, in accordance with regulations, are required to pay dividends to shareholders in foreign currencies, may with the approval of board resolutions on the distribution of profits, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks.
Convertibility of foreign exchange in respect of capital account items, like direct investment and capital contribution, is still subject to restrictions and prior approval from SAFE or its competent branch.
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
Our PRC subsidiaries, such as E-House Shanghai, Shanghai CRIC and Shanghai Cityrehouse Real Estate Agency Co., Ltd., are FIEs subject to the regulations discussed above.
Regulations on Employee Share Options
Under the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, issued on January 5, 2007 by the SAFE, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into RMB. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the New York Stock Exchange. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

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
Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to E-House Shanghai, Shanghai CRIC, Shanghai Cityrehouse Real Estate Agency Co., Ltd., and Shanghai YiHan Investment Management Consultants Co. Ltd.
Limitations on Foreign Ownership in the Advertising Industry
Our real estate advertising business is currently mainly provided through our contractual arrangements with our consolidated variable interest entity, Tian Zhuo, and its subsidiaries in China. Our subsidiary, Shanghai CRIC, has entered into a series of contractual arrangements with Tian Zhuo and its shareholder under which:
•	we are able to exert effective control over Tian Zhuo and its subsidiaries;
•	a substantial portion of the economic benefits of Tian Zhuo and its subsidiaries are transferred to us; and
•	we have an exclusive option to purchase all of the equity interests in Tian Zhuo to the extent permitted by PRC law.
See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Tian Zhuo Advertising Co. Ltd..”
In the opinion of Fangda Partners, our PRC legal counsel, the contractual arrangements among Shanghai CRIC and our consolidated variable interest entity establishing the structure for operating our PRC advertising business, in each case governed by PRC law, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.
We have been advised by our PRC legal counsel, however, that there are some uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating the advertising portion of our business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.”

C. Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.
(1)
Shanghai Tian Zhuo Advertising Co., Ltd. is a variable interest entity established in China in 2008 and is wholly owned by Mr. Xin Zhou, our chief executive officer. We effectively control Shanghai Tian Zhuo Advertising Co., Ltd. through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Tian Zhuo Advertising Co. Ltd.”

D. Property, Plants and Equipment
Our headquarters are located in Shanghai, China, where we lease approximately 7,966 square meters of corporate office space. As of December 31, 2008, our offices in 28 cities occupy an aggregate of 27,010 square meters of leased space.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
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

A. Operating Results
Overview
We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services, real estate consulting and information services, real estate advertising services and real estate investment fund management. For the period from 2001 to December 31, 2008, we sold an aggregate of approximately 13.1 million square meters of primary properties with a total transaction value of approximately RMB103.9 billion ($14.0 billion) for real estate development projects in 43 cities in China. We were ranked as the largest real estate agency and consulting services company in China for five consecutive years from 2004 to 2008 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold and geographic coverage.
We have experienced substantial growth in recent years while maintaining profitability. We became a leader in the real estate services market in Shanghai within two years of our inception and have since expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $56.0 million in 2006 to $154.5 million in 2008, representing a CAGR of 66.1%. At the same time, our net income increased from $18.1 million in 2006 to $39.6 million in 2008, representing a CAGR of 47.9%.
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
Revenues. We currently derive our revenues from five service lines: primary real estate agency services, secondary real estate brokerage services, real estate consulting and information services, real estate advertising services and real estate investment fund management. Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by our business lines, both as an amount and as a percentage of total revenues for the periods indicated.

	For The Year Ended December 31,
	2006		2007		2008
	$	%	$	%	$	%
Revenues:
Primary real estate agency services	45,708	81.6	100,541	83.1	90,492	58.6

Secondary real estate brokerage services	3,846	6.9	11,888	9.8	12,058	7.8
Real estate consulting and information services	6,445	11.5	8,587	7.1	49,816	32.2
Others	—	—	—	—	2,121	1.4
Total revenues	55,999	100.0	121,016	100.0	154,487	100.0
Primary Real Estate Agency Services. Revenues from our primary real estate agency services have constituted, and are expected in the foreseeable future to constitute, a significant portion of our total revenues. Our primary real estate agency services mainly consist of marketing and sale of new properties for developer clients. We earn sales commissions based on terms negotiated with our developer clients, which vary from project to project. Each of our agency contracts specifies commission rates that are expressed as percentages of transaction value. We define the transaction value of any project as the aggregate of the sales proceeds of all property units we have sold for the project. For certain projects, we are able to negotiate additional commissions payable upon our achieving specified sales targets in terms of GFA or average selling price of properties sold. The majority of our agency contracts stipulate that our developer clients are responsible for the cost of promotion and advertising, either by paying the costs directly or reimbursing us for promotion and advertising costs we incur. The other form of agency contracts provide for higher commission rates for us, in exchange for which we are required to bear all promotion and advertising costs.

We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients at the end of a sales period based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows. As of December 31, 2008, our billed and unbilled accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $120 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.
We have in the past entered into, and expect to continue to enter into, contracts from time to time with developers requiring us to pay deposits, which has from time to time resulted in our operating with negative cash flows or, if we fail to recover such deposits, could have a material adverse effect on our liquidity, financial condition and results of operations.
Revenues from our primary real estate agency services are significantly affected by the following operating measures that are widely used in the primary real estate agency services industry and appear throughout this annual report:
•	total GFA of the properties we sell;
•	total transaction value of the properties we sell; and
•	commission rates.
In recent years, much of our revenue growth has been driven by increased GFA and transaction value of the properties we sold. The total GFA of the properties whose sale we facilitate is largely affected by real estate market conditions in China in general, and local market conditions in particular, our ability to market and sell our services to real estate developers, our developer clients’ development and sales schedule and our ability to market and sell these properties. The total transaction value of the properties we sell is the aggregate sales proceeds of all the properties we have sold and, therefore, is affected by the total GFA and the average selling price of properties we sell. Our commission rates are based on individually negotiated contracts with our developer clients, which are typically affected by our ability to market and sell our services to developers, competitive pressure and developers’ perception of the level of difficulty of selling the properties. As our sales commissions are determined based on the transaction value of the properties we sell and our commission rates, any increase or decrease of the transaction value or our average commission rates may affect our revenues from primary real estate agency services.
Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services accounted for an insignificant portion of our total revenues until 2006, when we expanded our business into secondary real estate brokerage services. Under applicable PRC law, we are permitted to represent both the seller and the purchaser and are entitled to receive up to 1% of the transaction value as sales commission from each side in a secondary real estate sales transaction. In major cities, we typically represent both the seller and the purchaser in accordance with customary practice. For rental units, we are permitted under applicable PRC law to charge a one-time commission ranging from 50% to 100% of the contracted monthly rent for facilitating the rental transactions. In Shanghai, the maximum commission rate is 70% of the contracted monthly rent for facilitating rental transactions. For our secondary real estate brokerage services in Hong Kong and Macau, we normally charge a one-time commission based on negotiations. We recognize our commissions as revenue when the sales or rental contract is executed by all the parties to the contract, at which point we have fulfilled our obligations in connection with the sales or rental transaction.
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

Real Estate Consulting and Information Services. Revenues from our real estate consulting and information services historically accounted for a small portion of our total revenues, but has grown substantially since 2008, after we entered into strategic partnerships with major developers such as Evergrande. With the buildup of our industry expertise and growth of our brand since 2005, we have been engaged by a growing number of clients for consulting projects related to land acquisition, strategic alliance, product development and marketing strategy. As we expand into new geographic regions and strengthen our position as the leading service provider in the real estate industry, we expect to continue to expand our consulting services.
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
We began to sell online subscriptions to our proprietary CRIC system in the second half of 2006. These subscriptions allow subscribers to search information in our CRIC system and generate analytical reports. Subscription fees vary depending on the search level, number of terminals, number or cities covered and level of access. We receive subscription fees on an annual basis starting at the beginning of the subscription period and recognize revenues ratably over the subscription period. In addition to basic subscriptions, we also leverage the information and intelligence contained in our CRIC system and its flexible design and analytical capabilities by offering a variety of tailor-made premium subscription packages. These premium products include periodic research reports and analysis that suit the specific needs and requirements of individual clients, which may include analysis of real estate transactions for a city, a district, or individual developers and projects, or analysis of periodic trends in transaction volume and price. These premium products complement the basic paid subscription by meeting the specific demand for market intelligence. We intend to generate more consulting projects as well as increase subscriptions to our CRIC system in order to further increase revenues from our real estate consulting and information services.
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
We generate other revenues from real estate fund management fees, performance fees and allocations, advertising design and consulting for real estate projects. Revenues from real estate fund management are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. Performance fees and allocations represent the preferential allocations of profits (“carried interest”) that are a component of the our general partnership interests in the real estate funds. We are entitled to an additional return from the investment fund in the event investors in the fund achieve cumulative investment returns in excess of a specified amount. We record the additional return from these carried interests as revenue at the end of the contract year. We recognize the revenue derived from advertising design and consulting for real estate projects ratably over the specified contract period ranging from three to twelve months.
Cost of Revenues. Our cost of revenues consists of costs directly attributable to our primary real estate agency services and costs associated with the expansion of our real estate consulting and information services. The direct costs attributable to our primary real estate agency include salaries and commissions of sales and support staff and costs of rental, utility and consumable products for our on-site sales offices. For those projects where we are contractually responsible for project marketing and advertising costs, we include those costs in cost of revenues. The costs associated with the expansion of our real estate consulting and information services primarily include the costs of developing, maintaining and updating the CRIC database system.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our corporate office employees, expenses incurred in promoting our brand and services, costs of third-party professional services, costs related to industry research and the development of our CRIC system, rental payments relating to office and administrative functions and depreciation and amortization of property and equipment used in our corporate offices. Since 2006, our selling, general and administrative expenses have also included overhead expenses for our secondary real estate brokerage operations, which include compensation for our sales and administrative staff, rental costs for brokerage storefronts and administrative offices, marketing promotion and other administrative expenses.
Share-based Compensation Expenses. Our selling, general and administrative expenses also include share-based compensation expenses. We have adopted share incentive plans and have granted options under the plans. We have adopted Statement of Financial Accounting Standard, or SFAS, No. 123 (revised 2004), “Share-Based Payment” or SFAS No. 123(R), under which share-based compensation expenses will be recognized, generally over the vesting period of the award based on the fair value of the award on the grant date.
As of March 31, 2009, we had granted the following options and restricted shares to our officers, employees and directors.

	Number of Ordinary Shares
Grant Date	Underlying Options Granted		Exercise Price
November 28, 2006	436,364	(1)	$3.30
March 9, 2007	300,000		$5.50
July 17, 2007	640,833	(2)	$5.37	(2)
July 23, 2007	66,666	(2)	$5.37	(2)
January 7, 2008	427,000	(2)	$5.37	(2)
January 10, 2008	21,500		$5.37	(2)
April 15, 2008	708,500	(2)	$5.37	(2)
June 12, 2008	10,000		$5.37	(2)
August 3, 2008	100,000		$5.37	(2)

(1)	These options were subsequently surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

(2)	On November 7, 2008, our board of directors authorized the adjustment of the exercise price of some previously granted options to $5.37 per ordinary share and authorized the amendment and restatement of options granted pursuant to our share option plan. Modifications subsequently made to selected granted options pursuant to this authorization did not affect the manner in which we recognize share-based compensation expense.
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

The fair value of our ordinary shares was determined to be $3.30 per share as of November 28, 2006, which was the price in a share sales transaction between an existing shareholder of our company and a group of third parties unrelated to us, which transaction took place one day after we granted the option.

The income approach was used to assess the fair value of our ordinary shares as of March 9 and July 23, 2007. The income approach resulted in a fair value of $5.50 and $10.67 per share, respectively. The March 9, 2007 valuation was the same as the price in a share sales transaction between an existing shareholder of our company and a group of third parties unrelated to us, which transaction took place three days before we granted the options.

The income approach involved applying appropriate discount rates to estimated cash flows that were based on our earnings forecasts. The major assumptions used by the independent appraiser in deriving the fair value of our ordinary shares were consistent with our business plan and major milestones that we achieved. Other major assumptions used in determining the fair value of our ordinary share as of March 9 and July 23, 2007 included the following:

•
Weighted average costs of capital, or WACC, of 13.2% and 14.3%, respectively, was used. This was the combined result of the changes in risk-free rate and industry average beta and the decrease in our company-specific risks; and

•	Discount for Lack of Marketability, or DLOM, of 6% was used for both valuations. This took into consideration our proposed offering in several months.

The independent appraiser also used other general assumptions, including the following: no material changes in the existing political, legal, fiscal and economic conditions and real estate industry in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

We have also granted options pursuant to a share incentive plan adopted by CRIC Holdings Limited, our wholly-owned subsidiary. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—CRIC Share Incentive Plan.”
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
Our subsidiaries in China are subject to business tax and related surcharges by various local tax authorities at rates ranging from 5.0% to 5.8% on revenues generated from providing services. In addition, our subsidiaries in China were generally subject to the standard enterprise income tax rate, which was 33% prior to December 31, 2007. However, some of our subsidiaries are subject to lower enterprise income tax rates due to preferential tax treatments granted by local tax authorities. For example, our wholly owned subsidiary, E-House Shanghai, enjoyed a 5% tax assessed on total revenues for the year 2004 when its place of registration was in the Songjiang District of Shanghai. When it changed its place of registration to the Pudong New District of Shanghai in 2005, it became subject to a 15% enterprise income tax assessed on income before tax, which was the prevailing income tax rate for that jurisdiction.
The new EIT Law, effective since January 1, 2008 applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. On December 26, 2007, the State Council issued Circular 39. Based on Circular 39, certain specifically listed categories of enterprises that enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. E-House Shanghai is subject to the graduated transition.
Shanghai CRIC qualifies as a “high and new technology enterprise,” which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2010.
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
Revenue Recognition
We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, sales price is fixed or determinable and collectibility is reasonably assured. Revenues are recorded net of sales related taxes.
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
We generate other revenues from real estate fund management fees, performance fees and allocations, advertising design and consulting for real estate projects. Revenues from real estate fund management are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. Performance fees and allocations represent the preferential allocations of profits (“carried interest”) that are a component of the our general partnership interests in the real estate funds. We are entitled to an additional return from the investment fund in the event investors in the fund achieve cumulative investment returns in excess of a specified amount. We record the additional return from these carried interests as revenue at the end of the contract year. We recognize the revenue derived from advertising design and consulting for real estate projects ratably over the specified contract period ranging from three to twelve months.
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
Share-based Compensation
SFAS No. 123R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation cost in 2006, 2007, and 2008 was $16,806, $952,889, and $4.6 million, respectively. We did not issue any share-based awards prior to 2006.
Determining the value of our share based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. For example, as of December 31, 2008, there was approximately $10,943,400 and $184,861 of total unrecognized compensation cost related to unvested share options and unvested restricted shares, respectively, which were expected to be recognized over a weighted-average period of 2.5 years and 0.92 years, respectively.
Goodwill Valuation
We test goodwill for possible impairment on an annual basis as of December 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We allocate our goodwill to the following reporting units: 1) primary real estate agency services unit; 2) secondary real estate brokerage services unit; 3) real estate consulting and information services unit and 4) Wushi Consolidated (Beijing) Advertising Media Co., Ltd.
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

The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and a terminal multiple. If any of these assumptions changes, the estimated fair value of our reporting units will change, which could affect the amount of goodwill impairment charges, if any. For example, if the discount rate we use increases by 1%, the fair value of our primary real estate agency services segment would decrease by approximately $2.5 million, but would not have an impact on the carrying value of goodwill.
We may incur goodwill impairment charges in the future although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
Income Taxes
We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future taxes payable in our significant tax jurisdictions. The largest components of our deferred tax assets are accrued salary expenses deductible when payment is made and operating loss carryforwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we establish a valuation allowance to offset the deferred tax assets. As of December 31, 2008, we recognized a valuation allowance against deferred tax assets of $3.2 million. If we subsequently determine that all or a portion of the carryforwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

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

	For the Year Ended December 31,
	2006	2007	2008
	(in thousands of $)
Consolidated Statement of Operations Data:
Revenues	55,999	121,016	154,487
Cost of revenues	(10,244)	(23,510)	(31,856)
Selling, general and administrative expenses	(21,322)	(45,546)	(77,197)
Income from operations	24,433	51,960	45,434
Other income (expense):
Interest expense	(594)	(622)	(2,420)
Interest income	206	2,490	3,063
Other income	168	199	1,970
Income before taxes, equity in affiliates and minority interest	24,213	54,027	48,047
Income tax expenses	(5,751)	(10,277)	(8,713)
Income from investment in affiliates	—	—	154
Minority interests, net of tax	(355)	(2,024)	88
Net income	18,107	41,726	39,576
Segment Information
We have five operating segments beginning from the year ended December 31, 2008: 1) primary real estate agency services; 2) secondary real estate brokerage services; 3) real estate consulting and information services; 4) real estate fund management services and 5) real estate advertising services. Our real estate fund management service and real estate advertising services segments have been classified under “other” in our segment information. Primary real estate agency services, secondary real estate brokerage services, real estate consulting and information services, and other accounted for 58.6%, 7.8%, 32.2% and 1.4%, respectively, of our total revenues in 2008. Evergrande was our largest customer in 2008 accounting for over 10% of our total revenues for the year. Our real estate consulting and information service line grew substantially in 2008 and had its revenue, costs and expenses reviewed separately by our senior management and therefore is reported as a separate segment. Our real estate fund management service segment was formed in 2008 with our management of the Fund, which was formed in January 2008. Our real estate advertising services segment was formed in 2008 due to our acquisition of businesses in 2008.

		Secondary
		real estate	Real estate
	Primary real	brokerage	consulting
	estate agency	service	and information
2008	service segment	segment	service segment	Others	Non-allocated	Total
	$	$	$	$	$	$
Revenues from external customers	90,492,009	12,058,598	49,815,916	2,120,932	—	154,487,455
Cost of revenues	(27,179,848)	(1,725,941)	(2,855,398)	(94,661)	—	(31,855,848)
Selling, general and administrative expenses	(33,624,754)	(20,209,062)	(14,446,451)	(2,109,633)	(6,807,731)	(77,197,631)

Income/(loss) from operations	29,687,407	(9,876,405)	32,514,067	(83,362)	(6,807,731)	45,433,976
Interest expense	—	—	—	—	(2,420,468)	(2,420,468)
Interest income	551,545	30,475	416,769	8,152	2,055,572	3,062,513
Other income	1,209,253	22,483	(1,110,367)	—	1,849,112	1,970,481
Income before taxes, equity in an associate and minority interest	31,448,205	(9,823,447)	31,820,469	(75,210)	(5,323,515)	48,046,502
Income tax expense	(4,825,590)	52,535	(4,245,774)	306,271	—	(8,712,558)

Income before equity in an associate and minority interest	26,622,615	(9,770,912)	27,574,695	231,061	(5,323,515)	39,333,944
Income from investment in affiliated company	—	—	153,700	—	—	153,700

Net income/(loss) after taxes before minority interest	26,622,615	(9,770,912)	27,728,395	231,061	(5,323,515)	39,487,644

In 2006 and 2007, we had two operating segments, primary real estate agency and real estate consulting and information services segment and secondary real estate brokerage services segment, primarily because senior management did not view the results of our real estate consulting and information services business separately when assessing our performance at that time. We have reclassified our segment information for 2006 and 2007 to be consistent with our segment information for 2008. The secondary real estate brokerage services segment comprised of acquired businesses in 2006.

		Secondary
		real estate	Real estate
	Primary real	brokerage	consulting
	estate agency	service	and information
2007	service segment	segment	service segment	Non-allocated	Total
	$	$	$	$	$
Revenues from external customers	100,541,226	11,888,443	8,586,931	—	121,016,600
Cost of revenues	(22,859,701)	—	(650,364)	—	(23,510,065)
Selling, general and administrative expenses	(23,777,560)	(14,997,248)	(4,402,954)	(2,368,038)	(45,545,800)

Income/(loss) from operations	53,903,965	(3,108,805)	3,533,613	(2,368,038)	51,960,735
Interest expense	—	—	—	(621,903)	(621,903)
Interest income	884,139	36,274	2,797	1,566,458	2,489,668
Other income	753,476	96,372	(503,849)	(148,107)	197,892

Income before taxes and minority interest	55,541,580	(2,976,159)	3,032,561	(1,571,590)	54,026,392
Income tax expense	(10,312,711)	(4,506)	40,177	—	(10,277,040)

Net income/(loss) after taxes before minority interest	45,228,869	(2,980,665)	3,072,738	(1,571,590)	43,749,352

		Secondary
		real estate	Real estate
	Primary real	brokerage	consulting
	estate agency	service	and information
2006	service segment	segment	service segment	Non-allocated	Total
	$	$	$	$	$
Revenues from external customers	45,708,032	3,845,296	6,445,196	—	55,998,524
Cost of revenues	(10,062,254)	—	(181,714)	—	(10,243,968)
Selling, general and administrative income/(expenses)	(13,397,110)	(5,285,358)	(703,026)	(1,936,232)	(21,321,726)

Income/(Loss) from operations	22,248,668	(1,440,062)	5,560,456	(1,936,232)	24,432,830
Interest expense	—	—	—	(594,488)	(594,488)
Interest income	188,888	6,115	11,375	—	206,378

Income/(Loss) before taxes and minority interest	22,605,571	(1,433,947)	5,571,831	(2,530,720)	24,212,735
Income tax expense	(5,751,102)	—	—	—	(5,751,102)

Net income/(loss) after taxes before minority interest	16,854,469	(1,433,947)	5,571,831	(2,530,720)	18,461,633

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Revenues. Our total revenues increased by 27.7% from $121.0 million in 2007 to $154.5 million in 2008 primarily due to the reasons discussed below.
•
Primary Real Estate Agency Services. Revenues from our primary real estate agency services decreased by 10.0% from $100.5 million in 2007 to $90.5 million in 2008. This decrease was primarily due to a lower average commission rate of 2.0% in 2008, compared to 2.6% in 2007. This was partially offset by increases in both the GFA and total transaction value of new properties sold. The GFA of properties we sold increased from approximately 4.0 million square meters in 2007 to approximately 4.1 million square meters in 2008 and the total transaction value of the properties we sold increased from $3.9 billion in 2007 to $4.5 billion in 2007.

•
Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services increased by 1.4% from $11.9 million in 2007 to $12.1 million in 2008. Revenue growth was negatively affected by reduced secondary real estate transaction volume in 2008 as a result of slower growth in China’s economy and deterioration of the demand for real estate purchases. As of December 31, 2008, we had a total of 115 secondary real estate brokerage stores in five cities in China, compared to 160 stores as of December 31, 2007, as a result of our decision to reduce the number of stores in response to deteriorating market conditions and in an effort to decrease operating expenses.

•
Real Estate Consulting and Information Services. Revenues from our real estate consulting and information services increased by 480.1% from $8.6 million in 2007 to $49.8 million in 2008. This growth was primarily due to substantial consulting revenues derived from strategic arrangements we entered into with major developers covering multiple cities and projects and an increase in the number and size of consulting projects completed for other developers. The increase also resulted from the completion of a number of consulting projects associated with land transfer in 2008.

Cost of Revenues. Our cost of revenues increased by 35.5% from $23.5 million in 2007 to $31.9 million in 2008 primarily due to increased salaries paid to our sales staff and higher operating costs incurred at sales offices as a result of increases in both the number of salespeople on our payroll and the number of primary real estate projects for which we acted as the sales agent. This was partially offset by lower commissions paid to our salespeople and lower project-related advertising and promotion expenses that we were contractually obligated to pay for several primary real estate projects. The increase in cost of revenues was also attributable to higher costs associated with developing, maintaining and updating the CRIC database system as a result of the expansion of our real estate consulting and information services.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 69.5% from $45.5 million in 2007 to $77.2 million in 2008 primarily due to an increase in staff salaries, consulting expenses, rental and travel expenses as a result of hiring additional managerial employees and the expansion of consulting and information services. This was partially offset by a decrease in management bonuses, which were tied to our financial performance. The increase was also due to higher share-based compensation expenses as a result of share options granted in 2008.
•
Primary Real Estate Agency Segment. Selling, general and administrative expenses for our primary real estate agency segment increased by 41.4% from $23.8 million in 2007 to $33.6 million in 2008 primarily due to an increase in staff salaries for our management employees by $2.7 million as a result of hiring additional staff and increases in salaries, and an increase in marketing, consulting, rental and travel expenses by $5.8 million as a result of hiring new employees and expanding our operations.

•
Secondary Real Estate Brokerage Service Segment. Selling, general and administrative expenses for our secondary real estate brokerage service segment increased by 34.8% from $15.0 million in 2007 to $20.2 million in 2008 primarily due to an increase in staff salaries by $3.2 million as a result of a larger number of staff, and an increase in rental and administrative expenses for our brokerage storefronts by $3.7 million as a result of operating a higher average number of stores in 2008 than in 2007.

•
Real Estate Consulting and Information Service Segment. Selling , general and administrative expense for our real estate consulting and information service segment increased by 228.1% from $4.4 million in 2007 to $14.4 million in 2008 primarily due to an increase in staff salaries for our management employees by $5.5 million as a result of hiring additional staff and increases in salaries, and an increase in marketing, consulting, rental, travel and other administrative expenses by $5.4 million as a result of hiring new employees and expanding our operations.

Income Tax Expenses. Our income tax expenses decreased by 15.2% from $10.3 million in 2007 to $8.7 million in 2008, primarily because of a decrease in taxable income and lower tax rate applicable to Shanghai CRIC due to its qualification as a “high and new technology enterprise,” partially offset by a higher tax rate applicable to E-House Shanghai.
Minority Interest. Minority interest represents minority shareholders’ share of the net income or loss of our subsidiaries which are not wholly owned by us. Minority interest share of our net income changed from $2.0 million in 2007 to minority interest share of our net loss of approximately $88,000 in 2008, primarily because our non-wholly owned subsidiaries suffered losses in 2008.
Net Income. As a result of the foregoing, our net income decreased by 5.2% to $39.6 million in 2008, from net income of $41.7 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Revenues. Our total revenues increased by 116.1% from $56.0 million in 2006 to $121.0 million in 2007 primarily due to the reasons discussed below.
•
Primary Real Estate Agency Services. Revenues from our primary real estate agency services increased by 120.0% from $45.7 million in 2006 to $100.5 million in 2007. This increase was primarily due to the further expansion of primary real estate agency operations, which resulted in a significant increase in the GFA and total transaction value of new properties sold. The GFA of properties we sold increased from approximately 2.0 million square meters in 2006 to approximately 4.0 million square meters in 2007 and the total transaction value of the properties we sold increased from $2.0 billion in 2006 to $3.9 billion in 2007. The average commission rate was 2.6% in 2007, compared to 2.2% in 2006, mainly due to higher commission revenues earned upon exceeding sales targets for a number of projects.

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
Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 113.6% from $21.3 million in 2006 to $45.5 million in 2007 primarily due to the following reasons:
•
Primary Real Estate Agency Segment. Selling, general and administrative expenses for our primary real estate agency segment increased from $13.4 million in 2006 to $23.8 million in 2007 primarily due to an increase in staff costs for our management employees by $4.6 million as a result of hiring additional staff, and an increase in marketing, consulting, rental, travel, and other administrative expenses by $5.8 million as a result of expanding our operations and hiring new employees.

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

•
Real Estate Consulting and Information Service Segment. Selling, general and administrative expenses for our real estate consulting and information service segment changed from an income of $0.7 million in 2006 to an expense of $4.4 million in 2007 primarily due to an increase in staff costs for our management employees by $2.6 million as a result of hiring additional staff, and an increase in marketing, consulting, rental, travel, and other administrative expenses by $1.1 million as a result of expanding our operations and hiring new employees.

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

B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from our operating activities, capital contributions, sale of preferred shares through private placement, our initial public offering in August 2007 and subsequent follow-on offering in January 2008, and borrowings from third-party lenders. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
	(in thousands of $)
Net cash (used in) provided by operating activities	(2,590)	(81,273)	77,973
Net cash (used in) provided by investing activities	(12,624)	(5,500)	(26,521)
Net cash provided by (used in) financing activities	26,413	162,108	70,103
Net increase (decrease) in cash and cash equivalents	11,594	76,842	124,515
Cash and cash equivalents at beginning of the period	12,712	24,306	101,148
Cash and cash equivalents at end of the period	24,306	101,148	225,663
Operating Activities
We have financed our business primarily through cash generated from our operations, sale of preferred shares through private placement, our initial public offering in August 2007 and subsequent follow-on offering in January 2008, as well as borrowings from third-party lenders. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances. We typically settle the payment of our commissions with our developer clients at the end of a sales period, which typically lasts several months, therefore our working capital levels are affected by the time lag between the time we actually make sales, bill our clients and collect the commissions owed to us. This is reflected in our accounts receivable and has from time to time resulted in negative operating cash flows. Under some of the sales agency agreements we enter into, we are required to pay deposits to the developer customer prior to the commencement of sales. The payment of such deposits affects our cash position and liquidity. We expect to continue, from time to time to enter into contracts with developers requiring us to pay deposits, which could have a material effect our liquidity position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our results of operations and cash flows may fluctuate due to seasonal variations in the real estate market, the non-recurring nature of our primary real estate agency services, billing cycles, unpredictable development cycles and advance cash deposits.”
Net cash provided by operating activities was $78.0 million in 2008, mainly due to net income of $39.6 million, a decrease in customer deposits by approximately $56.4 million and an increase in deposits payable by approximately $39.2 million, partially offset by an increase in accounts receivable by approximately $57.2 million.
Net cash used in operating activities amounted to $81.3 million in 2007, primarily due to an increase in payments of customer deposits by approximately $120 million compared to 2006 as part of our drive to build up our project pipeline.
Net cash used in operating activities amounted to $2.6 million in 2006, primarily due to an increase in accounts receivables by $26.2 million as a result of substantial sales consummated in the last quarter of 2006, but for which we had not billed our customers or collected cash payments by year end, and an increase in customer deposits by $3.6 million, partly offset by net income of $18.1 million and an increase in income and other tax payable by $4.9 million.
Investing Activities
Our investing activities primarily relate to our acquisition activities, purchases and disposals of property and equipment, and purchases and disposals of investments.
Net cash used in investing activities was $26.5 million in 2008, primarily due to a $2.5 million payment to purchase a 34% equity interest in China Online, a $4.5 million payment to purchase a 100% equity interest in Guangzhou Integrated and payment of $20.8 million for purchases of property and equipment. Of this $20.8 million, $7.8 million was paid toward a property that we intend to use as an office building and another $7.8 million was paid as advance payment for residential and office properties to be held for sale.

Net cash used in investing activities was $5.5 million in 2007, primarily due to our payment of $4.3 million for purchases of property and equipment and $1.3 million for the acquisition of the remaining minority interest in one of our subsidiaries in primary real estate services.
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
Financing Activities
Our financing activities primarily consist of capital contributions, issuance and sale of our preferred shares to investors, the initial public offering in August 2007, the follow-on offering in January 2008, share repurchases, borrowings from commercial banks and dividends paid to ordinary shareholders.
Net cash provided by financing activities was $70.1 million in 2008, primarily due to the $97.5 million in net proceeds from our follow-on offering and $42.5 million in proceeds from a bank loan. These cash inflows were partially offset by our repayment of $27.4 million in bank loans, payment of $22.7 million into a dollar denominated deposit account used as collateral for the $42.5 million RMB dominated loan and the repurchase of 2,848,278 of our ordinary shares in the open market for $19.2 million.
Net cash provided by financing activities amounted to $162.1 million in 2007 primarily due to the net proceeds from our initial public offering.
Net cash provided by financing activities was $26.4 million in 2006, primarily due to the $24.8 million in proceeds from our issuance of our preferred shares and the $12.4 million in contributions received from shareholders and their affiliates on their behalf. As discussed in “Investing Activities” above, the $12.4 million in shareholder contributions were utilized to acquire 100% of the shareholders’ equity interests in our PRC subsidiaries in conjunction with our reorganization. See also “Item 4. Information on the Company—C. Organizational Structure” for details of our reorganization. These cash inflows were offset by repayment of amounts due to related parties totaling $6.2 million and dividends paid to our ordinary shareholders in the amount of $4.2 million.
At December 31, 2008, we had $21.9 million in short-term borrowings, offset by $249.6 million in cash and restricted cash, resulting in a liquid assets balance of $225.7 million, compared with $101.1 million at the end of 2007. We hold our cash and cash equivalents in interest-bearing dollar and RMB denominated accounts at registered banks and AAA rated money market funds. The following table summarizes our borrowings as of December 31, 2008:

Type	Amount	Interest Rate	Maturity Date
Bank loan	RMB100,000,000 ($14,657,000)	7.2270% fixed rate	September 17, 2009
Bank loan	RMB50,000,000 ($7,329,000)	6.1380% fixed rate	March 30, 2009
Our weighted average effective interest rate was 7.5754%, 6.3240% and 6.0045% for the years ended December 31, 2008, 2007 and 2006, respectively. We believe that we will continue to be able to obtain loans on terms and in amounts that will be satisfactory to us.
We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. These regulations have not had a material adverse impact on our ability to meet our cash obligations and we do not expect them to have a material adverse impact in the future.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. These controls have not had a material adverse impact on our ability to meet our cash obligations and we do not expect them to have a material adverse impact in the future.
C. Research and Development, Patents and Licenses, etc.
Research and Development
As of December 31, 2008, we had 1,626 employees who conduct research and provide training at our E-House Research and Training Institute, located on the campus of Shanghai University. The Institute is a facility associated with East China Normal University and Shanghai University. Approximately 22% of our research staff are professors, associate professors or professor-level scholars, as determined by China’s scholar ranking system. The Institute is led by Professor Yongyue Zhang, who is the vice chairman of the China Appraisal and Real Estate Services Industry Association, director of the China Real Estate Industry Association and vice chairman of the Shanghai Economists Association and is the expert-in-residence at China’s Ministry of Construction.
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
We currently have the “”and “”registered trademarks in China. We have also applied for the registration of the trademarks “,” “CRIC,” “” and “E-House.” We have registered our domain names, www.ehousechina.com, www.1fang.com, www.cityrehouse.com.cn and www.yiju.org with China Internet Network Information Center. We have developed our CRIC system and own its copyright. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license such copyright, are all protected in accordance with the “Computer Software Protect Regulation.” The copyright owner has the right to license or transfer the copyright to other parties by collecting remuneration. We have applied for and obtained the Software Copyright Certificate for the CRIC system, thus our core technology CRIC system is better protected under the PRC law.
While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-3 year	3-5 year	5 years
	(in thousands of $)
Short-term debt obligations (including interest payment)	21,947	21,947	—	—	—
Operating lease obligations	19,041	9,491	8,333	1,213	4

Total	40,988	31,438	8,333	1,213	4
As of December 31, 2008, our short-term debt obligations represented loans due to commercial banks totaling $21.9 million with an average weighted interest rate at 7.7187% per annum. Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services.
G. Safe Harbor
This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item.3 Key Information—D. Risk Factors,” “Item.4 Information on the Company,” and “Item.5 Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China or the business plans for strategic alliances and other new business initiatives, our failure to manage growth, our loss of competitive advantage due to the failure to maintain and improve our proprietary CRIC system and/or other reasons, our reliance on a concentrated number of real estate developers, and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	41	Chairman, Chief Executive Officer
Neil Nanpeng Shen	41	Director
Charles Chao	43	Director
Bing Xiang	46	Independent Director
Hongchao Zhu	49	Independent Director
May Wu	41	Independent Director
Jeffrey Zhijie Zeng	40	Independent Director
Yunchang Gu	65	Independent Director
Canhao Huang	51	Executive Director and Head of Operations Management
Li-Lan Cheng	44	Chief Financial Officer
Yongyue Zhang	54	Head of E-House Research Institute
Jianjun Zang	41	Co-head of Primary Agency Service
Xudong Zhu	41	Co-head of Primary Agency Service
Zuyu Ding	35	Head of Consulting and Information Service
Ber Jen Ko	45	Head of Secondary Brokerage Service
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
Mr. Charles Chao has served as our director since August 2007. Since May 2006, Mr. Chao has served as the chief executive officer of SINA Corporation (NASDAQ — SINA), or SINA, China’s leading online media company. Prior to that, Mr. Chao was SINA’s president and chief financial officer, and had also served as SINA’s co-chief operating officer in charge of website operation, marketing and online advertisement sales. Prior to joining SINA, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP in Silicon Valley, California. Mr. Chao is a director of Focus Media Holding Limited and an independent director of NetDragon Websoft Inc. (HKSE — 8288.HK). Mr. Chao received his master’s degree in professional accounting from University of Texas at Austin. He also holds a master’s degree in journalism from University of Oklahoma and a bachelor’s degree in journalism from Fudan University in China. Mr. Chao is a certified public accountant and a member of the American Institute of Certified Public Accountants.
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
Mr. Jeffrey Zhijie Zeng has served as our independent director since August 2008. Mr. Zeng is a founding managing partner of Kaixin Investment, a venture capital fund founded in March 2008 by China Development Bank and CITIC. Prior to that, he served as managing director of Walden International since 2001. Mr. Zeng is an independent director of China Greatwall Computer Shenzhen Co., Ltd., UFIDA, Shanghai AJ Corporation and Chinasoft International Ltd. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng holds a bachelor’s degree in economics from the University of Nagasaki, Japan and a master’s degree in management from Stanford University.
Mr. Yunchang Gu has served as our independent director since August 2008. Mr. Gu is currently vice president of the China Real Estate and Housing Research Association. He served as vice president and secretary general of the China Real Estate Association from 1998 to 2006. From 1988 to 1998, he was deputy director of the Center of Policy Research of the Ministry of Construction. Mr. Gu received his bachelor’s degree in urban planning from Shanghai Tongji University.
Mr. Canhao Huang has served as our director since April 2006 and as the head of operations since September 2007. He served as a vice president from 2000 to September 2007. Prior to that, Mr. Huang was a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000.
Mr. Li-Lan Cheng has served as our chief financial officer since November 2006. Prior to joining us, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet company in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).
Mr. Yongyue Zhang has served as the president of Shanghai E-House Real Estate R&D Institute since September 2005. From 2002 to 2004, Mr. Zhang served as our vice chairman and the vice chairman of Shanghai Jinfeng Investment Co., Ltd., a company listed on the Shanghai Stock Exchange. From 2000 to 2002, Mr. Zhang was the general manager of Shanghai Jinfeng Investment Co., Ltd. From 1986 to 2000, Mr. Zhang was a professor in Shanghai East China Normal University. Mr. Zhang is a renowned economist specializing in the real estate industry. He also holds the positions of vice chairman of the China Appraisal and Real Estate Services Industry Association, director of the China Real Estate Industry Association and vice chairman of the Shanghai Economists Association and is the expert-in-residence at China’s Ministry of Construction.
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
B. Compensation of Directors and Executive Officers
For the year ended December 31, 2008, we paid an aggregate of approximately RMB7.4 million ($1.1 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.
E-House Share Incentive Plan
E-House Share Incentive Plan. We adopted a share incentive plan, or the E-House plan, in 2006 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The E-House plan was amended and restated on October 16, 2008. The E-House plan permits us to grant three types of awards: stock options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued pursuant to all awards under the E-House plan shall be 5% of our total outstanding shares on an as-converted basis as of the effective date of the E-House plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the E-House plan, as a result of which the additional shares reserved under the E-House plan as of each applicable anniversary shall equal 5% of our then total outstanding shares. Notwithstanding the foregoing, on the effective date of the E-House plan and each of the third, sixth and ninth anniversary of the effective date of the E-House plan, no more than two million incentive share options may be issued until the next applicable anniversary. We have granted to certain of our directors, executive officers and employees restricted shares and options to purchase ordinary shares of our company at a weighted average price of $5.37 per share after adjustment as described below. The aggregate number of these restricted shares and the ordinary shares underlying these options is 2,710,863. As of March 31, 2009, 497,878 options and 292,364 restricted shares have vested.

The following table summarizes, as of March 31, 2009, the options and restricted shares granted under the E-House plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

	Ordinary Shares		Exercise Price(2)
Name	Underlying Options		($/Share)	Date of Grant	Date of Expiration
Neil Nanpeng Shen	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
Charles Chao	60,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
Bing Xiang	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
Hongchao Zhu	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
May Wu	40,000		5.37	April 15, 2008	April 14, 2018
	20,000		5.37	August 3, 2008	August 2, 2018
Jeffrey Zhijie Zeng	40,000		5.37	August 3, 2008	August 2, 2018
Yunchang Gu	40,000		5.37	August 3, 2008	August 2, 2018
Yongyue Zhang	40,000		5.37	April 15, 2008	April 14, 2018
Li-Lan Cheng	436,364	(1)	3.30	November 28, 2006	No expiration date
	40,000		5.37	April 15, 2008	April 14, 2018
Jianjun Zang	40,000		5.37	April 15, 2008	April 14, 2018
Xudong Zhu	40,000		5.37	April 15, 2008	April 14, 2018
Canhao Huang	40,000		5.37	April 15, 2008	April 14, 2018
Zuyu Ding	100,000		5.37	July 17, 2007	July 16, 2017
	40,000		5.37	April 15, 2008	April 14, 2018
Ber Jen Ko	80,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
Other Individuals as a group	1,434,499	(2)(3)	5.37 to 5.50	March 9, 2007 to	March 8, 2017 to
				June 12, 2008	June 11, 2018

(1)
These options were subsequently surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

(2)
On November 7, 2008, our board of directors authorized the adjustment of the exercise price of some previously granted options to $5.37 per ordinary share and authorized the amendment of the terms of options granted pursuant to the E-House plan. Modifications subsequently made to selected options pursuant to this authorization did not affect the manner in which we recognize share-based compensation expense.

(3)	As of March 31, 2009, options representing 296,501 underlying ordinary shares previously granted to various individuals have been cancelled.
The following paragraphs summarize the terms of the E-House plan.
E-House Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the E-House plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of granting awards under the E-House plan.
Award Agreement. Options and other awards granted under the E-House plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Security Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities. The exercise price of granted options may be amended or adjusted in the absolute discretion of the compensation committee or the board of directors, without the approval of our shareholders or the recipients of the options.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.
Acceleration of Awards upon Corporate Transactions. The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the E-House plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.
Term of the Awards. The term of each award grant shall be stated in the relevant award agreement, provided that the term shall not exceed 10 years from the date of the grant.
Vesting Schedule. In general, the E-House plan administrator determines, or the relevant award agreement specifies, the vesting schedule.
Transfer Restrictions. Awards granted under the E-House plan may not be transferred in any manner by the grantee other than by will or the laws of succession and may be exercised during the lifetime of the grantee only by the grantee.
Termination of the E-House Plan. Unless terminated earlier, the E-House plan will terminate automatically in 2017. Our board of directors has the authority to amend or terminate the E-House plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may (i) impair the rights of any grantee unless agreed by the grantee and the E-House plan administrator or (ii) affect the E-House plan administrator’s ability to exercise the powers granted to it under the E-House plan.
CRIC Share Incentive Plan
CRIC Share Incentive Plan. On September 9, 2008, CRIC Holdings Limited, our wholly-owned subsidiary, adopted a share incentive plan, or the CRIC plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the subsidiary. The CRIC plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares which may be issued pursuant to all awards under the CRIC plan shall be 15% of the total outstanding shares of the subsidiary on an as-converted basis as of the effective date of the CRIC plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC plan, as a result of which the additional shares reserved under the CRIC plan as of each applicable anniversary shall equal 5% of the then total outstanding shares. We have granted options to purchase common shares of the subsidiary to certain directors, executive officers and employees of the subsidiary as well as some of our directors and officers who have made contributions to the subsidiary. The aggregate number of common shares of CRIC Holdings Limited underlying these options is 11,980,000.

The following table summarizes, as of March 31, 2009, the options granted under the CRIC plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

	Common Shares	Exercise Price
Name	Underlying Options	($/Share)	Date of Grant	Date of Expiration
Xin Zhou	2,500,000	1.50	January 1, 2009	December 31, 2018
Yongyue Zhang	1,500,000	1.50	January 1, 2009	December 31, 2018
Li-Lan Cheng	500,000	1.50	January 1, 2009	December 31, 2018
Jianjun Zang	50,000	1.50	January 1, 2009	December 31, 2018
Xudong Zhu	50,000	1.50	January 1, 2009	December 31, 2018
Canhao Huang	50,000	1.50	January 1, 2009	December 31, 2018
Zuyu Ding	2,000,000	1.50	January 1, 2009	December 31, 2018
Ber Jen Ko	20,000	1.50	January 1, 2009	December 31, 2018
Other Individuals as a group	5,310,000	1.50	January 1, 2009	December 31, 2018
The remaining terms of the CRIC plan are substantially identical to the terms of the E-House plan described above.
C. Board Practices
Our board of directors currently consists of nine directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.
In 2008, our board of directors held meetings or passed unanimous written resolution in lieu of meeting 13 times.
Committees of the Board of Directors
We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below.
Audit Committee. Our audit committee consists of Ms. May Wu and Messrs. Jeffrey Zhijie Zeng and Bing Xiang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Ms. Wu is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor. The audit committee will be responsible for, among other things:
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

In 2008, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting six times.
Compensation Committee. Our compensation committee consists of Messrs. Yunchang Gu and Hongchao Zhu, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Zhu is the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of the company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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
In 2008, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting one time.
Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Yunchang Gu and Hongchao Zhu, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Gu is the chair of our nominating and corporate governance committee. The purpose of this committee is to assist our board of directors in discharging the board’s responsibilities regarding, among other things, identification and recommendation of qualified candidates as members of our board and its committees, and annual review of the composition of our board and its committees. The nominating and corporate governance committee will be responsible for, among other things:
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

In 2008, our nominating and corporate governance committee held meetings or passed unanimous written resolutions in lieu of meeting one time.

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
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.
D. Employees
We had 2,137, 4,500, and 6,397 employees as of December 31 2006, 2007 and 2008, respectively. The table sets forth the number of employees by area of business as of December 31, 2008:

	Number of	Percentage of
	Employees	Employees
Corporate Offices	1,173	18.3%
Research Department	1,626	25.4%
Sales Staff	3,598	56.3%

Total	6,397	100.0%
We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2009, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the shareholder table below are based on 79,495,640 ordinary shares issued and outstanding as of the March 31, 2009. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Immediately
	Number	%
Directors and Executive Officers:
Xin Zhou(1)(†)	24,884,500	31.30
Neil Nanpeng Shen(2)	6,786,664	8.53
Charles Chao(3)	51,666	*
Bing Xiang(4)	36,664	*
Hongchao Zhu(5)	36,664	*
May Wu(6)	13,333	*
Yongyue Zhang(7)	759,800	*
Li-Lan Cheng(8)	292,364	*
Jianjun Zang(9)(†)	3,245,646	4.08
Canhao Huang(10)(†)	1,085,457	1.37
Zuyu Ding(11)(†)	390,783	*
Ber Jen Ko(12)	53,600	*
Xudong Zhu	—	*
Jeffrey Zhijie Zeng	—	*
Yunchang Gu	—	*

All Directors and Executive Officers as a Group(†)	32,948,588	41.31
Principal Shareholders:
On Chance Inc.(13)(†)	12,969,500	16.31
CHF Investment Limited(14)	9,307,874	11.71
Jun Heng Investment Limited(15)(†)	11,915,000	14.99
Smart Create Group Limited(16)	6,750,000	8.49
Orbis Investment Management (B.V.I) Limited and affiliates(17)	5,697,510	7.17

*	Less than 1% of our total outstanding shares.

†
Each of these directors and executive officers is a beneficial owner of our shares through On Chance Inc., Jun Heng Investment Limited or both, as the case may be. On Chance Inc., or On Chance, is also a shareholder of Jun Heng Investment Limited, or Jun Heng.

(1)
Includes 12,969,500 ordinary shares and 11,915,000 ordinary shares respectively held by On Chance Inc., or On Chance, and Jun Heng Investment Limited, or Jun Heng. Each of On Chance and Jun Heng is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. As a result, Mr. Zhou is deemed to be the beneficial owner of 24,884,500 ordinary shares of our company. Mr. Zhou disclaims beneficial ownership of these 24,884,500 shares except to the extent of his pecuniary interest therein. The business address of Mr. Zhou is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(2)
Includes 6,750,000 ordinary shares held by Smart Create Group Limited, or Smart Create, a British Virgin Islands company that is controlled by Mr. Shen. Mr. Shen, a shareholder of Smart Create, has been granted a voting proxy by the other shareholders of Smart Create to vote on their behalf. Mr. Shen disclaims beneficial ownership of these 6,750,000 shares except to the extent of his pecuniary interest therein. The business address of Mr. Shen is Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(3)
Represents 51,666 shares issuable upon exercise of options held by Mr. Chao within 60 days from March 31, 2009. The business address of Mr. Chao is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(4)
Represents 36,664 shares issuable upon exercise of options held by Mr. Xiang within 60 days from March 31, 2009. The business address of Mr. Xiang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(5)
Represents 36,664 shares issuable upon exercise of options held by Mr. Zhu within 60 days from March 31, 2009. The business address of Mr. Zhu is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(6)
Represents 13,333 shares issuable upon exercise of options held by Ms. Wu within 60 days from March 31, 2009. The business address of Ms. Wu is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(7)
Represents 759,800 ordinary shares held by Mr. Zhang. The business address of Mr. Zhang is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(8)
Represents 292,364 restricted shares held by Mr. Cheng. The business address of Mr. Cheng is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

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

(12)
Represents 53.600 shares issuable upon exercise of options held by Mr. Ko within 60 days from March 31, 2009. The business address of Mr. Ko is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(13)
On Chance Inc. is a company incorporated in British Virgin Islands and 95%-owned by Xin Zhou. The registered address of On Chance Inc. is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(14)
Represents 9,307,874 ordinary shares held by CHF Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. Voting and investment power of shares beneficially held by CHF Investment Limited is exercised by a committee which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. In addition, 720,000 ordinary shares are held by China Century Investment Fund Limited, a Cayman Islands company, with registered address at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Voting and investment power of shares beneficially held by China Century Investment Fund Limited is exercised by the same committee of five persons. Such persons disclaim beneficial ownership of these 10,027,874 shares except to the extent of their pecuniary interest therein.

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

(17)	Based on Schedule 13G filed by Orbis Investment Management (B.V.I) Limited, Orbis Investment Management Limited and Orbis Asset Management Limited on February 17, 2009.
Immediately following our initial public offering, Xin Zhou held 41.71% of our ordinary shares and as of March 31, 2009, he held 31.30% of our ordinary shares. As of February 17, 2009, Orbis Investment Management (B.V.I) Limited and affiliates held 7.17% of our ordinary shares.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of March 31, 2009, 79,495,640 of our ordinary shares were issued and outstanding. To our knowledge, approximately 58.31% of our total outstanding ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Loan Guarantee
Our short-term borrowings from commercial banks were guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by our chairman and chief executive officer, Mr. Xin Zhou, for 2005, 2006, 2007 and 2008. We incurred no cost for obtaining such guarantees. The guarantied borrowings were repaid in 2008.
Transactions with Certain Related Customer, Shareholders, Directors and Affiliates
Transactions with Related Customer
We have provided primary real estate agency services to a developer client partially owned by Mr. Xin Zhou. Total revenues from such service in 2006, 2007 and 2008 were $167,858, $2,801,505 and $321, respectively. Accounts receivable balances related to these transactions as of December 31, 2007 and 2008 were $1,730,656 and $386,857, respectively.
Transactions with Management
As of December 31, 2008, we had a payable balance of $475,204 to one of our members of management. The amount represents consideration paid by the member of management for unvested restricted shares.
Transactions with Affiliates
As of December 31, 2008, we had an account receivable balance of approximately $362,217 from an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing the fund management fee that we earned in connection with a primary real estate project. The entity contributed 50% of customer deposits paid to our developer client and is entitled to share with us on a 50/50 basis the profits generated from the primary real estate agency services we provided to the developer client. The amount was repaid in April 2009.
As of December 31, 2008, we had an account payable balance of approximately $146,314 to an entity of which Mr. Xin Zhou is a director, representing a loan to us. The amount was paid in March 2009.
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
Real Estate Investment Fund Management
In January 2008, we formed the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner and will receive annual management fees and carried interest on a success basis. We received management fees of $1.0 million in 2008. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, our chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. We have no investment in the Fund. See “Item 4. Information on the Company—B. Business Overview—Our Services—Real Estate Investment Fund Management.”
Contractual Agreements with Shanghai Tian Zhuo Advertising Co. Ltd.
In February 2008, Mr. Xin Zhou, our chairman and chief executive officer, became the sole shareholder of Tian Zhuo through equity interest transfers from the former shareholders of Tian Zhuo. Subsequently, Tian Zhuo has become our consolidated variable interest entity through a series of contractual arrangements entered into between Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou. Under PRC laws, each of Shanghai CRIC and Tian Zhuo is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai CRIC and Tian Zhuo, Tian Zhuo does not transfer any other funds generated from its operations to Shanghai CRIC.
Agreements that Provide Effective Control over Our Affiliated Entities
Equity Pledge Agreements. Pursuant to the equity pledge agreement between Shanghai CRIC and Mr. Xin Zhou, dated as of April 1, 2008 all of the equity interest in Tian Zhuo was pledged to Shanghai CRIC to guarantee the performance of Tian Zhuo’s obligations under the exclusive equity transfer call agreement, the loan agreements (with respect to the loan of RMB70 million), the shareholder voting rights proxy agreement and the consultancy service agreement. If Mr. Xin Zhou or Tian Zhuo breaches their respective contractual obligations, Shanghai CRIC, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Xin Zhou agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interest in Tian Zhuo without the prior written consent of Shanghai CRIC. The equity pledge right enjoyed by Shanghai CRIC will expire when Mr. Xin Zhou and Tian Zhuo have fully performed their respective obligations under the above agreements.
Exclusive Equity Transfer Call Agreement. Under the exclusive equity transfer call agreement dated as of April 1, 2008, among Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou, Mr. Xin Zhou granted an irrevocable and unconditional option to Shanghai CRIC, that will entitle Shanghai CRIC or its designated entity or individual to acquire all or part of the equity interests in Tian Zhuo at its sole discretion, to the extent as permitted by the then-effective PRC laws and regulations. The call option may be exercised by Shanghai CRIC or any third party designated by Shanghai CRIC. The consideration for such acquisition is RMB1, or any other amount consented to in writing by each party, and if there is any limitation imposed by PRC law, the consideration will be the minimum amount as permitted by PRC law. Together with the execution of the exclusive equity transfer call agreement, Mr. Xin Zhou should sign a power of attorney, entrusting a person designated by Shanghai CRIC to enter into, on his behalf, any and all necessary legal documents so as to ensure that Shanghai CRIC and/or its designated entity or individual can take all the equity interest in Tian Zhuo free and clear of any legal defect.
Loan Agreements. Pursuant to the loan agreement between Shanghai CRIC and Mr. Xin Zhou dated as of March 10, 2008, Shanghai CRIC granted an interest-free loan of RMB1 million ($147,145) to Mr. Xin Zhou solely for his injection of registered capital into Tian Zhuo.
Pursuant to the loan agreements among Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou dated as of April 1, 2008, Shanghai CRIC granted an interest-free loan of RMB70 million ($10.3 million) to Mr. Xin Zhou solely for his provision of a shareholder loan to Tian Zhuo. Mr. Xin Zhou in turn granted an interest-free loan of RMB70 million ($10.3 million) to Tian Zhuo to support its acquisition of a 33.3% stake in Run Dao and its purchase of certain advertising spaces from Run Dao. Mr. Xin Zhou and Tian Zhuo agreed to repay the loan within 30 days of the receipt of the repayment notification of Shanghai CRIC and Mr. Xin Zhou, respectively.

Pursuant to the loan agreement among Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou dated as of September 8, 2008, Shanghai CRIC granted another interest-free loan of RMB1 million ($147,145) to Mr. Xin Zhou solely for his provision of another shareholder loan to Tian Zhuo. Mr. Xin Zhou in turn granted another interest-free loan of RMB1 million ($147,145) to Tian Zhuo to support its acquisition of Guangzhou Integrated. Mr. Xin Zhou and Tian Zhuo agreed to repay the loan within 30 days of the receipt of the repayment of Shanghai CRIC and Mr. Xin Zhou, respectively.
Shareholder Voting Rights Proxy Agreement. Mr. Xin Zhou executed a voting rights proxy agreement that irrevocably granted Mr. Zuyu Ding, an individual designated by Shanghai CRIC, the power to exercise all voting rights to which he is entitled to as shareholder of Tian Zhuo. Mr. Zuyu Ding may be replaced by Shanghai CRIC when and only when a written notice is issued by Shanghai CRIC with respect thereto.
Agreements that Transfer Economic Benefits to Us
Consultancy Service Agreement. Pursuant to a consultancy service agreement between Shanghai CRIC and Tian Zhuo dated as of April 1, 2008, Shanghai CRIC provides Tian Zhuo with consulting and related services and is entitled to receive service fees up to the aggregate amount of (i) all of Tian Zhuo’s profits before tax without consideration of the service fees under the consultancy service agreement and (ii) any service fee payable for any specific consultancy service provided by Shanghai CRIC upon Tian Zhuo’s request from time to time. The term of this agreement is ten years, and can be extended by another ten years upon Shanghai CRIC’s request. Without prior written consent of Shanghai CRIC, Tian Zhuo may not enter into any agreement with any third party or otherwise to engage such thirty party to provide services similar to those provide by Shanghai CRIC.
Shareholders Agreement
In connection with our issuance and sale of 22,727,272 Series A preferred shares, we and the purchasers entered into a shareholders agreement. All shareholders’ rights under the shareholders agreement automatically terminated upon the completion of our initial public offering.
Share Options
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—E-House Share Incentive Plan” and “—CRIC Share Incentive Plan.”
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
Dividend Policy
We declared and paid dividends to holders of our ordinary shares in the amount of $0.10, $0.07 and $0.08 per share for 2004, 2005 and 2006, respectively. However, no dividends were declared or paid to holders of our ordinary shares or ADSs for 2007 and 2008 and we have no present plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since August 9, 2007 under the symbol “EJ”.
In 2008, the trading price of our ADSs on the New York Stock Exchange ranged from $4.00 to $28.09 per ADS.
The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Sales Price ($)
	High	Low
2007 (from August 9)	36.45	12.26
Fourth quarter	36.45	18.00
2008	28.09	4.00
First quarter	28.09	10.05
Second quarter	18.38	10.32
Third quarter	11.75	6.69
Fourth quarter	8.87	4.00
October	7.35	4.51
November	6.94	4.00
December	8.87	5.18
2009
First quarter	8.80	5.60
January	8.80	5.60
February	7.88	5.88
March	8.78	6.02
April	13.09	7.65
May (through May 1)	12.80	12.01

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing one of our ordinary shares, have been traded on the New York Stock Exchange since August 9, 2007. Our ADSs trade under the symbol “EJ.“
D. Selling Shareholders
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
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
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
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the ADSs or ordinary shares generally will be includable in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares , as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. If we are treated as a PRC resident enterprise under the new EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. See “Item 10. Additional Information—Taxation— People’s Republic of China Taxation.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, see “Item 10. Additional Information—Taxation — People’s Republic of China Taxation”, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular circumstances.
Taxation of Disposition of the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss.
Passive Foreign Investment Company
Based on the price of our ADSs , the value of our assets, and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2008. In addition, we do not expect to be a PFIC for our current taxable year ending December 31, 2009. However, our actual PFIC status for any taxable year will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either:
•	at least 75% of its gross income for such year is passive income, or

•
at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entity will be treated as ownership of stock.
We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs ordinary and shares. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•
the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
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
Our Internet website is www.ehousechina.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.
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

I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2008, our total outstanding loans amounted to $21.9 million with interest rates ranging between 6.1380% and 7.2270% per annum. A 1% increase in each applicable interest rate would add $0.2 million to our interest expense in 2008. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from the initial public offering in August 2007 and subsequent follow-on offering in January 2008. We believe the impact of foreign currency risk is not material and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2008, we had a RMB or HKD denominated cash balance of $167.8 million and a U.S. dollar denominated cash balance of $57.9 million. Assuming we had converted the U.S. dollar denominated cash balance of $54.8 million as of December 31, 2008 into RMB at the exchange rate of $1.00 for RMB6.8225 as of December 31, 2008, this cash balance would have been RMB373.6 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB369.8 million as of December 31, 2008. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
In recent years, China has not experienced significant inflation, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.5%, 4.8% and 5.9% in 2006, 2007, and 2008, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
The following “Use of Proceeds” information relates to
•
the registration statement on Form F-1 (File number: 333-144451), or the IPO Registration Statement for our initial public offering of 13,167,500 ADSs, representing 13,167,500 ordinary shares, which IPO Registration Statement was declared effective by the SEC on August 8, 2007; and

•
the registration statement on Form F-1 (File number: 333-148729), or the Follow-on Registration Statement for our follow-on public offering of 6,000,000 ADSs, representing 6,000,000 ordinary shares, which Follow-on Registration Statement was declared effective by the SEC on January 31, 2008.

We offered our ordinary shares, in the form of ADSs, in our initial public offering on August 7, 2007. We registered and sold 13,167,500 ADSs, representing 13,167,500 ordinary shares, for an aggregate price of $181.7 million and the selling shareholders in the offering registered and sold 3,622,500 ADSs, representing 3,622,500 ordinary shares, for an aggregate price of $50.0 million. For the period from the effective date to December 31, 2008, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $16.5 million, which included $12.7 million for underwriting discounts and commissions and $3.8 million for other expenses. We received net proceeds of approximately $149.9 million from our initial public offering after deducting expenses.
We used the net proceeds received from our initial public offering as follows:
•	approximately $3.0 million to fund capital expenditure;
•	approximately $1.0 million to invest in our information and operational systems;
•	approximately $130.0 million to expand our sales and marketing efforts; and
•	approximately $15.9 million for general corporate purposes.
As of December 31, 2008, all of the net offering proceeds from our initial public offering had been applied and paid to others, including consultants and advisors. Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith were the managing underwriters for our initial public offering.
We offered our ordinary shares, in the form of ADSs, in our follow-on offering on January 31, 2008. We registered and sold 6,000,000 ADSs, representing 6,000,000 ordinary shares, for an aggregate price of $102.0 million and the selling shareholders in the offering registered and sold 900,000 ADSs, representing 900,000 ordinary shares, for an aggregate price of $15.3 million. For the period from the effective date to December 31, 2008, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $4.6 million, which included $4.1 million for underwriting discounts and commissions and $0.5 million for other expenses. We received net proceeds of approximately $97.0 million from our follow-on offering after deducting expenses.
We used the net proceeds received from our follow-on offering as follows:
•	approximately $5.8 million to fund capital expenditure;
•	approximately $14.5 million to purchase properties held for sale;
•	approximately $2.8 million to invest in our information and operational systems; and
•	approximately $76.6 million to expand our sales and marketing efforts.

As of December 31, 2008, all of the net offering proceeds from our follow-on offering had been applied and paid to others, including consultants and advisors. Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith were the managing underwriters for our follow-on offering.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that May Wu, Bing Xiang and Jeffrey Zhijie Zeng, members of our audit committee, are audit committee financial experts.
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

	For the Year Ended December 31,
	2007	2008

Audit fees(1)	668,515	1,020,648
Audit-related fees(2)	1,113,385	374,073
Tax fees(3)	98,137	22,219

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
The table below is a summary of the shares repurchased by us during 2008. No shares were repurchased during 2008 except during the months indicated and all shares were purchased in the open market.

				Approximate
			Total Number of	Dollar Value of
			Shares Purchased	Shares that May
	Total Number of	Average Price Paid	as Part of Publicly	Yet Be Purchased
Period	Shares Purchased	Per Share(1)	Announced Plans(2)	Under the Plans(1)

November 24-28	524,575	$5.52	524,575	$37,106,000
December 1-31	2,442,603	$7.00	2,442,603	$20,000,000
Total	2,967,178	$6.74	2,967,178	$20,000,000

(1)	Each of our ADSs represents one ordinary share.

(2)
We publicly announced two share repurchase plans in 2008. We announced the first plan on August 22, 2008, which plan provided for the repurchase of up to $20.0 million of our ordinary shares and was completed on December 31, 2008. We announced the second plan on December 29, 2008, which plan provides for the repurchase of up to an additional $20.0 million of our ordinary shares and expires on December 29, 2009.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Our corporate governance practices do not differ in any significant way from those followed by domestic companies under the listing standards of the New York Stock Exchange.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of E-House (China) Holdings Limited are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number		Description of Document
1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

4.1
E-House Share Incentive Plan, as amended and restated on October 16, 2008 (incorporated by reference to Exhibit 10.1 from our S-8 registration statement (File No. 333-148058), filed with the Commission on December 23, 2008)

4.2	*	CRIC Share Incentive Plan adopted as of September 9, 2008

4.3
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

4.4
Form of Employment Agreement with the Registrant’s senior executives (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

4.5	*	Equity Pledge Agreement dated April 1, 2008 between Shanghai CRIC and Xin Zhou

4.6	*	Exclusive Equity Transfer Call Agreement dated April 1, 2008 between Shanghai CRIC, Tian Zhuo and Xin Zhou

4.7	*	Loan Agreement dated March 10, 2008, between Shanghai CRIC and Xin Zhou

4.8	*	Loan Agreement dated April 1, 2008 between Shanghai CRIC and Xin Zhou

4.9	*	Loan Agreement dated April 1, 2008 between Tian Zhuo and Xin Zhou

4.10	*	Loan Agreement dated September 8, 2008 between Shanghai CRIC and Xin Zhou

4.11	*	Loan Agreement dated September 8, 2008 between Tian Zhuo and Xin Zhou

4.12	*	Shareholder Voting Rights Proxy Agreement dated April 1, 2008 between Shanghai CRIC, Tian Zhuo and Xin Zhou

4.13	*	Consultancy Service Agreement dated April 1, 2008 between Shanghai CRIC and Tian Zhuo

8.1	*	Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-144451), as amended, initially filed with the Commission on July 10, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	*	Consent of Jin Mao PRC Lawyers

23.3	*	Consent of Fangda Partners

*	Filed with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-HOUSE (CHINA) HOLDINGS LIMITED
By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Chairman and Chief Executive Officer
Date: May 4, 2009

E-HOUSE (CHINA) HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
E-House (China) Holdings Ltd.
We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E-House (China) Holdings Ltd. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 4, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
May 4, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
E-House (China) Holdings Ltd.
We have audited the internal control over financial reporting of E-House (China) Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated May 4, 2009 expressed an unqualified opinion on those financial statements
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
May 4, 2009

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share data)

	December 31,
	2007	2008
	$	$
ASSETS
Current assets:
Cash and cash equivalents	101,147,547	225,663,324
Restricted cash	3,091,293	23,930,951
Marketable securities	—	8,096,038

Customer deposits, net of allowance for doubtful accounts of nil and $438,942 at December 31, 2007 and 2008, respectively	123,338,996	71,855,522
Unbilled accounts receivable, net of allowance for doubtful accounts of nil and $1,628,326 at December 31, 2007 and 2008, respectively	55,845,944	83,617,483
Accounts receivable, net of allowance for doubtful accounts of $2,441,796 and $1,330,631 at December 31, 2007 and 2008, respectively	11,166,552	36,667,535
Properties held for sale	872,408	1,064,789
Deferred tax assets	2,684,060	3,815,688
Prepaid expenses and other current assets	7,066,549	25,470,452
Amounts due from related parties	2,773,988	749,074

Total current assets	307,987,337	480,930,856
Property and equipment, net	6,502,380	9,622,486
Intangible assets, net	3,098,525	3,433,205
Goodwill	2,549,398	7,457,763
Investment in affiliates	—	5,062,394
Customer deposits, non-current portion	7,886,672	1,285,954
Deferred tax assets, non-current portion	447,254	1,435,262
Other non-current assets	1,081,508	10,685,625

TOTAL ASSETS	329,553,074	519,913,545

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	6,845,000	21,947,100
Accounts payable	1,556,785	1,492,242
Accrued payroll and welfare expenses	12,631,639	11,628,750
Income tax payable	17,880,163	17,560,407
Other tax payable	5,567,513	6,638,047
Deposits payable	—	39,212,152
Amounts due to related parties	2,572,399	621,518
Other current liabilities	7,456,455	9,572,417

Total current liabilities	54,509,954	108,672,633
Other non-current liabilities	951,500	4,250,907

Total liabilities	55,461,454	112,923,540
Commitments and contingencies (Note 22 )
Minority interest	2,918,600	3,691,533
Shareholders’ equity:
Ordinary share ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 76,473,759 and 79,769,481 shares issued and outstanding, as of December 31, 2007 and 2008, respectively	76,474	79,770
Additional paid-in capital	209,906,488	301,812,186
Retained earnings	54,504,945	85,296,056
Accumulated other comprehensive income	6,685,113	16,110,460

Total shareholders’ equity	271,173,020	403,298,472

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	329,553,074	519,913,545

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollar except for share data)

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Total revenues	55,998,524	121,016,600	154,487,455
Cost of revenues	(10,243,968)	(23,510,065)	(31,855,848)
Selling, general and administrative expenses	(21,321,726)	(45,545,800)	(77,197,631)

Income from operations	24,432,830	51,960,735	45,433,976
Other income (expense):
Interest expense	(594,488)	(621,903)	(2,420,468)
Interest income	206,378	2,489,668	3,062,513
Other income, net	168,015	197,892	1,970,481

Income before taxes, equity in affiliates and minority interest	24,212,735	54,026,392	48,046,502
Income tax expense	(5,751,102)	(10,277,040)	(8,712,558)

Income before equity in affiliates and minority interest	18,461,633	43,749,352	39,333,944

Income from investment in affiliates	—	—	153,700
Minority interest	(354,668)	(2,023,537)	88,380

Net income	18,106,965	41,725,815	39,576,024

Earnings per share:
Basic	$0.27	$0.62	$0.48
Diluted	$0.27	$0.56	$0.48
Shares used in computation:
Basic	50,000,000	60,386,083	81,818,972
Diluted	67,372,353	74,555,709	82,110,430
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar)

					Accumulated
			Additional		Other		Total	Total
			Paid-in	Retained	Comprehensive	Subscription	Shareholders	Comprehensive
	Ordinary Shares		Capital	Earnings	Income	Receivable	Equity	Income
	Number	$	$	$	$	$	$	$
Balance at January 1, 2006	50,000,000	50,000	6,041,200	(1,102,670)	303,118	(50,000)	5,241,648	—
Net income	—	—	—	18,106,965	—	—	18,106,965	18,106,965
Dividend declared ($0.08 per share)	—	—	—	(4,025,165)	—	—	(4,025,165)	—
Dividend declared upon reorganization returned as contributed capital	—	—	12,341,300	—	—	—	12,341,300	—
Collection of subscription receivable	—	—	—	—	—	50,000	50,000	—
Share-based compensation	—	—	16,806	—	—	—	16,806	—
Foreign currency translation adjustments	—	—	—	—	638,637	—	638,637	638,637

Balance at December 31, 2006	50,000,000	50,000	18,399,306	12,979,130	941,755	—	32,370,191	18,745,602

Series A redeemable convertible preferred shares converted into ordinary shares	13,157,895	13,158	24,815,254	—	—	—	24,828,412	—
Issuance of ordinary shares, net of issuance costs	13,167,500	13,168	165,249,586	—	—	—	165,262,754	—
Vesting of restricted shares	148,364	148	489,453	—	—	—	489,601	—
Net income	—	—	—	41,725,815	—	—	41,725,815	41,725,815
Adoption of FIN 48	—	—	—	(200,000)	—	—	(200,000)	—
Share-based compensation	—	—	952,889	—	—	—	952,889	—
Foreign currency translation adjustments	—	—	—	—	5,743,358	—	5,743,358	5,743,358

Balance at December 31, 2007	76,473,759	76,474	209,906,488	54,504,945	6,685,113	—	271,173,020	47,469,173

Issuance of ordinary shares, net of issuance costs	6,000,000	6,000	97,392,482	—	—	—	97,398,482	—
Repurchase of shares	(2,848,278)	(2,848)	(10,563,338)	(8,784,913)	—	—	(19,351,099)	—
Vesting of restricted shares	144,000	144	475,056	—	—	—	475,200	—
Net income	—	—	—	39,576,024	—	—	39,576,024	39,576,024
Share-based compensation	—	—	4,601,498	—	—	—	4,601,498	—
Foreign currency translation adjustments	—	—	—	—	9,425,347	—	9,425,347	9,425,347

Balance at December 31, 2008	79,769,481	79,770	301,812,186	85,296,056	16,110,460	—	403,298,472	49,001,371

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Years Ended December 31,
	2006	2007	2008
	$	$	$
Operating activities:
Net income	18,106,965	41,725,815	39,576,024
Adjustments to reconcile net income to net cash provided (used in) operating activities:
Depreciation and amortization	1,103,446	2,328,527	4,114,761
Minority interest	354,668	2,023,537	(88,380)
Allowance for doubtful accounts	29,795	2,359,752	2,583,853
Share-based compensation	16,806	952,889	4,601,498
Others	(311,250)	196,084	84,195
Changes in operating assets and liabilities:
Restricted cash	—	(829,127)	1,887,622
Customer deposits	(3,568,674)	(121,452,918)	56,359,296
Accounts receivable	(26,247,109)	(31,388,959)	(57,191,210)
Marketable securities	—	—	(8,096,038)
Amounts due from related parties	(170,623)	(1,900,060)	2,024,914
Deferred taxes	(299,468)	(2,529,949)	(1,131,628)
Prepaid expenses and other current assets	2,139,226	2,190,645	(5,610,975)
Deferred taxes, non-current portion	—	(411,861)	(988,010)
Other non-current assets	—	(1,026,750)	2,308,366
Accounts payable	(275,573)	277,021	(155,316)
Accrued payroll and welfare expenses	1,351,020	8,532,783	(1,108,809)
Income tax payable	4,003,333	10,834,505	(325,654)
Other tax payable	940,950	2,951,409	1,076,658
Amounts due to related parties	(445,375)	1,621,999	(1,475,685)
Deposits payable	—	—	39,212,152
Other current liabilities	682,020	2,271,595	315,506

Net cash provided (used in) operating activities	(2,589,843)	(81,273,063)	77,973,140

Investing activities:
Purchases of property and equipment	(1,464,976)	(4,287,825)	(20,756,767)
Purchase of subsidiaries, net of cash acquired	(1,478,431)	(568,640)	(2,399,326)
Prepayment for acquisition	—	—	(1,594,823)
Investment in affiliates	—	—	(2,500,000)
Purchase of minority interests of subsidiaries	(72,995)	(1,331,400)	(65,999)
Purchase of subsidiary upon reorganization	(12,391,300)	—	—
Proceeds from sale of property held for sale	2,000,443	627,027	749,999
Proceeds from disposal of property and equipment	61,712	16,597	46,193
Loans to related parties	(2,370,948)	—	—

Collection of loans to related parties	3,092,911	43,885	—

Net cash provided (used in) investing activities	(12,623,584)	(5,500,356)	(26,520,723)

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Years Ended December 31,
	2006	2007	2008
	$	$	$
Financing activities:
Net proceeds from short-term borrowings	—	—	42,482,100
Repayment of short-term borrowings	(381,700)	(4,233,916)	(27,380,000)
Restricted cash-pledged accounts	—	—	(22,727,280)
Dividend paid	(4,213,465)	—	—
Advance from a related party	—	1,440,001	—
Contribution from minority shareholders	37,353	—	—
Dividend declared upon reorganization returned as contributed capital	12,341,300	—	—
Proceeds from issuance of preferred shares (net of issuance costs of $171,588)	24,828,412	—	—
Proceeds from collection of subscription receivable	50,000	—	—
Proceeds from issuance of ordinary shares, net of issuance costs of $16,106,695 and $4,488,986, respectively	—	165,612,754	97,505,014
Payment of initial public offering costs	—	—	(220,804)
Repurchase of shares	—	—	(19,208,685)
Dividends to minority interests	—	(644,194)	(346,937)
Loans from related parties	2,091,559	1,264,698	—
Repayment of loans from related parties	(8,340,065)	(1,331,797)	—

Net cash provided by (used in) financing activities	26,413,394	162,107,546	70,103,408

Effect of exchange rate changes	393,545	1,507,415	2,959,952
Net increase in cash and cash equivalents	11,593,512	76,841,542	124,515,777
Cash and cash equivalents at the beginning of the year	12,712,493	24,306,005	101,147,547

Cash and cash equivalents at the end of the year	24,306,005	101,147,547	225,663,324

Supplemental disclosure of cash flow information:
Interest paid	594,488	621,903	2,396,514
Income taxes paid	1,857,044	3,559,865	12,466,793

Non-cash investing and financing activities:
Acquisition of property held for sale — Accounts receivable	—	859,850	—
Advance payment for property held for sale — Accounts receivable	—	—	1,098,721
Acquisition of minority interest — Accounts payable	114,928	—	—
Capitalization of offering costs — other current liabilities	—	350,000	235,728
Capitalization of costs for repurchase of shares — other current liabilities	—	—	142,414
Provision for FIN 48 uncertain tax positions	—	200,000	—
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollar)
1. Organization and Principal Activities
E-House (China) Holdings Limited (the “Company” or “E-House”) was incorporated on August 27, 2004 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIE”), is principally engaged in providing real estate agency and brokerage services in the primary and secondary markets and real estate consulting and information services and real estate advertising services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.
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
The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2008:

	Date of	Place of	Percentage of
	incorporation	incorporation	ownership
Shanghai Real Estate Consultant & Sales (Group) Co., Ltd.	August 15, 2000	PRC	100%
Shanghai City Rehouse Agent Consultants Co., Ltd.	May 17, 2002	PRC	85%
E-house Real Estate Asset Management Co.,Ltd.	August 22, 2006	Cayman	51%
CRIC (Shanghai) Information Technology Co., Ltd.	July 3, 2006	PRC	100%
Shanghai Tian Zhuo Advertising Co., Ltd.	April 1, 2008	PRC	VIE
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
(b) Basis of consolidation
The consolidated financial statements include the financial statements of E-House, its majority owned subsidiaries and its variable interest entity, Shanghai Tian Zhuo Advertising Co., Ltd. and its majority owned subsidiaries (“Tian Zhuo”). All significant inter-company transactions and balances have been eliminated in consolidation.

In accordance with the provisions of FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN 46R”), the Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
The Group is the primary beneficiary of Tian Zhuo. PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides Internet content service and conducts substantially all of its advertising activities relating to real estate projects through the investments held by Tian Zhuo, a PRC entity solely owned by Xin Zhou, the Group’s chairman and chief executive officer. On April 1, 2008, Tian Zhuo entered into various agreements with CRIC (Shanghai) Information Technology Co., Ltd (“Shanghai CRIC”), including a Consultancy Service Agreement, Shareholder Voting Rights Proxy Agreement and Exclusive Equity Transfer Call Agreement. Under these agreements, Shanghai CRIC provides Tian Zhuo with consulting and related services and information services and is entitled to receive service fees in an amount up to all of the profit before tax of Tian Zhuo. In addition, the shareholder of Tian Zhuo irrevocably granted Shanghai CRIC the power to exercise all voting rights to which it was entitled. Finally, Shanghai CRIC has the option to acquire all or part of the equity interests in Tian Zhuo, to the extent as permitted by the then-effective PRC laws and regulations, for nominal consideration.
Through the contractual arrangements described above, Shanghai CRIC is deemed the primary beneficiary of Tian Zhuo. Accordingly, the results of Tian Zhuo and its subsidiaries have been included in the accompanying consolidated financial statements, beginning April 1, 2008.
The Group funded Tian Zhuo’s capital requirements of $146,314 and provided an additional $4,828,362 for the purpose of acquisitions and $10,241,980 as prepayment for a three year period for real estate advertising placements to certain Shanghai newspapers through the $15,216,656 in interest-free loans to Xin Zhou in 2008.
The following financial statement amounts and balances of Tian Zhuo were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2008:

As of December 31, 2008
Total assets	14,738,217
Total liabilities	15,509,814
(c) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include valuation of long-lived assets, indefinite-lived intangible assets and goodwill, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests, under FIN46(R), and the valuation allowance on deferred tax assets.
(d) Fair value of financial instruments
The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair value measurements” (“SFAS 157”) on January 1, 2008 for all financial assets and liabilities that under other accounting pronouncements require or permit fair value measurements and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis ( at least annually). SFAS 157 defines fair value, established a framework for measuring fair value, and expands disclosure about fair value measurements.
SAFS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers and it considers assumptions that market participants would use when pricing the asset or liability.

SAFS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SAFS 157 establishes three levels of inputs that may be used to measure fair value:
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The carrying amount of cash, restricted cash, accounts receivable, current portion of customer deposits, other receivables, accounts payable, other payables and amounts due from/to related parties and short-term borrowings approximates fair value due to their short-term nature.
The fair value of the customer deposits, non-current portion was $7,206,583 and $1,183,100 as at December 31, 2007 and 2008, respectively, based on discounted cash flows. The fair value of advance payment for advertising placement, non-current portion was $2,601,189 as at December 31, 2008 based on discounted cash flow.
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
(g) Restricted Cash
The Group is required to maintain certain bank deposits as collateral for loans to the Group (see Note 11). These balances are subject to withdrawal restrictions and totaled nil and $22,727,280 as of December 31, 2007 and 2008, respectively. The Group provides sales agency service for secondary real estate development projects. Upon consent of the property buyers and sellers, the sales proceeds can be paid through the Group’s accounts, which are put into the custody of the designated bank and can only be used as consideration to the property sellers when the transactions are completed. The Group records the proceeds relating to these transactions as restricted cash and other current liabilities. These restricted cash accounts totaled $3,091,293 and $1,203,671 as at December 31, 2007 and 2008, respectively.
(h) Marketable securities
Marketable securities include securities which are classified as trading securities. Trading securities represent equity securities that are bought and held principally for the purpose of selling them in the near term, and they are reported at fair value, with both unrealized and realized gains and losses reported in investment income or loss. The fair value of marketable securities is based upon the quoted price in an active market for identical instruments (Level 1).

(i) Customer deposits
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
Shortly prior to December 31, 2008, the Company collected $39,212,152 in customer deposits from two of its customers, and simultaneously entered into commitments to remit the amounts collected back to such customers subsequent to January 1, 2009. The amount was paid back by January 13, 2009. The Company recorded the amount as deposits payable as of December 31, 2008.
The Group regularly reviews the recoverability of these deposits. As of December 31, 2007 and 2008, the allowance for doubtful debts was nil and $438,942 respectively.
(j) Unbilled accounts receivable
Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as accounts receivable.
(k) Properties held for sale
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
(l) Investment in affiliates
Affiliated companies are entities over which the Company has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its shares of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. The Group has not recorded any impairment losses in any of the periods reported.
(m) Property and equipment, net
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
(n) Intangible assets, net
Acquired intangible assets, net mainly consists of customer contracts, non-compete agreements and trademarks from business combinations and are recorded at fair value on the acquisition date. Customer contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Non-compete agreements are amortized over the specified contract term. Trademarks have indefinite lives and are not amortized.

(o) Impairment of long-lived assets
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
(p) Impairment of goodwill and indefinite lived intangible assets
SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
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
Management performs its annual goodwill impairment test on December 31. No goodwill or indefinite lived intangible assets have been impaired during any of the periods presented.
(q) Income taxes
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
(r) Share-based compensation
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

(s) Revenue recognition
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
The Group generates other revenues from real estate fund management fees, performance fees and allocations, advertising design and consulting for real estate projects. Real estate fund management are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. Performance fees and allocations represent the preferential allocations of profits (“carried interest”) which are a component of the Group’s general partnership interests in the real estate funds. The Group is entitled to an additional return from the investment fund in the event investors in the fund achieve cumulative investment returns in excess of a specified amount. The Group records the additional return from these carried interests as revenue at the end of the contract year. The Group recognizes the revenue derived from advertising design and consulting for real estate projects ratably over the specified contract period ranging from three to twelve months.
Deferred revenues are recognized when payments are received in advance of revenue recognition.
(t) Cost of revenue
Cost of revenue includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent and for developing, maintaining and updating the CRIC database system. These costs are expensed in the periods incurred.
(u) Advertising expenses
Advertising expenses are charged to the statements of operations in the period incurred. The Group incurred advertising expenses amounting to $496,676, $3,069,905 and $4,944,909 for the years ended December 31, 2006, 2007 and 2008, respectively.
(v) Foreign currency translation
The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”) and Hong Kong dollar (“HKD”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.
The aggregated amount of exchange gain was insignificant for the year ended December 31, 2006. The Group recorded an exchange loss of $666,509 for the year ended December 31, 2007 and an exchange gain of $460,964 for the year ended December 31, 2008 as a component of other income.
(w) Government subsidies
Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidiaries are generally provided as incentives for investing in certain local districts. Cash subsidies were insignificant for the years ended December 31, 2006 and 2007. Cash subsidies were $1,247,468 for the year ended December 31, 2008, and are included in other income. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied. There is no assurance that the Group will receive similar or any subsidiaries in the future.
(x) Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and customer deposits. The Group places its cash and cash equivalents with reputable financial institutions.
The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts and customer deposits primarily based upon factors surrounding the credit risk of specific customers.
Movement of the allowance for doubtful accounts for accounts receivables, unbilled accounts receivable and customer deposits is as follows:

	2006	2007	2008
	$	$	$
Balance as of January 1,	35,892	52,551	2,441,796
Provisions for doubtful accounts	29,795	2,359,752	2,583,853
Write offs	(19,680)	—	(1,691,021)
Changes due to foreign exchange	6,544	29,493	63,271

Balance as of December 31,	52,551	2,441,796	3,397,899
(y) Earnings per Share
Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. For the years ended December 31, 2006 and 2007, the Group determined that its Series A convertible redeemable preferred shares were participating securities as the preferred shares participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group used the two-class method of computing basic earnings per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in undistributed income for the period.
Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.
Upon the completion of the Company’s initial public offering on August 8, 2007, the Series A preference shares were automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2006	2007	2008
Net income attributable to ordinary shareholders — basic	$13,437,979	$37,263,701	$39,576,024
Amount allocated to Series A Shares for participating rights to dividends	$4,668,986	$4,462,114	—

Net income attributable to ordinary shareholders — diluted	$18,106,965	$41,725,815	$39,576,024

Weighted average ordinary shares outstanding	50,000,000	60,386,083	81,818,972
Stock options	—	397,393	291,458
Series A preferred shares	17,372,353	13,772,233	—

Weighted average number of ordinary shares outstanding — diluted	67,372,353	74,555,709	82,110,430

Basic earnings per share	$0.27	$0.62	$0.48

Diluted earnings per share	$0.27	$0.56	$0.48

(z) Recently issued accounting pronouncements
In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007) (SFAS 141R). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non-controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. Management expects that SFAS 141R will have an impact on the Group’s accounting for future business combinations once adopted, but the effect is dependent upon the acquisitions that are made in the future.
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends the guidance in SFAS No. 141R, to establish a model for preacquisition contingencies that is similar to the one entities used under Statement 141. Under the FSP, an acquirer is required to recognize at fair value an “asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement 5 and Interpretation 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP FAS 141(R)-1 will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (SFAS 160). This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS No. 160 will result in a minority interest reclassification on both the consolidated balance sheets and statements of income, but will not be material to the Group’s financial position or results of operations.
In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Group will adopt FAS 157 for its non-financial assets and non-financial liabilities beginning with the first interim period of its fiscal year 2009. Management does not expect that the adoption of FAS 157 for the Group’s non-financial assets and non-financial liabilities will have a material impact on its financial position, results of operations or cash flows.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. Management does not expect the adoption of FSP 157-3 to have a material impact on the Group’s consolidated financial statements or the fair values of its financial assets and liabilities.
On April 9, 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. Management does not expect the adoption of FSP 157-4 to have a material impact on the Group’s consolidated financial statements or the fair values of its financial assets and liabilities.
In April 2008, the FASB issued FASB Staff Position FAS142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Group will adopt FAS142-3 on January 1, 2009 and management does not expect the adoption of FSP FAS 142-3 to have a material impact on the Group’s consolidated financial statements.
At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, Equity Method Investment Accounting Considerations (EITF 08-6). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. Management is currently assessing the impact of EITF 08-6 on the Group’s consolidated financial position and results of operations.
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
In 2007 and 2008, one customer transferred the legal ownership of eight and two residential properties to the Group to offset $859,850 and $183,839 in accounts receivable, respectively.
The properties have been classified as held for sale since acquisition as the Group has had the ability and intent to sell the properties and has been actively marketing them for that purpose. During the year ended December 31, 2006, the Group sold three residential and seven commercial properties and realized a net gain of $194,229. During the year ended December 31, 2007, the Group sold eight residential and six commercial properties and realized a net loss of $138,636. The gain or loss from the sale of property has been included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2008, the Group holds ten residential properties with a total carrying value of $1,064,789.

4. Prepaid expenses and other current assets
Components of prepaid expenses and other current assets are as follows:

	As of December 31
	2007	2008
	$	$

Advance payment for advertising placement	—	7,654,577
Advance payment for properties	—	7,829,165
Prepaid expenses	1,590,885	1,987,959
Others	5,475,664	8,109,747
Allowance	—	(110,996)

Total	7,066,549	25,470,452

In December 2008, the Group prepaid $10,241,980 to certain Shanghai newspapers for real estate advertising placements over a three year period. The current portion was recorded in prepaid expenses and other current assets. The non-current portion was recorded in other non-current assets.
In June 2008, the Group obtained three residential properties subject to title transfer from one of its customers in exchange for $1,098,721 in payables due to the Group by this customer. In December 2008, The Group obtained 30 office properties subject to title transfer from one of its other customers in exchange for $6,730,444 in cash. These two amounts have been deemed advance payments for properties in prepaid and other current assets as the Group has the ability and intent to sell the properties and has been actively marketing them for that purpose.
Prepaid expenses primarily consist of prepaid rental expenses.
5. Investments in Affiliated Companies
On February 24, 2008, the Group entered into a joint venture agreement with SINA CORPORATION (“SINA”) to form China Online Housing Technology Corporation (“China Online”). The Group contributed $2.5 million in cash and a 10-year license to its proprietary CRIC database and SINA contributed $2.5 million in cash and the right to its real estate and home decoration channel operations for a period of 10 years. The Group and SINA hold a 34% and 66% interest in China Online, respectively. The Group recorded a initial investment cost of $4,908,694, including $2.5 million cash contribution, $2,400,951 in the portion of the fair value of the 10-year license to its proprietary CRIC database ascribed to SINA proportional to its 66% interest and $7,743 in transaction cost. The Group recorded a deferred revenue of $2,400,951, which will be recognized as revenue over the 10-year term of the contributed CRIC database license. Deferred revenue is classified as current or non-current depending on when the revenue was expected to be recognized.
This transaction was accounted for using the equity method, with $1,700,000, $4,885,696 and $(1,677,002) being allocated to cash, intangible assets and negative goodwill, respectively. The negative goodwill was further allocated to the intangible assets, resulting in the Group recognizing $2,162,972 in advertising rights, $252,607 in customer contract backlog and $793,115 in license to the Group’s proprietary CRIC database. The advertising rights give China Online a 10-year exclusive advertising right to on-line real estate advertisement on www.sina.com and is being amortized over a 10-year period. The customer contract backlog is being amortized over a six-month contract term. The license to proprietary CRIC database is being amortized over a 10-year period.
6. Acquisitions of Subsidiaries and Minority Interest
On January 1, 2006, the Group purchased a 19% minority interest in its subsidiary in Fujian, and a 20% minority interest in its subsidiary in Chongqing. On April 30, 2006, the Group purchased an 85% interest in Shanghai City Rehouse Agent Consultant Co., Ltd. (“City Rehouse”). The total cost of these acquisitions was $636,140. These transactions were accounted for using the purchase method, with $(264,661), $687,172 and $213,629 being allocated to net assets, intangible assets and goodwill, respectively. The intangible assets included trademark, which has an indefinite life and is therefore not subject to amortization.
On October 10, 2007, the Group purchased a 30% minority interest in its subsidiary in Wuhan. On December 5, 2007, the Group purchased a 70% interest in Hangzhou E-House & Cityrehouse Real Estate Broking Co., Ltd. The total cost of these acquisitions was $1,893,139. These transactions were accounted for using the purchase method, with $167,514 being allocated to goodwill.

On September 9, 2008, the Group purchased a 60% interest in Wushi Consolidated (Beijing) Advertising Media Co., Ltd. for $2,678,728. The transaction was accounted for using the purchase method, with $1,759,968, $276,644, $674,847 and $(32,731) being allocated to net assets, intangible assets, goodwill and deferred tax liability, respectively. The intangible assets included customer advertising designing contracts and a non-compete agreement. Customer advertising designing contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Non-compete agreement is amortized over a five-year contract term. On October 14, 2008, the Group purchased a 100% interest in Guangzhou Integrated Residential Building Industry Facility Co., Ltd. for $4,451,118. An additional $2.2 million in cash consideration was contingently payable upon achieving certain earnings targets for the years ending December 31, 2009 and for the six months ending June 30, 2010. Such conditional consideration had not been included in the acquisition cost. The transaction was accounted for using the purchase method, with $(217,290), $853,192, $4,028,514 and $(213,298) being allocated to net assets, intangible assets, goodwill and deferred tax liability, respectively. The intangible assets represent non-compete agreements which are amortized over their five-year contract term
7. Property and Equipment, Net
Property and equipment, net consists of the following:

	As of December 31
	2007	2008
	$	$

Leasehold improvements	3,346,027	4,815,820
Buildings	1,052,480	1,124,993
Furniture, fixtures and equipment	3,839,130	6,493,426
Motor vehicles	2,664,113	4,130,132

Total	10,901,750	16,564,371
Less: Accumulated depreciation	(4,399,370)	(6,941,885)

Property and equipment, net	6,502,380	9,622,486

The Group’s depreciation expenses were $987,432, $1,641,005 and $2,886,921 for the years ended December 31, 2006, 2007 and 2008, respectively.
8. Intangible Assets, Net

	As of December 31,
	2007	2008
	$	$
Intangible assets not subject to amortization are comprised of the following:
Trademark	692,480	698,133

Intangible assets subject to amortization are comprised of the following:
Customer contracts	4,853,501	5,192,903
Non-compete agreements	—	998,912
Computer software licenses	401,195	850,976

	5,254,696	7,042,791
Less: Accumulated amortization
Customer contracts	(2,572,930)	(3,951,845)
Non-compete agreements	—	—
Computer software licenses	(275,721)	(355,874)

Intangible assets subject to amortization, net	2,406,045	2,735,072

Total intangible assets, net	3,098,525	3,433,205

The Group recorded amortization expense of $116,014, $687,522 and $1,227,840 for the years ended December 31, 2006, 2007 and 2008, respectively. The Group expects to record amortization expenses of $1,117,076, $770,437, $238,348, $237,413 and $237,374 for the years ending December 31, 2009, 2010, 2011,2012 and 2013, respectively.

9. Goodwill
The changes in the carrying amount of goodwill by segment for the years ended December 31, 2007 and 2008 are as follows:

		Secondary	Real estate
		Real estate	Consulting and
	Primary real	brokerage	information
	estate agency	service	service
	service segment	segment	segment	Others	Total
	$	$	$	$	$
Balance as of January 1, 2007	2,227,293	—	—	—	2,227,293
Goodwill recognized upon acquisition	100,067	67,447	—	—	167,514
Exchange rate translation	153,713	878	—	—	154,591

Balance as of December 31, 2007	2,481,073	68,325	—	—	2,549,398
Goodwill recognized upon acquisition	—	—	4,028,514	674,847	4,703,361
Exchange rate translation	200,305	4,699	—	—	205,004

Balance as of December 31, 2008	2,681,378	73,024	4,028,514	674,847	7,457,763

10. Other non-current assets
Components of other non-current assets are as follows:

	As of December 31
	2007	2008
	$	$

Advance payment for advertising placement, non-current portion (note 4)	1,081,508	2,889,702
Advance payment for properties, non-current portion	—	7,791,586
Other non-current assets	—	4,337

Total	1,081,508	10,685,625

In May 2008, the Company prepaid $7,791,586 for an office building, which the Group intends to use as its corporate office
11. Short-Term Borrowing
Short-term borrowings include short-term bank loans borrowed from PRC commercial banks and are guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Company’s chairman, Mr. Xin Zhou. The loans carried effective interest rates of 6.0694%, 6.3331% and 6.5366% for the years ended December 31, 2006, 2007 and 2008, respectively. The principal balance outstanding as of December 31, 2007 and 2008 was $6,845,000 and nil, respectively.
Short-term borrowings also include mortgage loans taken on properties held for sale, which were long-term loans but classified as short-term borrowings given the Group’s intention to sell the properties. The loans carried effective interest rates of 5.508% and 6.2377% for the years ended December 31, 2006 and 2007, respectively. The properties were held as collateral for these mortgage loans. The Group paid off the borrowings in 2007.
As of December 31, 2008, short-term borrowings represent $21,947,100 short-term bank loans denominated in RMB, secured by deposits denominated in USD amounting to $22,727,280 . The loans carried an effective interest rate of 7.7187% for the year ended December 31, 2008.

12. Redeemable Convertible Preferred Shares
On March 28, 2006, the Company issued 22,727,272 Series A redeemable convertible preferred shares (the “Series A Preferred Shares”) for $25,000,000, or $1.10 per share, to a group of institutional investors and incurred direct and incremental equity issuance costs of $171,588.
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
13. Shares Split
On March 28, 2006, the Company effected a 1:1,000 share split. All share and per share information relating to ordinary shares of the Company has been retroactively adjusted to give effect to the share split.

14. Repurchase of Shares
On October 16, 2008, the Company’s shareholders approved a share repurchase program. Under the program, the Company is authorized, but not obligated, to repurchase within one year its own American Depositary Shares (“ADSs”) with an aggregate value of up to $20 million. As of December 31, 2008, the Company had repurchased a total of 2,848,278 ADSs for $19,351,099, which were retired by December 31, 2008. The excess of $19,348,251 of purchase price over par value was allocated between additional paid-in capital and retained earnings of $10,563,338 and $8,784,913, respectively.
15. Other Income

	Years Ended December 31,
	2006	2007	2008
	$	$	$
Gain from sale of investment	142,058	525,220	—
Gain from sale of marketable securities	25,957	—	405,781
Fund management fee	—	339,181	—
Financial subsidy	—	—	1,247,468
Reimbursement income from depository agent	—	—	778,196
Foreign exchange gain (loss)	—	(666,509)	(460,964)

Total other income	168,015	197,892	1,970,481

In July 2007, the Company entered into a depositary agreement with its depositary agent (the “Agent”) in connection with its ordinary share American Depositary Receipt (“ADR”) program (the “Program”). Pursuant to this agreement, the Company agrees to engage the Agent as depositary agent for the Company’s ADS for an initial term of ten years and the Agent agrees to reimburse the Company up to a minimum amount of $5,406,380 for expenses related to the Program. The Company will recognize the total minimal amount as other income over the 10-year period for the Agreement with the unrecognized amount recorded as deferred revenue or deferred revenue, non-current portion, which is included in other non-current liabilities, depending on the date they can be recognized as other income.
16. Income Tax
The provision for income taxes is comprised of the following:

	Years Ended December 31
	2006	2007	2008
	$	$	$
Current Tax
PRC	6,050,570	13,127,387	9,328,732
Other	—	—	1,549,525

	6,050,570	13,127,387	10,878,257

Deferred Tax
PRC	(299,468)	(2,850,347)	(2,165,699)
Other	—	—	—

	(299,468)	(2,850,347)	(2,165,699)

Income tax expense	5,751,102	10,277,040	8,712,558

The Company is incorporated in the Cayman Islands, which is tax-exempt.
For the years ended 31, 2006 and 2007, the Company’s subsidiaries operating in the PRC were subject to PRC income tax at the statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income with the following exceptions:
E-House Shanghai is registered in the Pudong New Area of Shanghai, the PRC, and was subject to a 15% preferential income tax rate for the years ended December 31, 2006 and 2007.

Several other subsidiaries of E-House Shanghai were registered in the Songjiang district of Shanghai for the years ended December 31, 2006 and 2007 and had their income tax assessed as 5% of total revenue by the local tax authority. At the end of 2007, all of the subsidiaries of E-House Shanghai registered in the Songjiang district were closed.
Nanjing Jinyue Real Estate Sales Co., Ltd., a subsidiary of E-House Shanghai, had its income tax assessed as 4.95% of total revenue by the local tax authority for the year ended December 31, 2006.
Fujian Jinyue Real Estate Consulting Service Co. Ltd., a subsidiary of E-House Shanghai, had its income tax assessed as 3.3% of total revenue by the local tax authority for the year ended December 31, 2006.
Shanxi E-House Real Estate Investment Consultant Co.,Ltd, a subsidiary of E-House Shanghai, was qualified as a newly established enterprise engaged in consulting, information and technical services and was exempted from income tax for the year ended December 31, 2007.
On January 1, 2008, a new enterprise income tax law in China took effect. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for those enterprises that were established before the promulgation date of the new tax law and that were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises that enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. E-House Shanghai is subject to such a graduated rate schedule.
CRIC (Shanghai) Information Technology Co., Ltd was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010.
Shanxi E-House Real Estate Investment Consultant Co.,Ltd. was established in the western region of China and is deemed to be engaged in an industry category encouraged by the government. It is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010.
The Group’s subsidiary in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.
The Group’s subsidiary in Macau is subject to the complementary tax at a progressive tax rate of 0% to 12% on Macau sourced profits.
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
The Group adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 has reduced the retained earnings as of January 1, 2007, by approximately $200,000, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheet. The Group has no additional material uncertain tax positions as of December 31, 2007 and 2008 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. The amount of interest and penalties as of January 1, 2007 was approximately $96,000, and the additional interest and penalties as of December 31, 2007 and 2008 was immaterial.

The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

Unrecognized Tax Benefit — January 1, 2007	$200,000
Gross increases — tax positions in prior period	—
Gross decreases — tax positions in prior period	—
Gross increases — tax positions in current period	—
Settlements	—
Lapse of statute of limitations	—

Unrecognized Tax Benefit — December 31, 2007	$200,000
Gross increases — tax positions in prior period	—
Gross decreases — tax positions in prior period	—
Gross increases — tax positions in current period	—
Settlements	—
Lapse of statute of limitations	—

Unrecognized Tax Benefit — December 31, 2008	$200,000
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $13,500 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, E-House Shanghai, is therefore subject to examination by the PRC tax authorities from 2003 through 2008 on non-transfer pricing matters, and from inception through the end of 2008 on transfer pricing matters.
The principal components of the deferred income tax assets/ liabilities are as follows:

	As of December 31,
	2006	2007	2008
	$	$	$
Deferred tax assets:
Accrued salary expenses	348,505	2,501,150	1,682,580
Bad debt provision	58,575	596,560	740,439
Start-up costs	100,575	63,554	—
Decoration amortization	33,576	170,112	154,013
Advertising expenses	—	14,625	285,686
Fair value assets step-up	45,649	43,110	11,090
Impairment for property held for sales	—	10,663	47,042
Net operating loss carryforwards	994,564	1,746,906	5,537,472

Gross deferred tax assets	1,581,444	5,146,680	8,458,322
Valuation allowance	(994,564)	(2,015,366)	(3,207,372)

Total deferred tax assets	586,880	3,131,314	5,250,950

Analysis as:
Current	151,070	2,684,060	3,815,688
Non-current	435,810	447,254	1,435,262

Deferred tax liabilities:
Amortization of intangible and other assets	1,151,919	751,500	705,980

Total deferred tax liabilities	1,151,919	751,500	705,980

Analysis as:
Current	—	—	—
Non-current	1,151,919	751,500	705,980

Movement of the valuation allowance is as follows:

	2006	2007	2008
	$	$	$
Balance as of January 1,	248,775	994,564	2,015,366
Additions	779,554	1,005,463	1,847,356
Releases	(42,097)	(91,077)	(827,828)
Changes due to foreign exchange	8,332	106,416	172,478

Balance as of December 31,	994,564	2,015,366	3,207,372

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2006	2007	2008
PRC income tax rate	33.00%	33.00%	25.00%
Expenses not deductible for tax purposes	2.13%	1.08%	0.48%
Investment income under equity method	(1.09%)	—	(0.14%)
Tax exemption granted to group	—	(1.66%)	—
Effect of lower rates in certain domestic locations	(12.11%)	(14.35%)	(9.13%)
Effect of different tax rate of subsidiary operation in other jurisdiction	(1.26%)	(0.46%)	(0.37%)
Effect of new income tax law	—	(0.70%)	—
Valuation allowance movement	3.08%	2.11%	2.23%

	23.75%	19.02%	18.07%

Note: The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2006	2007	2008
	$	$	$
The aggregate dollar effect	—	633,549	—
Per share effect —basic	—	0.01	—

Per share effect—diluted	—	0.01	—

As of December 31, 2006, 2007 and 2008, the Group had net operating loss carryforwards of $3,243,683, $6,864,324 and $22,278,569, respectively, which will expire if not used between 2011 and 2013.
Undistributed earnings of the Company’s PRC subsidiaries of approximately $79 million at December 31, 2008 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. For distribution of those earnings generated before January 1, 2008, the distributions are exempt from PRC withholding tax.
17. Share-Based Compensation
During the year ended December 31, 2006, the Company adopted the Share Incentive Plan (“the Plan”), which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Company. Under the plan, the Company authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding, to grant as options or restricted shares over a three-year period. Options have a ten-year life. Share options granted under the Plan can be settled by the employee either by cash or net settled by shares.
On November 28, 2006, the Company granted options for the purchase of 436,364 shares to an employee. The options entitle the option holder to acquire ordinary shares of the Company at an exercise price of $3.30 per share. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries.

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
In 2007 and 2008, the Company granted options to certain employees, senior management and independent directors for the purchase of 1,215,000 and 1,356,000 ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of the Company at the exercise price ranging from $5.50 to $12.50 per share in 2007, and $9.53 to $24.30 per share in 2008, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.
Management has used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model were:

	2006	2007	2008
Average risk-free rate of return	4.50%	4.76%	3.98%
Weighted average expected option life	10 years	10 years	10 years
Average estimated volatility rate	49.0%	62.7%	59.3%
Average dividend yield	0.00%	0.00%	0.00%
On November 7, 2008, the Company modified the exercise price and vesting schedule of 2,014,166 outstanding options previously granted between July 23 2007 to August 2, 2008. The exercise price for these options was reduced from between $9.53 to $24.30 to $5.37. The vesting schedule of 1,794,166 of the 2,014,166 options was extended such that the options previously granted in 2007 and 2008 vest ratably over the two and three years subsequent to the modification date, respectively.
In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. Incremental compensation cost of the vested options amounting to $229,110 was immediately expensed. For those unvested or partially vested options, the Company will recognize incremental cost of $1,643,541 and the unrecognized compensation cost from the initial grant date over the modified requisite service period.
The total fair value of options vested, which reflected the modification of the options, was nil, nil and $2,167,030 during the years ended December 31, 2006, 2007 and 2008, respectively.
The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2007 and 2008 was $1.39, $3.80 and $7.47 per share, respectively. The weighted-average modification date fair value of modified options in 2008 was $2.44. The Company recorded compensation expense of $16,806, $751,222 and $4,399,831 for the years ended December 31, 2006, 2007 and 2008. There were no options exercised during the years ended December 31, 2006, 2007 and 2008, respectively.
A summary of options activity under the Plan as of December 31, 2008 and changes for the year then ended is presented below and all the amounts reflect the modification of exercise prices of options.

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value of options
		$		$
Outstanding, as of January 1, 2008	1,215,000	5.40
Granted	1,356,000	5.37
Exercised	—	—
Forfeited	(256,834)	5.37
Cancelled	—	—
Outstanding, as of December 31, 2008.	2,314,166	5.39	8.9 years	6,278,673
Vested and expected to vest as of December 31, 2008	2,126,589	5.39	8.9 years	5,766,588
Exercisable as of December 31, 2008	387,484	5.40	8.5 years	1,044,831

As of December 31, 2008, there was $10,943,400 of total unrecognized compensation expense related to unvested share options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years.
A summary of restricted share activity under the Plan as of December 31, 2007 and 2008 and changes in the periods is presented below:

	No. of	Weighted average
	restricted shares	grant-date fair value
		$
Unvested as of January 1, 2008	288,000	1.39
Granted	—	—
Vested	(144,000)	1.39
Forfeited	—	—

Unvested as of December 31, 2008	144,000	1.39

The total fair value of restricted shares vested in 2007 and 2008 was $206,226 and $200,160, respectively.
As of December 31, 2008, there was $184,861 of total unrecognized compensation expense related to restricted shares granted under the Plan. That cost is expected to be recognized over a weighted-average period of 0.92 years.
The weighted-average grant-date fair value of restricted shares granted during the year ended December 31, 2007 was $1.39 per share. The Company recorded compensation expense of $201,667 for the years ended December 31, 2007 and 2008. There were no restricted shares granted during the year ended December 31, 2006 and 2008.
On September 9, 2008, CRIC Holdings Limited (“CRIC”), a subsidiary of the Company adopted the Share Incentive Plan (“the CRIC plan”) to provide additional incentives to employees, directors and consultants who render services to CRIC. Under the CRIC plan, the maximum number of shares which may be issued shall be 15% of the total outstanding shares of the subsidiary on an as-converted basis as of the effective date of the CRIC plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC plan. Notwithstanding the foregoing, on the effective date of the CRIC plan and each of the third, sixth and ninth anniversaries of the effective date of the CRIC plan, no more than two million incentive share options may be issued.
18. Employee Benefit Plans
The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $317,630, $937,159 and $6,168,803 for the years ended December 31, 2006, 2007 and 2008, respectively, for such benefits.
19. Distribution of Profits
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
The amount of the reserve fund for the Group as of December 31, 2007 and 2008 was $1,833,378 and $1,974,026, respectively.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $91,685,432 as of December 31, 2008.
20. Segment Information
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
The Group has five operating segments: 1) primary real estate agency services; 2) secondary real estate brokerage services; 3) real estate consulting and information services; 4) real estate fund management and 5) advertising services for real estate projects. The last two operating segments did not meet the significance threshold for separate disclosure and have been classified in “other”. The Group’s chief operating decision maker reviews net revenue, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. Corporation expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.
The real estate consulting and information service line grew substantially in 2008 and had its revenue, costs and expenses reviewed separately by the Group’s chief operating decision maker and therefore was separated from the primary real estate agency service segment. Prior period information has been recast to be consistent with the current organization.
The following tables summarize the selected revenue and expense information for each operating segment:
For the years ended December 31,

		Secondary
		real estate	Real estate
	Primary real	brokerage	consulting
	estate agency	service	and information
2008	service segment	segment	service segment	Others	Non-allocated	Total
	$	$	$	$	$	$
Revenues from external customers	90,492,009	12,058,598	49,815,916	2,120,932	—	154,487,455
Cost of revenues	(27,179,848)	(1,725,941)	(2,855,398)	(94,661)	—	(31,855,848)
Selling, general and administrative expenses	(33,624,754)	(20,209,062)	(14,446,451)	(2,109,633)	(6,807,731)	(77,197,631)

Income/(loss) from operations	29,687,407	(9,876,405)	32,514,067	(83,362)	(6,807,731)	45,433,976
Interest expense	—	—	—	—	(2,420,468)	(2,420,468)
Interest income	551,545	30,475	416,769	8,152	2,055,572	3,062,513
Other income	1,209,253	22,483	(1,110,367)	—	1,849,112	1,970,481
Income before taxes, equity in an associate and minority interest	31,448,205	(9,823,447)	31,820,469	(75,210)	(5,323,515)	48,046,502
Income tax expense	(4,825,590)	52,535	(4,245,774)	306,271	—	(8,712,558)

Income before equity in an associate and minority interest	26,622,615	(9,770,912)	27,574,695	231,061	(5,323,515)	39,333,944
Income from investment in affiliated company	—	—	153,700	—		153,700

Net income/(loss) after taxes before minority interest	26,622,615	(9,770,912)	27,728,395	231,061	(5,323,515)	39,487,644

		Secondary
		real estate	Real estate
	Primary real	brokerage	consulting
	estate agency	service	and information
2007	service segment	segment	service segment	Non-allocated	Total
	$	$	$	$	$
Revenues from external customers	100,541,226	11,888,443	8,586,931	—	121,016,600
Cost of revenues	(22,859,701)	—	(650,364)	—	(23,510,065)
Selling, general and administrative expenses	(23,777,560)	(14,997,248)	(4,402,954)	(2,368,038)	(45,545,800)

Income/(loss) from operations	53,903,965	(3,108,805)	3,533,613	(2,368,038)	51,960,735
Interest expense	—	—	—	(621,903)	(621,903)
Interest income	884,139	36,274	2,797	1,566,458	2,489,668
Other income, net	753,476	96,372	(503,849)	(148,107)	197,892

Income before taxes and minority interest	55,541,580	(2,976,159)	3,032,561	(1,571,590)	54,026,392
Income tax expense	(10,312,711)	(4,506)	40,177	—	(10,277,040)

Net income/(loss) after taxes before minority interest	45,228,869	(2,980,665)	3,072,738	(1,571,590)	43,749,352

		Secondary
		real estate	Real estate
	Primary real	brokerage	consulting
	estate agency	service	and information
2006	service segment	segment	service segment	Non-allocated	Total
	$	$	$	$	$
Revenues from external customers	45,708,032	3,845,296	6,445,196	—	55,998,524
Cost of revenues	(10,062,254)	—	(181,714)	—	(10,243,968)
Selling, general and administrative expenses	(13,397,110)	(5,285,358)	(703,026)	(1,936,232)	(21,321,726)

Income/(Loss) from operations	22,248,668	(1,440,062)	5,560,456	(1,936,232)	24,432,830
Interest expense	—	—	—	(594,488)	(594,488)
Interest income	188,888	6,115	11,375	—	206,378

Income/(Loss) before taxes and minority interest	22,605,571	(1,433,947)	5,571,831	(2,530,720)	24,212,735
Income tax expense	(5,751,102)	—	—	—	(5,751,102)

Net income/(loss) after taxes before minority interest	16,854,469	(1,433,947)	5,571,831	(2,530,720)	18,461,633

Geographic
Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.
Major customers
Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2006	2007	2008
	$	$	$
Customer A	*	*	32,498,047
Customer B	*	25,478,208	*
Customer C	*	17,710,007	*

*	indicates the revenue from these customers was less than 10% in the stated periods.
Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	Years Ended December 31,
	2007	2008
	$	$
Customer B	*	20,533,748
Customer C	16,240,944	*

*	indicates the accounts receivables from the customer was less than 10% as at the stated year end.

Details of the customer deposits from customers accounting for 10% or more of total net customer deposits are as follows:

	Years Ended December 31,
	2007	2008
	$	$
Customer A	102,554,401	29,262,800
Customer C	12,527,661	—
Customer D	—	14,631,400
Customer E	—	9,949,352
21. Related Party Balances and Transactions
Amounts due from related parties are comprised of the following:

	As of December 31,
	2007	2008
	$	$
Customer and supplier	1,730,656	386,857
Other	1,043,332	362,217

Total amounts due from related parties	2,773,988	749,074

Amounts due to related parties are comprised of the following:

	As of December 31,
	2007	2008
	$	$
Management	(950,401)	(475,204)
Other	(1,621,998)	(146,314)

Total amounts due to related parties	(2,572,399)	(621,518)

(a) Customer and supplier
Transactions with customers who are related parties are as follows:

	Years Ended December 31,
	2006	2007	2008
	$	$	$
Revenue — Shanghai Yueshun Real Estate Development Co., Ltd.	167,858	2,801,505	321
Cost of revenues — Shanghai Xuyang Media Co., Ltd.	(257,971)	—	—
Selling and marketing expenses — Shanghai Xuyang Media Co., Ltd.	(105,322)	—	—

	As of December 31,
	2007	2008
	$	$
Accounts receivable — Shanghai Yueshun Real Estate Development Co., Ltd.	1,730,656	386,857

Shanghai Yueshun Real Estate Development Co., Ltd., is partially owned by Mr. Xin Zhou, the Group’s chairman. The Group has also engaged Shanghai Xuyang Media Co., Ltd., a company controlled by Mr. Zhou in 2006, for certain advertising services related to both ongoing sales projects and the Group’s own promotion and marketing.
(b) Management
The amount due to management represents consideration paid by management for unvested restricted shares.

(c) Affiliates

	As of December 31
	2007	2008
	$	$
Turbo Chance Co., Ltd. (1)	704,421	—
E-House Property Investment 1 (China) Limited (2)	338,911	362,217

Total amounts due from other related parties	1,043,332	362,217

E-House Property Investment 1 (China) Limited (2)	(1,621,998)	—

Shanghai Jin Yue Real Estate Development Co., Ltd. (3)	—	(146,314)

Total amounts payable to other related parties	(1,621,998)	(146,314)

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

(2)
Entity is partially owned by Xin Zhou and Nanpeng Shen, directors of the Company. In connection with a primary real estate project, the entity contributed 50% of the customer deposit paid to the developer client and is entitled to 50% of the project’s profits. For the years ended December 31, 2007, E-House Property Investment 1 (China) Limited had earned $1,621,998 from the project, all of which was recorded as cost of sales and was payable as of December 31, 2007. The Company was entitled to $339,181 in fund management fees from the project, all of which was recorded as other income and as a receivable as of December 31, 2007.

(3)	Xin Zhou is a director of the entity. The amount payable represents a loan to the Company. The amount is unsecured, interest free and has no fixed repayment term.
(d) Real Estate Investment Fund Management
In January 2008, the Group formed E-House China Real Estate Investment Fund I, L.P. (the “Fund”), which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner. The general partner will receive annual management fees and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, the Company’s chairman and chief executive officer, and Mr. Neil Nanpeng Shen, director of the company, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. The Group has no investment in the Fund.
The Group earned $1 million in management fee from the Fund in 2008, which had been fully collected in 2008.
(e) Other related party transactions
During years ended December 31, 2006 and 2007, the Group had short-term borrowings with outstanding balances of $10,244,960 and $6,845,000, respectively. These loans were guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Group’s chairman, Mr. Xin Zhou. The Group incurred no cost for obtaining such guarantees.
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

22. COMMITMENTS AND CONTINGENCIES
(a) Operating lease commitments
The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 60 months and are renewable upon negotiation. Rental expense was $2,506,809, $5,320,514 and $9,166,106 for the years ended December 31, 2006, 2007 and 2008, respectively.
Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2008 were as follows:

Year ending December 31	$
2009	9,491,096
2010	5,824,695
2011	2,508,622
2012	969,912
2013	243,265

Total	19,037,590

(b) Contingencies
The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.
The Group has a clawback obligation to the Fund for which the Group acts as the general partner. Carried interest is subject to clawback to the extent that the limited partners have not received a certain level of aggregate distributions or the carried interest exceeds a certain level based on cumulative results. The Group did not recognize any carried interest income for the year ended December 31, 2008 and the Group did not have any clawback obligations at the year then ended.
23. Subsequent Events
On January 1 2009, CRIC Holdings Limited (“CRIC”), a Cayman Island registered wholly owned subsidiary of the Company, granted options to purchase 12,000,000 of CRIC’s ordinary shares to certain employees at an exercise price of $1.50 per share, pursuant to a share incentive plan adopted in September 2008. The options expire ten years from the date of grant, 10,670,000 have one-fourth of the options vesting on each of the following four grant date anniversaries, 1,038,000 have one-third of the options vesting on each of the following three grant date anniversaries, 196,000 have half of the options vesting on each of the following two grant date anniversaries and 96,000 with the options vesting on the first grant date anniversaries.
On April 23, 2009, E-House Property Investment 1 (China) Limited paid the $362,217 outstanding amount due to the Group. On March 24, 2009, the Group paid the $146,314 amount due to Shanghai Jin Yue Real Estate Development Co., Ltd.
The Company repurchased a total of 277,174 ADSs for $1,860,226 in January 2009, which were retired in February 2009.

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

4.1
E-House Share Incentive Plan, as amended and restated on October 16, 2008 (incorporated by reference to Exhibit 10.1 from our S-8 registration statement (File No. 333-148058), filed with the Commission on December 23, 2008)

4.2	*	CRIC Share Incentive Plan adopted as of September 9, 2008

4.3
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

4.4
Form of Employment Agreement with the Registrant’s senior executives (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

4.5	*	Equity Pledge Agreement dated April 1, 2008 between Shanghai CRIC and Xin Zhou

4.6	*	Exclusive Equity Transfer Call Agreement dated April 1, 2008 between Shanghai CRIC, Tian Zhuo and Xin Zhou

4.7	*	Loan Agreement dated March 10, 2008, between Shanghai CRIC and Xin Zhou

4.8	*	Loan Agreement dated April 1, 2008 between Shanghai CRIC and Xin Zhou

4.9	*	Loan Agreement dated April 1, 2008 between Tian Zhuo and Xin Zhou

4.10	*	Loan Agreement dated September 8, 2008 between Shanghai CRIC and Xin Zhou

4.11	*	Loan Agreement dated September 8, 2008 between Tian Zhuo and Xin Zhou

4.12	*	Shareholder Voting Rights Proxy Agreement dated April 1, 2008 between Shanghai CRIC, Tian Zhuo and Xin Zhou

4.13	*	Consultancy Service Agreement dated April 1, 2008 between Shanghai CRIC and Tian Zhuo

8.1	*	Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-144451), as amended, initially filed with the Commission on July 10, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	*	Consent of Jin Mao PRC Lawyers

23.3	*	Consent of Fangda Partners

*	Filed with this Annual Report on Form 20-F.

33