Form 20-F
period 2009-12-31
E-HOUSE (CHINA) HOLDINGS LTD
filed 2010-04-23
CIK 1405658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
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
No. 333 North Chengdu Road
Shanghai, PRC 200041
People’s Republic of China
Phone: +86 21 6133 0808
Facsimile: +86 21 6133 0707
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

None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 80,324,227 ordinary shares, par value $0.001 per share, as of December 31, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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

INTRODUCTION	3

PART I	4

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE	4

Item 3. KEY INFORMATION	5

Item 4. INFORMATION ON THE COMPANY	27

Item 4A. UNRESOLVED STAFF COMMENTS	51

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	51

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	74

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	85

Item 8. FINANCIAL INFORMATION	95

Item 9. THE OFFER AND LISTING	96

Item 10. ADDITIONAL INFORMATION	98

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	105

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	106

PART II	108

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	108

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	108

Item 15. CONTROLS AND PROCEDURES	108

Item 16. AUDIT COMMITTEE FINANCIAL EXPERT	109

Item 16B. CODE OF ETHICS	109

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	109

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES None	109

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	110

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	110

Item 16G. CORPORATE GOVERNANCE	110

PART III	110

Item 17. FINANCIAL STATEMENTS	110

Item 18. FINANCIAL STATEMENTS	110

Item 19. EXHIBITS	110

Exhibit 4.5
Exhibit 4.6
Exhibit 4.9
Exhibit 4.10
Exhibit 4.13
Exhibit 4.15
Exhibit 4.16
Exhibit 4.17
Exhibit 4.18
Exhibit 4.19
Exhibit 4.20
Exhibit 4.21
Exhibit 4.22
Exhibit 4.23
Exhibit 4.24
Exhibit 4.25
Exhibit 4.26
Exhibit 4.27
Exhibit 4.28
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2

INTRODUCTION
Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
•	“CRIC system” refers to our proprietary real estate information database and analysis system;
•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share;
•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;
•
“primary real estate market” refers to the market for newly constructed residential and commercial real properties, “primary real estate agency services” refers to agency services provided for the primary real estate market, “secondary real estate market” refers to the market for existing residential and commercial real properties, and “secondary real estate brokerage services” refers to brokerage services provided for the secondary real estate market;

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

Unless the context indicates otherwise, “we,” “us,” “our company,” “our,” and “E-House” refer to E-House (China) Holdings Limited, a Cayman Islands company, its predecessor entities and its subsidiaries and consolidated variable interest entities.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3. KEY INFORMATION
A. Selected Financial Data
Selected Consolidated Financial Data
The following selected consolidated statement of operations data for the three years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
Our selected consolidated statement of operations data for the fiscal years ended December 31, 2005 and 2006 and our consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements not included in this annual report.
Our historical results do not necessarily indicate results expected for any future periods.

	As of and for the Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	38,661	55,999	121,016	154,487	299,538
Cost of revenues	(10,818)	(10,244)	(23,510)	(31,856)	(70,343)
Selling, general and administrative expenses	(13,250)	(21,322)	(45,546)	(77,197)	(125,721)
Gain from settlement of pre-existing relationship	—	—	—	—	2,101
Income from operations	14,593	24,433	51,960	45,434	105,575
Net income	11,416	18,462	43,750	39,488	117,382
Net (income) loss attributable to non-controlling interest	(268)	(355)	(2,024)	88	(17,104)
Net income attributable to E-House shareholders	11,148	18,107	41,726	39,576	100,278
Earnings per ordinary share and ADS(1):
Basic	$0.22	$0.27	$0.62	$0.48	$1.26
Diluted	$0.22	$0.27	$0.56	$0.48	$1.25
Dividends per ordinary share:
Basic	0.07	0.08	—	—	—
Weighted average number of ordinary shares used in per share calculations:
Basic	50,000,000	50,000,000	60,386,083	81,818,972	79,643,079
Diluted	50,000,000	67,372,353	74,555,709	82,110,430	80,456,210

Consolidated Balance Sheet Data:
Cash and cash equivalents	12,712	24,306	101,148	225,663	548,062
Total assets	48,231	89,430	329,553	519,913	1,472,125
Total current liabilities	39,895	28,751	54,510	108,672	115,147
Mezzanine equity	—	24,828	—	—	—
Total E-House shareholders’ equity	5,242	32,370	271,173	403,298	857,766

Note:	(1) Each ADS represents one ordinary share.

Exchange Rate Information
Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8259 to US$1.00, the certified exchange rate in effect on December 31, 2009. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 16, 2010, the certified exchange rate was RMB6.8253 to US$1.00.
The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange Rate
Period	Period End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
November	6.8265	6.8270	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8269	6.8262	6.8270	6.8254
April (through April 16, 2010)	6.8253	6.8252	6.8263	6.8229

Source: Federal Reserve Statistical Release
(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in real estate prices. For example, following a period of rising real estate prices and transaction volumes in most major cities, the industry experienced a severe downturn in 2008, with transaction volumes in many major cities declining by more than 40% compared to 2007. Average selling prices also declined in many cities during 2008. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors.
Since early 2009, China’s real estate market has rebounded and many cities have experienced increases in real estate prices and transaction volumes. This rebound has coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis.
To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected. As a significant portion of our operations is concentrated in Shanghai, Jiangsu Province and Zhejiang Province, where we generated in the aggregate approximately 39.7%, 50.6% and 50.8% of our total revenues in 2007, 2008 and 2009, respectively, any decrease in demand or real estate prices or any other adverse developments in these regions may materially and adversely affect our total real estate transaction volumes and average selling prices, which may in turn adversely affect our revenues and results of operations.
Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.
The real estate industry in China is subject to government regulations, including measures that are intended to affect the growth rate of the industry.
Before the global economic crisis in 2008, the PRC government had adopted a series of measures to restrain what it perceived as unsustainable growth in the real estate market. For example, the State Council and other related government agencies introduced regulations in 2006 that increased mandatory minimum down payments from 20% to 30% of the purchase price for properties with a floor area of more than 90 square meters and imposed a business tax on total proceeds from the resale of properties held for less than five years.
In 2008, the PRC government relaxed some restrictions and introduced measures aimed at stimulating residential property purchases by individuals and stabilizing the real estate market. On October 22, 2008, for example, the Ministry of Finance, the State Administration of Taxation and the People’s Bank of China lowered transaction taxes, minimum down payment requirements, and the mortgage interest rate for certain residential real estate transactions. In December 2008, the General Office of the State Council promulgated rules that exempted certain residential real estate transactions from business tax and urban real estate tax.

In 2009, the PRC government started tightening its real estate policies again in response to rising property prices and perceptions of widespread property speculation. On January 1, 2010, the Ministry of Finance and the State Administration of Taxation re-imposed the business tax on total proceeds from the resale of certain residential properties held for less than five years. The China Banking Regulatory Authority withdrew its earlier policy and emphasized the minimum 40% down payment requirement for mortgages for second properties. On March 8, 2010, the Ministry of Land and Resources issued a circular to further strengthen the supervision on land supply, requiring a real estate developer to pay at least 50% of the land premium within one month and 100% within one year after the land use right contract is executed. On April 17, 2010, the State Council issued the Circular on Firmly Restraining Soaring Housing Prices in Certain Cities. According to this circular,
•	Down payment for the first self-use housing unit purchased by a family with a gross construction area of more than 90 square meters must be no less than 30% of the purchase price;
•	The minimum down payment for the second housing unit purchased by a family is increased from 40% to 50% and the loan interest rate must be no less than 110% of benchmark lending interest rate;
•
Down payment for the third or more housing unit purchased by any family and the loan interest rate must be further increased significantly based on the rate for the first and second housing units, as determined by commercial banks based on their assessment of the risks;

•
In regions where commercial housing unit prices are too high or have risen too fast or supply of housing units is insufficient, commercial banks may suspend extending loans to families for their purchases of the third or more housing unit, and may suspend extending loans to individuals for their purchase of housing units outside the region where they reside if they cannot furnish evidence of their payment of tax or social insurance premium for at least one year locally in the region where the subject housing units are located; and

•	Local governments are allowed to limit the total number of housing units one can purchase in certain period in light of the local situation.
Such efforts by the government to slow down property price appreciation could reduce the activities in the real estate market and lessen real estate transaction volume, and prevent developers from raising capital they need or increase their costs to start new projects. We cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies are in or are just emerging from recession. While there has been improvement in some areas, it is still unclear whether the recovery is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical tensions, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. Global economic trends have a significant impact on the Chinese economy, and any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
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
Failure to maintain or enhance our brands or image could have a material adverse effect on our business and results of operations.
We believe our “E-House” brand is associated with a leading integrated real estate services company with consistent high-quality services among both real estate developers and individual real estate buyers in China. However, the “CRIC” brand associated with our real estate information and consulting services and the “leju” brand associated with our online real estate business have not yet achieved an equal level of recognition separate from the “E-House” brand within the real estate industry in China. Our brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.
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
We have experienced substantial growth since our inception. We increased our revenues and our net income from $38.7 million and $11.4 million, respectively, in 2005, to $299.5 million and $117.4 million, respectively, in 2009, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our operating results or profitability could be adversely affected.
If we fail to successfully execute the business plans for our strategic alliances and other new business initiatives, our anticipated growth and prospects may be materially and adversely affected.
Since 2008, we have formed strategic alliances with a number of leading real estate developers in China including China Vanke Co., Ltd., or Vanke; Evergrande Real Estate Group, or Evergrande; Neo-China Group (Holdings) Limited, or Neo-China; Star River Property Holding Limited, or Star River; COFCO Property (Group) Co. Ltd., or COFCO; Shanghai Jingrui Properties (Group) Co, Ltd., or Jingrui; and Glorious Property Holding Limited, or Glorious Property. Under these strategic cooperation arrangements, we act as the exclusive sales agent for over 80 projects across China with over 50 million square meters of gross floor area, or GFA, in aggregate. The success of these strategic alliances depends on, among others, our successful sales and marketing of the projects and properties and the developers’ ability to make timely delivery of properties in satisfactory quality and quantity. If we fail to successfully market and sell these new properties, we may not be able to continue the existing strategic alliances or enter into new strategic relationships with leading real estate developers and our anticipated growth and prospects may be materially and adversely affected.
In October 2009, our subsidiary, China Real Estate Information Corporation, or CRIC, completed its initial public offering and merged with the online real estate business of SINA Corporation, or SINA. CRIC has limited experience in operating a real estate Internet business and may also encounter difficulties in integrating acquired operations, services, corporate culture and personnel into its existing business and operations, which in turn may also adversely affect our growth and prospects.
In January 2008, we expanded our service offerings by managing a real estate investment fund formed to invest in China’s real estate sector through diversified investment strategies. In January 2010, we formed and started managing another investment fund, E-House Shengyuan Equity Investment Center, in Shanghai, which seeks equity investment in businesses and assets we are familiar with. We have limited experience in managing investment funds. If we fail to identify and invest in projects that would generate reasonable returns as expected by the investors of the funds, we may not be able to raise additional funds to further expand our real estate investment management business, which in turn may adversely affect our anticipated growth and prospects.

We may lose our competitive advantage if we fail to obtain and maintain accurate, comprehensive and reliable data in our CRIC system or prevent disruptions or failure in the performance of our CRIC system.
We have devoted substantial resources to developing, maintaining and updating our proprietary real estate information database and analysis system, which we refer to as the CRIC system. Our ability to provide consistent high-quality services and maintain our competitive advantage relies in large part on the accuracy, comprehensiveness and reliability of the data contained in our CRIC system. The task of establishing and maintaining accurate and reliable data is challenging. We rely on third-party data providers for a significant amount of the information in our CRIC system. While we attempt to ensure the accuracy of our data by using multiple sources and performing quality control checks, some of the data provided to us may be inaccurate. If our data, including the data we obtain from third parties, is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could adversely affect our business and financial performance. In addition, our staff use integrated standard internal processes to update our CRIC system. Any inefficiencies, errors or technical problems with related applications could reduce the quality of our data, which may result in reduced demand for our services and a decrease in our revenues. Any frequent or recurring disruption or failure in the performance of our CRIC system could also adversely affect the quality of our services and damage our reputation and our effort to successfully market the CRIC system. Our system is vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, hacking or other attempts to disrupt our systems, and similar events. Our servers, which are located in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Our disaster recovery planning does not account for all possible scenarios. If we experience frequent or persistent system failures, the quality of our services and our reputation could be harmed. The steps we need to take to increase the reliability of our CRIC system and to maintain complete backup may be costly, which could reduce our operating margin, and such steps may not reduce the frequency or duration of system failures and service interruptions.
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
Although we are one of the largest real estate services companies in China, our relative competitive position varies significantly by service type and geographic area. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels or ensure that we will not encounter increased competition. Many of our competitors are local or regional firms, such as World Union Real Estate Consultancy (China) Ltd. and Hopefluent Group Holdings Limited, whose aggregate business may be smaller than ours but which may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as Jones Lang LaSalle and IFM Investments Limited (operator of the Century 21 secondary real estate brokerage network). These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.
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
We generated 83.4%, 57.4% and 61.2% of our total revenues from primary real estate agency services in 2007, 2008 and 2009, respectively. Although we are expanding our service offerings, we expect to continue to rely on primary real estate agency services to generate a significant portion of our revenues for the foreseeable future. Revenues from primary real estate agency services are typically generated on a project-by-project basis and are non-recurring in nature. This may contribute to the fluctuations in our period-to-period operating results.
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
In 2007, 2008 and 2009, revenues derived from services we rendered to the top ten clients in each of those years accounted for approximately 59.7%, 68.4% and 50.6%, respectively, of our total revenues. Two real estate developer clients each contributed over 10% of our total revenues in 2007 and one real estate developer client accounted for over 10% of our total revenues in 2008 and 2009. In the future, these real estate developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all. Should these real estate developers terminate or substantially reduce their business with us and we fail to find alternative real estate developers to provide us with revenue-generating business, our financial condition and results of operations may be materially and adversely affected.
We face long cycles to settle our accounts receivable, which could materially and adversely affect our results of operations.
As part of the industry practice, many of our developer clients elect to settle our commission only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients and collect the commissions owed to us. This also results in large accounts receivable balances. As of December 31, 2009, our billed and unbilled accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $153.5 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.

To improve the security of our accounts receivable and deposits, we sometimes enter into agreements with our developer clients whereby they agree to use existing properties or the right to properties under construction as collateral against amounts owed to us. In the event of non-payment, we would then resell the properties or the right to properties under construction for cash. The resale price is subject to market conditions and could fall short of the amounts owed to us against which these properties or rights to properties under construction are used as collateral, in which case we would need to write off a portion of our accounts receivable or deposits, which could materially and adversely affect our results of operations.
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
We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Xin Zhou, our executive chairman, is particularly important to our future success due to his substantial experience and reputation in the real estate industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.
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
Any competitive advantage that we derive from our CRIC system depends in large part on our protecting our proprietary rights in it. We have imposed contractual obligations on employees and consultants and have taken other precautionary measures to maintain the confidentiality of our proprietary information and restricted the use of the proprietary information other than for our company’s benefit. If our employees and consultants do not honor their contractual obligations and misappropriate our database and other proprietary information, our business would suffer as a result.
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
We have collected and compiled in our CRIC system real estate-related news articles, reports, floor plans, architectural drawings, maps and other documents and information prepared by third parties. Because the content in our database is collected from various sources and distributed to others, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. Although we do not use the information we obtain from clients during the course of providing real estate consulting services, the same information derived from other sources may be found in our database. In such cases, we could be subject to breach of confidentiality or similar claims, whether or not having merit, by those clients. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties.
We have in the past been subject to claims by individuals claiming rights in certain of the maps, drawings and documents made available on the CRIC system or otherwise provided to our clients. Any lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could have a material impact on our ability to operate or market our CRIC system, harm our reputation and have a material adverse affect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of the data we offer to our clients could be reduced, or our methodologies or services could change, which may adversely affect the usefulness of our CRIC system and our ability to attract and retain clients.

If we fail to obtain or keep licenses and permits applicable to the various real estate services we provide, we may incur significant financial penalties and other government sanctions.
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
We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. We sometimes hire a professional consultant to assist us in such efforts. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.
Our management has concluded that our internal control over financial reporting was effective as of December 31, 2009. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2009. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Any natural or other disaster, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.
Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. On May 12, 2008, a severe earthquake measuring approximately 8.0 on the Richter scale occurred in Sichuan province of China, resulting in significant casualties and property damage and a sharp decline in real estate transactions in the affected areas. On April 14, 2010, another earthquake struck China’s Qinghai Province causing severe damage and casualties in the area. As we do not have operations in Qinghai, the recent earthquake did not have material adverse impact on our company. However, if any other similar disaster or extraordinary events were to occur in the area where we operate in the future, our ability to operate our business could be seriously impaired.
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
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating the advertising services business and real estate Internet business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the Internet information services industry, we could be subject to severe penalties.
E-House (China) Holdings Limited, or E-House Holdings, is a Cayman Islands company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the advertising and Internet industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. We rely on Shanghai Tian Zhuo Advertising Co., Ltd., or Tian Zhuo, to operate our real estate advertising services business and on Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, to operate our real estate Internet business. Tian Zhuo and Beijing Leju hold the licenses and approvals that are essential for our business operations.
CRIC, our majority-owned subsidiary, has entered into, through its wholly-owned subsidiaries, Shanghai CRIC Information Technology Co., Ltd, or Shanghai CRIC, and Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, a series of contractual arrangements with Tian Zhuo, Beijing Leju and their respective shareholders which provide CRIC with the substantial ability to control Tian Zhuo and Beijing Leju and makes CRIC their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.”

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the advertising industry or the Internet business, or if the PRC government otherwise finds that we, Tian Zhuo or Beijing Leju are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information services companies, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;
•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;
•	imposing fines or confiscating the income of our PRC subsidiaries or affiliates;
•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;
•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or
•	taking other regulatory or enforcement actions that could be harmful to our business.
The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business and adversely affect our financial condition and results of operations.
Furthermore, as part of the contractual arrangements described above, the shareholders of Tian Zhuo and Beijing Leju entered into equity pledge agreements with Shanghai CRIC and Shanghai SINA Leju, respectively, two subsidiaries of CRIC. According to the PRC Property Rights Law, these pledges will only be effective upon registration with the relevant local office for the administration for industry and commerce. Shanghai SINA Leju has completed the registration of the pledge of the equity interest in Beijing Leju, while Shanghai CRIC is still in the process of registering the pledge of the equity interest in Tian Zhuo. We cannot assure you that Shanghai CRIC will ever be able to complete such registration procedures. If the pledge of the equity interests in Tian Zhuo is not registered, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arise regarding the pledged equity interest or that Shanghai CRIC’s interests as pledgee will prevail over those of third parties.
We rely on contractual arrangements with Tian Zhuo, Beijing Leju and their shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.
We rely on contractual arrangements with Tian Zhuo, Beijing Leju and their shareholders to operate our real estate advertising business and our real estate Internet business. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Tian Zhuo or Beijing Leju. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Tian Zhuo and Beijing Leju, and our ability to conduct our business may be negatively affected.

The shareholders of Tian Zhuo and Beijing Leju may have conflicts of interest with us. Tian Zhuo is jointly owned by Mr. Xin Zhou, our founder and executive chairman, and Mr. Xudong Zhu, a director of CRIC. Conflicts of interests between their dual roles as shareholders of Tian Zhuo and as directors of our company and CRIC may arise. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company and CRIC or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause Tian Zhuo and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us and CRIC to effectively control Tian Zhuo and its subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between Mr. Zhou or Mr. Zhu and our company. We rely on them to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to our company, which requires him to act in good faith and in the best interests of our company and not to use his position for personal gain. If we cannot resolve any conflicts of interest or disputes between us and Mr. Zhou, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings. In addition, Beijing Leju is jointly owned by Mr. Xudong Zhu and Mr. Jun Luo, a co-president of CRIC. They may potentially have the same conflicts of interests as described above.
Contractual arrangements we have entered into with Tian Zhuo and Beijing Leju may be subject to scrutiny by the PRC tax authorities and a finding that we, Tian Zhuo or Beijing Leju owe additional taxes could reduce our net income and the value of your investment.
Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Tian Zhuo or Beijing Leju do not represent an arm’s-length price and adjust the taxable income of Tian Zhuo, Beijing Leju or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expenses deductions recorded by Tian Zhuo, Beijing Leju or their subsidiaries, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.
Risks Related to Doing Business in China
Changes in PRC government policies could have a material adverse effect on overall economic growth in China, which could adversely affect our business.
We conduct substantially all of our business operations in China. As the real estate industry is highly sensitive to business spending, credit conditions and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government may implement measures that are intended to benefit the overall economy even if they would be expected to have a negative effect on the real estate industry. For example, on January 3, 2008, the State Council issued a Notice on Promoting Economization of Land Use, which urges the full and effective use of existing construction land and the preservation of farming land.

The real estate industry is particularly sensitive to credit policies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at stimulating economic growth. The People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in late 2008 and kept them unchanged in 2009. In 2009, total new lending reached RMB9.6 trillion (approximately $1.4 trillion), representing an increase of RMB4.7 trillion (approximately $0.7 trillion) from the previous year. As of the end of 2009, the outstanding balances of RMB loans extended by financial institutions totaled RMB40.0 trillion (approximately $5.9 trillion), representing an increase of 31.7% from the end of 2008. Beginning in January 2010, the People’s Bank of China has twice raised the statutory deposit reserve ratio by 0.5% in order to curb credit expansion. We cannot assure you that China will always have stable economic growth in the future or that changes in credit policies that are intended to create stable economic growth will not adversely impact the real estate industry.
Uncertainties with respect to the Chinese legal system could adversely affect us.
We conduct our business primarily through our subsidiaries and variable affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
Governmental control of currency conversion may affect the value of your investment.
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade- related transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.
The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.
As our costs and expenses are mostly denominated in RMB, a resumption of the appreciation of the RMB against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and variable interest entities in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material adverse effect on the market price of our ADSs and your investment.
PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
SAFE issued a public notice in October 2005 requiring PRC domestic residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC domestic residents who are beneficial owners of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident beneficial owners are also required to amend their registrations with the local SAFE branch in certain circumstances. We are aware that our PRC domestic resident beneficial owners subject to the SAFE registration requirement have registered with the Shanghai SAFE branch and are in the process of amending certain applicable registrations with the Shanghai SAFE.
We cannot provide any assurances that all of our beneficial owners who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into out PRC subsidiaries, or limit our PRC subsidiaries’ ability to pay dividends or make other distributions to our company or otherwise adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas publicly listed company is listed or a qualified institution designated by the overseas publicly listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. We and our PRC employees who have been granted stock options are subject to this rule. We cannot assure you that we and our PRC optionees will complete such registration procedures in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulations on Employee Share Options.”
PRC regulations relating to acquisitions in China may subject us to requisite approval by the Ministry of Commerce and the failure to obtain such approval could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulation, jointly issued by six PRC regulatory agencies and amended by the Ministry of Commerce in 2009, include provisions that purport to require the Ministry of Commerce’s approval for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. However, the interpretation and implementation of the M&A Regulation remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on foreign acquisitions among related parties.
In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise be restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo, our variable interest entity, and its shareholder, which provide us with substantial ability to control Tian Zhuo. After the transfer of 10% equity interests in Tian Zhuo from Mr. Xin Zhou to Mr. Xudong Zhu in July 2009, we entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders which continue to provide us with substantial ability to control Tian Zhuo. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo.”
If the Ministry of Commerce subsequently determines that their approval was required for such contractual arrangements, we may need to apply for a remedial approval. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Inability to obtain such approval or waiver from the Ministry of Commerce may have material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of our U.S. dollars funds into the PRC, or take other actions that could have further material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Our holding company relies principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of our PRC subsidiaries to make payments to our holding company could have a material adverse effect on its ability to fund our operations, make investments or acquisitions, or pay dividends.
E-House Holdings, is a holding company, and it relies principally on dividends from our subsidiaries in China to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and service any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House Holdings. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to E-House Holdings. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to E-House Holdings could materially and adversely limit its ability to fund our business operations, make investments or acquisitions that could be beneficial to our businesses or pay dividends.
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
Shanghai CRIC qualifies as a “high and new technology enterprise”, which entitles it to a preferential enterprise income tax rate of 15% from 2008 to 2010, subject to its maintenance of the “high and new technology enterprise” status. In addition, various local governments in China have provided discretionary preferential tax treatments to us. However, at any time, these local governments may decide to reduce or eliminate these preferential tax treatments. Furthermore, these local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes as a result. We are required under U.S. GAAP to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of these preferential tax treatments and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.
Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company will be subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding, or the tax is otherwise exempted or reduced pursuant to PRC tax laws.
Under the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), effective on October 1, 2009, our Hong Kong subsidiaries need to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. To date, the State Administration of Taxation has not published more detailed implementing regulations for these measures. The PRC State Administration Taxation further clarified in a circular that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as the “beneficial owner” of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.
In addition, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. A subsequent circular issued by the State Administration of Taxation provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC.
If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, may be exempt from PRC tax since such income is exempted under the PRC Enterprise Income Tax Law to a PRC resident recipient. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions. If we were considered a PRC resident enterprise, dividends distributed to our investors by us, as a PRC resident, would be subject to the 10% PRC withholding tax, unless our non-PRC entity investors’ jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. In addition, if we receive income other than dividends, our profitability and cash flow would be adversely impacted due to our worldwide income being taxed in China under the PRC Enterprise Income Tax Law.

Foreign ownership of the real estate agency and brokerage business in China is restricted under the recent PRC regulation. This may limit our ability to establish our new PRC operating entities or to increase registered capital of existing entities in the future.
E-House Holdings is a Cayman Islands company and a foreign person under PRC law. Pursuant to the Foreign Investment Industrial Guidance Catalogue as most recently amended on December 1, 2007, the PRC government classifies real estate agency companies and real estate brokerage companies within the restricted category for foreign investment. We would require approval from the Ministry of Commerce or its local branch in order to establish new PRC operating entities or to increase the registered capital of our existing PRC operating entities. It may be difficult and time-consuming for us to obtain such approval, or we may not be able to obtain it at all. Accordingly, these approval requirements may hamper our ability to expand our real estate agency and brokerage business in China.
Risks Related to Our ADSs
The market price for our ADSs has been and may continue to be volatile.
The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:
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
In addition, the securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. These market fluctuations may also materially and adversely affect the market price of our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2010, we have 80,324,227 ordinary shares outstanding, 94,507 of which have been issued to our depositary and reserved for future grants under our share incentive plan, and over 30% of which are available for sale subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
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
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because our holding company is incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.
Our holding company is incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
Based on the price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2009. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for the current taxable year ending December 31, 2009 or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. If we are a PFIC for any taxable year during which U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. Holders. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries and consolidated affiliated entities. We commenced operations in 2000 through Shanghai Real Estate Sales (Group) Co., Limited, or E-House Shanghai, a limited liability company established in China, and its subsidiaries and affiliates. We first achieved profitability in 2002. One of the initial investors of E-House Shanghai was our executive chairman, Mr. Xin Zhou. In August 2004, we established our holding company, E-House Holdings, in the Cayman Islands as an exempted company with limited liability. After a series of transactions, E-House Shanghai became a wholly-owned subsidiary of E-House Holdings in April 2005 and that E-House Holdings was owned by the same group of investors with the same ownership proportions as E-House Shanghai prior to these transactions.
In April 2006, we issued and sold an aggregate of 22,727,272 Series A preferred shares to a group of private equity investors. Each Series A preferred share was automatically converted to 0.58 ordinary shares upon our initial public offering in August  2007. On August 8, 2007, our ADSs began trading on the New York Stock Exchange under the ticker symbol “EJ.” Including the exercise of an over-allotment option, we issued and sold a total of 13,167,500 ADSs, representing 13,167,500 ordinary shares, and the selling shareholders sold an additional 3,622,500 ADSs, representing 3,622,500 ordinary shares, in each case at an initial offering price of $13.80 per ADS. On February 1, 2008, we completed our second public offering, in which we issued and sold a total of 6,000,000 ADSs, representing 6,000,000 ordinary shares, and a selling shareholder sold an additional 900,000 ADSs, representing 900,000 ordinary shares, in each case at a public offering price of $17.00 per ADS.
On October 16, 2009, our subsidiary CRIC listed its ADSs, each representing one ordinary share, on the NASDAQ Global Select Market in connection with an initial public offering. CRIC issued a total of 20,700,000 ADSs at $12.00 per ADS in connection with its initial public offering. Concurrent with completion of the initial public offering, CRIC also completed a merger with SINA’s online real estate business. Following these transactions, we remained the majority shareholder of CRIC, holding 50.04% of CRIC’s total outstanding shares, and SINA became CRIC’s second largest shareholder holding 33.35% of CRIC’s total outstanding shares. We purchased 3,033,333 shares from Modern Information Ltd., another shareholder of CRIC, at a market price of $12.28 per share on December 1, 2009. As a result of the purchase, we now hold 52.17% of the total outstanding shares of CRIC.
Our principal executive offices are located at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China. Our telephone number at this address is +8621 6133 0808. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. In addition, we have 41 branch offices in mainland China, and a branch office in each of Hong Kong and Macau. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
Overview
We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services, real estate information and consulting services, real estate advertising services, real estate online services and real estate investment fund management services. We were ranked as the largest real estate agency and consulting services company in China for six consecutive years from 2004 to 2009 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold, and geographic coverage.

We sold an aggregate of approximately 24.2 million square meters of primary properties with a transaction value totaling approximately RMB190.1 billion ($26.7 billion) from 2001 to 2009 for real estate development projects in 47 cities in China. We operate through an extensive network of over 4,000 real estate sales professionals. Our service offerings are enhanced by our team of experienced and dedicated real estate research staff and our CRIC system. We believe the CRIC system is the only information system that provides up-to-date, comprehensive and in-depth information covering residential and commercial real estate properties in all major regions in China. Our clients include leading domestic and international real estate developers.
We have received numerous awards and accolades for our innovative and high-quality services, including the “Leading Brand Name in China’s Real Estate Consulting and Agency Industry” from the China Real Estate Top 10 Committee from 2006 to 2009, and “China Enterprises with the Best Potential” from Forbes in 2009.
We have experienced substantial growth since our inception in 2000. Within two years of our inception, we became a leader in the real estate services market in Shanghai. Since then, we have expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $38.7 million in 2005 to $299.5 million in 2009, representing a compound annual growth rate, or CAGR, of 66.8%. At the same time, our net income attributable to E-House shareholders increased from $11.1 million in 2005 to $100.3 million in 2009, representing a CAGR of 73.4%. We intend to continue to grow each existing line of our business and further expand our geographic reach and service offerings to serve the evolving needs of our clients and capture growth opportunities in the real estate service industry. We derive substantially all of our revenues from our operations in China.
Our Services
We provide six principal types of services:
•	primary real estate agency services,
•	secondary real estate brokerage services,
•	real estate information and consulting services,
•	real estate advertising services,
•	real estate online services, and
•	real estate investment fund management.
We conduct our real estate information and consulting services, real estate advertising services and real estate online services through our majority-owned subsidiary, CRIC. We may continue to offer new complementary services to capture market trends and to serve the evolving needs of our clients.
Primary Real Estate Agency Services
Our principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services to real estate developers. Primary real estate agency services accounted for 83.4%, 57.4% and 61.2% of our total revenues in 2007, 2008 and 2009, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
Total GFA of new properties sold (thousands of square meters)	3,985	4,115	11,098
Total value of new properties sold (millions of $)	3,929	4,478	12,732
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

We usually commence our services by preparing a customized marketing plan for the project. We develop a signature identity and brand that are distinctive to a project, establishing long-term awareness of the project among prospective purchasers in the primary market and benefiting future sales in the secondary market. We assemble profiles of typical buyers and select public relations and advertising companies to design the marketing materials and marketing venues based on the profiles. We leverage the pictorial library of our CRIC system and incorporate elements from past successful marketing and advertising campaigns in our marketing and advertising materials. Our marketing efforts cover the print media, television, Internet, billboards in public spaces, housing exhibits and entertainment events.
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
We also generate sales by contacting targeted customers with information on selected projects. We have a nationwide “E-House Membership Club” with approximately 700,000 members as of December 31, 2009. We frequently promote new properties to members who have indicated their preferences for new properties. We also contact potential customers in our customer databases based on the customer profiles and preferences. Furthermore, we leverage our operations in the secondary real estate brokerage services market by setting up off-site sales locations at our flagship retail stores to promote new developments and provide visitors with similar presentations as the ones held in our on-site sales centers.
We have significantly expanded our primary real estate agency services by forming strategic alliances with leading real estate developers such as Evergrande, Vanke, Neo-China, Star River, COFCO, Jingrui, Luneng, and Glorious Property. These strategic alliances provide us with a substantial increase in both GFA immediately available for sale as well as a project pipeline for future sales. They also help us expand into new cities and regions. We plan to continue to form strategic alliances with leading real estate developers.
Secondary Real Estate Brokerage Services
We provide secondary real estate brokerage services and plan to expand our listing and brokerage services. The listing and brokerage services include both sales and rentals. Secondary real estate brokerage services accounted for 9.8%, 9.6% and 9.5% of our total revenues in 2007, 2008 and 2009, respectively. As of December 31, 2009, we had a total of 109 stores, including 65 in Shanghai, 29 in Hangzhou, 10 in Wuhan, 4 in Hong Kong and 1 in Macau. In 2009, we facilitated 11,567 secondary real estate sales transactions totaling approximately $1.8 billion in transaction value and 3,443 secondary properties rental transactions totaling approximately $2.6 million in total monthly rental value.

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
Real Estate Information and Consulting Services
We provide real estate information and consulting services through CRIC, our majority-owned subsidiary. Our real estate information and consulting services are tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs. Real estate information and consulting services accounted for 6.8%, 31.8% and 20.6% of our total revenues in 2007, 2008 and 2009, respectively.
Real Estate Information Services. CRIC provides two levels of real estate information services relying upon its CRIC system: data subscription services and data integration services.
•	Data Subscription Services. CRIC markets and sells, on a subscription basis, the use of its CRIC system.
•
Data Integration Services. In addition to basic subscriptions, CRIC also offers data integration services by leveraging the information and data contained in the CRIC system and its flexible design and analytical capabilities. These premium services include, in addition to access to the CRIC system, periodic research reports and analysis that suit the specific needs and requirements of individual clients.

Real Estate Consulting Services. CRIC’s consulting services include services designed to help real estate developer clients formulate solutions to meet their specific needs and services designed to facilitate large-scale land or development project purchase and sale transactions. In certain instances, CRIC agrees to a consulting arrangement wherein payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. In other instances, CRIC provides services periodically during the development stage of a real estate project, such as monthly market updates. CRIC offers services for a wide range of developments, including residential, commercial, office, lodging, industrial, tourism, and cultural developments. The following is a description of some principal types of consulting services CRIC provides.

Real Estate Advertising Services
In 2008, we began providing real estate advertising design and sales services in China through CRIC’s variable interest entity, Tian Zhuo, and its subsidiaries. We currently provide real estate advertising design services in 11 cities in China. In addition, starting in 2009 in Shanghai, we make wholesale purchases of advertising space in print and other media and resells them to our developer clients.
Real Estate Online Services
We operate a real estate Internet business in China that provides region-specific real estate news, information, property data and access to online communities to real estate consumers and participants through local websites covering 83 cities across China as of December 31, 2009. We have offices in 22 major cities that have relatively large populations and good potential for real estate advertising and cooperate with local hosting partners to operate local real estate websites in another 61 cities across China. Our local presence in each of these cities allows us to tailor our advertising offerings to local conditions and the needs of local real estate developers, agents, brokers, suppliers, service providers and individual consumers.
Concurrent with CRIC’s initial public offering in October 2009, CRIC merged with SINA’s online real estate business. As a result of this transaction, CRIC obtained the rights to operate SINA’s real estate and home furnishing channels for a period of 10 years. In addition, through an agency agreement with SINA, CRIC became the exclusive advertising agent of SINA’s non-real estate channels, for advertising sold to real estate advertisers. Leveraging SINA’s strong brand recognition and market influence in China’s online space and its large user base, our online real estate business enables real estate advertisers to reach target audiences in many of China’s major cities.

Our online real estate business generates substantially all of its revenues from sales of online advertising. Real estate advertisers on the real estate websites primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services. In 2009, the majority of our revenues from online advertising were derived from sales through advertising agencies, and the remainder from sales through our direct sales force.

Real Estate Investment Fund Management
In January 2008, we formed a real estate investment fund, E-House China Real Estate Investment Fund I, L.P., or the Fund, with initial commitments of $100 million. Investors in the Fund include both institutions and high net worth individuals, including Mr. Xin Zhou, our executive chairman, and Mr. Neil Nanpeng Shen, our director. We have no investment in the Fund. We manage the Fund through our 51% owned subsidiary, E-House Real Estate Asset Management Limited, which acts as the Fund’s general partner. The Fund pays annual management fees and performance-related carried interest to the general partner. The Fund invests in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain.
In January 2010, we formed a limited partnership, E-House Shengyuan Equity Investment Center, or the Center, in Shanghai, which seeks equity investment in china’s real estate sector. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as the Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. We had an investment commitment of RMB65 million (equivalent to $9.6 million) to the Center, half of which was paid in February 2010. Mr. Xin Zhou, our executive chairman, had an investment commitment of RMB40 million ($5.9 million) to the Center, half of which was paid in February 2010.
We believe our knowledge and expertise in the PRC real estate industry, including our proprietary CRIC database and research capabilities, and our nationwide network, offer us a unique competitive advantage in identifying attractive investment opportunities and executing successful transactions.
The CRIC System
We began developing the CRIC system in 2002, initially to support our primary and secondary real estate agency services. Over the years, we have compiled vast amounts of real estate–related information in the CRIC system, including data on specific real estate development projects and parcels of land, real estate–related news, macroeconomic, demographic and real estate industry-specific statistics, and research reports about the real estate industry in China. We built the CRIC system using in-house capabilities and hold copyright registrations in China that cover the core software developed by us. We believe the proprietary CRIC system is the most comprehensive real estate information database and analysis system in China. As of December 31, 2009, the CRIC system contained:
•
data on developments in 75 cities across China, consisting of data on over 37,400 residential developments, over 5,100 office buildings, over 5,900 commercial developments and over 39,700 parcels of land for development;

•	over 15,400 research reports written by CRIC’s research staff and by the researchers at the E-House Research and Training Institute;
•	over 40 categories of statistics for China and each of 75 cities across China; and
•	over 32,500 real estate—related news articles.

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
Seminars and Workshops. Our E-House Research and Training Institute frequently organizes seminars and workshops for real estate developers and other participants in the real estate industry. To date, our E-House Research and Training Institute has provided training to over 2,600 managerial personnel affiliated with our developer clients.
E-House Membership Club. We created E-House Membership Club to attract real estate buyers. As of December 31, 2009, we had approximately 700,000 members located in 40 cities. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.
Seasonality
Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activity during the winter and the Chinese New Year holiday period, which normally falls within the first quarter each year.
Competition
The real estate services industry in China is rapidly evolving, highly fragmented and competitive. Compared to real estate development, real estate services require a smaller commitment of capital resources. This relatively lower barrier to entry permits new competitors to enter our markets quickly and compete with us. While we face competition in each geographic market in which we operate, we believe none of our competitors offers as broad a range of services and geographic coverage as we provide in the primary real estate agency services market. We were ranked as the largest real estate agency and consulting services company in China for six consecutive years from 2004 through 2009 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold, and geographic coverage. Our leading position was recognized by the prestigious “Golden Bridge” Award we received annually for the same period from the Shanghai Real Estate Services Company Association.
In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Centaline Group, Shanghai T&D Real Estate Co. Ltd. and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence. In the secondary real estate brokerage services market, we compete with established international and domestic real estate brokerage firms, including IFM Investments Limited (operator of the Century 21 brokerage network), Centaline Group, Coldwell Banker, Shanghai House Exchange Co., Ltd., SUNCO Real Estate Co., Ltd., and 5i5j Real Estate Co. Ltd. In the real estate information and consulting service market, CRIC competes with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis and First Pacific Savills. In the online real estate business market, we compete with other general Internet portals, such as Sohu.com, vertically integrated real estate Internet portals, such as Soufun.com, certain specialized or local websites, or traditional advertising media.

Competition in the real estate services industry is primarily based on brand recognition, quality and breadth of services and overall client experience. We believe that our well-known “E-House” brand, the breadth and quality of our services and our extensive experience, particularly in the primary real estate agency services market, give us competitive advantages over our competitors, especially smaller competitors who focus on a limited number of local markets. While many of our competitors may have more financial and other resources than we do, we believe that the CRIC system, our research capability, our knowledge and experience, and our execution capability distinguish us from our competitors and allow us to respond more promptly to market changes.
Employees and Training
Our sales staff are chosen for their education, qualifications and service oriented attitudes. Once recruited, our sales staff receive vigorous training on ethics and our standard sales protocols, sales technique, and necessary training for the specific properties to which they are assigned.
We recruit on an as-needed basis. When we are engaged to provide sales services in a city where we have an existing office, we rely heavily on the local sales personnel. When we are engaged to provide sales services in a city where we have no existing office, we establish a core sales force in that city from our existing sales force. We then recruit new sales personnel locally and require them to go through three months of intensive training at our E-House Research and Training Institute. Most new recruits undergo a trial period before they are hired. We review the performance of our sales staff periodically.
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
We had 4,500 and 6,397 employees as of December 31, 2007 and 2008, respectively. As of December 31, 2009, we had 7,152 employees, including 1,118 in our corporate offices, 1,190 research staff and 4,844 sales staff, all of whom are our employees. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.
Facilities
Our headquarters are located in Shanghai, China, where we lease approximately 19,416 square meters of corporate office space. As of December 31, 2009, our offices in 44 cities occupy an aggregate of 51,181 square meters of leased space. We consider our corporate office space adequate for our current and future operations.
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
Regulation of Real Estate Services Industry
The principal regulations governing the real estate service industry in China include the Law on Administration of Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994, as amended, and the Provisions on the Administration of Urban Real Estate Intermediary Services promulgated by the Ministry of Construction in January 1996, as amended. We have met and are in compliance with all the material registration and license requirements for conducting our business, as summarized below.
Regulation on the Establishment of Real Estate Services Companies
Under the above regulations, real estate services refer to real estate consulting services, real estate appraisal services and real estate brokerage services. Under PRC laws, a company is required to obtain a business license from the State Administration for Industry and Commerce or its delegated local counterpart before it can commence business. To qualify as a real estate services company, a company must register with the local offices of State Administration for Industry and Commerce in each locality where it does business. Then, we are required to file with the real estate regulatory authorities at the county level or above within one month after effecting the registration with the relevant State Administration for Industry and Commerce. Penalty for non-compliance includes imposition of fine, injunction against illegal services and revocation of licenses. To continue its existence as a real estate service company, it must meet certain organizational, financial and operational criteria, such as possessing sufficient funding and employing qualified personnel. It must keep proper records and comply with prescribed procedures in delivering its services.
Regulation of Real Estate Agency Companies and Agents
Pursuant to the Regulatory Measures on the Sale of Commercial Houses promulgated by the Ministry of Construction, effective June 1, 2001, a real estate developer may entrust a real estate service organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that the real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits of the properties and the related letter of authorization. Thus, according to these regulatory measures, we are not permitted to (a) act as agents to sell primary residential housing for which requisite certificates, permits or authorization letters have not been obtained, (b) provide false statements on the conditions of any property in any advertisement, or (c) violate any PRC advertisement law.
On December 29, 2006, the Ministry of Construction and the People’s Bank of China promulgated the Circular Concerning Strengthening the Management of Real Estate Services and Regulating the Trade Settlement Capital Account, which provided a number of specific directives to regulate the real estate services industry. Under this circular, we are not permitted to receive cash purchase payments on behalf of our clients in secondary real estate transactions and we are required to establish separate security deposit accounts for our clients in these transactions.

In August 2004, the State Administration for Industry and Commerce promulgated the Measures on Management of Brokers. Brokers as defined in these measures include individuals, legal persons and other entities that act as intermediary broker or agent in economic transactions for the purpose of obtaining commissions. The local offices of the State Administration for Industry and Commerce are the administrative bodies for brokers, responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. Within 20 days after a brokerage employs or dismisses any broker, it must file the broker’s information and the related contracts with the local offices of the State Administration for Industry and Commerce. Thus, according to these measures, before we or our individual brokers are allowed to engage in any brokerage services, we or our individual brokers, respectively, are required to obtain the required qualification licenses from the State Administration for Industry and Commerce. In addition, no brokerage or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of noncompliance, the local offices of the State Administration for Industry and Commerce can issue warnings or impose fines up to RMB30,000 ($4,395).
Pursuant to the Interim Regulation on Professional Qualification for Real Estate Brokers and the Implementing Measures on the Examinations of Professional Qualification for Real Estate Brokers issued by the Ministry of Personnel and the Ministry of Construction in December 2001, to practice as a qualified real estate broker, an individual must first obtain a qualification certificate for real estate brokers, and then the real estate broker license. An individual broker who fails to obtain the required qualification certificate or license will not be permitted to engage in the secondary real estate agency services for us.
In addition to the Law on Administration of Urban Real Estate, local governments in different municipalities or cities may have detailed regulations governing the qualification and establishment of real estate brokerages and real estate brokerage activities. For example, in Shanghai, a real estate brokerage must have a registered capital of at least RMB100,000 ($14,650) and employ at least five licensed real estate brokers. Real estate brokerages or their branches must file with the real estate authorities and obtain a certificate of record which is valid for two years. Individual licensed brokers are subject to examination every two years before they can have their licenses renewed.
Regulation of Real Estate Consulting Business
The Provisions on the Administration of Urban Real Estate Intermediary Services set forth the basic requirements for setting up and operating real estate consulting enterprises. According to these provisions, personnel engaged in the real estate consultation business must be professionals who have real estate related credentials or meet certain education requirements and possess the professional titles relating to real estate consultation and have obtained certain certificates for passing relevant examinations. The number of such professionals in an enterprise engaged in the real estate consultation business must exceed 50% of its total number of employees. These requirements imposed by the provisions may thus restrict our ability to hire a sufficient number of qualified personnel that we need to conduct or expand our business.
Regulation of Real Estate Intermediary Service Charges
Real estate intermediaries must expressly state their service charges in the form of commissions. Commissions for the sale of real estate are required to be within the range of 0.5% to 2.5% of the transaction price, though for exclusive agency services, commissions can be raised to a maximum of 3% of the transaction price. Commissions for real estate rental services range between 50% and 100% of the monthly rent, as negotiated between the relevant parties. Rental commissions are one-time payments regardless of the lease duration. We are not allowed to charge our clients commission rates that exceed the maximum rate.
The PRC government issues pricing guidelines for real estate consultation services, but specific charges are decided through negotiations between clients and the consulting service providers.

In addition, local governments in different municipalities or cities may have more specific restrictions within the permitted pricing range on the commissions for sale or rental services of properties located in their jurisdiction. For example, in Shanghai, the maximum commission that a broker may receive from the sale of residential properties is 2% of the transaction price. Commissions for real estate rental services can not exceed 70% of the monthly rent. Commissions for assignments of State land use rights can not exceed 3% of the transaction price. Commissions should be born equally between the buyer and the seller, or between the lessor and the lessee, unless stipulated otherwise in a written agreement. With respect to customized service requiring special expertise, a real estate brokerage organization of sufficiently large size (not including franchised stores and stores under contracted management) can apply for approval from the local pricing authorities to charge fees that exceed the fee level set forth in government guidelines.
Regulations on the Real Estate Market
Prior to 2008, the PRC government adopted a series of administrative measures to restrain what it perceived as unsustainable growth in the real estate market. Beginning in 2008, however, in response to the global financial crisis, the PRC government began to implement measures aimed at supporting the real estate market.
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
On October 22, 2008, the People’s Bank of China issued the Notice Concerning Expanding the Downward Floating Ranges of the Commercial Lending Interest Rate of the Individual Housing Loans and Supporting First Time Homebuyers, which became effective on October 27, 2008. The Notice stipulated that people who purchase their first ordinary housing unit or improved ordinary housing unit, the lowest commercial lending interest rate of the individual housing loans shall be 0.7 times the benchmark lending interest rate and the lowest ratio of down payment shall be 20% of the property value.
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

Since early 2009, China’s real estate market has rebounded and many cities have experienced increases in real estate prices and transaction volumes. This rebound has coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Bank regulators in China have expressed concern about excessive lending for real estate investments. The Chinese government has also expressed concern about property prices rising too fast and has taken several measures to curb perceived real estate market speculations while encouraging the development of more affordable housing.
On December 22, 2009, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjusting the Business Tax Policies on Individual Housing Transfer, which provides that, from January 1, 2010:
•
while sales of ordinary housing units held by individuals for at least five years are exempt from business tax, sales of ordinary housing units held by individuals for less than five years are subject to business tax on the difference between the sales price and the original purchase price;

•	sales of non-ordinary housing units held by individuals for at least five years are subject to business tax on the difference between the sales price and the purchase price;
•	sales of non-ordinary housing units held by individuals for less than five years are subject to business tax on the sales price.
Ordinary and non-ordinary housing units are determined based on the floor area ratio of the relevant estate, the construction area of a single housing unit and the actual transaction price.
On January 7, 2010, the General Office of the State Council issued the Notice on Promoting the Steady and Healthy Development of the Real Estate Market. The notice provides that families that have purchased their first housing unit using individual housing loans apply for individual housing loans for their second or more housing units, the lowest ratio of down payment shall be 40% of the property value and the commercial lending interest rate of the individual housing loans shall be determined strictly based on risk review.
On April 17, 2010, the State Council issued the Circular on Firmly Restraining Housing Prices from Too Rapid Rising in Certain Cities, or Circular 10, whereby certain stringent measures shall be implemented to restrain the rising of housing prices. Circular 10 requires local government authorities to implement those regulating and controlling measures on real estate market formulated by the central government and to take firm actions to restrain housing price from rising too rapidly. The provincial governments are to be responsible for stabilizing housing prices and ensuring housing supply. The Ministry of Finance and the State Administration of Taxation are required to expedite the research and formulation of tax policies to steer individuals’ housing unit purchase and adjust the proceeds of individuals from real property transactions, and existing tax laws and regulations in respect of real estate transactions must be enforced strictly. As required by Circular 10, the relevant governmental authorities must increase residential land supply and take actions to procure supply of more small and medium-sized housing units and welfare-oriented housing units to restrain too rapid housing price rising. Furthermore, Circular 10 requires that measures be taken to strengthen the supervision and administration on land acquisition, financing of real estate developers and timely sales of newly built housing units. For example, violation of applicable laws and regulations such as hoarding and cornering land must be strictly penalized, and state-owned and state-controlled enterprises whose major business is not real estate development are prohibited from participating in real estate business.

In addition, Circular 10 adopts more stringent measures on individual housing loans, including the following:
•	Down payment for the first self-use housing unit purchased by a family with a gross construction area of more than 90 square meters must be no less than 30% of the purchase price;
•	Down payment for the second housing unit purchased by a family is increased from 40% to 50% and the loan interest rate must be no less than 110% of benchmark lending interest rate;
•
Down payment for the third or more housing unit purchased by any family and the loan interest rate must be further increased significantly based on the rate for the first and second housing units, as determined by commercial banks based on their assessment of the risks;

•
In regions where commercial housing unit prices are too high or have risen too fast or supply of housing units is insufficient, commercial banks may suspend extending loans to families for their purchases of the third or more housing unit, and may suspend extending loans to individuals for their purchase of housing units outside the region where they reside if they cannot furnish evidence of their payment of tax or social insurance premium for at least one year locally in the region where the subject housing units are located; and

•	Local governments are allowed to limit the total numbers of housing units one can purchase in certain period in light of the local situation.
Regulations on Internet Information Services
The provision of content on Internet websites is subject to PRC laws and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including the Ministry of Industry and Information Technology and the State Administration for Industry and Commerce.
Pursuant to the PRC Regulations on Telecommunication and the more recent Administrative Measures on Operation Licenses for Telecommunication Businesses, which took effect on April 10, 2009, telecommunication services are divided into two categories, namely basic telecommunication services and value-added telecommunication services. Internet information services are classified as value-added telecommunication services and a commercial operator of such services must obtain a value-added telecommunication business operating license from the relevant governmental authorities in order to conduct any commercial Internet content provision operations in China.

Internet information services are regulated by the Administrative Measures on Internet Information Services, which define “Internet information services” as services that provide information to online users through the Internet. Internet information services are divided into commercial services and non-commercial services. Internet information service providers that provide commercial services are required to obtain an operating license, or ICP license, from the Ministry of Industry and Information Technology or its relevant provincial counterparts. The Administrative Measures on Internet Information Services also provide that anyone who intends to provide Internet information services relating to news, publication, education, medical and health care, pharmaceuticals or medical equipment and certain other matters shall first obtain approval from or make a filing with the competent governmental authorities of the relevant industry as required by relevant laws and regulations.
Pursuant to the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services issued by the predecessor of the Ministry of Industry and Information Technology, a PRC entity engaged in Internet information services, or its shareholders, must be the owner of the domain names and trademarks it uses for its Internet information services.
Limitations on Foreign Ownership in Internet Information Services Industry
Pursuant to the Rules for the Administration of Foreign Investment in Telecommunication Enterprises and the Foreign Investment Industrial Guidance Catalogue, foreign investors may not provide more than 50% of the capital of a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to hold any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent requirements on performance and operational experience, including demonstrating a track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology and the Ministry of Commerce or their authorized local counterparts, which have considerable discretion in granting approvals.
Pursuant to a Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise shall be established and such enterprise shall apply for the relevant telecommunications business licenses. Under the circular, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct telecommunications business illegally in China. Our PRC subsidiaries, which are foreign-invested enterprises under the PRC law, are disallowed to carry out commercial operation of Internet information services in China.
Our real estate Internet business is currently mainly provided through our majority-owned subsidiary, CRIC. CRIC maintains contractual arrangements with its variable interest entity, Beijing Leju. Shanghai SINA Leju, a wholly-owned subsidiary of CRIC, has entered into a series of contractual arrangements with Beijing Leju and its shareholders under which:
•	CRIC is able to exert effective control over Beijing Leju;
•	a substantial portion of the economic benefits of Beijing Leju are transferred to CRIC; and
•	CRIC has an exclusive option to purchase all of the equity interests in Beijing Leju to the extent permitted by PRC law.
See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.”

In the opinion of Fangda Partners, our PRC legal counsel, the contractual arrangements among Shanghai SINA Leju, Beijing Leju and Beijing Leju’s shareholders establishing the structure for operating our PRC real estate Internet business, in each case governed by PRC law, are valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect.
We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of the applicable PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the Ministry of Industry and Information Technology, which regulates Internet information services companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC real estate Internet business do not comply with PRC government restrictions on foreign investment in the Internet information services industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating the advertising services business and real estate Internet business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the Internet information services industry, we could be subject to severe penalties.”
Information Security and Confidentiality of User Information
Internet activities in China are also regulated and restricted from a state security standpoint. Pursuant to the Decision Regarding the Protection of Internet Security, activities conducted through the Internet are subject to the PRC Criminal Law.
The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in leaks of government secrets or the spread of socially destabilizing content. The Ministry of Public Security and its local counterparts have authority to supervise and inspect domestic websites in this regard. If an Internet information service provider violates these measures, the PRC government may revoke its license and shut down its website.
The security and confidentiality of Internet users’ information are also regulated in China. The Administrative Measures on Internet Information Service require Internet information service providers to maintain an adequate system that protects the security of users’ information. The Regulations on Technical Measures of Internet Security Protection require Internet information service providers to utilize certain technical measures for Internet security protection.
Certain Licenses and Approvals Required for Internet-Based Businesses
Internet-based businesses in China are highly regulated by the PRC government. Various PRC regulatory authorities, such as the State Council, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the State Press and Publication Administration, the State Administration of Radio, Film and Television and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet-based businesses.
Internet Publishing
The Provisional Rules for the Administration of Internet Publishing define “Internet publications” as works that are either selected or edited to be published on the Internet or transmitted to end-users through the Internet for the purposes of browsing, reading, using or downloading by the general public. Such works mainly include (i) content or articles formally published by press media such as books, newspapers, periodicals, audio-visual products and electronic publications; and (ii) literature, art and articles on natural science, social science, engineering and other topics that have been edited. Under these rules, web portals operators are required to apply to and register with the General Administration for Press and Publication before distributing Internet publications.

Online News Publishing
The Provisional Regulations for the Administration of Website Operation of News Publication Services and the Provisions for the Administration of Internet News Information Services stipulate that general websites set up by non-news organizations may list news released by certain governmental news agencies if they satisfy the requirements set forth in the foregoing two regulations, but may not publish news items produced by themselves or news sources from elsewhere. The regulations also require the general websites of non-news organizations to be approved by the State Council Information Office before they commence their news-publishing services.
Electronic Bulletin Board Services
The Administrative Regulations on Internet Electronic Bulletin Board Services require Internet information services providers that also provide online bulletin board services to apply for, and obtain approval from, the local telecommunications authorities, if they are commercial Internet information services providers, or to file with the local telecommunications authorities if they are non-commercial Internet information services providers.
Online Transmission of Audio-Visual Programs
The Measures for the Administration of Transmission of Audio-Visual Programs through Internet or Other Information Network apply to the opening, broadcasting, integration, transmission or download of audio-visual programs through Internet. An applicant who is engaged in the business of transmitting audio-visual programs through Internet shall apply for a license from the State Administration of Radio, Film and Television. Foreign-invested enterprises are not allowed to engage in the above business.
Pursuant to the Administrative Provisions on Internet Audio-Visual Program Service, which went effective on January 31, 2008, any entity engaged in Internet audio-visual program services must obtain a license from State Administration of Radio, Film and Television or register with State Administration of Radio, Film and Television. An applicant for engaging in Internet audio-visual program services must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by the State Administration of Radio, Film and Television. The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology later clarified in a press conference in February 2008 that privately-owned website operators are eligible to apply for Internet audio-visual program service licenses from the State Administration of Radio, Film and Television, if they have been engaged in Internet audio-visual program services since before December 20, 2007, and they had before that date either obtained an operating license for commercial Internet information services or filed for non-commercial Internet information services.

Regulations on Advertising Services
Limitations on Foreign Ownership in the Advertising Industry
Under the regulations governing foreign investment in the advertising industry, foreign investors are required to have at least three years, prior experience operating an advertising business outside China as their main business before they may receive approval to own a 100% interest directly in an advertising company in China. Foreign investors with at least two years, prior experience operating an advertising business outside China as their main business are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China. Since we have not been involved in an advertising business outside China for the required number of years, our domestic PRC operating subsidiaries are ineligible to apply for the required advertising services licenses in China.
Our real estate advertising business is currently mainly provided through our majority-owned subsidiary, CRIC. CRIC maintains contractual arrangements with its variable interest entity, Tian Zhuo, and its subsidiaries in China. Shanghai CRIC, a wholly-owned subsidiary of CRIC, has entered into a series of contractual arrangements with Tian Zhuo and its shareholders under which:
•	CRIC is able to exert effective control over Tian Zhuo and its subsidiaries;
•	a substantial portion of the economic benefits of Tian Zhuo and its subsidiaries are transferred to CRIC; and
•	CRIC has an exclusive option to purchase all of the equity interests in Tian Zhuo to the extent permitted by PRC law.
See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo.”
In the opinion of Fangda Partners, our PRC legal counsel, the contractual arrangements among Shanghai CRIC, Tian Zhuo and Tian Zhuo’s shareholders establishing the structure for operating our PRC advertising business, in each case governed by PRC law, are valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, the enforceability of the equity pledge agreement under which the shareholders of Tian Zhuo pledged their equity interests in Tian Zhuo to Shanghai CRIC is subject to registration with the relevant government authority. Shanghai CRIC is in the process of registering the equity pledge with the local government authority. However, we cannot assure you that Shanghai CRIC will ever be able to complete such registration procedures.
We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of the applicable PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the State Administration for Industry and Commerce (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating the advertising services business and real estate Internet business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the Internet information services industry, we could be subject to severe penalties.”

Advertising Services
The State Administration for Industry and Commerce is responsible for regulating advertising activities in China. The applicable regulations stipulate that companies that engage in advertising activities must obtain from State Administration for Industry and Commerce or its local branches a business license which specifically includes operating an advertising business within its business scope. As to placing advertisement on Internet, certain local administration for industry and commerce may require such enterprise to apply for a business scope of placing online advertisement on the website. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.
Advertising Content
PRC advertising laws, rules and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may revoke violators’ licenses or permits for their advertising business operations. Furthermore, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.
Operational Matters of the Advertising Business
Under the PRC Advertising Law, registration, review and filing systems need to be established and maintained for the operation of entities engaged in the advertising business. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for records. Under the Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Administration for Industry and Commerce, as amended, the advertising agent fee shall not be more than 15% of the advertising fees. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before we can deliver or place its advertisements.
Regulations on Software Development Activities
The Administrative Measures on Software Products, promulgated by the Ministry of Industry and Information Technology on March 1, 2009, which became effective on April 10, 2009, regulate the development and sale of computer software, software embedded in information systems or equipment provided to users, and computer software in conjunction with computer information systems integration or application services or other technical services in China. The measures prohibit the development, production, sale, export or import of software products that infringe third-party intellectual property rights, contain computer viruses, endanger the safety of computer systems, do not comply with applicable software standards of the PRC, or contain content prohibited by PRC laws and administrative regulations. Software registration institutions entrusted by the local software industry administrative departments are in charge of examining applications for software registration before submitting the application materials to the local software industry administrative department and the Ministry of Industry and Information Technology for filing. The Ministry of Industry and Information Technology will make an announcement regarding software products that have undergone filing and recordation formalities. If no objection is raised during the announcement period, the software product will be registered. The registration is valid for a five-year period and can be renewed.

Regulations on Intellectual Property Rights
Trademarks
The PRC Trademark Law and its Implementation Regulation give protection to the holders of registered trademarks. The Trademark Office, under the authority of the State Administration for Industry and Commerce, handles trademark registrations and grants rights for a term of ten years for registered trademarks, which may be renewed by the Trademark Office. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.
Copyrights
The PRC Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Regulations on the Protection of Computer Software, anyone who publishes, revises or translates computer software without the owner’s approval is subject to civil liability. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31 of the fiftieth year after the first publication of the software. The software copyright owner may follow registration procedures with the software registration institution authorized by the State Bureau of Copyright and obtain a Registration Certificate of Software Copyright, which is prima facie proof of registered copyright ownership.
Trade Secrets
Under the PRC Anti-Unfair Competition Law, trade secrets refer to technical and business information which are not known to the public, capable of bringing economic benefits to the information proprietor, of utility to the information proprietor, and under confidentiality measures taken by the information proprietor. It will be an infringement on trade secrets if a person: (i) obtains trade secrets by theft, inducement by benefits, duress or other improper means; (ii) discloses, uses or permits others to use trade secrets obtained by the means listed in (i); (iii) discloses, uses or permits others to use trade secrets in his possession in breach of the agreement with, or the requirements of, the information proprietor for protecting the trade secrets; or (iv) obtains, uses or discloses trade secrets if he knows or ought to know such trade secrets were obtained through the illegal activities described above.

Regulations on Foreign Currency Exchange
The RMB is convertible into other currencies for the purpose of current account items, such as trade-related receipts and payments, interest and dividend. The conversion of RMB into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Payments for transactions that take place within China must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB.
Pursuant to a SAFE notice that became effective as of November 1, 2005, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch, prior to establishing or assuming control of a special purpose company. A special purpose company refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. The notice applies retroactively. As a result, PRC residents who had established or acquired control of such special purpose vehicles that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (1) the PRC residents have completed the injection of equity investment or assets of a domestic company into the special purpose company; (2) the overseas funding of the special purpose company has been completed; (3) there is a material change in the capital of the special purpose company. Under the rules, failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.
Pursuant to the PRC Foreign Exchange Administration Regulations, as amended on August 5, 2008, foreign exchange earnings of domestic institutions and individuals may be repatriated into the PRC or deposited overseas. The conditions and time limitations for repatriation into the PRC or deposit overseas shall be specified by the State Council foreign exchange management departments in accordance with the international balance payments situations and the needs of foreign exchange management. Furthermore, foreign exchange earnings under current account items may be retained or sold to financial institutions that conduct the business of settlement, sale and payment of foreign exchange.
Enterprises in China, including foreign-invested enterprises, that require foreign exchange for transactions relating to current account items, may, without the approval of SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks, upon presentation of valid receipts and proof. foreign-invested enterprises that need foreign currencies for the distribution of profits to their shareholders, and Chinese enterprises that, in accordance with regulations, are required to pay dividends to shareholders in foreign currencies, may, with the approval of board resolutions on the distribution of profits, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks.
Convertibility of foreign exchange in respect of capital account items, like direct investment and capital contribution, is still subject to restrictions, including requirements to obtain prior approval from or to complete registration with, SAFE or its competent branch.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies
Pursuant to applicable PRC regulations on foreign debts, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated mid-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is not allowed to exceed the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions made to the foreign-invested enterprise by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.
Pursuant to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when the approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Foreign Investment Industrial Guidance Catalogue, which classifies industries in China into three categories: “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.” The amended Catalogue became effective on December 1, 2007, which classifies real estate agency companies and real estate brokerage companies to the restricted category of foreign investment industries.
Our PRC subsidiaries, such as E-House Shanghai, Shanghai CRIC, Shanghai SINA Leju and Shanghai Cityrehouse Real Estate Agency Co., Ltd., are foreign-invested enterprises subject to the regulations discussed above.
Regulations on Employee Share Options
Under applicable SAFE rules, PRC citizens who are granted shares or share options by an overseas listed company pursuant to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and complete certain other procedures related to the share option or other share incentive plan. For instance, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall file, on behalf of such individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Such PRC citizen’s foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individual. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the New York Stock Exchange. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.
In addition, the State Administration of Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes in compliance with relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on Dividend Distribution
Under applicable PRC regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to E-House Shanghai, Shanghai CRIC, Shanghai Cityrehouse Real Estate Agency Co., Ltd., Shanghai YiHan Investment Management Consultants Co. Ltd. and Shanghai SINA Leju.
M&A Regulation
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, jointly adopted by six PRC regulatory agencies in 2006 and as amended on June 22, 2009 by the Ministry of Commerce, or the M&A Regulation, includes provisions that purport to require the Ministry of Commerce’s approval for acquisition by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. In December 2008, the Ministry of Commerce circulated an updated handbook on its guidance on the administration of foreign investment access. This handbook includes provisions that tentatively limit the acceptance by the Ministry of Commerce of application for approval of foreign acquisitions under the M&A Regulation to those in which the offshore company is either a listed company or a company duly established overseas that conducts the acquisition with the profit generated from its own actual operation. However, the interpretation and implementation of the M&A Regulation remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on such foreign acquisitions among related parties.
Our PRC counsel, Fangda Partners, has advised us, based on their understanding of the current PRC laws, rules, regulations and administrative practices under the M&A Regulation up to the date of this annual report, that because neither the M&A Regulation itself nor the PRC laws, rules, regulations and administrative practices under the M&A Regulation made public as of the date of this annual report have clearly indicated the application of the M&A Regulation to the establishment of the contractual arrangements between Shanghai CRIC and Tian Zhuo and its shareholder, it is not necessary for us to submit an application to the Ministry of Commerce for its approval in connection with such contractual arrangements.

C. Organizational Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

(1)
Tian Zhuo is a variable interest entity established in China in 2008 and is 90% owned by Mr. Xin Zhou, our executive chairman, and 10% owned by Mr. Xudong Zhu. We effectively control Tian Zhuo through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo.”

(2)
Beijing Leju is a variable interest entity established in China in 2008 and is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Jun Luo. We effectively control Beijing Leju through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.”

D. Property, Plants and Equipment
Our headquarters are located in Shanghai, China, where we lease approximately 19,416 square meters of corporate office space. As of December 31, 2009, our offices in 44 cities occupy an aggregate of 51,181 square meters of leased space.
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

A. Operating Results
Overview
We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services, real estate information, consulting, advertising and online services through CRIC, and real estate investment fund management. For the period from 2001 to 2009, we sold an aggregate of approximately 24.2 million square meters of primary properties with a total transaction value of approximately RMB190.9 billion ($26.7 billion) for real estate development projects in 47 cities in China. We were ranked as the largest real estate agency and consulting services company in China for six consecutive years from 2004 to 2009 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold and geographic coverage.
We have experienced substantial growth in recent years while maintaining profitability. We became a leader in the real estate services market in Shanghai within two years of our inception and have since expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $56.0 million in 2006 to $299.5 million in 2009, representing a compound annual growth rate, or CAGR, of 74.9%. At the same time, our net income attributable to E-House shareholders increased from $18.1 million in 2006 to $100.3 million in 2009, representing a CAGR of 77.0%.
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
Revenues. We currently derive our revenues from six service lines: (1) primary real estate agency services; (2) secondary real estate brokerage services; (3) real estate information and consulting services, (4) real estate advertising services; (5) real estate online services and (6) real estate fund management. We provide real estate information, consulting, advertising and online services through CRIC, our majority-owned subsidiary. Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by our business lines, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For The Year Ended December 31,
	2007		2008		2009
	$	%	$	%	$	%
Revenues:
Primary real estate agency services	100,933	83.4	88,602	57.4	183,154	61.2
Secondary real estate brokerage services	11,888	9.8	14,837	9.6	28,448	9.5
Real estate information and consulting services	8,195	6.8	49,116	31.8	61,707	20.6
Real estate advertising services			932	0.6	11,400	3.8
Real estate online services					13,830	4.6
Real estate fund management	—	—	1,000	0.6	1,000	0.3
Total revenues	121,016	100.0	154,487	100.0	299,539	100.0

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
We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients at the end of a sales period based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows. As of December 31, 2009, our billed and unbilled accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $153.5 million.. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.
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

Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services accounted for an insignificant portion of our total revenues until 2006, when we expanded our business into secondary real estate brokerage services. Under applicable PRC law, we are permitted to represent both the seller and the purchaser and are entitled to receive 0.5% to 2.5% of the transaction value as sales commission from both sides in a secondary real estate sales transaction. In major cities, we typically represent both the seller and the purchaser in accordance with customary practice. In Shanghai, we are entitled to receive up to 1% of the transaction value as sales commission from each side in a secondary real estate sales transaction. For rental units, we are permitted under applicable PRC law to charge a one-time commission ranging from 50% to 100% of the contracted monthly rent for facilitating the rental transactions. In Shanghai, the maximum commission rate is 70% of the contracted monthly rent for facilitating rental transactions. For our secondary real estate brokerage services in Hong Kong and Macau, we normally charge a one-time commission based on negotiations. We recognize our commissions as revenue when the sales or rental contract is executed by all the parties to the contract, at which point we have fulfilled our obligations in connection with the sales or rental transaction.
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
Real Estate Information and Consulting Services. We provide real estate information and consulting services through CRIC, our majority-owned subsidiary.
Revenues from our real estate information and consulting services historically accounted for a small portion of our total revenues, but have grown substantially since 2008, after we entered into strategic partnerships with major developers such as Evergrande. Our real estate information services include primarily the sale of online subscriptions to our proprietary CRIC system, which allow subscribers to search information in our CRIC system and generate analytical reports. Subscription fees vary depending on the number of terminals and number of cities covered. We receive subscription fees on an annual basis starting at the beginning of the subscription period and recognize revenues ratably over the subscription period. Revenues from our real estate information services depend primarily on the number of subscriptions to our CRIC system and unit subscription fees. The number of subscriptions we sell is in turn affected by the number of active real estate projects and developers at any given time as well as by our marketing and brand promotion efforts and the quality and usefulness of our database.
We provide real estate consulting services to customers in relation to land acquisition and property development. In certain instances, we agree to a consulting arrangement under which payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. In other instances, we provide services periodically during the development stage of a real estate project, such as monthly market updates. The contractual period for such arrangements is usually between one and twelve months with revenue being recognized ratably over such period. Revenues from our real estate consulting services are significantly affected by the number of major real estate developer clients we have and the scope and depth of consulting services they require from us. Generally, we maintain business relationships with national and regional real estate developers’ local subsidiaries or branches, and enter into individual contracts with each subsidiary or branch. However, in limited cases, such as our relationship with Evergrande, we maintain the business relationship with the headquarters of the real estate developer.

Real Estate Advertising Services. We began offering real estate advertising design services to real estate developers in 2008 through Tian Zhuo, a variable interest entity of CRIC, and Wushi Advertising, a subsidiary of Tian Zhuo. We started providing advertising sales services in 2009 through Tian Zhuo by making wholesale purchases of advertising space in print and other media and reselling them to our developer clients. Revenues from our advertising design services are significantly affected by real estate market conditions, our ability to generate creative and effective advertising designs to meet our developer clients’ needs, and our marketing efforts. Revenues from our advertising sales services are significantly affected by real estate market conditions, our willingness and ability to purchase and resell a large number of advertising spaces from print and other media and our relationship with our developer clients.
Real Estate Online Services. We provide our online real estate services through COHT, an entity that had operated SINA’s online real estate business and was acquired by CRIC concurrent with its initial public offering in October 2009. Our online business generates revenues principally from online advertising, sponsorship arrangements and, to a lesser, extent, hosting arrangements. Online advertising allows advertisers to place advertisements on particular areas of our websites in particular formats, such as banners and logos, and over particular lengths of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. As is customary in the advertising industry, we offer rebates to advertising agencies if they achieve certain revenue targets. Revenues are recognized net of these agency rebates. A significant portion of our revenues from our online real estate business were derived from sales to advertising agencies. Our advertising revenues also include revenues from hosting arrangements, which are derived from outsourcing certain regional websites to local business partners for a fixed term. The operating results of our online real estate business are subject to general conditions typically affecting the online real estate advertising market, including real estate market conditions, government policies on online advertising and the perceived effectiveness of online advertising as compared to advertising in more traditional media.
Real Estate Fund Management. Revenues from real estate fund management are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. In addition to the fund management fees, we are entitled to performance-related carried interest, representing an allocation of profits in the event that investors in the fund achieve cumulative investment returns in excess of a specified amount. The carried interest is a component of our general partnership interests in the real estate funds. We record the carried interest as revenue at the end of the contract year.
Cost of Revenues. Our cost of revenues consists of costs directly attributable to our primary real estate agency services, rental expense incurred for the leased properties for sublet associated with our secondary real estate brokerage business and costs associated with the expansion of CRIC’s real estate information, consulting, advertising and online services. The direct costs attributable to our primary real estate agency include salaries and commissions of sales and support staff and costs of rental, utility and consumable products for our on-site sales offices. For those projects where we are contractually responsible for project marketing and advertising costs, we include those costs in cost of revenues. The costs associated with the expansion of our real estate information and consulting services primarily include the costs of developing, maintaining and updating the CRIC database system, which includes cost to purchase or license data from third-party sources, personnel related costs and associated equipment depreciation. Cost of revenue for real estate advertising services includes fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space to resell. Cost of revenue for online real estate services consists of costs associated with the production of websites, including fees paid to third parties for Internet connection, content and services, personnel related costs, amortization of intangible asset and equipment depreciation associated with the website production, and the fees paid to SINA for advertising sales on SINA’s non-real estate channels under an advertising agency agreement with SINA.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our corporate office employees, expenses incurred in promoting our brand and services, costs of third-party professional services, costs related to industry research and the development of our CRIC system, rental payments relating to office and administrative functions and depreciation and amortization of property and equipment used in our corporate offices. Since 2006, our selling, general and administrative expenses have also included overhead expenses for our secondary real estate brokerage operations, which include compensation for our sales and administrative staff, rental costs for brokerage storefronts and administrative offices, marketing promotion and other administrative expenses. Our selling, general and administrative expenses also included amortization of intangible assets resulting from business acquisitions.
Share-based Compensation Expenses. Our selling, general and administrative expenses also include share-based compensation expenses. We have adopted share incentive plans and have granted options under the plans. Share-based compensation expenses will be recognized, generally over the vesting period of the award based on the fair value of the award on the grant date.
The following table summarizes the options and restricted shares we granted to our directors, officers and employees under our share incentive plan since January 1, 2007 that remain outstanding as of March 31, 2010.
Options

	Number of Ordinary
	Shares Underlying
Grant Date	Options Granted	Exercise Price
March 9, 2007	300,000	$5.50
July 17, 2007	640,833	$5.37	(1)
July 23, 2007	66,666	$5.37	(1)
January 7, 2008	412,166	$5.37	(1)
January 10, 2008	21,500	$5.37	(1)
April 15, 2008	702,000	$5.37	(1)
June 12, 2008	10,000	$5.37	(1)
August 3, 2008	100,000	$5.37	(1)

(1)
On November 7, 2008, our board of directors authorized the adjustment of the exercise price of some previously granted options to $5.37 per ordinary share and authorized the amendment and restatement of options granted pursuant to our share incentive plan. Modifications subsequently made to selected granted options pursuant to this authorization did not affect the manner in which we recognize share-based compensation expense.

Restricted shares

	Number of Restricted
Grant Date	Shares Granted		Grant Price
May 16, 2007	436,364	(1)	$3.30
December 21, 2009	919,000		$0

(1)
On May 16, 2007, options to purchase 436,364 ordinary shares granted earlier on November 28, 2006 were surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our net income, earnings per share and operating expenses.

We engaged an independent appraiser to assess the fair value of our options and ordinary shares underlying the options. Determining the fair value of options and ordinary shares requires making complex and subjective judgments. In assessing the fair value of our ordinary shares prior to our initial public offering on August 8, 2007, we considered the following principal factors:
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
The income approach was used to assess the fair value of our ordinary shares as of March 9, July 17 and July 23, 2007. The income approach resulted in a fair value of $5.50, $10.67 and $10.67 per share, respectively. The March 9, 2007 valuation was the same as the price in a share sales transaction between an existing shareholder of our company and a group of third parties unrelated to us, which transaction took place three days before we granted the options.
The income approach involved applying appropriate discount rates to estimated cash flows that were based on our earnings forecasts. The major assumptions used by the independent appraiser in deriving the fair value of our ordinary shares were consistent with our business plan and major milestones that we achieved. Other major assumptions used in determining the fair value of our ordinary share as of March 9, July 17 and July 23, 2007 included the following:
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
Our subsidiary, CRIC, has also granted options to certain of our directors, officers and employees pursuant to its share incentive plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—CRIC Share Incentive Plan.” As of March 31, 2010, CRIC had granted the following options and restricted shares to its directors, officers and employees and certain of E-House’s directors, officers and employees.

Options

	Number of Ordinary
	Shares Underlying
Grant Date	Options Granted		Exercise Price
January 1, 2009	5,114,914	(1)	$3.00
July 15, 2009	989,000		$6.00
July 30, 2009	300,000		$6.00
September 24, 2009	1,284,500		$8.00

(1)
Options to purchase 756,000 ordinary shares granted on January 1, 2009 were later modified on July 15, 2009. The number of these options was reduced to 251,500 and the vesting schedule was shortened to one to two years from two to four year.

Restricted shares

	Number of Restricted
Grant Date	Shares Granted		Grant Price
July 30, 2009	250,000	(1)	$3.00
July 30, 2009	50,000	(2)	$6.00

(1)
On July 30, 2009, options to purchase 250,000 ordinary shares granted earlier on January 1, 2009 were surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

(2)
On July 30, 2009, options to purchase 50,000 ordinary shares granted earlier on July 15, 2009 were surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

In October 2009, after the completion of CRIC’s initial public offering and its acquisition of SINA’s online real estate business, CRIC granted options to purchase 3,609,000 of its ordinary shares to certain employees of SINA and COHT to replace the same number of options of COHT they held at that time. The terms of these options are similar to those of the options of COHT held by such employees. We used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model included 2.47% average risk-free rate of return, 5.2 years of contractual life of option, 63.18% estimated volatility rate and no dividend yield. The weighted-average grant-date fair value of the options was $11.44 per share. We recorded compensation expense of $2.2 million for the period from the date of acquisition of SINA’s online real estate business to December 31, 2009 and unrecognized compensation expense in the total amount of $25.5 million is expected to be recognized over a weighted-average requisite service period of three years commencing on January 1, 2010.
Taxation
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax.
Our subsidiaries in the British Virgin Islands are not subject to income or capital gains tax.
Our operation in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

Our operation in Macau is subject to the complementary tax at a progressive tax rate of 0% to 12% on Macau sourced profits.
Prior to January 1, 2008, the Company’s PRC subsidiaries and consolidated variable interest entities in China were governed by the PRC Income Tax Law concerning Foreign Investment Enterprises and Foreign Enterprise and the Enterprise Income Regulation. Pursuant to these old income tax law and rules, most of such PRC entities were generally subject to enterprise income tax at the statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, some of our subsidiaries were subject to lower tax rates due to preferential tax treatments granted by local tax authorities. For example, our wholly-owned subsidiary E-House Shanghai, had its enterprise income tax rate lowered to 15% after it changed its place of registration to the Pudong New Area of Shanghai in 2005.
A new PRC Enterprise Income Tax Law, which became effective on January 1, 2008, applies a uniform 25% tax rate to both foreign-invested enterprises and domestic enterprises. However, certain enterprises that had enjoyed a preferential tax rate of 15% were eligible for phase-out tax rates over the five-year transitional period beginning from January 1, 2008. As such, the applicable rates for E-House Shanghai are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Moreover, there are some tax incentives available for qualified enterprises under the new Enterprise Income Tax law. Shanghai CRIC qualifies as a “High and New Technology Enterprise,” which entitles it to a preferential tax rate of 15% from 2008 to 2010. Shanghai CRIC is entitled to this preferential enterprise income tax rate as long as it maintains its “High and New Technology Enterprise” qualification. The “High and New Technology Enterprise” status is subject to renew by the relevant government authorities once every three years.
In addition to the enterprise income tax, our subsidiaries and consolidated variable interest entities in China are also subject to business tax and related surcharges by various local tax authorities at rates ranging from 5.0% to 8.5% on revenues generated from providing services.
Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries to non-PRC entities that are attributable to profits earned on or after January 1, 2008, are subject to a withholding tax. This withholding tax may be as high as 20%, although under the detailed implementation rules promulgated by the PRC tax authorities, the effective withholding tax is currently 10%.
Dividends of PRC subsidiaries that are directly held by Hong Kong entities may benefit from a reduced withholding tax rate of 5% pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, subject to the approval from the competent local branch of the State Administration of Taxation in accordance with the Administrative Measures on Tax Treaty Treatment of Nonresidents (Trial). Our Hong Kong subsidiaries have not sought approval for such preferential withholding tax rate, given that no dividends have been paid by their respective PRC subsidiaries. Our current holding structure does not allow us to receive any further relief from tax treaties or arrangements. Dividend payments are not subject to tax in Hong Kong, Macau, the British Virgin Islands or the Cayman Islands.
Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, we may be subject to PRC taxation on our worldwide income, and dividends distributed to our non-PRC investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.”

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
Revenue Recognition
We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales related taxes.
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
We sell subscriptions to our proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
We provide real estate consulting services to customers in relation to land acquisition and property development. In certain instances, we agree to a consulting arrangement wherein payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. In other instances, we provide services periodically during the development stage of a real estate project, such as monthly market updates. The contractual period for such arrangements is usually between one and twelve months with revenue being recognized ratably over such period.

When an arrangement includes periodic consulting services and subscriptions for the CRIC system, revenues are recognized ratably over the longer of the consulting or CRIC subscription period. When an arrangement includes project-based consulting services and subscriptions for the CRIC system, the entire arrangement is considered a single unit of account as we do not have objective and reliable evidence of fair value for each deliverable. Revenue is recognized based on the revenue recognition model for the final deliverable in the arrangement, which is typically the subscription for the CRIC system which requires ratable recognition over the subscription period. We have objective and reliable evidence of the fair value for the CRIC subscription service. As such, upon delivery of the consulting product, we defer the fair value of the remaining CRIC subscription and recognize the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria have been met. The residual amount recognized is limited to the cumulative amount due under the terms of the arrangement.
We have multiple-element arrangements which include provision of primary real estate services, provision of consulting services and/or subscription for the CRIC system. Payment for the primary real estate services is based on a commission rate that is contingent upon the sale of real estate. We have determined that the commission rate for the primary real estate services under these multiple-element arrangements has been at or above fair value. As such, the fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system have been recognized in accordance with the preceding paragraph.
We generate revenues from real estate advertising design services. We recognize the revenue derived from real estate advertising design services ratably over the specified contract period ranging from three to twelve months. We also provides advertising resale services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. We recognize advertising sales revenues on a gross basis because we act as principal and are the primary obligator in the arrangement.
We generate online real estate services revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on its websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. We also generate advertising revenues from outsourcing certain regional sites for a fixed period of time to local hosting partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract.
We generate other revenues from real estate fund management fees and performance-related carried interest. Real estate fund management fees are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. In addition to the fund management fees, we are entitled to performance-related carried interest, representing an allocation of profits in the event that investors in the fund achieve cumulative investment returns in excess of a specified amount. The carried interest is a component of our general partnership interests in the real estate funds. We record the additional return from these carried interests as revenue at the end of the contract year.
Deferred revenues are recognized when payments are received in advance of revenue recognition.
Variable Interest Entities
For some of our primary real estate agency contracts, we agree to pay refundable customer deposits to our developer clients. We evaluate each customer deposit to determine whether or not the developer client who receives our deposit is a variable interest entity and, if so, whether we are the primary beneficiary of such variable interest entity. If we are deemed to be the primary beneficiary, we would be required to consolidate the variable interest entity.

The analysis involves estimates and assumptions that are inherently subjective. The nature and size of each of our variable interests may require us to perform various analysis including, for example, the potential magnitude of our variable interest in the entity, whether or not the equity at risk of the potential variable interest entity is sufficient and whether or not we are the primary beneficiary. Estimates made in performing such analysis include estimates of the fair value of the developer client’s equity at risk, expected sales prices of the properties under development, profit margins of the development project, length of time required to complete the project and the associated property sales, discount rates and the probabilities of various scenarios occurring. To date, we have not consolidated any of the developer clients as a result of providing these customer deposits. However, the use of different estimates or assumptions, could have caused us to reach different conclusions as to whether or not the developer clients are variable interest entities and, if so, whether or not we are the primary beneficiary and are required to consolidate to consolidate these developer clients.
We act as the general partner to E-House Real Estate Asset Management Limited, which is not a variable interest entity based on our evaluation.
Share-Based Compensation
We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation cost in 2007, 2008 and 2009 was $1.0 million, $4.6 million and $11.9 million, respectively.
Determining the value of our share based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. For example, as of December 31, 2009, there was approximately $55.3 million and $15.7 million of total unrecognized compensation cost related to unvested share options and unvested restricted shares, respectively, which were expected to be recognized over a weighted-average period of 2.9 years and 3.0 years, respectively.
Goodwill Valuation
We test goodwill for possible impairment on an annual basis as of December 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We allocate our goodwill to the following reporting units: (1) primary real estate agency services unit; (2) secondary real estate brokerage services unit; (3) real estate information and consulting services unit; (4) real estate online services unit and (5) real estate advertising services unit.
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
As of December 31, 2009, we had goodwill in the amount of $452.7 million. No goodwill impairment was recognized during the year ended December 31, 2009 after we performed an annual goodwill impairment test as of December 31, 2009. The fair value of goodwill exceeded its carrying value as of that date by $572 million. As of December 31, 2009, the carrying value of goodwill was attributable to our real estate online services reporting unit due to CRIC’s acquisition of COHT, which had operated SINA’s online real estate business. We may incur goodwill impairment charges in the future, although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
Income Taxes
We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future taxes payable in our significant tax jurisdictions. The largest components of our deferred tax assets are accrued salary expenses deductible when payment is made and operating loss carryforwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we establish a valuation allowance to offset the deferred tax assets. As of December 31, 2009, we recognized a valuation allowance against deferred tax assets of $0.2 million. If we subsequently determine that all or a portion of the carryforwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.
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

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands of $)
Consolidated Statement of Operations Data:
Revenues	121,016	154,487	299,538
Cost of revenues	(23,510)	(31,856)	(70,343)
Selling, general and administrative expenses	(45,546)	(77,197)	(125,721)
Gain from settlement of pre-existing relationship	—	—	2,101

Income from operations	51,960	45,434	105,575
Interest expense	(622)	(2,420)	(216)
Interest income	2,490	3,063	1,039
Other income, net	199	1,970	8,780

Income before taxes, equity in affiliates and non-controlling interest	54,027	48,047	115,178
Income tax expenses	(10,277)	(8,713)	(19,924)

Income before equity in affiliates and non-controlling interest	43,750	39,334	95,254
Income from investment in affiliates	—	154	22,128

Net income	43,750	39,488	117,382
Net (income)/loss attributable to non-controlling interest	(2,024)	88	(17,104)

Net income attributable to E-House shareholders	41,726	39,576	100,278

Segment Information
We have six operating segments as of December 31, 2009: (1) primary real estate agency services; (2) secondary real estate brokerage services; (3) real estate information and consulting services, (4) advertising services for real estate projects; (5) real estate online services and (6) real estate fund management. We provide real estate consulting, information, advertising and online services through CRIC, our majority-owned subsidiary. These six segments accounted for 61.2%, 9.5%, 20.6%, 3.8%, 4.6% and 0.3%, respectively, of our total revenues in 2009. Evergrande was our largest customer in 2009, accounting for over 10% of our total revenues for the year.
In 2007, we had two operating segments: (1) primary real estate agency and real estate information and consulting services and (2) secondary real estate brokerage services. Our chief operating decision maker did not view the results of our real estate information and consulting services business separately when assessing our performance at that time. The real estate information and consulting service line grew substantially in 2008 and had its revenue, costs and expenses reviewed separately by our chief operating decision maker and therefore was separated from the primary real estate agency service segment. We began offering real estate advertising services in 2008 through Tian Zhuo. This service line experienced rapid growth in 2009 and was as such reviewed separately by our chief operating decision maker and therefore was separated from the primary real estate agency services and secondary real estate brokerage services segments. CRIC acquired COHT, which had operated SINA’s online real estate business, concurrent with its initial public offering in October 2009. The real estate online service was then reviewed separately by our chief operating decision maker and was as such reported as a separate segment. We have reclassified our segment information for 2007 and 2008 to be consistent with our segment information for 2009.

			Real estate
	Primary	Secondary	information
	real estate	real estate	and	Real estate	Real estate
	agency	brokerage	consulting	advertising	online	Real estate
	services	service	service	service	service	fund	Non-
2009	segment	segment	segment	segment	segment	management	allocated	Total
	$	$	$	$	$	$	$	$
Revenues from external customers	183,154,000	28,447,714	61,707,295	11,399,710	13,829,937	1,000,000	—	299,538,656
Cost of revenues	(55,655,737)	(1,877,546)	(1,865,697)	(6,014,185)	(4,930,280)	—	—	(70,343,445)
Selling general and administrative expenses	(47,241,533)	(26,123,163)	(22,723,019)	(5,690,497)	(11,359,944)	(647,754)	(11,935,269)	(125,721,179)
Gain from settlement of preexisting relationship	—	—	2,100,832	—	—	—		2,100,832

Income (loss) from operations	80,256,730	447,005	39,219,411	(304,972)	(2,460,287)	352,246	(11,935,269)	105,574,864
Interest expenses	—	—	—	—	—	—	(215,854)	(215,854)
Interest income	591,772	29,130	166,521	27,635	23,722	1,922	198,087	1,038,789
Other income/(expense), net	1,842,672	279,030	2,481,451	—	5,814	(1,810)	4,173,213	8,780,370

Income (loss) before taxes and equity in an associate	82,691,174	755,165	41,867,383	(277,337)	(2,430,751)	352,358	(7,779,823)	115,178,169
Income tax benefit (expense)	(15,981,753)	2,204,395	(6,710,032)	(553,666)	957,085	159,890	—	(19,924,081)

Income (loss) before equity in affiliates	66,709,421	2,959,560	35,157,351	(831,003)	(1,473,666)	512,248	(7,779,823)	95,254,088
Income from investment in affiliates	112,628	—	—	—	22,015,607	—		22,128,235

Net income (loss)	66,822,049	2,959,560	35,157,351	(831,003)	20,541,941	512,248	(7,779,823)	117,382,323

			Real estate
		Secondary	information
	Primary real	real estate	and	Real estate	Real estate
	estate agency	brokerage	consulting	advertising	fund
2008	services	services	services	services	management	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	88,601,982	14,836,943	49,116,061	932,469	1,000,000	—	154,487,455
Cost of revenues	(27,232,660)	(1,725,941)	(2,855,398)	(41,849)	—	—	(31,855,848)
Selling, general and administrative expenses	(34,075,314)	(20,209,062)	(13,776,504)	(1,865,669)	(463,351)	(6,807,731)	(77,197,631)

Income (loss) from operations	27,294,008	(7,098,060)	32,484,159	(975,049)	536,649	(6,807,731)	45,433,976
Interest expenses	—	—	—	—	—	(2,420,468)	(2,420,468)
Interest income	551,576	30,475	415,512	3,779	4,373	2,056,798	3,062,513
Other income/(expense), net	1,422,744	22,483	(1,323,858)	—	—	1,849,112	1,970,481

Income (loss) before taxes and equity in an associate	29,268,328	(7,045,102)	31,575,813	(971,270)	541,022	(5,322,289)	48,046,502
Income tax benefit (expense)	(4,153,861)	52,535	(4,917,503)	196,488	109,783	—	(8,712,558)

Income (loss) before equity in affiliates	25,114,467	(6,992,567)	26,658,310	(774,782)	650,805	(5,322,289)	39,333,944
Income from investment in affiliates	—	—	—	—	—	153,700	153,700

Net income/(loss)	25,114,467	(6,992,567)	26,658,310	(774,782)	650,805	(5,168,589)	39,487,644

			Real estate
		Secondary	information
	Primary real	real estate	and
	estate agency	brokerage	consulting
	service	service	service
2007	segment	segment	segment	Non-allocated	Total
	$	$	$	$	$
Revenues from external customers	100,932,992	11,888,443	8,195,165	—	121,016,600
Cost of revenues	(22,614,660)	—	(895,405)	—	(23,510,065)
Selling, general and administrative expenses	(23,195,466)	(14,997,248)	(4,985,048)	(2,368,038)	(45,545,800)

Income/(loss) from operations	55,122,866	(3,108,805)	2,314,712	(2,368,038)	51,960,735
Interest expense	—	—	—	(621,903)	(621,903)
Interest income	693,975	36,274	192,961	1,566,458	2,489,668
Other income/(expense), net	406,452	96,372	(156,825)	(148,107)	197,892

Income (loss) before taxes	56,223,293	(2,976,159)	2,350,848	(1,571,590)	54,026,392
Income tax benefit (expense)	(9,987,535)	(4,506)	(284,999)	—	(10,277,040)

Net income/(loss)	46,235,758	(2,980,665)	2,065,849	(1,571,590)	43,749,352

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenues. Our total revenues increased by 94% from $154.5 million in 2008 to $299.5 million in 2009 primarily due to the reasons discussed below.
•
Primary Real Estate Agency Services. Revenues from our primary real estate agency services increased by 107% from $88.6 million in 2008 to $183.2 million in 2009. This increase was primarily due to increases in total GFA and transaction value of new properties sold by 170% and 184%, respectively, for the full year of 2009 compared to 2008, partially offset by a lower average commission rate of 1.4% for 2009 compared to 2.0% for 2008. The lower average commission rate in 2009 resulted from there being a smaller portion of our total GFA for which a bonus commission is included in the commission structure.

•
Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services increased by 92% from $14.8 million in 2008 to $28.4 million in 2009. This increase was primarily due to higher total secondary real estate transaction volume under improved market conditions, despite a slight decrease in the total number of our secondary real estate brokerage stores from 115 as of December 31, 2008 to 109 as of December 31, 2009. The increase was also contributed by our brokerage storefronts’ support of our sales effort in the primary real estate agency services market primarily by promoting and selling any remaining unsold units of primary real estate projects.

•
Real Estate Information and Consulting Services. Revenues from real estate information and consulting services increased by 26% from $49.1 million in 2008 to $61.7 million in 2009. The increase was primarily due to further expansion of the coverage and marketing of the CRIC database as well as higher consulting revenues resulting from increased numbers of consulting clients and projects in 2009.

•
Real Estate Advertising Services. Revenues from real estate advertising services increased substantially from $0.9 million in 2008 to $11.4 million in 2009. The increase in revenues from real estate advertising services was attributable to wider acceptance and brand recognition of CRIC’s advertising design services and our launch of advertising resale services in 2009. We provide advertising resale services by making wholesale purchases of advertising space in print and other media in Shanghai and reselling it to developer clients.

•
Real Estate Online Services. Revenues from real estate online services were $13.8 million in 2009. CRIC completed its acquisition of COHT concurrently with its initial public offering in October 2009 and started reporting COHT’s business as a new line of business in the fourth quarter of 2009. COHT generates revenues through operating a real estate Internet business in China that provides region-specific real estate news and information, property data and access to online communities via local websites.

Cost of Revenues. Our cost of revenues increased by 121% from $31.9 million in 2008 to $70.3 million in 2009. This increase was primarily due to higher salaries and commissions paid to our sales staff as a result of the higher transaction volume and value of new properties sold and a higher agency fee paid for signing new primary real estate projects. The expansion of real estate advertising services also contributed to the increase in cost of revenues due to the additional cost of purchasing advertising spaces for resale.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 63% from $77.2 million in 2008 to $125.7 million in 2009. This increase was primarily due to an increase in bonuses tied to our company’s performance in 2009 and higher share-based compensation expense as a result of CRIC share options granted in 2009.
•
Primary Real Estate Agency Segment. Selling, general and administrative expenses for our primary real estate agency segment increased by 39% from $34.1 million in 2008 to $47.2 million in 2009. This increase was primarily due to an increase of $10.0 million in bonuses tied to our company’s performance in 2009 and an increase of $6.6 million in allowance for doubtful accounts in 2009, partially offset by a decrease of $2.3 million in marketing expenses in 2009.

•
Secondary Real Estate Brokerage Service Segment. Selling, general and administrative expenses for our secondary real estate brokerage service segment increased by 29% from $20.2 million in 2008 to $26.1 million in 2009. This increase was primarily due to an increase in staff salaries and commissions by $4.7 million as a result of our larger number of staff and higher transaction volume and an increase by $1.4 million in bonuses tied to our company’s performance in 2009.

•
Real Estate Information and Consulting Service Segment. Selling, general and administrative expense for real estate information and consulting service segment increased by 65% from $13.8 million in 2008 to $22.7 million in 2009, mainly due to higher salaries and rental and office expenses associated with an expansion of our operations.

•
Real Estate Advertising Service Segment. Selling, general and administrative expenses for real estate advertising service segment increased by 205% from $1.9 million in 2008 to $5.7 million in 2009, mainly due to higher salaries and rental expenses associated with increased personnel and office space.

•
Real Estate Online Service Segment. CRIC acquired COHT, the entity which had operated SINA’s online real estate business, in October 2009. $11.4 million of our selling, general and administrative expenses in 2009 was attributable to the acquired online real estate business.

Gain from Settlement of Pre-existing Relationship. Prior to the acquisition of COHT, we had a pre-existing relationship with COHT in the form of an ongoing obligation to maintain and update the CRIC database, which had been contributed to COHT through a ten-year license. We had recorded deferred revenue of $2.4 million at the date of COHT’s inception in 2008. Upon completion of CRIC’s acquisition of COHT in October 2009, we recorded a gain of $2.1 million on settlement of this pre-existing relationship that equals the remaining unamortized deferred revenue.
Income from Operations. As a result of the foregoing, our income from operations increased by 132% from $45.4 million in 2008 to $105.6 million in 2009.
Income from Investment in Affiliates. We previously held a 34% equity interest in COHT. This interest was re-measured to its fair value in connection with the acquisition of the remaining 66% equity interest in COHT in October 2009, with the excess of fair value over the carrying amount of such 34% interest recognized as a gain of $21.5 million.
Net Income. As a result of the foregoing, our income increased by 197% from $39.5 million in 2008 to $117.4 million in 2009.

Net Income Attributable to Non-controlling Interests. In October 2009, CRIC completed the acquisition of SINA’s 66% equity interest in COHT, increasing its interest in COHT from 34% to 100%, in exchange for issuing 47,666,667 ordinary shares to SINA upon CRIC’s initial public offering. Following the initial public offering and the acquisition of COHT, E-House Holdings remained the majority shareholder of CRIC. As of December 31, 2009, E-House Holdings held a 52.17% equity interest in CRIC. As a result, net income attributable to non-controlling interests in 2009 was $17.1 million, a significant increase from 2008.
Net Income Attributable to E-House Shareholders. Full-year 2009 net income attributable to E-House shareholders was $100.3 million, or $1.25 per diluted ADS, an increase of 153% from $39.6 million for 2008.
Income Tax Expenses. Our income tax expenses increased by 129% from $8.7 million in 2008 to $19.9 million in 2009. This increase was primarily due to the increase in our income before taxes.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Revenues. Our total revenues increased by 28% from $121.0 million in 2007 to $154.5 million in 2008 primarily due to the reasons discussed below.
•
Primary Real Estate Agency Services. Revenues from our primary real estate agency services decreased by 12% from $100.9 million in 2007 to $88.6 million in 2008. This decrease was primarily due to a lower average commission rate of 2.0% in 2008, compared to 2.6% in 2007. This was partially offset by increases in both the GFA and total transaction value of new properties sold. The GFA of properties we sold increased from approximately 4.0 million square meters in 2007 to approximately 4.1 million square meters in 2008 and the total transaction value of the properties we sold increased from $3.9 billion in 2007 to $4.5 billion in 2007.

•
Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services increased by 25% from $11.9 million in 2007 to $14.8 million in 2008. Revenue growth was negatively affected by reduced secondary real estate transaction volume in 2008 as a result of slower growth in China’s economy and deterioration of the demand for real estate purchases. As of December 31, 2008, we had a total of 115 secondary real estate brokerage stores in five cities in China, compared to 160 stores as of December 31, 2007, as a result of our decision to reduce the number of stores in response to deteriorating market conditions and in an effort to decrease operating expenses.

•
Real Estate Information and Consulting Services. Revenues from our real estate information and consulting services increased by 499% from $8.2 million in 2007 to $49.1 million in 2008. This growth was primarily due to substantial consulting revenues derived from strategic arrangements we entered into with major developers covering multiple cities and projects and an increase in the number and size of consulting projects completed for other developers. The increase also resulted from the completion of a number of consulting projects associated with land transfer in 2008.

Cost of Revenues. Our cost of revenues increased by 36% from $23.5 million in 2007 to $31.9 million in 2008 primarily due to increased salaries paid to our sales staff and higher operating costs incurred at sales offices as a result of increases in both the number of salespeople on our payroll and the number of primary real estate projects for which we acted as the sales agent. This was partially offset by lower commissions paid to our salespeople and lower project-related advertising and promotion expenses that we were contractually obligated to pay for several primary real estate projects. The increase in cost of revenues was also attributable to higher costs associated with developing, maintaining and updating the CRIC database system as a result of the expansion of our real estate information and consulting services.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 70% from $45.5 million in 2007 to $77.2 million in 2008 primarily due to an increase in staff salaries, consulting expenses, rental and travel expenses as a result of hiring additional managerial employees and the expansion of information and consulting services. This was partially offset by a decrease in management bonuses, which were tied to our financial performance. The increase was also due to higher share-based compensation expenses as a result of share options granted in 2008.
•
Primary Real Estate Agency Segment. Selling, general and administrative expenses for our primary real estate agency segment increased by 47% from $23.2 million in 2007 to $34.1 million in 2008 primarily due to an increase in staff salaries for our management employees by $2.7 million as a result of hiring additional staff and increases in salaries, and an increase in marketing, consulting, rental and travel expenses by $5.8 million as a result of hiring new employees and expanding our operations.

•
Secondary Real Estate Brokerage Service Segment. Selling, general and administrative expenses for our secondary real estate brokerage service segment increased by 35% from $15.0 million in 2007 to $20.2 million in 2008 primarily due to an increase in staff salaries by $3.2 million as a result of a larger number of staff, and an increase in rental and administrative expenses for our brokerage storefronts by $3.7 million as a result of operating a higher average number of stores in 2008 than in 2007.

•
Real Estate Information and Consulting Service Segment. Selling, general and administrative expense for our real estate information and consulting service segment increased by 176% from $5.0 million in 2007 to $13.8 million in 2008 primarily due to an increase in staff salaries for our management employees by $5.5 million as a result of hiring additional staff and increases in salaries, and an increase in marketing, consulting, rental, travel and other administrative expenses by $5.4 million as a result of hiring new employees and expanding our operations.

Income Tax Expenses. Our income tax expenses decreased by 15% from $10.3 million in 2007 to $8.7 million in 2008, primarily because of a decrease in taxable income and lower tax rate applicable to Shanghai CRIC due to its qualification as a “high and new technology enterprise,” partially offset by a higher tax rate applicable to E-House Shanghai.
Net income (loss) Attributable to Non-controlling Interest. Net income (loss) attributable to non-controlling interest represents non-controlling shareholders’ share of the net income or loss of our subsidiaries which are not wholly owned by us. Non-controlling interest share of our net income changed from $2.0 million in 2007 to non-controlling interest share of our net loss of approximately $88,000 in 2008, primarily because our non-wholly-owned subsidiaries suffered losses in 2008.
Net Income Attributable to E-House Shareholders. As a result of the foregoing, our net income decreased by 5.2% to $39.6 million in 2008, from net income of $41.7 million in 2007.
B. Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from our operating activities, capital contributions, our initial public offering in August 2007, subsequent follow-on offering in February 2008, CRIC’s initial public offering in October 2009 and borrowings from third-party lenders. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	(in thousands of $)
Net cash (used in) provided by operating activities	(81,273)	77,973	129,101
Net cash (used in) provided by investing activities	(4,169)	(26,455)	1,913
Net cash provided by (used in) financing activities	160,777	70,037	191,229
Net increase (decrease) in cash and cash equivalents	76,842	124,515	322,399
Cash and cash equivalents at beginning of the period	24,306	101,148	225,663
Cash and cash equivalents at end of the period	101,148	225,663	548,062
Operating Activities
We typically settle the payment of our commissions with our developer clients at the end of a sales period, which typically lasts several months. Therefore, our working capital levels are affected by the lag between the time we make sales and the time we collect the commissions owed to us. This is reflected in our accounts receivable and has from time to time resulted in negative operating cash flows. Under some of the sales agency agreements we enter into, we are required to pay deposits to the developer customer prior to the commencement of sales. The payment of such deposits affects our cash position and liquidity. We expect to continue from time to time to enter into contracts with developers requiring us to pay deposits, which could have a material effect on our liquidity position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our results of operations and cash flows may fluctuate due to seasonal variations in the real estate market, the non-recurring nature of our primary real estate agency services, billing cycles, unpredictable development cycles and advance cash deposits.”
Net cash provided by operating activities was $129.1 million in 2009, mainly due to net income of $95.3 million before equity in affiliates and non-controlling interest, a decrease in our customer deposits by $32.8 million, an increase in income tax and other tax payables by $25.9 million in aggregate as a result of a higher profit before tax in 2009, and an increase in our accrued payroll and welfare expenses by $19.5 million as a result of a higher accruals of year-end bonus tied to our performance in 2009, partially offset by a decrease in deposits payable by $39.2 million and an increase in our accounts receivable by $37.8 million as a result of increase in our revenues. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2009 were $13.9 million in allowance for doubtful accounts, $11.9 million in share-based compensation, $10.2 million in depreciation and amortization and $2.1 million in gain from settlement of pre-existing relationship.
Net cash provided by operating activities was $78.0 million in 2008, mainly due to net income of $39.5 million, a decrease in customer deposits by approximately $56.4 million and an increase in deposits payable by approximately $39.2 million, partially offset by an increase in accounts receivable by approximately $57.2 million.
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
Net cash provided by investing activities was $1.9 million in 2009, primarily due to proceeds from sale of property held for sale of $4.6 million and $11.6 million cash received from COHT upon completion of our acquisition of the remaining 66% equity interest in this entity, partially offset by the payment of $8.4 million for acquisition of Guangzhou Integrated, Fangyou Software and Portal Overseas, and payment of $5.8 million for purchasing property and equipment.

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
Net cash used in investing activities was $4.2 million in 2007, primarily due to our payment of $4.3 million for purchases of property and equipment.
Financing Activities
Our financing activities primarily consist of capital contributions, our initial public offering in August 2007, our follow-on offering in February 2008, the initial public offering of our subsidiary CRIC in October 2009, share repurchases, borrowings from commercial banks and dividends paid to ordinary shareholders.
Net cash provided by financing activities amounted to $191.2 million in 2009 primarily due to the net offering proceeds of $224.8 million from CRIC’s initial public offering, partially offset by the payment of $37.3 million to purchase 3,033,333 ordinary shares in CRIC held by Modern Information Ltd.
Net cash provided by financing activities was $70.0 million in 2008, primarily due to the $97.5 million in net proceeds from our follow-on offering and $42.5 million in proceeds from a bank loan. These cash inflows were partially offset by our repayment of $27.4 million in bank loans, payment of $22.7 million into a dollar denominated deposit account used as collateral for the $42.5 million RMB dominated loan and the repurchase of 2,848,278 of our ordinary shares in the open market for $19.2 million.
Net cash provided by financing activities amounted to $160.8 million in 2007 primarily due to the net proceeds from our initial public offering.
As of December 31, 2009, we had $556.1 million in cash and restricted cash, and no short-term borrowings, resulting in a liquid assets balance of $556.1 million, compared with $227.6 million at the end of 2008. We hold our cash and cash equivalents in interest-bearing U.S. dollar and RMB denominated accounts at registered banks and AAA-rated money market funds.
E-House Holdings is a holding company, and it relies principally on dividends from our subsidiaries in China to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and service any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House Holdings. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions. These regulations have not had a material adverse impact on E-House Holdings’ ability to meet its cash obligations and we do not expect them to have a material adverse impact in the future.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency–dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. These controls have not had a material adverse impact on our ability to meet our cash obligations and we do not expect them to have a material adverse impact in the future.
C. Research and Development, Patents and Licenses, etc.
Research and Development
As of December 31, 2009, we had 1,190 employees who conduct research and provide training. Most of these employees are at CRIC and our E-House Research and Training Institute. The E-House Research and Training Institute is associated with East China Normal University and Shanghai University and is located on the campus of Shanghai University. In addition to providing training, our research staff support all of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.
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
We currently have the and registered trademarks in China. We have also applied for the registration of the trademarks and “E-House.” We have registered our domain names, www.ehousechina.com, www.1fang.com, www.cityrehouse.com.cn and www.yiju.org with the China Internet Network Information Center.
CRIC, our subsidiary, has also applied to register the trademarks “CRIC”, “leju” and in China. CRIC has registered its domain names, www.cric2009.com, www.leju.com, www.dichan.com, fy.dichan.com and www.winfang.com, with the China Internet Network Information Center. CRIC holds copyright registrations in China that cover the CRIC system’s core software. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license the CRIC system’s software, are protected in accordance with the Regulations on the Protection of Computer Software and other relevant laws and regulations of the PRC. CRIC has obtained a software copyright certificate covering the CRIC system’s core software, which provides enhanced intellectual property protection under PRC law.

As part of CRIC’s acquisition of SINA’s online real estate business in October 2009, an affiliate of SINA granted us an exclusive license to use domain names, including house.sina.com.cn and jiaju.sina.com.cn, among others, in connection with our real estate Internet operations in China. In addition, this affiliate of SINA also granted us a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks.
While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
		Less than			More than
	Total	1 year	1-3 year	3-5 year	5 years
	(in thousands of $)
Operating lease obligations	21,696	8,196	6,545	1,541	5,414

Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services.
G. Safe Harbor
This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, a further slowdown in the growth of China’s economy, government measures that may adversely and materially affect our business, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China or the business plans for strategic alliances and other new business initiatives, our failure to manage growth, our loss of competitive advantage due to the failure to maintain and improve the proprietary CRIC system and/or other reasons, our reliance on a concentrated number of real estate developers, and other risks outlined in our filings with the Securities and Exchange Commission. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	42	Executive Chairman
Jianjun Zang	42	Director and Acting Chief Executive Officer
Neil Nanpeng Shen	42	Director
Bing Xiang	47	Independent Director
Hongchao Zhu	50	Independent Director
May Wu	42	Independent Director
Jeffrey Zhijie Zeng	41	Independent Director
Yunchang Gu	66	Independent Director
Canhao Huang	52	Executive Director
Li-Lan Cheng	45	Chief Financial Officer
Zuyu Ding	36	Co-President of CRIC
Jun Luo	42	Co-President of CRIC
Ber Jen Ko	46	Head of Secondary Brokerage Service
Mr. Xin Zhou is one of the co-founders of our company and has served as our chairman since 2003. Mr. Zhou served as our chief executive officer from 2003 to 2009. Mr. Zhou has over 16 years of experience in China’s real estate industry. From 1997 to 2003, he served as a director and the general manager of Shanghai Real Estate Exchange Co., Ltd., and as the deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou also served as the chairman and general manager of Shanghai Wanxin Real Estate Investments Consulting Ltd. from 1994 and 1997. In recognition of his contribution to the development of real estate marketing, brokerage and circulation area in Shanghai and elsewhere in China, Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Circulation Industry” in 2005, and named one of the “2005 ten most influential people in the real estate services industry” from China City Property Exposition Commission. Mr. Zhou currently serves as the acting chairman of the Real Estate Broker Professional Committee of the China Real Estate Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University.

Mr. Jianjun Zang has served as our director and acting chief executive officer since September 2009. Prior to that, he had been a co-head of our primary real estate agency service since 2001. Mr. Zang served as a director of our company from December 2004 to August 2007. He was the chairman and general manager of the predecessor of Shanghai Real Estate Brokerage Co., Ltd. in 2000. Mr. Zang served as a director and general manager of Shanghai Yidu Real Estate Sales & Planning Co., Ltd. from 1998 to 2000, and as an operating director of Shanghai Lidahang Real Estate Consulting Co. from 1993 to 1998. Mr. Zang received a bachelor’s degree from Fudan University and an EMBA degree from Shanghai Jiao Tong University in China.
Mr. Neil Nanpeng Shen has served as our director since January 2005. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China, and Ctrip.com International, Ltd., or Ctrip, the largest travel consolidator in China, both listed on the NASDAQ. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of China Real Estate Information Corporation, a leading provider of real estate information, consulting, advertising and online services in China listed on the NASDAQ, a director of American Dairy, Inc., an infant milk company listed on the New York Stock Exchange, a director of Peak Sport Products Co., a sportswear company listed on the Hong Kong Stock Exchange, a director of China Nuokang Bio-Pharmaceutical Inc., a biopharmaceutical company listed on the NASDAQ, and also an independent director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on the NASDAQ. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.
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
Ms. May Wu has served as our independent director since April 2008. She has been the chief strategy officer of Home Inns since April 2010 after having served as Home Inns’ chief financial officer from May 2006 to April 2010, and senior vice president of finance from March 2006 to May 2006. Prior to joining Home Inns, Ms. Wu was a first vice president at Schroder Investment Management, North America Inc. from 2005 to March 2006, and a vice president from 2003 to 2004. She was responsible for investment research and management for various funds specializing in the consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management where she also served as a vice president from 2000 to 2002. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Jeffrey Zhijie Zeng has served as our independent director since August 2008. Mr. Zeng is a founding managing partner of Kaixin Investment, a venture capital fund founded in May 2008 by China Development Bank and CITIC. Prior to that, he served as managing director of Walden International since 2001. Mr. Zeng is an independent director of China Greatwall Computer Shenzhen Co., Ltd., Hunan Talkweb Information System Ltd., Shanghai AJ Corporation, Chinasoft International Ltd. and Vimicro International Corporation. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng holds a bachelor’s degree in economics from the University of Nagasaki, Japan and a master’s degree in management from Stanford University.
Mr. Yunchang Gu has served as our independent director since August 2008. Mr. Gu is currently vice president of the China Real Estate and Housing Research Association. He served as vice president and secretary general of the China Real Estate Association from 1998 to 2006. From 1988 to 1998, he was deputy director of the Center of Policy Research of the Ministry of Construction. Mr. Gu currently serves as an independent director of Sino-Ocean Land Holdings Ltd. and Shimao Property Holdings Ltd., both listed on the Hong Kong Stock Exchange. Mr. Gu received his bachelor’s degree in urban planning from Shanghai Tongji University.
Mr. Canhao Huang has served as our director since April 2006. Mr. Huang was the head of operations from September 2007 to December, 2009. He served as a vice president from 2000 to September 2007. Prior to that, Mr. Huang was a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000.
Mr. Li-Lan Cheng has served as our chief financial officer since November 2006. Prior to joining us, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a real estate Internet company in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).
Mr. Zuyu Ding has served as the head of our real estate information and consulting services since 2006 and is now a co-president of CRIC. He was E-House’s technology director from 2001 to January 2008. From 2001 to 2005, he served as the vice president of Shanghai Real Estate Sales (Group) Co., Ltd. Prior to that, from 1997 to 2000, he was the manager of the research and development department of Shanghai Real Estate Exchange Co., Ltd. Mr. Ding is currently also serving as vice principal of the E-House Research and Training Institute, an executive director of the China Real Estate and Housing Research Association, secretary-general of the Real Estate Broker Professional Committee Intermediary Committee of China Real Estate Association, and an advisor on the real estate market for the Ministry of Housing and Urban-Rural Development. Mr. Ding received a bachelor’s degree from Shanghai East China Normal University and an MBA from Macau University of Science & Technology.
Mr. Jun Luo has served as CRIC’s co-president since October 2009. Mr. Luo has served as the general manager of Shanghai SINA Leju since December 2007. Before joining SINA, Mr. Luo was a director of Unified Communications Business for Greater China Region at Cisco Systems (China) Networking Technology Co., Ltd. from April 2006 to November 2007. From September 2004 to April 2006, he served as the director of the Application Business and director of Nationwide Named Account business for Avaya (China) Communication Co. Ltd. Mr. Luo served as a business development manager of Cisco Systems (China) Networking Tech Co., Ltd. from February 2000 to September 2004, and a sales manager of Oracle Software System Co., Ltd. from September 1996 to February 2000. Mr. Luo obtained a bachelor’s degree from Shanghai University of Finance and Economics.
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
B. Compensation of Directors and Executive Officers
For the year ended December 31, 2009, we paid an aggregate of approximately RMB8.2 million ($1.2 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.
E-House Share Incentive Plan
E-House Share Incentive Plan. We adopted a share incentive plan, or the E-House Plan, in 2006 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The E-House Plan was amended and restated on October 16, 2008. The E-House Plan permits us to grant three types of awards: stock options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued pursuant to all awards under the E-House Plan shall be 5% of our total outstanding shares on an as-converted basis as of the effective date of the E-House Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the E-House Plan, as a result of which the additional shares reserved under the E-House Plan as of each applicable anniversary shall equal 5% of our then total outstanding shares. Notwithstanding the foregoing, on the effective date of the E-House Plan and each of the third, sixth and ninth anniversary of the effective date of the E-House Plan, no more than two million incentive share options may be issued until the next applicable anniversary. We have granted to certain of our directors, executive officers and employees restricted shares and options to purchase ordinary shares of our company as described below. As of March 31, 2010, the aggregate number of ordinary shares underlying outstanding options granted under the E-House Plan is 1,659,752 and the aggregated number of outstanding restricted shares granted under the E-House Plan is 919,000. As of March 31, 2010, 1,277,863 of these options and 436,364 of these restricted shares have vested. The following table summarizes, as of March 31, 2010, the options and restricted shares granted under the E-House Plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

	Ordinary Shares
	Underlying
	Options/Restricted		Exercise Price(2)	Date of	Date of
Name	Shares		($/Share)	Grant	Expiration
Jianjun Zang	40,000		5.37	April 15, 2008	April 14, 2018
	80,000		N/A	December 21,2009	N/A
Neil Nanpeng Shen	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	10,000		N/A	December 21,2009	N/A
Bing Xiang	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	10,000		N/A	December 21,2009	N/A
Hongchao Zhu	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	10,000		N/A	December 21,2009	N/A
May Wu	40,000		5.37	April 15, 2008	April 14, 2018
	20,000		5.37	August 3, 2008	August 2, 2018
	15,000		N/A	December 21,2009	N/A
Jeffrey Zhijie Zeng	40,000		5.37	August 3, 2008	August 2, 2018
	10,000		N/A	December 21,2009	N/A
Yunchang Gu	40,000		5.37	August 3, 2008	August 2, 2018
	10,000		N/A	December 21,2009	N/A
Canhao Huang	40,000		5.37	April 15, 2008	April 14, 2018
	50,000		N/A	December 21,2009	N/A
Li-Lan Cheng	436,364	(1)	3.30	November 28, 2006	N/A
	40,000		5.37	April 15, 2008	April 14, 2018
	80,000		N/A	December 21,2009	N/A
Zuyu Ding	100,000		5.37	July 17, 2007	July 16, 2017
	40,000		5.37	April 15, 2008	April 14, 2018
Ber Jen Ko	80,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	30,000		N/A	December 21,2009	N/A
Other Individuals as a group	2,187,165	(2)(3)	5.37 to 5.50	March 9, 2007 to	March 8, 2017 to
				December 21,2009	August 2, 2018

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

(3)	As of March 31, 2010, options and restricted shares representing an aggregate of 329,835 ordinary shares previously granted to various individuals have been cancelled.
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
CRIC Share Incentive Plan
CRIC Share Incentive Plan. On September 9, 2008, CRIC, our subsidiary, adopted a share incentive plan, or the CRIC Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the subsidiary. The CRIC Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares which may be issued pursuant to all awards under the CRIC Plan shall be 15% of the total outstanding shares of the subsidiary on an as-converted basis as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC Plan, as a result of which the additional shares reserved under the CRIC Plan as of each applicable anniversary shall equal 5% of the then total outstanding shares. We have granted options to purchase ordinary shares of the subsidiary to certain directors, executive officers and employees of the subsidiary as well as some of our directors and officers who have made contributions to the subsidiary. As of March 31, 2010, the aggregate number of ordinary shares of CRIC underlying outstanding options granted under the CRIC Plan is 11,284,294 and the aggregated number of outstanding restricted shares of CRIC granted under the CRIC Plan is 237,500.

The following table summarizes, as of March 31, 2010, the options and restricted shares granted under the CRIC Plan to our directors and senior executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised, if any.

	Ordinary Shares		Exercise Price
Name	Underlying Options		($/Share)	Date of Grant	Date of Expiration
Xin Zhou	1,250,000		3.00	January 1, 2009	December 31, 2018
	500,000		0.65	April 23, 2009	April 22, 2015
Jianjun Zang	25,000		3.00	January 1, 2009	December 31, 2018
	50,000		8.00	September 24, 2009	September 23, 2019
Neil Nanpeng Shen	40,000		8.00	September 24, 2009	September 23, 2019
Bing Xiang	20,000		8.00	September 24, 2009	September 23, 2019
Hongchao Zhu	20,000		8.00	September 24, 2009	September 23, 2019
May Wu	30,000		8.00	September 24, 2009	September 23, 2019
Jeffrey Zhijie Zeng	20,000		8.00	September 24, 2009	September 23, 2019
Yunchang Gu	20,000		8.00	September 24, 2009	September 23, 2019
Canhao Huang	25,000		3.00	January 1, 2009	December 31, 2018
	50,000		8.00	September 24, 2009	September 23, 2019
Li-Lan Cheng	250,000	(1)	3.00	January 1, 2009	N/A
	50,000	(1)	6.00	July 15, 2009	N/A
Zuyu Ding	1,000,000		3.00	January 1, 2009	December 31, 2018
Jun Luo	50,000		3.00	January 1, 2009	December 31, 2018
	1,000,000		0.64	September 6,2008	September 5,2014
Ber Jen Ko	10,000		3.00	January 1, 2009	December 31, 2018
	20,000		8.00	September 24, 2009	September 23, 2019
Other Individuals as a group	7,154,294		0.64 to 8.00	September 6, 2008	September 5, 2014
				September 24, 2009	September 23, 2019

(1)
These options were subsequently surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

The remaining terms of the CRIC Plan are substantially identical to the terms of the E-House Plan described above.
C. Board Practices
Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.
In 2009, our board of directors held meetings or passed unanimous written resolution in lieu of meeting seven times.
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
In 2009, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting six times.
Compensation Committee. Our compensation committee consists of Messrs. Yunchang Gu and Hongchao Zhu, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Zhu is the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of our company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:
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
In 2009, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting once.

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

•	reviewing annually the composition of our board of directors and its committees in light of the characteristics of independence, qualification, experience and availability of the board members;
•	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to our company; and
•
monitoring of compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations.

In 2009, our nominating and corporate governance committee held meetings or passed unanimous written resolutions in lieu of meeting once.
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

D. Employees
We had 4,500, 6,397 and 7,152 employees as of December 31, 2007, 2008 and 2009, respectively. The table sets forth the number of employees by area of business as of December 31, 2009:

	Number of	Percentage of
	Employees	Employees
Corporate Offices	1,118	15.6%
Research Department	1,190	16.7%
Sales Staff	4,844	67.7%

Total	7,152	100.0%
We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2010, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.
As of March 31, 2010, we have 80,324,227 ordinary shares outstanding, 94,507 of which have been issued to our depositary and reserved for future grants under our share incentive plan and are therefore not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2010, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Immediately
	Number	%
Directors and Executive Officers: (1)
Xin Zhou(2)(†)	20,272,100	25.27
Jianjun Zang(3) (†)	2,731,149	3.40
Neil Nanpeng Shen(4)	6,103,330	7.60
Bing Xiang	*	*
Hongchao Zhu	*	*
May Wu	*	*
Jeffrey Zhijie Zeng	*	*
Yunchang Gu	*	*
Canhao Huang (†)	*	*
Li-Lan Cheng	*	*
Zuyu Ding (†)	*	*
Jun Luo	—	—
Ber Jen Ko	*	*
All Directors and Executive Officers as a Group(†)	26,928,148	33.43
Principal Shareholders:
Orbis Investment Management (B.V.I) Limited and affiliates(5)	14,430,921	17.99
On Chance Inc.(6) (†)	10,294,800	12.83
Jun Heng Investment Limited(7) (†)	9,977,300	12.44
CHF Investment Limited (8)	5,474,343	6.82
Smart Create Group Limited(9)	5,250,000	6.54

*	Less than 1% of our total outstanding shares.

†
Each of these directors and executive officers is a beneficial owner of our shares through On Chance Inc., Jun Heng Investment Limited or both, as the case may be. On Chance Inc. is also a shareholder of Jun Heng Investment Limited.

(1)
Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(2)
Includes 10,294,800 ordinary shares and 9,977,300 ordinary shares respectively held by On Chance Inc. and Jun Heng Investment Limited. Each of On Chance Inc. and Jun Heng Investment Limited is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. As a result, Mr. Zhou is deemed to be the beneficial owner of 20,272,100 ordinary shares of our company. Mr. Zhou disclaims beneficial ownership of these 20,272,100 ordinary shares except to the extent of his pecuniary interest therein.

(3)
Represents 2,717,816 ordinary shares held by Jun Heng Investment Limited that is approximately 27.24% owned by Mr. Zang and 13,333 ordinary shares issuable upon exercise of options held by Mr. Zang within 60 days from March 31, 2010.

(4)
Includes 5,250,000 ordinary shares directly held by Smart Create Group Limited, a British Virgin Islands company that is controlled by Mr. Shen, 800,000 ordinary shares directly held by Smart Master International Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, and 53,330 ordinary shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after March 31, 2010. Mr. Shen, a shareholder of Smart Create Group Limited, has been granted a voting proxy by the other shareholders of Smart Create Group Limited to vote on their behalf. Mr. Shen disclaims beneficial ownership of these 5,250,000 ordinary shares except to the extent of his pecuniary interest therein. The business address of Mr. Shen is Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(5)
Based on Schedule 13G filed by Orbis Investment Management (B.V.I.) Limited, Orbis Investment Management Limited and Orbis Asset Management Limited on February 12, 2010. Orbis Investment Management (B.V.I.) Limited is a company organized under the laws of the British Virgin Islands. Orbis Investment Management Limited and Orbis Asset Management Limited are companies organized under the laws of Bermuda. The address of their principal business office is 25 Front Street Hamilton, Bermuda HM11.

(6)
On Chance Inc. is a company incorporated in British Virgin Islands and 95% owned by Xin Zhou. The registered address of On Chance Inc. is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(7)
Jun Heng Investment Limited is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng Investment Limited is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(8)
Based on Schedule 13G filed by CHF Investment Limited on February 10, 2010, a British Virgin Islands company, with the registered address at Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Voting and investment power of shares beneficially held by CHF Investment Limited is exercised by a committee which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Such persons disclaim beneficial ownership of these 4,909,541 ordinary shares except to the extent of their pecuniary interest therein.

(9)
Smart Create Group Limited is a company incorporated in British Virgin Islands and controlled by Neil Nanpeng Shen. The registered address of Smart Create Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Immediately following our initial public offering, Xin Zhou held 41.71% of our ordinary shares and as of March 31, 2010, he held 25.27% of our ordinary shares.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
To our knowledge, 54,338,727 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 94,507 of the 54,338,727 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Agreements with CRIC
CRIC is currently our majority-owned subsidiary. We first reported our real estate information and consulting services business as a separate segment in our annual report on Form 20-F for the year ended December 31, 2008. Prior to the initial public offering of CRIC, we provided CRIC with finance and accounting, human resources management, administrative, internal control and audit, operational management, legal and information technology support services, and have also provided CRIC with the services of a number of our executives and employees.
We have entered into agreements with CRIC with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement, an onshore cooperation agreement and a consulting and services agreement relating to certain services to be provided by CRIC to us. The following are summaries of these agreements.
Master Transaction Agreement
The master transaction agreement contains provisions relating to CRIC’s carve-out from us. The master transaction agreement provides for cross-indemnities that generally will place the financial responsibility on CRIC for all liabilities associated with the current and historical real estate information, consulting and advertising services business and operations that have been conducted by or transferred to CRIC, and generally will place on us the financial responsibility for liabilities associated with all of our other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and CRIC indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, CRIC has agreed to indemnify us against liabilities arising from misstatements or omissions in the prospectus or the registration statement of which it is a part in connection with CRIC’s initial public offering, except for misstatements or omissions relating to information that we provided to CRIC specifically for inclusion in the prospectus or the registration statement of which it forms a part. CRIC also has agreed to indemnify us against liabilities arising from any misstatements or omissions in its subsequent SEC filings and from information CRIC provides to us specifically for inclusion in our annual or quarterly reports following the completion of CRIC’s initial public offering, but only to the extent that the information pertains to CRIC or its business or to the extent we provide CRIC prior written notice that the information will be included in our annual or quarterly reports and the liability does not result from the action or inaction of us. Similarly, we will indemnify CRIC against liabilities arising from misstatements or omissions in our subsequent SEC filings or with respect to information that we provided to CRIC specifically for inclusion in the prospectus in connection with its initial public offering, the registration statement of which the prospectus forms a part, or its annual or quarterly reports following the completion of the initial public offering.
The master transaction agreement contains a general release, under which the parties release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement ofor the initial public offering of CRIC, including in connection with the activities to implement the offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.
Furthermore, under the master transaction agreement, CRIC has agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by us and to maintain the same fiscal year as we do until our first fiscal year-end occurring after the earlier of (1) the first date when we no longer own at least 20% of the voting power of CRIC’s then outstanding securities and (2) the first date when we cease to be the largest beneficial owner of CRIC’s then outstanding voting securities (without considering holdings by certain institutional investors). This earlier date is referred to as the control ending date herein. CRIC also has agreed to use its reasonable best efforts to complete its audit and provide us with all financial and other information on a timely basis so that we may meet its deadlines for its filing of annual and quarterly financial statements.
Under the master transaction agreement, E-House Research and Training Institute, our research arm, or other members of the group performing similar functions, will provide CRIC, during the service period until the control ending date and free of charge, with regular macro-economic and real estate industry research and information services and customized real estate industry research and information services from time to time based on CRIC’s specific request. E-House Research and Training Institute reserves all intellectual property rights in respect of the services it provides. CRIC may use the service products provided by E-House Research and Training Institute for the operation of its business, including operation of the CRIC system.
The master transaction agreement will automatically terminate five years after the first date upon which we cease to own in aggregate at least 20% of the voting power of CRIC’s then outstanding securities. This agreement can be terminated early by mutual written consent of the parties.
Offshore Transitional Services Agreement
Under the offshore transitional services agreement, we agree that, during the service period, we will provide CRIC with various corporate support services, including:
•	general finance and accounting support;
•	human resources management support;
•	administrative support;
•	internal control and internal audit support;

•	operational management support;
•	legal support; and
•	information technology support.
We also may provide CRIC with additional services that we and CRIC may identify from time to time in the future. It may engage third parties to provide services covered by the offshore transitional service agreement.
The offshore transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the offshore transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.
The price to be paid for the services provided under the offshore transitional service agreement shall be the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.
The offshore transitional services agreement provides for a service period commencing on the date when the registration statement for CRIC’s initial public offering was first publicly filed with the SEC, and ending on the date when we cease to own in aggregate at least 20% of the voting power of CRIC’s then outstanding securities or cease to be the largest beneficial owner of CRIC’s then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing control over CRIC.
Either party may terminate the offshore transitional services agreement with respect to either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by us, but does not quantify the amount of or specify the calculation method, for such fee.
Onshore Transitional Services Agreement
The onshore transitional services agreement adopts terms and conditions similar to those of the offshore transitional services agreement. Under the onshore transitional services agreement, Shanghai Real Estate Sales (Group) Co., Ltd., our indirectly wholly-owned subsidiary, or E-House Shanghai, agrees, during the applicable service period, to provide Shanghai CRIC with various corporate support services, including general finance and accounting support, human resources management support, administrative support, internal control and internal audit support, operational management support, legal support and information technology support. E-House Shanghai also may provide Shanghai CRIC with additional services that Shanghai CRIC and E-House Shanghai may identify from time to time in the future. E-House Shanghai may engage third parties to provide services covered by the onshore transitional services agreement.

The price to be paid for the services provided under the onshore transitional service agreement shall be the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.
The onshore transitional services agreement provides for a service period commencing on the date when the registration statement for CRIC’s initial public offering was first publicly filed with the SEC, and ending on the date when we cease to own in aggregate at least 20% of the voting power of CRIC’s then outstanding securities or cease to be the largest beneficial owner of CRIC’s then outstanding voting securities, without considering holdings of institutional investors that have acquired CRIC’s securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing control over CRIC.
Either party may terminate the onshore transitional services agreement with respect to either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by E-House Shanghai, but does not quantify the amount of or specify the calculation method, for such fee.
Non-competition Agreement
The non-competition agreement provides for a non-competition period beginning on the date of the agreement and ending on the later of (1) three years after the first date when we cease to own in aggregate at least 20% of the voting power of CRIC’s then outstanding securities and (2) five years after the date that the registration statement for CRIC’s initial public offering was first publicly filed with the SEC. This agreement can be terminated early by mutual written consent of the parties.
We have agreed not to compete with CRIC during the non-competition period in the business of providing real estate information and consulting services, real estate advertising services, and operating business-to-business and business-to-consumer Internet websites targeting participants in the real estate industry, as described in the prospectus for CRIC’s initial public offering, anywhere in the world, with the exception of E-House Research and Training Institute as long as its revenues from third parties do not exceed 5% of our total revenues for the same fiscal year. CRIC has agreed not to compete with us during the non-competition period in the business of primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by us, as described in our periodic filings with the SEC.
The non-competition agreement also provides for a mutual non-solicitation obligation that neither CRIC nor we may, during the non-competition period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.
Consulting and Services Agreement
Under this consulting and services agreement, Shanghai CRIC, as the consulting services provider, agrees that within the service period of ten years commencing on April 1, 2009, it will provide E-House Shanghai and/or its designated PRC affiliated entities with (i) regular real estate information and consulting services in respect of certain real estate projects as specified in the agreement or otherwise agreed upon by Shanghai CRIC and E-House Shanghai from time to time, for which E-House Shanghai and/or the affiliated entities provide real estate agency services, and (ii) special real estate information and consulting services to be separately agreed upon between Shanghai CRIC and E-House Shanghai. Shanghai CRIC and E-House Shanghai shall consult with each other in respect of extension of the service period at least one month prior to the expiration of the service period. Neither party may unilaterally terminate the agreement early except where the other party is in a material breach of the agreement and fails to rectify the breach as required under the agreement.

Under the consulting and services agreement, a service fee for the regular real estate information and consulting services shall generally be charged on a quarterly basis at the quarterly rate of RMB70,000 ($10,255) per project for the first year, with annual adjustments according to market rates, and service fees for any special real estate information and consulting services shall be separately reviewed and agreed upon between the parties.
According to the consulting and services agreement, Shanghai CRIC reserves all intellectual property rights in respect of the service products it provides. E-House Shanghai and/or its affiliated entities shall only use the services provided by Shanghai CRIC in their internal research for the purpose of operation of the business of E-House Shanghai and/or its relevant affiliated entities.
Onshore Cooperation Agreement
Under this onshore cooperation agreement, E-House Shanghai, Shanghai CRIC and Tian Zhuo agree that they will cooperate with each other in sharing information about potential demands for products and/or services and developing clients. If any party is aware that its customers, suppliers or other business partners may have demands for the products and/or services of any other party, it will share such information with such other party, to the extent not in violation of any applicable law and its confidentiality obligations under any contract. Furthermore, the parties agree to cooperate with each other, to the extent commercially reasonable and in the manner deemed to be appropriate, in referring the principal products and/or services of any other party, joint pitching for and negotiating with clients, and entering into agreements with clients. In the event the parties jointly enter into an agreement with a client, they shall determine their respective rights and obligations in writing through amicable negotiations, and based on the principle of fairness and the fair market values of the products and/or services offered by the parties. The parties agree not to charge any fees for their cooperation and assistance provided under the agreement unless they separately and explicitly agree otherwise.
The onshore cooperation agreement provides for a term commencing on its date of execution and ending on the date when we cease to own in aggregate at least 20% of the voting power of CRIC’s then outstanding securities or cease to be the largest beneficial owner of CRIC’s then outstanding voting securities, without considering holdings of institutional investors that have acquired its securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing control over CRIC. None of the parties may unilaterally terminate the agreement early except where another party is in a material breach of the agreement and fails to rectify the breach under the agreement.
Agreements with CRIC and SINA
In connection with CRIC’s initial public offering and CRIC’s acquisition of SINA’s online real estate business, we have entered into a shareholders agreement and registration rights agreement with SINA and CRIC on October 21, 2009.
Shareholders Agreement
Voting requirements with respect to board composition. The shareholders agreement provides that the CRIC’s board of directors shall consist of a maximum of eleven members, of which two will be designated by us and two will be designated by SINA, so long as we or SINA, as the case may be, remains the beneficial owner of at least 20% of the issued and outstanding shares. In the event that we or SINA no longer owns at least 20%, but still owns at least 10%, of the issued and outstanding shares, we or SINA, as the case may be, will have the right to designate only one director to the board. In the event that we or SINA no longer owns at least 10% of the issued and outstanding shares, we or SINA, as the case may be, shall have no right to nominate any director to the board. As long as we own at least 10% of the issued and outstanding shares and holds more shares than are held by SINA, we may, in our discretion, select a director designated by us to serve as the chairman of the board. We agree to vote all its shares or execute proxies or written consents, as the case may be, and take all other necessary action (including causing CRIC to call a general meeting of its shareholders) in order to ensure that the composition of the board is as described above.

Restrictions on transfer. The shareholders agreement provides for certain restrictions on the transfer of shares. For a 180-day lock up period commencing on the date of the shareholders agreement, we shall not transfer or grant or allow to be encumbered any lien with respect to any of our shares, except for a transfer to our affiliates or with prior written consent by all other shareholders under the shareholders agreement. Following the lock up period, we may transfer the shares pursuant to Rule 144 under the Securities Act or a firm commitment underwritten public offering registered under the Securities Act, in addition to the two types of transfers permitted in the lock up period. Other than these permitted transfers, we must give a right of first offer to each other shareholder under the shareholders agreement prior to transferring the shares to third parties. We are not allowed to, without the prior written consent of the other party to the shareholders agreement, transfer or grant or allow to be encumbered any lien that number of shares exceeding in aggregate 10% of CRIC’s share capital in a single transaction or series of transactions to any person other than a financial investor, so long as the other party owns at least 20% of CRIC’s issued and outstanding shares.
Registration Rights Agreement
Demand registration rights. Pursuant to the registration rights agreement, we have the right to demand that CRIC effect a registration covering the offer and sale of the shares, following the date that is 180 days after the date of the registration rights agreement. We are entitled to an aggregate of three such registrations. CRIC, however, is not required prepare and file (1) more than one demand registration statements in any 12-month period, or (2) any demand registration statement within 180 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, CRIC will include in such demand registration, up to the maximum offering size, following the order of priority: (1) the registrable securities that the requesting party proposes to register; (2) the registrable securities that any non-requesting party proposes to register; and (3) any securities CRIC proposes to register and any securities with respect to which any other security holder has requested registration.
Piggyback registration rights. If CRIC proposes to file a registration statement for an offering of the shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to CRIC’s employees pursuant to any employee benefit plan, then CRIC must offer us an opportunity to include in the registration all or any part of their registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by CRIC or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (1) if CRIC initiates the piggyback registration, CRIC will include in such registration the securities it proposes to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (2) if any holder of CRIC’s securities initiated the piggyback registration, CRIC will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities CRIC proposes to register.

Loan Guarantee
Our short-term borrowings from commercial banks were guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by our chairman, Mr. Xin Zhou, for 2007 and 2008. We incurred no cost for obtaining such guarantees. The guarantied borrowings were repaid in 2008.
Transactions with Certain Related Customer, Shareholders, Directors and Affiliates
Transactions with a Related Customer
We have provided primary real estate agency services to Shanghai Yueshun Real Estate Development Co., Ltd., a developer client partially owned by Mr. Xin Zhou. Total revenues from such service in 2007, 2008 and 2009 were $2,801,505, $321 and $102,708, respectively. Accounts receivable balances related to these transactions as of December 31, 2007, 2008 and 2009 were $1,730,656, $386,857 and $17,146, respectively.
Transactions with Management
As of December 31, 2009, we had a payable balance of $1,050,000 to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares.
As of December 31, 2008, we had a payable balance of $475,204 to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares.
As of December 31, 2007, we had a payable balance of $950,401 to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares.
Transactions with Affiliates
As of December 31, 2009, we had a receivable balance of $1,025,157 from the Fund, an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing the deposit payment made on behalf of this entity. The amount was repaid in March 2010.
We had no payable to other related parties as of December 31, 2009.
As of December 31, 2008, we had a receivable balance of approximately $362,217 from E-House Property Investment 1 (China) Limited, an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing the fund management fee that we earned in connection with a primary real estate project. E-House Property Investment 1 (China) Limited contributed 50% of customer deposits paid to our developer client and is entitled to share with us on a 50/50 basis the profits generated from the primary real estate agency services we provided to the developer client. The amount was paid in April 2009.
As of December 31, 2008, we had a payable balance of approximately $146,314 to Shanghai Jinyue Real Estate Development Co., Ltd., an entity of which Mr. Xin Zhou is a director, representing a loan to us. The amount was paid in March 2009.

As of December 31, 2007, we had a receivable balance of $704,421, which represented a prepayment of acquisition costs to an entity controlled by Mr. Xin Zhou in 2006 in connection with a pending acquisition of a secondary real estate brokerage company in Hangzhou. The amount was repaid in January 2008.
As of December 31, 2007, we had a payable balance of $1,621,998 to E-House Property Investment 1 (China) Limited, representing profit sharing in connection with a primary real estate project. E-House Property Investment 1 (China) Limited contributed 50% of customer deposits paid to our developer client and is entitled to share with us on a 50/50 basis the profits generated from the primary real estate agency services we provided to the developer client. The balance was paid in January 2008.
As of December 31, 2007, we had a receivable balance of $339,181 from E-House Property Investment 1 (China) Limited, representing the fund management fee that we earned from the project.
All of the receivable balances and payable balances stated above were unsecured, interest free and had no fixed repayment term.
Real Estate Investment Fund Management
In January 2008, we formed the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner and will receive annual management fees and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, our chairman, and Mr. Neil Nanpeng Shen, our director, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. We have no investment in the Fund. See “Item 4. Information on the Company—B. Business Overview—Our Services—Real Estate Investment Fund Management.” We earned $1 million in management fee from the Fund in each of 2009 and 2008, which had been fully collected in the year when such management fee was earned.
On January 18, 2010, we formed a limited partnership, E-House Shengyuan Equity Investment Center, in Shanghai, which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as the center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. We had an investment commitment of RMB65 million (equivalent to $9.6 million) to the center, half of which was paid in February 2010. Mr. Xin Zhou, our chairman, had an investment commitment of RMB40 million (equivalent to $5.9 million) to the center, half of which was paid in February 2010.
Contractual Agreements with Tian Zhuo
In March 2008, Mr. Xin Zhou, our executive chairman, became the sole shareholder of Tian Zhuo through equity interest transfer from the former shareholder of Tian Zhuo. Subsequently, Tian Zhuo became our variable interest entity through a series of contractual arrangements entered into between Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou. In July 2009, Mr. Xin Zhou transferred 10% equity interest in Tian Zhuo to Mr. Xudong Zhu. Upon completion of the foregoing equity interest transfer, Shanghai CRIC entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders. Under PRC laws, each of Shanghai CRIC and Tian Zhuo is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai CRIC and Tian Zhuo, Tian Zhuo does not transfer any other funds generated from its operations to Shanghai CRIC.

Agreements that Provide Effective Control over Tian Zhuo
Equity Pledge Agreement. Pursuant to the equity pledge agreement among Shanghai CRIC, Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, dated as of July 20, 2009, all of the equity interest in Tian Zhuo was pledged to Shanghai CRIC to guarantee the performance of the obligations of Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu under the exclusive call option agreement, the loan agreements between Shanghai CRIC and Mr. Xin Zhou and/or Mr. Xudong Zhu, the shareholder voting rights proxy agreement and the consultancy service agreement. If Mr. Xin Zhou, Mr. Xudong Zhu or Tian Zhuo breaches their respective contractual obligations, Shanghai CRIC, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Xin Zhou and Mr. Xudong Zhu agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Tian Zhuo without the prior written consent of Shanghai CRIC. The equity pledge right enjoyed by Shanghai CRIC will expire when Mr. Xin Zhou, Mr. Xudong Zhu and Tian Zhuo have fully performed their respective obligations under the above agreements.
Exclusive Call Option Agreement. Under the exclusive call option agreement dated as of July 20, 2009, among Shanghai CRIC, Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, each of Mr. Xin Zhou and Mr. Xudong Zhu granted an irrevocable and unconditional option to Shanghai CRIC, that will entitle Shanghai CRIC or its designated entity or individual to acquire all or part of the equity interests held by him in Tian Zhuo Advertising at its sole discretion, to the extent as permitted by the then-effective PRC laws and regulations. The consideration for such acquisition of all equity interests in Tian Zhuo is equal to the registered capital of Tian Zhuo, and if there is any limitation imposed by PRC law, the consideration will be the minimum amount as permitted by PRC law. In addition, Tian Zhuo irrevocably granted Shanghai CRIC an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Tian Zhuo. The exercise price for purchasing the assets of Tian Zhuo is equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai CRIC or any third party designated by Shanghai CRIC.
Loan Agreements. Pursuant to the loan agreement among Shanghai CRIC, Mr. Xin Zhou and Mr. Xudong Zhu dated July 20, 2009, Shanghai CRIC granted an interest-free loan of RMB0.9 million ($131,851) to Mr. Xin Zhou and RMB100,000 ($14,650) to Mr. Xudong Zhu respectively solely for their investment in the equity interests in Tian Zhuo.
Pursuant to the loan agreements among Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou dated as of April 1, 2008, Shanghai CRIC granted an interest-free loan of RMB70 million ($10.3 million) to Mr. Xin Zhou solely for his provision of a shareholder loan to Tian Zhuo. Mr. Xin Zhou in turn granted an interest-free loan of RMB70 million ($10.3 million) to Tian Zhuo to, among other things, support its purchase of certain advertising spaces.
Pursuant to the loan agreements among Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou dated as of September 8, 2008, Shanghai CRIC granted another interest-free loan of RMB1 million ($146,501) to Mr. Xin Zhou solely for his provision of another shareholder loan to Tian Zhuo. Mr. Xin Zhou in turn granted another interest-free loan of RMB1 million ($146,501) to Tian Zhuo to support its acquisition of Guangzhou Integrated.
Pursuant to the loan agreement between Shanghai CRIC and Mr. Xin Zhou dated as of July 20, 2009, Mr. Xin Zhou has another outstanding interest-free loan of RMB18 million ($2.6 million) payable to Shanghai CRIC. Such RMB18 million ($2.6 million) was granted by Mr. Xin Zhou to Tian Zhuo as an interest-free loan to support its investment in Wushi Advertising.

Shareholder Voting Rights Proxy Agreement. Under the shareholder voting rights proxy agreement dated as of July 20, 2009, among Shanghai CRIC, Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, each of Mr. Xin Zhou and Mr. Xudong Zhu agreed to irrevocably grant any person designated by Shanghai CRIC the power to exercise all voting rights to which he is entitled to as shareholder of Tian Zhuo.
Agreements that Transfer Economic Benefits to CRIC
Consultancy Service Agreement. Pursuant to a consultancy service agreement between Shanghai CRIC and Tian Zhuo dated as of April 1, 2008, Shanghai CRIC provides Tian Zhuo with consulting and related services and is entitled to receive service fees. The term of this consultancy service agreement is ten years, and can be extended by another ten years upon Shanghai CRIC’s request. Without prior written consent of Shanghai CRIC, Tian Zhuo may not enter into any agreement with any third party or otherwise to engage such thirty party to provide services similar to those provided by Shanghai CRIC.
Contractual Agreements with Beijing Leju
In October 2009, Mr. Xudong Zhu and Mr. Jun Luo became the shareholders of Beijing Leju upon completion of the initial public offering of CRIC. Beijing Leju is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Jun Luo. CRIC’s wholly-owned indirect subsidiary, Shanghai SINA Leju, has entered into agreements with Beijing Leju and its shareholders, which provide Shanghai SINA Leju with the substantial ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. CRIC operates our real estate Internet business through its contractual arrangements with Beijing Leju and its shareholders. Under PRC laws, each of Shanghai SINA Leju and Beijing Leju is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai SINA Leju and Beijing Leju, Beijing Leju does not transfer any other funds generated from its operations to Shanghai SINA Leju.
Agreements that will Provide Effective Control over Beijing Leju
Equity Pledge Agreement. Under the equity pledge agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, dated September 29, 2009, all of the equity interest in Beijing Leju was pledged to Shanghai SINA Leju to guarantee the performance of the obligations of Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo under the exclusive call option agreement, the loan agreement, the shareholder voting rights proxy agreement and the exclusive technical support agreement. If Mr. Xudong Zhu, Mr. Jun Luo or Beijing Leju breaches their respective contractual obligations, Shanghai SINA Leju, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Mr. Xudong Zhu and Mr. Jun Luo shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Beijing Leju without the prior written consent of Shanghai SINA Leju. The equity pledge right enjoyed by Shanghai SINA Leju will expire when Mr. Xudong Zhu, Mr. Jun Luo and Beijing Leju have fully performed their respective obligations under the above agreements.
Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, dated September 29, 2009, each of Mr. Xudong Zhu and Mr. Jun Luo grants an irrevocable and unconditional option to Shanghai SINA Leju, that will entitle Shanghai SINA Leju or its designated entity or individual to acquire all or part of the equity interests held by him in Beijing Leju at its sole discretion, to the extent as permitted by the then-effective PRC laws and regulations. The consideration for such acquisition of all equity interests in Beijing Leju will be equal to the registered capital of Beijing Leju, and if there is any limitation imposed by PRC law that requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Beijing Leju will irrevocably and unconditionally grant Shanghai SINA Leju an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Beijing Leju. The exercise price for purchasing the assets of Beijing Leju will be equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai SINA Leju or any third party designated by Shanghai SINA Leju.

Loan Agreement. Under the loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Jun Luo, dated September 29, 2009, Shanghai SINA Leju granted an interest-free loan of RMB0.8 million ($117,201) to Mr. Xudong Zhu and RMB200,000 ($29,300) to Mr. Jun Luo, respectively, solely for their purchase of equity interests in Beijing Leju.
Shareholder Voting Rights Proxy Agreement. Under the shareholder voting rights proxy agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, dated September 29, 2009, each of Mr. Xudong Zhu and Mr. Jun Luo will irrevocably grant any person designated by Shanghai SINA Leju the power to exercise all voting rights to which he will be entitled to as shareholder of Beijing Leju at that time.
Agreement that Transfers Economic Benefits of Beijing Leju to CRIC
Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai SINA Leju and Beijing Leju dated as of May 8, 2008, Shanghai SINA Leju provides Beijing Leju with a series of technical support services and is entitled to receive related fees. The term of this exclusive technical support agreement will expire upon dissolution of Beijing Leju. Unless expressly provided by this agreement, without prior written consent of Shanghai SINA Leju, Beijing Leju may not engage any third party to provide the services offered by Shanghai SINA Leju under this agreement.
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
Dividend Policy
We declared and paid dividends to holders of our ordinary shares in the amount of $0.10, $0.07 and $0.08 per share for 2004, 2005 and 2006, respectively. However, no dividends were declared or paid to holders of our ordinary shares or ADSs for 2007, 2008 and 2009. We intend to pay a cash dividend of $0.25 per ordinary share, or $0.25 per ADS, which represents approximately 20% of our 2009 net income per share attributable to our shareholders. The cash dividend will be payable on or about May 20, 2010 to shareholders of record as of the close of business on April 9, 2010. We will determine future dividend payments based on our future results of operations, cash flow and capital requirements.
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
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
Our ADSs have been listed on the New York Stock Exchange since August 8, 2007 under the symbol “EJ”. Each ADS represents one of our ordinary shares.

In 2009, the trading price of our ADSs on the New York Stock Exchange ranged from $5.60 to $23.94 per ADS.
The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Sales Price ($)
	High	Low
2007 (from August 9)	36.45	12.26
2008	28.09	4.00
First quarter	28.09	10.05
Second quarter	18.38	10.32
Third quarter	11.75	6.69
Fourth quarter	8.87	4.00
2009	24.39	5.60
First quarter	8.80	5.60
Second quarter	16.98	7.65
Third quarter	24.39	13.51
Fourth quarter	23.94	16.70
October	23.94	16.76
November	21.40	16.70
December	22.15	17.87
2010
First quarter	20.53	15.49
January	19.49	15.49
February	18.22	15.65
March	20.53	18.08
April (through April 22)	20.40	17.11
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
Cayman Islands Taxation
The Cayman Islands does not impose any withholding taxes on dividends paid to shareholders by a Cayman Islands corporation, nor does the Cayman Islands impose any other taxes on shareholders of a Cayman Islands corporation who are not themselves residents of the Cayman Islands. The Cayman Islands is not a party to any tax treaties for the avoidance of double taxation.

People’s Republic of China Taxation
Under the Enterprise Income Tax Law, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. If we are treated as a “resident enterprise” for PRC tax purposes, foreign entity holders of our ADSs or ordinary shares may be subject to a 10% PRC withholding tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ADSs or ordinary shares, unless such holders’ jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. See “Item 3. Key Information—D. Risk Factors— Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.”
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
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. If we are treated as a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. See “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, see “Item 10. Additional Information—Taxation—People’s Republic of China Taxation”, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular circumstances.
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

Passive Foreign Investment Company
Based on the price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2009. In addition, we do not expect to be a PFIC for our current taxable year ending December 31, 2010. However, our actual PFIC status for any taxable year will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either:
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
We must make a separate determination after the close of each year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations and raise in any offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable.
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
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net markto-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.
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

If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. In addition, pursuant to recently enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require.
You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Pursuant to recently enacted legislation, U.S. Holders may be required to submit to the Internal Revenue Service certain information with respect to an investment in the ADSs or ordinary shares not held through an account with a “financial institution.” This new legislation also imposes penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. In addition, payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Beginning in 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2009, we had no outstanding borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.
Foreign Exchange Risk
Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our financing activities. We believe the impact of foreign currency risk is not material and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the RMB to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the RMB has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar.
To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. As of December 31, 2009, we had an RMB or HKD denominated cash balance of $297.6 million and a U.S. dollar denominated cash balance of $258.5 million. Assuming we had converted the U.S. dollar denominated cash balance of $258.5 million as of December 31, 2009 into RMB at the exchange rate of $1.00 for RMB6.8259 as of December 31, 2009, this cash balance would have been RMB1,764 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB1,747 million as of December 31, 2009. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
China has not experienced significant inflation in recent years, and thus historically inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the consumer price index in China increased by 4.8% and 5.9% in 2007 and 2008, respectively, and decreased by 0.7% in 2009.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Fees and Charges Our ADS holders May Have to Pay
ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
•	a fee of $1.50 per ADS or ADSs for transfers of certificated or direct registration ADSs;
•	a fee of up to $0.05 per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;
•
an aggregate fee of up to $0.05 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of our ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing these holders or by deducting the charges from one or more cash dividends or other cash distributions);

•
any other charge payable by the depositary or any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our ordinary shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;
•	cable, telex and facsimile transmission and delivery charges incurred at your request;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and
•
such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
Fees and Other Payments Made by the Depositary to Us
Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the years ended December 31, 2008 and 2009, we received approximately $0.8 million and $0.6 million, respectively, from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
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
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that May Wu, Bing Xiang and Jeffrey Zhijie Zeng, members of our audit committee, are audit committee financial experts.
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-14445 1).
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2008	2009
Audit fees(1)	1,020,648	1,024,737
Audit-related fees(2)	374,073	969,927
Tax fees(3)	22,219	—

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)
“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit-related fees in 2008 were billed for professional services rendered for the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2007 and expenses incurred during 2007 for our subsequent follow-on offering in January 2008. The audit-related fees in 2009 were billed for the professional services rendered for the issuance of the audit and review of financial statements and other assurance services rendered in connection with CRIC’s initial public offering in 2009.

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The table below is a summary of the shares repurchased by us during 2009. No shares were repurchased during 2009 except during the month indicated and all shares were purchased in the open market.

			Total Number of Shares	Approximate Dollar
			Purchased as Part of	Value of Shares that
	Total Number of Shares	Average Price Paid Per	Publicly Announced	may Yet Be Purchased
Period	Purchased	Share	Plans	Under the Plans
January 14-21	158,274	$5.97	158,274	0
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
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of E-House (China) Holdings Limited and its subsidiaries are included at the end of this annual report.
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

4.2	CRIC Share Incentive Plan adopted as of September 9, 2008 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009)

4.3
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

Exhibit Number		Description of Document

4.4
Form of Employment Agreement with the Registrant’s senior executives (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

4.5	*	English translation of Equity Pledge Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu.

4.6	*	English translation of Exclusive Call Option Agreement dated July 20, 2009 between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu.

4.7
English translation of Loan Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009)

4.8
English translation of Loan Agreement, dated September 8, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009)

4.9	*	English translation of Loan Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou.

4.10	*	English translation of Loan Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou and Xudong Zhu.

4.11
English translation of Loan Agreement, dated April 1, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009)

4.12
English translation of Loan Agreement, dated September 8, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou. (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009)

4.13	*
English translation of Shareholder Voting Rights Proxy Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu.

4.14
English translation of Consultancy Service Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009)

4.15	*
English translation of Exclusive Call Option Agreement dated September 29, 2009 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Visheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo.

4.16	*	English translation of Loan Agreement dated September 29, 2009 between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Jun Luo.

Exhibit Number		Description of Document

4.17	*
English translation of Shareholder Voting Rights Proxy Agreement dated September 29, 2009 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Visheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo.

4.18	*
English translation of Equity Pledge Agreement dated September 29, 2009 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Visheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo.

4.19	*	English translation of Exclusive Technical Support Agreement dated May 8, 2008 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Visheng Leju Information Services Co., Ltd.

4.20	*	Share Purchase Agreement, dated as of July 23, 2009, and Amendment Agreement to the Share Purchase Agreement, dated September 29, 2009, between the Registrant and SINA Corporation.

4.21*		Shareholders Agreement, dated as of October 21, 2009, by and among the Registrant, E-House (China) Holdings Limited and SINA Corporation.

4.22*		Registration Rights Agreement, dated as of October 21, 2009, by and among the Registrant, E-House (China) Holdings Limited and SINA Corporation ..

4.23	*	Master Transaction Agreement, dated as of July 27, 2009, between the Registrant and E-House (China) Holdings Limited.

4.24	*	Offshore Transitional Services Agreement, dated as of July 27, 2009, between the Registrant and E-House (China) Holdings Limited.

4.25	*	English translation of Onshore Transitional Services Agreement, dated as of July 27, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Real Estate Sales (Group) Co., Ltd.

4.26	*	Non-Competition Agreement, dated as of July 27, 2009, between the Registrant and E-House (China) Holdings Limited.

4.27	*	English translation of Consulting and Services Agreement, dated as of June 30, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Real Estate Sales (Group) Co., Ltd.

4.28	*
English translation of Onshore Cooperation Agreement, dated as of August 31, 2009, among Shanghai Real Estate Sales (Group) Co., Ltd., Shanghai CRIC Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd.

Exhibit Number		Description of Document

8.1	*	Subsidiaries of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-144451), as amended, initially filed with the Commission on July 10, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2	*	Consent of Fangda Partners

*	Filed with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-HOUSE (CHINA) HOLDINGS LIMITED
By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Executive Chairman of the Board of Directors
Date: April 23, 2010

E-HOUSE (CHINA) HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
E-House (China) Holdings Limited
We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Limited and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E-House (China) Holdings Limited and subsidiaries at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company adopted FASB Accounting Standards Codification 810-10-65, “Consolidation — Overall — Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
April 23, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
E-House (China) Holdings Limited
We have audited the internal control over financial reporting of E-House (China) Holdings Limited and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated April 23, 2010 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
April 23, 2010

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share data)

	December 31,
	2008	2009
	$	$
ASSETS
Current assets:
Cash and cash equivalents	225,663,324	548,061,884
Restricted cash	23,930,951	8,056,527
Marketable securities	8,096,038	—
Customer deposits, net of allowance for doubtful accounts of $438,942 and $523,196 at December 31, 2008 and 2009, respectively	71,855,522	38,958,140
Unbilled accounts receivable, net of allowance for doubtful accounts of $1,628,326 and $12,113,824 at December 31, 2008 and 2009, respectively	83,617,483	120,020,485
Accounts receivable, net of allowance for doubtful accounts of $1,330,631 and $1,162,900 at December 31, 2008 and 2009, respectively	36,667,535	33,452,323
Properties held for sale	1,064,789	3,064,810
Advance payment for properties, current	7,718,169	8,108,299
Deferred tax assets	3,815,688	13,337,020
Prepaid expenses and other current assets	17,752,283	18,697,780
Amounts due from related parties	749,074	1,042,303

Total current assets	480,930,856	792,799,571
Property and equipment, net	9,622,486	16,218,641
Intangible assets, net	3,433,205	202,694,693
Investment in affiliates	5,062,394	398,396
Goodwill	7,457,763	452,659,692
Deferred tax assets, non-current	1,435,262	1,847,245
Customer deposits, non-current	1,285,954	981,222
Other non-current assets	10,685,625	4,525,320

TOTAL ASSETS	519,913,545	1,472,124,780

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	21,947,100	—
Accounts payable	1,492,242	9,864,773
Accrued payroll and welfare expenses	11,628,750	31,418,709
Income tax payable	17,560,407	38,225,826
Other tax payable	6,638,047	12,072,447
Deposits payable	39,212,152	—
Amounts due to related parties	621,518	1,050,000
Advance from property buyers	1,166,342	6,587,093
Other current liabilities	8,406,075	15,928,381

Total current liabilities	108,672,633	115,147,229
Deferred tax liabilities	705,980	42,326,523
Other non-current liabilities	3,544,927	1,331,323

Total liabilities	112,923,540	158,805,075

Commitments and contingencies (Note 22)
Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 79,769,481 and 80,145,869 shares issued and outstanding, as of December 31, 2008 and 2009, respectively	79,770	80,146
Additional paid-in capital	301,812,186	656,592,898
Retained earnings	85,296,056	184,749,251
Accumulated other comprehensive income	16,110,460	16,344,294

Total E-House equity	403,298,472	857,766,589
Non-controlling interests	3,691,533	455,553,116

Total equity	406,990,005	1,313,319,705

TOTAL LIABILITIES AND EQUITY	519,913,545	1,472,124,780

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollar except for share data)

	Years Ended December 31,
	2007	2008	2009
	$	$	$

Total revenues	121,016,600	154,487,455	299,538,656
Cost of revenues	(23,510,065)	(31,855,848)	(70,343,445)
Selling, general and administrative expenses	(45,545,800)	(77,197,631)	(125,721,179)
Gain from settlement of pre-existing relationship	—	—	2,100,832

Income from operations	51,960,735	45,433,976	105,574,864
Interest expense	(621,903)	(2,420,468)	(215,854)
Interest income	2,489,668	3,062,513	1,038,789
Other income, net	197,892	1,970,481	8,780,370

Income before taxes and equity in affiliates	54,026,392	48,046,502	115,178,169
Income tax expense	(10,277,040)	(8,712,558)	(19,924,081)

Income before equity in affiliates	43,749,352	39,333,944	95,254,088
Income from equity in affiliates	—	153,700	22,128,235

Net income	43,749,352	39,487,644	117,382,323
Less: Net income (loss) attributable to non-controlling interests	2,023,537	(88,380)	17,104,023

Net income attributable to E-House shareholders	41,725,815	39,576,024	100,278,300

Earnings per share:
Basic	$0.62	$0.48	$1.26
Diluted	$0.56	$0.48	$1.25
Shares used in computation:
Basic	60,386,083	81,818,972	79,643,079
Diluted	74,555,709	82,110,430	80,456,210
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other			Total
	Ordinary		Paid-in	(Accumulated	Comprehensive	Non-controlling	Total	Comprehensive
	Shares		Capital	Deficit)	Income	Interests	Equity	Income
	Number	$	$	$	$	$	$	$
Balance at January 1, 2007	50,000,000	50,000	18,399,306	12,979,130	941,755	2,328,394	34,698,585
Series A redeemable convertible preferred shares converted into ordinary shares	13,157,895	13,158	24,815,254	—	—	—	24,828,412	—
Issuance of ordinary shares, net of issuance costs	13,167,500	13,168	165,249,586	—	—	—	165,262,754	—
Vesting of restricted shares	148,364	148	489,453	—	—	—	489,601	—
Net income	—	—	—	41,725,815	—	2,023,537	43,749,352	43,749,352
Dividends to non-controlling interests	—	—	—	—	—	(845,268)	(845,268)	—
Capital contribution by non-controlling interest	—	—	—	—	—	224,550	224,550	—
Non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	219,791	219,791	—
Purchase from non-controlling interest	—	—	—	—	—	(1,218,583)	(1,218,583)	—
Adoption of ASC 740 uncertain tax positions	—	—	—	(200,000)	—	—	(200,000)	—
Share-based compensation	—	—	952,889	—	—	—	952,889	—
Foreign currency translation adjustments	—	—	—	—	5,743,358	186,179	5,929,537	5,929,537

Balance at December 31, 2007	76,473,759	76,474	209,906,488	54,504,945	6,685,113	2,918,600	274,091,620	49,678,889

Issuance of ordinary shares, net of issuance costs	6,000,000	6,000	97,392,482	—	—	—	97,398,482	—
Repurchase of shares	(2,848,278)	(2,848)	(10,563,338)	(8,784,913)	—	—	(19,351,099)	—
Vesting of restricted shares	144,000	144	475,056	—	—	—	475,200	—
Net income	—	—	—	39,576,024	—	(88,380)	39,487,644	39,487,644
Dividends to non-controlling interest	—	—	—	—	—	(346,939)	(346,939)	—
Non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	1,173,582	1,173,582	—
Share-based compensation	—	—	4,601,498	—	—	—	4,601,498	—
Foreign currency translation adjustments	—	—	—	—	9,425,347	34,670	9,460,017	9,460,017

Balance at December 31, 2008	79,769,481	79,770	301,812,186	85,296,056	16,110,460	3,691,533	406,990,005	48,947,661

Net income	—	—	—	100,278,300	—	17,104,023	117,382,323	117,382,323
Repurchase of shares	(277,174)	(277)	(1,048,703)	(825,105)	—	—	(1,874,085)	—
Share-based compensation	—	—	10,185,511	—	—	1,735,043	11,920,554	—
Excise of share options	509,562	509	2,753,597	—	—	—	2,754,106	—
Vesting of restricted shares	144,000	144	434,586	—	—	—	434,730	—
Replacement of COHT share options	—	—	7,486,795	—	—	7,474,001	14,960,796	—
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	1,260,780	1,260,780	—
Purchase from non-controlling interest	—	—	(17,446,572)	—	77,597	(19,880,354)	(37,249,329)	—
Recognition of change in E-House’s economic interests in CRIC	—	—	352,415,498	—	—	444,287,620	796,703,118	—
Foreign currency translation adjustments	—	—	—	—	156,237	(119,530)	36,707	36,707

Balance at December 31, 2009	80,145,869	80,146	656,592,898	184,749,251	16,344,294	455,553,116	1,313,319,705	117,419,030

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Operating activities:
Net income	43,749,352	39,487,644	117,382,323
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,328,527	4,114,761	10,162,437
Gain from settlement of pre-existing relationship	—	—	(2,100,832)
Income from equity in affiliates	—	(153,700)	(22,128,235)
Allowance for doubtful accounts	2,359,752	2,583,853	13,937,173
Share-based compensation	952,889	4,601,498	11,920,554
Others	196,084	237,895	1,030,759
Changes in operating assets and liabilities:
Restricted cash	(829,127)	1,887,622	(6,852,856)
Customer deposits	(121,452,918)	56,359,296	32,813,578
Accounts receivable	(31,388,959)	(57,191,210)	(37,823,690)
Marketable securities	—	(8,096,038)	8,096,038
Amounts due from related parties	(1,900,060)	2,024,914	731,809
Deferred taxes	(2,941,810)	(2,119,638)	(9,933,315)
Prepaid expenses and other current assets	2,190,645	(5,610,975)	5,752,434
Other non-current assets	(1,026,750)	2,308,366	3,180,863
Accounts payable	277,021	(155,316)	(4,188,599)
Accrued payroll and welfare expenses	8,532,783	(1,108,809)	19,538,868
Income tax payable	10,834,505	(325,654)	20,534,956
Other tax payable	2,951,409	1,076,658	5,434,026
Amounts due to related parties	1,621,999	(1,475,685)	(146,075)
Deposits payable	—	39,212,152	(39,212,152)
Other current liabilities	2,271,595	315,506	1,473,279
Other non-current liabilities	—	—	(502,102)

Net cash provided by (used in) operating activities	(81,273,063)	77,973,140	129,101,241

Investing activities:
Deposit for and purchase of property and equipment	(4,287,825)	(5,136,016)	(6,315,343)
Advance payment for properties	—	(15,620,751)	—
Purchase of subsidiaries, net of cash acquired	(568,640)	(2,399,326)	3,243,113
Prepayment for acquisition	—	(1,594,823)	—
Investment in affiliates	—	(2,500,000)	(329,468)
Proceeds from sale of property held for sale	627,027	749,999	5,080,606
Proceeds from disposal of property and equipment	16,597	46,193	233,968
Collection of loans from related parties	43,885	—	—

Net cash provided by (used in) investing activities	(4,168,956)	(26,454,724)	1,912,876

Financing activities:
Net proceeds from short-term borrowings	—	42,482,100	—
Purchases of non-controlling interests	(1,331,400)	(65,999)	(37,290,289)
Repayment of short-term borrowings	(4,233,916)	(27,380,000)	(21,947,100)
Restricted cash-pledged accounts	—	(22,727,280)	22,727,280
Advance from a related party	1,440,001	—	1,050,000
Contribution from non-controlling interests	—	—	1,175,244
Proceeds from exercise of options	—	—	2,754,106
Proceeds from issuance of ordinary shares, net of paid issuance costs for 2007 and 2008 of $16,106,695 and $4,488,986, respectively	165,612,754	97,505,014	—
Proceeds from issuance of ordinary shares of CRIC upon initial public offering, net of paid issuance costs of $23,548,949	—	—	224,851,051
Payment of E-House’s offering costs	—	(220,804)	(74,629)
Repurchase of shares	—	(19,208,685)	(2,016,499)
Dividends to non-controlling interests	(644,194)	(346,937)	—
Loans from related parties	1,264,698	—	—
Repayment of loans from related parties	(1,331,797)	—	—

Net cash provided by financing activities	160,776,146	70,037,409	191,229,164

Effect of exchange rate changes	1,507,415	2,959,952	155,279

Net increase in cash and cash equivalents	76,841,542	124,515,777	322,398,560
Cash and cash equivalents at the beginning of the year	24,306,005	101,147,547	225,663,324

Cash and cash equivalents at the end of the year	101,147,547	225,663,324	548,061,884

Supplemental disclosure of cash flow information:
Interest paid	621,903	2,396,514	252,481
Income taxes paid	3,559,865	12,466,793	9,398,214
Non-cash investing and financing activities:
Acquisition of property held for sale — Accounts receivable	859,850	183,839	3,471,273
Advance payment for property held for sale — Accounts receivable	—	1,098,721	—
Issuance of ordinary shares for business acquisition			572,000,004
Offering cost to be paid	350,000	235,728	146,451
Replacement of share option for combination	—	—	14,960,796
Capitalization of costs for repurchase of shares — other current liabilities	—	142,414	—
Provision for ASC 740 uncertain tax positions	200,000	—	—
Non-controlling interest recognized in connection with business acquisition	—	—	85,536
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollar)
1. Organization and Principal Activities
E-House (China) Holdings Limited (the “Company” or “E-House”) was incorporated on August 27, 2004 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online, advertising and investment management services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.
The Group commenced operations in 2000 through an operating subsidiary, Shanghai Real Estate Sales (Group) Co., Limited (“E-House Shanghai”), a company established in the PRC, and its subsidiaries and affiliates.
On March 15, 2005, the Company acquired E-House Real Estate Ltd. (“E-House BVI”), which is a holding company incorporated in the British Virgin Islands. Prior to this restructuring transaction, E-House BVI and the Company had both been shell companies. As part of a restructuring process, on April 22, 2005, all owners of E-house Shanghai (the “Ultimate Owners”) sold 100% of their equity interests in E-House Shanghai to E-House BVI for RMB100,000,000 ($12,391,300). At the time of its incorporation, the Company was owned by the Ultimate Owners in the same proportion as their ownership interests in E-House Shanghai. Through several installments in 2006, the Ultimate Owners contributed funds to the Company and E-House BVI, either directly or through their affiliates on their behalf, for the total consideration for the acquisition of E-House Shanghai. The restructuring process has been accounted for as a recapitalization as the Company, E-House BVI and E-House Shanghai were under common control. All share and per share data have been restated to give retroactive effect of this restructuring and the share capital represents the capital amount of the Company as if the restructuring has been completed as of the earliest period presented.
In October 2009, the Company’s subsidiary, China Real Estate Information Corporation (“CRIC”) (NASDAQ:CRIC) completed its initial public offering (“IPO”) and acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an online real estate media platform in the PRC. COHT provides information and updates related to the real estate and home furnishing industries in China through a VIE, Beijing Visheng Leju Information Service Co., Ltd. (“Beijing Leju”). As of December 31, 2009, E-House held a 52.17% equity interest in CRIC.
The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2009:

	Date of	Place of	Percentage of
	incorporation	incorporation	Ownership
Shanghai Real Estate Sales (Group) Co., Limited	15-Aug-00	PRC	100%
Shanghai City Rehouse Agent Consultants Co., Ltd.	17-May-02	PRC	85%
E-House Real Estate Asset Management Co., Ltd.	22-Aug-06	Cayman	51%
China Real Estate Information Corporation	21-Aug-08	Cayman	52%
Shanghai Tian Zhuo Advertising Co., Ltd.	27-Feb-08	PRC	VIE
Beijing Visheng Leju Information Services Co., Ltd.	13-Feb-08	PRC	VIE

2. Summary of Principal Accounting Policies
(a) Basis of presentation
The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of consolidation
The consolidated financial statements include the financial statements of E-House, its majority owned subsidiaries and its VIEs, Shanghai Tian Zhuo Advertising Co., Ltd. (“Tian Zhuo”), and Beijing Leju. All significant inter-company transactions and balances have been eliminated in consolidation.
The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides Internet content service and conducts the advertising activities relating to real estate projects through the investments held by Tian Zhuo, a PRC entity controlled by Xin Zhou, the Group’s chairman and chief executive officer. On April 1, 2008, Tian Zhuo entered into various agreements with CRIC (Shanghai) Information Technology Co., Ltd (“Shanghai CRIC”), including a Consultancy Service Agreement, Shareholder Voting Rights Proxy Agreement and Exclusive Equity Transfer Call Agreement. Under these agreements, Shanghai CRIC provides Tian Zhuo with consulting and related services and information services and is entitled to receive service fees in an amount up to all of the profit before tax of Tian Zhuo. In addition, the shareholder of Tian Zhuo irrevocably granted Shanghai CRIC the power to exercise all voting rights to which it was entitled. Finally, Shanghai CRIC has the option to acquire all or part of the equity interests in Tian Zhuo, to the extent as permitted by the then-effective PRC laws and regulations, for nominal consideration.
Through the contractual arrangements described above, Shanghai CRIC is deemed the primary beneficiary of Tian Zhuo. Accordingly, the results of Tian Zhuo and its subsidiaries have been included in the accompanying consolidated financial statements, beginning April 1, 2008.
The Group funded Tian Zhuo’s capital requirements of $146,314 and provided an additional $5,120,989 for the purpose of acquisitions and $9,949,353 as prepayment for a three year period for real estate advertising placements to certain Shanghai newspapers through the $15,216,656 in interest-free loans to Xin Zhou in 2008. Tian Zhuo repaid $2,621,870 in 2009.

The following financial statement amounts and balances of Tian Zhuo were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2009:

As of December 31, 2009
$
Total assets	15,367,010
Total liabilities	13,584,892
To comply with PRC laws and regulations, COHT provides substantially all its Internet content and advertising services in China via its VIE Beijing Leju. Beijing Leju is an advertising agency that sells the advertisements for COHT’s real-estate and home furnishing channels. Beijing Leju is wholly-owned by certain PRC employees of the Group and was funded by COHT through interest-free loans to such employee shareholders. These employee shareholders are contractually required to transfer their ownership interest in Beijing Leju to COHT when permitted by PRC laws and regulations at any time for the amount of loans outstanding. The employee shareholders of Beijing Leju irrevocably granted COHT the power to exercise all voting rights to which it was entitled COHT has also entered into exclusive technical service agreements with Beijing Leju under which COHT provides technical and other services to Beijing Leju in exchange for substantially all of Beijing Leju’s net income. In addition, the employee shareholders have pledged their shares in Beijing Leju as collateral for the non-payment of loans and technical and other service fees. As of December 31, 2009, the total amount of interest-free loans extended to Beijing Leju’s employee shareholders was $146,501 and the accumulated losses of Beijing Leju were approximately $1,608,674 which have been included in the consolidated financial statements.
The following financial statement amounts and balances of Beijing Leju were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2009:

As of December 31, 2009
$
Total assets	4,697,532
Total liabilities	6,703,036
(c) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, valuation of goodwill, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests, and the valuation allowance on deferred tax assets.
(d) Fair value of financial instruments
The Group records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The carrying amount of cash, restricted cash, accounts receivable, advance payment for advertising placement, advance payment for properties, current portion of customer deposits, other receivables, accounts payable, other payables and amounts due from/to related parties and short-term borrowings approximates fair value due to their short-term nature.
The fair value of the customer deposits, non-current portion was $1,183,100 and $903,576 as at December 31, 2008 and 2009, respectively, based on discounted cash flows. The fair value of advance payment for advertising placement, non-current portion was $2,601,189 as at December 31, 2008 based on discounted cash flow.
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
(g) Restricted cash
The Group is required to maintain certain bank deposits as collateral for loans to the Group. (See Note 12.) These balances are subject to withdrawal restrictions and totaled $22,727,280 and nil as of December 31, 2008 and 2009, respectively. The Group provides brokerage service for secondary properties. Upon consent of the property buyers and sellers, the sales proceeds can be paid through the Group’s accounts, which are put into the custody of the designated bank and can only be used as consideration to the property sellers when the transactions are completed. The Group records the proceeds relating to these transactions as restricted cash and other current liabilities. These restricted cash accounts totaled $1,203,671 and $6,587,093 as at December 31, 2008 and 2009, respectively. In connection with a primary real estate agency agreement entered into in 2009, the Group is required by the developer to maintain a bank deposit under both parties’ custody until the presale permit is obtained for the underlying project. The bank deposit will be paid to the developer and recorded as a customer deposit upon obtaining the presale permit. As of December 31, 2009, this deposit was $1,469,422.

(h) Marketable securities
Marketable securities include securities that are classified as trading securities. Trading securities represent equity securities that are bought and held principally for the purpose of selling them in the near term, and they are reported at fair value, with both unrealized and realized gains and losses reported in investment income or loss. The fair value of marketable securities is based upon the quoted price in an active market for identical instruments (Level 1).
(i) Customer deposits
The Group provides sales agency service for primary real estate development projects, some of which require the Group to pay an upfront and refundable deposit as demonstration of the Group’s financial strength and commitment to providing high quality service. These deposits are refunded to the Group at the end of the contractual sales period or at a date specified in the agency contracts. Certain of the Group’s contracts provide that if the group breaches the contract, any corresponding penalties may be deducted from the deposit. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund.
Shortly prior to December 31, 2008, the Group collected $39,212,152 in customer deposits from two of its customers, and simultaneously entered into commitments to remit the amounts collected back to such customers subsequent to January 1, 2009. The amount was paid by January 13, 2009. The Group recorded the amount as deposits payable as of December 31, 2008.
The customer deposits of $10,251,570 as of December 31, 2009 included $10,251,570 that was secured by right to purchase 298 units of properties in a development project at a prescribed price.
(j) Unbilled accounts receivable
Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers and receiving payments. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as accounts receivable.
(k) Properties held for sale
Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment for properties held for sale was nil, $99,667 and $712,647 for the years ended December 31, 2007, 2008 and 2009, respectively.
(l) Investment in affiliates
Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported.

(m) Property and equipment, net
Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Buildings	30 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
Gains and losses from the disposal of property and equipment are included in income from operations.
(n) Intangible assets, net
Acquired intangible assets, net mainly consists of license agreements with SINA, real estate advertising agency agreement with SINA, CRIC database license agreement, customer contracts, non-compete agreements and trademarks from business combinations and are recorded at fair value on the acquisition date. The license agreements with SINA, real estate advertising agency agreement with SINA and CRIC database license agreement are amortized ratably over the contract period. Customer contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Non-compete agreements are amortized over the specified contract term. Trademarks have indefinite lives and are not amortized.
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
(p) Impairment of goodwill and indefinite lived intangible assets
The Group performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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
The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Group records interest and penalties as a component of other income (expense).
(r) Share-based compensation
Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.
(s) Revenue recognition
The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.
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

The Group provides real estate consulting services to customers in relation to land acquisition and property development. In certain instances, the Group agrees to a consulting arrangement wherein payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. The Group recognizes revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. In other instances, the Group provides services periodically during the development stage of a real estate project, such as monthly market updates. The contractual period for such arrangements is usually between one and twelve months with revenue being recognized ratably over such period.
The Group sells subscriptions to its proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
When an arrangement includes periodic consulting services and subscriptions for the CRIC system, revenues are recognized ratably over the longer of the consulting or CRIC subscription period. When an arrangement includes project-based consulting services and subscriptions for the CRIC system, the entire arrangement is considered a single unit of account as the Group does not have objective and reliable evidence of fair value for each deliverable. Revenue is recognized based on the revenue recognition model for the final deliverable in the arrangement, which is typically the subscription for the CRIC system which requires ratable recognition over the subscription period. The Group has objective and reliable evidence of the fair value for the CRIC subscription service. As such, upon delivery of the consulting product, the Group defers the fair value of the remaining CRIC subscription and recognizes the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria have been met. The residual amount recognized is limited to the cumulative amount due under the terms of the arrangement.
The Group has multiple element arrangements that have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate, and provision of consulting services and/or subscription for the CRIC system. The Group has determined that the commission rate for the primary real estate services under these multiple element arrangements has been at or above fair value. As such, the fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system have been recognized in accordance with the preceding paragraph.
The Group generates revenues from real estate advertising design services. The Group recognizes the revenue derived from real estate advertising design services ratably over the specified contract period ranging from three to twelve months. The Group also provides advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. The Group recognizes advertising sales revenues on a gross basis because it acts as principal and is the primary obligator in the arrangement.
The Group generates online real estate revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. The Group also generates advertising revenues from outsourcing certain regional sites for a fixed period of time to local hosting partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract.

The Group generates other revenues from real estate fund management fees, performance fees and allocations. Real estate fund management fees are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. Performance fees and allocations represent the preferential allocations of profits (“carried interest”) that are a component of the Group’s general partnership interests in the real estate funds. The Group is entitled to an additional return from the investment fund in the event investors in the fund achieve cumulative investment returns in excess of a specified amount. The Group records the additional return from these carried interests as revenue at the end of the contract year.
Deferred revenues are recognized when payments are received in advance of revenue recognition.
(t) Cost of revenue
Cost of revenue for the primary real estate agency services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent and for developing. Cost of revenue for the secondary real estate brokerage services segment includes the rental expense incurred for the leased properties. Cost of revenue of real estate information and consulting services segment primarily consists of costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, personnel related costs and associated equipment depreciation. Cost of revenue for the real estate advertising services segment includes fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space for resale. Cost of revenue for the real estate online services segment consists of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels.
(u) Advertising expenses
Advertising expenses are charged to the statements of operations in the period incurred. The Group incurred advertising expenses amounting to $3,069,905, $4,944,909 and $3,068,746 for the years ended December 31, 2007, 2008 and 2009, respectively.
(v) Foreign currency translation
The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.
The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”) and Hong Kong dollar (“HKD”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.

The Group recorded an exchange loss of $666,509 and $460,964 for the year ended December 31, 2007 and 2008, respectively, and an exchange gain of $78,997 for the years ended December 31, 2009 as a component of other income, net.
(w) Government subsidies
Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidiaries are generally provided as incentives for investing in certain local districts. Cash subsidies were insignificant for the year ended December 31, 2007. Cash subsidies of $1,247,468 and $4,759,411 are included in other income for the years ended December 31, 2008 and 2009, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied. There is no assurance that the Group will receive similar or any subsidiaries in the future.
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
Movement of the allowance for doubtful accounts for accounts receivable, unbilled accounts receivable and customer deposits is as follows:

	2007	2008	2009
	$	$	$
Balance as of January 1,	52,551	2,441,796	3,397,899
Provisions for doubtful accounts	2,359,752	2,583,853	13,739,796
Business acquisition	—	—	2,440,358
Write offs	—	(1,691,021)	(5,787,424)
Changes due to foreign exchange	29,493	63,271	9,291

Balance as of December 31,	2,441,796	3,397,899	13,799,920

The allowance on other receivables was immaterial for all periods presented.
(y) Earnings per share
Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. For the year ended December 31, 2007, the Group determined that its Series A convertible redeemable preferred shares were participating securities as the preferred shares participated in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group used the two-class method of computing basic earnings per share. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in undistributed income for the period.

Diluted earnings per ordinary share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.
Upon the completion of the Company’s initial public offering in August, 2007, the Series A preference shares were automatically converted into ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.
The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2007	2008	2009
Net income attributable to E-House ordinary shareholders — basic	$37,263,701	$39,576,024	$100,278,300
Incremental income from CRIC*	—	—	$750,308
Amount allocated to Series A Shares for participating rights to dividends	$4,462,114	$—	$—

Net income attributable to E-House ordinary shareholders — diluted	$41,725,815	$39,576,024	$101,028,608

Weighted average ordinary shares outstanding	60,386,083	81,818,972	79,643,079
Share options	397,393	291,458	813,131
Series A preferred shares	13,772,233	—	—

Weighted average number of ordinary shares outstanding — diluted	74,555,709	82,110,430	80,456,210

Basic earnings per share	$0.62	$0.48	$1.26

Diluted earnings per share	$0.56	$0.48	$1.25

*	In calculating diluted earnings per share, the amount of CRIC’s net income included in net income attributable to E-House’s ordinary shareholders is calculated by multiplying CRIC’s diluted EPS by the weighted average number of CRIC shares held by E-House’s during the period, which may result in net income attributable to E-House ordinary shareholders, for purposes of computing diluted earnings per share, being different from that actually recorded in the consolidated statements of operations. This difference is presented as incremental income from CRIC.

(z) Non-controlling interest
On January 1, 2009, the Group adopted FASB Accounting Standards Codification (“ASC”) 810-10-65, “Consolidations —Overall —Transition and Open Effective Date Information” (previously SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). This accounting standard defines a non-controlling interest in a subsidiary as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent and requires a non-controlling interest to be presented as a separate component of equity in the consolidated balance sheet. This standard also modifies the presentation of net income by requiring earnings and other comprehensive income to be attributed to controlling and non-controlling interest. As a result of the adoption of this standard, the Group retroactively (1) reclassified $2,918,600 and $3,691,533 of minority interest to non-controlling interest, a component of equity, in the consolidated balance sheets as of December 31, 2007 and 2008, respectively, and (2) presented $2,023,537 and $(88,380) of minority interests, previously deducted from (added to) net income for the years ended December 31, 2007 and 2008, respectively, as an adjustment to net income to arrive at net income attributable to E-House shareholders in the consolidated statements of operations.
As of December 31, 2009, the majority of the Group’s non-controlling interest is attributable to CRIC, which operates the Company’s real estate information and consulting, real estate advertising and real estate online services segments. CRIC acquired COHT for 46,666,667 of its shares with E-House retaining the remaining shares and a 52.17% equity interest in CRIC. (See Note 7.) Non-controlling interest in CRIC in E-House’s consolidated balance sheets was $855,721 and $451,436,124 as of December 31, 2008 and 2009, respectively. For the year ended December 31, 2009, E-House recognized $15,825,296 non-controlling interest in CRIC in its consolidated statement of operations.
The following schedule shows the effects of changes in E-house’s ownership interest in CRIC on equity attributable to E-house:

	2007	2008	2009
	$	$	$
Net income attributable to E-House	41,725,815	39,576,024	100,278,300
Transfers (to) from the non-controlling interest:
Increase in E-House’s additional paid-in capital for sale of 71,400,000 CRIC common shares	—	—	352,415,498
Decrease in E-House’s additional paid-in capital for purchase of 3,033,333 CRIC common shares	—	—	(17,446,572)

Net transfers (to) from non-controlling interest	—	—	334,968,926

Change from net income attributable to E-House and transfers (to) from non-controlling interest	41,725,815	39,576,024	435,247,226

(aa) Comprehensive income
Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.
(ab) Recently issued accounting pronouncements
In June 2009, the FASB issued Accounting Standards Codification 810-10, “Consolidation —Overall” (“ASC 810-10”, previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement related to consolidation of qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Group does not believe the adoption of ASC 810-10 will have any significant impact on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) —Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures— Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. In addition, both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. The Group does not believe the application of this ASU will have an impact on its consolidated financial statements.
In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group does not believe the application of this ASU will have an impact on its consolidated financial statements.
In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amends the ASC for the issuance of FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R),” issued by the FASB in June 2009. The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Group does not believe the application of this ASU will have an impact on its consolidated financial statements.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets,” which formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets,” into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The amendments in ASU 2009-16 eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of ASU 2009-16 should be applied to transfers that occur on or after the effective date. Early application is not permitted. The adoption of ASU 2009-16 will not have significant impact on the Group’s consolidated financial statements.
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) —Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.
3. Properties Held for Sale
In 2007, 2008 and 2009, customers transferred legal ownership of eight, two and 28 residential properties to the Group to settle $859,850, $183,839 and $3,471,273 in accounts receivable, respectively.
The properties have been classified as held for sale since acquisition as the Group has had the ability and intent to sell the properties and has been actively marketing them for that purpose. The realized gain or loss from selling of the properties was not material for the years ended December 31, 2007, 2008 and 2009. As of December 31, 2009, the Group holds 31 residential properties with a total carrying value of $3,064,810.

4. Advance Payment for Properties
In May 2008, the Group prepaid $7,791,586 for an office building, which the Group intended to use as its corporate office. This amount was recorded as advance payment for properties, non-current as of December 31, 2008. In April 2009, the Group leased another office building as its corporate office through the acquisition of Portal Overseas Limited. The Group intends to sell the property for which they made the prepayment within one year. The $7,583,252 advance payment together with $525,047 tax expense incurred for the title transfer was recorded as advance payment for properties-current as of December 31, 2009.
5. Prepaid Expenses and Other Current Assets
Components of prepaid expenses and other current assets are as follows:

	As of December 31
	2008	2009
	$	$
Advance payment for advertising placement	7,654,577	1,400,862
Prepaid expenses	1,987,959	3,717,377
Other receivable from developers	—	6,730,444
Others	8,109,747	6,849,097

Total	17,752,283	18,697,780

In December 2008, the Group prepaid $10,241,980 to certain Shanghai newspapers agency for real estate advertising placements over a three-year period. During 2009, the Group failed to reach an agreement with a Shanghai newspaper agency on its intended purchase of the newspaper advertising slots. The arrangement was terminated and the agency returned $7,309,616 of the prepayment. The Group agreed to utilize the remaining balance of $2,932,364 for real estate advertising placements and has an unused balance of $1,400,862 as of December 31, 2009.
Prepaid expenses primarily consist of prepaid rental expenses.
6. Investments in Affiliated Companies
On February 24, 2008, CRIC entered into a joint venture agreement with SINA to form COHT, which operates a real estate Internet business in China that provides information and updates related to the real estate and home furnishing industries in China. CRIC contributed $2.5 million in cash and a 10-year license to its proprietary CRIC database, while SINA contributed $2.5 million in cash and the right to its real estate and home decoration channel operations for a period of 10 years. Upon COHT’s formation, CRIC and SINA held a 34% and 66% interest in COHT, respectively. CRIC recorded an initial investment cost of $4,908,694, including $2.5 million cash contribution, $2,400,951 in the portion of the fair value of the 10-year license to its proprietary CRIC database ascribed to SINA, proportional to its 66% interest and $7,743 in transaction cost. CRIC recorded deferred revenue of $2,400,951, which was recognized as revenue over the ten-year term of the contributed CRIC database license given the Group’s ongoing obligation to continually maintain and update the content contained within the CRIC database. Deferred revenue was classified as current or non-current depending on when the revenue was expected to be recognized.

This transaction was accounted for using the equity method with the purchase price of COHT allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,700,000
Intangible assets:
Advertising rights	2,162,972	10 years
Customer contract backlog	252,607	6 months
License to CRIC database	793,115	10 years

Total	4,908,694

The initial purchase price resulted in negative goodwill of $1,677,002, which has been reflected above as a reduction in the recorded amount of intangible assets acquired.
In October, 2009, CRIC completed its acquisition of SINA’s 66% equity interest in COHT, increasing its equity interest from 34% to 100%. (See Note 7)
7. Acquisitions of Subsidiaries and Non-controlling Interest
In October, 2009, CRIC c acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100%, in exchange for 47,666,667 of CRIC’s ordinary shares. CRIC expects that its acquisition of COHT will create substantial synergies between its current operations and COHT’s online real estate business by, among other things, providing its real estate developer clients with access to SINA’s large Internet user base and leveraging its established relationships with real estate developers to attract more advertising clients for COHT’s real estate websites.
The following table summarizes the consideration transferred to acquire COHT:

Amount
$
Fair value of CRIC’s shares issued*	572,000,004
Replacement of COHT share options	14,960,796

Consideration	586,960,800
Fair value of the CRIC’s investment in COHT held before the business combination**	27,078,000

Total value to be allocated in purchase accounting	614,038,800

*	The fair value of the 47,666,667 ordinary shares issued by the CRIC was based on the IPO offering price of CRIC’s ADS.

**	As a result of the Company obtaining control over COHT, the Company’s previously held equity interest was remeasured to fair value of $27,078,000, with the excess of fair value over the carrying amount recognized as a gain of $21,453,221.

The purchase price has been allocated as follows:

	Allocated Value	Amortization Period
	$
Total tangible assets acquired	26,703,269
Liabilities assumed	(17,432,772)
Intangible assets acquired:
— License agreements with SINA	80,660,000	10 years
— Real estate advertising agency agreement with SINA	106,790,000	10 years
— CRIC database license agreement	8,300,000	9 years
— Customer relationship	5,580,000	10 years
— Contract backlog	110,000	1 year
Goodwill	444,885,665
Deferred tax liabilities	(41,557,362)

Total	614,038,800

The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill were the value of the synergies between COHT and CRIC and the acquired assembled workforce, neither of which qualified as an amortizable intangible asset. The goodwill will be assigned to a new segment created as a result of this acquisition, online real estate advertising services segment. The goodwill is not deductible for tax purposes.
The fair value of the assets acquired includes accounts receivable of $13,177,212. The gross amount due under contracts is $15,617,292, of which $2,440,080 is expected to be uncollectible. CRIC did not acquire any other class of receivable as a result of this acquisition.
Prior to the acquisition of COHT, CRIC had a pre-existing relationship with COHT in the form of an ongoing obligation to maintain and update the CRIC database, which was contributed to COHT through a 10-year license. CRIC had recorded deferred revenue of $2,400,951 at the date of COHT’s inception in 2008. Upon completion of its acquisition of COHT in October 2009, CRIC recorded a $2,100,832 gain on settlement of this pre-existing relationship, which equals the remaining unamortized deferred revenue.
The Company purchased 3,033,333 shares of CRIC from Modern Information Ltd., another shareholder of CRIC, at a price of US$12.28 per share on December 1, 2009. As a result of the purchase, E-House holds 52.17% of the total outstanding shares of CRIC.

In April 2009, CRIC acquired Portal Overseas Limited (“Portal Overseas”), a company incorporated in the British Virgin Islands, for $7,193,030. Portal Overseas had acquired a 20-years lease for an office building in Shanghai and was developing such building for subsequent sub-lease. CRIC acquired Portal Overseas to obtain the lease of the office building, which CRIC uses as its corporate office. The purchase price was allocated as follows:

	Allocated Value	Amortization Period
	$
Cash	1,265,772
Other current assets	1,463,529
Liabilities assumed	(4,390,507)
Leasehold improvement	2,077,479	5-20 years
Prepaid rent	4,348,647	20 years
Favorable lease term	2,428,110	20 years

Total	7,193,030

The current portion of prepaid rent was included in prepaid expenses and other current assets.
In September 2008, CRIC acquired a 60% equity interest in Wushi Consolidated (Beijing) Advertising Media Co., Ltd. for $2,678,728. The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated Value	Amortization Period
	$
Cash acquired	1,759,968
Intangible assets
—Customer advertising designing contracts	130,924	3 months
—Non-compete agreement	145,720	5 years
Goodwill	674,847
Deferred tax liabilities	(32,731)

Total	2,678,728

The goodwill was allocated to the real estate advertising services segment.
In October 2008, CRIC purchased a 100% equity interest in Guangzhou Integrated Residential Building Industry Facility Co., Ltd. for $4,451,118. An additional $732,255 in cash consideration was contingently payable upon achieving certain earnings targets for the six months ending June 30, 2010. Such conditional consideration had not been included in the acquisition cost. The transaction was accounted for using the purchase method, with the purchase price allocated as follows:

	Allocated Value	Amortization Period
	$
Tangible assets acquired	1,217,304
Liabilities assumed	(1,434,594)
Intangible assets—Non-compete agreement	853,192	5 years
Goodwill	4,028,514
Deferred tax liabilities	(213,298)

Total	4,451,118

The goodwill was allocated to the real estate information and consulting services segment.

In October 2007, the Group purchased the remaining 30% non-controlling interest in its subsidiary in Wuhan. In December 2007, the Group purchased a 70% equity interest in Hangzhou E-House & Cityrehouse Real Estate Broking Co., Ltd. The total cost of these acquisitions was $1,893,139. These transactions were accounted for using the purchase method, with $167,514 being allocated to goodwill. The goodwill was allocated to the primary real estate segment.
Pro forma results
The following table summarizes unaudited pro forma financial information for the years ended December 31, 2008 and 2009, as if the acquisition of COHT had occurred on January 1, 2008 and 2009, respectively. These pro forma results have been prepared for informational purposes only based on the Group’s best estimate and are not indicative of the results of operations that would have been achieved had the acquisition occurred as of January 1, 2008 and 2009.
The pro forma results include an adjustment to reflect the change in terms of the advertising agency arrangement between COHT and SINA. COHT was obligated to pay fees to SINA for advertising sales on SINA’s non-real estate channels. Under the original advertising agency agreement, these fees were equal to 85% of such sales revenues, subject to a minimum guarantee. In connection with the acquisition of COHT, COHT and SINA entered into a new advertising agency agreement. Under the new advertising agency agreement, COHT will continue to operate SINA’s existing real estate and home furnishing channels and will develop a new real estate-related channel on sina.com.cn, and will have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these three channels as well as SINA’s other websites. If COHT sells advertising on SINA’s websites other than the three channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales, as opposed to the historical 85%.

	Year ended December 31
	2008	2009
	$	$
Revenue	188,794,455	324,343,683
Net income	29,260,101	94,508,704
Earnings per share:
Basic	0.36	1.19
Diluted	0.36	0.96
8. Property and Equipment, Net
Property and equipment, net consists of the following:

	As of December 31
	2008	2009
	$	$
Leasehold improvements	4,815,820	9,215,325
Buildings	1,124,993	3,755,633
Furniture, fixtures and equipment	6,493,426	9,374,457
Motor vehicles	4,130,132	4,068,224

Total	16,564,371	26,413,639
Less: Accumulated depreciation	(6,941,885)	(10,194,998)

Property and equipment, net	9,622,486	16,218,641

Depreciation expenses were $1,641,005, $2,886,921 and $3,783,778 for the years ended December 31, 2007, 2008 and 2009, respectively.

9. Intangible Assets, Net

	As of December 31,
	2008	2009
	$	$
Intangible assets not subject to amortization are comprised of the following:
Trademark	698,133	698,787
Intangible assets subject to amortization are comprised of the following:
Customer contracts	5,192,903	3,353,240
Non-compete agreements	998,912	1,612,112
Computer software licenses	850,976	2,027,248
License agreements with SINA	—	80,660,000
Advertising agency agreement	—	106,790,000
Database license	—	8,300,000
Customer relationship	—	5,788,603
Favorable lease term	—	2,428,110

	7,042,791	210,959,313
Less: Accumulated amortization
Customer contracts	(3,951,845)	(2,903,452)
Non-compete agreements	—	(388,634)
Computer software licenses	(355,874)	(661,625)
License agreements with SINA	—	(2,016,500)
Advertising agency agreement	—	(2,617,402)
Database license	—	(244,118)
Customer relationship	—	(40,622)
Favorable lease term	—	(91,054)

Intangible assets subject to amortization, net	2,735,072	201,995,906

Total intangible assets, net	3,433,205	202,694,693

Amortization expenses were $687,522, $1,227,840 and $6,378,659 for the years ended December 31, 2007, 2008 and 2009, respectively. The Group expects to record amortization expenses of $21,061,217, $21,111,281, $20,794,364, $21,120,306 and $20,590,246 for the years ending December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

10. Goodwill
Changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2009 are as follows:

	Primary	Secondary	Real estate
	real estate	real estate	information	Real estate	Real estate
	agency	brokerage	and consulting	advertising	online
	services	services	services	services	services
	segment	segment	segment	segment	segment	Total
	$	$	$	$	$	$
Balance as of January 1, 2008	2,481,073	68,325	—	—	—	2,549,398
Goodwill recognized upon acquisition	—	—	4,028,514	674,847	—	4,703,361
Exchange rate translation	200,305	4,699	—	—	—	205,004

Balance as of December 31, 2008	2,681,378	73,024	4,028,514	674,847	—	7,457,763
Goodwill recognized upon acquisition	—	—	322,275	—	444,885,665	445,207,940
Exchange rate translation	2,511	68	—	(8,590)	—	(6,011)

Balance as of December 31, 2009	2,683,889	73,092	4,350,789	666,257	444,885,665	452,659,692

11. Other Non-Current Assets
Components of other non-current assets are as follows:

	As of December 31
	2008	2009
	$	$
Advance payment for advertising placement, non-current portion (note 5)	2,889,702	—
Advance payment for properties, non-current portion (note 4)	7,791,586	—
Other non-current assets	4,337	4,525,320

Total	10,685,625	4,525,320

Other non-current assets mainly consist of prepaid rent for a 20-year office building lease in Shanghai, which was used as the Group’s corporate office.
12. Short-Term Borrowing
Short-term borrowings included short-term bank loans borrowed from PRC commercial banks and were guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Company’s chairman, Mr. Xin Zhou. The loans carried effective interest rates of 6.3331% and 6.5366% for the years ended December 31, 2007 and 2008, respectively. The loans were paid off in 2008.
Short-term borrowings also included mortgage loans taken on properties held for sale, which were long-term loans but classified as short-term borrowings given the Group’s intention to sell the properties. The loans carried effective interest rates of 6.2377% for the year ended December 31, 2007. The properties were held as collateral for these mortgage loans. The Group paid off the borrowings in 2007.
As of December 31, 2008, short-term borrowings represented $21,947,100 short-term bank loans denominated in RMB, secured by deposits denominated in U.S. dollars amounting to $22,727,280. The loans carried an effective interest rate of 7.7187% and 6.9671% for the years ended December 31, 2008 and 2009. The loan was paid off in 2009.
13. Redeemable Convertible Preferred Shares
In March 2006, the Company issued 22,727,272 Series A redeemable convertible preferred shares (the “Series A Preferred Shares”) for $25,000,000, or $1.10 per share, to a group of institutional investors and incurred direct and incremental equity issuance costs of $171,588. Upon the Company’s initial public offering in August 2007, all Series A Preferred Shares were converted to ordinary shares.
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
14. Repurchase of Shares
In 2008, the Company’s shareholders approved two share repurchase program. Under those programs, the Company is authorized, but not obligated, to repurchase within one year its own American Depositary Shares (“ADSs”) with an aggregate value of up to $40 million. As of December 31, 2008, the Company had repurchased a total of 2,848,278 ADSs for $19,351,099, which were retired by December 31, 2008. The excess of $19,348,251 of purchase price over par value was allocated between additional paid-in capital and retained earnings of $10,563,338 and $8,784,913, respectively. In 2009, the Company repurchased a total of 277,174 ADSs for $1,874,085. The excess of $1,873,808 of purchase price over par value was allocated between additional paid-in capital and retained earnings of $1,048,703 and $825,105, respectively.

15. Other Income

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Gain from sale of marketable securities	525,220	405,781	3,436,713
Project management fees	339,181	—	—
Government subsidies	—	1,247,468	4,759,411
Reimbursement income from depository agent	—	778,196	626,888
Loss from sales of property	—	—	(121,639)
Foreign exchange gain (loss)	(666,509)	(460,964)	78,997

Total other income	197,892	1,970,481	8,780,370

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
16. Income Tax
The provision for income taxes is comprised of the following:

	Years Ended December 31
	2007	2008	2009
	$	$	$
Current Tax
PRC	13,127,387	9,328,732	29,967,894
Other	—	1,549,525	48,961

	13,127,387	10,878,257	30,016,855

Deferred Tax
PRC	(2,850,347)	(2,165,699)	(10,092,774)
Other	—	—	—

	(2,850,347)	(2,165,699)	(10,092,774)

Income tax expense	10,277,040	8,712,558	19,924,081

The Company is incorporated in the Cayman Islands, which is tax-exempt.
For the year ended December 31, 2007, the Company’s subsidiaries operating in the PRC were subject to PRC income tax at the statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income with the following exceptions:
E-House Shanghai was registered in the Pudong New Area of Shanghai in 2005, and was subject to a 15% preferential income tax rate for the year ended December 31, 2007.
Several other subsidiaries of E-House Shanghai were registered in the Songjiang district of Shanghai for the year ended December 31, 2007 and had their income tax assessed as 5% of total revenue by the local tax authority. At the end of 2007, all of the subsidiaries of E-House Shanghai registered in the Songjiang district were closed.
Shanxi E-House Real Estate Investment Consultant Co., Ltd., a subsidiary of E-House Shanghai, was qualified as a newly established enterprise engaged in consulting, information and technical services and was exempted from income tax for the year ended December 31, 2007.
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
Shanghai CRIC Information Technology Co., Ltd was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010.
Shanxi E-House Real Estate Investment Consultant Co., Ltd. was established in the western region of China and is deemed to be engaged in an industry category encouraged by the government. It is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010.
In February 2009, Shanghai SINA Leju Information Technology Co., Ltd. (“SHLJ”), COHT’s subsidiary in China, was granted software enterprise status, which qualifies the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in income tax rate from 2010 through 2012.
The Group’s subsidiary in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

The Group’s subsidiary in Macau is subject to the complementary tax at a progressive tax rate of 0% to 12% on Macau sourced profits.
The Company’s subsidiaries incorporated in the BVI are not subject to taxation.
The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group initially recorded approximately $200,000 for uncertain tax positions, including interest and penalties, as a reduction to retained earnings as of January 1, 2007, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheet. The Group has no additional material uncertain tax positions as of December 31, 2008 and 2009 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. The amount of interest and penalties as of December 31, 2008 and 2009 were immaterial.
The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $14,600 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, E-House Shanghai, is therefore subject to examination by the PRC tax authorities from 2004 through 2009 on non-transfer pricing matters, and from inception through the end of 2009 on transfer pricing matters.
The principal components of the deferred income tax assets/ liabilities are as follows:

	As of December 31
	2008	2009
	$	$
Deferred tax assets:
Accrued salary expenses	1,682,580	7,099,622
Bad debt provision	740,439	4,374,469
Net operating loss carryforwards	5,537,472	3,553,681
Other	497,831	313,578

Gross deferred tax assets	8,458,322	15,341,350
Valuation allowance	(3,207,372)	(157,085)

Total deferred tax assets	5,250,950	15,184,265

Analysis as:
Current	3,815,688	13,337,020

	As of December 31
	2008	2009
	$	$
Non-current	1,435,262	1,847,245

Deferred tax liabilities:
Amortization of intangible and other assets	705,980	42,326,523

Total deferred tax liabilities	705,980	42,326,523

Analysis as:
Current	—	—
Non-current	705,980	42,326,523

Movement of the valuation allowance is as follows:

	2007	2008	2009
	$	$	$
Balance as of January 1,	994,564	2,015,366	3,207,372
Additions	1,005,463	1,847,356	28,273
Business acquisition	—	—	292,638
Releases	(91,077)	(827,828)	(3,372,782)
Changes due to foreign exchange	106,416	172,478	1,584

Balance as of December 31,	2,015,366	3,207,372	157,085

The valuation allowance release in 2009 was primarily relating to the secondary real estate brokerage services segment, which started to record taxable income in 2009 under the improved market conditions, which the Group estimated, would continue and generate enough profit to utilize all the cumulative losses. As such, the valuation allowance previously provided against the net operating losses was fully released in 2009.
Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2007	2008	2009
PRC income tax rate	33.00%	25.00%	25.00%
Expenses not deductible for tax purposes	1.08%	0.48%	0.31%
Tax exemption granted to group	(1.66%)	—	—
Effect of lower rates in certain domestic locations	(14.35%)	(9.13%)	(6.79%)
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.46%)	(0.37%)	1.68%
Effect of new income tax law	(0.70%)	—
Valuation allowance movement	2.11%	2.23%	(2.90%)

	19.02%	18.21%	17.30%

Note: The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2007	2008	2009
	$	$	$
The aggregate dollar effect	633,549	—	1,433,584
Per share effect —basic	0.01	—	0.02
Per share effect—diluted	0.01	—	0.02
As of December 31, 2007, 2008 and 2009, the Group had net operating loss carryforwards of $6,864,324, $22,278,569 and $14,300,406, respectively, which will expire if not used between 2011 and 2014.
Undistributed earnings of the Company’s PRC subsidiaries of approximately $238 million at December 31, 2009 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax.
17. Share-Based Compensation
E-House’s Share Incentive Plan (“the E-House Plan”)
During the year ended December 31, 2006, the Company adopted the E-House Plan, which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Company. Under the E-House Plan, the Company authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding, to grant as options or restricted shares over a three-year period. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares.
Share Options:
During the years ended December 31, 2007, 2008 and 2009, the Company granted options to certain employees, senior management and independent directors for the purchase of 1,215,000, 1,356,000 and nil ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of the Company at an exercise price ranging from $5.50 to $12.50 per share in 2007, and $9.53 to $24.30 per share in 2008, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.

The Company has used the binomial model to estimate the fair value of the options granted under the E-House Plan. The assumptions used in the binomial model were:

	2007	2008
Average risk-free rate of return	4.76%	3.98%
Contractual life of option	10 years	10 years
Average estimated volatility rate	62.7%	59.3%
Average dividend yield	0.00%	0.00%
On November 7, 2008, the Company modified the exercise price and vesting schedule of 2,014,166 outstanding options previously granted between July 23, 2007 and August 2, 2008. The exercise price for these options was reduced from between $9.53 and $24.30 to $5.37. The vesting schedule of 1,794,166 of the 2,014,166 options was extended such that the options previously granted in 2007 and 2008 vest ratably over the two and three years subsequent to the modification date, respectively.
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
The total fair value of options vested, which reflected the modification of the options, was nil and $2,167,030 during the years ended December 31, 2007 and 2008, respectively. The total fair value of options vested for 2009 was $2,754,106.
The weighted-average grant-date fair value of options granted during the years ended December 31, 2007 and 2008 was $3.80 and $7.47 per share, respectively. The weighted-average modification date fair value of modified options in 2008 was $2.44 per share. The Company recorded compensation expense of $751,222, $4,399,831 and $4,474,956 for the years ended December 31, 2007, 2008 and 2009, respectively. There were no options exercised during the years ended December 31, 2007 and 2008. During the year ended December 31, 2009, 509,562 options with a total intrinsic value of $6,870,042 were exercised for proceeds of $2,754,106 to the Company.
A summary of option activity under the E-House Plan during the year ended December 31, 2009 is presented below.

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value of options
		$		$
Outstanding, as of January 1, 2009	2,314,166	5.39
Granted	—
Exercised	(509,562)	5.40
Forfeited	(45,167)	5.37
Cancelled	—
Outstanding, as of December 31, 2009	1,759,437	5.38	8.0	22,411,580
Vested and expected to vest as of December 31, 2009	1,654,984	5.38	7.9	21,079,810
Exercisable as of December 31, 2009	602,605	5.38	7.9	7,674,968

As of December 31, 2009, there was $6,283,583 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 1.6 years.
Restricted Shares:
On May 16, 2007, the Company granted 436,364 restricted shares to replace 436,364 share options previously granted to an employee under the E-House Plan. The purchase price of the restricted shares was $3.30 per share, which was the exercise price of the option that was replaced. The vesting and other requirements imposed on these restricted shares were the same as under the original option grant. This modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares was $1,440,001. 148,364 restricted shares were vested on November 28, 2007. The cash received from the purchase of the restricted shares relating to the unvested portion was recorded as a payable due to related parties as of December 31, 2007. There were no restricted shares granted during 2008. In 2009, the Company granted 931,000 restricted shares to certain employees, directors and officers. Under the terms of each restricted shares, restricted shares vest over three years.
A summary of restricted share activity under the E-House Plan during the year ended December 31, 2009 is presented below:

	No. of	Weighted average
	restricted shares	grant-date fair value
		$
Unvested as of January 1, 2009	144,000	1.39
Granted	931,000	16.40
Vested	(144,000)	1.39
Forfeited	—	—

Unvested as of December 31, 2009	931,000	16.40

The total fair value of restricted shares vested in 2007, 2008 and 2009 was $206,226, $200,160 and $200,160, respectively.
As of December 31, 2009, there was $15,132,797 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 3 years.
The weighted-average grant-date fair value of restricted shares granted during the year ended December 31, 2009 was $16.40 per share. The Company recorded compensation expense of $201,667, $201,667 and $321,687 for the years ended December 31, 2007 and 2008 and 2009, respectively, related to restricted shares.
CRIC’s Share Incentive Plan (the “CRIC Plan”)
On September 9, 2008, CRIC adopted the CRIC Plan to provide additional incentives to employees, directors and consultants who render services to CRIC. Under the CRIC Plan, the maximum number of shares that may be issued shall be 15% of the total outstanding shares of CRIC on an as-converted basis assuming all options outstanding were converted into shares as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC Plan.

Share Options:
During 2009, CRIC granted 8,692,000 options to purchase its ordinary shares to certain of the Group’s employees at exercise prices from $3.00 to $8.00 per share pursuant to the CRIC Plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of one to four years.
CRIC used the binomial model to estimate the fair value of the options granted under the CRIC Plan using the following assumptions:

2009
Average risk-free rate of return	3.22%
Contractual life of option	10 years
Average estimated volatility rate	71.79%
Average dividend yield	0.00%
On July 15, 2009, CRIC modified the number and vesting schedule of 756,000 options previously granted on January 1, 2009. The modification decreased the number of options to 251,500 and reduced the vesting period from four years to one to two years with no incremental compensation expenses incurred.
On July 30, 2009, CRIC granted 300,000 restricted shares to a certain E-House employee to replace the same number of options previously granted under the CRIC Plan. The purchase price of the restricted shares was $3.00 per share for 250,000 shares and $6.00 per share for 50,000 shares, which was the exercise price of the options that were replaced. The vesting and other requirements imposed on these restricted shares were also the same as under the original option grant. The modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares was $1,050,000, which was recorded as a payable due to related parties as of December 31, 2009.
The weighted-average grant-date fair value of the options was $3.72 per share. For the year ended December 31, 2009, the Group recorded compensation expense of $4,765,273 for the year ended December 31, 2009.
Replacement of COHT’s option with CRIC options (“Options Replacement Program”)
In connection with its acquisition of COHT, CRIC exchanged 3,609,000 of its options (“Replacement Options”) under the CRIC Plan for the same number of options granted to certain employees of SINA and COHT (“Replaced Options”) under COHT’s 2008 Share Incentive Plan (“the 2008 COHT Plan”) on the date of CRIC’s IPO (“Replacement Date”), with other terms unchanged. The Replacement Date fair value of $6,777,964 corresponding to the Replacement Options held by SINA employees and $8,182,832 of the Replacement Date fair value corresponding to the Replacement Options held by COHT employees and attributable to their service prior to the Replacement Date was capitalized as part of the business acquisition consideration. Replacement Date fair value of $27,720,433, corresponding to Replacement Options held by COHT employees and attributable to their service after the Replacement Date will be recognized over the requisite service period approximating 3.3 years.

CRIC used the binomial model to estimate the fair value of both the Replaced Options and Replacement Options using the following assumptions:

2009
Average risk-free rate of return	2.47%
Contractual life of option	5.2 years
Average estimated volatility rate	63.18%
Average dividend yield	0.00%
The Replacement Date fair value of the Replaced Options and Replacement Options was $11.44 and $10.64 per share, respectively. For the year ended December 31, 2009, CRIC recorded compensation expense of $2,219,581 for the Replacement Options to COHT employees.
A summary of options activity under the CRIC Plan as of December 31, 2009 and changes for the year then ended is presented below.

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value of options
		$		$
Outstanding, as of January 1, 2009	—	—		—
Granted	8,692,000	4.23
Replacement under the Options Replacement Program	3,609,000	0.64
Exercised	—
Forfeited	(154,500)	4.43
Modified	(504,500)	3.00
Cancelled	(300,000)	3.50
Outstanding, as of December 31, 2009	11,342,000	3.16	7.86	88,649,505
Vested and expected to vest as of December 31, 2009	10,681,370	3.16	7.86	83,485,999
Exercisable as of December 31, 2009	615,469	0.64	4.97	6,361,154
As of December 31, 2009, there was $49,055,665 of total unrecognized compensation expense related to unvested share options granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 3.1 years.

Restricted Shares:
A summary of restricted share activity under the CRIC Plan as of December 31, 2009 and changes for the year then ended is presented below:

	No. of	Weighted average
	restricted shares	grant-date fair value
$
Unvested as of January 1, 2009	—	—
Granted	300,000	2.59
Vested	—	—
Forfeited	—	—
Unvested as of December 31, 2009	300,000	2.59
The Group recorded compensation expense of $148,056 for restricted shares granted to the E-House’s employee for the year ended December 31, 2009.
As of December 31, 2009, there was $573,226 of total unrecognized compensation expense related to restricted shares granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 3.2 years.
18. Employee Benefit Plans
The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $937,159, $6,168,803 and $10,327,532 for the years ended December 31, 2007, 2008 and 2009, respectively, for such benefits.
19. Distribution of Profits
Relevant PRC statutory laws and regulations permit payment of dividends by the Group’s PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Group’s PRC subsidiaries and VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of the Group’s subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends, loans or advances except in the event of liquidation of these subsidiaries.
The amount of the reserve fund for the Group as of December 31, 2007, 2008 and 2009 was $8,809,646, $11,658,964 and $16,876,596, respectively.
As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $97,538,903 as of December 31, 2009.

20. Segment Information
The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing performance. The Group’s chief operating decision maker has been identified as the executive chairman, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.
The Group has six operating segments: 1) primary real estate agency services; 2) secondary real estate brokerage services; 3) real estate information and consulting services; 4) advertising services; 5) real estate online services and 6) real estate fund management. The Group’s chief operating decision maker reviews net revenue, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. Corporation expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.
The real estate information and consulting service line grew substantially in 2008 and had its revenues, costs and expenses reviewed separately by the Group’s chief operating decision maker and therefore was separated from the primary real estate agency service segment. The Group began offering real estate advertising services in 2008 through its newly established VIE Tian Zhuo. The Group began offering real estate online services in 2009 through its newly acquired subsidiary COHT. Each of these segments began to be reviewed separately by the Group’s chief operating decision maker in 2009. Prior period information has been recast to be consistent with the current segment organization.
The following tables summarize the selected revenue and expense information for each operating segment:
For the years ended December 31,

		Secondary real	Real estate
	Primary real	estate	information	Real estate	Real estate
	estate agency	brokerage	and consulting	advertising	online	Real estate fund
2009	services	services	services	services	services	management	Non-allocated	Total
	$	$	$	$	$	$	$	$
Revenues from external customers	183,154,000	28,447,714	61,707,295	11,399,710	13,829,937	1,000,000	—	299,538,656
Cost of revenues	(55,655,737)	(1,877,546)	(1,865,697)	(6,014,185)	(4,930,280)	—	—	(70,343,445)
Selling, general and administrative expenses	(47,241,533)	(26,123,163)	(22,723,019)	(5,690,497)	(11,359,944)	(647,754)	(11,935,269)	(125,721,179)
Gain from settlement of pre-existing relationship	—	—	2,100,832	—	—	—	—	2,100,832

Income (loss) from operations	80,256,730	447,005	39,219,411	(304,972)	(2,460,287)	352,246	(11,935,269)	105,574,864
Interest expenses	—	—	—	—	—	—	(215,854)	(215,854)
Interest income	591,772	29,130	166,521	27,635	23,722	1,922	198,087	1,038,789
Other income(expense), net	1,842,672	279,030	2,481,451	—	5,814	(1,810)	4,173,213	8,780,370

Income (loss) before taxes and equity in an associate	82,691,174	755,165	41,867,383	(277,337)	(2,430,751)	352,358	(7,779, 823)	115,178,169
Income tax benefit (expense)	(15,981,753)	2,204,395	(6,710,032)	(553,666)	957,085	159,890	—	(19,924,081)

Income (loss) before equity in affiliates	66,709,421	2,959,560	35,157,351	(831,003)	(1,473,666)	512, 248	(7,779, 823)	95,254,088
Income from investment in affiliates	112,628	—	—	—	22,015,607	—	—	22,128,235

Net income (loss)	66,822,049	2,959,560	35,157,351	(831,003)	20,541,941	512, 248	(7,779,823)	117,382,323

		Secondary	Real estate		Real estate
	Primary real	real estate	information	Real estate	fund
	estate agency	brokerage	and consulting	advertising	management
2008	services	services	services	services	and others	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	88,601,982	14,836,943	49,116,061	932,469	1,000,000	—	154,487,455
Cost of revenues	(27,232,660)	(1,725,941)	(2,855,398)	(41,849)	—	—	(31,855,848)
Selling, general and administrative expenses	(34,075,314)	(20,209,062)	(13,776,504)	(1,865,669)	(463,351)	(6,807,731)	(77,197,631)

Income (loss) from operations	27,294,008	(7,098,060)	32,484,159	(975,049)	536,649	(6,807,731)	45,433,976
Interest expenses	—	—	—	—	—	(2,420,468)	(2,420,468)
Interest income	551,576	30,475	415,512	3,779	4,373	2,056,798	3,062,513
Other income (expense), net	1,422,744	22,483	(1,323,858)	—	—	1,849,112	1,970,481

Income (loss) before taxes and equity in an associate	29,268,328	(7,045,102)	31,575,813	(971,270)	541,022	(5,322,289)	48,046,502
Income tax benefit (expense)	(4,153,861)	52,535	(4,917,503)	196,488	109,783	—	(8,712,558)

Income (loss) before equity in affiliates	25,114,467	(6,992,567)	26,658,310	(774,782)	650,805	(5,322,289)	39,333,944
Income from investment in affiliates	—	—	—	—	—	153,700	153,700

Net income (loss)	25,114,467	(6,992,567)	26,658,310	(774,782)	650,805	(5,168,589)	39,487,644

		Secondary	Real estate
	Primary real	real estate	information
	estate agency	brokerage	and consulting
2007	services	services	services	Non-allocated	Total
	$	$	$	$	$
Revenues from external customers	100,932,992	11,888,443	8,195,165	—	121,016,600
Cost of revenues	(22,614,660)	—	(895,405)	—	(23,510,065)
Selling, general and administrative expenses	(23,195,466)	(14,997,248)	(4,985,048)	(2,368,038)	(45,545,800)

Income (loss) from operations	55,122,866	(3,108,805)	2,314,712	(2,368,038)	51,960,735
Interest expense	—	—	—	(621,903)	(621,903)
Interest income	693,975	36,274	192,961	1,566,458	2,489,668
Other income (expense), net	406,452	96,372	(156,825)	(148,107)	197,892

Income (loss) before taxes	56,223,293	(2,976,159)	2,350,848	(1,571,590)	54,026,392
Income tax benefit (expense)	(9,987,535)	(4,506)	(284,999)	—	(10,277,040)

Net income (loss)	46,235,758	(2,980,665)	2,065,849	(1,571,590)	43,749,352

Geographic
Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.
Major customers
Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Customer A	*	32,498,047	70,541,996
Customer B	25,478,208	*	*
Customer C	17,710,007	*	*

*	Indicates the revenue from these customers was less than 10% in the stated periods.

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	Years Ended December 31,
	2008	2009
	$	$
Customer B	20,533,748	19,021,127

*	Indicates the accounts receivable from the customer was less than 10% as at the stated year end.
Details of the customer deposits from customers accounting for 10% or more of total net customer deposits are as follows:

	Years Ended December 31,
	2008	2009
	$	$
Customer F	*	13,912,841
Customer G	*	7,322,550
Customer H	*	7,322,550
Customer I	*	4,393,530
Customer A	29,262,800	*
Customer D	14,631,400	*
Customer E	9,949,352	*

*	Indicates the customer deposits from customers was less than 10% as at the stated year end.
21. Related Party Balances and Transactions
Amounts due from related parties are comprised of the following:

	As of December 31,
	2008	2009
	$	$
Customer and supplier	386,857	17,146
Other	362,217	1,025,157

Total amounts due from related parties	749,074	1,042,303

Amounts due to related parties are comprised of the following:

	As of December 31,
	2008	2009
	$	$
Management	(475,204)	(1,050,000)
Other	(146,314)	—

Total amounts due to related parties	(621,518)	(1,050,000)

(a) Customer and supplier
Transactions with customers who are related parties are as follows:

	Years Ended December 31,
	2007	2008	2009
	$	$	$
Revenue — Shanghai Yueshun Real Estate Development Co., Ltd.	2,801,505	321	102,708

	As of December 31,
	2008	2009
	$	$
Accounts receivable — Shanghai Yueshun Real Estate Development Co., Ltd.	386,857	17,146

Shanghai Yueshun Real Estate Development Co., Ltd., is partially owned by Mr. Xin Zhou, the Group’s chairman.
(b) Management
The amount due to management represents consideration paid by management for unvested restricted shares.
(c) Affiliates

	As of December 31
	2008	2009
	$	$
E-House China Real Estate Investment Fund I, L.P. (1)	—	1,025,157
E-House Property Investment 1 (China) Limited (2)	362,217	—

Total amounts due from other related parties	362,217	1,025,157

Shanghai Jin Yue Real Estate Development Co., Ltd. (3)	(146,314)	—

Total amounts payable to other related parties	(146,314)	—

Notes:

(1)
Entity is partially owned by Xin Zhou and Neil Nanpeng Shen, directors of the Company (note (d) below). The amount receivable represents payment made on behalf of E-House China Real Estate Investment Fund I, L.P.. The amount is unsecured, interest free and has no fixed repayment term. The amount was repaid in March 2010.

(2)
Entity is partially owned by Xin Zhou and Neil Nanpeng Shen, directors of the Company. In connection with a primary real estate project, the entity contributed 50% of the customer deposit paid to the developer client and is entitled to 50% of the project’s profits. For the years ended December 31, 2007, E-House Property Investment 1 (China) Limited had earned $1,621,998 from the project, all of which was recorded as cost of sales and was payable as of December 31, 2007. The Company was entitled to $339,181 in fund management fees from the project, all of which was recorded as other income and as a receivable as of December 31, 2007.

(3)	Xin Zhou is a director of the entity. The amount payable represents a loan to the Company. The amount is unsecured, interest free and has no fixed repayment term.
(d) Real Estate Investment Fund Management
In January 2008, the Group formed E-House China Real Estate Investment Fund I, L.P. (the “Fund”), which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner. The general partner will receive annual management fee and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, the Company’s chairman, and Mr. Neil Nanpeng Shen, director of the company, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. The Group has no investment in the Fund.
The Group earned $1 million in management fee from the Fund during the years ended December 31, 2008 and 2009, which was collected in the year earned.
(e) Other related party transactions
During the year ended December 31, 2007, the Group had a short-term borrowing with an outstanding balance of $6,845,000. The loan was guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by the Group’s chairman, Mr. Xin Zhou. The Group incurred no cost for obtaining such guarantee.
22. Commitments and Contingencies
(a) Operating lease commitments
The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 60 months and are renewable upon negotiation. Rental expenses were $5,320,514, $9,166,106 and $10,765,209 for the years ended December 31, 2007, 2008 and 2009, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2009 were as follows:

Year ending December 31	$
2010	8,195,973
2011	4,316,599
2012	2,228,061
2013	1,009,978
2014	530,809

Total	16,281,420

(b) Contingencies
The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.
The Group has a clawback obligation to the Fund for which the Group acts as the general partner. Carried interest is subject to clawback to the extent that the limited partners have not received a certain level of aggregate distributions or the carried interest exceeds a certain level based on cumulative results. The Group did not recognize any carried interest income for the years ended December 31, 2008 and 2009 nor did the Group have any clawback obligations for those periods.
23. Subsequent Events
On January 18, 2010, the Group formed a limited partnership, E-House Shengyuan Equity Investment Center (the “Center”), in Shanghai, for the purpose of making equity investments in areas the general partner is familiar with and other associated areas. The Group’s 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as the Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. The Group had an investment commitment of RMB65 million (equivalent to $9.6 million) to the Center, half of which was paid in February 2010. Mr. Xin Zhou, the Company’s chairman, had an investment commitment of RMB40 million (equivalent to $5.9 million) to the Center, half of which was paid in February 2010.
In January 2010, the Company advanced $25 million to a developer to assist it with a real estate development project for which the Group will be the exclusive sale agent. This amount was repaid in March 2010. In April, the Group advanced another $11 million to this developer.
On March 12, 2010, E-House announced that its board of directors has authorized the Company’s payment of a cash dividend of $0.25 per ordinary share ($0.25 per ADS). The dividend will be paid on or about May 20, 2010 to shareholders of record as of the close of business on April 9, 2010.