Form 20-F
period 2010-12-31
E-HOUSE (CHINA) HOLDINGS LTD
filed 2011-04-26
CIK 1405658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
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
Shanghai 200041
People’s Republic of China
(Address of principal executive offices)
Li-Lan Cheng
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 80,925,890 ordinary shares, par value $0.001 per share, as of December 31, 2010.
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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
Selected Consolidated Financial Data
The following selected consolidated statement of operations data for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.
Our selected consolidated statement of operations data for the fiscal years ended December 31, 2006 and 2007 and our consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	As of and for the Years Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	55,999	121,016	154,487	299,538	356,525
Cost of revenues	(10,244)	(23,510)	(31,856)	(70,343)	(104,846)
Selling, general and administrative expenses	(21,322)	(45,546)	(77,197)	(125,721)	(198,425)
Gain from settlement of pre-existing relationship	—	—	—	2,101	—
Income from operations	24,433	51,960	45,434	105,575	53,254
Net income	18,462	43,750	39,488	117,382	48,676
Less: net income (loss) attributable to non-controlling interest	355	2,024	(88)	17,104	12,522
Net income attributable to E-House shareholders	18,107	41,726	39,576	100,278	36,154
Earnings per ordinary share and ADS(1):
Basic	$0.27	$0.62	$0.48	$1.26	$0.45
Diluted	$0.27	$0.56	$0.48	$1.25	$0.44
Dividends per ordinary share:
Basic	0.08	—	—	—	0.25
Weighted average number of ordinary shares used in per share calculations:
Basic	50,000,000	60,386,083	81,818,972	79,643,079	80,287,171
Diluted	67,372,353	74,555,709	82,110,430	80,456,210	81,302,622

Consolidated Balance Sheet Data:
Cash and cash equivalents	24,306	101,148	225,663	548,062	543,818
Total assets	89,430	329,553	519,913	1,472,125	1,558,267
Total current liabilities	28,751	54,510	108,672	115,147	140,099
Mezzanine equity	24,828	—	—	—	—
Total E-House shareholders’ equity	32,370	271,173	403,298	857,766	901,100

Note:	(1) Each ADS represents one ordinary share.
Exchange Rate Information
Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to US$1.00, the certified exchange rate in effect on December 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 15, 2011, the certified exchange rate was RMB6.5317 to US$1.00.
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

	Exchange Rate
Period	Period End	Average(1)	Low	High
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8102	6.6000
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6537	6.6906	6.6233
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 15, 2011)	6.5317	6.5382	6.5477	6.5310

Source:	Federal Reserve Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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
In 2009, China’s real estate market rebounded and many cities have experienced increases in real estate prices and transaction volumes. This rebound coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Although overall transaction volume and selling prices continued to increase in 2010, the market experienced high volatility, with higher transaction volumes in certain months and lower transaction volume in others, mainly as a result of stringent measures implemented by the Chinese government in an effort to curb perceived unsustainable growth in the real estate market. These measures have affected and may continue to affect the growth of the PRC real estate market. See “—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.”
To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected. As a significant portion of our operations is concentrated in Shanghai, Jiangsu Province and Zhejiang Province, where we generated in the aggregate approximately 57.0%, 49.5% and 47.3% of our primary real estate agency revenues in 2008, 2009 and 2010, respectively, any decrease in demand or real estate prices or any other adverse developments in these regions may materially and adversely affect our total real estate transaction volumes and average selling prices, which may in turn adversely affect our revenues and results of operations.
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

In 2008, the PRC government relaxed some restrictions and introduced measures aimed at stimulating residential property purchases by individuals and stabilizing the real estate market. On October 22, 2008, for example, the Ministry of Finance, the State Administration of Taxation and the People’s Bank of China, which is China’s central bank, lowered transaction taxes, minimum down payment requirements, and the mortgage interest rate for certain residential real estate transactions. In December 2008, the General Office of the State Council promulgated rules that exempted certain residential real estate transactions from business tax and urban real estate tax.
In late 2009, the PRC government started tightening its real estate policies again in response to rising property prices and perceptions of widespread property speculation. Certain exemptions or reduced transaction taxes implemented in 2008 were allowed to expire on December 31, 2009 and, as a result, the business tax on total proceeds from the resale of high-end and large-sized residential properties held for less than five years was re-imposed. The China Banking Regulatory Authority withdrew its earlier policy and emphasized the minimum 40% down payment requirement for mortgages for second properties.
On March 8, 2010, the Ministry of Land and Resources issued a circular to further strengthen the supervision of land supply, requiring a real estate developer to pay at least 50% of the land premium within one month and 100% within one year after the land use right contract is executed. On April 17, 2010, the State Council issued the Circular on Firmly Restraining Soaring Housing Prices in Certain Cities. According to this circular,
•	The down payment for the first self-use housing unit purchased by a family with a gross construction area of more than 90 square meters must be no less than 30% of the purchase price;
•	The minimum down payment for the second housing unit purchased by a family is increased from 40% to 50% and the loan interest rate must be no less than 110% of benchmark lending interest rate;
•
The down payment for the third or more housing unit purchased by any family and the loan interest rate must be further increased significantly based on the rate for the first and second housing units, as determined by commercial banks based on their assessment of the risks;

•
In regions where housing unit prices are too high or have risen too fast or supply of housing units is insufficient, commercial banks may suspend extending loans to families for their purchases of the third or more housing unit, and may suspend extending loans to individuals for their purchase of housing units outside the region where they reside if they cannot furnish evidence of their payment of tax or social insurance premium for at least one year locally in the region where the subject housing units are located; and

•	Local governments are allowed to limit the total number of housing units one can purchase during a certain period in light of the local situation.
Later in 2010 and in early 2011, the PRC government issued various additional rules, orders and notices to strengthen the regulation and control of the real estate market. Under these rules, orders and notices, more stringent measures were implemented in order to effectively curb the rise of housing prices. In particular,
•	The minimum down payment for the second housing unit purchased by a family is increased from 50% to 60% and the loan interest rate must be no less than 110% of benchmark lending interest rate;
•
The business tax is imposed and calculated on the full sales revenues for the sale of all housing units held for less than five years, and on the difference between the sales revenue and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased five or more years ago;

•
All municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;

•
Real property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing. In Chongqing, the real property tax is also imposed on local independent houses owned by individuals; and

•
In the circular promulgated by the General Office of the State Council on January 26, 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. Accordingly, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have already announced their respective price control targets for 2011.

Such measures and policies by the government have negatively affected the real estate market and caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be buyers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects.
In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.
Continued monetary tightening by the Chinese central bank could have an adverse impact on China’s real estate industry
Since 2009, the Chinese economy has shown increasingly robust growth, partially as a result of fiscal stimulus by the Chinese government and aggressive monetary expansion by the Chinese central bank, both implemented in the second half of 2008 and 2009 to combat the global financial crisis and slowdown of economic growth. Since 2010, however, the Chinese central bank has gradually tightened overall monetary policy, through raising a combination of the benchmark interest rates and the statutory deposit reserve ratio for commercial banks, in order to prevent a potential overheating of the Chinese economy and to keep inflation under control. See “—Risks Related to Doing Business in China—Changes in PRC government policies could have a material adverse effect on overall economic growth in China, which could adversely affect our business.” Continued monetary tightening may reduce the overall liquidity in the economy and reduce the amount of credit available for real estate purchase. Higher interest rates may increase the borrowing cost for buyers who rely on mortgage loans to finance their real estate purchase. These could negatively affect the total demand for real estate purchase and adversely affect our operating and financial results.
A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
The global financial markets experienced significant disruptions in 2008. While economic growth has resumed in many major markets, the speed, strength and sustainability of the recovery is uncertain. In particular, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and widespread recession, energy costs, geopolitical tensions, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. Global economic trends have a significant impact on the Chinese economy, and any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

The real estate services industry in China is relatively new and rapidly evolving, and if this industry does not develop or mature as quickly as we expect, the growth and success of our business may be materially and adversely affected.
Our development has depended, and will continue to depend, substantially on the growth of the real estate services industry in China, which is relatively new. We cannot predict the rate of growth, if any, of this industry. The development of the real estate services industry depends on, among other factors, real estate developers’ continued outsourcing of non-core sales and other functions to professional real estate services companies, and the continued use by real estate sellers and buyers of real estate brokerage services in China and particularly in the specific regions where we operate. The failure of the real estate services industry to develop rapidly may materially and adversely affect the growth and success of our business.
Failure to maintain or enhance our brands or image could have a material adverse effect on our business and results of operations.
We believe our “E-House” brand is associated with a leading integrated real estate services company with consistent high-quality services among both real estate developers and individual real estate buyers in China. Our “CRIC” brand is associated with a leading real estate information and consulting service provider and the “leju” brand is associated with a leading real estate online platform in China. Our brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.
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
We have experienced substantial growth since our inception. We increased our revenues from $56.0 million in 2006 to $356.5 million in 2010, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our operating results or profitability could be adversely affected.

If we fail to successfully execute the business plans for our strategic alliances and other new business initiatives, our anticipated growth and prospects may be materially and adversely affected.
Since 2008, we have formed strategic alliances with a number of leading real estate developers in China including China Vanke Co., Ltd., or Vanke; Evergrande Real Estate Group, or Evergrande; Shanghai Industrial Urban Development Group Limited, or Shanghai Industrial Urban, Star River Property Holding Limited, or Star River; COFCO Property (Group) Co. Ltd., or COFCO; Glorious Property Holding Limited, or Glorious Property; Country Garden Holdings Co. Ltd., or Country Garden; Gemdale (Group) Co., Ltd., or Gemdale; Greentown China Holdings Limited, or Greentown; and Agile Property Holdings Ltd., or Agile. Under these strategic cooperation arrangements, we act as the exclusive sales agent for over 150 projects across China with over 70 million square meters of gross floor area, or GFA, in aggregate. The success of these strategic alliances depends on, among others, our successful sales and marketing of the projects and properties and the developers’ ability to make timely delivery of properties in satisfactory quality and quantity. If we fail to successfully market and sell these new properties, we may not be able to continue the existing strategic alliances or enter into new strategic relationships with leading real estate developers and our anticipated growth and prospects may be materially and adversely affected.
In October 2009, our subsidiary, China Real Estate Information Corporation, or CRIC, completed its initial public offering and merged with the real estate online business of SINA Corporation, or SINA. In May 2010, CRIC entered into a strategic cooperation agreement with Baidu, Inc., or Baidu, pursuant to which CRIC obtains the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing. The term of the strategic cooperation agreement is four years after the launch of such real estate channels on Baidu in August 2010. CRIC has limited experience in operating a real estate Internet business and may also encounter difficulties in integrating acquired operations, services, corporate culture and personnel into its existing business and operations, which in turn may also adversely affect our growth and prospects.
In August 2010, we started a new business initiative to focus on providing integrated services in the non-residential real estate market, such as office and commercial real estate. As of December 31, 2010, this business had not generated material amount of revenues. E-House’s experience and expertise had been concentrated in the residential real estate sector. Failure to establish a meaningful presence and brand in the non-residential sector and generate revenues and profits could materially and adversely affect our results of operations and growth prospects.
We may lose our competitive advantage if we fail to obtain and maintain accurate, comprehensive and reliable data in our CRIC system or prevent disruptions or failure in the performance of our CRIC system.
We have devoted substantial resources to developing, maintaining and updating our proprietary real estate information database and analysis system, which we refer to as the CRIC system. Our ability to provide consistent high-quality services and maintain our competitive advantage relies in large part on the accuracy, comprehensiveness and reliability of the data contained in our CRIC system. The task of establishing and maintaining accurate and reliable data is challenging. We rely on third-party data providers for a significant amount of the information in our CRIC system. While we attempt to ensure the accuracy of our data by using multiple sources and performing quality control checks, some of the data provided to us may be inaccurate. If our data, including the data we obtain from third parties, is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or be subject to legal claims by our customers, which could adversely affect our business and financial performance. In addition, our staff use integrated standard internal processes to update our CRIC system. Any inefficiencies, errors or technical problems with related applications could reduce the quality of our data, which may result in reduced demand for our services and a decrease in our revenues.
Any frequent or recurring disruption or failure in the performance of our CRIC system could also adversely affect the quality of our services and damage our reputation and our effort to successfully market the CRIC system. Our system is vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, hacking or other attempts to disrupt our systems, and similar events. Our servers, which are located in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Our disaster recovery planning does not account for all possible scenarios. If we experience frequent or persistent system failures, the quality of our services and our reputation could be harmed. The steps we need to take to increase the reliability of our CRIC system and to maintain complete backups may be costly, which could reduce our operating margin, and such steps may not reduce the frequency or duration of system failures and service interruptions.

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
Although we are one of the largest real estate services companies in China, our relative competitive position varies significantly by service type and geographic area. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels or ensure that we will not encounter increased competition. Some of our competitors, such as World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited and SYSWIN Inc., may have smaller aggregate businesses than us, but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as Jones Lang LaSalle, Centaline Group and IFM Investments Limited (operator of the Century 21 secondary real estate brokerage network). These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.
In addition to competition from traditional real estate services providers, the advent of the Internet has introduced new ways of providing real estate services, as well as new entrants and competitors in our industry. If our expansion into real estate online services can not be carried out successfully to capture the business opportunities presented by technological changes and the emergence of e-business, our business, financial condition or results of operations could be harmed.
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
We generated 57.4%, 61.2% and 48.5% of our total revenues from primary real estate agency services in 2008, 2009 and 2010, respectively. Although we are expanding our service offerings, we expect to continue to rely on primary real estate agency services to generate a significant portion of our revenues for the foreseeable future. Revenues from primary real estate agency services are typically generated on a project-by-project basis and are non-recurring in nature. This may contribute to the fluctuations in our period-to-period operating results.
We typically enter into agency agreements with developers shortly before they are expected to obtain permits to sell their newly developed properties. However, the timing of obtaining these sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit. It is therefore difficult to predict the interval between the time we sign these agency agreements and the time we launch the sale for the projects. We recognize commission revenue from our primary real estate agency services upon achieving the successful sale of a property unit. See “Item 5. Operating And Financial Review And Prospects—Critical Accounting Policy.” “Successful sale,” as defined in individual contracts with our developer clients, depends on, among other things, the delivery of the down payment and some purchasers may not deliver the down payments on time. This makes it difficult for us to forecast revenues and increases period-to-period fluctuations, which could cause the price of our ADSs to fluctuate or decline or adversely affect our working capital levels.

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
Revenues derived from services we rendered to the top ten clients in each of 2008, 2009 and 2010 accounted for approximately 68.4%, 50.6% and 42.8%, respectively, of our total revenues. One real estate developer client accounted for over 10% of our total revenues in 2008, 2009 and 2010. In the future, these real estate developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all. Should these real estate developers terminate or substantially reduce their business with us and we fail to find alternative real estate developers to provide us with revenue-generating business, our financial condition and results of operations may be materially and adversely affected.
We face long cycles to settle our accounts receivable, which could materially and adversely affect our results of operations.
As part of the industry practice, many of our developer clients elect to settle our commission only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients and collect the commissions owed to us. This also results in large accounts receivable balances. As of December 31, 2010, our billed and unbilled accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $174.1 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.
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
If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us or our direct and indirect PRC subsidiaries, we may incur significant financial penalties and other government sanctions.
Due to the broad geographic scope of our operations and the wide variety of real estate services we provide, we are subject to numerous national, regional and local laws and regulations specific to the services we perform. Furthermore, as the real estate consulting and real estate brokerage businesses are among the restricted foreign investment industries, establishment of or investment in any new indirect subsidiaries carrying out such businesses by our PRC subsidiaries directly is, and by our PRC subsidiaries indirectly through their subsidiaries may be, subject to approval of the Ministry of Commerce or its competent local counterparts. If we fail to properly file records or to obtain or maintain the licenses and permits for conducting our businesses, or fail to procure the approvals for our establishment of or investment in any new indirect subsidiaries engaged in real estate consulting or real estate brokerage services in China, the relevant branch office or subsidiary may be ordered to cease conducting the relevant real estate services and be subject to warning, fines and revocation of its licenses. As the size and scope of real estate sale transactions have increased significantly during the past several years, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance have increased.
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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2010. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2010. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
Any natural or other disaster, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.
Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. On May 12, 2008, a severe earthquake measuring approximately 8.0 on the Richter scale occurred in Sichuan province of China, resulting in significant casualties and property damage and a sharp decline in real estate transactions in the affected areas. On April 14, 2010, another earthquake struck China’s Qinghai Province causing severe damage and casualties in the area. As we do not have operations in Qinghai, this earthquake did not have material adverse impact on our company. However, if any other similar disaster or extraordinary events were to occur in the area where we operate in the future, our ability to operate our business could be seriously impaired.
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
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the Internet information service industry, we could be subject to severe penalties.
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
CRIC, our majority-owned subsidiary, has entered into, through its wholly-owned subsidiaries, Shanghai CRIC Information Technology Co., Ltd, or Shanghai CRIC, and Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, a series of contractual arrangements with Tian Zhuo, Beijing Leju and their respective shareholders, which provide CRIC with the substantial ability to control Tian Zhuo and Beijing Leju and make CRIC their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.”

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the advertising industry or the Internet business, or if the PRC government otherwise finds that we, Tian Zhuo or Beijing Leju are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information service companies, would have broad discretion in dealing with such violations, including:
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
The imposition of any of these penalties could have a material and adverse effect on our ability to conduct our business and adversely affect our financial condition and results of operations.
Furthermore, as part of the contractual arrangements described above, the shareholders of Tian Zhuo entered into an equity pledge agreement with Shanghai CRIC, the subsidiary of CRIC. According to the PRC Property Rights Law, the pledge will only be effective upon registration with the relevant local office for the administration for industry and commerce. Shanghai CRIC is in the process of registering the pledge of the equity interest in Tian Zhuo. We cannot assure you that Shanghai CRIC will ever be able to complete such registration procedures. If the pledge of the equity interests in Tian Zhuo is not registered, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arise regarding the pledged equity interest or that Shanghai CRIC’s interests as pledgee will prevail over those of third parties.
In addition, we entered into an equity pledge agreement pursuant to which the two shareholders of Beijing Leju pledged their respective equity interests in Beijing Leju to Shanghai SINA Leju. These pledges were registered with the local office for the administration for industry and commerce in January 2010. However, such registration did not cover the pledge of the recently increased registered capital of Beijing Leju and we are in the process of amending the registration. Until completion of the amended registration, we cannot assure you that the effectiveness of such pledge with respect to the newly increased registered capital would be recognized in PRC courts if disputes arise regarding such pledged equity interest.

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
The shareholders of Tian Zhuo and Beijing Leju may have conflicts of interest with us. Tian Zhuo is jointly owned by Mr. Xin Zhou, our founder and executive chairman, and Mr. Xudong Zhu, a former director of CRIC and head of CRIC’s advertising operations. Conflicts of interests between their dual roles as shareholders of Tian Zhuo and as directors or officers of our company and CRIC may arise. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company and CRIC or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause Tian Zhuo and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us and CRIC to effectively control Tian Zhuo and its subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between Mr. Zhou or Mr. Zhu and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and Mr. Zhou and Mr. Zhu, we would have to rely on legal proceedings, which could result in disruption of our business and as to the outcome of which there is substantial uncertainty. In addition, Beijing Leju is jointly owned by Mr. Xudong Zhu and Mr. Jun Luo, a co-president of CRIC. They may potentially have the same conflicts of interests as described above.
Contractual arrangements we have entered into with Tian Zhuo and Beijing Leju may be subject to scrutiny by the PRC tax authorities and a finding that we, Tian Zhuo or Beijing Leju owe additional taxes could reduce our net income and the value of your investment.
Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Tian Zhuo or Beijing Leju do not represent an arm’s-length price and adjust the taxable income of Tian Zhuo, Beijing Leju or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Tian Zhuo, Beijing Leju or their subsidiaries, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.
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

The real estate industry is particularly sensitive to credit policies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at stimulating economic growth. China’s central bank decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in late 2008 and kept them unchanged in 2009. Total outstanding RMB loans grew by 31.7% in 2009 to RMB40.0 trillion, and broad money supply (M2) grew by 27.2%. In 2010, the central bank raised the statutory deposit reserve ratio six times in an effort to curb credit expansion. Nevertheless, total outstanding RMB loans still grew by 19.9% in 2010, to RMB47.9 trillion, and broad money supply (M2) grew by 19.7%. The central bank again raised the statutory deposit reserve ratio in January, February, March and April of 2011. While these rate increases could potentially slow the growth of the Chinese real estate industry, they have limited direct impact on our company as we do not currently have any loans outstanding.
We cannot assure you that China will continue to have rapid or stable economic growth in the future or that changes in credit policies that are intended to create stable economic growth will not adversely impact the real estate industry.
Uncertainties with respect to the Chinese legal system could adversely affect us.
We conduct our business primarily through our subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
Governmental control of currency conversion may affect the value of your investment.
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Restrictions on currency exchanges between RMB and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.
Under current PRC regulations, RMB is convertible for “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, subject to compliance with certain procedural requirements. Although the RMB has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.
Conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of the State Administration of Foreign Exchange, or SAFE, and other relevant PRC governmental authorities. Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of our PRC subsidiaries and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
As our costs and expenses are mostly denominated in RMB, a resumption of the appreciation of the RMB against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and variable interest entities in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material adverse effect on the market price of our ADSs and your investment. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk.”
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
The SAFE issued a public notice in October 2005 requiring PRC domestic residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC domestic residents who are beneficial owners of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident beneficial owners are also required to amend their registrations with the local SAFE branch in certain circumstances. We are aware that our PRC domestic resident beneficial owners subject to the SAFE registration requirements have registered with the Shanghai SAFE branch and are in the process of amending certain applicable registrations with the Shanghai SAFE.
We cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries’ ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.
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
Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas publicly listed company is listed or a qualified institution designated by the overseas publicly listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. We and our PRC employees who have been granted stock options are subject to this rule and we have registered our existing employee stock ownership plan and stock option plan with SAFE Shanghai Branch. However, if there is any change to our existing employee stock ownership plan or stock option plan, we cannot assure you that we and our PRC optionees will be able to amend such registration in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview— Regulation—Regulations on Employee Share Options.”

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
E-House Holdings is a holding company, and it relies principally on dividends from its subsidiaries in China to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and service any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House Holdings. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to E-House Holdings. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to E-House Holdings could materially and adversely limit its ability to fund our business operations, make investments or acquisitions that could be beneficial to our businesses or pay dividends.

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
The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition if any additional PRC taxes on us could adversely affect our financial condition and results of operations.
Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also recognized as a qualified software enterprise in September 2008 and was further approved by the local tax authority in May 2010 and, thus, it is likewise eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. However, qualified software enterprise status is subject to annual review. If Shanghai SINA Leju or Shanghai CRIC fails to maintain software enterprise status in any annual review, their applicable enterprise income tax rate may increase to up to 25%, which could have a material adverse effect on our financial condition and results of operations.
Various local governments in China have also provided discretionary preferential tax treatments to us. However, at any time, these local governments may decide to reduce or eliminate these preferential tax treatments. Furthermore, these local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes as a result. We are required under U.S. GAAP to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of these preferential tax treatments and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.
Our business benefits from tax-related government incentives and discretionary policies. Expiration of, or changes to, these incentives or policies could have a material adverse effect on our operating results.
Since 2009, Shanghai CRIC has been granted certain governmental financial subsidies by the Zhabei District government in Shanghai. Local governments may decide to reduce or eliminate subsidies at any time. In addition, we cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries and consolidated affiliated entities. Furthermore, local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes. Since 2007, we have been required under U.S. GAAP to accrue taxes for these contingencies. Any change in accounting requirements for reporting tax contingencies, any reduction or elimination of subsidies or any retroactive imposition of higher taxes could have an adverse effect on our results of operations.
Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.
Under the PRC Enterprise Income Tax Law and its implementation rules, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company will be subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding, or the tax is otherwise exempted or reduced pursuant to PRC tax laws.

Under the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), effective on October 1, 2009, our Hong Kong subsidiaries need to obtain approval from the competent local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. The PRC State Administration of Taxation further clarified in a circular that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as “beneficial owners” of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.
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
The PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and its implementation rules. If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, may be exempt from PRC tax since such income is exempted under the PRC Enterprise Income Tax Law to a PRC resident recipient. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, and the PRC foreign exchange control authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as PRC resident enterprises, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions. In addition, ambiguities also exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we were considered a PRC resident enterprise, dividends distributed by us to our offshore investors that are non-resident enterprises, or the gains such investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax, unless otherwise exempted or reduced pursuant to treaties or applicable PRC law.
If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely affected due to our worldwide income being taxed in China under the PRC Enterprise Income Tax Law. Additionally, we would incur an incremental PRC dividend withholding tax cost if we distributed our profits to our ultimate shareholders. There is, however, not necessarily an incremental PRC dividend withholding tax on the piece of the profits distributed from our PRC subsidiaries, since they would have been subject to PRC dividend withholding tax even if we were not a PRC tax resident.
Foreign ownership of the real estate agency and brokerage business in China is restricted under the recent PRC regulation. This may limit our ability to establish our new PRC operating entities or to increase registered capital of existing entities in the future.
We are a Cayman Islands company and a foreign person under PRC law. Pursuant to the Foreign Investment Industrial Guidance Catalogue as most recently amended on December 1, 2007, the PRC government classifies real estate agency companies and real estate brokerage companies within the restricted category for foreign investment. Accordingly, we would require approval from the Ministry of Commerce or its local branch in order to establish new PRC operating entities or to increase the registered capital of our existing PRC operating entities. It may be difficult and time-consuming for us to obtain such approval, or we may not be able to obtain it at all. Accordingly, these approval requirements may hamper our ability to expand our real estate agency and brokerage business in China.

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
In addition, the securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. These market fluctuations may also materially and adversely affect the market price of our ADSs. In 2010, the closing price of our ADSs on the New York Stock Exchange varied from a high of $21.09 to a low of $13.01.
Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2011, we have 80,952,556 ordinary shares outstanding, 131,869 of which have been issued to our depositary and reserved for future grants under our share incentive plan, and approximately 32% of which are available for sale, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this annual report and in the deposit agreement, holders of our ADSs cannot exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

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
Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by non-controlling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
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
A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income, referred to as passive assets. Based on the price of our ADSs and ordinary shares and the composition of our income and assets, we do not believe that we were a PFIC, for United States federal income tax purposes, for the taxable year ended December 31, 2010. In light of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to be or become a PFIC for the current taxable year ended December 31, 2011 or future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. If we are a PFIC for any taxable year during which U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Taxation”) hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. Holders. See “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
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
On October 16, 2009, our subsidiary CRIC listed its ADSs, each representing one ordinary share of CRIC, on the NASDAQ Global Select Market in connection with an initial public offering. CRIC issued a total of 20,700,000 ADSs at $12.00 per ADS in connection with its initial public offering. Concurrent with completion of the initial public offering, CRIC also completed a merger with SINA’s real estate online business. Following these transactions, we remained the majority shareholder of CRIC, holding 50.04% of CRIC’s total outstanding shares at the time, and SINA became CRIC’s second largest shareholder holding 33.35% of CRIC’s total outstanding shares at the time. We beneficially owned 53.0% of the total outstanding shares of CRIC as of March 31, 2011.
Our principal executive offices are located at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China. Our telephone number at this address is +8621 6133 0808. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. In addition, we have 41 branch offices in mainland China, and a branch office in each of Hong Kong and Macau. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview
Overview
We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services, real estate information and consulting services, real estate advertising services, real estate promotional event services, real estate online services and real estate investment fund management services. We were ranked as the largest real estate agency and consulting service company in China for seven consecutive years from 2004 to 2010 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold, and geographic coverage.
We sold an aggregate of approximately 36.1 million square meters of primary properties with a transaction value totaling approximately RMB297.1 billion ($45.0 billion) from 2001 to 2010 for real estate development projects in 61 cities in China. We operate through an extensive network of over 7,000 real estate sales professionals, including primary salespeople, secondary real estate brokers and online salespeople. Our service offerings are enhanced by our team of experienced and dedicated real estate research staff and our CRIC system. We believe the CRIC system is the only information system that provides up-to-date, comprehensive and in-depth information covering residential and commercial real estate properties in all major regions in China. Our clients include leading domestic and international real estate developers.
We have received numerous awards and accolades for our innovative and high-quality services, including the “Leading Brand Name in China’s Real Estate Consulting and Agency Industry” from the China Real Estate Top 10 Committee from 2006 to 2009, and “China Enterprises with the Best Potential” from Forbes in 2009.
We have experienced substantial growth since our inception in 2000. Within two years of our inception, we became a leader in the real estate services market in Shanghai. Since then, we have expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $56.0 million in 2006 to $356.5 million in 2010, representing a compound annual growth rate, or CAGR, of 58.9%. At the same time, our net income attributable to E-House shareholders increased from $18.1 million in 2006 to $36.2 million in 2010, representing a CAGR of 18.9%. We intend to continue to grow each existing line of our business and further expand our geographic reach and service offerings to serve the evolving needs of our clients and capture growth opportunities in the real estate service industry. We derive substantially all of our revenues from our operations in China.
Our Services
We provide seven principal types of services:
•	primary real estate agency services,
•	secondary real estate brokerage services,
•	real estate information and consulting services,
•	real estate advertising services,
•	real estate promotional event services,
•	real estate online services, and
•	real estate investment fund management.

We conduct our real estate information and consulting services, real estate advertising services, real estate promotional event services and real estate online services through our majority-owned subsidiary, CRIC. We may continue to offer new complementary services to capture market trends and to serve the evolving needs of our clients.
Primary Real Estate Agency Services
Our principal business has traditionally been, and we expect will continue in the foreseeable future to be, providing primary real estate agency services to real estate developers. Primary real estate agency services accounted for 57.4%, 61.2% and 48.5% of our total revenues in 2008, 2009 and 2010, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
Total GFA of new properties sold (thousands of square meters)	4,115	11,098	11,935
Total value of new properties sold (millions of RMB)	31,620	86,975	106,176
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
We also generate sales by contacting targeted customers with information on selected projects. We have a nationwide “E-House Membership Club” with approximately 1.8 million members as of December 31, 2010. We frequently promote new properties to members who have indicated their preferences for new properties. We also contact potential customers in our customer databases based on the customer profiles and preferences. Furthermore, we leverage our operations in the secondary real estate brokerage services market by setting up off-site sales locations at our flagship retail stores to promote new developments and provide visitors with similar presentations as the ones held in our on-site sales centers.

In 2010, we provided primary real estate agency services for 316 projects in 52 cities in China. We have significantly expanded our primary real estate agency services by forming strategic alliances with leading real estate developers such as Evergrande, Vanke, Shanghai Industrial Urban, Star River, COFCO, Glorious Property, Greentown, Country Garden, Gemdale and Agile. These strategic alliances provide us with a substantial increase in both GFA immediately available for sale as well as a project pipeline for future sales. They also help us expand into new cities and regions. We plan to continue to form strategic alliances with leading real estate developers.
Secondary Real Estate Brokerage Services
We provide secondary real estate brokerage services, including brokerage services for both sales and rentals. Secondary real estate brokerage services accounted for 9.6%, 9.5% and 5.9% of our total revenues in 2008, 2009 and 2010, respectively. As of December 31, 2010, we had a total of 133 stores, including 73 in Shanghai, 39 in Hangzhou, six in Ningbo, four in Wuhan, six in Suzhou, four in Hong Kong and one in Macau. In 2010, we facilitated 6,488 secondary real estate sales transactions totaling approximately RMB9.8 billion ($1.5 billion) in transaction value and 6,091 secondary property rental transactions totaling approximately RMB28.8 million ($4.4 million) in total monthly rental value.
Our secondary real estate brokerage services include offering advisory services on choices of properties, accompanying potential buyers on house viewing trips, drafting purchase contracts, negotiating price and other terms, providing preliminary proof of title, and coordinating with the notary, the bank and the title transfer agency.
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
Real Estate Information and Consulting Services
We provide real estate information and consulting services through CRIC, our majority-owned subsidiary. Our real estate information and consulting services are tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs. Real estate information and consulting services accounted for 31.8%, 20.6% and 21.1% of our total revenues in 2008, 2009 and 2010, respectively.
Real Estate Information Services. We provide two levels of real estate information services relying upon our CRIC system: (1) data subscription services, in which we market and sell, on a subscription basis, the use of our CRIC system; and (2) data integration services, which, in addition to access to the CRIC system, provide periodic research reports and analysis that suit the specific needs and requirements of individual clients.

Real Estate Consulting Services. Our consulting services are tailored to meet the needs of real estate developer clients at various stages of the project development and sales process and include services designed to help real estate developer clients formulate solutions to meet their specific needs and services designed to facilitate large-scale land or development project purchase and sale transactions. Major types of our consulting services include (1) land acquisition consulting, where we are retained by real estate developers as consultant or intermediary to advise on and facilitate the transfer of land development rights; (2) development consulting, where we offer a variety of services to developers who have obtained land development rights, including project feasibility studies and analysis of the real estate transaction history of nearby development projects; (3) marketing consulting, where we offer marketing and advertising consulting services to developers, either on a stand-alone basis or as part of a comprehensive consulting services package; and (4) comprehensive solution consulting, where we offer consulting services that aim to help clients develop comprehensive plans for their development projects.
Real Estate Advertising Services
In 2008, we began providing real estate advertising design and sales services in China through CRIC’s variable interest entity, Tian Zhuo, and its subsidiaries. We currently provide real estate advertising design services in fourteen cities in China. In addition, starting in 2009 in Shanghai, we make wholesale purchases of advertising space in print and other media and resell them to our developer clients.
Real Estate Promotional Event Services
In April 2010, CRIC acquired a 55% equity interest in Shanghai Dehu Public Relationship Consulting Co., Ltd., or Shanghai Dehu, a public relations consulting company for $0.8 million. Through Shanghai Dehu, we offer promotional event services to our various clients. Our promotional event services include securing venues, hiring caters and other various service providers, formulating event themes and inviting speakers and guests for real estate promotional events.
Real Estate Online Services
We operate a real estate Internet business in China that provides region-specific real estate news, information, property data and access to online communities to real estate consumers and participants through local websites covering 138 cities across China as of December 31, 2010. We have offices in 35 major cities that have relatively large populations and good potential for real estate advertising and cooperate with local hosting partners to operate local real estate websites in another 103 cities across China. Our local presence in each of these cities allows us to tailor our advertising offerings to local conditions and the needs of local real estate developers, agents, brokers, suppliers, service providers and individual consumers.
Concurrent with CRIC’s initial public offering in October 2009, CRIC merged with SINA’s real estate online business. As a result of this transaction, CRIC obtained the rights to operate SINA’s real estate and home furnishing channels for a period of 10 years. In addition, through an agency agreement with SINA, CRIC became the exclusive advertising agent of SINA’s non-real estate channels, for advertising sold to real estate advertisers. Leveraging SINA’s strong brand recognition and market influence in China’s online space and its large user base, our real estate online business enables real estate advertisers to reach target audiences in many of China’s major cities.
Our real estate online business generates substantially all of its revenues from sales of online advertising. Real estate advertisers on the real estate websites primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.
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

In January 2010, we formed a limited partnership, E-House Shengyuan Equity Investment Center, or the Center, in Shanghai, which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center acts as the Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. We had an investment commitment of RMB65 million ($9.6 million) to the Center, half of which was paid in February 2010 and half of which will be paid within one and a half years after the formation of the Center. Mr. Xin Zhou, our executive chairman, had an investment commitment of RMB40 million ($5.9 million) to the Center, half of which was paid in February 2010 and half of which will be paid within one and a half years after the formation of the Center.
In April 2010, we formed E-House Shengquan Equity Investment Center, or Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner will receive annual management fee and carried interest on a success basis. Mr. Xin Zhou, our executive chairman, had an investment commitment of RMB9 million ($1.4 million) to Shengquan Center, half of which was paid in May 2010 and half of which will be paid within one and a half years after the formation of Shengquan center.
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
Seminars and Workshops. Our E-House Research and Training Institute frequently organizes seminars and workshops for real estate developers and other participants in the real estate industry. In 2010, our E-House Research and Training Institute provided training to over 6,300 managerial personnel affiliated with our developer clients.
E-House Membership Club. We created the E-House Membership Club to attract real estate buyers. As of December 31, 2010, we had approximately 1.8 million members located in 50 cities. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.
Seasonality
Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activity during the winter and the Chinese New Year holiday period, which falls within the first quarter each year.
Competition
The real estate services industry in China is rapidly evolving, highly fragmented and competitive. Compared to real estate development, real estate services require a smaller commitment of capital resources. This relatively lower barrier to entry permits new competitors to enter our markets quickly and compete with us. While we face competition in each geographic market in which we operate, we believe none of our competitors offers as broad a range of services and geographic coverage as we provide in the primary real estate agency services market. We were ranked as the largest real estate agency and consulting service company in China for seven consecutive years from 2004 through 2010 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold, and geographic coverage. Our leading position was recognized by the prestigious “Golden Bridge” Award we received annually for the same period from the Shanghai Real Estate Services Company Association.

In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Centaline Group, SYSWIN Inc., Shanghai T&D Real Estate Co. Ltd. and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence. In the secondary real estate brokerage services market, we compete with established international and domestic real estate brokerage firms, including IFM Investments Limited (operator of the Century 21 brokerage network), Centaline Group, Coldwell Banker, Shanghai House Exchange Co., Ltd., SUNCO Real Estate Co., Ltd., and 5i5j Real Estate Co. Ltd. In the real estate information and consulting service market, CRIC competes with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis, Savills PLC and World Union Real Estate Consultancy (China) Ltd. In the real estate online business market, we compete with other general Internet portals, such as sohu.com, vertically integrated real estate Internet portals, such as soufun.com and anjuke.com, certain specialized or local websites, or traditional advertising media.
Competition in the real estate services industry is primarily based on brand recognition, quality and breadth of services and overall client experience. We believe that among both real estate developers and individual real estate buyers in China our well-known “E-House” brand is associated with a leading integrated real estate services company that provides consistent high-quality services. While many of our competitors may have more financial and other resources than we do, we believe that the CRIC system, our research capability, our knowledge and experience, and our execution capability distinguish us from our competitors and allow us to respond more promptly to market changes.
Employees and Training
Our sales staff are chosen for their education, qualifications and service oriented attitudes. Once recruited, our sales staff receive vigorous training on ethics and our standard sales protocols, sales technique, and necessary training for the specific properties to which they are assigned.
We recruit on an as-needed basis. When we are engaged to provide sales services in a city where we have an existing office, we rely heavily on the local sales personnel. When we are engaged to provide sales services in a city where we have no existing office, we establish a core sales force in that city from our existing sales force. We then recruit new sales personnel locally and require them to go through intensive training at our internal training facilities. Most new recruits undergo a trial period before they are hired. We review the performance of our sales staff periodically.
In addition to the initial intensive training for our sales team, we also require our mid-level and senior management to systematically acquire more industry knowledge and management skills by offering them a variety of training programs. We provide capable and experienced employees with opportunities to be promoted to management positions. As a result, we believe we have experienced attrition rates lower than industry standard among our managerial and sales staff since our inception.
We had 6,397 and 7,152 employees as of December 31, 2008 and 2009, respectively. As of December 31, 2010, we had 11,351 employees, including 2,052 in our corporate offices, 2,266 research staff and 7,033 sales staff, all of whom are our employees. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

Facilities
Our headquarters are located in Shanghai, China, where we lease approximately 19,608 square meters of corporate office space. As of December 31, 2010, our offices in 47 cities occupy an aggregate of 69,577 square meters of leased space. We consider our corporate office space adequate for our current and future operations.
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
Regulation of Real Estate Services Industry
The principal regulation governing the real estate services industry in China is the Law on Administration of Urban Real Estate issued by the Standing Committee of the National People’s Congress in July 1994, as amended. Under this law, real estate services providers include real estate consulting services providers, real estate appraisal services providers and real estate brokerage services providers.
Regulation on the Establishment and Operation of Real Estate Services Companies
Under PRC laws, a company is required to obtain a business license from the State Administration for Industry and Commerce or its delegated local counterpart before it can commence business. To qualify as a real estate services company, a company must register with the local offices of the State Administration for Industry and Commerce in each locality where it does business. Penalties for non-compliance include the imposition of a fine, confiscation of illegal income and injunction against illegal services. To continue its existence as a real estate service company, it must meet certain organizational, financial and operational criteria, such as possessing sufficient funding and employing qualified personnel. It must keep proper records and comply with prescribed procedures in delivering its services.
Furthermore, the Measures for Administration on Real Estate Brokerage requires a real estate brokerage company to file with the real estate regulatory authorities at the county level or above within 30 days after its business registration with the relevant local counterparts of State Administration for Industry and Commerce.
Foreign Investments in the Real Estate Consulting Business and Real Estate Brokerage Business
Pursuant to the Foreign Investment Industrial Guidance Catalogue effective on December 1, 2007, both the real estate consulting business and the real estate brokerage business, are among the restricted foreign investment industries and therefore subject to more stringent regulatory requirements. A real estate consulting company or a real estate brokerage company may be 100% foreign-owned.
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
In August 2004, the State Administration for Industry and Commerce promulgated the Measures on Management of Brokers. Brokers as defined in these measures include individuals, legal persons and other entities that act as intermediary broker or agent in economic transactions for the purpose of obtaining commissions. The local offices of the State Administration for Industry and Commerce are the administrative bodies for brokers, responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. Within 20 days after a brokerage employs or dismisses any broker, it must file the broker’s information and the related contracts with the local offices of the State Administration for Industry and Commerce. Thus, according to these measures, before we or our individual brokers are allowed to engage in any brokerage services, we or our individual brokers, respectively, are required to obtain the required qualification licenses from the State Administration for Industry and Commerce. In addition, no brokerage or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of noncompliance, the local offices of the State Administration for Industry and Commerce can issue warnings or impose fines up to RMB30,000 ($4,545).
According to the newly issued Measures for Administration on Real Estate Brokerage, the measures govern the activities of real estate brokerages and real estate brokerage personnel in providing intermediary, agency and related services and charging commissions thereon. The authorities of the PRC governments at or above the county level in charge of construction (real estate), pricing, human resources and social security shall be responsible for the supervision and administration of such activities respectively within their jurisdictions. A real estate brokerage company and its branches must have sufficient qualified real estate brokers who have obtained real estate broker licenses. A real estate brokerage company shall enter into written agreements with its clients in respect of its brokerage services whereby the commission fee rate shall be expressly specified. If a real estate brokerage company provides other services, such as loan agency and real estate registration agency, to a client, a separate written agreement must be entered into between it and the client. If a real estate brokerage company is entrusted to receive or pay the transaction price on behalf of any of its clients, the funds received or to be paid must be deposited in a special account established by the real estate brokerage company. If a real estate brokerage company is in violation of the Measures for Administration on Real Estate Brokerage, it may be subject to an order of rectification, an order to cease provision of services, and/or an order confiscating illegal income generated therefrom, and a fine up to RMB30,000 ($4,545).
Pursuant to the Interim Regulation on Professional Qualification for Real Estate Brokers and the Implementing Measures on the Examinations of Professional Qualification for Real Estate Brokers issued by the Ministry of Personnel and the Ministry of Construction in December 2001, to practice as a qualified real estate broker, an individual must first obtain a qualification certificate for real estate brokers, and then the real estate broker license. An individual broker who fails to obtain the required qualification certificate or license will not be permitted to engage in secondary real estate agency services for us.
In addition to the Law on Administration of Urban Real Estate, local governments in different municipalities or cities may have detailed regulations governing the qualification and establishment of real estate brokerages and real estate brokerage activities. For example, in Shanghai, a real estate brokerage must have a registered capital of at least RMB100,000 ($15,152) and employ at least five licensed real estate brokers. Real estate brokerages or their branches must file with the real estate authorities and obtain a certificate of record which is valid for two years. Individual licensed brokers are subject to examination every two years before they can have their licenses renewed.

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

Limitations on Foreign Ownership in Internet Information Services Industry
Pursuant to the Rules for the Administration of Foreign Investment in Telecommunication Enterprises and the Foreign Investment Industrial Guidance Catalogue, foreign investors may not provide more than 50% of the capital of a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to hold any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent requirements on performance and operational experience, including demonstrating a track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approval to hold any equity interest in a value-added telecommunication company in China from the Ministry of Industry and Information Technology and the Ministry of Commerce or their authorized local counterparts, which have considerable discretion in granting approvals.
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
However, we are in the process of amending the registration of the newly increased registered capital of Beijing Leju under the equity pledge agreement among Shanghai SINA Leju, Beijing Leju and its shareholders. The enforceability of the amended pledge remains subject to completion of the amended registration with the relevant government authority. In addition, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of the applicable PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the Ministry of Industry and Information Technology, which regulates Internet information services companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC real estate Internet business do not comply with PRC government restrictions on foreign investment in the Internet information services industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating the advertising services business and real estate Internet business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the Internet information services industry, we could be subject to severe penalties.”

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
Online Transmission of Audio-Visual Programs
The Measures for the Administration of Transmission of Audio-Visual Programs through Internet or Other Information Network apply to the opening, broadcasting, integration, transmission or download of audio-visual programs through the Internet. An applicant who is engaged in the business of transmitting audio-visual programs through the Internet shall apply for a license from the State Administration of Radio, Film and Television. Foreign-invested enterprises are not allowed to engage in the above business.

Pursuant to the Administrative Provisions on Internet Audio-Visual Program Service, which went effective on January 31, 2008, any entity engaged in Internet audio-visual program services must obtain a license from State Administration of Radio, Film and Television or register with State Administration of Radio, Film and Television. An applicant for engaging in Internet audio-visual program services must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by the State Administration of Radio, Film and Television. The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology later clarified in a press conference in February 2008 that privately owned website operators are eligible to apply for Internet audio-visual program service licenses from the State Administration of Radio, Film and Television, if they have been engaged in Internet audio-visual program services since before December 20, 2007, and they had before that date either obtained an operating license for commercial Internet information services or filed for non-commercial Internet information services. The Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs issued on May 21, 2008 further sets forth detailed provisions concerning the application and approval process regarding the Internet audio-visual program service licenses.
Online Cultural Activities
The Provisional Measures on Administration of Internet Culture promulgated by the Ministry of Culture classifies “online cultural products” as cultural products developed, published and disseminated via the Internet, which mainly include: (i) online cultural products particularly developed for publishing via Internet, such as, among other things, online music and entertainment files, network games, online performing arts and artworks and online animation features and cartoons; and (ii) online cultural products converted from music entertainment products, games, performing arts, artworks and animation features and cartoons, and published via the Internet. Entities are required to obtain permits from a provincial counterpart of the Ministry of Culture if they intend to commercially engage in any of the following types of activities: (i) production, duplication, import, sale or broadcasting of online cultural products; (ii) publishing of cultural products on the Internet or transmission thereof through information networks such as Internet and mobile network to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet access service sites including Internet cafes for the purpose of browsing, reviewing, using or downloading such products by online users; or (iii) exhibitions or contests related to online cultural products.
Regulations on Advertising Services
Limitations on Foreign Ownership in the Advertising Industry
Under the regulations governing foreign investment in the advertising industry, there is no longer any maximum foreign shareholding percentage restriction applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years prior experience operating an advertising business outside of China as their main business before they may receive approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years prior experience operating an advertising business outside China are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.
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
In the opinion of Fangda Partners, our PRC legal counsel, the contractual arrangements among Shanghai CRIC, Tian Zhuo and Tian Zhuo’s shareholders establishing the structure for operating our PRC advertising business, in each case governed by PRC law, are valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. However, the enforceability of the equity pledge agreement under which the shareholders of Tian Zhuo pledged their equity interests in Tian Zhuo to Shanghai CRIC is subject to registration with the relevant government authority. Shanghai CRIC is in the process of registering the equity pledge with the local government authority. However, we cannot assure you that Shanghai CRIC will ever be able to complete such registration procedures. In addition, the enforceability of the pledge of the newly increased registered capital of Beijing Leju under the equity pledge agreement among Shanghai SINA Leju, Beijing Leju and its shareholders is subject to completion of the amended registration of the pledge with the relevant government authority.
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
Advertising Services
The State Administration for Industry and Commerce is responsible for regulating advertising activities in China. The applicable regulations stipulate that companies that engage in advertising activities must obtain from State Administration for Industry and Commerce or its local branches a business license which specifically includes operating an advertising business within its business scope. As to placing advertisements on the Internet, certain local administrations for industry and commerce may require such companies to apply for a license which includes within its business scope placing online advertisements on the Internet. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.
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

Operational Matters of the Advertising Business
Under the PRC Advertising Law, entities engaged in the advertising business must establish and maintain registration, review and filing systems. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for records. Under the Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Administration for Industry and Commerce, as amended, the advertising agent fee shall not be more than 15% of the advertising fees. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before an advertising services provide can deliver or place its advertisements.
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
Regulations on Foreign Currency Exchange
The RMB is convertible into other currencies for the purpose of current account items, such as trade-related receipts and payments, interest and dividend. The conversion of RMB into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local office. Unless otherwise approved, domestic enterprises must convert all of their foreign currency proceeds into RMB as required by law.
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
Regulations on Foreign Exchange Registration of Offshore Investments by PRC Residents
Pursuant to a SAFE notice that became effective as of November 1, 2005, commonly referred to as Circular No. 75, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch, prior to establishing or assuming control of a special purpose company. A special purpose company refers to an offshore company established or indirectly controlled by PRC residents for the special purpose of carrying out financing of their assets or equity interest in PRC domestic enterprises. The notice applies retroactively. As a result, PRC residents who had established or acquired control of such special purpose companies that previously made onshore investments in China were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. These PRC residents must also amend the registration with the relevant SAFE branch in the following circumstances: (1) the PRC residents have completed the injection of equity investment or assets of a domestic company into the special purpose company; (2) the overseas funding of the special purpose company has been completed; (3) there is a material change in the capital of the special purpose company. SAFE subsequently issued relevant guidance and rules to its local branches, which standardized more specific and stringent supervision of the SAFE registration under Circular No. 75. Failure to comply with the foreign exchange registration procedures may result in restrictions being imposed on the foreign exchange activities of the violator, including restrictions on the payment of dividends and other distributions to its offshore parent company and the capital inflow from its offshore parent company, and may also subject the violators to penalties under the PRC foreign exchange administration regulations.
Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies
Pursuant to applicable PRC regulations on foreign debts, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. In addition, the total amount of the accumulated mid-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is not allowed to exceed the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local counterpart, and may be increased or decreased upon approval by the Ministry of Commerce or its local counterpart. Registered capital of a foreign-invested enterprise is the total amount of capital contributions made to the foreign-invested enterprise by its foreign shareholders, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration for Industry and Commerce or its local counterpart.
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
Our PRC subsidiaries which are foreign-invested enterprises, such as E-House Shanghai, Shanghai CRIC, Shanghai SINA Leju and Shanghai Cityrehouse Real Estate Agency Co., Ltd., are subject to the regulations discussed above.
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
Regulations on Dividend Distribution
Under applicable PRC regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to each of our wholly owned subsidiaries in China.

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

D. Property, Plants and Equipment
Our headquarters are located in Shanghai, China, where we lease approximately 19,608 square meters of corporate office space. As of December 31, 2010, our offices in 47 cities occupy an aggregate of 69,577 square meters of leased space.
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

A. Operating Results
Overview
We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services, real estate investment fund management and, though CRIC, real estate information, consulting, advertising, promotional event and online services. For the period from 2001 to 2010, we sold an aggregate of approximately 36.1 million square meters of primary properties with a total transaction value of approximately RMB297.1 billion ($45.0 billion) for real estate development projects in 61 cities in China. We were ranked as the largest real estate agency and consulting services company in China for seven consecutive years from 2004 to 2010 by the China Real Estate Top 10 Committee, as measured by the number of transactions facilitated, transaction value and GFA of properties sold and geographic coverage.
We have experienced substantial growth in recent years while maintaining profitability. We became a leader in the real estate services market in Shanghai within two years of our inception and have since expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $56.0 million in 2006 to $356.5 million in 2010, representing a compound annual growth rate, or CAGR, of 58.8%. At the same time, our net income attributable to E-House shareholders increased from $18.1 million in 2006 to $36.2 million in 2010, representing a CAGR of 18.9%.
Factors Affecting Our Results of Operations
Our operating results are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of real estate in local markets, entry barriers and competition from other real estate services companies and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect our transaction volume and the transaction value of the properties whose sales we facilitate and otherwise adversely affect our results of operations. Our operating results are more directly affected, however, by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses.
Revenues. We currently derive our revenues from seven service lines: (1) primary real estate agency services; (2) secondary real estate brokerage services; (3) real estate information and consulting services, (4) real estate online services (5) real estate advertising services; (6) promotional events services and (7) real estate fund management. In 2010, real estate advertising services, promotional event services and real estate fund management did not generate a significant percentage of revenues and, accordingly, have been consolidated below in an other services segment. We provide real estate information, consulting, advertising and online services through CRIC, our majority-owned subsidiary. Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by our business lines, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For The Years Ended December 31,
	2008		2009		2010
	$	%	$	%	$	%

Revenues:
Primary real estate agency services	88,602	57.4	183,154	61.2	173,082	48.5
Secondary real estate brokerage services	14,837	9.6	28,448	9.5	20,892	5.9
Real estate consulting and information services	49,116	31.8	61,707	20.6	75,110	21.1
Real estate online services	—	—	13,830	4.6	66,805	18.7
Other services	1,932	1.2	12,400	4.1	20,636	5.8
Total revenues	154,487	100.0	299,539	100.0	356,525	100.0
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
We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients at the end of a sales period based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows. As of December 31, 2010, our billed and unbilled accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $174.1 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.
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
Revenues from our real estate information and consulting services historically accounted for a small portion of our total revenues, but have grown substantially since 2008. Our real estate information services include primarily the sale of online subscriptions to our proprietary CRIC system, which allow subscribers to search information in our CRIC system and generate analytical reports. Subscription fees vary depending on the number of terminals and number of cities covered. We receive subscription fees on an annual basis starting at the beginning of the subscription period and recognize revenues ratably over the subscription period. Revenues from our real estate information services depend primarily on the number of subscriptions to our CRIC system and unit subscription fees. The number of subscriptions we sell is in turn affected by the number of active real estate projects and developers at any given time as well as by our marketing and brand promotion efforts and the quality and usefulness of our database.
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

Real Estate Online Services. We provide our real estate online services through COHT, an entity that had operated SINA’s real estate online business and was acquired by CRIC concurrent with its initial public offering in October 2009. Our online business generates revenues principally from online advertising, sponsorship arrangements and, to a lesser, extent, hosting arrangements. Online advertising allows advertisers to place advertisements on particular areas of our websites in particular formats, such as banners and logos, and over particular lengths of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. As is customary in the advertising industry, we offer rebates to advertising agencies if they achieve certain revenue targets. Revenues are recognized net of these agency rebates. A significant portion of our revenues from our real estate online business were derived from sales to advertising agencies. Our real estate online revenues also include revenues from hosting arrangements, which are derived from outsourcing certain regional websites to local business partners for a fixed term. With the launch of the Baidu real estate channels in August 2010 through our four-year alliance with Baidu, we also started to generate online revenues through a search-result-oriented model. Although revenues from the Baidu channels were not material in 2010, going forward, clients will pay us for generating inquiry phone calls to their sales offices through our websites and related set-up, maintainance and updates of project/unit information on our websites. The operating results of our real estate online business are subject to general conditions typically affecting the real estate online advertising market, including real estate market conditions, government policies on online advertising and the perceived effectiveness of online advertising as compared to advertising in more traditional media.
Real Estate Advertising Services. We began offering real estate advertising design services to real estate developers in 2008 through Tian Zhuo, a variable interest entity of CRIC, and Wushi Consolidated (Beijing) Advertising Media Co., Ltd., or Wushi Advertising, a subsidiary of Tian Zhuo. We started providing advertising sales services in 2009 through Tian Zhuo by making wholesale purchases of advertising space in print and other media and reselling them to our developer clients. Revenues from our advertising design services are significantly affected by real estate market conditions, our ability to generate creative and effective advertising designs to meet our developer clients’ needs, and our marketing efforts. Revenues from our advertising sales services are significantly affected by real estate market conditions, our willingness and ability to purchase and resell a large number of advertising spaces from print and other media and our relationship with our developer clients.
Real Estate Promotional Event Services. We provide promotional event services through our subsidiary, Shanghai Dehu. CRIC acquired a 55% interest in Shanghai Dehu in April 2010. Our promotional event services include securing venues, hiring caters and other various service providers, formulating event themes and inviting speakers and guests for real estate promotional events. Revenues from our promotional event services are significantly affected by real estate market conditions, clients’ promotional budgets and the perceived effectiveness of the promotional events and our services.
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
Cost of Revenues. Our cost of revenues consists of costs directly attributable to our primary real estate agency services, rental expense incurred for the leased properties for sublet associated with our secondary real estate brokerage business and costs associated with the expansion of CRIC’s real estate information, consulting, advertising, promotional event and online services. The direct costs attributable to our primary real estate agency include salaries and commissions of sales and support staff and costs of rental, utility and consumable products for our on-site sales offices. For those projects where we are contractually responsible for project marketing and advertising costs, we include those costs in cost of revenues. The costs associated with the expansion of our real estate information and consulting services primarily include the costs of developing, maintaining and updating the CRIC database system, which includes cost to purchase or license data from third-party sources, personnel related costs and associated equipment depreciation. Cost of revenue for real estate advertising services includes fees paid to third parties for the services directly related to advertising design, the cost incurred to acquire advertising space to resell. Cost of revenue for promotional event services includes the salaries of sales and support staff and fees paid to third parties for the services related to promotional event services such as rental and catering fees. Cost of revenue for real estate online services consists of costs associated with the production of websites, including fees paid to third parties for Internet connection, content and services, personnel related costs, amortization of intangible asset and equipment depreciation associated with the website production, the fees paid to SINA for advertising sales on SINA’s non-real estate channels under an advertising agency agreement with SINA and fees paid to Baidu for the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing.

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
The following table summarizes the options and restricted shares we granted to our directors, officers and employees under our share incentive plan since January 1, 2007 that remain outstanding as of March 31, 2011.
Options

	Number of Ordinary
	Shares Underlying	Exercise
Grant Date	Options Granted	Price
March 9, 2007	143,400	$5.50
July 17, 2007	245,122	$5.37	(1)
July 23, 2007	66,666	$5.37	(1)
January 7, 2008	268,169	$5.37	(1)
January 10, 2008	7,502	$5.37	(1)
April 15, 2008	530,553	$5.37	(1)
June 12, 2008	3,334	$5.37	(1)
August 3, 2008	100,000	$5.37	(1)

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

Restricted shares

	Number of Restricted		Grant
Grant Date	Shares Granted		Price
May 16, 2007	—	(1)	$3.30
December 21, 2009	602,701		$0
November 24, 2010	365,000		$0
December 1, 2010	598,000		$0
March 18, 2011	28,000		$0

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
Our subsidiary, CRIC, has also granted options to certain of our directors, officers and employees pursuant to its share incentive plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—CRIC Share Incentive Plan.” CRIC had granted the following options and restricted shares to its directors, officers and employees and certain of E-House’s directors, officers and employees that remain outstanding as of March 31, 2011.
Options

	Number of Ordinary
	Shares Underlying		Exercise
Grant Date	Options Granted		Price
January 1, 2009	4,707,698	(1)	$3.00
July 15, 2009	900,290		$6.00
July 30, 2009	300,000		$6.00
September 24, 2009	1,269,501		$8.00
March 10, 2011	2,782,000		$7.02

(1)
Options to purchase 756,000 ordinary shares granted on January 1, 2009 were later modified on July 15, 2009. The number of these options was reduced to 251,500 and the vesting schedule was shortened to one to two years from two to four year.

Restricted shares

	Number of Restricted		Grant
Grant Date	Shares Granted		Price
July 30, 2009	125,000	(1)	$3.00
July 30, 2009	37,500	(2)	$6.00

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

In October 2009, after the completion of CRIC’s initial public offering and its acquisition of SINA’s real estate online business, CRIC granted options to purchase 3,609,000 of its ordinary shares to certain employees of SINA and COHT to replace the same number of options of COHT they held at that time. The terms of these options are similar to those of the options of COHT held by such employees. We used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model included 2.47% average risk-free rate of return, 5.2-year contractual life of option, 63.18% estimated volatility rate and no dividend yield. The weighted-average grant-date fair value of the options was $11.44 per share. We recorded compensation expense of $2.2 million for the period from the date of acquisition of SINA’s real estate online business to December 31, 2009 and $8.7 million for the period from December 31, 2009 to December 31, 2010. Unrecognized compensation expense in the total amount of $16.8 million is expected to be recognized over a weighted-average requisite service period of two years commencing on January 1, 2011.

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
The PRC Enterprise Income Tax Law applies a uniform 25% tax rate to both foreign-invested enterprises and domestic enterprises in the PRC. However, certain enterprises that had enjoyed a preferential tax rate of 15% prior to January 1, 2008, were eligible for phase-out tax rates over the five-year transitional period beginning from January 1, 2008. As such, the applicable rates for E-House Shanghai are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Moreover, there are some tax incentives available for qualified enterprises under the new Enterprise Income Tax law. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority on June 17, 2009, and thus became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also granted software enterprise status in September 2008 and was further approved by the local tax authority on May 19, 2010 to become qualified to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Qualified software enterprise status is subject to annual review.
In addition to the enterprise income tax, our subsidiaries and consolidated variable interest entities in China are also subject to business tax and related surcharges by various local tax authorities at rates of 5% to 5.55% on revenues or 8.5% to 9.5% on gross profits (the balance of revenues after deducting cost of sales) generated from providing advertising services.
Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries to non-PRC entities that are attributable to profits earned on or after January 1, 2008, are subject to a withholding tax. This withholding tax may be as high as 20%, although under the detailed implementation rules promulgated by the PRC tax authorities, the effective withholding tax is currently 10%, unless otherwise reduced or exempted by treaties or applicable PRC law.
Dividends of PRC subsidiaries that are directly held by Hong Kong entities may benefit from a reduced withholding tax rate of 5% pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, subject to the approval from the competent local branch of the State Administration of Taxation in accordance with the Administrative Measures on Tax Treaty Treatment of Nonresidents (Trial) and other relevant tax rules. Our Hong Kong subsidiaries have not sought approval for such preferential withholding tax rate, given that no dividends have been paid by their respective PRC subsidiaries. Our current holding structure does not allow us to receive any further relief from tax treaties or arrangements. Dividend payments are not subject to tax in Hong Kong, Macau, the British Virgin Islands or the Cayman Islands.

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
Revenue Recognition
We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales-related taxes.
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
We have multiple-element arrangements that have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate, provision of consulting services and/or subscriptions for the CRIC system. We have determined that the commission rate for the primary real estate services under these multiple element arrangements has been at fair value. As such, the fixed arrangement fees associated with the consulting services and/or subscriptions for the CRIC system have been recognized in accordance with the preceding paragraph.
We generate real estate online services revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on its websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. We also generate advertising revenues from outsourcing certain regional sites for a fixed period of time to local hosting partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract.
We generate revenues from real estate advertising design services. We recognize the revenue derived from real estate advertising design services ratably over the specified contract period ranging from three to twelve months. We also provide advertising resale services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. We recognize advertising sales revenues on a gross basis because we act as principal and are the primary obligator in the arrangement.
We also generate revenues from promotional event services, which are recognized when such services are rendered, assuming all other revenue recognition criteria have been met.
We generate revenues from real estate fund management fees, performance fees and allocations. Real estate fund management fees are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. Performance fees and allocations represent the preferential allocations of profits, or carried interest, that are a component of our general partnership interests in the real estate funds. We are entitled to an additional return from the investment fund in the event investors in the fund achieve cumulative investment returns in excess of a specified amount. We record the additional return from these carried interests as revenue at the end of the contract year.
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
The analysis involves estimates and assumptions that are inherently subjective. The nature and size of each of our variable interests may require us to perform various analyses including, for example, of the potential magnitude of our variable interest in the entity, whether or not the equity at risk of the potential variable interest entity is sufficient and whether or not we are the primary beneficiary. Estimates made in performing such analyses include estimates of the fair value of the developer client’s equity at risk, expected sales prices of the properties under development, profit margins of the development project, length of time required to complete the project and the associated property sales, discount rates and the probabilities of various scenarios occurring. To date, we have not consolidated any of the developer clients as a result of providing these customer deposits. However, the use of different estimates or assumptions, could have caused us to reach different conclusions as to whether or not the developer clients are variable interest entities and, if so, whether or not we are the primary beneficiary and are required to consolidate these developer clients.
Share-Based Compensation
We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation cost in 2008, 2009 and 2010 was $4.6 million, $11.9 million and $27.0 million, respectively.
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

No goodwill impairment was recognized during the year ended December 31, 2010 after we performed an annual goodwill impairment test as of December 31, 2010. As of December 31, 2010, the carrying value of goodwill was primarily attributable to our real estate online services reporting unit due to CRIC’s acquisition of COHT, which had operated SINA’s real estate online business. We may incur goodwill impairment charges in the future, although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
Income Taxes
We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future taxes payable in our significant tax jurisdictions. The largest components of our deferred tax assets are accrued salary expenses deductible when payment is made and operating loss carryforwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we establish a valuation allowance to offset the deferred tax assets. As of December 31, 2010, we recognized a valuation allowance against deferred tax assets of $0.2 million. If we subsequently determine that all or a portion of the carryforwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.
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

	For the Years Ended December 31,
	2008	2009	2010
Consolidated Statement of Operations Data:
Revenues	154,487	299,538	356,525
Cost of revenues	(31,856)	(70,343)	(104,846)
Selling, general and administrative expenses	(77,197)	(125,721)	(198,425)
Gain from settlement of pre-existing relationship	—	2,101	—

Income from operations	45,434	105,575	53,254
Interest expense	(2,420)	(216)	—
Interest income	3,063	1,039	2,808
Other income, net	1,970	8,780	5,589

Income before taxes, equity in affiliates and non-controlling interest	48,047	115,178	61,651
Income tax expenses	(8,713)	(19,924)	(12,696)

Income before equity in affiliates and non-controlling interest	39,334	95,254	48,955
Income from equity in affiliates	154	22,128	(279)

Net income	39,488	117,382	48,676
Less: Net income (loss) attributable to non-controlling interest	(88)	17,104	12,522

Net income attributable to E-House shareholders	39,576	100,278	36,154

Segment Information
We had seven operating segments as of December 31, 2010: (1) primary real estate agency services; (2) secondary real estate brokerage services; (3) real estate information and consulting services; (4) real estate online services; (5) real estate advertising services; (6) promotional events services; and (7) real estate fund management. We provide real estate consulting, information, online, advertising and promotional event services through CRIC, our majority-owned subsidiary.
In 2008, we had five operating segments: (1) primary real estate agency services, (2) secondary real estate brokerage services, (3) real estate information and consulting services, (4) real estate advertising services and (5) real estate fund management. Our chief operating decision maker did not view the results of our real estate information and consulting services business separately when assessing our performance at that time. We began offering real estate advertising services in 2008 through Tian Zhuo. This service line experienced rapid growth in 2009 and, thus, was reviewed separately by our chief operating decision maker and separated from the primary real estate agency services and secondary real estate brokerage services segments. CRIC acquired COHT, which had operated SINA’s real estate online business, concurrent with its initial public offering in October 2009. Real estate online services were then reviewed separately by our chief operating decision maker and reported as a separate segment. The promotional events services segment started as a result of our acquisition of a promotional events provider in the second quarter of 2010.
In 2010, our real estate advertising services, promotional events services and real estate fund management segments did not meet the significance threshold for separate disclosure and have been consolidated and classified in “other services”. We have reclassified our segment information for 2008 and 2009 to be consistent with our segment information for 2010. These five reportable operating segments accounted for 48.5%, 5.9%, 21.1%, 18.7% and 5.8%, respectively, of our total revenues in 2010. Evergrande was our largest customer in 2010, accounting for over 10% of our total revenues for the year.

			Real estate
		Secondary	information
	Primary real	real estate	and	Real estate
	estate agency	brokerage	consulting	online	Other	Non-
2010	services	services	services	services	services	allocated	Total
	$	$	$	$	$	$	$
Revenues	173,081,747	20,892,641	75,110,282	66,804,671	20,635,786	—	356,525,127
Cost of revenues	(62,946,388)	(890,545)	(3,016,516)	(26,361,391)	(11,631,655)	—	(104,846,495)
Selling general and administrative expenses	(46,975,421)	(29,429,044)	(35,214,081)	(54,741,152)	(8,978,057)	(23,087,167)	(198,424,922)

Income (loss) from operations	63,159,938	(9,426,948)	36,879,685	(14,297,872)	26,074	(23,087,167)	53,253,710
Interest income	1,035,826	35,213	1,156,337	286,154	114,293	180,008	2,807,831
Other income (expense), net	1,845,960	195,509	2,360,398	(22,831)	726,952	483,181	5,589,169

Income (loss) before taxes and equity in affiliates	66,041,724	(9,196,226)	40,396,420	(14,034,549)	867,319	(22,423,978)	61,650,710
Income tax benefit (expense)	(9,987,481)	334,285	(2,911,786)	455,815	(587,067)	—	(12,696,234)

Income (loss) before equity in affiliates	56,054,243	(8,861,941)	37,484,634	(13,578,734)	280,252	(22,423,978)	48,954,476
Loss from equity in affiliates	(2,277)	—	(271,300)	(5,085)	—	—	(278,662)

Net income (loss)	56,051,966	(8,861,941)	37,213,334	(13,583,819)	280,252	(22,423,978)	48,675,814

			Real estate
	Primary	Secondary	information
	real estate	real estate	and	Real estate
	agency	brokerage	consulting	online	Other	Non-
2009	services	services	services	services	services	allocated	Total
	$	$	$	$	$	$	$
Revenues	183,154,000	28,447,714	61,707,295	13,829,937	12,399,710	—	299,538,656
Cost of revenues	(55,655,737)	(1,877,546)	(1,865,697)	(4,930,280)	(6,014,185)	—	(70,343,445)
Selling general and administrative expenses	(47,241,533)	(26,123,163)	(22,723,019)	(11,359,944)	(6,338,251)	(11,935,269)	(125,721,179)
Gain from settlement of preexisting relationship	—	—	2,100,832	—	—	—	2,100,832

Income (loss) from operations	80,256,730	447,005	39,219,411	(2,460,287)	47,274	(11,935,269)	105,574,864
Interest expenses	—	—	—	—	—	(215,854)	(215,854)
Interest income	591,772	29,130	166,521	23,722	29,557	198,087	1,038,789
Other income(expense), net	1,842,672	279,030	2,481,451	5,814	(1,810)	4,173,213	8,780,370

Income (loss) before taxes and equity in affiliates	82,691,174	755,165	41,867,383	(2,430,751)	75,021	(7,779,823)	115,178,169
Income tax benefit (expense)	(15,981,753)	2,204,395	(6,710,032)	957,085	(393,776)	—	(19,924,081)

Income (loss) before equity in affiliates	66,709,421	2,959,560	35,157,351	(1,473,666)	(318,755)	(7,779,823)	95,254,088
Income from equity in affiliates	112,628	—	—	22,015,607	—	—	22,128,235

Net income (loss)	66,822,049	2,959,560	35,157,351	20,541,941	(318,755)	(7,779,823)	117,382,323

			Real estate
		Secondary	information
	Primary real	real estate	and
	estate agency	brokerage	consulting		Non-
2008	services	services	services	Other services	allocated	Total
	$	$	$	$	$	$
Revenues	88,601,982	14,836,943	49,116,061	1,932,469	—	154,487,455
Cost of revenues	(27,232,660)	(1,725,941)	(2,855,398)	(41,849)	—	(31,855,848)
Selling, general and administrative expenses	(34,075,314)	(20,209,062)	(13,776,504)	(2,329,020)	(6,807,731)	(77,197,631)

Income (loss) from operations	27,294,008	(7,098,060)	32,484,159	(438,400)	(6,807,731)	45,433,976
Interest expenses	—	—	—	—	(2,420,468)	(2,420,468)
Interest income	551,576	30,475	415,512	8,152	2,056,798	3,062,513
Other income (expense), net	1,422,744	22,483	(1,323,858)	—	1,849,112	1,970,481

Income (loss) before taxes and equity in affiliates	29,268,328	(7,045,102)	31,575,813	(430,248)	(5,322,289)	48,046,502
Income tax benefit (expense)	(4,153,861)	52,535	(4,917,503)	306,271	—	(8,712,558)

Income (loss) before equity in affiliates	25,114,467	(6,992,567)	26,658,310	(123,977)	(5,322,289)	39,333,944
Income from equity in affiliates	—	—	—	—	153,700	153,700

Net income (loss)	25,114,467	(6,992,567)	26,658,310	(123,977)	(5,168,589)	39,487,644

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Revenues. Our total revenues increased by 19% from $299.5 million in 2009 to $356.5 million in 2010 primarily due to the reasons discussed below.
•
Primary Real Estate Agency Services. Revenues from our primary real estate agency services decreased by 5% from $183.2 million in 2009 to $173.1 million in 2010. This decrease was primarily due to a decrease in the average commission rate from 1.4% in 2009 to 1.1% in 2010.

•
Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services decreased by 27% from $28.4 million in 2009 to $20.9 million in 2010. This decrease was primarily due to lower secondary real estate transaction volume as a result of government policies to discourage real estate transactions.

•
Real Estate Information and Consulting Services. Revenues from real estate information and consulting services increased by 22% from $61.7 million in 2009 to $75.1 million in 2010. The increase was primarily due to an increased number of subscribers to the CRIC database and more demand for the CRIC’s customized real estate reports in 2010.

•
Real Estate Online Services. Revenues from real estate online services increased by 383% from $13.8 million in 2009 to $66.8 million in 2010, mainly due to substantial gains in market share in all major cities after CRIC acquired its online business in October 2009.

•
Other Services. Revenues from other services, including real estate advertising services, promotional event services and real estate fund management, increased by 66% from $12.4 million in 2009 to $20.6 million in 2010. The increase was attributable to growth in real estate fund management as well as revenues contributed by Shanghai Dehu, a real estate promotional event provider that we acquired in the second quarter of 2010.

Cost of Revenues. Our cost of revenues increased by 49% from $70.3 million in 2009 to $104.8 million in 2010. Cost of revenues for full year 2010 included $26.4 million attributable to CRIC’s online services, while the remaining cost of revenues was $78.4 million, an increase of 20% from $65.4 million for full year 2009 on the same basis. The increases were mainly due to higher salaries paid to our sales staff in primary real estate agency services and costs associated with the real estate promotional event service provider we acquired in the second quarter of 2010.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 58% from $125.7 million in 2009 to $198.4 million in 2010. This increase was primarily due to increases in (1) salary, commission, bonus and travel expenses associated with CRIC’s real estate information and consulting services and (2) share-based compensation expenses, partially offset by a decrease in bonus accruals for our primary real estate agency services.
•
Primary Real Estate Agency Services. Selling, general and administrative expenses for our primary real estate agency services decreased by 1% from $47.2 million in 2009 to $47.0 million in 2010 which is consistent with the decrease of the primary real estate agency services revenue in 2010.

•
Secondary Real Estate Brokerage Services. Selling, general and administrative expenses for our secondary real estate brokerage services increased by 13% from $26.1 million in 2009 to $29.4 million in 2010. This increase was primarily due to an increase in staff salaries as a result of our larger staff size and an increase in rental expenses as a result of an increase in the number of our secondary real estate brokerage stores during the year ended December 31, 2010.

•
Real Estate Information and Consulting Services. Selling, general and administrative expense for our real estate information and consulting services increased by 55% from $22.7 million in 2009 to $35.2 million in 2010, mainly due to salary, commission, bonus, consultant and travel expenses associated with the expansion of our real estate information and consulting services.

•
Real Estate Online Services. CRIC acquired COHT, the entity which had operated SINA’s real estate online business, in October 2009. $11.4 million of our selling, general and administrative expenses in 2009 was attributable to the acquired real estate online business in the fourth quarter of 2009 as compared to $54.7 million in full year 2010.

•
Other Services. Selling, general and administrative expense for our other services increased from $6.3 million to $9.0 million, primarily due to selling, general and administrative expenses associated with the real estate promotional event provider we acquired in the second quarter of 2010.

Income from Operations. As a result of the foregoing, our income from operations decreased by 50% from $105.6 million in 2009 to $53.3 million in 2010.
Net Income. As a result of the foregoing, our net income decreased by 59% from $117.4 million in 2009 to $48.7 million in 2010.
Net Income Attributable to Non-controlling Interest. As of December 31, 2009, E-House Holdings held a 52.17% equity interest in CRIC and net income attributable to non-controlling interests in 2009 was $17.1 million. As of December 31, 2010, E-House Holdings held a 52.8% equity interest in CRIC. As a result of the significant drop in CRIC net income in 2010, net income attributable to non-controlling interests was $12.5 million, a decrease of 27% from 2009.
Net Income Attributable to E-House Shareholders. Full-year 2010 net income attributable to E-House shareholders was $36.2 million, or $0.44 per diluted ADS, as compared to $100.3 million, or $1.25 per diluted ADS for 2009.
Income Tax Expenses. Our income tax expenses decreased by 36% from $19.9 million in 2009 to $12.7 million in 2010. This decrease was primarily due to the decrease in our income before taxes and a tax refund of $4.3 million relating to 2009, issued to Shanghai CRIC following its qualification as a software enterprise rendering it exempt from 2009 income taxes, which was recognized as an income tax benefit in 2010, when the qualification was confirmed retroactively.
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

•
Other Services. Revenues from other services, including real estate advertising services and real estate fund management increased substantially from $1.9 million in 2008 to $12.4 million in 2009. The increase in revenues was primarily attributable to wider acceptance and brand recognition of CRIC’s advertising design services and our launch of advertising resale services in 2009.

Cost of Revenues. Our cost of revenues increased by 121% from $31.9 million in 2008 to $70.3 million in 2009. This increase was primarily due to higher salaries and commissions paid to our sales staff as a result of the higher transaction volume and value of new properties sold and a higher agency fee paid for signing new primary real estate projects. The expansion of our real estate advertising services also contributed to the increase in cost of revenues due to the additional cost of purchasing advertising spaces for resale.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 63% from $77.2 million in 2008 to $125.7 million in 2009. This increase was primarily due to an increase in bonuses tied to our performance in 2009 and higher share-based compensation expense as a result of CRIC share options granted in 2009.
•
Primary Real Estate Agency Services. Selling, general and administrative expenses for our primary real estate agency services increased by 39% from $34.1 million in 2008 to $47.2 million in 2009. This increase was primarily due to an increase of $10.0 million in bonuses tied to our performance in 2009 and an increase of $6.6 million in allowance for doubtful accounts in 2009, partially offset by a decrease of $2.3 million in marketing expenses in 2009.

•
Secondary Real Estate Brokerage Services. Selling, general and administrative expenses for our secondary real estate brokerage services increased by 29% from $20.2 million in 2008 to $26.1 million in 2009. This increase was primarily due to an increase in staff salaries and commissions by $4.7 million as a result of our larger number of staff and higher transaction volume and an increase by $1.4 million in bonuses tied to our company’s performance in 2009.

•
Real Estate Information and Consulting Services. Selling, general and administrative expense for our real estate information and consulting services increased by 65% from $13.8 million in 2008 to $22.7 million in 2009, mainly due to higher salaries and rental and office expenses associated with an expansion of our operations.

•
Real Estate Online Services. CRIC acquired COHT, the entity which had operated SINA’s real estate online business, in October 2009. $11.4 million of our selling, general and administrative expenses in 2009 was attributable to the acquired real estate online business.

•
Other Services. Selling, general and administrative expenses for our other services increased by 173% from $2.3 million in 2008 to $6.3 million in 2009, mainly due to higher salaries and rental expenses associated with increased personnel and office space associated with our real estate advertising services.

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
Income from equity in Affiliates. We previously held a 34% equity interest in COHT. This interest was re-measured to its fair value in connection with the acquisition of the remaining 66% equity interest in COHT in October 2009, with the excess of fair value over the carrying amount of such 34% interest recognized as a gain of $21.5 million.
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
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for February 2009, 2010 and 2011 were a decrease of 1.6%, an increase of 2.7% and an increase of 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
Impact of Foreign Currency Fluctuation
See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”
Impact of Governmental Policies
See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our business may be materially and adversely affected by government measures aimed at China’s real estate industry,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

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
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2008	2009	2010
	(in thousands of $)
Net cash provided by operating activities	77,973	129,101	32,460
Net cash (used in) provided by investing activities	(26,455)	1,913	(18,886)
Net cash provided by (used in) financing activities	70,037	191,229	(25,847)
Net increase (decrease) in cash and cash equivalents	124,515	322,399	(4,244)
Cash and cash equivalents at beginning of the period	101,148	225,663	548,062
Cash and cash equivalents at end of the period	225,663	548,062	543,818
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
Net cash provided by operating activities was $32.5 million in 2010, mainly due to net income of $49.0 million before equity in affiliates and non-controlling interest, increases of $6.6 million in payroll payable, $6.8 million in income tax and other tax payables and $10.8 million in other payables and current liabilities, partially offset by increases of $50.6 million in customer deposits, $27.0 million in accounts receivable, $15.9 million in marketable securities and $8.5 million in deferred taxes. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2010 were $5.7 million in allowance for doubtful accounts, $27.0 million in share-based compensation and $26.4 million in depreciation and amortization.
Net cash provided by operating activities was $129.1 million in 2009, mainly due to net income of $95.3 million before equity in affiliates and non-controlling interest, a decrease in our customer deposits by $32.8 million, an increase in income tax and other tax payables by $25.9 million in aggregate as a result of a higher profit before tax in 2009, and an increase in our accrued payroll and welfare expenses by $19.5 million as a result of higher accruals of year-end bonuses tied to our performance in 2009, partially offset by a decrease in deposits payable by $39.2 million and an increase in our accounts receivable by $37.8 million as a result of an increase in our revenues. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2009 were $13.9 million in allowance for doubtful accounts, $11.9 million in share-based compensation, $10.2 million in depreciation and amortization and a $2.1 million gain from settlement of pre-existing relationship.

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
Net cash used in investing activities was $18.9 million in 2010, primarily due to a $4.5 million prepayment for acquisition, a $9.9 million payment for the investment in affiliates and a $10.6 million payment for the purchase of property and equipment, partially offset by proceeds of $7.1 million from the sale of property.
Net cash provided by investing activities was $1.9 million in 2009, primarily due to proceeds from sale of property held for sale of $4.6 million and $11.6 million cash received from COHT upon completion of our acquisition of the remaining 66% equity interest in this entity, partially offset by the payment of $8.4 million for acquisition of Guangzhou Integrated Residential Building Industry Facility Co., Ltd., or Guangzhou Integrated, Shenzhen Fangyou Software Technology Co., Ltd. and Portal Overseas Limited, and payment of $5.8 million for purchasing property and equipment.
Net cash used in investing activities was $26.5 million in 2008, primarily due to a $2.5 million payment to purchase a 34% equity interest in COHT, a $4.5 million payment to purchase a 100% equity interest in Guangzhou Integrated and payment of $20.8 million for purchases of property and equipment. Of this $20.8 million, $7.8 million was paid toward a property that we intend to use as an office building and another $7.8 million was paid as an advance payment for residential and office properties to be held for sale.
Financing Activities
Our financing activities primarily consist of capital contributions, our initial public offering in August 2007, our follow-on offering in February 2008, the initial public offering of our subsidiary CRIC in October 2009, share repurchases, borrowings from commercial banks and dividends paid to ordinary shareholders.
Net cash used in financing activities amounted to $25.8 million in 2010 primarily due to the payment of $20.1 million in cash dividends to E-House shareholders and the payment of $12.9 million to purchase ordinary shares in CRIC from the public market, partially offset by a contribution from non-controlling interests of $4.1 million and proceeds of $3.0 million from the exercise of options.
Net cash provided by financing activities amounted to $191.2 million in 2009 primarily due to the net offering proceeds of $224.8 million from CRIC’s initial public offering, partially offset by the payment of $37.3 million to purchase 3,033,333 ordinary shares in CRIC held by Modern Information Ltd.
Net cash provided by financing activities was $70.0 million in 2008, primarily due to the $97.5 million in net proceeds from our follow-on offering and $42.5 million in proceeds from a bank loan. These cash inflows were partially offset by our repayment of $27.4 million in bank loans, payment of $22.7 million into a dollar denominated deposit account used as collateral for the $42.5 million RMB-denominated loan and the repurchase of 2,848,278 of our ordinary shares in the open market for $19.2 million.
As of December 31, 2010, we had $550.8 million in cash and restricted cash, and no short-term borrowings, resulting in a liquid assets balance of $550.8 million, compared with $556.1 million at the end of 2009. We hold our cash and cash equivalents in interest-bearing U.S. dollar, HKD and RMB-denominated accounts at registered banks and AAA-rated money market funds.

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
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency—dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. These controls have not had a material adverse impact on our ability to meet our cash obligations and we do not expect them to have a material adverse impact in the future.
C. Research and Development, Patents and Licenses, etc.
Research and Development
As of December 31, 2010, we had 2,266 employees who conduct research and provide training. Most of these employees are at CRIC and our E-House Research and Training Institute. The E-House Research and Training Institute is associated with East China Normal University and Shanghai University and is located on the campus of Shanghai University. In addition to providing training, our research staff support all of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.
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
We currently have the “” and “” registered trademarks in China. We have also applied for the registration of the trademarks “” and “E-House.” We have registered our domain names, www.ehousechina.com, www.1fang.com, www.cityrehouse.com.cn and www.yiju.org with the China Internet Network Information Center.

CRIC, our subsidiary, has the “leju” and “” registered trademarks in China. CRIC has also applied to register the trademarks “CRIC” and “” in China. CRIC has registered its domain names, www.cric2009.com, www.dichan.com, www.fangyou.com and www.leju.com, with the China Internet Network Information Center. CRIC holds copyright registrations in China that cover the CRIC system’s core software. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license the CRIC system’s software, are protected in accordance with the Regulations on the Protection of Computer Software and other relevant laws and regulations of the PRC. CRIC has obtained a software copyright certificate covering the CRIC system’s core software, which provides enhanced intellectual property protection under PRC law.
As part of CRIC’s acquisition of SINA’s real estate online business in October 2009, an affiliate of SINA granted us an exclusive license to use domain names, including house.sina.com.cn and jiaju.sina.com.cn, among others, in connection with our real estate Internet operations in China. In addition, this affiliate of SINA granted us a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks. In addition, as part of CRIC’s strategic cooperation with Baidu, we obtain the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing, including among others, house.baidu.com, leju.baidu.com and jiaju.baidu.com.
While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
		Less than			More than
	Total	1-year	1-3 year	3-5 year	5 years
	(in thousands of $)
Operating lease obligations	38,547	13,363	15,693	2,079	7,412

Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services storefronts.
In addition, we have a contractual obligation to pay Baidu $7.5 million each year from 2010 through 2013 for the exclusive right to build and operate the Baidu real estate channels in 2010 through 2014.
We had an investment commitment of RMB65 million ($9.8 million) to the Shengyuan Center, half of which was paid in February 2010. The remaining half is payable on or about July 15, 2011.

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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	43	Executive Chairman
Jianjun Zang	43	Director and Acting Chief Executive Officer
Neil Nanpeng Shen	43	Director
Canhao Huang	53	Director
Bing Xiang	48	Independent Director
Hongchao Zhu	51	Independent Director
May Wu	43	Independent Director
Jeffrey Zhijie Zeng	42	Independent Director
Yunchang Gu	67	Independent Director
Li-Lan Cheng	46	Chief Financial Officer

Mr. Xin Zhou is one of the co-founders of our company and has served as our chairman since 2003. Mr. Zhou served as our chief executive officer from 2003 to 2009. Mr. Zhou has over 17 years of experience in China’s real estate industry. From 1997 to 2003, he served as a director and the general manager of Shanghai Real Estate Exchange Co., Ltd., and as the deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou also served as the chairman and general manager of Shanghai Wanxin Real Estate Investments Consulting Ltd. from 1994 and 1997. In recognition of his contribution to the development of real estate marketing, brokerage and circulation area in Shanghai and elsewhere in China, Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Circulation Industry” in 2005, and named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission. Mr. Zhou currently serves as the acting chairman of the Real Estate Broker Professional Committee of the China Real Estate Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University.
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
Mr. Neil Nanpeng Shen has served as our director since January 2005. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China, and Ctrip.com International, Ltd., or Ctrip, the largest travel consolidator in China, both listed on NASDAQ. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of China Real Estate Information Corporation, a leading provider of real estate information, consulting and online services in China listed on NASDAQ, a director of American Dairy, Inc., an infant milk company listed on the NYSE, a director of Peak Sport Products Co., a sportswear company listed on the Hong Kong Stock Exchange, a director of China Nuokang Bio-Pharmaceutical Inc., a biopharmaceutical company listed on NASDAQ, the chairman of Mecox Lane Limited, an operator of online platform for apparel and accessories listed on NASDAQ, a director of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ, and a director of Qihoo 360 Technology Co. Ltd., an Internet company listed on NYSE. Mr. Shen is also an independent director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on NASDAQ, and serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.
Mr. Canhao Huang has served as our director since April 2006. Mr. Huang was the head of operations from September 2007 to December 2009. He served as a vice president from 2000 to September 2007. Prior to that, Mr. Huang was a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000.
Mr. Bing Xiang has served as our independent director since August 2007. Mr. Xiang is an independent director of LDK Solar Co., Ltd., a producer of solar wafers listed on the NYSE, Perfect World Co., Ltd., an online game developer and operator listed on NASDAQ, and HC International, Inc., Dan Form Holdings Co., Ltd., Enerchina Holdings Ltd., Sinolink Worldwide Holdings Ltd., China Dongxiang (Group) Co., Ltd. and Little Sheep Group Ltd., all listed on Hong Kong Stock Exchange, and Shaanxi Qinchuan Machinery Development Co., Ltd., a company listed on Shenzhen Stock Exchange. Mr. Xiang is a Professor of accounting and Dean at the Cheung Kong Graduate School of Business. Prior to that, Mr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China-Europe International Business School. Mr. Xiang holds a bachelor’s degree from the Xi’an University of Transportation and a Ph.D. degree in accounting from the University of Alberta.
Mr. Hongchao Zhu has served as our independent director since August 2007. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is guest professor of East China University of Political Science and Law and Shanghai Institue of Foreign Trade, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. He is a legal adviser to Overseas Chinese Affairs Office of PRC State Council. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received both his master’s and bachelor’s degrees in law from Fudan University in Shanghai, China.

Ms. May Wu has served as our independent director since April 2008. She has been the chief strategy officer of Home Inns & Hotels Management Inc., a company listed on NASDAQ since April 2010. She served as Home Inns’ chief financial officer from May 2006 to April 2010, and senior vice president of finance from March to May 2006. Prior to joining Home Inns, Ms. Wu was a first vice president at Schroder Investment Management, North America Inc. from 2005 to March 2006, and a vice president from 2003 to 2004. She was responsible for investment research and management for various funds specializing in the consumer and services sectors. From 1998 to 2002, Ms. Wu was an equity research analyst at JP Morgan Asset Management where she also served as a vice president from 2000 to 2002. Ms. Wu is an independent director and member of the audit committee of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE, and is an independent director and the chairwoman of the audit committee of Noah Holdings Limited, an independent wealth management service provider listed on the NYSE. Ms. Wu holds a bachelor’s degree from Fudan University in China, a master’s degree from Brooklyn College at the City University of New York and an MBA degree from the J.L. Kellogg Graduate School of Management at Northwestern University.
Mr. Jeffrey Zhijie Zeng has served as our independent director since August 2008. Mr. Zeng is the senior managing director of CITIC Capital Holdings Limited, and the general manager and managing partner of Kaixin Investment, a venture capital fund jointly founded by China Development Bank and CITIC Capital in May 2008. Mr. Zeng also serves as the chairman of China Special Article Logistics Company. He had previously served as managing director of Walden International, a global venture capital firm, for which he was mainly responsible for venture investments in China from 2001 to 2008. Prior to joining Walden International, Mr. Zeng worked for CITIC Pacific Ltd. in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Presently, Mr. Zeng serves as a director or independent director of AutoNavi Holdings Limited, a provider of digital map content and navigation and location-based solutions listed on NASDAQ, Vimicro International Corporation, a fabless semiconductor company listed on NASDAQ, Chinasoft International Ltd, a company listed on the Hong Kong Stock Exchange and Shanghai AJ Corporation, a company listed on the Shanghai Stock Exchange. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng also serves as co-chairman of the Venture Capital Association of Investment of Association of China, the executive director of AHMA China branch and board member of WRSACC 2005 Committee. Mr. Zeng holds a bachelor’s degree in economics from the University of Nagasaki, Japan and a master’s degree in management from Stanford University.
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
Mr. Li-Lan Cheng has served as our chief financial officer since November 2006. Prior to joining us, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a real estate Internet company in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director and the chairman of the audit committee of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE, and an independent director and member of the audit committee of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).
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
B. Compensation of Directors and Executive Officers
For the year ended December 31, 2010, we paid an aggregate of approximately RMB8.0 million ($1.2 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.
E-House Share Incentive Plan
We adopted a share incentive plan, or the E-House Plan, in 2006 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The E-House Plan was amended and restated on October 16, 2008. The E-House Plan permits us to grant three types of awards: stock options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued pursuant to all awards under the E-House Plan shall be 5% of our total outstanding shares on an as-converted basis as of the effective date of the E-House Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the E-House Plan, as a result of which the additional shares reserved under the E-House Plan as of each applicable anniversary shall equal 5% of our then total outstanding shares. Notwithstanding the foregoing, on the effective date of the E-House Plan and each of the third, sixth and ninth anniversary of the effective date of the E-House Plan, no more than two million incentive share options may be issued until the next applicable anniversary. Accordingly, on July 16, 2010, the third anniversary of the effective date of the E-House Plan, we increased the number of ordinary shares authorized for issuance under the E-House Plan by 4,013,619, which was registered on a registration statement on Form S-8 with the SEC.
We have granted to certain of our directors, executive officers and employees restricted shares and options to purchase ordinary shares of our company as described below. As of March 31, 2011, the aggregate number of ordinary shares underlying outstanding options granted under the E-House Plan is 1,364,746 and the aggregated number of outstanding restricted shares granted under the E-House Plan is 1,593,701. The following table summarizes, as of March 31, 2011, the options and restricted shares granted under the E-House Plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

	Ordinary
	Underlying	Exercise
	Options/Restricted	Price(2)	Date of	Date of
Name	Shares	($/Share)	Grant	Expiration
Jianjun Zang	40,000	5.37	April 15, 2008	April 14, 2018
	80,000	N/A	December 21, 2009	N/A
	80,000	N/A	November 24, 2010	N/A
Neil Nanpeng Shen	40,000	5.50	March 9, 2007	March 8, 2017
	20,000	5.37	April 15, 2008	April 14, 2018
	10,000	N/A	December 21, 2009	N/A
	10,000	N/A	November 24, 2010	N/A
Bing Xiang	40,000	5.50	March 9, 2007	March 8, 2017
	20,000	5.37	April 15, 2008	April 14, 2018
	10,000	N/A	December 21, 2009	N/A
	10,000	N/A	November 24, 2010	N/A

	Ordinary
	Underlying		Exercise
	Options/Restricted		Price(2)	Date of	Date of
Name	Shares		($/Share)	Grant	Expiration(4)
Hongchao Zhu	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	10,000		N/A	December 21, 2009	N/A
	10,000		N/A	November 24, 2010	N/A
May Wu	40,000		5.37	April 15, 2008	April 14, 2018
	20,000		5.37	August 3, 2008	August 2, 2018
	15,000		N/A	December 21, 2009	N/A
	15,000		N/A	November 24, 2010	N/A
Jeffrey Zhijie Zeng	40,000		5.37	August 3, 2008	August 2, 2018
	10,000		N/A	December 21, 2009	N/A
	10,000		N/A	November 24, 2010	N/A
Yunchang Gu	40,000		5.37	August 3, 2008	August 2, 2018
	10,000		N/A	December 21, 2009	N/A
	10,000		N/A	November 24, 2010	N/A
Canhao Huang	40,000		5.37	April 15, 2008	April 14, 2018
	50,000		N/A	December 21, 2009	N/A
	60,000		N/A	November 24, 2010	N/A
Li-Lan Cheng	436,364	(1)	3.30	November 28, 2006	N/A
	40,000		5.37	April 15, 2008	April 14, 2018
	80,000		N/A	December 21, 2009	N/A
	60,000		N/A	November 24, 2010	N/A
Other Individuals as a group	3,162,827	(2)(3)	5.37 to 5.50	March 9, 2007 to	March 8, 2017 to
				March 18, 2011	August 2, 2018

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

(3)	As of March 31, 2011, options and restricted shares representing an aggregate of 359,173 ordinary shares previously granted to various individuals have been cancelled.

(4)	Options granted under E-House Plan have a ten-year term from the date of grant, whereas restricted shares are not subject to such a term.
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
CRIC Share Incentive Plan
CRIC Share Incentive Plan. On September 9, 2008, CRIC, our subsidiary, adopted a share incentive plan, or the CRIC Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the subsidiary. The CRIC Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares which may be issued pursuant to all awards under the CRIC Plan shall be 15% of the total outstanding shares of the subsidiary on an as-converted basis as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC Plan, as a result of which the additional shares reserved under the CRIC Plan as of each applicable anniversary shall equal 5% of the then total outstanding shares. We have granted options to purchase ordinary shares of the subsidiary to certain directors, executive officers and employees of the subsidiary as well as some of our directors and officers who have made contributions to the subsidiary. As of March 31, 2011, the aggregate number of ordinary shares of CRIC underlying outstanding options granted under the CRIC Plan is 13,091,244 and the aggregated number of outstanding restricted shares of CRIC granted under the CRIC Plan is 162,500.

The following table summarizes, as of March 31, 2011, the options and restricted shares granted under the CRIC Plan to our directors and senior executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised, if any.

	Ordinary
	Underlying
	Options/Restricted		Exercise Price	Date of	Date of
Name	Shares		($/Share)	Grant	Expiration
Xin Zhou	1,250,000		3.00	January 1, 2009	December 31, 2018
	500,000		0.65	April 23, 2009	April 22, 2015
	150,000		7.02	March 10, 2011	March 9, 2021
Jianjun Zang	25,000		3.00	January 1, 2009	December 31, 2018
	50,000		8.00	September 24, 2009	September 23, 2019
Neil Nanpeng Shen	40,000		8.00	September 24, 2009	September 23, 2019
	25,000		7.02	March 10, 2011	March 9, 2021
Bing Xiang	20,000		8.00	September 24, 2009	September 23, 2019
Hongchao Zhu	20,000		8.00	September 24, 2009	September 23, 2019
May Wu	30,000		8.00	September 24, 2009	September 23, 2019
Jeffrey Zhijie Zeng	20,000		8.00	September 24, 2009	September 23, 2019
Yunchang Gu	20,000		8.00	September 24, 2009	September 23, 2019
Canhao Huang	25,000		3.00	January 1, 2009	December 31, 2018
	50,000		8.00	September 24, 2009	September 23, 2019
Li-Lan Cheng	250,000	(1)	3.00	January 1, 2009	N/A
	50,000	(1)	6.00	July 15, 2009	N/A
Other Individuals as a group	11,725,180		0.64 to 8.00	September 6, 2008	September 5, 2014
				to March 10, 2011	to March 9, 2021

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
In 2010, our board of directors held meetings or passed unanimous written resolution in lieu of meeting eight times.
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
In 2010, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting five times.
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
In 2010, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting once.

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

In 2010, our nominating and corporate governance committee held meetings or passed unanimous written resolutions in lieu of meeting once.
Duties of Directors
Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of our shareholders or the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

D. Employees
We had 6,397, 7,152 and 11,351 employees as of December 31, 2008, 2009 and 2010, respectively. The table sets forth the number of employees by area of business as of December 31, 2010:

	Number of	Percentage of
	Employees	Employees
Corporate Offices	2,052	18%
Research Department	2,266	20%
Sales Staff	7,033	62%

Total	11,351	100%
We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2011, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.
As of March 31, 2011, we had 80,952,556 ordinary shares outstanding, 131,869 of which have been issued to our depositary and reserved for future grants under our share incentive plan and are therefore not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Immediately
	Number	%
Directors and Executive Officers:(1)
Xin Zhou (2)(†)	20,272,100	25.1
Jianjun Zang (3)(†)	2,771,148	3.4
Neil Nanpeng Shen (4)	5,613,756	6.9
Bing Xiang	*	*
Hongchao Zhu	*	*
May Wu	*	*
Jeffrey Zhijie Zeng	*	*
Yunchang Gu	*	*
Canhao Huang (†)	*	*
Li-Lan Cheng	*	*
All Directors and Executive Officers as a Group (†)	26,593,840	32.8
Principal Shareholders:
Orbis Investment Management (B.V.I) Limited and affiliates (5)	15,393,104	19.0
On Chance Inc. (6) (†)	10,294,800	12.7
Jun Heng Investment Limited (7) (†)	9,977,300	12.3
Government of Singapore Investment Corporation Pte Ltd (8)	4,085,184	5.1

*	Less than 1% of our total outstanding shares.

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

(2)
Includes 10,294,800 ordinary shares and 9,977,300 ordinary shares respectively held by On Chance Inc. and Jun Heng Investment Limited, respectively. Each of On Chance Inc. and Jun Heng Investment Limited is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. As a result, Mr. Zhou is deemed to be the beneficial owner of 20,272,100 ordinary shares of our company. Mr. Zhou disclaims beneficial ownership of these 20,272,100 ordinary shares except to the extent of his pecuniary interest therein.

(3)
Represents 2,717,816 ordinary shares held by Jun Heng Investment Limited that is approximately 27.24% owned by Mr. Zang, 26,666 ordinary shares held by Mr. Zang personally as of March 31, 2011 and 26,666 ordinary shares issuable upon exercise of options held by Mr. Zang within 60 days from March 31, 2010.

(4)
Includes 3,750,000 ordinary shares directly held by Smart Create Group Limited, a British Virgin Islands company that is controlled by Mr. Shen, 1,800,423 ordinary shares directly held by Smart Master International Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, 3,333 ordinary shares that Mr. Shen personally held as of March 31, 2011, and 60,000 ordinary shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after March 31, 2011. Mr. Shen, a shareholder of Smart Create Group Limited, has been granted a voting proxy by the other shareholders of Smart Create Group Limited to vote on their behalf. Mr. Shen disclaims beneficial ownership of 3,750,000 ordinary shares directly held by Smart Create Group Limited except to the extent of his pecuniary interest therein. The business address of Mr. Shen is Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(5)
Based on Schedule 13G filed by Orbis Investment Management (B.V.I.) Limited, Orbis Investment Management Limited and Orbis Asset Management Limited on February 14, 2011. Orbis Investment Management (B.V.I.) Limited is a company organized under the laws of the British Virgin Islands. Orbis Investment Management Limited and Orbis Asset Management Limited are companies organized under the laws of Bermuda. The address of their principal business office is 25 Front Street Hamilton, Bermuda HM11.

(6)
On Chance Inc. is a company incorporated in British Virgin Islands and is 95% owned by Xin Zhou. The registered address of On Chance Inc. is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(7)
Jun Heng Investment Limited is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng Investment Limited is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(8)
Based on Schedule 13G filed by Government of Singapore Investment Corporation Pte Ltd on March 2, 2011. The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 2,942,897 securities beneficially owned by it with the Government of Singapore and shares power to vote and dispose of 1,142,287 securities beneficially owned with it with the Monetary Authority of Singapore. The address of its principal business office is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

Immediately following our initial public offering, Xin Zhou held 41.71% of our ordinary shares and as of March 31, 2011, he held 25.1% of our ordinary shares.
None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, 55,348,304 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 131,869 of the 55,348,304 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
The master transaction agreement contains a general release, under which the parties release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement for the initial public offering of CRIC, including in connection with the activities to implement the offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.
Furthermore, under the master transaction agreement, CRIC has agreed to use its reasonable best efforts to use the same independent certified public accounting firm selected by us and to maintain the same fiscal year as we do until our first fiscal year-end occurring after the earlier of (1) the first date when we no longer own at least 20% of the voting power of CRIC’s then outstanding securities and (2) the first date when we cease to be the largest beneficial owner of CRIC’s then outstanding voting securities (without considering holdings by certain institutional investors). This earlier date is referred to as the control ending date herein. CRIC also has agreed to use its reasonable best efforts to complete its audit and provide us with all financial and other information on a timely basis so that we may meet its deadlines for its filing of annual and quarterly financial statements.
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
We also may provide CRIC with additional services that we and CRIC may identify from time to time in the future. We may engage third parties to provide services covered by the offshore transitional service agreement.
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
The price to be paid for the services provided under the offshore transitional service agreement is the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.
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
The price to be paid for the services provided under the onshore transitional service agreement is the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.

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
We have agreed not to compete with CRIC during the non-competition period in the business of providing real estate information and consulting services, real estate advertising services, and operating business-to-business and business-to-consumer Internet websites targeting participants in the real estate industry, as described in the prospectus for CRIC’s initial public offering, anywhere in the world, with the exception of E-House Research and Training Institute, as long as its revenues from third parties do not exceed 5% of our total revenues for the same fiscal year. CRIC has agreed not to compete with us during the non-competition period in the business of primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by us, as described in our periodic filings with the SEC.
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
Consulting and Services Agreement
Under the consulting and services agreement, Shanghai CRIC, as the consulting services provider, agrees that within the service period of ten years commencing on April 1, 2009, it will provide E-House Shanghai and/or its designated PRC affiliated entities with (i) regular real estate information and consulting services in respect of certain real estate projects as specified in the agreement or otherwise agreed upon by Shanghai CRIC and E-House Shanghai from time to time, for which E-House Shanghai and/or the affiliated entities provide real estate agency services, and (ii) special real estate information and consulting services to be separately agreed upon between Shanghai CRIC and E-House Shanghai. Shanghai CRIC and E-House Shanghai shall consult with each other in respect of extension of the service period at least one month prior to the expiration of the service period. Neither party may unilaterally terminate the agreement early except where the other party is in a material breach of the agreement and fails to rectify the breach as required under the agreement.
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
Agreements with CRIC and SINA
In connection with CRIC’s initial public offering and CRIC’s acquisition of SINA’s real estate online business, we entered into a shareholders agreement and registration rights agreement with SINA and CRIC on October 21, 2009.
Shareholders Agreement
Voting requirements with respect to board composition. The shareholders agreement provides that the CRIC’s board of directors shall consist of a maximum of eleven members, of which two will be designated by us and two will be designated by SINA, so long as we or SINA, as the case may be, remains the beneficial owner of at least 20% of the issued and outstanding shares. In the event that we or SINA no longer owns at least 20%, but still owns at least 10%, of the issued and outstanding shares, we or SINA, as the case may be, will have the right to designate only one director to the board. In the event that we or SINA no longer owns at least 10% of the issued and outstanding shares, we or SINA, as the case may be, shall have no right to nominate any director to the board. As long as we own at least 10% of the issued and outstanding shares and hold more shares than are held by SINA, we may, in our discretion, select a director designated by us to serve as the chairman of the board. We agree to vote all our shares or execute proxies or written consents, as the case may be, and take all other necessary action (including causing CRIC to call a general meeting of its shareholders) in order to ensure that the composition of the board is as described above.
Restrictions on transfer. The shareholders agreement provides for certain restrictions on the transfer of shares. For a 180-day lock up period commencing on the date of the shareholders agreement, we could not transfer or grant or allow to be encumbered any lien with respect to any of our shares, except for a transfer to our affiliates or with prior written consent by all other shareholders under the shareholders agreement. Following the lock up period, we may transfer the shares pursuant to Rule 144 under the Securities Act or a firm commitment underwritten public offering registered under the Securities Act, in addition to the two types of transfers permitted in the lock up period. Other than these permitted transfers, we must give a right of first offer to each other shareholder under the shareholders agreement prior to transferring the shares to third parties. We are not allowed to, without the prior written consent of the other party to the shareholders agreement, transfer or grant or allow to be encumbered by any lien that number of shares exceeding in aggregate 10% of CRIC’s share capital in a single transaction or series of transactions to any person other than a financial investor, so long as the other party owns at least 20% of CRIC’s issued and outstanding shares.

Registration Rights Agreement
Demand registration rights. Pursuant to the registration rights agreement, we have the right to demand that CRIC effect a registration covering the offer and sale of the shares, following the date that is 180 days after the date of the registration rights agreement. We are entitled to an aggregate of three such registrations. CRIC, however, is not required prepare and file (1) more than one demand registration statement in any 12-month period, or (2) any demand registration statement within 180 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, CRIC will include in such demand registration, up to the maximum offering size, following the order of priority: (1) the registrable securities that the requesting party proposes to register; (2) the registrable securities that any non-requesting party proposes to register; and (3) any securities CRIC proposes to register and any securities with respect to which any other security holder has requested registration.
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
Loan Guarantee
Our short-term borrowings from commercial banks were guaranteed by Shanghai Jinyue Investment & Development Co., Ltd., a company controlled by our chairman, Mr. Xin Zhou, for 2007 and 2008. We incurred no cost for obtaining such guarantees. The guaranteed borrowings were repaid in 2008.
Transactions with Certain Related Customer, Shareholders, Directors and Affiliates
Transactions with Related Customers
We have provided primary real estate agency services to Shanghai Yueshun Real Estate Development Co., Ltd., a developer client partially owned by Mr. Xin Zhou. Total revenues from such service in 2008, 2009 and 2010 were $321, $102,708 and $7,139, respectively. Accounts receivable balances related to these transactions as of December 31, 2008, 2009 and 2010 were $386,857, $17,146 and $19,447, respectively.
Transactions with Management
As of December 31, 2010, we had a payable balance of $787,500 to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares. See also “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

As of December 31, 2009, we had a payable balance of $1,050,000 to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares.
As of December 31, 2008, we had a payable balance of $475,204 to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares.
Transactions with Affiliates
As of December 31, 2010, we had a payable balance of $4 million to the Fund, an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing the amount received for the proceeds of the disposal of an investment project on behalf of the Fund. This amount was paid in January 2011.
As of December 31, 2010, we had a payable balance of $0.4 million to Shanghai Jinyue Real Estate Development Co., Ltd., an entity of which Mr. Xin Zhou is a director, representing the rental expenses paid by Shanghai Jinyue Real Estate Development Co., Ltd. on behalf of our company.
As of December 31, 2010, we had a payable balance of $6,077 to Shanghai Yueshun Real Estate Development Co., Ltd., an entity partially owned by Mr. Xin Zhou.
As of December 31, 2009, we had a receivable balance of $1,025,157 from the Fund, an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing the deposit payment made on behalf of this entity. The amount was repaid in March 2010.
We had no payable to other related parties as of December 31, 2009.
As of December 31, 2008, we had a receivable balance of $362,217 from E-House Property Investment 1 (China) Limited, an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing the fund management fee that we earned in connection with a primary real estate project. E-House Property Investment 1 (China) Limited contributed 50% of customer deposits paid to our developer client and is entitled to share with us on a 50/50 basis the profits generated from the primary real estate agency services we provided to the developer client. The amount was paid in April 2009.
As of December 31, 2008, we had a payable balance of $146,314 to Shanghai Jinyue Real Estate Development Co., Ltd., an entity of which Mr. Xin Zhou is a director, representing a loan to us. The amount was paid in March 2009.
All of the receivable balances and payable balances stated above were unsecured, interest free and had no fixed repayment term.
Real Estate Investment Fund Management
In January 2008, we formed the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner and receives annual management fees and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, our chairman, and Mr. Neil Nanpeng Shen, our director, invested a total of $28 million in the Fund. They are also among the non-controlling shareholders of the general partner. We have no investment in the Fund. See “Item 4. Information on the Company—B. Business Overview—Our Services—Real Estate Investment Fund Management.” We earned $1 million in management fees from the Fund in each of 2010, 2009 and 2008, which were fully collected in the year when such management fees were earned.
In January 2010, we formed the Center which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as the Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. We had an investment commitment of RMB65 million ($9.6 million) to the Center, half of which was paid in February 2010 and half of which will be paid within one and a half years after the formation of the Center. Mr. Xin Zhou, our executive chairman, had an investment commitment of RMB40 million ($5.9 million) to the Center, half of which was paid in February 2010 and half of which will be paid within one and a half years after the formation of the Center. We earned $1.3 million in management fees from the Center in 2010, which were fully collected in the year when such management fees were earned.

In April 2010, we formed Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner will receive annual management fee and carried interest on a success basis. Mr. Xin Zhou, our executive chairman, had an investment commitment of RMB9 million ($1.4 million) to Shengquan Center, half of which was paid in May 2010. We earned $0.4 million in management fees from Shengquan Center in 2010, which were fully collected in the year when such management fees were earned. We have no investment in Shengquan Center.
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
Agreements that Provide Effective Control over Tian Zhuo
Exclusive Call Option Agreement. Under the exclusive call option agreement dated as of July 20, 2009, among Shanghai CRIC, Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, each of Mr. Xin Zhou and Mr. Xudong Zhu granted an irrevocable and unconditional option to Shanghai CRIC, that entitles Shanghai CRIC or its designated entity or individual to acquire all or part of the equity interests held by him in Tian Zhuo at its sole discretion, to the extent permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Tian Zhuo will be equal to the registered capital of Tian Zhuo, and if there is any limitation imposed by PRC law, the consideration will be the minimum amount as permitted by PRC law. In addition, Tian Zhuo irrevocably granted Shanghai CRIC an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Tian Zhuo. The exercise price for purchasing the assets of Tian Zhuo will be equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai CRIC or any third party designated by Shanghai CRIC.
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
Agreements that Transfer Economic Benefits of Tian Zhuo to CRIC
Consultancy Service Agreement. Pursuant to a consultancy service agreement between Shanghai CRIC and Tian Zhuo dated as of April 1, 2008, Shanghai CRIC provides Tian Zhuo with consulting and related services and is entitled to receive service fees. The term of this consultancy service agreement is ten years, and can be extended by another ten years upon Shanghai CRIC’s request. Without prior written consent of Shanghai CRIC, Tian Zhuo may not enter into any agreement with any third party or otherwise to engage such thirty party to provide services similar to those provided by Shanghai CRIC.
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
Agreements that will Provide Effective Control over Beijing Leju
Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, dated September 29, 2009, each of Mr. Xudong Zhu and Mr. Jun Luo granted an irrevocable and unconditional option to Shanghai SINA Leju, that entitles Shanghai SINA Leju or its designated entity or individual to acquire all or part of the equity interests held by him in Beijing Leju at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Beijing Leju will be equal to the registered capital of Beijing Leju, and if there is any limitation imposed by PRC law that requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Beijing Leju irrevocably and unconditionally granted Shanghai SINA Leju an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Beijing Leju. The exercise price for purchasing the assets of Beijing Leju will be equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai SINA Leju or any third party designated by Shanghai SINA Leju.

Loan Agreement. Under the loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Jun Luo, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million ($1.2 million) to Mr. Xudong Zhu and RMB2 million ($0.3 million) to Mr. Jun Luo, respectively, solely for their purchase of equity interests in Beijing Leju. Under the supplementary agreement to this loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Jun Luo, Shanghai SINA Leju granted an additional interest-free loan of RMB7.2 million ($1.1 million) to Mr. Xudong Zhu and RMB1.8 million ($0.3 million) to Mr. Jun Luo, respectively, solely for the capital increase of Beijing Leju.
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
Equity Pledge Agreement. Under the equity pledge agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, dated September 29, 2009, all of the equity interest in Beijing Leju was pledged to Shanghai SINA Leju to guarantee the performance of the obligations of Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo under the exclusive call option agreement, the loan agreement, the shareholder voting rights proxy agreement and the exclusive technical support agreement. If Mr. Xudong Zhu, Mr. Jun Luo or Beijing Leju breach their respective contractual obligations, Shanghai SINA Leju, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Mr. Xudong Zhu and Mr. Jun Luo shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Beijing Leju without the prior written consent of Shanghai SINA Leju. The equity pledge right enjoyed by Shanghai SINA Leju will expire when Mr. Xudong Zhu, Mr. Jun Luo and Beijing Leju have fully performed their respective obligations under the above agreements.
Memorandum. Under the memorandum among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Jun Luo, the registered capital of Beijing Leju has confirmed to be increased to RMB10 million ($1.5 million) and the relevant clauses with reference to such registered capital in all the above agreements shall be revised accordingly. In addition, according to the memorandum, the increased loan of RMB9 million ($1.4 million) as provided under the supplementary agreement to the loan agreement shall also be secured by the equity pledge agreement.
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
Dividend Policy
We declared and paid dividends to holders of our ordinary shares in the amount of $0.10, $0.07 and $0.08 per share for 2004, 2005 and 2006, respectively. No dividends were declared or paid to holders of our ordinary shares or ADSs for 2007, 2008 and 2009. We paid a cash dividend of $0.25 per ordinary share, or $0.25 per ADS on May 20, 2010 to shareholders of record as of the close of business on April 9, 2010. We will pay a cash dividend of $0.25 per ordinary share, or $0.25 per ADS on or about April 25, 2011 to shareholders of record as of the close of business on April 6, 2011. We will determine future dividend payments based on our future results of operations, cash flow and capital requirements.
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

In 2010, the trading price of our ADSs on the New York Stock Exchange ranged from $13.01 to $21.09 per ADS.
The following table sets forth, for the periods indicated, the high and low trading prices on the New York Stock Exchange for our ADSs.

	Sales Price ($)
	High	Low
2007 (from August 9)	36.45	12.26
2008	28.09	4.00
First quarter	28.09	10.05
Second quarter	18.38	10.32
Third quarter	11.75	6.69
Fourth quarter	8.87	4.00
2009	24.39	5.60
First quarter	8.80	5.60
Second quarter	16.98	7.65
Third quarter	24.39	13.51
Fourth quarter	23.94	16.70
2010	21.09	13.01
First quarter	21.09	15.49
Second quarter	20.65	13.01
Third quarter	20.14	13.94
Fourth quarter	19.28	13.15
October	19.28	16.50
November	17.90	13.15
December	15.38	13.45
2011
First quarter	16.25	10.96
January	16.25	14.03
February	15.05	11.61
March	12.70	10.96
April (through April 15)	13.26	11.85
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
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
Under the Enterprise Income Tax Law, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. If we are treated as a “resident enterprise” for PRC tax purposes, foreign entity holders of our ADSs or ordinary shares which are non-resident enterprises under the Enterprise Income Tax Law may be subject to a 10% PRC withholding tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ADSs or ordinary shares, unless such holders’ jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. See “Item 3. Key Information—D. Risk Factors— Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.”

United States Federal Income Taxation
This discussion describes the material U.S. federal income tax considerations to U.S. Holders (as defined below) of an investment in the ADSs or ordinary shares. This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion does not describe all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, or investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those described below. In addition, this discussion does not describe any non-United States, state, or local tax considerations.
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

Passive Foreign Investment Company Considerations
A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entity will be treated as ownership of stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements
Based on the price of our ADSs and ordinary shares and the composition of our income and assets as reasonably approximated for purposes of applying the PFIC rules, we do not believe that were a PFIC for the taxable year ending 2010. In light of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of our ADSs and ordinary shares may cause us to be or become a PFIC for the current taxable year ended December 31, 2011 or future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we generate from our operations. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.
Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. The discussion below under “Dividends” and “Disposition of the ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes.
Dividends
The gross amount of cash distributions made by us with respect to the ADSs or ordinary shares generally will be includable in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. Treasury guidance indicates that common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. If we are treated as a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. See “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, see “Item 10. Additional Information—Taxation—People’s Republic of China Taxation”, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances.
Disposition of the ADSs or Ordinary Shares
A U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. Holders should consult their tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.
Passive Foreign Investment Company
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares. Under these PFIC rules:
•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
•
the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•
the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, such holder will include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over the holder’s adjusted basis in such ADSs or ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Dividends”) would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and a U.S. Holder holds ADSs, we expect that the mark-to-market election would be available to such U.S. Holder were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” or “QEF” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election. Accordingly, each U.S. Holder should assume that the QEF Election will not be available.
If a U.S. Holder holds ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other form as is required by the U.S. Treasury Department.
U.S. Holders are urged to consult their tax advisor regarding the application of the PFIC rules to their investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
The United States tax compliance rules impose reporting requirements on certain United States investors in connection with holding interests of a non-United States company, including our ADSs or ordinary shares, either directly or through a “foreign financial institution”. These rules also impose penalties if an individual U.S. Holder is required to submit such information to the United States Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the United States Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders are advised to consult their tax advisors regarding the application of the United States information reporting and backup rules to their particular circumstances.

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
Our Internet website is www.ehousechina.com. We make our annual reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2010, we had no outstanding borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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
The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2010, we had RMB or HKD denominated cash balances of $349.9 million and U.S. dollar-denominated cash balances of $200.9 million. Assuming we had converted the U.S. dollar-denominated cash balance of $200.9 million as of December 31, 2010 into RMB at the exchange rate of $1.00 for RMB6.6000 as of December 30, 2010, this cash balance would have been RMB1,326.0 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB1,312.8 million as of December 31, 2010.
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
Fees and Other Payments Made by the Depositary to Us
Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the years ended December 31, 2008, 2009 and 2010, we received approximately $0.8 million, $0.6 million and $0.3 million, respectively, from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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
Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2010, our internal control over financial reporting was effective.
Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that May Wu, Bing Xiang and Jeffrey Zhijie Zeng, members of our audit committee, are audit committee financial experts. Each of Ms. Wu, Mr. Xiang and Mr. Zhijie Zeng are independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Section 10A-3 of the Exchange Act).

ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-144451) and the code is also available on our official website under the investor relations section at ir.ehousechina.com.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2008	2009	2010

Audit fees(1)	1,020,648	1,024,737	1,563,163

Audit-related fees(2)	374,073	969,927	—

Tax fees(3)	22,219	—	—

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
No shares were repurchased during 2010.

We publicly announced a share repurchase plan on March 29, 2011, which plan provides for the repurchase of up to US$50.0 million worth of our ADSs and expires on March 29, 2012.
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

1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008).

4.1
E-House Share Incentive Plan, as amended and restated on October 16, 2008 (incorporated by reference to Exhibit 10.1 from our S-8 registration statement (File No. 333-148058), filed with the Commission on December 23, 2008).

4.2	CRIC Share Incentive Plan adopted as of September 9, 2008 (incorporated by reference to Exhibit 4.2 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009).

4.3
Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008).

4.4
Form of Employment Agreement with the Registrant’s senior executives (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008).

4.5
English translation of Equity Pledge Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu (incorporated by reference to Exhibit 4.5 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.6
English translation of Exclusive Call Option Agreement dated July 20, 2009 between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

Exhibit Number	Description of Document

4.7
English translation of Loan Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009).

4.8
English translation of Loan Agreement, dated September 8, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009).

4.9
English translation of Loan Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Xin Zhou (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.10
English translation of Loan Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou and Xudong Zhu (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.11
English translation of Loan Agreement, dated April 1, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009).

4.12
English translation of Loan Agreement, dated September 8, 2008, between Shanghai Tian Zhuo Advertising Co., Ltd. and Xin Zhou (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009).

4.13
English translation of Shareholder Voting Rights Proxy Agreement, dated July 20, 2009, between Shanghai CRIC Information Technology Co., Ltd., Shanghai Tian Zhuo Advertising Co., Ltd., Xin Zhou and Xudong Zhu (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.14
English translation of Consultancy Service Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009)

4.15
English translation of Exclusive Call Option Agreement dated September 29, 2009 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Visheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.16
English translation of Loan Agreement dated September 29, 2009 between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Jun Luo (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

Exhibit Number	Description of Document

4.17
English translation of Shareholder Voting Rights Proxy Agreement dated September 29, 2009 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Visheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.18
English translation of Equity Pledge Agreement dated September 29, 2009 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Visheng Leju Information Services Co., Ltd., Xudong Zhu and Jun Luo (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.19
English translation of Exclusive Technical Support Agreement dated May 8, 2008 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Visheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.20
Share Purchase Agreement, dated as of July 23, 2009, and Amendment Agreement to the Share Purchase Agreement, dated September 29, 2009, between the Registrant and SINA Corporation (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.21
Shareholders Agreement, dated as of October 21, 2009, by and among the Registrant, E-House (China) Holdings Limited and SINA Corporation (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.22
Registration Rights Agreement, dated as of October 21, 2009, by and among the Registrant, E-House (China) Holdings Limited and SINA Corporation (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.23
Master Transaction Agreement, dated as of July 27, 2009, between the Registrant and E-House (China) Holdings Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.24
Offshore Transitional Services Agreement, dated as of July 27, 2009, between the Registrant and E-House (China) Holdings Limited (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.25
English translation of Onshore Transitional Services Agreement, dated as of July 27, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Real Estate Sales (Group) Co., Ltd. (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.26
Non-Competition Agreement, dated as of July 27, 2009, between the Registrant and E-House (China) Holdings Limited (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

Exhibit Number		Description of Document

4.27
English translation of Consulting and Services Agreement, dated as of June 30, 2009, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Real Estate Sales (Group) Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.28
English translation of Onshore Cooperation Agreement, dated as of August 31, 2009, among Shanghai Real Estate Sales (Group) Co., Ltd., Shanghai CRIC Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

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

Date: April 26, 2011

E-HOUSE (CHINA) HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of E-House (China) Holdings Limited
We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E-House (China) Holdings Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
April 26, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of E-House (China) Holdings Limited
We have audited the internal control over financial reporting of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated April 26, 2011 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai China
April 26, 2011

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share data)

	December 31,
	2009	2010
	$	$
ASSETS
Current assets:
Cash and cash equivalents	548,061,884	543,817,633
Restricted cash	8,056,527	6,985,409
Marketable securities	—	16,564,054
Customer deposits, net of allowance for doubtful accounts of $523,196 and $539,433 at December 31, 2009 and 2010, respectively	38,958,140	90,616,995
Unbilled accounts receivable, net of allowance for doubtful accounts of $12,113,824 and $18,198,012 at December 31, 2009 and 2010, respectively	120,020,485	138,013,483
Accounts receivable, net of allowance for doubtful accounts of $1,162,900 and $98,830 at December 31, 2009 and 2010, respectively	33,452,323	36,101,078
Properties held for sale	3,064,810	4,457,709
Advance payment for properties, current	8,108,299	—
Deferred tax assets	13,337,020	17,284,547
Prepaid expenses and other current assets	18,697,780	22,052,561
Amounts due from related parties	1,042,303	19,447

Total current assets	792,799,571	875,912,916
Property and equipment, net	16,218,641	21,302,787
Intangible assets, net	202,694,693	183,911,765
Investment in affiliates	398,396	10,161,275
Goodwill	452,659,692	453,139,720
Other non-current assets	7,353,787	13,838,062

TOTAL ASSETS	1,472,124,780	1,558,266,525

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to E-House of $8,108,598 and $2,777,692 as of December 31, 2009 and 2010, respectively)	9,864,773	8,148,688
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to E-House of $1,535,879 and $5,998,335 as of December 31, 2009 and 2010, respectively)	31,418,709	37,853,279
Income tax payable (including income tax payable of the consolidated VIEs without recourse to E-House of $1,658,316 and $3,824,260 as of December 31, 2009 and 2010, respectively)	38,225,826	42,276,115
Other tax payable (including other tax payable of the consolidated VIEs without recourse to E-House of $1,549,522 and $2,965,717 as of December 31, 2009 and 2010, respectively)	12,072,447	14,765,431
Amounts due to related parties	1,050,000	5,154,657
Advance from property buyers	6,587,093	7,618,667
Deferred revenue	3,803,279	7,973,091
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to E-House of $4,630,860 and $6,728,488 as of December 31, 2009 and 2010, respectively)	12,125,102	16,309,101

Total current liabilities	115,147,229	140,099,029
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to E-House of $270,607 and $424,931 as of December 31, 2009 and 2010, respectively)	42,326,523	40,152,455
Other non-current liabilities	1,331,323	1,375,469

Total liabilities	158,805,075	181,626,953

Commitments and contingencies (Note 19)
Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 80,145,869 and 80,752,526 shares issued and outstanding, as of December 31, 2009 and 2010, respectively	80,146	80,752
Additional paid-in capital	656,592,898	672,621,384
Retained earnings	184,749,251	200,822,587
Accumulated other comprehensive income	16,344,294	27,640,541
Subscription receivables	—	(65,417)

Total E-House equity	857,766,589	901,099,847
Non-controlling interest	455,553,116	475,539,725

Total equity	1,313,319,705	1,376,639,572

TOTAL LIABILITIES AND EQUITY	1,472,124,780	1,558,266,525

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED
STATEMENTS OF OPERATIONS
(In U.S. dollar except for share data)

	Years Ended December 31,
	2008	2009	2010
	$	$	$

Total revenues	154,487,455	299,538,656	356,525,127
Cost of revenues	(31,855,848)	(70,343,445)	(104,846,495)
Selling, general and administrative expenses	(77,197,631)	(125,721,179)	(198,424,922)
Gain from settlement of pre-existing relationship	—	2,100,832	—

Income from operations	45,433,976	105,574,864	53,253,710
Interest expense	(2,420,468)	(215,854)	—
Interest income	3,062,513	1,038,789	2,807,831
Other income, net	1,970,481	8,780,370	5,589,169

Income before taxes and equity in affiliates	48,046,502	115,178,169	61,650,710
Income tax expense	(8,712,558)	(19,924,081)	(12,696,234)

Income before equity in affiliates	39,333,944	95,254,088	48,954,476
Income (loss) from equity in affiliates	153,700	22,128,235	(278,662)

Net income	39,487,644	117,382,323	48,675,814
Less: Net income (loss) attributable to non-controlling interest	(88,380)	17,104,023	12,521,421

Net income attributable to E-House shareholders	39,576,024	100,278,300	36,154,393

Earnings per share:
Basic	$0.48	$1.26	$0.45
Diluted	$0.48	$1.25	$0.44
Shares used in computation:
Basic	81,818,972	79,643,079	80,287,171
Diluted	82,110,430	80,456,210	81,302,622
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollar)

					Accumulated
					Other				Total
	Ordinary		Additional	Retained	Comprehensive	Subscription	Non-controlling	Total	Comprehensive
	Shares		Paid-in Capital	Earnings	Income	Receivables	Interest	Equity	Income
	Number	$	$	$	$	$	$	$	$

Balance at January 1, 2008	76,473,759	76,474	209,906,488	54,504,945	6,685,113	—	2,918,600	274,091,620
Issuance of ordinary shares, net of issuance costs	6,000,000	6,000	97,392,482	—	—	—	—	97,398,482	—
Repurchase of shares	(2,848,278)	(2,848)	(10,563,338)	(8,784,913)	—	—	—	(19,351,099)	—
Vesting of restricted shares	144,000	144	475,056	—	—	—	—	475,200	—
Net income	—	—	—	39,576,024	—	—	(88,380)	39,487,644	39,487,644
Dividends to non-controlling interest	—	—	—	—	—	—	(346,939)	(346,939)	—
Non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	1,173,582	1,173,582	—
Share-based compensation	—	—	4,601,498	—	—	—	—	4,601,498	—
Foreign currency translation adjustments	—	—	—	—	9,425,347	—	34,670	9,460,017	9,460,017

Balance at December 31, 2008	79,769,481	79,770	301,812,186	85,296,056	16,110,460	—	3,691,533	406,990,005	48,947,661

Net income	—	—	—	100,278,300	—	—	17,104,023	117,382,323	117,382,323
Repurchase of shares	(277,174)	(277)	(1,048,703)	(825,105)	—	—	—	(1,874,085)	—
Share-based compensation	—	—	10,185,511	—	—	—	1,735,043	11,920,554	—
Exercise of share options	509,562	509	2,753,597	—	—	—	—	2,754,106	—
Vesting of restricted shares	144,000	144	434,586	—	—	—	—	434,730	—
Replacement of COHT share options	—	—	7,486,795	—	—	—	7,474,001	14,960,796	—
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	1,260,780	1,260,780	—
Acquisition of non-controlling interest	—	—	(17,446,572)	—	77,597	—	(19,880,354)	(37,249,329)	—
Recognition of change in E-House’s economic interests in CRIC	—	—	352,415,498	—	—	—	444,287,620	796,703,118	—
Foreign currency translation adjustments	—	—	—	—	156,237	—	(119,530)	36,707	36,707

Balance at December 31, 2009	80,145,869	80,146	656,592,898	184,749,251	16,344,294	—	455,553,116	1,313,319,705	117,419,030

Net income	—	—	—	36,154,393	—	—	12,521,421	48,675,814	48,675,814
Dividends	—	—	—	(20,081,057)	—		—	(20,081,057)	—
Dividends to non-controlling interest	—	—	—	—	—	—	(1,231,562)	(1,231,562)	—
Share-based compensation	—	—	19,987,214	—	—	—	7,018,559	27,005,773	—
Exercise of share options	301,192	301	1,623,076	—	—	(65,417)	—	1,557,960	—
Vesting of the restricted shares	305,465	305	(305)	—	—	—	—	—	—
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	5,763,694	5,763,694	—
Exercise of CRIC share options	—	—	(1,873,657)	—	—	—	3,329,296	1,455,639	—
Vesting of CRIC restricted shares	—	—	(121,968)	—	—	—	384,468	262,500	—
Acquisition of non-controlling interest	—	—	(3,614,582)	—	58,475	—	(9,312,263)	(12,868,370)	—
Foreign currency translation adjustments	—	—	—	—	11,237,772	—	1,541,704	12,779,476	12,779,476
Distribution to E-house	—	—	28,708	—	—	—	(28,708)	—	—

Balance at December 31, 2010	80,752,526	80,752	672,621,384	200,822,587	27,640,541	(65,417)	475,539,725	1,376,639,572	61,455,290

E-HOUSE (CHINA) HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollar)

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Operating activities:
Net income	39,487,644	117,382,323	48,675,814
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,114,761	10,162,437	26,388,643
Gain from settlement of pre-existing relationship	—	(2,100,832)	—
Income from equity in affiliates	(153,700)	(22,128,235)	(278,662)
Allowance for doubtful accounts	2,583,853	13,937,173	5,739,736
Share-based compensation	4,601,498	11,920,554	27,005,773
Others	237,895	1,030,759	(2,192,308)
Changes in operating assets and liabilities:
Restricted cash	1,887,622	(6,852,856)	1,071,118
Customer deposits	56,359,296	32,813,578	(50,618,840)
Accounts receivable	(57,191,210)	(37,823,690)	(26,971,714)
Marketable securities	(8,096,038)	8,096,038	(15,884,428)
Amounts due from related parties	2,024,914	731,809	1,022,856
Prepaid expenses and other current assets	(5,610,975)	5,752,434	1,968,890
Other non-current assets	2,308,366	3,180,863	(1,591,264)
Accounts payable	(155,316)	(4,188,599)	(1,906,219)
Accrued payroll and welfare expenses	(1,108,809)	19,538,868	6,580,711
Income tax payable	(325,654)	20,534,956	3,974,621
Other tax payable	1,076,658	5,434,026	2,790,434
Amounts due to related parties	(1,475,685)	(146,075)	4,367,157
Deposits payable	39,212,152	(39,212,152)	—
Other current liabilities	315,506	1,473,279	10,792,123
Other non-current liabilities	—	(502,102)	44,146
Deferred taxes	(2,119,638)	(9,933,315)	(8,518,614)

Net cash provided by operating activities	77,973,140	129,101,241	32,459,973

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(5,136,016)	(6,315,343)	(10,551,323)
Advance payment for properties	(15,620,751)	—	(1,642,576)
Purchase of subsidiaries, net of cash acquired	(2,399,326)	3,243,113	563,211
Deposit for acquisition	(1,594,823)	—	(4,529,880)
Investment in affiliates	(2,500,000)	(329,468)	(9,878,053)
Proceeds from sale of properties held for sale	749,999	5,080,606	7,051,619
Proceeds from disposal of property and equipment	46,193	233,968	100,775

Net cash provided by (used in) investing activities	(26,454,724)	1,912,876	(18,886,227)

Financing activities:
Net proceeds from short-term borrowings	42,482,100	—	—
Acquisition of non-controlling interest	(65,999)	(37,290,289)	(12,868,370)
Repayment of short-term borrowings	(27,380,000)	(21,947,100)	—
Restricted cash-pledged accounts	(22,727,280)	22,727,280	—
Advance from a related party	—	1,050,000	—
Contribution from non-controlling interest	—	1,175,244	4,115,358
Proceeds from exercise of options	—	2,754,106	3,013,599
Proceeds from issuance of ordinary shares, net of paid issuance costs for 2008 of $4,488,986	97,505,014	—	—
Proceeds from issuance of ordinary shares of CRIC upon initial public offering, net of paid issuance costs of $23,548,949	—	224,851,051	—
Payment of E-House’s offering costs	(220,804)	(74,629)	—
Repurchase of shares	(19,208,685)	(2,016,499)	—
Dividends	—	—	(20,081,057)
Dividends to non-controlling interest	(346,937)	—	(1,231,562)
Loans from non-controlling interest	—	—	1,205,000

Net cash provided by (used in) financing activities	70,037,409	191,229,164	(25,847,032)

Effect of exchange rate changes on cash and cash equivalents	2,959,952	155,279	8,029,035

Net increase (decrease) in cash and cash equivalents	124,515,777	322,398,560	(4,244,251)
Cash and cash equivalents at the beginning of the year	101,147,547	225,663,324	548,061,884

Cash and cash equivalents at the end of the year	225,663,324	548,061,884	543,817,633

Supplemental disclosure of cash flow information:
Interest paid	2,396,514	252,481	—
Income taxes paid	12,466,793	9,398,214	22,467,285
Non-cash investing and financing activities:
Properties held for sale obtained in settlement of accounts receivable	183,839	3,471,273	2,091,056
Advance payment for properties held for sale in connection with settlement of accounts receivable	1,098,721	—	—
Issuance of ordinary shares in connection with business acquisition	—	572,000,004	—
Offering cost to be paid	235,728	146,451	—
Replacement of share option due to acquisition	—	14,960,796	—
Capitalization of costs for repurchase of shares — other current liabilities	142,414	—	—
Non-controlling interest recognized in connection with business acquisition	—	85,536	1,648,336
The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollar)
1. Organization and Principal Activities
E-House (China) Holdings Limited (the “Company” or “E-House”) was incorporated on August 27, 2004 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online advertising, promotional events and investment management services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.
The Group commenced operations in 2000 through an operating subsidiary, Shanghai Real Estate Sales (Group) Co., Ltd. (“E-House Shanghai”), a company established in the PRC, and its subsidiaries and affiliates.
In October 2009, the Company’s subsidiary, China Real Estate Information Corporation (“CRIC”) (NASDAQ:CRIC) completed its initial public offering (“IPO”) and acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an online real estate media platform in the PRC. COHT provides online advertising, information and updates related to the real estate and home furnishing industries in China through a VIE, Beijing Yisheng Leju Information Service Co., Ltd. (“Beijing Leju”). As of December 31, 2010, E-House held a 52.83% equity interest in CRIC.
The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2010:

	Date of	Place of	Percentage of
	incorporation	incorporation	Ownership
Shanghai Real Estate Sales (Group) Co., Ltd.	15-Aug-00	PRC	100%
Shanghai City Rehouse Agent Consultants Co., Ltd.	17-May-02	PRC	85%
E-House Real Estate Asset Management Co., Ltd.	22-Aug-06	Cayman	51%
China Real Estate Information Corporation	21-Aug-08	Cayman	53%
Shanghai Dehu Public Relationship Consulting Co., Ltd.	09-Feb-07	PRC	55%
Shanghai Tian Zhuo Advertising Co., Ltd.	27-Feb-08	PRC	VIE
Beijing Yisheng Leju Information Services Co., Ltd.	13-Feb-08	PRC	VIE
2. Summary of Principal Accounting Policies
(a) Basis of presentation
The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of consolidation
The consolidated financial statements include the financial statements of E-House, its majority owned subsidiaries and its VIEs, Shanghai Tian Zhuo Advertising Co., Ltd. (“Tian Zhuo”), and Beijing Leju. All inter-company transactions and balances have been eliminated in consolidation.
The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides Internet content service and conducts the advertising activities relating to real estate projects through the investments held by Tian Zhuo, a PRC entity controlled by Xin Zhou, the Group’s executive chairman and chief executive officer. On April 1, 2008, Tian Zhuo entered into various agreements with CRIC (Shanghai) Information Technology Co., Ltd (“Shanghai CRIC”), including a Consultancy Service Agreement, Shareholder Voting Rights Proxy Agreement and Exclusive Equity Transfer Call Agreement. Under these agreements, Shanghai CRIC provides Tian Zhuo with consulting and related services and information services and is entitled to receive service fees in an amount up to all of the profit before tax of Tian Zhuo. In addition, the shareholder of Tian Zhuo irrevocably granted Shanghai CRIC the power to exercise all voting rights to which it was entitled. Finally, Shanghai CRIC has the option to acquire all or part of the equity interests in Tian Zhuo, to the extent as permitted by the then-effective PRC laws and regulations, for nominal consideration.

Through the contractual arrangements described above, Shanghai CRIC is deemed the primary beneficiary of Tian Zhuo. Accordingly, the results of Tian Zhuo and its subsidiaries have been included in the accompanying consolidated financial statements, beginning April 1, 2008.
The Group funded Tian Zhuo’s capital requirements of $146,314 and provided an additional $5,120,989 for the purpose of acquisitions and $9,949,353 as prepayment for a three year period for real estate advertising placements to certain Shanghai newspapers through the $15,216,656 in interest-free loans to in 2008. Tian Zhuo repaid $2,621,870 and nil in 2009 and 2010, respectively.
The following financial statement amounts and balances of Tian Zhuo were included in the accompanying consolidated financial statements:

	As of December 31,
	2009	2010
	$	$
Cash and cash equivalents	9,631,554	12,133,157
Unbilled accounts receivable, net of allowance for doubtful accounts	3,803,925	2,864,778
Accounts receivable, net of allowance for doubtful accounts	2,105,244	784,813
Prepaid expenses and other current assets	2,675,884	1,511,617

Total current assets	18,216,607	17,294,365
Total noncurrent assets	6,450,738	6,562,186

Total assets	24,667,345	23,856,551

Accounts payable	1,887,725	319,812
Accrued payroll and welfare expenses	640,283	611,029
Income tax payable	836,915	1,156,467
Other tax payable	576,058	412,247
Other current liabilities	736,553	960,528

Total current liabilities	4,677,534	3,460,083
Deferred tax liabilities, non-current	270,607	202,955

Total liabilities	4,948,141	3,663,038

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Total revenues	1,659,801	12,049,761	8,990,427
Net loss	890,998	1,758,565	1,367,126
To comply with PRC laws and regulations, COHT provides substantially all its Internet content and advertising services in China via its VIE Beijing Leju. Beijing Leju is an advertising agency that sells the advertisements for COHT’s real-estate and home furnishing channels. Beijing Leju is wholly-owned by certain PRC employees of the Group and was funded by COHT through interest-free loans to such employee shareholders. These employee shareholders are contractually required to transfer their ownership interest in Beijing Leju to COHT when permitted by PRC laws and regulations at any time for the amount of loans outstanding. The employee shareholders of Beijing Leju irrevocably granted COHT the power to exercise all voting rights to which it was entitled COHT has also entered into exclusive technical service agreements with Beijing Leju under which COHT provides technical and other services to Beijing Leju in exchange for substantially all of Beijing Leju’s net income. In addition, the employee shareholders have pledged their shares in Beijing Leju as collateral for the non-payment of loans and technical and other service fees. As of December 31, 2010, the total amount of interest-free loans extended to Beijing Leju’s employee shareholders was $1,509,960 and the accumulated gain of Beijing Leju was $1,122,998, which has been included in the consolidated financial statements.

The following financial statement amounts and balances of Beijing Leju were included in the accompanying consolidated financial statements:

	As of December 31,
	2009	2010
	$	$
Cash and cash equivalents	2,128,200	41,914,203
Unbilled accounts receivable, net of allowance for doubtful accounts	13,814,540	35,028,633
Prepaid expenses and other current assets	2,661,465	10,192,141

Total current assets	18,604,205	87,134,977
Total noncurrent assets	1,273,393	5,402,561

Total assets	19,877,598	92,537,538

Accounts payable	6,220,873	2,457,880
Accrued payroll and welfare expenses	895,596	5,387,306
Income tax payable	821,401	2,667,793
Other tax payable	973,464	2,553,470
Other current liabilities	3,894,307	5,767,960

Total current liabilities	12,805,641	18,834,409
Deferred tax liabilities, non-current	—	221,976

Total liabilities	12,805,641	19,056,385

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Total revenues	—	13,813,076	66,876,338
Net income	—	147,922	975,076
There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and are not restricted solely to settle the VIE’s obligations.
(c) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests, and the valuation allowance on deferred tax assets.
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
The carrying amount of cash, restricted cash, accounts receivable, current portion of customer deposits, other receivables, accounts payable, other payables and amounts due from/to related parties approximates fair value due to their short-term nature.
The fair value of the customer deposits, non-current portion, was $903,576 and $1,681,695 as of December 31, 2009 and 2010, respectively, based on discounted cash flows.

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
(g) Restricted cash
The Group provides brokerage service for secondary properties. Upon consent of the property buyers and sellers, the sales proceeds can be paid through the Group’s accounts, which are put into the custody of the designated bank and can only be used as consideration to the property sellers when the transactions are completed. The Group records the proceeds relating to these transactions as restricted cash and other current liabilities. These restricted cash accounts totaled $6,587,093 and $5,389,304 as of December 31, 2009 and 2010, respectively. In connection with certain primary real estate agency agreements, the Group is required by the developers to maintain certain bank deposits under both parties’ custody through the contract periods or until the presale permits are obtained for the underlying projects. The bank deposits will be paid to the developer and recorded as customer deposits upon obtaining the presale permits. These restricted cash accounts were $1,469,422 and $1,596,105 as of December 31, 2009 and 2010, respectively.
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
(i) Customer deposits
The Group provides sales agency services for primary real estate development projects, some of which require the Group to pay an upfront and refundable deposit as demonstration of the Group’s financial strength and commitment to provide high quality service. These deposits are refunded to the Group at the end of the contractual sales period or at a date specified in the agency contracts. Certain of the Group’s contracts provide that if the group breaches the contract, any corresponding penalties may be deducted from the deposit. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund.
Customer deposits as of December 31, 2010 included $14,344,620 that was secured by the right to purchase 81 units of property in a development project at a prescribed price and a $44,000,000 deposit paid to a third party to assist it with the acquisition of a real estate development project entity, which will ultimately be converted to customer deposits upon the Group obtaining the exclusive sales agent right.
(j) Unbilled accounts receivable
Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as accounts receivable.
(k) Properties held for sale
Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment for properties held for sale was $99,667, $712,647 and nil for the years ended December 31 2008, 2009 and 2010, respectively.
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
(n) Intangible assets, net
Acquired intangible assets mainly consist of license agreements with SINA, a real estate advertising agency agreement with SINA, CRIC database license agreement, favorable lease terms, customer relationships, non-compete agreements and trademarks from business combinations and are recorded at fair value on the acquisition date. All intangible assets, with the exception of customer relationships, are amortized ratably over the contract period. Intangible assets resulting out of acquired customer relationships are amortized based on the timing of the revenue expected to be derived from the respective customer.
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
The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Group records interest and penalties as a component of income tax expense.

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
The Group has multiple element arrangements that have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate, provision of consulting services and/or subscription for the CRIC system. The Group has determined that the commission rate for the primary real estate services under these multiple element arrangements has been at fair value. As such, the fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system have been recognized in accordance with the preceding paragraph.
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
The Group also provides promotional events services, and recognizes revenue when such services are rendered, assuming all other revenue recognition criteria has been met.

The Group also generates revenues from real estate fund management fees, performance fees and allocations. Real estate fund management fees are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. Performance fees and allocations represent the preferential allocations of profits (“carried interest”) that are a component of the Group’s general partnership interests in the real estate funds. The Group is entitled to an additional return from the investment fund in the event investors in the fund achieve cumulative investment returns in excess of a specified amount. The Group records the additional return from these carried interests as revenue at the end of the contract year.
Deferred revenues are recognized when payments are received in advance of revenue recognition.
(t) Cost of revenue
Cost of revenue for the primary real estate agency services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent and for developing. Cost of revenue for the secondary real estate brokerage services segment includes rental expenses incurred for properties leased by the Group as brokerage stores. Cost of revenue of real estate information and consulting services segment primarily consists of costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, personnel related costs and associated equipment depreciation. Cost of revenue for the real estate online services segment consists of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, personnel related costs, amortization of intangible assets, depreciation associated with website production equipment, fees paid to SINA for advertising inventory on non-real estate channels and fees paid to Baidu, Inc. (“Baidu”) for the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing. Cost of revenue for real estate advertising services also consists of fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space for resale. Cost of revenue for promotional event services includes salaries of sales and support staff and fees paid to third parties for the services directly related to promotional event services.
(u) Advertising expenses
Advertising expenses are charged to the statements of operations in the period incurred. The Group incurred advertising expenses amounting to $4,944,909, $3,068,746 and $18,785,709 for the years ended December 31, 2008, 2009 and 2010, respectively.
(v) Foreign currency translation
The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income.
The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”) and Hong Kong dollar (“HKD”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.
The Group recorded an exchange loss of $460,964, exchange gain of $78,997 and exchange loss of $1,453,940 for the years ended December 31, 2008, 2009 and 2010, respectively, as a component of other income, net.
(w) Government subsidies
Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for investing in certain local districts. Cash subsidies of $1,247,468, $4,759,411 and $4,080,900 were included in other income for the years ended December 31, 2008, 2009 and 2010, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied. There is no assurance that the Group will receive similar or any subsidiaries in the future.
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

Movement of the allowance for doubtful accounts for accounts receivable, unbilled accounts receivable and customer deposits is as follows:

	2008	2009	2010
	$	$	$
Balance as of January 1	2,441,796	3,397,899	13,799,920
Provisions for doubtful accounts	2,583,853	13,739,796	5,623,888
Business acquisition	—	2,440,358	—
Write offs	(1,691,021)	(5,787,424)	(1,084,209)
Changes due to foreign exchange	63,271	9,291	496,676

Balance as of December 31	3,397,899	13,799,920	18,836,275

The allowance for other receivables was immaterial for all periods presented.
(y) Earnings per share
Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.
The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2008	2009	2010
Net income attributable to E-House ordinary shareholders — basic	$39,576,024	$100,278,300	$36,154,393
Increase (decrease) of income from CRIC*	—	$750,308	$(278,491)

Net income attributable to E-House ordinary shareholders — diluted	$39,576,024	$101,028,608	$35,875,902

Weighted average ordinary shares outstanding	81,818,972	79,643,079	80,287,171
Share options	291,458	813,131	1,015,451

Weighted average number of ordinary shares outstanding — diluted	82,110,430	80,456,210	81,302,622

Basic earnings per share	$0.48	$1.26	$0.45

Diluted earnings per share	$0.48	$1.25	$0.44

*
In calculating diluted earnings per share, the amount of CRIC’s net income included in net income attributable to E-House’s ordinary shareholders is calculated by multiplying CRIC’s diluted EPS by the weighted average number of CRIC shares held by E-House’s during the period, which may result in net income attributable to E-House ordinary shareholders, for purposes of computing diluted earnings per share, being different from that actually recorded in the consolidated statements of operations. This difference is presented as increase (decrease) of income from CRIC.

(z) Non-controlling interest
As of December 31, 2009, the majority of the Group’s non-controlling interest is attributable to CRIC, which operates the Company’s real estate information and consulting and real estate online services segments. CRIC acquired COHT for 46,666,667 of its shares with E-House retaining a 52.17% equity interest in CRIC. As of December 31, 2010, E-House retained a 52.83% equity interest in CRIC. Non-controlling interest in CRIC included in the Company’s consolidated balance sheets was $451,436,124 and $469,328,225 as of December 31, 2009 and 2010, respectively. For the years ended December 31, 2009 and 2010, $15,825,296 and $12,271,520 of the Group’s consolidated net income was allocated to CRIC, respectively.

The following schedule shows the effects of changes in E-House’s ownership interest in CRIC on equity attributable to E-House:

	2008	2009	2010
	$	$	$
Net income attributable to E-House	39,576,024	100,278,300	36,154,393
Transfers (to) from the non-controlling interest:
Increase in E-House’s additional paid-in capital for sale of 71,400,000 CRIC common shares	—	352,415,498	—
Decrease in E-House’s additional paid-in capital for purchase of 3,033,333 and 1,384,420 CRIC common shares for the years ended December 31, 2009 and 2010, respectively	—	(17,446,572)	(3,614,582)
Decrease in E-House’s additional paid-in capital for the exercise of CRIC’s options and the vesting of CRIC’s restricted shares	—	—	(1,995,625)

Net transfers (to) from non-controlling interest	—	334,968,926	(5,610,207)

Change from net income attributable to E-House and transfers (to) from non-controlling interest	39,576,024	435,247,226	30,544,186

(aa) Comprehensive income
Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.
(ab) Recently issued accounting pronouncements
In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group does not believe the application of this ASU will have a significant effect on its consolidated financial statements.
In December 2010, the FASB issued ASU 2010-28, “Intangibles — Goodwill and Others (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This ASU specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Group does not believe the application of this ASU will have an effect on its consolidated financial statements.
In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU addresses that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Group will apply the revised disclosure provisions in the notes to its consolidated financial statements prospectively, as applicable. The application of this ASU will not have an effect on the Group’s consolidated financial statements.
3. Properties Held for Sale
In 2008, 2009 and 2010, customers transferred legal ownership of two, twenty-eight and thirteen properties to the Group to settle $183,839, $3,471,273 and $2,091,056 in accounts receivable, respectively.
In May 2008, the Group prepaid $7,791,586 for an office building, which the Group intended to use as its corporate office. As of December 31, 2009, the Group had recorded the prepayment as an advance payment for properties. In 2010, the Group obtained legal ownership of the office building, which includes 41 separate units in total. The Group has the ability and intent to sell the properties and has been actively marketing them for that purpose after the Group obtained a 20-year lease for another office building through the acquisition of Portal Overseas Limited in April 2009, and accordingly, has classified the 41 units properties held for sale.

Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and direct costs associated with the purchase. The Group recorded nil, realized loss of $121,639 and realized gain of $1,348,003 from selling of the properties held for sale for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, the Group held three residential properties and 18 commercial properties with a total carrying value of $4,457,709, which is included as a component of prepaid expenses and other current assets.
4. Investment in Affiliates
On February 24, 2008, CRIC entered into a joint venture agreement with SINA to form COHT, which operates a real estate Internet business in China that provides online advertising, information and updates related to the real estate and home furnishing industries in China. CRIC contributed $2.5 million in cash and a 10-year license to its proprietary CRIC database, while SINA contributed $2.5 million in cash and the right to its real estate and home decoration channel operations for a period of 10 years. Upon COHT’s formation, CRIC and SINA held a 34% and 66% interest in COHT, respectively. CRIC recorded an initial investment cost of $4,908,694, including $2.5 million cash contribution, $2,400,951 in the portion of the fair value of the 10-year license to its proprietary CRIC database ascribed to SINA, proportional to its 66% interest and $7,743 in transaction cost. CRIC recorded deferred revenue of $2,400,951, which was recognized as revenue over the ten-year term of the contributed CRIC database license given the Group’s ongoing obligation to continually maintain and update the content contained within the CRIC database. Deferred revenue was classified as current or non-current depending on when the revenue was expected to be recognized.
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
In October, 2009, CRIC completed its acquisition of SINA’s 66% equity interest in COHT, increasing its equity interest from 34% to 100%. (See Note 5.)
In January 2010, the Group formed a limited partnership, E-House Shengyuan Equity Investment Center (“Shengyuan Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner. The Group’s 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. The Group had an investment commitment of RMB65 million (equivalent to $9.6 million) to the Shengyuan Center, half of which, or $4.8 million, was paid in February 2010. Mr. Xin Zhou, the Group’s executive chairman, had an investment commitment of RMB40 million (equivalent to $5.9 million) to the Shengyuan Center, half of which was paid in February 2010. The Shengyuan Center is not consolidated by the Group as the Group does not control the Shengyuan Centre given the limited partners have substantive kick-out rights that allow them to remove the general partner without cause with a vote of 50% of the limited partners, excluding related parties of the general partner. The Group’s investments in Shengyuan Center are accounted for using the equity method as its role as a general partner provides it with significant influence over their activities.
In August 2010, the Group entered into a cooperation agreement with China Real Estate Research Association (“CRERA”) and China Real Estate Association (“CREA”) to form a joint venture, Beijing China Real Estate Research Association Technology Ltd (“CRERAT”), which has the exclusive rights to host exhibition and activities sponsored by CRERA or CREA. The new entity also provides other real estate related research reports and consulting services. The Group paid $4,669,376 for a 51% equity interests in the joint venture. CRERA and CREA, collectively own the remaining 49%. The Group does not control the board of CRERAT, who has the power to direct the entity’s significant operating activities. Therefore, the transaction was accounted for using the equity method. Under the cooperation agreement, the Group has guaranteed profits of up to $18,119,520 to CRERA and CREA over the eight year term of the joint venture. The Group’s maximum exposure to loss as a result of its involvement with the joint venture amounted to $22,788,896 which includes the initial investment in the joint venture and the potential future contingency related to the profit guarantee. The Group believes that the likelihood that it will be required to provide payments under the profit guarantee is remote.

5. Acquisitions of Subsidiaries and Non-controlling Interest
In October, 2009, the Group acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100%, in exchange for 47,666,667 of CRIC’s ordinary shares. The Group acquired COHT in an effort to create substantial synergies between its current operations and COHT’s online real estate business by, among other things, providing its real estate developer clients with access to SINA’s large Internet user base and leveraging its established relationships with real estate developers to attract more advertising clients for COHT’s real estate websites.
The following table summarizes the consideration transferred to acquire COHT:

Amount
$

Fair value of CRIC’s shares issued*	572,000,004
Replacement of COHT share options	14,960,796

Consideration	586,960,800
Fair value of the Group’s investment in COHT held before the business combination**	27,078,000

Total value to be allocated in purchase accounting	614,038,800

*	The fair value of the 47,666,667 ordinary shares issued by the CRIC was based on the IPO offering price of CRIC’s ADS.

**
As a result of the Group obtaining control over COHT, the Group’s previously held equity interest was remeasured to fair value of $27,078,000, with the excess of fair value over the carrying amount recognized as a gain of $21,453,221.

The purchase price has been allocated as follows:

		Amortization
	Allocated Value	Period
	$
Total tangible assets acquired	26,703,269
Liabilities assumed	(17,432,772)
Intangible assets acquired:
— License agreements with SINA	80,660,000	10 years
— Real estate advertising agency agreement with SINA	106,790,000	10 years
— CRIC database license agreement	8,300,000	9 years
— Customer relationship	5,580,000	10 years
— Contract backlog	110,000	1 year
Goodwill	444,885,665
Deferred tax liabilities	(41,557,362)

Total	614,038,800

The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill were the value of the synergies between COHT and the Group and the acquired assembled workforce, neither of which qualified as an amortizable intangible asset. The goodwill will be assigned to a new segment created as a result of this acquisition, online real estate advertising services segment. The goodwill is not deductible for tax purposes.
The fair value of the assets acquired includes accounts receivable of $13,177,212. The gross amount due under contracts is $15,617,292, of which $2,440,080 is expected to be uncollectible. The Group did not acquire any other class of receivable as a result of this acquisition.
Prior to the acquisition of COHT, the Group had a pre-existing relationship with COHT in the form of an ongoing obligation to maintain and update the the Group database, which was contributed to COHT through a 10-year license. The Group had recorded deferred revenue of $2,400,951 at the date of COHT’s inception in 2008. Upon completion of its acquisition of COHT in October 2009, the Group recorded a $2,100,832 gain on settlement of this pre-existing relationship, which equals the remaining unamortized deferred revenue.

In April 2009, the Group acquired Portal Overseas Limited (“Portal Overseas”), a company incorporated in the British Virgin Islands, for $7,193,030. Portal Overseas had acquired a 20-years lease for an office building in Shanghai and was developing such building for subsequent sub-lease. The Group acquired Portal Overseas to obtain the lease of the office building, which the Group uses as its corporate office. The purchase price was allocated as follows:

		Amortization
	Allocated Value	Period
	$
Cash	1,265,772
Other current assets	1,463,529
Liabilities assumed	(4,390,507)
Leasehold improvement	2,077,479	5-20 years
Prepaid rent	4,348,647	20 years
Favorable lease term	2,428,110	20 years

Total	7,193,030

The current portion of prepaid rent was included in prepaid expenses and other current assets.
In September 2008, the Group acquired a 60% equity interest in Wushi Consolidated (Beijing) Advertising Media Co., Ltd. for $2,678,728. The transaction was accounted for using the purchase method with the purchase price allocated as follows:

		Amortization
	Allocated Value	Period
	$
Cash acquired	1,759,968
Intangible assets
—Customer advertising designing contracts	130,924	3 months
—Non-compete agreement	145,720	5 years
Goodwill	674,847
Deferred tax liabilities	(32,731)

Total	2,678,728

The goodwill was allocated to the other services segment.
In October 2008, the Group purchased a 100% equity interest in Guangzhou Integrated Residential Building Industry Facility Co., Ltd. for $4,451,118. The transaction was accounted for using the purchase method, with the purchase price allocated as follows:

		Amortization
	Allocated Value	Period
	$
Tangible assets acquired	1,217,304
Liabilities assumed	(1,434,594)
Intangible assets—Non-compete agreement	853,192	5 years
Goodwill	4,028,514
Deferred tax liabilities	(213,298)

Total	4,451,118

The goodwill was allocated to the real estate information and consulting services segment.

6. Property and Equipment, Net
Property and equipment, net consists of the following:

	As of December 31,
	2009	2010
	$	$
Leasehold improvements	9,215,325	12,164,368
Buildings	3,755,633	3,868,203
Furniture, fixtures and equipment	9,374,457	15,226,064
Motor vehicles	4,068,224	5,162,421

Total	26,413,639	36,421,056
Less: Accumulated depreciation	(10,194,998)	(15,118,269)

Property and equipment, net	16,218,641	21,302,787

Depreciation expenses were $2,886,921, $3,783,778 and $5,047,281 for the years ended December 31, 2008, 2009 and 2010, respectively.
7. Intangible Assets, Net

	As of December 31,
	2009	2010
	$	$
Intangible assets not subject to amortization are comprised of the following:
Trademark	698,787	720,473
Intangible assets subject to amortization are comprised of the following:
Customer contracts	3,353,240	3,343,892
Non-compete agreements	1,612,112	2,074,417
Computer software licenses	2,027,248	2,422,026
License agreements with SINA	80,660,000	80,660,000
Advertising agency agreement	106,790,000	106,790,000
Database license	8,300,000	8,300,000
Customer relationship	5,788,603	7,443,088
Favorable lease term	2,428,110	2,428,110

	210,959,313	213,461,533
Less: Accumulated amortization
Customer contracts	(2,903,452)	(3,343,892)
Non-compete agreements	(388,634)	(768,887)
Computer software licenses	(661,625)	(1,013,890)
License agreements with SINA	(2,016,500)	(10,082,500)
Advertising agency agreement	(2,617,402)	(13,087,010)
Database license	(244,118)	(1,220,589)
Customer relationship	(40,622)	(541,014)
Favorable lease term	(91,054)	(212,459)

Intangible assets subject to amortization, net	201,995,906	183,191,292

Total intangible assets, net	202,694,693	183,911,765

Amortization expense was $1,227,840, $6,378,659 and $21,341,362 for the years ended December 31, 2008, 2009 and 2010, respectively. The Group expects to record amortization expense of $21,463,277, $21,110,912, $21,399,974, $20,869,913 and $20,617,177 for the years ending December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

8. Goodwill
Changes in the carrying amount of goodwill by segment for the years ended December 31, 2009 and 2010 are as follows:

	Primary	Secondary	Real estate
	real estate	real estate	information	Real estate
	agency	brokerage	and consulting	online	Other
	services	services	services	services	services	Total
	$	$	$	$	$	$
Balance as of January 1, 2009	2,681,378	73,024	4,028,514	—	674,847	7,457,763
Goodwill recognized upon acquisition	—	—	322,275	444,885,665	—	445,207,940
Exchange rate translation	2,511	68	—	—	(8,590)	(6,011)

Balance as of December 31, 2009	2,683,889	73,092	4,350,789	444,885,665	666,257	452,659,692
Goodwill recognized upon acquisition	—	—	—	396,736	—	396,736
Exchange rate translation	81,084	2,208	—	—	—	83,292

Balance as of December 31, 2010	2,764,973	75,300	4,350,789	445,282,401	666,257	453,139,720

9. Short-term Borrowing
As of December 31, 2008, short-term borrowings represented $21,947,100 short-term bank loans denominated in RMB, secured by deposits denominated in U.S. dollars amounting to $22,727,280. The loans carried an effective interest rate of 7.72% and 6.97% for the years ended December 31, 2008 and 2009, respectively. The borrowings were repaid in 2009.
10. Repurchase of Shares
In 2008, the Company’s shareholders approved two share repurchase programs. Under those programs, the Company was authorized, but not obligated, to repurchase within one year its own American Depositary Shares (“ADSs”) with an aggregate value of up to $40 million. As of December 31, 2008, the Company had repurchased a total of 2,848,278 ADSs for $19,351,099, which was retired by December 31, 2008. The excess of $19,348,251 of purchase price over par value was allocated between additional paid-in capital and retained earnings of $10,563,338 and $8,784,913, respectively. In 2009, the Company repurchased a total of 277,174 ADSs for $1,874,085 which was retired by December 31, 2009. The excess of $1,873,808 of purchase price over par value was allocated between additional paid-in capital and retained earnings of $1,048,703 and $825,105, respectively.
11. Dividends
In 2010, the Company’s board of directors approved the payment of a cash dividend of $0.25 per ordinary share ($0.25 per ADS), for a total of $20,081,057, which was paid in May 2010 to shareholders of record as of the close of business on April 9, 2010.
12. Other Income

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Gain from sales of marketable securities	405,781	3,436,713	—
Unrealized gains on marketable securities	—	—	679,626
Government subsidies (Note 2 (w))	1,247,468	4,759,411	4,080,900
Reimbursement income from depository agent	778,196	626,888	542,056
Gain (loss) from sales of properties held for sale (Note 3)	—	(121,639)	1,348,003
Gain from bargain purchase	—	—	392,524
Foreign exchange gain (loss) (Note 2 (v))	(460,964)	78,997	(1,453,940)

Total other income	1,970,481	8,780,370	5,589,169

13. Income Tax
The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Current Tax
PRC	9,328,732	29,967,894	18,153,060
Other	1,549,525	48,961	2,513,074

	10,878,257	30,016,855	20,666,134

Deferred Tax
PRC	(2,165,699)	(10,092,774)	(7,969,900)
Other	—	—	—

	(2,165,699)	(10,092,774)	(7,969,900)

Income tax expense	8,712,558	19,924,081	12,696,234

The Company is incorporated in the Cayman Islands, which is tax-exempt.
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
Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010. In May 2010, Shanghai CRIC was granted software enterprise status, which exempted them from income taxes for 2009 and provides a 50% reduction in their income tax rate from 2010 through 2012. Shanghai CRIC received a $4,286,591 tax refund in the second quarter of 2010 related to its 2009 tax payment, which was recognized as a component of income tax benefit during 2010.
Shanxi E-House Real Estate Investment Consultant Co., Ltd. and Chengdu Western Real Estate Investment Consultant Co. Ltd. were established in the western region of China and were deemed to be engaged in an industry category encouraged by the government. Shanxi E-House Real Estate Investment Consultant Co., Ltd. was therefore subject to a 15% income tax rate for the years from 2008 through 2010. In September 2010, Chengdu E-House Western Real Estate Investment Consultant Co. Ltd was approved to enjoy a preferential income tax rate of 15% for the years from 2009 through 2010.
In February 2009, Shanghai SINA Leju Information Technology Co., Ltd. (“SHLJ”), COHT’s subsidiary in China, was granted software enterprise status, which qualified the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in income tax rate, or at 12.5%, from 2010 through 2012.
The Group’s subsidiary in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.
The Group’s subsidiary in Macau is subject to the complementary tax at a progressive tax rate of 0% to 12% on Macau sourced profits.
The Company’s subsidiaries incorporated in the BVI are not subject to taxation.
The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group initially recorded approximately $200,000 for uncertain tax positions, including interest and penalties, as a reduction to retained earnings as of January 1, 2007, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other non-current liabilities in the consolidated balance sheet. The Group has no additional material uncertain tax positions as of December 31, 2009 and 2010 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. The amount of interest and penalties as of December 31, 2009 and 2010 were immaterial.

The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approx. $15,100 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, E-House Shanghai, is therefore subject to examination by the PRC tax authorities from 2005 through 2010 on non-transfer pricing matters, and from inception through the end of 2010 on transfer pricing matters.
The principal components of the deferred income tax assets/ liabilities are as follows:

	As of December 31,
	2009	2010
	$	$
Deferred tax assets:
Accrued salary expenses	7,099,622	8,796,784
Bad debt provision	4,374,469	4,566,526
Net operating loss carry forwards	3,553,681	6,950,541
Other	313,578	869,155

Gross deferred tax assets	15,341,350	21,183,006
Valuation allowance	(157,085)	(183,392)

Total deferred tax assets	15,184,265	20,999,614

Analysis as:
Current	13,337,020	17,284,547
Non-current	1,847,245	3,715,067

Deferred tax liabilities:
Amortization of intangible and other assets	42,326,523	40,152,455

Analysis as:
Current	—	—
Non-current	42,326,523	40,152,455

Movement of the valuation allowance is as follows:

	2008	2009	2010
	$	$	$
Balance as of January 1,	2,015,366	3,207,372	157,085
Additions	1,847,356	28,273	21,110
Business acquisition	—	292,638	—
Releases	(827,828)	(3,372,782)	—
Changes due to foreign exchange	172,478	1,584	5,197

Balance as of December 31,	3,207,372	157,085	183,392

The valuation allowance release in 2009 was primarily relating to the secondary real estate brokerage services segment, which started to record taxable income in 2009 under the improved market conditions, which the Group estimated, would continue and generate enough profit to utilize all the cumulative losses. As such, the valuation allowance previously provided against the net operating losses was fully released in 2009. There was no valuation allowance release in 2010.

A reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2008	2009	2010
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	0.48%	2.90%	12.10%
Effect of tax preference	(9.13%)	(6.79%)	(9.25%)
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.37%)	(0.91%)	(0.34%)
Tax refund	—	—	(6.95%)
Other	2.23%	(2.90%)	0.03%

	18.21%	17.30%	20.59%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
The aggregate dollar effect	—	1,433,584	9,530,020
Per share effect — basic	—	0.02	0.12
Per share effect — diluted	—	0.02	0.12
As of December 31, 2010, the Group had net operating loss carryforwards of $27,857,896, which will expire if not used between 2011 and 2015.
Undistributed earnings of the Company’s PRC subsidiaries of approximately $336.8 million at December 31, 2010 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax.
14. Share-Based Compensation
E-House’s Share Incentive Plan (the “E-House Plan”)
During the year ended December 31, 2006, the Company adopted the E-House Plan, which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Company. Under the E-House Plan, the Company authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding, to grant as options or restricted shares over a three-year period. In October 2010, the Company authorized an increase of 4,013,619 ordinary shares to the award pool. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares.
Share Options:
During the years ended December 31, 2008, 2009 and 2010, the Company granted options to certain employees, senior management and independent directors for the purchase of 1,356,000, nil and nil ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of the Company at an exercise price ranging from $9.53 to $24.30 per share, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.
The Company has used the binomial model to estimate the fair value of the options granted under the E-House Plan. The assumptions used in the binomial model were:

2008
Average risk-free rate of return	3.98%
Contractual life of option	10 years
Average estimated volatility rate	59.3%
Average dividend yield	0.00%
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
The weighted-average grant-date fair value of options granted during the year ended December 31 2008 was $7.47 per share. The weighted-average modification date fair value of modified options in 2008 was $2.44 per share. The Company recorded compensation expense of $4,399,831, $4,474,956 and $4,157,992 for the years ended December 31, 2008, 2009 and 2010, respectively. There were no options exercised during the year ended December 31, 2008. During the years ended December 31, 2009 and 2010, 509,562 and 301,192 options were exercised having a total intrinsic value of $6,870,042 and $5,177,687, respectively.
A summary of option activity under the E-House Plan during the year ended December 31, 2010 is presented below.

			Weighted
		Weighted	average	Aggregate
		Average	remaining	Intrinsic
	Number of	exercise	contractual	value of
	options	Price	term	options
		$		$
Outstanding, as of January 1, 2010	1,759,437	5.38
Granted
Exercised	(301,192)	5.39
Forfeited	(16,170)	5.37
Cancelled
Outstanding, as of December 31, 2010	1,442,075	5.38	7.0 years	13,810,857
Vested and expected to vest as of December 31, 2010	1,435,486	5.38	7.0 years	13,747,673
Exercisable as of December 31, 2010	1,029,660	5.39	6.9 years	9,855,797
As of December 31, 2010, there was $2,220,888 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 0.8 years.
Restricted Shares:
There were no restricted shares granted during 2008. The Company granted 931,000 and 972,000 restricted shares to certain employees, directors and officers in 2009 and 2010, respectively. Under the terms of each restricted shares, restricted shares vest over three years. A summary of restricted share activity under the E-House Plan during the year ended December 31, 2010 is presented below:

		Weighted
		average
	Number of	grant-date fair
	restricted shares	value
		$
Unvested as of January 1, 2010	931,000	18.93
Granted	972,000	14.00
Vested	(305,465)	18.93
Forfeited	(14,500)	18.93

Unvested as of December 31, 2010	1,583,035	16.39

The total fair value of restricted shares vested in 2008, 2009 and 2010 was $200,160, $200,160 and $5,782,457, respectively.
As of December 31, 2010, there was $21,998,352 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years.
The Company recorded compensation expense of $201,667, $321,687 and $5,403,940 for the years ended December 31, 2008 and 2009 and 2010, respectively, related to restricted shares.

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
On July 30, 2009, CRIC granted 300,000 restricted shares to a certain E-House employee to replace the same number of options previously granted under the CRIC Plan. The purchase price of the restricted shares was $3.00 per share for 250,000 shares and $6.00 per share for 50,000 shares, which was the exercise price of the options that were replaced. The vesting and other requirements imposed on these restricted shares were also the same as under the original option grant. The modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares was $1,050,000, which was recorded as a payable due to related parties as of December 31, 2009. During 2010, 75,000 restricted shares were vested. The cash received from the purchase of the restricted shares relating to the unvested portion was recorded as amount due to related parties with an amount of $787,500 as of December 31 2010.
The weighted-average grant-date fair value of the options was $3.7 per share. The Group recorded compensation expense of $4,765,273 and $8,584,355 for the year ended December 31, 2009 and 2010, respectively.
Replacement of COHT’s Options with CRIC Options (“Options Replacement Program”)
In connection with its acquisition of COHT, CRIC exchanged 3,609,000 of its options (“Replacement Options”) under the CRIC Plan for the same number of options granted to certain employees of SINA and COHT (“Replaced Options”) under COHT’s 2008 Share Incentive Plan (“the 2008 COHT Plan”) on the date of CRIC’s IPO (“Replacement Date”), with other terms unchanged. The Replacement Date fair value of $6,777,964 corresponding to the Replacement Options held by SINA employees and $8,182,832 of the Replacement Date fair value corresponding to the Replacement Options held by COHT employees and attributable to their service prior to the Replacement Date was capitalized as part of the business acquisition consideration. Replacement Date fair value of $27,720,433, corresponding to Replacement Options held by COHT employees and attributable to their service after the Replacement Date will be recognized over the requisite service period approximating 3.3 years.
CRIC used the binomial model to estimate the fair value of both the Replaced Options and Replacement Options using the following assumptions:

2009
Average risk-free rate of return	2.47%
Contractual life of option	5.2 years
Average estimated volatility rate	63.18%
Average dividend yield	0.00%

The Replacement Date fair value of the Replaced Options and Replacement Options was $10.64 and $11.44 per share, respectively. For the year ended December 31, 2009 and 2010, CRIC recorded compensation expense of $2,219,581 and $8,679,164 associated with the Replacement Option, respectively. A summary of options activity under the CRIC Plan as of December 31, 2010 and changes for the year then ended is presented below.

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value of
	Options	price	term	options
		$		$
Outstanding, as of January 1, 2010	11,342,000	3.16
Granted
Exercised	(752,183)	2.07
Forfeited	(153,788)	3.06
Modified	—
Cancelled	—
Outstanding, as of December 31, 2010	10,436,029	3.24	6.94 years	66,324,196
Vested and expected to vest as of December 31, 2010	10,170,559	3.24	6.94 years	64,706,092
Exercisable as of December 31, 2010	3,176,323	2.82	6.38 years	21,533,694
The total intrinsic value of options exercised was nil, nil and $5,167,543 during the years ended December 31, 2008, 2009 and 2010, respectively.
As of December 31, 2010, there was $32,650,256 of total unrecognized compensation expense related to unvested share options granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 2.1 years.
Restricted Shares:
A summary of restricted shares activity under the CRIC Plan as of December 31, 2010 and changes for the year then ended is presented below:

		Weighted
		average
	Number of	grant-date fair
	restricted shares	value
		$
Unvested as of January 1, 2010	300,000	2.59
Granted	—	—
Vested	(75,000)	2.59
Forfeited	—	—

Unvested as of December 31, 2010	225,000	2.59

The Group recorded compensation expense of $148,056 and $180,322 for restricted shares granted to the E-House’s employee for the year ended December 31, 2009 and 2010, respectively.
The total fair value of restricted shares vested was nil, nil and $194,196 during the year ended December 31, 2008, 2009 and 2010, respectively.
As of December 31, 2010, there was $392,905 of total unrecognized compensation expense related to restricted shares granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 2.2 years.
15. Employee Benefit Plans
The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $6,168,803, $10,327,532 and $18,269,190 for the years ended December 31, 2008, 2009 and 2010, respectively, for such benefits.
16. Distribution of Profits
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
The amount of the reserve fund for the Group as of December 31, 2008, 2009 and 2010 was $11,658,964, $16,876,596 and $21,938,303 respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $127,294,744 as of December 31, 2010.
17. Segment Information
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
The Group has seven operating segments: 1) primary real estate agency services; 2) secondary real estate brokerage services; 3) real estate information and consulting services; 4) real estate online services; 5) real estate advertising services; 6) promotional events service; and 7) real estate fund management services. The real estate information and consulting service line grew substantially in 2008 and had their revenues, costs and expenses reviewed separately by the Group’s chief operating decision maker and therefore were separated from the primary real estate agency service segment. The Group began offering real estate online services in 2009 through its newly acquired subsidiary COHT. The real estate advertising service segment commenced in 2008. The promotional events services segment started as a result of the acquisition of a promotional events provider in 2010. In 2010, the real estate advertising services, promotional events services, and real estate fund management services did not meet the significance threshold for separate disclosure and have been combined in other services segment. Prior period information has been recast to be consistent with the current segment organization. The Group’s chief operating decision maker reviews net revenue, cost of sales, operating expenses, income from operations and net income and does not review balance sheet information. Corporation expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.

The following tables summarize the selected revenue and expense information for each operating segment:
For the years ended December 31,

			Real estate
		Secondary	information
	Primary real	real estate	and
	estate agency	brokerage	consulting	Other
2008	services	services	services	services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	88,601,982	14,836,943	49,116,061	1,932,469	—	154,487,455
Cost of revenues	(27,232,660)	(1,725,941)	(2,855,398)	(41,849)	—	(31,855,848)
Selling, general and administrative expenses	(34,075,314)	(20,209,062)	(13,776,504)	(2,329,020)	(6,807,731)	(77,197,631)

Income (loss) from operations	27,294,008	(7,098,060)	32,484,159	(438,400)	(6,807,731)	45,433,976
Interest expenses	—	—	—	—	(2,420,468)	(2,420,468)
Interest income	551,576	30,475	415,512	8,152	2,056,798	3,062,513
Other income (expense), net	1,422,744	22,483	(1,323,858)	—	1,849,112	1,970,481

Income (loss) before taxes and equity in affiliates	29,268,328	(7,045,102)	31,575,813	(430,248)	(5,322,289)	48,046,502
Income tax benefit (expense)	(4,153,861)	52,535	(4,917,503)	306,271	—	(8,712,558)

Income (loss) before equity in affiliates	25,114,467	(6,992,567)	26,658,310	(123,977)	(5,322,289)	39,333,944
Income from equity in affiliates	—	—	—	—	153,700	153,700

Net income (loss)	25,114,467	(6,992,567)	26,658,310	(123,977)	(5,168,589)	39,487,644

			Real estate
		Secondary	information
	Primary real	real estate	and	Real estate
	estate agency	brokerage	consulting	online	Other
2009	services	services	services	services	services	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	183,154,000	28,447,714	61,707,295	13,829,937	12,399,710	—	299,538,656
Cost of revenues	(55,655,737)	(1,877,546)	(1,865,697)	(4,930,280)	(6,014,185)	—	(70,343,445)
Selling, general and administrative expenses	(47,241,533)	(26,123,163)	(22,723,019)	(11,359,944)	(6,338,251)	(11,935,269)	(125,721,179)
Gain from settlement of pre-existing relationship	—	—	2,100,832	—	—	—	2,100,832

Income (loss) from operations	80,256,730	447,005	39,219,411	(2,460,287)	47,274	(11,935,269)	105,574,864
Interest expenses	—	—	—	—	—	(215,854)	(215,854)
Interest income	591,772	29,130	166,521	23,722	29,557	198,087	1,038,789
Other income (expense), net	1,842,672	279,030	2,481,451	5,814	(1,810)	4,173,213	8,780,370

Income (loss) before taxes and equity in affiliates	82,691,174	755,165	41,867,383	(2,430,751)	75,021	(7,779,823)	115,178,169
Income tax benefit (expense)	(15,981,753)	2,204,395	(6,710,032)	957,085	(393,776)	—	(19,924,081)

Income (loss) before equity in affiliates	66,709,421	2,959,560	35,157,351	(1,473,666)	(318,755)	(7,779,823)	95,254,088
Income from equity in affiliates	112,628	—	—	22,015,607	—	—	22,128,235

Net income (loss)	66,822,049	2,959,560	35,157,351	20,541,941	(318,755)	(7,779,823)	117,382,323

			Real estate
		Secondary	information
	Primary real	real estate	and	Real estate
	estate agency	brokerage	consulting	online	Other
2010	services	services	services	services	services	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	173,081,747	20,892,641	75,110,282	66,804,671	20,635,786	—	356,525,127
Cost of revenues	(62,946,388)	(890,545)	(3,016,516)	(26,361,391)	(11,631,655)	—	(104,846,495)
Selling, general and administrative expenses	(46,975,421)	(29,429,044)	(35,214,081)	(54,741,152)	(8,978,057)	(23,087,167)	(198,424,922)

Income (loss) from operations	63,159,938	(9,426,948)	36,879,685	(14,297,872)	26,074	(23,087,167)	53,253,710
Interest income	1,035,826	35,213	1,156,337	286,154	114,293	180,008	2,807,831
Other income (expense), net	1,845,960	195,509	2,360,398	(22,831)	726,952	483,181	5,589,169

Income (loss) before taxes and equity in affiliates	66,041,724	(9,196,226)	40,396,420	(14,034,549)	867,319	(22,423,978)	61,650,710
Income tax benefit (expense)	(9,987,481)	334,285	(2,911,786)	455,815	(587,067)	—	(12,696,234)

Income (loss) before equity in affiliates	56,054,243	(8,861,941)	37,484,634	(13,578,734)	280,252	(22,423,978)	48,954,476
Loss from equity in affiliates	(2,277)	—	(271,300)	(5,085)	—	—	(278,662)

Net income (loss)	56,051,966	(8,861,941)	37,213,334	(13,583,819)	280,252	(22,423,978)	48,675,814

Geographic
Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.
Major customers
Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Customer A	32,498,047	70,541,996	58,986,246
Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2009	2010
	$	$
Customer B	19,021,127	*

*	indicates the accounts receivable from the customer was less than 10% as of the stated year end.

Details of the customer deposits from customers accounting for 10% or more of total net customer deposits are as follows:

	As of December 31,
	2009	2010
	$	$
Customer C	13,912,841	14,344,620
Customer D	*	44,000,000
Customer E	7,322,550	*
Customer F	7,322,550	*
Customer G	4,393,530	*

*	indicates the customer deposits from customers was less than 10% as of the stated year end.
18. Related Party Balances and Transactions
Amounts due from related parties are comprised of the following:

	As of December 31,
	2009	2010
	$	$
Customer and supplier	17,146	19,447
Other	1,025,157	—

Total amounts due from related parties	1,042,303	19,447

Amounts due to related parties are comprised of the following:

	As of December 31,
	2009	2010
	$	$
Management	1,050,000	787,500
Other	—	4,367,157

Total amounts due to related parties	1,050,000	5,154,657

(a) Customer and supplier
Transactions with customers who are related parties are as follows:

	Years Ended December 31,
	2008	2009	2010
	$	$	$
Revenue — Shanghai Yueshun Real Estate Development Co., Ltd.	321	102,708	7,139

	As of December 31,
	2009	2010
	$	$
Accounts receivable — Shanghai Yueshun Real Estate Development Co., Ltd.	17,146	19,447

Shanghai Yueshun Real Estate Development Co., Ltd., is partially owned by Mr. Xin Zhou, the Group’s executive chairman.
(b) Management
The amount due to management represents consideration paid by management for unvested restricted shares.

(c) Affiliates
Amounts due from (to) affiliates are comprised as the following:

	As of December 31,
	2009	2010
	$	$
E-House China Real Estate Investment Fund I, L.P. (1)	1,025,157	(4,000,000)
Shanghai Yueshun Real Estate Development Co., Ltd.(2)	—	(6,077)
Shanghai Jin Yue Real Estate Development Co., Ltd. (3)	—	(361,080)
Notes:

(1)
Entity is partially owned by Xin Zhou and Neil Nanpeng Shen, directors of the Company (note (d) below). The amount receivable represents payment made on behalf of E-House China Real Estate Investment Fund I, L.P. As of December 31, 2009, the balance was unsecured, interest free and had no fixed repayment term. The amount was repaid in March 2010. In December 2010, the Group received $4 million on behalf of E-House China Real Estate Investment Fund I, L.P., which was unsecured, interest free and had no fixed repayment term. The amount was repaid in January 2011.

(2)	Xin Zhou is a director of the entity. The amount payable is the rental income received by the Group on behalf of the entity.

(3)	Xin Zhou is a director of the entity. The amount payable is rental expense paid by the entity on behalf of E-Commercial (Shanghai) Real Estate Advisory Co, Ltd.
(d) Real Estate Investment Fund Management
In January 2008, the Group formed E-House China Real Estate Investment Fund I, L.P. (the “Fund”), which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner. The general partner will receive annual management fee and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, the Group’s executive chairman, and Mr. Neil Nanpeng Shen, director of the Company, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. The Group has no investment in the Fund.
The Group earned $1 million in management fees from the Fund during the years ended December 31, 2008, 2009 and 2010.
The Group earned $1.3 million in management fees from Shengyuan Center (Note 4) in 2010.
In April 2010, the Group formed E-House Shengquan Equity Investment Center(“Shengquan Center”), which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner will receive annual management fee and carried interest on a success basis. Mr. Xin Zhou, the Group’s executive chairman, had an investment commitment of RMB9 million ($1.4 million) to Shengquan Center, half of which was paid in May 2010. The Group earned $0.4 million in management fees from Shengquan Center in 2010. The Group has no investment in Shengquan Center.
19. Commitments and Contingencies
(a) Operating lease commitments
The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 60 months and are renewable upon negotiation. Rental expenses were $9,166,106, $10,765,209 and $15,475,718 for the years ended December 31, 2008, 2009 and 2010, respectively.
Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2010 were as follows:

Year ending December 31	$
2011	13,362,603
2012	9,991,118
2013	5,701,440
2014	1,473,001
2015	606,128

Total	31,134,290

(b) Baidu’s web channels commitments
In August 2010, the Group entered into a cooperation agreement with a four-year term with Baidu for the exclusive rights to build and operate Baidu’s web channels related to real estate and home furnishing.

Future minimum payments under the non-cancelable agreement at December 31, 2010 were as follows:

Year Ending December 31	$
2011	7,549,800
2012	7,549,800
2013	7,549,800

Total	22,649,400

(c) Fund investment commitments
The Group had an investment commitment of RMB65 million (equivalent to $9.6 million) to the Shengyuan Center (Note 4), half of which was paid in February 2010. The remaining half of the investment commitment is payable on or about July 15, 2011.
(d) Contingencies
The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse effect on its business, assets or operations.
The Group has a clawback obligation to the Fund for which the Group acts as the general partner. Carried interest is subject to clawback to the extent that the limited partners have not received a certain level of aggregate distributions or the carried interest exceeds a certain level based on cumulative results. The Group did not recognize any carried interest income for the years ended December 31, 2009 and 2010; nor did the Group have any clawback obligations for those periods.
20. Subsequent Events
In March 2011, the Group acquired Firmway Holdings Limited (“Firmway”), which holds a 20-year lease for a building in Shanghai, which the Group intends to use as its corporate offices upon construction completion. The Group acquired Firmway for $12 million from the Fund.
In March 2011, CRIC granted 2,782,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price of $7.02 per share pursuant to CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of two to three years. CRIC expects to recognize $11.0 million in compensation expense ratably over the vesting period.
In March 2011, CRIC was authorized, but not obligated, by its board of directors to repurchase up to $50 million of CRIC’s ADSs within one year.
In March 2011, the Company’s board of directors approved the Company’s payment of a cash dividend of $0.25 per ordinary share ($0.25 per ADS), which will be payable on or about April 25, 2011 to shareholders of record as of the close of business on April 6, 2011.
In March 2011, the Company was authorized, but not obligated, by its board of directors to repurchase up to $50 million worth of its own ADSs within one year.