Form 20-F
period 2011-12-31
E-HOUSE (CHINA) HOLDINGS LTD
filed 2012-04-24
CIK 1405658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

17/F, East Tower No. 333 North Chengdu Road Shanghai 200041 People’s Republic of China
(Address of principal executive offices)

Bin Laurence E-House (China) Holdings Limited 17/F, East Tower No. 333 North Chengdu Road Shanghai 200041 People’s Republic of China Phone: +86 21 6133 0808 Facsimile: +86 21 6133 0707
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

81,169,317 ordinary shares, par value $0.001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

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

•                  “HKD” or “Hong Kong dollars” refers to the legal currency of the Hong Kong Special Administrative Region;

•                  “primary real estate market” refers to the market for newly constructed residential and commercial real properties, and “primary real estate agency services” refers to agency services provided for the primary real estate market;

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “secondary real estate market” refers to the market for existing residential and commercial real properties, and “secondary real estate brokerage services” refers to brokerage services provided for the secondary real estate market;

•                  “shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share;

•                  “we,” “us,” “our company,” “our” or “E-House” refers to E-House (China) Holdings Limited, a Cayman Islands company, its predecessor entities and its subsidiaries and consolidated variable interest entities; and

•                  “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

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

ITEM 2.                                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                  KEY INFORMATION

A.                                   Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	As of and for the Years Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	121,016	154,487	299,538	356,525	401,625
Cost of revenues	(23,510)	(31,856)	(70,343)	(104,846)	(163,044)
Selling, general and administrative expenses	(45,546)	(77,197)	(125,721)	(198,425)	(286,688)
Gain from settlement of pre-existing relationship	—	—	2,101	—	—
Goodwill impairment charge	—	—	—	—	(417,822)
Income (loss) from operations	51,960	45,434	105,575	53,254	(465,929)
Net income (loss)	43,750	39,488	117,382	48,676	(465,020)
Less: net income (loss) attributable to non-controlling interest	2,024	(88)	17,104	12,522	(194,663)
Net income (loss) attributable to E-House shareholders	41,726	39,576	100,278	36,154	(270,357)
Earnings (loss) per ordinary share and ADS(1):
Basic	$0.62	$0.48	$1.26	$0.45	$(3.39)
Diluted	$0.56	$0.48	$1.25	$0.44	$(3.39)
Dividends per ordinary share:
Basic	—	—	—	0.25	0.25
Weighted average number of ordinary shares used in per share calculations:
Basic	60,386,083	81,818,972	79,643,079	80,287,171	79,769,823
Diluted	74,555,709	82,110,430	80,456,210	81,302,622	79,769,823

Consolidated Balance Sheet Data:
Cash and cash equivalents	101,148	225,663	548,062	543,818	392,005
Total assets	329,553	519,913	1,472,125	1,558,267	1,143,698
Total current liabilities	54,510	108,672	115,147	140,099	176,097
Total E-House shareholders’ equity	271,173	403,298	857,766	901,100	633,362

Note:                   (1) Each ADS represents one ordinary share.

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the certified exchange rate in effect on December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 20, 2012, the certified exchange rate was RMB6.3080 to US$1.00.

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

	Exchange Rate
Period	Period End	Average(1)	Low	High
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3380	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

Source:  Federal Reserve Statistical Release

(1)               Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                     Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

Our business is susceptible to fluctuations in the real estate market of China, which may materially and adversely affect our revenues and results of operations.

We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in real estate prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. For example, following a period of rising real estate prices and transaction volumes in most major cities, the industry experienced a severe downturn in 2008, with transaction volumes in many major cities declining by more than 40% compared to 2007. Average selling prices also declined in many cities during 2008. In 2009, China’s real estate market rebounded and many cities have experienced increases in real estate prices and transaction volumes. This rebound coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Although overall transaction volume and selling prices continued to increase in 2010, the market experienced high volatility, with higher transaction volumes in certain months and lower transaction volume in others, mainly as a result of stringent measures implemented by the Chinese government in an effort to curb perceived unsustainable growth in the real estate market. The announcement and implementation of more restrictive measures in early 2011, combined with further credit tightening, resulted in a severe downturn in the real estate market with a continuing fall of overall transaction volume in many major cities in 2011. These measures have affected and may continue to affect the growth of the PRC real estate market. See “—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

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

In late 2009, the PRC government started tightening its real estate policies in response to rising property prices and perceptions of widespread property speculation. Certain exemptions or reduced transaction taxes implemented in 2008 were allowed to expire on December 31, 2009 and, as a result, the business tax on total proceeds from the resale of high-end and large-sized residential properties held for less than five years was re-imposed. The China Banking Regulatory Authority withdrew its earlier policy and emphasized the minimum 40% down payment requirement for mortgages for second properties.

In March 2010, the Ministry of Land and Resources issued a circular to further strengthen the supervision of land supply, requiring a real estate developer to pay at least 50% of the land premium within one month and 100% within one year after the land use right contract is executed. In April 2010, the State Council issued the Circular on Firmly Restraining Soaring Housing Prices in Certain Cities. According to this circular,

•                  The down payment for the first self-use housing unit purchased by a family with a gross construction area of more than 90 square meters must be no less than 30% of the purchase price;

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

•                  All municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period. To implement this requirement, local governments of more than thirty cities, including Beijing, Shanghai, Chongqing, Shenzhen and other major cities, have introduced local rules of house-buying restrictions in 2011;

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

In May 2011, the Ministry of Land and Resources issued the 2011 plan of land supply for housing purposes, which requires each local land administrative authority to ensure the land supply for 10 million units of welfare housing in 2011 throughout the country. During 2011, the government also provided for several favorable policies to support the development of welfare housing for low-income people, including governmental subsidies, priority in land supply, exemption for certain land premium for welfare housing land, deduction and exemption for certain tax and administrative charges, and preferential terms for loans granted to welfare housing developers.

In February 2012, the Ministry of Land and Resources issued another circular to further strengthen the regulations and the control over land supply, which provides that, the land supply volume for the year 2012 must be generally equivalent to or above the average volume of actual land supply in the past five years, and the land supply for welfare housing, shanty rebuilding and small or medium-sized ordinary housing must account for at least 70% of the total. The circular further requires that, for land with a quarterly price increase over 10%, each municipal land and resource authority must promptly report to the local government and provincial authority and make filing with the Ministry of Land and Resources, explaining the reason for such price increase and proposing solutions to curb such increase.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. Economic conditions in China are sensitive to global economic conditions.  Any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Failure to maintain or enhance our brands or image could have a material and adverse effect on our business and results of operations.

We believe our “E-House” brand is associated with a leading integrated real estate services company with consistent high-quality services among both real estate developers and individual real estate buyers in China. Our “CRIC” brand is associated with a leading real estate information and consulting service provider and the “Leju” brand is associated with a leading real estate online platform in China. In August 2011, we started to use “EJU” brand to operate our real estate e-commerce platform. Our brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which could have a material and adverse effect on our business and results of operations.

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

Since 2008, we have formed strategic alliances with a number of leading real estate developers in China including China Vanke Co., Ltd., or Vanke; Evergrande Real Estate Group, or Evergrande; Shanghai Industrial Urban Development Group Limited, or Shanghai Industrial Urban; Star River Property Holding Limited, or Star River; COFCO Property (Group) Co. Ltd., or COFCO; Glorious Property Holding Limited, or Glorious Property; Country Garden Holdings Co. Ltd., or Country Garden; Gemdale (Group) Co., Ltd., or Gemdale; Greentown China Holdings Limited, or Greentown; and Agile Property Holdings Ltd., or Agile. The success of these strategic alliances depends on, among others, our successful sales and marketing of the projects and properties and the developers’ ability to make timely delivery of properties in satisfactory quality and quantity. If we fail to successfully market and sell these new properties, we may not be able to continue the existing strategic alliances or enter into new strategic relationships with leading real estate developers and our anticipated growth and prospects may be materially and adversely affected.

In October 2009, our subsidiary, China Real Estate Information Corporation, or CRIC, acquired the real estate online business of SINA Corporation, or SINA, concurrent with CRIC’s initial public offering. In August 2010, we launched real estate channels on the websites of Baidu, Inc., or Baidu. Pursuant to the strategic cooperation agreement with Baidu, we obtained a four-year exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing. In August 2011, we expanded the strategic partnership with Baidu. Under the new strategic partnership agreement, we became Baidu’s premier strategic online real estate partner and have the exclusive right to sell Baidu’s real estate Brand Link product, which is one form of keyword advertising, for a term of three years. We have limited experience in operating a real estate online business, especially the Baidu related channels and products, which in turn may also adversely affect our growth and prospects.

In August 2010, we started a new business initiative to focus on providing integrated services in the non-residential real estate market, such as office and commercial real estate. As of the date of this annual report, this business has not generated material amount of revenues. Our experience and expertise have been concentrated in the residential real estate sector. Failure to establish a meaningful presence and brand in the non-residential sector and generate revenues and profits could adversely affect our results of operations and growth prospects.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

We have experienced substantial growth since our inception. We increased our revenues from $121.0 million in 2007 to $401.6 million in 2011, representing a compound annual growth rate, or CAGR, of 35.0%. We intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

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

Although we are one of the largest real estate services companies in China, our relative competitive position varies significantly by service type and geographic area. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels or ensure that we will not encounter increased competition. Some of our competitors, such as World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited and SYSWIN Inc., may have smaller aggregate businesses than us, but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as Jones Lang LaSalle and Centaline Group. These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.

In addition, we expect more companies to enter the real estate online service industry in China and a wider range of real estate online services to be introduced. As the real estate online services industry in China is relatively new and constantly evolving, existing or future competitors of our real estate online business may be able to better position themselves to compete as the industry matures. The current competitors of our real estate online business include general Internet portals, such as sohu.com, vertically integrated real estate Internet portals, such as soufun.com and anjuke.com, certain specialized or local websites, and traditional advertising media. Some of these websites may have a larger user base, better brand recognition or stronger market influence. It is also possible that websites with large traffic may decide to provide real estate-related listing and other advertising services. Moreover, regionally and locally focused websites providing regional real estate listings together with localized services have offered and may continue to offer strong competition in the regions that we operate.

Our results of operations and cash flows may fluctuate due to seasonal variations in the real estate market and the non-recurring nature of our services provided to real estate developers.

Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activities during the winter and the Chinese New Year holiday period, which falls within the first quarter each year.

We generated a majority of our total revenues from services provided to real estate developers, and expect to continue to rely on real estate developers to generate a significant portion of our revenues for the foreseeable future. Revenues from our services to real estate developers are typically generated on a project-by-project basis. The timing of obtaining sales permits varies from project to project and is subject to uncertain and potentially lengthy delays as developers need to obtain a series of other permits and approvals related to the development before obtaining the sales permit.

It is therefore difficult to predict the interval between the time we sign the agency agreements and the time we launch the sale for the projects. We recognize commission revenue from our primary real estate agency services upon achieving the successful sale of a property unit. “Successful sale,” as defined in individual contracts with our developer clients, depends on, among other things, the delivery of the down payment and some purchasers may not deliver the down payments on time. This makes it difficult for us to forecast revenues and increases period-to-period fluctuations.

For some of our consulting projects in relation to land acquisition and property development, we agree to a fixed fee arrangement conditional upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. Because such consulting projects may take anywhere from a month to a year to perform, the timing of recognizing revenues from such projects may cause fluctuations in our quarterly revenues and even our annual revenues. Furthermore, difficulty in predicting when these projects will begin and how long it will take for us to complete them makes it difficult for us to forecast revenues.

In addition, we have in the past entered into, and expect to continue to enter into, contracts from time to time with developers requiring us to pay deposits, which has from time to time resulted in our operating with negative cash flows or, if we fail to recover such deposits, could have a material and adverse effect on our liquidity, financial condition and results of operations.

Our reliance on a concentrated number of real estate developers may materially and adversely affect us.

Revenues derived from services we rendered to the top ten clients in each of 2009, 2010 and 2011 accounted for approximately 50.6%, 42.8% and 25.7%, respectively, of our total revenues. One real estate developer client accounted for over 10% of our total revenues in each of 2009, 2010 and 2011. In the future, these real estate developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all. Should these real estate developers terminate or substantially reduce their business with us and we fail to find alternative real estate developers to provide us with revenue-generating business, our financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle our accounts receivable, which could materially and adversely affect our results of operations.

As part of the industry practice, many of our developer clients elect to settle our commission and other service fees only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients and collect the funds owed to us. This also results in large accounts receivable balances. As of December 31, 2011, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $244.1 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.

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

If the real estate online market fails to grow as we expect, or if we fail to implement our growth strategies for our real estate online operations, our business and results of operations will be adversely affected.

Our real estate online business currently relies on online advertising as its main source of revenue. However, online advertising in China is still a relatively new business and many of our potential advertising clients have limited experience using the Internet for advertising purposes. In particular, advertisers in the real estate sector in China have traditionally relied more heavily on other advertising media, such as television, newsprint, magazines and outdoor advertising. If the Internet does not continue to develop as a viable marketplace for real estate and home-related contents and information, our online advertising business may be negatively affected.

If we fail to implement our growth strategies for our real estate online operations, our business and results of operations would be adversely affected. In August 2011, we launched a new real estate e-commerce platform. The e-commerce platform, operated on www.eju.com, seeks to provide comprehensive online-to-offline real estate agency services by combining our primary real estate agency and secondary brokerage services and our real estate online services. As of the date of this annual report, this e-commerce platform has not generated material revenue. We have limited experience in operating a real estate e-commerce business and may encounter difficulties in our efforts to integrate offline primary agency and secondary brokerage services with online services, which in turn may also adversely affect our growth and prospects.

If we fail to maintain our relationship with SINA in relation to our real estate online operations, our business and results of operations could be materially and adversely affected.

CRIC acquired SINA’s real estate online business concurrent with its initial public offering in October 2009. To a large extent, the operations and revenues of our real estate online business relies on SINA’s cooperation with us. Following the recent completion of our merger with CRIC, SINA is currently our largest shareholder. See “Item 4. Information on the Company—A. History and Development of the Company.” The domain names of some major websites of our real estate online business are owned by SINA and licensed to us. A significant proportion of users of these websites are linked through SINA’s other websites. Pursuant to an advertising agency agreement with SINA, which will remain effective until the end of 2019, we are the exclusive agent of SINA for selling advertising to the real estate advertisers. There is no guarantee we will be able to continue to receive the same level of support from SINA. If for any reason SINA terminates the advertising agency agreement or any of the other agreements or otherwise reduces its support for our real estate online operations, our real estate online business may be materially and adversely affected.

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. Mr. Xin Zhou, our co-chairman and chief executive officer, is particularly important to our future success due to his substantial experience and reputation in the real estate industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

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

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We believe our trademarks and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the Cayman Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

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

We have collected and compiled in our CRIC system real estate-related news, articles, reports, floor plans, architectural drawings, maps and other documents and information prepared by third parties. Because the content in our database is collected from various sources and distributed to others, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. Although we do not use the information we obtain from clients during the course of providing real estate consulting services, the same information derived from other sources may be found in our database. In such cases, we could be subject to breach of confidentiality or similar claims, whether or not having merit, by those clients. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Any lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could have a material impact on our ability to operate or market our CRIC system, harm our reputation and have a material and adverse affect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of the data we offer to our clients could be reduced, or our methodologies or services could change, which may adversely affect the usefulness of our CRIC system and our ability to attract and retain clients.

If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.

Due to the broad geographic scope of our operations and the wide variety of real estate services we provide, we are subject to numerous national, regional and local laws and regulations specific to the services we perform. Pursuant to the Foreign Investment Industrial Guidance Catalogue, the real estate brokerage and real estate consulting services are among the restricted foreign investment industries. Establishment of or investment in any new indirect subsidiaries in these restricted industries by our PRC subsidiaries directly is, and by our PRC subsidiaries indirectly through their subsidiaries may be, subject to approval of the Ministry of Commerce or its relevant local counterparts.

If we fail to properly file records or to obtain or maintain the licenses and permits for conducting our businesses, or fail to procure the approvals for our establishment of or investment in any new indirect subsidiaries engaged in real estate brokerage or consulting services in China, the relevant branch office or subsidiary may be ordered to cease conducting the relevant real estate services and be subject to warning, fines and revocation of its licenses. Given the large size and scope of real estate sale transactions, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance are significant.

In addition to the licenses for our operations, our secondary real estate brokers are required to have the requisite qualification licenses to engage in secondary real estate brokerage services. These licenses must be renewed every one or two years. We are not certain that our secondary real estate brokers can obtain or renew these licenses in a timely manner, if at all. As the State Administration for Industry and Commerce, or its local counterparts, will only issue a license to us to set up and operate a secondary real estate brokerage storefront in certain cities when the storefront has at least five licensed real estate brokers, our business could suffer if our secondary real estate brokers are unable to obtain or renew these qualification licenses in those cities.

Currently we provide access to our CRIC database on the Internet mainly through Shanghai CRIC Information Technology Co., Ltd., or Shanghai CRIC, our wholly-owned subsidiary. If relevant PRC governmental authorities deem this to be provision of Internet information services under applicable PRC laws and regulations, they may require Shanghai CRIC to obtain a value-added telecommunications business operating license, or ICP license, to continue to provide access to CRIC database through the Internet, and Shanghai CRIC could be subject to fines and penalties for operating this business without the proper license. Moreover, because wholly foreign-owned enterprises like Shanghai CRIC are not permitted to obtain an ICP license or engage in “market survey” activities in China, we would need to restructure our operations to have one of our consolidated variable interest entities carry out these activities.

In addition, Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, Shanghai Yi Xin E-Commerce Co., Ltd., or Shanghai Yi Xin, and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu, our consolidated variable interest entities operating our real estate online business, are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including an ICP license. These licenses are essential to the operation of our real estate online business and are generally subject to annual review by the relevant governmental authorities. In addition, Beijing Leju, Shanghai Yi Xin and/or Beijing Jiajujiu may be required to obtain additional licenses, such as an Internet publication license, an Internet news information services license or an Internet and network transmission video and audio program license, if it is deemed by the government authorities to conduct the relevant businesses.

If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries, consolidated variable interest entities and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, sanctions or liabilities, which in turn could materially and adversely affect our business.

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

Failure to achieve and maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material and adverse effect on our business, results of operations and the trading price of our ADSs.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2011. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may not be able to effectively identify or pursue targets for acquisitions or investments, and even if we complete such transactions, we may be unable to successfully integrate them into or realize the anticipated benefits to our business, which may adversely affect our growth and results of operations.

Strategic acquisitions and investments have been an important factor in the growth and success of our business. In October 2009, CRIC acquired SINA’s 66% equity interest in COHT concurrent with its initial public offering and became the sole shareholder of COHT. Since then, we have been integrating the acquired operations, services, corporate culture and personnel into our business and operations, and have started to realize the expected synergies. We also completed a few other acquisitions of smaller scale.

We may continue to selectively acquire or invest in businesses that complement our existing business. We may not, however, be able to identify suitable candidates for acquisitions or investments in the future. Even if we are able to identify suitable candidates, we may be unable to complete a transaction on terms commercially acceptable to us.

If we fail to identify appropriate candidates or complete the desired transactions, our growth and results of operations may be adversely affected.

On November 28, 2011, we signed a non-binding term sheet with IFM Investments Limited (operator of the Century 21 brokerage network), or Century 21 China Real Estate, and its founders, which proposed a transaction that would result in Century 21 China Real Estate issuing approximately 960 million new Class A ordinary shares to us and the founders of Century 21 China Real Estate at $0.0267 per share and we becoming Century 21 China Real Estate’s largest shareholder. We have since been in good faith negotiation of the detailed terms with Century 21 China Real Estate and its founders. In the meantime, we were made aware that one of Century 21 China Real Estate’s institutional shareholders took certain legal action in a Cayman court to prevent the proposed transaction from proceeding and that Century 21 China Real Estate and its founders have been in negotiation with this shareholder to resolve the matter. We are awaiting satisfactory resolution of this matter before proceeding further with the proposed transaction.

Even if we complete the desired acquisitions or investments, such acquisitions and investments may expose us to new operational, regulatory, market and geographic risks and challenges, including:

•                  diversion of our management’s attention and other resources from our existing business;

•                  our inability to maintain the key business relationships and the reputations of the businesses we acquire or invest in;

•                  our inability to retain key personnel of the acquired or invested company;

•                  uncertainty of entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions;

•                  failure to comply with laws and regulations as well as industry or technical standards of the markets into which we expand;

•                  our dependence on unfamiliar affiliates and partners of the companies we acquire or invest in;

•                  unsatisfactory performance of the businesses we acquire or invest in;

•                  our responsibility for the liabilities associated with the businesses we acquire, including those which we may not anticipate; and

•                  our inability to maintain internal standards, controls, procedures and policies.

Any of these events could disrupt our ability to manage our business. These risks could also result in our failure to derive the intended benefits of the acquisitions or investments, and we may be unable to recover our investment in such initiatives or may have to recognize impairment charges as a result.

Security breaches, computer viruses, “denial of service” and computer hacking attacks could harm our real estate information and online business.

As we further develop our real estate online services and further tap into the real estate e-commerce business, we are subject to an increasing risk of security breaches, computer viruses, interruptions of access through the use of “denial of service” attacks, computer hacking or similar attacks. Although we have not experienced security breach in the past, such attacks may occur to our CRIC system and other aspects of our real estate online operations in the future. Any security breach caused by hacking or other attacks, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions, loss, corruption or unavailability of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our real estate information and online businesses. Any loss or tampering of our CRIC system or any failure to maintain availability, performance, reliability and security of our network infrastructure or real estate information and online services to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new ones.

Any natural or other disasters, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. On May 12, 2008, a severe earthquake measuring approximately 8.0 on the Richter scale occurred in Sichuan province of China, resulting in significant casualties and property damage and a sharp decline in real estate transactions in the affected areas. On April 14, 2010, another earthquake struck China’s Qinghai Province causing severe damage and casualties in the area. As we do not have operations in Qinghai, this earthquake did not have material and adverse impact on our company. However, if any other similar disaster or extraordinary events were to occur in the area where we operate in the future, our ability to operate our business could be seriously impaired.

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

E-House (China) Holdings Limited, or E-House Holdings, is a Cayman Islands company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the advertising and Internet industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. We rely on Shanghai Tian Zhuo Advertising Co., Ltd., or Tian Zhuo, to operate our real estate advertising services business and on Beijing Leju to operate our real estate online business. We use Shanghai Yi Xin to operate our real estate e-commerce platform. Tian Zhuo, Beijing Leju and Shanghai Yi Xin hold the licenses and approvals that are essential for our business operations. We intend to use Beijing Jiajujiu to operate our online home furnishing websites.

We have entered into, through our wholly-owned subsidiaries, Shanghai CRIC, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, Shanghai Yi Yue Information Technology Co. Ltd., or Shanghai Yi Yue, and Beijing Maiteng Fengshun Science and Technology Co., Ltd., or Beijing Maiteng, a series of contractual arrangements with Tian Zhuo, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. These contractual arrangements provide us with the substantial ability to control Tian Zhuo, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo,” “—Contractual Agreements with Beijing Leju,” “—Contractual Agreements with Shanghai Yi Xin” and “—Contractual Agreements with Beijing Jiajujiu.”

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the advertising industry or the Internet business, or if the PRC government otherwise finds that we, Tian Zhuo, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information service companies, would have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements with Tian Zhuo, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with Tian Zhuo, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders to operate our real estate advertising business and our real estate online business. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo,” “—Contractual Agreements with Beijing Leju,” “—Contractual Agreements with Shanghai Yi Xin” and “—Contractual Agreements with Beijing Jiajujiu.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Tian Zhuo, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Tian Zhuo, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, and our ability to conduct our business may be negatively affected.

The shareholders of Tian Zhuo, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu may have conflicts of interest with us. Tian Zhuo is jointly owned by Mr. Xin Zhou, our founder, co-chairman and chief executive officer, and Mr. Xudong Zhu, a former director of CRIC and head of our advertising operations. Conflicts of interests between their dual roles as shareholders of Tian Zhuo and as directors or officers of our company may arise. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause Tian Zhuo and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Tian Zhuo and its subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between Mr. Zhou or Mr. Zhu and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and Mr. Zhou and Mr. Zhu, we would have to rely on legal proceedings, which could result in disruption of our business and as to the outcome of which there is substantial uncertainty.

In addition, Beijing Leju is jointly owned by Mr. Xudong Zhu and Mr. Zuyu Ding, our co-president, while Shanghai Yi Xin and Beijing Jiajujiu are jointly owned by Mr. Zuyu Ding and Mr. Weijie Ma, an employee of our company. These people may potentially have similar conflicts of interests as described above.

We are in the process of registering the equity pledges by the shareholders of Tian Zhuo, Shanghai Yi Xin and Beijing Jiajujiu, three of our consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledges successfully before the pledges are registered.

As part of the contractual arrangements, the shareholders of Tian Zhuo, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu entered into an equity pledge agreement with Shanghai CRIC, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, respectively. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge will not be effective as a security property right unless it has been perfected by registering with the relevant local office for the administration for industry and commerce. The pledge whereby the shareholders of Beijing Leju have pledged their equity interests in Beijing Leju has been registered with the local office for the administration for industry and commerce. The shareholders of Tian Zhuo, Shanghai Yi Xin and Beijing Jiajujiu are in the process of registering the pledges of the equity interests in Tian Zhuo, Shanghai Yi Xin and Beijing Jiajujiu respectively, and the equity pledges, as property rights, have not become effective under the PRC Property Rights Law. We cannot assure you that the shareholders of Tian Zhuo, Shanghai Yi Xin or Beijing Jiajujiu will ever be able to complete such registration procedures. Prior to the completion of such registrations, we may not be able to enforce the pledges successfully. As a result, if Tian Zhuo, Shanghai Yi Xin, Beijing Jiajujiu or their individual shareholders breach their obligations under the contractual arrangements, and there are third parties who have acquired ownership of, pledge over, or other rights and interests with respect to, the equity interests in Tian Zhuo, Shanghai Yi Xin or Beijing Jiajujiu, we would need to resort to legal proceedings to enforce our contractual rights under the equity pledge agreements, or the underlying agreements secured by the pledges.

Contractual arrangements we have entered into with Tian Zhuo, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Tian Zhuo, Beijing Leju Shanghai Yi Xin or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Tian Zhuo, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu do not represent an arm’s-length price and adjust the taxable income of Tian Zhuo, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Tian Zhuo, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or their subsidiaries, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Risks Related to Doing Business in China

Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the real estate industry is highly sensitive to business spending, credit conditions and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. While China’s economy has experienced significant growth in the past three decades, growth has been uneven across different periods, regions and among various economic sectors of China.

The PRC government may implement measures that are intended to benefit the overall economy even if they would be expected to have a negative effect on the real estate industry. For example, in January 2008, the State Council issued a Notice on Promoting Economization of Land Use, which urges the full and effective use of existing construction land and the preservation of farming land. In January 2011, the General Office of the State Council issued a Circular on Further Adjustment and Control on Real Estate Market, requiring all provincial capitals and other cities where the local housing prices are deemed to be extraordinarily high or to have risen rapidly to issue local rules to suspend the sale of housing units to certain buyers.

The real estate industry is particularly sensitive to credit policies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the global and Chinese economic downturn in 2008, the PRC government promulgated several measures aimed at stimulating economic growth. China’s central bank decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in late 2008 and kept them unchanged in 2009. Since 2010, however, the Chinese central bank has gradually tightened overall monetary policy, through raising a combination of the benchmark interest rates and the statutory deposit reserve ratio for commercial banks, in order to prevent a potential overheating of the Chinese economy and to keep inflation under control. The central bank raised the statutory deposit reserve ratio six times in 2010 and six times in the first half of 2011 in an effort to curb credit expansion. These rate increases, together with the PRC government’s other restrictive policies, have had a significant negative impact on the growth of the Chinese real estate industry. Although the Chinese central bank started to lower the statutory deposit reserve ratio beginning in late 2011, any future monetary tightening may reduce the overall liquidity in the economy and reduce the amount of credit available for real estate purchase. Higher interest rates may increase the borrowing cost for buyers who rely on mortgage loans to finance their real estate purchase. These could negatively affect the total demand for real estate purchase and adversely affect our operating and financial results.

We cannot assure you that China will continue to have rapid or stable economic growth in the future or that changes in credit or other government policies that are intended to create stable economic growth will not adversely impact the real estate industry.

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

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Restrictions on currency exchanges between RMB and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

Fluctuation in the value of the RMB may have a material and adverse effect on your investment.

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

As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and variable interest entities in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

SAFE issued a public notice, commonly referred to as Circular No. 75, in October 2005 requiring PRC domestic residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents who are beneficial owners of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident beneficial owners are also required to amend their registrations with the local SAFE branch in certain circumstances. SAFE subsequently issued relevant guidance and rules to its local branches, which provide for more specific and stringent supervision of the SAFE registration under Circular No. 75. We are aware that our PRC resident beneficial owners subject to the SAFE registration requirements have registered with the Shanghai SAFE branch.

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

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC employees who have been granted stock options are subject to this rule and we have registered our existing employee stock ownership plan and stock option plan with SAFE Shanghai Branch. However, if there is any change to our existing employee stock ownership plan or stock option plan, we cannot assure you that we and our PRC optionees will be able to amend such registration in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Share Options.”

PRC regulations relating to acquisitions in China may subject us to requisite approval by the Ministry of Commerce and the failure to obtain such approval could have a material and adverse effect on our business, results of operations, reputation and trading price of our ADSs.

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

If the Ministry of Commerce subsequently determines that their approval was required for such contractual arrangements, we may need to apply for a remedial approval. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Inability to obtain such approval or waiver from the Ministry of Commerce may have a material and adverse effect on our business. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of our U.S. dollars funds into the PRC, or take other actions that could have further material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the PRC Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the PRC Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the PRC Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the PRC Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that our business is not in an industry related to national security but we cannot preclude the possibility that the PRC Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our holding company relies principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of our PRC subsidiaries to make payments to our holding company could have a material and adverse effect on its ability to fund our operations, make investments or acquisitions, or pay dividends.

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

As an offshore holding company of our PRC operating subsidiaries, E-House Holdings may make loans to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies.”

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also recognized as a qualified software enterprise in September 2008 and was further approved by the local tax authority in May 2010 and, thus, it is likewise eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. However, qualified software enterprise status is subject to annual review. Shanghai SINA Leju and Shanghai CRIC are in the process of completing the annual review for 2011. If Shanghai SINA Leju or Shanghai CRIC fails to maintain software enterprise status in any annual review, their applicable enterprise income tax rate may increase to up to 25%, which could have a material and adverse effect on our financial condition and results of operations.

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

Our business benefits from tax-related government incentives and discretionary policies. Expiration of, or changes to, these incentives or policies could have a material and adverse effect on our results of operations.

Since 2009, Shanghai CRIC has been granted certain governmental financial subsidies by the Zhabei District government in Shanghai. Local governments may decide to reduce or eliminate subsidies at any time. In addition, we cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries and consolidated variable interest entities. Furthermore, local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes. Since 2007, we have been required under U.S. GAAP to accrue taxes for these contingencies. Any change in accounting requirements for reporting tax contingencies, any reduction or elimination of subsidies or any retroactive imposition of higher taxes could have an adverse effect on our results of operations.

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

Under the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), effective on October 1, 2009, our Hong Kong subsidiaries need to obtain approval from the relevant local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. The PRC State Administration of Taxation further clarified in a circular that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as “beneficial owners” of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.

In addition, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside of China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. A subsequent circular issued by the State Administration of Taxation provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC.

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

We are a Cayman Islands company and a foreign person under PRC law. Pursuant to the latest Foreign Investment Industrial Guidance Catalogue, the PRC government classifies real estate agency companies and real estate brokerage companies within the restricted category for foreign investment. Accordingly, we would require approval from the Ministry of Commerce or its local branch in order to establish new PRC operating entities or to increase the registered capital of our existing PRC operating entities. It may be difficult and time-consuming for us to obtain such approval, or we may not be able to obtain it at all. Accordingly, these approval requirements may hamper our ability to expand our real estate agency and brokerage business in China.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and as such investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be volatile.

The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•                  actual or anticipated fluctuations in our quarterly results of operations;

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

The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In 2011, some China-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the market price of our ADSs. In 2011, the closing price of our ADSs on the New York Stock Exchange, or the NYSE, varied from a high of $16.25 to a low of $4.02.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we have 119,954,905 ordinary shares outstanding, 2,058,184 of which have been issued to our depositary and reserved for future grants under our share incentive plan, and approximately 24.0% of which are available for sale, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. In addition, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. If any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by non-controlling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. Holders.

In light of our significant cash balances and because the value of our assets for purposes of the PFIC test is generally determined by reference to the market price of our ADSs and ordinary shares, we may have been a PFIC for the taxable year ended December 31, 2011, and may continue to be, or become, a PFIC in future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets that we hold in assets that produce active income.  In addition, it is possible that one or more of our subsidiaries may have been a PFIC in the past and may be or become PFICs in future taxable years.  A non-United States corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules.  Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years.  Accordingly, a U.S. Holder, who acquires our ADSs or ordinary shares during the current taxable year ending 2012 or subsequent taxable years, should, to the extent an election is available, consider making a “mark-to-market” election in first taxable year of such holder’s holding period to avoid owning PFIC-Tainted Shares.

See the discussion under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

ITEM 4.                                  INFORMATION ON THE COMPANY

A.                                   History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries and consolidated variable interest entities. We commenced operations in 2000 through Shanghai Real Estate Sales (Group) Co., Limited, or E-House Shanghai, a limited liability company established in China, and its subsidiaries and affiliates. One of the initial investors of E-House Shanghai was our co-chairman and chief executive officer, Mr. Xin Zhou. In August 2004, we established our holding company, E-House Holdings, in the Cayman Islands as an exempted company with limited liability. After a series of transactions, E-House Shanghai became a wholly-owned subsidiary of E-House Holdings in April 2005 and that E-House Holdings was owned by the same group of investors with the same ownership proportions as E-House Shanghai prior to these transactions.

In April 2006, we issued and sold an aggregate of 22,727,272 Series A preferred shares to a group of private equity investors. Each Series A preferred share was automatically converted to 0.58 ordinary shares upon our initial public offering in August 2007. On August 8, 2007, our ADSs began trading on the NYSE under the ticker symbol “EJ.” Including the exercise of an over-allotment option, we issued and sold a total of 13,167,500 ADSs, representing 13,167,500 ordinary shares, and the selling shareholders sold an additional 3,622,500 ADSs, representing 3,622,500 ordinary shares, in each case at an initial public offering price of $13.80 per ADS. On February 1, 2008, we completed our second public offering, in which we issued and sold a total of 6,000,000 ADSs, representing 6,000,000 ordinary shares, and a selling shareholder sold an additional 900,000 ADSs, representing 900,000 ordinary shares, in each case at a public offering price of $17.00 per ADS.

On October 16, 2009, our subsidiary CRIC listed its ADSs, each representing one ordinary share of CRIC, on the NASDAQ Global Select Market in connection with an initial public offering. CRIC issued a total of 20,700,000 ADSs at a public offering price of $12.00 per ADS in connection with its initial public offering. Concurrent with completion of the initial public offering, CRIC also acquired SINA’s real estate online business. Following these transactions, we remained the majority shareholder of CRIC, holding 50.04% of CRIC’s total outstanding shares at the time, and SINA became CRIC’s second largest shareholder holding 33.35% of CRIC’s total outstanding shares at the time.

On December 28, 2011, we entered into a merger agreement with CRIC and a wholly-owned subsidiary we established in the Cayman Islands, or the Merger Sub. Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub would be merged with and into CRIC, with CRIC continuing as the surviving corporation and a wholly-owned subsidiary of ours. CRIC’s board of directors, acting upon the unanimous recommendation of the special committee composed solely of CRIC directors not affiliated with us or Merger Sub, approved the merger agreement and the merger and resolved to recommend that CRIC’s shareholders vote to approve the merger agreement and the merger. The special committee negotiated the terms of the merger agreement with the assistance of its financial and legal advisors.

Completion of the merger was subject to the approval by an affirmative vote of shareholders (i) representing two-thirds or more of the CRIC ordinary shares present and voting in person or by proxy at a meeting of CRIC shareholders, and (ii) holding a majority of the outstanding ordinary shares of CRIC other than the Excluded CRIC Shares, as well as certain other customary closing conditions. On April 19, 2012, CRIC held an extraordinary general meeting of shareholders and received the necessary approval on the merger agreement and the merger. The merger was completed and the plan of merger became effective on April 20, 2012, or the Effective Time.

At the Effective Time, CRIC became a privately-held and wholly-owned subsidiary of us. CRIC ADSs are no longer listed on NASDAQ. SINA became our largest shareholder following the merger, and it holds approximately 24.9% of our outstanding shares as of the date of this annual report.

Pursuant to the Merger Agreement, at the Effective Time, each of CRIC ordinary shares (not including CRIC ordinary shares represented by CRIC ADSs) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 0.6 of our ordinary shares and $1.75 in cash without interest, and each of CRIC ordinary shares represented by CRIC ADSs issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 0.6 of our ADSs and $1.75 in cash without interest (less a $0.05 per CRIC ADS cancellation fee payable by the holders of CRIC ADSs pursuant to the depositary agreement in respect of the CRIC ADSs). Notwithstanding the consideration generally payable to the CRIC shareholders in the merger, CRIC ordinary shares (including CRIC ordinary shares represented by CRIC ADSs) that at the Effective Time were (1) beneficially owned by us, Merger Sub, or any wholly-owned subsidiaries of CRIC, (2) issued to the depositary bank which maintains CRIC’s ADS program and reserved for future grants under CRIC’s share incentive plan, or (3) held by CRIC in treasury either in the form of ordinary shares or ADSs, or collectively the Excluded CRIC Shares, were cancelled in the merger and no consideration will be delivered or deliverable in exchange therefor, and each CRIC ordinary share owned by shareholders who had validly exercised and had not effectively withdrawn or lost their appraisal rights under the Companies Law (2011 Revision), was cancelled for the appraised or agreed value under the Companies Law (2011 Revision). We paid approximately $113.1 million in cash and issued 38,785,588 ordinary shares for the merger.

Our principal executive offices are located at 17/F, East Tower, No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China. Our telephone number at this address is +86 21 6133-0808. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. In addition, we have 53 branch offices in mainland China, and a branch office in each of Hong Kong and Macau. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue 4th Floor, New York, New York 10017.

B.                                     Business Overview

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services, real estate information and consulting services, real estate online services, and other services including real estate advertising services, real estate promotional event services and real estate investment fund management services. Our clients mainly include leading domestic and international real estate developers.

We have experienced substantial growth since our inception in 2000. Within two years of our inception, we became a leader in the real estate services market in Shanghai. We first achieved profitability in 2002. Since then, we have expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $121.0 million in 2007 to $401.6 million in 2011, representing a CAGR of 35.0%. Starting in 2010, the PRC government adopted a series of restrictive policies for the real estate industry in China, which has had a material and adverse effect on the overall real estate market in China and hence our business operations. Our net income attributable to E-House shareholders decreased from $41.7 million in 2007 to $36.2 million in 2010, and we had a net loss attributable to E-House shareholders of $270.4 million in 2011. We derive substantially all of our revenues from our operations in China.

Our Services

We provide the following types of services:

•                  primary real estate agency services,

•                  secondary real estate brokerage services,

•                  real estate information and consulting services,

•                  real estate online services, and

•                  other services including real estate advertising services, real estate promotional event services, and real estate investment fund management.

We may continue to offer new complementary services to capture market trends and to serve the evolving needs of our clients.

Primary Real Estate Agency Services

Our principal business has traditionally been providing primary real estate agency services to real estate developers. Primary real estate agency services accounted for 61.2%, 48.5% and 39.4% of our total revenues in 2009, 2010 and 2011, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
Total GFA of new properties sold (thousands of square meters)	11,098	11,935	13,456
Total value of new properties sold (millions of RMB)	86,975	106,176	115,844

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

We also generate sales by contacting targeted customers with information on selected projects. We have a nationwide “E-House Membership Club” with approximately 2.3 million members as of December 31, 2011. We frequently promote new properties to members who have indicated their preferences for new properties.

We also contact potential customers in our customer databases based on the customer profiles and preferences. Furthermore, we leverage our operations in the secondary real estate brokerage services market by setting up off-site sales locations at our flagship retail stores to promote new developments and provide visitors with similar presentations as the ones held in our on-site sales centers.

In 2011, we provided primary real estate agency services for 443 projects in 101 cities in China. We have significantly expanded our primary real estate agency services by forming strategic alliances with leading real estate developers such as Evergrande, Vanke, Shanghai Industrial Urban, Star River, COFCO, Glorious Property, Greentown, Country Garden, Gemdale and Agile. These strategic alliances provide us with a substantial increase in both GFA immediately available for sale as well as a project pipeline for future sales. They also help us expand into new cities and regions. We plan to continue to form strategic alliances with leading real estate developers.

Secondary Real Estate Brokerage Services

We provide secondary real estate brokerage services, including brokerage services for both sales and rentals. Secondary real estate brokerage services accounted for 9.5%, 5.9% and 4.5% of our total revenues in 2009, 2010 and 2011, respectively. As of December 31, 2011, we had a total of 92 stores, including 41 in Shanghai, 31 in Hangzhou, 8 in Ningbo, 3 in Jiaxing, 2 in Suzhou, 2 in Kunshan, 4 in Hong Kong and 1 in Macau. We closed a total of 41 stores in 2011 in order to reduce costs and optimize our store network by enhancing our presence in certain locations and closing unprofitable stores elsewhere. In 2011, we facilitated 4,055 secondary real estate sales transactions totaling approximately RMB7.1 billion ($1.1 billion) in transaction value and 7,172 secondary property rental transactions totaling approximately RMB61.6 million ($9.8 million) in total monthly rental value.

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

Real Estate Information and Consulting Services

Our real estate information and consulting services are tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs. Real estate information and consulting services accounted for 20.6%, 21.1% and 15.4% of our total revenues in 2009, 2010 and 2011, respectively.

Real Estate Information Services. We provide two levels of real estate information services relying upon our CRIC system: (1) data subscription services, in which we market and sell, on a subscription basis, the use of our CRIC system; and (2) data integration services, which provide periodic research reports and analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system.

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

Real Estate Online Services

We operate a real estate online business in China that provides region-specific real estate news, information, property data and access to online communities to real estate consumers and participants through local websites covering 188 cities across China as of December 31, 2011. We have offices in 44 major cities that have relatively large populations and good potential for real estate advertising and cooperate with local hosting partners to operate local real estate websites in another 144 cities across China. Our local presence in each of these cities allows us to tailor our advertising offerings to local conditions and the needs of local real estate developers, agents, brokers, suppliers, service providers and individual consumers.

Concurrent with CRIC’s initial public offering in October 2009, CRIC acquired SINA’s real estate online business. As a result of this transaction, we obtained the rights to operate SINA’s real estate and home furnishing channels for a period of 10 years. In addition, through an agency agreement with SINA, we became the exclusive advertising agent of SINA’s non-real estate channels, for advertising sold to real estate advertisers. Leveraging SINA’s strong brand recognition and market influence in China’s online space and its large user base, our real estate online business enables real estate advertisers to reach target audiences in many of China’s major cities.

In August 2010, we launched real estate channels on the websites of Baidu. Pursuant to the strategic cooperation agreement with Baidu, we obtained a four-year exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing, and to retain all revenues generated from these channels. In August 2011, we expanded the strategic partnership with Baidu. Under the new strategic partnership agreement, we also became Baidu’s premier strategic online real estate partner and obtained the exclusive right to sell Baidu’s real estate Brand Link product, which is one form of keyword advertising, for a term of three years. In addition, the two companies will continue their previous cooperation in several other Baidu products, including Baidu Website Promotion, Baidu Encyclopedia, Baidu Knows and Baidu Map, to further expand the online search-based advertising market for the real estate industry.

In August 2011, we launched a new real estate e-commerce platform. The e-commerce platform, operated on www.eju.com, seeks to provide comprehensive online-to-offline real estate agency services by combining our primary real estate agency and secondary brokerage services and our real estate online services. Through the e-commerce website www.eju.com, we provide online viewing and deposit paying of newly launched primary real estate projects, group purchases of certain real estate projects that allow buyers to have special group purchasing discounts, and online auctions of available real estate inventories. Our existing offline agency services help facilitate project viewing and contract signing, which, together with the online services, enable seamless online-to-offline real estate transactions. In March 2012, we also opened the www.eju.com website to secondary real estate brokers with real or virtual stores to list their properties for free.

Currently, our real estate online business generates substantially all of its revenues from sales of online advertising. Real estate advertisers on the real estate websites primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.

Other Services

Our other services include real estate advertising services, real estate promotional event services and real estate investment fund management.

Real Estate Advertising Services. We began providing real estate advertising design services in 2008, and starting in 2009, we have been making wholesale purchases of advertising space in print and other media and reselling them to our developer clients through our consolidated variable interest entity, Tian Zhuo, and its subsidiaries.

Real Estate Promotional Event Services. In April 2010, we acquired a 55% equity interest in Shanghai Dehu Public Relationship Consulting Co., Ltd., or Shanghai Dehu, a public relations consulting company for $0.8 million. Through Shanghai Dehu, we offer promotional event services to our various clients. Our promotional event services include securing venues, hiring caters and various other service providers, formulating event themes and inviting speakers and guests for real estate promotional events.

Real Estate Investment Fund Management. We believe our knowledge and expertise in the PRC real estate industry, including our proprietary CRIC database and research capabilities, and our nationwide network, offer us a unique competitive advantage in identifying attractive investment opportunities and executing successful transactions.

In January 2008, we formed a real estate investment fund, E-House China Real Estate Investment Fund I, L.P., or the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Investors in the Fund include both institutions and high net worth individuals, including Mr. Xin Zhou, our co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director. Mr. Xin Zhou and Mr. Neil Nanpeng Shen invested a total of $28.0 million in the Fund. They are also among the non-controlling shareholders of the general partner. We have no investment in the Fund. We manage the Fund through our 51% owned subsidiary, E-House Real Estate Asset Management Limited, which acts as the Fund’s general partner. The Fund pays annual management fees and performance-related carried interest to the general partner.

In January 2010, we formed E-House Shengyuan Equity Investment Center, or Shengyuan Center, which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. We had an investment commitment of RMB65.0 million ($10.3 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB40.0 million ($6.4 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011.

In April 2010, we formed E-House Shengquan Equity Investment Center, or Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner will receive annual management fee and carried interest on a success basis. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB9.0 million ($1.4 million) to Shengquan Center, half of which was paid in May 2010 and the other half was paid in July 2011. We have no investment in Shengquan Center.

Marketing and Brand Promotion

We employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract developer clients and real estate buyers, including the following:

Advertisements. We have advertising arrangements with many Chinese national and regional consumer media outlets, including television stations, newspapers, industry publications and Internet websites. We also advertise and distribute informational brochures, posters and flyers at various real estate conferences, exhibitions and trade shows.

Seminars and Workshops. Our E-House Research and Training Institute frequently organizes seminars and workshops for real estate developers and other participants in the real estate industry. In 2011, our E-House Research and Training Institute provided training to over 7,700 managerial personnel affiliated with our developer clients.

E-House Membership Club. We created the E-House Membership Club to attract real estate buyers. As of December 31, 2011, we had approximately 2.3 million members located in 80 cities. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.

Seasonality

Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activity during the winter and the Chinese New Year holiday period, which falls within the first quarter each year.

Competition

The real estate services industry in China is rapidly evolving, highly fragmented and competitive. Compared to real estate development, real estate services require a smaller commitment of capital resources. This relatively lower barrier to entry permits new competitors to enter our markets quickly and compete with us. While we face competition in each geographic market in which we operate, we believe none of our competitors offers as broad a range of services and geographic coverage as we provide in the real estate services market.

In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Centaline Group, SYSWIN Inc., Shanghai T&D Real Estate Co. Ltd. and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence. In the secondary real estate brokerage services market, we compete with established international and domestic real estate brokerage firms, including IFM Investments Limited (operator of the Century 21 brokerage network), Centaline Group, Coldwell Banker, Shanghai House Exchange Co., Ltd., SUNCO Real Estate Co., Ltd., and 5i5j Real Estate Co. Ltd. In the real estate information and consulting service market, we compete with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis, Savills PLC and World Union Real Estate Consultancy (China) Ltd. In the real estate online business market, we compete with general Internet portals, such as sohu.com, vertically integrated real estate Internet portals, such as soufun.com and anjuke.com, certain specialized or local websites, and traditional advertising media.

Competition in the real estate services industry is primarily based on brand recognition, quality and breadth of services and overall client experience. We believe that among both real estate developers and individual real estate buyers in China our well-known “E-House” brand is associated with a leading integrated real estate services company that provides consistent high-quality services. While some of our competitors may have more financial and other resources than we do, we believe that the CRIC system, our research capability, our knowledge and experience, our execution capability and our integration of online to offline services distinguish us from our competitors and allow us to respond more promptly to market changes.

Employees and Training

We had 7,152 and 11,351 employees as of December 31, 2009 and 2010, respectively. As of December 31, 2011, we had 15,785 employees, including 2,747 in our corporate offices, 3,890 research staff and 9,148 sales staff. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

We have established policies and procedures for the recruitment, training and evaluation of our employees. We place special emphasis on the training of our employees, whom we consider to be our most valuable assets. All newly hired employees must undergo intensive training during their three-month probation period. We also invite outside experts, including experts from the E-House Research and Training Institute, to provide ongoing classroom training to our employees. Each department must prepare detailed annual training plans for its staff based on the particular needs of such department. The human resources department is responsible for implementing the training plans, including engaging trainers, preparing training materials, selecting training venues and collecting feedbacks. We conduct annual performance evaluations for all employees and use both performance-based bonuses and job promotions as incentives to encourage good performance.

Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 22,942 square meters of corporate office space. As of December 31, 2011, our offices in 55 cities occupy an aggregate of 90,201 square meters of leased space. We consider our corporate office space adequate for our current and future operations.

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations.

Regulation

We are subject to a number of laws and regulations in China relating to real estate service companies. This section summarizes the principal PRC laws and regulations that are currently applicable to our business and operations.

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

Regulation on the Establishment and Operation of Real Estate Services Companies

Under PRC law, a company is required to obtain a business license from the State Administration for Industry and Commerce or its delegated local counterpart before it can commence any business. To qualify as a real estate services company, a company must register with the local office of the State Administration for Industry and Commerce in each locality where it does business. Penalties for non-compliance include the imposition of a fine, confiscation of illegal income and injunction against illegal services. To continue its existence as a real estate service company, it must meet certain organizational, financial and operational criteria, such as possessing sufficient funding and employing qualified personnel. It must keep proper records and comply with prescribed procedures in delivering its services. All of our subsidiaries have obtained their respective business licenses before engaging in real estate services.

Furthermore, the Measures for Administration on Real Estate Brokerage requires a real estate brokerage company to file with the real estate regulatory authority at the county level or above within 30 days after its business registration with the relevant local counterpart of State Administration for Industry and Commerce. All of our subsidiaries operating real estate brokerage services have made the requisite filings with the relevant real estate regulatory authority.

Regulation of Real Estate Agency Companies and Agents

Pursuant to the Regulatory Measures on the Sale of Commercial Houses promulgated by the Ministry of Construction, a real estate developer may entrust a real estate service organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that the real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits of the properties and the related letter of authorization. Thus, according to these regulatory measures, we are not permitted to (a) act as agents to sell primary residential housing for which requisite certificates, permits or authorization letters have not been obtained, (b) provide false statements on the conditions of any property in any advertisement, or (c) violate any PRC advertisement law.

The Circular Concerning Strengthening the Management of Real Estate Services and Regulating the Trade Settlement Capital Account provide a number of specific directives to regulate the real estate services industry. Under this circular, we are not permitted to receive cash purchase payments on behalf of our clients in secondary real estate transactions and we are required to establish separate security deposit accounts for our clients in these transactions.

Pursuant to the Measures on Management of Brokers, “brokers” are defined as include individuals, legal persons and other entities that act as intermediary broker or agent in transactions for the purpose of obtaining commissions. The local offices of the State Administration for Industry and Commerce are the administrative bodies for brokers, responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. Within 20 days after a brokerage company employs or dismisses any broker, it must file the broker’s information and the related contracts with the local offices of the State Administration for Industry and Commerce. Thus, according to these measures, before we or our individual brokers are allowed to engage in any brokerage services, we or our individual brokers, respectively, are required to obtain the required qualification licenses from the State Administration for Industry and Commerce. In addition, no brokerage company or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of noncompliance, the local offices of the State Administration for Industry and Commerce can issue warnings or impose fines up to RMB30,000 ($4,767).

The Measures for Administration on Real Estate Brokerage govern the activities of real estate brokerages and real estate brokerage personnel in providing intermediary, agency and related services and charging commissions thereon. A real estate brokerage company and its branches must have sufficient qualified real estate brokers who have obtained real estate broker licenses.

A real estate brokerage company must enter into written agreements with its clients in respect of its brokerage services whereby the commission fee rate must be expressly specified. If a real estate brokerage company provides other services, such as loan agency and real estate registration agency, to a client, a separate written agreement must be entered into with the client. If a real estate brokerage company is entrusted to receive or pay the transaction price on behalf of any of its clients, the funds received or to be paid must be deposited in a special account established by the real estate brokerage company. If a real estate brokerage company is in violation of the Measures for Administration on Real Estate Brokerage, it may be subject to an order of rectification, an order to cease provision of services, and/or an order confiscating illegal income generated therefrom, and a fine up to RMB30,000 ($4,767).

Pursuant to the Interim Regulation on Professional Qualification for Real Estate Brokers and the Implementing Measures on the Examinations of Professional Qualification for Real Estate Brokers, to practice as a qualified real estate broker, an individual must first obtain a qualification certificate for real estate brokers, and then the real estate broker license. An individual broker who fails to obtain the required qualification certificate or license will not be permitted to engage in secondary real estate agency services for us.

Pursuant to the Circular Concerning Strengthening the Administration on Real Estate Brokerage and Further Regulating the Order of Real Estate Transaction, a real estate brokerage service contract must be affixed with the seal of the real estate brokerage company and be signed by a qualified real estate broker. For a real estate transaction made through a brokerage company, the real estate brokerage service contract signed by the real estate broker is required to be submitted when applying to transfer the title of the concerned real estate. The real estate developers and real estate brokerage companies, when selling housing units, must strictly comply with the pre-sale plan and the price reported to the government. The real estate brokerage companies are prohibited from making false advertisement, providing fraudulent information on house for lease, inappropriately dividing the house for leasing, concealing the true leasing information and providing real estate brokerage service for premises not meeting the compulsory safety standards or illegally constructed.

Local governments in different municipalities or cities may have detailed regulations governing the qualification and establishment of real estate brokerage companies and real estate brokerage activities. For example, in Shanghai, a real estate brokerage company must have a registered capital of at least RMB100,000 ($15,888) and employ at least five licensed real estate brokers. Real estate brokerage companies or their branches must file with the real estate authorities and obtain a certificate of record which is valid for two years. Individual licensed brokers are subject to examination every two years before they can have their licenses renewed. Given the large size and scope of real estate sale transactions, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance are significant. If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, sanctions or liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

Regulation of Real Estate Intermediary Service Charges

Real estate intermediaries must expressly state their service charges in the form of commissions. Commissions for the sale of real estate are required to be within the range of 0.5% to 2.5% of the transaction price, while for exclusive agency services commissions can be raised to a maximum of 3% of the transaction price. Commissions for real estate rental services range between 50% and 100% of the monthly rent, as negotiated between the relevant parties. Rental commissions are one-time payments regardless of the lease duration. We are not allowed to charge our clients commission rates that exceed the maximum rate.

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

Foreign Investments in the Real Estate Consulting Business and Real Estate Brokerage Business

Pursuant to the latest Foreign Investment Industrial Guidance Catalogue, which became effective in January 2012, both the real estate consulting business and the real estate brokerage business, are among the restricted foreign investment industries. Real estate consulting companies or real estate brokerage companies are therefore subject to more stringent regulatory requirements, although they may be 100% owned by foreign investors. Furthermore, direct investment by a foreign-invested enterprise in these restricted industries is, and indirect investment by a foreign-invested enterprise through any of its subsidiaries in these restricted industries may be, subject to approval of the Ministry of Commerce or its local counterparts. If we fail to obtain the approvals for our establishment of or investment in any new indirect subsidiaries engaged in real estate brokerage or consulting services in China, the relevant subsidiary may be ordered to cease conducting the relevant real estate services and be subject to warning, fines and revocation of its licenses. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

Regulations on Internet Information Services

The provision of content on Internet websites is subject to PRC laws and regulations relating to the telecommunications industry and the Internet, and regulated by various government authorities, including the Ministry of Industry and Information Technology and the State Administration for Industry and Commerce.

Pursuant to the PRC Regulations on Telecommunication and the more recent Administrative Measures on Operation Licenses for Telecommunication Businesses, telecommunication services are divided into two categories, namely basic telecommunication services and value-added telecommunication services. Internet information services are classified as value-added telecommunication services and a commercial operator of such services must obtain a value-added telecommunication business operating license from the relevant governmental authorities in order to conduct any commercial Internet content provision operations in China.

Internet information services are regulated by the Administrative Measures on Internet Information Services, which define “Internet information services” as services that provide information to online users through the Internet. Internet information services are divided into commercial services and non-commercial services. Internet information service providers that provide commercial services are required to obtain an operating license, or ICP license, from the Ministry of Industry and Information Technology or its relevant provincial counterparts. The Administrative Measures on Internet Information Services also provide that anyone who intends to provide Internet information services relating to news, publication, education, medical and health care, pharmaceuticals or medical equipment and certain other matters must first obtain approval from or make a filing with the relevant governmental authorities of the relevant industry as required by relevant laws and regulations.

Pursuant to the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services issued by the predecessor of the Ministry of Industry and Information Technology, a PRC entity engaged in Internet information services, or its shareholders, must be the owner of the domain names and trademarks it uses for its Internet information services.

Each of Beijing Leju and Shanghai Yi Xin, our consolidated variable interest entities operating our online real estate business, has obtained and maintains an ICP license to provide its current Internet services. Beijing Jiajujiu, established in April 2012, is in the process of setting up its business and intends to apply for an ICP license.

Currently we provide access to our CRIC database through the Internet. If the relevant PRC governmental authorities deem this to be a provision of Internet information services under applicable PRC laws and regulations, they may require us to obtain an ICP license to continue to providing access to our CRIC database through the Internet. We believe, based in part on communications with relevant Shanghai governmental authorities, that our current real estate information services business does not require an ICP license because access to the CRIC database is not offered to the general public. However, if the relevant PRC governmental authorities require us to obtain an ICP license for this business as currently conducted, we could be subject to fines and penalties for operating this business without the proper license. Moreover, because wholly foreign-owned enterprises like Shanghai CRIC are not permitted to hold an ICP license, we would need to restructure our operations to carry out our real estate information services business through the same type of contractual arrangements as we operate our advertising services business. Our real estate information services business would then be subject to the risks associated with this contractual arrangement structure.

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

Pursuant to a Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the circular, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct telecommunications business illegally in China. Our PRC subsidiaries, which are foreign-invested enterprises under PRC law, may not carry out commercial operation of Internet information services in China.

We maintain contractual arrangements with our variable interest entities, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, which operate our real estate online business. Shanghai SINA Leju, our wholly-owned subsidiary, has entered into a series of contractual arrangements with Beijing Leju and its shareholders. Shanghai Yi Yue, our wholly-owned subsidiary, has entered into a series of contractual arrangements with Shanghai Yi Xin and its shareholders. Beijing Maiteng, our wholly-owned subsidiary, has entered into a series of contractual arrangements with Beijing Jiajujiu and its shareholders.

Under these contractual arrangements:

•                  we are able to exert effective control over Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu;

•                  a substantial portion of the economic benefits of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu are transferred to us; and

•                  we, through Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, have an exclusive option to purchase all of the equity interests in Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, respectively, to the extent permitted by PRC law.

See “Item 4. Information on the Company—C. Organizational Structure,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju,” “—Contractual Agreements with Shanghai Yi Xin” and “—Contractual Agreements with Beijing Jiajujiu.”

In the opinion of Fangda Partners, our PRC legal counsel, each of the agreements relating to Beijing Leju, Shang Yi Xin and Beijing Jiajujiu that establish the structure for operating our PRC real estate online business, in each case governed by PRC law, are valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect.

In addition, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of the applicable PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the Ministry of Industry and Information Technology, which regulates Internet information services companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC real estate online business do not comply with PRC government restrictions on foreign investment in the Internet information services industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the Internet information services industry, we could be subject to severe penalties.”

Pursuant to applicable PRC laws and regulations, the pledges of the equity interests in Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu by their shareholders under their respective equity pledge agreements must be registered with the relevant government authorities before such equity pledges can be enforceable under PRC law. The registration of the pledge of the equity interest in Beijing Leju has been completed and the registration of the pledge of the equity interest in Shanghai Yi Xin and Beijing Jiajujiu has not yet been completed. We cannot assure you that the shareholders of Shanghai Yi Xin will ever be able to complete such registration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We are in the process of registering the equity pledges by the shareholders of Tian Zhuo, Shanghai Yi Xin and Beijing Jiajujiu, three of our consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledges successfully before the pledges are registered.”

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

The security and confidentiality of Internet users’ information are also regulated in China. The Administrative Measures on Internet Information Service require Internet information service providers to maintain an adequate system that protects the security of users’ information. The Regulations on Technical Measures of Internet Security Protection require Internet information service providers to utilize certain technical measures for Internet security protection. Moreover, the recent Rules for Regulating the Order in the Market for Internet Information Service enhance the protection of Internet users’ personal information, by prohibiting Internet information service providers from unauthorized collection, disclosure or use of personal information of the their users, and requiring Internet information service providers to take measures to safeguard their users’ personal information.

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

Online Transmission of Audio-Visual Programs

The Measures for the Administration of Transmission of Audio-Visual Programs through Internet or Other Information Network apply to the opening, broadcasting, integration, transmission or download of audio-visual programs through the Internet. An applicant who is engaged in the business of transmitting audio-visual programs through the Internet must apply for a license from the State Administration of Radio, Film and Television. Foreign-invested enterprises are not allowed to engage in the above business.

Pursuant to the Administrative Provisions on Internet Audio-Visual Program Service, which went effective in January 2008, any entity engaged in Internet audio-visual program services must obtain a license from State Administration of Radio, Film and Television or register with State Administration of Radio, Film and Television. An applicant for engaging in Internet audio-visual program services must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for Internet audio-visual program service determined by the State Administration of Radio, Film and Television.

The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology later clarified in a press conference in February 2008 that privately owned website operators are eligible to apply for Internet audio-visual program service licenses from the State Administration of Radio, Film and Television, if they have been engaged in Internet audio-visual program services since before December 20, 2007, and they had before that date either obtained an operating license for commercial Internet information services or filed for non-commercial Internet information services. The Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs issued in May 2008 further sets forth detailed provisions concerning the application and approval process regarding the Internet audio-visual program service licenses.

Online Cultural Activities

The Provisional Measures on Administration of Internet Culture promulgated by the Ministry of Culture classifies “online cultural products” as cultural products developed, published and disseminated through the Internet, which mainly include: (i) online cultural products particularly developed for publishing through the Internet, such as online music and entertainment files, network games, online performing arts and artworks, and online animation features and cartoons; and (ii) online cultural products converted from music entertainment products, games, performing arts, artworks and animation features and cartoons, and published through the Internet. Entities are required to obtain permits from a provincial counterpart of the Ministry of Culture if they intend to commercially engage in any of the following types of activities: (i) production, duplication, import, sale or broadcasting of online cultural products; (ii) publishing of cultural products on the Internet or transmission thereof through information networks such as Internet and mobile network to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet access service sites including Internet cafes for the purpose of browsing, reviewing, using or downloading such products by online users; or (iii) exhibitions or contests related to online cultural products.

Beijing Leju may be required to obtain additional licenses to provide Internet information services, such as an Internet publication license, an Internet news information services license, an Internet and network transmission video and audio program license and an Internet cultural operating license, if it is deemed by the applicable PRC government authorities to conduct the relevant businesses. If Beijing Leju fails to obtain or maintain any of the required licenses or approvals, its continued business in the Internet and advertising industries may subject it to various penalties, including, but not limited to, confiscation of past revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the operations of our real estate online business could materially and adversely affect our financial condition and results of operations.

Regulations on Advertising Services

Limitations on Foreign Ownership in the Advertising Industry

Under the regulations governing foreign investment in the advertising industry, foreign investors are required to have at least three years prior experience operating an advertising business outside of China as their main business before they may receive approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years prior experience operating an advertising business outside China are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.

Since we have not been involved in an advertising business outside of China for the required number of years, our domestic PRC operating subsidiaries are ineligible to apply for the required advertising services licenses in China. We maintain contractual arrangements with our variable interest entity, Tian Zhuo, and Tian Zhuo’s subsidiaries in China, which operate our real estate advertising business. Shanghai CRIC, our wholly-owned subsidiary, has entered into a series of contractual arrangements with Tian Zhuo and its shareholders, under which:

•                  we are able to exert effective control over Tian Zhuo and its subsidiaries;

•                  a substantial portion of the economic benefits of Tian Zhuo and its subsidiaries are transferred to us; and

•                  we, through Shanghai CRIC, have an exclusive option to purchase all of the equity interests in Tian Zhuo to the extent permitted by PRC law.

See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo.”

In the opinion of Fangda Partners, our PRC legal counsel, each of the agreements relating to Tian Zhuo and Beijing Leju establishing the structure for operating our PRC advertising business, in each case governed by PRC law, are valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of the applicable PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the State Administration for Industry and Commerce (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the Internet information services industry, we could be subject to severe penalties.”

We also provide real estate online services, including online advertising services, through our contractual arrangements with Beijing Leju and its shareholders. Shanghai SINA Leju, our wholly-owned subsidiary, has entered into a series of contractual arrangements with Beijing Leju and its shareholders. See “—Regulations on Internet Information Services— Limitations on Foreign Ownership in Internet Information Services Industry” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.”

Pursuant to applicable PRC laws and regulations, the pledges of the equity interest by the shareholders of Tian Zhuo under the equity pledge agreements must be registered with the relevant government authorities before such equity pledges can be enforceable under PRC law. Such registration has not yet been completed. We cannot assure you that the shareholders of Tian Zhuo will ever be able to complete such registration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We are in the process of registering the equity pledges by the shareholders of Tian Zhuo, Shanghai Yi Xin and Beijing Jiajujiu, three of our consolidated affiliated entities with the relevant authority, and we may not be able to enforce the equity pledges successfully before the pledges are registered.”

Advertising Activities

The State Administration for Industry and Commerce is responsible for regulating advertising activities in China. The applicable regulations stipulate that companies that engage in advertising activities must obtain from State Administration for Industry and Commerce or its local branches a business license which specifically includes operating an advertising business within its business scope. As to placing advertisements on the Internet, certain local administrations for industry and commerce may require such companies to apply for a license which includes within its business scope placing online advertisements on the Internet. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. Each of Tian Zhuo and Beijing Leju, the consolidated variable interest entities operating advertising business, has obtained and maintains a business license with advertising business in its business scope to provide its current advertising services.

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

Operational Matters of the Advertising Business

Under the PRC Advertising Law, entities engaged in the advertising business must establish and maintain registration, review and filing systems. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for records. Under the Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Administration for Industry and Commerce, as amended, the advertising agent fee may not be more than 15% of the advertising fees. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before an advertising service provider can deliver or place its advertisements. Based on our communications with the relevant local counterpart of the PRC Commodity Price Administration and the State Administration for Industry and Commerce, the relevant local government authorities have not yet established a filing procedure to review the advertising fees. If the relevant local government authorities begin to accept filings by companies engaging in an advertising business in the future, Tian Zhuo and Beijing Leju will make the necessary filings with the relevant authorities.

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

We have successfully registered certain trademarks, such as  “”, “”, “”, “CRIC”, “”, “Leju” and “” in China. We are currently waiting for registration results from the Trademark Office with respect to the rest of the trademarks we have applied to register, including the “EJU” trademark. There is no assurance that we will be able to register such trademarks, or register them with the scope we seek.

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

Pursuant to the PRC Foreign Exchange Administration Regulations, foreign exchange earnings of domestic institutions and individuals may be repatriated into the PRC or deposited overseas. The conditions and time limitations for repatriation into the PRC or deposit overseas shall be specified by the State Council foreign exchange management departments in accordance with the international balance payments situations and the needs of foreign exchange management. Furthermore, foreign exchange earnings under current account items may be retained or sold to financial institutions that conduct the business of settlement, sale and payment of foreign exchange.

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

Convertibility of foreign exchange in respect of capital account items, like direct investment and capital contribution, is still subject to restrictions, including requirements to obtain prior approval from or to complete registration with, SAFE or its relevant local branch. Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of our PRC subsidiaries and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Our PRC subsidiaries have obtained requisite approvals or performed requisite formalities when processing conversion of foreign exchange under the above regulations.

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

We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments required by SAFE. However, we cannot provide any assurance that all of our beneficial owners who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with SAFE rules and the registration procedures set forth therein may subject these beneficial owners or our PRC subsidiaries to fines and legal sanctions, restrict our cross-border cash flows, limit the ability of our PRC subsidiaries’ to distribute dividends, repay foreign loans or make other outbound payments, limit our ability to make capital contributions or foreign exchange-denominated loans to our PRC subsidiaries or other inbound payments, or otherwise adversely affect our business. Moreover, failure to comply with SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that such company or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Pursuant to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when the approval by the Ministry of Commerce or its local counterpart is obtained. In approving such capital contributions, the Ministry of Commerce or its local counterpart examines the business scope of each foreign-invested enterprise under review to ensure it complies with the Foreign Investment Industrial Guidance Catalogue.

Our PRC subsidiaries which are foreign-invested enterprises, such as E-House Shanghai, Shanghai CRIC, Shanghai SINA Leju and Shanghai Cityrehouse Real Estate Agency Co., Ltd., are subject to the regulations discussed above.

Regulations on Employee Share Options

Under the applicable regulations and SAFE rules, PRC residents who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007.  Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or sale of stocks. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

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

Regulations on Dividend Distribution

Under applicable PRC regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to each of our wholly owned subsidiaries in China. No dividends have been paid by any of our PRC subsidiaries that are wholly foreign-owned enterprises. If any of our PRC subsidiaries distribute dividends in the future, these requirements will apply to each of our wholly foreign-owned PRC subsidiaries.

C.                                     Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities, as of the date of this annual report.

(1)               Tian Zhuo is a variable interest entity established in China in 2008 and is 90% owned by Mr. Xin Zhou, our co-chairman and chief executive officer, and 10% owned by Mr. Xudong Zhu. We effectively control Tian Zhuo through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Tian Zhuo.”

(2)               Beijing Leju is a variable interest entity established in China in 2008 and is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Zuyu Ding. We effectively control Beijing Leju through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.”

(3)               Shanghai Yi Xin is a variable interest entity established in China in 2011 and is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. We effectively control Shanghai Yi Xin through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Yi Xin.”

*                      In April 2012, we established a fourth variable interest entity, Beijing Jiajujiu, in China. Beijing Jiajujiu is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. We effectively control Beijing Jiajujiu through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Jiajujiu.”  Beijing Jiajujiu is still in the process of setting up its business as of the date of this annual report.

D.                                    Property, Plants and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 22,942 square meters of corporate office space. As of December 31, 2011, our offices in 55 cities occupy an aggregate of 90,201 square meters of leased space.

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

A.                                   Operating Results

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide primary real estate agency services, secondary real estate brokerage services, real estate information and consulting services, real estate online services and other services including advertising services, promotional event services and real estate investment fund management.

We have experienced substantial growth since our inception in 2000. We became a leader in the real estate services market in Shanghai within two years of our inception and have since expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $121.0 million in 2007 to $401.6 million in 2011, representing a CAGR of 35.0%. Starting in 2010, the PRC government has adopted a series of restrictive policies for the real estate industry in China, which has a material and adverse effect on the overall real estate market in China and hence our business operations. Our net income attributable to E-House shareholders decreased from $41.7 million in 2007 to $36.2 million in 2010, and we had a net loss attributable to E-House shareholders of $270.4 million in 2011.

Factors Affecting Our Results of Operations

Our results of operations are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of real estate in local markets, entry barriers and competition from other real estate services companies and increases in operating costs and expenses due to inflation and other factors. Unfavorable changes in any of these general conditions could negatively affect our results of operations. Our results of operations are more directly affected, however, by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses.

Revenues. We currently derive our revenues from the following sources: (1) primary real estate agency services, (2) secondary real estate brokerage services, (3) real estate information and consulting services, (4) real estate online services and (5) other services including real estate advertising services, promotional events services and real estate fund management. In 2010 and 2011, real estate advertising services, promotional event services and real estate fund management did not generate a significant percentage of revenues and, accordingly, have been consolidated and classified as “other services.” Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by our business lines, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For The Years Ended December 31,
	2009		2010		2011
	$	%	$	%	$	%
Revenues:
Primary real estate agency services	183,154	61.2	173,082	48.5	158,227	39.4
Secondary real estate brokerage services	28,448	9.5	20,892	5.9	18,214	4.5
Real estate consulting and information services	61,707	20.6	75,110	21.1	61,750	15.4
Real estate online services	13,830	4.6	66,805	18.7	136,452	34.0
Other services	12,400	4.1	20,636	5.8	26,982	6.7
Total revenues	299,539	100.0	356,525	100.0	401,625	100.0

Primary Real Estate Agency Services. Revenues from our primary real estate agency services have constituted a significant portion of our total revenues. Our primary real estate agency services mainly consist of marketing and sale of new properties for developer clients. We earn sales commissions based on terms negotiated with our developer clients, which vary from project to project. Each of our agency contracts specifies commission rates that are expressed as percentages of transaction value. We define the transaction value of any project as the aggregate of the sales proceeds of all property units we have sold for the project. For certain projects, we are able to negotiate additional commissions payable upon our achieving specified sales targets in terms of GFA or average selling price of properties sold. The majority of our agency contracts stipulate that our developer clients are responsible for the cost of promotion and advertising, either by paying the costs directly or reimbursing us for promotion and advertising costs we incur. The other form of agency contracts provide for higher commission rates for us, in exchange for which we are required to bear all promotion and advertising costs.

We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients upon the completion of the entire project or a phase of a project based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows. As of December 31, 2011, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $244.1 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.

We have in the past entered into, and expect to continue to enter into, contracts from time to time with developers requiring us to pay deposits, which has from time to time resulted in our operating with negative cash flows or, if we fail to recover such deposits, could have a material and adverse effect on our liquidity, financial condition and results of operations.

Revenues from our primary real estate agency services are significantly affected by the following operating measures that are widely used in the primary real estate agency services industry and appear throughout this annual report:

•                  total GFA of the properties we sell;

•                  total transaction value of the properties we sell; and

•                  commission rates.

In recent years, much of our revenue growth for our primary real estate agency services business has been driven by increased GFA and transaction value of the properties we sold. The total GFA of the properties whose sale we facilitate is largely affected by real estate market conditions in China in general, and local market conditions in particular, our ability to market and sell our services to real estate developers, our developer clients’ development and sales schedule and our ability to market and sell these properties. The total transaction value of the properties we sell is the aggregate sales proceeds of all the properties we have sold and, therefore, is affected by the total GFA and the average selling price of properties we sell. Our commission rates are based on individually negotiated contracts with our developer clients, which are typically affected by our ability to market and sell our services to developers, competitive pressure and developers’ perception of the level of difficulty of selling the properties. As our sales commissions are determined based on the transaction value of the properties we sell and our commission rates, any increase or decrease of the transaction value or our average commission rates may affect our revenues from primary real estate agency services.

Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services accounted for an insignificant portion of our total revenues until 2006, when we expanded our business into secondary real estate brokerage services. Under applicable PRC law, we are permitted to represent both the seller and the purchaser and are entitled to receive 0.5% to 2.5% of the transaction value as the total sales commission from both sides in a secondary real estate sales transaction. In major cities, we typically represent both the seller and the purchaser in accordance with customary practice. For rental units, we are permitted under applicable PRC law to charge a one-time commission ranging from 50% to 100% of the contracted monthly rent for facilitating the rental transactions. For our secondary real estate brokerage services in Hong Kong and Macau, we normally charge a one-time commission based on negotiations. We recognize our commissions as revenue when the sales or rental contract is executed by all the parties to the contract, at which point we have fulfilled our obligations in connection with the sales or rental transaction.

Revenues from our secondary real estate brokerage services are significantly affected by real estate market conditions in China in general, and local market conditions in particular, the number of sales transactions we facilitate, the aggregate transaction value of the properties we facilitate and commission rates. The number of sales transactions we facilitate depends in large part on our network of storefronts, our brand recognition, our ability to attract a large number of potential sellers and purchasers, our ability to obtain information on potential sales leads and the quality of our services. Our commissions may be lower than the maximum rate permissible under PRC laws and regulations, as a result of negotiations with individual parties and in response to competition.

Real Estate Information and Consulting Services. Our real estate information services include primarily the sale of online subscriptions to our proprietary CRIC system and related customized real estate reports, which allow subscribers to search information in our CRIC system and generate analytical reports. Subscription fees vary depending on the number of terminals and number of cities covered. We receive subscription fees on an annual basis starting at the beginning of the subscription period and recognize revenues ratably over the subscription period. Revenues from our real estate information services depend primarily on the number of subscriptions to our CRIC system and customized reports, as well as unit subscription fees. The number of subscriptions we sell is in turn affected by the number of active real estate projects and developers at any given time as well as by our marketing and brand promotion efforts and the quality and usefulness of our database.

We provide real estate consulting services to customers in relation to land acquisition and property development. In certain instances, we agree to a consulting arrangement under which payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. In other instances, we provide services periodically for a real estate project. The contractual period for such arrangements is usually between one and 12 months with revenue being recognized ratably over such period.

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

Real Estate Online Services. Our online business currently generates revenues principally from online advertising, sponsorship arrangements and, to a lesser, extent, hosting arrangements. Online advertising allows advertisers to place advertisements on particular areas of our websites in particular formats, such as banners and logos, and over particular lengths of time. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. As is customary in the advertising industry, we offer rebates to advertising agencies if they achieve certain revenue targets. Revenues are recognized net of these agency rebates. Our real estate online revenues also include revenues from hosting arrangements, which are derived from outsourcing certain regional websites to local business partners for a fixed term. With our launch of real estate channels on Baidu in August 2010 pursuant to our four-year alliance with Baidu, and our exclusive sale of Baidu’s Brand Link product, one form of keyword advertising, started in August 2011 pursuant to our three-year expanded partnership with Baidu, we also started generating online revenues from keyword advertising. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured. The results of operations of our real estate online business are subject to general conditions typically affecting the real estate online advertising market, including real estate market conditions, government policies on online advertising and the perceived effectiveness of online advertising as compared to advertising in more traditional media.

In August 2011, we launched a new real estate e-commerce platform, seeking to provide comprehensive online-to-offline real estate agency services. As of the date of this annual report, this e-commerce platform has not generated material revenue.

Other Services. Our other services include real estate advertising services, real estate promotional event services and real estate investment fund management.

We started providing real estate advertising design services in 2008 and advertising sales services in 2009 through Tian Zhuo by making wholesale purchases of advertising space in print and other media and reselling them to our developer clients. Revenues from our advertising sales services are significantly affected by real estate market conditions, our willingness and ability to purchase and resell a large number of advertising spaces from print and other media and our relationship with our developer clients.

We provide promotional event services through our subsidiary, Shanghai Dehu. We acquired a 55% interest in Shanghai Dehu in April 2010. Our promotional event services include securing venues, hiring caters and other various service providers, formulating event themes and inviting speakers and guests for real estate promotional events. Revenues from our promotional event services are significantly affected by real estate market conditions, clients’ promotional budgets and the perceived effectiveness of the promotional events and our services.

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

Cost of Revenues. Cost of revenue for the primary real estate agency services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which we act as the agent. Cost of revenue for the secondary real estate brokerage services segment includes sales commission and rental expenses incurred for properties leased for sublet. Cost of revenue of real estate information and consulting services segment primarily consists of sales commission and costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation. Cost of revenue for the real estate online services segment consists of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels. Cost of revenue for real estate advertising services also consists of fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space for resale. Cost of revenue for promotional event services includes salaries of sales and support staff and fees paid to third parties for the services directly related to promotional event services.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our employees, expenses incurred in promoting our brand and services, costs of third-party professional services, costs related to industry research and the development of our CRIC system, rental payments relating to office and administrative functions and depreciation and amortization of property and equipment used in our corporate offices. Since 2006, our selling, general and administrative expenses have also included overhead expenses for our secondary real estate brokerage operations, which include compensation for our sales and administrative staff, rental costs for brokerage storefronts and administrative offices, marketing promotion and other administrative expenses. Our selling, general and administrative expenses also included amortization of intangible assets resulting from business acquisitions.

Share-based Compensation Expenses.

E-House awards. Our selling, general and administrative expenses also include share-based compensation expenses. We have adopted share incentive plans and have granted to certain of our directors, executive officers and employees options and restricted shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—E-House Share Incentive Plan.” Share-based compensation expenses will be recognized, generally over the vesting period of the award based on the fair value of the award on the grant date.

We determine share-based compensation expenses based on the fair value of the options as of the date of grant and amortize such expenses over the vesting period of the options. A change in the amount of share-based compensation expenses will primarily affect our net income, earnings per share and operating expenses.

We engaged an independent appraiser to assess the fair value of our options. Determining the fair value of options requires making complex and subjective judgments.

We recorded compensation expense of $4.8 million, $9.6 million and $13.6 million in 2009, 2010 and 2011, respectively, in connection with the options and restricted shares granted under our share incentive plan. As of December 31, 2011, there was $19.1 million of total unrecognized compensation expense related to unvested share options granted under our share incentive plan. That cost is expected to be recognized over a weighted-average period of 1.90 years.

CRIC awards. Our subsidiary, CRIC, has also granted options and restricted shares to certain of its directors, executive officers and employees as well as some of our directors and officers who have made contributions to CRIC pursuant to its share incentive plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—CRIC Share Incentive Plan.” We recorded compensation expense of $4.9 million, $8.8 million and $11.9 million for options and restricted shares granted under the CRIC share incentive plan in 2009, 2010 and 2011, respectively. As of December 31, 2011, there was $29.1 million of total unrecognized compensation expense related to unvested share options granted under the CRIC share incentive plan. That cost is expected to be recognized over a weighted-average period of 2.15 years.

In addition, in October 2009, after the completion of CRIC’s initial public offering and its acquisition of SINA’s real estate online business, CRIC granted options to purchase 3,609,000 of its ordinary shares to certain employees of SINA and COHT to replace the same number of options of COHT they held at that time. The terms of these options are similar to those of the options of COHT held by such employees. We recorded compensation expense of $2.2 million, $8.7 million and $6.3 million associated with such replacement of options for the period from the date of acquisition of SINA’s real estate online business to December 31, 2009, full year 2010 and 2011, respectively. As of December 31, 2011, there was $7.4 million of total unrecognized compensation expense related to such replacement of options. That cost is expected to be recognized over a weighted-average requisite service period of 1.03 year.

Taxation

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax.

Our subsidiaries in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands.

Our operation in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

Our operation in Macau is subject to the complementary tax at a progressive tax rate of 0% to 12% on Macau sourced profits.

The PRC Enterprise Income Tax Law applies a uniform 25% tax rate to both foreign-invested enterprises and domestic enterprises in the PRC. However, certain enterprises that had enjoyed a preferential tax rate of 15% prior to January 1, 2008, were eligible for phase-out tax rates over the five-year transitional period beginning from January 1, 2008. As such, the applicable rates for E-House Shanghai and Shenzhen subsidiaries are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Moreover, there are some tax incentives available for qualified enterprises under the new Enterprise Income Tax law. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority on June 17, 2009, and thus became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also granted software enterprise status in September 2008 and was further approved by the local tax authority on May 19, 2010 to become qualified to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Qualified software enterprise status is subject to annual review. Shanghai SINA Leju and Shanghai CRIC are in the process of completing the annual review for 2011.

We are also subject to business tax and related surcharges by various local tax authorities at rates of 5% to 5.65% on revenues, or 8.5% to 9.5% on gross profits (the balance of revenues after deducting cost of sales) generated from providing advertising services. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two tax circulars setting out the details of the Shanghai VAT pilot rules, which took effect on January 1, 2012. The VAT pilot rules change the charge of sales tax from business tax to VAT for certain service industries, including the real estate consulting service and advertising industries, in Shanghai. Some of our subsidiaries located in Shanghai fall within the pilot arrangements and are recognized as VAT general taxpayers at the rate of 6% and stop paying business tax from January 1, 2012 onward. We expect that the subjection to VAT will not have a material impact on our consolidated financial statements.

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

Dividends of PRC subsidiaries that are directly held by Hong Kong entities may benefit from a reduced withholding tax rate of 5% pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, subject to the approval from the relevant local branch of the State Administration of Taxation in accordance with the Administrative Measures on Tax Treaty Treatment of Nonresidents (Trial) and other relevant tax rules. Our Hong Kong subsidiaries have not sought approval for such preferential withholding tax rate, given that no dividends have been paid by their respective PRC subsidiaries. Our current holding structure does not allow us to receive any further relief from tax treaties or arrangements. Dividend payments are not subject to tax in Hong Kong, Macau, the British Virgin Islands or the Cayman Islands.

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

Revenue Recognition

We recognize revenue when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

We provide marketing and sales agency services to primary real estate developers. We recognize the commission revenue when a successful sale of property has occurred and upon completing the services required to execute a successful sale without further contingency. A successful sale is defined in each agency contract and is usually achieved after the property buyer has executed the purchase contract, made the required down payment, and the purchase contract has been registered with the relevant government authorities. We may also be entitled to earn additional revenue on the agency services if certain sales and other performance targets are achieved, such as average sale price over a pre- determined period. These additional agency service revenues are recognized when we have accomplished the required targets.

We provide brokerage service for secondary real estate sale and rental transactions. For secondary real estate brokerage service, we recognize revenue upon execution of a transaction agreement between the buyer/lessee and the seller/lessor for which we act as the broker.

We provide real estate consulting services, which include periodic consulting services and project-based consulting services. Project-based consulting services involve providing real estate consulting services to customers in relation to land acquisition and property development. In certain instances, payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. Periodic consulting services involve providing consulting services which are tailored to meet the needs of real estate developer clients at various stages of the project development and sales process for a specified period, such as monthly market studies. The contractual period for such arrangements is usually between one and 12 months with revenue being recognized ratably over such period.

We sell subscriptions to our proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to 12 months. We also provide data integration services periodically, such as periodic market updates and analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system. The contractual period for such arrangements is usually between three and 12 months with revenue being recognized ratably over such period.

We generate online real estate revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. We also generate advertising revenues from outsourcing certain regional sites for a fixed period of time to local hosting partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. We also generate revenue from keyword advertising. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

We generate revenues from real estate advertising design services. We recognize the revenue derived from real estate advertising design services ratably over the specified contract period ranging from three to 12 months. We also provide advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. We recognize advertising sales revenues on a gross basis because we act as principal and are the primary obligator in the arrangement.

We also provide promotional events services, and recognize revenue when such services are rendered, assuming all other revenue recognition criteria have been met.

We also generate revenues from real estate fund management fees, performance fees and allocations. Real estate fund management fees are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. Performance fees and allocations represent the preferential allocations of profits (“carried interest”) that are a component of our general partnership interests in the real estate funds. We are entitled to an additional return from the investment fund in the event investors in the fund achieve cumulative investment returns in excess of a specified amount. We record the additional return from these carried interests as revenue at the end of the contract year.

Effective January 1, 2011, we adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements”, prospectively for all new and materially modified arrangements. ASU 2009-13 requires us to allocate revenue to arrangement deliverables using the relative selling price method.

We have multiple element arrangements that may include provision of primary real estate services, online advertising, promotional events services, consulting services and/or information subscription for the CRIC system. We have determined that each of the deliverables listed above is considered a separate unit of account as each has value to the customer on a standalone basis and has been sold separately on a standalone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of us.

We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence, (“VSOE”), if available; (ii) third-party evidence, (“TPE”), if VSOE is not available; and (iii) best estimate of selling price, (“BESP”), if neither VSOE nor TPE is available.

VSOE. We determine VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. We have historically priced our commission rate for the primary real estate services, periodic consulting services, subscription for the CRIC system and online advertising within a narrow range. As a result, we have used VSOE to allocate the selling price for these services when elements of a multiple element arrangement. We have not historically priced project-based consulting service and promotional event services within a narrow range; therefore, we consider TPE and BESP as discussed below.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our marketing strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charged for similar offerings, market conditions, specification of the services rendered and pricing practices. We have used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement.

The process for determining BESP involves management judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors that we consider in developing our BESP include prices charged for similar offerings, service scope and historical pricing practices.

If the facts and circumstances underlying the factors we consider change, or should subsequent facts and circumstances lead us to consider additional factors, our BESP could change in future periods.

We regularly review the evidence of selling price for our services and maintain internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for our services during the year ended December 31, 2011, nor do we expect a material changes in BESP in the foreseeable future.

Under the previous accounting literature, when an arrangement included project-based consulting services and subscriptions for the CRIC system, the entire arrangement was considered a single unit of account as we did not have VSOE for project-based consulting services. Revenue was recognized based on the revenue recognition model for the final deliverable in the arrangement, which was typically the subscription for the CRIC system, which required ratable recognition over the subscription period. We had objective and reliable evidence of the fair value of the CRIC subscription service. As such, upon delivery of the consulting product, we deferred the fair value of the remaining CRIC subscription and recognized the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria had been met. The residual amount recognized was limited to the cumulative amount due under the terms of the arrangement. Under ASU 2009-13, we are required to use BESP when neither VSOE nor TPE is available. As a result, we are able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met.

If we had applied the provisions of ASU 2009-13 for the year ended December 31, 2010, there would have been no material effect on revenue during that period. Additionally, the adoption of ASU 2009-13 did not have a material effect on revenue for the year ended December 31, 2011 when compared to the revenue that would have been recognized under the guidance in effect prior to the adoption of ASU 2009-13, given the BESP of project-based consulting and VSOE of the subscription for the CRIC system have historically approximated their respective contract prices, and the project-based consulting services have generally been delivered at the beginning of the subscription period. The effect of adopting this guidance in future periods will depend on the nature of our customer arrangements in those periods, including the nature of services included in those arrangements, the magnitude of revenue associated with certain deliverables in those arrangements, and the timing of delivery of the related services in those arrangements, among other considerations. While the effect in future periods is dependent on these factors and future go-to-market strategies, we do not currently expect the adoption of ASU 2009-13 to have a material effect on the timing and pattern of revenue recognition in future periods. We do not expect this new guidance to affect future pricing practices or go-to-market strategies.

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

However, the use of different estimates or assumptions could have caused us to reach different conclusions as to whether or not the developer clients are variable interest entities and, if so, whether or not we are the primary beneficiary and are required to consolidate these developer clients.

Share-Based Compensation

We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation expense in 2009, 2010 and 2011 was $11.9 million, $27.0 million and $32.0 million, respectively.

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

Goodwill Valuation

We perform an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

We perform a goodwill impairment test for each of our reporting units as of December 31 of each year or when there is a triggering event causing us to believe it is more likely than not that the carrying amount of goodwill may be impaired.

A substantial portion of the goodwill on our balance sheet relates the acquisition of our online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. The online unit started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. We believed that this would result in slower than previously expected growth for our online business over the next several years. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of our reporting units against their carrying amount in accordance with U.S. GAAP. We utilized the income approach valuation method (level 3). The key assumptions used in the income approach, which requires significant management judgment, include business assumptions, growth rate, terminal value, and discount rate. We concluded that the carrying amount of our real estate online services reporting unit was higher than the fair value and consequently recorded a one-time goodwill impairment charge of $417.8 million during the third quarter of 2011. We recorded a goodwill impairment charge of nil, nil and $417.8 million for the years ended December 31, 2009, 2010 and 2011, respectively.

Income Taxes

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which are available to reduce future taxes payable in our significant tax jurisdictions. The largest components of our deferred tax assets are accrued salary expenses deductible when payment is made and operating loss carryforwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we establish a valuation allowance to offset the deferred tax assets. As of December 31, 2011, we recognized a valuation allowance against deferred tax assets of $0.7 million. If we subsequently determine that all or a portion of the carryforwards are more likely than not to be realized, the valuation allowance will be released, which will result in a tax benefit in our consolidated statements of operations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2009	2010	2011
Consolidated Statement of Operations Data:
Revenues	299,538	356,525	401,625
Cost of revenues	(70,343)	(104,846)	(163,044)
Selling, general and administrative expenses	(125,721)	(198,425)	(286,688)
Gain from settlement of pre-existing relationship	2,101	—	—
Goodwill impairment charge	—	—	(417,822)
Income (loss) from operations	105,575	53,254	(465,929)
Interest expense	(216)	—	—
Interest income	1,039	2,808	2,627
Other income (loss), net	8,780	5,589	(4,277)
Income (loss) before taxes, equity in affiliates	115,178	61,651	(467,579)
Income tax (expenses) benefit	(19,924)	(12,696)	2,724
Income (loss) before equity in affiliates	95,254	48,955	(464,855)
Income (loss) from equity in affiliates	22,128	(279)	(165)
Net income (loss)	117,382	48,676	(465,020)
Less: Net income (loss) attributable to non-controlling interest	17,104	12,522	(194,663)
Net income (loss) attributable to E-House shareholders	100,278	36,154	(270,357)

Segment Information

We had seven operating segments in 2010 and 2011: (1) primary real estate agency services, (2) secondary real estate brokerage services, (3) real estate information and consulting services, (4) real estate online services, (5) real estate advertising services, (6) promotional event services and (7) real estate fund management services.

In 2009, we had six operating segments: (1) primary real estate agency services, (2) secondary real estate brokerage services, (3) real estate information and consulting services, (4) real estate online services, (5) real estate advertising services and (6) real estate fund management services. The promotional events services segment started as a result of our acquisition of a promotional events provider in the second quarter of 2010, and its results have been reviewed by our chief operating decision maker separately since then.

In 2010 and 2011, our real estate advertising services, promotional events services and real estate fund management segments did not meet the significance threshold for separate disclosure and have been combined in “other services.” We have reclassified our segment information for 2009 to be consistent with our segment information for 2010 and 2011.

2011	Primary real estate agency services	Secondary real estate brokerage services	Real estate information and consulting services	Real estate online services	Other services	Non- allocated	Total
	$	$	$	$	$	$	$
Revenues	158,227,309	18,213,723	61,750,112	136,452,384	26,981,453	—	401,624,981
Cost of revenues	(95,125,886)	(2,355,373)	(6,708,358)	(37,583,296)	(21,271,577)	—	(163,044,490)
Selling general and administrative expenses	(70,639,184)	(26,654,213)	(48,176,668)	(101,384,497)	(8,237,382)	(31,595,643)	(286,687,587)
Goodwill impairment charge	—	—	—	(417,822,304)	—	—	(417,822,304)
Income (loss) from operations	(7,537,761)	(10,795,863)	6,865,086	(420,337,713)	(2,527,506)	(31,595,643)	(465,929,400)
Interest income	669,926	27,150	881,539	675,759	93,130	279,415	2,626,919
Other income (loss), net	2,942,800	271,918	1,790,394	(1,011,864)	(465,943)	(7,804,156)	(4,276,851)
Income (loss) before taxes and equity in affiliates	(3,925,035)	(10,496,795)	9,537,019	(420,673,818)	(2,900,319)	(39,120,384)	(467,579,332)
Income tax benefit (expense)	5,077,552	1,863,112	(3,696,794)	305,651	(825,591)	—	2,723,930
Income (loss) before equity in affiliates	1,152,517	(8,633,683)	5,840,225	(420,368,167)	(3,725,910)	(39,120,384)	(464,855,402)
Income (loss) from equity in affiliates	16,297	—	(94,385)	(9,609)	(77,413)	—	(165,110)
Net income (loss)	1,168,814	(8,633,683)	5,745,840	(420,377,776)	(3,803,323)	(39,120,384)	(465,020,512)

2010	Primary real estate agency services	Secondary real estate brokerage services	Real estate information and consulting services	Real estate online services	Other services	Non- allocated	Total
	$	$	$	$	$	$	$
Revenues	173,081,747	20,892,641	75,110,282	66,804,671	20,635,786	—	356,525,127
Cost of revenues	(62,946,388)	(890,545)	(3,016,516)	(26,361,391)	(11,631,655)	—	(104,846,495)
Selling general and administrative expenses	(46,975,421)	(29,429,044)	(35,214,081)	(54,741,152)	(8,978,057)	(23,087,167)	(198,424,922)
Income (loss) from operations	63,159,938	(9,426,948)	36,879,685	(14,297,872)	26,074	(23,087,167)	53,253,710
Interest income	1,035,826	35,213	1,156,337	286,154	114,293	180,008	2,807,831
Other income (loss), net	1,845,960	195,509	2,360,398	(22,831)	726,952	483,181	5,589,169
Income (loss) before taxes and equity in affiliates	66,041,724	(9,196,226)	40,396,420	(14,034,549)	867,319	(22,423,978)	61,650,710
Income tax (expense) benefit	(9,987,481)	334,285	(2,911,786)	455,815	(587,067)	—	(12,696,234)
Income (loss) before equity in affiliates	56,054,243	(8,861,941)	37,484,634	(13,578,734)	280,252	(22,423,978)	48,954,476
Loss from equity in affiliates	(2,277)	—	(271,300)	(5,085)	—	—	(278,662)
Net income (loss)	56,051,966	(8,861,941)	37,213,334	(13,583,819)	280,252	(22,423,978)	48,675,814

2009	Primary real estate agency services	Secondary real estate brokerage services	Real estate information and consulting services	Real estate online services	Other services	Non- allocated	Total
	$	$	$	$	$	$	$
Revenues	183,154,000	28,447,714	61,707,295	13,829,937	12,399,710	—	299,538,656
Cost of revenues	(55,655,737)	(1,877,546)	(1,865,697)	(4,930,280)	(6,014,185)	—	(70,343,445)
Selling general and administrative expenses	(47,241,533)	(26,123,163)	(22,723,019)	(11,359,944)	(6,338,251)	(11,935,269)	(125,721,179)
Gain from settlement of preexisting relationship	—	—	2,100,832	—	—	—	2,100,832
Income (loss) from operations	80,256,730	447,005	39,219,411	(2,460,287)	47,274	(11,935,269)	105,574,864
Interest expenses	—	—	—	—	—	(215,854)	(215,854)
Interest income	591,772	29,130	166,521	23,722	29,557	198,087	1,038,789
Other income(loss), net	1,842,672	279,030	2,481,451	5,814	(1,810)	4,173,213	8,780,370
Income (loss) before taxes and equity in affiliates	82,691,174	755,165	41,867,383	(2,430,751)	75,021	(7,779,823)	115,178,169
Income tax (expense) benefit	(15,981,753)	2,204,395	(6,710,032)	957,085	(393,776)	—	(19,924,081)
Income (loss) before equity in affiliates	66,709,421	2,959,560	35,157,351	(1,473,666)	(318,755)	(7,779,823)	95,254,088
Income from equity in affiliates	112,628	—	—	22,015,607	—	—	22,128,235
Net income (loss)	66,822,049	2,959,560	35,157,351	20,541,941	(318,755)	(7,779,823)	117,382,323

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our total revenues increased by 13% from $356.5 million in 2010 to $401.6 million in 2011 primarily due to the reasons discussed below.

•                  Primary Real Estate Agency Services. Revenues from our primary real estate agency services decreased by 9% from $173.1 million in 2010 to $158.2 million in 2011. This decrease was mainly due to a decrease in the average commission rate from 1.1% for the full year 2010 to 0.9% for 2011, partially offset by a 9% increase in the total transaction value of new properties sold.

•                  Secondary Real Estate Brokerage Services. Revenues from our secondary real estate brokerage services decreased by 13% from $20.9 million in 2010 to $18.2 million in 2011. This decrease was mainly due to the decrease in real estate sales transaction volume, partially offset by an increase in rental transaction volume.

•                  Real Estate Information and Consulting Services. Revenues from real estate information and consulting services decreased by 18% from $75.1 million in 2010 to $61.8 million in 2011, as a result of a reduction in land transaction-related consulting fees in 2011 compared to 2010, as well as reduction of other consulting revenues amid a slowdown in new land acquisitions and property developments.

•                  Real Estate Online Services. Revenues from real estate online services increased by 104% from $66.8 million in 2010 to $136.5 million in 2011, as a result of growth in real estate online advertising, our geographic expansion and gains in market share.

•                  Other Services. Revenues from other services, including real estate advertising services, promotional event services and real estate fund management, increased by 31% from $20.6 million in 2010 to $27.0 million in 2011. The increase was attributable to the expansion of our real estate promotional event services which started in the second quarter of 2010.

Cost of Revenues. Our cost of revenues increased by 56% from $104.8 million in 2010 to $163.0 million in 2011, primarily due to higher salary expenses for additional sales staff in the primary real estate agency service segment, the addition of the real estate promotional event business starting from the second quarter of 2010, and additional expenses associated with amortization of capitalized fees paid for Baidu’s Brand Link product, which we started to offer in August 2011.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 44% from $198.4 million in 2010 to $286.7 million in 2011. This increase was primarily due to increases in (1) salary, rental and travel expenses for our primary real estate agency service segment, (2) staff and related office expenses associated with our online business expansion, (3) year-end marketing and advertising expenses for our online business, and marketing expenses associated with the launch of our real estate e-commerce platform, (4) salary and bonus expenses associated with additional sales and administrative staff for our information and consulting business, (5) share-based compensation expenses as a result of restricted shares and stock options granted in the fourth quarter of 2010 and first and fourth quarters of 2011 and (6) professional fees related to the merger with CRIC.

•                  Primary Real Estate Agency Services. Selling, general and administrative expenses for our primary real estate agency services increased by 50% from $47.0 million in 2010 to $70.6 million in 2011, primarily due to increases in salary, rental and travel expenses, which resulted from an increase in the number of employees of our primary real estate agency services business and our geographic expansion.

•                  Secondary Real Estate Brokerage Services. Selling, general and administrative expenses for our secondary real estate brokerage services decreased slightly from $29.4 million in 2010 to $26.7 million in 2011, primarily due to a decrease in the number of our secondary real estate brokerage stores in 2011.

•                  Real Estate Information and Consulting Services. Selling, general and administrative expense for our real estate information and consulting services increased by 37% from $35.2 million in 2010 to $48.2 million in 2011, primarily due to an increase in salary and bonus expenses as a result of additional sales and administrative staff.

•                  Real Estate Online Services. Selling, general and administrative expense for our real estate online services increased by 85% from $54.7 million in 2010 to $101.4 million in 2011, primarily due to an increase in salary and other compensation expenses as a result of additional sales and administrative staff and the related office expenses associated with our business expansion, year-end marketing and advertising expenses for our online business, and marketing expenses associated with the launch of the O2O EJU brand and website.

•                  Other Services. Selling, general and administrative expense for our other services decreased slightly from $9.0 million to $8.2 million.

Goodwill Impairment Charge. A substantial portion of goodwill on our balance sheet relates to the acquisition of our online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. Our online unit began to slow down as developers became more pessimistic about sales volume and more cautious with their advertising spending. We believed this would result in slower than previously expected growth for our online business over the next several years. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted us to evaluate and test the fair value of our assets against their carrying amount in accordance with U.S. GAAP. We concluded that the carrying amount of our online assets was higher than their fair value and consequently recorded a one-time goodwill impairment charge of $417.8 million during the third quarter of 2011.

Income (Loss) from Operations. As a result of the foregoing, our loss from operations was $465.9 million in 2011, compared to income from operations of $53.3 million in 2010.

Income Tax benefit (Expense). We had an income tax benefit of US$2.7 million in 2011, as compared to an income tax expense of $12.7 million in 2010, primarily because we incurred a loss before taxes in 2011 as compared to an income before taxes in 2010.

Net Income (Loss). As a result of the foregoing, our net loss was $465.0 million in 2011, compared to net income of $48.7 million in 2010.

Net Income (Loss) Attributable to Non-controlling Interest. As of December 31, 2010, E-House Holdings held a 52.8% equity interest in CRIC and net income attributable to non-controlling interests in 2010 was $12.5 million. As of December 31, 2011, E-House Holdings held a 54.1% equity interest in CRIC. As a result of the significant drop in CRIC net income in 2011, net loss attributable to non-controlling interests was $194.7 million in 2011.

Net Income (Loss) Attributable to E-House Shareholders. Full-year 2011 net loss attributable to E-House shareholders was $270.4 million, or $3.39 loss per diluted ADS, as compared to net income attributable to E-House shareholders of $36.2 million, or $0.44 earnings per diluted ADS, for 2010.

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

•                  Real Estate Information and Consulting Services. Revenues from real estate information and consulting services increased by 22% from $61.7 million in 2009 to $75.1 million in 2010. The increase was primarily due to an increased number of subscribers to the CRIC database and more demand for our customized real estate reports in 2010.

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

Cost of Revenues. Our cost of revenues increased by 49% from $70.3 million in 2009 to $104.8 million in 2010. Cost of revenues for full year 2010 included $26.4 million attributable to our online services, which was acquired in October 2009, while the remaining cost of revenues was $78.4 million, an increase of 20% from $65.4 million for full year 2009 on the same basis.

The increases were mainly due to higher salaries paid to our sales staff in primary real estate agency services and costs associated with the real estate promotional event service provider we acquired in the second quarter of 2010.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 58% from $125.7 million in 2009 to $198.4 million in 2010. This increase was primarily due to increases in (1) salary, commission, bonus and travel expenses associated with our real estate online services and information and consulting services and (2) share-based compensation expenses, partially offset by a decrease in bonus accruals for our primary real estate agency services.

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

•                  Real Estate Information and Consulting Services. Selling, general and administrative expense for our real estate information and consulting services increased by 55% from $22.7 million in 2009 to $35.2 million in 2010, mainly due to personnel related expenses associated with the expansion of our real estate information and consulting services.

•                  Real Estate Online Services. CRIC acquired COHT, the entity which had operated SINA’s real estate online business, in October 2009. $11.4 million of our selling, general and administrative expenses in 2009 was attributable to the acquired real estate online business in the fourth quarter of 2009 as compared to $54.7 million in full year 2010.

•                  Other Services. Selling, general and administrative expense for our other services increased from $6.3 million to $9.0 million, primarily due to the acquisition of the real estate promotional event provider in the second quarter of 2010.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.4%, respectively. The year-over-year percent changes in the consumer price index for February 2010, 2011 and 2012 were increases of 2.7%, 4.9% and 3.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2009	2010	2011
	(in thousands of $)
Net cash provided by (used in) operating activities	129,101	32,460	(19,980)
Net cash provided by (used in) investing activities	1,913	(18,886)	(72,596)
Net cash provided by (used in) financing activities	191,229	(25,847)	(69,221)
Net increase (decrease) in cash and cash equivalents	322,399	(4,244)	(151,812)
Cash and cash equivalents at the beginning of the year	225,663	548,062	543,818
Cash and cash equivalents at the end of the year	548,062	543,818	392,005

Operating Activities

We typically settle the payment of our commissions, consulting fees, and online advertising with our developer clients upon the completion of the entire project or a phase of a project, delivery of a final product (such as closing a land acquisition transaction or providing a market study report), and completion of advertising placements, which typically lasts several weeks to several months. Therefore, our working capital levels are affected by the lag between the time we provide services, bill our clients and the time we collect the payments owed to us. This is reflected in our accounts receivable and has from time to time resulted in negative operating cash flows. In addition, under some of the sales agency agreements we enter into, we are required to pay deposits to the developer customer prior to the commencement of sales. The payment of such deposits affects our cash position and liquidity. We expect to continue from time to time to enter into contracts with developers requiring us to pay deposits, which could have a material effect on our liquidity position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our results of operations and cash flows may fluctuate due to seasonal variations in the real estate market and the non-recurring nature of our services provided to real estate developers.”

Net cash used in operating activities was $20.0 million in 2011, which was mainly attributable to a net loss of $465.0 million and a $75.3 million increase in accounts receivable, partially offset by a $10.4 million decrease in customer deposit, a $13.5 million increase in payroll and welfare payable, and an $11.9 million increase in other current liabilities. The principle non-cash item accounting for the difference between the net loss and the cash used in operating activities for the full year were $417.8 million in goodwill impairment charge relating to our online business, $35.9 million in depreciation and amortization expenses and $32.0 million in share-based compensation expenses.

Net cash provided by operating activities was $32.5 million in 2010, mainly due to net income of $49.0 million before equity in affiliates and non-controlling interest, increases of $6.6 million in accrued payroll and welfare expense, $6.8 million in income tax and other tax payables and $10.8 million in other payables and current liabilities, partially offset by increases of $50.6 million in customer deposits, $27.0 million in accounts receivable, $15.9 million in marketable securities and $8.5 million in deferred taxes. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2010 were $5.7 million in allowance for doubtful accounts, $27.0 million in share-based compensation and $26.4 million in depreciation and amortization.

Net cash provided by operating activities was $129.1 million in 2009, mainly due to net income of $95.3 million before equity in affiliates and non-controlling interest, a decrease in our customer deposits by $32.8 million, an increase in income tax and other tax payables by $26.0 million in aggregate as a result of a higher profit before tax in 2009, and an increase in our accrued payroll and welfare expenses by $19.5 million as a result of higher accruals of year-end bonuses tied to our performance in 2009, partially offset by a decrease in deposits payable by $39.2 million and an increase in our accounts receivable by $37.8 million as a result of an increase in our revenues. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2009 were $13.9 million in allowance for doubtful accounts, $11.9 million in share-based compensation, $10.2 million in depreciation and amortization.

Investing Activities

Our investing activities primarily relate to our acquisition activities, purchases and disposals of property, equipment and intangible assets, and purchases and disposals of investments.

Net cash used in investing activities was $72.6 million in 2011, which was mainly attributable to $37.3 million for purchase of property and equipment as well as intangible assets, $22.7 million for acquisition of subsidiaries and $21.6 million for investment in affiliates, partially offset by a refund of $4.5 million for the deposit for acquisition.

Net cash used in investing activities was $18.9 million in 2010, primarily due to a $4.5 million prepayment for acquisition, a $9.9 million payment for the investment in affiliates and a $12.2 million payment for the purchase of property and equipment as well as intangible assets, partially offset by proceeds of $7.1 million from the sale of properties.

Net cash provided by investing activities was $1.9 million in 2009, primarily due to proceeds from sale of properties held for sale of $5.1million and $11.6 million cash received from COHT upon completion of our acquisition of the remaining 66% equity interest in this entity, partially offset by the payment of $8.4 million for acquisition of Guangzhou Integrated Residential Building Industry Facility Co., Ltd., or Guangzhou Integrated, Shenzhen Fangyou Software Technology Co., Ltd. and Portal Overseas Limited, and payment of $6.3 million for purchasing property and equipment.

Financing Activities

Our financing activities primarily consist of capital contributions, our initial public offering in August 2007, our follow-on offering in February 2008, the initial public offering of our subsidiary CRIC in October 2009, share repurchases, borrowings from commercial banks and dividends paid to ordinary shareholders.

Net cash used in financing activities was $69.2 million in 2011, which was mainly due to the payment of $49.9 million for share repurchases by both E-House and CRIC, as well as the payment of $20.2 million for a cash dividend to shareholders in the second quarter of 2011.

Net cash used in financing activities amounted to $25.8 million in 2010 primarily due to the payment of $20.1 million in cash dividends to E-House shareholders and the payment of $12.9 million to purchase ordinary shares in CRIC from the public market, partially offset by a contribution from non-controlling interests of $4.1 million and proceeds of $3.0 million from the exercise of options.

Net cash provided by financing activities amounted to $191.2 million in 2009 primarily due to the net offering proceeds of $224.9 million from CRIC’s initial public offering, partially offset by the payment of $37.3 million to purchase 3,033,333 ordinary shares in CRIC held by Modern Information Ltd.

As of December 31, 2011, we had $394.6 million in cash and cash equivalents and restricted cash, and no short-term borrowings, resulting in a liquid assets balance of $394.6 million, compared with $550.8 million at the end of 2010. We hold our cash and cash equivalents in interest-bearing U.S. dollar, HKD and RMB-denominated accounts at registered banks and AAA-rated money market funds.

Holding Company Structure

E-House Holdings is a holding company, and it relies principally on dividends from our subsidiaries in China to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and service any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends, loans or advances except in the event of liquidation.. As a result of these PRC laws and regulations, our PRC subsidiaries and variable interest entities are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances.

Such restricted portion amounted to $153.1 million as of December 31, 2011. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House Holdings. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions. These regulations have not had a material and adverse impact on E-House Holdings’ ability to meet its cash obligations and we do not expect them to have a material and adverse impact in the future.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our variable interest entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency—dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. These controls have not had a material and adverse impact on our ability to meet our cash obligations and we do not expect them to have a material and adverse impact in the future.

Capital Expenditure

Our capital expenditures amounted to $6.3 million, $12.2 million and $37.3 million in 2009, 2010 and 2011, respectively. In the past, our capital expenditures consisted principally of purchases of property, equipment and intangible assets used in our operations. In 2011, our capital expenditures also include $9.4 million in payments that we paid for exclusive rights to operate the Baidu channels and sell the Baidu Brand Link product. We funded our capital expenditures primarily with net cash flow generated from operating activities.

C.                                     Research and Development, Patents and Licenses, etc.

Research and Development

As of December 31, 2011, we had 3,890 employees who conduct research and provide training. Most of these employees are at CRIC and our E-House Research and Training Institute. The E-House Research and Training Institute is associated with East China Normal University and Shanghai University and is located on the campus of Shanghai University. In addition to providing training, our research staff support all of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.

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

We currently have the “”, “”, “”, “CRIC”, “”,“Leju” and “” registered trademarks in China. We are waiting for registration results from the Trademark Office with respect to the rest of the trademarks we have applied to register, including the “EJU” trademark. We have registered our domain names, such as www.ehousechina.com, www.cityrehouse.com.cn, www.cric.com, www.dichan.com, www.leju.com, www.eju.com and www.jiaju.com, with the China Internet Network Information Center. We hold copyright registrations in China that cover the CRIC system’s core software. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license the CRIC system’s software, are protected in accordance with the Regulations on the Protection of Computer Software and other relevant laws and regulations of the PRC. We have obtained a software copyright certificate covering the CRIC system’s core software, which provides enhanced intellectual property protection under PRC law.

As part of CRIC’s acquisition of SINA’s real estate online business in October 2009, an affiliate of SINA granted us an exclusive license to use domain names, including house.sina.com.cn and jiaju.sina.com.cn, among others, in connection with our real estate online operations in China. In addition, this affiliate of SINA granted us a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks. In addition, as part of our strategic cooperation with Baidu, we obtain the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing, including among others, house.baidu.com, leju.baidu.com and jiaju.baidu.com.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2011 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1-year	1-3 year	3-5 year	More than 5 years
	(in thousands of $)
Operating lease obligations (1)	49,679	17,836	21,677	2,059	8,107
Liability for exclusive rights (2)	38,090	14,284	23,806	—	—
Total	87,769	32,120	45,483	2,059	8,107

(1)                     Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services storefronts.

(2)                     Our liability for exclusive rights relates to our contractual obligation to pay Baidu for the exclusive right to sell Baidu’s real estate related Brand Link and to build and operate the Baidu real estate and home furnishing channels.

G.                                     Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, government measures that may materially and adversely affect our business, a further slowdown in the growth of China’s economy, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China or the business plans for strategic alliances and other new business initiatives, our failure to manage growth, our loss of competitive advantage due to the failure to maintain and improve the proprietary CRIC system and/or other reasons, our reliance on a concentrated number of real estate developers, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.                                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	44	Co-Chairman and Chief Executive Officer
Charles Chao	46	Co-Chairman
Neil Nanpeng Shen	44	Independent Director
Bing Xiang	49	Independent Director
Hongchao Zhu	52	Independent Director
Jeffrey Zhijie Zeng	43	Independent Director
Yunchang Gu	68	Independent Director
Fan Bao	41	Independent Director
Canhao Huang	54	Director
Li-Lan Cheng	47	Chief Operating Officer
Bin Laurence	44	Chief Financial Officer
Jianjun Zang	44	Co-president
Zuyu Ding	38	Co-president

Mr. Xin Zhou is one of the co-founders of our company and co-chairman of our board of directors. He has served as our chairman since 2003. Mr. Zhou served as our chief executive officer from 2003 to 2009, and has been serving as our chief executive officer again since April 2012. Mr. Zhou also served as co-chairman and chief executive officer of our subsidiary CRIC from 2009 to April 2012. Mr. Zhou has over 19 years of experience in China’s real estate industry. From 1997 to 2003, he served as a director and the general manager of Shanghai Real Estate Exchange Co., Ltd., and as the deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou also served as the chairman and general manager of Shanghai Wanxin Real Estate Investments Consulting Ltd. from 1994 and 1997. In recognition of his contribution to the development of real estate marketing, brokerage and circulation area in Shanghai and elsewhere in China, Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Circulation Industry” in 2005, and named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission. Mr. Zhou currently serves as the acting chairman of the Real Estate Broker Professional Committee of the China Real Estate Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University in China..

Mr. Charles Chao has served as a co-chairman of our board of directors since April 2012 and was a co-chairman of the board of our subsidiary CRIC from October 2009 to April 2012. Since May 2006, Mr. Chao has served as SINA’s director and chief executive officer. Mr. Chao has served as SINA’s president since September 2005 and as SINA’s chief financial officer from February 2001 to May 2006. He also served as SINA’s co-chief operating officer from July 2004 to September 2005, executive vice president from April 2002 to June 2003, and vice president, finance from September 1999 to January 2001. Prior to joining SINA, Mr. Chao served as an experienced audit manager at PricewaterhouseCoopers, LLP in San Jose, California. Mr. Chao is currently a director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on NASDAQ, and an independent director of NetDragon Websoft Inc., a company providing technology for online gaming. Mr. Chao holds a master’s degree in professional accounting from the University of Texas at Austin, a master’s degree in journalism from the University of Oklahoma and a bachelor’s degree in journalism from Fudan University in China.

Mr. Neil Nanpeng Shen has served as our director since January 2005 and has been determined by our board of directors to be an independent director since March 2012. Mr. Shen was also a director of our subsidiary CRIC from 2009 to April 2012. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China, and Ctrip.com International, Ltd., or Ctrip, the largest travel consolidator in China, both listed on NASDAQ. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of American Dairy, Inc., an infant milk company listed on the NYSE, a director of Peak Sport Products Co., a sportswear company listed on the Hong Kong Stock Exchange, a director of China Nuokang Bio-Pharmaceutical Inc., a biopharmaceutical company listed on NASDAQ, the chairman of Mecox Lane Limited, an operator of online platform for apparel and accessories listed on NASDAQ, a director of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ, and a director of Qihoo 360 Technology Co. Ltd., an Internet company listed on the NYSE. Mr. Shen is also an independent director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on NASDAQ, and serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.

Mr. Bing Xiang has served as our independent director since August 2007. Mr. Xiang is a Professor of accounting and Dean at the Cheung Kong Graduate School of Business. Prior to that, Mr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China-Europe International Business School. Mr. Xiang is an independent director of LDK Solar Co., Ltd., a producer of solar wafers listed on the NYSE, Perfect World Co., Ltd., an online game developer and operator listed on NASDAQ, and HC International, Inc., Dan Form Holdings Co., Ltd., Enerchina Holdings Ltd., Sinolink Worldwide Holdings Ltd., China Dongxiang (Group) Co., Ltd., Longfor Properties Co., Ltd. and Peak Sport Products Co., Limited, all listed on Hong Kong Stock Exchange, and Shaanxi Qinchuan Machinery Development Co., Ltd. and Yunnan Baiyao Group Co., Ltd., both listed on Shenzhen Stock Exchange.

Mr. Xiang holds a bachelor’s degree from the Xi’an University of Transportation in China and a Ph.D. degree in accounting from the University of Alberta.

Mr. Hongchao Zhu has served as our independent director since August 2007. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is guest professor of East China University of Political Science and Law and Shanghai Institute of Foreign Trade, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. He is a legal adviser to Overseas Chinese Affairs Office of PRC State Council. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

Mr. Jeffrey Zhijie Zeng has served as our independent director since August 2008. Mr. Zeng is the senior managing director of CITIC Capital Holdings Limited, and the general manager and managing partner of Kaixin Investment, a venture capital fund jointly founded by China Development Bank and CITIC Capital in May 2008. From 2001 to 2008, Mr. Zeng was a managing director of Walden International, a global venture capital firm, for which he was mainly responsible for venture investments in China. Prior to that, Mr. Zeng worked for CITIC Pacific Ltd. in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Mr. Zeng also serves as the chairman of China Special Article Logistics Company. Presently, Mr. Zeng serves as an independent director of AutoNavi Holdings Limited, a provider of digital map content and navigation and location-based solutions listed on NASDAQ, Vimicro International Corporation, a fabless semiconductor company listed on NASDAQ, Shanghai AJ Corporation, a company listed on the Shanghai Stock Exchange, Chinasoft International Ltd. and Great Wall Technology Company Limited, both listed on the Hong Kong Stock Exchange. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng holds a bachelor’s degree in economics from the University of Nagasaki, Japan and a master’s degree in management from Stanford University.

Mr. Yunchang Gu has served as our independent director since August 2008. Mr. Gu is currently vice president of the China Real Estate Research Association. He served as vice president and secretary general of the China Real Estate Association from 1998 to 2006. From 1988 to 1998, he was deputy director of the Center of Policy Research of the PRC Ministry of Construction. Mr. Gu currently serves as an independent director of Sino-Ocean Land Holdings Ltd., listed on the Hong Kong Stock Exchange. Mr. Gu received his bachelor’s degree in urban planning from Shanghai Tongji University in China.

Mr. Fan Bao has served as our independent director since April 2012 and served as an independent director of our subsidiary CRIC from October 2009 to April 2012. Mr. Bao is the founder and chief executive officer of China Renaissance Partners, a leading boutique investment bank in China. Prior to founding China Renaissance Partners in 2004, Mr. Bao was the chief strategy officer of AsiaInfo Holdings, Inc., a leading IT service and software company in China. Prior to that, Mr. Bao worked at investment banking divisions with Morgan Stanley and Credit Suisse for seven years. Mr. Bao is an independent director of Sky-mobi Ltd., a wireless Internet application and service provider listed on NASDAQ. Mr. Bao received a bachelor’s degree from Fudan University in China and a master’s degree from Norwegian School of Management.

Mr. Canhao Huang has served as our director since April 2006. Mr. Huang was the head of operations from September 2007 to December 2009. He served as a vice president from 2000 to September 2007. Prior to that, Mr. Huang was a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000.

Mr. Li-Lan Cheng has served as our chief operating officer since April 2012 and was our chief financial officer from November 2006 to April 2012. Prior to joining us, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate Internet company in China, from 2005 to 2006.

From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE, and an independent director of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

Ms. Bin Laurence has served as our chief financial officer since April 2012. She served as the chief financial officer of our subsidiary CRIC from August 2009 to April 2012. Prior to joining CRIC, Ms. Laurence was a research analyst at SuttonBrook Capital Management LP, a hedge fund based in New York since 2005. Ms. Laurence served as a director in the distressed assets management division of BMO Financial Group in New York from 2002 to 2004. From 1996 to 2002, she served as an associate and a vice president successively covering the media/communications industry in the leveraged finance division of BMO Financial Group. From 1994 to 1996, Ms. Laurence was an analyst covering the media/communications industry in the investment banking division of Lehman Brothers, Inc. in New York. Ms. Laurence is an independent director of ChinaCache International Holdings Ltd., an Internet content and application delivery service provider listed on NASDAQ. Ms. Laurence received a bachelor’s degree from Wellesley College and an MBA from Columbia Business School.

Mr. Jianjun Zang has served as our co-president since April 2012 and he served as our director and acting chief executive officer from September 2009 to April 2012. He was a co-head of our primary real estate agency service from 2001 to 2009. Mr. Zang served as a director of our company from December 2004 to August 2007. He was the chairman and general manager of the predecessor of Shanghai Real Estate Brokerage Co., Ltd. in 2000. Mr. Zang served as a director and general manager of Shanghai Yidu Real Estate Sales & Planning Co., Ltd. from 1998 to 2000, and as an operating director of Shanghai Lidahang Real Estate Consulting Co. from 1993 to 1998. Mr. Zang received a bachelor’s degree from Fudan University and an EMBA degree from Shanghai Jiao Tong University in China.

Mr. Zuyu Ding has served as our co-president since April 2012. He served as a director of our subsidiary CRIC from March 2011 to April 2012, the president of CRIC from September 2011 to April 2012, and a co-president of CRIC from September 2009 to September 2011. Mr. Ding was our technology director from 2001 to January 2008. From 2001 to 2005, he served as the vice president of Shanghai Real Estate Sales (Group) Co., Ltd. Prior to that, from 1997 to 2000, he was the manager of the research and development department of Shanghai Real Estate Exchange Co., Ltd. Mr. Ding currently also serves as vice principal of the E-House Research and Training Institute, an executive director of the China Real Estate Research Association, secretary-general of the Real Estate Broker Professional Committee Intermediary Committee of China Real Estate Association, and an advisor on the real estate market for the Ministry of Housing and Urban-Rural Development. Mr. Ding received a bachelor’s degree from Shanghai East China Normal University in China and an MBA from Macau University of Science & Technology.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. An executive officer may, upon advance written notice, terminate his or her employment if there is a material and substantial reduction in his or her authority and responsibilities and such resignation is approved by our board of directors. Furthermore, we may, upon advance written notice, terminate an executive officer’s employment at any time without cause. Each executive officer is entitled to certain benefits upon termination, including severance pay, if we terminate the employment without cause or if he or she resigns upon the approval of our board of directors. The severance pay comprises one, two or three months’ base salary if such termination or resignation becomes effective during the first year, during the second year or after the second anniversary, respectively, of the effective date of the employment agreement.

The benefits also include the officer’s entitlement to exercise his or her vested options as of the date of termination at any time within three months after the date of termination. Except for the foregoing, the officer is not entitled to any severance payments or benefits upon the termination of the employment for any reason. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each executive officer has agreed to hold in strict confidence any trade secrets or confidential information of our company. Each officer also agrees to faithfully and diligently serve our company in accordance with the employment agreement and the guidelines, policies and procedures of our company approved from time to time by our board of directors.

B.                                     Compensation of Directors and Executive Officers

For the year ended December 31, 2011, we paid an aggregate of approximately RMB6.9 million ($1.1 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors.

E-House Share Incentive Plan

We adopted a share incentive plan, or the E-House Plan, in July 2007 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The E-House Plan was amended and restated on October 16, 2008. The E-House Plan permits us to grant three types of awards: stock options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued pursuant to all awards under the E-House Plan shall be 5% of our total outstanding shares on an as-converted basis as of the effective date of the E-House Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the E-House Plan, as a result of which the additional shares reserved under the E-House Plan as of each applicable anniversary shall equal 5% of our then total outstanding shares. Notwithstanding the foregoing, on the effective date of the E-House Plan and each of the third, sixth and ninth anniversary of the effective date of the E-House Plan, no more than two million incentive share options may be issued until the next applicable anniversary. Accordingly, in July 2010, the third anniversary of the effective date of the E-House Plan, we increased the number of ordinary shares authorized for issuance under the E-House Plan by 4,013,619.

We have granted to certain of our directors, executive officers and employees restricted shares and options to purchase ordinary shares of our company as described below. As of March 31, 2012, the aggregate number of ordinary shares underlying outstanding options granted under the E-House Plan is 3,286,565 and the aggregated number of outstanding restricted shares granted under the E-House Plan is 912,094. The following table summarizes, as of March 31, 2012, the options and restricted shares granted under the E-House Plan to our executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Underlying Options/Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Xin Zhou	100,000	*	N/A	November 24, 2010	N/A
	200,000		5.31	October 10, 2011	October 9, 2021
Charles Chao	—		—	—	—
Neil Nanpeng Shen	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021

Name	Ordinary Underlying Options/Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Bing Xiang	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
Hongchao Zhu	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
Jeffrey Zhijie Zeng	40,000		5.37	August 3, 2008	August 2, 2018
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
Yunchang Gu	40,000		5.37	August 3, 2008	August 2, 2018
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
Fan Bao	—		—	—	—
Canhao Huang	40,000		5.37	April 15, 2008	April 14, 2018
	50,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
Li-Lan Cheng	436,364	(1)	3.30	November 28, 2006	N/A
	40,000		5.37	April 15, 2008	April 14, 2018
	80,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
Bin Laurence	—		—	—	—
Jianjun Zang	40,000		5.37	April 15, 2008	April 14, 2018
	80,000	*	N/A	December 21, 2009	N/A
	80,000	*	N/A	November 24, 2010	N/A
	200,000		5.31	October 10, 2011	October 9, 2021
Zuyu Ding	100,000		5.37	July 17, 2007	July 16, 2017
	40,000		5.37	April 15, 2008	April 14, 2018
Other Individuals as a group	4,142,485	(2)(3)	5.31 to 5.50	March 9, 2007 to	March 8, 2017 to
				October 10, 2011	October 9, 2021

*                      These represent restricted shares.

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

(3)               As of March 31, 2012, options and restricted shares representing an aggregate of 423,515 ordinary shares previously granted to various individuals have been cancelled.

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

CRIC has granted options to purchase ordinary shares of CRIC to certain CRIC directors, executive officers and employees as well as some of our directors and officers who have made contributions to CRIC. As of March 31, 2012, the aggregate number of ordinary shares of CRIC underlying outstanding options granted is 17,060,028 and the aggregated number of outstanding restricted shares of CRIC granted is 87,500, including those granted by CRIC to certain employees of SINA and COHT to replace the same number of COHT options in connection with CRIC’s acquisition of SINA’s real estate online business concurrent with CRIC’s initial public offering. The following table summarizes, as of March 31, 2012, the options and restricted shares granted by CRIC to our directors and executive officers and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Underlying Options/Restricted Shares		Exercise Price ($/Share)	Date of Grant	Date of Expiration
Xin Zhou	1,250,000		3.00	January 1, 2009	December 31, 2018
	500,000		0.65	April 23, 2009	April 22, 2015
	150,000		7.02	March 10, 2011	March 9, 2021
	2,800,000		3.75	October 10, 2011	October 9, 2021
Charles Chao	500,000		8.00	September 24, 2009	September 23, 2019
	100,000		7.02	March 10, 2011	March 9, 2021
	200,000		3.75	October 10, 2011	October 9, 2021
Neil Nanpeng Shen	40,000		8.00	September 24, 2009	September 23, 2019
	25,000		7.02	March 10, 2011	March 9, 2021
	30,000		3.75	October 10, 2011	October 9, 2021
Bing Xiang	20,000		8.00	September 24, 2009	September 23, 2019
Hongchao Zhu	20,000		8.00	September 24, 2009	September 23, 2019
Jeffrey Zhijie Zeng	20,000		8.00	September 24, 2009	September 23, 2019
Yunchang Gu	20,000		8.00	September 24, 2009	September 23, 2019
Fan Bao	60,000		8.00	September 24, 2009	September 23, 2019
	35,000		7.02	March 10, 2011	March 9, 2021
	40,000		3.75	October 10, 2011	October 9, 2021
Canhao Huang	25,000		3.00	January 1, 2009	December 31, 2018
	50,000		8.00	September 24, 2009	September 23, 2019
Li-Lan Cheng	250,000	(1)	3.00	January 1, 2009	N/A
	50,000	(1)	6.00	July 15, 2009	N/A
Bin Laurence	300,000		6.00	July 30, 2009	July 29, 2019
	100,000		7.02	March 10, 2011	March 9, 2021
	200,000		3.75	October 10, 2011	October 9, 2021
Jianjun Zang	25,000		3.00	January 1, 2009	December 31, 2018
	50,000		8.00	September 24, 2009	September 23, 2019
Zuyu Ding	1,000,000		3.00	January 1, 2009	December 31, 2018
	100,000		7.02	March 10, 2011	March 9, 2021
	200,000		3.75	October 10, 2011	October 9, 2021
Other Individuals as a group	10,854,528		0.64 to 8.00	September 6, 2008 to October 10, 2011	September 5, 2014 to October 9, 2021

(1)

These options were subsequently surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

The remaining terms of the CRIC Plan are substantially identical to the terms of the E-House Plan described above. The CRIC Plan terminated as of the Effective Time of our merger with CRIC. See “Item 4. Information on the Company—A. History and Development of the Company” for a description of the merger.

At the Effective Time, we assumed each CRIC option that is outstanding as of the Effective Time, whether vested or unvested, and converted each CRIC option into an E-House option. Pursuant to the merger agreement, each E-House option as so assumed and converted shall be exercisable for that number of whole E-House ordinary shares (rounded down to the nearest whole share) equal to the product of (i) the total number of CRIC ordinary shares subject to such CRIC option and (ii) the Stock Award Exchange Ratio, at an exercise price per E-House ordinary share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of the CRIC option by (y) the Stock Award Exchange Ratio. The exercise price and the number of E-House ordinary shares subject to the E-House option shall be determined in a manner consistent with the requirements of Section 409A of the Code.

As of the Effective Time, we assume each unvested CRIC restricted share that is outstanding at the Effective Time and converted such into the number of E-House restricted shares equal to (i) the number of CRIC restricted shares multiplied by (ii) the Stock Award Exchange Ratio (rounded up to the nearest whole share).

The Stock Award Exchange Ratio is 0.89, being the calculation result of the following formula provided for in the merger agreement:

Stock Award Exchange Ratio = 0.6 + $1.75 / average price *

* the average of the closing sale prices of the E-House shares on the NYSE for each of the 15 consecutive trading days ending with the fourth complete trading day prior to the Effective Time.

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

In 2011, our board of directors held meetings or passed unanimous written resolution in lieu of meeting eight times.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Fan Bao, Jeffrey Zhijie Zeng and Bing Xiang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Fan Bao is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor.

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

In 2011, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting six times.

Compensation Committee. Our compensation committee consists of Hongchao Zhu and Yunchang Gu, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Hongchao Zhu is the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of our company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

In 2011, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting once.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yunchang Gu and Hongchao Zhu, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Yunchang Gu is the chair of our nominating and corporate governance committee.

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

In 2011, our nominating and corporate governance committee held meetings or passed unanimous written resolutions in lieu of meeting once.

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

D.                                    Employees

We had 7,152, 11,351 and 15,785 employees as of December 31, 2009, 2010 and 2011, respectively. The table sets forth the number of employees by area of business as of December 31, 2011:

	Number of Employees	Percentage of Employees
Corporate Offices	2,747	17%
Research Department	3,890	25%
Sales Staff	9,148	58%
Total	15,785	100%

We consider our relations with our employees to be good.

E.                                      Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of the date of this annual report, we had 119,954,905 ordinary shares outstanding, 2,058,184 of which have been issued to our depositary and reserved for future grants under our share incentive plan and are therefore not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned Immediately
	Number	%
Directors and Executive Officers:(1)
Xin Zhou (2)(†)	23,697,314	19.9
Charles Chao	*	*
Neil Nanpeng Shen (3)	5,657,502	4.8
Bing Xiang	*	*
Hongchao Zhu	*	*
Jeffrey Zhijie Zeng	*	*
Yunchang Gu	*	*
Fan Bao	*	*
Canhao Huang (†)	*	*
Li-Lan Cheng	*	*
Bin Laurence	*	*
Jianjun Zang (4)(†)	2,889,730	2.4
Zuyu Ding	*	*
All Directors and Executive Officers as a Group (†)	31,651,851	26.2

Principal Shareholders:
SINA Corporation (5)	29,333,740	24.9
Orbis Investment Management (B.V.I.) Limited and affiliates (6)	15,657,672	13.3
On Chance Inc. (7)(†)	12,464,800	10.6
Jun Heng Investment Limited (8)(†)	9,977,300	8.5

*                      Less than 1% of our total outstanding shares.

†                       Each of these directors and executive officers is a beneficial owner of our shares through On Chance Inc., Jun Heng Investment Limited or both, as the case may be. On Chance Inc. is also a shareholder of Jun Heng Investment Limited.

(1)               Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is 17/F, East Tower, No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(2)               Includes 33,333 ordinary shares that Mr. Zhou personally held, 1,221,881 ordinary shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days after the date of this annual report, and 12,464,800 ordinary shares and 9,977,300 ordinary shares held by On Chance Inc. and Jun Heng Investment Limited, respectively. Each of On Chance Inc. and Jun Heng Investment Limited is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. Mr. Zhou disclaims beneficial ownership of the ordinary shares owned by Jun Heng Investment Limited and On Chance Inc. except to the extent of his pecuniary interest therein.

(3)               Includes 3,750,000 ordinary shares directly held by Smart Create Group Limited, a British Virgin Islands company that is controlled by Mr. Shen, 1,800,423 ordinary shares directly held by Smart Master International Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, 9,999 ordinary shares that Mr. Shen personally held, and 97,080 ordinary shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after the date of this annual report.

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

(4)               Represents 2,717,817 ordinary shares held by Jun Heng Investment Limited that is approximately 27.24% owned by Mr. Zang, 79,998 ordinary shares held by Mr. Zang personally and 91,915 ordinary shares issuable upon exercise of options held by Mr. Zang within 60 days from the date of this annual report.

(5)               Includes 28,600,000 ordinary shares and 733,740 ADSs. SINA Corporation is a company incorporated in Cayman Islands, and its business address is Room 1802, United Plaza, 1468 Nan Jing Road West, Shanghai 200040, People’s Republic of China.

(6)               Based on Schedule 13G/A filed by Orbis Investment Management (B.V.I.) Limited, Orbis Investment Management Limited and Orbis Asset Management Limited on February 14, 2012. Orbis Investment Management (B.V.I.) Limited is a company organized under the laws of the British Virgin Islands. Orbis Investment Management Limited and Orbis Asset Management Limited are companies organized under the laws of Bermuda. The address of their principal business office is 25 Front Street Hamilton, Bermuda HM11.

(7)              On Chance Inc. is a company incorporated in British Virgin Islands and is 95% owned by Xin Zhou. The registered address of On Chance Inc. is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(8)               Jun Heng Investment Limited is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng Investment Limited is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

Immediately following our initial public offering, Xin Zhou held 41.7% of our ordinary shares and as of the date of this annual report, he held 19.9% of our ordinary shares.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, 65,396,492 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 2,058,184 of the 65,396,492 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

ITEM 7.                                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                   Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                     Related Party Transactions

Merger with CRIC

Please refer to “Item 4. Information on the Company—A. History and Development of the Company.”

Service Agreements with CRIC

We first reported our real estate information and consulting services business as a separate segment in our annual report for the year ended December 31, 2008. Prior to the initial public offering of CRIC in October 2009, we provided CRIC with finance and accounting, human resources management, administrative, internal control and audit, operational management, legal and information technology support services, and also provided CRIC with the services of a number of our executives and employees.

Shortly prior to the initial public offering of CRIC, we entered into a series of agreements with CRIC with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement, an onshore cooperation agreement and a consulting and services agreement. These agreements were terminated by mutual consent following the completion of our merger with CRIC in April 2012.

Transactions with Management and Affiliates

Transactions with Management

As of December 31, 2011, we had a payable balance of $0.5 million to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares. See also “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

As of December 31, 2010, we had a payable balance of $0.8 million to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares.

As of December 31, 2009, we had a payable balance of $1.1 million to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares.

Transactions with Affiliates

Prior to E-House’s acquisition of Firmway Assets Limited, a wholly-owned subsidiary of Firmway Assets Limited, Yike Network Technology (Shanghai) Co., Ltd. paid certain deposits on behalf of Shanghai Shangyou Property Management Co., Ltd., or Shangyou. Mr. Xin Zhou is the legal representative of Shangyou. As of December 31, 2011, the balance due from Shangyou was $1.2 million.

As of December 31, 2011, we had a receivable balance of $0.3 million from Shanghai Yueshun Real Estate Development Co., Ltd., a developer client partially owned by Mr. Xin Zhou, representing rental cost paid on behalf of this entity.

As of December 31, 2011, we had a payable balance of $0.2 million to Shangyou, representing a rental prepayment by Shangyou.

As of December 31, 2011, we had a payable balance of $0.4 million to Shanghai Jinyue Real Estate Development Co., Ltd., an entity of which Mr. Xin Zhou is a director, representing the rental expenses paid by Shanghai Jinyue Real Estate Development Co., Ltd. on behalf of one of our subsidiaries.

As of December 31, 2011, we had a payable balance of $0.7 million to Beijing China Real Estate Research Association Technology Ltd, a joint venture formed by us with China Real Estate Research Association and China Real Estate Association, representing payables for services provided by the entity to us.

As of December 31, 2010, we had a payable balance of $4.0 million to the Fund, an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing the amount received for the proceeds of the disposal of an investment project on behalf of the Fund. This amount was paid in January 2011.

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

As of December 31, 2009, we had a receivable balance of $1,025,157 from the Fund, an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing the deposit payment made on behalf of this entity. The amount was collected in March 2010.

All of the receivable balances and payable balances stated above were unsecured, interest free and had no fixed repayment term.

Real Estate Investment Fund Management

In January 2008, we formed E-House China Real Estate Investment Fund I, L.P., or the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner and receives annual management fees and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, our co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director, invested a total of $28.0 million in the Fund. They are also among the non-controlling shareholders of the general partner. We have no investment in the Fund. See “Item 4. Information on the Company—B. Business Overview—Our Services—Other Services—Real Estate Investment Fund Management.” We earned $1.0 million, $1.0 million and $0.3 million in management fees from the Fund in 2009, 2010 and 2011, respectively, which were fully collected in the year when such management fees were earned.

In January 2010, we formed E-House Shengyuan Equity Investment Center, or Shengyuan Center, which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. We had an investment commitment of RMB65.0 million ($10.3 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB40.0 million ($6.4 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. We earned $1.3 million and $1.5 million in management fees from the Center in 2010 and 2011, respectively, which were fully collected in the year when such management fees were earned.

In April 2010, we formed E-House Shengquan Equity Investment Center, or Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner will receive annual management fee and carried interest on a success basis. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB9.0 million ($1.4 million) to Shengquan Center, half of which was paid in May 2010 and the other half was paid in July 2011.

We earned $0.4 million and $0.6 in management fees from Shengquan Center in 2010 and 2011, respectively, which were fully collected in the year when such management fees were earned. We have no investment in Shengquan Center.

Contractual Agreements with Tian Zhuo

In March 2008, Mr. Xin Zhou, our co-chairman and chief executive officer, became the sole shareholder of Tian Zhuo through equity interest transfer from the former shareholder of Tian Zhuo. Subsequently, Tian Zhuo became our variable interest entity through a series of contractual arrangements entered into between Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou. In July 2009, Mr. Xin Zhou transferred 10% equity interest in Tian Zhuo to Mr. Xudong Zhu. Upon completion of the foregoing equity interest transfer, Shanghai CRIC entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders. Under PRC laws, each of Shanghai CRIC and Tian Zhuo is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai CRIC and Tian Zhuo, Tian Zhuo does not transfer any other funds generated from its operations to Shanghai CRIC.

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

Loan Agreements. Pursuant to the loan agreement among Shanghai CRIC, Mr. Xin Zhou and Mr. Xudong Zhu dated July 20, 2009, Shanghai CRIC granted an interest-free loan of RMB0.9 million ($142,996) to Mr. Xin Zhou and RMB0.1 million ($15,888) to Mr. Xudong Zhu respectively solely for their investment in the equity interests in Tian Zhuo.

Pursuant to the loan agreement among Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou dated as of April 1, 2008, Shanghai CRIC granted an interest-free loan of RMB70.0 million ($11.1 million) to Mr. Xin Zhou solely for his provision of a shareholder loan to Tian Zhuo. Mr. Xin Zhou in turn granted an interest-free loan of RMB70.0 million ($11.1 million) to Tian Zhuo to, among other things, support its purchase of certain advertising spaces.

Pursuant to the loan agreement among Shanghai CRIC, Tian Zhuo and Mr. Xin Zhou dated as of September 8, 2008, Shanghai CRIC granted another interest-free loan of RMB1.0 million ($0.2 million) to Mr. Xin Zhou solely for his provision of another shareholder loan to Tian Zhuo. Mr. Xin Zhou in turn granted another interest-free loan of RMB1.0 million ($0.2 million) to Tian Zhuo to support its acquisition of Guangzhou Integrated.

Pursuant to the loan agreement between Shanghai CRIC and Mr. Xin Zhou dated as of July 20, 2009, Mr. Xin Zhou has another outstanding interest-free loan of RMB18.0 million ($2.9 million) payable to Shanghai CRIC. Such RMB18.0 million ($2.9 million) was granted by Mr. Xin Zhou to Tian Zhuo as an interest-free loan to support its investment in Wushi Advertising.

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

Agreements that Transfer Economic Benefits of Tian Zhuo to Us

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

Contractual Agreements with Beijing Leju

In October 2009, Mr. Xudong Zhu and Mr. Jun Luo became the shareholders of Beijing Leju upon completion of the initial public offering of CRIC. Beijing Leju was originally 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Jun Luo. In connection with Mr. Jun Luo’s departure, Mr. Jun Luo transferred his equity interest in Beijing Leju to Mr. Zuyu Ding in September 2011. Our wholly-owned indirect subsidiary, Shanghai SINA Leju, has entered into agreements with Beijing Leju and its shareholders, which provide Shanghai SINA Leju with the substantial ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. We operate our real estate online business through its contractual arrangements with Beijing Leju and its shareholders. Under PRC laws, each of Shanghai SINA Leju and Beijing Leju is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai SINA Leju and Beijing Leju, Beijing Leju does not transfer any other funds generated from its operations to Shanghai SINA Leju.

Agreements that will Provide Effective Control over Beijing Leju

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Zuyu Ding, dated September 10, 2011, each of Mr. Xudong Zhu and Mr. Zuyu Ding granted an irrevocable and unconditional option to Shanghai SINA Leju, that entitles Shanghai SINA Leju or its designated entity or individual to acquire all or part of the equity interests held by him in Beijing Leju at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Beijing Leju will be equal to the registered capital of Beijing Leju, and if there is any limitation imposed by PRC law that requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Beijing Leju irrevocably and unconditionally granted Shanghai SINA Leju an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Beijing Leju. The exercise price for purchasing the assets of Beijing Leju will be equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai SINA Leju or any third party designated by Shanghai SINA Leju.

Loan Agreement. Under the loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Zuyu Ding, dated September 10, 2011, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million ($1.3 million) to Mr. Xudong Zhu and RMB2.0 million ($0.3 million) to Mr. Zuyu Ding, respectively, solely for their purchase of equity interests in Beijing Leju.

Shareholder Voting Rights Proxy Agreement. Under the shareholder voting rights proxy agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Zuyu Ding, dated September 10, 2011, each of Mr. Xudong Zhu and Mr. Zuyu Ding will irrevocably grant any person designated by Shanghai SINA Leju the power to exercise all voting rights to which he will be entitled to as shareholder of Beijing Leju at that time.

Equity Pledge Agreement. Under the equity pledge agreement among Shanghai SINA Leju, Beijing Leju, Mr. Xudong Zhu and Mr. Zuyu Ding, dated September 10, 2011, all of the equity interest in Beijing Leju was pledged to Shanghai SINA Leju to guarantee the performance of the obligations of Beijing Leju, Mr. Xudong Zhu and Mr. Zuyu Ding under the exclusive call option agreement, the loan agreement, the shareholder voting rights proxy agreement and the exclusive technical support agreement. If Mr. Xudong Zhu, Mr. Zuyu Ding or Beijing Leju breach their respective contractual obligations, Shanghai SINA Leju, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Mr. Xudong Zhu and Mr. Zuyu Ding shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Beijing Leju without the prior written consent of Shanghai SINA Leju. The equity pledge right enjoyed by Shanghai SINA Leju will expire when Mr. Xudong Zhu, Mr. Zuyu Ding and Beijing Leju have fully performed their respective obligations under the above agreements.

Agreement that Transfers Economic Benefits of Beijing Leju to Us

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

Contractual Agreements with Shanghai Yi Xin

In April 2011, we and CRIC jointly established Evercrest Holdings Limited in the British Virgin Islands. We and CRIC hold 49% and 51% equity interest in the joint venture, respectively. In connection with the establishment of Evercrest Holdings Limited, we provided an interest free loan to CRIC to fund CRIC’s capital contribution to Evercrest Holdings Limited. The loan is interest free and payable on demand. As of December 31, 2011, an outstanding balance of $9.8 million in respect of the loan is due from CRIC to us.

Evercrest Holdings Limited, through its indirect wholly-owned subsidiary in Hong Kong, further established a wholly-owned subsidiary in China, Shanghai Yi Yue. Shanghai Yi Yue operates real estate e-commerce business through its contractual arrangements with Shanghai Yi Xin and its shareholders.

In December 2011, Zuyu Ding and Weijie Ma became the shareholders of Shanghai Yi Xin, through initial contribution to its registered capital. Shanghai Yi Xin is 70% owned by Zuyu Ding and 30% owned by Weijie Ma. Shanghai Yi Yue has entered into agreements with Shanghai Yi Xin and its shareholders, which provide Shanghai Yi Yue with the substantial ability to control Shanghai Yi Xin and make it a primary beneficiary of Shanghai Yi Xin. Under PRC laws, each of Shanghai Yi Yue and Shanghai Yi Xin is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Yi Yue and Shanghai Yi Xin, Shanghai Yi Xin does not transfer any other funds generated from its operations to Shanghai Yi Yue.

Agreements that will Provide Effective Control over Shanghai Yi Xin

Exclusive Call Option Agreement.    Under the exclusive call option agreement among Shanghai Yi Yue, Shanghai Yi Xin, Zuyu Ding and Weijie Ma, dated December 5, 2011, each of Zuyu Ding and Weijie Ma granted an irrevocable and unconditional option to Shanghai Yi Yue, that entitles Shanghai Yi Yue or its designated entity or individual to acquire all or part of the equity interests held by him in Shanghai Yi Xin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Shanghai Yi Xin will be equal to the registered capital of Shanghai Yi Xin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Shanghai Yi Xin irrevocably and unconditionally granted Shanghai Yi Yue an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Shanghai Yi Xin. The exercise price for purchasing the assets of Shanghai Yi Xin will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Shanghai Yi Yue or any third party designated by Shanghai Yi Yue.

Loan Agreement.    Under the loan agreement among Shanghai Yi Yue, Zuyu Ding and Weijie Ma dated September 20, 2011, Shanghai Yi Yue granted an interest-free loan of RMB10.5 million ($1.7 million) to Zuyu Ding and RMB4.5 million ($0.7 million) to Weijie Ma, respectively, solely for their purchase of equity interests in Shanghai Yi Xin.

Shareholder Voting Right Proxy Agreement.    Under the shareholder voting right proxy agreement among Shanghai Yi Yue, Shanghai Yi Xin, Zuyu Ding and Weijie Ma, dated December 5, 2011, each of Zuyu Ding and Weijie Ma will irrevocably grant any person designated by Shanghai Yi Yue the power to exercise all voting rights to which he will be entitled to as shareholder of Shanghai Yi Xin at that time.

Equity Pledge Agreement.    Under the equity pledge agreement among Shanghai Yi Yue, Shanghai Yi Xin, Zuyu Ding and Weijie Ma, dated December 5, 2011, all of the equity interest in Shanghai Yi Xin was pledged to Shanghai Yi Yue to guarantee the performance of the obligations of Shanghai Yi Xin, Zuyu Ding and Weijie Ma under the exclusive call option agreement, the loan agreement and the shareholder voting right proxy agreement. If Zuyu Ding, Weijie Ma or Shanghai Yi Xin breach their respective contractual obligations, Shanghai Yi Yue, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Zuyu Ding and Weijie Ma shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai Yi Xin without the prior written consent of Shanghai Yi Yue. The equity pledge right enjoyed by Shanghai Yi Yue will expire when Zuyu Ding, Weijie Ma and Shanghai Yi Xin have fully performed their respective obligations under the above agreements.

Agreement that Transfers Economic Benefits of Shanghai Yi Xin to Us

Exclusive Technical Support Agreement.    Pursuant to an exclusive technical support agreement between Shanghai Yi Yue and Shanghai Yi Xin dated December 5, 2011, Shanghai Yi Yue provides Shanghai Yi Xin with a series of technical support services and is entitled to receive related fees. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Yi Xin. Unless expressly provided by this agreement, without prior written consent of Shanghai Yi Yue, Shanghai Yi Xin may not engage any third party to provide the services offered by Shanghai Yi Yue under this agreement.

Contractual Agreements with Beijing Jiajujiu

In April 2012, Zuyu Ding and Weijie Ma became the shareholders of Beijing Jiajujiu, through initial contribution to its registered capital. Beijing Jiajujiu is 70% owned by Zuyu Ding and 30% owned by Weijie Ma. Beijing Maiteng has entered into agreements with Beijing Jiajujiu and its shareholders, which provide Beijing Maiteng with the substantial ability to control Beijing Jiajujiu and make it a primary beneficiary of Beijing Jiajujiu. Under PRC laws, each of Beijing Maiteng and Beijing Jiajujiu is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Beijing Maiteng and Beijing Jiajujiu, Beijing Jiajujiu does not transfer any other funds generated from its operations to Beijing Maiteng.

Agreements that will Provide Effective Control over Beijing Jiajujiu

Exclusive Call Option Agreement.    Under the exclusive call option agreement among Beijing Maiteng, Beijing Jiajujiu, Zuyu Ding and Weijie Ma, dated April 1, 2012, each of Zuyu Ding and Weijie Ma granted an irrevocable and unconditional option to Beijing Maiteng, that entitles Beijing Maiteng or its designated entity or individual to acquire all or part of the equity interests held by him in Beijing Jiajujiu at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Beijing Jiajujiu will be equal to the registered capital of Beijing Jiajujiu, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Beijing Jiajujiu irrevocably and unconditionally granted Beijing Maiteng an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Beijing Jiajujiu. The exercise price for purchasing the assets of Beijing Jiajujiu will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Beijing Maiteng or any third party designated by Beijing Maiteng.

Loan Agreement.    Under the loan agreement among Beijing Maiteng, Zuyu Ding and Weijie Ma dated February 1, 2012, Beijing Maiteng granted an interest-free loan of RMB10.5 million ($1.7 million) to Zuyu Ding and RMB4.5 million ($0.7 million) to Weijie Ma, respectively, solely for their purchase of equity interests in Beijing Jiajujiu.

Shareholder Voting Right Proxy Agreement.    Under the shareholder voting right proxy agreement among Beijing Maiteng, Beijing Jiajujiu, Zuyu Ding and Weijie Ma, dated April 1, 2012, each of Zuyu Ding and Weijie Ma will irrevocably grant any person designated by Beijing Maiteng the power to exercise all voting rights to which he will be entitled to as shareholder of Beijing Jiajujiu at that time.

Equity Pledge Agreement.    Under the equity pledge agreement among Beijing Maiteng, Beijing Jiajujiu, Zuyu Ding and Weijie Ma, dated April 1, 2012, all of the equity interest in Beijing Jiajujiu was pledged to Beijing Maiteng to guarantee the performance of the obligations of Beijing Jiajujiu, Zuyu Ding and Weijie Ma under the exclusive call option agreement, the loan agreement and the shareholder voting right proxy agreement. If Zuyu Ding, Weijie Ma or Beijing Jiajujiu breach their respective contractual obligations, Beijing Maiteng, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Zuyu Ding and Weijie Ma shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Beijing Jiajujiu without the prior written consent of Beijing Maiteng. The equity pledge right enjoyed by Beijing Maiteng will expire when Zuyu Ding, Weijie Ma and Beijing Jiajujiu have fully performed their respective obligations under the above agreements.

Agreement that Transfers Economic Benefits of Beijing Jiajujiu to Us

Exclusive Technical Support Agreement.    Pursuant to an exclusive technical support agreement between Beijing Maiteng and Beijing Jiajujiu dated April 1, 2012, Beijing Maiteng provides Beijing Jiajujiu with a series of technical support services and is entitled to receive related fees. The term of this exclusive technical support agreement will expire upon dissolution of Beijing Jiajujiu. Unless expressly provided by this agreement, without prior written consent of Beijing Maiteng, Beijing Jiajujiu may not engage any third party to provide the services offered by Beijing Maiteng under this agreement.

Share Options and Restricted Shares

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

Legal Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations.

Dividend Policy

We declared and paid dividends to holders of our ordinary shares in the amount of $0.10, $0.07 and $0.08 per share for 2004, 2005 and 2006, respectively. No dividends were declared or paid to holders of our ordinary shares or ADSs for 2007, 2008 and 2009. We paid a cash dividend of $0.25 per ordinary share, or $0.25 per ADS on May 20, 2010 to shareholders of record as of the close of business on April 9, 2010, and a cash dividend of $0.25 per ordinary share, or $0.25 per ADS on April 25, 2011 to shareholders of record as of the close of business on April 6, 2011. Our board of directors has authorized and approved a payment of cash dividend of $0.15 per ordinary share, or $0.15 per ADS on or about April 25, 2012 to shareholders of record as of the close of business on April 5, 2012. We will determine future dividend payments based on our future results of operations, cash flow and capital requirements.

We rely principally on dividends from our subsidiaries in China for our cash requirements, to the extent existing cash in our offshore entities is fully utilized, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us.

Our board of directors has complete discretion as to whether to distribute dividends and intends on paying dividends only to the extent cash is available in the offshore entities. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                     Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                                  THE OFFER AND LISTING

A.                                   Offering and Listing Details

Our ADSs have been listed on the NYSE since August 8, 2007 under the symbol “EJ”. Each ADS represents one of our ordinary shares.

In 2011, the trading price of our ADSs on the NYSE ranged from $4.02 to $16.25 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Sales Price ($)
	High	Low
2007 (from August 9)	36.45	12.26
2008	28.09	4.00
2009	24.39	5.60
2010	21.09	13.01
First quarter	21.09	15.49
Second quarter	20.65	13.01
Third quarter	20.14	13.94
Fourth quarter	19.28	13.15
2011	16.25	4.02
First quarter	16.25	10.96
Second quarter	13.26	7.43
Third quarter	9.93	5.52
Fourth quarter	8.95	4.02
October	8.95	5.00
November	8.51	5.35
December	6.19	4.02
2012
January	6.32	4.50
February	6.97	5.59
March	6.89	5.40
April (through April 23)	6.86	5.69

B.                                     Plan of Distribution

Not applicable.

C.                                     Markets

Our ADSs, each representing one of our ordinary shares, have been traded on the NYSE since August 8, 2007. Our ADSs trade under the symbol “EJ.”

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

B.                                     Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-148729), as amended, initially filed with the SEC on January 17, 2008.

C.                                     Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

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

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in the ADSs or ordinary shares. This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion does not describe all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, or investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those described below. In addition, except to the extent expressly provided below, this discussion does not describe any non-United States, state, or local tax considerations.

HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, NON-UNITED STATES AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any State thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Internal Revenue Code of 1986, as amended (the “Code”).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership.  If a U.S. Holder is a partner of a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, such U.S. Holder is urged to consult with its tax advisor regarding the tax consequences to it of an investment in the ADSs or ordinary shares.

The discussion below is written on the basis that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.  For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as a beneficial owner of the underlying shares represented by the ADSs.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be categorized as active assets.  Passive income generally includes, among other things, dividends, interest, certain types of rents and royalties, and net gain from the sale or exchange of property producing such income.  A non-United States corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock. Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

In light of our significant cash balances and because the value of our assets for purposes of the PFIC test is generally determined by reference to the market price of our ADSs and ordinary shares, we may have been a PFIC for the taxable year ended December 31, 2011, and may continue to be, or become, a PFIC in future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets that we hold in assets that produce active income.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, a U.S. Holder will generally, as discussed below under “—Passive Foreign Investment Company Rules,” be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we are or become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years.  Accordingly, a U.S. Holder, who acquires our ADSs during the current taxable year ended December 31, 2012 or subsequent taxable years, should consider making a “mark-to-market” election, as discussed below under “—Passive Foreign Investment Company Rules,” in first taxable year of such holder’s holding period to avoid owning PFIC-Tainted Shares.  Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares.

Under these PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for each such year; and

•                  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock.  Marketable stock is stock that is traded in other than de minimus quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the NYSE) or other market as defined in applicable United States Treasury Regulations.  We anticipate that our ADSs should qualify as being regularly traded on the NYSE, but no assurances may be given in this regard.  Because our ordinary shares are not traded on the NYSE, it is unclear whether a mark-to-market election may be made with respect to such shares. If a U.S. Holder makes a mark-to-market election for the ADSs or ordinary shares, such holder will (1) include in income for each year that we are treated as a PFIC with respect to such holder an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares held over the holder’s adjusted basis in such ADSs or ordinary shares, and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or ordinary shares over the fair market value of such ADSs or ordinary shares held at the end of the taxable year, but such deduction may be claimed only to the extent of the net amount previously included in income as a result of the mark-to-market election.  The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.  If a U.S. Holder makes a mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not treated as a PFIC.  If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election.  In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which a non-United States corporation is treated as a PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.  If a U.S. Holder makes a mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions, except that the lower capital gain tax rate applicable to qualified dividend income (as discussed below in “—Dividends”) would not apply.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by the PFIC.  Although we do not believe that our subsidiary, CRIC, was a PFIC, for the taxable year ended December 31, 2011 and the previous taxable year, based on CRIC’s current and projected income and assets, CRIC may become a PFIC for the current taxable year ending December 31, 2012, or future taxable years.

Alternatively, U.S. Holders can sometimes avoid the rules described above by electing to treat a PFIC as a “qualified electing fund.”  However, this election will not be available to U.S. Holders because we do not intend to provide U.S. Holders with the information necessary to permit U.S. Holders to make this election.

If a U.S. Holder holds ADSs or ordinary shares in any year in which a non-United States corporation is treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other forms as may be required by the U.S. Treasury Department.  Each U.S. Holder is urged to consult with its tax advisors regarding the application of the PFIC rules if E-House or CRIC is or becomes a PFIC, including the possibility of making a mark-to-market election.

Dividends

Subject to the PFIC rules discussed above in “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on ADSs or ordinary shares out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includable in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs.  Because we do not intend to calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that any distribution paid will generally be reported as a dividend for U.S. federal income tax purposes.

For dividends received in taxable years beginning before January 1, 2013, a non-corporate recipient will be subject to tax on dividend income at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefits of the United States-PRC treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met.  United States Treasury guidance indicates that ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as are our ADSs (but not our ordinary shares).  There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years.  In the event, however, that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC income tax treaty.  Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.  Each U.S. Holder is advised to consult with its tax advisor regarding the availability of the reduced tax rate under their particular circumstances.

Dividends will generally be treated as foreign source income for U.S. foreign tax credit purposes.  A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares.  A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credits are complex.  Accordingly, each U.S. Holder is advised to consult with its tax advisor regarding the availability of a foreign tax credit under their particular circumstances.

Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above under “—Passive Foreign Investment Company Rules,” a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares.  Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for U.S. foreign tax credit purposes.  If any gains were subject to PRC tax and U.S. Holder is eligible for the benefits of the United States-PRC income tax treaty, such gains might be resourced under the treaty as non-United States source gain or loss.  The deductibility of a capital loss may be subject to limitations.  Each U.S. Holder is advised to consult with its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

Certain U.S. Holders who are individuals are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution).  A U.S. Holder who fails to timely furnish the required information may be subject to a penalty.  In addition, information reporting generally will apply to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares.  Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale or other disposition of our ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied).  Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting and backup withholding rules.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                     Statement by Experts

Not applicable.

H.                                    Documents on Display

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

ITEM 11.                           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2011, we had no outstanding borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our financing activities. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars. We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2011, we had RMB or HKD denominated cash balances of $263.4 million and U.S. dollar-denominated cash balances of $131.2 million. Assuming we had converted the U.S. dollar-denominated cash balance of $131.2 million as of December 31, 2011 into RMB at the exchange rate of $1.00 for RMB6.2939 as of December 30, 2011, this cash balance would have been RMB826.0 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB817.8 million as of December 31, 2011.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the years ended December 31, 2009, 2010 and 2011, we received approximately $0.6 million, $0.3 million and $0.5 million, respectively, from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Fan Bao, Bing Xiang and Jeffrey Zhijie Zeng, members of our audit committee, are audit committee financial experts. Each of Fan Bao, Bing Xiang and Jeffrey Zhijie Zeng are independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Section 10A-3 of the Exchange Act).

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

	For the Years Ended December 31,
	2010	2011

Audit fees(1)	1,563,163	1,738,466

Tax fees(2)	—	34,067

(1)               “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)               “Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors, primarily in connection with our transfer price study activities.

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

ITEM 16D.                  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us during 2011. No shares were repurchased during 2011 except during the month indicated and all shares were purchased in the open market.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
May 17	21,100	$9.98	21,100	—
June 1-30	728,800	$9.38	728,800	—
July 1-27	1,260,000	$8.56	1,260,000	—
September 22-30	163,100	$5.85	163,100	—
October 3-5	226,000	$5.36	226,000	—
Total	2,399,000	$8.34	2,399,000	—

(1)	Each ADS represents one ordinary share.

(2)

We publicly announced a share repurchase plan on March 29, 2011, pursuant to which we are authorized to repurchase up to US$50.0 million worth of our ADSs until March 26, 2012. The share repurchase plan expired on March 26, 2012.

We announced on June 22, 2011 that Mr. Xin Zhou, our co-chairman and chief executive officer and a major beneficial owner, intended to use his personal funds to purchase up to an aggregate of US$10.0 million worth of our ADSs in open market transactions within the next twelve months following the announcement. As of the date of this annual report, Mr. Xin Zhou has purchased 250,000 ADSs at an average price of US$9.09 per ADS in open market transactions.

ITEM 16F.                    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                  CORPORATE GOVERNANCE

Our corporate governance practices do not differ in any significant way from those followed by domestic companies under the listing standards of the NYSE.

ITEM 16H.                  MINE SAFETY DISCLOSURE

Not applicable.

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

Exhibit Number	Description of Document

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

4.14

English translation of Consultancy Service Agreement, dated April 1, 2008, between Shanghai CRIC Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on May 4, 2009)

4.15

English translation of Exclusive Call Option Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.15 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.16

English translation of Loan Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.16 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.17

English translation of Shareholder Voting Rights Proxy Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.17 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.18

English translation of Equity Pledge Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.18 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.19

English translation of Exclusive Technical Support Agreement dated May 8, 2008 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

Exhibit Number	Description of Document

4.20

English translation of Exclusive Call Option Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.20 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.21

English translation of Loan Agreement, dated September 20, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.21 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.22

English translation of Shareholder Voting Right Proxy Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.22 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.23

English translation of Equity Pledge Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.23 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.24

English translation of Exclusive Technical Support Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.25*

English translation of Exclusive Call Option Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma.

4.26*	English translation of Loan Agreement, dated February 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Zuyu Ding and Weijie Ma.

4.27*

English translation of Shareholder Voting Right Proxy Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma.

4.28*	English translation of Equity Pledge Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma.

4.29*	English translation of Exclusive Technical Support Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd.

4.30

Agreement and Plan of Merger, dated December 28, 2011, between E-House (China) Holdings Limited, CRIC (China) Holdings Limited and China Real Estate Information Corporation (incorporated by reference to Exhibit 2.1 from our registration statement on Form F-4 (File No. 333-179004), initially filed with the Commission on January 13, 2012).

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-144451), as amended, initially filed with the Commission on July 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.2*	Consent of Fangda Partners

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                      Filed with this Annual Report on Form 20-F.

**               XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-HOUSE (CHINA) HOLDINGS LIMITED

By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Co-Chairman of the Board of Directors and Chief Executive Officer

Date: April 24, 2012

E-HOUSE (CHINA) HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E-House (China) Holdings Limited and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai China

April 24, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the internal control over financial reporting of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated April 24, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai China

April 24, 2012

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2010	2011
	$	$
ASSETS
Current assets:
Cash and cash equivalents	543,817,633	392,005,353
Restricted cash	6,985,409	2,581,801
Marketable securities	16,564,054	7,982,470
Customer deposits, net of allowance for doubtful accounts of $539,433 and $646,334 at December 31, 2010 and 2011, respectively	90,616,995	56,167,994
Accounts receivable, net of allowance for doubtful accounts of $18,296,842 and $14,164,988 at December 31, 2010 and 2011, respectively	174,114,561	244,080,865
Properties held for sale	4,457,709	1,287,157
Deferred tax assets	17,284,547	22,077,959
Prepaid expenses and other current assets	22,052,561	21,817,629
Amounts due from related parties	19,447	1,500,941
Total current assets	875,912,916	749,502,169
Property and equipment, net	21,302,787	27,976,223
Intangible assets, net	183,911,765	213,263,362
Investment in affiliates	10,161,275	32,484,040
Goodwill	453,139,720	49,328,352
Customer deposits, non-current, net of allowance for doubtful accounts of nil and nil at December 31, 2010 and 2011, respectively	1,826,599	26,585,537
Other non-current assets	12,011,463	44,558,560
TOTAL ASSETS	1,558,266,525	1,143,698,243

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to E-House of $2,777,692 and $1,843,770 as of December 31, 2010 and 2011, respectively)	8,148,688	5,686,183
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to E-House of $5,998,335 and $14,530,417 as of December 31, 2010 and 2011, respectively)	37,853,279	50,580,838
Income tax payable (including income tax payable of the consolidated VIEs without recourse to E-House of $3,824,260 and $7,834,965 as of December 31, 2010 and 2011, respectively)	42,276,115	45,762,488
Other tax payable (including other tax payable of the consolidated VIEs without recourse to E-House of $2,965,717 and $5,569,465 as of December 31, 2010 and 2011, respectively)	14,765,431	19,251,800
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to E-House of nil and $654,465 as of December 31, 2010 and 2011, respectively)	5,154,657	1,775,286
Advance from property buyers	7,618,667	2,193,723
Advance from customers and deferred revenue	7,973,091	11,498,742
Liability for exclusive rights, current (including exclusive rights, current of the consolidated VIEs without recourse to CRIC of nil and $13,830,821 as of December 31, 2010 and 2011, respectively)	—	13,830,821
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to E-House of $6,728,488 and $10,372,839 as of December 31, 2010 and 2011, respectively)	16,309,101	25,517,200
Total current liabilities	140,099,029	176,097,081
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to E-House of $424,931and $1,430,257 as of December 31, 2010 and 2011, respectively)	40,152,455	40,108,863
Liability for exclusive rights, non-current (including liability for exclusive rights, non-current of the consolidated VIEs without recourse to CRIC of nil and $21,408,384 as of December 31, 2010 and 2011, respectively)	—	21,408,384
Other non-current liabilities	1,375,469	1,715,913
Total liabilities	181,626,953	239,330,241

Commitments and contingencies (Note 18)
Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 80,752,526 and 79,065,624 shares issued and outstanding, as of December 31, 2010 and 2011, respectively	80,752	79,066
Additional paid-in capital	672,621,384	688,093,431
Retained earnings (Accumulated deficit)	200,822,587	(101,063,764)
Accumulated other comprehensive income	27,640,541	46,253,035
Subscription receivables	(65,417)	—
Total E-House equity	901,099,847	633,361,768
Non-controlling interest	475,539,725	271,006,234
Total equity	1,376,639,572	904,368,002
TOTAL LIABILITIES AND EQUITY	1,558,266,525	1,143,698,243

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED
STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Years Ended December 31,
	2009	2010	2011
	$	$	$

Total revenues	299,538,656	356,525,127	401,624,981
Cost of revenues	(70,343,445)	(104,846,495)	(163,044,490)
Selling, general and administrative expenses	(125,721,179)	(198,424,922)	(286,687,587)
Gain from settlement of pre-existing relationship	2,100,832	—	—
Goodwill impairment charge	—	—	(417,822,304)
Income (loss) from operations	105,574,864	53,253,710	(465,929,400)
Interest expense	(215,854)	—	—
Interest income	1,038,789	2,807,831	2,626,919
Other income (loss), net	8,780,370	5,589,169	(4,276,851)
Income (loss) before taxes and equity in affiliates	115,178,169	61,650,710	(467,579,332)
Income tax (expense) benefit	(19,924,081)	(12,696,234)	2,723,930
Income (loss) before equity in affiliates	95,254,088	48,954,476	(464,855,402)
Income (loss) from equity in affiliates	22,128,235	(278,662)	(165,110)
Net income (loss)	117,382,323	48,675,814	(465,020,512)
Less: Net income (loss) attributable to non-controlling interest	17,104,023	12,521,421	(194,663,431)
Net income (loss) attributable to E-House shareholders	100,278,300	36,154,393	(270,357,081)

Earnings (loss) per share:
Basic	$1.26	$0.45	$(3.39)
Diluted	$1.25	$0.44	$(3.39)
Shares used in computation:
Basic	79,643,079	80,287,171	79,769,823
Diluted	80,456,210	81,302,622	79,769,823

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

					Accumulated
	Ordinary		Additional		Other		Equity (Deficit)
	Shares		Paid-in	Retained	Comprehensive	Subscription	Attributable to	Non-controlling	Total
	Number	$	Capital	Earnings	Income	Receivables	E-House	Interest	Equity
			$	$	$	$	$	$	$

Balance at January 1, 2009	79,769,481	79,770	301,812,186	85,296,056	16,110,460	—	403,298,472	3,691,533	406,990,005
Net income	—	—	—	100,278,300	—	—	100,278,300	17,104,023	117,382,323
Foreign currency translation adjustments	—	—	—	—	156,237	—	156,237	(119,530)	36,707
Total comprehensive income							100,434,537	16,984,493	117,419,030
Repurchase of shares	(277,174)	(277)	(1,048,703)	(825,105)	—	—	(1,874,085)	—	(1,874,085)
Share-based compensation	—	—	10,185,511	—	—	—	10,185,511	1,735,043	11,920,554
Exercise of share options	509,562	509	2,753,597	—	—	—	2,754,106	—	2,754,106
Vesting of restricted shares	144,000	144	434,586	—	—	—	434,730	—	434,730
Replacement of COHT share options	—	—	7,486,795	—	—	—	7,486,795	7,474,001	14,960,796
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	1,260,780	1,260,780
Acquisition of non-controlling interest	—	—	(17,446,572)	—	77,597	—	(17,368,975)	(19,880,354)	(37,249,329)
Recognition of change in E-House’s economic interests in CRIC	—	—	352,415,498	—	—	—	352,415,498	444,287,620	796,703,118

Balance at December 31, 2009	80,145,869	80,146	656,592,898	184,749,251	16,344,294	—	857,766,589	455,553,116	1,313,319,705

Net income	—	—	—	36,154,393	—	—	36,154,393	12,521,421	48,675,814
Foreign currency translation adjustments	—	—	—	—	11,237,772	—	11,237,772	1,541,704	12,779,476
Total comprehensive income							47,392,165	14,063,125	61,455,290
Dividends	—	—	—	(20,081,057)	—		(20,081,057)	—	(20,081,057)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(1,231,562)	(1,231,562)
Share-based compensation	—	—	19,987,214	—	—	—	19,987,214	7,018,559	27,005,773
Exercise of share options	301,192	301	1,623,076	—	—	(65,417)	1,557,960	—	1,557,960
Vesting of the restricted shares	305,465	305	(305)	—	—	—	—	—	—
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	5,763,694	5,763,694
Exercise of CRIC share options	—	—	(1,873,657)	—	—	—	(1,873,657)	3,329,296	1,455,639
Vesting of CRIC restricted shares	—	—	(121,968)	—	—	—	(121,968)	384,468	262,500
Acquisition of non-controlling interest	—	—	(3,614,582)	—	58,475	—	(3,556,107)	(9,312,263)	(12,868,370)
Distribution to E-house	—	—	28,708	—	—	—	28,708	(28,708)	—

Balance at December 31, 2010	80,752,526	80,752	672,621,384	200,822,587	27,640,541	(65,417)	901,099,847	475,539,725	1,376,639,572

Net loss	—	—	—	(270,357,081)	—	—	(270,357,081)	(194,663,431)	(465,020,512)
Foreign currency translation adjustments	—	—	—	—	18,612,494	—	18,612,494	5,619,284	24,231,778
Total comprehensive loss							(251,744,587)	(189,044,147)	(440,788,734)
Dividends	—	—		(20,209,842)	—	—	(20,209,842)	—	(20,209,842)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(783,403)	(783,403)
Share-based compensation	—	—	24,360,791	—	—	—	24,360,791	7,662,766	32,023,557
Exercise of share options	81,495	81	437,548	—	—	65,417	503,046	—	503,046
Vesting of restricted shares	630,603	631	(631)	—	—	—		—	—
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	1,785,764	—	—	—	1,785,764	4,058,245	5,844,009
Changes in equity ownership on partial disposal of subsidiaries	—	—	278,332	—	—	—	278,332	235,824	514,156
Exercise of CRIC share options	—	—	(2,218,582)	—	—	—	(2,218,582)	3,009,721	791,139
Vesting of CRIC restricted shares	—	—	(134,500)	—	—	—	(134,500)	397,000	262,500
Disposal of subsidiaries	—	—	—	—	—	—	—	(493,617)	(493,617)
Repurchase of CRIC shares	—	—	(120,820)	(166,092)	—	—	(286,912)	(29,575,880)	(29,862,792)
Repurchase of shares	(2,399,000)	(2,398)	(8,915,855)	(11,153,336)	—	—	(20,071,589)	—	(20,071,589)

Balance at December 31, 2011	79,065,624	79,066	688,093,431	(101,063,764)	46,253,035	—	633,361,768	271,006,234	904,368,002

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Operating activities:
Net income (loss)	117,382,323	48,675,814	(465,020,512)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	10,162,437	26,388,643	35,858,842
Gain from settlement of pre-existing relationship	(2,100,832)	—	—
Unrealized (gain) loss on marketable securities	—	(679,626)	8,598,962
(Income) loss from equity in affiliates	(22,128,235)	278,662	165,110
Allowance for doubtful accounts	13,937,173	5,739,736	9,605,824
Share-based compensation	11,920,554	27,005,773	32,023,557
Amortization of discounts related to liability for exclusive rights	—	—	891,441
Goodwill impairment charge	—	—	417,822,304
Loss on disposal of subsidiaries	—	—	1,054,348
Others	1,030,759	(2,070,006)	620,084
Changes in operating assets and liabilities:
Restricted cash	(6,852,856)	1,071,118	4,403,608
Customer deposits	32,813,578	(50,618,840)	10,433,895
Accounts receivable	(37,823,690)	(26,971,714)	(75,314,964)
Marketable securities	8,096,038	(15,884,428)	—
Amounts due from related parties	731,809	1,022,856	(227,936)
Property held for sale	—	—	596,251
Prepaid expenses and other current assets	5,752,434	1,968,890	(5,439,775)
Other non-current assets	3,180,863	(1,591,264)	(4,152,077)
Accounts payable	(4,188,599)	(1,906,219)	(2,462,505)
Accrued payroll and welfare expenses	19,538,868	6,580,711	13,478,032
Income tax payable	20,534,956	3,974,621	3,454,544
Other tax payable	5,434,026	2,790,434	4,891,322
Amounts due to related parties	(146,075)	4,367,157	(3,116,871)
Deposits payable	(39,212,152)	—	—
Other current liabilities	1,473,279	10,792,123	11,903,950
Other non-current liabilities	(502,102)	44,146	(8,169)
Deferred taxes	(9,933,315)	(8,518,614)	(20,039,088)
Net cash provided by (used in) operating activities	129,101,241	32,459,973	(19,979,823)

Investing activities:

Deposit for and purchase of property and equipment and intangible assets	(6,315,343)	(12,193,899)	(37,280,818)
Purchase of subsidiaries, net of cash acquired	3,243,113	563,211	(22,685,735)
Deposit (return) for acquisition	—	(4,529,880)	4,529,880
Proceeds from disposal of subsidiaries	—	—	117,457
Proceeds from partial disposal of subsidiaries	—	—	514,156
Investment in affiliates	(329,468)	(9,878,053)	(21,567,027)
Proceeds from sale of properties held for sale	5,080,606	7,051,619	2,149,470
Proceeds from disposal of property and equipment	233,968	100,775	1,626,855
Net cash provided by (used in) investing activities	1,912,876	(18,886,227)	(72,595,762)

Financing activities:
Repurchase of CRIC shares	(37,290,289)	(12,868,370)	(29,862,792)
Repayment of short-term borrowings	(21,947,100)	—	—
Restricted cash-pledged accounts	22,727,280	—	—
Advance from a related party	1,050,000	—	—
Contribution from non-controlling interest	1,175,244	4,115,358	412,364
Proceeds from exercise of options	2,754,106	3,013,599	1,294,185
Proceeds from issuance of ordinary shares of CRIC upon initial public offering, net of paid issuance costs of $23,548,949	224,851,051	—	—
Payment of E-House’s offering costs	(74,629)	—	—
Repurchase of shares	(2,016,499)	—	(20,071,589)
Dividends	—	(20,081,057)	(20,209,842)
Dividends to non-controlling interests shareholders	—	(1,231,562)	(783,403)
Loans from non-controlling interest	—	1,205,000	—

Net cash provided by (used in) financing activities	191,229,164	(25,847,032)	(69,221,077)

Effect of exchange rate changes on cash and cash equivalents	155,279	8,029,035	9,984,382

Net increase (decrease) in cash and cash equivalents	322,398,560	(4,244,251)	(151,812,280)
Cash and cash equivalents at the beginning of the year	225,663,324	548,061,884	543,817,633

Cash and cash equivalents at the end of the year	548,061,884	543,817,633	392,005,353

Supplemental disclosure of cash flow information:
Interest paid	252,481	—	—
Income taxes paid	9,398,214	22,467,285	16,098,204
Non-cash investing and financing activities:
Properties held for sale obtained in settlement of accounts receivable	3,471,273	2,091,056	—
Issuance of ordinary shares in connection with business acquisition	572,000,004	—	—
Offering cost to be paid	146,451	—	—
Replacement of share option due to acquisition	14,960,796	—	—
Decrease in amount due to related party due to vesting of restricted shares	—	(262,500)	(262,500)
Additional paid-in capital recognized in connection with business acquisition	—	—	1,785,764
Non-controlling interest recognized in connection with business acquisition	85,536	1,648,336	3,645,881
Consideration payable for amount recognized in purchase of exclusive rights	—	—	35,239,205

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

In October 2009, the Company’s subsidiary, China Real Estate Information Corporation (“CRIC”) (NASDAQ:CRIC) completed its initial public offering (“IPO”) and acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an online real estate media platform in the PRC. COHT provides online advertising, information and updates related to the real estate and home furnishing industries in China through a VIE, Beijing Yisheng Leju Information Service Co., Ltd. (“Beijing Leju”). As of December 31, 2011, E-House held a 54.12% equity interest in CRIC.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2011:

	Date of	Place of	Percentage of
	incorporation	incorporation	Ownership
Shanghai Real Estate Sales (Group) Co., Ltd.	15-Aug-00	PRC	100%
Shanghai City Rehouse Real Estate Agency Ltd.	17-May-02	PRC	85%
E-House Real Estate Asset Management Co., Ltd.	22-Aug-06	Cayman	51%
China Real Estate Information Corporation	21-Aug-08	Cayman	54%
Shanghai Tian Zhuo Advertising Co., Ltd.	27-Feb-08	PRC	VIE
Beijing Yisheng Leju Information Services Co., Ltd.	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd.	05-Dec-11	PRC	VIE

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of E-House, its majority owned subsidiaries and its VIEs, Shanghai Tian Zhuo Advertising Co., Ltd. (“Tian Zhuo”), Beijing Leju and Shanghai Yi Xin E-Commerce Co., Ltd. All inter-company transactions and balances have been eliminated in consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides advertising activities relating to real estate projects through the investments held by Tian Zhuo, a PRC entity controlled by Xin Zhou, the Group’s executive chairman and chief executive officer. On April 1, 2008, Tian Zhuo entered into various agreements with CRIC (Shanghai) Information Technology Co., Ltd (“Shanghai CRIC”), including a Consultancy Service Agreement, Shareholder Voting Rights Proxy Agreement and Exclusive Equity Transfer Call Agreement. Under these agreements, Shanghai CRIC provides Tian Zhuo with consulting and related services and information services and is entitled to receive service fees in an amount up to all of the profit before tax of Tian Zhuo. In addition, the shareholder of Tian Zhuo irrevocably granted Shanghai CRIC the power to exercise all voting rights to which it was entitled. Finally, Shanghai CRIC has the option to acquire all or part of the equity interests in Tian Zhuo, to the extent as permitted by the then-effective PRC laws and regulations, for nominal consideration.

Through the contractual arrangements described above, Shanghai CRIC is deemed the primary beneficiary of Tian Zhuo. Accordingly, the results of Tian Zhuo and its subsidiaries have been included in the accompanying consolidated financial statements.

The Group provided a $15,216,656 interest free loan to Xin Zhou to fund (i) Tian Zhuo’s capital requirements of $146,314, (ii) acquisitions of $5,120,989, and (iii) prepayments and deposits for a three-year period for real estate advertising placements to certain Shanghai newspapers. Tian Zhuo repaid $2,621,870, nil and nil during the years ended December 31, 2009, 2010 and 2011, respectively.

The following financial statement amounts and balances of Tian Zhuo were included in the accompanying consolidated financial statements:

	As of December 31,
	2010	2011
	$	$
Cash and cash equivalents	12,133,157	2,860,592
Accounts receivable, net of allowance for doubtful accounts	3,649,591	2,171,155
Prepaid expenses and other current assets	1,511,617	2,859,503
Total current assets	17,294,365	7,891,250
Total non-current assets	6,562,186	12,584,611
Total assets	23,856,551	20,475,861

Accounts payable	319,812	107,848
Accrued payroll and welfare expenses	611,029	277,949
Income tax payable	1,156,467	1,044,750
Amounts due to related parties	—	3,766
Other tax payable	412,247	155,588
Other current liabilities	960,528	179,656
Total current liabilities	3,460,083	1,769,557
Deferred tax liabilities, non-current	202,955	21,474
Total liabilities	3,663,038	1,791,031

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Total revenues	12,049,761	8,990,427	4,783,125
Net loss	1,758,565	1,367,126	3,520,995

To comply with PRC laws and regulations, COHT provides substantially all its Internet content and advertising services in China via its VIE Beijing Leju. Beijing Leju is an advertising agency that sells the advertisements for COHT’s real-estate and home furnishing channels. Beijing Leju is wholly-owned by certain PRC employees of the Group and was funded by COHT through interest-free loans to such employee shareholders. These employee shareholders are contractually required to transfer their ownership interest in Beijing Leju to COHT when permitted by PRC laws and regulations at any time for the amount of loans outstanding. The employee shareholders of Beijing Leju irrevocably granted COHT the power to exercise all voting rights to which it was entitled COHT has also entered into exclusive technical service agreements with Beijing Leju under which COHT provides technical and other services to Beijing Leju in exchange for substantially all of Beijing Leju’s net income. In addition, the employee shareholders have pledged their shares in Beijing Leju as collateral for the non-payment of loans and technical and other service fees. As of December 31, 2011, the total amount of interest-free loans extended to the Group’s employee shareholders was $1,587,070 and the accumulated loss of Beijing Leju was $69,674, which has been included in the consolidated financial statements.

The following financial statement amounts and balances of Beijing Leju were included in the accompanying consolidated financial statements:

	As of December 31,
	2010	2011
	$	$
Cash and cash equivalents	41,914,203	26,109,401
Accounts receivable, net of allowance for doubtful accounts	35,028,633	62,707,241
Prepaid expenses and other current assets	10,192,141	15,246,498
Total current assets	87,134,977	104,063,140
Total noncurrent assets	5,402,561	64,857,697
Total assets	92,537,538	168,920,837

Accounts payable	2,457,880	1,735,922
Accrued payroll and welfare expenses	5,387,306	14,252,468
Income tax payable	2,667,793	6,790,215
Other tax payable	2,553,470	5,413,877
Amounts due to related parties	—	650,699
Liability for exclusive rights, current	—	13,830,821
Other current liabilities	5,767,960	10,193,183
Total current liabilities	18,834,409	52,867,185
Deferred tax liabilities, non-current	221,976	1,408,783
Liability for exclusive rights, non-current	—	21,408,384
Total liabilities	19,056,385	75,684,352

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Total revenues	13,813,076	66,876,338	115,762,811
Net income (loss)	147,922	975,076	(1,192,672)

In April 2011, E-House and CRIC jointly established Evercrest Holdings Limited in the British Virgin Islands. E-House and CRIC hold 49% and 51% of the equity interest in the joint venture, respectively. Evercrest Holdings Limited, through its indirect wholly-owned subsidiary in Hong Kong, further established a wholly-owned subsidiary in China, Shanghai Yi Yue Information Technology Co. Ltd. (“Shanghai Yi Yue”). Shanghai Yi Yue operates a real estate e-commerce business through its contractual arrangements with Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”) and its shareholders. Shanghai Yi Xin is wholly-owned by certain PRC employees of the Group and was funded by Shanghai Yi Yue through interest-free loans to such employee shareholders. These employee shareholders are contractually required to transfer their ownership interest in Shanghai Yi Xin to Shanghai Yi Yue when permitted by PRC laws and regulations at any time for the amount of loans outstanding. The employee shareholders of Shanghai Yi Xin irrevocably granted Shanghai Yi Yue the power to exercise all voting rights to which it was entitled Shanghai Yi Yue has also entered into exclusive technical service agreements with Shanghai Yi Xin under which Shanghai Yi Yue provides technical and other services to Shanghai Yi Xin in exchange for substantially all of Shanghai Yi Xin’s net income. In addition, the employee shareholders have pledged their shares in Shanghai Yi Xin as collateral for the non-payment of loans and technical and other service fees. As of December 31, 2011, the total amount of interest-free loans extended to the Group’s employee shareholders was $2,380,605 and the accumulated loss of Shanghai Yi Xin was $1,081, which has been included in the consolidated financial statements. Shanghai Yi Xin had not commenced its operation as of December 31, 2011.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations or are restricted solely to settle the VIE’s obligations.

The Company believes that E-House’s contractual arrangements with Tian Zhuo, Beijing Leju and Shanghai Yi Xin are in compliance with PRC law and are legally enforceable. The shareholders of the consolidated VIEs are also shareholders or senior managements of the Company and therefore the Company believes that they have no current interest in seeking to act contrary to the contractual arrangements. However, the consolidated VIEs and their shareholders may fail to take certain actions required for the Group’s business or to follow the Group’s instructions despite their contractual obligations to do so. Furthermore, if the VIEs or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the Company’s consolidated VIEs, and its ability to conduct the Group’s business may be adversely affected.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests and the valuation allowance on deferred tax assets.

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

The carrying amount of cash, restricted cash, accounts receivable, advance from customers, current portion of customer deposits, other receivables, accounts payable, other payables, current portion of liabilities for exclusive rights and amounts due from/to related parties approximates fair value due to their short-term nature.

The fair value of the customer deposits, non-current portion, was $1,681,695 and $23,509,578 as of December 31, 2010 and 2011, respectively, based on discounted cash flows. The fair value of the non-current portion of liabilities for exclusive rights was nil and $21,408,384 as of December 31, 2010 and 2011, respectively, based on discounted cash flows.

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

(g) Restricted cash

The Group provides brokerage service for secondary properties. Upon consent of the property buyers and sellers, the sales proceeds can be paid through the Group’s accounts, which are put into the custody of the designated bank and can only be used as consideration to the property sellers when the transactions are completed. The Group records the proceeds relating to these transactions as restricted cash and other current liabilities. These restricted cash accounts totaled $5,389,304 and $1,706,426 as of December 31, 2010 and 2011, respectively. In connection with certain primary real estate agency agreements, the Group is required by the developers to maintain certain bank deposits under both parties’ custody through the contract periods or until the presale permits are obtained for the underlying projects. These restricted cash accounts were $1,596,105 and $875,375 as of December 31, 2010 and 2011, respectively.

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

Customer deposits as of December 31, 2011 included $11,109,490 that was secured by the right to purchase 49 units of property in a development project at a prescribed price. Customer deposits as of December 31, 2010 included $14,344,620 that was secured by the right to purchase 81 units of property in a development project at a prescribed price.

(j) Accounts receivable

Accounts receivable, net of allowance for doubtful accounts of $18,296,842 and $14,164,988 at December 31, 2010 and 2011, respectively, consists of following:

	As of December 31,
	2010	2011
	$	$
Unbilled accounts receivable	138,013,483	182,878,383
Billed accounts receivable	36,101,078	61,202,482
Total	174,114,561	244,080,865

Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as billed accounts receivable.

(k) Properties held for sale

Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment for properties held for sale was $712,647, nil and nil for the years ended December 31 2009, 2010 and 2011, respectively.

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2011, the Group determined that no such events were present.

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

(n) Intangible assets, net

Acquired intangible assets mainly consist of license agreements with SINA, a real estate advertising agency agreement with SINA, CRIC database license agreement, exclusive rights with Baidu, Inc. (“Baidu”), favorable lease terms, customer relationships, non-compete agreements and trademarks from business combinations and are recorded at fair value on the acquisition date. All intangible assets, with the exception of customer relationships, are amortized ratably over the contract period. Intangible assets resulting out of acquired customer relationships are amortized based on the timing of the revenue expected to be derived from the respective customer.

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

Management performs a goodwill impairment test for each of its reporting units as of December 31 of each year or when there is a triggering event causing management to believe it is more likely than not that the carrying amount of goodwill may be impaired.

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

(q) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the classification of the related assets and liabilities for financial reporting purposes.

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

(s) Revenue recognition

The Group recognizes revenue when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

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

The Group provides real estate consulting services, which includes periodic consulting services and project-based consulting services.

Project-based consulting services involve providing real estate consulting services to customers in relation to land acquisition and property development. In certain instances, payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. The Group recognizes revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. Periodic consulting services involve providing consulting services which are tailored to meet the needs of real estate developer clients at various stages of the project development and sales process for a specified period, such as monthly market studies. The contractual period for such arrangements is usually between one and 12 months with revenue being recognized ratably over such period.

The Group sells subscriptions to its proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to 12 months. The Group also provides data integration services periodically, such as periodic market updates and analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system. The contractual period for such arrangements is usually between three and 12 months with revenue being recognized ratably over such period.

The Group generates online real estate revenues principally from online advertising, sponsorship arrangements and, to a lesser extent, hosting arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates. The Group also generates advertising revenues from outsourcing certain regional sites for a fixed period of time to local hosting partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. The Group also generates revenue from keyword advertising. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

The Group generates revenues from real estate advertising design services. The Group recognizes the revenue derived from real estate advertising design services ratably over the specified contract period ranging from three to 12 months. The Group also provides advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. The Group recognizes advertising sales revenues on a gross basis because it acts as principal and is the primary obligator in the arrangement.

The Group also provides promotional events services, and recognizes revenue when such services are rendered, assuming all other revenue recognition criterion have been met.

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

Effective January 1, 2011, the Group adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2009-13, “Multiple-Deliverable Revenue Arrangements”, prospectively for all new and materially modified arrangements. ASU 2009-13 requires the Group to allocate revenue to arrangement deliverables using the relative selling price method.

The Group has multiple element arrangements that may include provision of primary real estate services, online advertising, promotional events services, consulting services and/or information subscription for the CRIC system. The Group has determined that each of the deliverables listed above is considered a separate unit of account as each has value to the customer on a standalone basis and has been sold separately on a standalone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group.

The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. The Group determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Group has historically priced its commission rate for the primary real estate services, periodic consulting services, subscription for the CRIC system and online advertising within a narrow range. As a result, the Group has used VSOE to allocate the selling price for these services when elements of a multiple element arrangement. The Group has not historically priced project-based consulting service and promotional event services within a narrow range, therefore, the Group considers TPE and BESP as discussed below.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Group applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s marketing strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, the Group has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. The Group has used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. The Group’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors that the Group considers in developing its BESP include prices charged for similar offerings, service scope and historical pricing practices. If the facts and circumstances underlying the factors the Group considers change, or should subsequent facts and circumstances lead the Group to consider additional factors, the Group’s BESP could change in future periods. The Group regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the year ended December 31, 2011, nor does the Group expect a material changes in BESP in the foreseeable future.

Under the previous accounting literature, when an arrangement included project-based consulting services and subscriptions for the CRIC system, the entire arrangement was considered a single unit of account as the Group did not have VSOE for project-based consulting services. Revenue was recognized based on the revenue recognition model for the final deliverable in the arrangement, which was typically the subscription for the CRIC system, which required ratable recognition over the subscription period. The Group had objective and reliable evidence of the fair value of the CRIC subscription service. As such, upon delivery of the consulting product, the Group deferred the fair value of the remaining CRIC subscription and recognized the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria had been met. The residual amount recognized was limited to the cumulative amount due under the terms of the arrangement. Under ASU 2009-13, the Group is required to use BESP when neither VSOE nor TPE is available. As a result, the Group is able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met.

If the Group had applied the provisions of ASU 2009-13 for the year ended December 31, 2010, there would have been no material effect on revenue during that period. Additionally, the adoption of ASU 2009-13 did not have a material effect on revenue for the year ended December 31, 2011 when compared to the revenue that would have been recognized under the guidance in effect prior to adoption of ASU 2009-13, given the BESP of project-based consulting and VSOE of the subscription for the CRIC system have historically approximated their respective contract prices and the project-based consulting services have generally been delivered at the beginning of the subscription period. The effect of adopting this guidance in future periods will depend on the nature of the Group’s customer arrangements in those periods, including the nature of services included in those arrangements, the magnitude of revenue associated with certain deliverables in those arrangements, and the timing of delivery of the related services in those arrangements, among other considerations. While the effect in future periods is dependent on these factors and future go-to-market strategies, the Group does not currently expect the adoption of ASU 2009-13 to have a material effect on the timing and pattern of revenue recognition in future periods. The Group does not expect this new guidance to affect future pricing practices or go-to-market strategies.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

(t) Cost of revenue

Cost of revenue for the primary real estate agency services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent. Cost of revenue for the secondary real estate brokerage services segment includes sales commission and rental expenses incurred for properties leased for sublet. Cost of revenue of real estate information and consulting services segment primarily consists of sales commission and costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation. Cost of revenue for the real estate online services segment consists of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels. Cost of revenue for real estate advertising services also consists of fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space for resale. Cost of revenue for promotional event services includes salaries of sales and support staff and fees paid to third parties for the services directly related to promotional event services.

(u) Advertising expenses

Advertising expenses are charged to the statements of operations in the period incurred. The Group incurred advertising expenses amounting to $3,068,746, $18,785,709 and $31,146,070 for the years ended December 31, 2009, 2010 and 2011, respectively.

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

The Group recorded an exchange gain of $78,997 and an exchange loss of $1,453,940 and $1,051,883 for the years ended December 31, 2009, 2010 and 2011, respectively, as a component of other income (loss), net.

(w) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts. Cash subsidies of $4,759,411, $4,080,900 and $6,180,360 were included in other income for the years ended December 31, 2009, 2010 and 2011, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied. There is no assurance that the Group will receive similar or any subsidiaries in the future.

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

Movement of the allowance for doubtful accounts for accounts receivable and customer deposits is as follows:

	2009	2010	2011
	$	$	$
Balance as of January 1	3,397,899	13,799,920	18,836,275
Provisions for doubtful accounts	13,739,796	5,623,888	9,513,951
Business acquisition	2,440,358	—	—
Write offs	(5,787,424)	(1,084,209)	(14,380,877)
Changes due to foreign exchange	9,291	496,676	841,973
Balance as of December 31	13,799,920	18,836,275	14,811,322

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

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2009	2010	2011
Net income (loss) attributable to E-House ordinary shareholders — basic	$100,278,300	$36,154,393	$(270,357,081)
Increase (decrease) of income from CRIC*	$750,308	$(278,491)	—

Net income (loss) attributable to E-House ordinary shareholders — diluted	$101,028,608	$35,875,902	$(270,357,081)

Weighted average ordinary shares outstanding	79,643,079	80,287,171	79,769,823
Share options	813,131	1,015,451	—

Weighted average number of ordinary shares outstanding — diluted	80,456,210	81,302,622	79,769,823

Basic earnings (loss) per share	$1.26	$0.45	$(3.39)

Diluted earnings (loss) per share	$1.25	$0.44	$(3.39)

*

In calculating diluted earnings (loss) per share, the amount of CRIC’s net income included in net income (loss) attributable to E-House’s ordinary shareholders is calculated by multiplying CRIC’s diluted EPS by the weighted average number of CRIC shares held by E-House’s during the period, which may result in net income (loss) attributable to E-House ordinary shareholders, for purposes of computing diluted earnings (loss) per share, being different from that actually recorded in the consolidated statements of operations. This difference is presented as increase (decrease) of income (loss) from CRIC.

Diluted earnings (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years Ended December 31,
	2009	2010	2011
Share options	—	—	463,409

(z) Non-controlling interest

As of December 31, 2009, the majority of the Group’s non-controlling interest is attributable to CRIC, which mainly operates the Company’s real estate information and consulting and real estate online services segments. As of December 31, 2010 and 2011, E-House retained a 52.83% and 54.12% equity interest in CRIC, respectively. Non-controlling interest in CRIC included in the Company’s consolidated balance sheets was $469,328,225 and $268,136,200 as of December 31, 2010 and 2011, respectively. For the years ended December 31, 2009, 2010 and 2011, $15,825,296,and $12,271,520 of Group’s consolidated net income, and $190,696,283 of the Group’s consolidated net loss was attributable to CRIC, respectively.

The following schedule shows the effects of changes in E-House’s ownership interest in CRIC on equity attributable to E-House:

	2009	2010	2011
	$	$	$
Net income (loss) attributable to E-House	100,278,300	36,154,393	(270,357,081)
Transfers (to) from the non-controlling interest:
Increase in E-House’s additional paid-in capital for sale of 71,400,000 CRIC common shares	352,415,498	—	—
Decrease in E-House’s additional paid-in capital for purchase of 3,033,333, 1,384,420 and 4,206,600 CRIC common shares for the years ended December 31, 2009, 2010 and 2011 respectively	(17,446,572)	(3,614,582)	(120,820)
Decrease in E-House’s additional paid-in capital for the exercise of CRIC’s options and the vesting of CRIC’s restricted shares	—	(1,995,625)	(2,353,082)

Net transfers (to) from non-controlling interest	334,968,926	(5,610,207)	(2,473,902)

Change from net income attributable to E-House and transfers (to) from non-controlling interest	435,247,226	30,544,186	(272,830,983)

(aa) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(ab) Recently issued accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework.

The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. This ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (“OCI”). The ASU does not change the items that must be reported in OCI. For public entities, the ASU’s amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For all entities, guidance must be applied retrospectively for all periods presented in the financial statements. Early adoption is permitted. The Group does not expect the adoption of this ASU will have a significant effect on its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment”. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments in this ASU apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial statements.

In December 2011, the FASB issued a further authoritative pronouncement, ASU2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in ASU2011-05.” Under the amendments in ASU 2011- 05, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments in ASU 2011-05 require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs in ASU 2011-05 that pertain to how, when, and where reclassification adjustments are presented. Due to the time required to properly make such a reassessment and to evaluate alternative presentation formats, the Board decided that it is necessary to reinstate the requirements for the presentation of reclassifications out of accumulated other comprehensive income that were in place before the issuance of ASU 2011-05. The amendments in this ASU are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In December 2011, the FASB issued an authoritative pronouncement on disclosures about offsetting assets and liabilities. Under this pronouncement, entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group is in the process of evaluating the effect of adoption of this pronouncement.

3. Properties Held for Sale

In 2009, 2010 and 2011, customers transferred legal ownership of 28, 13 and five properties to the Group to settle $3,471,273, $2,091,056 and $1,479,405 in accounts receivable, respectively. Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and direct costs associated with the purchase. The Group recorded a loss of $121,639 and gains of $1,348,003, and $417,610 from selling of the properties held for sale for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, the Group held three residential properties and two commercial properties with a total carrying value of $1,287,157. As of December 31, 2010, the Group held three residential properties and 18 commercial properties with a total carrying value of $4,457,709.

4. Investment in Affiliates

In January 2010, the Group formed a limited partnership, E-House Shengyuan Equity Investment Center (“Shengyuan Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner. The Group’s 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner receives annual management fees and carried interest on a success basis. The Group invested $4.8 million in 2010 and $5.2 million in 2011 into the Shengyuan Center for a 13% equity interest. Mr. Xin Zhou, the Group’s executive chairman, owns an 8% equity interest in the Shengyuan Center and is a limited partner.

The Shengyuan Center is not consolidated by the Group as it lacks control given the limited partners have substantive kick-out rights that allow them to remove the general partner without cause with a vote of 50% of the limited partners, excluding related parties of the general partner. The Group’s investment in Shengyuan Center is accounted for using the equity method as its role as a general partner provides it with significant influence over their activities. The Group records its income (loss) from this investment one quarter in arrears to enable it to have more time to collect and analyze the investments’ results.

In August 2010, the Group entered into a cooperation agreement with China Real Estate Research Association (“CRERA”) and China Real Estate Association (“CREA”) to form a joint venture, Beijing China Real Estate Research Association Technology Ltd (“CRERAT”), which has the exclusive rights to host exhibition and activities sponsored by CRERA or CREA. The new entity also provides other real estate related research reports and consulting services. The Group paid $4,669,376 for a 51% equity interest in the joint venture. CRERA and CREA collectively own the remaining 49%. The Group does not control the board of CRERAT, who has the power to direct the entity’s significant operating activities. Therefore, the transaction was accounted for using the equity method. Under the cooperation agreement, the Group guaranteed profits of up to $18,119,520 to CRERA and CREA over the eight year term of the joint venture. In December 2011, the profit-guarantee clause was removed in a supplementary agreement signed among the Group, CRERA and CREA.

In 2011, the Group paid $15.7 million (RMB100 million) for a 3.7642% equity interest in Star Capital Real Estate Development Fund Management (“Star Capital”) as a limited partner. Mr. Xin Zhou, the Group’s executive chairman serves as a director of Star Capital. The Group’s interest in Star Capital is more than minor and thus is subject to the equity method. The Group records its income (loss) from this investment one quarter in arrears to enable it to have more time to collect and analyze the investments’ results.

5. Acquisitions of Subsidiaries

In March 2011, the Group acquired Firmway Assets Limited (“Firmway”), a company incorporated in the British Virgin Islands, for $12,000,000 from E-House China Real Estate Investment Fund I, L.P. (the “Fund”). Firmway had acquired a 20-year lease for an office building in Shanghai and was developing such building for subsequent sub-lease. The Group acquired Firmway to obtain the lease of the office building, which the Group intends to use as its corporate office. The purchase price was allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash	1,731,778
Amount due from related parties	1,189,679
Prepaid rent	3,815,608	20 years
Liabilities assumed	(1,927)
Favorable lease term	5,264,862	20 years
Goodwill	1,316,215
Deferred tax liabilities	(1,316,215)

Total	12,000,000

The goodwill was allocated to the real estate information and consulting services segment and is not deductible for tax purposes.

In August 2011, the Group acquired Beijing Jiahua Xinlian Media Advertisement Co., Ltd. (“Beijing Jiahua”), which is a real estate advertisement agency, in exchange for a 16% equity interest of the Group’s subsidiary Beijing Yisheng Leju Advertisement Co., Ltd. (“Beijing Advertisement”) having a fair value of $3,398,954, and cash consideration of $9,416,363, to further expand its real estate online services. The acquisition was made to expand the Group’s online advertising business by leveraging Beijing Jiahua’s advertising network. The goodwill mainly reflected the competitive advantages the Company expected to realize from Beijing Jiahua’s standing in the online advertising agency industry, including synergies related to sales and distribution, and growth prospects for higher sales volumes and improved market position, which do not qualify for separate recognition of intangible assets.

The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Total tangible assets acquired	78,775
Liabilities assumed	(468)
Customer relationship	3,307,686	7.3 years
Non-compete agreements	953,596	2.6 years
Goodwill	9,541,048
Deferred tax liabilities	(1,065,320)

Total	12,815,317

The goodwill was allocated to real estate online services segment and is not deductible for tax purposes.

In August 2011, the Group acquired Beijing Shangtuo Shunze Media Advertisement Co. Ltd (“Beijing Shangtuo”), which is a real estate advertisement agency, in exchange for a 5% equity interest in Beijing Advertisement, having a fair value of $1,062,173, and cash consideration of $3,139,312. The acquisition was made to expand the Group’s online advertising business by leveraging Beijing Shangtuo’s advertising network. The goodwill mainly reflected the competitive advantages the Company expected to realize from Beijing Shangtuo’s standing in the online advertising agency industry, including synergies related to sales and distribution, and growth prospects for higher sales volumes and improved market position, which do not qualify for separate recognition of intangible assets.

The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Total tangible assets acquired	78,827
Liabilities assumed	(928)
Customer relationship	983,494	7.3 years
Non-compete agreements	413,854	2.6 years
Goodwill	3,075,575
Deferred tax liabilities	(349,337)

Total	4,201,485

The goodwill was allocated to real estate online services segment and is not deductible for tax purposes.

In October 2009, the Group acquired SINA’s 66% equity interest in COHT, increasing its interest from 34% to 100%, in exchange for 47,666,667 of CRIC’s ordinary shares. The Group acquired COHT in an effort to create substantial synergies between its current operations and COHT’s online real estate business by, among other things, providing its real estate developer clients with access to SINA’s large Internet user base and leveraging its established relationships with real estate developers to attract more advertising clients for COHT’s real estate websites.

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

**

As a result of the Group obtaining control over COHT, the Group’s previously held equity interest was re-measured to fair value of $27,078,000, with the excess of fair value over the carrying amount recognized as a gain of $21,453,221.

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

The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill were the value of the synergies between COHT and CRIC and the acquired assembled workforce, neither of which qualified as an amortizable intangible asset. The goodwill was assigned to the real estate online services segment and is not deductible for tax purposes.

The fair value of the assets acquired included accounts receivable of $13,177,212. The gross amount due under contracts was $15,617,292, of which $2,440,080 was determined to be uncollectible. CRIC did not acquire any other class of receivable as a result of this acquisition.

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

6. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2010	2011
	$	$
Leasehold improvements	12,164,368	15,982,349
Buildings	3,868,203	6,388,288
Furniture, fixtures and equipment	15,226,064	19,844,348
Motor vehicles	5,162,421	6,914,121

Total	36,421,056	49,129,106
Accumulated depreciation	(15,118,269)	(21,152,883)

Property and equipment, net	21,302,787	27,976,223

Depreciation expenses were $3,783,778, $5,047,281 and $6,994,115 for the years ended December 31, 2009, 2010 and 2011, respectively.

7. Intangible Assets, Net

	As of December 31,
	2010	2011
	$	$
Intangible assets not subject to amortization are comprised of the following:
Trademark	720,473	757,266
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement	106,790,000	106,790,000
License agreements with SINA	80,660,000	80,660,000
Exclusive rights with Baidu	—	43,847,992
Customer relationship	7,443,088	11,771,028
Database license	8,300,000	8,300,000
Favorable lease term	2,428,110	7,692,972
Computer software licenses	2,422,026	4,941,947
Non-compete agreements	2,074,417	3,370,919
Customer contracts	3,343,892	770,204
Domain name	—	96,518

	213,461,533	268,241,580
Less: Accumulated amortization
Advertising agency agreement	(13,087,010)	(23,556,616)
License agreements with SINA	(10,082,500)	(18,148,500)
Exclusive rights with Baidu	—	(5,926,487)
Customer relationship	(541,014)	(2,256,989)
Database license	(1,220,589)	(2,197,060)
Favorable lease term	(212,459)	(333,867)
Computer software licenses	(1,013,890)	(1,686,246)
Non-compete agreements	(768,887)	(1,250,708)
Customer contracts	(3,343,892)	(373,381)
Domain name	—	(5,630)

Intangible assets subject to amortization, net	183,191,292	212,506,096

Total intangible assets, net	183,911,765	213,263,362

The Group purchased exclusive rights from Baidu, Inc (“Baidu”) which allow it to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel for $47,612,100, which will be paid within three years. Such rights will expire in August of 2014.

The fair value of $43,847,992 was calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method and amounted to $891,441 for the year ended December 31, 2011.

Amortization expense was $6,378,659, $21,341,362 and $28,864,727 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group expects to record amortization expense of $38,604,545, $38,259,144, $30,833,178, $21,448,979 and $21,114,499 for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

8. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2010 and 2011 are as follows:

			Real estate
	Primary	Secondary	information
	real estate	real estate	and	Real estate
	agency	brokerage	consulting	online	Other
	services	services	services	services	services	Total
	$	$	$	$	$	$
Balance as of January 1, 2010	2,683,889	73,092	4,350,789	444,885,665	666,257	452,659,692
Goodwill recognized upon acquisition	—	—	—	396,736	—	396,736
Exchange rate translation	81,084	2,208	—	—	—	83,292
Gross Goodwill	2,764,973	75,300	4,350,789	445,282,401	666,257	453,139,720
Accumulated impairment	—	—	—	—	—	—
Balance as of December 31, 2010	2,764,973	75,300	4,350,789	445,282,401	666,257	453,139,720
Goodwill recognized upon acquisition	523,257	—	1,316,215	12,616,623	—	14,456,095
Disposal of subsidiaries	—	—	—	—	(666,257)	(666,257)
Exchange rate translation	141,951	3,845	—	75,302	—	221,098
Gross goodwill	3,430,181	79,145	5,667,004	457,974,326	—	467,150,656
Accumulated impairment	—	—	—	(417,822,304)	—	(417,822,304)
Balance as of December 31, 2011	3,430,181	79,145	5,667,004	40,152,022	—	49,328,352

A substantial portion of goodwill on the Group’s balance sheet relates to the acquisition of the Group’s online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. The online unit started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. The Group believed that this would result in slower than previously expected growth for its online business over the next several years. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of the Group’s reporting units against their carrying amount. The Group utilized the income approach valuation method (level 3) to compute the fair value of its reporting units. The key assumptions used in the income approach, which requires significant management judgment, include business assumptions, growth rate, terminal value, and discount rate. The Group concluded that the carrying amount of its real estate online services reporting unit was higher than its fair value and consequently recorded a one-time goodwill impairment charge of $417,822,304 during the third quarter of 2011. The Group recorded a goodwill impairment charge of nil, nil and $417,822,304 for the years ended December 31, 2009, 2010 and 2011, respectively.

9. Repurchase of Shares

In 2008, the Company’s board of directors approved two share repurchase programs. Under those programs, the Company was authorized, but not obligated, to repurchase within one year its own American Depositary Shares (“ADSs”) with an aggregate value of up to $40 million. In 2009, the Company repurchased a total of 277,174 ADSs for $1,874,085, which were retired by December 31, 2009. The excess of $1,873,808 of purchase price over par value was allocated between additional paid-in capital and retained earnings of $1,048,703 and $825,105, respectively.

In 2011, the Company’s board of directors approved a share repurchase program. Under the program, the Company was authorized, but not obligated, to repurchase within one year its own ADSs with an aggregate value of up to $50 million. As of December 31, 2011, the Company has repurchased a total of 2,399,000 ADSs for $20,071,589. The excess of $20,069,191 of purchase price over par value was allocated between additional paid in capital and retained earnings of $8,915,855 and $11,153,336, respectively.

In 2011, CRIC’s board of directors approved a share repurchase program. Under the program, CRIC was authorized, but not obligated, to repurchase within one year its own ADSs with an aggregate value of up to $50 million. As of December 31, 2011, CRIC had repurchased a total of 4,206,600 ADSs for $29,862,792. The purchase price was allocated between additional paid-in capital, retained earnings and non-controlling interest of $120,820, $166,092 and $29,575,880, respectively.

The portion of the excess allocated to additional paid-in capital was limited to the pro rata portion of capital surplus from stock issuance.

10. Dividends

In 2010, the Company’s board of directors approved the payment of a cash dividend of $0.25 per ordinary share ($0.25 per ADS), for a total of $20,081,057, which was paid in May 2010 to shareholders of record as of the close of business on April 9, 2010.

In 2011, the Company’s board of directors approved the payment of a cash dividend of $0.25 per ordinary share ($0.25 per ADS), for a total of $20,209,842, which was paid in April 2011 to shareholders of record as of the close of business on April 6, 2011.

11. Other Income

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Gain from sales of marketable securities	3,436,713	—	—
Unrealized gains (loss) on marketable securities	—	679,626	(8,598,962)
Government subsidies	4,759,411	4,080,900	6,180,360
Reimbursement income from depository agent	626,888	542,056	721,813
Gain (loss) from sales of properties held for sale	(121,639)	1,348,003	417,610
Gain from bargain purchase	—	392,524	—
Foreign exchange gain (loss)	78,997	(1,453,940)	(1,051,883)
Loss from disposal of subsidiaries	—	—	(1,054,348)
Amortization of discounts related to liability for exclusive rights	—	—	(891,441)

Total other income (loss)	8,780,370	5,589,169	(4,276,851)

12. Income Tax

The provision for income taxes is comprised of the following:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Current Tax
PRC	29,967,894	18,153,060	17,257,121
Other	48,961	2,513,074	58,037

	30,016,855	20,666,134	17,315,158

Deferred Tax
PRC	(10,092,774)	(7,969,900)	(20,039,088)
Other	—	—	—

	(10,092,774)	(7,969,900)	(20,039,088)

Income tax expense (gain)	19,924,081	12,696,234	(2,723,930)

The Company is incorporated in the Cayman Islands, which is tax-exempt.

On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a uniform enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises that enjoyed a preferential tax rate of 15% are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises would be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively. E-House Shanghai and Shenzhen subsidiary are subject to such a graduated rate schedule.

Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010. In May 2010, Shanghai CRIC was granted software enterprise status, which exempted it from income taxes for 2009 and provides a 50% reduction in its income tax rate, or a rate of 12.5% from 2010 through 2012. Shanghai CRIC received a $4,286,591 tax refund in the second quarter of 2010 related to its 2009 tax payment, which was recognized as a component of income tax benefit during 2010.

Shanxi E-House Real Estate Investment Consultant Co., Ltd. and Chengdu E-House Western Real Estate Investment Consultant Co., Ltd. were established in the western region of China and were deemed to be engaged in an industry category encouraged by the government. Shanxi E-House Real Estate Investment Consultant Co., Ltd. was therefore subject to a 15% income tax rate for the years from 2008 through 2010. In September 2010, Chengdu E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% for the years from 2009 through 2010. Both entities are subject to income tax at the statutory rate of 25% subsequent to 2010.

In February 2009, Shanghai SINA Leju Information Technology Co., Ltd. (“SHLJ”), COHT’s subsidiary in China, was granted software enterprise status, which qualified the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012.

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($15,871) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, E-House Shanghai, is therefore subject to examination by the PRC tax authorities from 2007 through 2011 on non-transfer pricing matters, and from 2002 through the end of 2011 on transfer pricing matters.

The principal components of the deferred income tax assets/ liabilities are as follows:

	As of December 31,
	2010	2011
	$	$
Deferred tax assets:
Accrued salary expenses	8,796,784	11,798,451
Bad debt provision	4,566,526	3,128,545
Net operating loss carry forwards	6,950,541	19,845,104
Advertising expenses temporarily non-deductible	633,380	4,345,753
Other	235,775	202,734

Gross deferred tax assets	21,183,006	39,320,587
Valuation allowance	(183,392)	(689,076)

Total deferred tax assets	20,999,614	38,631,511

Analysis as:
Current	17,284,547	22,077,959
Non-current	3,715,067	16,553,552

Deferred tax liabilities:
Amortization of intangible and other assets	40,152,455	40,108,863

Total deferred tax liabilities	40,152,455	40,108,863

Analysis as:
Current	—	—
Non-current	40,152,455	40,108,863

Movement of the valuation allowance is as follows:

	2009	2010	2011
	$	$	$
Balance as of January 1,	3,207,372	157,085	183,392
Additions	28,273	21,110	484,262
Business acquisition	292,638	—	—
Releases	(3,372,782)	—	—
Changes due to foreign exchange	1,584	5,197	21,422

Balance as of December 31,	157,085	183,392	689,076

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $28,273, $21,110 and $484,262 for the years ended December 31, 2009, 2010 and 2011, respectively. The Group released a valuation allowance of $3,372,782 in 2009 primarily relating to the secondary real estate brokerage services segment, which started to generate taxable income in 2009 with improved market conditions. There was no valuation allowance released in 2010 or 2011.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2009	2010	2011
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	2.90%	12.10%	(24.26)%
Effect of tax preference	(6.79)%	(9.25)%	0.72%
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.91)%	(0.34)%	(0.83)%
Tax refund	—	(6.95)%	—
Other	(2.90)%	0.03%	(0.05)%

	17.30%	20.59%	0.58%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
The aggregate dollar effect	1,433,584	9,530,020	3,046,393
Per share effect — basic	0.02	0.12	0.04
Per share effect — diluted	0.02	0.12	0.04

As of December 31, 2011, the Group had net operating loss carry forwards of $79,380,416, which will expire if not used between 2012 and 2016.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $313.2 million at December 31, 2011 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax.

13. Share-Based Compensation

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

Share Options:

During the years ended December 31, 2009, 2010 and 2011, the Company granted options to certain employees, senior management and independent directors for the purchase of nil, nil and 1,994,000 ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of the Company at an exercise price $5.31 per share, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.

The Company has used the binomial model to estimate the fair value of the options granted under the E-House Plan. The assumptions used in the binomial model were:

2011
Average risk-free rate of return	2.54%
Contractual life of option	10 years
Average estimated volatility rate	77.02%
Average dividend yield	4.11%

The weighted-average grant-date fair value of options granted during the year ended December 31, 2011 was $3.31 per share. The Company recorded compensation expense of $4,474,956, $4,157,992 and $2,903,861, for the years ended December 31, 2009, 2010 and 2011, respectively. During the years ended December 31, 2009, 2010 and 2011, 509,562, 301,192 and 81,495, options were exercised having a total intrinsic value of $6,870,042, $5,177,687 and $422,455, respectively.

A summary of option activity under the E-House Plan during the year ended December 31, 2011 is presented below.

			Weighted
		Weighted	average	Aggregate
		Average	remaining	Intrinsic
	Number of	exercise	contractual	value of
	options	Price	term	options
		$		$
Outstanding, as of January 1, 2011	1,442,075	5.38
Granted	1,994,000	5.31
Exercised	(81,495)	5.37
Forfeited	(22,506)	5.37
Outstanding, as of December 31, 2011	3,332,074	5.34	8.25	—
Vested and expected to vest as of December 31, 2011	3,227,538	5.34	8.20	—
Exercisable as of December 31, 2011	1,338,074	5.38	5.97	—

As of December 31, 2011, there was $5,743,581 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 2.78 years.

Restricted Shares:

The Company granted 931,000, 972,000 and 28,000, restricted shares to certain employees, directors and officers in 2009, 2010 and 2011 respectively. Under the terms of each restricted shares, restricted shares vest over three years. A summary of restricted share activity under the E-House Plan during the year ended December 31, 2011 is presented below:

		Weighted average
	Number of restricted shares	grant-date fair value
		$
Unvested as of January 1, 2011	1,583,035	15.90
Granted	28,000	11.57
Vested	(630,603)	16.21
Forfeited	(61,336)	15.96

Unvested as of December 31, 2011	919,096	15.56

The total fair value of restricted shares vested in 2009, 2010 and 2011 was $200,160, $5,782,457 and $10,219,188, respectively.

As of December 31, 2011, there was $13,405,429 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 1.52 years.

The Company recorded compensation expense of $321,687, $5,403,940 and $10,668,117, for the years ended December 31, 2009 and 2010 and 2011, respectively, related to restricted shares.

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

During 2011, CRIC granted 8,361,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price from $3.75 to $7.02 per share pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of two to three years.

CRIC used the binomial model to estimate the fair value of the options granted under the CRIC Plan using the following assumptions:

	2009	2011
Average risk-free rate of return	3.22%	3.22%
Contractual life of option	10 years	10 years
Average estimated volatility rate	71.79%	70.35%
Average dividend yield	0.00%	0.00%

On July 15, 2009, CRIC modified the number and vesting schedule of 756,000 options previously granted on January 1, 2009. The modification decreased the number of options to 251,500 and reduced the vesting period from four years to one to two years with no incremental compensation expenses incurred.

On July 30, 2009, CRIC granted 300,000 restricted shares to a certain E-House employee to replace the same number of options previously granted under the CRIC Plan. The purchase price of the restricted shares was $3.00 per share for 250,000 shares and $6.00 per share for 50,000 shares, which was the exercise price of the options that were replaced. The vesting and other requirements imposed on these restricted shares were also the same as under the original option grant. The modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares that remain unvested is recorded as an amount due to related party as of December 31, 2009, 2010 and 2011.

The weighted-average grant-date fair value of the options granted in 2009 and 2011 were $3.72 and $3.16 per share, respectively. CRIC recorded compensation expense of $4,765,273, $8,584,355 and $11,740,056, for the year ended December 31, 2009, 2010 and 2011, respectively.

Replacement of COHT’s Option with CRIC Options (“Options Replacement Program”)

In connection with its acquisition of COHT, CRIC exchanged 3,609,000 of its options (“Replacement Options”) under the CRIC Plan for the same number of options granted to certain employees of SINA and COHT (“Replaced Options”) under COHT’s 2008 Share Incentive Plan (“the 2008 COHT Plan”) on the date of CRIC’s IPO (“Replacement Date”), with other terms unchanged. The Replacement Date fair value of $6,777,964 corresponding to the Replacement Options held by SINA employees and $8,182,832 of the Replacement Date fair value corresponding to the Replacement Options held by COHT employees and attributable to their service prior to the Replacement Date was capitalized as part of the business acquisition consideration. Replacement Date fair value of $27,720,433, corresponding to Replacement Options held by COHT employees and attributable to their service after the Replacement Date will be recognized over the requisite service period approximating 3.3 years subsequent to the IPO.

CRIC used the binomial model to estimate the fair value of both the Replaced Options and Replacement Options using the following assumptions:

2009
Average risk-free rate of return	2.47%
Contractual life of option	5.2 years
Average estimated volatility rate	63.18%
Average dividend yield	0.00%

The Replacement Date fair value of the Replaced Options and Replacement Options was $10.64 and $11.44 per share, respectively. For the years ended December 31, 2009, 2010 and 2011, CRIC recorded compensation expense of $2,219,581, $8,679,164 and $6,348,283, associated with the Replacement Options, respectively.

A summary of option activity under the CRIC Plan as of December 31, 2011 and changes for the year then ended is presented below:

			Weighted
		Weighted	average	Aggregate
		average	remaining	intrinsic
	Number of	exercise	contractual	value of
	Options	price	term	options
		$		$
Outstanding as of January 1, 2011	10,436,029	3.24
Granted	8,361,000	4.84
Exercised	(702,201)	0.99
Forfeited	(791,763)	3.56
Outstanding as of December 31, 2011	17,303,065	4.09	7.80	—
Vested and expected to vest as of December 31, 2011	16,844,275	4.08	7.77	—
Exercisable as of December 31, 2011	6,189,716	3.41	6.34	3,951,697

The total intrinsic value of options under CRIC Plan exercised was nil, $5,167,543 and $2,954,839, during the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, there was $36,235,513, of total unrecognized compensation expense related to unvested share options granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 1.92 years.

Restricted Shares:

A summary of restricted shares activity under the CRIC Plan as of December 31, 2011 and changes for the year then ended is presented below:

		Weighted average
	Number of restricted shares	grant-date fair value
		$
Unvested as of January 1, 2011	225,000	2.59
Vested	(75,000)	2.59
Forfeited	—	—
Unvested as of December 31, 2011	150,000	2.59

The Group recorded compensation expense of $148,056, $180,322 and $180,322, for restricted shares granted to the E-House’s employee for the years ended December 31, 2009, 2010 and 2011, respectively.

The total fair value of restricted shares vested was nil, $194,196 and $194,196, during the year ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2011, there was $212,583 of total unrecognized compensation expense related to restricted shares granted under the CRIC Plan. That cost is expected to be recognized over a weighted-average period of 1.24 years.

Other equity compensation:

In August 2011, CRIC signed employee equity compensation arrangements with three senior managers of Beijing Advertisement. Under the agreement, the managers received a 3.5% equity interest of Beijing Advertisement. The award vests over a 16 month service period, starting September 2011. The fair value of Beijing Advertisement was calculated using the discounted cash flow method, under the income approach. The 3.5% equity interest in Beijing Advertisement was valued at $731,676. The Group recorded $182,918 as compensation expense for the year ended December 31, 2011 under the agreement.

As of December 31, 2011, there was $548,758 of total unrecognized compensation expense related to this compensation agreement. That cost is expected to be recognized over a period of 1.0 year.

14. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $10,327,532, $18,269,190 and $33,021,394, for the years ended December 31, 2009, 2010 and 2011, respectively, for such benefits.

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

The amount of the reserve fund for the Group as of December 31, 2009, 2010 and 2011 was $16,876,596, $21,938,303 and $26,481,989, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $153,138,430 as of December 31, 2011.

16. Segment Information

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

The Group has seven operating segments: 1) primary real estate agency services; 2) secondary real estate brokerage services; 3) real estate information and consulting services; 4) real estate online services; 5) real estate advertising services; 6) promotional events service; and 7) real estate fund management services. The Group began offering real estate online services in 2009 through its newly acquired subsidiary COHT. The real estate advertising service segment commenced in 2008. The promotional events services segment started as a result of the acquisition of a promotional events provider in 2010. In 2010 and 2011, the real estate advertising services, promotional events services, and real estate fund management services did not meet the significance threshold for separate disclosure and have been combined in other services segment. Prior period information has been recast to be consistent with the current segment organization. The Group’s chief operating decision maker reviews net revenue, cost of sales, operating expenses, income from operations and net income and does not review balance sheet information. Corporation expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.

The following tables summarize the selected revenue and expense information for each operating segment:

For the years ended December 31,

			Real estate
		Secondary	information
	Primary real	real estate	and	Real estate
	estate agency	brokerage	consulting	online	Other
2009	services	services	services	services	services	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	183,154,000	28,447,714	61,707,295	13,829,937	12,399,710	—	299,538,656
Cost of revenues	(55,655,737)	(1,877,546)	(1,865,697)	(4,930,280)	(6,014,185)	—	(70,343,445)
Selling, general and administrative expenses	(47,241,533)	(26,123,163)	(22,723,019)	(11,359,944)	(6,338,251)	(11,935,269)	(125,721,179)
Gain from settlement of pre-existing relationship	—	—	2,100,832	—	—	—	2,100,832
Income (loss) from operations	80,256,730	447,005	39,219,411	(2,460,287)	47,274	(11,935,269)	105,574,864
Interest expenses	—	—	—	—	—	(215,854)	(215,854)
Interest income	591,772	29,130	166,521	23,722	29,557	198,087	1,038,789
Other income (loss), net	1,842,672	279,030	2,481,451	5,814	(1,810)	4,173,213	8,780,370

Income (loss) before taxes and equity in affiliates	82,691,174	755,165	41,867,383	(2,430,751)	75,021	(7,779,823)	115,178,169
Income tax (expense) benefit	(15,981,753)	2,204,395	(6,710,032)	957,085	(393,776)	—	(19,924,081)

Income (loss) before equity in affiliates	66,709,421	2,959,560	35,157,351	(1,473,666)	(318,755)	(7,779,823)	95,254,088
Income from equity in affiliates	112,628	—	—	22,015,607	—	—	22,128,235

Net income (loss)	66,822,049	2,959,560	35,157,351	20,541,941	(318,755)	(7,779,823)	117,382,323

			Real estate
		Secondary	information
	Primary real	real estate	and	Real estate
	estate agency	brokerage	consulting	online	Other
2010	services	services	services	services	services	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	173,081,747	20,892,641	75,110,282	66,804,671	20,635,786	—	356,525,127
Cost of revenues	(62,946,388)	(890,545)	(3,016,516)	(26,361,391)	(11,631,655)	—	(104,846,495)
Selling, general and administrative expenses	(46,975,421)	(29,429,044)	(35,214,081)	(54,741,152)	(8,978,057)	(23,087,167)	(198,424,922)

Income (loss) from operations	63,159,938	(9,426,948)	36,879,685	(14,297,872)	26,074	(23,087,167)	53,253,710
Interest income	1,035,826	35,213	1,156,337	286,154	114,293	180,008	2,807,831
Other income (loss), net	1,845,960	195,509	2,360,398	(22,831)	726,952	483,181	5,589,169

Income (loss) before taxes and equity in affiliates	66,041,724	(9,196,226)	40,396,420	(14,034,549)	867,319	(22,423,978)	61,650,710
Income tax (expense) benefit	(9,987,481)	334,285	(2,911,786)	455,815	(587,067)	—	(12,696,234)

Income (loss) before equity in affiliates	56,054,243	(8,861,941)	37,484,634	(13,578,734)	280,252	(22,423,978)	48,954,476
Loss from equity in affiliates	(2,277)	—	(271,300)	(5,085)	—	—	(278,662)

Net income (loss)	56,051,966	(8,861,941)	37,213,334	(13,583,819)	280,252	(22,423,978)	48,675,814

			Real estate
		Secondary	information
	Primary real	real estate	and	Real estate
	estate agency	brokerage	consulting	online	Other
2011	services	services	services	services	services	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	158,227,309	18,213,723	61,750,112	136,452,384	26,981,453	—	401,624,981
Cost of revenues	(95,125,886)	(2,355,373)	(6,708,358)	(37,583,296)	(21,271,577)	—	(163,044,490)
Selling, general and administrative expenses	(70,639,184)	(26,654,213)	(48,176,668)	(101,384,497)	(8,237,382)	(31,595,643)	(286,687,587)
Goodwill impairment charge	—	—	—	(417,822,304)	—	—	(417,822,304)

Income (loss) from operations	(7,537,761)	(10,795,863)	6,865,086	(420,337,713)	(2,527,506)	(31,595,643)	(465,929,400)
Interest income	669,926	27,150	881,539	675,759	93,130	279,415	2,626,919
Other income (loss), net	2,942,800	271,918	1,790,394	(1,011,864)	(465,943)	(7,804,156)	(4,276,851)

Income (loss) before taxes and equity in affiliates	(3,925,035)	(10,496,795)	9,537,019	(420,673,818)	(2,900,319)	(39,120,384)	(467,579,332)
Income tax benefit (expense)	5,077,552	1,863,112	(3,696,794)	305,651	(825,591)	—	2,723,930

Income (loss) before equity in affiliates	1,152,517	(8,633,683)	5,840,225	(420,368,167)	(3,725,910)	(39,120,384)	(464,855,402)
Income (loss) from equity in affiliates	16,297	—	(94,385)	(9,609)	(77,413)	—	(165,110)

Net income (loss)	1,168,814	(8,633,683)	5,745,840	(420,377,776)	(3,803,323)	(39,120,384)	(465,020,512)

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Customer A	70,541,996	58,986,246	58,044,764

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2010	2011
	$	$
Customer A	*	37,117,123

*	indicates the accounts receivable was less than 10% as of the stated year end.

Details of the customer deposits from customers accounting for 10% or more of total net customer deposits are as follows:

	As of December 31,
	2010	2011
	$	$
Customer B	14,344,620	11,109,490
Customer C	44,000,000	24,000,000
Customer D	*	20,631,910

*	indicates the customer deposits from customers was less than 10% as of the stated year end.

17. Related Party Balances and Transactions

Amounts due from related parties are comprised of the following:

	As of December 31,
	2010	2011
	$	$
Customer and supplier	19,447	—
Other	—	1,500,941

Total amounts due from related parties	19,447	1,500,941

Amounts due to related parties are comprised of the following:

	As of December 31,
	2010	2011
	$	$
Management	787,500	525,000
Customer and supplier	—	654,465
Other	4,367,157	595,821

Total amounts due to related parties	5,154,657	1,775,286

(a) Customer and supplier

Transactions with customers and suppliers who are related parties are as follows:

Revenue recognized by the Group:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
Shanghai Yueshun Real Estate Development Co., Ltd.	102,708	7,139	—
CRERAT	—	—	268,380

Selling, general and administrative expenses recorded by the Group:

	Years Ended December 31,
	2009	2010	2011
	$	$	$
CRERAT	—	—	822,249

Balances with customers and suppliers who are related parties are as follows:

Amount due from (to) related parties

	As of December 31,
	2010	2011
	$	$
Shanghai Yueshun Real Estate Development Co., Ltd.	19,447	—
CRERAT	—	(654,465)

Shanghai Yueshun Real Estate Development Co., Ltd., is partially owned by Mr. Xin Zhou, the Group’s executive chairman.

CRERAT is a joint venture formed by the Group with “CRERA” and “CREA”, the Group own 51% equity interest of the entity.

(b) Affiliates

Amounts due from (to) affiliates are comprised as the following:

	As of December 31,
	2010	2011
	$	$
E-House China Real Estate Investment Fund I, L.P. (1)	(4,000,000)	—
Shanghai Yueshun Real Estate Development Co., Ltd.(2)	(6,077)	263,026
Shanghai Jin Yue Real Estate Development Co., Ltd. (3)	(361,080)	(379,519)
Shanghai Shangyou Property Management Co. Ltd. (4)	—	1,021,613

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

(2)	Xin Zhou is a director of the entity. The amount receivable (payable) is the rental cost paid (rental income received) by the Group on behalf of the entity.

(3)	Xin Zhou is a director of the entity. The amount payable is rental expense paid by the entity on behalf of E-Commercial (Shanghai) Real Estate Advisory Co, Ltd.

(4)	Xin Zhou is legal representative of the entity. As of December 31, 2011, the balance payable was rental prepayment from the entity.

(c) Management

The amount due to management represents consideration paid by management for unvested restricted shares.

(d) Real Estate Investment Fund Management

In January 2008, the Group formed the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner. The general partner will receive annual management fee and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, the Group’s executive chairman, and Mr. Neil Nanpeng Shen, director of the Company, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. The Group has no investment in the Fund. In March 2011, the Group acquired Firmway from the Fund for $12,000,000. (Note 5)

The Group earned $1 million, $1 million and $0.3 million in management fees from the Fund during the years ended December 31, 2009, 2010 and 2011, respectively.

The Group earned $1.3 million and $1.5 million in management fees from Shengyuan Center (Note 4) during the years ended December 31, 2010 and 2011, respectively.

In April 2010, the Group formed E-House Shengquan Equity Investment Center (“Shengquan Center”), which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, Shanghai Yidexin Equity Investment Center, acts as Shengquan Center’s general partner. The general partner receives annual management fee and carried interest on a success basis. Mr. Xin Zhou, the Group’s executive chairman, holds a 2.37% equity interest in the Shengquan Center. The Group earned $0.4 million and $0.6 million in management fees from Shengquan Center during the years ended December 31, 2010 and 2011.

18. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 240 months and are renewable upon negotiation. Rental expenses were $10,765,209, $15,475,718 and $21,757,001, for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2011 were as follows:

Year ending December 31	$
2012	17,836,153
2013	14,186,034
2014	7,491,337
2015	1,639,889
2016	418,779
Thereafter	8,106,509

Total	49,678,701

(b) Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse effect on its business, assets or operations.

The Group has a clawback obligation to the Fund for which the Group acts as the general partner. Carried interest is subject to clawback to the extent that the limited partners have not received a certain level of aggregate distributions or the carried interest exceeds a certain level based on cumulative results. The Group did not recognize any carried interest income for the years ended December 31, 2010 and 2011; nor did the Group have any clawback obligations for those periods.

19. Subsequent Events

On October 28, 2011, the Company announced its submission a non-binding proposal to the board of directors of CRIC to acquire all the outstanding shares of CRIC that it did not already owned. On December 28, 2011, the Company and CRIC signed definitive merger agreement. On April 19, 2012, shareholders of CRIC approved the merger and the merger was completed on April 20, 2012. As a result, CRIC is a wholly-owned subsidiary of the Company and CRIC’s ADSs ceased to be listed on the Nasdaq Global Select Market. Consideration included cash of $113,124,632 and 38,785,588 E-House shares valued at $252,106,322 based on the closing price of E-House's shares on April 20, 2012. The Company is still in the process of evaluating the option replacement arrangement, which may result in additional acquisition consideration. As the Company retains the controlling financial interest in CRIC after the step acquisition, this transaction will be accounted for as an equity transaction.

On November 28, 2011, the Company signed a non-binding term sheet with IFM Investments Limited (“Century 21 China Real Estate”) (NYSE: CTC) and its founders, which proposed a transaction (the “Proposed Transaction”) that would result in Century 21 China Real Estate issuing approximately 960 million new Class A ordinary shares to the Company and the founders of Century 21 China Real Estate at $0.0267 per share ($0.40 per ADS) and the Company becoming Century 21 China Real Estate’s largest shareholder. The Company, Century 21 China Real Estate and its founders have since been in good faith negotiation of detailed terms of the Proposed Transaction. In the meantime, the Company was made aware that one of Century 21 China Real Estate’s institutional shareholders took certain legal action in a Cayman court to prevent the Proposed Transaction from proceeding and that Century 21 China Real Estate and its founders were in negotiation with this shareholder to resolve the matter. The Company is currently awaiting satisfactory resolution of this matter before proceeding further with the Proposed Transaction.

On March 9, 2012, the Company’s board of directors approved the Company’s payment of a cash dividend of $0.15 per ordinary share ($0.15 per ADS), which will be payable on or about April 25, 2012 to shareholders of record as of the close of business on April 5, 2012. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.