Form 20-F
period 2012-12-31
E-HOUSE (CHINA) HOLDINGS LTD
filed 2013-04-17
CIK 1405658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Chief Financial Officer

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

120,169,368 ordinary shares, par value $0.001 per share, as of December 31, 2012.

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

•                  “CRIC” refers to China Real Estate Information Corporation, our wholly-owned subsidiary;

•                  “CRIC system” refers to our proprietary real estate information database and analysis system;

•                  “GFA”  refers to gross floor area;

•                  “HKD” or “Hong Kong dollars” refers to the legal currency of the Hong Kong Special Administrative Region;

•                  “liquid assets” refers to the difference between 1) cash and cash equivalents and restricted cash, and 2) short-term borrowings.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2008 and 2009 and our consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	As of and for the Years Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	154,487	299,538	356,525	401,625	462,439
Cost of revenues	(31,856)	(70,343)	(104,846)	(163,044)	(203,171)
Selling, general and administrative expenses	(77,197)	(125,721)	(198,425)	(286,688)	(336,873)
Gain from settlement of pre-existing relationship	—	2,101	—	—	—
Goodwill impairment charge	—	—	—	(417,822)	—
Other operating income	1,247	4,759	4,081	6,180	6,475
Income (loss) from operations	46,681	110,334	57,335	(459,749)	(71,130)
Net income (loss)	39,488	117,382	48,676	(465,020)	(71,049)
Less: net income (loss) attributable to non-controlling interest	(88)	17,104	12,522	(194,663)	(14,078)
Net income (loss) attributable to E-House shareholders	39,576	100,278	36,154	(270,357)	(56,971)
Earnings (loss) per ordinary share and ADS(1):
Basic	$0.48	$1.26	$0.45	$(3.39)	$(0.54)
Diluted	$0.48	$1.25	$0.44	$(3.39)	$(0.54)
Dividends per ordinary share:
Basic	—	—	0.25	0.25	0.15
Weighted average number of ordinary shares used in per share calculations:
Basic	81,818,972	79,643,079	80,287,171	79,769,823	106,159,388
Diluted	82,110,430	80,456,210	81,302,622	79,769,823	106,159,388

Consolidated Balance Sheet Data:
Cash and cash equivalents	225,663	548,062	543,818	392,005	210,841
Total assets	519,913	1,472,125	1,558,267	1,143,698	1,011,962
Total current liabilities	108,672	115,147	140,099	176,097	222,284
Total E-House shareholders’ equity	403,298	857,766	901,100	633,362	738,925

Note: (1) Each ADS represents one ordinary share.

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, the certified exchange rate in effect on December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 12, 2013, the certified exchange rate was RMB6.1914 to US$1.00.

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

	Exchange Rate
Period	Period End	Average(1)	Low	High
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 12, 2013)	6.1914	6.1991	6.2078	6.1914

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

We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in real estate prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. For example, following a period of rising real estate prices and transaction volumes in most major cities, the industry experienced a severe downturn in 2008, with transaction volumes in many major cities declining by more than 40% compared to 2007. Average selling prices also declined in many cities during 2008. In 2009, China’s real estate market rebounded and many cities have experienced increases in real estate prices and transaction volumes. This rebound coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Although overall transaction volume and selling prices continued to increase in 2010, the market experienced high volatility, with higher transaction volumes in certain months and lower transaction volume in others, mainly as a result of stringent measures implemented by the Chinese government in an effort to curb perceived unsustainable growth in the real estate market. The announcement and implementation of more restrictive measures in early 2011, combined with further credit tightening, resulted in a severe downturn in the real estate market with a fall of overall transaction volume in many major cities in 2011 and 2012. In its continuing efforts to curb real estate prices, the Chinese government released further restrictive policies in 2012 and early 2013. These measures have affected and may continue to affect the growth of the PRC real estate market. See “—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to affect the growth rate of the industry. In the past three years, the PRC government promulgated various rules and policies in order to strengthen the land use administration and cool down the real estate market.

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

•                  All municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period. To implement this requirement, local governments of more than 30 cities, including Beijing, Shanghai, Chongqing, Shenzhen and other major cities, introduced local rules of house-buying restrictions in 2011;

•                  Real property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing; and

•                  In the circular promulgated by the General Office of the State Council on January 26, 2011, each city’s government is required to appropriately set up and make public its target for controlling the price of local, newly built, residential housing units in 2011. Accordingly, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, announced their respective price control targets for 2011.

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

In February 2012, the Ministry of Land and Resources issued another circular to further strengthen the regulations and the control over land supply, which provides that, the land supply volume for the year 2012 must be generally equivalent to or above the average volume of actual land supply in the past five years, and the land supply for welfare housing, shanty rebuilding and small or medium-sized ordinary housing must account for at least 70% of the total. The circular further requires that, for land with a quarterly price increase over 10%, each municipal land and resource authority must promptly report to the local government and provincial authority and make filing with the Ministry of Land and Resources, explaining the reason for such price increase and proposing solutions to curb the increase.

In July 2012, the Ministry of Land and Resources and the Ministry of Housing and Urban-Rural Development jointly issued a notice to further tighten the land use administration and seek stricter enforcement of the existing real estate market regulations, which include, in particular, enhanced control over the floor area and plot ratio of land for housing purpose, closer scrutiny on the qualification of land bidders, and strengthened investigation and punishment on land bidding winners who leave land idle for more than one year.

In late February and March 2013, the PRC government issued the “New Five Policies” for administration of the housing market and detailed implementation rules, which revealed the PRC government’s strong determination on curbing the increase of housing prices by requiring more stringent implementation of the housing price control measures. For example, in the cities where there are existing restriction on housing sale, if the housing prices are rising fast due to insufficient local housing supply, the local governments are required to take more stringent measures to restrict housing units from being sold to those households that own more than one housing unit.  In these cities, the minimum down payment for the second housing unit purchased by a household may be further increased from 60% and the loan interest rate may be raised to be more than 110% of benchmark lending interest rate, as the local housing price control measures require. The New Five Policies also reiterated and emphasized the implementation of the 20% income tax on capital gain generated from housing unit sale. Following the request of the central government, Beijing, Shanghai and other major cities in China have announced detailed regulations to implement the New Five Policies in late March 2013, to further cool down the local real estate markets.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 and the first quarter of 2013. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. In addition, there have been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions.  Any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

If we fail to successfully execute the business plans for our strategic alliances and other new business initiatives, our results of operations and prospects may be materially and adversely affected.

Since 2008, we have formed strategic alliances with a number of leading real estate developers in China including China Vanke Co., Ltd., or Vanke; Evergrande Real Estate Group, or Evergrande; Shanghai Industrial Urban Development Group Limited, or Shanghai Industrial Urban; Star River Property Holding Limited, or Star River; COFCO Property (Group) Co. Ltd., or COFCO; Glorious Property Holding Limited, or Glorious Property; Country Garden Holdings Co. Ltd., or Country Garden; Gemdale (Group) Co., Ltd., or Gemdale; Greentown China Holdings Limited, or Greentown; and Agile Property Holdings Ltd., or Agile. The success of these strategic alliances depends on, among others, our successful sales and marketing of the projects and properties and the developers’ ability to make timely delivery of properties in satisfactory quality and quantity. If we fail to successfully market and sell these new properties, we may not be able to continue the existing strategic alliances or enter into new strategic relationships with leading real estate developers and our results of operations and prospects may be materially and adversely affected.

In August 2010, we launched real estate channels on the websites of Baidu, Inc., or Baidu. Pursuant to the strategic cooperation agreement with Baidu, we obtained a four-year exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing. In August 2011, we expanded the strategic partnership with Baidu. Under the new strategic partnership agreement, we became Baidu’s premier strategic online real estate partner and have the exclusive right to sell Baidu’s real estate Brand Link product, which is one form of keyword advertising, for a term of three years. We have limited experience in operating a real estate online business, especially the Baidu related channels and products, which in turn may also adversely affect our results of operations and prospects.

In August 2010, we started a new business initiative to focus on providing integrated services in the non-residential real estate market, such as office and commercial real estate. Our experience and expertise have been concentrated in the residential real estate sector. Failure to establish a meaningful presence and brand in the non-residential sector and generate revenues and profits could adversely affect our results of operations and prospects.

In August 2011, we launched a new real estate e-commerce platform. Commencing in 2012, the e-commerce platform, operated on www.eju.com, provides online property listings, property viewing, online deposit payments, discount coupon advertising and online property auctions. In addition, www.eju.com also offers secondary property listings and allows brokers to sign up and become our partners to list their secondary properties and use the EJU brand and obtain opportunities to cross-sell unsold primary units for free. Our e-commerce platform grew rapidly in 2012 and became an integral part of our online real estate service operations. If we fail to continue growing our real estate e-commerce operations, our results of operations and prospects would be adversely affected.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

We have experienced substantial growth since our inception. We increased our revenues from $154.5 million in 2008 to $462.4 million in 2012, representing a compound annual growth rate, or CAGR, of 31.5%. We intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

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

Although we are one of the largest real estate agency and brokerage companies in China, our relative competitive position varies significantly by service type and geographic area. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels or ensure that we will not encounter increased competition. Some of our competitors, such as World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited and SYSWIN Inc., may have smaller aggregate businesses than us, but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as Jones Lang LaSalle and Centaline Group. These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.

In addition, we expect more companies to enter the real estate online service industry in China and a wider range of real estate online services to be introduced. As the real estate online services industry in China is relatively new and constantly evolving, existing or future competitors of our real estate online business may be able to better position themselves to compete as the industry matures. The current competitors of our real estate online business include general internet portals, such as sohu.com, vertically integrated real estate internet portals, such as soufun.com and anjuke.com, certain specialized or local websites, and traditional advertising media. Some of these websites may have a larger user base, better brand recognition or stronger market influence. It is also possible that websites with large traffic may decide to provide real estate-related listing and other online services. Moreover, regionally and locally focused websites providing regional real estate listings together with localized services have offered and may continue to offer strong competition in the regions that we operate.

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

Revenues derived from services we rendered to the top ten clients in each of 2010, 2011 and 2012 accounted for approximately 42.8%, 25.7% and 22.6%, respectively, of our total revenues. One real estate developer client accounted for over 10% of our total revenues in each of 2010, 2011 and 2012. In the future, these real estate developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all. Should these real estate developers terminate or substantially reduce their business with us and we fail to find alternative real estate developers to provide us with revenue-generating business, our financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle our accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of our developer clients elect to settle our commission and other service fees only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients and collect the funds owed to us. This also results in large accounts receivable balances. As of December 31, 2012, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $304.6 million. Some of our developer clients require us to pay an upfront and refundable deposit as demonstration of our financial strength and commitment to provide high quality service, and refund our customer deposits subject to certain pre-determined criteria at a date specified in the agency contracts. If any of our clients with significant outstanding accounts receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such accounts receivable and customer deposits, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

To improve the security of our accounts receivable and deposits, we sometimes enter into agreements with our developer clients whereby they agree to use properties or the right to properties with pre-sale permit license as collateral against amounts owed to us. In the event of non-payment, we would then resell the properties or the right to properties under construction for cash. The resale price is subject to market conditions and could fall short of the amounts owed to us against which these properties or rights to properties under construction are used as collateral, in which case we would need to write off a portion of our accounts receivable or deposits, which could materially and adversely affect our results of operations.

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

China Real Estate Information Corporation, or CRIC acquired the real estate online business of SINA Corporation, or SINA, in October 2009. To a large extent, the operations and revenues of our real estate online business relies on SINA’s cooperation with us. Following the completion of our merger with CRIC, SINA is currently our largest shareholder. See “Item 4. Information on the Company—A. History and Development of the Company.” The domain names of some major websites of our real estate online business are owned by SINA and licensed to us. A significant proportion of users of these websites are linked through SINA’s other websites. Pursuant to an advertising agency agreement with SINA, which will remain effective until the end of 2019, we are the exclusive agent of SINA for selling advertising to the real estate advertisers. There is no guarantee we will be able to continue to receive the same level of support from SINA. If for any reason SINA terminates the advertising agency agreement or any of the other agreements or otherwise reduces its support for our real estate online operations, our real estate online business may be materially and adversely affected.

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

We have collected and compiled in our CRIC system real estate-related news, articles, reports, floor plans, architectural drawings, maps and other documents and information prepared by third parties. Because the content in our database is collected from various sources and distributed to others, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. Although we do not use the information we obtain from clients during the course of providing real estate consulting services, the same information derived from other sources may be found in our database. In such cases, we could be subject to breach of confidentiality or similar claims, whether or not having merit, by those clients. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Any lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could have a material impact on our ability to operate or market our CRIC system, harm our reputation and have a material and adverse effect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of the data we offer to our clients could be reduced, or our methodologies or services could change, which may adversely affect the usefulness of our CRIC system and our ability to attract and retain clients.

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

In addition, Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, Shanghai Yi Xin E-Commerce Co., Ltd., or Shanghai Yi Xin, and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu, as well as their respective subsidiaries, our consolidated variable interest entities operating our real estate online business, are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including an ICP license. These licenses are essential to the operation of our real estate online business and are generally subject to annual review by the relevant governmental authorities. In addition, Beijing Leju, Shanghai Yi Xin and/or Beijing Jiajujiu and their respective subsidiaries may be required to obtain additional licenses, such as an internet publication license, an internet news information services license or an internet and network transmission video and audio program license, if it is deemed by the government authorities to conduct the relevant businesses.

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

Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material and adverse effect on our business, results of operations and the trading price of our ADSs.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2012. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Security breaches, computer viruses, “denial of service” and computer hacking attacks could harm our real estate information and online business.

As we further develop our real estate information and online services and further tap into the real estate e-commerce business, we are subject to an increasing risk of security breaches, computer viruses, interruptions of access through the use of “denial of service” attacks, computer hacking or similar attacks. Although we have not experienced security breach in the past, such attacks may occur to our CRIC system and other aspects of our real estate online operations in the future. Any security breach caused by hacking or other attacks, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions, loss, corruption or unavailability of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our real estate information and online businesses. Any loss or tampering of our CRIC system or any failure to maintain availability, performance, reliability and security of our network infrastructure or real estate information and online services to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new ones.

Any natural or other disasters, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired.

Our business could be materially and adversely affected by the outbreak of H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. Any prolonged occurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could severely disrupt our business operations and adversely affect our results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties.

E-House (China) Holdings Limited, or E-House Holdings, is a Cayman Islands company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the internet and advertising industries, we conduct part of our business through contractual arrangements with our affiliated PRC entities. We rely on Beijing Leju and its subsidiaries to operate our real estate online business and real estate advertising service business. We use Shanghai Yi Xin to operate our real estate e-commerce platform, and Beijing Jiajujiu and its subsidiaries to operate our online home furnishing websites. Beijing Leju and its subsidiaries, Shanghai Yi Xin, and Beijing Jiajujiu and its subsidiaries hold the licenses and approvals that are essential for our business operations.

We have entered into, through our wholly-owned subsidiaries, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, Shanghai Yi Yue Information Technology Co., Ltd., or Shanghai Yi Yue, and Beijing Maiteng Fengshun Science and Technology Co., Ltd., or Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) have power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajuliu and their subsidiaries ; (2) receive substantially all of the economic benefits from the three variable interest entities and their subsidiaries in consideration for the services provided by our wholly owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in the variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of the variable interest entities to transfer all or part of the equity interest in the variable interest entities to another PRC person or entity designated by us at any time in our discretion. These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju,” “—Contractual Agreements with Shanghai Yi Xin” and “—Contractual Agreements with Beijing Jiajujiu.”

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business or advertising industry, or if the PRC government otherwise finds that we, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu, or any of their subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

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

The imposition of any of these penalties could have a material and adverse effect on our ability to conduct our business and adversely affect our financial condition and results of operations. If any of these penalties results in our inability to direct the activities of any of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders to operate our real estate online business and our real estate advertising business. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju,” “—Contractual Agreements with Shanghai Yi Xin” and “—Contractual Agreements with Beijing Jiajujiu.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, and our ability to conduct our business may be negatively affected.

In 2010, 2011 and 2012, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries contributed in aggregate approximately 21%, 30% and 37% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of our consolidated variable interest entities in China, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu. These individuals may have conflicts of interest with us. Beijing Leju is 80% owned by Mr. Xudong Zhu, the head of our offline advertising operations, and 20% owned by Mr. Zuyu Ding, our co-president. Neither Mr. Zhu nor Mr. Ding have a significant equity stake in our company. Conflicts of interests between their dual roles as shareholders of Beijing Leju and as officers of our company may arise. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause Beijing Leju and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Beijing Leju and its subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between Mr. Zhu or Mr. Ding and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. In addition, Shanghai Yi Xin and Beijing Jiajujiu are 70% by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma, an employee of our company. These individuals do not have a significant equity stake in our company, and they may potentially have similar conflicts of interests as described above. If we cannot resolve any conflicts of interest or disputes between us and the individual shareholders of our consolidated variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and as to the outcome of which there is substantial uncertainty.

Contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju Shanghai Yi Xin or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu do not represent an arm’s-length price and adjust the taxable income of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or their subsidiaries, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Risks Related to Doing Business in China

Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.

We conduct substantially all of our business operations in China. As the real estate industry is highly sensitive to business spending, credit conditions and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. While China’s economy has experienced significant growth in the past three decades, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government may implement measures that are intended to benefit the overall economy even if they would be expected to have a negative effect on the real estate industry. The real estate industry is also sensitive to credit policies. In recent years, the PRC government adjusted the People’s Bank of China’s statutory deposit reserve ratio and benchmark interest rates several times in response to various economic situations.  Any future monetary tightening may reduce the overall liquidity in the economy and reduce the amount of credit available for real estate purchase. Higher interest rates may increase the borrowing cost for buyers who rely on mortgage loans to finance their real estate purchase. These could negatively affect the total demand for real estate purchase and adversely affect our operating and financial results. We cannot assure you that China will continue to have rapid or stable economic growth in the future or that changes in credit or other government policies that are intended to create stable economic growth will not adversely impact the real estate industry.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though at times the RMB has depreciated against the U.S. dollar as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

SAFE issued a public notice, commonly referred to as Circular No. 75, in October 2005 requiring PRC domestic residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents who are beneficial owners of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident beneficial owners are also required to amend their registrations with the local SAFE branch in certain circumstances. SAFE subsequently issued relevant guidance and rules to its local branches, which provide for more specific and stringent supervision of the SAFE registration under Circular No. 75. We are aware that our PRC resident beneficial owners subject to the SAFE registration requirements have registered with the Shanghai SAFE branch and are in the process of amending such registration to reflect the recent changes to our corporate structure.

We cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to make, obtain or amend any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries’ ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.

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

In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise be restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo, our then variable interest entity, and its shareholder, which provide us with substantial ability to control Tian Zhuo. After the transfer of 10% equity interests in Tian Zhuo from Mr. Xin Zhou to Mr. Xudong Zhu in July 2009, we entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders which continue to provide us with substantial ability to control Tian Zhuo. In October 2012, the shareholders of Tian Zhuo transferred all of their equity interests in Tian Zhuo to Shanghai Lerong Information Technology Co., Ltd., a subsidiary of Beijing Leju, so that Tian Zhuo became a wholly owned subsidiary of Beijing Leju, and the contractual arrangement with Tian Zhuo was accordingly terminated. We have also entered into contractual arrangements with each of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders, which provide us with substantial ability to control each of these entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation and the Ministry of Finance effective as of February 22, 2008, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also recognized as a qualified software enterprise in September 2008 and was further approved by the local tax authority in May 2010 and, thus, it is likewise eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Our another wholly-owned subsidiary Shanghai Fangxin Information Technology Co. Ltd., or Shanghai Fangxin, was recognized as a qualified software enterprise in February 2012 and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. However, qualified software enterprise status is subject to annual review. Shanghai SINA Leju, Shanghai CRIC and Shanghai Fangxin are in the process of completing the annual review for 2012. If Shanghai SINA Leju, Shanghai CRIC or Shanghai Fangxin fails to maintain software enterprise status in any annual review, their applicable enterprise income tax rate may increase to up to 25%, which could have a material and adverse effect on our financial condition and results of operations.

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

Since 2009, Shanghai CRIC has been granted certain governmental financial subsidies by the Zhabei District government in Shanghai. Local governments may decide to reduce or eliminate subsidies at any time. In addition, we cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries and consolidated variable interest entities. Furthermore, local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes. We are required under U.S. GAAP to accrue taxes for these contingencies. Any change in accounting requirements for reporting tax contingencies, any reduction or elimination of subsidies or any retroactive imposition of higher taxes could have an adverse effect on our results of operations.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and another accounting firm in China. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. We were not and are not subject to any SEC investigations, nor are we involved in the administrative proceedings brought by the SEC against the accounting firms. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be volatile.

In 2012, the closing price of our ADSs on the New York Stock Exchange, or the NYSE, varied from a high of $7.49 to a low of $3.01. The market price for our ADSs has been and may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In 2011 and 2012, some China-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2013, we had 134,485,044 ordinary shares outstanding, of which 29,333,740 ordinary shares were held by SINA. Pursuant to an Investor Rights Agreement we entered into with SINA in August 2012, we agreed to provide SINA with certain registration rights in respect of our ordinary shares and ADSs owned by SINA, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Investor Rights Agreement with SINA.” In addition, a total of 37,437,625 ordinary shares held by certain shareholders affiliated with our management are currently subject to a share charge for the benefit of a third-party lender which has entered into a margin loan facility with one of these shareholders. See “Item 6. Directors, Senior Management and Employees—E. Share Ownerhsip.” We have agreed to register part or all of the shares subject to the share charge on a shelf registration statement under certain conditions and upon occurrence of certain circumstances, if ever. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. If part or all of the shares subject to the share charge are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by non-controlling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

In light of our significant cash balances and because the value of our assets for purposes of the PFIC test is generally determined by reference to the market price of our ADSs and ordinary shares, we may have been a PFIC for the taxable year ended December 31, 2012, and may continue to be, or become, a PFIC in future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets that we hold in assets that produce active income.  In addition, it is possible that one or more of our subsidiaries may have been a PFIC in the past and may be or become PFICs in future taxable years.  A non-United States corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or (2) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules.  Furthermore, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years.  Accordingly, a U.S. Holder, who acquires our ADSs or ordinary shares during the current taxable year ending 2013 or subsequent taxable years, should, to the extent an election is available, consider making a “mark-to-market” election in the first taxable year of such holder’s holding period to avoid owning PFIC-Tainted Shares.

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

On December 28, 2011, we entered into a merger agreement with CRIC and a wholly-owned subsidiary we established in the Cayman Islands, or the Merger Sub. Merger Sub subsequently merged with and into CRIC, with CRIC continuing as the surviving corporation and a wholly-owned subsidiary of ours, on April 20, 2012, or the Effective Time. As a result, CRIC ADSs are no longer listed on NASDAQ.

Pursuant to the Merger Agreement, at the Effective Time, each of CRIC ordinary shares (not including CRIC ordinary shares represented by CRIC ADSs) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 0.6 of our ordinary shares and $1.75 in cash without interest, and each of CRIC ordinary shares represented by CRIC ADSs issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 0.6 of our ADSs and $1.75 in cash without interest (less a $0.05 per CRIC ADS cancellation fee payable by the holders of CRIC ADSs pursuant to the depositary agreement in respect of the CRIC ADSs). Immediately following the completion of the merger, SINA became our largest shareholder holding approximately 24.9% of our outstanding shares at the time. We paid approximately $113.1 million in cash and issued 38,785,588 ordinary shares as consideration for the merger.

Our principal executive offices are located at 17/F, East Tower, No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China. Our telephone number at this address is +86 21 6133-0808. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. In addition, we have 63 branch offices in mainland China, and a branch office in each of Hong Kong and Macau. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide real estate brokerage services which consist of primary real estate agency services and secondary real estate brokerage services, real estate information and consulting services, real estate online services, and other services including real estate advertising services, real estate promotional event services and real estate investment fund management services. Our clients mainly include leading domestic and international real estate developers.

We have experienced substantial growth since our inception in 2000. Within two years of our inception, we became a leader in the real estate services market in Shanghai. We first achieved profitability in 2002. Since then, we have expanded our operations from Shanghai to other cities throughout China. Our revenues grew from $154.5 million in 2008 to $462.4 million in 2012, representing a CAGR of 31.5%. Starting in 2010, the PRC government adopted a series of restrictive policies for the real estate industry in China, which has had a material and adverse effect on the overall real estate market in China and hence our business operations. Our net income attributable to E-House shareholders decreased from $39.6 million in 2008 to $36.2 million in 2010, and we had a net loss attributable to E-House shareholders of $270.4 million and $57.0 million in 2011 and 2012, respectively. We derive substantially all of our revenues from our operations in China.

Our Services

We provide the following types of services:

•                  real estate brokerage services, which consist of primary real estate agency services and secondary real estate brokerage services,

•                  real estate information and consulting services,

•                  real estate online services, and

•                  other services, which include real estate advertising services, real estate promotional event services, and real estate investment fund management.

We may continue to offer new complementary real estate services to capture market trends and to serve the evolving needs of our clients.

Real Estate Brokerage Services

Our real estate brokerage services consist of primary real estate agency services and secondary real estate brokerage services.

Primary Real Estate Agency Services. Our principal business has traditionally been providing primary real estate agency services to real estate developers. Primary real estate agency services accounted for 48.5%, 39.4% and 41.7% of our total revenues in 2010, 2011 and 2012, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
Total GFA of new properties sold (thousands of square meters)	11,935	13,456	17,043
Total value of new properties sold (millions of RMB)	106,176	115,844	139,085

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

We also generate sales by contacting targeted customers with information on selected projects. We have a nationwide “E-House Membership Club” with approximately five million members as of December 31, 2012. We frequently promote new properties to members who have indicated their preferences for new properties.

We also contact potential customers in our customer databases based on the customer profiles and preferences. Furthermore, we leverage our operations in the secondary real estate brokerage services market by setting up off-site sales locations at our flagship retail stores to promote new developments and provide visitors with similar presentations as the ones held in our on-site sales centers.

In 2012, we provided primary real estate agency services for 637 projects in 128 cities in China. We have significantly expanded our primary real estate agency services by forming strategic alliances with leading real estate developers such as Evergrande, Vanke, Shanghai Industrial Urban, Star River, COFCO, Glorious Property, Greentown, Country Garden, Gemdale and Agile. These strategic alliances provide us with a substantial increase in both GFA immediately available for sale as well as a project pipeline for future sales. They also help us expand into new cities and regions. We plan to continue to form strategic alliances with leading real estate developers.

Secondary Real Estate Brokerage Services. We provide secondary real estate brokerage services, including brokerage services for both sales and rentals. Secondary real estate brokerage services accounted for 5.9%, 4.5% and 3.4% of our total revenues in 2010, 2011 and 2012, respectively. As of December 31, 2012, we had a total of 61 stores, including 31 in Shanghai, 25 in Hangzhou, 4 in Hong Kong and 1 in Macau. We closed a total of 31 stores in 2012 in order to reduce costs and optimize our store network by enhancing our presence in certain locations and closing unprofitable stores elsewhere. In 2012, we facilitated 3,970 secondary real estate sales transactions totaling approximately RMB5.4 billion ($0.9 billion) in transaction value and 3,768 secondary property rental transactions totaling approximately RMB22.4 million ($3.6 million) in total monthly rental value.

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

Real Estate Information and Consulting Services

Our real estate information and consulting services are tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs. Real estate information and consulting services accounted for 21.1%, 15.4% and 11.8% of our total revenues in 2010, 2011 and 2012, respectively.

Real Estate Information Services. We provide two levels of real estate information services relying upon our CRIC system: (1) data subscription services, in which we market and sell, on a subscription basis, the use of our CRIC system; and (2) data integration services, which provide periodic research reports and analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system. Our upgraded CRIC 2012 Edition also enables clients to download research reports directly by checking the desired specifications for the reports.

Real Estate Consulting Services. Our consulting services are tailored to meet the needs of real estate developer clients at various stages of the project development and sales process and include services designed to help real estate developer clients formulate solutions to meet their specific needs and services designed to facilitate large-scale land or development project purchase and sale transactions. Major types of our consulting services include (1) land acquisition consulting, where we are retained by real estate developers as consultant or intermediary to advise on and facilitate the transfer of land development rights; (2) project consulting, where we offer a variety of services to developers who have obtained land development rights, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for their development projects.

Real Estate Online Services

We operate a real estate online business in China that provides region-specific real estate news, information, property data and access to online communities to real estate consumers and participants through local websites covering 241 cities across China as of December 31, 2012. We have offices in 56 major cities that have relatively large populations and good potential for real estate advertising and cooperate with local hosting partners to operate local real estate websites in another 185 cities across China. Our local presence in each of these cities allows us to tailor our advertising offerings to local conditions and the needs of local real estate developers, agents, brokers, suppliers, service providers and individual consumers. Real estate online services accounted for 18.7%, 34.0% and 36.7% of our total revenues in 2010, 2011 and 2012, respectively.

We acquired SINA’s real estate online business in October 2009 and obtained the rights to operate SINA’s real estate and home furnishing channels for a period of 10 years. In addition, through an agency agreement with SINA, we became the exclusive advertising agent of SINA’s non-real estate channels, for advertising sold to real estate advertisers. Leveraging SINA’s strong brand recognition and market influence in China’s online space and its large user base, our real estate online business enables real estate advertisers to reach target audiences in many of China’s major cities. Real estate advertisers primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.

In August 2010, we launched real estate channels on the websites of Baidu to offer search-based advertising. Pursuant to the strategic cooperation agreement with Baidu, we obtained a four-year exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing, and to retain all revenues generated from these channels. In August 2011, we expanded the strategic partnership with Baidu. Under the new strategic partnership agreement, we also became Baidu’s premier strategic online real estate partner and obtained the exclusive right to sell Baidu’s real estate Brand Link product, which is one form of keyword advertising, for a term of three years. In addition, the two companies also continue their cooperation in several other Baidu products, including Baidu Website Promotion, Baidu Encyclopedia, Baidu Knows and Baidu Map, to further expand the online search-based advertising market for the real estate industry.

In August 2011, we launched a new real estate e-commerce platform. Commencing in 2012, the e-commerce platform, operated on www.eju.com, provides online property listings, property viewing, online deposit payments, discount coupon advertising and online property auctions. In addition, www.eju.com also offers secondary property listings and allows brokers to sign up and become our partners to list their secondary properties and use the EJU brand and obtain opportunities to cross-sell unsold primary units for free. Our e-commerce platform grew rapidly in 2012 and became an integral part of our online real estate service operations.

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

Real Estate Promotional Event Services. In April 2010, we acquired a 55% equity interest in Shanghai Dehu Public Relationship Consulting Co., Ltd., or Shanghai Dehu, a public relations consulting company. Through Shanghai Dehu, we offer promotional event services to our various clients. Our promotional event services include securing venues, hiring caterers and various other service providers, formulating event themes and inviting speakers and guests for real estate promotional events.

Real Estate Investment Fund Management. We believe our knowledge and expertise in the PRC real estate industry, including our proprietary CRIC database and research capabilities, and our nationwide network, offer us a unique competitive advantage in identifying attractive investment opportunities and executing successful transactions.

In January 2008, we formed a real estate investment fund, E-House China Real Estate Investment Fund I, L.P., or the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Investors in the Fund include both institutions and high net worth individuals, including Mr. Xin Zhou, our co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director. Mr. Xin Zhou and Mr. Neil Nanpeng Shen invested a total of $28.0 million in the Fund. They are also among the non-controlling shareholders of the general partner. We have no investment in the Fund. We manage the Fund through our 51% owned subsidiary, E-House Real Estate Asset Management Limited, which acts as the Fund’s general partner. The general partner receives annual management fees and carried interest. We are entitled to carried interest from the Fund in the event that the investors in the Fund achieve cumulative investment returns in excess of a specified amount at the end of the contract year.

In January 2010, we formed E-House Shengyuan Equity Investment Center, or Shengyuan Center, which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner receives annual management fees and carried interest. We are entitled to carried interest from Shengyuan Center in the event that the investors in Shengyuan Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We had an investment commitment of RMB65.0 million ($10.4 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB40.0 million ($6.4 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011.

In April 2010, we formed E-House Shengquan Equity Investment Center, or Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner receives annual management fee and carried interest. We are entitled to carried interest from Shengquan Center in the event that the investors in Shengquan Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB9.0 million ($1.4 million) to Shengquan Center, half of which was paid in May 2010 and the other half was paid in July 2011. We have no investment in Shengquan Center.

In May 2012, we formed a limited partnership, Shanghai Wuling Investment Center, or Wuling Center, in Shanghai, for the purpose of making equity investments in suitable industries. Our 51% owned subsidiary, Shanghai Yidezhen Equity Investment Center, acts as Wuling Center’s general partner. The general partner will receive annual management fees and carried interest. We are entitled to carried interest from Wuling Center in the event that the investors in Wuling Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We committed to invest RMB60.0 million ($9.6 million) in Wuling Center, of which RMB15.0 million ($2.4 million) was paid in November 2012, and RMB3.0 million ($0.5 million) was paid in January 2013. An entity controlled by Mr. Xin Zhou, our co-chairman and chief executive officer, committed to invest RMB45 million ($7.2 million) in Wuling Center, of which RMB13.5 million ($2.2 million) was paid in January 2013.

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

Seminars and Workshops. Our E-House Research and Training Institute frequently organizes seminars and workshops for real estate developers and other participants in the real estate industry. In 2012, our E-House Research and Training Institute provided training to over 9,870 managerial personnel affiliated with our developer clients.

E-House Membership Club. We created the E-House Membership Club to attract real estate buyers. As of December 31, 2012, we had approximately 5 million members located in 100 cities. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.

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

In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Centaline Group, SYSWIN Inc. and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence. In the secondary real estate brokerage services market, we compete with established international and domestic real estate brokerage firms, including IFM Investments Limited (operator of the Century 21 brokerage network), Centaline Group, Coldwell Banker, Shanghai House Exchange Co., Ltd., and 5i5j Real Estate Co. Ltd. In the real estate information and consulting service market, we compete with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis, Savills PLC and World Union Real Estate Consultancy (China) Ltd. In the real estate online business market, we compete with general internet portals, such as sohu.com, vertically integrated real estate internet portals, such as soufun.com and anjuke.com, certain specialized or local websites, and traditional advertising media.

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

Employees and Training

We had 11,351 and 15,785 employees as of December 31, 2010 and 2011, respectively. As of December 31, 2012, we had 15,088 employees, including 2,798 in our corporate offices, 4,312 research staff and 7,978 sales staff. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

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

Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 18,012 square meters of corporate office space. As of December 31, 2012, our offices in 65 cities occupy an aggregate of 95,656 square meters of leased space. We consider our corporate office space adequate for our current and future operations.

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

Pursuant to the Measures on Management of Brokers, “brokers” are defined as include individuals, legal persons and other entities that act as intermediary broker or agent in transactions for the purpose of obtaining commissions. The local offices of the State Administration for Industry and Commerce are the administrative bodies for brokers, responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. Within 20 days after a brokerage company employs or dismisses any broker, it must file the broker’s information and the related contracts with the local offices of the State Administration for Industry and Commerce. Thus, according to these measures, before we or our individual brokers are allowed to engage in any brokerage services, we or our individual brokers, respectively, are required to obtain the required qualification licenses from the State Administration for Industry and Commerce. In addition, no brokerage company or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of noncompliance, the local offices of the State Administration for Industry and Commerce can issue warnings or impose fines up to RMB30,000 ($4,815).

The Measures for Administration on Real Estate Brokerage govern the activities of real estate brokerages and real estate brokerage personnel in providing intermediary, agency and related services and charging commissions thereon. A real estate brokerage company and its branches must have sufficient qualified real estate brokers who have obtained real estate broker licenses.

A real estate brokerage company must enter into written agreements with its clients in respect of its brokerage services whereby the commission fee rate must be expressly specified. If a real estate brokerage company provides other services, such as loan agency and real estate registration agency, to a client, a separate written agreement must be entered into with the client. If a real estate brokerage company is entrusted to receive or pay the transaction price on behalf of any of its clients, the funds received or to be paid must be deposited in a special account established by the real estate brokerage company. If a real estate brokerage company is in violation of the Measures for Administration on Real Estate Brokerage, it may be subject to an order of rectification, an order to cease provision of services, and/or an order confiscating illegal income generated therefrom, and a fine up to RMB30,000 ($4,815).

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

Local governments in different municipalities or cities may have detailed regulations governing the qualification and establishment of real estate brokerage companies and real estate brokerage activities. For example, in Shanghai, a real estate brokerage company must have a registered capital of at least RMB100,000 ($16,051) and employ at least five licensed real estate brokers. Real estate brokerage companies or their branches must file with the real estate authorities and obtain a certificate of record which is valid for two years. Individual licensed brokers are subject to examination every two years before they can have their licenses renewed. Given the large size and scope of real estate sale transactions, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance are significant. If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, sanctions or liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

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

In addition, local governments in different municipalities or cities may have more specific restrictions within the permitted pricing range on the commissions for sale or rental services of properties located in their jurisdiction. For example, in Shanghai, the maximum commission that a broker may receive from the sale of residential properties is 2% of the transaction price. Commissions for real estate rental services cannot exceed 70% of the monthly rent. Commissions for assignments of State land use rights cannot exceed 3% of the transaction price. Commissions should be born equally between the buyer and the seller, or between the lessor and the lessee, unless stipulated otherwise in a written agreement. With respect to customized service requiring special expertise, a real estate brokerage organization of sufficiently large size (not including franchised stores and stores under contracted management) can apply for approval from the local pricing authorities to charge fees that exceed the fee level set forth in government guidelines.

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

Each of Beijing Leju, Shanghai Yi Xin and the relevant subsidiary of Beijing Jiajujiu, our consolidated variable interest entities operating our online real estate business, has obtained and maintains an ICP license to provide its current internet services.

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

We maintain contractual arrangements with our variable interest entities, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, which operate our real estate online business by themselves or through their subsidiaries. Shanghai SINA Leju, our wholly-owned subsidiary, has entered into a series of contractual arrangements with Beijing Leju and its shareholders. Shanghai Yi Yue, our wholly-owned subsidiary, has entered into a series of contractual arrangements with Shanghai Yi Xin and its shareholders. Beijing Maiteng, our wholly-owned subsidiary, has entered into a series of contractual arrangements with Beijing Jiajujiu and its shareholders.

Under these contractual arrangements:

•                  we are able to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their subsidiaries;

•                  a substantial portion of the economic benefits of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their subsidiaries are transferred to us; and

•                  we, through Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, have an exclusive option to purchase all of the equity interests in Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, respectively, to the extent permitted by PRC law, or request any existing shareholder of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu to transfer all or part of its equity interest in the variable interest entity to another PRC person or entity designated by us at any time in our discretion.

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

Pursuant to applicable PRC laws and regulations, the pledges of the equity interests in Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu by their shareholders under their respective equity pledge agreements must be registered with the relevant government authorities before such equity pledges can be enforceable under PRC law. The registration of the pledge of the equity interest in Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu has been completed.

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

The security and confidentiality of internet users’ information are also regulated in China. The Administrative Measures on Internet Information Service require internet information service providers to maintain an adequate system that protects the security of users’ information. The Regulations on Technical Measures of Internet Security Protection require internet information service providers to utilize certain technical measures for internet security protection. Moreover, the Rules for Regulating the Order in the Market for Internet Information Service enhance the protection of internet users’ personal information, by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of the their users, and requiring internet information service providers to take measures to safeguard their users’ personal information. In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all internet service providers in China, including internet information service providers, to require their users to provide real identity information when entering into service agreements or providing services to the users.

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

Beijing Leju, Shanghai Yi Xin and the relevant subsidiary of Beijing Jiajujiu may be required to obtain additional licenses to provide internet information services, such as an internet publication license, an internet news information services license, an internet and network transmission video and audio program license and an internet cultural operating license, if it is deemed by the applicable PRC government authorities to conduct the relevant businesses. If Beijing Leju, Shanghai Yi Xin or the relevant subsidiary of Beijing Jiajujiu fails to obtain or maintain any of the required licenses or approvals, its continued business in the internet and advertising industries may subject it to various penalties, including, but not limited to, confiscation of past revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the operations of our real estate online business could materially and adversely affect our financial condition and results of operations.

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

Since we have not been involved in an advertising business outside of China for the required number of years, our domestic PRC operating subsidiaries are ineligible to apply for the required advertising services licenses in China. We maintain contractual arrangements with our variable interest entities, Beijing Leju and Beijing Jiajujiu, which operate our real estate advertising business and real estate online advertising services by themselves or through their wholly owned subsidiaries. Shanghai SINA Leju, our wholly owned subsidiary, has entered into a series of contractual arrangements with Beijing Leju and its shareholders. Beijing Maiteng, our wholly-owned subsidiary, has entered into a series of contractual arrangements with Beijing Jiajujiu and its shareholders. Under these arrangements:

•                  we are able to direct the activities that most significantly affect the economic performance of Beijing Leju, Beijing Jiajujiu and their subsidiaries;

•                  a substantial portion of the economic benefits of Beijing Leju, Beijing Jiajujiu and their subsidiaries are transferred to us; and

•                  we, through Shanghai SINA Leju and Beijing Maiteng, have an exclusive option to purchase all of the equity interests in Beijing Leju and Beijing Jiajujiu to the extent permitted by PRC law, or request any existing shareholder of Beijing Leju and Beijing Jiajujiu to transfer all or part of its equity interest in the variable interest entity to another PRC person or entity designated by us at any time in our discretion.

See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Jiajujiu.”

In the opinion of Fangda Partners, our PRC legal counsel, each of the agreements relating to Beijing Leju and Beijing Jiajujiu establishing the structure for operating our PRC advertising business, in each case governed by PRC law, are valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of the applicable PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the State Administration for Industry and Commerce (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information services industry, we could be subject to severe penalties.”

Advertising Activities

The State Administration for Industry and Commerce is responsible for regulating advertising activities in China. The applicable regulations stipulate that companies that engage in advertising activities must obtain from State Administration for Industry and Commerce or its local branches a business license which specifically includes operating an advertising business within its business scope. As to placing advertisements on the internet, certain local administrations for industry and commerce may require such companies to apply for a license which includes within its business scope placing online advertisements on the internet. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. Each of Beijing Leju, Beijing Jiajujiu and its subsidiaries that operate advertising business has obtained and maintains a business license with advertising business in its business scope to provide its current advertising services.

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

Operational Matters of the Advertising Business

Under the PRC Advertising Law, entities engaged in the advertising business must establish and maintain registration, review and filing systems. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for records. Under the Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Administration for Industry and Commerce, as amended, the advertising agent fee may not be more than 15% of the advertising fees. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before an advertising service provider can deliver or place its advertisements. Based on our communications with the relevant local counterpart of the PRC Commodity Price Administration and the State Administration for Industry and Commerce, the relevant local government authorities have not yet established a filing procedure to review the advertising fees. If the relevant local government authorities begin to accept filings by companies engaging in an advertising business in the future, Beijing Leju, Beijing Jiajujiu and its subsidiaries that operate advertising business will make the necessary filings with the relevant authorities.

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

We have successfully registered certain trademarks, such as ““, ““, ““, “CRIC”, ““, “Leju”, and ““ in China. We are currently waiting for registration results from the Trademark Office with respect to the rest of the trademarks we have applied to register. There is no assurance that we will be able to register such trademarks, or register them with the scope we seek.

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

Our PRC subsidiaries which are foreign-invested enterprises, such as E-House Shanghai, Shanghai CRIC, Shanghai SINA Leju and Shanghai City Rehouse Real Estate Agency Co., Ltd., are subject to the regulations discussed above.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of March 31, 2013.

(1)         Beijing Leju is a variable interest entity established in China in 2008 and is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Zuyu Ding. We effectively control Beijing Leju through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.”

(2)         Shanghai Yi Xin is a variable interest entity established in China in 2011 and is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. We effectively control Shanghai Yi Xin through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Yi Xin.”

(3)         Beijing Jiajujiu is a variable interest entity established in China in 2012 and is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. We effectively control Beijing Jiajujiu through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Jiajujiu.”

D.                                    Property, Plants and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 18,012 square meters of corporate office space. As of December 31, 2012, our offices in 65 cities occupy an aggregate of 95,656 square meters of leased space.

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

A.                                    Operating Results

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide real estate brokerage services which consist of primary real estate agency services and secondary real estate brokerage services, real estate information and consulting services, real estate online services, and other services including real estate promotional event, advertising services and real estate investment fund management.

Our revenues grew from $154.5 million in 2008 to $462.4 million in 2012, representing a CAGR of 31.5%. Starting in 2010, the PRC government has adopted a series of restrictive policies for the real estate industry in China, which has a material and adverse effect on the overall real estate market in China and hence our business operations. Our net income attributable to E-House shareholders decreased from $39.6 million in 2008 to $36.2 million in 2010, and we had a net loss attributable to E-House shareholders of $270.4 million and $57.0 million in 2011 and 2012.

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

Revenues. We currently derive our revenues from the following sources: (1) real estate brokerage services which consist of primary real estate agency services and secondary real estate brokerage services, (2) real estate information and consulting services, (3) real estate online services, (4) real estate promotional event and advertising services, and (5) real estate fund management services. In 2010, 2011 and 2012, real estate advertising service and promotional event services and real estate fund management did not generate a significant percentage of revenues and, accordingly, have been consolidated and classified as “other services.” Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by our business lines, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For The Years Ended December 31,
	2010		2011		2012
	$	%	$	%	$	%
Revenues:
Real estate brokerage services	193,974	54.4	176,441	43.9	208,284	45.1
Real estate information and consulting services	75,110	21.1	61,750	15.4	54,518	11.8
Real estate online services	66,805	18.7	136,452	34.0	169,756	36.7
Other services	20,636	5.8	26,982	6.7	29,881	6.4
Total revenues	356,525	100.0	401,625	100.0	462,439	100.0

Real Estate Brokerage Services. Our real estate brokerage services consist of primary real estate agency services and secondary real estate brokerage services.

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

We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients upon the completion of the entire project or a phase of a project based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows. As of December 31, 2012, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $304.6 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.

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

Revenues from our secondary real estate brokerage services accounted for a small portion of our total revenues. Under applicable PRC law, we are permitted to represent both the seller and the purchaser and are entitled to receive 0.5% to 2.5% of the transaction value as the total sales commission from both sides in a secondary real estate sales transaction. In major cities, we typically represent both the seller and the purchaser in accordance with customary practice. For rental units, we are permitted under applicable PRC law to charge a one-time commission ranging from 50% to 100% of the contracted monthly rent for facilitating the rental transactions. For our secondary real estate brokerage services in Hong Kong and Macau, we normally charge a one-time commission based on negotiations. We recognize our commissions as revenue when the sales or rental contract is executed by all the parties to the contract, at which point we have fulfilled our obligations in connection with the sales or rental transaction.

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

Real Estate Online Services. Revenues from our real estate online services constituted a significant portion of our total revenues. Our online business currently generates revenues principally from online advertising, sponsorship arrangements, e-commerce arrangements and, to a lesser extent, hosting arrangements and keyword advertising arrangements.

Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Revenues for advertising services are recognized net of agency rebates when applicable. Revenues from our online advertising have been significantly affected by the number of advertisers who place advertisements on our websites or sponsor certain area on our websites.  The operating results of this part of our online business are subject to general conditions typically affecting the real estate online advertising market, including real estate market conditions, government policies on online advertising and the perceived effectiveness of online advertising as compared to advertising in alternative media.

Commencing in 2012, we also provide real estate e-commerce services, which include online property listings, property viewing, online deposit payments, discount coupon advertising, and online property auctions. Currently revenues are principally generated from services to secondary brokers who sell discount coupons to potential property buyers. The discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the secondary brokers. Secondary brokers pay us fees at contracted amount for utilizing our e-commerce platform to sell such discount coupons. We recognize such e-commerce revenues upon obtaining confirmation letters signed by the property buyers and secondary real estate brokers, and when collections are reasonably assured. In addition, our e-commerce platform also offers secondary property listings and allows brokers to sign up and become our partners to list their secondary properties and use the EJU brand and obtain opportunities to cross-sell unsold primary units. However, these services are currently offered for free. Revenues from our e-commerce services have so far been affected by the number of brokers and customers who use our e-commerce platform to sell or purchase their discount coupons, which are in turn affected by the general real estate project launch and transaction volumes. We strive to continue to be innovative with respect to our product and service offerings on our e-commerce platform, and we expect that revenues from e-commerce services will continue to make key contributions to our overall revenue growth.

Other Services. Our other services include real estate advertising services, real estate promotional event services and real estate investment fund management.

We started providing real estate advertising design services in 2008 and advertising sales services in 2009 by making wholesale purchases of advertising space in print and other media and reselling them to our developer clients. Revenues from our advertising sales services are significantly affected by real estate market conditions, our willingness and ability to purchase and resell a large number of advertising spaces from print and other media and our relationship with our developer clients.

We started providing promotional event services in April 2010 through our majority-owned subsidiary, Shanghai Dehu. Our promotional event services include securing venues, hiring caters and other various service providers, formulating event themes and inviting speakers and guests for real estate promotional events. Revenues from our promotional event services are significantly affected by real estate market conditions, clients’ promotional budgets and the perceived effectiveness of the promotional events and our services.

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

Cost of Revenues. Cost of revenue for the real estate brokerage services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which we act as the agent, and rental expenses incurred for properties leased by us as brokerage stores and sales commission. Cost of revenue of real estate information and consulting services segment primarily consists of sales commission and costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation. Cost of revenue for the real estate online services segment consists of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels. Cost of revenue for real estate promotional event and advertising services consists of fees paid to third parties for services directly related to promotional event services, services directly related to advertising design and the cost incurred to acquire advertising space for resale, and salaries of sales and support staff.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our employees, expenses incurred in promoting our brand and services, costs of third-party professional services, costs related to industry research and the development of our CRIC system, rental payments relating to office and administrative functions and depreciation and amortization of property and equipment used in our corporate offices. In addition, our selling, general and administrative expenses have also included overhead expenses for our secondary real estate brokerage operations, which include compensation for our sales and administrative staff, rental costs for brokerage storefronts and administrative offices, marketing promotion and other administrative expenses. Moreover, our selling, general and administrative expenses also included amortization of intangible assets resulting from business acquisitions.

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

We recorded compensation expense of $9.6 million, $13.6 million and $26.5 million in 2010, 2011 and 2012, respectively, in connection with the options and restricted shares granted under our share incentive plan. As of December 31, 2012, there was $26.4  million of total unrecognized compensation expense related to unvested share options and restricted shares granted under our share incentive plan, including the options and restricted shares swapped from CRIC  awards. That cost is expected to be recognized over a weighted-average period of 1.58 years.

CRIC awards. Our subsidiary, CRIC, granted options to purchase ordinary shares of CRIC and restricted shares to certain CRIC directors, executive officers and employees as well as some of our directors and officers who had made contributions to CRIC pursuant to its share incentive plan, prior to the completion of our merger with CRIC in April 2012. As of the Effective Time of our merger with CRIC, the CRIC share incentive plan terminated, and we assumed each CRIC option that was outstanding as of the Effective Time, whether vested or unvested, and converted each CRIC option into E-House option pursuant to the formula set forth in the merger agreement. See “Item 4. Information on the Company—A. History and Development of the Company” for a description of the merger. At the Effective Time, we assumed the CRIC options and restricted shares and converted them into options to purchase an aggregate of 15,107,745 ordinary shares of our company and 77,875 restricted shares of our company. The terms of these E-House options and restricted shares are similar to those granted by CRIC under the CRIC share incentive plan. The total fair value of the replacement awards was approximately $54.8 million, of which $31.9 million was attributable to pre-merger services and included as a component of the consideration transferred in the merger, with the remainder being allocated to post-merger services and included in the E-House awards compensation cost after the merger.

We recorded compensation expenses of $17.4 million, $18.3 million and $8.6 million for the options and restricted shares that were granted originally under the CRIC share incentive plan in 2010, 2011 and 2012, respectively.  The amount recorded in 2012 was for the period prior to our merger with CRIC. After the merger, the compensation expense related to the awards under the CRIC share incentive plan that were replaced by E-House awards was recorded in E-House awards described above.

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

The PRC Enterprise Income Tax Law applies a uniform 25% tax rate to both foreign-invested enterprises and domestic enterprises in the PRC. However, certain enterprises that had enjoyed a preferential tax rate of 15% prior to January 1, 2008, were eligible for phase-out tax rates over the five-year transitional period beginning from January 1, 2008. As such, the applicable rates for E-House Shanghai and Shenzhen subsidiaries are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Moreover, there are some tax incentives available for qualified enterprises under the PRC Enterprise Income Tax law. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and thus became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also granted software enterprise status in September 2008 and was further approved by the local tax authority in May 2010 to become qualified to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai Fangxin was recognized as a qualified software enterprise in February 2012 and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Qualified software enterprise status is subject to annual review. Shanghai SINA Leju, Shanghai CRIC and Shanghai Fangxin are in the process of completing the annual review for 2012.

Our three wholly owned subsidiaries, Shanxi E-House Real Estate Investment Consultant Co., Ltd., Chengdu E-House Western Real Estate Investment Consultant Co., Ltd. and Chongqing E-House Western Real Estate Investment Consultant Co., Ltd., were established in the western region of China and were deemed to be engaged in an industry category encouraged by the government. Shanxi E-House Real Estate Investment Consultant Co., Ltd. was therefore subject to a 15% income tax rate for the years from 2008 through 2010. In September 2010, Chengdu E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% for the years from 2009 through 2010. Both entities are subject to income tax at the statutory rate of 25% subsequent to 2010. In August 2012, Chongqing E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% for 2012.

We are also subject to business tax and related surcharges by various local tax authorities at rates of 5% to 5.65% on revenues, or 8.5% to 9.5% on gross profits (the balance of revenues after deducting cost of sales) generated from providing advertising services. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two tax circulars setting out the details of the Shanghai VAT pilot rules, which took effect on January 1, 2012. The VAT pilot rules change the charge of sales tax from business tax to VAT for certain service industries, including the real estate consulting service and advertising industries, in Shanghai. Some of our subsidiaries located in Shanghai fall within the pilot arrangements and are recognized as VAT general taxpayers at the rate of 6% and stop paying business tax from January 1, 2012 onward. Certain major cities in China also adopted such VAT pilot rules during 2012. Some of our subsidiaries located in such cities fall within the pilot arrangements and are recognized as VAT general taxpayers at the rate of 6% and stop paying business tax. The subjection to VAT does not have a material impact on our consolidated financial statements.

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

Revenue Recognition

We recognize revenue when there is persuasive evidence of an arrangement, when service has been rendered, the sales price is fixed or determinable and when collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

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

We provide real estate consulting services to customers in relation to land acquisition and project consulting services. Land acquisition consulting services involve advising customers in relation to land acquisition and facilitating the transfer of land development rights. Payment is usually contingent upon the delivery of a final product, such as closing a land acquisition transaction. We recognize revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. Project consulting services involve providing consulting services, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for the development projects. Such arrangements include periodic consulting services arrangements and delivery based consulting services arrangements. Periodic consulting services involve providing consulting services that are tailored to meet the needs of real estate developer clients at various stages of the project development and sales process for a specified period, such as monthly market studies. The contract period for such arrangements is usually between 1 and 12 months with revenue being recognized ratably over such period. Delivery based consulting services involve providing consulting services that are tailored to meet the specific need of real estate developers. Payment is usually contingent upon the delivery of a final product, such as providing a market study report. We recognize revenue under such arrangements upon delivery of the final product, assuming client acceptance has occurred and the fee is no longer contingent.

We sell subscriptions to our proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually 6 to 12 months. We also provide data integration services periodically, such as periodic market updates and analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system. The contract period for such arrangements is usually between 3 to 12 months with revenue being recognized ratably over such period.

We generate online real estate revenues principally from online advertising, sponsorship arrangements, e-commerce services and, to a lesser extent, hosting arrangements and keyword advertising arrangements.

Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured.

Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates when applicable.

Commencing in 2012, we also provide real estate e-commerce services, which include online property listings, property viewing, online deposit payments, discount coupon advertising, and online property auctions. Currently revenues are generated principally from services to secondary brokers who sell discount coupons to potential property buyers. The discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the secondary brokers. Secondary brokers pay us fees at contracted amount for utilizing our e-commerce platform to sell such discount coupons. We recognize such e-commerce revenues upon obtaining confirmation letters signed by the property buyers and secondary real estate brokers, and when collections are reasonably assured. In addition, our e-commerce platform also offers secondary property listings and allows brokers to sign up and become our partners to list their secondary properties and use the EJU brand and obtain opportunities to cross-sell unsold primary units. However, these services are currently offered for free.

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

We also provide promotional event services, and recognize revenue when such services are rendered, assuming all other revenue recognition criteria have been met.

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

We have multiple element arrangements that may include provision of primary real estate services, online advertising, promotional event services, consulting services and/or information services. We have determined that each of the deliverables listed above is considered a separate unit of account as each has value to the customer on a standalone basis and has been sold separately on a standalone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of us.

We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”), if available; (ii) third-party evidence (“TPE”), if VSOE is not available; and (iii) best estimate of selling price (“BESP”), if neither VSOE nor TPE is available.

VSOE. We determine VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. We have historically priced our commission rate for the primary real estate services, periodic consulting services, subscription for the CRIC system and online advertising within a narrow range. As a result, we have used VSOE to allocate the selling price for these services when elements of a multiple element arrangement. We have not historically priced delivery based consulting service and promotional event services within a narrow range; therefore, we consider TPE and BESP as discussed below.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our marketing strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

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

We regularly review the evidence of selling price for our services and maintain internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for our services during the year ended December 31, 2012, nor do we expect a material changes in BESP in the foreseeable future.

Under the previous accounting literature, when an arrangement included delivery based consulting services and subscriptions for the CRIC system, the entire arrangement was considered a single unit of account as we did not have VSOE for delivery based consulting services. Revenue was recognized based on the revenue recognition model for the final deliverable in the arrangement, which was typically the subscription for the CRIC system, which required ratable recognition over the subscription period. We had objective and reliable evidence of the fair value of the CRIC subscription service. As such, upon delivery of the consulting product, we deferred the fair value of the remaining CRIC subscription and recognized the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria had been met. The residual amount recognized was limited to the cumulative amount due under the terms of the arrangement. Under ASU 2009-13, we are required to use BESP when neither VSOE nor TPE is available. As a result, we are able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met.

If we had applied the provisions of ASU 2009-13 for the year ended December 31, 2010, there would have been no material effect on revenue during that period. Additionally, the adoption of ASU 2009-13 did not have a material effect on revenue for the years ended December 31, 2011 and 2012 when compared to the revenue that would have been recognized under the guidance in effect prior to the adoption of ASU 2009-13, given the BESP of delivery based consulting and VSOE of the subscription for the CRIC system have historically approximated their respective contract prices, and the delivery based consulting services have generally been delivered at the beginning of the subscription period. The effect of adopting this guidance in future periods will depend on the nature of our customer arrangements in those periods, including the nature of services included in those arrangements, the magnitude of revenue associated with certain deliverables in those arrangements, and the timing of delivery of the related services in those arrangements, among other considerations. We monitor the conditions that affect our determination of selling price for each deliverable and reassess such estimates periodically.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

Share-Based Compensation

We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation expense in 2010, 2011 and 2012 was $27.0 million, $32.0 million and $35.7 million, respectively.

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

Variable Interest Entities

PRC laws and regulations currently restrict foreign entities without the required operating track record from investing in companies that provide internet content and advertising services in China. Since we have not been involved in internet content services or advertising services outside China to satisfy the track record requirement, to comply with the PRC laws and regulations, we conduct substantially all of our online and advertising business through Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, our variable interest entities, and their subsidiaries. We have, through three of our subsidiaries in the PRC, entered into contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their shareholders such that Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights pursuant to the terms of the exclusive call option agreements, which give us the power to control the shareholders of these variable interest entities. More specifically, we believe that the terms of the exclusive call option agreements are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreements. Under our shareholder voting rights proxy agreements with the variable interest entities and their shareholders, each of the shareholders of the variable interest entities irrevocably grants any person designated by us the power to exercise all voting rights to which he is entitled to as shareholder of the variable interest entities at that time. Therefore, we believe this gives us the power to direct the activities that most significantly impact the variable interest entities’ economic performance. We believe that our ability to exercise effective control, together with the exclusive technical support agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the variable interest entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the variable interest entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

We believe that our contractual arrangements with the variable interest entities are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the our ability to enforce these contractual arrangements and the interests of the shareholders of the variable interest entities may diverge from that of our company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the variable interest entities not to pay the service fees when required to do so.

Allowance of Accounts Receivable and Customer Deposits

We regularly review the creditworthiness of our customers, and require collateral or other security from our customers in certain circumstances, including existing properties or a right to properties under construction, when accounts receivable become significantly overdue or customer deposits become due but are not duly paid by the real estate developers. In the event of non-payment, we would then resell the properties or the right to properties under construction for cash. The collection of these secured accounts receivable and customer deposits is dependent on the resale price of the underlying properties, which is subject to the then market conditions.

The carrying value of accounts receivable and customer deposits is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations of the collectability of accounts receivable and customer deposits. Many factors are considered in estimating the allowance, including but not limited to reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if our customers are unable to make payments due to their deteriorating financial conditions.

Bad debt provision related to accounts receivable and customer deposits was $5.6 million, $9.5 million and $27.3 million for the years ended December 31, 2010, 2011 and 2012, respectively. The significant increase in the balance of allowance from December 31, 2011 to December 31, 2012 was primarily due to specific reserves provided in 2012 for certain overdue and unsecured accounts receivable whose collectability became doubtful based on known changes in customers’ financial conditions and liquidity situation during the year.

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

We utilized the income approach valuation method (level 3). When determining the fair value of a reporting unit, we are required to make significant judgments that we believe are reasonable and supportable considering all available internal and external evidence at that time.

However, these estimates and assumptions by their nature require a higher degree of judgment. Fair value determinations are sensitive to changes in the underlying assumptions and factors including (i) those relating to estimating future operating cash flows to be generated from the reporting unit, which is dependent upon internal forecasts and projections developed as part of our routine, long-term planning process, (ii) our strategic plans, and (iii) estimates of long-term growth rates taking into account our assessment of the current economic environment and the timing and degree of any economic recovery.

The assumptions with the most significant impact on the fair value of the reporting unit are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process, (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate ranging from 2% to 3%, and (iii) pre-tax discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure, ranging from 16% to 22% for our major segments for the year ended December 31, 2012.

Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair values of our reporting units may include: (i) deterioration of local economies or further slowdown of China’s real estate market under the government’s continued restrictive policies and further credit tightening measures, which could lead to changes in projected cash flows of us, (ii) an economic recovery that significantly differs from our  assumptions, which could change the future growth rate and the terminal growth rate, and (iii) higher cost of capital in the markets, which could result in a higher discount rate. If the assumptions used in the impairment analysis are not met or materially change, we may be required to recognize a goodwill impairment loss which may be material to the financial condition of us.

Under the first step of the goodwill impairment testing for the year ended December 31, 2012, the fair value of the real estate brokerage, real estate online, and real estate information and consulting reporting unit was approximately 13.8%, 19.1% and 11.3% in excess of its carrying value, respectively.

Significant increases in discount rate or decrease in future operating cash flows or terminal value in isolation would result in a significantly lower fair value measurement. We performed the following sensitivity analysis to show the maximum change (in isolation) of discount rate, future operating cash flow and terminal growth rate used in the income approach that would still result in the fair value of each reporting unit to be higher than its carrying value:

Segment	Discount rate increase:		Future free cash flow decreased by:	Terminal growth rate decrease:
	From	To		From	To
Real Estate Brokerage Service	22.0%	26.5%	17.0%	3.0%	—
Real Estate Online Service	16.5%	18.6%	13.0%	2.0%	—
Real Estate Information and Consulting Service	16.0%	21.1%	25.0%	2.0%	—

A substantial portion of the goodwill on our balance sheet relates to the acquisition of our online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. The online unit started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. We believed that this would result in slower than previously expected growth for our online business over the next several years. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of our reporting units against their carrying amount in accordance with U.S. GAAP. We concluded that the carrying amount of our real estate online services reporting unit was higher than the fair value and consequently recorded a one-time goodwill impairment charge of $417.8 million during the third quarter of 2011.

Based on the impairment tests performed, there were no goodwill impairment as of December 21, 2010 and 2012. We recorded a goodwill impairment charge of nil, $417.8 million and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

Fair value of equity investments in investment funds

Investment funds are not consolidated by us as we lack control given the limited partners have substantive kick-out rights that allow them to remove us without cause with a vote of 50% of the limited partners, excluding parties related to us.

Equity investments in investment funds are accounted for by the equity method of accounting. Under this method, our share of the post-acquisition profits or losses of investment funds is recognized in the income statement.

Investment funds are subject to Investment Company accounting, and need to apply the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services - Investment Companies. Accordingly, all investments held by these investment funds are measured at fair value.

The investment funds invested by us mainly invest in private companies in real estate related industries. In the absence of observable market prices, the fair values of these private equity investments are determined by reference to the discounted cash flow method or market approach (Level 3 inputs). In applying the discounted cash flows method, investment funds discount the estimated future cash flows of the investees using the discount rate in similar industry plus the investee’s specific risk premium. Market approach may be derived by reference to observable valuation measures for comparable companies or transactions (for example, multiplying a key performance metric of the investee company such as sales and net assets for all the portfolio, and earnings for the investees with operating profits by a relevant valuation multiple observed in the range of comparable companies or transactions), adjusted by investment funds for differences between the investment and the referenced comparable. Private equity investments may also be valued at cost for a period of time after an acquisition as the best indicator of fair value.

The difference between fair value and initial cost of investments is reflected as unrealized appreciation/depreciation on investments in the income statement of the respective investment funds.

Income Taxes

We currently have deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences. The largest components of our deferred tax assets are accrued salary expenses deductible when payment is made and operating loss carryforwards generated by our PRC subsidiaries due to their historical operating losses. In assessing whether such deferred tax assets can be realized in the future, we need to make judgments and estimates on the ability of each of our PRC subsidiaries to generate taxable income in future years. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred tax assets will not be realized, we establish a valuation allowance to offset the deferred tax assets.

We recorded this allowance against our gross deferred tax assets based on the following factors: (i) several of our PRC operating entities were loss making for the past consecutive three years and had no historical track record of profits to utilize the deferred tax assets; (ii) uncertainty related to the future tax profit plan; (iii) intense competition leading to uncertain success.

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2012. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation, as of December 31, 2012, a valuation allowance of $7.3 million was recorded to record only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

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

	For the Years Ended December 31,
	2010	2011	2012
Consolidated Statement of Operations Data:
Revenues	356,525	401,625	462,439
Cost of revenues	(104,846)	(163,044)	(203,171)
Selling, general and administrative expenses	(198,425)	(286,688)	(336,873)
Gain from settlement of pre-existing relationship	—	—	—
Goodwill impairment charge	—	(417,822)	—
Other operating income	4,081	6,180	6,475
Income (loss) from operations	57,335	(459,749)	(71,130)
Interest expense	—	—	—
Interest income	2,808	2,627	1,606
Other income (loss), net	1,508	(10,457)	(732)
Income (loss) before taxes, equity in affiliates	61,651	(467,579)	(70,256)
Income tax (expenses) benefit	(12,696)	2,724	(1,169)
Income (loss) before equity in affiliates	48,955	(464,855)	(71,425)
Income (loss) from equity in affiliates	(279)	(165)	376
Net income (loss)	48,676	(465,020)	(71,049)
Less: Net income (loss) attributable to non-controlling interest	12,522	(194,663)	(14,078)
Net income (loss) attributable to E-House shareholders	36,154	(270,357)	(56,971)

Segment Information

We use the management approach to determine operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker, or CODM, for making decisions, allocating resources and assessing performance. Our CODM has been identified as the co-chairman and chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of us.

We had seven operating segments in 2010 and 2011: (1) primary real estate agency services, (2) secondary real estate brokerage services, (3) real estate information and consulting services, (4) real estate online services, (5) real estate advertising services, (6) promotional event services and (7) real estate fund management services.

The promotional event services segment started as a result of our acquisition of a promotional event provider in the second quarter of 2010.

In 2012, we had five operating segments: (1) real estate brokerage services; (2) real estate information and consulting services; (3) real estate online services; (4) real estate promotional event and advertising services; and (5) real estate fund management services. In 2012, in line with the business growth, our CODM reviewed results of primary real estate agency services and secondary real estate brokerage services as a single business unit, instead of two separate units; and reviewed results of real estate advertising services and promotional events as a single business unit, instead of two separate units, when making decisions about allocating resources and assessing performance of us.

In addition, the real estate promotional event and advertising services and real estate fund management services did not meet the significance threshold for separate disclosure in any of the three years of 2010, 2011 and 2012, and have been combined in “other services” for segment reporting purposes.

Information for prior periods has been retrospectively adjusted to conform to the current segment presentation. Our CODM reviews net revenue, cost of sales, operating expenses, income from operations and net income and does not review balance sheet information. Corporation expenses such as selling, general and administrative expenses and interest income are not allocated among segments and are recorded as non-allocated items.

2012	Real estate brokerage services	Real estate information and consulting services	Real estate online services	Other services	Non- allocated	Total
	$	$	$	$	$	$
Revenues	208,284,503	54,517,612	169,755,893	29,881,360	—	462,439,368
Cost of revenues	(114,667,241)	(10,783,472)	(54,117,692)	(23,602,280)	—	(203,170,685)
Selling general and administrative expenses	(92,291,838)	(53,977,975)	(146,997,279)	(10,544,345)	(33,062,087)	(336,873,524)
Other operating income	2,982,861	2,481,255	153,340	857,567	—	6,475,023
Income (loss) from operations	4,308,285	(7,762,580)	(31,205,738)	(3,407,698)	(33,062,087)	(71,129,818)
Interest income	425,714	624,817	257,204	55,895	242,832	1,606,462
Other income (loss), net	84,937	(59,136)	(1,979,450)	(446)	1,221,225	(732,870)
Income (loss) before taxes and equity in affiliates	4,818,936	(7,196,899)	(32,927,984)	(3,352,249)	(31,598,030)	(70,256,226)
Income tax benefit (expense)	(4,589,892)	623,227	2,329,338	468,673	—	(1,168,654)
Income (loss) before equity in affiliates	229,044	(6,573,672)	(30,598,646)	(2,883,576)	(31,598,030)	(71,424,880)
Income (loss) from equity in affiliates	195,874	(14,933)	(881)	195,449	—	375,509
Net income (loss)	424,918	(6,588,605)	(30,599,527)	(2,688,127)	(31,598,030)	(71,049,371)

2011	Real estate brokerage services	Real estate information and consulting services	Real estate online services	Other services	Non- allocated	Total
	$	$	$	$	$	$
Revenues	176,441,032	61,750,112	136,452,384	26,981,453	—	401,624,981
Cost of revenues	(97,481,259)	(6,708,358)	(37,583,296)	(21,271,577)	—	(163,044,490)
Selling general and administrative expenses	(97,293,397)	(48,176,668)	(101,384,497)	(8,237,382)	(31,595,643)	(286,687,587)
Goodwill impairment charge	—	—	(417,822,304)	—	—	(417,822,304)
Other operating income	3,222,483	2,349,105	13,937	594,835	—	6,180,360
Income (loss) from operations	(15,111,141)	9,214,191	(420,323,776)	(1,932,671)	(31,595,643)	(459,749,040)
Interest income	697,076	881,539	675,759	93,130	279,415	2,626,919
Other income (loss), net	(7,765)	(558,711)	(1,025,801)	(1,060,778)	(7,804,156)	(10,457,211)
Income (loss) before taxes and equity in affiliates	(14,421,830)	9,537,019	(420,673,818)	(2,900,319)	(39,120,384)	(467,579,332)
Income tax benefit (expense)	6,940,664	(3,696,794)	305,651	(825,591)	—	2,723,930
Income (loss) before equity in affiliates	(7,481,166)	5,840,225	(420,368,167)	(3,725,910)	(39,120,384)	(464,855,402)
Income (loss) from equity in affiliates	16,297	(94,385)	(9,609)	(77,413)	—	(165,110)
Net income (loss)	(7,464,869)	5,745,840	(420,377,776)	(3,803,323)	(39,120,384)	(465,020,512)

2010	Real estate brokerage services	Real estate information and consulting services	Real estate online services	Other services	Non- allocated	Total
	$	$	$	$	$	$
Revenues	193,974,388	75,110,282	66,804,671	20,635,786	—	356,525,127
Cost of revenues	(63,836,933)	(3,016,516)	(26,361,391)	(11,631,655)	—	(104,846,495)
Selling general and administrative expenses	(76,404,465)	(35,214,081)	(54,741,152)	(8,978,057)	(23,087,167)	(198,424,922)
Other operating income	1,937,031	1,802,676	—	341,193	—	4,080,900
Income (loss) from operations	55,670,021	38,682,361	(14,297,872)	367,267	(23,087,167)	57,334,610
Interest income	1,071,039	1,156,337	286,154	114,293	180,008	2,807,831
Other income (loss), net	104,438	557,722	(22,831)	385,759	483,181	1,508,269
Income (loss) before taxes and equity in affiliates	56,845,498	40,396,420	(14,034,549)	867,319	(22,423,978)	61,650,710
Income tax (expense) benefit	(9,653,196)	(2,911,786)	455,815	(587,067)	—	(12,696,234)
Income (loss) before equity in affiliates	47,192,302	37,484,634	(13,578,734)	280,252	(22,423,978)	48,954,476
Loss from equity in affiliates	(2,277)	(271,300)	(5,085)	—	—	(278,662)
Net income (loss)	47,190,025	37,213,334	(13,583,819)	280,252	(22,423,978)	48,675,814

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our total revenues increased by 15% from $401.6 million in 2011 to $462.4 million in 2012 primarily due to the reasons discussed below.

•                  Real Estate Brokerage Services. Revenues from our real estate brokerage services increased by 18% from $176.4 million in 2011 to $208.3 million in 2012. This increase was mainly due to 22% increase of revenue from primary real estate agency services, which was due to 27% increase in total GFA of new properties sold and a 20% increase in total transaction value of new properties sold. The increase in real estate brokerage services was partially offset by a 14% decrease of secondary real estate brokerage services, mainly due to the closure of a number of stores in 2012.

•                  Real Estate Information and Consulting Services. Revenues from real estate information and consulting services decreased by 12% from $61.8 million in 2011 to $54.5 million in 2012, as a result of a reduction in land transaction-related consulting fees, as well as a reduction in other consulting revenues from property developments due to the relatively weak real estate market in the first half of 2012, partially offset by an increase in revenues from information services.

•                  Real Estate Online Services. Revenues from real estate online services increased by 24% from $136.5 million in 2011 to $169.8 million in 2012, as a result of revenue growth in existing and new cities that we entered since 2010, as well as growth in e-commerce revenues.

•                  Other Services. Revenues from other services, including real estate promotional event and advertising services and real estate fund management, increased by 11% from $27.0 million in 2011 to $29.9 million in 2012. The increase was attributable to the expansion of our real estate promotional event services in 2012.

Cost of Revenues. Our cost of revenues increased by 25% from $163.0 million in 2011 to $203.2 million in 2012, primarily due to higher salary and commission expenses for the sales staff in the real estate brokerage agency service segment and additional amortization of capitalized fees paid for Baidu’s Brand Link products, which we started to offer in August 2011.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 18% from $286.7 million in 2011 to $336.9 million in 2012. This increase was primarily due to increased staff-related expenses of our online services and information and consulting services, higher online marketing expenses, as well as higher bad debt provision compared to 2011.

•                  Real Estate Brokerage Services. Selling, general and administrative expenses for our real estate brokerage agency services decreased by 5% from $97.3 million in 2011 to $92.3 million in 2012, primarily due to the decreases in salary and rental, which resulted from the closure of secondary real estate brokerage stores in both 2011 and 2012, partially offset by the higher bad debt provision.

•                  Real Estate Information and Consulting Services. Selling, general and administrative expense for our real estate information and consulting services increased by 12% from $48.2 million in 2011 to $54.0 million in 2012, primarily due to increased salary expenses and higher bad debts provision compared to 2011.

•                  Real Estate Online Services. Selling, general and administrative expense for our real estate online services increased by 45% from $101.4 million in 2011 to $147.0 million in 2012, primarily due to an increase in staff-related expenses and higher marketing expenses and bad debt provision.

•                  Other Services. Selling, general and administrative expense for our other services increased by 28% from $8.2 million in 2011 to $10.5 million in 2012, primarily due to expansion of the fund management services and higher bad debts provision for real estate promotional event and advertising services compared to 2011.

Goodwill Impairment Charge. We did not record goodwill impairment charge in 2012. In the third quarter of 2011, we concluded that the carrying amount of our real estate online reporting unit was higher than its fair value and consequently recorded a one-time goodwill impairment charge of $417.8 million.

Other operating income. Our other operating income was $6.5 million in 2012, compared to $6.2 million in 2011, which was the subsidy income from the government.

Income (Loss) from Operations. As a result of the foregoing, our loss from operations was $71.1 million in 2012, compared to loss from operations of $459.7 million in 2011.

Income Tax benefit (Expense). We had an income tax expense of $1.2 million in 2012 primarily due to $6.6 million valuation allowance recorded, as compared to an income tax benefit of $2.7 million in 2011.

Net Income (Loss). As a result of the foregoing, our net loss was $71.0 million in 2012, compared to net loss of $465.0 million in 2011.

Net Income (Loss) Attributable to Non-controlling Interest. Net loss attributable to non-controlling interests was $14.1 million in 2012, as CRIC became a wholly owned subsidiary of us in April 2012 as a result of merger. In 2011, E-House Holdings held a 54.1% equity interest in CRIC and as a result of the significant loss of CRIC, net loss attributable to non-controlling interests was $194.7 million in 2011.

Net Income (Loss) Attributable to E-House Shareholders. Full-year 2012 net loss attributable to E-House shareholders was $57.0 million, or $0.54 loss per diluted ADS, as compared to net loss attributable to E-House shareholders of $270.4 million, or $3.39 loss per diluted ADS, for 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our total revenues increased by 13% from $356.5 million in 2010 to $401.6 million in 2011 primarily due to the reasons discussed below.

•                  Real Estate Brokerage Services. Revenues from our real estate brokerage services decreased by 9% from $194.0 million in 2010 to $176.4 million in 2011. This decrease was mainly due to 9% decrease in our primary real estate agency services, which was due to a decrease in the average commission rate from 1.1% for the full year 2010 to 0.9% for 2011, partially offset by a 9% increase in the total transaction value of new properties sold, and 13% decrease in secondary real estate brokerage services, which was due to the decrease in real estate sales transaction volume, partially offset by an increase in rental transaction volume.

•                  Real Estate Information and Consulting Services. Revenues from real estate information and consulting services decreased by 18% from $75.1 million in 2010 to $61.8 million in 2011, as a result of a reduction in land transaction-related consulting fees in 2011 compared to 2010, as well as reduction of other consulting revenues amid a slowdown in property developments.

•                  Real Estate Online Services. Revenues from real estate online services increased by 104% from $66.8 million in 2010 to $136.5 million in 2011, as a result of growth in real estate online advertising market, our geographic expansion and gains in market share.

•                  Other Services. Revenues from other services, including real estate advertising services, promotional event services and real estate fund management, increased by 31% from $20.6 million in 2010 to $27.0 million in 2011. The increase was mainly attributable to the expansion of our real estate promotional event services which started in the second quarter of 2010.

Cost of Revenues. Our cost of revenues increased by 56% from $104.8 million in 2010 to $163.0 million in 2011, primarily due to higher salary expenses for additional sales staff in the primary real estate agency service, the addition of the real estate promotional event business starting from the second quarter of 2010, and additional expenses associated with amortization of capitalized fees paid for Baidu’s Brand Link product, which we started to offer in August 2011.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 44% from $198.4 million in 2010 to $286.7 million in 2011. This increase was primarily due to increases in (1) salary, rental and travel expenses for our primary real estate agency service, (2) staff and related office expenses associated with our online business expansion, (3) year-end marketing and advertising expenses for our online business, and marketing expenses associated with the launch of our real estate e-commerce platform, (4) salary and bonus expenses associated with additional sales and administrative staff for our information and consulting business, (5) share-based compensation expenses as a result of restricted shares and stock options granted in the fourth quarter of 2010 and first and fourth quarters of 2011 and (6) professional fees related to the merger with CRIC.

•                  Real Estate Brokerage Services. Selling, general and administrative expenses for our real estate brokerage services increased by 27% from $76.4 million in 2010 to $97.3 million in 2011, primarily due to increases in salary, rental and travel expenses, which resulted from an increase in the number of employees of our primary real estate agency services business and our geographic expansion and partially offset by the decrease of our secondary real estate brokerage services, due to a decrease in the number of our secondary real estate brokerage stores in 2011.

•                  Real Estate Information and Consulting Services. Selling, general and administrative expense for our real estate information and consulting services increased by 37% from $35.2 million in 2010 to $48.2 million in 2011, primarily due to an increase in salary and bonus expenses as a result of additional sales and administrative staff.

•                  Real Estate Online Services. Selling, general and administrative expense for our real estate online services increased by 85% from $54.7 million in 2010 to $101.4 million in 2011, primarily due to an increase in salary and other compensation expenses as a result of additional sales and administrative staff and the related office expenses associated with our business expansion, year-end marketing and advertising expenses for our online business, and marketing expenses associated with the launch of the e-commerce EJU brand and website.

•                  Other Services. Selling, general and administrative expense for our other services decreased slightly from $9.0 million to $8.2 million.

Goodwill Impairment Charge. A substantial portion of goodwill on our balance sheet relates to the acquisition of our online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. Our online unit began to slowdown as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. We believed this would result in slower than previously expected growth for our online business over the next several years. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted us to evaluate and test the fair value of our reporting units against their carrying amount in accordance with U.S. GAAP. We concluded that the carrying amount of our online reporting unit was higher than its fair value and consequently recorded a one-time goodwill impairment charge of $417.8 million during the third quarter of 2011.

Other operating income. Our other operating income was $6.2 million in 2011, compared to $4.1 million in 2010, which was the subsidy income from the government.

Income (Loss) from Operations. As a result of the foregoing, our loss from operations was $459.7 million in 2011, compared to income from operations of $57.3 million in 2010.

Income Tax benefit (Expense). We had an income tax benefit of $2.7 million in 2011, as compared to an income tax expense of $12.7 million in 2010, primarily because we incurred a loss before taxes in 2011 as compared to an income before taxes in 2010.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2010, 2011 and 2012 were increases of 3.3%, 5.4% and 2.6%, respectively. The year-over-year percent changes in the consumer price index for February 2011, 2012 and 2013 were increases of 4.9%, 3.2% and 3.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2010	2011	2012
	(in thousands of $)
Net cash provided by (used in) operating activities	32,460	(19,980)	(22,183)
Net cash provided by (used in) investing activities	(18,886)	(72,596)	(33,426)
Net cash provided by (used in) financing activities	(25,847)	(69,221)	(125,773)
Net increase (decrease) in cash and cash equivalents	(4,244)	(151,813)	(181,164)
Cash and cash equivalents at the beginning of the year	548,062	543,818	392,005
Cash and cash equivalents at the end of the year	543,818	392,005	210,841

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

Net cash used in operating activities was $22.2 million in 2012, which was mainly attributable to a net loss of $71.0 million, an $88.3 million increase in accounts receivable and a $10.5 million increase in customer deposits, partially offset by an $18.6 million increase in payroll and welfare payable, and a $10.4 million increase in income tax payable. The principal non-cash item accounting for the difference between the net loss and the cash used in operating activities in 2012 were $47.4 million in depreciation and amortization expenses, $35.7 million in share-based compensation expenses and $28.0 million in allowance for doubtful debts.

Net cash used in operating activities was $20.0 million in 2011, which was mainly attributable to a net loss of $465.0 million and a $75.3 million increase in accounts receivable, partially offset by a $10.4 million decrease in customer deposit, a $13.5 million increase in payroll and welfare payable, and an $11.9 million increase in other current liabilities. The principal non-cash item accounting for the difference between the net loss and the cash used in operating activities in 2011 were $417.8 million in goodwill impairment charge relating to our online business, $35.9 million in depreciation and amortization expenses and $32.0 million in share-based compensation expenses.

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

Investing Activities

Our investing activities primarily relate to our acquisition activities, purchases and disposals of property, equipment and intangible assets, and investment in affiliates.

Net cash used in investing activities was $33.4 million in 2012, which was mainly attributable to $31.8 million for the deposit for and purchase of property and equipment and intangible assets and $2.2 million for investment in affiliates.

Net cash used in investing activities was $72.6 million in 2011, which was mainly attributable to $37.3 million for purchase of property and equipment and intangible assets, $22.7 million for acquisition of subsidiaries and $21.6 million for investment in affiliates, partially offset by a refund of $4.5 million for the deposit for acquisition.

Net cash used in investing activities was $18.9 million in 2010, primarily due to a $4.5 million prepayment for acquisition, a $9.9 million payment for the investment in affiliates and a $12.2 million payment for the purchase of property and equipment and intangible assets, partially offset by proceeds of $7.1 million from the sale of properties.

Financing Activities

Our financing activities primarily consist of capital contributions, our merger with CRIC in April 2012, share repurchases, borrowings from commercial banks and dividends paid to ordinary shareholders.

Net cash used in financing activities was $125.8 million in 2012, which was mainly comprised of the payment of $113.1 million for the merger with CRIC, and $11.9 million for a cash dividend to shareholders in the second quarter of 2012.

Net cash used in financing activities was $69.2 million in 2011, which was mainly comprised of the payment of $49.9 million for share repurchases by both our company and CRIC, as well as the payment of $20.2 million for a cash dividend to shareholders in the second quarter of 2011.

Net cash used in financing activities amounted to $25.8 million in 2010 primarily due to the payment of $20.1 million in cash dividends to our shareholders and the payment of $12.9 million to purchase ordinary shares of CRIC from the public market, partially offset by a contribution from non-controlling interests of $4.1 million and proceeds of $3.0 million from the exercise of options.

As of December 31, 2012, we had $213.6 million in cash and cash equivalents and restricted cash, and no short-term borrowings, resulting in a liquid assets balance of $213.6 million, compared with $394.6 million at the end of 2011. We hold our cash and cash equivalents in interest-bearing U.S. dollar, HKD and RMB-denominated accounts at registered banks and AAA-rated money market funds.

Holding Company Structure

E-House Holdings is a holding company, and it relies principally on dividends from our subsidiaries in China, to the extent existing cash in our offshore entities is full utilized, to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends, loans or advances except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries and variable interest entities are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $160.3 million as of December 31, 2012. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House Holdings. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions. These regulations have not had a material and adverse impact on E-House Holdings’ ability to meet its cash obligations and we do not expect them to have a material and adverse impact in the future.

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

Capital Expenditure

Our capital expenditures amounted to $12.2 million, $37.3 million and $31.8 million in 2010, 2011 and 2012, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. In 2011 and 2012, our capital expenditures also included $9.4 million and $14.2 million in payments that we made for exclusive rights to operate the Baidu channels and sell the Baidu Brand Link product, respectively. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

As of December 31, 2012, we had 4,312 employees who conduct research and provide training. Most of these employees are at CRIC and our E-House Research and Training Institute. The E-House Research and Training Institute is associated with East China Normal University and Shanghai University and is located on the campus of Shanghai University. In addition to providing training, our research staff support all of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.

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

We currently have the ““, ““, ““, “CRIC”, ““,”Leju”, and ““  registered trademarks in China. We are waiting for registration results from the Trademark Office with respect to the rest of the trademarks we have applied to register. We have registered our domain names, such as www.ehousechina.com, www.cityrehouse.com.cn, www.cric.com, www.dichan.com, www.leju.com, www.eju.com and www.jiaju.com, with the China Internet Network Information Center. We hold copyright registrations in China that cover the CRIC system’s core software. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license the CRIC system’s software, are protected in accordance with the Regulations on the Protection of Computer Software and other relevant laws and regulations of the PRC. We have obtained a software copyright certificate covering the CRIC system’s core software, which provides enhanced intellectual property protection under PRC law.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2012 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1-year	1-3 year	3-5 year	More than 5 years
	(in thousands of $)
Operating lease obligations (1)	33,193	15,826	9,974	752	6,641
Liability for exclusive rights (2)	23,865	17,501	6,364	—	—
Total	57,058	33,327	16,338	752	6,641

(1)         Our operating lease obligations related to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services storefronts.

(2)         Our liability for exclusive rights relates to our contractual obligation to pay Baidu for the exclusive right to sell Baidu’s real estate related Brand Link product and to build and operate the Baidu real estate and home furnishing channels.

In May 2012, we formed a limited partnership, Wuling Center, in Shanghai, for the purpose of making equity investments in suitable industries. Our 51% owned subsidiary, Shanghai Yidezhen Equity Investment Center, acts as Wuling Center’s general partner. We had an investment commitment of RMB60.0 million ($9.6 million) to Wuling Center; RMB15.0 million ($2.4 million) was paid in November 2012, and RMB3.0 million ($0.5 million) was paid in January 2013; the remaining investment commitment is payable upon Wuling Center’s demand.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	45	Co-Chairman and Chief Executive Officer
Charles Chao	47	Co-Chairman
Neil Nanpeng Shen	45	Independent Director
Bing Xiang	50	Independent Director
Hongchao Zhu	53	Independent Director
Jeffrey Zhijie Zeng	44	Independent Director
Yunchang Gu	69	Independent Director
Fan Bao	42	Independent Director
Canhao Huang	55	Director
Li-Lan Cheng	48	Chief Operating Officer
Bin Laurence	45	Chief Financial Officer
Jianjun Zang	45	Co-president
Zuyu Ding	39	Co-president

Mr. Xin Zhou is one of the co-founders of our company and co-chairman of our board of directors. He has served as our chairman since 2003. Mr. Zhou served as our chief executive officer from 2003 to 2009, and has been serving as our chief executive officer again since April 2012. Mr. Zhou also served as co-chairman and chief executive officer of our subsidiary CRIC from 2009 to April 2012. Mr. Zhou has over 20 years of experience in China’s real estate industry. From 1997 to 2003, he served as a director and the general manager of Shanghai Real Estate Exchange Co., Ltd., and as the deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou also served as the chairman and general manager of Shanghai Wanxin Real Estate Investments Consulting Ltd. from 1994 and 1997. In recognition of his contribution to the development of real estate marketing, brokerage and circulation area in Shanghai and elsewhere in China, Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Circulation Industry” in 2005, named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission, named Brand’s “Person of the Year 2009” and one of the “Ten People in China’s Real Estate Industry” in 2009, and received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010. Mr. Zhou currently serves as the acting chairman of the Real Estate Broker Professional Committee of the China Real Estate Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University in China.

Mr. Charles Chao has served as a co-chairman of our board of directors since April 2012 and was a co-chairman of the board of our subsidiary CRIC from October 2009 to April 2012. Mr. Chao has served as SINA’s chairman of the board since August 2012 and as SINA’s director and chief executive officer since May 2006. Mr. Chao served as SINA’s president from September 2005 to February 2013 and as SINA’s chief financial officer from February 2001 to May 2006. He also served as SINA’s co-chief operating officer from July 2004 to September 2005, executive vice president from April 2002 to June 2003, and vice president, finance from September 1999 to January 2001. Prior to joining SINA, Mr. Chao served as an experienced audit manager at PricewaterhouseCoopers, LLP in San Jose, California. Mr. Chao is currently a director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on NASDAQ, and an independent director of NetDragon Websoft Inc., a company providing technology for online gaming. Mr. Chao holds a master’s degree in professional accounting from the University of Texas at Austin, a master’s degree in journalism from the University of Oklahoma and a bachelor’s degree in journalism from Fudan University in China.

Mr. Neil Nanpeng Shen has served as our director since January 2005 and has been determined by our board of directors to be an independent director since March 2012. Mr. Shen was also a director of our subsidiary CRIC from 2009 to April 2012. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China, and Ctrip.com International, Ltd., or Ctrip, the largest travel consolidator in China, both listed on NASDAQ. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of Peak Sport Products Co., a sportswear company listed on the Hong Kong Stock Exchange, chairman of Mecox Lane Limited, an operator of online platform for apparel and accessories listed on NASDAQ, a director of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ, and a director of Qihoo 360 Technology Co. Ltd., an internet company listed on the NYSE. Mr. Shen is also an independent director of Focus Media Holding Limited, an out-of-home media and advertising network company listed on NASDAQ, and serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.

Mr. Bing Xiang has served as our independent director since August 2007. Mr. Xiang is a Professor of accounting and Dean at the Cheung Kong Graduate School of Business. Prior to that, Mr. Xiang was a professor and founding director of EMBA and Executive Education programs at the Guanghua School of Management, Peking University. He also taught at the Hong Kong University of Science and Technology, Chinese University of Hong Kong and China-Europe International Business School. Mr. Xiang is an independent director of Perfect World Co., Ltd., an online game developer and operator listed on NASDAQ, and HC International, Inc., Dan Form Holdings Co., Ltd., Enerchina Holdings Ltd., Sinolink Worldwide Holdings Ltd., China Dongxiang (Group) Co., Ltd., Longfor Properties Co., Ltd. and Peak Sport Products Co., Limited, all listed on Hong Kong Stock Exchange, and Shaanxi Qinchuan Machinery Development Co., Ltd. and Yunnan Baiyao Group Co., Ltd., both listed on Shenzhen Stock Exchange. Mr. Xiang holds a bachelor’s degree from the Xi’an University of Transportation in China and a Ph.D. degree in accounting from the University of Alberta.

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

Mr. Yunchang Gu has served as our independent director since August 2008. Mr. Gu is currently vice president of the China Real Estate Research Association. He served as vice president and secretary general of the China Real Estate Association from 1998 to 2006. From 1988 to 1998, he was deputy director of the Center of Policy Research of the PRC Ministry of Construction. Mr. Gu currently serves as an independent director of Sino-Ocean Land Holdings Ltd., listed on the Hong Kong Stock Exchange, an independent director of CIFI Holdings (Group) Co. Ltd., listed on the Hong Kong Stock Exchange, and an independent director of COFCO Property (Group) Co., Ltd., listed on Shenzhen Stock Exchange. Mr. Gu received his bachelor’s degree in urban planning from Shanghai Tongji University in China.

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

Mr. Canhao Huang has served as our director since April 2006. Mr. Huang was our head of operations from September 2007 to December 2009. He served as a vice president from 2000 to September 2007. Prior to that, Mr. Huang was a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000. Mr. Huang received a bachelor’s degree from Shanghai University in China.

Mr. Li-Lan Cheng has served as our chief operating officer since April 2012 and was our chief financial officer from November 2006 to April 2012. Prior to joining us, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE, Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ and 51job, Inc., a human resource service provider listed on NASDAQ. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

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

Mr. Zuyu Ding has served as our co-president since April 2012. He served as a director of our subsidiary CRIC from March 2011 to April 2012, president of CRIC from September 2011 to April 2012, and a co-president of CRIC from September 2009 to September 2011. Mr. Ding was our technology director from 2001 to January 2008. From 2001 to 2005, he served as the vice president of Shanghai Real Estate Sales (Group) Co., Ltd. Prior to that, from 1997 to 2000, he was the manager of the research and development department of Shanghai Real Estate Exchange Co., Ltd. Mr. Ding currently also serves as vice principal of the E-House Research and Training Institute, an executive director of the China Real Estate Research Association, secretary-general of the Real Estate Broker Professional Committee Intermediary Committee of China Real Estate Association, an advisor on the real estate market for the Ministry of Housing and Urban-Rural Development, an independent director of Shanghai Chengtou Holding Co., Ltd., a company listed on Shanghai Stock Exchange, and an independent director of Sanxiang Co., Ltd., a company listed on Shenzhen Stock Exchange. Mr. Ding was among the few who were first named “Shanghai Outstanding Young Merchant” in 2012, and was named one of the “Top Ten Shanghai Young Merchants for 2011-2012” in 2013.  Mr. Ding received a bachelor’s degree from Shanghai East China Normal University in China and an MBA from Macau University of Science & Technology.

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

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2012, we paid an aggregate of approximately RMB9.5 million ($1.5 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors.

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

Our subsidiary, CRIC, adopted a share incentive plan, or the CRIC Plan, on September 9, 2008. Prior to the completion of our merger with CRIC in April 2012, CRIC granted options to purchase ordinary shares of CRIC and restricted shares to certain CRIC directors, executive officers and employees as well as some of our directors and officers who had made contributions to CRIC. As of the Effective Time of our merger with CRIC, the CRIC Plan was terminated, and we assumed each CRIC option that was outstanding as of the Effective Time, whether vested or unvested, and converted each CRIC option into E-House option pursuant to the formula set forth in the merger agreement. See “Item 4. Information on the Company—A. History and Development of the Company” for a description of the merger. At the Effective Time, we assumed the CRIC options and restricted shares and converted them into options to purchase an aggregate of 15,107,745 ordinary shares of our company and 77,875 restricted shares of our company. The terms of these E-House options and restricted shares are similar to those granted by CRIC under the CRIC Plan.

As of March 31, 2013, the aggregate number of ordinary shares underlying outstanding options was 17,754,064 and the aggregate number of outstanding restricted shares granted was 1,569,677. The following table summarizes, as of March 31, 2013, the options and restricted shares granted to our executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Underlying Options/Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Xin Zhou	1,112,500		3.38	January 1, 2009	December 31, 2018
	445,000		0.74	April 23, 2009	April 22, 2015
	100,000	*	N/A	November 24, 2010	N/A
	133,500		5.34	March 10, 2011	March 9, 2021
	2,492,000		4.22	October 10, 2011	October 9, 2021
	200,000		5.31	October 10, 2011	October 9, 2021
	100,000	*	N/A	December 1, 2012	N/A
Charles Chao	445,000		5.34	September 24, 2009	September 23, 2019
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
Neil Nanpeng Shen	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	35,600		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	22,250		5.34	March 10, 2011	March 9, 2021
	26,700		4.22	October 10, 2011	October 9, 2021
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
Bing Xiang	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
Hongchao Zhu	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
Jeffrey Zhijie Zeng	40,000		5.37	August 3, 2008	August 2, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
Yunchang Gu	40,000		5.37	August 3, 2008	August 2, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
Fan Bao	53,400		5.34	September 24, 2009	September 23, 2019
	31,150		5.34	March 10, 2011	March 9, 2021
	35,600		4.22	October 10, 2011	October 9, 2021
	20,000	*	N/A	December 1, 2012	N/A
Canhao Huang	40,000		5.37	April 15, 2008	April 14, 2018
	22,250		3.38	January 1, 2009	December 31, 2018
	44,500		5.34	September 24, 2009	September 23, 2019
	50,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
Li-Lan Cheng	436,364	(1)	3.30	November 28, 2006	N/A
	40,000		5.37	April 15, 2008	April 14, 2018
	77,875	(1)	N/A	July 30, 2009	N/A
	80,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
	60,000	*	N/A	December 1, 2012	N/A
Bin Laurence	267,000		5.34	July 30, 2009	July 29, 2019
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	60,000	*	N/A	December 1, 2012	N/A
Jianjun Zang	40,000		5.37	April 15, 2008	April 14, 2018
	22,250		3.38	January 1, 2009	December 31, 2018
	44,500		5.34	September 24, 2009	September 23, 2019
	80,000	*	N/A	December 21, 2009	N/A
	80,000	*	N/A	November 24, 2010	N/A
	200,000		5.31	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
Zuyu Ding	100,000		5.37	July 17, 2007	July 16, 2017
	40,000		5.37	April 15, 2008	April 14, 2018
	814,350		3.38	January 1, 2009	December 31, 2018
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
Other individuals as a group	12,576,470	(2)(3)**	0.72 to 5.50	March 9, 2007 to	April 22, 2015 or N/A
				December 1, 2012

*                 These represent restricted shares.

**          These include options and restricted shares.

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

(3)         As of March 31, 2013, options and restricted shares representing an aggregate of 935,525 ordinary shares previously granted to various individuals had been cancelled.

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

In 2012, our board of directors held meetings or passed unanimous written resolution in lieu of meeting nine times.

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

In 2012, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting six times.

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

In 2012, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting twice.

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

In 2012, our nominating and corporate governance committee passed unanimous written resolutions in lieu of meeting once.

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

D.                                    Employees

We had 11,351, 15,785 and 15,088 employees as of December 31, 2010, 2011 and 2012, respectively. The table sets forth the number of employees by area of business as of December 31, 2012:

	Number of Employees	Percentage of Employees
Corporate Offices	2,798	18.54%
Research Department	4,312	28.58%
Sales Staff	7,978	52.88%
Total	15,088	100%

We consider our relations with our employees to be good.

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2013, we had 134,485,044 ordinary shares outstanding, 1,506,744 of which have been issued to our depositary and reserved for future grants under our share incentive plan and are therefore not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:(1)
Xin Zhou (2)(†)	42,842,723	31.6
Charles Chao	*	*
Neil Nanpeng Shen (3)	5,693,087	4.3
Bing Xiang	*	*
Hongchao Zhu	*	*
Jeffrey Zhijie Zeng	*	*
Yunchang Gu	*	*
Fan Bao	*	*
Canhao Huang (†)	*	*
Li-Lan Cheng (†)	*	*
Bin Laurence (†)	*	*
Jianjun Zang (4)(†)	3,113,516	2.3
Zuyu Ding (5)(†)	1,381,286	1.0
All Directors and Executive Officers as a Group (†)	51,996,464	37.6

Principal Shareholders:
SINA Corporation (6)	29,333,740	22.1
Kanrich Holdings Limited (7)	17,790,125	13.4
Orbis Investment Management (B.V.I.) Limited and affiliates (8)	17,245,883	13.0
On Chance Inc. (9)(†)	12,464,800	9.4
Jun Heng Investment Limited (10)(†)	9,977,300	7.5
Platinum Investment Management Limited (11)	6,160,556	4.6

*                             Less than 1% of our total outstanding shares.

†                             Each of these directors and executive officers is a beneficial owner of our shares through On Chance Inc., or On Chance, Jun Heng Investment Limited, or Jun Heng, and/or Kanrich Holdings Limited, or Kanrich, as the case may be. On Chance is also a shareholder of Jun Heng.

(1)                     Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is 17/F, East Tower, No. 333 North Chengdu Road, Shanghai, PRC 200041, People’s Republic of China.

(2)                     Includes (i) 66,666 ordinary shares that Mr. Zhou personally held, (ii) 2,543,832 ordinary shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days after March 31, 2013, (iii) 12,464,800 shares beneficially owned by On Chance, (iv) 9,977,300 shares beneficially owned by Jun Heng, and (v) 17,790,125 ordinary shares held by Kanrich. Each of On Chance, Jun Heng and Kanrich is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. Mr. Zhou disclaims beneficial ownership of the ordinary shares owned by On Chance, Jun Heng and Kanrich except to the extent of his pecuniary interest therein. A total of 37,437,625 ordinary shares held by Kanrich, On Chance and Jun Heng are subject to a share charge for the benefit of a third-party lender, which has entered into a margin loan facility agreement and related share and account charge with Kanrich to provide financing for Kanrich’s purchase of certain ordinary shares from us.

(3)                     Includes 3,750,000 ordinary shares directly held by Smart Create Group Limited, a British Virgin Islands company that is controlled by Mr. Shen, 1,800,423 ordinary shares directly held by Smart Master International Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, 16,666 ordinary shares that Mr. Shen personally held, and 125,998 ordinary shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after March 31, 2013.

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

(4)                     Represents 2,717,817 ordinary shares held by Jun Heng that is approximately 27.24% owned by Mr. Zang, 88,951 ordinary shares held by Kanrich that is 0.5% owned by Mr. Zang, 133,332 ordinary shares held by Mr. Zang personally and 173,416 ordinary shares issuable upon exercise of options held by Mr. Zang within 60 days from March 31, 2013.

(5)                     Represents 299,319 ordinary shares held by Jun Heng that is approximately 3% owned by Mr. Ding, 88,951 ordinary shares held by Kanrich that is 0.5% owned by Mr. Ding and 993,016 ordinary shares issuable upon exercise of options held by Mr. Ding within 60 days from March 31, 2013.

(6)                     Includes 28,600,000 ordinary shares and 733,740 ADSs. SINA Corporation is a company incorporated in Cayman Islands, and its business address is Room 1802, United Plaza, 1468 Nan Jing Road West, Shanghai 200040, People’s Republic of China.

(7)                     Kanrich is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered office of Kanrich is Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands.

(8)                     Based on Schedule 13G/A filed by Orbis Investment Management (B.V.I.) Limited, Orbis Investment Management Limited and Orbis Asset Management Limited on February 14, 2013. Orbis Investment Management (B.V.I.) Limited is a company organized under the laws of the British Virgin Islands. Orbis Investment Management Limited and Orbis Asset Management Limited are companies organized under the laws of Bermuda. The address of their principal business office is 25 Front Street Hamilton, Bermuda HM11.

(9)                     Includes 9,982,500 ordinary shares and 2,482,300 ADSs. On Chance is a company incorporated in British Virgin Islands and is 95% owned by Xin Zhou. The registered address of On Chance is Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands.

(10)              Includes 9,665,000 ordinary shares and 312,300 ADSs. Jun Heng is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(11)              Based on Schedule 13G/A filed by Platinum Investment Management Limited on February 15, 2013. Platinum Investment Management Limited is a company organized under the laws of Australia, and the address of its principal business office is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

Immediately following our initial public offering, Xin Zhou held 41.7% of our ordinary shares and as of March 31, 2013, he held 31.6% of our ordinary shares.

None of our existing shareholders has different voting rights from other shareholders. Pursuant to an Investor Rights Agreement we entered into with SINA on August 16, 2012, we agreed to provide SINA with certain registration rights in respect of our ordinary shares and ADSs owned by SINA, and right to designate one director to our board of directors, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Investor Rights Agreement with SINA.”

To our knowledge, to fund part of the purchase price for the share issuance closed on March 22, 2013, Kanrich and Prominent Asset Investment Limited entered into a margin loan facility agreement on March 22, 2013, pursuant to which Kanrich obtained a two-year term loan from Prominent Asset Investment Limited in the principal amount of $44.0 million. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Management and Affiliates—Share Issuance to Management.” In connection with the margin loan, Kanrich, Jun Heng and On Chance charged in favor of Prominent Asset Investment Limited all their present and future rights, title and interest in and to the 17,790,125 ordinary shares, 9,665,000 ordinary shares and 9,982,500 ordinary shares held by them, respectively, and all their present and future rights, title and interest in respect of or represented by each relevant securities account each of them maintains with the custodian of Prominent Asset Investment Limited, as the continuing security for the due and punctual performance and discharge of all the obligations under the margin loan facility agreement and other documents relating to the margin loan. Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of March 31, 2013, 61,866,418 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 1,506,744 of the 61,866,418 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Merger with CRIC

Please refer to “Item 4. Information on the Company—A. History and Development of the Company.”

Shortly prior to the initial public offering of CRIC in October 2009, we entered into a series of agreements with CRIC with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement, an onshore cooperation agreement and a consulting and services agreement. These agreements were terminated by mutual consent following the completion of our merger with CRIC in April 2012.

Investor Rights Agreement with SINA

On August 16, 2012, we entered into an Investor Rights Agreement with SINA, which had been the largest holder of our ordinary shares since the completion of our merger with CRIC in April 2012. Pursuant to the agreement, we agreed to provide SINA with certain registration rights in respect of our ordinary shares and ADSs owned by SINA, subject to certain limitations, and entitled SINA to designate one director to our board of directors so long as SINA remains the beneficial owner of at least 10% of the outstanding shares of us.

Registration Rights

Following the date of the Investor Rights Agreement, SINA may request us to file a registration statement with the SEC covering all or part of the ordinary shares or ADSs held by SINA. SINA is entitled to demand up to three such registrations provided that we are not required to prepare and file (i) more than one demand registration statement in any twelve-month period or (ii) any demand registration statement within 180 days of the date of effectiveness of any other registration statement filed by us pursuant to the Investor Rights Agreement.

If, at any time, we propose to file a registration statement for an offering of our ordinary shares or ADSs, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, we must offer SINA an opportunity to include in the registration all or any part of the ordinary shares or ADSs held by SINA, subject only to certain prescribed limitations provided in the Investor Rights Agreement.

We are entitled to two blackout periods, aggregating to no more than 120 days in any 12-month period, during which we can defer the filing or effectiveness of a registration statement, if in the good faith judgment of our board of directors, we would be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving us.

Board Representation

The Investor Rights Agreement provides that SINA will have the right, following consultation with us, to designate one director for nomination for election to our board of directors and SINA retains this right until the first date on which SINA is no longer a beneficial owner of at least 10% of the total outstanding shares of us. As of and after such time as SINA is no longer a beneficial owner of at least 10% of the total outstanding shares of us, we have the right to remove or procure the removal of, and SINA must render all necessary assistance for the purpose of removal of, the director who was designated by SINA, from our board of directors.

Transactions with Management and Affiliates

Share Issuance to Management

We entered into a share purchase agreement with Kanrich, an entity jointly established by Mr. Xin Zhou, our co-chairman and chief executive officer, and certain other management members and controlled by Mr. Xin Zhou, on December 27, 2012, and an amendment to the share purchase agreement on March 22, 2013. Pursuant to the share purchase agreement and the amendment, we issued to Kanrich 17,790,125 ordinary shares at a purchase price of approximately $62.6 million at a closing that occurred on March 22, 2013. The shares issued to Kanrich are subject to a 12-month lock-up restriction. This lock-up restriction does not apply to the creation or enforcement of the share charge created by Kanrich for the benefit of Prominent Asset Investment Limited, a third-party lender, which entered into a margin loan facility agreement and related share and account charge with Kanrich to provide financing for the purchase of the 17,790,125 ordinary shares from us.  We have agreed to register part or all of the shares subject to the share charge on a shelf registration statement at the expense of Kanrich under certain conditions and upon occurrence of certain circumstances, if ever.

Other Transactions with Management

As of December 31, 2012, we had a payable balance of $0.3 million to one member of our management. The amount represents consideration paid by the member of management for unvested restricted shares. See also “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

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

Transactions with Affiliates

Transactions with Shanghai Yueshun Real Estate Development Co., Ltd. Shanghai Yueshun Real Estate Development Co., Ltd. is an entity partially owned by Mr. Xin Zhou. As of December 31, 2010, 2011 and 2012, we had a receivable balance of $0.2 million, $0.3 million and $0.3 million, respectively, from Shanghai Yueshun Real Estate Development Co., Ltd., representing rental cost paid on behalf of this entity. As of December 31, 2010, we had a payable balance of $6,077 to Shanghai Yueshun Real Estate Development Co., Ltd., representing rental cost received on behalf of the entity. We provided real estate brokerage service to the entity with a total amount of $7,139 in 2010, and we did not provide services to the entity in 2011 or 2012.

Transactions with Shanghai Jinyue Real Estate Development Co., Ltd. Mr. Xin Zhou is a director of Shanghai Jinyue Real Estate Development Co., Ltd. As of December 31, 2010, 2011 and 2012, we had a payable balance of $0.4 million, $0.4 million and $0.4 million, respectively, to Shanghai Jinyue Real Estate Development Co., Ltd., representing the rental expenses paid by Shanghai Jinyue Real Estate Development Co., Ltd. on behalf of us.

Transactions with Beijing China Real Estate Research Association Technology Ltd. Beijing China Real Estate Research Association Technology Ltd. is a joint venture formed by us with China Real Estate Research Association and China Real Estate Association. In 2011 and 2012, we purchased services from Beijing China Real Estate Research Association Technology Ltd. for an amount of $0.8 million and $0.5 million, respectively. Our payable balance due to Beijing China Real Estate Research Association Technology Ltd. for these services was $0.7 million and $1.1 million as of December 31, 2011 and 2012, respectively. Moreover, in 2011 and 2012, we provided promotional event services to the entity and generated revenues of $0.3 million and $52,120, respectively, for these services.  Additionally, as of December 31, 2012, we had a receivable balance of $46,067 from Beijing China Real Estate Research Association Technology Ltd., representing cost paid on behalf of this entity.

Transactions with SINA. As of December 31, 2012, we had a payable balance of $2.5 million to SINA, representing online advertising agency fee payable to SINA and the total cost recognized for the advertising agency fee purchased from SINA in 2012 was $5.1 million. Mr. Charles Chao, SINA’s director and chief executive Officer, has served as a co-chairman of our board of directors since April 2012 and SINA became our related party since then. We also provided online services to SINA, and $1,855 revenues was generated the services provided to SINA in 2012.

Transactions with Shanghai Shangyou Property Management Co., Ltd. Mr. Xin Zhou was the legal representative of Shanghai Shangyou Property Management Co., Ltd., or Shangyou, before July 2012. As of December 31, 2012, Shangyou was not affiliated to us. Prior to our acquisition of Firmway Assets Limited, Yike Network Technology (Shanghai) Co., Ltd., a wholly-owned subsidiary of Firmway Assets Limited, paid certain deposits on behalf of Shangyou. As of December 31, 2011, the balance due from Shangyou was $1.2 million. The deposit was collected from Shangyou during 2012. As of December 31, 2011, we also had a payable balance of $0.2 million to Shangyou, representing a rental prepayment by Shangyou. This amount was still outstanding, but Shangyou was no longer a related party to us, as of December 31, 2012.

Transactions with the Fund. As of December 31, 2010, we had a payable balance of $4.0 million to the Fund, an entity partially owned by two of our directors, Mr. Xin Zhou and Mr. Neil Nanpeng Shen, representing the amount received for the proceeds of the disposal of an investment project on behalf of the Fund. This amount was paid in January 2011.

All of the receivable balances and payable balances stated above were unsecured, interest free and had no fixed repayment term.

Real Estate Investment Fund Management

In January 2008, we formed E-House China Real Estate Investment Fund I, L.P., or the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner and receives annual management fees and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, our co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director, invested a total of $28.0 million in the Fund. They are also among the non-controlling shareholders of the general partner. We have no investment in the Fund. See “Item 4. Information on the Company—B. Business Overview—Our Services—Other Services—Real Estate Investment Fund Management.” We earned $1.0 million, $0.3 million and $0.2 million in management fees from the Fund in 2010, 2011 and 2012, respectively, which were fully collected in the year when such management fees were earned.  In March 2011, we acquired Firmway Assets Limited from the Fund for $12.0 million.

In January 2010, we formed E-House Shengyuan Equity Investment Center, or Shengyuan Center, which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. We had an investment commitment of RMB65.0 million ($10.3 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB40.0 million ($6.4 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. We earned $1.3 million, $1.5 million and $1.6 million in management fees from the Center in 2010, 2011 and 2012, respectively, which were fully collected in the year when such management fees were earned.

In April 2010, we formed E-House Shengquan Equity Investment Center, or Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner will receive annual management fee and carried interest. We are entitled to carried interest from Shengquan Center in the event that the investors in Shengquan Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB9.0 million ($1.4 million) to Shengquan Center, half of which was paid in May 2010 and the other half was paid in July 2011. We earned $0.4 million, $0.6 million and $0.6 million in management fees from Shengquan Center in 2010, 2011 and 2012, respectively, which were fully collected in the year when such management fees were earned. We have no investment in Shengquan Center.

In May 2012, we formed a limited partnership, Wuling Center, in Shanghai, for the purpose of making equity investments in suitable industries. Our 51% owned subsidiary, Shanghai Yidezhen Equity Investment Center, acts as Wuling Center’s general partner. The general partner will receive annual management fees and carried interest. We are entitled to carried interest from Wuling Center in the event that the investors in Wuling Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We committed to invest RMB60.0 million ($9.6 million) in Wuling Center, of which RMB15.0 million ($2.4 million) was paid in November 2012, and RMB3.0 million ($0.5 million) was paid in January 2013. An entity controlled by Mr. Xin Zhou, our co-chairman and chief executive officer, committed to invest RMB45 million ($7.2 million) in Wuling Center, of which RMB13.5 million ($2.2 million) was paid in January 2013.

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

In October 2012, the shareholders of Tian Zhuo transferred all of their equity interests in Tian Zhuo to Shanghai Lerong Information Technology Co., Ltd., a subsidiary of Beijing Leju, so that Tian Zhuo became an indirect wholly owned subsidiary of Beijing Leju, and the previous contractual arrangement among Shanghai CRIC, Tian Zhuo and its shareholders was terminated accordingly. In connection with the transfer of equity interest, Mr. Xin Zhou assigned the loans in an aggregate amount of RMB89.0 million ($14.3 million) that he previously extended to Tian Zhou for various business purposes to Shanghai CRIC to satisfy his own payment obligations to Shanghai CRIC in the same amount under the three loan agreements he entered into with Shanghai CRIC on April 1, 2008, September 8, 2008 and July 20, 2009, respectively.

Contractual Agreements with Beijing Leju

Beijing Leju is 80% owned by Xudong Zhu and 20% owned by Zuyu Ding. Our wholly-owned indirect subsidiary, Shanghai SINA Leju, has entered into agreements with Beijing Leju and its shareholders, which provide Shanghai SINA Leju with the substantial ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. We operate our real estate online business through these contractual arrangements with Beijing Leju and its shareholders. Under PRC law, each of Shanghai SINA Leju and Beijing Leju is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai SINA Leju and Beijing Leju, Beijing Leju does not transfer any other funds generated from its operations to Shanghai SINA Leju.

Agreements that will Provide Effective Control over Beijing Leju

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai SINA Leju, Beijing Leju, Xudong Zhu and Zuyu Ding, dated September 10, 2011, each of Xudong Zhu and Zuyu Ding granted an irrevocable and unconditional option to Shanghai SINA Leju, that entitles Shanghai SINA Leju or its designated entity or individual to acquire all or part of the equity interests held by him in Beijing Leju at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Beijing Leju will be equal to the registered capital of Beijing Leju, and if there is any limitation imposed by PRC law that requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Beijing Leju irrevocably and unconditionally granted Shanghai SINA Leju an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Beijing Leju. The exercise price for purchasing the assets of Beijing Leju will be equal to their respective book values unless otherwise required by the PRC law. The call option may be exercised by Shanghai SINA Leju or any third party designated by Shanghai SINA Leju. This agreement will terminate after all the equity interest in and the assets of Beijing Leju are lawfully transferred to Shanghai SINA Leju and/or any other entity or individual designated by Shanghai SINA Leju.

Loan Agreement. Under the loan agreement among Shanghai SINA Leju, Xudong Zhu and Zuyu Ding, dated September 10, 2011, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million ($1.3 million) to Xudong Zhu and RMB2.0 million ($0.3 million) to Zuyu Ding, respectively, solely for their purchase of equity interests in Beijing Leju. The loan will be due upon the earlier of September 9, 2031 or the expiration of the term of business of either Shanghai SINA Leju or Beijing Leju.

Shareholder Voting Rights Proxy Agreement. Under the shareholder voting rights proxy agreement among Shanghai SINA Leju, Beijing Leju, Xudong Zhu and Zuyu Ding, dated September 10, 2011, each of Xudong Zhu and Zuyu Ding will irrevocably grant any person designated by Shanghai SINA Leju the power to exercise all voting rights which he will be entitled to as shareholder of Beijing Leju at that time. The agreement will expire on September 9, 2031, 20 years from the date of execution. The term of the agreement can be automatically extended for one year upon expiration of the initial term or the extension thereof, if Shanghai SINA Leju gives a written notice requesting extension.

Power of Attorney. Under each of the powers of attorneys signed by Xudong Zhu and Zuyu Ding, respectively, on September 10, 2011, each of Xudong Zhu and Zuyu Ding irrevocably granted Xin Zhou, a person designated by Shanghai SINA Leju, the power to exercise all voting rights which he is entitled to as a shareholder of Beijing Leju. Each of the powers of attorneys will be valid until the expiration or the early termination of the shareholder voting right proxy agreement among Shanghai SINA Leju, Beijing Leju, Xudong Zhu and Zuyu Ding, dated September 10, 2011, unless Shanghai SINA Leju designates another person to replace Xin Zhou.

Equity Pledge Agreement. Under the equity pledge agreement among Shanghai SINA Leju, Beijing Leju, Xudong Zhu and Zuyu Ding, dated September 10, 2011, all of the equity interest in Beijing Leju was pledged to Shanghai SINA Leju to guarantee the performance of the obligations of Beijing Leju, Xudong Zhu and Zuyu Ding under the exclusive call option agreement, the loan agreement, the shareholder voting rights proxy agreement and the exclusive technical support agreement. If Xudong Zhu, Zuyu Ding or Beijing Leju breach their respective contractual obligations, Shanghai SINA Leju, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Xudong Zhu and Zuyu Ding shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Beijing Leju without the prior written consent of Shanghai SINA Leju. The equity pledge right enjoyed by Shanghai SINA Leju will expire when Xudong Zhu, Zuyu Ding and Beijing Leju have fully performed their respective obligations under the above agreements.

Agreement that Transfers Economic Benefits of Beijing Leju to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai SINA Leju and Beijing Leju dated as of May 8, 2008, Shanghai SINA Leju provides Beijing Leju with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai SINA Leju, Beijing Leju may not engage any third party to provide the services offered by Shanghai SINA Leju under this agreement. Beijing Leju shall pay service fees to Shanghai SINA Leju for the technology services provided based on the number of working hours of Shanghai SINA Leju’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 per hour per person. The term of this exclusive technical support agreement will expire upon dissolution of Beijing Leju.

Contractual Agreements with Shanghai Yi Xin

Our wholly owned subsidiary, Evercrest Holdings Limited, through its indirect wholly-owned subsidiary in Hong Kong, established a wholly-owned subsidiary in China, Shanghai Yi Yue. Shanghai Yi Yue operates real estate e-commerce business through its contractual arrangements with Shanghai Yi Xin and its shareholders.

In December 2011, Zuyu Ding and Weijie Ma became the shareholders of Shanghai Yi Xin, through initial contribution to its registered capital. Shanghai Yi Xin is 70% owned by Zuyu Ding and 30% owned by Weijie Ma. Shanghai Yi Yue has entered into agreements with Shanghai Yi Xin and its shareholders, which provide Shanghai Yi Yue with the substantial ability to control Shanghai Yi Xin and make it a primary beneficiary of Shanghai Yi Xin. Under PRC law, each of Shanghai Yi Yue and Shanghai Yi Xin is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Yi Yue and Shanghai Yi Xin, Shanghai Yi Xin does not transfer any other funds generated from its operations to Shanghai Yi Yue.

Agreements that will Provide Effective Control over Shanghai Yi Xin

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai Yi Yue, Shanghai Yi Xin, Zuyu Ding and Weijie Ma, dated December 5, 2011, each of Zuyu Ding and Weijie Ma granted an irrevocable and unconditional option to Shanghai Yi Yue, that entitles Shanghai Yi Yue or its designated entity or individual to acquire all or part of the equity interests held by him in Shanghai Yi Xin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Shanghai Yi Xin will be equal to the registered capital of Shanghai Yi Xin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Shanghai Yi Xin irrevocably and unconditionally granted Shanghai Yi Yue an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Shanghai Yi Xin. The exercise price for purchasing the assets of Shanghai Yi Xin will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Shanghai Yi Yue or any third party designated by Shanghai Yi Yue. This agreement will terminate after all the equity interest in and the assets of Shanghai Yi Xin are lawfully transferred to Shanghai Yi Yue and/or any other entity or individual designated by Shanghai Yi Yue.

Loan Agreement. Under the loan agreement among Shanghai Yi Yue, Zuyu Ding and Weijie Ma dated September 20, 2011, Shanghai Yi Yue granted an interest-free loan of RMB10.5 million ($1.7 million) to Zuyu Ding and RMB4.5 million ($0.7 million) to Weijie Ma, respectively, solely for their purchase of equity interests in Shanghai Yi Xin. The loan will be due upon the earlier of September 20, 2031 or the expiration of the term of business of either Shanghai Yi Yue or Shanghai Yi Xin.

Shareholder Voting Right Proxy Agreement. Under the shareholder voting right proxy agreement among Shanghai Yi Yue, Shanghai Yi Xin, Zuyu Ding and Weijie Ma, dated December 5, 2011, each of Zuyu Ding and Weijie Ma will irrevocably grant any person designated by Shanghai Yi Yue the power to exercise all voting rights which he will be entitled to as shareholder of Shanghai Yi Xin at that time. The agreement will expire on December 4, 2031, 20 years from the date of execution. The term of the agreement can be automatically extended for one year upon expiration of the initial term or the extension thereof, if Shanghai Yi Yue gives a written notice requesting extension.

Power of Attorney. Under each of the powers of attorneys signed by Zuyu Ding and Weijie Ma, respectively, on December 5, 2011, each of Zuyu Ding and Weijie Ma irrevocably granted Xin Zhou, a person designated by Shanghai Yi Yue, the power to exercise all voting rights he is entitled to as a shareholder of Shanghai Yi Xin. Each of the powers of attorneys will be valid until the expiration or the early termination of the shareholder voting right proxy agreement among Shanghai Yi Yue, Shanghai Yi Xin, Zuyu Ding and Weijie Ma, dated December 5, 2011, unless Shanghai Yi Yue designates another person to replace Xin Zhou.

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

Agreement that Transfers Economic Benefits of Shanghai Yi Xin to Us

Exclusive Technical Support Agreement.  Pursuant to an exclusive technical support agreement between Shanghai Yi Yue and Shanghai Yi Xin dated December 5, 2011, Shanghai Yi Yue provides Shanghai Yi Xin with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Yi Yue, Shanghai Yi Xin may not engage any third party to provide the services offered by Shanghai Yi Yue under this agreement. Shanghai Yi Xin shall pay service fees to Shanghai Yi Yue for the technology services provided based on the number of working hours of Shanghai Yi Yue’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 per hour per person. The fee for technical support is at the rate of RMB20,000 per month; the fee for technical training is at the rate of RMB10,000 per month; and the fee for technical consulting is at the rate of RMB20,000 per month.  The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Yi Xin.

Contractual Agreements with Beijing Jiajujiu

In April 2012, Zuyu Ding and Weijie Ma became the shareholders of Beijing Jiajujiu, through initial contribution to its registered capital. Beijing Jiajujiu is 70% owned by Zuyu Ding and 30% owned by Weijie Ma. Beijing Maiteng has entered into agreements with Beijing Jiajujiu and its shareholders, which provide Beijing Maiteng with the substantial ability to control Beijing Jiajujiu and make it a primary beneficiary of Beijing Jiajujiu. We operate our online home furnishing websites through these contractual arrangements with Beijing Jiajujiu and its shareholders. Under PRC law, each of Beijing Maiteng and Beijing Jiajujiu is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Beijing Maiteng and Beijing Jiajujiu, Beijing Jiajujiu does not transfer any other funds generated from its operations to Beijing Maiteng.

Agreements that will Provide Effective Control over Beijing Jiajujiu

Exclusive Call Option Agreement. Under the exclusive call option agreement among Beijing Maiteng, Beijing Jiajujiu, Zuyu Ding and Weijie Ma, dated April 1, 2012, each of Zuyu Ding and Weijie Ma granted an irrevocable and unconditional option to Beijing Maiteng, that entitles Beijing Maiteng or its designated entity or individual to acquire all or part of the equity interests held by him in Beijing Jiajujiu at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Beijing Jiajujiu will be equal to the registered capital of Beijing Jiajujiu, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Beijing Jiajujiu irrevocably and unconditionally granted Beijing Maiteng an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Beijing Jiajujiu. The exercise price for purchasing the assets of Beijing Jiajujiu will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Beijing Maiteng or any third party designated by Beijing Maiteng. This agreement will terminate after all the equity interest in and the assets of Beijing Jiajujiu are lawfully transferred to Beijing Maiteng and/or any other entity or individual designated by Beijing Maiteng.

Loan Agreement. Under the loan agreement among Beijing Maiteng, Zuyu Ding and Weijie Ma dated February 1, 2012, Beijing Maiteng granted an interest-free loan of RMB10.5 million ($1.7 million) to Zuyu Ding and RMB4.5 million ($0.7 million) to Weijie Ma, respectively, solely for their purchase of equity interests in Beijing Jiajujiu. The loan will be due upon the earlier of February 1, 2032 or the expiration of the term of business of either Beijing Maiteng or Beijing Jiajujiu.

Shareholder Voting Right Proxy Agreement. Under the shareholder voting right proxy agreement among Beijing Maiteng, Beijing Jiajujiu, Zuyu Ding and Weijie Ma, dated April 1, 2012, each of Zuyu Ding and Weijie Ma will irrevocably grant any person designated by Beijing Maiteng the power to exercise all voting rights which he will be entitled to as shareholder of Beijing Jiajujiu at that time. The agreement will expire on March 31, 2032, 20 years from the date of execution. The term of the agreement can be automatically extended for one year upon expiration of the initial term or the extension thereof, if Beijing Maiteng gives a written notice requesting extension.

Power of Attorney. Under each of the powers of attorneys signed by Zuyu Ding and Weijie Ma, respectively, on April 1, 2012, each of Zuyu Ding and Weijie Ma irrevocably granted Xin Zhou, a person designated by Beijing Maiteng, the power to exercise all voting rights which he is entitled to as a shareholder of Beijing Jiajujiu. Each of the powers of attorneys will be valid until the expiration or the early termination of the shareholder voting right proxy agreement among Beijing Maiteng, Beijing Jiajujiu, Zuyu Ding and Weijie Ma, dated April 1, 2012, unless Beijing Maiteng designates another person to replace the attorney.

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

Agreement that Transfers Economic Benefits of Beijing Jiajujiu to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Beijing Maiteng and Beijing Jiajujiu dated April 1, 2012, Beijing Maiteng provides Beijing Jiajujiu with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Beijing Maiteng, Beijing Jiajujiu may not engage any third party to provide the services offered by Beijing Maiteng under this agreement. Beijing Jiajujiu shall pay service fees to Beijing Maiteng for the technology services provided based on the number of working hours of Beijing Maiteng’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 per hour per person. The fee for technical support is at the rate of RMB20,000 per month; the fee for technical training is at the rate of RMB10,000 per month; and the fee for technical consulting is at the rate of RMB20,000 per month.  The term of this exclusive technical support agreement will expire upon dissolution of Beijing Jiajujiu.

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

Dividend Policy

We paid a cash dividend of $0.25 per ordinary share, or $0.25 per ADS on May 20, 2010 to shareholders of record as of the close of business on April 9, 2010, a cash dividend of $0.25 per ordinary share, or $0.25 per ADS on April 25, 2011 to shareholders of record as of the close of business on April 6, 2011, and a cash dividend of $0.15 per ordinary share, or $0.15 per ADS on April 23, 2012 to shareholders of record as of the close of business on April 5, 2012. We have also been authorized and intend to pay a cash dividend of $0.15 per ordinary share, or $0.15 per ADS on or about May 30, 2013 to shareholders of record as of the close of business on April 10, 2013. We will determine future dividend payments based on our future results of operations, cash flow and capital requirements.

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

In 2012, the trading price of our ADSs on the NYSE ranged from $2.95 to $7.61 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Sales Price ($)
	High	Low
2008	28.09	4.00
2009	24.39	5.60
2010	21.09	13.01
2011	16.25	4.02
First quarter	16.25	10.96
Second quarter	13.26	7.43
Third quarter	9.93	5.52
Fourth quarter	8.95	4.02
2012	7.61	2.95
First quarter	6.97	4.38
Second quarter	7.61	4.78
Third quarter	5.93	3.37
Fourth quarter	4.60	2.95
October	4.60	3.91
November	4.39	3.37
December	4.44	2.95
2013
January	5.42	4.08
February	4.97	4.27
March	5.00	3.98
April (through April 16, 2013)	4.68	3.88

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange Registration of Offshore Investments by PRC Residents.”

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

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax U.S. Holders (as defined below) of an investment in the ADSs or ordinary shares. This discussion is based upon existing U.S. federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion applies only to U.S. Holders that will acquire the ADSs or ordinary shares and will hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment).  This discussion does not describe all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, or investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those described below. In addition, except to the extent expressly provided below, this discussion does not describe any non-United States, state, or local tax considerations.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  Partnerships holding ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors regarding the tax consequences of an investment in the ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as a beneficial owner of the underlying shares represented by the ADSs.  Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as generally determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets.  Passive income generally includes, among other things, dividends, interest, certain types of rents and royalties, and net gain from the sale or exchange of property producing such income.  A non-United States corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our variable interest entities will be treated as ownership of stock. Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

In light of our significant cash balances and because the value of our assets for purposes of the PFIC test is generally determined by reference to the market price of our ADSs and ordinary shares, we may have been a PFIC for the taxable year ended December 31, 2012, and may continue to be, or become, a PFIC in future taxable years unless our share value increases and/or we invest a substantial amount of the cash and other passive assets that we hold in assets that produce active income.  Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis after the close of each taxable year, no assurance may be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder holds ADSs or ordinary shares, a U.S. Holder will generally, as discussed below under “—Passive Foreign Investment Company Rules,” be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we are or become a PFIC and subsequent taxable years (“PFIC-Tainted Shares”) even if, we, in fact, cease to be a PFIC in subsequent taxable years.  Accordingly, a U.S. Holder, who acquires our ADSs during the current taxable year ended December 31, 2013 or subsequent taxable years, should consider making a “mark-to-market” election, as discussed below under “—Passive Foreign Investment Company Rules,” in the first taxable year of such holder’s holding period to avoid owning PFIC-Tainted Shares.  Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

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

Under the PFIC rules:

•                  such excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  such amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•                  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for each such year; and

•                  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds ADSs or ordinary shares and nay of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions.

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

We do not intend to provide U.S. Holders with the information necessary to permit U.S. Holders to make qualified electing fund elections, which, if applicable, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder holds ADSs or ordinary shares in any year in which a non-United States corporation is treated as a PFIC with respect to such U.S. Holder, the U.S. Holder may be required to file Internal Revenue Service Form 8621 and such other forms as may be required by the U.S. Treasury Department.  Each U.S. Holder is urged to consult its tax advisor regarding the application of the PFIC rules if E-House is or becomes a PFIC, including the possibility of making a mark-to-market election.

Dividends

Subject to the PFIC rules discussed above in “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includable in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs.  Because we do not intend to calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that any distribution paid will generally be reported as a dividend for U.S. federal income tax purposes.

A non-corporate recipient will be subject to tax on dividend income at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income applicable to “qualified dividend income,” provided that certain holding period requirements are satisfied.  A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock (or ADSs in respect of such stock is which readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefits of the United States-PRC treaty.  United States Treasury guidance indicates that ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as are our ADSs (but not our ordinary shares).  There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years.  Since we do not expect that the ordinary shares will be listed on an established securities market in the United States, it is unclear whether dividends that we pay on the ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.  Dividends received on the ADSs or ordinary shares are not expected to be eligible for the dividends received deduction allowed to corporations.  Each U.S. Holder is advised to consult with its tax advisor regarding the availability of the reduced tax rate under their particular circumstances.

Dividends will generally be treated as foreign source income for U.S. foreign tax credit purposes and generally will constitute passive category income.  A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares.  A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credits are complex.  Accordingly, each U.S. Holder is advised to consult its tax advisor regarding the availability of a foreign tax credit under their particular circumstances.

Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares.  Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and generally will be United States source gain or loss for U.S. foreign tax credit purposes.  The deductibility of a capital loss may be subject to limitations.  Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares.  Dividend payments with respect to our ADSs or common shares and proceeds from the sale or other disposition of our ADSs or common shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied).  Each U.S. Holder is advised to consult its tax advisor regarding the application of the United States information reporting and backup withholding rules to their particular circumstances.

Individuals who are U.S. Holders, and who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information.  An individual who fails to timely furnish the required information may be subject to a penalty.  Each U.S. Holder who is an individual is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

Our website is www.ehousechina.com. We make our annual reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2012, we had no outstanding borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though at times the RMB has depreciated against the U.S. dollar as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2012, we had RMB or HKD denominated cash balances of $163.2 million and U.S. dollar-denominated cash balances of $50.4 million. Assuming we had converted the U.S. dollar-denominated cash balance of $50.4 million as of December 31, 2012 into RMB at the exchange rate of $1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been RMB313.9 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB310.8 million as of December 31, 2012.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the years ended December 31, 2010, 2011 and 2012, we received approximately $0.3 million, $0.5 million and $0.4 million, respectively, from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2011	2012
Audit fees(1)	1,738,466	1,366,765
Tax fees(2)	34,067	19,068

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

At the discretion of the government of the PRC in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Ltd. has been restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Ltd. for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Ltd. with effect from January 1, 2013. Our board of directors and audit committee have approved this change in entity of the external auditors.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We announced on December 10, 2012 that we had been authorized to use up to all of the expected proceeds from the share issuance to management, in an amount of approximately $62.6 million, to repurchase our ADSs on the open market in compliance with applicable law. In December 2012, we repurchased 371,141 ADSs at an average price of $4.21 per ADS.

We announced on June 22, 2011 that Mr. Xin Zhou, our co-chairman and chief executive officer and a major beneficial owner, intended to use his personal funds to purchase up to an aggregate of $10.0 million worth of our ADSs in open market transactions within the next twelve months following the announcement. No ADSs were purchased by Mr. Xin Zhou in 2012.

We publicly announced a share repurchase plan on March 29, 2011, pursuant to which we are authorized to repurchase up to $50.0 million worth of our ADSs until March 26, 2012. The share repurchase plan expired on March 26, 2012. No shares were repurchased during 2012 under this share repurchase plan.

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

2.1

Form of Amended and Restated Deposit Agreement between E-House (China) Holding Limited and JPMorgan Chase Bank, N.A. and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.(a) to our Registration Statement on Form F-6 (file no. 333-181404) filed with the Securities and Exchange Commission on May 14, 2012)

2.2

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 99.(a) to our F-6 registration statement (file no. 333-181404) filed with the Securities and Exchange Commission on May 14, 2012)

2.3

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

2.4*	Investor Rights Agreement, dated August 16, 2012, by and among E-House (China) Holdings Limited and SINA Corporation
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

4.6

English translation of Loan Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.16 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.7

English translation of Shareholder Voting Rights Proxy Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.17 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.8*	English translation of Power of Attorney dated September 10, 2011 issued by Xudong Zhu to Xin Zhou
4.9*	English translation of Power of Attorney dated September 10, 2011 issued by Zuyu Ding to Xin Zhou

4.10

English translation of Equity Pledge Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.18 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.11

English translation of Exclusive Technical Support Agreement dated May 8, 2008 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010).

4.12

English translation of Exclusive Call Option Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.20 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.13

English translation of Loan Agreement, dated September 20, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.21 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.14

English translation of Shareholder Voting Right Proxy Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.22 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.15*	English translation of Power of Attorney dated December 5, 2011 issued by Zuyu Ding to Xin Zhou
4.16*	English translation of Power of Attorney dated December 5, 2011 issued by Weijie Ma to Xin Zhou
4.17

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

4.19

English translation of Exclusive Call Option Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma(incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.20

English translation of Loan Agreement, dated February 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Zuyu Ding and Weijie Ma(incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.21

English translation of Shareholder Voting Right Proxy Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma(incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.22*	English translation of Power of Attorney dated April 1, 2012 issued by Zuyu Ding to Xin Zhou
4.23*	English translation of Power of Attorney dated April 1, 2012 issued by Weijie Ma to Xin Zhou
4.24

English translation of Equity Pledge Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma(incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.25

English translation of Exclusive Technical Support Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd.(incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.26

Agreement and Plan of Merger, dated December 28, 2011, between E-House (China) Holdings Limited, CRIC (China) Holdings Limited and China Real Estate Information Corporation (incorporated by reference to Exhibit 2.1 from our registration statement on Form F-4 (File No. 333-179004), initially filed with the Commission on January 13, 2012).

4.27*	English translation of Equity Transfer Agreement, dated October 25, 2012, between Xin Zhou, Xudong Zhu, Shanghai Lerong Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd.
4.28*	English translation of Termination Agreement, dated October 25, 2012, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou, Xudong Zhu and Shanghai Tian Zhuo Advertising Co., Ltd.
4.29*	English translation of Debt Restructuring Agreement, dated October 25, 2012, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou, Xudong Zhu and Shanghai Tian Zhuo Advertising Co., Ltd.
4.30*	Share Purchase Agreement, dated December 27, 2012, between E-House (China) Holdings Limited and Kanrich Holdings Limited
4.31*	Amendment to Share Purchase Agreement, dated March 22, 2013, between E-House (China) Holdings Limited and Kanrich Holdings Limited
8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-144451), as amended, initially filed with the Commission on July 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Fangda Partners
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

E-HOUSE (CHINA) HOLDINGS LIMITED

By:	/s/ Xin Zhou

Name:	Xin Zhou

Title:	Co-Chairman of the Board of Directors and Chief Executive Officer

Date: April 17, 2013

E-HOUSE (CHINA) HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the internal control over financial reporting of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated April 17, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2013

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2011	2012
	$	$
ASSETS
Current assets:
Cash and cash equivalents	392,005,353	210,841,368
Restricted cash	2,581,801	2,748,976
Marketable securities	7,982,470	3,685,012
Customer deposits, net of allowance for doubtful accounts of $646,334 and $584,280 at December 31, 2011 and 2012, respectively	56,167,994	92,624,149
Accounts receivable, net of allowance for doubtful accounts of $14,164,988 and $35,953,537 at December 31, 2011 and 2012, respectively	244,080,865	304,600,710
Properties held for sale	1,287,157	611,892
Deferred tax assets	22,077,959	41,212,042
Prepaid expenses and other current assets	21,817,629	15,962,657
Amounts due from related parties	1,500,941	319,380
Total current assets	749,502,169	672,606,186
Property and equipment, net	27,976,223	41,410,005
Intangible assets, net	213,263,362	175,041,367
Investment in affiliates	32,484,040	34,948,585
Goodwill	49,328,352	49,400,739
Customer deposits, non-current, net of allowance for doubtful accounts of nil and nil at December 31, 2011 and 2012, respectively	26,585,537	744,092
Other non-current assets	44,558,560	37,810,544
TOTAL ASSETS	1,143,698,243	1,011,961,518

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to E-House of $1,843,770 and $1,826,257 as of December 31, 2011 and 2012, respectively)	5,686,183	7,411,735
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to E-House of $14,530,417 and $18,834,610 as of December 31, 2011 and 2012, respectively)	50,580,838	69,027,516
Income tax payable (including income tax payable of the consolidated VIEs without recourse to E-House of $7,834,965 and $16,625,365 as of December 31, 2011 and 2012, respectively)	45,762,488	56,141,853
Other tax payable (including other tax payable of the consolidated VIEs without recourse to E-House of $5,569,465 and $8,807,339 as of December 31, 2011 and 2012, respectively)	19,251,800	24,864,312
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to E-House of $654,465 and $3,161,687 as of December 31, 2011 and 2012, respectively)	1,775,286	4,281,830
Advance from property buyers	2,193,723	2,803,382
Advance from customers and deferred revenue	11,498,742	13,601,078
Liability for exclusive rights, current (including exclusive rights, current of the consolidated VIEs without recourse to E-House of $13,830,821 and $16,973,230 as of December 31, 2011 and 2012, respectively)	13,830,821	16,973,230
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to E-House of $10,372,839 and $8,975,274 as of December 31, 2011 and 2012, respectively)	25,517,200	27,178,988
Total current liabilities	176,097,081	222,283,924
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to E-House of $1,430,257 and $67,651 as of December 31, 2011 and 2012, respectively)	40,108,863	36,925,632
Liability for exclusive rights, non-current (including liability for exclusive rights, non-current of the consolidated VIEs without recourse to E-House of $21,408,384 and $5,918,812 as of December 31, 2011 and 2012, respectively)	21,408,384	5,918,812
Other non-current liabilities	1,715,913	1,719,201
Total liabilities	239,330,241	266,847,569

Commitments and contingencies (Note 18)
Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 79,065,624 and 118,242,281 shares issued and outstanding, as of December 31, 2011 and 2012, respectively	79,066	118,243
Additional paid-in capital	688,093,431	841,536,135
Accumulated deficit	(101,063,764)	(157,835,168)
Accumulated other comprehensive income	46,253,035	55,117,955
Subscription receivables	—	(11,798)
Total E-House equity	633,361,768	738,925,367
Non-controlling interest	271,006,234	6,188,582
Total equity	904,368,002	745,113,949
TOTAL LIABILITIES AND EQUITY	1,143,698,243	1,011,961,518

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED
STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Total revenues	356,525,127	401,624,981	462,439,368
Cost of revenues	(104,846,495)	(163,044,490)	(203,170,685)
Selling, general and administrative expenses	(198,424,922)	(286,687,587)	(336,873,524)
Goodwill impairment charge	—	(417,822,304)	—
Other operating income	4,080,900	6,180,360	6,475,023
Income (loss) from operations	57,334,610	(459,749,040)	(71,129,818)
Interest income	2,807,831	2,626,919	1,606,462
Other income (loss), net	1,508,269	(10,457,211)	(732,870)
Income (loss) before taxes and equity in affiliates	61,650,710	(467,579,332)	(70,256,226)
Income tax (expense) benefit	(12,696,234)	2,723,930	(1,168,654)
Income (loss) before equity in affiliates	48,954,476	(464,855,402)	(71,424,880)
Income (loss) from equity in affiliates	(278,662)	(165,110)	375,509
Net income (loss)	48,675,814	(465,020,512)	(71,049,371)
Less: Net income (loss) attributable to non-controlling interest	12,521,421	(194,663,431)	(14,077,967)
Net income (loss) attributable to E-House shareholders	36,154,393	(270,357,081)	(56,971,404)

Earnings (loss) per share:
Basic	$0.45	$(3.39)	$(0.54)
Diluted	$0.44	$(3.39)	$(0.54)
Shares used in computation:
Basic	80,287,171	79,769,823	106,159,388
Diluted	81,302,622	79,769,823	106,159,388

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In U.S. dollar)

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Net income (loss)	48,675,814	(465,020,512)	(71,049,371)
Other comprehensive loss
Foreign currency translation adjustment	12,779,476	24,231,778	1,828,717
Comprehensive income (loss)	61,455,290	(440,788,734)	(69,220,654)
Less: Comprehensive income (loss) attributable to non-controlling interests	14,063,125	(189,044,147)	(14,124,962)
Comprehensive income (loss) attributable to E-House shareholders	47,392,165	(251,744,587)	(55,095,692)

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other		Equity (Deficit)
			Paid-in	(Accumulated	Comprehensive	Subscription	Attributable to	Non-controlling	Total
	Ordinary Shares		Capital	Deficit)	Income	Receivables	E-House	Interest	Equity
	Number	$	$	$	$	$	$	$	$

Balance at January 1, 2010	80,145,869	80,146	656,592,898	184,749,251	16,344,294	—	857,766,589	455,553,116	1,313,319,705
Net income	—	—	—	36,154,393	—	—	36,154,393	12,521,421	48,675,814
Foreign currency translation adjustments	—	—	—	—	11,237,772	—	11,237,772	1,541,704	12,779,476
Dividends	—	—	—	(20,081,057)	—		(20,081,057)	—	(20,081,057)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(1,231,562)	(1,231,562)
Share-based compensation	—	—	19,987,214	—	—	—	19,987,214	7,018,559	27,005,773
Exercise of share options	301,192	301	1,623,076	—	—	(65,417)	1,557,960	—	1,557,960
Vesting of the restricted shares	305,465	305	(305)	—	—	—	—	—	—
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	5,763,694	5,763,694
Exercise of CRIC share options	—	—	(1,873,657)	—	—	—	(1,873,657)	3,329,296	1,455,639
Vesting of CRIC restricted shares	—	—	(121,968)	—	—	—	(121,968)	384,468	262,500
Acquisition of non-controlling interest	—	—	(3,614,582)	—	58,475	—	(3,556,107)	(9,312,263)	(12,868,370)
Distribution to E-House	—	—	28,708	—	—	—	28,708	(28,708)	—

Balance at December 31, 2010	80,752,526	80,752	672,621,384	200,822,587	27,640,541	(65,417)	901,099,847	475,539,725	1,376,639,572
Net loss	—	—	—	(270,357,081)	—	—	(270,357,081)	(194,663,431)	(465,020,512)
Foreign currency translation adjustments	—	—	—	—	18,612,494	—	18,612,494	5,619,284	24,231,778
Dividends	—	—		(20,209,842)	—	—	(20,209,842)	—	(20,209,842)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(783,403)	(783,403)
Share-based compensation	—	—	24,360,791	—	—	—	24,360,791	7,662,766	32,023,557
Exercise of share options	81,495	81	437,548	—	—	65,417	503,046	—	503,046
Vesting of restricted shares	630,603	631	(631)	—	—	—		—	—
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	1,785,764	—	—	—	1,785,764	4,058,245	5,844,009
Changes in equity ownership on partial disposal of subsidiaries	—	—	278,332	—	—	—	278,332	235,824	514,156
Exercise of CRIC share options	—	—	(2,218,582)	—	—	—	(2,218,582)	3,009,721	791,139
Vesting of CRIC restricted shares	—	—	(134,500)	—	—	—	(134,500)	397,000	262,500
Disposal of subsidiaries	—	—	—	—	—	—	—	(493,617)	(493,617)
Repurchase of CRIC shares	—	—	(120,820)	(166,092)	—	—	(286,912)	(29,575,880)	(29,862,792)
Repurchase of shares	(2,399,000)	(2,398)	(8,915,855)	(11,153,336)	—	—	(20,071,589)	—	(20,071,589)

Balance at December 31, 2011	79,065,624	79,066	688,093,431	(101,063,764)	46,253,035	—	633,361,768	271,006,234	904,368,002
Net loss	—	—	—	(56,971,404)	—	—	(56,971,404)	(14,077,967)	(71,049,371)
Foreign currency translation adjustments	—	—	—	—	1,875,712	—	1,875,712	(46,995)	1,828,717
Dividends	—	—	(11,866,670)	—	—	—	(11,866,670)	—	(11,866,670)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(856,121)	(856,121)
Share-based compensation	—	—	31,900,606	—	—	—	31,900,606	3,755,919	35,656,525
Exercise of share options	194,721	195	259,721	—	—	(11,798)	248,118	567,404	815,522
Vesting of restricted shares	567,489	567	38,755	—	—	—	39,322	223,272	262,594
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	291,839	291,839
Shares issued in connection with the merger of CRIC	38,785,588	38,786	252,067,537	—	—	—	252,106,323	—	252,106,323
Replacement of CRIC share options and restricted shares	—	—	31,897,646	—	—	—	31,897,646	—	31,897,646
Reversal of ASC 740 uncertain tax position	—	—	—	200,000	—	—	200,000	—	200,000
Changes in equity ownership on partial disposal of subsidiaries	—	—	175,735	—	—	—	175,735	(18,376)	157,359
Repurchase of shares	(371,141)	(371)	(1,569,444)	—	—	—	(1,569,815)	—	(1,569,815)
Movement arising from merger of CRIC	—	—	(149,461,182)	—	6,989,208	—	(142,471,974)	(254,656,627)	(397,128,601)
Balance at December 31, 2012	118,242,281	118,243	841,536,135	(157,835,168)	55,117,955	(11,798)	738,925,367	6,188,582	745,113,949

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Operating activities:
Net income (loss)	48,675,814	(465,020,512)	(71,049,371)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	26,388,643	35,858,842	47,386,277
Unrealized (gain) loss on marketable securities	(679,626)	8,598,962	(804,621)
Realized gain on marketable securities	—	—	(734,904)
(Income) loss from equity in affiliates	278,662	165,110	(375,509)
Allowance for doubtful accounts	5,739,736	9,605,824	27,958,218
Share-based compensation	27,005,773	32,023,557	35,656,525
Amortization of discounts related to liability for exclusive rights	—	891,441	1,882,804
Goodwill impairment charge	—	417,822,304	—
Loss on disposal of subsidiaries	—	1,054,348	—
Others	(2,070,006)	620,084	1,155,317
Changes in operating assets and liabilities:
Restricted cash	1,071,118	4,403,608	(167,175)
Customer deposits	(50,618,840)	10,433,895	(10,479,863)
Accounts receivable	(26,971,714)	(75,314,964)	(88,257,121)
Marketable securities	(15,884,428)	—	5,826,280
Amounts due from related parties	1,022,856	(227,936)	1,181,561
Properties held for sale	—	596,251	980,571
Prepaid expenses and other current assets	1,968,890	(5,439,775)	4,908,018
Other non-current assets	(1,591,264)	(4,152,077)	(4,889,458)
Accounts payable	(1,906,219)	(2,462,505)	1,726,897
Accrued payroll and welfare expenses	6,580,711	13,478,032	18,570,558
Income tax payable	3,974,621	3,454,544	10,449,070
Other tax payable	2,790,434	4,891,322	5,612,517
Amounts due to related parties	4,367,157	(3,116,871)	2,769,138
Other current liabilities	10,792,123	11,903,950	3,952,552
Other non-current liabilities	44,146	(8,169)	203,288
Deferred taxes	(8,518,614)	(20,039,088)	(15,644,865)
Net cash provided by (used in) operating activities	32,459,973	(19,979,823)	(22,183,296)

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(12,193,899)	(37,280,818)	(31,847,330)
Purchase of subsidiaries, net of cash acquired	563,211	(22,685,735)	—
Deposit (return) for acquisition	(4,529,880)	4,529,880	—
Proceeds from disposal of subsidiaries	—	117,457	—
Proceeds from partial disposal of subsidiaries	—	514,156	157,359
Investment in affiliates	(9,878,053)	(21,567,027)	(2,161,001)
Proceeds from sale of properties held for sale	7,051,619	2,149,470	—
Proceeds from disposal of property and equipment	100,775	1,626,855	425,432
Net cash used in investing activities	(18,886,227)	(72,595,762)	(33,425,540)

Financing activities:
Purchases of shares of CRIC from public	—	—	(113,124,632)
Repurchase of CRIC shares	(12,868,370)	(29,862,792)	—
Contribution from non-controlling interest	4,115,358	412,364	291,839
Proceeds from exercise of options	3,013,599	1,294,185	815,522
Repurchase of shares	—	(20,071,589)	(1,569,815)
Dividends	(20,081,057)	(20,209,842)	(11,866,670)
Dividends to non-controlling interests shareholders	(1,231,562)	(783,403)	(319,675)
Loans from non-controlling interest	1,205,000	—	—
Net cash used in financing activities	(25,847,032)	(69,221,077)	(125,773,431)

Effect of exchange rate changes on cash and cash equivalents	8,029,035	9,984,382	218,282

Net decrease in cash and cash equivalents	(4,244,251)	(151,812,280)	(181,163,985)
Cash and cash equivalents at the beginning of the year	548,061,884	543,817,633	392,005,353

Cash and cash equivalents at the end of the year	543,817,633	392,005,353	210,841,368

Supplemental disclosure of cash flow information:
Income taxes paid	22,467,285	16,098,204	6,568,082
Non-cash investing and financing activities:
Decrease in amount due to related party due to vesting of restricted shares	(262,500)	(262,500)	(262,594)
Ordinary shares issued in connection with the merger of CRIC	—	—	38,786
Additional paid-in capital recognized in connection with the merger of CRIC	—	—	102,606,355
Additional paid-in capital recognized in connection with business acquisition	—	1,785,764	—
Non-controlling interest recognized in connection with business acquisition	1,648,336	3,645,881	—
Non-controlling interest derecognized in connection with the merger of CRIC	—	—	254,656,627
Consideration payable for amount recognized in purchase of exclusive rights	—	35,239,205	22,892,042
Dividend payable to non-controlling interest	—	—	536,446

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(In U.S. dollar)

1. Organization and Principal Activities

E-House (China) Holdings Limited (the “Company” or “E-House”) was incorporated on August 27, 2004 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), offers a wide range of services to the real estate industry, including primary sales agency, secondary brokerage, information and consulting, online advertising, promotional events, real estate advertising and real estate fund management services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

The Group commenced operations in 2000 through an operating subsidiary, Shanghai Real Estate Sales (Group) Co., Ltd. (“E-House Shanghai”), a company established in the PRC, and its subsidiaries and affiliates.

In October 2009, the Company’s subsidiary, China Real Estate Information Corporation (“CRIC”) completed its initial public offering (“IPO”) on NASDAQ and concurrent acquisition of SINA Corporation’s (“SINA”) (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an online real estate media platform in the PRC. COHT provides online advertising, information and updates related to the real estate and home furnishing industries in China through a VIE, Beijing Yisheng Leju Information Service Co., Ltd. (“Beijing Leju”). On October 28, 2011, the Company submitted a merger proposal to the board of directors of CRIC to acquire all the outstanding shares of CRIC that it did not already own (the “Merger”). The Merger was completed on April 20, 2012, and as a result, CRIC is a wholly-owned subsidiary of the Company and CRIC’s ADSs ceased to be listed on the NASDAQ Global Select Market.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2012:

	Date of	Place of	Percentage of
	incorporation	incorporation	Ownership
Shanghai Real Estate Sales (Group) Co., Ltd.	15-Aug-00	PRC	100%
Shanghai City Rehouse Real Estate Agency Ltd.	17-May-02	PRC	85%
E-House Real Estate Asset Management Co., Ltd.	22-Aug-06	Cayman	51%
China Real Estate Information Corporation	21-Aug-08	Cayman	100%
Beijing Yisheng Leju Information Services Co., Ltd.	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd.	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd.	22-Mar-12	PRC	VIE

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of E-House, its majority owned subsidiaries and its VIEs, Shanghai Tian Zhuo Advertising Co., Ltd. (“Tian Zhuo”), Beijing Leju, Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”) and Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”). All inter-company transactions and balances have been eliminated in consolidation.

In 2012, the contractual arrangements among the shareholders of Tian Zhuo, Tian Zhuo and Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”) were terminated. Upon the termination, the shareholders of Tian Zhuo transferred all of their equity interests in Tian Zhuo to Beijing Leju to make Tian Zhuo a wholly owned subsidiary of Beijing Leju.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The VIE arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides such activities relating to real estate projects through its VIEs and their subsidiaries.

To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, the Company’s subsidiaries Shanghai CRIC, Shanghai SINA Leju Information Technology Co., Ltd. (“Shanghai SINA Leju”) and Shanghai Yi Yue Information Technology Co. Ltd. (“Shanghai Yi Yue”), and Beijing Maiteng Fengshun Science and Technology Co., Ltd., (“Beijing Maiteng”) (collectively, the “Foreign Owned Subsidiaries”) entered into a series of contractual arrangements with Tian Zhuo, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu (collectively the “VIEs”) and their respective shareholders, respectively, as summarized below:

Name of Foreign Owned	The Group’s
Subsidiaries	Legal Ownership	Name of VIEs	Activities of VIEs
Shanghai CRIC	100%	Tian Zhuo	Operate the real estate advertising business
Shanghai SINA Leju	100%	Beijing Leju	Operate the real estate online business
Shanghai Yi Yue	100%	Shanghai Yi Xin	Operate the real estate e-commerce business
Beijing Maiteng	90%	Beijing Jiajujiu	Operate the online home furnishing business

The VIEs hold the requisite licenses and permits necessary to conduct Internet content and advertising services activities relating to real estate projects from which foreign ownership of companies are prohibited or restricted. In addition, the VIEs hold leases and other assets necessary to operate such business and generate substantially of the Group’s online and advertising revenues.

Agreements that Transfer Economic Benefits of the VIEs to the Group

Exclusive Consultancy Services/Technical Support Agreement. Pursuant to an exclusive Consultancy services/technical support agreement between the Foreign Owned Subsidiaries and the respective VIEs, the Foreign Owned Subsidiaries provide the respective VIEs with a series of Consultancy services/technical support services and are entitled to receive related fees. The term of this exclusive technical support agreement will expire upon dissolution of the VIEs. Unless expressly provided by this agreement, without prior written consent of the Foreign Owned Subsidiaries, the VIEs may not engage any third party to provide the services offered by the Foreign Owned Subsidiaries under this agreement.

Agreements that Provide Effective Control over VIEs

Exclusive Call Option Agreement. Each of shareholders of the VIEs has entered into an exclusive call option agreement with the respective Foreign Owned Subsidiaries. Pursuant to these agreements, each of the shareholders of the VIEs has granted an irrevocable and unconditional option to the respective Foreign Owned Subsidiaries or their designees to acquire all or part of such shareholder’s equity interests in VIEs at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in VIEs will be equal to the registered capital of the VIEs, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, the VIEs irrevocably and unconditionally granted respective Foreign Owned Subsidiaries an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of the VIEs. The exercise price for purchasing the assets of the VIEs will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by respective Foreign Owned Subsidiaries or their designees.

Loan Agreement. Under the loan agreement among shareholders of the VIEs and the respective Foreign Owned Subsidiaries, the respective Foreign Owned Subsidiaries granted an interest-free loan to the shareholders of VIE, solely for their purchase of equity interest of the VIEs, investing or operating activities conducted in the VIEs. Each loan agreement has a term of twenty years.

Shareholder Voting Right Proxy Agreement. Each of shareholders of the VIEs irrevocably grant any person designated by the respective Foreign Owned Subsidiaries the power to exercise all voting rights to which he will be entitled to as shareholder of the VIEs at that time, including the right to declare dividends, appoint and elect board members and senior management members and other voting rights.

Each shareholder voting right proxy agreement has a term of twenty years, unless it is early terminated by all parties in writing or pursuant to provision of this agreement. The term of the agreement will be automatically extended for one year upon the expiration, if the Foreign Owned Subsidiary gives the other Parties written notice requiring the extension thereof and the same mechanism will apply subsequently upon the expiration of each extended term.

Equity Pledge Agreement. Each of shareholders of the VIEs has also entered into an equity pledge agreement with the respective Foreign Owned Subsidiaries. Pursuant to which these shareholders pledged their respective equity interest in the VIEs to guarantee the performance of the obligations of the VIEs. The Foreign Owned Subsidiaries, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, each shareholder of the VIEs cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in the VIEs without the prior written consent of the respective Foreign Owned Subsidiaries. The equity pledge right enjoyed by the Foreign Owned Subsidiaries will expire when shareholders of the VIEs have fully performed their respective obligations under the above agreements. The equity pledges of the VIEs have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in relation to the VIE structure

The Company believes that the Foreign Owned Subsidiaries’ contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the power of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, the Foreign Owned Subsidiaries or the VIEs.

The Group, through its subsidiaries and through the contractual arrangements, has (1) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIEs. Accordingly, the Group is the primary beneficiary of the VIEs and has consolidated the financial results of the VIEs.

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2011	2012
	$	$
Cash and cash equivalents	28,969,993	54,276,035
Accounts receivable, net of allowance for doubtful accounts	64,878,396	88,871,824
Other current assets	18,106,001	22,144,577
Amounts due from related parties	—	46,067
Total current assets	111,954,390	165,338,503
Total non-current assets	77,442,308	62,413,697
Total assets	189,396,698	227,752,200

Accounts payable	1,843,770	1,826,257
Accrued payroll and welfare expenses	14,530,417	18,834,610
Income tax payable	7,834,965	16,625,365
Other tax payable	5,569,465	8,807,339
Amounts due to related parties	654,465	3,161,687
Liability for exclusive rights, current	13,830,821	16,973,230
Other current liabilities	10,372,839	8,975,274
Total current liabilities	54,636,742	75,203,762
Deferred tax liabilities, non-current	1,430,257	67,651
Liability for exclusive rights, non-current	21,408,384	5,918,812
Total liabilities	77,475,383	81,190,225

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Total revenues	75,866,765	120,545,936	172,402,066
Net loss	(392,050)	(4,713,667)	(3,212,138)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests, fair value of equity investments in funds invested, valuation allowance on deferred tax assets and selling price hierarchy in multiple-deliverable revenue arrangements.

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

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Assets measured at fair value on a recurring basis are comprised of marketable securities. The Group uses quoted price in active markets (Level 1 investments) to determine the fair value of marketable securities.

Asset measured at fair value on a nonrecurring basis includes fair value measurement of the Group’s online reporting unit in goodwill impairment testing (Note 8) based on Level 3 inputs in 2011. The impairment loss based on Level 3 fair value measurements was $417,822,304, recognized as goodwill impairment charge in consolidated statements of operations for the year ended December 31, 2011. There was no asset or liability measured at fair value on a nonrecurring basis in 2010 or 2012.

The Group’s financial instruments that are not recorded at fair value in the consolidated balance sheets include cash and cash equivalents, restricted cash, accounts receivable, advance from customers, customer deposits, other receivables, accounts payable, other payables, liabilities for exclusive rights and amounts due from/to related parties. For financial instruments other than the non-current portion of customer deposits and liabilities for exclusive rights, the carrying value approximates the fair value due to their short-term nature. The fair value of the non-current portion of customer deposits was $23,509,578 and $694,020 as of December 31, 2011 and 2012, respectively. The fair value of the non-current portion of liabilities for exclusive rights was $21,408,384 and $5,918,812 as of December 31, 2011 and 2012, respectively. The fair value was estimated using discounted cash flows method by discounting the estimated future collections or payment using the Company’s incremental borrowing rate for an instrument with similar terms on the measurement date. As the future cash flows from collections or payments were management’s best estimates based on information available on the valuation date, which were not observable or cannot be corroborated with market information, the fair value measurements were classified as level 3 measurements. Any change in the estimated timing of cash inflow or outflow would result in a change in the fair value measurement in the same direction.

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

(g) Restricted cash

The Group provides brokerage service for secondary properties. Upon consent of the property buyers and sellers, the sales proceeds can be paid through the Group’s accounts, which are put into the custody of the designated bank and can only be used as consideration to the property sellers when the transactions are completed. The Group records the proceeds relating to these transactions as restricted cash and other current liabilities. These restricted cash accounts totaled $1,706,426 and $2,589,880 as of December 31, 2011 and 2012, respectively. In connection with certain primary real estate agency agreements, the Group is required by the developers to maintain certain bank deposits under both parties’ custody through the contract periods or until the presale permits are obtained for the underlying projects. These restricted cash accounts were $875,375 and $159,096 as of December 31, 2011 and 2012, respectively.

(h) Marketable securities

Marketable securities include securities that are classified as trading securities. Trading securities represent equity securities that are bought and held principally for the purpose of selling them in the near term, and they are reported at fair value, with both unrealized and realized gains and losses reported in other income (loss). The fair value of marketable securities is based upon the quoted price in an active market for identical instruments (Level 1).

(i) Customer deposits

The Group provides sales agency services for primary real estate development projects, some of which require the Group to pay an upfront and refundable deposit as demonstration of the Group’s financial strength and commitment to provide high quality service. These deposits are refunded to the Group subject to certain pre-determined criteria at a date specified in the agency contracts. The pre-determined criteria is based on sales progress on a project, which may take into account factors such as gross floor area of properties sold and transaction value. Certain of the Group’s contracts provide that if the group breaches the contract, any corresponding penalties may be deducted from the deposit. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund.

The Group did not experience any material non-payment in history. In the event that any customer deposit becomes due but is not duly paid by the real estate developers, the Group requires collateral or other security from such developers, including existing properties or a right to properties under construction. In the event of non-payment, the Group would then resell the properties or the right to properties under construction for cash. The collection of these secured customer deposits is dependent on the resale price of the underlying properties, which is subject to the then market conditions. As of December 31, 2011 and 2012, customer deposits included $11,109,490 and $33,038,106 that were secured by the right to purchase properties at a prescribed price, respectively.

(j) Accounts receivable

Accounts receivable, net of allowance for doubtful accounts of $14,164,988 and $35,953,537 at December 31, 2011 and 2012, respectively, consists of following:

	As of December 31,
	2011	2012
	$	$
Unbilled accounts receivable	182,878,383	246,730,442
Billed accounts receivable	61,202,482	57,870,268
Total	244,080,865	304,600,710

Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as billed accounts receivable disclosed in Note 2 (x).

(k) Properties held for sale

Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. Properties held for sales obtained through taking possession of collateral to settle the accounts receivable, are recorded at value of the receivables that are settled. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was provided for properties held for sale for the years ended December 31, 2010, 2011 and 2012.

(l) Investment in affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. And the Group considers an equity interest of 3% or higher to represent more than minor influence for investments in investment funds.

Investment funds are subject to Investment Company accounting, and need to apply the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services - Investment Companies. Accordingly, all investments held by these investment funds are measured at fair value. The difference between fair value and initial cost of investments is reflected as unrealized appreciation/depreciation on investments in the income statement. Investment funds determine the fair value of the investments based on relevant comparable market data such as comparisons of multiples of peer companies, evaluation of financial and operating data, company specific developments, market valuations of comparable companies, and latest transaction price factors (Level 3 inputs).

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2011 and 2012, the Group determined that no such events were present.

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

The Group provides brokerage services for secondary real estate sale and rental transactions. For secondary real estate brokerage services, the Group recognizes revenue upon execution of a transaction agreement between the buyer/lessee and the seller/lessor for which the Group acts as the broker.

The Group provides real estate consulting services to customers in relation to land acquisition and project consulting services. Land acquisition consulting services involve advising customers in relation to land acquisition and facilitating the transfer of land development rights. Payment is usually contingent upon the delivery of a final product, such as closing a land acquisition transaction. The Group recognizes revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. Project consulting services involve providing consulting services, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for their development projects. Such arrangements include periodic consulting services arrangements and delivery based consulting services arrangements. Periodic consulting services involve providing consulting services which are tailored to meet the needs of real estate developer clients at various stages of the project development and sales process for a specified period, such as monthly market studies. The contractual period for such arrangements is usually between one and 12 months with revenue being recognized ratably over such period. Delivery based consulting services involve providing consulting services which are tailored to meet the specific need of real estate developer. Payment is usually contingent upon the delivery of a final product, such as providing a market study report. The Group recognizes revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent..

The Group sells subscriptions to its proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to 12 months. The Group also provides data integration services periodically, such as periodic market updates and research analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system. The contractual period for such arrangements is usually between three to 12 months with revenue being recognized ratably over such period.

The Group generates real estate online revenues principally from online advertising, sponsorship arrangements, e-commerce arrangements and, to a lesser extent, hosting arrangements, keyword advertising arrangements.

Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. Revenues for advertising services are recognized net of agency rebates when applicable. Commencing in 2012, the Group also provides real estate e-commerce services which include online property listings, property viewing, online deposit payments, discount coupon advertising, and online property auctions. Currently revenues are principally generated from services to secondary brokers who sell discount coupons to potential property buyers. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the secondary brokers. Secondary brokers pay the Group fees at contracted amount for utilizing the Group’s e-commerce platform to sell such discount coupons. The Group recognizes such e-commerce revenues upon obtaining confirmation letters signed by the property buyers and secondary real estate brokers, and when collections are reasonably assured. Although the Group’s e-commerce platform also offers secondary home listings and allows secondary brokers to sign up and become partners to list their properties and use the EJU brand and obtain opportunities to cross-sell unsold primary units, such services are currently offered for free.

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

The Group has multiple element arrangements that may include provision of primary real estate services, online advertising, promotional events services, consulting services and/or information services. The Group has determined that each of the deliverables listed above is considered a separate unit of account as each has value to the customer on a standalone basis and has been sold separately on a standalone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Group.

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

VSOE. The Group determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Group has historically priced its commission rate for the primary real estate services, periodic consulting services, subscription for the CRIC system and online advertising within a narrow range. As a result, the Group has used VSOE to allocate the selling price for these services when elements of a multiple element arrangement. The Group has not historically priced delivery based consulting service and promotional event services within a narrow range, therefore, the Group considers TPE and BESP as discussed below.

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

BESP. When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. The Group has used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. The Group’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors the Group considers change, or should subsequent facts and circumstances lead the Group to consider additional factors, the Group’s BESP could change in future periods. The Group regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the year ended December 31, 2012, nor does the Group expect a material changes in BESP in the foreseeable future.

Under the previous accounting literature, when an arrangement included delivery based consulting services and subscriptions for the CRIC system, the entire arrangement was considered a single unit of account as the Group did not have VSOE for delivery based consulting services. Revenue was recognized based on the revenue recognition model for the final deliverable in the arrangement, which was typically the subscription for the CRIC system, which required ratable recognition over the subscription period. The Group had objective and reliable evidence of the fair value of the CRIC subscription service. As such, upon delivery of the consulting product, the Group deferred the fair value of the remaining CRIC subscription and recognized the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria had been met. The residual amount recognized was limited to the cumulative amount due under the terms of the arrangement. Under ASU 2009-13, the Group is required to use BESP when neither VSOE nor TPE is available. As a result, the Group is able to recognize the relative fair value of the elements as they are delivered, assuming other revenue recognition criteria are met.

If the Group had applied the provisions of ASU 2009-13 for the year ended December 31, 2010, there would have been no material effect on revenue during that period. Additionally, the adoption of ASU 2009-13 did not have a material effect on revenue for the years ended December 31, 2011 and 2012 when compared to the revenue that would have been recognized under the guidance in effect prior to adoption of ASU 2009-13, given the BESP of delivery based consulting and VSOE of the subscription for the CRIC system have historically approximated their respective contract prices and the delivery based consulting services have generally been delivered at the beginning of the subscription period. The effect of adopting this guidance in future periods will depend on the nature of the Group’s customer arrangements in those periods, including the nature of services included in those arrangements, the magnitude of revenue associated with certain deliverables in those arrangements, and the timing of delivery of the related services in those arrangements, among other considerations. While the effect in future periods is dependent on these factors and future go-to-market strategies, the Group does not currently expect the adoption of ASU 2009-13 to have a material effect on the timing and pattern of revenue recognition in future periods. The Group does not expect this new guidance to affect future pricing practices or go-to-market strategies.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

(t) Cost of revenue

Cost of revenue for the real estate brokerage services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent, and rental expenses incurred for properties leased by the Group as brokerage stores and sales commission. Cost of revenue of real estate information and consulting services segment primarily consists of sales commission and costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation. Cost of revenue for the real estate online services segment consists of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels. Cost of revenue for real estate promotional events and advertising services also consists of fees paid to third parties for the services directly related to advertising design and the cost incurred to acquire advertising space for resale, and salaries of sales and support staff and fees paid to third parties for the services directly related to promotional event services.

(u) Advertising expenses

Advertising expenses are charged to the statements of operations in the period incurred. The Group incurred advertising expenses amounting to $18,785,709, $31,146,070 and $51,936,863 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The Group recorded an exchange loss of $1,453,940, $1,051,883 and $379,530 for the years ended December 31, 2010, 2011 and 2012, respectively, as a component of other income (loss), net.

(w) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts. Cash subsidies of $4,080,900, $6,180,360 and $6,475,023 were included in other operating income for the years ended December 31, 2010, 2011 and 2012, respectively. Government subsidies were recorded in other income in prior years, and are reclassified to other operating income from 2012 due to the recurring nature going forward based on latest management estimation. Prior period amounts are reclassified to conform to current year presentation. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied. There is no assurance that the Group will receive the subsidies even when other conditions are met.

(x) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and customer deposits. The Group places its cash and cash equivalents with reputable financial institutions.

The Group regularly reviews the creditworthiness of its customers, and requires collateral or other security from its customers in certain circumstances when accounts receivables become long overdue. The Group establishes an allowance for doubtful accounts and customer deposits primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts.

Movement of the allowance for doubtful accounts for accounts receivable and customer deposits is as follows:

	2010	2011	2012
	$	$	$
Balance as of January 1	13,799,920	18,836,275	14,811,322
Provisions for doubtful accounts	5,623,888	9,513,951	27,297,288
Write offs	(1,084,209)	(14,380,877)	(5,633,500)
Changes due to foreign exchange	496,676	841,973	62,707
Balance as of December 31	18,836,275	14,811,322	36,537,817

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

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2010	2011	2012
Net income (loss) attributable to E-House ordinary shareholders — basic	$36,154,393	$(270,357,081)	$(56,971,404)
Decrease of income from CRIC*	$(278,491)	$—	$—
Net income (loss) attributable to E-House ordinary shareholders — diluted	$35,875,902	$(270,357,081)	$(56,971,404)

Weighted average ordinary shares outstanding	80,287,171	79,769,823	106,159,388
Share options and restricted shares	1,015,451	—	—
Weighted average number of ordinary shares outstanding — diluted	81,302,622	79,769,823	106,159,388

Basic earnings (loss) per share	$0.45	$(3.39)	$(0.54)

Diluted earnings (loss) per share	$0.44	$(3.39)	$(0.54)

*            In calculating diluted earnings (loss) per share, the amount of CRIC’s net income included in net income (loss) attributable to E-House’s ordinary shareholders is calculated by multiplying CRIC’s diluted EPS by the weighted average number of CRIC shares held by E-House’s during the period, which may result in net income (loss) attributable to E-House ordinary shareholders, for purposes of computing diluted earnings (loss) per share, being different from that actually recorded in the consolidated statements of operations. This difference is presented as decrease of income from CRIC.

Diluted earnings (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years Ended December 31,
	2010	2011	2012
Share options and restricted shares	—	3,345,726	14,660,788

(z) Non-controlling interest

Before the merger of the Company with CRIC, the majority of the Group’s non-controlling interest is attributable to CRIC, which mainly operates the Company’s real estate information and consulting and real estate online services segments. As of December 31, 2011, E-House retained a 54.12% equity interest in CRIC. Non-controlling interest in CRIC included in the Company’s consolidated balance sheets was $268,136,200 as of December 31, 2011. In April 2012, CRIC became a wholly-owned subsidiary of the Company after the Merger. For the years ended December 31, 2010, 2011 and 2012, $12,271,520 of Group’s consolidated net income, $190,696,283 and $13,547,386 of the Group’s consolidated net loss was attributable to CRIC, respectively.

The following schedule shows the effects of changes in E-House’s ownership interest in CRIC on equity attributable to E-House:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Net income (loss) attributable to E-House	36,154,393	(270,357,081)	(56,971,404)

Transfers to the non-controlling interest:
Decrease in E-House’s additional paid-in capital for purchase of 1,384,420, 4,206,600 and 64,642,647 CRIC common shares for the years ended December 31, 2010, 2011 and 2012 respectively	(3,614,582)	(120,820)	(149,461,182)
Decrease in E-House’s additional paid-in capital for the exercise of CRIC’s options and the vesting of CRIC’s restricted shares	(1,995,625)	(2,353,082)	(332,951)
Net transfers to non-controlling interest	(5,610,207)	(2,473,902)	(149,794,133)

Change from net income attributable to E-House and transfers (to) from non-controlling interest	30,544,186	(272,830,983)	(206,765,537)

(aa) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(ab) Recently issued accounting pronouncements

In December 2011, the FASB has issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income. Under the guidance, an entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. Under the guidance, the cumulative translation adjustment should be released into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. A pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of an equity method investment which is a foreign entity. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Group is in the process of evaluating the effect of adoption of this pronouncement.

(ac) Newly adopted accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The Group adopted this pronouncement on January 1, 2012 and disclosed the fair value measurements according to this.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”. This ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (“OCI”). The ASU does not change the items that must be reported in OCI. For public entities, the ASU’s amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For all entities, guidance must be applied retrospectively for all periods presented in the financial statements. The Group adopted this pronouncement on January 1, 2012 and has separately presented the consolidated statements of comprehensive income since that date.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350): “Testing Goodwill for Impairment”. This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50percent. The amendments in this ASU apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Group adopted this pronouncement on January 1, 2012.The adoption of this pronouncement did not have a significant effect on the Group’s consolidated financial statements, as the Group chose to directly perform the two-step goodwill impairment test for 2012.

3. Properties Held for Sale

In 2010, 2011 and 2012, customers transferred legal ownership of 13, five and six properties to the Group to settle $2,091,056, $1,479,405 and $970,625 in accounts receivable, respectively. The Group recorded gains of $1,348,003, $417,610 and $45,936 from selling of the properties held for sale for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, the Group held two residential properties with a total carrying value of $611,892. As of December 31, 2011, the Group held three residential properties and two commercial properties with a total carrying value of $1,287,157.

Properties with values of nil, $2,546,721, and $1,281,008 were transferred to property and equipment for the years ended December 31, 2010, 2011 and 2012, respectively, due to the change of management’s intention with respect to these properties.

4. Investment in Affiliates

In January 2010, the Group formed a limited partnership, E-House Shengyuan Equity Investment Center (“Shengyuan Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner. The Group’s 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner receives annual management fees and carried interest on a success basis. The Group invested $4.8 million in 2010 and $5.2 million in 2011 into the Shengyuan Center for a 13% equity interest. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, owns an 8% equity interest in the Shengyuan Center and is a limited partner. The Shengyuan Center is not consolidated by the Group as it lacks control given the limited partners have substantive kick-out rights that allow them to remove the general partner without cause with a vote of 50% of the limited partners, excluding related parties of the general partner. The Group’s investment in Shengyuan Center is accounted for using the equity method as its role as a general partner provides it with significant influence over their activities. The Group records its income (loss) from this investment one quarter in arrears to enable it to have more time to collect and analyze the investments’ results.

In August 2010, the Group entered into a cooperation agreement with China Real Estate Research Association (“CRERA”) and China Real Estate Association (“CREA”) to form a joint venture, Beijing China Real Estate Research Association Technology Ltd (“CRERAT”), which has the exclusive rights to host exhibitions and activities sponsored by CRERA and/or CREA. The new entity also provides other real estate related research reports and consulting services. The Group paid $4,669,376 for a 51% equity interest in the joint venture. CRERA and CREA collectively own the remaining 49%. The Group does not control the board of CRERAT, who has the power to direct the entity’s significant operating activities. Therefore, the transaction was accounted for using the equity method. Under the cooperation agreement, the Group guaranteed profits of up to $18,119,520 to CRERA and CREA over the eight year term of the joint venture. In December 2011, the profit-guarantee clause was removed in a supplementary agreement signed among the Group, CRERA and CREA.

In 2011, the Group paid $15.7 million (RMB100 million) for a 3.7642% equity interest in Star Capital Real Estate Development Fund Management (“Star Capital”) as a limited partner. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, serves as a director of Star Capital. The Group’s interest in Star Capital is more than minor and thus is subject to the equity method. The Group records its income (loss) from this investment one quarter in arrears to enable it to have more time to collect and analyze the investments’ results.

In May 2012, the Group formed a limited partnership, Shanghai Wuling Investment Center (“Wuling Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner. Shanghai Yidezhen Equity Investment Center, in which the Group has 51% equity interest, acts as Wuling Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. The Group had an investment commitment of RMB60 million (equivalent to $9.5 million) to the Wuling Center. $2.4 million was paid in November 2012. An entity controlled by Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, had an investment commitment of RMB45 million (equivalent to $7.2 million). The Wuling Center is not consolidated by the Group as the Group does not control the Wuling Centre given the limited partners have substantive kick-out rights that allow them to remove the general partner without cause with a vote of 50% of the limited partners, excluding related parties of the general partner. The Group’s investments in Wuling Center are accounted for using the equity method as its role as a general partner provides it with significant influence over their activities. The Group records its income (loss) from this investment one quarter in arrears to enable it to have more time to collect and analyze the investments’ results.

5. Acquisitions of Subsidiaries

Acquisition of CRIC

On April 20, 2012, the Group acquired all the outstanding shares of CRIC that it did not already own, and CRIC became a wholly-owned subsidiary of E-House. E-House paid 0.6 of E-House ADSs and $1.75 in cash in exchange for each CRIC share. In total, E-House paid $113,124,632 in cash and issued 38,785,588 ordinary shares for the Merger. The total consideration consists of the following:

Amount
$
Cash	113,124,632
Fair value of E-House ordinary shares issued *	252,106,323
Replacement of CRIC share options **	31,897,646
Total consideration	397,128,601

*            The fair value of E-House ordinary shares is based on the closing price of E-House shares as of April 20, 2012

**          As disclosed in Note 13, E-House issued the E-House replacement share options and restricted shares in connection with the Merger. The total fair value of the replacement awards was $54,787,620, of which $31,897,646 was attributable to pre-Merger services and included as a component of the consideration transferred in the Merger with the remainder allocated to post-Merger services and included in the Company’s compensation cost after the Merger. The amount attributable to the pre-Merger services was determined based on the fair value of the replacement awards on the date of Merger and a ratio of the pre-Merger services to the greater of the total service period or the original service period of the replacement awards.

As E-House retains the controlling interest in CRIC before and after the Merger, the Merger was accounted for as an equity transaction. Therefore, no gain or loss was recognized in consolidated net income or comprehensive income. The carrying amount of the non-controlling interest in CRIC was adjusted to reflect the change in E-House’s ownership interest in CRIC. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity

The consideration has been allocated as follows:

Amount
$
Non-controlling interest	254,656,627
Accumulated other comprehensive income	(6,989,208)
Additional paid-in capital	149,461,182
Total consideration	397,128,601

Other Acquisitions

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

In August 2011, the Group acquired Beijing Jiahua Xinlian Media Advertisement Co., Ltd. (“Beijing Jiahua”), a real estate advertisement agency, for a cash consideration of $9,416,363 and a 16% equity interest of the Group’s subsidiary Beijing Yisheng Leju Advertisement Co., Ltd. (“Beijing Advertisement”), which had a fair value of $3,398,954. The purpose of the acquisition was to expand the Group’s online advertising business by leveraging Beijing Jiahua’s advertising network. The goodwill mainly reflected the competitive advantages the Company expected to realize from Beijing Jiahua’s standing in the online advertising agency industry, including synergies related to sales and distribution, and growth prospects for higher sales volumes and improved market position, which do not qualify for separate recognition of intangible assets.

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

In August 2011, the Group acquired Beijing Shangtuo Shunze Media Advertisement Co. Ltd (“Beijing Shangtuo”), a real estate advertisement agency, for a cash consideration of $3,139,312 and a 5% equity interest in Beijing Advertisement, which had a fair value of $1,062,173. The purpose of the acquisition was to expand the Group’s online advertising business by leveraging Beijing Shangtuo’s advertising network. The goodwill mainly reflected the competitive advantages the Company expected to realize from Beijing Shangtuo’s standing in the online advertising agency industry, including synergies related to sales and distribution, and growth prospects for higher sales volumes and improved market position, which do not qualify for separate recognition of intangible assets.

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

6. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2011	2012
	$	$
Leasehold improvements	15,982,349	16,472,995
Buildings	6,388,288	22,480,129
Furniture, fixtures and equipment	19,844,348	22,373,236
Motor vehicles	6,914,121	7,154,519

Total	49,129,106	68,480,879
Accumulated depreciation	(21,152,883)	(27,070,874)

Property and equipment, net	27,976,223	41,410,005

Depreciation expenses were $5,047,281, $6,994,115 and $8,684,626 for the years ended December 31, 2010, 2011 and 2012, respectively.

7. Intangible Assets, Net

	As of December 31,
	2011	2012
	$	$
Intangible assets not subject to amortization are comprised of the following:
Trademark	757,266	759,122

Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000
License agreements with SINA	80,660,000	80,660,000
Exclusive rights with Baidu	43,847,992	43,955,466
Customer relationship	11,771,028	11,781,636
Database license	8,300,000	8,300,000
Favorable lease term	7,692,972	7,692,972
Computer software licenses	4,941,947	5,447,113
Non-compete agreements	3,370,919	3,374,566
Customer contracts	770,204	772,092
Domain name	96,518	96,518

	268,241,580	268,870,363
Less: Accumulated amortization
Advertising agency agreement with SINA	(23,556,616)	(34,026,224)
License agreements with SINA	(18,148,500)	(26,214,500)
Exclusive rights with Baidu	(5,926,487)	(20,632,977)
Customer relationship	(2,256,989)	(4,359,757)
Database license	(2,197,060)	(3,173,531)
Favorable lease term	(333,867)	(455,271)
Computer software licenses	(1,686,246)	(2,804,503)
Non-compete agreements	(1,250,708)	(2,144,778)
Customer contracts	(373,381)	(761,504)
Domain name	(5,630)	(15,073)

Intangible assets subject to amortization, net	212,506,096	174,282,245

Total intangible assets, net	213,263,362	175,041,367

In 2011, the Group purchased exclusive rights from Baidu, Inc (“Baidu”) which allow it to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel for $47,612,100. Such rights will expire in August of 2014. The fair value of $43,847,992 was calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method and amounted to $891,441 and $1,882,804 for the year ended December 31, 2011 and 2012, respectively.

The Group paid nil, $9,435,994 and $14,249,180 in connection with the exclusive rights in 2010, 2011 and 2012, respectively.

Amortization expenses were $21,341,362, $28,864,727 and $38,701,651 for the years ended December 31, 2010, 2011 and 2012, respectively. The Group expects to record amortization expenses of $38,482,390, $30,888,049, $21,450,113, $21,115,227 and $20,827,753 for the years ending December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

8. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2011 and 2012 are as follows:

		Real Estate
	Real Estate	Information	Real Estate
	Brokerage	and Consulting	Online	Other
	Services	Services	Services	Services	Total
	$	$	$	$	$
Balance as of January 1, 2011	2,840,273	4,350,789	445,282,401	666,257	453,139,720
Goodwill recognized upon acquisition	523,257	1,316,215	12,616,623	—	14,456,095
Disposal of subsidiaries	—	—	—	(666,257)	(666,257)
Exchange rate translation	145,796	—	75,302	—	221,098
Gross goodwill	3,509,326	5,667,004	457,974,326	—	467,150,656
Accumulated impairment	—	—	(417,822,304)	—	(417,822,304)
Balance as of December 31, 2011	3,509,326	5,667,004	40,152,022	—	49,328,352
Exchange rate translation	8,422	—	63,965	—	72,387
Balance as of December 31, 2012	3,517,748	5,667,004	40,215,987	—	49,400,739

The Group utilized the income approach valuation method (Level 3) to compute the fair value of its reporting units. The key assumptions used in the income approach, which requires significant management judgment, include business assumptions, terminal value, and discount rate. Significant increases in discount rate or decrease in terminal value in isolation would result in a significantly lower fair value measurement.

A substantial portion of goodwill on the Group’s balance sheet relates to the acquisition of the Group’s online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. The online unit started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. The Group believed that this resulted in slower than previously expected growth for its online business over the next several years. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of the Group’s reporting units against their carrying amount. The Group applied a discount rate of 16.5% and terminal growth rate of 2% in estimating the fair value of the reporting unit. The Group concluded that the carrying amount of its real estate online services reporting unit was higher than its fair value and consequently recorded a one-time goodwill impairment charge of $417,822,304 during the third quarter of 2011.

Based on the impairment tests performed, there was no goodwill impairment as of December 31, 2010 and 2012. The Group recorded a goodwill impairment charge of nil, $417,822,304 and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

9. Repurchase of Shares

In 2011, the Company’s board of directors approved a share repurchase program. Under the program, the Company was authorized, but not obligated, to repurchase within one year its own ADSs with an aggregate value of up to $50 million. As of December 31, 2011, the Company repurchased a total of 2,399,000 ADSs for $20,071,589. The excess of $20,069,191 of purchase price over par value was allocated between additional paid in capital and retained earnings of $8,915,855 and $11,153,336, respectively.

In 2011, CRIC’s board of directors approved a share repurchase program. Under the program, CRIC was authorized, but not obligated, to repurchase within one year its own ADSs with an aggregate value of up to $50 million. As of December 31, 2011, CRIC repurchased a total of 4,206,600 ADSs for $29,862,792. The purchase price was allocated between additional paid-in capital, retained earnings and non-controlling interest of $120,820, $166,092 and $29,575,880, respectively.

In 2012, the Company’s board of directors approved a share repurchase program. Under the program, the Company was authorized, but not obligated, to use up to all of the expected proceeds from the share issuance to management to repurchase the Company’s ADSs on the open market in compliance with applicable law. As of December 31, 2012, the Company has repurchased a total of 371,141 ADSs for $1,569,815. The excess of $1,569,444 of purchase price over par value was allocated between additional paid in capital and retained earnings of $1,569,444 and nil, respectively.

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

In 2012, the Company’s board of directors approved the payment of a cash dividend of $0.15 per ordinary share ($0.15 per ADS) directly from the additional paid-in capital account, for a total of $11,866,670, which was paid in April 2012 to shareholders of record as of the close of business on April 10, 2012.

11. Other Income (Loss), Net

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Gains on marketable securities, realized portion	—	—	734,904
Gains (loss) on marketable securities, unrealized portion	679,626	(8,598,962)	804,621
Recognize (reverse) reimbursement income from depository agent	542,056	721,813	(55,997)
Gain from sales of properties held for sale	1,348,003	417,610	45,936
Gain from bargain purchase	392,524	—	—
Foreign exchange loss	(1,453,940)	(1,051,883)	(379,530)
Loss from disposal of subsidiaries	—	(1,054,348)	—
Amortized discounts related to liability for exclusive rights with Baidu	—	(891,441)	(1,882,804)

Total other income (loss)	1,508,269	(10,457,211)	(732,870)

12. Income Tax

For financial reporting purposes, income before income taxes includes the following components:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Income (loss) Before Income Taxes:
PRC	78,382,049	(3,029,769)	(32,340,085)
Other	(16,731,339)	(464,549,563)	(37,916,141)

Total	61,650,710	(467,579,332)	(70,256,226)

The expense (benefit) for income taxes is comprised of:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Current Tax
PRC	18,153,060	17,257,121	16,813,520
Other	2,513,074	58,037	—

	20,666,134	17,315,158	16,813,520

Deferred Tax
PRC	(7,969,900)	(20,039,088)	(15,644,866)
Other	—	—	—

	(7,969,900)	(20,039,088)	(15,644,866)

Income tax expense (benefit)	12,696,234	(2,723,930)	1,168,654

The Company is incorporated in the Cayman Islands, which is tax-exempt.

On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

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

Shanghai CRIC was approved as a high and new technology enterprise and was therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010. In May 2010, Shanghai CRIC was granted software enterprise status, which exempted it from income taxes for 2009 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. Shanghai CRIC received a $4,286,591 tax refund in the second quarter of 2010 related to its 2009 tax payment, which was recognized as a component of income tax benefit during 2010.

Shanghai Fangxin information technology Co. Ltd. was granted software enterprise status, which exempted it from income taxes for 2012 and 2013 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016.

Shanxi E-House Real Estate Investment Consultant Co., Ltd., Chengdu E-House Western Real Estate Investment Consultant Co., Ltd. and Chongqing E-House Western Real Estate Investment Consultant Co., Ltd. were established in the western region of China and were deemed to be engaged in an industry category encouraged by the government. Shanxi E-House Real Estate Investment Consultant Co., Ltd. was therefore subject to a 15% income tax rate for the years from 2008 through 2010. In September 2010, Chengdu E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% for the years from 2009 through 2010. Both entities have been subject to income tax at the statutory rate of 25% subsequent to 2010. In August, 2012 Chongqing E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% for 2012.

In February 2009, Shanghai SINA Leju, CRIC’s subsidiary in China, was granted software enterprise status, which qualified the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. The Group’s subsidiary in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

The Group’s subsidiary in Macau is subject to the complementary tax at a progressive tax rate of 0% to 12% on Macau sourced profits.

The Company’s subsidiaries incorporated in the BVI are not subject to taxation.

The Group does not anticipate any significant increase to its liability for unrecognized tax benefit within next the 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($15,910) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, E-House Shanghai, is therefore subject to examination by the PRC tax authorities from 2008 through 2012 on non-transfer pricing matters, and from 2003 through the end of 2012 on transfer pricing matters.

The principal components of the deferred income tax assets/ liabilities are as follows:

	As of December 31,
	2011	2012
	$	$
Deferred tax assets:
Accrued salary expenses	11,798,451	16,586,026
Bad debt provision	3,128,545	8,201,901
Net operating loss carry forwards	19,845,104	24,008,244
Advertising expenses temporarily non-deductible	4,345,753	9,415,848
Other	202,734	312,952

Gross deferred tax assets	39,320,587	58,524,971
Valuation allowance	(689,076)	(7,324,717)

Total deferred tax assets	38,631,511	51,200,254

Analysis as:
Current	22,077,959	41,212,042
Non-current	16,553,552	9,988,212

Deferred tax liabilities:
Amortization of intangible and other assets	40,108,863	36,925,632

Total deferred tax liabilities	40,108,863	36,925,632

Analysis as:
Current	—	—
Non-current	40,108,863	36,925,632

Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Balance as of January 1,	157,085	183,392	689,076
Additions	21,110	484,262	6,625,864
Changes due to foreign exchange	5,197	21,422	9,777

Balance as of December 31,	183,392	689,076	7,324,717

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $21,110, $484,262 and $6,625,864 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three years period ended December 31, 2012. Such objective evidence limits the Group’s ability to consider other subjective evidence such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2012, a valuation allowance of $7,324,717 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	12.10%	(24.26)%	(14.86)%
Effect of tax preference	(9.25)%	0.72%	(1.91)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.34)%	(0.83)%	(2.14)%
Tax refund	(6.95)%	—	1.18%
Valuation allowance movement	0.03%	(0.10)%	(9.48)%
Other	—	0.05%	0.55%

	20.59%	0.58%	(1.66)%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
The aggregate dollar effect	9,530,020	3,046,393	(1,336,133)
Per share effect — basic	0.12	0.04	(0.01)
Per share effect — diluted	0.12	0.04	(0.01)

As of December 31, 2011 and 2012, the Group had tax losses carry forward of $79,380,416 and $97,503,509, respectively. These tax losses are available for offset against future profits that may be carried forward until calendar year 2016 and 2017, respectively.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $294.2 million at December 31, 2012 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax.

13. Share-Based Compensation

E-House’s Share Incentive Plan (the “E-House Plan”)

In 2006, the Company adopted the E-House Plan, which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Company. Under the E-House Plan, the Company authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding, to grant as options or restricted shares over a three-year period. In October 2010, the Company authorized an increase of 4,013,619 ordinary shares to the award pool. In November 2012, the Company further authorized an increase of 1,273,000 ordinary shares to the award pool. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares.

Share Options:

During the years ended December 31, 2010, 2011 and 2012, the Company granted options to certain employees, senior management and independent directors for the purchase of nil, 1,994,000 and nil ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of the Company at an exercise price $5.31 per share, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.

The Company has used the binomial model to estimate the fair value of the options granted under the E-House Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions (excludes share option exchange program):

2011
Average risk-free rate of return	2.54%
Contractual life of option	10 years
Average estimated volatility rate	77.02%
Average dividend yield	4.11%

In connection with its merger with CRIC, the Company exchanged 15,107,745 of its options (“E-House Replacement Options”) at an exercise prices from $0.72 to $8.99 under E-House plan for 16,975,028 of options granted under CRIC plan at an exercise prices from $0.64 to $8.00 (“CRIC Replaced Options”), with other terms unchanged. As a result, CRIC’s Share Incentive Plan (the “CRIC Plan”) merged into the E-House Plan and ceased to exist on its own. The incremental compensation cost of $289,930 was measured as the excess of the fair value of the E-House Replacement Options over the fair value of the CRIC Replaced Options at the exchange date.

The Company used the binomial model to estimate the fair value of both the E-House Replacement Options and CRIC Replaced Options using the following assumptions:

	E-House	CRIC
	Replacement	Replaced
	Options	Options
Average risk-free rate of return	2.62%	2.62%
Contractual life of option	7.53 years	7.53 years
Average estimated volatility rate	50.42%	54.21%
Average dividend yield	2.03%	—

On May 9, 2012, 396,050 outstanding options granted from September 24, 2009 to October 10, 2011 held by 3 directors of CRIC were modified to be fully vested on the modification date, with other terms unchanged. The unrecognized compensation cost from the initial grant date was immediately expensed.

On May 29, 2012, the exercise price of 4,211,879 outstanding options, previously granted from July 15, 2009 to March 10, 2011, held by 394 employees was reduced from between $6.75 and $8.99 to $5.34, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. Total incremental compensation cost was $1,811,935.

The Company used the binomial model to estimate the fair value of the modified options using the following assumptions:

2012
Average risk-free rate of return	2.78%
Contractual life of option	8.02 years
Average estimated volatility rate	62.23%
Average dividend yield	2.45%

The weighted-average grant-date fair value of options granted during the year ended December 31, 2011 was $3.31 per share. The Company recorded compensation expense of $4,157,992, $2,903,861, and $17,157,015 for the years ended December 31, 2010, 2011 and 2012, respectively. During the years ended December 31, 2010, 2011 and 2012, 301,192, 81,495, and 194,721 options were exercised having a total intrinsic value of $5,177,687, $422,455 and $436,259, respectively.

A summary of option activity under the E-House Plan during the year ended December 31, 2012 is presented below.

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	Options	Price	Term	Options
		$		$
Outstanding, as of January 1, 2012	3,332,074	5.34
Granted E-House Replacement Options	15,107,745	4.63
Exercised	(194,721)	2.88
Forfeited	(325,504)	5.01
Outstanding, as of December 31, 2012	17,919,594	4.15	6.85	—
Vested and expected to vest as of December 31, 2012	17,719,530	4.15	6.83	—
Exercisable as of December 31, 2012	11,629,919	3.93	6.10	1,977,086

As of December 31, 2012, there was $18,949,198 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 1.46 years.

Restricted Shares:

The Company granted 972,000, 28,000 and 1,273,000 restricted shares to certain employees, directors and officers in 2010, 2011 and 2012 respectively. Under the terms of each restricted shares, restricted shares vest over three years.

In connection with its merger with CRIC, the Company exchanged 77,875 of its restricted shares (“E-House Replacement Restricted Shares”) at an exercise prices from $3.38 to $6.75 under E-House plan for 87,500 of restricted shares granted under CRIC plan at an exercise prices from $3.00 to $6.00 (“CRIC Replaced Restricted Shares”), with other terms unchanged. No incremental compensation cost was recognized from the exchange.

	E-House	CRIC
	Replacement	Replacement
	Restricted	Restricted
	Shares	Shares
Average risk-free rate of return	2.43%	2.43%
Contractual life of option	0.85 years	0.85 years
Average estimated volatility rate	50.42%	54.21%
Average dividend yield	2.03%	—

A summary of restricted share activity under the E-House Plan during the year ended December 31, 2012 is presented below:

		Weighed
	Number of	Average
	Restricted	Grant-date
	Shares	Fair Value
		$
Unvested as of January 1, 2012	919,096	15.56
Granted	1,273,000	3.43
Granted E-House Replacement Restricted Shares	77,875	3.47
Vested	(567,489)	16.08
Forfeited	(71,844)	15.81
Unvested as of December 31, 2012	1,630,638	5.32

The total fair value of restricted shares vested in 2010, 2011 and 2012 was $5,782,457, $10,219,188 and $9,127,103, respectively.

As of December 31, 2012, there was $7,485,479 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 1.90 years.

The Company recorded compensation expense of $5,403,940, $10,668,117 and $9,348,941, for the years ended December 31, 2010 and 2011 and 2012, respectively, related to restricted shares.

Other Equity Compensation:

In August 2011, CRIC signed employee equity compensation arrangements with three senior managers of Beijing Advertisement. Under the agreement, the managers received a 3.5% equity interest of Beijing Advertisement. The award vests over a 16 month service period, starting September 2011. The fair value of Beijing Advertisement was calculated using the discounted cash flow method, under the income approach. The 3.5% equity interest in Beijing Advertisement was valued at $731,676. The Group recorded $182,918 and $563,109 as compensation expense for the year ended December 31, 2011 and 2012, respectively.

As of December 31, 2012, there was no unrecognized compensation expense related to this compensation agreement.

CRIC Plan

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

In April 2012, all the options and restricted shares granted under the CRIC Plan were replaced by E-House’s options and restricted shares under E-House Plan. After that, there was no compensation cost of the options and restricted shares under CRIC Plan.

Share Options:

During 2011, CRIC granted 8,361,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price from $3.75 to $7.02 per share pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of two to three years.

CRIC used the binomial model to estimate the fair value of the options granted under the CRIC Plan using the following assumptions:

2011
Average risk-free rate of return	3.22%
Contractual life of option	10 years
Average estimated volatility rate	70.35%
Average dividend yield	0.00%

The weighted-average grant-date fair value of the options granted in 2011 was $3.16 per share. CRIC recorded compensation expense of $8,584,355, $11,740,056 and $5,781,658, for the year ended December 31, 2010, 2011 and 2012, respectively.

Replacement of COHT’s Option with CRIC Options (“Options Replacement Program”):

In connection with its acquisition of COHT, CRIC exchanged 3,609,000 of its options (“Replacement Options”) under the CRIC Plan for the same number of options granted to certain employees of SINA and COHT (“Replaced Options”) under COHT’s 2008 Share Incentive Plan (“the 2008 COHT Plan”) on the date of CRIC’s IPO (“Replacement Date”), with other terms unchanged. The Replacement Date fair value of $6,777,964 corresponding to the Replacement Options held by SINA employees and $8,182,832 of the Replacement Date fair value corresponding to the Replacement Options held by COHT employees and attributable to their service prior to the Replacement Date was capitalized as part of the business acquisition consideration. Replacement Date fair value of $27,720,433, corresponding to Replacement Options held by COHT employees and attributable to their service after the Replacement Date would be recognized over the requisite service period approximating 3.3 years subsequent to the IPO.

The Replacement Date fair value of the Replaced Options and Replacement Options was $10.64 and $11.44 per share, respectively. For the years ended December 31, 2010, 2011 and 2012, CRIC recorded compensation expense of $8,679,164, $6,348,283 and $2,751,114, associated with the Replacement Options, respectively.

A summary of option activity under the CRIC Plan during the year ended December 31, 2012 is presented below.

		Weighed
	Number of	Average
	Options	Exercise Price
		$
Outstanding, as of January 1, 2012	17,303,065	4.09
Exercised	(200,116)	1.42
Forfeited	(127,921)	4.96
Replaced by E-House options	(16,975,028)	4.12
Outstanding, as of December 31, 2012	—

The total intrinsic value of options under CRIC Plan exercised was $5,167,543, $2,954,839 and $750,115, during the years ended December 31, 2010, 2011 and 2012, respectively.

Restricted Shares:

A summary of restricted share activity under the CRIC Plan during the year ended December 31, 2012 is presented below:

		Weighed
	Number of	Average
	Restricted	Grant-date
	Shares	Fair Value
		$
Unvested as of January 1, 2012	150,000	2.59
Vested	(62,500)	2.08
Replaced by E-House restricted shares	(87,500)	2.95
Unvested as of December 31, 2012	—

The Group recorded compensation expense of $180,322, $180,322 and $54,688 for restricted shares granted to the E-House’s employee for the years ended December 31, 2010, 2011 and 2012, respectively.

The total fair value of restricted shares vested was $194,196, $194,196 and $130,000 during the year ended December 31, 2010, 2011 and 2012, respectively.

14. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $18,269,190, $33,021,394 and $40,724,902, for the years ended December 31, 2010, 2011 and 2012, respectively, for such benefits.

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

The amount of the reserve fund for the Group as of December 31, 2010, 2011 and 2012 was $21,938,303, $26,481,989 and $28,560,250, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $153,138,430 and $160,336,452, of which $4,820,190 and $8,027,725 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2011 and 2012, respectively.

16. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the co-chairman and chief executive officer, who reviews consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.

In 2010 and 2011, the Group had seven operating segments: 1) primary real estate agency services; 2) secondary real estate brokerage services; 3) real estate information and consulting services; 4) real estate online services; 5) real estate advertising services; 6) promotional events service; and 7) real estate fund management services.

In 2012, in line with the business growth, the Group’s CODM reviewed results of primary real estate agency services and secondary real estate brokerage services as a single business unit, instead of two separate units; and reviewed results of real estate advertising services and promotional events as a single business unit, instead of two separate units, when making decisions about allocating resources and assessing performance of the Group. The five operating segments are namely 1) real estate brokerage services; 2) real estate information and consulting services; 3) real estate online services; 4) real estate promotional events and advertising services; 5) real estate fund management services.

In addition, the real estate promotional events and advertising services and real estate fund management services did not meet the significance threshold for separate disclosure in any of the three years of 2010, 2011 and 2012, and have been combined in the other services segment for segment reporting purposes.

Prior period information has been retrospectively adjusted to conform to the current segment presentation. The Group’s CODM reviewed net revenue, cost of sales, operating expenses, income from operations and net income and did not review balance sheet information. Corporation expenses such as selling, general and administrative expenses and interest income were not allocated among segments and were recorded as non-allocated items.

The following tables summarize the selected revenue and expense information for each operating segment:

For the years ended December 31,

		Real Estate
	Real Estate	Information	Real Estate
	Brokerage	and Consulting	Online	Other
2010	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	193,974,388	75,110,282	66,804,671	20,635,786	—	356,525,127
Cost of revenues	(63,836,933)	(3,016,516)	(26,361,391)	(11,631,655)	—	(104,846,495)
Selling, general and administrative expenses	(76,404,465)	(35,214,081)	(54,741,152)	(8,978,057)	(23,087,167)	(198,424,922)
Other operating income	1,937,031	1,802,676	—	341,193	—	4,080,900

Income (loss) from operations	55,670,021	38,682,361	(14,297,872)	367,267	(23,087,167)	57,334,610
Interest income	1,071,039	1,156,337	286,154	114,293	180,008	2,807,831
Other income (expense), net	104,438	557,722	(22,831)	385,759	483,181	1,508,269

Income (loss) before taxes and equity in affiliates	56,845,498	40,396,420	(14,034,549)	867,319	(22,423,978)	61,650,710
Income tax benefit (expense)	(9,653,196)	(2,911,786)	455,815	(587,067)	—	(12,696,234)

Income (loss) before equity in affiliates	47,192,302	37,484,634	(13,578,734)	280,252	(22,423,978)	48,954,476
Loss from equity in affiliates	(2,277)	(271,300)	(5,085)	—	—	(278,662)

Net income (loss)	47,190,025	37,213,334	(13,583,819)	280,252	(22,423,978)	48,675,814

		Real Estate
	Real Estate	Information	Real Estate
	Brokerage	and Consulting	Online	Other
2011	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	176,441,032	61,750,112	136,452,384	26,981,453	—	401,624,981
Cost of revenues	(97,481,259)	(6,708,358)	(37,583,296)	(21,271,577)	—	(163,044,490)
Selling, general and administrative expenses	(97,293,397)	(48,176,668)	(101,384,497)	(8,237,382)	(31,595,643)	(286,687,587)
Goodwill Impairment charge	—	—	(417,822,304)	—	—	(417,822,304)
Other operating income	3,222,483	2,349,105	13,937	594,835	—	6,180,360

Income (loss) from operations	(15,111,141)	9,214,191	(420,323,776)	(1,932,671)	(31,595,643)	(459,749,040)
Interest income	697,076	881,539	675,759	93,130	279,415	2,626,919
Other expense, net	(7,765)	(558,711)	(1,025,801)	(1,060,778)	(7,804,156)	(10,457,211)

Income (loss) before taxes and equity in affiliates	(14,421,830)	9,537,019	(420,673,818)	(2,900,319)	(39,120,384)	(467,579,332)
Income tax benefit (expense)	6,940,664	(3,696,794)	305,651	(825,591)	—	2,723,930

Income (loss) before equity in affiliates	(7,481,166)	5,840,225	(420,368,167)	(3,725,910)	(39,120,384)	(464,855,402)
Income (loss) from equity in affiliates	16,297	(94,385)	(9,609)	(77,413)	—	(165,110)

Net income (loss)	(7,464,869)	5,745,840	(420,377,776)	(3,803,323)	(39,120,384)	(465,020,512)

		Real Estate
	Real Estate	Information	Real Estate
	Brokerage	and Consulting	Online	Other
2012	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	208,284,503	54,517,612	169,755,893	29,881,360	—	462,439,368
Cost of revenues	(114,667,241)	(10,783,472)	(54,117,692)	(23,602,280)	—	(203,170,685)
Selling, general and administrative expenses	(92,291,838)	(53,977,975)	(146,997,279)	(10,544,345)	(33,062,087)	(336,873,524)
Other operating income	2,982,861	2,481,255	153,340	857,567	—	6,475,023

Income (loss) from operations	4,308,285	(7,762,580)	(31,205,738)	(3,407,698)	(33,062,087)	(71,129,818)
Interest income	425,714	624,817	257,204	55,895	242,832	1,606,462
Other income (expense), net	84,937	(59,136)	(1,979,450)	(446)	1,221,225	(732,870)

Income (loss) before taxes and equity in affiliates	4,818,936	(7,196,899)	(32,927,984)	(3,352,249)	(31,598,030)	(70,256,226)
Income tax benefit (expense)	(4,589,892)	623,227	2,329,338	468,673	—	(1,168,654)

Income (loss) before equity in affiliates	229,044	(6,573,672)	(30,598,646)	(2,883,576)	(31,598,030)	(71,424,880)
Income (loss) from equity in affiliates	195,874	(14,933)	(881)	195,449	—	375,509

Net income (loss)	424,918	(6,588,605)	(30,599,527)	(2,688,127)	(31,598,030)	(71,049,371)

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Customer A	58,986,246	58,044,764	55,924,621

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2011	2012
	$	$
Customer A	37,117,123	52,949,294

Details of the customer deposits from customers accounting for 10% or more of total net customer deposits are as follows:

	As of December 31,
	2011	2012
	$	$
Customer B	11,109,490	11,136,720
Customer C	24,000,000	26,000,000
Customer D	20,631,910	20,682,480

17. Related Party Balances and Transactions

Amounts due from related parties are comprised of the following:

	As of December 31,
	2011	2012
	$	$
Customer and supplier	—	46,067
Other	1,500,941	273,313
Total amounts due from related parties	1,500,941	319,380

Amounts due to related parties are comprised of the following:

	As of December 31,
	2011	2012
	$	$
Management	525,000	262,406
Customer and supplier	654,465	3,638,975
Other	595,821	380,449
Total amounts due to related parties	1,775,286	4,281,830

(a) Customer and supplier

Transactions with customers and suppliers who are related parties are as follows:

Revenue recognized by the Group:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
Shanghai Yueshun Real Estate Development Co., Ltd.	7,139	—	—
CRERAT	—	268,380	52,120
SINA	*	*	1,855

*            Indicates SINA was not the related party of the Company before April, 2012.

Selling, general and administrative expenses recorded by the Group:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
CRERAT	—	822,249	476,706

Cost of revenue recorded by the Group:

	Years Ended December 31,
	2010	2011	2012
	$	$	$
SINA	*	*	5,145,039

*            Indicates SINA was not the related party of the Company before April, 2012.

Amount due from (to) customers and suppliers who are related parties are as follows:

Amount due from (to) related parties

	As of December 31,
	2011	2012
	$	$
CRERAT	—	46,067
CRERAT	(654,465)	(1,133,357)
SINA	*	(2,505,618)

*            Indicates SINA was not the related party of the Company before April, 2012.

Mr. Charles Chao, SINA’s director and chief executive officer, has served as a co-chairman of our board of directors after the Merger on April 2012 (related party since April, 2012). And SINA became a major shareholder of the Company from then.

CRERAT is a joint venture formed by the Group with “CRERA” and “CREA”, with the Group owning 51% equity interest of the entity.

(b) Affiliates

Amounts due from (to) affiliates are comprised as the following:

	As of December 31,
	2011	2012
	$	$
Shanghai Yueshun Real Estate Development Co., Ltd. (1)	263,026	273,313
Shanghai Jin Yue Real Estate Development Co., Ltd. (2)	(379,519)	(380,449)
Shanghai Shangyou Property Management Co. Ltd. (3)	1,021,613	*

*            Indicates Shanghai Shangyou Property Management Co. Ltd has not been a related party of the Company since July, 2012.

Notes:

(1)             Xin Zhou is a director of the entity. The amount receivable (payable) is the rental cost paid (rental income received) by the Group on behalf of the entity.

(2)             Xin Zhou is a director of the entity. The amount payable is rental expense paid by the entity on behalf of E-Commercial (Shanghai) Real Estate Advisory Co, Ltd.

(3)             Xin Zhou is not legal representative of the entity since July, 2012. As of December 31, 2011, the balance payable was rental prepayment from the entity.

(c) Management

The amount due to management represents consideration paid by management for unvested restricted shares.

(d) Real Estate Investment Fund Management

In January 2008, the Group formed E-House China Real Estate Investment Fund I, L.P. (the “Fund”), which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner. The general partner receives annual management fee and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, director of the Company, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. The Group has no investment in the Fund. In March 2011, the Group acquired Firmway from the Fund for $12,000,000. (Note 5)

The Group earned $1.0 million, $0.3 million and $0.2 million in management fees from the Fund during the years ended December 31, 2010, 2011 and 2012, respectively.

The Group earned $1.3 million, $1.5 million and $1.6 million in management fees from Shengyuan Center (Note 4) during the years ended December 31, 2010, 2011 and 2012, respectively.

In April 2010, the Group formed E-House Shengquan Equity Investment Center (“Shengquan Center”), which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, Shanghai Yidexin Equity Investment Center, acts as Shengquan Center’s general partner. The general partner receives annual management fee and carried interest on a success basis. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, holds a 2.37% equity interest in the Shengquan Center. The Group earned $0.4 million, $0.6 million and $0.6 million in management fees from Shengquan Center during the years ended December 31, 2010, 2011 and 2012.

18. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 240 months and are renewable upon negotiation. Rental expenses were $15,475,718, $21,757,001 and $24,418,965, for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2012 were as follows:

Amount
Year Ended December 31	$
2013	15,826,340
2014	8,399,544
2015	1,574,038
2016	478,732
2017	273,190
Total	26,551,844

(b) Fund investment commitments

The Group had an investment commitment of RMB60.0 million (equivalent to $9.5 million) to the Wuling Center (Note 4). $2.4 million was paid in November 2012, $0.5 million was paid in January 2013, and the remaining investment commitment is payable upon the fund’s demand.

(c) Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse effect on its business, assets or operations.

The Group has a clawback obligation to the Fund for which the Group acts as the general partner. Carried interest is subject to clawback to the extent that the limited partners have not received a certain level of aggregate distributions or the carried interest exceeds a certain level based on cumulative results. The Group did not recognize any carried interest income for the years ended December 31, 2011 and 2012; nor did the Group have any clawback obligations for those periods.

19. Subsequent Events

In March, 2013, the Company’s board of directors approved the Company’s payment of a cash dividend of $0.15 per ordinary share ($0.15 per ADS) directly from the additional paid-in capital account, which will be payable on or about May 30, 2013 to shareholders of record as of the close of business on April 10, 2013. Dividends to be paid to the Company’s ADS holders through the deposit bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

In March, 2013, the Company closed the transaction of its new share issuance to the management team, as announced on December 10, 2012. Through this transaction, the Company issued an aggregate of 17,790,125 ordinary shares of the Company to Kanrich Holdings Limited (“Kanrich”), a British Virgin Islands company established by Mr. Xin Zhou and other members of the Company’s management, and controlled by Mr. Xin Zhou, for an aggregate purchase price of approximately $62.6 million. In December 2012, the Board also approved that the Company would use the proceeds from the share issuance to repurchase the Company’s American depositary shares (“ADSs”) on the open market in compliance with applicable law and in a manner consistent with market conditions and the interests of its shareholders. As of April 17, 2013, the Company has repurchased 3,158,933 shares of ADSs on the open market at an average price of $4.69 during 2013.