Form 20-F
period 2013-12-31
E-HOUSE (CHINA) HOLDINGS LTD
filed 2014-04-23
CIK 1405658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Qiushi Building, 11/F 383 Guangyan Road, Zhabei District Shanghai 200072 People’s Republic of China
(Address of principal executive offices)

Bin Laurence

Chief Financial Officer

E-House (China) Holdings Limited

Qiushi Building, 11/F

383 Guangyan Road, Zhabei District

Shanghai 200072

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

142,784,504 ordinary shares, par value $0.001 per share, as of December 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

•                  “Leju” refers to Leju Holdings Limited, our majority-owned subsidiary;

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

•                  “we,”“us,”“our company,”“our” or “E-House” refers to E-House (China) Holdings Limited, a Cayman Islands company, its predecessor entities and its subsidiaries and consolidated variable interest entities; and

•                  “$,”“dollars,”“US$” or “U.S. dollars” refers to the legal currency of the United States.

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

You can identify these forward-looking statements by words or phrases such as “may,”“will,”“expect,”“anticipate,”“aim,”“estimate,”“intend,”“plan,”“believe,”“likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

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

PART I.

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2009 and 2010 and our consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	As of and for the Years Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	299,538	356,525	401,625	462,439	731,079
Cost of revenues	(70,343)	(104,846)	(163,044)	(203,171)	(274,036)
Selling, general and administrative expenses	(125,721)	(198,425)	(286,688)	(336,873)	(400,947)
Gain from settlement of pre-existing relationship	2,101	—	—	—	—
Goodwill impairment charge	—	—	(417,822)	—	—
Other operating income	4,759	4,081	6,180	6,475	4,918
Income (loss) from operations	110,334	57,335	(459,749)	(71,130)	61,014
Net income (loss)	117,382	48,676	(465,020)	(71,049)	51,086
Less: net income (loss) attributable to non-controlling interest	17,104	12,522	(194,663)	(14,078)	(871)
Net income (loss) attributable to E-House shareholders	100,278	36,154	(270,357)	(56,971)	51,957
Earnings (loss) per ordinary share and ADS(1):
Basic	$1.26	$0.45	$(3.39)	$(0.54)	$0.40
Diluted	$1.25	$0.44	$(3.39)	$(0.54)	$0.38
Dividends per ordinary share:
Basic	—	0.25	0.25	0.15	0.15
Weighted average number of ordinary shares used in per share calculations:
Basic	79,643,079	80,287,171	79,769,823	106,159,388	130,163,165
Diluted	80,456,210	81,302,622	79,769,823	106,159,388	135,779,997

Consolidated Balance Sheet Data:
Cash and cash equivalents	548,062	543,818	392,005	210,841	413,319
Total assets	1,472,125	1,558,267	1,143,698	1,011,962	1,355,520
Total current liabilities	115,147	140,099	176,097	222,284	356,624
Total E-House shareholders’ equity	857,766	901,100	633,362	738,925	821,938

Note: (1) Each ADS represents one ordinary share.

Non-GAAP Financial Measures

The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss) and our adjusted net income (loss) attributable to E-House shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, amortization of intangible assets resulting from business combinations, gain from settlement of pre-existing relationship, gain relating to the acquisition of the online services segment, loss from the disposal of subsidiaries and goodwill impairment charge. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP, or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense, amortization of intangible assets resulting from business combinations, gain from settlement of pre-existing relationship and goodwill impairment charge.

We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax), amortization of intangible assets resulting from business combinations (net of tax), gain from settlement of pre-existing relationship (net of tax), gain relating to the acquisition of the online services segment (net of tax) and goodwill impairment charge (net of tax).

We define adjusted net income (loss) attributable to E-House shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests), amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests), gain from settlement of pre-existing relationship (net of tax and non-controlling interests), gain relating to the acquisition of the online services segment(net of tax and non-controlling interests), loss from the disposal of subsidiaries (net of tax and non-controlling interests) and goodwill impairment charge (net of tax and non-controlling interests).

The use of the below non-GAAP financial measures has material limitations as an analytical tool, as they do not include all items that impact our income (loss) from operations, net income (loss), and net income (loss) attributable to E-House shareholders for the period. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expense, amortization of intangible assets results from business acquisitions, and goodwill impairment charge both in our reconciliations to the financial measures under U.S. GAAP, and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted income (loss) from operations, adjusted net income(loss) and adjusted net income (loss) attributable to E-House shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	For the Years Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of $)

Income (loss) from operations	110,334	57,335	(459,749)	(71,130)	61,014
Share-based compensation expense	11,921	27,006	32,024	35,656	18,903
Amortization of intangible assets resulting from business acquisitions	6,157	20,914	22,228	22,956	22,606
Gain from settlement of pre-existing relationship	(2,101)	—	—	—	—
Goodwill impairment charge	—	—	417,822	—	—
Adjusted income (loss) from operations	126,311	105,255	12,325	(12,518)	102,523

Net income (loss)	117,382	48,676	(465,020)	(71,049)	51,086
Share-based compensation expense (net of tax)	11,921	27,006	32,024	35,656	18,903
Amortization of intangible assets resulting from business acquisitions(net of tax)	5,873	18,177	19,220	19,740	14,924
Gain from settlement of pre-existing relationship (net of tax)	(2,101)	—	—	—	—
Gain relating to the acquisition of the online services segment (net of tax)	(21,453)	—	—	—	—
Loss from the disposal of subsidiaries (net of tax)	—	—	1,054	—	—
Goodwill impairment charge (net of tax)	—	—	417,822	—	—
Adjusted net income (loss)	111,622	93,859	5,100	(15,653)	84,913

Net income (loss) attributable to E-House shareholders	100,278	36,154	(270,357)	(56,971)	51,957
Share-based compensation expense (net of tax and non-controlling interests)	10,186	19,987	24,318	32,249	18,903
Amortization of intangible assets resulting from business acquisitions(net of tax and non-controlling interests)	3,372	9,633	10,171	16,360	14,562
Gain from settlement of pre-existing relationship (net of tax and non-controlling interests)	(1,051)	—	—	—	—
Gain relating to the acquisition of the online services segment (net of tax and non-controlling interests)	(10,736)	—	—	—	—
Loss from the disposal of subsidiaries (net of tax and non-controlling interests)	—	—	565	—	—
Goodwill impairment charge (net of tax and non-controlling interests)	—	—	226,183	—	—
Adjusted net income (loss) attributable to E-House shareholders	102,049	65,774	(9,120)	(8,362)	85,422

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the certified exchange rate in effect on December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 18, 2014, the certified exchange rate was RMB6.2240 to US$1.00.

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

	Exchange Rate
Period	Period End	Average(1)	Low	High
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0894	6.0927	6.0815
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0810	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18, 2014)	6.2240	6.2121	6.2240	6.1966

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

We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in real estate prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. For example, the announcement and implementation of  restrictive measures in early 2011, combined with further credit tightening, resulted in a severe downturn in the real estate market with a fall of overall transaction volume in many major cities in 2011 and 2012. In its continuing efforts to curb real estate price, the Chinese government released further restrictive policies in 2012 and early 2013. These measures have affected and may continue to affect the growth of the PRC real estate market. See “—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. Since January 2011, PRC government agencies have issued a number of rules to cool down the real estate market, which include:

•                  minimum down payments for the first self-use housing unit purchased by a family with a gross construction area of more than 90 square meters must be no less than 30% of the purchase price;

•                  minimum down payments for the second housing unit purchased by a family was increased from 40% to 50%, and then further increased to 60%, and the loan interest rate must be no less than 110% of benchmark lending interest rate;

•                  all municipalities directly under the central government, all provincial capitals and other cities where the local housing prices are deemed to be too high or to have risen too fast, are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;

•                  business tax is imposed and calculated on the full sales revenues for the sale of all housing units held for less than five years, and on the difference between the sales revenue and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased five or more years ago;

•                  real estate property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing; and

•                  governments of most major cities are required to set up and make public their target for controlling the price of local, newly built, residential housing units for the current year within the first season. Accordingly, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have started such exercise to announce their respective price control targets for each year since 2011.

In late February and March 2013, the PRC government issued the “New Five Policies” for administration of the housing market and detailed implementation rules, which revealed the PRC government’s strong determination to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. For example, in cities where housing unit sales have already been subject to restrictions, if the local housing supply is not sufficient so that the housing prices are rising too fast, local governments are required to take more stringent measures to restrict housing units from being sold to those families who own one or more housing units. In cities where the housing prices are rising too fast, the minimum down payment for the second housing unit purchased by a family may be further increased from 60% and the loan interest rate may be raised to be more than 110% of benchmark lending interest rate, as the local housing price control measures require. Following the request of the central government, Beijing, Shanghai and other major cities in China have announced detailed regulations for the New Five Policies in late March 2013, to further cool down local real estate markets. Such measures and policies by the government have caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012 . There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. In addition, there have been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012.Any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

Since 2008, we have formed strategic alliances with a number of leading real estate developers in China including Evergrande Real Estate Group, or Evergrande. The success of these strategic alliances depends on, among others, our successful sales and marketing of the projects and properties, the developers’ ability to make timely delivery of properties in satisfactory quality and quantity and purchasers’ ability to obtain financing and complete their purchase obligations. If we fail to successfully market and sell these new properties, or if purchasers fail to complete their purchase obligations for any reason, we may not be able to continue the existing strategic alliances or enter into new strategic relationships with leading real estate developers and our results of operations and prospects may be materially and adversely affected.

In August 2010, we launched Baidu’s real estate website, house.baidu.com, and home furnishing website, jiaju.baidu.com, to offer search-based advertising for China’s real estate industry pursuant to our strategic cooperation agreement with Baidu, which expires in March 2015. In August 2011, we became Baidu’s premier strategic online real estate partner and obtained the exclusive right, through March 2015, to sell Baidu’s real estate Brand-Link product, a form of keyword advertising. If we are unable to renew our agreements with Baidu when they expire on favorable terms, or at all, or if Baidu reduces or terminates its support for, or cooperation with respect to, our real estate online operations, our business may be materially and adversely affected.

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

In November 2013 we launched version 4.0 of our Leju real estate e-commerce platform, which is designed to enable the integration of real estate e-commerce with financial services. As part of this new platform, we formed a strategic venture with CITIC, pursuant to which CITIC introduced “Leju Loan”, an innovative financial product that aims to provide added liquidity and improve the overall purchasing power of home buyers through our online platform. In addition, through our subsidiary, Leju, we have established strategic cooperation relationships with SINA’s Weibo and Tencent’s Weixin, two of China’s leading social media platforms. We may also explore other new initiatives to increase public awareness of and further strengthen our Leju real estate e-commerce platform. There can be no assurance that we will be able to maintain our strategic venture with CITIC or maintain our strategic cooperation relationships with SINA’s Weibo and Tencent’s Weixin, or that we will be able to execute on any other new initiatives successfully and achieve the expected results.

Our business faces risks associated with the application of the e-commerce business model to the real estate industry.

Our e-commerce business was established in 2011 and became an integral part of our online real estate service operations following its rapid growth in 2012 and 2013. The business of providing these e-commerce services is still relatively new and evolving, and its growth depends on our ability to manage it effectively. Although we generally have been able to maintain contractual arrangements with third-party property developers who allow us to sell discount coupons to prospective real estate purchasers on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. Customer complaints or negative publicity about our services could diminish consumer confidence in and use of our services.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

Our revenues increased 58.1% to $731.1  million for the year ended December 31, 2013 from $462.4  million for the year ended December 31, 2012. We intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

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

Although we are one of the largest real estate agency companies in China, our relative competitive position varies significantly by service type and geographic area. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels or ensure that we will not encounter increased competition. Some of our competitors, such as Hopefluent Group Holdings Limited and SYSWIN Inc., may have smaller aggregate businesses than us, but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as World Union Real Estate Consultancy (China) Ltd., Jones Lang LaSalle, Centaline Group and SouFun Holdings Limited. These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.

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

Revenues from our online services are closely linked with the timing of various real estate project launches, which could fluctuate from period to period.

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

Revenues derived from services we rendered to the top ten clients in each of 2011, 2012 and 2013, accounted for approximately 25.7% , 22.6% and 16.9%, respectively, of our total revenues. One real estate developer client accounted for over 10% of our total revenues in each of 2011 and 2012, and no client accounted for over 10% of our total revenues in 2013. In the future, these real estate developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all, or they may experience financial or other difficulties that prevent them from making timely delivery of their properties under development. Should these real estate developers terminate or substantially reduce their business with us and we fail to find alternative real estate developers to provide us with revenue-generating business, or if any of them fail to make timely delivery of their properties under development, our financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle our accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of our developer clients elect to settle our commission and other service fees only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients and collect the funds owed to us. This also results in large accounts receivable balances. As of December 31, 2013, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $357.4 million. Some of our developer clients require us to pay an upfront and refundable deposit as demonstration of our financial strength and commitment to provide high quality service, and refund our customer deposits subject to certain pre-determined criteria at a date specified in the agency contracts. If any of our clients with significant outstanding accounts receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such accounts receivable and customer deposits, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

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

We derive a significant amount of revenue from our operation of SINA websites and there can be no assurance that our relationship with SINA will continue on satisfactory terms.

Through an agreement in 2009 entered into between SINA and us, we own SINA’s real estate operations. SINA is a substantial shareholder in our company. To a large extent, the operations and revenues of our real estate online business rely on SINA’s cooperation with us. The domain names of some major websites of our business are owned by SINA and licensed to us through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we recently amended and restated to extend through 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, we are the exclusive agent of SINA for selling advertising to the real estate advertisers through 2024. To a certain extent, we rely on SINA’s continued cooperation on an ongoing basis to enjoy our rights pursuant to our agreements with SINA. SINA could at any time reduce its support for our business. In addition, SINA’s dual role as our substantial shareholder and contractual counterparty could result in conflicts of interest. If for any reason SINA does not fulfill its obligations in accordance with the advertising inventory agency agreement or any of the other agreements or otherwise reduces its support for our online real estate operations, our business may be materially and adversely affected.

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

Any competitive advantage that we may derive from our CRIC system depends in large part on our protecting our proprietary rights in it. We have imposed contractual obligations on employees and consultants and have taken other precautionary measures to maintain the confidentiality of our proprietary information and restricted the use of the proprietary information other than for our company’s benefit. If our employees and consultants do not honor their contractual obligations and misappropriate our database and other proprietary information, our business would suffer as a result.

As internet domain name rights are not rigorously regulated or enforced in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to the “E-House” or “Leju” trademarks or their Chinese equivalents. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

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

Due to the broad geographic scope of our operations and the wide variety of real estate services we provide, we are subject to numerous national, regional and local laws and regulations specific to the services we perform. Pursuant to the Foreign Investment Industrial Guidance Catalogue, the real estate brokerage and real estate consulting services are among the restricted foreign investment industries. Establishment of or investment in any new indirect subsidiaries in these restricted industries by our PRC subsidiaries directly is, and by our PRC subsidiaries indirectly through their subsidiaries may be, subject to approval of the Ministry of Commerce or its relevant local counterparts. In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. Among our PRC operating entities with the registered business scope of real estate brokerage business, we have completed such filings with the relevant local real estate administrative authorities for some entities, and are in the process of filings or preparing the relevant application documents for the filings with respect to the remaining entities which intend to make such filings. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all.

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

In addition, Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, Shanghai Yi Xin E-Commerce Co., Ltd., or Shanghai Yi Xin, and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu, as well as their respective subsidiaries, our consolidated variable interest entities operating our real estate online business, are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including an ICP license. These licenses are essential to the operation of our real estate online business and are generally subject to annual review by the relevant governmental authorities. In addition, Beijing Leju, Shanghai Yi Xin and/or Beijing Jiajujiu and their respective subsidiaries may be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or web links to such programs, other websites or data on the websites may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for internet and network transmission of video and audio programs. During operation of our real estate online business, we post information, including graphics, web links to videos, other websites or data on websites operated by us. Our consolidated variable interest entities and their subsidiaries do not have internet publication licenses and licenses for internet and network transmission of video and audio programs. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA and Baidu, who possess all these licenses and permits, through our contractual arrangement with them. However, we cannot assure you that government would not require us to obtain these licenses separately for operation of our real estate online business even if the underlying hosting of the relevant content may be provided by a qualified third party like SINA and Baidu. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries, consolidated variable interest entities and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, including confiscation of revenues, sanctions or liabilities, which in turn could materially and adversely affect our business, financial condition and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2013. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2013.However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Security breaches, computer viruses, “denial of service” and computer hacking attacks could harm our real estate information and online business.

As we further develop our real estate information and online services and further tap into the real estate e-commerce business, we are subject to an increasing risk of security breaches, computer viruses, interruptions of access through the use of “denial of service” attacks, computer hacking or similar attacks. Although we have not experienced a security breach in the past, such attacks may occur to our CRIC system and other aspects of our real estate online operations in the future. Any security breach caused by hacking or other attacks, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions, loss, corruption or unavailability of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our real estate information and online businesses. Any loss or tampering of our CRIC system or any failure to maintain availability, performance, reliability and security of our network infrastructure or real estate information and online services to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new ones.

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

We have in the past, and may in the future, sell interests in one or more of our subsidiaries.

As part of our funding exercises we may sell all or part of our interests in one or more of our subsidiaries through a listing of the shares of such subsidiaries or the sale to third parties of all or a portion of our equity interests in such subsidiaries. For example, in March 2014 we sold a 16.0% equity interest in Leju to Tencent and in April 2014 Leju completed its initial public offering of Leju ADSs. As a result of these transactions, and Leju’s private placement of ordinary shares to Tencent concurrently with its initial public offering in April 2014, our equity interest in Leju has been reduced to 76.3% as of April 22, 2014. Following any such sale of all or part of our interest in a subsidiary, our equity interest in the assets held by such the subsidiary would be reduced by a corresponding amount. Although we would receive the proceeds of any sale of equity interests in a subsidiary, there can be no assurance that such proceeds will accurately reflect the value of such subsidiary to our business, that the price of our ADSs will not fall as a result of such sale or that we will not be adversely affected by any potential reduction in our consolidated income or cash flows. Furthermore, there can be no assurance that the proceeds of any sale of equity interests in a subsidiary will be reinvested in our business and that the benefits of such proceeds will accrue to holders of our ordinary shares and our ADSs to the extent of the benefits generated by the sold shares or at all.

We are exposed to potential liability for information on our websites and for products and services sold over the internet and we may incur significant costs and damage to our reputation as a result of defending against such potential liability and could be subject to penalties or other severe consequences from PRC regulatory authorities as a result of such information.

We provide third-party content on our websites such as real estate listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. In addition, our website, jiaju.com, is a platform for third party home furnishing distributors to offer their products and services to consumers. We could be exposed to liability with respect to such third-party information or the goods and services sold through our website. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. Moreover, our relevant consolidated variable interest entities, as internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites for compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

China has enacted laws, rules and regulations governing internet access and the distribution of news, information or other content, as well as products and services, through the internet. If any internet content we offer or will offer through our consolidated variable interest entities were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, which could have a material adverse effect on our business, financial condition and results of operations.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Some of our PRC subsidiaries, consolidated variable interest entities and their subsidiaries use seconded employees for their principal business activities. If the relevant PRC companies are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the internet infrastructure in China. Substantially all access to the internet is maintained through state-controlled telecommunication operators under the administrative control and regulatory supervision of MIIT. In addition, the national networks in China are connected to the internet through international gateways controlled by the PRC government. These international gateways are generally the only websites through which a domestic user can connect to the internet. We cannot assure you that a more sophisticated internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in internet usage.

We also rely on China Unicom and China Telecom to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Unicom or China Telecom, or if China Unicom or China Telecom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Unicom and China Telecom. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties.

E-House (China) Holdings Limited is a Cayman Islands company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the internet and advertising industries, we conduct part of our business through contractual arrangements with our affiliated PRC entities. We rely on Beijing Leju and its subsidiaries to operate our real estate online business and real estate advertising service business. We use Shanghai Yi Xin to operate our real estate e-commerce platform, Beijing Jiajujiu and its subsidiaries to operate our online home furnishing websites and Shanghai Kushuo Information Technology Co., Ltd., or Shanghai Kushuo, and its subsidiaries to operate our real estate offline advertising business. Beijing Leju and its subsidiaries, Shanghai Yi Xin, Beijing Jiajujiu and its subsidiaries, and Shanghai Kushuo and its subsidiaries hold the licenses and approvals that are essential for our business operations.

We have entered into, through our majority-owned subsidiaries, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, Shanghai Yi Yue Information Technology Co., Ltd., or Shanghai Yi Yue, Beijing Maiteng Fengshun Science and Technology Co., Ltd., or Beijing Maiteng, and Shanghai Yifang Software Co., Ltd., or Shanghai Yifang, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo and their respective shareholders. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo and their subsidiaries; (2) receive substantially all of the economic benefits from the four variable interest entities and their subsidiaries in consideration for the services provided by our subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in the variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of the variable interest entities to transfer all or part of the equity interest in the variable interest entities to another PRC person or entity designated by us at any time in our discretion. These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju,”“—Contractual Agreements with Shanghai Yi Xin,”“—Contractual Agreements with Beijing Jiajujiu” and “—Contractual Agreements with Shanghai Kushuo.”

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business or advertising industry, or if the PRC government otherwise finds that we, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or Shanghai Kushuo, or any of their subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

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

The imposition of any of these penalties could have a material and adverse effect on our ability to conduct our business and adversely affect our financial condition and results of operations. If any of these penalties results in our inability to direct the activities of any of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or Shanghai Kushuo that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or Shanghai Kushuo, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo and their respective shareholders to operate our real estate online business and our real estate advertising business. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju,”“—Contractual Agreements with Shanghai Yi Xin,”“—Contractual Agreements with Beijing Jiajujiu” and “—Contractual Agreements with Shanghai Kushuo.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or Shanghai Kushuo. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo, and our ability to conduct our business may be negatively affected.

In 2011 2012 and 2013, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo and their respective subsidiaries contributed in aggregate approximately 30%, 37% and 44% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo and their respective subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo and their respective subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of our consolidated variable interest entities in China, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo. These individuals may have conflicts of interest with us. Beijing Leju is 80% owned by Mr. Xudong Zhu, the head of our offline advertising operations, and 20% owned by Mr. Zuyu Ding, our co-president. Neither Mr. Zhu nor Mr. Ding have a significant equity stake in our company. Conflicts of interests between their dual roles as shareholders of Beijing Leju and as officers of our company may arise. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause Beijing Leju and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Beijing Leju and its subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between Mr. Zhu or Mr. Ding and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. In addition, Shanghai Yi Xin and Beijing Jiajujiu are 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma, an employee of our company, and Shanghai Kushuo is 50% owned Mr. Zuyu Ding and 50% owned by Mr. Weijie Ma. These individual shareholders do not have a significant equity stake in our company, and they may potentially have similar conflicts of interests as described above. If we cannot resolve any conflicts of interest or disputes between us and the individual shareholders of our consolidated variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and as to the outcome of which there is substantial uncertainty.

Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or Shanghai Kushuo may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to our consolidated variable interest entities, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo, the shareholders of the variable interest entities pledge their equity interest in the variable interest entities to our subsidiaries to secure their and the relevant variable interest entities’ performance of the obligations under the relevant contractual arrangements. The equity pledges under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of the consolidated variable interest entities or its shareholders fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in the relevant variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the relevant variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask our PRC subsidiary that is a party to the exclusive call option agreement with the variable interest entity’s shareholder, to designate another PRC person or entity to acquire the equity interest in the variable interest entity and replace the existing shareholder pursuant to the exclusive call option agreement.

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiaries was stated as the pledgor’s portion of the registered capital of the variable interest entity. The equity pledge agreements with the shareholders of the variable interest entities provide that the pledged equity interest constitute continuing security for any and all of the indebtedness, obligations and liabilities under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the variable interest entities. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the variable interest entities and their subsidiaries for the benefit of us or our PRC subsidiaries, although the variable interest entities grant our PRC subsidiaries options to purchase the assets of the variable interest entities and their equity interests in their subsidiaries under the exclusive call option agreement.

Contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or Shanghai Kushuo owe additional taxes could reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or Shanghai Kushuo do not represent an arm’s-length price and adjust the taxable income of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo or their subsidiaries, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our variable interest entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our variable interest entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

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

SAFE issued a public notice, commonly referred to as Circular No. 75, in October 2005 requiring PRC domestic residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents who are beneficial owners of offshore special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident beneficial owners are also required to amend their registrations with the local SAFE branch in certain circumstances. SAFE subsequently issued relevant guidance and rules, which provide for more specific and stringent supervision of the SAFE registration under Circular No. 75. We are aware that our PRC resident beneficial owners subject to the SAFE registration requirements have registered with the Shanghai SAFE branch and will amend such registration to reflect the recent changes to our corporate structure.

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

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, including the remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

PRC regulations relating to acquisitions in China require us to obtain certain approvals from the Ministry of Commerce and the failure to obtain such approval could have a material and adverse effect on our business, results of operations, reputation and the trading price of our ADSs.

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

In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise be restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo, our then variable interest entity, and its shareholder, which provide us with substantial ability to control Tian Zhuo. After the transfer of 10% equity interests in Tian Zhuo from Mr. Xin Zhou to Mr. Xudong Zhu in July 2009, we entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders which continue to provide us with substantial ability to control Tian Zhuo. In October 2012, the shareholders of Tian Zhuo transferred all of their equity interests in Tian Zhuo to Shanghai Lerong Information Technology Co., Ltd., a subsidiary of Beijing Leju, so that Tian Zhuo became a wholly owned subsidiary of Beijing Leju, and the contractual arrangement with Tian Zhuo was accordingly terminated. In December 2013, Shanghai Lerong Information Technology Co., Ltd. transferred all of its equity interests in Tian Zhuo to Shanghai Kushuo, so that Tian Zhuo has become a wholly owned subsidiary of Shanghai Kushuo. We have also entered into contractual arrangements with each of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo and their respective shareholders, which provide us with substantial ability to control each of these entities. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

If the Ministry of Commerce subsequently determines that their approval was required for such contractual arrangements, we may need to apply for a remedial approval. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Inability to obtain such approval or waiver from the Ministry of Commerce may have a material and adverse effect on our business. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of U.S. dollars into the PRC, or take other actions that could have further material and adverse effects on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

E-House is a holding company, and it relies principally on dividends from its subsidiaries in China to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and service any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to E-House. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to E-House could materially and adversely limit its ability to fund our business operations, make investments or acquisitions that could be beneficial to our businesses or pay dividends.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies.”

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

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation and the Ministry of Finance effective as of February 22, 2008, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also recognized as a qualified software enterprise in September 2008 and was further approved by the local tax authority in May 2010 and, thus, it is likewise eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Another majority-owned subsidiary Shanghai Fangxin Information Technology Co. Ltd., or Shanghai Fangxin, was recognized as a qualified software enterprise in February 2012 and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Furthermore, the PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the State” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or nonfinancial, as stipulated in the implementation rules, to enjoy a reduced 15% enterprise income tax rate. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Each of Shanghai CRIC and Shanghai SINA Leju was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2013 through 2014. However, qualified software enterprise status and high and new technology enterprise status is subject to annual review. Shanghai SINA Leju, Shanghai CRIC and Shanghai Fangxin are in the process of completing the annual review for 2013. If Shanghai SINA Leju, Shanghai CRIC or Shanghai Fangxin fails to maintain software enterprise status in any annual review, or Shanghai CRIC and Shanghai SINA Leju fails to maintain its high and new enterprise status, their applicable enterprise income tax rate may increase to up to 25%, which could have a material and adverse effect on our financial condition and results of operations.

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

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends and interest distributed to our investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs.

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

The PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and its implementation rules. If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, may be exempt from PRC tax since such income is exempted under the PRC Enterprise Income Tax Law to a PRC resident recipient. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, and the PRC foreign exchange control authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as PRC resident enterprises, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions. In addition, ambiguities also exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we were considered a PRC resident enterprise, any interest payable to non-resident enterprise holders of the notes and dividends payable to non-resident holders of our ordinary shares or ADSs, and the gains such investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax (or 20% in the case of non-resident individual holders), unless otherwise exempted or reduced pursuant to treaties or applicable PRC law.

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

Foreign ownership of the real estate agency and brokerage business in China is restricted under PRC regulations. This may limit our ability to establish new PRC operating entities or to increase registered capital of existing entities in the future.

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

In addition, currently, we mainly use E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd., or City Rehouse, and its subsidiaries to provide support for our real estate e-commerce business. Certain of the support services provided by City Rehouse and its subsidiaries may be regarded as real estate agency and brokerage services under PRC law. Although City Rehouse has not obtained approval from the competent local branch of the Ministry of Commerce in connection with its establishment of, or investment in, its subsidiaries with a registered business scope of real estate brokerage business, each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and none of such subsidiaries has received any notice of warning or penalties from the competent authorities for lacking such approval. We intend to seek approval from the local branch of the PRC Ministry of Commerce for City Rehouse’s ownership in each of its subsidiaries that has a registered business scope of engaging in the real estate brokerage business. We are in the process of preparing the relevant application documents. However, it may be difficult and time-consuming for us to obtain such approval, or we may not be able to obtain it at all. If the relevant PRC government authorities require us to have such approval, the lack of such approval may lead to our relevant subsidiary being ordered to cease conducting the relevant e-commerce support services business or becoming subject to warnings, fines or revocation of its licenses.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by entities who are non-PRC resident enterprises. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, and its subsequent application rules, where a non-PRC resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-PRC resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us. SAT Circular 698 also points out that when a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms,(including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation, and if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor concerns regarding China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be highly volatile.

In 2013, the closing price of our ADSs on the New York Stock Exchange, or the NYSE, varied from a high of $15.08 to a low of $3.94. The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•                  actual or anticipated fluctuations in our quarterly results of operations;

•                  changes in financial estimates by securities research analysts;

•                  changes in government real estate policies or conditions in the real estate industry in China;

•                  changes in the economic performance or market valuations of other real estate services companies;

•                  announcements by us or our competitors of new products, acquisitions, strategic investments or partnerships, joint ventures, or capital commitments or capital markets transactions;

•                  addition or departure of key personnel;

•                  fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•                  sales or repurchases of our ADSs or ordinary shares; and

•                  general economic or political conditions in China.

The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Since 2011, some China-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2014, we had 142,809,504 ordinary shares outstanding, of which 29,333,740 ordinary shares were held by SINA. Pursuant to an Investor Rights Agreement we entered into with SINA in August 2012, we agreed to provide SINA with certain registration rights in respect of our ordinary shares and ADSs owned by SINA, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Investor Rights Agreement with SINA.” In addition, a total of 31,500,000 ordinary shares held by certain shareholders affiliated with our management are currently subject to a share charge for the benefit of a third-party lender which has entered into a margin loan facility with one of these shareholders. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We have agreed to register part or all of the shares subject to the share charge on a shelf registration statement under certain conditions and upon occurrence of certain circumstances, if ever. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. If part or all of the shares subject to the share charge are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

Our holding company is incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries in China. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Cayman Islands or PRC court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits provided certain conditions are met.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2013Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by non-controlling shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. Holders.

We will be classified as a “passive foreign investment company,” or “PFIC” for United States federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

While we do not expect to be a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2013, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets, for purposes of the PFIC test, will generally be determined by reference to the market price of our ADSs or ordinary shares.  Accordingly, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the notes, ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of an investment in our ADSs or ordinary shares if we are treated as a PFIC for our current taxable year or any future taxable year, including the possibility of making a “mark-to-market” election.

See the discussion under “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules” concerning the United States federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

ITEM 4.        INFORMATION ON THE COMPANY

A.            History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries and consolidated variable interest entities. We commenced operations in 2000 through Shanghai Real Estate Sales (Group) Co., Limited, or E-House Shanghai, a limited liability company established in China, and its subsidiaries and affiliates. One of the initial investors of E-House Shanghai was our co-chairman and chief executive officer, Mr. Xin Zhou. In August 2004, we established our holding company, E-House, in the Cayman Islands as an exempted company with limited liability. After a series of transactions, E-House Shanghai became a wholly-owned subsidiary of E-House in April 2005 and that E-House Holdings was owned by the same group of investors with the same ownership proportions as E-House Shanghai prior to these transactions.

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

In December 2013 we issued US$135,000,000 principal amount of 2.75% convertible senior notes due 2018. The notes will bear interest at a rate of 2.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes will mature on December 15, 2018. The notes are convertible into ADSs, at the option of the holders, in integral multiples of US$1,000 principal amount and at any time prior to the close of business on the second business day immediately preceding the maturity date.

In March 2014, we entered into a share purchase and subscription agreement with Leju and Tencent, pursuant to which Tencent acquired from us 19,201,800 of Leju’s ordinary shares, or 15% of its total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju’s shares that were granted and outstanding at the time for $180 million in cash. On April 17, 2014, Leju listed its American depositary shares, each representing one ordinary share of Leju (the “Leju ADSs”), on the NYSE in connection with an initial public offering. Leju issued a total of 10,000,000 ordinary shares of Leju, represented by 10,000,000 Leju ADSs, at $10.00 per Leju ADS in connection with its initial public offering, and an additional 2,029,420 Leju ordinary shares to Tencent in a private placement concurrent with Leju’s initial public offering at $10.00 per Leju share. Following these transactions, we remained the majority shareholder of Leju, holding 76.3% of Leju’s total outstanding shares, and Tencent became Leju’s second largest shareholder holding 16.1% of Leju’s total outstanding shares, in each case as of April 22, 2014.

Our principal executive offices are located at Qiushi Building, 11/F, 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China. Our telephone number at this address is +86 21 6133-0808. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. In addition, we have 60 branch offices in mainland China, and a branch office in each of Hong Kong and Macau. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue 4th Floor, New York, New York 10017.

B.            Business Overview

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide real estate online services (including e-commerce, online advertising and listing services), real estate brokerage services (including primary real estate agency services and secondary real estate brokerage services), real estate information and consulting services and other services (including real estate advertising services, real estate promotional event services and real estate investment fund management services). Our clients mainly include leading domestic and international real estate developers and for our real estate online services, also include individual home buyers. The geographic network of our services covers 256 cities across China.

We have experienced substantial growth in revenues and net income from 2012 to 2013. Our revenues increased 58.1% to $731.1 million for the year ended December 31, 2013 from $462.4 million for the year ended December 31, 2012, and we achieved net income attributable to E-House shareholders of $52.0 million in the year ended December 31, 2013, compared to a net loss attributable to E-House shareholders of $57.0 million in the same period in 2012. Starting in 2010, the PRC government adopted a series of restrictive policies for the real estate industry in China, which has had a material and adverse effect on the overall real estate market in China and hence our business operations. Our net income attributable to E-House shareholders decreased from $100.3 million in 2009 to $36.2 million in 2010, and we had a net loss attributable to E-House shareholders of $270.4 million and $57.0 million in 2011 and 2012, respectively.  In 2013, we had a net income attributable to E-House shareholders of $52.0 million. We derive substantially all of our revenues from our operations in China.

Our Services

We provide the following types of services:

•                  real estate online services (including e-commerce, online advertising and listing services),

•                  real estate brokerage services (including primary real estate agency services and secondary real estate brokerage services),

•                  real estate information and consulting services, and

•                  other services, which include real estate advertising services, real estate promotional event services, and real estate investment fund management.

We may continue to offer new complementary real estate services to capture market trends and to serve the evolving needs of our clients.

Real Estate Online Services

We provide online-to-offline, or “O2O”, real estate services in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 250 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA Corporation, or SINA, and Baidu Inc., or Baidu. Real estate online services accounted for 34.0%, 36.7% and 45.9% of our total revenues in 2011, 2012 and 2013, respectively.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Number of discount coupons issued to prospective purchasers (number of transactions)	23,125	40,274	75,082	92,527
Number of discount coupons redeemed (number of transactions)(1)	12,696	24,072	39,654	59,684

Note: (1) The number of discount coupons issued to prospective purchasers that were used by the purchaser to obtain a discount in connection with a property purchase during the period. We recognize revenue from the sale of discount coupons when they are redeemed. See ‘‘Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies.’’

Online Advertising. We sell advertising primarily on the SINA and Baidu new residential properties and home furnishing websites, each of which is operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also have the exclusive right to sell Baidu’s Brand-Link product for real estate related advertising.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We operate the SINA and Baidu real estate websites for listings of existing residential properties for sale or lease.

On March 10, 2014, we entered into a strategic cooperation agreement with an affiliate of Tencent Holding Limited, or Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent’s social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We  and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, ‘‘QQ’’ and ‘‘mobile QQ;’’ the social media service, ‘‘Tencent Weibo;’’ the social networking service, ‘‘Qzone;’’ and/or certain other Tencent wholly-owned internet properties in China.

Real Estate Brokerage Services

Our real estate brokerage services consist of primary real estate agency services and secondary real estate brokerage services.

Primary Real Estate Agency Services. Our principal business has traditionally been providing primary real estate agency services to real estate developers. Primary real estate agency services accounted for 39.4%, 41.7% and 36.9% of our total revenues in 2011, 2012 and 2013, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
Total GFA of new properties sold (thousands of square meters)	13,456	17,043	21,504
Total value of new properties sold (millions of RMB)	115,844	139,085	196,509

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

In 2013, we provided primary real estate agency services for 757 projects in 130 cities in China. We have significantly expanded our primary real estate agency services by forming strategic alliances with leading real estate developers such as Evergrande. These strategic alliances provide us with a substantial increase in both GFA immediately available for sale as well as a project pipeline for future sales. They also help us expand into new cities and regions. We plan to continue to form strategic alliances with leading real estate developers.

Secondary Real Estate Brokerage Services. We provide secondary real estate brokerage services, including brokerage services for both sales and rentals. Secondary real estate brokerage services accounted for 4.5%, 3.4% and 1.5% of our total revenues in 2011, 2012 and 2013, respectively. As of December 31, 2013, we had a total of 53 stores, including 27 in Shanghai, 22 in Hangzhou, 3 in Hong Kong and 1 in Macau. We closed a total of 8 stores in 2013 in order to reduce costs and optimize our store network by enhancing our presence in certain locations and closing unprofitable stores elsewhere.

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

Real Estate Information and Consulting Services

Our real estate information and consulting services are tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs. Real estate information and consulting services accounted for 15.4%, 11.8% and 10.5% of our total revenues in 2011, 2012and 2013, respectively.

Real Estate Information Services. We provide two levels of real estate information services relying upon our CRIC system: (1) data subscription services, in which we market and sell, on a subscription basis, the use of our CRIC system; and (2) data integration services, which provide periodic research reports and analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system.  In 2013, we launched CRIC Home Price series, also referred to as our China Real Estate Price System, or CRPS. The CRIC Home Price series includes a primary home price index for 288 cities in China, a secondary home price index for 60 cities, estimated home prices for existing homes and recommended pricings for newly built homes in the 20 cities we cover as of March 31, 2014. Our upgraded CRIC 2014 Edition enables clients to download research reports  and allows for clients to subscribe for individual or a combination of our CRIC information products, including CRIC Home Price series, as well as information on real estate market, residential and/or commercial projects, land transactions, project construction materials, and information on companies within the real estate industry.

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

Real Estate Advertising Services. We began providing real estate advertising sales services in 2009 by making wholesale purchases of advertising space in print and other media and reselling them to our developer clients.

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

In January 2010, we formed E-House Shengyuan Equity Investment Center, or Shengyuan Center, which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner receives annual management fees and carried interest. We are entitled to carried interest from Shengyuan Center in the event that the investors in Shengyuan Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We had an investment commitment of RMB65.0 million ($10.7 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB40.0 million ($6.6 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011.

In April 2010, we formed E-House Shengquan Equity Investment Center, or Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner receives annual management fee and carried interest. We are entitled to carried interest from Shengquan Center in the event that the investors in Shengquan Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB9.0 million ($1.5 million) to Shengquan Center, half of which was paid in May 2010 and the other half was paid in July 2011. We have no investment in Shengquan Center.

In May 2012, we formed a limited partnership, Shanghai Wuling Investment Center, or Wuling Center, in Shanghai, for the purpose of making equity investments in suitable industries. Our 51% owned subsidiary, Shanghai Yidezhen Equity Investment Center, acts as Wuling Center’s general partner. The general partner will receive annual management fees and carried interest. We are entitled to carried interest from Wuling Center in the event that the investors in Wuling Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We committed to invest RMB60.0 million ($9.9 million) in Wuling Center, of which RMB15.0 million ($2.5 million) was paid in November 2012, and RMB27.0 million ($4.5 million) was paid in 2013. An entity controlled by Mr. Xin Zhou, our co-chairman and chief executive officer, committed to invest RMB45 million ($7.4 million) in Wuling Center, of which RMB31.5 million ($5.2 million) was paid in 2013.

Marketing and Brand Promotion

We employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract developer clients and real estate buyers, including the following:

Advertisements. We have advertising arrangements with many Chinese national and regional consumer media outlets, including television stations, newspapers, industry publications and internet websites. We also advertise and distribute informational brochures, posters and flyers at various real estate conferences, exhibitions and trade shows. In addition, we conduct advertising activities in cities where we directly operate local websites through promotional events for developers and other industry participants, including industry award ceremonies, panel discussions and similar events.

Seminars and Workshops. Our E-House Research and Training Institute frequently organizes seminars and workshops for real estate developers and other participants in the real estate industry. In 2013, our E-House Research and Training Institute provided training to over 9,620 managerial personnel affiliated with our developer clients.

E-House and Leju Membership Clubs. We created the E-House Membership Club and Leju Membership Club to attract real estate buyers. As of December 31, 2013, we had approximately 80 million members located in 300 cities from both our online and offline services. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.

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

In the real estate online business market, our primary competitor at the national level is SouFun Holdings Limited, or SouFun. Other competitors at the national level include Sohu.com Inc.’s real estate vertical channel, focus.cn. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services. We have various regional competitors, such as house365.com in the Nanjing market, and we compete with various providers in the market for online paid property listings, including Anjuke Inc.. In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Centaline Group, SYSWIN Inc. and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence. In the secondary real estate brokerage services market, we compete with established international and domestic real estate brokerage firms, including IFM Investments Limited (operator of the Century 21 brokerage network), Centaline Group, Coldwell Banker, Shanghai House Exchange Co., Ltd., and 5i5j Real Estate Co. Ltd. In the real estate information and consulting service market, we compete with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis, Savills PLC and World Union Real Estate Consultancy (China) Ltd.

Competition in the real estate services industry is primarily based on the ability to attract consumers to our websites, brand recognition, quality and breadth of services and overall client experience. We believe that among both real estate developers and individual real estate buyers in China our well-known “E-House” brand is associated with a leading integrated real estate services company that provides consistent high-quality services and our ‘‘Leju’’ brand is associated with a leading real estate O2O platform in China. While some of our competitors may have more financial and other resources than we do, we believe that the CRIC system, our research capability, our knowledge and experience, our execution capability and our integration of online to offline services distinguish us from our competitors and allow us to respond more promptly to market changes.

Employees and Training

We had 15,785 and 15,088 employees as of December 31, 2011 and 2012, respectively. As of December 31, 2013, we had 18,927 employees, including 3,123 in our corporate offices, 4,882 research staff and 10,922 sales staff. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

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

Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 22,758 square meters of corporate office space. As of December 31, 2013, our offices in 62 cities occupy an aggregate of 106,637 square meters of leased space. We consider our corporate office space adequate for our current and future operations.

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

Pursuant to the Measures on Management of Brokers, “brokers” are defined as include individuals, legal persons and other entities that act as intermediary broker or agent in transactions for the purpose of obtaining commissions. The local offices of the State Administration for Industry and Commerce are the administrative bodies for brokers, responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. Within 20 days after a brokerage company employs or dismisses any broker, it must file the broker’s information and the related contracts with the local offices of the State Administration for Industry and Commerce. Thus, according to these measures, before we or our individual brokers are allowed to engage in any brokerage services, we or our individual brokers, respectively, are required to obtain the required qualification licenses from the State Administration for Industry and Commerce. In addition, no brokerage company or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of noncompliance, the local offices of the State Administration for Industry and Commerce can issue warnings or impose fines up to RMB30,000 ($4,956).

The Measures for Administration on Real Estate Brokerage govern the activities of real estate brokerages and real estate brokerage personnel in providing intermediary, agency and related services and charging commissions thereon. A real estate brokerage company and its branches must have sufficient qualified real estate brokers who have obtained real estate broker licenses.

A real estate brokerage company must enter into written agreements with its clients in respect of its brokerage services whereby the commission fee rate must be expressly specified. If a real estate brokerage company provides other services, such as loan agency and real estate registration agency, to a client, a separate written agreement must be entered into with the client. If a real estate brokerage company is entrusted to receive or pay the transaction price on behalf of any of its clients, the funds received or to be paid must be deposited in a special account established by the real estate brokerage company. If a real estate brokerage company is in violation of the Measures for Administration on Real Estate Brokerage, it may be subject to an order of rectification, an order to cease provision of services, and/or an order confiscating illegal income generated therefrom, and a fine up to RMB30,000 ($4,956).

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

Local governments in different municipalities or cities may have detailed regulations governing the qualification and establishment of real estate brokerage companies and real estate brokerage activities. For example, in Shanghai, a real estate brokerage company must have a registered capital of at least RMB100,000 ($16,519) and employ at least five licensed real estate brokers. Real estate brokerage companies or their branches must file with the real estate authorities and obtain a certificate of record which is valid for two years. Individual licensed brokers are subject to examination every two years before they can have their licenses renewed. Given the large size and scope of real estate sale transactions, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance are significant. If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, sanctions or liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

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

Pursuant to the PRC Regulations on Telecommunication and the Administrative Measures on Operation Licenses for Telecommunication Businesses, telecommunication services are divided into two categories, namely basic telecommunication services and value-added telecommunication services. Internet information services are classified as value-added telecommunication services and a commercial operator of such services must obtain a value-added telecommunication business operating license from the relevant governmental authorities in order to conduct any commercial internet content provision operations in China.

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

We maintain contractual arrangements with our variable interest entities, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, which operate our real estate online business by themselves or through their subsidiaries. Shanghai SINA Leju, our majority-owned subsidiary, has entered into a series of contractual arrangements with Beijing Leju and its shareholders. Shanghai Yi Yue, our majority-owned subsidiary, has entered into a series of contractual arrangements with Shanghai Yi Xin and its shareholders. Beijing Maiteng, our majority-owned subsidiary, has entered into a series of contractual arrangements with Beijing Jiajujiu and its shareholders.

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

See “Item 4. Information on the Company—C. Organizational Structure,”“Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju,”“—Contractual Agreements with Shanghai Yi Xin” and “—Contractual Agreements with Beijing Jiajujiu.”

In the opinion of Fangda Partners, our PRC legal counsel, each of the agreements relating to Beijing Leju, Shang Yi Xin and Beijing Jiajujiu that establish the structure for operating our PRC real estate online business, in each case governed by PRC law, is valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and do not violate PRC laws or regulations currently in effect.

However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of the current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the Ministry of Industry and Information Technology, which regulates internet information services companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC real estate online business do not comply with PRC government restrictions on foreign investment in the internet information services industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information services industry, we could be subject to severe penalties.”

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

The security and confidentiality of internet users’ information are also regulated in China. The Administrative Measures on Internet Information Service require internet information service providers to maintain an adequate system that protects the security of users’ information, and the Administrative Regulations on Internet Bulletin Board Services require internet electronic bulletin board service providers to protect the security and confidentiality of the personal information of users who use bulletin board services. The Regulations on Technical Measures of Internet Security Protection require internet information service providers to utilize certain technical measures for internet security protection. Moreover, the Rules for Regulating the Order in the Market for Internet Information Service enhance the protection of internet users’ personal information, by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of the their users, and requiring internet information service providers to take measures to safeguard their users’ personal information. In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all internet service providers in China, including internet information service providers, to require their users to provide real identity information when entering into service agreements or providing services to the users. On July 16, 2013, the Ministry of Industry and Information Technology issued the Provisions on Protecting Personal Information of Telecommunication and Internet Users, under which internet information service providers are subject to strict requirements to protect personal information of internet users. Internet information service providers are prohibited from collecting personal information of internet users without obtaining consent from the users. Personal information collected must be used only in connection with the services to be provided by internet information service providers to such users and must be kept in strict confidence.

Certain Licenses and Approvals Required for Internet-Based Businesses

Internet-based businesses in China are highly regulated by the PRC government. Various PRC regulatory authorities, such as the State Council, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the General Administration of Press, Publication, Radio, Film and Television, or GAPPRFT, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the internet-based businesses.

Internet Publishing

The Provisional Rules for the Administration of Internet Publishing define “internet publications” as works that are either selected or edited to be published on the internet or transmitted to end-users through the internet for the purposes of browsing, reading, using or downloading by the general public. Such works mainly include (i) content or articles formally published by press media such as books, newspapers, periodicals, audio-visual products and electronic publications; and (ii) literature, art and articles on natural science, social science, engineering and other topics that have been edited. Under these rules, web portals operators are required to apply to and register with GAPPRFT before distributing internet publications.

Online Transmission of Audio-Visual Programs

The Measures for the Administration of Transmission of Audio-Visual Programs through Internet or Other Information Network apply to the opening, broadcasting, integration, transmission or download of audio-visual programs through the internet. An applicant who is engaged in the business of transmitting audio-visual programs through the internet must apply for a license from the State Administration of Radio, Film and Television, the predecessor of GAPPRFT. Foreign-invested enterprises are not allowed to engage in the above business.

Pursuant to the Administrative Provisions on Internet Audio-Visual Program Service, which went effective in January 2008, any entity engaged in internet audio-visual program services must obtain a license from GAPPRFT or register with GAPPRFT. An applicant for engaging in internet audio-visual program services must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalogue for internet audio-visual program service determined by GAPPRFT.

The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology later clarified in a press conference in February 2008 that privately owned website operators are eligible to apply for internet audio-visual program service licenses from GAPPRFT, if they have been engaged in internet audio-visual program services since before December 20, 2007, and they had before that date either obtained an operating license for commercial internet information services or filed for non-commercial internet information services. The Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs issued in May 2008 further sets forth detailed provisions concerning the application and approval process regarding the internet audio-visual program service licenses.

Beijing Leju, Shanghai Yi Xin and the relevant subsidiary of Beijing Jiajujiu do not have internet publication licenses or internet and network transmission video and audio program licenses. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA and Baidu, who possess these licenses, through our contractual arrangement with SINA and Baidu. However, we cannot assure you that government would not require us to obtain these licenses separately for operation of our real estate online business even if the underlying hosting of the relevant content is provided by a qualified third party like SINA and Baidu. “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

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

Since we have not been involved in an advertising business outside of China for the required number of years, our domestic PRC operating subsidiaries are ineligible to apply for the required advertising services licenses in China. We maintain contractual arrangements with our variable interest entities, Beijing Leju and Shanghai Kushuo, which operate our real estate advertising business and real estate online advertising services by themselves or through their wholly owned subsidiaries. Shanghai SINA Leju, our majority owned subsidiary, has entered into a series of contractual arrangements with Beijing Leju and its shareholders. Shanghai Yifang, our PRC subsidiary, has entered into a series of contractual arrangements with Shanghai Kushuo and its shareholders. Under these arrangements:

•                  we are able to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Kushuo and their subsidiaries;

•                  a substantial portion of the economic benefits of Beijing Leju, Shanghai Kushuo and their subsidiaries are transferred to us; and

•                  we, through Shanghai SINA Leju and Shanghai Yifang, have an exclusive option to purchase all of the equity interests in Beijing Leju and Shanghai Kushuo to the extent permitted by PRC law, or request any existing shareholder of Beijing Leju and Shanghai Kushuo to transfer all or part of its equity interest in the variable interest entity to another PRC person or entity designated by us at any time in our discretion.

See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Beijing Leju.” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Kushuo.”

In the opinion of Fangda Partners, our PRC legal counsel, each of the agreements relating to Beijing Leju and Shanghai Kushuo establishing the structure for operating our PRC advertising business, in each case governed by PRC law, is valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of  PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of the current or future applicable PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the State Administration for Industry and Commerce (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information services industry, we could be subject to severe penalties.”

Pursuant to applicable PRC laws and regulations, the pledges of the equity interests in Shanghai Kushuo by its shareholders under their equity pledge agreement must be registered with the relevant government authorities before such equity pledges can be enforceable under PRC law. The registration of the pledges of the equity interests in Shanghai Kushuo has been completed.

Advertising Activities

The State Administration for Industry and Commerce is responsible for regulating advertising activities in China. The applicable regulations stipulate that companies that engage in advertising activities must obtain from State Administration for Industry and Commerce or its local branches a business license which specifically includes operating an advertising business within its business scope. As to placing advertisements on the internet, certain local administrations for industry and commerce may require such companies to apply for a license which includes within its business scope placing online advertisements on the internet. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. Each of Beijing Leju, and Shanghai Kushuo and its subsidiaries that operate advertising business has obtained and maintains a business license with advertising business in its business scope to provide its current advertising services.

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

Operational Matters of the Advertising Business

Under the PRC Advertising Law, entities engaged in the advertising business must establish and maintain registration, review and filing systems. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for records. Under the Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Administration for Industry and Commerce, as amended, the advertising agent fee may not be more than 15% of the advertising fees. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before an advertising service provider can deliver or place its advertisements. Based on our communications with the relevant local counterpart of the PRC Commodity Price Administration and the State Administration for Industry and Commerce, the relevant local government authorities have not yet established a filing procedure to review the advertising fees. If the relevant local government authorities begin to accept filings by companies engaging in an advertising business in the future, Beijing Leju, Shanghai Kushuo and its subsidiaries that operate advertising business will make the necessary filings with the relevant authorities.

Regulations on Intellectual Property Rights

Trademarks

The PRC Trademark Law and its Implementation Regulation give protection to the holders of registered trademarks. The Trademark Office, under the authority of the State Administration for Industry and Commerce, handles trademark registrations and grants rights for a term of ten years for registered trademarks, which may be renewed by the Trademark Office. In addition, trademark license agreements must be filed with the PRC Trademark Office. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.

We have successfully registered certain trademarks, such as “”,“”,“”,“CRIC”, “ ”,“Leju”, and “” in China. We are currently waiting for registration results from the Trademark Office with respect to the rest of the trademarks we have applied to register. There is no assurance that we will be able to register such trademarks, or register them with the scope we seek.

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

Regulations on Employee Share Options

Under the applicable regulations and SAFE rules, PRC residents who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident who has an employment or labor relationship with a Chinese entity and participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent, which could be a PRC subsidiary of such overseas publicly-listed company, must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or sale of stocks. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material aspects. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. Our PRC citizen employees who have been granted share options, or PRC option holders, are subject to these rules. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

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

Regulations on Dividend Distribution

Under applicable PRC regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to each of our subsidiaries in China that are wholly foreign-owned enterprises. No dividends have been paid by any of our PRC subsidiaries that are wholly foreign-owned enterprises. If any of our PRC subsidiaries distribute dividends in the future, these requirements will apply to each of our PRC subsidiaries that are wholly foreign-owned enterprises.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of the date hereof.

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

(4)         Shanghai Kushuo is a variable interest entity established in China in 2013 and is 50% owned by Mr. Zuyu Ding and 50% owned by Mr. Weijie Ma. We effectively control Shanghai Kushuo through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Shanghai Kushuo.”

D.                                    Property, Plants and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 22,758 square meters of corporate office space. As of December 31, 2013, our offices in 62 cities occupy an aggregate of 103,637square meters of leased space.

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

A.                                    Operating Results

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide real estate online services (including e-commerce, online advertising and listing services), real estate brokerage services (including primary real estate agency services and secondary real estate brokerage services), real estate information and consulting services and other services (including real estate advertising services, real estate promotional event services and real estate investment fund management services). Our clients mainly include leading domestic and international real estate developers and for our real estate online services, also include individual home buyers. The geographic network of our services covers 256 cities across China.

We have experienced substantial growth in revenues and net income from 2012 to 2013. Our revenues increased 58.1% to $731.1 million for the year ended December 31, 2013 from $462.4 million for the year ended December 31, 2012, and we achieved net income attributable to E-House shareholders of $52.0 million in the year ended December 31, 2013, compared to a net loss attributable to E-House shareholders of $57.0 million in the same period in 2012. Starting in 2010, the PRC government adopted a series of restrictive policies for the real estate industry in China, which has had a material and adverse effect on the overall real estate market in China and hence our business operations. Our net income attributable to E-House shareholders decreased from $100.3 million in 2009 to $36.2 million in 2010, and we had a net loss attributable to E-House shareholders of $270.4 million and $57.0 million in 2011 and 2012, respectively.  In 2013, we had a net income attributable to E-House shareholders of $52.0 million. We derive substantially all of our revenues from our operations in China.

Factors Affecting Our Results of Operations

Our results of operations are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of real estate in local markets, entry barriers and competition from other real estate services companies and increases in operating costs and expenses due to inflation and other factors. Our results of operations are also affected by the development of China’s internet industry, our ability to innovate and market acceptance of our e-commerce services, our ability to maintain and expand our online platform and our ability to expand into new geographic areas in China. Unfavorable changes in any of these general conditions could negatively affect our results of operations. Our results of operations are more directly affected, however, by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses.

Revenues. We currently derive our revenues from the following sources: (1) real estate online services,(2) real estate brokerage services which consist of primary real estate agency services and secondary real estate brokerage services, (3) real estate information and consulting services, (4) real estate promotional event and advertising services, and (5) real estate fund management services. In 2011, 2012 and 2013, real estate advertising service and promotional event services and real estate fund management did not generate a significant percentage of revenues and, accordingly, have been consolidated and classified as “other services.” Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by our business lines, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For The Years Ended December 31,
	2011		2012		2013
	$	%	$	%	$	%
Revenues:
Real estate online services	136,452	34.0	169,756	36.7	335,411	45.9
Real estate brokerage services	176,441	43.9	208,284	45.1	280,777	38.4
Real estate information and consulting services	61,750	15.4	54,518	11.8	76,683	10.5
Other services	26,982	6.7	29,881	6.4	38,208	5.2
Total revenues	401,625	100.0	462,439	100.0	731,079	100.0

Real Estate Online Services. Revenues from our real estate online services constituted a significant portion of our total revenues. Our online business is operated through our subsidiary, Leju, and currently generates revenues principally from, e-commerce, online advertising and listing services.

Our e-commerce revenues are principally generated from selling discount coupons to potential property buyers. The discount coupon allows a buyer to purchase specified properties from real estate developers at a discount greater than the price that we charge for the coupon. We recognize such e-commerce revenues upon obtaining confirmation that the discount coupon has been redeemed to purchase a property.

Revenues from online advertising services are generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the websites we operate, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising  revenues from sponsorship arrangements are recognized ratably over the contract period. We also generate online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners. In such cases, we earn a fixed advertising fee payable by the local outsourcing partner, which is responsible for website operation and advertising sale and is entitled to retain the fees generated by advertising sales. Our fixed fee is recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period.

We provide online property listing services to secondary brokers and individual property sellers. Listing services entitle secondary brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee. Listing revenues are recognized ratably over the contract period of display.

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

We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients upon the completion of the entire project or a phase of a project based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows. As of December 31, 2013, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $357.4 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.

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

We started providing real estate advertising sales services in 2009 by making wholesale purchases of advertising space in print and other media and reselling them to our developer clients. Revenues from our advertising sales services are significantly affected by real estate market conditions, our willingness and ability to purchase and resell a large number of advertising spaces from print and other media and our relationship with our developer clients.

We started providing promotional event services in April 2010 through our majority-owned subsidiary, Shanghai Dehu. Our promotional event services include securing venues, hiring caterers and other various service providers, formulating event themes and inviting speakers and guests for real estate promotional events. Revenues from our promotional event services are significantly affected by real estate market conditions, clients’ promotional budgets and the perceived effectiveness of the promotional events and our services.

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

Cost of Revenues. Cost of revenues for our real estate online services segment consists of costs associated with the operation of our websites, which includes fees paid to third parties for internet connection, internet content and services, editorial personnel related cost, amortization of intangible assets that relate to internet content, including our real estate advertising agreement with SINA, and the discounted present value of our payments for exclusive rights with Baidu; depreciation associated with website production equipment and fees paid to SINA for advertising inventory on SINA’s non-real estate channels. Cost of revenue for the real estate brokerage services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which we act as the agent, and rental expenses incurred for properties leased by us as brokerage stores and sales commission. Cost of revenue of real estate information and consulting services segment primarily consists of sales commission and costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation.  Cost of revenue for real estate promotional event and advertising services consists of fees paid to third parties for services directly related to promotional event services and the cost incurred to acquire advertising space for resale, and salaries of sales and support staff.

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

We recorded compensation expense of $13.6 million, $26.5 million and $18.5 million in 2011, 2012 and 2013, respectively, in connection with the options and restricted shares granted under our share incentive plan. As of December 31, 2013, there was $20.6 million of total unrecognized compensation expense related to unvested share options and restricted shares granted under our share incentive plan, including the options and restricted shares swapped from CRIC awards. That cost is expected to be recognized over a weighted-average period of 2.18 years.

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

We recorded compensation expenses of $18.3 million and $8.6 million for the options and restricted shares that were granted originally under the CRIC share incentive plan in 2011 and 2012, respectively. The amount recorded in 2012 was for the period prior to our merger with CRIC. After the merger, the compensation expense related to the awards under the CRIC share incentive plan that were replaced by E-House awards was recorded in E-House awards described above.

Leju awards. Our subsidiary, Leju Holdings Limited, or Leju, adopted a share incentive plan in December 2013. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the plan shall be 10,434,783 ordinary shares, or 8% of Leju’s total outstanding shares on an as-converted fully diluted basis as of the effective date of the plan, to grant as options or restricted shares over a three-year period. On December 1, 2013, Leju granted options and restricted shares to certain of Leju’s employees and certain of our employees for the purchase of 7,192,000 ordinary shares at an exercise price or cost of $4.60 per share, pursuant to the Leju share incentive plan. Given the absence of an active market for its ordinary shares prior to the initial public offering of Leju, we engaged an independent appraiser to assit in performing contemporaneous valuations of our ordinary shares of Leju. The grant-date fair value of the options granted was $2.21 per share. On December 16, 2013, Leju replaced 600,000 options granted to two of our employees with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, Leju replaced 60,000 options granted to one of our employees with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement. On March 18, 2014, Leju granted 866,000 restricted shares to certain of its employees and independent directors. As of the date of this annual report, a total of 6,486,000 options and a total of 1,526,000 restricted shares have been granted and are outstanding under the Leju Plan. The options expire ten years from the date of grant. The options and restricted shares vest ratably at each grant date anniversary over a period of three years.

We recorded compensation expenses of $0.4 million for the options and restricted shares that were granted under the Leju share incentive plan in 2013.  As of December 31, 2013, there was $14.5 million of total unrecognized compensation expense related to unvested share options and restricted shares granted under Leju awards. That cost is expected to be recognized over a weighted-average period of 2.92 years.

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

The PRC Enterprise Income Tax Law applies a uniform 25% tax rate to both foreign-invested enterprises and domestic enterprises in the PRC. However, certain enterprises that had enjoyed a preferential tax rate of 15% prior to January 1, 2008, were eligible for phase-out tax rates over the five-year transitional period beginning from January 1, 2008. As such, the applicable rates for E-House Shanghai and Shenzhen subsidiaries are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. Moreover, there are some tax incentives available for qualified enterprises under the PRC Enterprise Income Tax law. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and thus became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012.Shanghai SINA Leju was also granted status as a high and new technology enterprise and is entitled to enjoy a favorable statutory tax rate of 15% from 2013 through 2014. Shanghai CRIC was also granted software enterprise status in September 2008 and was further approved by the local tax authority in May 2010 to become qualified to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate from 2013 through 2014. Shanghai Fangxin was recognized as a qualified software enterprise in February 2012 and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Qualified software enterprise status is subject to annual review. Shanghai SINA Leju, Shanghai CRIC and Shanghai Fangxin are in the process of completing the annual review for 2013.

Our three wholly owned subsidiaries, Shanxi E-House Real Estate Investment Consultant Co., Ltd., Chengdu E-House Western Real Estate Investment Consultant Co., Ltd. and Chongqing E-House Western Real Estate Investment Consultant Co., Ltd., were established in the western region of China and were deemed to be engaged in an industry category encouraged by the government. Shanxi E-House Real Estate Investment Consultant Co., Ltd. was therefore subject to a 15% income tax rate for the years from 2008 through 2010. In September 2010, Chengdu E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% for the years from 2009 through 2010. Both entities are subject to income tax at the statutory rate of 25% subsequent to 2010. In August 2012, Chongqing E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% for 2012 and 2013.

We are also subject to business tax and related surcharges by various local tax authorities at rates of 5% to 5.65% on revenues, or 8.5% to 9.5% on gross profits (the balance of revenues after deducting cost of sales) generated from providing advertising services. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two tax circulars setting out the details of the Shanghai VAT pilot rules, which took effect on January 1, 2012. The VAT pilot rules change the charge of sales tax from business tax to VAT for certain service industries, including the real estate consulting service and advertising industries, in Shanghai. Some of our subsidiaries located in Shanghai fall within the pilot arrangements and are recognized as VAT general taxpayers at the rate of 6% and stop paying business tax from January 1, 2012 onward. Certain major cities in China also adopted such VAT pilot rules during 2012 and 2013. Some of our subsidiaries located in such cities fall within the pilot arrangements and are recognized as VAT general taxpayers at the rate of 6% and stop paying business tax. The subjection to VAT does not have a material impact on our consolidated financial statements.

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

Real estate online services

We generate online real estate revenues principally from e-commerce services, online advertising, and listing services.

Our e-commerce services primarily include discount coupon advertising and online property auctions. We also provide property viewing and pre-sale customer support free of charge in connection with the sale of discount coupons and online property auctions. E-commerce revenues are principally generated from selling discount coupons to potential property buyers. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. We recognize such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received as we act as a marketing agent of the property developer in the transaction.

Revenue from online advertising services is generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements, and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. We also generate online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

We also provide listing services to real estate brokers. Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee. Listing revenues are recognized ratably over the contract period of display when collectability is reasonably assured.

Real estate brokerage services

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

Real estate consulting and information services

We provide real estate consulting services to customers in relation to land acquisition and project consulting services. Land acquisition consulting services involve advising customers in relation to land acquisition and facilitating the transfer of land development rights. Payment is usually contingent upon the delivery of a final product, such as closing a land acquisition transaction. We recognize revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. Project consulting services involve providing consulting services, including project feasibility studies, analysis of the real estate transaction history of nearby development projects, marketing and advertising consulting, and development of comprehensive plans for clients’ development projects. Such arrangements include periodic consulting services arrangements and delivery based consulting services arrangements. Periodic consulting services involve providing consulting services which are tailored to meet the needs of real estate developer clients at various stages of the project development and sales process for a specified period, such as monthly market studies. The contractual period for such arrangements is usually between one and 12 months with revenue being recognized ratably over such period. Delivery based consulting services involve providing consulting services which are tailored to meet the specific need of real estate developer. Payment is usually contingent upon the delivery of a final product, such as providing a market study report. We recognize revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent.

We sell subscriptions to our proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to 12 months. We also provide data integration services periodically, such as periodic market updates and research analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system. The contractual period for such arrangements is usually between three to 12 months with revenue being recognized ratably over such period.

Other services

We provide promotional events services, and recognize revenue when such services are rendered, assuming all other revenue recognition criterion have been met. We also generate revenues from advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. We recognize advertising sales revenues on a gross basis because we act as a principal and are the primary obligator in the arrangement.

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

Multiple element arrangements

We have multiple element arrangements that may include provision of primary real estate services, online services, promotional events services, consulting services and/or information services. We have determined that each of the deliverables listed above is considered a separate unit of account as each has value to the customer on a stand-alone basis and has been sold separately on a stand-alone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in control by us.

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

VSOE. We determine VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for the services fall within a reasonably narrow pricing range. We have historically priced our commission rate for the primary real estate services, periodic consulting services, subscription for the CRIC system and online services within a narrow range. As a result, we have used VSOE to allocate the selling price for these services when they were elements of a multiple element arrangement. We have not historically priced delivery based consulting service and promotional event services within a narrow range, therefore, we use TPE and BESP as discussed below.

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

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices charged for similar offerings, market conditions, specification of the services rendered and pricing practices. We have used BESP to allocate the selling price of project-based consulting service and promotional event services under the multiple element arrangements. The process for determining BESP involves management judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors we consider change, or should subsequent facts and circumstances lead us to consider additional factors, our BESP could change in future periods. We regularly review the evidence of selling price for our services and maintain internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for our services during the years ended December 31, 2011, 2012 and 2013, nor do we expect material changes in BESP in the foreseeable future.

The total amounts of revenue earned by us related to agreements that have been accounted for as multiple element arrangements were $72.1 million, $74.0 million, and $71.9 million in 2011, 2012 and 2013, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

Share-Based Compensation

We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation expense in 2011, 2012 and 2013 was $32.0 million, $35.7 million and $18.9 million, respectively.

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

Fair value of Leju’s ordinary shares:

Before the initial public offering of Leju in April 2014, there was no ready public market for Leju’s shares as Leju was a closely held private company. We utilized the discounted cash flow method, or DCF, under the income approach for the valuation of Leju’s enterprise value. The income approach measures the current value of a business or asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. The discount rate selected is generally based on rates of return available from alternative investments of similar type and quality as of the valuation date.

The DCF methodology views a company as an operating entity, with the principal focus of the analysis on the operating entity’s ability to generate debt-free cash flow in the future. Debt-free cash flow is defined as cash that is available either to invest in new or existing businesses or to distribute to investors. Reasonable projections of revenues, expenses, and working capital and capital expenditures form the basis for estimating the future debt-free cash flows that a company will likely generate from its existing business. A market derived weighted-average cost of capital, or WACC, was used in determining the appropriate discount rate in the valuation. At different valuation dates, the WACC was calculated to be between 17.15% and 17.20%. In relation to the share-based compensation prior to Leju’s  initial public offering in April 2014, we also applied discounts for lack of marketability, or DLOM, to its equity value. Based on the calculation of the put option and with consideration of timing to Leju’s initial public offering, the DLOM was estimated at 3.8% to 6.3%  as at different valuation dates.

The other assumptions used in the income approach to derive the fair value of the ordinary shares of Leju included: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted.

Variable Interest Entities

PRC laws and regulations currently restrict foreign entities without the required operating track record from investing in companies that provide internet content and advertising services in China. Since we have not been involved in internet content services or advertising services outside China to satisfy the track record requirement, to comply with the PRC laws and regulations, we conduct substantially all of our online and advertising business through Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo, our variable interest entities, and their subsidiaries. We have, through four of our subsidiaries in the PRC, entered into contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo and their shareholders such that Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights pursuant to the terms of the exclusive call option agreements, which give us the power to control the shareholders of these variable interest entities. More specifically, we believe that the terms of the exclusive call option agreements are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreements. Under our shareholder voting rights proxy agreements with the variable interest entities and their shareholders, each of the shareholders of the variable interest entities irrevocably grants any person designated by us the power to exercise all voting rights to which he is entitled to as shareholder of the variable interest entities at that time. Therefore, we believe this gives us the power to direct the activities that most significantly impact the variable interest entities’ economic performance. We believe that our ability to exercise effective control, together with the exclusive technical support agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the variable interest entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the variable interest entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

In 2011, 2012 and 2013, entities apart from our consolidated VIEs contributed in aggregate 70%, 63% and 56%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated VIEs primarily consist of real estate brokerage services, real estate consulting and information services, promotion events services, real estate fund management services, outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income (loss) for the consolidated VIEs and other group entities which are not our consolidated VIEs for the years indicated:

	2013
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	321,005	410,074	731,079
Cost of revenues	(59,920)	(214,116)	(274,036)
Net income	1,504	49,582	51,086

	2012
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	172,402	290,037	462,439
Cost of revenues	(54,277)	(148,894)	(203,171)
Net loss	(3,212)	(67,837)	(71,049)

	2011
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	120,546	281,079	401,625
Cost of revenues	(39,245)	(123,799)	(163,044)
Net loss	(4,714)	(460,307)	(465,021)

As of December 31, 2012 and 2013, entities apart from our consolidated VIEs accounted for an aggregate of 22.5% and 17.6%, respectively, of our total assets. The assets not associated with our consolidated VIEs primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated VIEs and other group entities which are not our consolidated VIEs were $227.8 million and $784.2 million, respectively, as of December 31, 2012, and $238.1 million and $1,117.4 million, respectively, as of December 31, 2013.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue, Beijing Maiteng and Shanghai Yifang have with our consolidated VIEs, the earnings and cash of our consolidated VIEs are used to pay service fees in Renminbi to four of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2013, the net assets of our PRC subsidiaries and our consolidated VIEs which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $174.0 million. As an offshore holding company of our PRC subsidiaries and consolidated VIEs, we may make loans to our PRC subsidiaries and consolidated VIEs. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See ‘‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.’’

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- Governmental control of currency conversion may affect the value of your investment.” Cash and cash equivalents held by the consolidated VIEs was denominated in RMB and amounted to RMB341.2 million ($54.3 million) and RMB433.5 million ($71.1 million) as of December 31, 2012 and 2013, respectively.

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

The carrying value of accounts receivable and customer deposits is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations of the collectability of accounts receivable and customer deposits. Many factors are considered in estimating the allowance, including but not limited to reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, analyzing historical bad debt records and current economic trends and assessing the fair value of collaterals. Additional allowance for specific doubtful accounts might be made if our customers are unable to make payments due to their deteriorating financial conditions.

Bad debt provision related to accounts receivable and customer deposits was $9.5 million, $27.3 million and $29.1 million for the years ended December 31, 2011, 2012 and 2013, respectively. The significant increase in the bad debt provision from 2011 to 2012 and 2013 was primarily due to specific reserves provided in 2012 and 2013 for certain overdue and unsecured accounts receivable whose collectability became doubtful based on known changes in customers’ financial conditions and liquidity situation during the year.

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

The assumptions with the most significant impact on the fair value of the reporting unit are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process, (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate ranging from 2% to 3%, and (iii) pre-tax discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure, ranging from 16% to 22% for our segments for the year ended December 31, 2012, and ranging from 17% to 18% for our segments for the year ended December 31, 2013.

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

2013:

Under the first step of the goodwill impairment testing for the year ended December 31, 2013, the fair value of the real estate online, real estate brokerage, and real estate information and consulting reporting unit was approximately 136%, 139%, and 118% in excess of its carrying value, respectively. The increases in fair value of these reporting units were due to the strong operating performance and optimistic forecasts, which was also in line with the increased share price.

2012:

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

	Discount rate increase:		Future free cash flow	Terminal growth rate decrease:
Segment	From	To	decreased by:	From	To
Real Estate Brokerage Service	22.0%	26.5%	17.0%	3.0%	—
Real Estate Online Service	16.5%	18.6%	13.0%	2.0%	—
Real Estate Information and Consulting Service	16.0%	21.1%	25.0%	2.0%	—

2011:

A substantial portion of the goodwill on our balance sheet relates to the acquisition of our online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. The online unit started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. We believed at the time that this would result in slower than previously expected growth for our online business over the next several years. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to evaluate and test the fair value of our reporting units against their carrying amount in accordance with U.S. GAAP. We concluded that the carrying amount of our real estate online services reporting unit was higher than the fair value and consequently recorded a goodwill impairment charge of $417.8 million during the third quarter of 2011.

Based on the impairment tests performed, there were no goodwill impairment as of December 21, 2012 and 2013. We recorded a goodwill impairment charge of $417.8 million for the year ended December 31, 2011.

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

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2013. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation, as of December 31, 2013, a valuation allowance of $11.2 million was recorded to record only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

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

	For the Years Ended December 31,
	2011	2012	2013
Consolidated Statement of Operations Data:
Revenues	401,625	462,439	731,079
Cost of revenues	(163,044)	(203,171)	(274,036)
Selling, general and administrative expenses	(286,688)	(336,873)	(400,947)
Goodwill impairment charge	(417,822)	—	—
Other operating income	6,180	6,475	4,918
Income (loss) from operations	(459,749)	(71,130)	61,014
Interest expense	—	—	(193)
Interest income	2,627	1,606	2,180
Other loss, net	(10,457)	(732)	(1,051)
Income (loss) before taxes, equity in affiliates	(467,579)	(70,256)	61,950
Income tax (expenses) benefit	2,724	(1,169)	(13,678)
Income (loss) before equity in affiliates	(464,855)	(71,425)	48,272
Income (loss) from equity in affiliates	(165)	376	2,814
Net income (loss)	(465,020)	(71,049)	51,086
Less: Net loss attributable to non-controlling interest	(194,663)	(14,078)	(871)
Net income (loss) attributable to E-House shareholders	(270,357)	(56,971)	51,957

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

We had seven operating segments in 2011: (1) primary real estate agency services, (2) secondary real estate brokerage services, (3) real estate information and consulting services, (4) real estate online services, (5) real estate advertising services, (6) promotional event services and (7) real estate fund management services.

The promotional event services segment started as a result of our acquisition of a promotional event provider in the second quarter of 2010.

In 2012 and 2013, we had five operating segments: (1) real estate online services; (2) real estate brokerage services; (3) real estate information and consulting services; (4) real estate promotional event and advertising services; and (5) real estate fund management services. In 2012 and 2013, in line with the business growth, our CODM reviewed results of primary real estate agency services and secondary real estate brokerage services as a single business unit, instead of two separate units; and reviewed results of real estate advertising services and promotional events as a single business unit, instead of two separate units, when making decisions about allocating resources and assessing performance of us.

In addition, the real estate promotional event and advertising services and real estate fund management services did not meet the significance threshold for separate disclosure in any of the three years of 2011, 2012 and 2013, and have been combined in “other services” for segment reporting purposes.

Information for prior periods has been retrospectively adjusted to conform to the current segment presentation. Our CODM reviews net revenue, cost of sales, operating expenses, income from operations and net income and does not review balance sheet information. Corporate expenses of certain holding companies were not allocated among segments and were recorded as non-allocated items.

2013	Real estate online services	Real estate brokerage services	Real estate information and consulting services	Other services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	335,410,902	280,776,816	76,683,188	38,207,927	—	731,078,833
Cost of revenues	(63,990,693)	(168,624,507)	(14,526,318)	(26,894,288)	—	(274,035,806)
Selling general and administrative expenses	(210,576,230)	(74,728,461)	(58,026,755)	(12,404,049)	(45,211,506)	(400,947,001)
Other operating income	599,894	1,647,257	1,950,223	720,268	—	4,917,642
Income (loss) from operations	61,443,873	39,071,105	6,080,338	(370,142)	(45,211,506)	61,013,668
Interest expense	—	—	—	—	(192,566)	(192,566)
Interest income	1,082,287	819,925	222,898	51,944	2,493	2,179,547
Other income (loss), net	(1,185,121)	87,270	(479,313)	(11,837)	537,786	(1,051,215)
Income (loss) before taxes and equity in affiliates	61,341,039	39,978,300	5,823,923	(330,035)	(44,863,793)	61,949,434
Income tax benefit (expense)	(5,447,524)	(10,000,257)	(3,606,417)	(588,344)	5,965,548	(13,676,994)
Income (loss) before equity in affiliates	55,893,515	29,978,043	2,217,506	(918,379)	(38,898,245)	48,272,440
Income (loss) from equity in affiliates	(69,194)	343,561	312,119	(9,320)	2,236,683	2,813,849
Net income (loss)	55,824,321	30,321,604	2,529,625	(927,699)	(36,661,562)	51,086,289

2012	Real estate online services	Real estate brokerage services	Real estate information and consulting services	Other services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	169,755,893	208,284,503	54,517,612	29,881,360	—	462,439,368
Cost of revenues	(54,117,692)	(114,667,241)	(10,783,472)	(23,602,280)	—	(203,170,685)
Selling general and administrative expenses	(146,997,279)	(92,291,838)	(53,977,975)	(10,544,345)	(33,062,087)	(336,873,524)
Other operating income	153,340	2,982,861	2,481,255	857,567	—	6,475,023
Income (loss) from operations	(31,205,738)	4,308,285	(7,762,580)	(3,407,698)	(33,062,087)	(71,129,818)
Interest income	257,204	425,714	624,817	55,895	242,832	1,606,462
Other income (loss), net	(1,979,450)	84,937	(59,136)	(446)	1,221,225	(732,870)
Income (loss) before taxes and equity in affiliates	(32,927,984)	4,818,936	(7,196,899)	(3,352,249)	(31,598,030)	(70,256,226)
Income tax benefit (expense)	2,329,338	(4,589,892)	623,227	468,673	—	(1,168,654)
Income (loss) before equity in affiliates	(30,598,646)	229,044	(6,573,672)	(2,883,576)	(31,598,030)	(71,424,880)
Income (loss) from equity in affiliates	(881)	195,874	(14,933)	195,449	—	375,509
Net income (loss)	(30,599,527)	424,918	(6,588,605)	(2,688,127)	(31,598,030)	(71,049,371)

2011	Real estate online services	Real estate brokerage services	Real estate information and consulting services	Other services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	136,452,384	176,441,032	61,750,112	26,981,453	—	401,624,981
Cost of revenues	(37,583,296)	(97,481,259)	(6,708,358)	(21,271,577)	—	(163,044,490)
Selling general and administrative expenses	(101,384,497)	(97,293,397)	(48,176,668)	(8,237,382)	(31,595,643)	(286,687,587)
Goodwill impairment charge	(417,822,304)	—	—	—	—	(417,822,304)
Other operating income	13,937	3,222,483	2,349,105	594,835	—	6,180,360
Income (loss) from operations	(420,323,776)	(15,111,141)	9,214,191	(1,932,671)	(31,595,643)	(459,749,040)
Interest income	675,759	697,076	881,539	93,130	279,415	2,626,919
Other income (loss), net	(1,025,801)	(7,765)	(558,711)	(1,060,778)	(7,804,156)	(10,457,211)
Income (loss) before taxes and equity in affiliates	(420,673,818)	(14,421,830)	9,537,019	(2,900,319)	(39,120,384)	(467,579,332)
Income tax benefit (expense)	305,651	6,940,664	(3,696,794)	(825,591)	—	2,723,930
Income (loss) before equity in affiliates	(420,368,167)	(7,481,166)	5,840,225	(3,725,910)	(39,120,384)	(464,855,402)
Income (loss) from equity in affiliates	(9,609)	16,297	(94,385)	(77,413)	—	(165,110)
Net income (loss)	(420,377,776)	(7,464,869)	5,745,840	(3,803,323)	(39,120,384)	(465,020,512)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our total revenues increased by 58% from $462.4 million in 2012 to $731.1million in 2013 primarily due to the reasons discussed below.

•                  Real Estate Online Services. Revenues from real estate online services increased by 98% from $169.8 million in 2012 to $335.4million in 2013, as a result of growth in e-commerce revenues, online advertising revenues and listing revenues. E-commerce revenues increased 530.5% to $170.2 million in 2013 from $27.0 million in 2012 primarily due to a substantial increase in discount coupon sales as a result of the expansion of our e-commerce business through partnerships with more property developers. We began to sell discount coupons in the first quarter of 2012 and this business grew substantially in 2013. We sold a total of 231,008 discount coupons in 2013, 136,106 of which were redeemed. Online advertising revenues increased 6% to $145.4 million in 2013 from $137.2 million in 2012 primarily due to an increase in the volume of advertising sold. Listing revenues increased 257.4% to $19.8 million in 2013 from $5.5 million in 2012 primarily due to wider customer reach and an improved fee structure.

•                  Real Estate Brokerage Services. Revenues from our real estate brokerage services increased by 35% from $208.3 million in 2012 to $280.8 million in 2013. This increase was mainly due to 40% increase of revenue from primary real estate agency services, which was due to 26% increase in total GFA of new properties sold and a 41% increase in total transaction value of new properties sold. The increase in real estate brokerage services was partially offset by a 29% decrease of secondary real estate brokerage services, mainly due to the closure of a number of stores in 2013.

•                  Real Estate Information and Consulting Services. Revenues from real estate information and consulting services increased by 41% from $54.5 million in 2012 to $76.7million in 2013, as a result of the increase in revenue from both information and consulting services.

•                  Other Services. Revenues from other services, including real estate promotional event and advertising services and real estate fund management, increased by 28% from $29.9 million in 2012 to $38.2 million in 2013. The increase was mainly attributable to the revenue increase from promotional events services.

Cost of Revenues. Our cost of revenues increased by 35% from $203.2 million in 2012 to $274.0 million in 2013, primarily due to higher salary expenses for additional sales staff and higher commissions associated with increased revenue from primary real estate agency services, higher editorial staff salaries and fees paid for content and services associated with our real estate online services, and higher costs associated with the increased revenues in promotional event services.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 19% from $336.9 million in 2012 to $400.9 million in 2013. This increase was primarily due to higher online marketing expenses and increased staff-related expenses of our online services and primary real estate agency services.

•                  Real Estate Online Services. Selling, general and administrative expense for our real estate online services increased by 43% from $147.0 million in 2012 to $210.6 million in 2013, primarily due to an increase in staff-related expenses and higher marketing expenses.

•                  Real Estate Brokerage Services. Selling, general and administrative expenses for our real estate brokerage agency services decreased by 19% from $92.3 million in 2012 to $74.7 million in 2013, primarily due to the decreases in salary and rental, which resulted from the closure of secondary real estate brokerage stores in 2013.

•                  Real Estate Information and Consulting Services. Selling, general and administrative expense for our real estate information and consulting services increased by 8% from $54.0 million in 2012 to $58.0 million in 2013, primarily due to increased bad debts provision compared to 2012.

•                  Other Services. Selling, general and administrative expense for our other services increased by 18% from $10.5 million in 2012 to $12.4 million in 2013, primarily due to higher bad debt provision and staff-related expenses for real estate promotional event services compared to 2012.

Other operating income. Our other operating income was $4.9 million in 2013, compared to $6.5 million in 2012, which was the subsidy income from the government.

Income (Loss) from Operations. As a result of the foregoing, our profit from operations was $61.0 million in 2013, compared to loss from operations of $71.1 million in 2012.

Income Tax benefit (Expense). We had an income tax expense of $13.7 million in 2013 primarily due to higher income before tax, as compared to an income tax expense of $1.2 million in 2012.

Net Income (Loss). As a result of the foregoing, our net profit was $51.1 million in 2013, compared to net loss of $71.0 million in 2012.

Net Income (Loss) Attributable to Non-controlling Interest. Net loss attributable to non-controlling interests was $0.9 million in 2013 as compared to a net loss attributable to non-controlling interests of $14.1 million in 2012.

Net Income (Loss) Attributable to E-House Shareholders. Full-year 2013 net income attributable to E-House shareholders was $52.0 million, or $0.38 per diluted ADS, as compared to net loss attributable to E-House shareholders of $57.0 million, or $0.54 loss per diluted ADS, for 2012.

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

Net Income (Loss) Attributable to Non-controlling Interest. Net loss attributable to non-controlling interests was $14.1 million in 2012, as CRIC became a wholly owned subsidiary of us in April 2012 as a result of merger. In 2011, E-House held a 54.1% equity interest in CRIC and as a result of the significant loss of CRIC, net loss attributable to non-controlling interests was $194.7 million in 2011.

Net Income (Loss) Attributable to E-House Shareholders. Full-year 2012 net loss attributable to E-House shareholders was $57.0 million, or $0.54 loss per diluted ADS, as compared to net loss attributable to E-House shareholders of $270.4 million, or $3.39 loss per diluted ADS, for 2011.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2011, 2012 and 2013 were increases of 5.4%, 2.6% and 2.6%, respectively. The year-over-year percent changes in the consumer price index for February 2012, 2013 and 2014 were increases of 3.2%, 3.2% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry,”“Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

B.            Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operating activities, capital contributions, our initial public offering in August 2007, subsequent follow-on offering in February 2008, CRIC’s initial public offering in October 2009, our convertible note offering in December 2013, our sale of an equity interest in Leju to Tencent in March 2014, Leju’s initial public offering and concurrent private placement to Tencent in April 2014 and borrowings from third-party lenders. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.

In December 2013 we issued US$135,000,000 principal amount of 2.75% convertible senior notes due 2018. The notes will bear interest at a rate of 2.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes will mature on December 15, 2018. The notes are convertible into ADSs, at the option of the holders, in integral multiples of US$1,000 principal amount and at any time prior to the close of business on the second business day immediately preceding the maturity date. In connection with the issuance of the notes, we entered into a zero strike call option transaction with a notional amount of US$45 million with Credit Suisse Capital LLC. The call option is intended to facilitate privately negotiated transactions by which investors in the notes hedged their investment. The net proceeds from the sale of the notes were and will be used to pay for the premium of the call option and the remainder for general corporate purposes.

In March 2014, we entered into a share purchase and subscription agreement with Leju and Tencent, pursuant to which Tencent acquired from us 19,201,800 of Leju’s ordinary shares, or 15% of its total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju’s shares that are granted and outstanding at the time, for $180 million in cash. On April 17, 2014, Leju received net proceeds of US$93.0 million, excluding underwriting commissions, from the issuance of a total of 10,000,000 ordinary shares of Leju, represented by 10,000,000 Leju ADSs, at $10.00 per Leju ADS in connection with its initial public offering, and an additional US$20.3 million from the issuance of 2,029,420 Leju ordinary shares to Tencent in a private placement concurrent with Leju’s initial public offering at $10.00 per Leju share.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2011	2012	2013
	(in thousands of $)
Net cash provided by (used in) operating activities	(19,980)	(22,183)	113,892
Net cash provided by (used in) investing activities	(72,596)	(33,426)	(53,093)
Net cash provided by (used in) financing activities	(69,221)	(125,773)	135,757
Net increase (decrease) in cash and cash equivalents	(151,813)	(181,164)	202,478
Cash and cash equivalents at the beginning of the year	543,818	392,005	210,841
Cash and cash equivalents at the end of the year	392,005	210,841	413,319

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

Net cash provided by operating activities was $113.9 million in 2013, which was mainly attributable to a net income of $51.1 million, an $59.1 million increase in income tax payable and other tax payable, a $40.2 million increase in other current liabilities and a $34.5 million increase in accrued payroll and welfare expenses, partially offset by an $80.1 million increase in accounts receivable,  a $55.7 million increase in property for sale and a $30.7 million increase in deferred tax assets. The principal non-cash item accounting for the difference between the net income and the cash used in operating activities in 2013 were $45.2 million in depreciation and amortization expenses, $29.1 million in allowance for doubtful debts and $18.9 million in share-based compensation expenses.

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

Net cash used in investing activities was $53.1 million in 2013, which was mainly attributable to $33.0 million for the deposit for and purchase of property and equipment and intangible assets and $15.7 million for investment in affiliates.

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

Financing Activities

Our financing activities primarily consist of capital contributions, our merger with CRIC in April 2012, share repurchases, our issuance of new ordinary shares to management in 2013, our convertible note offering in December 2013, and dividends paid to ordinary shareholders.

Net cash provided by financing activities was $135.8 million in 2013, which was mainly comprised of the net proceeds of $131.6 million from the issuance of convertible bonds, $62.6 million proceeds of the issuance of new ordinary shares to management and $15.3 million from the proceeds of exercise of the options, partially offset by the payment of a call option of $45.0 million associated with the convertible bond issuance, the payment of $19.9 million for a cash dividend to shareholders in the second quarter of 2013 and the payment of $17.8 million for share repurchases by us.

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

As of December 31, 2013, we had $415.6 million in cash and cash equivalents and restricted cash, and no short-term borrowings, resulting in a liquid assets balance of $415.6 million, compared with $213.6 million at the end of 2012. We hold our cash and cash equivalents in interest-bearing U.S. dollar, HKD and RMB-denominated accounts at registered banks and AAA-rated money market funds.

Holding Company Structure

E-House is a holding company, and it relies principally on dividends from our subsidiaries in China, to the extent existing cash in our offshore entities is fully utilized, to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends, loans or advances except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries and variable interest entities are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $174.0 million as of December 31, 2013. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions. These regulations have not had a material and adverse impact on E-House’s ability to meet its cash obligations and we do not expect them to have a material and adverse impact in the future.

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

Capital Expenditure

Our capital expenditures amounted to $37.3 million, $31.8 million and $33.0 in 2011, 2012 and 2013, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. In 2011, 2012 and 2013 our capital expenditures also included $9.4 million, $14.2 million and $15.3 million in payments that we made for exclusive rights to operate the Baidu channels and sell the Baidu Brand Link product, respectively. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.            Research and Development, Patents and Licenses, etc.

Research and Development

As of December 31, 2013, we had 4,882 employees who conduct research and provide training. Most of these employees are at CRIC and our E-House Research and Training Institute. The E-House Research and Training Institute is associated with East China Normal University and Shanghai University. In addition to providing training, our research staff support all of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.

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

We currently have the “”,“”,“”,“CRIC”, “”, “Leju”, and “” registered trademarks in China. We are waiting for registration results from the Trademark Office with respect to the rest of the trademarks we have applied to register. We have registered our domain names, such as www.ehousechina.com, www.cityrehouse.com.cn, www.cric.com, www.dichan.com, www.leju.com, and www.jiaju.com, with the China Internet Network Information Center. We hold copyright registrations in China that cover the CRIC system’s core software. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license the CRIC system’s software, are protected in accordance with the Regulations on the Protection of Computer Software and other relevant laws and regulations of the PRC. We have obtained a software copyright certificate covering the CRIC system’s core software, which provides enhanced intellectual property protection under PRC law.

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

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2013 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1-year	1-3 year	3-5 year	More than 5 years
	(in thousands of $)
Operating lease obligations (1)	81,458	19,916	20,248	8,888	32,406
Liability for exclusive rights (2)	8,968	8,968	—	—	—
Senior Convertible Notes (3)	153,563	3,713	7,425	142,425	—
Total	243,989	32,597	27,673	151,313	32,406

(1)         Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services storefronts.

(2)         Our liability for exclusive rights relates to our contractual obligation to pay Baidu for the exclusive right to sell Baidu’s real estate related Brand Link product and to build and operate the Baidu real estate and home furnishing channels.

(3)         Represents the carrying amount of our senior convertible notes assuming all the senior convertible notes will not be converted and payments are made in full at maturity on December 15, 2018. Amounts include an unamortized discount of approximately $3.4 million and an interest of 2.75% per annum payable semiannually in arrears. The senior convertible notes are redeemable by investors on December 15, 2016.

In May 2012, we formed a limited partnership, Wuling Center, in Shanghai, for the purpose of making equity investments in suitable industries. Our 51% owned subsidiary, Shanghai Yidezhen Equity Investment Center, acts as Wuling Center’s general partner. We had an investment commitment of RMB60.0 million ($9.9 million) to Wuling Center; RMB15.0 million ($2.5 million) was paid in November 2012, and RMB27.0 million ($4.5 million) was paid in January 2013; the remaining investment commitment is payable upon Wuling Center’s demand.

We had a commitment of $100.1 million for properties to be held for sale in 2013, $60.0 million was paid and recorded as advance payment for properties to be held for sale as of December 31, 2013. The remaining commitment of $40.0 million is payable in 2014. We also had a commitment of $8.2 million for two floors of an office building which will be used as offices by one subsidiary of us. $2.9 million was paid as of December 31, 2013 and recorded as other non-current assets. The remaining commitment of $5.2 million is payable within one year.

In December 2013, we entered into a share purchase agreement with Jupai Holding Inc. and Century Crest Global Limited for the purchase of shares of Jupai Investment Group. Pursuant to the agreement, we will purchase 12,918,340 Series B Shares and 12,918,340 ordinary shares at RMB 96.0 million ($15.7 million). The transaction is expected to close in April 2014.

G.            Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,”“expects,”“anticipates,”“future,”“intends,”“plans,”“believes,”“estimates,”“may,”“intend,”“is currently reviewing,”“it is possible,”“subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,”“Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, government measures that may materially and adversely affect our business, a further slowdown in the growth of China’s economy, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China or the business plans for strategic alliances and other new business initiatives, our failure to manage growth, our loss of competitive advantage due to the failure to maintain and improve the proprietary CRIC system and/or other reasons, our reliance on a concentrated number of real estate developers, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	46	Co-Chairman and Chief Executive Officer
Charles Chao	48	Co-Chairman
Neil Nanpeng Shen	46	Independent Director
Bing Xiang	51	Independent Director
Hongchao Zhu	54	Independent Director
Jeffrey Zhijie Zeng	45	Independent Director
Winston Li	47	Independent Director
Jian Sun	49	Independent Director
Canhao Huang	56	Director
Li-Lan Cheng	49	Chief Operating Officer
Bin Laurence	46	Chief Financial Officer
Jianjun Zang	46	Co-president
Zuyu Ding	40	Co-president
Yinyu He	39	Co-president

Mr. Xin Zhou is one of the co-founders of our company and co-chairman of our board of directors. He has served as our chairman since 2003. Mr. Zhou served as our chief executive officer from 2003 to 2009, and has been serving as our chief executive officer again since April 2012. Mr. Zhou has served as executive chairman of Leju since its inception and also served as co-chairman and chief executive officer of our subsidiary CRIC from 2009 to April 2012. Mr. Zhou has over 20 years of experience in China’s real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou also served as chairman and general manager of Shanghai Wanxin Real Estate Investments Consulting Ltd. from 1994 and 1997. In recognition of his contribution to the development of real estate marketing, brokerage and circulation area in Shanghai and elsewhere in China, Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Circulation Industry” in 2005, named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission, named Brand’s “Person of the Year 2009” and one of the “Ten People in China’s Real Estate Industry” in 2009, and received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010. Mr. Zhou currently serves as the acting chairman of the Real Estate Broker Professional Committee of the China Real Estate Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University in China.

Mr. Charles Chao has served as a co-chairman of our board of directors since April 2012. Mr. Chao has served as a director of Leju since April 2014, and currently serves as SINA’s chairman and chief executive officer and the executive chairman of Weibo Corporation, a leading social media platform in China and a majority owned subsidiary of SINA. Since joining SINA in September 1999, Mr. Chao has served various managerial positions, including as vice president of finance, chief financial officer, co-chief operating officer and president. Prior to that, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP in Silicon Valley, California. Mr. Chao is currently an independent director of NetDragon Websoft Inc., a Hong Kong Stock Exchange listed company providing technology for online games. Mr. Chao received his master’s degree in professional accounting from University of Texas at Austin. He also holds a master’s degree in journalism from University of Oklahoma and a bachelor’s degree in journalism from Fudan University in China.

Mr. Neil Nanpeng Shen has served as our director since January 2005 and has been determined by our board of directors to be an independent director since March 2012. Mr. Shen was also a director of our subsidiary CRIC from 2009 to April 2012. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China, and Ctrip.com International, Ltd., or Ctrip, the largest travel consolidator in China, both listed on NASDAQ. Currently, Mr. Shen is a director and co-chairman of Home Inns, an independent director of Ctrip, chairman of the board of Mecox Lane Limited, an operator of online platform for apparel and accessories listed on NASDAQ, a director of Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ, and a director of Qihoo 360 Technology Co. Ltd., an internet company listed on the NYSE. Mr. Shen also serves on the boards of a number of private companies based in China. He served as Ctrip’s chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.

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

Mr. Jeffrey Zhijie Zeng has served as our independent director since August 2008. Mr. Zeng is the senior managing director of CITIC Capital Holdings Limited, and the general manager and managing partner of Kaixin Investment, a venture capital fund jointly founded by China Development Bank and CITIC Capital in May 2008. From 2001 to 2008, Mr. Zeng was a managing director of Walden International, a global venture capital firm, for which he was mainly responsible for venture investments in China. Prior to that, Mr. Zeng worked for CITIC Pacific Ltd. in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Mr. Zeng also serves as the chairman of China Special Article Logistics Company. Presently, Mr. Zeng serves as an independent director of AutoNavi Holdings Limited, a provider of digital map content and navigation and location-based solutions listed on NASDAQ, Vimicro International Corporation, a fabless semiconductor company listed on NASDAQ, Chinasoft International Ltd. and Great Wall Technology Company Limited, both listed on the Hong Kong Stock Exchange. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng holds a bachelor’s degree in economics from the University of Nagasaki, Japan and a master’s degree in management from Stanford University.

Mr. Winston Li has served as our independent director since March 2014. Mr. Li has served as an independent director of Leju since April 2014. Mr. Li is the chief financial officer of Sungy Mobile Ltd., a NASDAQ-listed provider of mobile internet products and services. Mr. Li is a director of Le Gaga Holdings Limited, a NASDAQ-listed Chinese greenhouse vegetable producer. He is also an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE. From 2004 to 2010, Mr. Li served as an independent director of ZTE Corporation, the largest public telecom equipment manufacturing company in China. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Apps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor’s degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

Mr. Jian Sun has served as our independent director since March 2014. Mr. Sun has served as an independent director of Leju since April 2014. Mr. Sun also serves as director and the chief executive officer of Home Inns & Hotels Management Inc., a NASDAQ-listed economy hotel chain company, and also serves as an independent director of Mecox Lane Limited, a NASDAQ-listed online platform for apparel and accessories company. Mr. Sun has over ten years of consumer industry experience. From 2003 to 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun received a bachelor’s degree in management from Shanghai Medical University.

Mr. Canhao Huang has served as our director since April 2006. He has served as director of Leju since March 2014. Mr. Huang was our head of operations from September 2007 to December 2009. He served as a vice president from 2000 to September 2007. Mr. Huang has served as a director of Leju since March 2014. Prior to that, Mr. Huang was a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000. Mr. Huang received a bachelor’s degree from Shanghai University in China.

Mr. Li-Lan Cheng has served as our chief operating officer since April 2012 and was our chief financial officer from November 2006 to April 2012. Mr. Cheng has served as executive director of Leju since March 2014. Prior to joining us, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director and member of the audit committee of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE, Le Gaga Holdings Limited, a greenhouse vegetable producer listed on NASDAQ and 51job, Inc., a human resource service provider listed on NASDAQ. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

Ms. Bin Laurence has served as our chief financial officer since April 2012. She served as the chief financial officer of our subsidiary CRIC from August 2009 to April 2012. Prior to joining CRIC, Ms. Laurence was a research analyst at SuttonBrook Capital Management LP, a hedge fund based in New York since 2005. Ms. Laurence served as a director in the distressed assets management division of BMO Financial Group in New York from 2002 to 2004. From 1996 to 2002, she served as an associate and a vice president successively covering the media/communications industry in the leveraged finance division of BMO Financial Group. From 1994 to 1996, Ms. Laurence was an analyst covering the media/communications industry in the investment banking division of Lehman Brothers, Inc. in New York. Ms. Laurence is an independent director and member of the audit committee of ChinaCache International Holdings Ltd., an internet content and application delivery service provider listed on NASDAQ. Ms. Laurence received a bachelor’s degree from Wellesley College and an MBA from Columbia Business School.

Mr. Jianjun Zang has served as our co-president since April 2012 and he served as our director and acting chief executive officer from September 2009 to April 2012. He was a co-head of our primary real estate agency service from 2001 to 2009. Mr. Zang served as a director of our company from December 2004 to August 2007. He was the chairman and general manager of Shanghai Yuanshang Real Estate Brokerage Co., Ltd. in 2000. Mr. Zang served as a director and general manager of Shanghai Yidu Real Estate Sales & Planning Co., Ltd. from 1998 to 2000, and as an operating director of Shanghai Lidahang Real Estate Consulting Co. from 1993 to 1998. Mr. Zang received a bachelor’s degree from Fudan University and an EMBA degree from Shanghai Jiao Tong University in China.

Mr. Zuyu Ding has served as our co-president since April 2012. He served as a director of our subsidiary CRIC from March 2011 to April 2012, president of CRIC from September 2011 to April 2012, and a co-president of CRIC from September 2009 to September 2011. Mr. Ding was our technology director from 2001 to January 2008. From 2001 to 2005, he served as the vice president of Shanghai Real Estate Sales (Group) Co., Ltd. Prior to that, from 1997 to 2000, he was the manager of the research and development department of Shanghai Real Estate Exchange Co., Ltd. Mr. Ding currently also serves as vice principal of the E-House Research and Training Institute, an executive director of the China Real Estate Research Association, secretary-general of the Real Estate Broker Professional Committee Intermediary Committee of China Real Estate Association, an advisor on the real estate market for the Ministry of Housing and Urban-Rural Development, an independent director of Shanghai Chengtou Holding Co., Ltd., a company listed on Shanghai Stock Exchange, and an independent director of Sanxiang Co., Ltd., a company listed on Shenzhen Stock Exchange. Mr. Ding was named “Shanghai Outstanding Young Merchant” in 2012, and was named one of the “Top Ten Shanghai Young Merchants for 2011-2012” in 2013. Mr. Ding received a bachelor’s degree and a Ph.D. degree in World Economics from Shanghai East China Normal University in China.

Mr. Yinyu He has served as our co-president since January 2014 and as chief executive officer of Leju since September 2011 and vice-president of Leju from January 2011 to August 2011. Mr. He served as Leju’s director of strategic planning from August 2008 to December 2010. Prior to joining Leju, Mr. He was the publisher and chief editor of UBM’s InformationWeek China from 2004 to 2008. From 2000 to 2004, he served as a senior reporter and researcher covering China’s IT, telecom, financial, and media industries at Interfax (China) News Agency, where he was a founding member. He also worked as a journalist, reporter, commentator, and anchor for a number of media outlets including the China Business Network (CBN), Shanghai  Television, Eastern Radio, Securities Herald, Eastday.com, and Finance Director magazine (part of The Economist Group). He received his bachelor’s degree and master’s degree from Shanghai University.

Employment Agreements

We have entered into employment agreements, labor service agreements or otherwise establish labor relationships with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, negligent or dishonest acts to our detriment or misconduct or a failure to perform agreed duties. An executive officer may, upon advance written notice, terminate his or her employment if there is a material and substantial reduction in his or her authority and responsibilities and such resignation is approved by our board of directors. Each executive officer is entitled to certain benefits upon termination of the employment relationship, including severance pay, under certain circumstances as provided under PRC laws, including his or her resignation upon the approval of our board of directors. The severance pay comprises one, two or three months’ base salary if such termination or resignation becomes effective during the first year, during the second year or after the second anniversary, respectively, of the effective date of the employment agreement.

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

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2013, we paid an aggregate of approximately RMB11.1 million ($1.8 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors.

E-House Share Incentive Plan

We adopted a share incentive plan, or the E-House Plan, in July 2007 to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The E-House Plan was amended and restated on October 16, 2008. The E-House Plan permits us to grant three types of awards: stock options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued pursuant to all awards under the E-House Plan shall be 5% of our total outstanding shares on an as-converted basis as of the effective date of the E-House Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the E-House Plan, as a result of which the additional shares reserved under the E-House Plan as of each applicable anniversary shall equal 5% of our then total outstanding shares. Notwithstanding the foregoing, on the effective date of the E-House Plan and each of the third, sixth and ninth anniversary of the effective date of the E-House Plan, no more than two million incentive share options may be issued until the next applicable anniversary. Accordingly, in July 2010, the third anniversary of the effective date of the E-House Plan, we increased the number of ordinary shares authorized for issuance under the E-House Plan by 4,013,619, and in August 2013, the six anniversary of the effective date of the E-House Plan, we increased the number of ordinary shares authorized for issuance under the E-House Plan by 6,644,659. We have granted to certain of our directors, executive officers and employees restricted shares and options to purchase ordinary shares of our company as described below.

Our subsidiary, CRIC, adopted a share incentive plan, or the CRIC Plan, on September 9, 2008. Prior to the completion of our merger with CRIC in April 2012, CRIC granted options to purchase ordinary shares of CRIC and restricted shares to certain CRIC directors, executive officers and employees as well as some of our directors and officers who had made contributions to CRIC. As of the Effective Time of our merger with CRIC, the CRIC Plan was terminated, and we assumed each CRIC option that was outstanding as of the Effective Time, whether vested or unvested, and converted each CRIC option into E-House options pursuant to the formula set forth in the merger agreement. See “Item 4. Information on the Company—A. History and Development of the Company” for a description of the merger. At the Effective Time, we assumed the CRIC options and restricted shares and converted them into options to purchase an aggregate of 15,107,745 ordinary shares of our company and 77,875 restricted shares of our company. The terms of these E-House options and restricted shares are similar to those granted by CRIC under the CRIC Plan.

As of March 31, 2014, the aggregate number of ordinary shares underlying outstanding options was 12,861,832 and the aggregate number of outstanding restricted shares granted was 2,128,350. The following table summarizes, as of March 31, 2014, the options and restricted shares granted to our executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Xin Zhou	1,112,500		3.38	January 1, 2009	December 31, 2018
	445,000		0.74	April 23, 2009	April 22, 2015
	100,000	*	N/A	November 24, 2010	N/A
	133,500		5.34	March 10, 2011	March 9, 2021
	2,492,000		4.22	October 10, 2011	October 9, 2021
	200,000		5.31	October 10, 2011	October 9, 2021
	100,000	*	N/A	December 1, 2012	N/A
	150,000	*	N/A	December 1, 2013	N/A
Charles Chao	60,000		5.50	March 9, 2007	December 28, 2009
	20,000		5.37	April 15, 2008	December 28, 2009
	445,000		5.34	September 24, 2009	September 23, 2019
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
Neil Nanpeng Shen	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	35,600		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	22,250		5.34	March 10, 2011	March 9, 2021
	26,700		4.22	October 10, 2011	October 9, 2021
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
Bing Xiang	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
Hongchao Zhu	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
Jeffrey Zhijie Zeng	40,000		5.37	August 3, 2008	August 2, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
	15,000	*	N/A	December 1, 2013	N/A
Winston Li	20,000	*	N/A	March 7, 2014	N/A
Jian Sun	15,000	*	N/A	March 7, 2014	N/A
Canhao Huang	40,000		5.37	April 15, 2008	April 14, 2018
	22,250		3.38	January 1, 2009	December 31, 2018
	44,500		5.34	September 24, 2009	September 23, 2019
	50,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
Li-Lan Cheng	436,364	(1)	3.30	November 28, 2006	N/A
	40,000		5.37	April 15, 2008	April 14, 2018
	77,875	(1)	N/A	July 30, 2009	N/A
	80,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
	60,000	*	N/A	December 1, 2012	N/A
	100,000	*	N/A	December 1, 2013	N/A
Bin Laurence	267,000		5.34	July 30, 2009	July 29, 2019
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	60,000	*	N/A	December 1, 2012	N/A
	60,000	*	N/A	December 1, 2013	N/A
Jianjun Zang	40,000		5.37	April 15, 2008	April 14, 2018
	22,250		3.38	January 1, 2009	December 31, 2018
	44,500		5.34	September 24, 2009	September 23, 2019
	80,000	*	N/A	December 21, 2009	N/A
	80,000	*	N/A	November 24, 2010	N/A
	200,000		5.31	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
Zuyu Ding	100,000		5.37	July 17, 2007	July 16, 2017
	40,000		5.37	April 15, 2008	April 14, 2018
	814,350		3.38	January 1, 2009	December 31, 2018
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
Yinyu He	8,900		0.72	September 6, 2008	September 5, 2014
	35,600		5.34	March 10, 2011	March 9, 2021
	71,200		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
Other individuals as a group	12,996,102	(2)(3)**	0.72 to 5.50	March 9, 2007 to March 7, 2013	April 22, 2015 to October 9, 2021 or N/A

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

(3)         As of March 31, 2014, options and restricted shares representing an aggregate of 1,256,143 ordinary shares previously granted to various individuals had been cancelled.

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

Leju Share Incentive Plan

In November 2013, Leju, our subsidiary, adopted a share incentive plan, or the Leju Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the subsidiary. The Leju Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan shall initially be 10,434,783 ordinary shares of Leju, or 8% of the total outstanding shares of Leju on an as-converted and fully diluted basis as of the effective date of the Leju Plan, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. We have granted options to purchase ordinary shares of Leju to certain directors, executive officers and employees of Leju as well as some of our directors and executive officers who have made contributions to Leju. As of March 31, 2014, the aggregate number of ordinary shares of Leju underlying outstanding options granted under the Leju Plan is 6,486,000 and the aggregated number of outstanding restricted shares of Leju granted under the Leju Plan is 1,526,000.

The following table summarizes, as of March 31, 2014, the options and restricted shares granted under the Leju Plan to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that have vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price ($/Share)	Date of Grant	Date of Expiration(1)
Xin Zhou	360,000	*	4.6	December 1, 2013	N/A
Charles Chao	360,000		4.6	December 1, 2013	November 30,2023
Neil Nanpeng Shen	20,000		4.6	December 1, 2013	November 30,2023
Bing Xiang	20,000		4.6	December 1, 2013	November 30,2023
Hongchao Zhu	20,000		4.6	December 1, 2013	November 30,2023
Jeffrey Zhijie Zeng	20,000		4.6	December 1, 2013	November 30,2023
Winston Li	40,000	*	N/A	March 18, 2014	N/A
Jian Sun	40,000	*	N/A	March 18, 2014	N/A
Canhao Huang	30,000		4.6	December 1, 2013	November 30,2023
Li-Lan Cheng	240,000	*	4.6	December 1, 2013	N/A
Bin Laurence	60,000	*	4.6	December 1, 2013	N/A
Jianjun Zang	30,000		4.6	December 1, 2013	November 30,2023
Zuyu Ding	30,000		4.6	December 1, 2013	November 30,2023
Yinyu He	720,000		4.6	December 1, 2013	November 30,2023
	100,000	*	N/A	March 18, 2014	N/A
Other individuals as a group	5,922,000	**		December 1, 2013 to March 18, 2014	November 30,2023 or N/A

(1)         Options granted under the Leju Plan have a ten-year term from the date of grant, whereas restricted shares are not subject to such a term.

*Represents restricted shares.

**Includes options and restricted shares.

The remaining terms of the Leju Plan are substantially identical to the terms of the E-House Plan described above.

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

In 2013, our board of directors held meetings or passed unanimous written resolution in lieu of meeting nine times.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the board committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Winston Li, Jeffrey Zhijie Zeng and Bing Xiang, all of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Winston Li is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of our internal audit function and independent auditor.

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

In 2013, our audit committee held meetings or passed unanimous written resolutions in lieu of meetingsix times.

Compensation Committee. Our compensation committee consists of Hongchao Zhu and Jian Sun, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Hongchao Zhu is the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of our company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

In 2013, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting twice.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jian Sun and Hongchao Zhu, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Jian Sun is the chair of our nominating and corporate governance committee.

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

In 2013, our nominating and corporate governance committee passed unanimous written resolutions in lieu of meeting once.

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

D.                                    Employees

We had 15,785, 15,088 and 18,927employees as of December 31, 2011, 2012 and 2013, respectively. The table sets forth the number of employees by area of business as of December 31, 2013:

	Number of Employees	Percentage of Employees
Corporate Offices	3,123	16.50%
Research Department	4,882	25.79%
Sales Staff	10,922	57.71%
Total	18,927	100.00%

We consider our relations with our employees to be good.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2014 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2014, we had 142,809,504 ordinary shares issued. Among the 142,809,504 ordinary shares issued, 4,772,963 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan, and 130,500 ordinary shares underlying the 130,500 ADSs that had been repurchased by us from the open market but remain uncancelled are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2014, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:(1)
Xin Zhou(2)(†)	35,251,222	24.9
Charles Chao	*	*
Neil Nanpeng Shen(3)	3,622,795	2.6
Bing Xiang	*	*
Hongchao Zhu	*	*
Jeffrey Zhijie Zeng	—	—
Winston Li	—	—
Jian Sun	—	—
Canhao Huang(†)	*	*
Li-Lan Cheng(†)	*	*
Bin Laurence(†)	*	*
Jianjun Zang(4)(†)	2,992,370	2.2
Zuyu Ding(†)	*	*
Yinyu He(†)	*	*
All Directors and Executive Officers as a Group(†)	41,304,566	28.8

Principal Shareholders:
SINA Corporation(5)	29,333,740	21.3
Kanrich Holdings Limited(6)	17,790,125	12.9
Jun Heng Investment Limited(7)(†)	9,777,300	7.1
Funds managed by S.A.C. Capital Advisors, L.P. and CR Intrinsic Investors, LLC (8)	7,554,872	5.5
Accounts managed by Kylin Management LLC (9)	7,064,922	5.1

*                 Less than 1% of our total outstanding shares.

(†)         Each of these directors and executive officers is a beneficial owner of our shares through On Chance Inc., or On Chance, Jun Heng Investment Limited, or Jun Heng, and/or Kanrich Holdings Limited, or Kanrich, as the case may be. On Chance is also a shareholder of Jun Heng.

(1)         Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is Qiushi Building, 11/F, 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China.

(2)         Includes (i) 133,333 ordinary shares that Mr. Zhou personally held, (ii) 3,485,664 ordinary shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days after March 31, 2014, (iii) 4,064,800 shares beneficially owned by On Chance, (iv) 9,777,300 shares beneficially owned by Jun Heng, and (v) 17,790,125 ordinary shares held by Kanrich. Each of On Chance, Jun Heng and Kanrich is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. Mr. Zhou disclaims beneficial ownership of the ordinary shares owned by On Chance, Jun Heng and Kanrich except to the extent of his pecuniary interest therein. A total of 31,500,000 ordinary shares held by Kanrich, On Chance and Jun Heng are subject to a share charge for the benefit of a third-party lender, which has entered into a margin loan facility agreement and related share and account charge with Kanrich to provide financing for Kanrich’s purchase of certain ordinary shares from us.

(3)         Includes 2,084,874 ordinary shares directly held by Smart Create Group Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, 1,363,939 ordinary shares directly held by Smart Master International Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, 25,000 ordinary shares that Mr. Shen personally held, and 148,982 ordinary shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after March 31, 2014.

The business address of Mr. Shen is Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(4)         Represents 2,663,337 ordinary shares held by Jun Heng that is approximately 27.24% owned by Mr. Zang, 88,951 ordinary shares held by Kanrich that is 0.5% owned by Mr. Zang, and 240,082 ordinary shares issuable upon exercise of options held by Mr. Zang within 60 days from March 31, 2014.

(5)         Includes 28,600,000 ordinary shares and 733,740 ADSs. SINA Corporation is a company incorporated in Cayman Islands, and its business address is Room 1802, United Plaza, 1468 Nan Jing Road West, Shanghai 200040, People’s Republic of China.

(6)         Kanrich is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered office of Kanrich is Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands.

(7)         Includes 9,665,000 ordinary shares and 112,300 ADSs. Jun Heng is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(8)         Based on Schedule 13G filed by S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors, Inc., CR Intrinsic Investors, LLC and Steven A. Cohen on January 2, 2014.  S.A.C. Capital Advisors, L.P. is a Delaware limited partnership. S.A.C. Capital Advisors, Inc. is a Delaware corporation. CR Intrinsic Investors, LLC is a Delaware limited liability company. Mr. Cohen is a United States citizen. None of these reporting persons own directly any ADSs or ordinary shares. Pursuant to an investment management agreement,  S.A.C. Capital Advisors, L.P. maintains investment and voting power with respect to the securities held by S.A.C. Capital Associates, LLC, S.A.C. MultiQuant Fund, L.P. and S.A.C. Select Fund, LLC. SAC Capital Advisors Inc. is the general partner of S.A.C. Capital Advisors, L.P. Pursuant to an investment management agreement, CR Intrinsic Investors, LLC  maintains investment and voting power with respect to the securities held by CR Intrinsic Investments, LLC. Mr. Steven A. Cohen controls each of SAC Capital Advisors Inc. and CR Intrinsic Investors, LLC. CR Intrinsic Investments, LLC and S.A.C. Select Fund, LLC are wholly owned subsidiaries of S.A.C. Capital Associates, LLC. Each of (i) S.A.C. Capital Advisors, L.P., SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own the shares held by S.A.C. Capital Associates, LLC, S.A.C. MultiQuant Fund, L.P. and S.A.C. Select Fund, LLC, and each of CR Intrinsic Investors, LLC and Mr. Cohen may be deemed to beneficially own the shares held by CR Intrinsic Investments, LLC. It is reported in the Schedule 13G filed on January 2, 2014 that S.A.C. Capital Associates, LLC, S.A.C. MultiQuant Fund, L.P. and S.A.C. Select Fund, LLC hold an aggregate of 2,043,607 ADSs, and CR Intrinsic Investments, LLC holds 5,511,265 ADSs. In a Schedule 13G/A filed by the same reporting persons on April 3, 2014, it is reported that S.A.C. Capital Associates, LLC, S.A.C. MultiQuant Fund, L.P. and S.A.C. Select Fund, LLC hold an aggregate of 1,545,386  ADSs, and CR Intrinsic Investments, LLC holds 1,465,000  ADSs. The address of the principal business office of S.A.C. Capital Advisors, L.P., S.A.C. Capital Advisors, Inc., CR Intrinsic Investors, LLC and Mr. Cohen  is 72 Cummings Point Road, Stamford, Connecticut 06902

(9)         Based on Schedule 13G filed by Kylin Offshore Master Fund Ltd., Kylin Management LLC and Mr. Ted Kang on March 14, 2014. Kylin Management LLC  is the investment manager of Kylin Offshore Master Fund Ltd. and other accounts it separately manages.  Kylin Offshore Master Fund Ltd. holds 5,312,180 ADSs and the separately managed accounts hold in the aggregate an additional 1,752,742 ADSs.  Mr. Ted Kang  is the manager of Kylin Management LLC. Kylin Management LLC and Mr. Kang may each be deemed to have voting and dispositive power with respect to the shares held by Kylin Offshore Master Fund Ltd. and the separately managed accounts. The business address of each of Kylin Management LLC and Mr. Kang is 366 Madison Avenue, 16th Floor, New York, New York 10017. The business address of Kylin Offshore Master Fund Ltd. is c/o Citco (Canada) Inc., 2 Bloor Street, Suite 2700, Toronto, Ontario M4W 1A8, Canada.

Immediately following our initial public offering, Xin Zhou held 41.7% of our ordinary shares and as of March 31, 2014, he held 24.9% of our ordinary shares.

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

To our knowledge, to fund part of the purchase price for the share issuance closed on March 22, 2013, Kanrich and Prominent Asset Investment Limited entered into a margin loan facility agreement on March 22, 2013, pursuant to which Kanrich obtained a two-year term loan from Prominent Asset Investment Limited in the principal amount of $44.0 million. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Management and Affiliates—Share Issuance to Management.” In connection with the margin loan, Kanrich, Jun Heng and On Chance charged in favor of Prominent Asset Investment Limited all their present and future rights, title and interest in and to the 17,790,125 ordinary shares,9,665,000 ordinary shares and 9,982,500 ordinary shares held by them at the time, respectively, and all their present and future rights, title and interest in respect of or represented by each relevant securities account each of them maintains with the custodian of Prominent Asset Investment Limited, as the continuing security for the due and punctual performance and discharge of all the obligations under the margin loan facility agreement and other documents relating to the margin loan. Subsequently in October 2013, Prominent Asset Investment Limited released 5,937,625 ordinary shares owned by On Chance from the security created under the share change. Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of March 31, 2014, 78,388,052 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 4,772,963 of the 78,388,052 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Agreements with Leju

Leju is currently our majority-owned subsidiary. Prior to the  initial public offering of Leju, we provided Leju with accounting, administrative, marketing, internal control, customer service and legal support services, and have also provided Leju with the services of a number of our executives and employees.

We have entered into agreements with Leju with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement,  and an onshore cooperation agreement. The following are summaries of these agreements.

Master Transaction Agreement

The master transaction agreement contains provisions relating to Leju’s carve-out from us. The master transaction agreement provides for cross-indemnities that generally will place the financial responsibility on Leju for all liabilities associated with the current and historical real estate online services business and operations that have been conducted by or transferred to Leju, and generally will place on us the financial responsibility for liabilities associated with all of our other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and Leju will indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, Leju has agreed to indemnify us against liabilities arising from misstatements or omissions in the prospectus or the registration statement of which it is a part in connection with Leju’s proposed initial public offering, except for misstatements or omissions relating to information that we provided to Leju specifically for inclusion in such prospectus or such registration statement of which it forms a part. Leju has also agreed to indemnify us against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information Leju provides to us specifically for inclusion in our annual or quarterly reports following the completion of Leju’s initial public offering, but only to the extent that the information pertains to Leju or its business or to the extent we provide Leju prior written notice that the information will be included in our annual or quarterly reports and the liability does not result from the action or inaction of us. Similarly, we will indemnify Leju against liabilities arising from misstatements or omissions in our subsequent SEC filings or with respect to information that we provided to Leju specifically for inclusion in the prospectus in connection with Leju’s proposed initial public offering, the registration statement of which the prospectus forms a part, or our annual or quarterly reports following the completion of Leju’s initial public offering.

The master transaction agreement contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which the prospectus in connection with Leju’s proposed initial public offering forms a part, including in connection with the activities to implement such initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

Furthermore, under the master transaction agreement, Leju has agreed to use its reasonable best efforts to use the same independent certified public accounting firm selected by us and to maintain the same fiscal year as us until our first fiscal year-end occurring after the earlier of (1) the first date when we no longer own at least 20% of the voting power of our then outstanding securities and (2) the first date when we cease to be the largest beneficial owner of Leju’s then outstanding voting securities (without considering holdings by certain institutional investors). This earlier date is referred to as the control ending date herein. Leju also has agreed to use its reasonable best efforts to complete its audit and provide us with all financial and other information on a timely basis so that we may meet our deadlines for our filing of annual and quarterly financial statements.

The master transaction agreement will automatically terminate five years after the first date upon which we cease to own in aggregate at least 20% of the voting power of Leju’s then outstanding securities. This agreement can be terminated early by mutual written consent of the parties.

Offshore Transitional Services Agreement

Under the offshore transitional services agreement, we have agreed that, during the service period, we will provide Leju with various corporate support services, including:

•   accounting support;

•   administrative support;

•   marketing support;

•   internal control support;

•   customer service support; and

•   legal support.

We also may provide Leju with additional services that we and Leju may identify from time to time in the future. We may engage third parties to provide services covered by the offshore transitional service agreement.

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

The offshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 in connection with Leju’s initial public offering is first publicly filed with the SEC, and ending on the date when we cease to own in aggregate at least 20% of the voting power of Leju’s then outstanding securities or cease to be the largest beneficial owner of Leju’s then outstanding voting securities, without considering holdings of institutional investors that have acquired Leju’s securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing Leju’s control.

Either party may terminate the offshore transitional services agreement with respect to either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by us, but does not quantify the amount of or specify the calculation method, for such fee.

Onshore Transitional Services Agreement

The onshore transitional services agreement adopts terms and conditions similar to those of the offshore transitional services agreement. Under the onshore transitional services agreement, Shanghai Real Estate Sales (Group) Co., Limited, our indirectly wholly-owned subsidiary, or E-House Shanghai, agrees, during the applicable service period, to provide Beijing Leju, Beijing Jiajujiu, Shanghai Yi Xin, Shanghai SINA Leju, Beijing Maiteng, Shanghai Yi Yue and E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd., or the Leju PRC Entities, and/or their designated PRC affiliates, with various corporate support services, including accounting support, internal control and internal audit support, marketing support, customer service support and legal support. E-House Shanghai also may provide the Leju PRC Entities with additional services that the Leju PRC Entities and E-House Shanghai may identify from time to time in the future. E-House Shanghai may engage its PRC affiliates or other third parties to provide services covered by the onshore transitional services agreement.

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

The onshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 in connection with Leju’s initial public offering is first publicly filed with the SEC, and ending on the date when we cease to own in aggregate at least 20% of the voting power of Leju’s then outstanding securities or cease to be the largest beneficial owner of Leju’s then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control.

Either E-House Shanghai or the Leju PRC Entities may terminate either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by the Leju PRC Entities, but does not quantify the amount of or specify the calculation method, for such fee.

Non-competition Agreement

The non-competition agreement provides for a non-competition period beginning on the date of the agreement and ending on the later of (1) three years after the first date when we cease to own in aggregate at least 20% of the voting power of Leju’s then outstanding securities and (2) five years after the date that the registration statement on Form F-1 in connection with Leju’s initial public offering is first publicly filed with the SEC. This agreement can be terminated early by mutual written consent of the parties.

We have agreed not to compete with Leju during the non-competition period in the business of providing real estate e-commerce, online advertising and listing services, anywhere in the world. Leju has agreed not to compete with us during the non-competition period in any business conducted by us as described in our periodic filings with the SEC, other than the businesses Leju is engaged in as described in initial public offering prospectus.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither Leju nor we may, during the non-competition period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Onshore Cooperation Agreement

Under the onshore cooperation agreement, E-House Shanghai, Beijing Leju, Beijing Jiajujiu and Shanghai Yi Xin agree that they will cooperate with each other in sharing information about potential demand for products and/or services and developing clients. If any party is aware that its customers, suppliers or other business partners may have demands for the products and/or services of the primary business of any other party, it will share such information with such other party, to the extent not in violation of any applicable law and its confidentiality obligations or other terms under any contract binding on such party. Furthermore, the parties agree to cooperate with each other, to the extent commercially reasonable and in the manner deemed to be appropriate, in referring the principal products and/or services of any other party, joint pitching for and negotiating with clients, and entering into agreements with clients. In the event the parties jointly enter into an agreement with a client, they shall determine their respective rights and obligations in writing through amicable negotiations, and based on the principle of fairness and the fair market values of the products and/or services offered by the parties. The parties agree not to charge any fees for their cooperation and assistance provided under the agreement unless they separately and explicitly agree otherwise.

The onshore cooperation agreement provides for a term commencing on its date of execution and ending on the date when we cease to own in aggregate at least 20% of the voting power of Leju’s then outstanding securities or cease to be the largest beneficial owner of Leju’s then outstanding voting securities, without considering holdings of institutional investors that have acquired Leju’s securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing Leju’s control. The onshore cooperation agreement does not provide any early termination right.

Investor Rights Agreement regarding Leju

On March 21, 2014, we entered into a share purchase and subscription agreement with Leju and Tencent, pursuant to which Tencent acquired from us 19,201,800 of Leju ordinary shares, or 15% of Leju’s total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju shares that are granted and outstanding, for $180 million in cash. Concurrent with the consummation of the IPO of Leju, Tencent subscribed for 2,029,420 additional Leju ordinary shares, at a price per ordinary share equal to the initial public offering price per ordinary share, sufficient for Tencent to maintain a 15% equity interest in Leju on a fully diluted basis as of the consummation of the IPO of Leju. On March 31, 2014, being the closing date of our sale of Leju shares to Tencent under the share purchase and subscription agreement, we entered into an investor rights agreement with Leju and Tencent, which granted Tencent and us certain registration rights with respect to Leju ordinary shares and placed certain restrictions on the transfer of Leju ordinary shares by Tencent or us.

Demand registration rights. We and Tencent have the right to demand that Leju effect a registration covering the offer and sale of the Leju ordinary shares owned by us and Tencent, respectively. We and Tencent are each entitled to an aggregate of three such registrations. Leju, however, is not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement.

Shelf registration rights. Once Leju is eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, we and Tencent will have the right to demand that Leju file a shelf registration statement covering the Leju ordinary shares owned by us and Tencent, respectively. Leju, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.

Piggyback registration rights. If Leju proposes to file a registration statement for an offering of its ordinary shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to its employees pursuant to any employee benefit plan, then Leju must offer us and Tencent an opportunity to include in the registration all or any part of our and Tencent’s registrable securities.

Blackout periods. Leju is entitled to two blackout periods, aggregating to no more than 90 days in any consecutive 12-month period, during which Leju can delay the filing or effectiveness of a registration statement, if it would, in the good faith judgment of its board of directors, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving Leju.

Expenses of registration. Leju will pay all expenses relating to any demand or piggyback registration, except that we and Tencent shall bear and pay all (i) brokerage commissions, (ii) ADS issuance fees payable to any depositary institution, (iii) commissions, fees, spreads, discounts, transfer taxes, stamp duties, (iv) fees and expenses of counsel or other advisers, subject to certain amounts that Leju will pay, and (v) out-of-pocket expenses, in each case, with respect to only such holder’s registrable securities.

Restrictions on transfer. For so long as Tencent is the beneficial owner of at least 10% of Leju’s issued and outstanding ordinary shares, Tencent’s prior written consent will be required for (i) a change of control of Leju that results in certain specified entities, as agreed by Leju and Tencent, controlling Leju, (ii) the issuance, by way of a privately negotiated transaction, of equity securities representing more than 10% of Leju’s issued and outstanding share capital to certain specified entities, or (iii) the transfer or other disposition, by way of a privately negotiated transaction, of equity securities representing more than 10% of Leju’s issued and outstanding share capital by us to certain specified entities, in each case, subject to certain exceptions. Tencent will not, without Leju’s prior written consent, transfer or otherwise dispose, by way of a privately negotiated transaction, of Leju equity securities held by Tencent to certain specified entities, subject to certain exceptions.

Agreements with SINA

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

Registration Rights. Following the date of the Investor Rights Agreement, SINA may request us to file a registration statement with the SEC covering all or part of the ordinary shares or ADSs held by SINA. SINA is entitled to demand up to three such registrations provided that we are not required to prepare and file (i) more than one demand registration statement in any twelve-month period or (ii) any demand registration statement within 180 days of the date of effectiveness of any other registration statement filed by us pursuant to the Investor Rights Agreement.

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

Board Representation. The Investor Rights Agreement provides that SINA will have the right, following consultation with us, to designate one director for nomination for election to our board of directors and SINA retains this right until the first date on which SINA is no longer a beneficial owner of at least 10% of the total outstanding shares of us. As of and after such time as SINA is no longer a beneficial owner of at least 10% of the total outstanding shares of us, we have the right to remove or procure the removal of, and SINA must render all necessary assistance for the purpose of removal of, the director who was designated by SINA, from our board of directors.

Agreements between Leju and SINA

In 2008, SINA reorganized its real estate and home furnishing websites and online real estate advertising business into a separate unit with its own legal entities, management team, advertising operations, systems and physical facilities. Pursuant to the reorganization, we and SINA formed a joint venture, China Online Housing, which subsequently became a wholly owned subsidiary of Leju in December 2013 as part of our corporate reorganization. The terms of the joint venture provided China Online Housing with the rights, for an initial term of ten years, to use our real estate information database and operate the SINA real estate and home furnishing websites, including licenses to use SINA’s trademark, domain names, website technologies and certain software. In 2009, SINA and China Online Housing entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement. In March 2014, Leju and SINA entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of agreements with SINA through 2024.

Advertising Inventory Agency Agreement. Under the advertising inventory agency agreement, Leju has the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on all SINA non-real estate websites. Leju is required to pay SINA fees of approximately 15% of the revenues generated from sales of advertising on SINA non-real estate websites, subject to certain limitations on the amount of advertising that it may sell and fees payable by Leju to SINA based on the amount of advertising sold. In addition, Leju authorizes SINA as its exclusive agent to sell non-real estate-related advertising on its directly operated websites. Leju is entitled to receive approximately 85% of the revenues generated from these sales. The initial term of the amended and restated advertising inventory agency agreement is ten years, expiring in 2024.

Domain Name and Content License Agreement. Under the amended and restated domain name and content license agreement, an affiliate of SINA, or licensor, granted to Leju an exclusive license to use its five domain names, namely, house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn, and esf.sina.com.cn in connection with Leju’s real estate internet operations in China. In addition, the licensor also granted to Leju an exclusive license to use all contents, whose copyrights are owned by the licensor or owned by a third-party provider but is sub-licensable by the licensor without requiring payment of any additional fees and without violating the terms of any agreement with such third party provider, in connection with websites associated with the domain names licensed to Leju. For other operating contents, Leju may enter into an agreement with the owner independently and will be responsible for the costs associated with procuring the contents. The licenses are for an initial term of ten years expiring in 2024.

Amended and Restated Trademark License Agreement. Under the amended and restated trademark license agreement, an affiliate of SINA granted to Leju a non-exclusive license to use three SINA trademarks and an exclusive license to use four SINA related trademarks in connection with Leju’s real estate online operations in China through websites located at leju.com and the websites located at house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn and esf.sina.com.cn. The licenses are for an initial term of ten years expiring in 2024.

Amended and Restated Software License and Support Services Agreement. Under the amended and restated software license and support services agreement, a subsidiary of SINA, or licensor, granted to Leju a non-exclusive license to use (i) the proprietary software used for, among other things, internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management flow, statistics, monitoring and censoring; (ii) certain current software products and interfaces necessary to facilitate Leju’s use of such current software products; (iii) the databases; (iv) certain improvements to the licensed software; and (v) related documentation and hardware, in each case to the extent such items (other than licensor improvements) exist and have been delivered to Leju under the software license and support service agreement executed in 2009. The licensor also provided to Leju infrastructure necessary to operate its websites and facilitate its use of the licensed software. In addition, the licensor also provided support services, including routine maintenance, technical support and hardware support. The licenses are for an initial term of ten years expiring in 2024 and free of any fees (subject to certain exceptions). However, to the extent that there are any reasonable, incremental costs for use of the licensed software or the infrastructure, or provision of the support services, due to a change in the business needs, Leju is required to reimburse the licensor for all such costs.

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

Other Transactions with Management

As of December 31, 2013, we had a payable balance of $2.8 million to our management. The amount represents consideration paid by management for unvested restricted shares granted under the Leju Plan.

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

Transactions with Affiliates

Transactions with Shanghai Yueshun Real Estate Development Co., Ltd. Shanghai Yueshun Real Estate Development Co., Ltd. is an entity partially owned by Mr. Xin Zhou. As of December 31, 2011, 2012 and 2013, we had a receivable balance of $0.3 million, $0.3 million and $0.3 million, respectively, from Shanghai Yueshun Real Estate Development Co., Ltd., representing rental cost paid on behalf of this entity.

Transactions with Shanghai Jinyue Real Estate Development Co., Ltd. Mr. Xin Zhou is a director of Shanghai Jinyue Real Estate Development Co., Ltd. As of December 31, 2011, 2012 and 2013, we had a payable balance of $0.4 million, $0.4 million and $0.4 million, respectively, to Shanghai Jinyue Real Estate Development Co., Ltd., representing the rental expenses paid by Shanghai Jinyue Real Estate Development Co., Ltd. on behalf of us.

Transactions with Beijing China Real Estate Research Association Technology Ltd. Beijing China Real Estate Research Association Technology Ltd. is a joint venture formed by us with China Real Estate Research Association and China Real Estate Association. In 2011 and 2012, we purchased services from Beijing China Real Estate Research Association Technology Ltd. for an amount of $0.8 million and $0.5 million, respectively. Our payable balance due to Beijing China Real Estate Research Association Technology Ltd. for these services was $1.1 million and $3,892 as of December 31, 2012 and 2013, respectively. Moreover, in 2011 and 2012, we provided promotional event services to the entity and generated revenues of $0.3 million and $52,120, respectively, for these services. In 2013, we provided information and consulting services to the entity and generated revenues of $1.1 million for these services. Additionally, as of December 31, 2012 and 2013, we had a receivable balance of $46,067 and $1.0 million from Beijing China Real Estate Research Association Technology Ltd.

Transactions with SINA. As of December 31, 2012 and 2013, we had a payable balance of $2.5 million and $1.7 million to SINA, representing online advertising agency fee payable to SINA and the total cost recognized for the advertising agency fee purchased from SINA in 2012 and 2013 was $5.1 million and $6.0 million, respectively. Mr. Charles Chao, SINA’s chairman and chief executive Officer, has served as a co-chairman of our board of directors since April 2012 and SINA became our related party since then.

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

Real Estate Investment Fund Management

In January 2008, we formed E-House China Real Estate Investment Fund I, L.P., or the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner and receives annual management fees and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, our co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director, invested a total of $28.0 million in the Fund. They are also among the non-controlling shareholders of the general partner. We have no investment in the Fund. See “Item 4. Information on the Company—B. Business Overview—Our Services—Other Services—Real Estate Investment Fund Management.” We earned $0.3 million, $0.2 million and $63,567 in management fees from the Fund in 2011, 2012and 2013, respectively, which were fully collected in the year when such management fees were earned. In March 2011, we acquired Firmway Assets Limited from the Fund for $12.0 million.

In January 2010, we formed E-House Shengyuan Equity Investment Center, or Shengyuan Center, which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner will receive annual management fees and carried interest on a success basis. We had an investment commitment of RMB65.0 million ($10.7 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB40.0 million ($6.6 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. In 2013, we received RMB2.8 million ($0.5 million) capital return from Shengyuan Center. We earned $1.5 million, $1.6 million and $1.5 million in management fees from the Center in 2011, 2012and 2013, respectively, which were fully collected in the year when such management fees were earned.

In April 2010, we formed E-House Shengquan Equity Investment Center, or Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner will receive annual management fee and carried interest. We are entitled to carried interest from Shengquan Center in the event that the investors in Shengquan Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB9.0 million ($1.5 million) to Shengquan Center, half of which was paid in May 2010 and the other half was paid in July 2011. We earned $0.6 million, $0.6 million and $0.6 million in management fees from Shengquan Center in 2011, 2012and 2013, respectively, which were fully collected in the year when such management fees were earned. We have no investment in Shengquan Center.

In May 2012, we formed a limited partnership, Wuling Center, in Shanghai, for the purpose of making equity investments in suitable industries. Our 51% owned subsidiary, Shanghai Yidezhen Equity Investment Center, acts as Wuling Center’s general partner. The general partner will receive annual management fees and carried interest. We are entitled to carried interest from Wuling Center in the event that the investors in Wuling Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We committed to invest RMB60.0 million ($9.9 million) in Wuling Center, of which RMB15.0 million ($2.5 million) was paid in November 2012, and RMB27.0 million ($4.5 million) was paid in 2013. An entity controlled by Mr. Xin Zhou, our co-chairman and chief executive officer, committed to invest RMB45.0 million ($7.4 million) in Wuling Center, of which RMB31.5 million ($5.2 million) was paid in 2013.  We earned $3.8 million in management fees from Shengquan Center in 2013, which was fully collected in the year when such management fees were earned.

We hold 0.5%, 0.5% and 0.5% equity interest of Suzhou Hehui Xuyuechang Equity Investment Center, Suzhou Hehui Xuyuerong Equity Investment Center and Suzhou Hehui Xuyuezhen Equity Investment Center, respectively. We also act as a non-acting general partner and provides investment advice to the entities. We earned an aggregate of $0.3 million in management fees from such funds in 2013, respectively, which was fully collected in the year when such management fees were earned. We had also received an aggregate of $0.6 million as advanced management fees from above three funds as of December 31, 2013.

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

In October 2012, the shareholders of Tian Zhuo transferred all of their equity interests in Tian Zhuo to Shanghai Lerong Information Technology Co., Ltd., a subsidiary of Beijing Leju, so that Tian Zhuo became an indirect wholly owned subsidiary of Beijing Leju, and the previous contractual arrangement among Shanghai CRIC, Tian Zhuo and its shareholders was terminated accordingly. In connection with the transfer of equity interest, Mr. Xin Zhou assigned the loans in an aggregate amount of RMB89.0 million ($14.7 million) that he previously extended to Tian Zhou for various business purposes to Shanghai CRIC to satisfy his own payment obligations to Shanghai CRIC in the same amount under the three loan agreements he entered into with Shanghai CRIC on April 1, 2008, September 8, 2008 and July 20, 2009, respectively.

In December 2013, Shanghai Lerong Information Technology Co., Ltd. transferred all of its equity interests in Tian Zhuo to Shanghai Kushuo, so that Tian Zhuo has become a wholly owned subsidiary of Shanghai Kushuo.

Contractual Agreements with Beijing Leju

Beijing Leju is 80% owned by Xudong Zhu and 20% owned by Zuyu Ding. Our majority-owned indirect subsidiary, Shanghai SINA Leju, has entered into agreements with Beijing Leju and its shareholders, which provide Shanghai SINA Leju with the substantial ability to control Beijing Leju and make it a primary beneficiary of Beijing Leju. We operate our real estate online business through these contractual arrangements with Beijing Leju and its shareholders. Under PRC law, each of Shanghai SINA Leju and Beijing Leju is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai SINA Leju and Beijing Leju, Beijing Leju does not transfer any other funds generated from its operations to Shanghai SINA Leju.

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

Loan Agreement. Under the loan agreement among Beijing Maiteng, Zuyu Ding and Weijie Ma dated February 1, 2012, Beijing Maiteng granted an interest-free loan of RMB10.5 million ($1.7million) to Zuyu Ding and RMB4.5 million ($0.7 million) to Weijie Ma, respectively, solely for their purchase of equity interests in Beijing Jiajujiu. The loan will be due upon the earlier of February 1, 2032 or the expiration of the term of business of either Beijing Maiteng or Beijing Jiajujiu.

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

Contractual Agreements with Shanghai Kushuo

In December 2013, Zuyu Ding and Weijie Ma became the shareholders of Shanghai Kushuo, through initial contribution to its registered capital. Shanghai Kushuo is 50% owned by Zuyu Ding and 50% owned by Weijie Ma. Shanghai Yifang Software Co., Ltd., or Shanghai Yifang, has entered into agreements with Shanghai Kushuo and its shareholders, which provide Shanghai Yifang with the substantial ability to control Shanghai Kushuo and make it a primary beneficiary of Shanghai Kushuo. We operate our real estate offline advertising business through these contractual arrangements with Shanghai Kushuo and its shareholders. Under PRC law, each of Shanghai Yifang and Shanghai Kushuo is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Yifang and Shanghai Kushuo, Shanghai Kushuo does not transfer any other funds generated from its operations to Shanghai Yifang.

Agreements that will Provide Effective Control over Shanghai Kushuo

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai Yifang, Shanghai Kushuo, Zuyu Ding and Weijie Ma, dated December 31, 2013, each of Zuyu Ding and Weijie Ma granted an irrevocable and unconditional option to Shanghai Yifang, that entitles Shanghai Yifang or its designated entity or individual to acquire all or part of the equity interests held by him in Shanghai Kushuo at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Shanghai Kushuo will be equal to the registered capital of Shanghai Kushuo, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Shanghai Kushuo irrevocably and unconditionally granted Shanghai Yifang an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Shanghai Kushuo. The exercise price for purchasing the assets of Shanghai Kushuo will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Shanghai Yifang or any third party designated by Shanghai Yifang. This agreement will terminate after all the equity interest in and the assets of Shanghai Kushuo are lawfully transferred to Shanghai Yifang and/or any other entity or individual designated by Shanghai Yifang.

Loan Agreement. Under the loan agreement among Shanghai Yifang, Zuyu Ding and Weijie Ma dated November 26, 2013, Shanghai Yifang granted an interest-free loan of RMB5 million ($0.8 million) to Zuyu Ding and RMB5 million ($0.8 million) to Weijie Ma, respectively, solely for their contribution of register capital of Shanghai Kushuo. The loan will be due upon the earlier of November 25, 2033 or the expiration of the term of business of either Shanghai Yifang or Shanghai Kushuo.

Shareholder Voting Right Proxy Agreement. Under the shareholder voting right proxy agreement among Shanghai Yifang, Shanghai Kushuo, Zuyu Ding and Weijie Ma, dated December 31, 2013, each of Zuyu Ding and Weijie Ma will irrevocably grant any person designated by Shanghai Yifang the power to exercise all voting rights which he will be entitled to as shareholder of Shanghai Kushuo at that time. The agreement will expire on November 25, 2033, 20 years from the date of execution. The term of the agreement can be automatically extended for one year upon expiration of the initial term or the extension thereof, if Shanghai Yifang gives a written notice requesting extension.

Power of Attorney. Under each of the powers of attorneys signed by Zuyu Ding and Weijie Ma, respectively, on December 31, 2013, each of Zuyu Ding and Weijie Ma irrevocably granted Xin Zhou, a person designated by Shanghai Yifang, the power to exercise all voting rights which he is entitled to as a shareholder of Shanghai Kushuo. Each of the powers of attorneys will be valid until the expiration or the early termination of the shareholder voting right proxy agreement among Shanghai Yifang, Shanghai Kushuo, Zuyu Ding and Weijie Ma, dated December 31, 2013, unless Shanghai Yifang designates another person to replace the attorney.

Equity Pledge Agreement. Under the equity pledge agreement among Shanghai Yifang, Shanghai Kushuo, Zuyu Ding and Weijie Ma, dated December 31, 2013, all of the equity interest in Shanghai Kushuo was pledged to Shanghai Yifang to guarantee the performance of the obligations of Shanghai Kushuo, Zuyu Ding and Weijie Ma under the exclusive call option agreement, the loan agreement and the shareholder voting right proxy agreement. If Zuyu Ding, Weijie Ma or Shanghai Kushuo breach their respective contractual obligations, Shanghai Yifang, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Zuyu Ding and Weijie Ma shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai Kushuo without the prior written consent of Shanghai Yifang. The equity pledge right enjoyed by Shanghai Yifang will expire when Zuyu Ding, Weijie Ma and Shanghai Kushuo have fully performed their respective obligations under the above agreements.

Agreement that Transfers Economic Benefits of Shanghai Kushuo to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai Yifang and Shanghai Kushuo dated December 31, 2013, Shanghai Yifang provides Shanghai Kushuo with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Yifang, Shanghai Kushuo may not engage any third party to provide the services offered by Shanghai Yifang under this agreement. Shanghai Kushuo shall pay service fees to Shanghai Yifang for the technology services provided based on the number of working hours of Shanghai Yifang’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 per hour per person. The fee for technical support is at the rate of RMB20,000 per month; the fee for technical training is at the rate of RMB10,000 per month; and the fee for technical consulting is at the rate of RMB20,000 per month. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Kushuo.

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

Dividend Policy

We paid a cash dividend of $0.25 per ordinary share, or $0.25 per ADS on April 25, 2011,  a cash dividend of $0.15 per ordinary share, or $0.15 per ADS on April 23, 2012, and a cash dividend of $0.15 per ordinary share, or $0.15 per ADS on May 30, 2013. We have also been authorized and intend to pay a cash dividend of $0.20 per ordinary share, or $0.20 per ADS on or about May 30, 2014 to shareholders of record as of the close of business on May 2, 2014.We will determine future dividend payments based on our future results of operations, cash flow and capital requirements.

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

In 2013, the trading price of our ADSs on the NYSE ranged from $3.94 to $15.08 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Sales Price ($)
	High	Low
2009	24.39	5.60
2010	21.09	13.01
2011	16.25	4.02
2012	7.61	2.95
First quarter	6.97	4.38
Second quarter	7.61	4.78
Third quarter	5.93	3.37
Fourth quarter	4.60	2.95
2013
First quarter	5.42	5.42
Second quarter	5.15	3.94
Third quarter	10.24	4.33
Fourth quarter	15.08	8.35
October	10.33	8.35
November	12.61	8.67
December	15.08	10.65
2014
January	15.14	11.56
February	14.03	11.07
March	17.28	11.63
April (through April 22, 2014)	13.28	9.58

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

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax consequences to U.S. Holders (as defined below) of an investment in the ADSs or ordinary shares. This discussion is based upon existing United States federal income tax law as in effect on the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion applies only to U.S. Holders that will acquire the ADSs or ordinary shares and will hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment). This discussion does not describe all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners,  regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, or investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those described below. In addition, except to the extent expressly provided below, this discussion does not describe any non-United States, alternative minimum tax, state, or local tax considerations or the Medicare tax.

HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, NON-UNITED STATES AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any State thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Internal Revenue Code of 1986, as amended (the “Code”).

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors regarding the tax consequences of an investment in the ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If a U.S. Holder holds ADSs, such holder should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

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

While we do not expect to be a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2013, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets, for purposes of the PFIC test, will generally be determined by reference to the market price of our ADSs or ordinary shares.  Accordingly, fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. There can be no assurance our business plans will not change in a manner that will affect our PFIC status. Because there are uncertainties in the application of the relevant rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for any taxable year.   If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares.

The discussion below under “Dividends” and “Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”Each U.S. Holder is urged to consult with its tax advisor regarding the United States federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

Dividends

Subject to the PFIC rules discussed below in “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of current or accumulated earnings and profits, as determined under United States federal income tax principles, will be includable in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to calculate our earnings and profits under United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Under current Internal Revenue Service guidance, our ADSs will be considered readily tradable on the NYSE, which is an established securities market in the United States, for as long as the ADSs continue to be listed on such exchange. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.  Each U.S. Holder is advised to consult with its tax advisor regarding the availability of the reduced tax rate under their particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” and are liable to pay tax under the PRC Enterprise Income Tax Law, we should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and generally will be United States source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by the PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

Dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income discussed above under “Dividends” if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. If a U.S. Holder holds ADSs or ordinary shares in any year in which a non-United States corporation is treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will generally be required to file Internal Revenue Service Form 8621 and such other forms as may be required by the U.S. Treasury Department. Each U.S. Holder is urged to consult its tax advisor regarding the application of the PFIC rules if E-House is or becomes a PFIC, including the possibility of making a mark-to-market election.

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

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2013, we had borrowings of $135.0 million, all of which was subject to interest at a fixed rate. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2013, we had RMB or HKD denominated cash balances of $343.2 million and U.S. dollar-denominated cash balances of $72.4 million. Assuming we had converted the U.S. dollar-denominated cash balance of $$72.4 million as of December 31, 2013 into RMB at the exchange rate of $1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been RMB438.3 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB433.9 million as of December 31, 2013.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the years ended December 31, 2011, 2012and 2013, we received approximately $0.5 million, $0.4 million and $0.2 million, respectively, from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Winston Li, Bing Xiang and Jeffrey Zhijie Zeng, members of our audit committee, are audit committee financial experts. Each of Winston Li, Bing Xiang and Jeffrey Zhijie Zeng are independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Section 10A-3 of the Exchange Act).

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

	For the Years Ended December 31,
	2012	2013
Audit fees(1)	1,366,765	1,391,678
Audit-Related fees(2)	—	200,000
Tax fees(3)	19,068	19,387

(1)                   “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)                   “Audit-Related Fees” represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of the shares repurchased by us during 2013. No shares were repurchased during 2013 except during the month indicated and all shares were purchased in the open market.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
January 2013	1,027,000	$4.77	1,027,000	—
February 2013	1,350,900	$4.69	1,350,900	—
March 2013	781,033	$4.58	781,033	—
June 2013	159,600	$4.06	159,600	—
July 2013	133,100	$4.32	133,100	—
December 2013	130,500	$12.73	130,500	—
Total	3,582,133	$4.96	3,582,133	—

(1)                   Each ADS represents one ordinary share.

(2)                   We announced on December 10, 2012 that we had been authorized to use up to all of the expected proceeds from a share issuance to management, in an amount of approximately $62.6 million, to repurchase our ADSs on the open market in compliance with applicable law. On December 10, 2013 we announced our plan to repurchase up to US$20 million worth of our ADSs.

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

2.1

Form of Amended and Restated Deposit Agreement between E-House (China) Holding Limited and JPMorgan Chase Bank, N.A. and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.(a) to our Registration Statement on Form F-6 (file no. 333-181404) filed with the Securities and Exchange Commission on May 14, 2012)

2.2

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 99.(a) to our F-6 registration statement (file no. 333-181404) filed with the Securities and Exchange Commission on May 14, 2012)

2.3

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

2.4

Investor Rights Agreement, dated August 16, 2012, by and among E-House (China) Holdings Limited and SINA Corporation(incorporated by reference to Exhibit 2.4 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

2.5*	Indenture, dated December 17, 2013 between E-House (China) Holdings Limited and The Bank of New York Mellon, as trustee
2.6*	Form of 144A 2.75% Convertible Senior Note due 2018
2.7*	Form of Regulation S Convertible Senior Note due 2018
2.8*	Restricted Deposit Agreement between E-House (China) Holding Limited and JPMorgan Chase Bank, N.A. and holders of the restricted American Depositary Receipts
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

4.8

English translation of Power of Attorney dated September 10, 2011 issued by Xudong Zhu to Xin Zhou(incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.9

English translation of Power of Attorney dated September 10, 2011 issued by Zuyu Ding to Xin Zhou(incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.10

English translation of Equity Pledge Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.18 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

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

4.15

English translation of Power of Attorney dated December 5, 2011 issued by Zuyu Ding to Xin Zhou(incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.16

English translation of Power of Attorney dated December 5, 2011 issued by Weijie Ma to Xin Zhou(incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.17

English translation of Equity Pledge Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.23 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

Exhibit Number	Description of Document
4.18

English translation of Exclusive Technical Support Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012).

4.19

English translation of Exclusive Call Option Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma(incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.20

English translation of Loan Agreement, dated February 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Zuyu Ding and Weijie Ma(incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.21

English translation of Shareholder Voting Right Proxy Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma(incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.22

English translation of Power of Attorney dated April 1, 2012 issued by Zuyu Ding to Xin Zhou(incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.23

English translation of Power of Attorney dated April 1, 2012 issued by Weijie Ma to Xin Zhou(incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.24

English translation of Equity Pledge Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma(incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.25

English translation of Exclusive Technical Support Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd.(incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.26

Agreement and Plan of Merger, dated December 28, 2011, between E-House (China) Holdings Limited, CRIC (China) Holdings Limited and China Real Estate Information Corporation (incorporated by reference to Exhibit 2.1 from our registration statement on Form F-4 (File No. 333-179004), initially filed with the Commission on January 13, 2012).

4.27

English translation of Equity Transfer Agreement, dated October 25, 2012, between Xin Zhou, Xudong Zhu, Shanghai Lerong Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd.(incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.28

English translation of Termination Agreement, dated October 25, 2012, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou, Xudong Zhu and Shanghai Tian Zhuo Advertising Co., Ltd.(incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.29

English translation of Debt Restructuring Agreement, dated October 25, 2012, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou, Xudong Zhu and Shanghai Tian Zhuo Advertising Co., Ltd.(incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.30

Share Purchase Agreement, dated December 27, 2012, between E-House (China) Holdings Limited and Kanrich Holdings Limited(incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.31

Amendment to Share Purchase Agreement, dated March 22, 2013, between E-House (China) Holdings Limited and Kanrich Holdings Limited(incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

Exhibit Number	Description of Document
4.32*	English translation of Exclusive Call Option Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd., Shanghai Kushuo Information Technology Co., Ltd., Zuyu Ding and Weijie Ma
4.33*	English translation of Loan Agreement, dated November 26, 2013, between Shanghai Yifang Software Co., Ltd., Zuyu Ding and Weijie Ma
4.34*

English translation of Shareholder Voting Right Proxy Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd., Shanghai Kushuo Information Technology Co., Ltd., Zuyu Ding and Weijie Ma

4.35*	English translation of Power of Attorney dated December 31, 2013 issued by Zuyu Ding to Xin Zhou
4.36*	English translation of Power of Attorney dated December 31, 2013 issued by Weijie Ma to Xin Zhou
4.37*	English translation of Equity Pledge Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd., Shanghai Kushuo Information Technology Co., Ltd., Zuyu Ding and Weijie Ma
4.38*	English translation of Exclusive Technical Support Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd. and Shanghai Kushuo Information Technology Co., Ltd.
4.39*	Master Transaction Agreement, dated as of March 2014, between the Leju Holdings Limited and E-House (China) Holdings Limited.
4.40*	Offshore Transitional Services Agreement, dated as of March 2014, between the Leju Holdings Limited and E-House (China) Holdings Limited.
4.41*	English translation of Onshore Transitional Services Agreement, dated as of March 2014, between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of Leju Holdings Limited
4.42*	Non-Competition Agreement, dated as of March 2014, between the Leju Holdings Limited and E-House (China) Holdings Limited.
4.43*

English translation of Onshore Cooperation Agreement, dated as of March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd.

4.44*	English translation of Advertising Inventory Sale Agency Agreement, dated March 7, 2014, between SINA Corporation and Leju Holdings Limited.
4.45*	Amended and Restated Domain Name and Content License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
4.46*	Amended and Restated Trademark License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.
4.47*	Amended and Restated Software License and Support Services Agreement, dated March 7, 2014, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd.
4.48*	Strategic Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited
4.49*

Share Purchase and Subscription Agreement, dated March 21, 2014, between E-House (China) Holdings Limited, THL O Limited, Shenzhen Tencent Computer Systems Company Limited, Shanghai Yi Yue Information Technology Co., Ltd. and the Registrant

4.50*	Amendment to Share Purchase and Subscription Agreement, dated March 21, 2014, between E-House (China) Holdings Limited, THL O Limited and the Registrant
4.51*	Investor Rights Agreement dated, March 31, 2014 between E-House (China) Holdings Limited, THL O Limited and the Registrant
4.52*	Leju 2013 Share Incentive Plan
8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-144451), as amended, initially filed with the Commission on July 10, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Fangda Partners
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 23, 2014

E-HOUSE (CHINA) HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the internal control over financial reporting of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated April 23, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 23, 2014

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share data)

	December 31,
	2012	2013
	$	$
ASSETS
Current assets:
Cash and cash equivalents	210,841,368	413,319,174
Restricted cash	2,748,976	2,310,116
Marketable securities	3,685,012	—
Customer deposits, net of allowance for doubtful accounts of $584,280 and $585,955 at December 31, 2012 and 2013, respectively	92,624,149	67,602,275
Accounts receivable, net of allowance for doubtful accounts of $35,953,537 and $60,232,453 at December 31, 2012 and 2013, respectively	304,600,710	357,442,102
Advance payment for properties to be held for sale, current	—	60,076,026
Properties held for sale	611,892	15,304,927
Short-term Investment	—	1,279,340
Deferred tax assets	41,212,042	66,331,906
Prepaid expenses and other current assets	15,962,657	44,234,499
Amounts due from related parties	319,380	1,263,416
Total current assets	672,606,186	1,029,163,781
Property and equipment, net	41,410,005	50,076,925
Intangible assets, net	175,041,367	141,231,750
Investment in affiliates	34,948,585	39,051,743
Goodwill	49,400,739	51,600,039
Customer deposits, non-current	744,092	652,300
Other non-current assets	37,810,544	43,743,560
TOTAL ASSETS	1,011,961,518	1,355,520,098

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to E-House of $1,826,257 and $1,505,942 as of December 31, 2012 and 2013, respectively)	7,411,735	11,264,939
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to E-House of $18,834,610 and $29,309,329 as of December 31, 2012 and 2013, respectively)	69,027,516	102,632,157
Income tax payable (including income tax payable of the consolidated VIEs without recourse to E-House of $16,625,365 and $ 28,793,459 as of December 31, 2012 and 2013, respectively)	56,141,853	98,685,965
Other tax payable (including other tax payable of the consolidated VIEs without recourse to E-House of $8,807,339 and $11,188,055 as of December 31, 2012 and 2013, respectively)	24,864,312	40,000,505
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to E-House of $3,161,687 and $2,383,293 as of December 31, 2012 and 2013, respectively)	4,281,830	5,535,512
Advance from property buyers	2,803,382	2,453,472
Advance from customers and deferred revenue(including advance from customers and deferred revenue of the consolidated VIEs without recourse to E-House of $2,858,051 and $7,150,344 as of December 31, 2012 and 2013, respectively)	13,601,078	24,617,144
Liability for exclusive rights, current (including exclusive rights, current of the consolidated VIEs without recourse to E-House of $16,973,230 and $8,967,972 as of December 31, 2012 and 2013, respectively)	16,973,230	8,967,972
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to E-House of $6,117,223 and $9,917,349 as of December 31, 2012 and 2013, respectively)	27,178,988	62,466,610
Total current liabilities	222,283,924	356,624,276
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to E-House of $67,651 and $655,563 as of December 31, 2012 and 2013, respectively)	36,925,632	29,900,565
Liability for exclusive rights, non-current (including liability for exclusive rights, non-current of the consolidated VIEs without recourse to E-House of $5,918,812 and nil as of December 31, 2012 and 2013, respectively)	5,918,812	—
Convertible senior notes	—	131,650,949
Other non-current liabilities	1,719,201	1,473,279
Total liabilities	266,847,569	519,649,069

Commitments and contingencies (Note 19)
Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 118,242,281 and 137,816,482 shares issued and outstanding, as of December 31, 2012 and 2013, respectively	118,243	137,817
Additional paid-in capital	841,536,135	859,467,949
Accumulated deficit	(157,835,168)	(107,704,675)
Accumulated other comprehensive income	55,117,955	72,184,594
Subscription receivables	(11,798)	(2,147,932)
Total E-House equity	738,925,367	821,937,753
Non-controlling interest	6,188,582	13,933,276
Total equity	745,113,949	835,871,029
TOTAL LIABILITIES AND EQUITY	1,011,961,518	1,355,520,098

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED
STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Total revenues	401,624,981	462,439,368	731,078,833
Cost of revenues	(163,044,490)	(203,170,685)	(274,035,806)
Selling, general and administrative expenses	(286,687,587)	(336,873,524)	(400,947,001)
Goodwill impairment charge	(417,822,304)	—	—
Other operating income	6,180,360	6,475,023	4,917,642
Income (loss) from operations	(459,749,040)	(71,129,818)	61,013,668
Interest expense	—	—	(192,566)
Interest income	2,626,919	1,606,462	2,179,547
Other loss, net	(10,457,211)	(732,870)	(1,051,215)
Income (loss) before taxes and equity in affiliates	(467,579,332)	(70,256,226)	61,949,434
Income tax (expense) benefit	2,723,930	(1,168,654)	(13,676,994)
Income (loss) before equity in affiliates	(464,855,402)	(71,424,880)	48,272,440
Income (loss) from equity in affiliates	(165,110)	375,509	2,813,849
Net income (loss)	(465,020,512)	(71,049,371)	51,086,289
Less: Net loss attributable to non-controlling interest	(194,663,431)	(14,077,967)	(871,136)
Net income (loss) attributable to E-House shareholders	(270,357,081)	(56,971,404)	51,957,425

Earnings (loss) per share:
Basic	$(3.39)	$(0.54)	$0.40
Diluted	$(3.39)	$(0.54)	$0.38
Shares used in computation:
Basic	79,769,823	106,159,388	130,163,165
Diluted	79,769,823	106,159,388	135,779,997

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Net income (loss)	(465,020,512)	(71,049,371)	51,086,289
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	24,231,778	1,828,717	17,532,967
Comprehensive income (loss)	(440,788,734)	(69,220,654)	68,619,256
Less: Comprehensive loss attributable to non-controlling interests	(189,044,147)	(14,124,962)	(404,808)
Comprehensive income (loss) attributable to E-House shareholders	(251,744,587)	(55,095,692)	69,024,064

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other		Equity (Deficit)
			Paid-in	(Accumulated	Comprehensive	Subscription	Attributable to	Non-controlling	Total
	Ordinary Shares		Capital	Deficit)	Income	Receivables	E-House	Interest	Equity
	Number	$	$	$	$	$	$	$	$

Balance at January 1, 2011	80,752,526	80,752	672,621,384	200,822,587	27,640,541	(65,417)	901,099,847	475,539,725	1,376,639,572
Net loss	—	—	—	(270,357,081)	—	—	(270,357,081)	(194,663,431)	(465,020,512)
Foreign currency translation adjustments	—	—	—	—	18,612,494	—	18,612,494	5,619,284	24,231,778
Dividends	—	—		(20,209,842)	—	—	(20,209,842)	—	(20,209,842)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(783,403)	(783,403)
Share-based compensation	—	—	24,360,791	—	—	—	24,360,791	7,662,766	32,023,557
Exercise of share options	81,495	81	437,548	—	—	65,417	503,046	—	503,046
Vesting of the restricted shares	630,603	631	(631)	—	—	—		—	—
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	1,785,764	—	—	—	1,785,764	4,058,245	5,844,009
Changes in equity ownership on partial disposal of subsidiaries	—	—	278,332	—	—	—	278,332	235,824	514,156
Exercise of CRIC share options	—	—	(2,218,582)	—	—	—	(2,218,582)	3,009,721	791,139
Vesting of CRIC restricted shares	—	—	(134,500)	—	—	—	(134,500)	397,000	262,500
Disposal of subsidiaries	—	—	—	—	—	—	—	(493,617)	(493,617)
Repurchase of CRIC shares	—	—	(120,820)	(166,092)	—	—	(286,912)	(29,575,880)	(29,862,792)
Repurchase of shares	(2,399,000)	(2,398)	(8,915,855)	(11,153,336)	—	—	(20,071,589)	—	(20,071,589)

Balance at December 31, 2011	79,065,624	79,066	688,093,431	(101,063,764)	46,253,035	—	633,361,768	271,006,234	904,368,002
Net loss	—	—	—	(56,971,404)	—	—	(56,971,404)	(14,077,967)	(71,049,371)
Foreign currency translation adjustments	—	—	—	—	1,875,712	—	1,875,712	(46,995)	1,828,717
Dividends	—	—	(11,866,670)	—	—	—	(11,866,670)	—	(11,866,670)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(856,121)	(856,121)
Share-based compensation	—	—	31,900,606	—	—	—	31,900,606	3,755,919	35,656,525
Exercise of share options	194,721	195	259,721	—	—	(11,798)	248,118	567,404	815,522
Vesting of restricted shares	567,489	567	38,755	—	—	—	39,322	223,272	262,594
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	291,839	291,839
Shares issued in connection with the merger of CRIC	38,785,588	38,786	252,067,537	—	—	—	252,106,323	—	252,106,323
Replacement of CRIC share options and restricted shares	—	—	31,897,646	—	—	—	31,897,646	—	31,897,646
Reversal of ASC 740 uncertain tax position	—	—	—	200,000	—	—	200,000	—	200,000
Changes in equity ownership on partial disposal of subsidiaries	—	—	175,735	—	—	—	175,735	(18,376)	157,359
Repurchase of shares	(371,141)	(371)	(1,569,444)	—	—	—	(1,569,815)	—	(1,569,815)
Movement arising from merger of CRIC	—	—	(149,461,182)	—	6,989,208	—	(142,471,974)	(254,656,627)	(397,128,601)

Balance at December 31, 2012	118,242,281	118,243	841,536,135	(157,835,168)	55,117,955	(11,798)	738,925,367	6,188,582	745,113,949
Net income (loss)	—	—	—	51,957,425	—	—	51,957,425	(871,136)	51,086,289
Foreign currency translation adjustments	—	—	—	—	17,066,639	—	17,066,639	466,328	17,532,967
Dividends	—	—	(19,946,745)	—	—	—	(19,946,745)	—	(19,946,745)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(338,941)	(338,941)
Share-based compensation	—		18,903,027	—	—	—	18,903,027	—	18,903,027
Exercise of share options	4,596,761	4,596	17,460,926	—	—	(2,136,134)	15,329,388	—	15,329,388
Vesting of restricted shares	769,448	770	262,336	—	—	—	263,106	—	263,106
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	8,079,333	8,079,333
Call option in connection with issuance of convertible senior notes	—	—	(44,999,998)	—	—	—	(44,999,998)	—	(44,999,998)
New shares issued to management	17,790,125	17,790	62,603,450	—	—	—	62,621,240	—	62,621,240
Repurchase of shares	(3,582,133)	(3,582)	(15,942,072)	(1,826,932)	—	—	(17,772,586)	—	(17,772,586)
Changes in equity ownership on acquisition of non-controlling interest	—	—	(409,110)	—	—	—	(409,110)	409,110	—
Balance at December 31, 2013	137,816,482	137,817	859,467,949	(107,704,675)	72,184,594	(2,147,932)	821,937,753	13,933,276	835,871,029

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	As of December 31,
	2011	2012	2013
	$	$	$
Operating activities:
Net income (loss)	(465,020,512)	(71,049,371)	51,086,289
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	35,858,842	47,386,277	45,215,493
Unrealized (gain) loss on marketable securities	8,598,962	(804,621)	—
Realized gain on marketable securities	—	(734,904)	(234,338)
(Income) loss from equity in affiliates	165,110	(375,509)	(2,813,849)
Allowance for doubtful accounts	9,605,824	27,958,218	29,146,892
Share-based compensation	32,023,557	35,656,525	18,903,027
Amortization of discounts related to liability for exclusive rights	891,441	1,882,804	935,177
Amortization of debt discount and issuance cost	—	—	37,879
Goodwill impairment charge	417,822,304	—	—
Loss on disposal of subsidiaries	1,054,348	—	—
Others	620,084	1,155,317	(172,944)
Changes in operating assets and liabilities:
Restricted cash	4,403,608	(167,175)	438,860
Customer deposits	10,433,895	(10,479,863)	14,848,744
Accounts receivable	(75,314,964)	(88,257,121)	(80,108,256)
Marketable securities	—	5,826,280	3,916,706
Amounts due from related parties	(227,936)	1,181,561	(944,036)
Properties held for sale and advance payment for properties to be held for sale	596,251	980,571	(55,657,811)
Prepaid expenses and other current assets	(5,439,775)	4,908,018	(1,573,079)
Other non-current assets	(4,152,077)	(4,889,458)	(14,399,728)
Accounts payable	(2,462,505)	1,726,897	3,688,255
Accrued payroll and welfare expenses	13,478,032	18,570,558	34,489,244
Income tax payable	3,454,544	10,449,070	43,664,036
Other tax payable	4,891,322	5,612,517	15,485,548
Amounts due to related parties	(3,116,871)	2,769,138	(1,243,912)
Other current liabilities	11,903,950	3,952,552	40,174,923
Other non-current liabilities	(8,169)	203,288	(245,919)
Deferred taxes	(20,039,088)	(15,644,865)	(30,745,061)
Net cash provided by (used in) operating activities	(19,979,823)	(22,183,296)	113,892,140

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(37,280,818)	(31,847,330)	(32,971,714)
Purchase of subsidiaries, net of cash acquired	(22,685,735)	—	(5,259,451)
(Deposit) return for acquisition	4,529,880	—	(15,745,728)
Proceeds from disposal of subsidiaries	117,457	—	—
Proceeds from partial disposal of subsidiaries	514,156	157,359	—
Investment in affiliates	(21,567,027)	(2,161,001)	(5,766,873)
Capital return of investment in affiliates	—	—	6,202,093
Proceeds from sale of properties held for sale	2,149,470	—	—
Proceeds from disposal of property and equipment	1,626,855	425,432	1,727,724
Purchase of short-term investment	—	—	(1,279,340)
Net cash used in investing activities	(72,595,762)	(33,425,540)	(53,093,289)

Financing activities:
Purchases of shares of CRIC from public	—	(113,124,632)	—
Repurchase of CRIC shares	(29,862,792)	—	—
New shares issued to management	—	—	62,621,240
Contribution from non-controlling interest	412,364	291,839	8,030,815
Proceeds from exercise of options	1,294,185	815,522	15,329,388
Advance from related parties	—	—	2,760,000
Proceeds from issuance of convertible senior notes (net of discount of $3,375,000)	—	—	131,625,000
Debt issuance costs	—	—	(1,551,570)
Payment of call option	—	—	(44,999,998)
Repurchase of shares	(20,071,589)	(1,569,815)	(17,772,586)
Dividends	(20,209,842)	(11,866,670)	(19,946,745)
Dividends to non-controlling interests shareholders	(783,403)	(319,675)	(338,941)
Net cash provided by (used in) financing activities	(69,221,077)	(125,773,431)	135,756,603

Effect of exchange rate changes on cash and cash equivalents	9,984,382	218,282	5,922,352

Net increase (decrease) in cash and cash equivalents	(151,812,280)	(181,163,985)	202,477,806
Cash and cash equivalents at the beginning of the year	543,817,633	392,005,353	210,841,368

Cash and cash equivalents at the end of the year	392,005,353	210,841,368	413,319,174

Supplemental disclosure of cash flow information:
Income taxes paid	16,098,204	6,568,082	4,986,562
Non-cash investing and financing activities:
Decrease in amount due to related party due to vesting of restricted shares	(262,500)	(262,594)	(263,106)
Ordinary shares issued in connection with the merger of CRIC	—	38,786	—
Additional paid-in capital recognized in connection with the merger of CRIC	—	102,606,355	—
Additional paid-in capital recognized in connection with business acquisition	1,785,764	—	—
Non-controlling interest recognized in connection with business acquisition	3,645,881	—	48,518
Non-controlling interest derecognized in connection with the merger of CRIC	—	254,656,627	—
Consideration payable for amount recognized in purchase of exclusive rights	35,239,205	22,892,042	8,967,972
Dividend payable to non-controlling interest	—	536,446	536,446

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollar)

1. Organization and Principal Activities

E-House (China) Holdings Limited (the “Company” or “E-House”) was incorporated on August 27, 2004 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), offers a wide range of services to the real estate industry, including online services, primary sales agency, secondary brokerage, information and consulting, promotional events, real estate advertising and real estate fund management services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

The Group commenced operations in 2000 through an operating subsidiary, Shanghai Real Estate Sales (Group) Co., Ltd. (“E-House Shanghai”), a company established in the PRC, and its subsidiaries and affiliates.

In October 2009, China Real Estate Information Corporation (‘‘CRIC’’), a subsidiary of E-House, acquired SINA’s 66% interest in COHT and COHT became a wholly-owned subsidiary of CRIC. In April 2012, E-House Holdings acquired all the outstanding shares of CRIC that it did not already own (the ‘‘Merger’’). As a result, CRIC became a wholly-owned subsidiary of E-House Holdings. E-House retained the controlling interest in CRIC before and after the Merger.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2013:

	Date of	Place of	Percentage of
	incorporation	incorporation	Ownership
Shanghai Real Estate Sales (Group) Co., Ltd.	15-Aug-00	PRC	100%
Shanghai City Rehouse Real Estate Agency Ltd.	17-May-02	PRC	85%
E-House Real Estate Asset Management Co., Ltd.	22-Aug-06	Cayman	51%
Shanghai CRIC Information Technology Co., Ltd	03-Jul-06	PRC	100%
Leju Holdings Ltd.	20-Nov-13	Cayman	100%
Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”)	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”)	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”)	22-Mar-12	PRC	VIE
Shanghai Kushuo Information Technology Co., Ltd. (“Shanghai Kushuo”)	31-Dec-13	PRC	VIE

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of E-House, its majority owned subsidiaries and its VIEs, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and Shanghai Kushuo. All inter-company transactions and balances have been eliminated in consolidation.

In 2012, the contractual arrangements among the shareholders of Shanghai Tian Zhuo Advertising Co., Ltd. (“Tian Zhuo”), Tian Zhuo and Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”) were terminated. Upon the termination, the shareholders of Tian Zhuo transferred all of their equity interests in Tian Zhuo to Beijing Leju to make Tian Zhuo a wholly owned subsidiary of Beijing Leju. In December 2013, Beijing Leju transferred all of its equity interest in Tian Zhuo to Shanghai Kushuo to make Tian Zhuo a wholly owned subsidiary of Shanghai Kushuo.

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

The VIE arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides such activities relating to Internet content and advertising services through its VIEs and their subsidiaries.

To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, the Company’s subsidiaries Shanghai Yifang Software Co., Ltd. (“Shanghai Yifang”), Shanghai SINA Leju Information Technology Co., Ltd. (“Shanghai SINA Leju”) and Shanghai Yi Yue Information Technology Co. Ltd. (“Shanghai Yi Yue”), and Beijing Maiteng Fengshun Science and Technology Co., Ltd., (“Beijing Maiteng”) (collectively, the “Foreign Owned Subsidiaries”) entered into a series of contractual arrangements with Shanghai Kushuo, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu (collectively the “VIEs”) and their respective shareholders, respectively, as summarized below:

Name of Foreign Owned	The Group’s
Subsidiaries	Legal Ownership	Name of VIEs	Activities of VIEs
Shanghai Yifang	100%	Shanghai Kushuo	Operate the real estate offline advertising business
Shanghai SINA Leju	100%	Beijing Leju	Operate the online advertising and listing business
Shanghai Yi Yue	100%	Shanghai Yi Xin	Operate the e-commerce business
Beijing Maiteng	90%	Beijing Jiajujiu	Operate the online home furnishing business

The VIEs hold the requisite licenses and permits necessary to conduct Internet content and advertising services activities relating to real estate projects from which foreign ownership of companies are prohibited or restricted. In addition, the VIEs hold leases and other assets necessary to operate such business and generate substantial of the Group’s online and advertising revenues.

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements:

		As of December 31,
		2012	2013
		$	$
Cash and cash equivalents		54,276,035	71,095,466
Accounts receivable, net of allowance for doubtful accounts		88,871,824	87,835,551
Other current assets		22,144,577	29,693,275
Amounts due from related parties		46,067	—
Total current assets		165,338,503	188,624,292
Total non-current assets		62,413,697	49,517,785
Total assets		227,752,200	238,142,077

Accounts payable		1,826,257	1,505,942
Accrued payroll and welfare expenses		18,834,610	29,309,329
Income tax payable		16,625,365	28,793,459
Other tax payable		8,807,339	11,188,055
Amounts due to related parties		3,161,687	2,383,293
Advance from customers		2,858,051	7,150,344
Liability for exclusive rights, current		16,973,230	8,967,972
Other current liabilities		6,117,223	9,917,349
Total current liabilities		75,203,762	99,215,743
Deferred tax liabilities, non-current		67,651	655,563
Liability for exclusive rights, non-current		5,918,812	—
Total liabilities		81,190,225	99,871,306

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Total revenues	120,545,936	172,402,066	321,004,846
Cost of revenues	(39,244,543)	(54,276,512)	(59,920,429)
Net income/(loss)	(4,713,667)	(3,212,138)	1,503,897
Net cash provided by operating activities	10,684,846	16,020,624	72,877,862
Net cash used in investing activities	(33,554,049)	(17,544,270)	(18,042,241)
Net cash provided by (used in) financing activities	(3,434,675)	26,686,813	(40,248,296)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests, fair value of equity investments in funds invested by the Company, valuation allowance on deferred tax assets and estimated selling prices in multiple-deliverable revenue arrangements and assumptions related to the valuation of fair value of Leju’s ordinary shares.

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

Assets measured at fair value on a recurring basis were comprised of marketable securities. The Group used quoted price in active markets (Level 1 investments) to determine the fair value of marketable securities.

Asset measured at fair value on a nonrecurring basis includes fair value measurement of the Group’s online reporting unit in goodwill impairment testing (Note 8) based on Level 3 inputs in 2011. The impairment loss based on Level 3 fair value measurements was $417,822,304, recognized as goodwill impairment charge in consolidated statements of operations for the year ended December 31, 2011. There was no asset or liability measured at fair value on a nonrecurring basis in 2012 or 2013.

The Group’s financial instruments that are not recorded at fair value in the consolidated balance sheets include cash and cash equivalents, restricted cash, accounts receivable, advance from customers, customer deposits, other receivables, accounts payable, other payables, liabilities for exclusive rights, amounts due from/to related parties and convertible senior notes. For financial instruments other than the non-current portion of customer deposit and liabilities for exclusive rights, the carrying value approximates the fair value due to their short-term nature. The fair value of the non-current portion of customer deposits was $694,020 and $614,507 as of December 31, 2012 and 2013, respectively. The fair value of the non-current portion of liabilities for exclusive rights was $5,918,812 and nil as of December 31, 2012 and 2013, respectively. The fair value was estimated using discounted cash flows method by discounting the estimated future collections or payment using the Company’s incremental borrowing rate for an instrument with similar terms on the measurement date. As the future cash flows from collections or payments were management’s best estimates based on information available on the valuation date, which were not observable or cannot be corroborated with market information, the fair value measurements were classified as level 3 measurements. Any change in the estimated timing of cash inflow or outflow would result in a change in the fair value measurement in the same direction. It is not practicable to estimate the fair value of senior convertible notes newly issued in December 2013, as a quoted market price is not available and the Group has not yet obtained or developed the valuation model necessary to estimate fair value as of December 31, 2013.

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

(g) Restricted cash

The Group provides brokerage service for secondary properties. Upon consent of the property buyers and sellers, the sales proceeds can be paid through the Group’s accounts, which are put into the custody of the designated bank and can only be used as consideration to the property sellers when the transactions are completed. The Group records the proceeds relating to these transactions as restricted cash and other current liabilities. These restricted cash accounts totaled $2,589,880 and $2,146,098 as of December 31, 2012 and 2013, respectively. In connection with certain primary real estate agency agreements, the Group is required by the developers to maintain certain bank deposits under both parties’ custody through the contract periods or until the presale permits are obtained for the underlying projects. These restricted cash accounts were $159,096 and $164,018 as of December 31, 2012 and 2013, respectively.

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

(i) Customer deposits

The Group provides sales agency services for primary real estate development projects, some of which require the Group to pay an upfront and refundable deposit as demonstration of the Group’s financial strength and commitment to provide high quality service. These deposits are refunded to the Group subject to certain pre-determined criteria at a date specified in the agency contracts. The pre-determined criteria are based on sales progress on a project, which may take into account factors such as gross floor area of properties sold and transaction value. Certain of the Group’s contracts provide that if the group breaches the contract, any corresponding penalties may be deducted from the deposit. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund.

The Group did not experience any material non-payment in history. In the event that any customer deposit becomes due but is not duly paid by the real estate developers, the Group requires collateral or other security from such developers, including existing properties or a right to properties under construction. In the event of non-payment, the Group would then resell the properties or the right to properties under construction for cash. The collection of these secured customer deposits is dependent on the resale price of the underlying properties, which is subject to the then market conditions. As of December 31, 2012 and 2013, customer deposits included $33,038,106 and nil that were secured by the right to purchase properties at a prescribed price, respectively.

(j) Accounts receivable

Accounts receivable, net of allowance for doubtful accounts of $35,953,537 and $60,232,453 at December 31, 2012 and 2013, respectively, consists of following:

	As of December 31,
	2012	2013
	$	$
Unbilled accounts receivable	246,730,442	268,589,167
Billed accounts receivable	57,870,268	88,852,935
Total	304,600,710	357,442,102

Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as billed accounts receivable disclosed in Note 2 (y).

(k) Properties held for sale

Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. Properties held for sales obtained through taking possession of collateral to settle the accounts receivable, are recorded at value of the receivables that are settled. The Group also recognizes acquired properties as properties held for sale when the Group has intent and ability to sell them within one year. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was provided for properties held for sale for the years ended December 31, 2011, 2012 and 2013.

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2012 and 2013, the Group determined that no such events were present.

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

(n) Intangible assets, net

Acquired intangible assets mainly consist of license agreements with SINA, a real estate advertising agency agreement with SINA, database license agreement, exclusive rights with Baidu, Inc. (“Baidu”), favorable lease terms, customer relationships, non-compete agreements and trademarks from business combinations and are recorded at fair value on the acquisition date. All intangible assets, with the exception of customer relationships, are amortized ratably over the contract period. Intangible assets resulting out of acquired customer relationships are amortized based on the timing of the revenue expected to be derived from the respective customer.

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

(r) Debt issuance costs and debt discounts

Debt issuance costs and debt discounts are amortized as interest expense, using the effective interest method, through the earlier of the maturity date of the Convertible Senior Notes or the date of conversion, if any. Debt issuance costs are recorded as deferred assets, and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes.

(s) Share-based compensation

Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(t) Revenue recognition

The Group recognizes revenue when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

Real estate online services

The Group generates real estate online revenues principally from e-commerce, online advertising, and listing services.

The Group e-commerce services primarily include discount coupon advertising and online property auctions. The Group also provides property viewing and pre-sale customer support free of charge in connection with the sale of discount coupons and online property auctions. E-commerce revenues are principally generated from selling discount coupons to potential property buyers. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the Group. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. The Group recognizes such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received as the Group acts as a marketing agent of the property developer in the transaction.

Revenue from online advertising services is generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements, and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. The Group also generates online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

The Group also provides listing services to real estate brokers. Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee. Listing revenues are recognized ratably over the contract period of display when collectability is reasonably assured.

Real estate brokerage services

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

Real estate consulting and information services

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

Other services

The Group also provides promotional events services, and recognizes revenue when such services are rendered, assuming all other revenue recognition criterion have been met. The Group also generates revenues from advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. The Group recognizes advertising sales revenues on a gross basis because it acts as principal and is the primary obligator in the arrangement.

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

Multiple element arrangements

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

BESP. When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. The Group has used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. The Group’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors the Group considers change, or should subsequent facts and circumstances lead the Group to consider additional factors, the Group’s BESP could change in future periods. The Group regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the years ended December 31, 2011, 2012 and 2013, nor does the Group expect a material changes in BESP in the foreseeable future.

The total amounts of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements were $72,124,694, $74,042,253, and $71,908,552 in 2011, 2012 and 2013, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

(u) Cost of revenue

Cost of revenue for the real estate online services segment consists of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels. Cost of revenue for the real estate brokerage services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent, and rental expenses incurred for properties leased by the Group as brokerage stores and sales commission. Cost of revenue of real estate information and consulting services segment primarily consists of sales commission and costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation. Cost of revenue for real estate promotional events and advertising services also consists of fees paid to third parties to acquire advertising space for resale, and salaries of sales and support staff and fees paid to third parties for the services directly related to promotional event services.

(v) Advertising expenses

Advertising expenses are charged to the statements of operations in the period incurred. The Group incurred advertising expenses amounting to $31,146,070, $51,936,863 and $100,457,370 for the years ended December 31, 2011, 2012 and 2013, respectively.

(w) Foreign currency translation

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

The Group recorded an exchange loss of $1,051,883, $379,530 and $862,383 for the years ended December 31, 2011, 2012 and 2013, respectively, as a component of other income (loss), net.

(x) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts. Cash subsidies of $6,180,360, $6,475,023 and $4,917,642 were included in other operating income for the years ended December 31, 2011, 2012 and 2013, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(y) Concentration of credit risk

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

Movement of the allowance for doubtful accounts for accounts receivable and customer deposits is as follows:

	2011	2012	2013
	$	$	$
Balance as of January 1	18,836,275	14,811,322	36,537,817
Provisions for doubtful accounts	9,513,951	27,297,288	29,099,216
Write offs	(14,380,877)	(5,633,500)	(6,298,025)
Changes due to foreign exchange	841,973	62,707	1,479,400
Balance as of December 31	14,811,322	36,537,817	60,818,408

The allowance for other receivables was immaterial for all periods presented.

(z) Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2011	2012	2013
Net income (loss) attributable to E-House ordinary shareholders — basic	$(270,357,081)	$(56,971,404)	$51,957,425
Interest of Convertible Senior Notes (including stated interest and amortization of discount and issuance costs)	—	—	$192,566
Net income (loss) attributable to E-House ordinary shareholders — diluted	$(270,357,081)	$(56,971,404)	$52,149,991

Weighted average ordinary shares outstanding— basic	79,769,823	106,159,388	130,163,165
Convertible senior notes	—	—	334,821
Share options and restricted shares	—	—	5,282,011
Weighted average number of ordinary shares outstanding — diluted	79,769,823	106,159,388	135,779,997

Basic earnings (loss) per share	$(3.39)	$(0.54)	$0.40

Diluted earnings (loss) per share	$(3.39)	$(0.54)	$0.38

Diluted earnings (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years Ended December 31,
	2011	2012	2013
Share options and restricted shares	3,345,726	14,660,788	—

(aa) Non-controlling interest

Before the merger of the Company with CRIC, the majority of the Group’s non-controlling interest is attributable to CRIC, which mainly operates the Company’s real estate information and consulting and real estate online services segments. In April 2012, CRIC became a wholly-owned subsidiary of the Company after the Merger. For the years ended December 31, 2011, 2012, $190,696,283 and $13,547,386 of the Group’s consolidated net loss was attributable to CRIC, respectively.

The following schedule shows the effects of changes in E-House’s ownership interest in CRIC on equity attributable to E-House:

	Years Ended December 31,
	2011	2012
	$	$
Net income (loss) attributable to E-House	(270,357,081)	(56,971,404)

Transfers to the non-controlling interest:
Decrease in E-House’s additional paid-in capital for purchase of 4,206,600, 64,642,647 CRIC common shares for the years ended December 31, 2011, and 2012 respectively	(120,820)	(149,461,182)
Decrease in E-House’s additional paid-in capital for the exercise of CRIC’s options and the vesting of CRIC’s restricted shares	(2,353,082)	(332,951)
Net transfers to non-controlling interest	(2,473,902)	(149,794,133)

Change from net income attributable to E-House and transfers (to) from non-controlling interest	(272,830,983)	(206,765,537)

(ab) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(ac) Recently issued accounting pronouncements

In March 2013, the FASB issued ASU 2013-05 related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11 which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.

In July 2013, the FASB issued ASU 2013-08 which provides guidance on financial statement presentation to investment companies. The ASU changes the approach to the investment company assessment in Topic 946, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company; it requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting; and it also requires the following additional disclosure: (a) the fact that the entity is an investment company and is applying the guidance in Topic 946, (b) information about changes, if any, in an entity’s status as an investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The ASU amendments to the investment company assessment primarily affect entities currently within the scope of Topic 946 that will no longer be investment companies as a result of the amendments. Entities that adopted SOP 07-1 before the FASB’s indefinite deferral of that SOP also must assess whether they continue to be within the scope of Topic 946 by determining whether they are investment companies as a result of the amendments to the investment company assessment. Also, entities that are currently not within the scope of Topic 946 may be investment companies as a result of the amendments. The measurement and disclosure amendments to Topic 946 affect all entities that are investment companies. The ASU also decides not to address issues related to the applicability of investment company accounting for real estate entities and the measurement of real estate investment at this time. As such, the ASU does not intend for the amendments to change practice for real estate entities for which it is industry practice to issue financial statements using the measurement principles in Topic 946. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.

3. Properties Held for Sale

In 2011, 2012 and 2013, customers transferred legal ownership of five, six and 14 properties including 5 car-parking spaces to the Group to settle $1,479,405, $970,625 and $6,678,302 in accounts receivable, respectively. Customers also transferred legal ownership of nil, nil and 36 properties to the Group to settle $9,928,558 in customer deposit. The Group recorded gains of $417,610, $45,936 and $118,559 from selling of the properties held for sale for the years ended December 31, 2011, 2012 and 2013, respectively. In 2013, The Group also recognizes acquired properties as properties held for sale when the Group has intent and ability to sell them within one year. As of December 31, 2013, the Group held 44 residential properties and 5 car-parking spaces with a total carrying value of $15,304,927. As of December 31, 2012, the Group held two residential properties with a total carrying value of $611,892.

Properties with values of $2,546,721, $1,281,008 and nil were transferred to property and equipment for the years ended December 31, 2011, 2012 and 2013, respectively, due to the change of management’s intention with respect to these properties.

In 2013, the Group acquired 237 properties that the Group has intent and ability to sell within one year. As of December 31, 2013, title transfers of 140 residential properties, 5 car-parking places and 52 commercial properties were still in process, and the associated consideration of $60,076,026 was recorded as advance payment for properties to be held for sale in the consolidated balance sheet.

4. Investment in Affiliates

In 2011, the Group paid RMB100,000,000 ($15,735,900) for a 3.7642% equity interest in Star Capital Real Estate Development Fund Management (“Star Capital”) as a limited partner. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, serves as a director of Star Capital. The Group’s interest in Star Capital is more than minor and thus is subject to the equity method. In 2013, the Group received RMB35,000,000 ($5,740,630) capital return from Star Capital.

In May 2012, the Group formed a limited partnership, Shanghai Wuling Investment Center (“Wuling Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner. Shanghai Yidezhen Equity Investment Center, in which the Group has 51% equity interest, acts as Wuling Center’s general partner. The general partner receives annual management fees and carried interest on a success basis. The Group invested RMB15,000,000 ($2,386,440) and RMB27,000,000 ($4,428,486) into Wuling Center in 2012 and 2013 for a 6.52% equity interest, respectively. An entity controlled by Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, owned 4.89% equity interest in Wuling Center and is a limited partner. The Wuling Center is not consolidated by the Group as the Group does not control the Wuling Center given the limited partners have substantive kick-out rights that allow them to remove the general partner without cause with a vote of 50% of the limited partners, excluding related parties of the general partner. The Group’s investments in Wuling Center are accounted for using the equity method as its role as a general partner provides it with significant influence over their activities.

The Group records its income (loss) from the above investments one quarter in arrears to enable it to have more time to collect and analyze the investments’ results.

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

*            The fair value of E-House ordinary shares is based on the closing price of E-House shares as of April 20, 2012

**  As disclosed in Note 14, E-House issued the E-House replacement share options and restricted shares in connection with the Merger. The total fair value of the replacement awards was $54,787,620, of which $31,897,646 was attributable to pre-Merger services and included as a component of the consideration transferred in the Merger with the remainder allocated to post-Merger services and included in the Company’s compensation cost after the Merger. The amount attributable to the pre-Merger services was determined based on the fair value of the replacement awards on the date of Merger and a ratio of the pre-Merger services to the greater of the total service period or the original service period of the replacement awards.

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

Other Acquisitions

In July 2013, the Group acquired Samas Asia Limited (“Samas”) for $6,000,000. Samas owned leasing contracts of four commercial buildings in Shanghai and was developing such buildings for subsequent sub-lease. The Group acquired Samas to develop its real estate asset management business. The goodwill mainly reflected the competitive advantages the Company expected to realize from Samas in the asset management industry, including synergies related to properties management and customer development. The purchase price was allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash	1,061,330
Total tangible assets acquired	5,192,503
Liabilities assumed	(3,085,972)
Favorable lease term	1,379,556	17.3 years
Customer relationship	184,987	17.3 years
Outstanding contracts	261,863	6.4 years
Goodwill	1,462,335
Deferred tax liabilities	(456,602)

Total	6,000,000

The goodwill was allocated to the real estate information and consulting services segment and is not deductible for tax purposes.

In March 2011, the Group acquired Firmway Assets Limited (“Firmway”), a company incorporated in the British Virgin Islands, for $12,000,000 from E-House China Real Estate Investment Fund I, L.P. (the “Fund”). Firmway had acquired a 20-year lease for an office building in Shanghai and was developing such building for subsequent sub-lease. The Group acquired Firmway to obtain the lease of the office building, which the Group intended to use as its corporate office. The purchase price was allocated as follows:

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

In August 2011, the Group acquired Beijing Jiahua Xinlian Media Advertisement Co., Ltd. (“Beijing Jiahua”), a real estate advertisement agency, for a cash consideration of $9,416,363 and a 16% equity interest of the Group’s subsidiary Beijing Yisheng Leju Advertisement Co., Ltd. (“Beijing Advertisement”), which had a fair value of $3,398,954,. The purpose of the acquisition was to expand the Group’s online advertising business by leveraging Beijing Jiahua’s advertising network. The goodwill mainly reflected the competitive advantages the Company expected to realize from Beijing Jiahua’s standing in the online advertising agency industry, including synergies related to sales and distribution, and growth prospects for higher sales volumes and improved market position, which do not qualify for separate recognition of intangible assets.

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

Pro forma results of operations for these acquisitions as well as the results of operations since the date of acquisition to the period end have not been presented because they are not material to the consolidated results of operations, either individually or in the aggregate.

6. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2012	2013
	$	$
Leasehold improvements	16,472,995	29,942,721
Buildings	22,480,129	21,787,018
Furniture, fixtures and equipment	22,373,236	26,076,914
Motor vehicles	7,154,519	7,072,583

Total	68,480,879	84,879,236
Accumulated depreciation	(27,070,874)	(34,802,311)

Property and equipment, net	41,410,005	50,076,925

Depreciation expense was $6,994,115, $8,684,626 and $8,206,163 for the years ended December 31, 2011, 2012 and 2013, respectively.

7. Intangible Assets, Net

			Weighted
			Average
	As of December 31,		Amortization
	2012	2013	Periods
	$	$	In years
Intangible assets not subject to amortization are comprised of the following:
Trademark	759,122	782,607
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	5.95
License agreements with SINA	80,660,000	80,660,000	5.75
Exclusive rights with Baidu	43,955,466	45,315,329	1.25
Customer relationship	11,781,636	12,100,847	5.97
Database license	8,300,000	8,300,000	4.25
Favorable lease term	7,692,972	9,541,891	17.24
Computer software licenses	5,447,113	5,708,188	1.62
Non-compete agreements	3,374,566	3,420,712	0.92
Customer contracts	772,092	1,057,842	5.94
Domain name	96,518	214,611	5.53

	268,870,363	273,109,420	6.13
Less: Accumulated amortization
Advertising agency agreement	(34,026,224)	(44,495,832)
License agreements with SINA	(26,214,500)	(34,280,500)
Exclusive rights with Baidu	(20,632,977)	(34,693,471)
Customer relationship	(4,359,757)	(6,464,705)
Database license	(3,173,531)	(4,150,001)
Favorable lease term	(455,271)	(637,435)
Computer software licenses	(2,804,503)	(3,963,457)
Non-compete agreements	(2,144,778)	(3,097,470)
Customer contracts	(761,504)	(832,950)
Domain name	(15,073)	(44,456)

Intangible assets subject to amortization, net	174,282,245	140,449,143

Total intangible assets, net	175,041,367	141,231,750

In 2011, the Group purchased exclusive rights from Baidu, Inc (‘‘Baidu’’) which allow it to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel for $47,612,100 through August 2014. In October 2013, the Group extended these rights with Baidu to March 2015, without paying additional consideration. The payment schedule of the remaining liability for exclusive rights was also deferred through the extension period. The fair value of $43,847,992 was recognized in 2011 and calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method over the term of the exclusive rights and amounted to $891,441, $1,882,804 and $935,177 for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group paid $9,435,994, $14,249,180 and $15,347,915 in connection with the exclusive rights in 2011, 2012 and 2013, respectively.

Amortization expense was $28,864,727, $38,701,651 and $37,009,330 for the years ended December 31, 2011, 2012 and 2013, respectively. The Group expects to record amortization expenses of $31,029,152, $23,841,999, $21,368,169, $21,093,212 and $20,113,766 for the years ending December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

8. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2012 and 2013 are as follows:

			Real Estate
	Real Estate	Real Estate	Information
	Online	Brokerage	and Consulting
	Services	Services	Services	Total
	$	$	$	$
Balance as of January 1, 2012	40,152,022	3,509,326	5,667,004	49,328,352
Exchange rate translation	63,965	8,422	—	72,387
Balance as of December 31, 2012	40,215,987	3,517,748	5,667,004	49,400,739
Goodwill recognized upon acquisition	—	—	1,698,098	1,698,098
Exchange rate translation	394,633	106,569	—	501,202
Balance as of December 31, 2013	40,610,620	3,624,317	7,365,102	51,600,039

As of December 31, 2012
Goodwill, gross	458,038,291	3,517,748	5,667,004	467,223,043
Accumulated impairment charge	(417,822,304)	—	—	(417,822,304)
Goodwill, net	40,215,987	3,517,748	5,667,004	49,400,739

As of December 31, 2013
Goodwill, gross	458,432,924	3,624,317	7,365,102	469,422,343
Accumulated impairment charge	(417,822,304)	—	—	(417,822,304)
Goodwill, net	40,610,620	3,624,317	7,365,102	51,600,039

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

A substantial portion of goodwill on the Group’s balance sheet relates to the acquisition of the Group’s online unit in 2009. Toward the end of the third quarter of 2011, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. The online unit started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their advertising spending. The Group believed that this resulted in slower than previously expected growth for its online business over the next several years. In addition, CRIC experienced a 31% decline in its stock price from June 30, 2011 to September 30, 2011. These circumstances prompted management to perform an interim test to evaluate and test the fair value of the Group’s reporting units against their carrying amount on September 30, 2011. The Group applied a discount rate of 16.5% and terminal growth rate of 2% in estimating the fair value of the reporting unit. The Group concluded that the carrying amount of its real estate online services reporting unit was higher than its fair value and consequently recorded a one-time goodwill impairment charge of $417,822,304 during the third quarter of 2011.

Based on the impairment tests performed, there was no goodwill impairment as of December 31, 2012 and 2013. The Group recorded a goodwill impairment charge of $417,822,304, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

9. Convertible Senior Notes

In December 2013, the Company issued $135,000,000 in aggregate principal amount of 2.75% Convertible Senior Notes due 2018 (the “Notes”). The Notes can be converted into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share of E-House, par value $0.001 per share (the “ordinary shares”), at the option of the holders, based on an initial conversion rate of 59.5380 of the Company’s ADSs per $1,000 principal amount of Notes ($16.80 per ADS). Holders of the Notes will have the right to require the Company to repurchase for cash all or part of their Notes on December 15, 2016 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The Notes will bear interest at a rate of 2.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The Notes will mature on December 15, 2018, unless previously repurchased or converted in accordance with their terms prior to such date.

The net proceeds from the Notes offering were $130,073,430, after deducting discounts to the initial purchaser of $3,375,000 and debt issuance costs of $1,551,570. Debt issuance costs are recorded as deferred assets and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes, and they are amortized as interest expenses, using the effective interest method, to the first put date of the Notes (December 15, 2016).

In connection with the offering, the Company also used $44,999,998 of the net proceeds from the offering to enter into a zero-strike call option (the “Call Option”), covering 3,482,972 ADSs, with an affiliate of the initial purchaser (the “option counterparty”). The Call Option is in substance a prepaid forward contract and is intended to facilitate privately negotiated transactions by which investors in the Notes will hedge their investment in the Notes. The Call Option expires on the maturity date of the Notes and requires physical settlement. However, at expiration or when the Call Option is unwound, the Company has the right to choose cash settlement.

The Company recorded the Notes as a liability in their entirety, and the conversion feature or any other feature does not need to be bifurcated and accounted for separately. The Call Option was deemed as a prepaid forward to purchase the Company’s own shares and was classified in permanent equity at its fair value at inception, recorded as a reduction to equity in the consolidated balance sheet. The shares underlying the Call Option are included in the basic and diluted EPS calculation given that it is uncertain whether the Call Option will be physically settled and the shares will ultimately be repurchased back.

As of December 31, 2013, none of the Notes had been converted yet.

10. Repurchase of Shares

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

In 2013, The Company repurchased a total of 3,582,133 ADSs for $17,772,586. The excess of $17,769,004 of purchase price over par value was allocated between additional paid in capital and retained earnings of $15,942,072 and $1,826,932, respectively.

The portion of the excess allocated to additional paid-in capital was limited to the pro rata portion of capital surplus from stock issuance. All the repurchased shares were retired.

11. Dividends

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

In 2013, the Company’s board of directors approved the payment of a cash dividend of $0.15 per ordinary share ($0.15 per ADS) directly from the additional paid-in capital account, for a total of $19,946,745, which was paid in May 2013 to shareholders of record as of the close of business on April 10, 2013.

12. Other Income (Loss), Net

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Gains on marketable securities, realized portion	—	734,904	234,338
Gains (loss) on marketable securities, unrealized portion	(8,598,962)	804,621	—
Foreign exchange loss	(1,051,883)	(379,530)	(862,383)
Loss from disposal of subsidiaries	(1,054,348)	—	—
Amortized discounts related to liability for exclusive rights with Baidu	(891,441)	(1,882,804)	(935,177)
Others	1,139,423	(10,061)	512,007
Total other loss	(10,457,211)	(732,870)	(1,051,215)

13. Income Tax

For financial reporting purposes, income before income taxes includes the following components:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Income (loss) Before Income Taxes:
PRC	(3,029,769)	(32,340,085)	125,404,634
Other	(464,549,563)	(37,916,141)	(63,455,200)

Total	(467,579,332)	(70,256,226)	61,949,434

The expense (benefit) for income taxes is comprised of:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Current Tax
PRC	17,257,121	16,813,520	44,386,281
Other	58,037	—	35,774

	17,315,158	16,813,520	44,422,055

Deferred Tax
PRC	(20,039,088)	(15,644,866)	(30,745,061)
Other	—	—	—

	(20,039,088)	(15,644,866)	(30,745,061)

Income tax expense (benefit)	(2,723,930)	1,168,654	13,676,994

The Company is incorporated in the Cayman Islands, which is exempted from tax.

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

Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2011 through 2014. In May 2010, Shanghai CRIC was granted software enterprise status, which exempted it from income taxes for 2009 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012.

In February 2009, Shanghai SINA Leju, the Group’s subsidiary in China, was granted software enterprise status, which qualified the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. Shanghai SINA Leju was also granted status as a high and new technology enterprise and was entitled to enjoy a favorable statutory tax rate of 15% from 2013 through 2014.

In February 2012, Shanghai Fangxin information technology Co., Ltd., the Group’s subsidiary in China, was granted software enterprise status, which exempted it from income taxes for 2012 and 2013 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016.

Chongqing E-House Western Real Estate Investment Consultant Co., Ltd. was established in the western region of China and was deemed to be engaged in an industry category encouraged by the government. In August, 2012 Chongqing E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% for 2012 and 2013.

The Group’s subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

The Group’s subsidiary in Macau is subject to the complementary tax at a progressive tax rate of 0% to 12% on Macau sourced profits.

The Company’s subsidiaries incorporated in the BVI are not subject to taxation.

The Group does not have uncertain tax positions in accordance with ASC740-10, nor does it anticipate any significant increase to its liability for unrecognized tax benefit within next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($16,402) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/ liabilities are as follows:

	As of December 31,
	2012	2013
	$	$
Deferred tax assets:
Accrued salary expenses	16,586,026	24,396,931
Bad debt provision	8,201,901	19,233,885
Net operating loss carry forwards	24,008,244	23,846,831
Advertising expenses temporarily non-deductible	9,415,848	19,970,491
Other	312,952	71,177

Gross deferred tax assets	58,524,971	87,519,315
Valuation allowance	(7,324,717)	(11,237,880)

Total deferred tax assets	51,200,254	76,281,435

Analysis as:
Current	41,212,042	66,331,906
Non-current	9,988,212	9,949,529

Deferred tax liabilities:
Amortization of intangible and other assets	36,925,632	29,900,565

Total deferred tax liabilities	36,925,632	29,900,565

Analysis as:
Current	—	—
Non-current	36,925,632	29,900,565

Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Balance as of January 1,	183,392	689,076	7,324,717
Additions	484,262	6,625,864	3,631,241
Changes due to foreign exchange	21,422	9,777	281,922

Balance as of December 31,	689,076	7,324,717	11,237,880

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $484,262, $6,625,864 and $3,631,241 for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three years period ended December 31, 2013. Such objective evidence limits the Group’s ability to consider other subjective evidence such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2013, a valuation allowance of $11,237,880 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(24.26)%	(14.86)%	13.60%
Effect of tax preference	0.72%	(1.91)%	(17.16)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.83)%	(2.14)%	(1.47)%
Valuation allowance movement	(0.10)%	(9.48)%	5.86%
Effect of different tax rate of DTA and DTL applied	0.05%	0.55%	(3.22)%
Others	—	1.18%	(0.53)%

	0.58%	(1.66)%	22.08%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
The aggregate dollar effect	3,046,393	(1,336,133)	10,628,117
Per share effect — basic	0.04	(0.01)	0.08
Per share effect — diluted	0.04	(0.01)	0.08

As of December 31, 2012 and 2013, the Group had tax losses carry forward of $97,503,509 and $93,844,512, respectively. These tax losses are available for offset against future profits that may be carried forward until calendar year 2017 and 2018, respectively.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $346.4 million at December 31, 2013 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $14.6 million to $29.1 million, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

14. Share-Based Compensation

E-House’s Share Incentive Plan (the “E-House Plan”)

In 2006, the Company adopted the E-House Plan, which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Company. Under the E-House Plan, the Company authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding, to grant as options or restricted shares over a three-year period. In October 2010, the Company authorized an increase of 4,013,619 ordinary shares to the award pool. In November 2012, the Company further authorized an increase of 1,273,000 ordinary shares to the award pool. In August, 2013, E-House Holdings authorized an increase of 6,644,659 ordinary shares to the award pool. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares.

Share Options:

During the years ended December 31, 2011, 2012 and 2013, the Company granted options to certain employees, senior management and independent directors for the purchase of 1,994,000, nil and nil ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of the Company at an exercise price of $5.31 per share, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.

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

The weighted-average grant-date fair value of options granted during the year ended December 31, 2011 was $3.31 per share. The Company recorded compensation expense of $2,903,861, $17,157,015, and $12,817,935 for the years ended December 31, 2011, 2012 and 2013, respectively. During the years ended December 31, 2011, 2012 and 2013, 81,495, 194,721 and 4,596,761 options were exercised having a total intrinsic value of $422,455, $436,259 and $25,248,554, respectively.

A summary of option activity under the E-House Plan during the years ended December 31, 2011, 2012 and 2013 is presented below.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding, as of January 1, 2011	1,442,075	5.38
Granted	1,994,000	5.31
Exercised	(81,495)	5.37
Forfeited	(22,506)	5.37
Outstanding, as of January 1, 2012	3,332,074	5.34
Granted E-House Replacement Options	15,107,745	4.63
Exercised	(194,721)	2.88
Forfeited	(325,504)	5.01
Outstanding, as of January 1, 2013	17,919,594	4.15		—
Granted	—	—
Exercised	(4,596,761)	3.81		25,248,554
Forfeited	(372,882)	5.03
Outstanding, as of December 31, 2013	12,949,951	4.25	6.12	140,247,969
Vested and expected to vest as of December 31, 2013	12,896,168	4.25	6.10	139,636,669
Exercisable as of December 31, 2013	10,264,511	4.14	5.70	112,293,747

As of December 31, 2013, there was $6,003,327 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 0.72 years.

Restricted Shares:

The Company granted 28,000, 1,273,000 and 1,303,000 restricted shares to certain employees, directors and officers in 2011, 2012 and 2013 respectively. Under the terms of each restricted shares, restricted shares vest over three years.

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

	E-House	CRIC
	Replacement	Replacement
	Restricted	Restricted
	Shares	Shares
Average risk-free rate of return	2.43%	2.43%
Contractual life of option	0.85 years	0.85 years
Average estimated volatility rate	50.42%	54.21%
Average dividend yield	2.03%	—

A summary of restricted share activity under the E-House Plan during the years ended December 31, 2011, 2012 and 2013 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Unvested as of January 1, 2011	1,583,035	15.90
Granted	28,000	11.57
Vested	(630,603)	16.21
Forfeited	(61,336)	15.96
Unvested as of January 1, 2012	919,096	15.56
Granted	1,273,000	3.43
Granted E-House Replacement Restricted Shares	77,875	3.47
Vested	(567,489)	16.08
Forfeited	(71,844)	15.81
Unvested as of January 1, 2013	1,630,638	5.32
Granted	1,303,000	10.61
Vested	(769,448)	7.29
Forfeited	(12,506)	14.13
Unvested as of December 31, 2013	2,151,684	7.77

The total fair value of restricted shares vested in 2011, 2012 and 2013 was $10,219,188, $9,127,103 and $5,612,379, respectively.

As of December 31, 2013, there was $14,640,782 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 2.78 years.

The Company recorded compensation expense of $10,668,117, $9,348,941 and $5,668,460, for the years ended December 31, 2011 and 2012 and 2013, respectively, related to restricted shares.

Leju Plan

In November 2013, Leju Holdings Limited (“Leju”), a wholly-owned subsidiary of the Company, adopted a share incentive plan (“Leju Plan”), which allows Leju to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to Leju. Under the Leju Plan, the maximum number of shares that may be issued shall be 8% of the then total shares outstanding, to grant as options or restricted shares over a three-year period. Options have a ten-year life.

Share Options:

On December 1, 2013, Leju granted 7,192,000 options to purchase ordinary shares of Leju to certain of the Leju’s employees and E-House’s employees at an exercise price of $4.6 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

On December 16, 2013, Leju granted 600,000 restricted shares to a director and an E-House employee to replace the same number of options previously granted under the Leju plan, with all other terms unchanged. The purchase price of the restricted shares is $4.6 per shares, which was the exercise prices of the options that were replaced. The modification did not result in any incremental compensation expense. Cash received from the advance payment of the restricted shares are recorded as an amount due to related parties as of December 31, 2013. Leju has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant based on the fair value of Leju’s ordinary shares of $4.55 and using the following assumptions:

2013
Average risk-free rate of return	2.98%
Contractual life of option	10 years
Average estimated volatility rate	56.74%
Average dividend yield	0.00%

A summary of option activity under the Leju Plan during the year ended December 31, 2013 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2013	—
Granted	7,192,000	4.60	10.00
Replaced by Restricted Share	(600,000)	4.60	10.00
Exercised	—
Forfeited	—
Outstanding, as of December 31, 2013	6,592,000	4.60	9.92	—
Vested and expected to vest as of December 31, 2013	6,592,000	4.60	9.92	—
Exercisable as of December 31, 2013	—	—	—	—

The grant-date fair value of the options granted in December was $2.21 per share. For the year ended December 31, 2013, the Group recorded compensation expenses of $381,874.

As of December 31, 2013, there was $13,394,410 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 2.92 years.

Restricted Shares:

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2013 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
Unvested as of January 1, 2013	—
Converted from option	600,000	2.21
Vested	—
Forfeited	—
Unvested as of December 31, 2013	600,000	2.21

For the year ended December 31, 2013, the Group recorded compensation expenses of $34,758 for the restricted shares granted to the Group’s employees.

As of December 31, 2013, there was $1,141,286 of total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 2.92 years.

Other Equity Compensation:

In August 2011, CRIC signed employee equity compensation arrangements with three senior managers of Beijing Advertisement. Under the agreement, the managers received a 3.5% equity interest of Beijing Advertisement. The award vests over a 16 month service period, starting September 2011. The fair value of Beijing Advertisement was calculated using the discounted cash flow method, under the income approach. The 3.5% equity interest in Beijing Advertisement was valued at $731,676. The Group recorded $182,918, $563,109 and nil as compensation expense for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, there was no unrecognized compensation expense related to this compensation agreement.

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

The weighted-average grant-date fair value of the options granted in 2011 was $3.16 per share. CRIC recorded compensation expense of $18,088,339 and $8,532,772, for the years ended December 31, 2011, and 2012, respectively.

A summary of option activity under the CRIC Plan during the years ended December 31, 2011 and 2012 is presented below.

	Number of Options	Weighted Average Exercise Price
		$
Outstanding, as of January 1, 2011	10,436,029	3.24
Granted	8,361,000	4.84
Exercised	(702,201)	0.99
Forfeited	(791,763)	3.56
Outstanding, as of January 1, 2012	17,303,065	4.09
Exercised	(200,116)	1.42
Forfeited	(127,921)	4.96
Replaced by E-House options	(16,975,028)	4.12
Outstanding, as of December 31, 2012	—

The total intrinsic value of options under CRIC Plan exercised was $2,954,839 and $750,115, during the years ended December 31, 2011 and 2012, respectively.

Restricted Shares:

A summary of restricted share activity under the CRIC Plan during the years ended December 31, 2011 and 2012 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Unvested as of January 1, 2011	225,000	2.59
Vested	(75,000)	2.59
Forfeited	—	—
Unvested as of January 1, 2012	150,000	2.59
Vested	(62,500)	2.08
Replaced by E-House restricted shares	(87,500)	2.95
Unvested as of December 31, 2012	—

The Group recorded compensation expense of $180,322 and $54,688 for CRIC restricted shares granted to the E-House’s employee for the years ended December 31, 2011, and 2012, respectively.

The total fair value of restricted shares vested was $194,196 and $130,000 during the years ended December 31, 2011, and 2012, respectively.

15. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $33,021,394, $40,724,902 and $45,924,681, for the years ended December 31, 2011, 2012 and 2013, respectively, for such benefits.

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

The amount of the reserve fund for the Group as of December 31, 2012 and 2013 was $28,560,250 and $35,633,687, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $160,336,452 and $174,046,356, of which $8,027,725 and $9,977,982 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2012 and 2013, respectively.

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

In 2011, the Group had seven operating segments: 1) real estate online services; 2) primary real estate agency services; 3) secondary real estate brokerage services; 4) real estate information and consulting services; 5) real estate advertising services; 6) promotional events service; and 7) real estate fund management services.

In 2012 and 2013, in line with the business growth, the Group’s CODM reviewed results of primary real estate agency services and secondary real estate brokerage services as a single business unit, instead of two separate units; and reviewed results of real estate advertising services and promotional events as a single business unit, instead of two separate units, when making decisions about allocating resources and assessing performance of the Group. The five operating segments are namely 1) real estate online services; 2) real estate brokerage services; 3) real estate information and consulting services; 4) real estate promotional events and advertising services; 5) real estate fund management services.

In addition, the real estate promotional events and advertising services and real estate fund management services did not meet the significance threshold for separate disclosure in any of the three years of 2011, 2012 and 2013, and have been combined in the other services segment for segment reporting purposes.

Prior period information has been retrospectively adjusted to conform to the current segment presentation. The Group’s CODM reviewed net revenue, cost of sales, operating expenses, income from operations and net income and did not review balance sheet information. Corporate expenses of certain holding companies were not allocated among segments and were recorded as non-allocated items.

The following tables summarize the selected revenue and expense information for each operating segment:

For the years ended December 31,

			Real Estate
	Real Estate	Real Estate	Information
	Online	Brokerage	and Consulting	Other
2011	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	136,452,384	176,441,032	61,750,112	26,981,453	—	401,624,981
Cost of revenues	(37,583,296)	(97,481,259)	(6,708,358)	(21,271,577)	—	(163,044,490)
Selling, general and administrative expenses	(101,384,497)	(97,293,397)	(48,176,668)	(8,237,382)	(31,595,643)	(286,687,587)
Goodwill Impairment charge	(417,822,304)	—	—	—	—	(417,822,304)
Other operating income	13,937	3,222,483	2,349,105	594,835	—	6,180,360

Income (loss) from operations	(420,323,776)	(15,111,141)	9,214,191	(1,932,671)	(31,595,643)	(459,749,040)
Interest income	675,759	697,076	881,539	93,130	279,415	2,626,919
Other expense, net	(1,025,801)	(7,765)	(558,711)	(1,060,778)	(7,804,156)	(10,457,211)

Income (loss) before taxes and equity in affiliates	(420,673,818)	(14,421,830)	9,537,019	(2,900,319)	(39,120,384)	(467,579,332)
Income tax benefit (expense)	305,651	6,940,664	(3,696,794)	(825,591)	—	2,723,930

Income (loss) before equity in affiliates	(420,368,167)	(7,481,166)	5,840,225	(3,725,910)	(39,120,384)	(464,855,402)
Income (loss) from equity in affiliates	(9,609)	16,297	(94,385)	(77,413)	—	(165,110)

Net income (loss)	(420,377,776)	(7,464,869)	5,745,840	(3,803,323)	(39,120,384)	(465,020,512)

			Real Estate
	Real Estate	Real Estate	Information
	Online	Brokerage	and Consulting	Other
2012	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	169,755,893	208,284,503	54,517,612	29,881,360	—	462,439,368
Cost of revenues	(54,117,692)	(114,667,241)	(10,783,472)	(23,602,280)	—	(203,170,685)
Selling, general and administrative expenses	(146,997,279)	(92,291,838)	(53,977,975)	(10,544,345)	(33,062,087)	(336,873,524)
Other operating income	153,340	2,982,861	2,481,255	857,567	—	6,475,023

Income (loss) from operations	(31,205,738)	4,308,285	(7,762,580)	(3,407,698)	(33,062,087)	(71,129,818)
Interest income	257,204	425,714	624,817	55,895	242,832	1,606,462
Other income (expense), net	(1,979,450)	84,937	(59,136)	(446)	1,221,225	(732,870)

Income (loss) before taxes and equity in affiliates	(32,927,984)	4,818,936	(7,196,899)	(3,352,249)	(31,598,030)	(70,256,226)
Income tax benefit (expense)	2,329,338	(4,589,892)	623,227	468,673	—	(1,168,654)

Income (loss) before equity in affiliates	(30,598,646)	229,044	(6,573,672)	(2,883,576)	(31,598,030)	(71,424,880)
Income (loss) from equity in affiliates	(881)	195,874	(14,933)	195,449	—	375,509

Net income (loss)	(30,599,527)	424,918	(6,588,605)	(2,688,127)	(31,598,030)	(71,049,371)

			Real Estate
	Real Estate	Real Estate	Information
	Online	Brokerage	and Consulting	Other
2013	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	335,410,902	280,776,816	76,683,188	38,207,927	—	731,078,833
Cost of revenues	(63,990,693)	(168,624,507)	(14,526,318)	(26,894,288)	—	(274,035,806)
Selling, general and administrative expenses	(210,576,230)	(74,728,461)	(58,026,755)	(12,404,049)	(45,211,506)	(400,947,001)
Other operating income	599,894	1,647,257	1,950,223	720,268	—	4,917,642

Income (loss) from operations	61,443,873	39,071,105	6,080,338	(370,142)	(45,211,506)	61,013,668
Interest expenses	—	—	—	—	(192,566)	(192,566)
Interest income	1,082,287	819,925	222,898	51,944	2,493	2,179,547
Other income (expense), net	(1,185,121)	87,270	(479,313)	(11,837)	537,786	(1,051,215)

Income (loss) before taxes and equity in affiliates	61,341,039	39,978,300	5,823,923	(330,035)	(44,863,793)	61,949,434
Income tax benefit (expense)	(5,447,524)	(10,000,257)	(3,606,417)	(588,344)	5,965,548	(13,676,994)

Income (loss) before equity in affiliates	55,893,515	29,978,043	2,217,506	(918,379)	(38,898,245)	48,272,440
Income (loss) from equity in affiliates	(69,194)	343,561	312,119	(9,320)	2,236,683	2,813,849

Net income (loss)	55,824,321	30,321,604	2,529,625	(927,699)	(36,661,562)	51,086,289

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Customer A	58,044,764	55,924,621	*

*            indicates the revenue from the customer was less than 10% of total revenue in the year.

Revenue generated from Customer A for real estate online services, real estate brokerage services, real estate information and consulting services, and other services were $5,852,438, $40,341,494, $11,688,229, and $162,603 for 2011, $6,871,686, $42,483,101, $6,356,080, and $213,754 for 2012, respectively.

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2012	2013
	$	$
Customer A	52,949,294	43,318,976

Details of the customer deposits from customers accounting for 10% or more of total net customer deposits are as follows:

	As of December 31,
	2012	2013
	$	$
Customer B	11,136,720	—
Customer C	26,000,000	56,000,000
Customer D	20,682,480	—
Customer E	*	8,200,900

*            indicates the balance of the customer was less than 10% of total customer deposits as of 31 December, 2012.

18. Related Party Balances and Transactions

Amounts due from related parties are comprised of the following:

	As of December 31,
	2012	2013
	$	$
Customer and supplier	46,067	981,648
Other	273,313	281,768
Total amounts due from related parties	319,380	1,263,416

Amounts due to related parties are comprised of the following:

	As of December 31,
	2012	2013
	$	$
Management	262,406	2,760,000
Customer and supplier	3,638,975	1,745,263
Other	380,449	1,030,249
Total amounts due to related parties	4,281,830	5,535,512

(a) Customer and supplier

Transactions with customers and suppliers who are related parties are as follows:

Revenue recognized by the Group:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
Beijing China Real Estate Research Association Technology Ltd (“CRERAT”)	268,380	52,120	1,084,047
SINA Corporation (“SINA”)	*	1,855	—

*            Indicates SINA was not the related party of the Company before April, 2012.

Selling, general and administrative expenses recorded by the Group:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
CRERAT	822,249	476,706	—

Cost of revenue recorded by the Group:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
SINA	*	5,145,039	6,033,036

*            Indicates SINA was not the related party of the Company before April, 2012.

Amount due from (to) customers and suppliers who are related parties are as follows:

Amount due from (to) related parties

	As of December 31,
	2012	2013
	$	$
CRERAT	46,067	981,648
CRERAT	(1,133,357)	(3,892)
SINA	(2,505,618)	(1,741,371)

CRERAT is a joint venture formed by the Group with China Real Estate Research Association and China Real Estate Association, with the Group owning 51% equity interest of the entity.

Mr. Charles Chao, SINA’s chairman and chief executive officer, has served as a co-chairman of the Company’s board of directors after the Merger on April 2012 (related party since April, 2012). And SINA became a major shareholder of the Company from then.

(b) Affiliates

Amounts due from (to) affiliates are comprised as the following:

	As of December 31,
	2012	2013
	$	$
Shanghai Yueshun Real Estate Development Co., Ltd. (1)	273,313	281,768
Shanghai Jin Yue Real Estate Development Co., Ltd. (2)	(380,449)	(392,219)
Suzhou Hehui Xuyuechang Equity Investment Center (“Xuyuechang Center”) (3)	—	(103,331)
Suzhou Hehui Xuyuerong Equity Investment Center (“Xuyuerong Center”) (3)	—	(480,081)
Suzhou Hehui Xuyuezhen Equity Investment Center (“Xuyuezhen Center”) (3)	—	(54,618)

Notes:

(1)             Xin Zhou is a director of the entity. The amount receivable (payable) is the rental cost paid (rental income received) by the Group on behalf of the entity.

(2)             Xin Zhou is a director of the entity. The amount payable is rental expense paid by the entity on behalf of E-Commercial (Shanghai) Real Estate Advisory Co, Ltd.

(3)             The Group holds 0.5%, 0.5% and 0.5% equity interest of Xuyuechang Center, Xuyuerong Center and Xuyuezhen Center, respectively. The Group also acts as a non-acting general partner and provides investment advice to the entities. The amount payable is the advance management fee received by the Group.

(c) Management

The amount due to management represents consideration paid by management for unvested restricted shares under Leju Plan.

On March 25, 2013, E-House (China) Holdings Limited issued an aggregate of 17,790,125 ordinary shares of the Company to Kanrich Holdings Limited (“Kanrich”), a British Virgin Islands company owned by certain key members of the Company’s management, including Mr. Xin Zhou, co-chairman of the Company’s board of directors and chief executive officer, for an aggregate purchase price of $62,621,240.

(d) Real Estate Investment Fund Management

Management fees from funds are comprised of the following:

	Years Ended December 31,
	2011	2012	2013
	$	$	$
E-House China Real Estate Investment Fund I, L.P. (the “Fund”)	250,100	202,198	63,567
E-House Shengyuan Equity Investment Center (“Shengyuan Center”)	1,548,520	1,580,360	1,549,416
E-House Shengquan Equity Investment Center (“Shengquan Center”)	617,859	619,857	611,205
Wuling Center (Note 4)	—	—	3,804,667
Others	—	—	305,343
Total management fee	2,416,479	2,402,415	6,334,198

In January 2008, the Group formed the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner. The general partner receives annual management fee and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, director of the Company, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. The Group has no investment in the Fund. In March 2011, the Group acquired Firmway from the Fund for $12,000,000. (Note 5)

In January 2010, the Group formed a limited partnership, Shengyuan Center in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner. The Group’s 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner receives annual management fees and carried interest on a success basis. The Group invested $10,065,348 (RMB65,000,000) into the Shengyuan Center for a 13% equity interest. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, owns an 8% equity interest in the Shengyuan Center and is a limited partner. In 2013, the Group received $461,463 (RMB2,800,000) capital return from Shengyuan Center.

In April 2010, the Group formed Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, Shanghai Yidexin Equity Investment Center, acts as Shengquan Center’s general partner. The general partner receives annual management fee and carried interest on a success basis. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, holds a 2.37% equity interest in the Shengquan Center.

19. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 240 months and are renewable upon negotiation. Rental expenses were $21,757,001, $24,418,965 and $23,033,850, for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2013 were as follows:

Amount
Year Ended December 31	$
2014	19,916,212
2015	12,081,983
2016	8,166,279
2017	4,576,659
2018	4,311,688
Then thereafter	32,406,039
Total	81,458,860

(b) Fund investment commitments

The Group had an total investment commitment of RMB60,000,000 (equivalent to $9,841,080) to the Wuling Center (Note 4). RMB42,000,000 ($6,888,756) were paid as of December 31, 2013 and the remaining investment commitment of RMB18,000,000 ($2,952,324) is payable upon the fund’s demand.

(c) Properties payment commitments

The Group had a commitment of $100,057,425 for properties to be held for sales, $60,076,026 was paid and recorded as advance payment for properties to be held for sale. The remaining commitment of $39,981,399 is payable within one year.

The Group had a commitment of $8,161,056 for two floors of an office building which will be used as offices by one subsidiary of the Group. $2,931,478 was paid as of December 31, 2013 and recorded as other non-current assets. The remaining commitment of $5,229,578 is payable within one year.

(d) Investment commitment

The Group entered into a share purchase agreement with Jupai Holding Inc. and Century Crest Global Limited for the purchase of shares of Jupai Investment Group in December 2013. Pursuant to the agreement, the Group will purchase 12,918,340 Series B Shares and 12,918,340 ordinary shares at RMB96,000,000 ($15,745,728). Immediately after the Closing, the purchased shares shall collectively represent 20% of the equity interests in Jupai Investment Group (calculated on a fully diluted and as-converted basis). The transaction is expected to be closed in April 2014.

(e) Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse effect on its business, assets or operations. The Group also assessed all currently pending matters and concluded that the possibility of an asset had been impaired or a liability had been incurred at the date of the financial statements was remote.

The Group has a clawback obligation to the Fund for which the Group acts as the general partner. Carried interest is subject to clawback to the extent that the limited partners have not received a certain level of aggregate distributions or the carried interest exceeds a certain level based on cumulative results. The Group did not recognize any carried interest income for the years ended December 31, 2012 and 2013; nor did the Group have any clawback obligations for those periods.

20. Subsequent Events

In January 2014, the Group entered into an equity transfer agreement with two individual shareholders of Beijing Lotta Times Advertising Co., Ltd (‘‘Beijing Lotta’’), a subsidiary of Beijing Leju, to purchase the remaining 40% shares of Beijing Lotta that it didn’t already own with a total consideration of $16,401,800 (RMB100,000,000). After the acquisition, Beijing Lotta becomes a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Beijing Lotta before and after the acquisition, the acquisition is accounted for as an equity transaction. Therefore, no gain or loss will be recognized in consolidated statement of operations.

In March 2014, the advertising agency agreement and license agreements originally signed between the group and SINA in August 2009 were extended an additional five years to March 2024 for no additional consideration. All other terms of the agreements remain the same.

In March, 2014, the Company’s board of directors approved the Company’s payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS) directly from the additional paid-in capital account, which will be payable on or about May 30, 2014 to shareholders of record as of the close of business on May 2, 2014. Dividends to be paid to the Company’s ADS holders through the deposit bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

In March 2014, the Company entered into a share purchase and subscription agreement with Leju and Tencent, pursuant to which Tencent acquired from E-House 19,201,800 of Leju’s ordinary shares, or 15% of its total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju’s shares that were granted and outstanding at the time for $180 million in cash. On April 17, 2014, Leju listed its American depositary shares, each representing one ordinary share of Leju (the “Leju ADSs”), on the NYSE in connection with an initial public offering. Leju issued a total of 10,000,000 ordinary shares of Leju, represented by 10,000,000 Leju ADSs, at $10.00 per Leju ADS in connection with its initial public offering, and an additional 2,029,420 Leju ordinary shares to Tencent in a private placement concurrent with Leju’s initial public offering at $10.00 per Leju share. Following these transactions, E-House remained the majority shareholder of Leju, holding 76.3% of Leju’s total outstanding shares, and Tencent became Leju’s second largest shareholder holding 16.1% of Leju’s total outstanding shares, in each case as of April 22, 2014.