Form 20-F
period 2014-12-31
E-HOUSE (CHINA) HOLDINGS LTD
filed 2015-04-21
CIK 1405658

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Bin Laurence, Chief Financial Officer

E-House (China) Holdings Limited

Qiushi Building, 11/F

383 Guangyan Road, Zhabei District

Shanghai 200072

People’s Republic of China

Telephone: +86 21 6133 0808

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

148,243,164 ordinary shares, par value $0.001 per share, as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

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

•                  “Beijing Jiajujiu” refers to Beijing Jiajujiu E-Commerce Co., Ltd., one of our consolidated variable interest entities;

•                  “Beijing Leju” refers to Beijing Yisheng Leju Information Services Co., Ltd., one of our consolidated variable interest entities;

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

•                  “liquid assets” refers to the difference between (i) cash and cash equivalents and restricted cash, and (ii) short-term borrowings.

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

•                  “Shanghai E-Cheng” refers to Shanghai E-Cheng Asset Management Co., Ltd., one of our consolidated variable interest entities;

•                  “Shanghai Fangjia” refers to Shanghai Fangjia Information Technology Co., Ltd., one of our consolidated variable interest entities;

•                  “Shanghai Kushuo” refers to Shanghai Kushuo Information Technology Co., Ltd., one of our consolidated variable interest entities;

•                  “Shanghai Weihui” refers to Shanghai Weihui Business Information Consulting Co., Ltd., one of our consolidated variable interest entities;

•                  “Shanghai Yi Xin” refers to Shanghai Yi Xin E-Commerce Co., Ltd., one of our consolidated variable interest entities;

•                  “shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share;

•                  “VIEs” refers to any or all of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai E-Cheng, Shanghai Fangjia and Shanghai Weihui (each a “VIE”), all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, these companies;

•                  “we,”“us,”“our company,”“our” or “E-House” refers to E-House (China) Holdings Limited, a Cayman Islands company, its predecessor entities and its subsidiaries and consolidated VIEs; and

•                  “$,”“dollars,”“US$” or “U.S. dollars” refers to the legal currency of the United States.

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2010 and 2011 and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	As of and for the Years Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	356,525	401,625	462,439	731,079	904,499
Cost of revenues	(104,846)	(163,044)	(203,171)	(274,036)	(306,133)
Selling, general and administrative expenses	(198,425)	(286,688)	(336,873)	(400,947)	(545,492)
Goodwill impairment charge	—	(417,822)	—	—	—
Other operating income	4,081	6,180	6,475	4,918	8,787
Income (loss) from operations	57,335	(459,749)	(71,130)	61,014	61,661
Net income (loss)	48,676	(465,020)	(71,049)	51,086	52,338
Less: net income (loss) attributable to non-controlling interest	12,522	(194,663)	(14,078)	(871)	12,336
Net income (loss) attributable to E-House shareholders	36,154	(270,357)	(56,971)	51,957	40,002
Earnings (loss) per ordinary share and ADS(1):
Basic	$0.45	$(3.39)	$(0.54)	$0.40	$0.29
Diluted	$0.44	$(3.39)	$(0.54)	$0.38	$0.26
Dividends per ordinary share:
Basic	0.25	0.25	0.15	0.15	0.35
Weighted average number of ordinary shares used in per share calculations:
Basic	80,287,171	79,769,823	106,159,388	130,163,165	139,211,442
Diluted	81,302,622	79,769,823	106,159,388	135,779,997	146,687,835

Consolidated Balance Sheet Data:
Cash and cash equivalents	543,818	392,005	210,841	413,319	630,617
Total assets	1,558,267	1,143,698	1,011,962	1,355,520	1,776,924
Total current liabilities	140,099	176,097	222,284	356,624	455,145
Total E-House shareholders’ equity	901,100	633,362	738,925	821,938	1,007,790

Note: (1) Each ADS represents one ordinary share.

Non-GAAP Financial Measures

The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss) and our adjusted net income (loss) attributable to E-House shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, amortization of intangible assets resulting from business combinations, loss from the disposal of subsidiaries and goodwill impairment charge. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP, or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge.

We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax), amortization of intangible assets resulting from business combinations (net of tax), loss from the disposal of subsidiaries and goodwill impairment charge (net of tax).

We define adjusted net income (loss) attributable to E-House shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests), amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests), loss from the disposal of subsidiaries (net of tax and non-controlling interests) and goodwill impairment charge (net of tax and non-controlling interests).

The use of the below non-GAAP financial measures has material limitations as an analytical tool, as they do not include all items that impact our income (loss) from operations, net income (loss), and net income (loss) attributable to E-House shareholders for the period. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expense, amortization of intangible assets results from business acquisitions, loss from the disposal of subsidiaries and goodwill impairment charge both in our reconciliations to the financial measures under U.S. GAAP, and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to E-House shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	For the Years Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of $)
Income (loss) from operations	57,335	(459,749)	(71,130)	61,014	61,661
Share-based compensation expense	27,006	32,024	35,656	18,903	22,176
Amortization of intangible assets resulting from business acquisitions	20,914	22,228	22,956	22,606	15,269
Goodwill impairment charge	—	417,822	—	—	—
Adjusted income (loss) from operations	105,255	12,325	(12,518)	102,523	99,106
Net income (loss)	48,676	(465,020)	(71,049)	51,086	52,338
Share-based compensation expense (net of tax)	27,006	32,024	35,656	18,903	22,176
Amortization of intangible assets resulting from business acquisitions(net of tax)	18,177	19,220	19,740	14,924	13,482
Loss from the disposal of subsidiaries (net of tax)	—	1,054	—	—	—
Goodwill impairment charge (net of tax)	—	417,822	—	—	—
Adjusted net income (loss)	93,859	5,100	(15,653)	84,913	87,996

Net income (loss) attributable to E-House shareholders	36,154	(270,357)	(56,971)	51,957	40,002
Share-based compensation expense (net of tax and non-controlling interests)	19,987	24,318	32,249	18,903	19,860
Amortization of intangible assets resulting from business acquisitions(net of tax and non-controlling interests)	9,633	10,171	16,360	14,562	11,085
Loss from the disposal of subsidiaries (net of tax and non-controlling interests)	—	565	—	—	—
Goodwill impairment charge (net of tax and non-controlling interests)	—	226,183	—	—	—
Adjusted net income (loss) attributable to E-House shareholders	65,774	(9,120)	(8,362)	85,422	70,947

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the certified exchange rate in effect on December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 17, 2015, the certified exchange rate was RMB6.1976 to US$1.00.

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

	Exchange Rate
Period	Period End	Average(1)	Low	High
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.1955	6.2741
April (through April 17, 2015)	6.1976	6.2010	6.2152	6.1930

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

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. Since January 2011, PRC government agencies have issued a number of restrictive rules on the real estate market, which include:

•                  minimum down payments for the first self-use housing unit purchased by a family must be no less than 20% of the purchase price;

•                  minimum down payments for the second housing unit purchased by a family must be no less than 40% of the purchase price, and the loan interest rate must be no less than 110% of benchmark lending interest rate;

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

•                  business tax is imposed and calculated on the full sales revenues for the sale of all housing units held for less than two years, and on the difference between the sales revenue and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased two or more years ago;

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in oil and other markets. In addition, there have been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

We plan to continue to expand our business into new geographical areas in China, especially for our mobile community services app called “Shi Hui”. As China is a large and diverse market, consumer trends and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. When we enter new markets, we may face intense competition from companies with greater experience or an established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model may not be successful in new and untested markets and markets with a different legal and business environment, such as Hong Kong and Macau. Therefore, we may not be able to grow our revenues in the new cities we enter into due to the substantial costs involved.

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

Through an agreement that we entered into with SINA in 2009, we own SINA’s real estate operations through our majority-owned subsidiary Leju. To a large extent, the operations and revenues of Leju’s business rely on SINA’s cooperation with us. The domain names of some major websites of Leju’s business are owned by SINA and licensed to Leju through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we recently amended and restated to extend through 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, Leju is also the exclusive agent of SINA for selling advertising to the real estate advertisers through 2024. To a certain extent, we rely on SINA’s continued cooperation on an ongoing basis to enjoy our rights pursuant to our agreements with SINA. SINA could at any time reduce its support for our business. In addition, SINA’s dual role as our substantial shareholder and contractual counterparty could result in conflicts of interest. If for any reason SINA does not fulfill its obligations in accordance with the advertising inventory agency agreement or any of the other agreements or otherwise reduces its support for our online real estate operations, our business may be materially and adversely affected.

In August 2010, we launched Baidu’s real estate website, house.baidu.com, and home furnishing website, jiaju.baidu.com, to offer search-based advertising for China’s real estate and home furnishing industries pursuant to our strategic cooperation agreement with Baidu, which expires in December 2015. In August 2011, we became Baidu’s premier strategic online real estate partner and obtained the exclusive right, through December 2015, to sell Baidu’s real estate Brand-Link product, a form of keyword advertising. If we are unable to renew our agreements with Baidu when they expire on favorable terms, or at all, or if Baidu reduces or terminates its support for, or cooperation with respect to, our real estate online operations, our business may be materially and adversely affected.

In August 2010, we started a new business initiative to focus on providing data services in the non-residential real estate market, such as office, commercial real estate and real estate construction materials. Our experience and expertise have been concentrated in the residential real estate sector. Failure to establish a meaningful presence and brand in the non-residential sector and generate revenues and profits could adversely affect our results of operations and prospects.

On March 10, 2014, Leju entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, Leju and Tencent have agreed to jointly develop software and tools for use on Tencent’s social communication platform, Weixin, to facilitate Leju’s opening of Weixin public accounts associated with real estate projects. Leju agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by its users on Weixin. Leju and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ;” the social media service, “Tencent Weibo;” the social networking service “Qzone;” and/or certain other Tencent wholly-owned internet properties in China. Tencent is also a substantial shareholder of Leju. Leju is currently operating numerous Weixin accounts related to various real estate projects throughout China. If Tencent does not fulfill its obligations under the strategic cooperation agreement or otherwise reduces its support for our online real estate operations, our business may be materially and adversely affected.

Leju has also established strategic cooperation relationships with Weibo Corporation, or Weibo, a leading social media platform in China and majority owned subsidiary of SINA, and has opened and operated numerous Weibo accounts related to real estate. In addition, Leju has a strategic venture with CITIC, pursuant to which CITIC introduced “Leju Loan”, an innovative financial product that aims to provide added liquidity and improve the overall purchasing power of home buyers through Leju’s online platform. There can be no assurance that we will be able to maintain our strategic venture with CITIC or maintain our strategic cooperation relationships with Weibo through Leju, or that we will be able to execute on any other new initiatives successfully and achieve the expected results.

We may also explore other business initiatives to expand the scope or our products and services. In July 2014, we launched our community value-added services, our real estate financial services and our home price rating website under our real estate information and consulting services. Failure to execute our business plans for these new business initiatives could have material and adverse effect on the results of our operations.

Our business faces risks associated with the application of the e-commerce business model to the real estate industry.

Our e-commerce business was established in 2011 and became an integral part of our online real estate service operations following its rapid growth from 2012 to 2014. The business of providing these e-commerce services is still relatively new and evolving, and its growth depends on our ability to manage it effectively. Although we generally have been able to maintain contractual arrangements with third-party property developers who allow us to sell discount coupons to prospective real estate purchasers on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. Customer complaints or negative publicity about our services could diminish consumer confidence in and use of our services, and our results of operations or profitability could be adversely affected.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

Our revenues increased 24% to $904.5 million for the year ended December 31, 2014 from $731.1 million for the year ended December 31, 2013. We intend to continue to expand our services and operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

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

Although we are one of the largest real estate agency companies in China, our relative competitive position varies significantly by service type and geographic area. We may not be able to continue to compete effectively, maintain our current fee arrangements or margin levels or ensure that we will not encounter increased competition. Some of our competitors, such as Hopefluent Group Holdings Limited, SYSWIN Inc and Fangdd, may have smaller aggregate businesses than us, but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international firms such as World Union Real Estate Consultancy (China) Ltd., Jones Lang LaSalle, Centaline Group and SouFun Holdings Limited. These firms may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.

In addition, we expect more companies to enter the real estate online service industry in China and a wider range of real estate online services to be introduced. As the real estate online services industry in China is relatively new and constantly evolving, existing or future competitors of our real estate online business may be able to better position themselves to compete as the industry matures. The current competitors of our real estate online business include general internet portals, such as sohu.com, vertically integrated real estate internet portals, such as soufun.com, and anjuke.com which was recently acquired by 58.com, certain specialized or local websites, and traditional advertising media. Some of these websites may have a larger user base, better brand recognition or stronger market influence. It is also possible that websites with large traffic may decide to provide real estate-related listing and other online services. Moreover, regionally and locally focused websites providing regional real estate listings together with localized services have offered and may continue to offer strong competition in the regions that we operate.

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

Revenues from our online services are closely linked with the timing of various real estate project launches, which could also fluctuate from period to period.

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

Revenues derived from services we rendered to the top ten clients in each of 2012, 2013 and 2014, accounted for approximately 23%, 17% and 15%, respectively, of our total revenues. One real estate developer client accounted for over 10% of our total revenues in 2012, no client accounted for over 10% of our total revenues in 2013 and 2014. In the future, these real estate developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all, or they may experience financial or other difficulties that prevent them from making timely delivery of their properties under development. Should these real estate developers terminate or substantially reduce their business with us and we fail to find alternative real estate developers to provide us with revenue-generating business, or if any of them fail to make timely delivery of their properties under development, our financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle our accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of our developer clients elect to settle our commission and other service fees only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients and collect the funds owed to us. This also results in large accounts receivable balances. As of December 31, 2014, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $415.2 million. Some of our developer clients require us to pay an upfront and refundable deposit as demonstration of our financial strength and commitment to provide high quality service, and refund our customer deposits subject to certain pre-determined criteria at a date specified in the agency contracts. If any of our clients with significant outstanding accounts receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such accounts receivable and customer deposits, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

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

We may be subject to infringement claims or other claims involving intellectual property, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights, trademark, trade name or other intellectual property rights held by third parties. As a result, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. We have been, and from time to time in the future may be, subject to legal proceedings and claims involving the intellectual property. For instance, as part of our business, we collect information and data from various sources and distribute such information and data to others. In particular, we have collected and compiled in our CRIC system real estate-related news, articles, reports, floor plans, architectural drawings, maps and other documents and information prepared by third parties. Although we do not use the information we obtain from clients during the course of providing real estate consulting services, the same information derived from other sources may be found in our database. In such cases, we could be subject to breach of confidentiality or similar claims, whether or not having merit, by those clients. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Any lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could have a material impact on our ability to offer or market our services, harm our reputation and have a material and adverse effect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of information and data we offer to our clients could be reduced, or our methodologies or services could change, which may adversely affect the usefulness of our services and database, and our ability to attract and retain clients.

If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.

Due to the broad geographic scope of our operations and the wide variety of real estate services we provide, we are subject to numerous national, regional and local laws and regulations specific to the services we perform. Pursuant to the previous Foreign Investment Industrial Guidance Catalogue issued in 2011, foreign ownership of the real estate agency and brokerage business in China was subject to government approval. However, the latest Foreign Investment Industrial Guidance Catalogue, which became effective on April 10, 2015, has loosened the restrictions on foreign ownership of the real estate agency and brokerage business in China by removing it from the restricted category for foreign investment. Accordingly, our PRC subsidiaries or their subsidiaries no longer need approval of the Ministry of Commerce or its relevant local counterparts for the establishment of, or investment in, any new PRC subsidiary with a registered business scope of real estate agency and brokerage services. On the other hand, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker is still required conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. Among our PRC operating entities with the registered business scope of real estate brokerage business, we have completed such filings with the relevant local real estate administrative authorities for some entities, and are in the process of filings or preparing the relevant application documents for the filings with respect to the remaining entities which intend to make such filings. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all.

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

Currently we provide access to our CRIC database on the internet mainly through Shanghai CRIC Information Technology Co., Ltd., or Shanghai CRIC, our wholly-owned subsidiary. If relevant PRC governmental authorities deem this to be provision of internet information services under applicable PRC laws and regulations, they may require Shanghai CRIC to obtain a value-added telecommunications business operating license, or ICP license, to continue to provide access to CRIC database through the internet, and Shanghai CRIC could be subject to fines and penalties for operating this business without the proper license. Moreover, because wholly foreign-owned enterprises like Shanghai CRIC are not permitted to obtain an ICP license or engage in “market survey” activities in China, we would need to restructure our operations to have some of our consolidated VIEs carry out these activities.

Moreover, certain of our consolidated VIEs and their respective subsidiaries, are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including an ICP license. These consolidated VIEs include Beijing Leju, which operates our real estate online business, Shanghai Yi Xin, which operates our real estate e-commerce platform, Beijing Jiajujiu, which operates our online home furnishing websites, Shanghai Kushuo, which operates our real estate offline advertising business, real estate financial services and community value-added services, and Shanghai Fangjia, which operates our real estate home price rating services. We also plan to migrate the operation of community value-added services from Shanghai Kushuo to another VIE, Shanghai Weihui, in the near future. These licenses are essential to the operation of the relevant business segments and are generally subject to annual review by the relevant governmental authorities. Our consolidated VIEs and their respective subsidiaries may also be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or web links to such programs, other websites or data on the websites may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for internet and network transmission of video and audio programs. During operation of certain of our business segments, we post information, including graphics, web links to videos, other websites or data on websites operated by us. Our consolidated VIEs and their subsidiaries do not have internet publication licenses and licenses for internet and network transmission of video and audio programs. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA and Baidu through our contractual arrangement with them. In the case that they do not possess the necessary licenses and permits, our video/audio programs and other content hosted by them are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our business even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries, consolidated VIEs and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, including confiscation of revenues, sanctions or liabilities, which in turn could materially and adversely affect our business, financial condition and results of operations.

Our business may be adversely affected by changes in the laws and regulations governing the internet finance industry in China.

The laws and regulations governing the internet finance industry in China are still evolving, and the PRC government has not yet adopted a unified regulatory framework governing the P2P industry. There is substantial uncertainty with respect to the implementation and interpretation of any current and future laws and regulations applicable to the P2P industry and to companies operating relevant businesses. Although the China Banking Regulatory Commission and other government authorities have made certain instructions or statements concerning the P2P industry, such instruction or statement has no legal effect and can only be considered as guidelines. Moreover, we cannot assure you that our current internet finance business fully complies with such instructions and statements. New laws and regulations may be adopted to establish detailed requirements and/or to require certain licenses or permits for P2P business. Any enhancement in regulatory scrutiny over the industry may adversely affect our business. In addition, if future PRC regulations require that we obtain certain additional licenses or permits or change current business model in order to continue to conduct our internet finance operations, there can be no assurance that we will be able to obtain such licenses or permits or make certain changes to our business model in a timely fashion, or at all. If any of the above situations occurs, our financial condition and business prospects could be adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2014. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2014. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our business could be materially and adversely affected by the outbreak of H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, Ebola or another epidemic. Any such occurrence in China could severely disrupt our business operations and adversely affect our results of operations.

We have in the past, and may in the future, sell or distribute interests in one or more of our subsidiaries.

As part of our funding exercises or attempts to increase the liquidity of shares in our subsidiaries, we may sell all or part of our interests in one or more of our subsidiaries through a listing of the shares of such subsidiaries or the sale to third parties of all or a portion of our equity interests in such subsidiaries. For example, we sold a 15% equity interest in Leju to Tencent in March 2014, and Leju completed its initial public offering of Leju ADSs and a concurrent private placement of Leju ordinary shares to Tencent in April 2014. As a result of these transactions, our equity interest in Leju was reduced to 75.5% as of April 30, 2014. Furthermore, we were authorized by our board of directors in December 2014 and completed on January 15, 2015 a partial spin-off of Leju by distributing Leju shares to our shareholders, after which our equity interest in Leju was reduced to approximately 70%. In addition, in April 2015, we reached an agreement with Jupai Holdings Limited, or Jupai, a leading third-party wealth management service provider in China, to transfer to Jupai all equity interests in Scepter Pacific Limited, or Scepter, our 51% owned subsidiary operating our real estate investment fund management business unit, in exchange for Jupai’s ordinary shares, and the closing of the transaction is conditional upon the closing of the proposed initial public offering of Jupai and certain other customary closing conditions.

Following any such sale or distribution of all or part of our interest in a subsidiary, our equity interest in the assets held by such the subsidiary would be reduced by a corresponding amount. Although we would receive the proceeds of any sale of equity interests in a subsidiary, there can be no assurance that such proceeds will accurately reflect the value of such subsidiary to our business, that the price of our ADSs will not fall as a result of such sale or distribution or that we will not be adversely affected by any potential reduction in our consolidated income or cash flows. Furthermore, there can be no assurance that the proceeds of any sale of equity interests in a subsidiary will be reinvested in our business and that the benefits of such proceeds will accrue to holders of our ordinary shares and our ADSs to the extent of the benefits generated by the sold shares or at all.

We are exposed to potential liability for information on our websites and for products and services sold over the internet and we may incur significant costs and damage to our reputation as a result of defending against such potential liability and could be subject to penalties or other severe consequences from PRC regulatory authorities as a result of such information.

We provide third-party content on our websites such as real estate listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. In addition, our website, jiaju.com, is a platform for third party home furnishing distributors to offer their products and services to consumers. We could be exposed to liability with respect to such third-party information or the goods and services sold through our website. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. Moreover, our relevant consolidated VIEs, as internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites for compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

China has enacted laws, rules and regulations governing internet access and the distribution of news, information or other content, as well as products and services, through the internet. If any internet content we offer or will offer through our consolidated VIEs were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, which could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Some of our PRC subsidiaries, consolidated VIEs and their subsidiaries use seconded employees for their principal business activities. If the relevant PRC companies are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our advertising services and internet information services in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties.

E-House (China) Holdings Limited is a Cayman Islands company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the internet and advertising industries, we conduct part of our business through contractual arrangements with our affiliated PRC entities. We rely on Beijing Leju and its subsidiaries to operate our real estate online business and real estate advertising service business. We use Shanghai Yi Xin to operate our real estate e-commerce platform, Beijing Jiajujiu and its subsidiaries to operate our online home furnishing websites, Shanghai Kushuo and its subsidiaries to operate our real estate offline advertising business, real estate financial services and community value-added services, and Shanghai Fangjia to operate our real estate home price rating services. These VIEs and their relevant subsidiaries hold the licenses and approvals that are essential for our business operations. In addition, we plan to migrate the operation of community value-added services from Shanghai Kushuo to Shanghai Weihui, which will be required to hold the relevant licenses and approvals.

We have entered into, through our majority-owned subsidiaries, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, Shanghai Yi Yue Information Technology Co., Ltd., or Shanghai Yi Yue, Beijing Maiteng Fengshun Science and Technology Co., Ltd., or Beijing Maiteng, Shanghai Yifang Software Co., Ltd., or Shanghai Yifang, Shanghai CRIC, and Shanghai Weidian Information Technology Co., Ltd., or Shanghai Weidian, a series of contractual arrangements with the VIEs operating in the internet and/or advertising industries and their respective shareholders. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs and their subsidiaries; (2) receive substantially all of the economic benefits from the VIEs and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (3) have an exclusive option to purchase all or part of the equity interests in the VIEs, when and to the extent permitted by PRC law, or request any existing shareholder of the VIEs to transfer all or part of the equity interest in the VIEs to another PRC person or entity designated by us at any time in our discretion. These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business or advertising industry, or if the PRC government otherwise finds that we, any of the relevant VIEs, or any of their subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

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

•                  requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•                  taking other regulatory or enforcement actions that could be harmful to our business

The imposition of any of these penalties could have a material and adverse effect on our ability to conduct our business and adversely affect our financial condition and results of operations. If any of these penalties results in our inability to direct the activities of any of the relevant VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our VIEs and their respective shareholders for a portion of our business operations. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

In 2012, 2013 and 2014, our VIEs and their respective subsidiaries contributed in aggregate approximately 37%, 44% and 54% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the VIEs and their respective subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our VIEs and their respective subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of our consolidated VIEs in China, namely Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai E-Cheng, Shanghai Fangjia and Shanghai Weihui. These individuals may have conflicts of interest with us. For example, Beijing Leju is 80% owned by Mr. Xudong Zhu, the head of our offline advertising operations, and 20% owned by Mr. Zuyu Ding, our co-president. Neither Mr. Zhu nor Mr. Ding have a significant equity stake in our company. Conflicts of interests between their dual roles as shareholders of Beijing Leju and as officers of our company may arise. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause Beijing Leju and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Beijing Leju and its subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between Mr. Zhu or Mr. Ding and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. In addition, each of Shanghai Yi Xin and Beijing Jiajujiu is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma, an employee of our company, each of Shanghai Kushuo and Shanghai E-Cheng is 50% owned Mr. Zuyu Ding and 50% owned by Mr. Weijie Ma, Shanghai Fangjia is 50% owned by Mr. Zuyu Ding and 50% owned by Ms. Yan Zhang, an employee of our company, and Shanghai Weihui is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Xi Yang, an employee of our company. These individual shareholders do not have a significant equity stake in our company, and they may potentially have similar conflicts of interests as described above. If we cannot resolve any conflicts of interest or disputes between us and the individual shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and as to the outcome of which there is substantial uncertainty.

Our ability to enforce the equity pledge agreements between us and the shareholders of any of our VIEs may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to our consolidated VIEs, the shareholders of the VIEs pledge their equity interest in the VIEs to our subsidiaries to secure their and the relevant VIEs’ performance of the obligations under the relevant contractual arrangements. The equity pledges under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of the consolidated VIEs or its shareholders fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in the relevant VIE in an auction or private sale and remit the proceeds to our PRC subsidiaries, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the relevant VIE. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach is to ask our PRC subsidiary that is a party to the exclusive call option agreement with the VIE’s shareholder, to designate another PRC person or entity to acquire the equity interest in the VIE and replace the existing shareholder pursuant to the exclusive call option agreement.

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiaries was stated as the pledgor’s portion of the registered capital of the VIE. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest constitute continuing security for any and all of the indebtedness, obligations and liabilities under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the VIEs. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the VIEs and their subsidiaries for the benefit of us or our PRC subsidiaries, although the VIEs grant our PRC subsidiaries options to purchase the assets of the VIEs and their equity interests in their subsidiaries under the exclusive call option agreement.

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities and a finding that we or any of our VIEs owe additional taxes could reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with our VIEs do not represent an arm’s-length price and adjust the taxable income of the VIEs or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs or their subsidiaries, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

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

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOC or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Risks Related to Our Corporate Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a “variable interest entity” structure in an industry category that is on the “negative list,” the “variable interest entity” structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold approximately 54.7% of our total voting power as of March 31, 2015. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a “variable interest entity” structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the real estate service industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as a market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing “variable interest entity” structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Restrictions on currency exchanges between RMB and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and VIEs in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments required by SAFE. However, we cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to make, obtain or amend any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries’ ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.

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

In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise be restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo, our then variable interest entity, and its shareholder, which provide us with substantial ability to control Tian Zhuo. After the transfer of 10% equity interests in Tian Zhuo from Mr. Xin Zhou to Mr. Xudong Zhu in July 2009, we entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders which continue to provide us with substantial ability to control Tian Zhuo. In October 2012, the shareholders of Tian Zhuo transferred all of their equity interests in Tian Zhuo to Shanghai Lerong Information Technology Co., Ltd., a subsidiary of Beijing Leju, so that Tian Zhuo became a wholly owned subsidiary of Beijing Leju, and the contractual arrangement with Tian Zhuo was accordingly terminated. In December 2013, Shanghai Lerong Information Technology Co., Ltd. transferred all of its equity interests in Tian Zhuo to Shanghai Kushuo, so that Tian Zhuo has become a wholly owned subsidiary of Shanghai Kushuo. We have also entered into contractual arrangements with each of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai E-Cheng, Shanghai Fangjia and Shanghai Weihui and their respective shareholders, which provide us with substantial ability to control each of these VIEs. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

E-House is a holding company, and it relies principally on dividends from its PRC subsidiaries to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and service any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to E-House. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to E-House could materially and adversely limit its ability to fund our business operations, make investments or acquisitions that could be beneficial to our businesses or pay dividends.

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation and the Ministry of Finance effective as of February 22, 2008, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also recognized as a qualified software enterprise in September 2008 and was further approved by the local tax authority in May 2010 and, thus, it is likewise eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Another majority-owned subsidiary Shanghai Fangxin Information Technology Co. Ltd., or Shanghai Fangxin, was recognized as a qualified software enterprise in February 2012 and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Furthermore, the PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the State” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or nonfinancial, as stipulated in the implementation rules, to enjoy a reduced 15% enterprise income tax rate. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Each of Shanghai CRIC and Shanghai SINA Leju was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2013 through 2014. In March, 2014, Shanghai CRIC was approved as a key software enterprise and is therefore subject to a 10% preferential income tax rate for the years from 2013 through 2014. In March 2015, Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2015 through 2016. Shanghai SINA Leju is still in the process of applying to receive a preferential treatment of 15% income tax rate for 2015. However, qualified software enterprise status and high and new technology enterprise status is subject to annual review. Shanghai SINA Leju, Shanghai CRIC and Shanghai Fangxin are in the process of completing the annual review for 2014. If Shanghai SINA Leju, Shanghai CRIC or Shanghai Fangxin fails to maintain software enterprise status in any annual review, or Shanghai CRIC and Shanghai SINA Leju fails to maintain its high and new enterprise status, their applicable enterprise income tax rate may increase to up to 25%, which could have a material and adverse effect on our financial condition and results of operations.

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

Since 2009, Shanghai CRIC has been granted certain governmental financial subsidies by the Zhabei District government in Shanghai. Local governments may decide to reduce or eliminate subsidies at any time. In addition, we cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries and consolidated VIEs. Furthermore, local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes. We are required under U.S. GAAP to accrue taxes for these contingencies. Any change in accounting requirements for reporting tax contingencies, any reduction or elimination of subsidies or any retroactive imposition of higher taxes could have an adverse effect on our results of operations.

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

We are a Cayman Islands company and a foreign person under PRC law. We currently mainly use E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd., or City Rehouse, and its subsidiaries to provide support for our real estate e-commerce business. Certain of the support services provided by City Rehouse and its subsidiaries may be regarded as real estate agency and brokerage services under PRC law.

Pursuant to the previous Foreign Investment Industrial Guidance Catalogue issued in 2011, foreign ownership of the real estate agency and brokerage business in China was subject to government approval. City Rehouse had not obtained approval from the competent local branch of the Ministry of Commerce in connection with the establishment of, or investment in, its subsidiaries with a registered business scope of real estate brokerage business, although each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and none of such subsidiaries has received any notice of warning or penalties from the competent authorities for lacking such approval.

The latest Foreign Investment Industrial Guidance Catalogue, which became effective on April 10, 2015, has loosened the restrictions on foreign ownership of the real estate agency and brokerage business in China by removing it from the restricted category for foreign investment. Under the new catalogue, City Rehouse no longer needs the approval of the Ministry of Commerce or its relevant local counterparts for the establishment of, or investment in any new PRC subsidiary with a registered business scope of real estate agency and brokerage services. However, we cannot assure you that the historical non-compliance of City Rehouse not obtaining the requisite government approval would not be found as a violation by relevant PRC government authorities, in which case the relevant subsidiaries would be subject to warnings, fines or even revocation of their licenses.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or immovable properties located in China owned by their non-PRC holding companies.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors who are non-PRC resident enterprises.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or SAT Bulletin 7, which replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such transaction arrangement lacks a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity interests in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. In respect of an indirect transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. If the underlying transfer relates to immovable properties located in China or to equity interests in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to preferential tax treatment under applicable tax treaties or similar arrangements, if any, and the party who is obligated to make payments for the transfer has a withholding obligation. Although SAT Bulletin 7 does not apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Bulletin 7 or previous rules under SAT Circular 698. We and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be taxed under SAT Bulletin 7.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations on the transferors and transferees, while our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC affiliates of the ‘‘big four’’ accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and PRC law.  Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents.  The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based accounting firms (including our independent registered public accounting firm).  A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms.  The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC.  On February 6, 2015, before SEC’s review had taken place, the firms reached a settlement with the SEC.  The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to PRC-based accounting firms’ audit documents via the CSRC. If they fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.  Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be highly volatile.

In 2014, the closing price of our ADSs on the New York Stock Exchange, or the NYSE, varied from a high of $14.66 to a low of $7.24. The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

•                  general economic or political conditions in China

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

Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2015, we had 148,254,830 ordinary shares issued, including the 5,928,517 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan, and 29,333,740 ordinary shares were held by SINA. Pursuant to an Investor Rights Agreement we entered into with SINA in August 2012, we agreed to provide SINA with certain registration rights in respect of our ordinary shares and ADSs owned by SINA, subject to certain limitations.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Investor Rights Agreement with SINA.” In addition, a total of 31,500,000 ordinary shares held by certain shareholders affiliated with our management are currently subject to a share charge for the benefit of a third-party lender which has entered into a margin loan facility with one of these shareholders. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We have agreed to register part or all of the shares subject to the share charge on a shelf registration statement under certain conditions and upon occurrence of certain circumstances, if ever. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. If part or all of the shares subject to the share charge are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

Our holding company is incorporated in the Cayman Islands. We conduct substantially all of our operations through our PRC subsidiaries. All of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would impose liabilities in original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

We will be classified as a “passive foreign investment company,” or “PFIC” for U.S. federal income tax purposes for any taxable year, if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

While we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable and future taxable years no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time, (which may be volatile). Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. In addition, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are treated as a PFIC for our current taxable year or any future taxable year, including the possibility of making a “mark-to-market” election.

See the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

ITEM 4.                        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We are a Cayman Islands incorporated holding company that conducts operations through our subsidiaries and consolidated VIEs. We commenced operations in 2000 through Shanghai Real Estate Sales (Group) Co., Limited, or E-House Shanghai, a limited liability company established in China, and its subsidiaries and affiliates. One of the initial investors of E-House Shanghai was our co-chairman and chief executive officer, Mr. Xin Zhou. In August 2004, we established our holding company, E-House, in the Cayman Islands as an exempted company with limited liability. After a series of transactions, E-House Shanghai became a wholly-owned subsidiary of E-House in April 2005 and E-House Holdings was owned by the same group of investors with the same ownership proportions as E-House Shanghai prior to these transactions.

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

On October 16, 2009, our subsidiary CRIC listed its ADSs, each representing one ordinary share of CRIC, on the NASDAQ Global Select Market in connection with an initial public offering. CRIC issued a total of 20,700,000 ADSs at a public offering price of $12.00 per ADS in connection with its initial public offering. Concurrent with completion of the initial public offering, CRIC also acquired SINA’s real estate and home furnishing online business. Following these transactions, we remained the majority shareholder of CRIC, holding 50.04% of CRIC’s total outstanding shares at the time, and SINA became CRIC’s second largest shareholder holding 33.35% of CRIC’s total outstanding shares at the time.

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

In December 2013 we issued $135,000,000 principal amount of 2.75% convertible senior notes due 2018. The notes bear interest at a rate of 2.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes will mature on December 15, 2018. The notes are convertible into ADSs, at the option of the holders, in integral multiples of $1,000 principal amount and at any time prior to the close of business on the second business day immediately preceding the maturity date.

In March 2014, we entered into a share purchase and subscription agreement with Leju and Tencent, pursuant to which Tencent acquired from us 19,201,800 of Leju’s ordinary shares, or 15% of its total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju’s shares that were granted and outstanding at the time for $180 million in cash. On April 17, 2014, Leju listed its American depositary shares, each representing one ordinary share of Leju (the “Leju ADSs”), on the NYSE in connection with an initial public offering. Leju issued a total of 11,500,000 ordinary shares of Leju, represented by 11,500,000 Leju ADSs, at $10.00 per Leju ADS in connection with its initial public offering, and an additional 2,029,420 Leju ordinary shares to Tencent in a private placement concurrent with Leju’s initial public offering at $10.00 per Leju share. Following these transactions, we remained the majority shareholder of Leju, holding 75.5% of Leju’s total outstanding shares, and Tencent became Leju’s second largest shareholder holding 15.9% of Leju’s total outstanding shares, in each case as of April 30, 2014.

We were approved by our board of directors in December 2014 and completed on January 15, 2015 a partial spin-off of Leju by distributing to E-House shareholders or ADS holders in the form of a dividend of 0.05 ordinary shares, par value $0.001, of Leju, for each of our ordinary shares outstanding as of December 3, 2014, or 0.05 ADSs of Leju, for each of our ADSs outstanding as of December 3, 2014. We distributed a total of 7,103,280 ordinary shares of Leju to holders of our ordinary shares in this manner, which include a total of 3,877,658 ordinary shares of Leju in the form of 3,877,658 ADSs of Leju to our ADS holders through our depositary bank. Following the completion of the partial spin-off, we owned 93,694,920 ordinary shares of Leju, representing approximately 70% of Leju’s total outstanding ordinary shares.

In April 2015, we reached an agreement with Jupai, a leading third-party wealth management service provider in China, regarding the proposed transfer to Jupai of our real estate investment fund management business unit focusing on the design and management of real estate or related investment projects and funds. Our real estate investment fund management business is currently operated by Scepter and its subsidiaries and consolidated entities. We indirectly own 51% of Scepter, while an entity majority owned by Mr. Xin Zhou, our chief executive officer and co-chairman, owns the remaining 49%. Pursuant to the agreement, we and the entity majority-owned by Mr. Zhou will transfer all of the equity interests in Scepter in exchange for Jupai’s issuance of, on a pro rata basis, an aggregate number of Jupai’s ordinary shares equal to 20% of Jupai’s total post-issuance equity interest on a fully diluted basis (without giving effect to shares issued in the proposed initial public offering of Jupai), conditional upon, among other things, the completion of a proposed initial public offering of Jupai. Immediately upon the closing of the transaction and the proposed initial public offering of Jupai, we will become the largest shareholder of Jupai with an approximately 37% equity interest in Jupai (without giving effect to the shares issued in the proposed initial public offering).

Our principal executive offices are located at Qiushi Building, 11/F, 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China. Our telephone number at this address is +86 21 6133-0808. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 60 branch offices in mainland China, and a branch office in each of Hong Kong and Macau. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide real estate online services (including e-commerce, online advertising and listing services), real estate brokerage services (including primary real estate agency services and secondary real estate brokerage services), real estate information and consulting services, community value-added services and other services (including real estate advertising services, real estate promotional event services, real estate investment fund management services and real estate financial services). Our clients mainly include leading domestic and international real estate developers, as well as individual consumers. The geographic network of our services covers 259 cities across China.

Our revenues increased 24% to $904.5 million for the year ended December 31, 2014 from $731.1 million for the year ended December 31, 2013. Starting in 2010, the PRC government adopted a series of restrictive policies for the real estate industry in China, which has had a material and adverse effect on the overall real estate market in China and hence our business operations. We had net income attributable to E-House shareholders of $36.2 million in 2010, and a net loss attributable to E-House shareholders of $270.4 million and $57.0 million in 2011 and 2012, respectively. In 2013 and 2014, we had net income attributable to E-House shareholders of $52.0 million and $40.0 million, respectively. We derive substantially all of our revenues from our operations in China.

Our Services

We provide the following types of services:

•                  real estate online services (including e-commerce, online advertising and listing services),

•                  real estate brokerage services (including primary real estate agency services and secondary real estate brokerage services),

•                  real estate information and consulting services,

•                  community value-added services, and

•                  other services, which include real estate advertising services, real estate promotional event services, real estate investment fund management and real estate financial services.

We may continue to offer new complementary real estate services to capture market trends and to serve the evolving needs of our clients.

Real Estate Online Services

We provide online-to-offline, or “O2O”, real estate services through our majority-owned subsidiary, Leju, in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 250 cities and various mobile apps. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA Corporation, or SINA, and Baidu Inc., or Baidu. Real estate online services accounted for 37%, 46% and 55% of our total revenues in 2012, 2013 and 2014, respectively.

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

	Three months ended March 31, 2014	Three months ended June 30, 2014	Three months ended September 30, 2014	Three months ended December 31, 2014
Number of discount coupons issued to prospective purchasers (number of transactions)	48,440	89,524	85,843	99,688
Number of discount coupons redeemed (number of transactions)(1)	33,872	49,724	59,811	76,150

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

In March 2014, we entered into a strategic cooperation agreement with an affiliate of Tencent Holding Limited, or Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent’s social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, ‘‘QQ’’ and ‘‘mobile QQ;’’ the social media service, ‘‘Tencent Weibo;’’ the social networking service, ‘‘Qzone;’’ and/or certain other Tencent wholly-owned internet properties in China.

Real Estate Brokerage Services

Our real estate brokerage services consist of mostly primary real estate agency services, supplemented by secondary real estate brokerage services in a few cities.

Primary Real Estate Agency Services. Our principal business has traditionally been providing primary real estate agency services to real estate developers. Primary real estate agency services accounted for 42%, 37% and 30% of our total revenues in 2012, 2013 and 2014, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
Total GFA of new properties sold (thousands of square meters)	17,043	21,504	21,752
Total value of new properties sold (millions of RMB)	139,085	196,509	195,410

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

In 2014, we provided primary real estate agency services for 1,015 projects in 150 cities in China. We have significantly expanded our primary real estate agency services by forming strategic alliances with leading real estate developers such as Evergrande. These strategic alliances provide us with a substantial increase in both GFA immediately available for sale as well as a project pipeline for future sales. They also help us expand into new cities and regions. We plan to continue to form strategic alliances with leading real estate developers. In the fourth quarter of 2014, we incorporated internet tools and mobile apps to our traditional brokerage services to improve our capabilities in customer origination.

Secondary Real Estate Brokerage Services. We provide secondary real estate brokerage services in 4 cities, including brokerage services for both sales and rentals. Secondary real estate brokerage services accounted for 3%, 2% and 1% of our total revenues in 2012, 2013 and 2014, respectively. As of December 31, 2014, we had a total of 41 stores, including 17 in Shanghai, 20 in Hangzhou, 3 in Hong Kong and 1 in Macau. We closed a total of 12 stores in 2014 in order to reduce costs and optimize our store network.

Our secondary real estate brokerage services include offering advisory services on choices of properties, accompanying potential buyers on property viewing trips, drafting purchase contracts, negotiating price and other terms, providing preliminary proof of title, and coordinating with the notary, the bank and the title transfer agency.

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

Real Estate Information and Consulting Services

Our real estate information and consulting services are tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs. Leveraging our strength in real estate data, we also started offering home price index service in 2013 and online home price estimates and rating services in 2014. Real estate information and consulting services accounted for 12%, 11% and 9% of our total revenues in 2012, 2013 and 2014, respectively.

Real Estate Information Services. We provide two levels of real estate information services relying upon our CRIC system: (1) data subscription services, in which we market and sell, on a subscription basis, the use of our CRIC system; and (2) data integration services, which provide periodic research reports and analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system. The data subscription services allow clients to subscribe for a single or a combination of our CRIC database products, including information on various real estate markets, residential and/or commercial projects, land transactions, project construction materials, and information on companies within the real estate industry.

In 2013, we initiated CRIC Home Price series, also referred to as our China Real Estate Price System, or CRPS. The CRIC Home Price series includes a primary home price index for 288 cities in China, a secondary home price index for 60 cities, estimated home prices for existing homes and recommended pricings for newly built homes.

In July 2014, we officially launched the CRIC home price ratings website www.fangjiadp.com and its related mobile app (together, “Fangjiadp”). The website and app covered more than 5,000 new residential developments in 26 cities, as well as more than 30,000 existing residential compounds in 12 cities in China as of March 31, 2015. Fangjiadp provides independent home price estimates, qualitative reviews, and ratings for primary and secondary market residential compounds. By entering an address (down to each individual apartment unit level) or compound name, consumers can instantly obtain the estimated market value of both new and previously-owned properties, as well as CRIC’s expert opinions on other aspects of the properties. Properties are rated as “strongly recommended buy,” “recommended buy,” “buy with caution” or “recommend waiting.” Once a consumer locates a property of interest, Fangjiadp will also list four similar properties in the area that are in the same price range so that consumers can compare estimated values and other aspects of the properties. Fangjiadp’s unique user interface allows consumers to conduct one-on-one conversations with CRIC’s home price analysts.

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

Community Value-added Services

We started our mobile community value-added services, through the launch of “Shi Hui” app, in July 2014. Shi Hui, which translates to “value,” is jointly established by us, SINA, Focus Media Holding Limited, the operator of China’s largest lifestyle targeted interactive digital media network, and Shentong Express Co., Ltd, a logistics company whose network covers major cities and towns in China. As of December 31, 2014, we owned 55% of Shanghai Weidian which owns and operates Shi Hui.

Users download Shi Hui and select their residential compounds, office buildings and/or schools and can win promotional products and free services from a variety of merchants and service providers on a daily basis, find nearby restaurants, stores and other service providers, and participate in chat groups with people in the same communities.

Shi Hui was initially launched in Shanghai and Beijing. In early 2015, Shi Hui was expanded to an additional eight cities in China. As of March 31, 2015, the Shi Hui app had more than 3.8 million registered users, more than 400,000 of which are daily active users. In addition, retailers and service providers provided to Shi Hui users free offers and discounts worth a total value of approximately RMB4.8 billion (US$0.8 billion).

Other Services

Our other services include real estate advertising services, real estate promotional event services, real estate investment fund management and real estate financial services.

Real Estate Advertising Services. We began providing real estate advertising sales services in 2009 by making wholesale purchases of advertising space in print and other media and reselling them to our developer clients.

Real Estate Promotional Event Services. We began offering promotional event services to our various clients in 2010. Our promotional event services include securing venues, hiring caterers and various other service providers, formulating event themes and inviting speakers and guests for real estate promotional events.

Real Estate Investment Fund Management. We believe our knowledge and expertise in the PRC real estate industry, including our proprietary CRIC database and research capabilities, and our nationwide network, offer us a unique competitive advantage in identifying attractive investment opportunities and executing successful transactions. We have formed a few funds, including E-House China Real Estate Investment Fund I, E-House Shengyuan Equity Investment Center, E-House Shengquan Equity Investment Center, Shanghai Shouxin Equity Investment Center, Shanghai Muxin Equity Investment Center, Suzhou Hehui Xuyuechang Equity Investment Center, Suzhou Hehui Xuyuerong Equity Investment Center and Suzhou Hehui Xuyuezhen Equity Investment Center, which seek to invest in China’s real estate sector, and Shanghai Wuling Investment Center for the purpose of making equity investments in suitable industries. For each of these funds, we, through our 51% owned subsidiary, act as the fund’s general partner. The general partner receives annual management fees and carried interest. The general partner is entitled to carried interest from the fund in the event that the investors in the fund achieve cumulative investment returns in excess of a specified amount at the end of the contract year. See “Item 7.B. Major Shareholders and Related Party Transactions—Related party Transactions—Real Estate Investment Fund Management.”

In April 2015, we reached an agreement with Jupai, a leading third-party wealth management service provider in China, regarding the proposed transfer to Jupai of our real estate investment fund management business unit in exchange for Jupai’s ordinary shares. This transaction is conditional upon, among other things, the completion of a proposed initial public offering of Jupai. Immediately upon the closing of the transaction and the proposed initial public offering, we will become the largest shareholder of Jupai with an approximately 37% equity interest in Jupai (without giving effect to the shares issued in the proposed initial public offering).

Real Estate Financial Services. We launched our real estate financial services P2P platform, “Fang Jin Suo”, and its associated website, www.fangjs.com, in July 2014. Fang Jin Suo, which translates to “Source of Real Estate Funds” and was jointly founded by us, SINA and Sequoia Capital, is a platform that links qualified home buyers with borrowing needs to potential investors. Since its launch, Fang Jin Suo has offered investors a variety of real estate-related investment products with attractive returns while providing qualified home buyers with additional liquidity to facilitate real estate transactions. As of March 31, 2015, a total of RMB 310 million (US$50.0 million) flows through Fang Jin Suo. We held a 56% ownership in Fang Jin Suo as of December 31, 2014.

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

Social Media. We have official E-House, CRIC and Leju social media accounts through Tencent’s Weixin and Weibo.

E-House and Leju Membership Clubs. We created the E-House Membership Club and Leju Membership Club to attract real estate buyers. As of December 31, 2014, we had approximately 110 million members located in 340 cities from both our online and offline services. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.

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

•                  In the real estate online business market, our primary competitor at the national level is SouFun Holdings Limited, or SouFun. Other competitors at the national level include Sohu.com Inc.’s real estate vertical channel, focus.cn. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services. We have various regional competitors, such as house365.com in the Nanjing market, and we compete with various providers in the market for online paid property listings, including 58.com, which recently acquired Anjuke Inc.

•                  In the primary real estate agency services market, our main competitors include World Union Real Estate Consultancy (China) Ltd., Hopefluent Group Holdings Limited, Centaline Group, SYSWIN Inc., Fangdd and B.A. Consulting Company, all of which operate in multiple cities in China. In addition, we compete with local primary real estate agency services providers in each geographic market where we have a presence.

•                  In the secondary real estate brokerage services market, we compete with established international and domestic real estate brokerage firms, including IFM Investments Limited (operator of the Century 21 brokerage network), Centaline Group, Coldwell Banker, Shanghai House Exchange Co., Ltd., and 5i5j Real Estate Co. Ltd.

•                  In the real estate information and consulting service market, we compete with other leading international and domestic real estate services companies which provide real estate consulting services, including DTZ International, Jones Lang LaSalle, CB Richard Ellis, Savills PLC and World Union Real Estate Consultancy (China) Ltd.

Competition in the real estate services industry is primarily based on the ability to attract consumers to our websites and mobile apps, brand recognition, quality and breadth of services and overall client experience. We believe that among both real estate developers and individual real estate buyers in China our well-known “E-House” brand is associated with a leading integrated real estate services company that provides consistent high-quality services and our ‘‘Leju’’ brand is associated with a leading real estate O2O platform in China. In addition, through our strategic partnerships with Tencent and SINA, we are uniquely positioned to reach millions of consumers through our Weixin and Weibo public accounts. While some of our competitors may have more financial and other resources than we do, we believe that the CRIC system, our research capability, our knowledge and experience, our execution capability and our integration of online to offline services distinguish us from our competitors and allow us to respond more promptly to market changes.

Employees and Training

We had 15,088 and 18,927 employees as of December 31, 2012 and 2013 respectively. As of December 31, 2014, we had 23,129 employees, including 3,523 in our corporate offices, 5,246 research staff and 14,360 sales staff. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

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

Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 26,973 square meters of corporate office space. As of December 31, 2014, our offices in 62 cities occupy an aggregate of 112,995 square meters of leased space. We consider our corporate office space adequate for our current and future operations.

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

Regulation of Real Estate Agency Companies and Agents

Pursuant to the Regulatory Measures on the Sale of Commercial Houses promulgated by the Ministry of Construction, a real estate developer may entrust a real estate service organization as a broker to pre-sell or sell primary residential housing. The regulatory measures provide that the real estate broker must not make any false statements regarding a property to clients and must present clients with relevant title certificates or sale permits of the properties and the related letter of authorization. Thus, according to these regulatory measures, we are not permitted to (i) act as agents to sell primary residential housing for which requisite certificates, permits or authorization letters have not been obtained, (ii) provide false statements on the conditions of any property in any advertisement, or (iii) violate any PRC advertisement law.

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

Pursuant to the Measures on Management of Brokers, “brokers” are defined as include individuals, legal persons and other entities that act as intermediary broker or agent in transactions for the purpose of obtaining commissions. The local offices of the State Administration for Industry and Commerce are the administrative bodies for brokers, responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. Within 20 days after a brokerage company employs or dismisses any broker, it must file the broker’s information and the related contracts with the local offices of the State Administration for Industry and Commerce. Thus, according to these measures, before we or our individual brokers are allowed to engage in any brokerage services, we or our individual brokers, respectively, are required to obtain the required qualification licenses from the State Administration for Industry and Commerce. In addition, no brokerage company or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of noncompliance, the local offices of the State Administration for Industry and Commerce can issue warnings or impose fines up to RMB30,000 (US$4,835).

The Measures for Administration on Real Estate Brokerage govern the activities of real estate brokerages and real estate brokerage personnel in providing intermediary, agency and related services and charging commissions thereon. A real estate brokerage company and its branches must have sufficient qualified real estate brokers who have obtained real estate broker licenses.

A real estate brokerage company must enter into written agreements with its clients in respect of its brokerage services whereby the commission fee rate must be expressly specified. If a real estate brokerage company provides other services, such as loan agency and real estate registration agency, to a client, a separate written agreement must be entered into with the client. If a real estate brokerage company is entrusted to receive or pay the transaction price on behalf of any of its clients, the funds received or to be paid must be deposited in a special account established by the real estate brokerage company. If a real estate brokerage company is in violation of the Measures for Administration on Real Estate Brokerage, it may be subject to an order of rectification, an order to cease provision of services, and/or an order confiscating illegal income generated therefrom, and a fine up to RMB30,000 (US$4,835).

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

Local governments in different municipalities or cities may have detailed regulations governing the qualification and establishment of real estate brokerage companies and real estate brokerage activities. For example, in Shanghai, a real estate brokerage company must have a registered capital of at least RMB100,000 (US$16,117) and employ at least five licensed real estate brokers. Real estate brokerage companies or their branches must file with the real estate authorities and obtain a certificate of record which is valid for two years. Individual licensed brokers are subject to examination every two years before they can have their licenses renewed. Given the large size and scope of real estate sale transactions, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance are significant. If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, sanctions or liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

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

Foreign Investments in the Real Estate Consulting Business and Real Estate Brokerage Business

The previous Foreign Investment Industrial Guidance Catalogue issued in 2011 classified the real estate agency and brokerage services within the restricted category for foreign investment. Accordingly, a wholly foreign-owned enterprise in China was required to obtain approval from the Ministry of Commerce or its local counterpart in order to establish or invest in any subsidiary to engage real estate agency and brokerage services. The National Development and Reform Commission and the Ministry of Commerce issued a new Foreign Investment Industrial Guidance Catalogue, which became effective on April 10, 2015. The new Foreign Investment Industrial Guidance Catalogue removed the real estate agency and brokerage services from the restricted category. Accordingly, the establishment of or the investment in a subsidiary to engage in real estate agency and brokerage services is no longer subject to the approval of the Ministry of Commerce or its local counterparts.

We currently mainly use City Rehouse and its subsidiaries to provide support for our real estate e-commerce business. City Rehouse had not obtained approval from the competent local branch of the Ministry of Commerce in connection with the establishment of, or investment in, its subsidiaries with a registered business scope of real estate brokerage business, although each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and none of such subsidiaries has received any notice of warning or penalties from the competent authorities for lacking such approval. Even though the new catalogue became effective in April 2015, the historical non-compliance of City Rehouse not obtaining the requisite government approval could still be found as a violation by relevant PRC government authorities, and the relevant subsidiaries could be subject to warnings, fines or even revocation of their licenses.

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

Most of our consolidated VIEs operating business segments involving internet information services has obtained and maintains an ICP license, and Shanghai Fangjia is in the process of applying for ICP license.

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

We maintain contractual arrangements with our VIEs which operate business segments involving internet information services by themselves or through their subsidiaries. Shanghai SINA Leju, Shanghai Yi Yue, Beijing Maiteng, Shanghai Yifang, Shanghai CRIC and Shanghai Weidian, each a majority-owned subsidiary of us, have entered into a series of contractual arrangements with Beijing Leju and its shareholders, Shanghai Yi Xin and its shareholders, Beijing Jiajujiu and its shareholders, Shanghai Kushuo and its shareholders, Shanghai Fangjia and its shareholders, and Shanghai Weihui and its shareholders, respectively. Under these contractual arrangements:

•                  we are able to direct the activities that most significantly affect the economic performance of the VIEs and their subsidiaries;

•                  a substantial portion of the economic benefits of the VIEs and their subsidiaries are transferred to us; and

•                  we, through our majority-owned subsidiaries, have an exclusive option to purchase all of the equity interests in these VIEs to the extent permitted by PRC law, or request any existing shareholder of them to transfer all or part of its equity interest in the relevant VIE to another PRC person or entity designated by us at any time in our discretion.

See “Item 4. Information on the Company—C. Organizational Structure,”“Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

In the opinion of Fangda Partners, our PRC legal counsel, each of the agreements relating to the relevant VIEs that establish the structure for operating our business segments involving internet information services, in each case governed by PRC law, is valid, binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and do not violate PRC laws or regulations currently in effect.

However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of the current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the Ministry of Industry and Information Technology, which regulates internet information services companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC business segments involving internet information services do not comply with PRC government restrictions on foreign investment in the internet information services industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services and internet information services in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information services industry, we could be subject to severe penalties.” and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business In China - Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Pursuant to applicable PRC laws and regulations, the pledges of the equity interests in the VIEs by their shareholders under their respective equity pledge agreements must be registered with the relevant government authorities before such equity pledges can be enforceable under PRC law. The registration of the pledge of the equity interest in the VIEs has been completed.

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

The relevant VIEs or their relevant subsidiaries do not have internet publication licenses or internet and network transmission video and audio program licenses. For content which we believe is subject to the requirements of these licenses, such content is hosted by SINA and Baidu through our contractual arrangement with them. In the case that they do not possess the necessary licenses and permits, our content hosted by them is subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that the government would not require us to obtain these licenses separately for operation of our business even if the underlying hosting of the relevant content is provided by a qualified third party. “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

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

Since we have not been involved in an advertising business outside of China for the required number of years, our domestic PRC operating subsidiaries are ineligible to apply for the required advertising services licenses in China. We maintain contractual arrangements with our VIEs which operate our real estate advertising business and real estate online advertising services by themselves or through their wholly owned subsidiaries. Shanghai SINA Leju, our majority-owned subsidiary, has entered into a series of contractual arrangements with Beijing Leju and its shareholders. Shanghai Yifang, our PRC subsidiary, has entered into a series of contractual arrangements with Shanghai Kushuo and its shareholders. Under these contractual arrangements:

•                  we are able to direct the activities that most significantly affect the economic performance of the VIEs and their subsidiaries;

•                  a substantial portion of the economic benefits of the VIEs and their subsidiaries are transferred to us; and

•                  we, through our PRC subsidiaries, have an exclusive option to purchase all of the equity interests in the VIEs to the extent permitted by PRC law, or request any existing shareholder of them to transfer all or part of its equity interest in the relevant VIE to another PRC person or entity designated by us at any time in our discretion

See “Item 4. Information on the Company—C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

In the opinion of Fangda Partners, our PRC legal counsel, each of the agreements relating to the relevant VIEs establishing the structure for operating our PRC advertising business, in each case governed by PRC law, is valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of the current or future applicable PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the State Administration for Industry and Commerce (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services and internet information services in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information services industry, we could be subject to severe penalties.” and “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business In China - Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Pursuant to applicable PRC laws and regulations, the pledges of the equity interests in the VIEs by its shareholders under their equity pledge agreement must be registered with the relevant government authorities before such equity pledges can be enforceable under PRC law. The registration of the pledges of the equity interests in the VIEs has been completed.

Advertising Activities

The State Administration for Industry and Commerce is responsible for regulating advertising activities in China. The applicable regulations stipulate that companies that engage in advertising activities must obtain from State Administration for Industry and Commerce or its local branches a business license which specifically includes operating an advertising business within its business scope. As to placing advertisements on the internet, certain local administrations for industry and commerce may require such companies to apply for a license which includes within its business scope placing online advertisements on the internet. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. Each of the VIEs and its subsidiaries that operate advertising business has obtained and maintains a business license with advertising business in its business scope to provide its current advertising services.

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

Operational Matters of the Advertising Business

Under the PRC Advertising Law, entities engaged in the advertising business must establish and maintain registration, review and filing systems. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the State Administration for Industry and Commerce for records. Under the Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Administration for Industry and Commerce, as amended, the advertising agent fee may not be more than 15% of the advertising fees. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before an advertising service provider can deliver or place its advertisements. Based on our communications with the relevant local counterpart of the PRC Commodity Price Administration and the State Administration for Industry and Commerce, the relevant local government authorities have not yet established a filing procedure to review the advertising fees. If the relevant local government authorities begin to accept filings by companies engaging in an advertising business in the future, the VIEs and its subsidiaries that operate advertising business will make the necessary filings with the relevant authorities.

Regulations on Private Equity Investment Products

In China, Renminbi-denominated private equity funds are typically formed as limited liability companies or partnerships, the establishment and operation of which is subject to the PRC company laws or partnership laws. The PRC Partnership Enterprise Law was revised in August 2006 to (i) make legal person and other organizations as eligible partners in partnerships, in addition to individuals; and (ii) add limited partnerships as a new form of partnership. CSRC is in charge of the supervision and regulation of private funds, including, but not limited to, private equity funds, private securities investment funds, venture capital funds and other forms of private funds. CSRC has authorized the Asset Management Association of China, or AMAC, to supervise the registration of private fund managers, the filing of private funds, and the self-regulation of private funds. Accordingly, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), which became effective in February 2014, setting forth the procedures and requirements for the registration of private fund managers and filing of private funds. In August 2014, CSRC promulgated the Interim Provisions for the Supervision and Management of Private Equity Funds, which further clarified the self-regulatory requirements for private funds. Local governments in certain cities, such as Beijing, Shanghai and Tianjin, have promulgated local administrative rules to encourage and regulate the development of private equity investment. These local rules typically provide preferential treatment to private equity funds registered in the cities or districts upon meeting the specified requirements. Such local administrative rules may be changed or preempted by regulations issued by the CSRC. We have completed the registration of private fund manager and the filing of private funds under our management with the AMAC for our subsidiaries acting as private fund managers, including Shanghai Yidezhen Equity Investment Center, Shanghai Yidezeng Equity Investment Center, Shanghai Yidexin Equity Investment Management Co., Ltd., and Shanghai Yidezhao Equity Investment Center.

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

We have successfully registered certain trademarks, such as ““,”“,”“,”CRIC”, “ “,”Leju”, and ““ in China. We are currently waiting for registration results from the Trademark Office with respect to the rest of the trademarks we have applied to register. There is no assurance that we will be able to register such trademarks, or register them with the scope we seek.

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

Regulations on Foreign Exchange Registration of Offshore Investments by PRC Residents

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

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

Regulations on Dividend Distribution

Under applicable PRC regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Additionally, a wholly foreign-owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds until the cumulative amount of such funds reaches 50% of its registered capital. For each of our PRC subsidiaries that has achieved profit under the PRC accounting standards, it has set aside at least 10% of its after-tax profits to meet the statutory reserve requirements. A wholly foreign-owned enterprise may, at its discretion, allocate a portion of its after-tax profits calculated based on the PRC accounting standards to staff welfare and bonus funds. None of our PRC subsidiaries has set aside its after-tax profits, if any, to fund these discretionary staff welfare and bonus funds. We have not implemented any policy or plan for our PRC subsidiaries to maintain discretionary staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes. These requirements apply to each of our PRC subsidiaries that are wholly foreign-owned enterprises. No dividends have been paid by any of our PRC subsidiaries that are wholly foreign-owned enterprises. If any of our PRC subsidiaries distribute dividends in the future, these requirements will apply to each of our PRC subsidiaries that are wholly foreign-owned enterprises.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and VIEs as of the date hereof.

E-House (China) Holdings Limited (Cayman Islands)
100%
E-House Real Estate Ltd. (BVI)
Leju Holdings Limited (Cayman Islands)
China Real Estate Information Corporation (Cayman Islands)
E-House Financial Holdings Ltd. (BVI)
Branco Overseas Ltd (BVI)
E-House China (Beijing) Holdings Ltd. (BVI)
85%
E-House & Cityrehouse Real Estate Development Limited (BVI)
E-House China (Tianjin) Holdings Ltd. (BVI)
E-House Property Consultancy Ltd. (BVI)
E-House International Property Consultancy Ltd (HK)
China E-Real Estate Holdings Ltd. (BVI)
China E-Real Estate Group Ltd. (HK)
China Online Housing Technology Corporation (Cayman Islands)
China Online Housing (Hong Kong) Co., Limited (Hong Kong)
84%
Omnigold Holdings Ltd (BVI)
China Commercial Real Estate Group Ltd. (BVI)
China Real Estate Business Group Ltd. (HK)
CRIC (China) Information Technology Co., Ltd., (BVI)
Status Company Ltd. (BVI)
Status Holdings Ltd. (HK)
E-House (China) Capital Investment Management Ltd. (BVI)
51%
Scepter Pacific Limited (BVI)
Scepter Holdings Limited (HK)
Shanghai City Rehouse Real Estate Agency Ltd.
Shanghai Real Estate Sales (Group) Co., Ltd.
E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd.
Shanghai Yi Yue Information Technology Co., Ltd
Shanghai SINA Leju Information Technology Co., Ltd
Beijing Maiteng Fengshun Science and Technology Co., Ltd
Shanghai CRIC Information Technology Co., Ltd.
Shanghai Yifang Software Co., Ltd.
Baoyi Investment Consultant (Shanghai) Co., Ltd
49 Subsidiaries
26 Subsidiaries
Shanghai Yi Xin E-Commerce Co., Ltd
Beijing Yisheng Leju Information Services Co., Ltd
55 Subsidiaries
Beijing Jiajujiu E-Commerce Co., Ltd
Shanghai Dehu PR Consulting Co., Ltd.
Shanghai Fangjia Information Technology Co., Ltd.
55%
Shanghai Weidian Information Technology Co., Ltd..
Shanghai Weihui Business Information Consulting Co., Ltd..
17 Subsidiaries
Shanghai Kushuo Information Technology Co., Ltd.
56%
Shanghai Xinju Financial Information Service Co., Ltd.
Shanghai E-Cheng Asset Management Co. Ltd..
5 Subsidiaries
Equity
Contractual Arrangements

(1)         Beijing Leju is a VIE established in China in 2008 and is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Zuyu Ding. We effectively control Beijing Leju through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

(2)         Shanghai Yi Xin is a VIE established in China in 2011 and is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. We effectively control Shanghai Yi Xin through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

(3)         Beijing Jiajujiu is a VIE established in China in 2012 and is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. We effectively control Beijing Jiajujiu through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

(4)         Shanghai Kushuo is a VIE established in China in 2013 and is 50% owned by Mr. Zuyu Ding and 50% owned by Mr. Weijie Ma. We effectively control Shanghai Kushuo through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

(5)         Shanghai E-Cheng is a VIE established in China in 2014 and is 50% owned by Mr. Zuyu Ding and 50% owned by Mr. Weijie Ma. We effectively control Shanghai E-Cheng through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

(6)         Shanghai Fangjia is a VIE established in China in 2014 and is 50% owned by Mr. Zuyu Ding and 50% owned by Ms. Yan Zhang. We effectively control Shanghai Fangjia through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

(7)         Shanghai Weihui is a VIE established in China in 2014 and is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Xi Yang. We effectively control Shanghai Weihui through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

D.                                    Property, Plants and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 26,973 square meters of corporate office space. As of December 31, 2014, our offices in 62 cities occupy an aggregate of 112,995 square meters of leased space.

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

A.                                    Operating Results

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide real estate online services (including e-commerce, online advertising and listing services), real estate brokerage services (including primary real estate agency services and secondary real estate brokerage services), real estate information and consulting services, community value-added services and other services (including real estate advertising services, real estate promotional event services, real estate investment fund management services and real estate financial services).Our clients mainly include leading domestic and international real estate developers, as well as individual customers. The geographic network of our services covers 259 cities across China.

Our revenues increased 24% to $904.5 million for the year ended December 31, 2014 from $731.1 million for the year ended December 31, 2013. Starting in 2010, the PRC government adopted a series of restrictive policies for the real estate industry in China, which has had a material and adverse effect on the overall real estate market in China and hence our business operations. We had net income attributable to E-House shareholders of $36.2 million in 2010, and a net loss attributable to E-House shareholders of $270.4 million and $57.0 million in 2011 and 2012, respectively. In 2013 and 2014, we had net income attributable to E-House shareholders of $52.0 million and $40.0 million, respectively. We derive substantially all of our revenues from our operations in China.

Factors Affecting Our Results of Operations

Our results of operations are subject to general conditions typically affecting the real estate services industry, including changes in governmental policies and laws affecting real estate and real estate financing, uneven economic growth and development across different regions of China, supply of and demand for housing and other types of real estate in local markets, entry barriers and competition from other real estate services companies and increases in operating costs and expenses due to inflation and other factors. Our results of operations are also affected by the development of China’s internet industry, our ability to innovate and market acceptance of our products and services, our ability to maintain and expand our online platform and our ability to expand into new services and geographic areas in China. Unfavorable changes in any of these general conditions could negatively affect our results of operations. Our results of operations are more directly affected, however, by company-specific factors, including our revenue growth and ability to effectively manage our operating costs and expenses.

Revenues. We currently derive our revenues from the following sources: (1) real estate online services, (2) real estate brokerage services which consist of primary real estate agency services and secondary real estate brokerage services, (3) real estate information and consulting services, (4) real estate promotional event and advertising services, and (5) real estate fund management services. Real estate financial services and community value-added services were newly launched in 2014. We generated no revenue but incurred expenses with community value-added services in 2014. Real estate financial services had no material revenue or substantive expenses and have been classified as part of “other services”. In 2012, 2013 and 2014, real estate advertising service and promotional event services and real estate fund management did not generate a significant percentage of revenues and, accordingly, have been consolidated and also classified as “other services.” Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by our business lines, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For The Years Ended December 31,
	2012		2013		2014
	$	%	$	%	$	%
Revenues:
Real estate online services	169,756	37%	335,411	46%	495,863	55%
Real estate brokerage services	208,284	45%	280,777	38%	283,368	31%
Real estate information and consulting services	54,518	12%	76,683	11%	82,679	9%
Community value-added services	N/A	N/A	N/A	N/A	—	—
Other services	29,881	6%	38,208	5%	42,589	5%
Total revenues	462,439	100%	731,079	100%	904,499	100%

Real Estate Online Services. Revenues from our real estate online services constituted a significant portion of our total revenues. Our online business is operated through our majority-owned subsidiary, Leju, and currently generates revenues principally from, e-commerce, online advertising and listing services.

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

We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients upon the completion of the entire project or a phase of a project based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows. As of December 31, 2014, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $415.2 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.

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

•                  commission rates

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

Leveraging the strength of our real estate data, we officially launched the CRIC home price ratings website www.fangjiadp.com and its related mobile app (together, “Fangjiadp”) in July 2014. The website and app covered more than 5,000 new residential developments in 26 cities, as well as more than 30,000 existing residential compounds in 12 cities in China as of March 31, 2015. Fangjiadp provides independent home price estimates, qualitative reviews, and ratings for primary and secondary market residential compounds. By entering an address (down to each individual apartment unit level) or compound name, consumers can instantly obtain the estimated market value of both new and previously-owned properties, as well as CRIC’s expert opinions on other aspects of the properties. We have not started generating revenues from the CRIC home price ratings website and app.

Community value-added services. We started our community value-added services, through the launch of “Shi Hui” app, in July 2014. Users download Shi Hui and select their residential compounds, office buildings and/or schools and can win promotional products and free services provided by a variety of merchants and service providers on a daily basis. Users can also locate nearby restaurants, stores and other service providers, and participate in chat groups with people in the same communities. No revenue was generated from community value-added services in 2014.

Other Services. Our other services include real estate advertising services, real estate promotional event services, real estate investment fund management and real estate financial services.

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

We started providing promotional event services in 2010. Our promotional event services include securing venues, hiring caterers and other various service providers, formulating event themes and inviting speakers and guests for real estate promotional events. Revenues from our promotional event services are significantly affected by real estate market conditions, clients’ promotional budgets and the perceived effectiveness of the promotional events and our services.

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

We launched our real estate financial services P2P platform, “Fang Jin Suo”, and its associated website, www.fangjs.com, in July 2014. Fang Jin Suo serves to link qualified home buyers with borrowing needs to potential individual investors. We plan to charge a certain percentage of the borrowing amount as a platform fee. In 2014, no material revenue was generated from Fang Jin Suo.

Cost of Revenues. Cost of revenue for each of our main business segments is as follows:

•                  Cost of revenue for our real estate online services segment consists of costs associated with the operation of our websites, which includes fees paid to third parties for internet connection, internet content and services, editorial personnel related cost, amortization of intangible assets that relate to internet content, including our real estate advertising agreement with SINA, and the discounted present value of our payments for exclusive rights with Baidu; depreciation associated with website production equipment and fees paid to SINA for advertising inventory on SINA’s non-real estate channels.

•                  Cost of revenue for the real estate brokerage services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which we act as the agent, and rental expenses incurred for properties leased by us as brokerage stores and sales commission.

•                  Cost of revenue of real estate information and consulting services segment primarily consists of sales commission, service fees incurred for purchasing certain consulting reports and data and costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation.

•                  Cost of revenue for real estate promotional event and advertising services consists of fees paid to third parties for services directly related to promotional event services and the cost incurred to acquire advertising space for resale, and salaries of sales and support staff.

•                  There was no material cost of revenues associated with our real estate financial services and community value-added services in 2014 as these services were newly launched.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses primarily consist of compensation and benefits for our employees, expenses incurred in promoting our brand and services, costs of third-party professional services, costs related to industry research and the development of our CRIC system, rental payments relating to office and administrative functions and depreciation and amortization of property and equipment used in our corporate offices. In addition, our selling, general and administrative expenses have also included amortization of intangible assets resulting from business acquisitions.

Share-based Compensation Expenses

E-House awards. Our selling, general and administrative expenses also include share-based compensation expenses. We have adopted share incentive plans and have granted to certain of our directors, executive officers and employees options and restricted shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—E-House Share Incentive Plan.” Share-based compensation expenses are recognized, generally over the vesting period of the award based on the fair value of the award on the grant date.

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

We recorded compensation expense of $26.5 million, $18.5 million and $12.1 million in 2012, 2013 and 2014, respectively, in connection with the options and restricted shares granted under our share incentive plan. As of December 31, 2014, there was $20.3 million of total unrecognized compensation expense related to unvested share options and restricted shares granted under our share incentive plan, including the options and restricted shares swapped from CRIC awards. That cost is expected to be recognized over a weighted-average period of 2.4 years.

CRIC awards. Our subsidiary, CRIC, granted options to purchase ordinary shares of CRIC and restricted shares to certain CRIC directors, executive officers and employees as well as some of our directors and officers who had made contributions to CRIC pursuant to its share incentive plan, prior to the completion of our merger with CRIC in April 2012. As of the Effective Time of our merger with CRIC, the CRIC share incentive plan was terminated, and we assumed each CRIC option that was outstanding as of the Effective Time, whether vested or unvested, and converted each CRIC option into E-House option pursuant to the formula set forth in the merger agreement. See “Item 4. Information on the Company—A. History and Development of the Company” for a description of the merger. At the Effective Time, we assumed the CRIC options and restricted shares and converted them into options to purchase an aggregate of 15,107,745 ordinary shares of E-House and 77,875 restricted shares of E-House. The terms of these E-House options and restricted shares are similar to those granted by CRIC under the CRIC share incentive plan. The total fair value of the replacement awards was approximately $54.8 million, of which $31.9 million was attributable to pre-merger services and included as a component of the consideration transferred in the merger, with the remainder being allocated to post-merger services and included in the E-House awards compensation cost after the merger.

We recorded compensation expenses of $8.6 million for the options and restricted shares that were granted originally under the CRIC share incentive plan in 2012. The amount recorded in 2012 was for the period prior to our merger with CRIC. After the merger, the compensation expense related to the awards under the CRIC share incentive plan that were replaced by E-House awards was recorded in E-House awards described above.

Leju awards. Our subsidiary, Leju, adopted a share incentive plan in December 2013. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the plan is 10,434,783 ordinary shares. In December 2013, Leju granted options and restricted shares to certain of Leju’s employees and certain of our employees for the purchase of 7,192,000 ordinary shares at an exercise price or cost of $4.60 per share, pursuant to the Leju share incentive plan. Given the absence of an active market for its ordinary shares prior to the initial public offering of Leju, we engaged an independent appraiser to assist in performing contemporaneous valuations of ordinary shares of Leju. The grant-date fair value of the options granted was $2.21 per share. Later in December 2013, Leju replaced 600,000 options granted to two of our employees with the same number of restricted shares, with all other substantive terms remaining unchanged. In January 2014, Leju replaced 60,000 options granted to one of our employees with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement. In 2014, Leju granted a total of 1,095,400 restricted shares under the Leju Plan. The options expire ten years from the date of grant. The options and most of the restricted shares vest ratably at each grant date anniversary over a period of three years. In August 2014, Leju granted 229,400 restricted shares to certain of its employees under the Leju Plan, which vest over a period of eight months.

We recorded compensation expenses of $9.4 million for the options and restricted shares that were granted under the Leju share incentive plan in 2014. As of December 31, 2014, there was $18.4 million of total unrecognized compensation expense related to unvested share options and restricted shares granted under Leju awards. That cost is expected to be recognized over a weighted-average period of 1.9 years.

Scepter awards. Our 51% owned subsidiary, Scepter, adopted a share incentive plan (the “Scepter Plan”) in August 2014. The Scepter Plan permits the grant of options or restricted shares to Scepter’s employees, officers, and directors, as well as our employees who render services to Scepter. The maximum number of shares that may be issued pursuant to all awards under the Scepter Plan is 750,000 ordinary shares. In August 2014, Scepter granted options to certain of its employees and certain of our employees for the purchase of 455,000 ordinary shares at an exercise price of $3.30 per share, pursuant to the Scepter Plan. The grant-date fair value of the options was $1.12 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

We recorded compensation expenses of $66,820 for the options that were granted under the Scepter Plan in 2014. As of December 31, 2014, there was $0.4 million of total unrecognized compensation expense related to unvested share options granted under the Scepter Plan. That cost is expected to be recognized over a weighted-average period of 2.6 years.

Taxation

We are incorporated in the Cayman Islands. We are not subject to income or capital gains tax under the current laws of the Cayman Islands. Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares.

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

The PRC Enterprise Income Tax Law applies a uniform 25% tax rate to both foreign-invested enterprises and domestic enterprises in the PRC. However, there are some tax incentives available for qualified enterprises under the PRC Enterprise Income Tax law. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and thus became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai SINA Leju was also granted status as a high and new technology enterprise and is entitled to enjoy a favorable statutory tax rate of 15% from 2013 through 2014. Shanghai SINA is in the process of applying to receive the preferential treatment of 15% income tax for 2015. Shanghai CRIC was also granted software enterprise status in September 2008 and was further approved by the local tax authority in May 2010 to become qualified to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate from 2013 through 2014. In March, 2014, Shanghai CRIC was approved as a key software enterprise and was therefore entitled to a 10% preferential income tax rate for the years from 2013 through 2014. In March 2015, Shanghai CRIC was approved as a high and new technology enterprise and was therefore entitled to a 15% preferential income tax rate for the years from 2015 through 2016. Shanghai Fangxin was recognized as a qualified software enterprise in February 2012 and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Qualified software enterprise status is subject to annual review. Shanghai SINA Leju, Shanghai CRIC and Shanghai Fangxin are in the process of completing the annual review for 2014.

Our wholly owned subsidiary, Chongqing E-House Western Real Estate Investment Consultant Co., Ltd., was established in the western region of China and was deemed to be engaged in an industry category encouraged by the government. In August 2012, Chongqing E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% from 2012 through 2014

VAT has been phased in since January 1, 2012 to replace the business tax in China. Some of our entities in China are recognized as VAT general taxpayers at the rate of 6% and have stopped paying business tax. The subjection to VAT does not have a material impact on our consolidated financial statements.

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

Real estate information and consulting services

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

Community value-added services

In 2014, no revenue was generated from the newly launched community value-added services.

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

In 2014, no material revenue was generated from the newly launched real estate financial services.

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

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices charged for similar offerings, market conditions, specification of the services rendered and pricing practices. We have used BESP to allocate the selling price of project-based consulting service and promotional event services under the multiple element arrangements. The process for determining BESP involves management judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors we consider change, or should subsequent facts and circumstances lead us to consider additional factors, our BESP could change in future periods. We regularly review the evidence of selling price for our services and maintain internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for our services during the years ended December 31, 2012, 2013 and 2014, nor do we expect material changes in BESP in the foreseeable future.

The total amounts of revenue earned by us related to agreements that have been accounted for as multiple element arrangements were $74.0 million, $71.9 million and $74.2 million in 2012, 2013 and 2014, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

Share-Based Compensation

We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation expense in 2012, 2013 and 2014 was $35.7 million, $18.9 million and $22.2 million, respectively.

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

Fair value of Leju’s ordinary shares

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

Our Consolidated VIEs

We rely on Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai E-Cheng, Shanghai Fangjia and Shanghai Weihui, and their respective shareholders for a portion of our operations. We have, through our PRC subsidiaries, entered into contractual arrangements with these entities and their shareholders such that they are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights pursuant to the terms of the exclusive call option agreements, which give us the power to control the shareholders of these VIEs. More specifically, we believe that the terms of the exclusive call option agreements are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreements. Under our shareholder voting rights proxy agreements with the VIEs and their shareholders, each of the shareholders of the VIEs irrevocably grants any person designated by us the power to exercise all voting rights to which he is entitled to as a shareholder of the VIEs at the time. Therefore, we believe this gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We believe that our ability to exercise effective control, together with the exclusive technical support agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs in consideration for the services provided by our PRC subsidiaries. Accordingly, as the primary beneficiary of the VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

In 2012, 2013 and 2014, entities apart from our consolidated VIEs contributed in aggregate 63%, 56% and 46%, respectively, of our total net revenues.  Our operations not conducted through contractual arrangements with our consolidated VIEs primarily consist of real estate brokerage services, real estate information and consulting services, promotion events services, outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income (loss) for the consolidated VIEs and other group entities which are not our consolidated VIEs for the years indicated:

	2014
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	492,254	412,245	904,499
Cost of revenues	(43,761)	(262,372)	(306,133)
Net income (loss)	(8,699)	61,037	52,338

	2013
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	321,005	410,074	731,079
Cost of revenues	(59,920)	(214,116)	(274,036)
Net income	1,504	49,582	51,086

	2012
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	172,402	290,037	462,439
Cost of revenues	(54,277)	(148,894)	(203,171)
Net loss	(3,212)	(67,837)	(71,049)

As of December 31, 2013 and 2014, entities apart from our consolidated VIEs accounted for an aggregate of 82% and 83%, respectively, of our total assets. The assets not associated with our consolidated VIEs primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated VIEs and other group entities which are not our consolidated VIEs were $238.1 million and $1,117.4 million, respectively, as of December 31, 2013, and $307.5 million and $1,469.4 million, respectively, as of December 31, 2014.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue, Beijing Maiteng, Shanghai Yifang, Baoyi Investment Consultant (Shanghai) Co., Ltd., or Shanghai Baoyi, Shanghai Weidian and Shanghai CRIC have with our consolidated VIEs, the earnings and cash of our consolidated VIEs are used to pay service fees in Renminbi to four of our PRC subsidiaries in the manner and amount set forth in the agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2014, the net assets of our PRC subsidiaries and our consolidated VIEs which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $183.7 million. As an offshore holding company of our PRC subsidiaries and consolidated VIEs, we may make loans to our PRC subsidiaries and consolidated VIEs. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See ‘‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.’’

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- Governmental control of currency conversion may affect the value of your investment.” Cash and cash equivalents held by the consolidated VIEs was denominated in RMB and amounted to RMB433.5 million (US$71.1 million, based on an exchange rate of RMB6.0969 to US$1.00 as of December 31, 2013) and RMB610.2 million (US$99.7 million, based on an exchange rate of RMB6.1190 to US$1.00 as of December 31, 2014) as of December 31, 2013 and 2014, respectively.

We believe that our contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the our ability to enforce these contractual arrangements and the interests of the shareholders of the VIEs may diverge from that of our company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

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

Bad debt provision related to accounts receivable and customer deposits was $27.3 million, $29.1 million and $26.4 million for the years ended December 31, 2012, 2013 and 2014, respectively. The increase in the bad debt provision from 2012 to 2013 was primarily due to specific reserves provided in 2012 and 2013 for certain overdue and unsecured accounts receivable whose collectability became doubtful based on known changes in customers’ financial conditions and liquidity situation during the year.

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

The assumptions with the most significant impact on the fair value of the reporting unit are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process, (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate ranging from 2% to 3%, and (iii) discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure, ranging from 16% to 22% for our segments for the year ended December 31, 2012, and ranging from 17% to 18% for our segments for the year ended December 31, 2013, and ranging from 17% to 18 % for our segments for the year ended December 31, 2014.

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

2014:

Under the first step of the goodwill impairment testing for the year ended December 31, 2014, the fair value of the real estate online, real estate brokerage, and real estate information and consulting reporting unit was approximately 216%, 42%, and 78% in excess of its carrying value, respectively.

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

Based on the impairment tests performed, there were no goodwill impairment as of December 31, 2012, 2013 and 2014.

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

Fair value of investment in preferred shares of a private entity

The investment in preferred shares of a private entity is classified as available-for sale securities on the consolidated balance sheet. It is measured at fair value (level 3).

The difference between fair value and initial cost of investments is reflected as unrealized gains/losses on investments accounted in the accumulated other comprehensive income.

We utilized the discounted cash flow method, or DCF, under the income approach for the valuation of a private entity’s enterprise value. The income approach measures the current value of a business or asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. The discount rate selected is generally based on rates of return available from alternative investments of similar type and quality as of the valuation date.

The DCF methodology views a company as an operating entity, focusing principally on the operating entity’s ability to generate debt-free cash flows in the future. Debt-free cash flow is defined as cash that is available either to invest in new or existing businesses or to distribute to investors. Reasonable projections of revenues, expenses, and working capital and capital expenditures form the basis for estimating the future debt-free cash flows that a company will likely generate from its existing businesses.

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, ‘‘Valuation of Privately-Held Company Equity Securities Issued as Compensation.’’ The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale by us or an initial public offering, and estimates of the volatility of the equity securities we hold. The anticipated timing is based on the plans of our board of directors. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of the equity securities we hold based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. If we had used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The assumptions with the most significant impact on the fair value of a private entity’s enterprise value and the fair value of the preferred shares are those relating to (i) future operating cash flows, which are forecasted for a five-year period from our budget and planning process, (ii) the terminal value (the terminal value growth rate used was 3.0%), which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year, (iii) discount rates (the discount rate used was 21.5%), which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure, and (iv) discount for lack of marketability (DLOM) (the DLOM used was 9.0%), which takes into consideration factors like timing of a liquidity event and estimated volatility of the private entity’s shares.

The other assumptions used in the income approach to derive the fair value of the preferred shares of the private entity included: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to the entity’s subsidiaries and consolidated affiliated entities in China; the ability to retain competent management, key personnel and staff to support the ongoing operations; and no material deviation in market conditions from economic forecasts. Different assumptions and judgments would affect our calculation of the fair value of the underlying preferred shares.

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

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2014. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation, as of December 31, 2014, a valuation allowance of $13.3 million was recorded to record only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

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

	For the Years Ended December 31,
	2012	2013	2014
Consolidated Statement of Operations Data:
Revenues	462,439	731,079	904,499
Cost of revenues	(203,171)	(274,036)	(306,133)
Selling, general and administrative expenses	(336,873)	(400,947)	(545,492)
Goodwill impairment charge	—	—	—
Other operating income	6,475	4,918	8,787
Income (loss) from operations	(71,130)	61,014	61,661
Interest expense	—	(193)	(5,325)
Interest income	1,606	2,180	3,210
Other income (loss), net	(732)	(1,051)	3,858
Income (loss) before taxes, equity in affiliates	(70,256)	61,950	63,404
Income tax expenses	(1,169)	(13,678)	(14,901)
Income (loss) before equity in affiliates	(71,425)	48,272	48,503
Income from equity in affiliates	376	2,814	3,835
Net income (loss)	(71,049)	51,086	52,338
Less: Net income (loss) attributable to non-controlling interest	(14,078)	(871)	12,336
Net income (loss) attributable to E-House shareholders	(56,971)	51,957	40,002

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

In 2012 and 2013, we had five operating segments: (1) real estate online services; (2) real estate brokerage services; (3) real estate information and consulting services; (4) real estate promotional event and advertising services; and (5) real estate fund management services. In 2014, two new operating segments were added to the above five operating segments: (1) real estate financial services, and (2) community value-added services.

In addition, the real estate promotional event and advertising services, real estate fund management services and real estate financial services did not meet the significance threshold for separate disclosure in any of the three years of 2012, 2013 and 2014, and have been combined in “other services” for segment reporting purposes.

Our CODM reviews net revenue, cost of revenues, operating expenses, income from operations and net income and does not review balance sheet information. Corporate expenses of certain holding companies were not allocated among segments and were recorded as non-allocated items.

2014	Real estate online services	Real estate brokerage services	Real estate information and consulting services	Community Value-added Services	Other services	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	495,862,635	283,367,930	82,679,298	—	42,588,930	—	904,498,793
Cost of revenues	(51,129,730)	(204,101,162)	(25,153,090)	—	(25,749,228)	—	(306,133,210)
Selling general and administrative expenses	(365,150,431)	(64,337,955)	(59,703,161)	(15,828,009)	(14,662,201)	(25,809,961)	(545,491,718)
Other operating income	2,525,496	2,223,460	3,301,932	—	736,003	—	8,786,891
Income (loss) from operation	82,107,970	17,152,273	1,124,979	(15,828,009)	2,913,504	(25,809,961)	61,660,756
Interest expense	—	—	—	—	—	(5,325,474)	(5,325,474)
Interest income	1,316,203	1,099,825	691,003	6,124	78,608	18,565	3,210,328
Other income (loss), net	35,799	(68,069)	657,952	—	(8,987)	3,240,844	3,857,539
Income (loss) before taxes and equity in affiliates	83,459,972	18,184,029	2,473,934	(15,821,885)	2,983,125	(27,876,026)	63,403,149
Income tax benefit (expense)	(15,545,964)	(5,083,029)	(236,440)	3,932,057	(169,368)	2,201,951	(14,900,793)
Income (loss) before equity in affiliates	67,914,008	13,101,000	2,237,494	(11,889,828)	2,813,757	(25,674,075)	48,502,356
Income (loss) from equity in affiliates	(223,389)	118,651	1,761,582	—	(367,621)	2,545,579	3,834,802
Net income (loss)	67,690,619	13,219,651	3,999,076	(11,889,828)	2,446,136	(23,128,496)	52,337,158

2013	Real estate online services	Real estate brokerage services	Real estate information and consulting services	Other services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	335,410,902	280,776,816	76,683,188	38,207,927	—	731,078,833
Cost of revenues	(63,990,693)	(168,624,507)	(14,526,318)	(26,894,288)	—	(274,035,806)
Selling general and administrative expenses	(210,576,230)	(74,728,461)	(58,026,755)	(12,404,049)	(45,211,506)	(400,947,001)
Other operating income	599,894	1,647,257	1,950,223	720,268	—	4,917,642
Income (loss) from operations	61,443,873	39,071,105	6,080,338	(370,142)	(45,211,506)	61,013,668
Interest expense	—	—	—	—	(192,566)	(192,566)
Interest income	1,082,287	819,925	222,898	51,944	2,493	2,179,547
Other income (loss), net	(1,185,121)	87,270	(479,313)	(11,837)	537,786	(1,051,215)
Income (loss) before taxes and equity in affiliates	61,341,039	39,978,300	5,823,923	(330,035)	(44,863,793)	61,949,434
Income tax benefit (expense)	(5,447,524)	(10,000,257)	(3,606,417)	(588,344)	5,965,548	(13,676,994)
Income (loss) before equity in affiliates	55,893,515	29,978,043	2,217,506	(918,379)	(38,898,245)	48,272,440
Income (loss) from equity in affiliates	(69,194)	343,561	312,119	(9,320)	2,236,683	2,813,849
Net income (loss)	55,824,321	30,321,604	2,529,625	(927,699)	(36,661,562)	51,086,289

2012	Real estate online services	Real estate brokerage services	Real estate information and consulting services	Other services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	169,755,893	208,284,503	54,517,612	29,881,360	—	462,439,368
Cost of revenues	(54,117,692)	(114,667,241)	(10,783,472)	(23,602,280)	—	(203,170,685)
Selling general and administrative expenses	(146,997,279)	(92,291,838)	(53,977,975)	(10,544,345)	(33,062,087)	(336,873,524)
Other operating income	153,340	2,982,861	2,481,255	857,567	—	6,475,023
Income (loss) from operations	(31,205,738)	4,308,285	(7,762,580)	(3,407,698)	(33,062,087)	(71,129,818)
Interest income	257,204	425,714	624,817	55,895	242,832	1,606,462
Other income (loss), net	(1,979,450)	84,937	(59,136)	(446)	1,221,225	(732,870)
Income (loss) before taxes and equity in affiliates	(32,927,984)	4,818,936	(7,196,899)	(3,352,249)	(31,598,030)	(70,256,226)
Income tax benefit (expense)	2,329,338	(4,589,892)	623,227	468,673	—	(1,168,654)
Income (loss) before equity in affiliates	(30,598,646)	229,044	(6,573,672)	(2,883,576)	(31,598,030)	(71,424,880)
Income (loss) from equity in affiliates	(881)	195,874	(14,933)	195,449	—	375,509
Net income (loss)	(30,599,527)	424,918	(6,588,605)	(2,688,127)	(31,598,030)	(71,049,371)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our total revenues increased by 24% from $731.1 million in 2013 to $904.5 million in 2014 primarily due to the reasons discussed below.

•                  Real Estate Online Services. Revenues from real estate online services increased by 48% from $335.4 million in 2013 to $495.9 million in 2014, as a result of the growth of revenues from e-commerce and online advertising services. E-commerce revenues increased 92% to $326.7 million in 2014 from $170.2 million in 2013 primarily due to a substantial increase in discount coupon redeemed as a result of the expansion of our e-commerce business through partnerships with property developers. We sold a total of 323,495 discount coupons in 2014, 219,557 of which were redeemed. Online advertising revenues increased 7% to $154.9 million in 2014 from $145.4 million in 2013 primarily due to revenue growth in both our new home and home furnishing channels. Listing revenues decreased 28% to $14.3 million in 2014 from $19.8 million in 2013 primarily due to unfavorable market environment and the slowdown in secondary home sales.

•                  Real Estate Brokerage Services. Revenues from our real estate brokerage services increased slightly from $280.8 million in 2013 to $283.4 million in 2014. This increase was mainly due to a 2% increase of revenue from primary real estate agency services, which was in turn due to the slight increase of average commission rate, offset by a 15% decrease of secondary real estate brokerage services, mainly due to our closure of unprofitable physical stores.

•                  Real Estate Information and Consulting Services. Revenues from real estate information and consulting services increased by 8% from $76.7 million in 2013 to $82.7 million in 2014, mainly due to an increase in revenues from real estate information services as we received more subscriptions to our CRIC real estate database in 2014.

•                  Community Value-added Services. We launched community value-added services in 2014 and generated no revenues from this segment in 2014.

•                  Other Services. Revenues from other services, including offline real estate advertising services, promotional event services, real estate fund management and real estate financial services, increased by 11% from $38.2 million in 2013 to $42.5 million in 2014. The increase was mainly attributable to the carried interest recognized from real estate fund management services of $5.4 million in the third quarter of 2014. No material revenue was generated from real estate financial services as these services were newly launched in 2014.

Cost of Revenues. Our cost of revenues increased by 12% from $274.0 million in 2013 to $306.1 million in 2014, primarily due to increased staff costs for primary real estate agency services, and increased consulting project costs for real estate information and consulting services, partially offset by the decrease of the fees paid to third parties for services in connection with our online listing business, and the decrease of the amortization expenses of intangible assets.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 36% from $400.9 million in 2013 to $545.5 million in 2014. This increase was primarily due to higher online marketing expenses and increased staff-related expenses of our real estate online services, as well as increased marketing and staff expenses associated with our newly launched real estate financial services and community value-added services.

•                  Real Estate Online Services. Selling, general and administrative expense for our real estate online services increased by 73% from $210.6 million in 2013 to $365.2 million in 2014, primarily due to an increase in staff-related expenses and higher marketing expenses.

•                  Real Estate Brokerage Services. Selling, general and administrative expenses for our real estate brokerage agency services decreased by 14% from $74.7 million in 2013 to $64.3 million in 2014, primarily due to lower bonus payments in line with decreased profits, the decreases in allowance for doubtful accounts and decreased expenses for secondary real estate services which resulted from the closure of secondary real estate brokerage stores in 2014.

•                  Real Estate Information and Consulting Services. Selling, general and administrative expense for our real estate information and consulting services increased by 3% from $58.0 million in 2013 to $59.7 million in 2014, primarily due to increased rental expenses associated with expanded products and services compared to 2013.

•                  Community Value-added Services. We launched community value-added services in 2014 and incurred $15.8 million of selling, general and administrative expenses for the segment in 2014, mainly consisting of labor-related costs and marketing expenses used to promote the Shi Hui app and new user registration.

•                  Other Services. Selling, general and administrative expense for our other services increased by 18% from $12.4 million in 2013 to $14.7 million in 2014, primarily due to increased marketing and staff expenses associated with our newly launched real estate financial services.

Other Operating Income. Our other operating income, which consisted of subsidy income from the government, was $8.8 million in 2014, compared to $4.9 million in 2013.

Income from Operations. As a result of the foregoing, our income from operations was $61.7 million in 2014, a slight increase from $61.0 million in 2013.

Income Tax Expense. We had an income tax expense of $14.9 million in 2014, as compared to an income tax expense of $13.7 million in 2013, primarily due to higher income before tax and a slight increase in effective tax rate.

Net Income (Loss). As a result of the foregoing, our net income was $52.3 million in 2014, an increase of 2% from $51.1 million in 2013.

Net Income Attributable to Non-controlling Interest. Net income attributable to non-controlling interests was $12.3 million in 2014, which mainly included net income from our online services, partially offset by net loss from community value-added services and real estate financial services, compared to a net loss attributable to non-controlling interests of $0.9 million in 2013, when we had no non-controlling interest in our online services.

Net Income Attributable to E-House Shareholders. Full-year 2014 net income attributable to E-House shareholders was $40.0 million, or $0.26 per diluted ADS, a decrease of 23% from $52.0 million, or $0.38 per diluted ADS, for 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our total revenues increased by 58% from $462.4 million in 2012 to $731.1 million in 2013 primarily due to the reasons discussed below.

•                  Real Estate Online Services. Revenues from real estate online services increased by 98% from $169.8 million in 2012 to $335.4 million in 2013, as a result of growth in e-commerce revenues, online advertising revenues and listing revenues. E-commerce revenues increased 530.5% to $170.2 million in 2013 from $27.0 million in 2012 primarily due to a substantial increase in discount coupon sales as a result of the expansion of our e-commerce business through partnerships with more property developers. We began to sell discount coupons in the first quarter of 2012 and this business grew substantially in 2013. We sold a total of 231,008 discount coupons in 2013, 136,106 of which were redeemed. Online advertising revenues increased 6% to $145.4 million in 2013 from $137.2 million in 2012 primarily due to an increase in the volume of advertising sold. Listing revenues increased 257.4% to $19.8 million in 2013 from $5.5 million in 2012 primarily due to wider customer reach and an improved fee structure.

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

•                  Real Estate Information and Consulting Services. Revenues from real estate information and consulting services increased by 41% from $54.5 million in 2012 to $76.7 million in 2013, as a result of the increase in revenue from both information and consulting services. The revenues from information services of 2013 were $27.7 million, an increase of 24% from $22.3 million in 2012, which was mainly attributable to the increased number of database subscribers to our CRIC real estate database. The revenues from consulting services of 2013 were $49.0 million, an increase of 52% from $32.2 million in 2012, which was mainly attributable to the increased land-acquisition-related consulting services in 2013 compared to 2012, as a result of much more active land transactional activities in the Chinese real estate market in 2013 compared to 2012.

•                  Other Services. Revenues from other services, including real estate promotional event and advertising services and real estate fund management, increased by 28% from $29.9 million in 2012 to $38.2 million in 2013. The increase was mainly attributable to the revenue increase from promotional events services. The revenues from promotional events services were $31.3 million, an increase of $4.6 million from $27.0 million of 2012, primarily as a result of higher average service fees charged for organized events in 2013 compared to 2012.

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

Other Operating Income. Our other operating income, which consisted of subsidy income from the government was $4.9 million in 2013, compared to $6.5 million in 2012.

Income (Loss) from Operations. As a result of the foregoing, our income from operations was $61.0 million in 2013, compared to loss from operations of $71.1 million in 2012.

Income Tax Expense. We had an income tax expense of $13.7 million in 2013 primarily due to higher income before tax, as compared to an income tax expense of $1.2 million in 2012.

Net Income (Loss). As a result of the foregoing, our net income was $51.1 million in 2013, compared to net loss of $71.0 million in 2012.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for February 2013, 2014 and 2015 were increases of 3.2%, 2.0% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operating activities, capital contributions, public offerings of our ordinary shares and CRIC shares, our convertible note offering in December 2013, our sale of an equity interest in Leju to Tencent in March 2014, Leju’s initial public offering and concurrent private placement to Tencent in April 2014 and borrowings from third-party lenders. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.

In December 2013 we issued $135,000,000 principal amount of 2.75% convertible senior notes due 2018. The notes bear interest at a rate of 2.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes will mature on December 15, 2018. The notes are convertible into ADSs, at the option of the holders, in integral multiples of $1,000 principal amount and at any time prior to the close of business on the second business day immediately preceding the maturity date. In connection with the issuance of the notes, we entered into a zero strike call option transaction with a notional amount of $45 million with Credit Suisse Capital LLC. The call option is intended to facilitate privately negotiated transactions by which investors in the notes hedged their investment. The net proceeds from the sale of the notes were and will be used to pay for the premium of the call option and the remainder for general corporate purposes. During 2014, we paid an aggregate of $3.7 million in interest payments related to these notes.

In March 2014, we entered into a share purchase and subscription agreement with Leju and Tencent, pursuant to which Tencent acquired from us 19,201,800 of Leju’s ordinary shares, or 15% of its total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju’s shares were are granted and outstanding at the time, for $180 million in cash. In April 2014, Leju received net proceeds of $101.4 million, excluding underwriting commissions and the offering expenses payable by Leju, from the issuance of a total of 11,500,000 ordinary shares of Leju, represented by 11,500,000 Leju ADSs, at $10.00 per Leju ADS in connection with its initial public offering, and an additional $18.9 million from the issuance of 2,029,420 Leju ordinary shares to Tencent in a private placement concurrent with Leju’s initial public offering at $10.00 per Leju share, after deducting estimated fees and expenses payable by Leju.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2012	2013	2014
Net cash provided by (used in) operating activities	(22,183)	113,892	23,982
Net cash used in investing activities	(33,426)	(53,093)	(112,760)
Net cash provided by (used in) financing activities	(125,773)	135,757	307,160
Net increase (decrease) in cash and cash equivalents	(181,164)	202,478	217,297
Cash and cash equivalents at the beginning of the year	392,005	210,841	413,319
Cash and cash equivalents at the end of the year	210,841	413,319	630,617

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

Net cash provided by operating activities was $24.0 million in 2014, which was mainly attributable to a net income of $52.3 million and a $28.3 million increase in income tax payable and other tax payable, partially offset by $91.3 million increase in accounts receivable and a $25.5 million increase in customer deposit. The principal non-cash item accounting for the difference between the net income and the cash used in operating activities in 2014 were $33.3 million in depreciation and amortization expenses and $26.4 million in allowance for doubtful debts.

Net cash provided by operating activities was $113.9 million in 2013, which was mainly attributable to a net income of $51.1 million, an $59.1 million increase in income tax payable and other tax payable, a $40.2 million increase in other current liabilities and a $34.5 million increase in accrued payroll and welfare expenses, partially offset by an $80.1 million increase in accounts receivable, a $55.7 million increase in property held for sale and a $30.7 million increase in deferred tax assets. The principal non-cash item accounting for the difference between the net income and the cash used in operating activities in 2013 were $45.2 million in depreciation and amortization expenses, $29.1 million in allowance for doubtful debts and $18.9 million in share-based compensation expenses.

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

Net cash used in investing activities was $112.8 million in 2014, which was mainly attributable to $45.2 million for the deposit for and purchase of property and equipment and intangible assets, $38.3 cash deposited in the bank as collateral for bank loans, $25.7 million for the purchase of preferred shares in Jupai, a private third-party wealth management company, and $7.8 million of deposits paid for certain acquisition.

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

Financing Activities

Our financing activities primarily consist of capital contributions, our merger with CRIC in April 2012, share repurchases, our issuance of new ordinary shares to management in 2013, our convertible note offering in December 2013, our sale of Leju ordinary shares to Tencent in March 2014, the initial public offering of Leju ordinary shares, represented by Leju ADSs, an additional issuance of Leju ordinary shares to Tencent in a private placement concurrent with Leju’s initial public offering in April 2014, and dividends paid to ordinary shareholders.

Net cash provided by financing activities was $307.2 million in 2014, which was mainly comprised of the net proceeds of $176.4 million received from Tencent for Leju ordinary shares in March 2014, the net proceeds of $120.3 million from Leju’s initial public offering and concurrent private placement to Tencent in April 2014, the proceeds of $36.0 million from bank loans and the non-controlling capital contribution of $19.9 million, partially offset by the payment of $43.1 million of cash dividends to shareholders.

Net cash provided by financing activities was $135.8 million in 2013, which was mainly comprised of the net proceeds of $131.6 million from the issuance of convertible bonds, $62.6 million proceeds of the issuance of new ordinary shares to management and $15.3 million from the proceeds of exercise of the options, partially offset by the payment of a call option of $45.0 million associated with the convertible bond issuance, the payment of $19.9 million for a cash dividend to shareholders in the second quarter of 2013 and the payment of $17.8 million for share repurchases.

Net cash used in financing activities was $125.8 million in 2012, which was mainly comprised of the cash payment of $113.1 million for the merger with CRIC, and $11.9 million for a cash dividend to shareholders in the second quarter of 2012.

As of December 31, 2014, we had $671.0 million in cash and cash equivalents and restricted cash, and $36.0 million short-term borrowings, resulting in a liquid assets balance of $635.1 million, compared with $415.6 million at the end of 2013. We hold our cash and cash equivalents in interest-bearing U.S. dollar, HKD and RMB-denominated accounts at registered banks and AAA-rated money market funds.

Holding Company Structure

E-House is a holding company, and it relies principally on dividends from our PRC subsidiaries, to the extent existing cash in our offshore entities is fully utilized, to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends, loans or advances except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $183.7 million as of December 31, 2014. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions. These regulations have not had a material and adverse impact on E-House’s ability to meet its cash obligations and we do not expect them to have a material and adverse impact in the future.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency—dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. These controls have not had a material and adverse impact on our ability to meet our cash obligations and we do not expect them to have a material and adverse impact in the future.

Capital Expenditure

Our capital expenditures amounted to $31.8 million, $33.0 million and $45.2 million in 2012, 2013 and 2014, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. In 2012, 2013 and 2014 our capital expenditures also included $14.2 million, $15.3 million and $9.0 million in payments that we made for exclusive rights to operate the Baidu channels and sell the Baidu Brand Link product, respectively. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

As of December 31, 2014, we had a total of 5,246 employees who conduct research and provide training across our business segments. In particular, we operate the E-House Research and Training Institute which is associated with East China Normal University and Shanghai University. In addition to providing training, our research staff support the operations of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.

Intellectual Property

The “E-House” brand, our proprietary CRIC system, the “Leju” brand and other intellectual property rights contribute to our competitive advantage in the real estate services industry in China. To protect our brand, our CRIC system and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others.

We currently have the ““,”“,”“,”CRIC”, ““, “Leju”, and ““ registered trademarks in China. We are waiting for registration results from the Trademark Office with respect to the rest of the trademarks we have applied to register. We have registered our domain names, such as www.ehousechina.com, www.cityrehouse.com.cn, www.cric.com, www.dichan.com, www.fangjiadp.com, www.fangjs.com, www.leju.com, and www.jiaju.com, with the China Internet Network Information Center. We hold copyright registrations in China that cover the CRIC system’s core software. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license the CRIC system’s software, are protected in accordance with the Regulations on the Protection of Computer Software and other relevant laws and regulations of the PRC. We have obtained a software copyright certificate covering the CRIC system’s core software, which provides enhanced intellectual property protection under PRC law.

As part of our acquisition of SINA’s real estate online business in October 2009, an affiliate of SINA granted us an exclusive license to use domain names, including house.sina.com.cn and jiaju.sina.com.cn, among others, in connection with our real estate online operations in China. In addition, this affiliate of SINA granted us a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks. In addition, as part of our strategic cooperation with Baidu, we obtain the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing, including among others, house.baidu.com, leju.baidu.com and jiaju.baidu.com.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2014 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1- year	1-3 year	3-5 year	More than 5 years
	(in thousands of $)
Operating lease obligations(1)	99,423	23,165	33,779	12,202	30,277
Senior Convertible Notes(2)	142,425	3,712	138,713	—	—
Total	241,848	26,877	172,492	12,202	30,277

(1)         Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services storefronts.

(2)         The carrying amount of our senior convertible notes assuming all the senior convertible notes will not be converted and payments are made in full at maturity on December 15, 2018. Amounts include an unamortized discount of approximately $3.4 million and an interest of 2.75% per annum payable semiannually in arrears. The senior convertible notes are redeemable by investors on December 15, 2016.

We had a commitment of $57.3 million for properties to be held for sale as of December 31, 2014. We also had a commitment of $2.0 million as of December 31, 2014 for two floors of an office building which will be used as offices by one of our subsidiaries, which is payable within one year.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	47	Co-Chairman and Chief Executive Officer
Charles Chao	49	Co-Chairman
Neil Nanpeng Shen	47	Independent Director
Bing Xiang	52	Independent Director
Hongchao Zhu	55	Independent Director
Jeffrey Zhijie Zeng	46	Independent Director
Winston Li	48	Independent Director
David Jian Sun	50	Independent Director
Canhao Huang	57	Director
Li-Lan Cheng	50	Chief Operating Officer
Bin Laurence	47	Chief Financial Officer
Jianjun Zang	47	Co-president
Zuyu Ding	41	Co-president
Yinyu He	40	Co-president

Mr. Xin Zhou is one of the co-founders of our company and co-chairman of our board of directors. He has served as our chairman since our inception. Mr. Zhou served as our chief executive officer from 2003 to 2009, and has been serving as our chief executive officer again since April 2012. Mr. Zhou has served as executive chairman of Leju since its inception and also served as co-chairman and chief executive officer of our subsidiary CRIC from 2009 to April 2012. Mr. Zhou has over 20 years of experience in China’s real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Services Industry” in 2005, named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission, and received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010. Mr. Zhou currently serves as vice chairman of China Real Estate Association, and as chairman of Real Estate Service Committee of China Real Estate Association. He is also chairman of Shanghai Real Estate Broker Industry Association, executive director of Real Estate Industry Research Center of Shanghai Academy of Social Sciences and honorary vice chairman of Shanghai Young Entrepreneur Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University in China.

Mr. Charles Chao has served as a co-chairman of our board of directors since April 2012. Mr. Chao has served as a director of Leju since April 2014, and currently serves as the chairman and chief executive officer of SINA and the chairman of Weibo Corporation, a leading social media platform in China and a majority owned subsidiary of SINA. Since joining SINA in September 1999, Mr. Chao has served various managerial positions, including as vice president of finance, chief financial officer, co-chief operating officer and president. Prior to that, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP in Silicon Valley, California. Mr. Chao is currently an independent director of NetDragon Websoft Inc., a Hong Kong Stock Exchange listed company providing technology for online games. Mr. Chao received his master’s degree in professional accounting from University of Texas at Austin. He also holds a master’s degree in journalism from University of Oklahoma and a bachelor’s degree in journalism from Fudan University in China.

Mr. Neil Nanpeng Shen has served as our director since January 2005 and has been determined by our board of directors to be an independent director since March 2012. Mr. Shen was also a director of our subsidiary CRIC from 2009 to April 2012. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Ctrip.com International Ltd., or Ctrip, the largest travel consolidator in China listed on NASDAQ, and served as its chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. He also cofounded Home Inns and Hotels Management, currently named Homeinns Hotel Group, or Homeinns, a leading economy hotel chain in China listed on NASDAQ. Prior to founding Ctrip and Homeinns, Mr. Shen had more than 8 years of working experience in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a director and co-chairman of Homeinns, an independent director of Ctrip, and a director of Qihoo 360 Technology Co. Ltd., an internet company listed on the NYSE. Mr. Shen also serves on the boards of a number of private companies based in China. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.

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

Mr. Jeffrey Zhijie Zeng has served as our independent director since August 2008. Mr. Zeng is the senior managing director of CITIC Capital Holdings Limited, and the general manager and managing partner of Kaixin Investment, a venture capital fund jointly founded by China Development Bank and CITIC Capital in May 2008. From 2001 to 2008, Mr. Zeng was a managing director of Walden International, a global venture capital firm, for which he was mainly responsible for venture investments in China. Prior to that, Mr. Zeng worked for CITIC Pacific Ltd. in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Presently, Mr. Zeng serves as an independent director of AutoNavi Holdings Limited, a NASDAQ-listed provider of digital map content and navigation and location-based solutions, Vimicro International Corporation, a NASDAQ-listed fabless semiconductor company, Chinasoft International Ltd. and Great Wall Technology Company Limited, both listed on the Hong Kong Stock Exchange. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng holds a bachelor’s degree in economics from the University of Nagasaki, Japan and a master’s degree in management from Stanford University.

Mr. Winston Li has served as our independent director since March 2014. Mr. Li has served as an independent director of Leju since April 2014. Mr. Li served as the chief financial officer of Sungy Mobile Ltd., a NASDAQ-listed provider of mobile internet products and services, until August 2014. Mr. Li is also an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE. From 2004 to 2010, Mr. Li served as an independent director of ZTE Corporation, the largest public telecom equipment manufacturing company in China. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Apps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor’s degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

Mr. David Jian Sun has served as our independent director since March 2014. Mr. Sun has served as an independent director and a member of the compensation committee of Leju since April 2014. Mr. Sun also serves as director and the chief executive officer of Homeinns Hotel Group, a NASDAQ-listed economy hotel chain company. In addition, Mr. Sun serves as an independent director of eHai Car Services Ltd., a NYSE-listed car service provider. Mr. Sun has over ten years of consumer industry experience. From 2003 to 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun received a bachelor’s degree in management from Shanghai Medical University.

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

Mr. Li-Lan Cheng has served as our chief operating officer since April 2012 and was our chief financial officer from November 2006 to April 2012. Mr. Cheng has served as executive director of Leju since March 2014. Prior to joining us, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director and member of the audit committee of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE and 51job, Inc., a human resource service provider listed on NASDAQ. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

Ms. Bin Laurence has served as our chief financial officer since April 2012. She served as the chief financial officer of our subsidiary CRIC from August 2009 to April 2012. Prior to joining CRIC, Ms. Laurence was a research analyst at SuttonBrook Capital Management LP, a hedge fund based in New York since 2005. Ms. Laurence served as a director in the distressed assets management division of BMO Financial Group in New York from 2002 to 2004. From 1996 to 2002, she served as an associate and a vice president successively covering the media/communications industry in the leveraged finance division of BMO Financial Group. From 1994 to 1996, Ms. Laurence was an analyst covering the media/communications industry in the investment banking division of Lehman Brothers, Inc. in New York. Ms. Laurence is an independent director, member of the audit committee and chairwoman of the compensation committee of ChinaCache International Holdings Ltd., an internet content and application delivery service provider listed on NASDAQ. Ms. Laurence received a bachelor’s degree from Wellesley College and an MBA from Columbia Business School.

Mr. Jianjun Zang has served as our co-president since April 2012 and served as our director and acting chief executive officer from September 2009 to April 2012. He was a co-head of our primary real estate agency service from 2001 to 2009. Mr. Zang served as a director of our company from December 2004 to August 2007. He was the chairman and general manager of Shanghai Yuanshang Real Estate Brokerage Co., Ltd. in 2000. Mr. Zang served as a director and general manager of Shanghai Yidu Real Estate Sales & Planning Co., Ltd. from 1998 to 2000, and as an operating director of Shanghai Lidahang Real Estate Consulting Co. from 1993 to 1998. Mr. Zang received a bachelor’s degree from Fudan University and an EMBA degree from Shanghai Jiao Tong University in China.

Mr. Zuyu Ding has served as our co-president since April 2012. He served as a director of our subsidiary CRIC from March 2011 to April 2012, president of CRIC from September 2011 to April 2012, and a co-president of CRIC from September 2009 to September 2011. Mr. Ding was our technology director from 2001 to January 2008. From 2001 to 2005, he served as the vice president of Shanghai Real Estate Sales (Group) Co., Ltd. Prior to that, from 1997 to 2000, he was the manager of the research and development department of Shanghai Real Estate Exchange Co., Ltd. Mr. Ding currently also serves as vice principal of the E-House Research and Training Institute, an executive director of the China Real Estate Research Association, secretary-general of the Real Estate Broker Professional Committee Intermediary Committee of China Real Estate Association, an advisor on the real estate market for the Ministry of Housing and Urban-Rural Development, an independent director of Shanghai Chengtou Holding Co., Ltd., a company listed on Shanghai Stock Exchange, an independent director of Sanxiang Co., Ltd., a company listed on Shenzhen Stock Exchange, and an independent director of Powerlong Real Estate Holdings limited, a company listed on Hong Kong Stock Exchange. Mr. Ding was named “Shanghai Outstanding Young Merchant” in 2012, and was named one of the “Top Ten Shanghai Young Merchants for 2011-2012” in 2013. Mr. Ding received a bachelor’s degree and a Ph.D. degree from Shanghai East China Normal University in China.

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

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid an aggregate of approximately $5.3 million in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors.

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

Our subsidiary, CRIC, adopted a share incentive plan, or the CRIC Plan, on September 9, 2008. Prior to the completion of our merger with CRIC in April 2012, CRIC granted options to purchase ordinary shares of CRIC and restricted shares to certain CRIC directors, executive officers and employees as well as some of our directors and officers who had made contributions to CRIC. As of the Effective Time of our merger with CRIC, the CRIC Plan was terminated, and we assumed each CRIC option that was outstanding as of the Effective Time, whether vested or unvested, and converted each CRIC option into E-House options pursuant to the formula set forth in the merger agreement. See “Item 4. Information on the Company—A. History and Development of the Company” for a description of the merger. At the Effective Time, we assumed the CRIC options and restricted shares and converted them into options to purchase an aggregate of 15,107,745 ordinary shares of E-House and 77,875 restricted shares of E-House. The terms of these E-House options and restricted shares are similar to those granted by CRIC under the CRIC Plan.

As of March 31, 2015, the aggregate number of ordinary shares underlying outstanding options was 9,285,425 and the aggregate number of outstanding restricted shares granted was 2,678,715. The following table summarizes, as of March 31, 2015, the options and restricted shares granted to our executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Xin Zhou	1,112,500		3.38	January 1, 2009	December 31, 2018
	445,000		0.74	April 23, 2009	April 22, 2015
	100,000	*	N/A	November 24, 2010	N/A
	133,500		5.34	March 10, 2011	March 9, 2021
	2,492,000		4.22	October 10, 2011	October 9, 2021
	200,000		5.31	October 10, 2011	October 9, 2021
	100,000	*	N/A	December 1, 2012	N/A
	150,000	*	N/A	December 1, 2013	N/A
	150,000	*	N/A	December 1, 2014	N/A
Charles Chao	60,000		5.50	March 9, 2007	December 28, 2009
	20,000		5.37	April 15, 2008	December 28, 2009
	445,000		5.34	September 24, 2009	September 23, 2019
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
	50,000	*	N/A	December 1, 2014	N/A
Neil Nanpeng Shen	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	35,600		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	22,250		5.34	March 10, 2011	March 9, 2021
	26,700		4.22	October 10, 2011	October 9, 2021
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
	15,000	*	N/A	December 1, 2014	N/A
Bing Xiang	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
	15,000	*	N/A	December 1, 2014	N/A

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Hongchao Zhu	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
	15,000	*	N/A	December 1, 2014	N/A
Jeffrey Zhijie Zeng	40,000		5.37	August 3, 2008	August 2, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
	15,000	*	N/A	December 1, 2014	N/A
Winston Li	20,000	*	N/A	March 7, 2014	N/A
	20,000	*	N/A	December 1, 2014	N/A
David Jian Sun	15,000	*	N/A	March 7, 2014	N/A
	15,000	*	N/A	December 1, 2014	N/A
Canhao Huang	40,000		5.37	April 15, 2008	April 14, 2018
	22,250		3.38	January 1, 2009	December 31, 2018
	44,500		5.34	September 24, 2009	September 23, 2019
	50,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
	50,000	*	N/A	December 1, 2014	N/A
Li-Lan Cheng	436,364	(1)	3.30	November 28, 2006	N/A
	40,000		5.37	April 15, 2008	April 14, 2018
	77,875	(1)	N/A	July 30, 2009	N/A
	80,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
	60,000	*	N/A	December 1, 2012	N/A
	100,000	*	N/A	December 1, 2013	N/A
	100,000	*	N/A	December 1, 2014	N/A
Bin Laurence	267,000		5.34	July 30, 2009	July 29, 2019
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	60,000	*	N/A	December 1, 2012	N/A
	60,000	*	N/A	December 1, 2013	N/A
	60,000	*	N/A	December 1, 2014	N/A
Jianjun Zang	40,000		5.37	April 15, 2008	April 14, 2018
	22,250		3.38	January 1, 2009	December 31, 2018
	44,500		5.34	September 24, 2009	September 23, 2019
	80,000	*	N/A	December 21, 2009	N/A
	80,000	*	N/A	November 24, 2010	N/A
	200,000		5.31	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
	50,000	*	N/A	December 1, 2014	N/A

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Zuyu Ding	100,000		5.37	July 17, 2007	July 16, 2017
	40,000		5.37	April 15, 2008	April 14, 2018
	814,350		3.38	January 1, 2009	December 31, 2018
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
	50,000	*	N/A	December 1, 2014	N/A
Yinyu He	8,900		0.72	September 6, 2008	September 5, 2014
	35,600		5.34	March 10, 2011	March 9, 2021
	71,200		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
Other individuals as a group	13,785,332	(2)(3)**	0.72 to 5.50	March 9, 2007 to December 1, 2014	September 5, 2014 to October 9, 2021 or N/A

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

(3)         As of March 31, 2015, options and restricted shares representing an aggregate of 1,265,913 ordinary shares previously granted to various individuals had been cancelled.

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

Leju Share Incentive Plan

In November 2013, Leju, our subsidiary, adopted a share incentive plan, or the Leju Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the subsidiary. The Leju Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan is 10,434,783 ordinary shares of Leju initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. We have granted options to purchase ordinary shares of Leju to certain directors, executive officers and employees of Leju as well as some of our directors and executive officers who have made contributions to Leju.

As of March 31, 2015, the aggregate number of ordinary shares of Leju underlying outstanding options granted under the Leju Plan is 5,897,635 and the aggregated number of outstanding restricted shares of Leju granted under the Leju Plan is 1,230,136. The following table summarizes, as of March 31, 2015, the options and restricted shares granted under the Leju Plan to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price ($/Share)	Date of Grant	Date of Expiration(1)
Xin Zhou	360,000	*	4.6	December 1, 2013	N/A
Charles Chao	360,000		4.6	December 1, 2013	November 30,2023
Neil Nanpeng Shen	20,000		4.6	December 1, 2013	November 30,2023
Bing Xiang	20,000		4.6	December 1, 2013	November 30,2023
Hongchao Zhu	20,000		4.6	December 1, 2013	November 30,2023
Jeffrey Zhijie Zeng	20,000		4.6	December 1, 2013	November 30,2023
Winston Li	40,000	*	N/A	March 18, 2014	N/A
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
Canhao Huang	30,000		4.6	December 1, 2013	November 30,2023
Li-Lan Cheng	240,000	*	4.6	December 1, 2013	N/A
Bin Laurence	60,000	*	4.6	December 1, 2013	N/A
Jianjun Zang	30,000		4.6	December 1, 2013	November 30,2023
Zuyu Ding	30,000		4.6	December 1, 2013	November 30,2023
Yinyu He	720,000		4.6	December 1, 2013	November 30,2023
	100,000	*	N/A	March 18, 2014	N/A
Other individuals as a group	5,873,462	**		December 1, 2013 to March 18, 2014	November 30,2023 or N/A

(1)         Options granted under the Leju Plan have a ten-year term from the date of grant, whereas restricted shares are not subject to such a term.

*                 Represents restricted shares.

**          Includes options and restricted shares.

The remaining terms of the Leju Plan are substantially identical to the terms of the E-House Plan described above.

Scepter Share Incentive Plan

In August 2014, Scepter, our 51% owned subsidiary, adopted a share incentive plan, or the Scepter Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the subsidiary. The Scepter Plan permits the grant of options and restricted shares to Scepter’s employees, officers and directors, as well as our employees who render services to Scepter. The maximum number of shares that may be issued pursuant to all awards under the Scepter Plan is 750,000 ordinary shares of Scepter. In August 2014, Scepter granted options to certain of its employees and certain of our employees for the purchase of 455,000 ordinary shares pursuant to the Scepter Plan.

As of March 31, 2015, the aggregate number of ordinary shares of Scepter underlying outstanding options granted under the Scepter Plan is 440,000. The following table summarizes, as of March 31, 2015, the options granted under the Scepter Plan to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised, if any.

Name	Ordinary Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration(1)
Xin Zhou	15,000	3.30	August 8, 2014	August 7, 2024
Charles Chao	15,000	3.30	August 8, 2014	August 7, 2024
Neil Nanpeng Shen	15,000	3.30	August 8, 2014	August 7, 2024
Bing Xiang	15,000	3.30	August 8, 2014	August 7, 2024
Hongchao Zhu	15,000	3.30	August 8, 2014	August 7, 2024
Jeffrey Zhijie Zeng	15,000	3.30	August 8, 2014	August 7, 2024
Winston Li	15,000	3.30	August 8, 2014	August 7, 2024
David Jian Sun	15,000	3.30	August 8, 2014	August 7, 2024
Canhao Huang	15,000	3.30	August 8, 2014	August 7, 2024
Li-Lan Cheng	15,000	3.30	August 8, 2014	August 7, 2024
Bin Laurence	10,000	3.30	August 8, 2014	August 7, 2024
Jianjun Zang	5,000	3.30	August 8, 2014	August 7, 2024
Zuyu Ding	10,000	3.30	August 8, 2014	August 7, 2024
Yinyu He	5,000	3.30	August 8, 2014	August 7, 2024
		3.30	August 8, 2014	August 7, 2024
Other individuals as a group	260,000	3.30	August 8, 2014	August 7, 2024

(1)         Options granted under the Scepter Plan have a ten-year term from the date of grant.

The remaining terms of the Scepter Plan are substantially identical to the terms of the E-House Plan described above.

C.                                    Board Practices

Our board of directors currently consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us must declare the nature of his interest at a meeting of the directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and, if he does so, his vote must be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever outright or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

In 2014, our board of directors held meetings or passed unanimous written resolution in lieu of meeting seven times.

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

In 2014, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting five times.

Compensation Committee. Our compensation committee consists of Hongchao Zhu and David Jian Sun, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Hongchao Zhu is the chair of our compensation committee. The purpose of the compensation committee is, among other things, to discharge the responsibilities of our board of directors relating to compensation of our directors and executive officers, including reviewing and evaluating and, if necessary, revising the compensation plans, policies and programs of our company adopted by our management. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management

In 2014, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting twice.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of David Jian Sun and Hongchao Zhu, both of whom satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. Jian Sun is the chair of our nominating and corporate governance committee.

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

•                  developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to our company; and

•                  monitoring of compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations

In 2014, our nominating and corporate governance committee passed unanimous written resolutions in lieu of meeting once.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to act honestly and in good faith with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our shareholders or the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive months and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association..

D.                                    Employees

We had 15,088, 18,927 and 23,129 employees as of December 31, 2012, 2013 and 2014, respectively. The table sets forth the number of employees by area of business as of December 31, 2014:

	Number of Employees	Percentage of Employees
Corporate Offices	3,523	15.23%
Research Department	5,246	22.68%
Sales Staff	14,360	62.09%
Total	23,129	100.00%

We consider our relations with our employees to be good.

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2015, we had 148,254,830 ordinary shares issued. Among the 148,254,830 ordinary shares issued, 5,928,517 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Officers(1):
Xin Zhou(2)(†)	34,919,591	24.0
Charles Chao	*	*
Neil Nanpeng Shen(3)	3,648,363	2.6
Bing Xiang	*	*
Hongchao Zhu	*	*
Jeffrey Zhijie Zeng	*	*
Winston Li	*	*
David Jian Sun	*	*
Canhao Huang(†)	*	*
Li-Lan Cheng(†)	*	*
Bin Laurence(†)	*	*
Jianjun Zang(4)(†)	3,048,632	2.1
Zuyu Ding(†)	*	*
Yinyu He(†)	*	*
All Directors and Executive Officers as a Group(†)	40,656,693	27.6

Principal Shareholders:
SINA Corporation(5)	29,333,740	20.6
Kanrich Holdings Limited(6)	17,790,125	12.5
Jun Heng Investment Limited(7)(†)	9,665,000	6.8
Accounts managed by Kylin Management LLC(8)	8,237,538	5.8
GIC Private Limited(9)	8,214,449	5.8

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

(2)         Includes (i) 216,666 ordinary shares that Mr. Zhou personally held, (ii) 3,183,000 ordinary shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days after March 31, 2015, (iii) 4,064,800 shares beneficially owned by On Chance, (iv) 9,665,000 shares beneficially owned by Jun Heng, and (v) 17,790,125 ordinary shares held by Kanrich. Each of On Chance, Jun Heng and Kanrich is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. Mr. Zhou disclaims beneficial ownership of the ordinary shares owned by On Chance, Jun Heng and Kanrich except to the extent of his pecuniary interest therein. A total of 31,500,000 ordinary shares held by Kanrich, On Chance and Jun Heng are subject to a share charge for the benefit of a third-party lender, which has entered into a margin loan facility agreement and related share and account charge with Kanrich to provide financing for Kanrich’s purchase of certain ordinary shares from us.

(3)         Includes 2,084,874 ordinary shares directly held by Smart Create Group Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, 1,363,939 ordinary shares directly held by Smart Master International Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, 35,000 ordinary shares that Mr. Shen personally held, and 164,550 ordinary shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after March 31, 2015. The business address of Mr. Shen is Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

(4)         Includes (i) 20,185 ordinary shares that Mr. Zang personally held, (ii) 306,750 ordinary shares that Mr. Zang has the right to acquire upon exercise of options within 60 days after March 31, 2015, (iii) 2,632,746 ordinary shares held by Jun Heng which is approximately 27.24% owned by Mr. Zang, and (iv) 88,951 ordinary shares held by Kanrich which is 0.5% owned by Mr. Zang.

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

(7)         Includes 9,665,000 ordinary shares. Jun Heng is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

(8)         Based on Schedule 13G filed by Kylin Offshore Master Fund Ltd., Kylin Offshore Long Master Fund Ltd., Kylin Capital LLC, Kylin Management LLC and Mr. Ted Kang on February 17, 2015. Kylin Management LLC is the investment manager of Kylin Offshore Master Fund Ltd. and other accounts it separately manages. Kylin Offshore Master Fund Ltd. holds 6,303,280 ADSs and the separately managed accounts hold in the aggregate an additional 1,919,442 ADSs. Mr. Ted Kang is the manager of Kylin Management LLC. Kylin Management LLC and Mr. Kang may each be deemed to have voting and dispositive power with respect to the shares held by Kylin Offshore Master Fund Ltd. and the separately managed accounts. Kylin Capital LLC is the investment manager of Kylin Offshore Long Master Fund Ltd. Kylin Offshore Long Master Fund Ltd. holds 14,816 ADSs. Mr. Ted Kang is the manager of Kylin Capital LLC. Kylin Capital LLC and Mr. Kang may each be deemed to have voting and dispositive power with respect to the shares held by Kylin Offshore Long Master Fund Ltd. The business address of each of Kylin Management LLC, Kylin Capital LLC and Mr. Kang is 366 Madison Avenue, 16th Floor, New York, New York 10017. The business address of each of Kylin Offshore Master Fund Ltd. and Kylin Offshore Long Master Fund Ltd. is c/o Citco (Canada) Inc., 2 Bloor Street, Suite 2700, Toronto, Ontario M4W 1A8, Canada.

(9)         Based on Schedule 13G filed by GIC Private Limited on February 11, 2015. GIC Private Limited is a fund manager and only has two clients — the Government of Singapore and the Monetary Authority of Singapore. The Government of Singapore beneficially owns 6,765,014 ADSs, including 746,527 ADSs that might be acquired upon conversion of the convertible notes issued by us, and the Monetary Authority of Singapore beneficially owns 1,449,435 securities, including 248,930 ADSs that might be acquired upon conversion of convertible notes issued by us. GIC Private Limited may be deemed to have voting and dispositive power with respect to the shares held by the Government of Singapore and the Monetary Authority of Singapore. The business address of GIC Private Limited is 168, Robinson Road, #37-01, Capital Tower, Singapore 068912.

Immediately following our initial public offering, Xin Zhou held 41.7% of our ordinary shares and as of March 31, 2015, he beneficially owned 24.0% of our ordinary shares.

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

To our knowledge, to fund part of the purchase price for the share issuance closed on March 22, 2013, Kanrich and Prominent Asset Investment Limited entered into a margin loan facility agreement on March 22, 2013, pursuant to which Kanrich obtained a two-year term loan from Prominent Asset Investment Limited in the principal amount of $44.0 million, and on March 20, 2015, Kanrich and Prominent Asset Investment Limited entered into an amendment agreement to the original margin loan facility agreement, which, among others, has extended the term of the loan for another two years. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Management and Affiliates—Share Issuance to Management.” In connection with the margin loan, Kanrich, Jun Heng and On Chance charged in favor of Prominent Asset Investment Limited all their present and future rights, title and interest in and to the 17,790,125 ordinary shares, 9,665,000 ordinary shares and 4,044,875 ordinary shares held by them, respectively, and all their present and future rights, title and interest in respect of or represented by each relevant securities account each of them maintains with the custodian of Prominent Asset Investment Limited, as the continuing security for the due and punctual performance and discharge of all the obligations under the margin loan facility agreement and other documents relating to the margin loan. Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of March 31, 2015, 83,760,539 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 5,928,517 of the 83,760,539 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Agreements with Leju

Carve-out Agreements

Leju is currently our majority-owned subsidiary. Prior to the initial public offering of Leju, we provided Leju with accounting, administrative, marketing, internal control, customer service and legal support services, and also provided Leju with the services of a number of our executives and employees.

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

Transactions with Management and Affiliates

Share Issuance to Management

We entered into a share purchase agreement with Kanrich, an entity jointly established by Mr. Xin Zhou, our co-chairman and chief executive officer, and certain other management members and controlled by Mr. Xin Zhou, on December 27, 2012, and an amendment to the share purchase agreement on March 22, 2013. Pursuant to the share purchase agreement and the amendment, we issued to Kanrich 17,790,125 ordinary shares at a purchase price of approximately $62.6 million at a closing that occurred on March 22, 2013. The shares issued to Kanrich were subject to a 12-month lock-up restriction. This lock-up restriction was not applicable to the creation or enforcement of the share charge created by Kanrich for the benefit of Prominent Asset Investment Limited, a third-party lender, which entered into a margin loan facility agreement and related share and account charge with Kanrich to provide financing for the purchase of the 17,790,125 ordinary shares from us. We have agreed to register part or all of the shares subject to the share charge on a shelf registration statement at the expense of Kanrich under certain conditions and upon occurrence of certain circumstances, if ever.

Other Transactions with Management

As of December 31, 2014, we had a payable balance of $2.0 million to our management. The amount represents consideration paid by management for unvested restricted shares granted under the Leju Plan.

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

Transactions with Affiliates

Transactions with Shanghai Yueshun Real Estate Development Co., Ltd. Shanghai Yueshun Real Estate Development Co., Ltd. is an entity partially owned by Mr. Xin Zhou. As of December 31, 2012, 2013 and 2014, we had a receivable balance of $0.3 million, $0.3 million and $0.3 million, respectively, from Shanghai Yueshun Real Estate Development Co., Ltd., representing rental cost paid on behalf of this entity.

Transactions with Shanghai Jinyue Real Estate Development Co., Ltd. Mr. Xin Zhou is a director of Shanghai Jinyue Real Estate Development Co., Ltd. As of December 31, 2012, 2013 and 2014, we had a payable balance of $0.4 million, $0.4 million and $0.4 million, respectively, to Shanghai Jinyue Real Estate Development Co., Ltd., representing the rental expenses paid by Shanghai Jinyue Real Estate Development Co., Ltd. on behalf of us.

Transactions with Beijing China Real Estate Research Association Technology Ltd. Beijing China Real Estate Research Association Technology Ltd. is a joint venture formed by us with China Real Estate Research Association and China Real Estate Association. In 2012, we purchased services from Beijing China Real Estate Research Association Technology Ltd. for an amount of $0.5 million. Our payable balance due to Beijing China Real Estate Research Association Technology Ltd. for these services was $3,892 and nil as of December 31, 2013 and 2014, respectively. Moreover, we generate revenues of $51,120, $1.1 million and $0.1 million from Beijing China Real Estate Research Association Technology Ltd. for the years ended December 31, 2012, 2013, and 2014, respectively. Additionally, as of December 31, 2013 and 2014, we had a receivable balance of $1.0 million and $684 from Beijing China Real Estate Research Association Technology Ltd.

Transactions with SINA. The total cost recognized for the advertising agency fee purchased from SINA in 2012, 2013 and 2014 was $5.1 million, $6.0 million and $6.6 million, respectively. The selling and general expenses recognized for advertising purchased from SINA was nil, nil and $4.9 million in 2012, 2013 and 2014, respectively. The intangible assets purchased from SINA was nil, nil and $1.5 million in 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, we had a payable balance of $1.7 million and $3.7 million to SINA, representing online advertising agency fee payable to SINA and payable in connection with the purchase of intangible assets from SINA. In 2012, we provided online advertising services to SINA, from which we generated $1,855 in revenues. In 2014, we provided consulting services to SINA, from which we generated $0.4 million in revenues. As of December 31, 2014, we had a receivable balance of $0.1 million from SINA. Mr. Charles Chao, SINA’s chairman and chief executive Officer, has served as a co-chairman of our board of directors since April 2012 and SINA became our related party since then.

Transactions with Hangzhou Kuyue Technology Limited, or Hangzhou Kuyue. As of December 31, 2014, we had a payable balance of $0.9 million to Hangzhou Kuyue, representing the mobile platform purchased from Hangzhou Kuyue and the total intangible assets of $1.8 million recognized from Hangzhou Kuyue in 2014. We have 21% equity interest in Hangzhou Kuyue.

Transactions with Shanghai Guanfu Treasure-house Assets Management Co., Ltd., or Shanghai Guanfu. Shanghai Guanfu is indirectly controlled by Mr. Xin Zhou. As of December 31, 2014, we had a payable balance of $0.3 million to Shanghai Guanfu, representing the rental services purchased from Shanghai Guanfu in 2014. The total consideration for the rental services purchased from Shanghai Guanfu in 2014 was $0.4 million.

All of the receivable balances and payable balances stated above were unsecured, interest free and had no fixed repayment term.

Real Estate Investment Fund Management

In January 2008, we formed E-House China Real Estate Investment Fund I, L.P., or the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, our co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, our director, invested a total of $28.0 million in the Fund. They are also among the non-controlling shareholders of the general partner. We have no investment in the Fund. We manage the Fund through our 51% owned subsidiary, E-House Real Estate Asset Management Limited, which acts as the Fund’s general partner. The general partner receives annual management fees and carried interest. We are entitled to carried interest from the Fund in the event that the investors in the Fund achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We generated $0.2 million, $63,567 and $5.4 million of revenues from the Fund in 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the receivable balance from the Fund was nil and $5.4 million, respectively.

In January 2010, we formed E-House Shengyuan Equity Investment Center, or Shengyuan Center, which seeks equity investment in China’s real estate sector. Our 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner receives annual management fees and carried interest. We are entitled to carried interest from Shengyuan Center in the event that the investors in Shengyuan Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We had an investment commitment of RMB65.0 million (US$10.5 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB40.0 million (US$6.4 million) to Shengyuan Center, half of which was paid in February 2010 and the other half was paid in December 2011. In 2013 and 2014, respectively, we received RMB2.8 million (US$0.5 million) and RMB10.9 million (US$1.8 million) capital return from Shengyuan Center. We earned $1.6 million, $1.5 million and $1.4 million in management fees from the Center in 2012, 2013 and 2014, respectively, which were fully collected in the year when such management fees were earned.

In April 2010, we formed E-House Shengquan Equity Investment Center, or Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. Our 51% owned subsidiary, Shanghai Yidexin Equity Investment Management Co., Ltd., acts as Shengquan Center’s general partner. The general partner will receive annual management fee and carried interest. We are entitled to carried interest from Shengquan Center in the event that the investors in Shengquan Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. Mr. Xin Zhou, our co-chairman and chief executive officer, had an investment commitment of RMB9.0 million (US$1.5 million) to Shengquan Center, half of which was paid in May 2010 and the other half was paid in July 2011. We earned $0.6 million, $0.6 million and $0.6 million in management fees from Shengquan Center in 2012, 2013 and 2014, respectively, which were fully collected in the year when such management fees were earned. We have no investment in Shengquan Center.

In May 2012, we formed a limited partnership, Wuling Center, in Shanghai, for the purpose of making equity investments in suitable industries. Our 51% owned subsidiary, Shanghai Yidezhen Equity Investment Center, acts as Wuling Center’s general partner. The general partner will receive annual management fees and carried interest. We are entitled to carried interest from Wuling Center in the event that the investors in Wuling Center achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We committed to invest RMB60.0 million (US$9.7 million) in Wuling Center, of which RMB15.0 million (US$2.4 million) was paid in November 2012, and RMB27.0 million (US$4.4 million) was paid in 2013, and the remaining balance of RMB18.0 million (US$2.9 million) was paid in 2014. An entity controlled by Mr. Xin Zhou, our co-chairman and chief executive officer, committed to invest RMB45.0 million (US$7.3 million) in Wuling Center, of which RMB31.5 million (US$5.1 million) was paid in 2013, and the remaining balance of RMB13.5 million (US$2.2 million) was paid in 2014. We earned $3.8 million and $3.0 million in management fees from Wuling Center in 2013 and 2014, respectively, which was fully collected in the year when such management fees were earned.

We hold 0.6%, 0.5% and 0.5% equity interest of Suzhou Hehui Xuyuechang Equity Investment Center, Suzhou Hehui Xuyuerong Equity Investment Center and Suzhou Hehui Xuyuezhen Equity Investment Center, respectively. We also act as a non-acting general partner and provide investment advice to the entities. We earned an aggregate of $0.3 million and $1.1 million in management fees from such funds in 2013 and 2014, respectively. The management fees earned in 2013 was fully collected as earned, and we had an aggregate of $0.6 million in advanced management fees from above three funds as of December 31, 2013. Part of the management fees earned in 2014 was not collected as earned, and we had an aggregate of $0.4 million of management fees receivables from above three funds as of December 31, 2014.

In 2014, we formed a limited partnership, Shanghai Shouxin Equity Investment Center, or Shouxin Center, for the purpose of making equity investments suitable industries. Shanghai Yidezhao Equity Investment Center, our 51% owned subsidiary, acts as Shouxin Center’s general partner. The general partner receives annual management fee and carried interest on a success basis. We prepaid RMB15.0 million (US$2.4 million) in 2013 for a 13.0% equity interest in Shouxin Center, which did not finalize its registration until 2014. In August 2014, we disposed of 12.2% equity interest in Shouxin Center for a total consideration of $2.3 million, of which 4.8% was transferred to an unrelated third party investor, 7.4% was transferred to two employees of our company, at the same unit price. The equity interests were transferred at book value, which approximated their fair value at the time as the entity was just established with no material change in fair value. Therefore, no gain or loss was recognized from the disposal of our equity interests in Shouxin Center in 2014. We continue to account for the remaining 0.9% equity interest using equity method of accounting. We earned $0.1 million management fees from Shouxin Center in 2014, which was fully collected in the year when such management fees were earned.

In 2014, we formed a limited partnership, Shanghai Muxin Equity Investment Center, or Muxin Center, for the purpose of making equity investments in suitable industries. Shanghai Yidezhao Equity Investment Center acts as Muxin Center’s general partner. The general partner receives annual management fee and carried interest on a success basis. We prepaid RMB25.0 million (US$4.0 million) in 2013 for a 23.4% equity interest in Muxin Center, which did not finalize its registration until 2014. We earned $0.2 million management fees from Muxin Center in 2014, which was fully collected in the year when such management fees were earned. We also received $0.1 million as advance management fees from Muxin Center as of December 31, 2014.

Contractual Agreements with Tian Zhuo

Prior to October 2012, Tian Zhuo was our consolidated variable interest entity as a result of the contractual arrangements entered into between Shanghai CRIC, Tian Zhuo and the shareholders of Tian Zhuo. In October 2012, the shareholders of Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, transferred all of their equity interests in Tian Zhuo to Shanghai Lerong Information Technology Co., Ltd., a subsidiary of Beijing Leju, so that Tian Zhuo became an indirect wholly owned subsidiary of Beijing Leju, and the previous contractual arrangement among Shanghai CRIC, Tian Zhuo and its shareholders was terminated accordingly. In connection with the transfer of equity interest, Mr. Xin Zhou assigned the loans in an aggregate amount of RMB89.0 million (US$14.3 million) that he previously extended to Tian Zhou for various business purposes to Shanghai CRIC to satisfy his own payment obligations to Shanghai CRIC in the same amount under the three loan agreements he entered into with Shanghai CRIC on April 1, 2008, September 8, 2008 and July 20, 2009, respectively. In December 2013, Shanghai Lerong Information Technology Co., Ltd. transferred all of its equity interests in Tian Zhuo to Shanghai Kushuo, so that Tian Zhuo has become a wholly owned subsidiary of Shanghai Kushuo.

Contractual Agreements with Our VIEs

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

Agreements that Provide Us with Effective Control over Beijing Leju

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

Loan Agreement. Under the loan agreement among Shanghai SINA Leju, Xudong Zhu and Zuyu Ding, dated September 10, 2011, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million (US$1.3 million) to Xudong Zhu and RMB2.0 million (US$0.3 million) to Zuyu Ding, respectively, solely for their purchase of equity interests in Beijing Leju. The loan will be due upon the earlier of September 9, 2031 or the expiration of the term of business of either Shanghai SINA Leju or Beijing Leju.

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

Agreement that Transfers Economic Benefits of Beijing Leju to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai SINA Leju and Beijing Leju dated as of May 8, 2008, Shanghai SINA Leju provides Beijing Leju with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai SINA Leju, Beijing Leju may not engage any third party to provide the services offered by Shanghai SINA Leju under this agreement. Beijing Leju shall pay service fees to Shanghai SINA Leju for the technology services provided based on the number of working hours of Shanghai SINA Leju’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$645) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$322) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$161) per hour per person. The term of this exclusive technical support agreement will expire upon dissolution of Beijing Leju.

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

Agreements that Provide Us with Effective Control over Shanghai Yi Xin

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

Loan Agreement. Under the loan agreement among Shanghai Yi Yue, Zuyu Ding and Weijie Ma dated September 20, 2011, Shanghai Yi Yue granted an interest-free loan of RMB10.5 million (US$1.7 million) to Zuyu Ding and RMB4.5 million (US$0.7 million) to Weijie Ma, respectively, solely for their purchase of equity interests in Shanghai Yi Xin. The loan will be due upon the earlier of September 20, 2031 or the expiration of the term of business of either Shanghai Yi Yue or Shanghai Yi Xin.

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

Agreement that Transfers Economic Benefits of Shanghai Yi Xin to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai Yi Yue and Shanghai Yi Xin dated December 5, 2011, Shanghai Yi Yue provides Shanghai Yi Xin with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Yi Yue, Shanghai Yi Xin may not engage any third party to provide the services offered by Shanghai Yi Yue under this agreement. Shanghai Yi Xin shall pay service fees to Shanghai Yi Yue for the technology services provided based on the number of working hours of Shanghai Yi Yue’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$645) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$322) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$161) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,223) per month; the fee for technical training is at the rate of RMB10,000 (US$1,612) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,223) per month. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Yi Xin.

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

Agreements that Provide Us with Effective Control over Beijing Jiajujiu

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

Loan Agreement. Under the loan agreement among Beijing Maiteng, Zuyu Ding and Weijie Ma dated February 1, 2012, Beijing Maiteng granted an interest-free loan of RMB10.5 million (US$1.7 million) to Zuyu Ding and RMB4.5 million (US$0.7 million) to Weijie Ma, respectively, solely for their purchase of equity interests in Beijing Jiajujiu. The loan will be due upon the earlier of February 1, 2032 or the expiration of the term of business of either Beijing Maiteng or Beijing Jiajujiu.

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

Agreement that Transfers Economic Benefits of Beijing Jiajujiu to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Beijing Maiteng and Beijing Jiajujiu dated April 1, 2012, Beijing Maiteng provides Beijing Jiajujiu with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Beijing Maiteng, Beijing Jiajujiu may not engage any third party to provide the services offered by Beijing Maiteng under this agreement. Beijing Jiajujiu shall pay service fees to Beijing Maiteng for the technology services provided based on the number of working hours of Beijing Maiteng’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$645) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$322) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$161) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,223) per month; the fee for technical training is at the rate of RMB10,000 (US$1,612) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,223) per month. The term of this exclusive technical support agreement will expire upon dissolution of Beijing Jiajujiu.

Contractual Agreements with Shanghai Kushuo

In December 2013, Zuyu Ding and Weijie Ma became the shareholders of Shanghai Kushuo, through initial contribution to its registered capital. Shanghai Kushuo is 50% owned by Zuyu Ding and 50% owned by Weijie Ma. Shanghai Yifang Software Co., Ltd., or Shanghai Yifang, has entered into agreements with Shanghai Kushuo and its shareholders, which provide Shanghai Yifang with the substantial ability to control Shanghai Kushuo and make it a primary beneficiary of Shanghai Kushuo. We operate our real estate offline advertising business, real estate financial services and community value-added services through these contractual arrangements with Shanghai Kushuo and its shareholders. Under PRC law, each of Shanghai Yifang and Shanghai Kushuo is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Yifang and Shanghai Kushuo, Shanghai Kushuo does not transfer any other funds generated from its operations to Shanghai Yifang.

Agreements that Provide Us with Effective Control over Shanghai Kushuo

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

Loan Agreement. Under the loan agreement among Shanghai Yifang, Zuyu Ding and Weijie Ma dated November 26, 2013, Shanghai Yifang granted an interest-free loan of RMB5 million (US$0.8 million) to Zuyu Ding and RMB5 million (US$0.8 million) to Weijie Ma, respectively, solely for their contribution of register capital of Shanghai Kushuo. The loan will be due upon the earlier of November 25, 2033 or the expiration of the term of business of either Shanghai Yifang or Shanghai Kushuo.

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

Agreement that Transfers Economic Benefits of Shanghai Kushuo to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai Yifang and Shanghai Kushuo dated December 31, 2013, Shanghai Yifang provides Shanghai Kushuo with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Yifang, Shanghai Kushuo may not engage any third party to provide the services offered by Shanghai Yifang under this agreement. Shanghai Kushuo shall pay service fees to Shanghai Yifang for the technology services provided based on the number of working hours of Shanghai Yifang’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$645) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$322) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$161) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,223) per month; the fee for technical training is at the rate of RMB10,000 (US$1,612) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,223) per month. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Kushuo.

Contractual Agreements with Shanghai E-Cheng

In May 2014, Zuyu Ding and Weijie Ma became the shareholders of Shanghai E-Cheng, through initial contribution to its registered capital. Shanghai E-Cheng is 50% owned by Zuyu Ding and 50% owned by Weijie Ma. Shanghai Baoyi has entered into agreements with Shanghai E-Cheng and its shareholders, which provide Shanghai Baoyi with the substantial ability to control Shanghai E-Cheng and make it a primary beneficiary of Shanghai E-Cheng. We operate financing and fund management business through these contractual arrangements with Shanghai E-Cheng and its shareholders. Under PRC law, each of Shanghai Baoyi and Shanghai E-Cheng is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Baoyi and Shanghai E-Cheng, Shanghai E-Cheng does not transfer any other funds generated from its operations to Shanghai Baoyi.

Agreements that Provide Us with Effective Control over Shanghai E-Cheng

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 14, 2014, each of Zuyu Ding and Weijie Ma granted an irrevocable and unconditional option to Shanghai Baoyi, that entitles Shanghai Baoyi or its designated entity or individual to acquire all or part of the equity interests held by him in Shanghai E-Cheng at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Shanghai E-Cheng will be equal to the registered capital of Shanghai E-Cheng, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Shanghai E-Cheng irrevocably and unconditionally granted Shanghai Baoyi an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Shanghai E-Cheng. The exercise price for purchasing the assets of Shanghai E-Cheng will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Shanghai Baoyi or any third party designated by Shanghai Baoyi. This agreement will terminate after all the equity interest in and the assets of Shanghai E-Cheng are lawfully transferred to Shanghai Baoyi and/or any other entity or individual designated by Shanghai Baoyi.

Loan Agreement. Under the loan agreement among Shanghai Baoyi, Zuyu Ding and Weijie Ma dated April 28, 2014, Shanghai Baoyi granted an interest-free loan of RMB0.5 million (US$0.1 million) to Zuyu Ding and RMB0.5 million (US$0.1 million) to Weijie Ma, respectively, solely for their contribution of register capital of Shanghai E-Cheng. The loan will be due upon the earlier of April 27, 2034 or the expiration of the term of business of either Shanghai Baoyi or Shanghai E-Cheng.

Shareholder Voting Right Proxy Agreement. Under the shareholder voting right proxy agreement among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 14, 2014, each of Zuyu Ding and Weijie Ma will irrevocably grant any person designated by Shanghai Baoyi the power to exercise all voting rights which he will be entitled to as shareholder of Shanghai E-Cheng at that time. The agreement will expire on May 13, 2034, 20 years from the date of execution. The term of the agreement can be automatically extended for one year upon expiration of the initial term or the extension thereof, if Shanghai Baoyi gives a written notice requesting extension at least thirty (30) days prior to the expiration.

Power of Attorney. Under each of the powers of attorneys signed by Zuyu Ding and Weijie Ma, respectively, on May 14, 2014, each of Zuyu Ding and Weijie Ma irrevocably granted Xin Zhou, a person designated by Shanghai Baoyi, the power to exercise all voting rights which he is entitled to as a shareholder of Shanghai E-Cheng. Each of the powers of attorneys will be valid until the expiration or the early termination of the shareholder voting right proxy agreement among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 14, 2014, unless Shanghai Baoyi designates another person to replace the attorney.

Equity Pledge Agreement. Under the equity pledge agreement among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 14, 2014, all of the equity interest in Shanghai E-Cheng was pledged to Shanghai Baoyi to guarantee the performance of the obligations of Shanghai E-Cheng, Zuyu Ding and Weijie Ma under the exclusive call option agreement, the loan agreement and the shareholder voting right proxy agreement. If Zuyu Ding, Weijie Ma or Shanghai E-Cheng breach their respective contractual obligations, Shanghai Baoyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Zuyu Ding and Weijie Ma shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai E-Cheng without the prior written consent of Shanghai Baoyi. The equity pledge right enjoyed by Shanghai Baoyi will expire when Zuyu Ding, Weijie Ma and Shanghai E-Cheng have fully performed their respective obligations under the above agreements.

Agreement that Transfers Economic Benefits of Shanghai E-Cheng to Us

Exclusive Support Agreement. Pursuant to an exclusive support agreement between Shanghai Baoyi and Shanghai E-Cheng dated May 14, 2014, Shanghai Baoyi provides Shanghai E-Cheng with a series of consulting support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Baoyi, Shanghai E-Cheng may not engage any third party to provide the services offered by Shanghai Baoyi under this agreement. Shanghai E-Cheng shall pay service fees to Shanghai Baoyi for the consulting services provided based on the number of working hours of Shanghai Baoyi’s personnel who provide the consulting services, at the rate of RMB4,000 (US$645) per hour per person. The fee for consulting support is at the rate of RMB20,000 (US$3,223) per month, and the fee for training is at the rate of RMB50,000 (US$8,059) per month. The term of this exclusive support agreement will expire upon dissolution of Shanghai E-Cheng.

Contractual Agreements with Shanghai Fangjia

In October 2014, Zuyu Ding and Yan Zhang became the shareholders of Shanghai Fangjia, through initial contribution to its registered capital. Shanghai Fangjia is 50% owned by Zuyu Ding and 50% owned by Yan Zhang. Shanghai CRIC has entered into agreements with Shanghai Fangjia and its shareholders, which provide Shanghai CRIC with the substantial ability to control Shanghai Fangjia and make it a primary beneficiary of Shanghai Fangjia. We operate our real estate home price rating services through these contractual arrangements with Shanghai Fangjia and its shareholders. Under PRC law, each of Shanghai CRIC and Shanghai Fangjia is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai CRIC and Shanghai Fangjia, Shanghai Fangjia does not transfer any other funds generated from its operations to Shanghai CRIC.

Agreements that Provide Us with Effective Control over Shanghai Fangjia

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai CRIC, Shanghai Fangjia, Zuyu Ding and Yan Zhang, dated October 29, 2014, each of Zuyu Ding and Yan Zhang granted an irrevocable and unconditional option to Shanghai CRIC, that entitles Shanghai CRIC or its designated entity or individual to acquire all or part of the equity interests held by him in Shanghai Fangjia at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Shanghai Fangjia will be equal to the registered capital of Shanghai Fangjia, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Shanghai Fangjia irrevocably and unconditionally granted Shanghai CRIC an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Shanghai Fangjia. The exercise price for purchasing the assets of Shanghai Fangjia will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Shanghai CRIC or any third party designated by Shanghai CRIC. This agreement will terminate after all the equity interest in and the assets of Shanghai Fangjia are lawfully transferred to Shanghai CRIC and/or any other entity or individual designated by Shanghai CRIC.

Loan Agreement. Under the loan agreement among Shanghai CRIC, Zuyu Ding and Yan Zhang dated September 16, 2014, Shanghai CRIC granted an interest-free loan of RMB2.5 million (US$0.4 million) to Zuyu Ding and RMB2.5 million (US$0.4 million) to Yan Zhang, respectively, solely for their contribution of register capital of Shanghai Fangjia. The loan will be due upon the earlier of September 15, 2034 or the expiration of the term of business of either Shanghai CRIC or Shanghai Fangjia.

Shareholder Voting Right Proxy Agreement. Under the shareholder voting right proxy agreement among Shanghai CRIC, Shanghai Fangjia, Zuyu Ding and Yan Zhang, dated October 29, 2014, each of Zuyu Ding and Yan Zhang will irrevocably grant any person designated by Shanghai CRIC the power to exercise all voting rights which he will be entitled to as shareholder of Shanghai Fangjia at that time. The agreement will expire on October 28, 2034, 20 years from the date of execution. The term of the agreement can be automatically extended for one year upon expiration of the initial term or the extension thereof, if Shanghai CRIC gives a written notice requesting extension at least thirty (30) days prior to the expiration.

Power of Attorney. Under each of the powers of attorneys signed by Zuyu Ding and Yan Zhang, respectively, on October 29, 2014, each of Zuyu Ding and Yan Zhang irrevocably granted Xin Zhou, a person designated by Shanghai CRIC, the power to exercise all voting rights which he is entitled to as a shareholder of Shanghai Fangjia. Each of the powers of attorneys will be valid until the expiration or the early termination of the shareholder voting right proxy agreement among Shanghai CRIC, Shanghai Fangjia, Zuyu Ding and Yan Zhang, dated October 29, 2014, unless Shanghai CRIC designates another person to replace the attorney.

Equity Pledge Agreement. Under the equity pledge agreement among Shanghai CRIC, Shanghai Fangjia, Zuyu Ding and Yan Zhang, dated October 29, 2014, all of the equity interest in Shanghai Fangjia was pledged to Shanghai CRIC to guarantee the performance of the obligations of Shanghai Fangjia, Zuyu Ding and Yan Zhang under the exclusive call option agreement, the loan agreement and the shareholder voting right proxy agreement. If Zuyu Ding, Yan Zhang or Shanghai Fangjia breach their respective contractual obligations, Shanghai CRIC, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Zuyu Ding and Yan Zhang shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai Fangjia without the prior written consent of Shanghai CRIC. The equity pledge right enjoyed by Shanghai CRIC will expire when Zuyu Ding, Yan Zhang and Shanghai Fangjia have fully performed their respective obligations under the above agreements.

Agreement that Transfers Economic Benefits of Shanghai Fangjia to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai CRIC and Shanghai Fangjia dated October 29, 2014, Shanghai CRIC provides Shanghai Fangjia with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai CRIC, Shanghai Fangjia may not engage any third party to provide the services offered by Shanghai CRIC under this agreement. Shanghai Fangjia shall pay service fees to Shanghai CRIC for the technology services provided based on the number of working hours of Shanghai CRIC’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$645) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$322) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$161) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,223) per month; the fee for technical training is at the rate of RMB10,000 (US$1,612) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,223) per month. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Fangjia.

Contractual Agreements with Shanghai Weihui

In October 2014, Xudong Zhu and Xi Yang became the shareholders of Shanghai Weihui by acquiring equity interest in Shanghai Weihui from Shanghai Weimi Commercial Information Consulting Co., a subsidiary of Shanghai Kushuo. Shanghai Weihui is 80% owned by Xudong Zhu and 20% owned by Xi Yang. Shanghai Weidian has entered into agreements with Shanghai Weihui and its shareholders, which provide Shanghai Weidian with the substantial ability to control Shanghai Weihui and make it a primary beneficiary of Shanghai Weihui. We plan to operate our community value-added service, which is currently operated through Shanghai Kushuo, through these contractual arrangements with Shanghai Weihui and its shareholders. Under PRC law, each of Shanghai Weidian and Shanghai Weihui is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Weidian and Shanghai Weihui, Shanghai Weihui does not transfer any other funds generated from its operations to Shanghai Weidian.

Agreements that Provide Us with Effective Control over Shanghai Weihui

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai Weidian, Shanghai Weihui, Xudong Zhu and Xi Yang, dated October 23, 2014, each of Xudong Zhu and Xi Yang granted an irrevocable and unconditional option to Shanghai Weidian, that entitles Shanghai Weidian or its designated entity or individual to acquire all or part of the equity interests held by him in Shanghai Weihui at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Shanghai Weihui will be equal to the registered capital of Shanghai Weihui, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Shanghai Weihui irrevocably and unconditionally granted Shanghai Weidian an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Shanghai Weihui. The exercise price for purchasing the assets of Shanghai Weihui will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Shanghai Weidian or any third party designated by Shanghai Weidian. This agreement will terminate after all the equity interest in and the assets of Shanghai Weihui are lawfully transferred to Shanghai Weidian and/or any other entity or individual designated by Shanghai Weidian.

Loan Agreement. Under the loan agreement among Shanghai Weidian, Xudong Zhu and Xi Yang dated October 8, 2014, Shanghai Weidian granted an interest-free loan of RMB1.6 million (US$0.3 million) to Xudong Zhu and RMB0.4 million (US$64,468) to Xi Yang, respectively, solely for their acquisition of equity interest in Shanghai Weihui. The loan will be due upon the earlier of October 7, 2034 or the expiration of the term of business of either Shanghai Weidian or Shanghai Weihui.

Shareholder Voting Right Proxy Agreement. Under the shareholder voting right proxy agreement among Shanghai Weidian, Shanghai Weihui, Xudong Zhu and Xi Yang, dated October 23, 2014, each of Xudong Zhu and Xi Yang will irrevocably grant any person designated by Shanghai Weidian the power to exercise all voting rights which he will be entitled to as shareholder of Shanghai Weihui at that time. The agreement will expire on October 22, 2034, 20 years from the date of execution. The term of the agreement can be automatically extended for one year upon expiration of the initial term or the extension thereof, if Shanghai Yifang gives a written notice requesting extension at least thirty (30) days prior to the expiration.

Power of Attorney. Under each of the powers of attorneys signed by Xudong Zhu and Xi Yang, respectively, on October 23, 2014, each of Xudong Zhu and Xi Yang irrevocably granted Xin Zhou, a person designated by Shanghai Weidian, the power to exercise all voting rights which he is entitled to as a shareholder of Shanghai Weihui. Each of the powers of attorneys will be valid until the expiration or the early termination of the shareholder voting right proxy agreement among Shanghai Weidian, Shanghai Weihui, Xudong Zhu and Xi Yang, dated October 23, 2014, unless Shanghai Weidian designates another person to replace the attorney.

Equity Pledge Agreement. Under the equity pledge agreement among Shanghai Weidian, Shanghai Weihui, Xudong Zhu and Xi Yang, dated October 23, 2014, all of the equity interest in Shanghai Weihui was pledged to Shanghai Weidian to guarantee the performance of the obligations of Shanghai Weihui, Xudong Zhu and Xi Yang under the exclusive call option agreement, the loan agreement, the shareholder voting right proxy agreement and the exclusive technical support agreement. If Xudong Zhu, Xi Yang or Shanghai Weihui breach their respective contractual obligations, Shanghai Weidian, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Xudong Zhu and Xi Yang shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai Weihui without the prior written consent of Shanghai Weidian. The equity pledge right enjoyed by Shanghai Weidian will expire when Xudong Zhu, Xi Yang and Shanghai Weihui have fully performed their respective obligations under the aforementioned agreements.

Agreement that Transfers Economic Benefits of Shanghai Weihui to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai Weidian and Shanghai Weihui dated October 23, 2014, Shanghai Weidian provides Shanghai Weihui with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Weidian, Shanghai Weihui may not engage any third party to provide the services offered by Shanghai Weidian under this agreement. Shanghai Weihui shall pay service fees to Shanghai Weidian for the technology services provided based on the number of working hours of Shanghai Weidian’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$645) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$322) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$161) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,223) per month; the fee for technical training is at the rate of RMB10,000 (US$1,612) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,223) per month. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Weihui.

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

Dividend Policy

We paid a cash dividend of $0.15 per ordinary share, or $0.15 per ADS on April 23, 2012, a cash dividend of $0.15 per ordinary share, or $0.15 per ADS on May 30, 2013, a cash dividend of $0.20 per ordinary share, or $0.20 per ADS on May 30, 2014, and a cash dividend of $0.20 per ordinary shares, or $0.20 per ADS, on January 15, 2015. We were approved by our board of directors in December 2014 and completed on January 15, 2015 a partial spin-off of Leju by distributing in the form of a dividend of 0.05 ordinary shares, par value $0.001, of Leju, for each of E-House’s ordinary shares outstanding as of December 3, 2014, or 0.05 ADSs of Leju, for each of E-House’s ADSs outstanding as of December 3, 2014. We distributed a total of 7,103,280 ordinary shares of Leju to holders of our ordinary shares in this manner, which include a total of 3,877,658 ordinary shares of Leju in the form of 3,877,658 ADSs of Leju to our ADS holders through our depositary bank. Following the completion of the partial spin-off, we owned 93,694,920 ordinary shares of Leju, representing approximately 70% of Leju’s total outstanding ordinary shares. We have also been authorized and intend to pay a cash dividend of $0.15 per ordinary share, or $0.15 per ADS on or about May 15, 2015 to shareholders of record as of the close of business on April 10, 2015. We will determine future dividend payments based on our future results of operations, cash flow and capital requirements.

We rely principally on dividends from our PRC subsidiaries for our cash requirements, to the extent existing cash in our offshore entities is fully utilized, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Our shareholders may by ordinary resolutions declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Our board of directors intends on paying dividends only to the extent cash is available in the offshore entities. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” in our registration statement on Form F-1 (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

In 2014, the trading price of our ADSs on the NYSE ranged from $6.88 to $16.09 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Sales Price ($)
	High	Low
2010	21.09	13.01
2011	16.25	4.02
2012	7.61	2.95
2013	15.08	3.94
First quarter	5.42	5.42
Second quarter	5.15	3.94
Third quarter	10.24	4.33
Fourth quarter	15.08	8.35
2014
First quarter	16.09	10.31
Second quarter	12.37	6.88
Third quarter	11.62	8.04
Fourth quarter	9.87	7.10
October	9.55	7.73
November	9.87	7.31
December	9.19	7.10
2015
January	8.48	6.54
February	7.88	6.64
March	7.13	4.93
April (through April 20, 2015)	6.57	5.44

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

E.                                     Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

U.S. Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not describe all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, or investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar. In addition, except to the extent expressly provided below, this discussion does not address U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-U.S., state, and local tax considerations.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any State thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

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

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder holds ADSs will generally be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are taken into account for determining the value of its assets. Passive income generally includes, among other things, dividends, interest, certain types of rents and royalties, and net gain from the sale or exchange of property producing such income. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

If it were determined that we are not the owner of our consolidated VIEs for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of our consolidated VIEs for U.S. federal income tax purposes, and based upon our current income and assets and projections as to the value of our ADSs and ordinary shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years.

Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. There can be no assurance our business plans will not change in a manner that will affect our PFIC status. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.” Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

Dividends

Subject to the PFIC rules discussed below in “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any taxes withheld) paid on ADSs or ordinary shares out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be includable in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to calculate our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on the NYSE for as long as the ADSs continue to be listed on such exchange. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.

However, in the event that we are deemed to be a PRC “resident enterprise” and are liable to pay tax under the PRC Enterprise Income Tax Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the Secretary of Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed above under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares.

Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we were a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•                  an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. We anticipate that the ADSs should qualify as being regularly traded on the NYSE, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-U.S. subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

Dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income discussed above under “Dividends” if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. If a U.S. Holder holds ADSs or ordinary shares in any year in which a non-U.S. corporation is treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will generally be required to file IRS Form 8621 and such other forms as may be required by the U.S. Treasury Department. Each U.S. Holder is urged to consult its tax advisor regarding the application of the PFIC rules if E-House is or becomes a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. U.S. Holders are advised to consult their tax advisors regarding the application of the U.S. information reporting rules to their particular circumstances.

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets.” including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder is advised to consult its tax advisor regarding its reporting obligations under this legislation.

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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2014, we had borrowings of $36.0 million, all of which was subject to interest at a fixed rate. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2014, we had RMB or HKD denominated cash balances of $424.4 million and U.S. dollar-denominated cash balances of $246.6 million. Assuming we had converted the U.S. dollar-denominated cash balance of $246.6 million as of December 31, 2014 into RMB at the exchange rate of US$1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been RMB1,530.2 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB1,515.0 million as of December 31, 2014.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the years ended December 31, 2012, 2013 and 2014, we received approximately $0.4 million, $0.2 million and nil, respectively, from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2014, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2013	2014
Audit fees(1)	1,391,678	2,516,507
Audit-Related fees(2)	200,000	301,779
Tax fees(3)	19,387	72,038

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

(3)         “Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors, primarily in connection with our transfer price study activities and compliance services.

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

None.

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

2.1

Form of Amended and Restated Deposit Agreement between E-House (China) Holding Limited and JPMorgan Chase Bank, N.A. and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.(a) to our Registration Statement on Form F-6 (File No. 333-181404) filed with the Securities and Exchange Commission on May 14, 2012)

2.2

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit A to Exhibit 99.(a) to our F-6 registration statement (File No. 333-181404) filed with the Securities and Exchange Commission on May 14, 2012)

2.3

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

2.4

Investor Rights Agreement, dated August 16, 2012, by and among E-House (China) Holdings Limited and SINA Corporation(incorporated by reference to Exhibit 2.4 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

2.5

Indenture, dated December 17, 2013 between E-House (China) Holdings Limited and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.5 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

2.6	Form of 144A 2.75% Convertible Senior Note due 2018 (incorporated by reference to Exhibit 2.6 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)
2.7	Form of Regulation S Convertible Senior Note due 2018 (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)
2.8

Restricted Deposit Agreement between E-House (China) Holding Limited and JPMorgan Chase Bank, N.A. and holders of the restricted American Depositary Receipts (incorporated by reference to Exhibit 2.8 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.1

E-House Share Incentive Plan, as amended and restated on October 16, 2008 (incorporated by reference to Exhibit 10.1 from our S-8 registration statement (File No. 333-148058), filed with the Commission on December 23, 2008).

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

Exhibit Number	Description of Document
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

4.27

English translation of Equity Transfer Agreement, dated October 25, 2012, between Xin Zhou, Xudong Zhu, Shanghai Lerong Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd.(incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.28

English translation of Termination Agreement, dated October 25, 2012, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou, Xudong Zhu and Shanghai Tian Zhuo Advertising Co., Ltd.(incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.29

English translation of Debt Restructuring Agreement, dated October 25, 2012, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou, Xudong Zhu and Shanghai Tian Zhuo Advertising Co., Ltd.(incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.30

Share Purchase Agreement, dated December 27, 2012, between E-House (China) Holdings Limited and Kanrich Holdings Limited(incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.31

Amendment to Share Purchase Agreement, dated March 22, 2013, between E-House (China) Holdings Limited and Kanrich Holdings Limited(incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.32

English translation of Exclusive Call Option Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd., Shanghai Kushuo Information Technology Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.33

English translation of Loan Agreement, dated November 26, 2013, between Shanghai Yifang Software Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

Exhibit Number	Description of Document
4.34

English translation of Shareholder Voting Right Proxy Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd., Shanghai Kushuo Information Technology Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.35

English translation of Power of Attorney dated December 31, 2013 issued by Zuyu Ding to Xin Zhou (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.36

English translation of Power of Attorney dated December 31, 2013 issued by Weijie Ma to Xin Zhou (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.37

English translation of Equity Pledge Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd., Shanghai Kushuo Information Technology Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.38

English translation of Exclusive Technical Support Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd. and Shanghai Kushuo Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.39

Master Transaction Agreement, dated as of March 2014, between the Leju Holdings Limited and E-House (China) Holdings Limited. (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.40

Offshore Transitional Services Agreement, dated as of March 2014, between the Leju Holdings Limited and E-House (China) Holdings Limited. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.41

English translation of Onshore Transitional Services Agreement, dated as of March 2014, between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of Leju Holdings Limited (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.42

Non-Competition Agreement, dated as of March 2014, between the Leju Holdings Limited and E-House (China) Holdings Limited. (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.43

English translation of Onshore Cooperation Agreement, dated as of March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.44

English translation of Advertising Inventory Sale Agency Agreement, dated March 7, 2014, between SINA Corporation and Leju Holdings Limited. (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.45

Amended and Restated Domain Name and Content License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.46

Amended and Restated Trademark License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.47

Amended and Restated Software License and Support Services Agreement, dated March 7, 2014, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

Exhibit Number	Description of Document
4.48

Strategic Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited (incorporated by reference to Exhibit 4.48 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.49

Share Purchase and Subscription Agreement, dated March 21, 2014, between E-House (China) Holdings Limited, THL O Limited, Shenzhen Tencent Computer Systems Company Limited, Shanghai Yi Yue Information Technology Co., Ltd. and the Registrant (incorporated by reference to Exhibit 4.49 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.50

Amendment to Share Purchase and Subscription Agreement, dated March 21, 2014, between E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated by reference to Exhibit 4.50 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.51

Investor Rights Agreement dated, March 31, 2014 between E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated by reference to Exhibit 4.51 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.52	Leju 2013 Share Incentive Plan (incorporated by reference to Exhibit 4.52 from our annual report on Form 4.52 (File No. 001-33616), filed with the Commission on April 23, 2014)
4.53*

English translation of executed form of Exclusive Call Option Agreement between a PRC subsidiary of the Registrant, a variable interest entity of the Registrant, and each of the shareholders of the variable interest entity.

4.54*

English translation of executed form of Loan Agreement between a PRC subsidiary of the Registrant (as the lender), and each of the shareholders of a variable interest entity of the Registrant (as the borrowers).

4.55*

English translation of executed form of Shareholder Voting Right Proxy Agreement between a PRC subsidiary of the Registrant, a variable interest entity of the Registrant, and each of the shareholders of the variable interest entity.

4.56*	English translation of executed form of Power of Attorneys issued by each of the shareholders of a variable interest entity of the Registrant.
4.57*

English translation of executed form of Equity Pledge Agreement between a PRC subsidiary of the Registrant (as the pledgee), a variable interest entity of the Registrant, and each of the shareholders of the variable interest entity (as the pledgers).

4.58*	English translation of executed form of Exclusive Technical Support Agreement between a PRC subsidiary of the Registrant and a variable interest entity of the Registrant.
4.59*	English translation of the Exclusive Support Agreement, dated May 14, 2014, between Baoyi Investment Consultant (Shanghai) Co., Ltd. and Shanghai E-Cheng Asset Management Co., Ltd.
4.60*

Material terms of contractual agreements for each of Shanghai Fangjia Information Technology Co., Ltd., Shanghai Weihui Business Information Consulting Co., Ltd., and Shanghai E-Cheng Asset Management Co., Ltd.

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

Date: April 21, 2015

E-HOUSE (CHINA) HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the internal control over financial reporting of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Group and our report dated April 21, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2015

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2013	2014
	$	$
ASSETS
Current assets:
Cash and cash equivalents	413,319,174	630,616,635
Restricted cash	2,310,116	40,401,864
Customer deposits, net of allowance for doubtful accounts of $585,955 and $583,836 at December 31, 2013 and 2014, respectively	67,602,275	92,796,714
Accounts receivable, net of allowance for doubtful accounts of $60,232,453 and $ 44,002,810 at December 31, 2013 and 2014, respectively	357,442,102	415,150,008
Advance payment for properties to be held for sale, current	60,076,026	51,983,436
Properties held for sale	15,304,927	34,841,895
Short-term Investment	1,279,340	—
Deferred tax assets	66,331,906	64,804,392
Prepaid expenses and other current assets	44,234,499	39,339,526
Amounts due from related parties	1,263,416	6,094,260
Total current assets	1,029,163,781	1,376,028,730
Property and equipment, net	50,076,925	49,109,467
Intangible assets, net	141,231,750	120,380,671
Investment in affiliates	39,051,743	51,681,339
Goodwill	51,600,039	51,539,654
Customer deposits, non-current	652,300	797,024
Investment in preferred shares of a private entity	—	39,484,906
Other non-current assets	43,743,560	87,901,450
TOTAL ASSETS	1,355,520,098	1,776,923,241

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to E-House of $1,505,942 and $600,735 as of December 31, 2013 and 2014, respectively)	11,264,939	8,260,681
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to E-House of $29,309,329 and $44,321,824 as of December 31, 2013 and 2014, respectively)	102,632,157	116,577,317
Income tax payable (including income tax payable of the consolidated VIEs without recourse to E-House of $28,793,459 and $28,337,431 as of December 31, 2013 and 2014, respectively)	98,685,965	117,593,159
Other tax payable (including other tax payable of the consolidated VIEs without recourse to E-House of $11,188,055 and $16,032,365 as of December 31, 2013 and 2014, respectively)	40,000,505	49,390,175
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to E-House of $2,383,293 and $4,175,247 as of December 31, 2013 and 2014, respectively)	5,535,512	7,356,186
Advance from property buyers	2,453,472	2,261,387
Short-term borrowings	—	35,953,500
Dividend payables	—	12,902,488
Advance from customers and deferred revenue(including advance from customers and deferred revenue of the consolidated VIEs without recourse to E-House of $7,150,344 and $5,073,492 as of December 31, 2013 and 2014, respectively)	24,617,144	19,013,041
Liability for exclusive rights, current (including exclusive rights, current of the consolidated VIEs without recourse to E-House of $8,967,972 and nil as of December 31, 2013 and 2014, respectively)	8,967,972	—
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to E-House of $9,917,349 and $36,291,161 as of December 31, 2013 and 2014, respectively)	62,466,610	85,836,572
Total current liabilities	356,624,276	455,144,506
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to E-House of $655,563 and $469,579 as of December 31, 2013 and 2014, respectively)	29,900,565	28,203,218
Convertible senior notes	131,650,949	132,751,540
Other non-current liabilities	1,473,279	658,357
Total liabilities	519,649,069	616,757,621

Commitments and contingencies (Note 23)
Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 137,816,482 and 142,123,368 shares issued and outstanding, as of December 31, 2013 and 2014, respectively	137,817	142,124
Additional paid-in capital	859,467,949	991,645,842
Accumulated deficit	(107,704,675)	(67,703,190)
Accumulated other comprehensive income	72,184,594	83,901,136
Subscription receivables	(2,147,932)	(196,407)
Total E-House equity	821,937,753	1,007,789,505
Non-controlling interest	13,933,276	152,376,115
Total equity	835,871,029	1,160,165,620
TOTAL LIABILITIES AND EQUITY	1,355,520,098	1,776,923,241

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Total revenues	462,439,368	731,078,833	904,498,793
Cost of revenues	(203,170,685)	(274,035,806)	(306,133,210)
Selling, general and administrative expenses	(336,873,524)	(400,947,001)	(545,491,718)
Other operating income	6,475,023	4,917,642	8,786,891
Income (loss) from operations	(71,129,818)	61,013,668	61,660,756
Interest expense	—	(192,566)	(5,325,474)
Interest income	1,606,462	2,179,547	3,210,328
Other income (loss), net	(732,870)	(1,051,215)	3,857,539
Income (loss) before taxes and equity in affiliates	(70,256,226)	61,949,434	63,403,149
Income tax expense	(1,168,654)	(13,676,994)	(14,900,793)
Income (loss) before equity in affiliates	(71,424,880)	48,272,440	48,502,356
Income from equity in affiliates	375,509	2,813,849	3,834,802
Net income (loss)	(71,049,371)	51,086,289	52,337,158
Less: Net income (loss) attributable to non-controlling interest	(14,077,967)	(871,136)	12,335,673
Net income (loss) attributable to E-House shareholders	(56,971,404)	51,957,425	40,001,485

Earnings (loss) per share:
Basic	$(0.54)	$0.40	$0.29
Diluted	$(0.54)	$0.38	$0.26
Shares used in computation:
Basic	106,159,388	130,163,165	139,211,442
Diluted	106,159,388	135,779,997	146,687,835

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Net income (loss)	(71,049,371)	51,086,289	52,337,158
Other comprehensive income, net of tax of nil:
Unrealized gains for investment in preferred shares of a private entity	—	—	13,765,098
Foreign currency translation adjustment	1,828,717	17,532,967	(2,119,684)
Comprehensive income (loss)	(69,220,654)	68,619,256	63,982,572
Less: Comprehensive income (loss) attributable to non-controlling interests	(14,124,962)	(404,808)	12,269,668
Comprehensive income (loss) attributable to E-House shareholders	(55,095,692)	69,024,064	51,712,904

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other		Equity (Deficit)
			Paid-in	(Accumulated	Comprehensive	Subscription	Attributable to	Non-controlling	Total
	Ordinary Shares		Capital	Deficit)	Income	Receivables	E-House	Interest	Equity
	Number	$	$	$	$	$	$	$	$

Balance at January 1, 2012	79,065,624	79,066	688,093,431	(101,063,764)	46,253,035	—	633,361,768	271,006,234	904,368,002
Net loss	—	—	—	(56,971,404)	—	—	(56,971,404)	(14,077,967)	(71,049,371)
Foreign currency translation adjustments	—	—	—	—	1,875,712	—	1,875,712	(46,995)	1,828,717
Dividends	—	—	(11,866,670)	—	—	—	(11,866,670)	—	(11,866,670)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(856,121)	(856,121)
Share-based compensation	—	—	31,900,606	—	—	—	31,900,606	3,755,919	35,656,525
Exercise of share options	194,721	195	259,721	—	—	(11,798)	248,118	567,404	815,522
Vesting of restricted shares	567,489	567	38,755	—	—	—	39,322	223,272	262,594
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	291,839	291,839
Shares issued in connection with the merger of CRIC	38,785,588	38,786	252,067,537	—	—	—	252,106,323	—	252,106,323
Replacement of CRIC share options and restricted shares	—	—	31,897,646	—	—	—	31,897,646	—	31,897,646
Reversal of ASC 740 uncertain tax position	—	—	—	200,000	—	—	200,000	—	200,000
Changes in equity ownership on partial disposal of subsidiaries	—	—	175,735	—	—	—	175,735	(18,376)	157,359
Repurchase of shares	(371,141)	(371)	(1,569,444)	—	—	—	(1,569,815)	—	(1,569,815)
Movement arising from merger of CRIC	—	—	(149,461,182)	—	6,989,208	—	(142,471,974)	(254,656,627)	(397,128,601)

Balance at December 31, 2012	118,242,281	118,243	841,536,135	(157,835,168)	55,117,955	(11,798)	738,925,367	6,188,582	745,113,949
Net income	—	—	—	51,957,425	—	—	51,957,425	(871,136)	51,086,289
Foreign currency translation adjustments	—	—	—	—	17,066,639	—	17,066,639	466,328	17,532,967
Dividends	—	—	(19,946,745)	—	—	—	(19,946,745)	—	(19,946,745)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(338,941)	(338,941)
Share-based compensation	—		18,903,027	—	—	—	18,903,027	—	18,903,027
Exercise of share options	4,596,761	4,596	17,460,926	—	—	(2,136,134)	15,329,388	—	15,329,388
Vesting of restricted shares	769,448	770	262,336	—	—	—	263,106	—	263,106
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	8,079,333	8,079,333
Call option in connection with issuance of convertible senior notes	—	—	(44,999,998)	—	—	—	(44,999,998)	—	(44,999,998)
New shares issued to management	17,790,125	17,790	62,603,450	—	—	—	62,621,240	—	62,621,240
Repurchase of shares	(3,582,133)	(3,582)	(15,942,072)	(1,826,932)	—	—	(17,772,586)	—	(17,772,586)
Changes in equity ownership on acquisition of non-controlling interest	—	—	(409,110)	—	—	—	(409,110)	409,110	—

Balance at December 31, 2013	137,816,482	137,817	859,467,949	(107,704,675)	72,184,594	(2,147,932)	821,937,753	13,933,276	835,871,029
Net income	—	—	—	40,001,485	—	—	40,001,485	12,335,673	52,337,158
Foreign currency translation adjustments	—	—	—	—	(2,053,679)	—	(2,053,679)	(66,005)	(2,119,684)
Dividends (note 14)	—	—	(77,582,930)	—	—	—	(77,582,930)	21,569,028	(56,013,902)
Dividends declared by subsidiaries	—	—	—	—	—	—	—	(2,508,620)	(2,508,620)
Share-based compensation	—	—	19,843,733	—	—	—	19,843,733	1,797,388	21,641,121
Exercise of share options	3,446,585	3,447	12,039,145	—	—	1,951,525	13,994,117	—	13,994,117
Vesting of restricted shares	860,301	860	(860)	—	—	—	—	—	—
Exercise of Leju share options	—	—	(202,093)	—	—	—	(202,093)	737,628	535,535
Vesting of Leju restricted shares	—	—	260,433	—	—	—	260,433	751,567	1,012,000
Capital injection from non-controlling interest	—	—	—	—	—	—	—	19,925,043	19,925,043
Changes in equity ownership on partial disposal of subsidiaries	—	—	138,472,457	—	5,123	—	138,477,580	38,226,837	176,704,417
Changes in equity ownership on acquisition of non-controlling interest	—	—	(30,720,088)	—	—	—	(30,720,088)	(4,515,188)	(35,235,276)
Recognition of change in E-House’s economic interests in Leju in connection with Leju’s IPO	—	—	70,068,096	—	—	—	70,068,096	50,189,488	120,257,584
Unrealized gains for investment in preferred shares of a private entity	—	—	—	—	13,765,098	—	13,765,098	—	13,765,098
Balance at December 31, 2014	142,123,368	142,124	991,645,842	(67,703,190)	83,901,136	(196,407)	1,007,789,505	152,376,115	1,160,165,620

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	As of December 31,
	2012	2013	2014
	$	$	$
Operating activities:
Net income (loss)	(71,049,371)	51,086,289	52,337,158
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	47,386,277	45,215,493	33,336,600
Unrealized loss on marketable securities	(804,621)	—	—
Realized gain on marketable securities	(734,904)	(234,338)	(2,903,786)
Income from equity in affiliates	(375,509)	(2,813,849)	(3,834,802)
Allowance for doubtful accounts	27,958,218	29,146,892	26,381,555
Share-based compensation	35,656,525	18,903,027	22,175,722
Amortization of discounts related to liability for exclusive rights	1,882,804	935,177	52,922
Amortization of debt discount and issuance cost	—	37,879	1,627,183
Others	1,155,317	(172,944)	(1,031,539)
Changes in operating assets and liabilities:
Restricted cash	(167,175)	438,860	198,730
Customer deposits	(10,479,863)	14,848,744	(25,477,768)
Accounts receivable	(88,257,121)	(80,108,256)	(91,288,124)
Marketable securities	5,826,280	3,916,706	2,897,049
Amounts due from related parties	1,181,561	(944,036)	(4,830,844)
Properties held for sale and advance payment for properties to be held for sale	980,571	(55,657,811)	(3,499,706)
Prepaid expenses and other current assets	4,908,018	(1,573,079)	(5,190,461)
Other non-current assets	(4,889,458)	(14,399,728)	550,250
Accounts payable	1,726,897	3,688,255	(3,007,370)
Accrued payroll and welfare expenses	18,570,558	34,489,244	13,930,717
Income tax payable	10,449,070	43,664,036	18,887,611
Other tax payable	5,612,517	15,485,548	9,379,946
Amounts due to related parties	2,769,138	(1,243,912)	1,669,193
Other current liabilities	3,952,552	40,174,923	(5,695,764)
Other non-current liabilities	203,288	(245,919)	(814,929)
Deferred taxes	(15,644,865)	(30,745,061)	(11,867,112)
Net cash provided by (used in) operating activities	(22,183,296)	113,892,140	23,982,431

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(31,847,330)	(32,971,714)	(45,244,388)
Purchase of subsidiaries, net of cash acquired	—	(5,259,451)	—
Prepayment for investment	—	(15,745,728)	(7,766,948)
Restricted cash for collateral of bank loans	—	—	(38,290,478)
Proceeds from disposal of subsidiaries	157,359	—	—
Investment in affiliates	(2,161,001)	(5,766,873)	(8,890,449)
Capital return of investment in affiliates	—	6,202,093	6,525,361
Proceeds from disposal of property and equipment	425,432	1,727,724	5,350,020
Investment in preferred shares of a private entity	—	—	(25,719,808)
Payment of short-term investment	—	(1,279,340)	—
Receipt of short-term investment	—	—	1,277,032
Net cash used in investing activities	(33,425,540)	(53,093,289)	(112,759,658)

Financing activities:
Purchases of non-controlling interest	—	—	(14,613,056)
Proceeds from issuance of ordinary shares of Leju upon initial public offering, net of paid issuance costs of $15,036,616	—	—	120,257,584
Short-term borrowing	—	—	35,953,500
Purchases of shares of CRIC from public	(113,124,632)	—	—
New shares issued to management	—	62,621,240	—
Contribution from non-controlling interest	291,839	8,030,815	19,925,043
Proceeds from exercise of options	815,522	15,329,388	14,529,652
Advance from related parties	—	2,760,000	276,000
Repayment of loans from non-controlling interests	—	—	(253,400)
Proceeds from issuance of convertible senior notes, net of discount of $3,375,000	—	131,625,000	—
Proceeds from partial disposal of subsidiaries	—	—	176,704,417
Debt issuance costs	—	(1,551,570)	—
Payment of call option	—	(44,999,998)	—
Repurchase of shares	(1,569,815)	(17,772,586)	—
Dividends	(11,866,670)	(19,946,745)	(43,111,414)
Dividends to non-controlling interests shareholders	(319,675)	(338,941)	(2,508,620)
Net cash provided by (used in) financing activities	(125,773,431)	135,756,603	307,159,706

Effect of exchange rate changes on cash and cash equivalents	218,282	5,922,352	(1,085,018)

Net increase (decrease) in cash and cash equivalents	(181,163,985)	202,477,806	217,297,461
Cash and cash equivalents at the beginning of the year	392,005,353	210,841,368	413,319,174

Cash and cash equivalents at the end of the year	210,841,368	413,319,174	630,616,635

Supplemental disclosure of cash flow information:
Income taxes paid	6,568,082	4,986,562	7,175,015
Interest paid	—	—	3,691,875
Non-cash investing and financing activities:
Decrease in amount due to related party due to vesting of restricted shares	(262,594)	(263,106)	(1,012,000)
Ordinary shares issued in connection with the merger of CRIC	38,786	—	—
Additional paid-in capital recognized in connection with the merger of CRIC	102,606,355	—	—
Non-controlling interest recognized in connection with business acquisition	—	48,518	—
Non-controlling interest derecognized in connection with the merger of CRIC	254,656,627	—	—
Consideration payable for amount recognized in purchase of exclusive rights	22,892,042	8,967,972	—
Dividend payable to non-controlling interest	536,446	536,446	536,446
Dividend payable to E-House shareholders	—	—	12,902,488
Non-controlling interest recognized in connection with the distribution of Leju ordinary shares to E-House shareholders as dividends	—	—	21,569,028
Payable for acquisition of non-controlling interest	—	—	25,645,630
Waive the payable to non-controlling interest in connection with the acquisition of non-controlling interest	—	—	746,600
Unrealized gains for investment in preferred shares of a private entity	—	—	13,765,098

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollar)

1. Organization and Principal Activities

E-House (China) Holdings Limited (the “Company” or “E-House”) was incorporated on August 27, 2004 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), offers a wide range of services to the real estate industry, including online services, primary agency, secondary brokerage, information and consulting, promotional events, real estate advertising, real estate fund management services, community value-added services and real estate financial services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

The Group commenced operations in 2000 through an operating subsidiary, Shanghai Real Estate Sales (Group) Co., Ltd. (“E-House Shanghai”), a company established in the PRC, and its subsidiaries and affiliates.

In October 2009, China Real Estate Information Corporation (‘‘CRIC’’), a subsidiary of E-House, acquired SINA Corporation’s (“SINA”) 66% interest in China Online Housing Technology Corporation (“COHT”) and COHT became a wholly-owned subsidiary of CRIC. In April 2012, E-House Holdings acquired all the outstanding shares of CRIC that it did not already own (the ‘‘Merger’’). As a result, CRIC became a wholly-owned subsidiary of E-House Holdings. E-House retained the controlling interest in CRIC before and after the Merger.

The Company’s subsidiary, Leju Holdings Limited (‘‘Leju’’) is principally engaged in providing online advertising, e-commerce services and listing services in the PRC. In March 2014, the Company sold a 15% equity interest in Leju on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju’s shares, to Tencent Holdings Limited, a provider of comprehensive internet services in PRC, and $176.4 million net proceeds after deducting commissions and related expenses were received. In April 2014, Leju completed its initial public offering (‘‘IPO’’) and became listed on New York Stock Exchange (NYSE:LEJU). Leju raised from this initial public offering approximately $101.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by Leju. Concurrently with the initial public offering, Leju also raised from Tencent in a private placement $18.9 million in net proceeds after deducting estimated fees and expenses payable by Leju. In December 2014, E-House was approved and announced a partial spin-off of Leju by distributing in the form of a dividend of 0.05 ordinary shares, par value $0.001, of Leju, for each of E-House ordinary shares outstanding as of December 3, 2014, or 0.05 ADSs of Leju, for each of E-House ADSs outstanding as of December 3, 2014. As of December 31, 2014, E-House held a 69.9% equity interest in Leju. The Spin-off of Leju was completed in January 2015.

In June 2014, the Company reorganized its fund management services segment. It’s 51% owned subsidiary, Scepter Pacific Limited (“Scepter”), became the holding company of the segment through the 100% acquisition of subsidiaries operating fund management services in PRC through its new established VIE, Shanghai E-Cheng Asset Management Co. Ltd. (“Shanghai E-Cheng”).

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2014:

	Date of	Place of	Percentage of
	incorporation	incorporation	Ownership
Shanghai Real Estate Sales (Group) Co., Ltd.	15-Aug-00	PRC	100%
Shanghai City Rehouse Real Estate Agency Ltd.	17-May-02	PRC	85%
Scepter	8-Jan-08	BVI	51%
Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”)	03-Jul-06	PRC	100%
Leju Holdings Ltd.	20-Nov-13	Cayman	70%
Shanghai Xinju Finance Information Services Co., Ltd.(“Shanghai Xinju”)	22-May-14	PRC	56%
Shanghai Weidian Information Technology Co., Ltd. (“Shanghai Weidian”)	20-Aug-14	PRC	55%
Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”)	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”)	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”)	22-Mar-12	PRC	VIE
Shanghai Kushuo Information Technology Co., Ltd. (“Shanghai Kushuo”)	31-Dec-13	PRC	VIE
Shanghai E-Cheng	14-May-14	PRC	VIE
Shanghai Fangjia Information Technology Co., Ltd. (“Shanghai Fangjia”)	29-Oct-14	PRC	VIE
Shanghai Weihui Business Information Consulting Co., Ltd. (“Shanghai Weihui”)	11-Sep-14	PRC	VIE

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of E-House, its majority owned subsidiaries and its VIEs, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai E-Cheng, Shanghai Fangjia and Shanghai Weihui. All inter-company transactions and balances have been eliminated in consolidation.

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

To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, the Company’s subsidiaries Shanghai Yifang Software Co., Ltd. (“Shanghai Yifang”), Shanghai SINA Leju Information Technology Co., Ltd. (“Shanghai SINA Leju”) and Shanghai Yi Yue Information Technology Co. Ltd. (“Shanghai Yi Yue”), Beijing Maiteng Fengshun Science and Technology Co., Ltd., (“Beijing Maiteng”), Baoyi Investment Consultant (Shanghai) Co., Ltd (“Shanghai Baoyi”), Shanghai CRIC, and Shanghai Weidian (collectively, the “Foreign Owned Subsidiaries”) entered into a series of contractual arrangements with Shanghai Kushuo, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai E-Cheng, Shanghai Fangjia and Shanghai Weihui (collectively the “VIEs”) and their respective shareholders, respectively, as summarized below:

Name of Foreign Owned	Foreign Owned Subsidiaries’ Economic Ownership
Subsidiaries	of VIEs	Name of VIEs	Activities of VIEs
Shanghai Yifang	100%	Shanghai Kushuo	Operate the real estate offline advertising business
Shanghai SINA Leju	100%	Beijing Leju	Operate the online advertising and listing business
Shanghai Yi Yue	100%	Shanghai Yi Xin	Operate the e-commerce business
Beijing Maiteng	100%	Beijing Jiajujiu	Operate the online home furnishing business
Shanghai Baoyi	100%	Shanghai E-Cheng	Operate the real estate fund management business
Shanghai CRIC	100%	Shanghai Fangjia	Operate the information and consulting business
Shanghai Weidian	100%	Shanghai Weihui	Operate the community value-added business

The VIEs hold the requisite licenses and permits necessary to conduct Internet content and advertising services activities relating to real estate projects from which foreign ownership of companies are prohibited or restricted. Foreign-invested enterprises incorporated in the PRC are not expressly prohibited from providing asset management services in PRC. However, according to local business practice, as a general partner of a fund, the Group must invest as a limited partner before the fund is established. Some investments of the fund managed by the Group are in the foreign-invested enterprise prohibited, or not encouraged industries, which requires all investors not to be foreign-invested enterprises. Therefore the Group provides asset management services through its VIE entities. In addition, the VIEs hold leases and other assets necessary to operate such business and generate substantial of the Group’s online and advertising revenues.

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2013	2014
	$	$
Cash and cash equivalents	71,095,466	99,718,317
Accounts receivable, net of allowance for doubtful accounts	87,835,551	118,223,577
Other current assets	29,693,275	34,132,543
Amounts due from related parties	—	424,864
Total current assets	188,624,292	252,499,301
Total non-current assets	49,517,785	55,033,244
Total assets	238,142,077	307,532,545

Accounts payable	1,505,942	600,735
Accrued payroll and welfare expenses	29,309,329	44,321,824
Income tax payable	28,793,459	28,337,431
Other tax payable	11,188,055	16,032,365
Amounts due to related parties	2,383,293	4,175,247
Advance from customers and deferred revenue	7,150,344	5,073,492
Liability for exclusive rights, current	8,967,972	—
Other current liabilities	9,917,349	36,291,161
Total current liabilities	99,215,743	134,832,255
Deferred tax liabilities, non-current	655,563	469,579
Total liabilities	99,871,306	135,301,834

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Total revenues	172,402,066	321,004,846	492,253,803
Cost of revenues	(54,276,512)	(59,920,429)	(43,760,890)
Net income (loss)	(3,212,138)	1,503,897	(8,699,386)
Net cash provided by operating activities	16,020,624	72,877,862	55,495,458
Net cash used in investing activities	(17,544,270)	(18,042,241)	(17,245,460)
Net cash provided by (used in) financing activities	26,686,813	(40,248,296)	(17,043,942)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests, fair value of equity investments in funds invested by the Company, valuation allowance on deferred tax assets and estimated selling prices in multiple-deliverable revenue arrangements, valuation of fair value of investment in preferred shares of a private entity, and assumptions related to the valuation of fair value of Leju and Scepter’s ordinary shares.

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

(g) Restricted cash

The Group is required to maintain certain bank deposits as collateral for the bank loans to the Group (see Note 11). These balancers are subject to withdrawal restrictions and totaled nil and $38,290,478 as of December 31, 2013 and 2014, respectively.

The Group provides brokerage service for secondary properties. Upon consent of the property buyers and sellers, the sales proceeds can be paid through the Group’s accounts, which are put into the custody of the designated bank and can only be used as consideration to the property sellers when the transactions are completed. The Group records the proceeds relating to these transactions as restricted cash and other current liabilities. These restricted cash accounts totaled $2,146,098 and $1,947,961 as of December 31, 2013 and 2014, respectively. In connection with certain primary real estate agency agreements, the Group is required by the developers to maintain certain bank deposits under both parties’ custody through the contract periods or until the presale permits are obtained for the underlying projects. These restricted cash accounts were $164,018 and $163,425 as of December 31, 2013 and 2014, respectively.

(h) Investment in debt and equity securities

The Group invests in debt securities and equity securities with readily determinable fair values, and accounts for the investments based on the nature of the products invested, and the Group’s intent and ability to hold the investments to maturity.

The Group’s investments in debt securities that have a stated maturity and normally pay a prospective fixed rate of return. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value included in other comprehensive income.

The Group reviews its investments, except for those classified as trading securities, for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether another-than-temporary impairment has occurred.

The Group recognizes other-than-temporary impairment in earnings if it has the intent to sell the debt security or if it is more-likely-than-not that it will be required to sell the debt security before recovery of its amortized cost basis. Additionally, the Group evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings.

If the investment’s fair value is less than the cost of an investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value of the investment.

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

(j) Accounts receivable

Accounts receivable, net of allowance for doubtful accounts of $60,232,453 and $44,002,810 at December 31, 2013 and 2014, respectively, consists of following:

	As of December 31,
	2013	2014
	$	$
Unbilled accounts receivable	268,589,167	306,282,419
Billed accounts receivable	88,852,935	108,867,589
Total	357,442,102	415,150,008

Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as billed accounts receivable disclosed in Note 2 (y).

(k) Properties held for sale

Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. Properties held for sale obtained through taking possession of collateral to settle the accounts receivable, are recorded at value of the receivables that are settled. The Group also recognizes acquired properties as properties held for sale when the Group has intent and ability to sell them within one year. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was provided for properties held for sale for the years ended December 31, 2012, 2013 and 2014.

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

Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. The Group records its income (loss) from the investment funds one quarter in arrears to enable it to have more time to collect and analyze the investments’ result.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2013 and 2014, the Group determined that no such events were present.

(m) Property and equipment, net

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Buildings	30 years
Furniture, fixtures and equipment	3 - 5 years
Motor vehicles	5 years

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

Real estate information and consulting services

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

Community value-added services

The Group launched community value-added services in 2014. No revenue was generated from these services yet in the year ended December 31, 2014.

Other services

The Group provides promotional events services, and recognizes revenue when such services are rendered, assuming all other revenue recognition criterion have been met. The Group also generates revenues from advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. The Group recognizes advertising sales revenues on a gross basis because it acts as principal and is the primary obligator in the arrangement.

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

The Group launched real estate financial services in 2014. No material revenue was generated from these services yet in the year ended December 31, 2014.

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

VSOE . The Group determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Group has historically priced its commission rate for the primary real estate services, periodic consulting services, subscription for the CRIC system and online advertising within a narrow range. As a result, the Group has used VSOE to allocate the selling price for these services when elements of a multiple element arrangement. The Group has not historically priced delivery based consulting service and promotional event services within a narrow range, therefore, the Group considers TPE and BESP as discussed below.

TPE . When VSOE cannot be established for deliverables in multiple element arrangements, the Group applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s marketing strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, the Group has not been able to establish selling price based on TPE.

BESP . When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. The Group has used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. The Group’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors the Group considers change, or should subsequent facts and circumstances lead the Group to consider additional factors, the Group’s BESP could change in future periods. The Group regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the years ended December 31, 2012, 2013 and 2014, nor does the Group expect a material changes in BESP in the foreseeable future.

The total amounts of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements were $74,042,253, $71,908,552, and $74,189,077 in 2012, 2013 and 2014, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

(u) Cost of revenue

Cost of revenue for the real estate online services segment consists of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels. Cost of revenue for the real estate brokerage services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent, and rental expenses incurred for properties leased by the Group as brokerage stores and sales commission. Cost of revenue of real estate information and consulting services segment primarily consists of sales commission, the service fee for purchase some consulting reports and costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation. Cost of revenue for real estate promotional events and advertising services consists of fees paid to third parties to acquire advertising space for resale, and salaries of sales and support staff and fees paid to third parties for the services directly related to promotional event services. Cost of revenue for the real estate fund management services consists of cost associated with investing department.

(v) Marketing and advertising expenses

Marketing and advertising expenses consists primarily of targeted online and offline marketing costs for promoting the Group’s e-commerce projects, increasing visibility and building brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Company expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Company’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred advertising expenses amounting to $51,936,863, $100,457,370 and $208,667,609 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The Group recorded an exchange loss of $379,530, $862,383 and exchange gain $613,227 for the years ended December 31, 2012, 2013 and 2014, respectively, as a component of other income (loss), net.

(x) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts. Cash subsidies of $6,475,023, $4,917,642 and $8,786,891 were included in other operating income for the years ended December 31, 2012, 2013 and 2014, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

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

Movement of the allowance for doubtful accounts for accounts receivable and customer deposits is as follows:

	2012	2013	2014
	$	$	$
Balance as of January 1	14,811,322	36,537,817	60,818,408
Provisions for doubtful accounts	27,297,288	29,099,216	26,363,611
Write offs	(5,633,500)	(6,298,025)	(42,404,691)
Changes due to foreign exchange	62,707	1,479,400	(190,682)
Balance as of December 31	36,537,817	60,818,408	44,586,646

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

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2012	2013	2014
Net income (loss) attributable to E-House ordinary shareholders — basic	$(56,971,404)	$51,957,425	$40,001,485
Decrease of income from Leju*	—	—	(2,208,892)
Interest of Convertible Senior Notes (including stated interest and amortization of discount and issuance costs)	—	192,566	—
Net income (loss) attributable to E-House ordinary shareholders — diluted	$(56,971,404)	$52,149,991	$37,792,593

Weighted average ordinary shares outstanding— basic	106,159,388	130,163,165	139,211,442
Convertible senior notes	—	334,821	—
Share options and restricted shares	—	5,282,011	7,476,393
Weighted average number of ordinary shares outstanding — diluted	106,159,388	135,779,997	146,687,835

Basic earnings (loss) per share	$(0.54)	$0.40	$0.29

Diluted earnings (loss) per share	$(0.54)	$0.38	$0.26

* In calculating diluted earnings (loss) per share, the amount of Leju’s net income included in net income (loss) attributable to E-House’s ordinary shareholders is calculated by multiplying Leju’s diluted EPS by the weighted average number of Leju shares held by E-House’s during the period, which may result in net income (loss) attributable to E-House ordinary shareholders, for purposes of computing diluted earnings (loss) per share, being different from that actually recorded in the consolidated statements of operations. This difference is presented as increase (decrease) of income (loss) from Leju.

Diluted earnings (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years Ended December 31,
	2012	2013	2014
Share options and restricted shares	14,660,788	—	—
Convertible senior notes	—	—	8,959,127

(aa) Non-controlling interest

As of December 31, 2014, the majority of the Group’s non-controlling interest is attributable to Leju. As of December 31, 2014, E-House retained a 69.9% equity interest in Leju. Non-controlling interest in Leju included in the Company’s consolidated balance sheets was $124,892,590 as of December 31, 2014. For the year ended December 31, 2014, $50,702,835 of the Group’s consolidated net income was attributable to Leju.

Before the merger of the Company with CRIC, the majority of the Group’s non-controlling interest is attributable to CRIC, which mainly operates the Company’s real estate information and consulting and real estate online services segments. In April 2012, CRIC became a wholly-owned subsidiary of the Company after the Merger. For the year ended December 31, 2012, $13,547,386 of the Group’s consolidated net loss was attributable to CRIC.

The following schedule shows the effects of changes in E-House’s ownership interest in CRIC and Leju and other significantly less than wholly owned subsidiaries on equity attributable to E-House:

	Years Ended December 31,
	2012	2013	2014
Net income (loss) attributable to E-House	(56,971,404)	51,957,425	40,001,485

Transfers to the non-controlling interest:
Decrease in E-House’s additional paid-in capital for purchase of 64,642,647 CRIC common shares for the years ended December 31 2012	(149,461,182)	—	—
Decrease in E-House’s additional paid-in capital for the exercise of CRIC’s options and the vesting of CRIC’s restricted shares	(332,951)	—	—
Increase in E-House’s equity by partial disposal of subsidiaries	—	—	138,477,580
Increase in E-House’s additional paid-in capital for issuing Leju’s shares to public	—	—	70,068,096
Decrease in E-House’s additional paid-in capital for Leju share distribution to E-House’s shareholders	—	—	(21,569,028)
Decrease in E-House’s additional paid-in capital for acquisition of non-controlling interest	—	—	(30,720,088)
Increase in E-House’s additional paid-in capital for the exercise of Leju’s options and the vesting of Leju’s restricted shares	—	—	58,340
Net transfers from (to) non-controlling interest	(149,794,133)	—	156,314,900

Change from net income attributable to E-House and transfers (to) from non-controlling interest	(206,765,537)	51,957,425	196,316,385

(ab) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, foreign currency translation adjustments and the unrealized gain/loss due to the changes in fair value of the available-for-sale investment.

(ac) Recently issued accounting pronouncements

In May 2014, the Federal Accounting Standard Board (“FASB”) issued, Accounting Standards Update (“ASU”) 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606)’’. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In August 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is ‘‘substantial doubt about the entity’s ability to continue as a going concern.’’ The new standard is effective for fiscal years ending after December 15, 2016. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change- in-control event occurs. An acquired entity should determine whether to elect to apply pushdown accounting for each individual change-in-control event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change- in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity’s most recent change-in-control event. An election to apply pushdown accounting in a reporting period after the reporting period in which the change-in-control event occurred should be considered a change in accounting principle in accordance with Topic 250, Accounting Changes and Error Corrections. If pushdown accounting is applied to an individual change- in-control event, that election is irrevocable. The amendments in this Update are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change- in-control events or to its most recent change-in-control event. However, if the financial statements for the period in which the most recent change-in-control event occurred already have been issued or made available to be issued, the application of this guidance would be a change in accounting principle. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In February 2015, the FASB issued, ASU 2015-02, ‘‘Amendments to the Consolidation Analysis’’, regarding consolidation of legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for VIEs for certain investment funds, including mutual funds, private equity funds and hedge funds. In addition, the guidance amends the evaluation of fees paid to a decision maker or a service provider, and exempts certain money market funds from consolidation. The guidance will be effective for accounting periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the potential impact on the Group’s consolidated financial statements.

3. Properties Held for Sale

In 2012, 2013 and 2014, customers transferred legal ownership of six, 14 properties including five car-parking spaces and 30 properties including 20 residential properties, five car-parking spaces, and five commercial properties, to the Group to settle $970,625, $6,678,302 and $7,122,155 in accounts receivable, respectively. Customers also transferred legal ownership of nil, 36 and nil properties to the Group to settle nil, $9,928,558 and nil in customer deposit.

Properties with values of $1,281,008, nil and nil were transferred to property and equipment for the years ended December 31, 2012, 2013 and 2014, respectively, due to the change of management’s intention with respect to these properties.

In 2013, the Group acquired 237 properties that the Group has intent and ability to sell within one year. As of December 31, 2013, title transfers of 140 residential properties, five car-parking places and 52 commercial properties were still in process, and the associated consideration of $60,076,026 was recorded as advance payment for properties to be held for sale in the consolidated balance sheet. 101 residential properties were transferred to properties held for sale in 2014. As of December 31, 2014, title transfers of 113 residential properties and 55 commercial properties were still in process, and the associated consideration of $51,983,436 was recorded as advance payment for properties to be held for sale in the consolidated balance sheet.

The Group recorded gains of $45,936, $118,559 and nil from selling of the properties held for sale for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the Group held 147 residential properties, five commercial properties and nine car-parking spaces with a total carrying value of $34,841,895. As of December 31, 2013, the Group held 44 residential properties and five car-parking spaces with a total carrying value of $15,304,927.

4. Investment in Affiliates

In 2011, the Group paid RMB100,000,000 ($15,735,900) for a 3.8% equity interest in Shanghai Star Capital Equity Investment Center (“Star Capital”) as a limited partner. The Group’s interest in Star Capital is more than minor and thus is subject to the equity method. In 2013 and 2014, the Group received RMB35,000,000 ($5,740,630) and RMB15,000,000 ($2,455,830) capital return from Star Capital, respectively.

In May 2012, the Group formed a limited partnership, Shanghai Wuling Investment Center (“Wuling Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner. Shanghai Yidezhen Equity Investment Center, a subsidiary of Shanghai E-cheng, acts as Wuling Center’s general partner. The general partner receives annual management fees and carried interest on a success basis. The Group invested RMB15,000,000 ($2,386,440), RMB27,000,000 ($4,428,486) and RMB18,000,000 ($2,946,996) into Wuling Center in 2012, 2013 and 2014 for a total of 6.5% equity interest, respectively. An entity controlled by Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, owned 4.9% equity interest in Wuling Center and is a limited partner. The Wuling Center is not consolidated by the Group as the Group does not control the Wuling Center given the unrelated limited partners have substantive kick-out rights that allow them to remove the general partner without cause with a vote of 50% of the limited partners. The Group’s investments in Wuling Center are accounted for using the equity method as its role as a general partner provides it with significant influence over their operating and financial policies of the investee.

In 2014, the Group formed a limited partnership, Shanghai Shouxin Equity Investment Center (“Shouxin Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner and Shanghai Yidezhao Equity Investment Center, a subsidiary of Shanghai E-cheng, acts as Shouxin Center’s general partner. The general partner will receive annual management fee and carried interest on a success basis. The Group prepaid $2,437,920 (RMB15,000,000) in 2013 into Shouxin Center for a 13.0% equity interest. Shouxin Center did not finalize its registration until 2014. Yidezhao’s related parties, E-House Shengyuan Equity Investment Center (“Shengyuan Center”) and E-House Shengquan Equity Investment Center (“Shenquan Center”) own 41.6% and 28.0% equity interest in Shouxin Center respectively, as limited partners. Shenyuan Center is the deemed the primary beneficiary of Shouxin Center given the substantive participating rights held by Shenyuan Center in certain financial and operating decisions of the limited partnership in the ordinary course of business, and the biggest equity holding in the limited partnership in the related party group. As such, the Group does not consolidate Shouxin Center. The Group’s investments in Shouxin Center are accounted for using the equity method as its role as a general partner provides it with significant influence over the operating and financial policies of the investees. The Group records its income (loss) from this investment one quarter in arrears to enable it to have more time to collect and analyze the investments’ results. In August 2014, the Group disposed of 12.2% equity interest for a total consideration of $2,287,950, of which 4.8% was transferred to an unrelated third party investor, and 7.4% was transferred to two employees of the Group. The unit price transferred to each individual was the same. The equity interests were transferred at book value, which approximated fair value at the time as the entity was just established with no material change in fair value. Therefore, no gain or loss was recognized from the disposal. The Group continues to account for the remaining 0.9% equity interest using equity method of accounting.

In 2014, the Group formed a limited partnership, Shanghai Muxin Equity Investment Center (“Muxin Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner and Shanghai Yidezhao Equity Investment Center, a subsidiary of Shanghai E-Cheng, acts as Muxin Center’s general partner. The general partner will receive annual management fee and carried interest on a success basis. The Group prepaid $4,085,625 (RMB25,000,000) in 2013 into Muxin Center for a 23.4% equity interest. Muxin Center did not finalize its registration until 2014. The Group was not the deemed the primary beneficiary of Muxin Center. As such, the Group does not consolidate Muxin Center. The Group’s investments in Muxin Center are accounted for using the equity method as its role as a general partner provides it with significant influence over the operating and financial policies of the investees.

In January 2014, the Group paid $4,085,625 (RMB25,000,000) for a 21.0% equity interest in Hangzhou Kuyue Technology Limited (“Hangzhou Kuyue”), for the purpose of obtaining the mobile platform to operate the community value-added business. The Group’s interest in Hangzhou Kuyue is accounted for using equity method of accounting as the group can exercise significant influence over the operating and financial policies of the investee. In November 2014, the Group signed the agreement to acquire Hangzhou Kuyue as a wholly-owned subsidiary to integrate the internet resources in order to create leading Community Integration Information Service Platform. The consideration for the further 79.0% equity interest was $15,607,088 (RMB 95,500,000), of which $5,066,175 (RMB31,000,000) was paid in December 2014. The prepayment was recorded as other non-current assets in the consolidated balance sheet. The transaction was still in process as of December 31, 2014.

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

*The fair value of E-House ordinary shares is based on the closing price of E-House shares as of April 20, 2012

** As disclosed in Note 17, E-House issued the E-House replacement share options and restricted shares in connection with the Merger. The total fair value of the replacement awards was $54,787,620, of which $31,897,646 was attributable to pre-Merger services and included as a component of the consideration transferred in the Merger with the remainder allocated to post-Merger services and included in the Company’s compensation cost after the Merger. The amount attributable to the pre-Merger services was determined based on the fair value of the replacement awards on the date of Merger and a ratio of the pre-Merger services to the greater of the total service period or the original service period of the replacement awards.

As E-House retains the controlling interest in CRIC before and after the Merger, the Merger was accounted for as an equity transaction. Therefore, no gain or loss was recognized in consolidated net income or comprehensive income. The carrying amount of the non-controlling interest in CRIC was adjusted to reflect the change in E-House’s ownership interest in CRIC. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity.

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

6. Acquisition of Non-controlling Interests

There were 3 major acquisitions of non-controlling interests completed in 2014.

In January 2014, the Group entered into an equity transfer agreement with two individual shareholders of Beijing Lotta Times Advertising Co., Ltd (“Beijing Lotta”), a subsidiary of Beijing Leju, to purchase the remaining 40% shares of Beijing Lotta that it did not already own with a total consideration of $16,254,600 (RMB100,000,000). After the acquisition, Beijing Lotta became a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Beijing Lotta before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Beijing Lotta. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $15,112,828 additional paid capital and $1,141,772 non-controlling interest were derecognized. As of December 31, 2014, $7,190,700 (RMB44,000,000) was unpaid and was due at December 31, 2015.

In September 2014, the Group entered into an equity transfer agreement with six individual shareholders (five of them are employees of the Group) of Beijing Yisheng Leju Advertising Co., Ltd (“Beijing Leju Advertisement”) and Yisheng Leju (Shanghai) Information Service Co., Ltd.( “Yisheng Shanghai”), two subsidiaries of Beijing Leju, to purchase the remaining 24.5% shares of Beijing Leju Advertisement and Yisheng Shanghai that it did not own with a total consideration of $19,074,412 (RMB117,355,000). Considerations to the five employees shareholders are $16,054,493 (RMB98,775,000) for 19.5% equity interest, equivalent to $823,307 per 1% equity interest, while the consideration for the rest 5.0% to the non-employee shareholder is $3,019,919 (RMB18,580,000), equivalent to $603,984 per 1% of equity interest. In connection with the equity transfer, the five employees are also required to serve for the Group for two years from the closing date of the transaction. The Group considers the purchase price to the nonemployee shareholder to represent fair value of the equity interest on the date of transfer. The consideration premium of $4,276,810 paid to the employee shareholders was treated as share-based compensation to be amortized over the 2-year service period. After the acquisition, Beijing Leju Advertisement and Yisheng Shanghai became wholly-owned subsidiaries of the Group. As the Group retains the controlling interest in Beijing Leju Advertisement and Yisheng Shanghai before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in two subsidiaries were adjusted to reflect the change in Group’s ownership interest in them. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the equity transaction, $12,906,772 additional paid capital and $1,890,830 non-controlling interest were derecognized. As of December 31, 2014, $15,534,635 was unpaid and was due at December 31, 2015.

In September 2014, the Group entered into an equity transfer agreement with an individual shareholder of Tianjin Yisheng Leju Advertising Co., Ltd (“Tianjin Leju”), a subsidiary of Beijing Leju, to purchase the remaining 30% shares of Tianjin Leju that it did not own with a total consideration of $4,685,913 (RMB28,830,000). After the acquisition, Tianjn Leju becomes a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Tianin Leju before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Tianjin Leju. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $4,449,469 additional paid capital and $236,444 non-controlling interest were derecognized. As of December 31, 2014, $2,871,268 was unpaid and was due at December 31, 2015.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2013	2014
	$	$
Leasehold improvements	29,942,721	33,760,211
Buildings	21,787,018	18,348,855
Furniture, fixtures and equipment	26,076,914	30,424,438
Motor vehicles	7,072,583	7,427,714

Total	84,879,236	89,961,218
Accumulated depreciation	(34,802,311)	(40,851,751)

Property and equipment, net	50,076,925	49,109,467

Depreciation expense was $8,684,626, $8,206,163 and $8,659,092 for the years ended December 31, 2012, 2013 and 2014, respectively.

8. Intangible Assets, Net

			Weighted
			Average
	As of December 31,		Amortization
	2013	2014	Periods
	$	$	In years
Intangible assets not subject to amortization are comprised of the following:
Trademark	782,607	781,085
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	9.75
License agreements with SINA	80,660,000	80,660,000	9.75
Exclusive rights with Baidu	45,315,329	45,151,494	0.25
Customer relationship	12,100,847	12,084,676	5.13
Database license	8,300,000	8,300,000	3.25
Favorable lease term	9,541,891	9,541,891	16.95
Computer software licenses	5,708,188	9,534,433	4.88
Non-compete agreements	3,420,712	3,415,152	0.75
Customer contracts	1,057,842	1,054,964	4.94
Domain name	214,611	229,709	4.68

	273,109,420	276,762,319	9.55
Less: Accumulated amortization
Advertising agency agreement	(44,495,832)	(51,286,533)
License agreements with SINA	(34,280,500)	(39,377,764)
Exclusive rights with Baidu	(34,693,471)	(43,034,803)
Customer relationship	(6,464,705)	(8,086,039)
Database license	(4,150,001)	(5,126,472)
Favorable lease term	(637,435)	(1,167,905)
Computer software licenses	(3,963,457)	(4,784,950)
Non-compete agreements	(3,097,470)	(3,349,230)
Customer contracts	(832,950)	(871,174)
Domain name	(44,456)	(77,863)

Intangible assets subject to amortization, net	140,449,143	119,599,586

Total intangible assets, net	141,231,750	120,380,671

In 2011, the Group purchased exclusive rights from Baidu, Inc (‘‘Baidu’’) which allow it to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel for $47,612,100 through August 2014. In October 2013, the Group extended these rights with Baidu to March 2015, without paying additional consideration. The payment schedule of the remaining liability for exclusive rights was also deferred through the extension period. The fair value of $43,847,992 was recognized in 2011 and calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method over the term of the exclusive rights and amounted to $1,882,804, $935,177 and $52,922 for the years ended December 31, 2012, 2013 and 2014, respectively.

The advertising agency agreement and license agreements with SINA were recognized in connection with the Group’s acquisition of COHT in 2009, which allows the Group to operate SINA’s existing real estate and home furnishing related channels and have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these channels as well as SINA’s other websites through 2019. If the Group sells advertising on SINA’s websites other than above channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales. The acquisition cost was recognized as an intangible asset and amortized over the term of the agreement. In March 2014, the advertising agency agreement and license agreements originally signed between the Group and SINA in 2009 were extended an additional five years to March 2024 for no additional consideration. All other terms of the agreements remain the same.

The Group paid $14,249,180, $15,347,915 and $9,004,710 in connection with the exclusive rights in 2012, 2013 and 2014, respectively.

Amortization expense was $38,701,651, $37,009,330 and $24,677,508 for the years ended December 31, 2012, 2013 and 2014, respectively. The Group expects to record amortization expenses of $16,648,450, $14,183,003, $13,932,242, $12,813,362 and $11,936,725 for the years ending December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

9. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2012, 2013 and 2014 are as follows:

			Real Estate
	Real Estate	Real Estate	Information
	Online	Brokerage	and Consulting
	Services	Services	Services	Total
	$	$	$	$
Balance as of January 1, 2012	40,152,022	3,509,326	5,667,004	49,328,352
Exchange rate translation	63,965	8,422	—	72,387
Balance as of December 31, 2012	40,215,987	3,517,748	5,667,004	49,400,739
Goodwill recognized upon acquisition	—	—	1,698,098	1,698,098
Exchange rate translation	394,633	106,569	—	501,202
Balance as of December 31, 2013	40,610,620	3,624,317	7,365,102	51,600,039
Exchange rate translation	(47,545)	(12,840)	—	(60,385)
Balance as of December 31, 2014	40,563,075	3,611,477	7,365,102	51,539,654

As of December 31, 2012
Goodwill, gross	458,038,291	3,517,748	5,667,004	467,223,043
Accumulated impairment charge	(417,822,304)	—	—	(417,822,304)
Goodwill, net	40,215,987	3,517,748	5,667,004	49,400,739

As of December 31, 2013
Goodwill, gross	458,432,924	3,624,317	7,365,102	469,422,343
Accumulated impairment charge	(417,822,304)	—	—	(417,822,304)
Goodwill, net	40,610,620	3,624,317	7,365,102	51,600,039

As of December 31, 2014
Goodwill, gross	458,385,379	3,611,477	7,365,102	469,361,958
Accumulated impairment charge	(417,822,304)	—	—	(417,822,304)
Goodwill, net	40,563,075	3,611,477	7,365,102	51,539,654

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

Based on the impairment tests performed, the Group did not record a goodwill impairment charge for the years ended December 31, 2012, 2013 and 2014.

10. Investment in preferred shares of a private entity

In May 2014, the Group and Jupai Holdings Limited (“Jupai”), a third-party wealth management service provider in China, entered into a Series B Convertible Redeemable Preferred Shares (“Series B Preferred Shares”) Purchase Agreement that included (a) the issuance and sale by Jupai of 12,918,340 shares of Series B Preferred Shares of Jupai to the Group at an aggregate consideration of RMB48,000,000 ($7,801,728); (b) the sale and transfer by a shareholder of Jupai of 12,918,340 shares of ordinary shares of Jupai to the Group at an aggregate consideration of RMB48,000,000 ($7,801,728) and these ordinary shares were re-designated into 12,918,340 Series B preferred shares at the closing of the transaction. In August 2014, the group further acquired 12,918,340 ordinary shares Jupai from a shareholder of Jupai for $10,116,352. These ordinary shares were re-designated into 12,918,340 Series B Preferred Shares in December, 2014. Given the redemption right exercisable by the Group, the investment was accounted for as available-for-sale investment measured at fair value, with changes in fair value recognized in accumulated other comprehensive income. As of December 31, 2014, the fair value of the Series B Preferred Shares was $39,484,906, and the Group recognized $13,765,098 of unrealized gains in accumulated other comprehensive income for the year ended December 31, 2014.

11. Short-Term Borrowings

Short-term borrowing is the short-term bank loan borrowed from a PRC commercial bank and is guaranteed by CRIC Commercial Consultancy Holdings Limited, a subsidiary of the Group registered in BVI by RMB234,300,000 ($38,290,478). The term of the loan is 12 months from the date the Group received the loan with an annual interest rate of 6.5%. As of December 31, 2014, the balance of the short-term loan was $35,953,500 (RMB 220,000,000) denominated in RMB. For the year ended 31 December, 2014, $6,416 interest expense was accrued for the short-term loan.

12. Convertible Senior Notes

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

The net proceeds from the Notes offering were $130,073,430, after deducting discounts to the initial purchaser of $3,375,000 and debt issuance costs of $1,551,570. Debt issuance costs are recorded as deferred assets and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes, and they are amortized as interest expenses, using the effective interest method, to the first put date of the Notes (December 15, 2016). The interest expense was nil, $192,566, and $5,319,058 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

As of December 31, 2014, none of the Notes had been converted.

13. Repurchase of Shares

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

14. Dividends

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

In March 2014, the Company’s board of directors approved the payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS) directly from the additional paid-in capital account, for a total of $27,598,118, which was paid in May 2014 to shareholders of record as of the close of business on May 2, 2014.

In November 2014, the Company’s board of directors approved the payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS) directly from the additional paid-in capital account, for a total of $28,415,784, of which $15,513,296 was paid in December 2014 to shareholders of record as of the close of business on December 3, 2014. The Company’s board of directors also approved the Company’s distribution of 0.05 Leju ordinary shares to the holder of each E-House ordinary share (or 0.05 Leju ADSs for each E-House ADS), to holders of E-House’s ordinary shares and ADSs. As a result of the distribution of Leju ordinary shares, $21,569,028 non-controlling interest was recognized. The additional paid-in capital was reduced by $77,582,930.

15. Other Income (Loss), Net

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Gains on marketable securities, realized portion	734,904	234,338	2,903,786
Gains on marketable securities, unrealized portion	804,621	—	—
Foreign exchange gain (loss)	(379,530)	(862,383)	613,227
Amortized discounts related to liability for exclusive rights with Baidu	(1,882,804)	(935,177)	(52,922)
Others	(10,061)	512,007	393,448
Total other income (loss)	(732,870)	(1,051,215)	3,857,539

16. Income Tax

The following table summarizes income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Income (loss) before income taxes:
The PRC	(32,340,085)	125,404,634	107,163,481
Outside of the PRC	(37,916,141)	(63,455,200)	(43,760,332)

Total	(70,256,226)	61,949,434	63,403,149

The expense (benefit) for income taxes is comprised of:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Current Tax
The PRC	16,813,520	44,386,281	26,698,260
Outside of the PRC	—	35,774	69,645

	16,813,520	44,422,055	26,767,905

Deferred Tax
The PRC	(15,644,866)	(30,745,061)	(11,867,112)
Outside of the PRC	—	—	—

	(15,644,866)	(30,745,061)	(11,867,112)

Income tax expense	1,168,654	13,676,994	14,900,793

The Company is incorporated in the Cayman Islands, which is exempted from tax.

On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate for the years from 2011 through 2014. In May 2010, Shanghai CRIC was granted software enterprise status, which exempted it from income taxes for 2009 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. In 2013, Shanghai CRIC was approved as key software enterprise and is subject to a 10% preferential income tax rate for the years from 2013 through 2014. In March 2015, Shanghai CRIC was approved as a high and new technology enterprise and was therefore entitled to a 15% preferential income tax rate for the years from 2015 through 2016.

In February 2009, Shanghai SINA Leju, the Group’s subsidiary in China, was granted software enterprise status, which qualified the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. Shanghai SINA Leju was also granted status as a high and new technology enterprise and was entitled to enjoy a favorable statutory tax rate of 15% from 2013 through 2014. Shanghai SINA Leju is in the process of applying to receive the preferential treatment of 15% income tax for 2015.

In February 2012, Shanghai Fangxin information technology Co., Ltd., the Group’s subsidiary in China, was granted software enterprise status, which exempted it from income taxes for 2012 and 2013 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016.

Chongqing E-House Western Real Estate Investment Consultant Co., Ltd. was established in the western region of China and was deemed to be engaged in an industry category encouraged by the government. In August, 2012 Chongqing E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% for 2012 to 2014.

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($16,343) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/ liabilities are as follows:

	As of December 31,
	2013	2014
	$	$
Deferred tax assets:
Accrued salary expenses	24,396,931	28,416,464
Bad debt provision	19,233,885	11,378,650
Net operating loss carry forwards	23,846,831	37,530,099
Advertising expenses temporarily non-deductible	19,970,491	21,707,365
Other	71,177	463,286

Gross deferred tax assets	87,519,315	99,495,864
Valuation allowance	(11,237,880)	(13,336,847)

Total deferred tax assets	76,281,435	86,159,017

Analysis as:
Current	66,331,906	64,804,392
Non-current	9,949,529	21,354,625

Deferred tax liabilities:
Amortization of intangible and other assets	29,900,565	28,203,218

Total deferred tax liabilities	29,900,565	28,203,218

Analysis as:
Current	—	—
Non-current	29,900,565	28,203,218

Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Balance as of January 1,	689,076	7,324,717	11,237,880
Additions	6,625,864	3,631,241	2,646,753
Write off	—	—	(302,750)
Changes due to foreign exchange	9,777	281,922	(245,036)
Balance as of December 31,	7,324,717	11,237,880	13,336,847

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $6,625,864, $3,631,241 and $2,646,753 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three years period ended December 31, 2014. Such objective evidence limits the Group’s ability to consider other subjective evidence such as our projections for future growth and our tax planning strategies.

On the basis of this evaluation, as of December 31, 2014, a valuation allowance of $13,336,847 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	(14.86)%	13.60%	10.92%
Effect of tax preference	(1.91)%	(17.16)%	(20.31)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(2.14)%	(1.47)%	2.45%
Valuation allowance movement	(9.48)%	5.86%	4.17%
Effect of different tax rate of DTA and DTL applied	0.55%	(3.22)%	2.99%
Others	1.18%	(0.53)%	(1.72)%

	(1.66)%	22.08%	23.50%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
The aggregate dollar effect	(1,336,133)	10,628,117	12,875,656
Per share effect — basic	(0.01)	0.08	0.09
Per share effect — diluted	(0.01)	0.08	0.09

As of December 31, 2013 and 2014, the Group had tax losses carry forward of $93,844,512 and $150,106,326, respectively. These tax losses are available for offset against future profits that may be carried forward until calendar year 2018 and 2019, respectively.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $435.2 million at December 31, 2014 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $19.0 million to $38.0 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

17. Share-Based Compensation

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

Share Options:

In connection with its merger with CRIC in 2012, the Company exchanged 15,107,745 of its options (“E-House Replacement Options”) at an exercise prices from $0.72 to $8.99 under E-House plan for 16,975,028 of options granted under CRIC plan at an exercise prices from $0.64 to $8.00 (“CRIC Replaced Options”), with other terms unchanged. As a result, CRIC’s Share Incentive Plan (the “CRIC Plan”) merged into the E-House Plan and ceased to exist on its own. The incremental compensation cost of $289,930 was measured as the excess of the fair value of the E-House Replacement Options over the fair value of the CRIC Replaced Options at the exchange date.

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

The Company recorded compensation expense of $17,157,015, $12,817,935 and $5,950,940 for the years ended December 31, 2012, 2013 and 2014, respectively. During the years ended December 31, 2012, 2013 and 2014, 194,721, 4,596,761 and 3,446,585 options were exercised having a total intrinsic value of $436,259, $25,248,554and $23,679,729, respectively.

A summary of option activity under the E-House Plan during the year ended December 31, 2014 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding, as of January 1, 2014	12,949,951	4.25		140,247,969
Exercised	(3,446,585)	3.49		23,679,729
Forfeited	(26,662)	4.94
Outstanding, as of December 31, 2014	9,476,704	4.52	5.58	25,776,635
Vested and expected to vest as of December 31, 2014	9,476,704	4.52	5.58	25,776,635
Exercisable as of December 31, 2014	9,476,704	4.52	5.58	25,776,635

As of December 31, 2014, there is no unrecognized compensation expense related to unvested share options granted under the E-House Plan.

Restricted Shares:

The Company granted 1,273,000, 1,303,000 and 1,439,000 restricted shares to certain employees, directors and officers in 2012, 2013 and 2014 respectively. Under the terms of each restricted shares, restricted shares vest over three years.

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

	E-House	CRIC
	Replacement	Replacement
	Restricted	Restricted
	Shares	Shares
Average risk-free rate of return	2.43%	2.43%
Contractual life of option	0.85 years	0.85 years
Average estimated volatility rate	50.42%	54.21%
Average dividend yield	2.03%	—

A summary of restricted share activity under the E-House Plan during the year ended December 31, 2014 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Unvested as of January 1, 2014	2,151,684	7.77
Granted	1,439,000	8.72
Vested	(860,301)	7.08
Forfeited	(33,334)	7.78
Unvested as of December 31, 2014	2,697,049	8.50

The total fair value of restricted shares vested in 2012, 2013 and 2014 was $9,127,103, $5,612,379 and $6,094,602, respectively.

As of December 31, 2014, there was $20,310,709 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 2.43 years.

The Company recorded compensation expense of $9,348,941, $5,668,460 and $6,174,583, for the years ended December 31, 2012 and 2013 and 2014, respectively, related to restricted shares.

Leju Plan

In November 2013, Leju adopted a share incentive plan (“Leju Plan”), which allows Leju to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to Leju. Under the Leju Plan, the maximum number of shares that may be issued shall be 8% of the then total shares outstanding, to grant as options or restricted shares over a three-year period. Options have a ten-year life.

Share Options:

On December 1, 2013, Leju granted 7,192,000 options to purchase its ordinary shares to certain of Leju’s employees and E-House’s employees at an exercise price of $4.60 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

On December 16, 2013, Leju granted 600,000 restricted shares to a director of Leju and an E-House employee to replace the same number of options previously granted under the Leju plan, with all other terms unchanged. The purchase price of the restricted shares is $4.60 per share, which was the exercise prices of the options that were replaced. The modification did not result in any incremental compensation expense. Cash received from the advance payment of the restricted shares are recorded as an amount due to related parties as of December 31, 2013.

In January, 2014, Leju granted 60,000 restricted shares to an E-House employee to replace the same number of options previously granted under the Leju plan, with all other terms unchanged. The purchase price of the restricted shares is $4.60 per share, which were the exercise prices of the options that were replaced. The modification did not result in any incremental compensation expense. Cash received from the advance payment of the restricted shares are recorded as an amount due to related parties as of December 31, 2014.

Leju has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2013
Average risk-free rate of return	2.98%
Contractual life of option	10 years
Average estimated volatility rate	56.74%
Average dividend yield	0.00%

A summary of option activity under the Leju Plan during the year ended December 31, 2014 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2014	6,592,000	4.60		—
Granted	—
Replaced by Restricted Share	(60,000)	4.60
Exercised	(266,201)	4.60		1,668,693
Forfeited	(132,000)	4.60
Outstanding, as of December 31, 2014	6,133,799	4.60	8.92	37,784,202
Vested and expected to vest as of December 31, 2014	5,943,719	4.60	8.92	36,613,309
Exercisable as of December 31, 2014	1,867,132	4.60	8.92	11,501,535

The grant-date fair value of the options granted in December 2013 was $2.21 per share. For the year ended December 31, 2013 and 2014, the Group recorded compensation expenses of $381,874 and $4,525,552, respectively.

As of December 31, 2014, there was $8,676,222 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.92 years.

Restricted Shares:

On March 18, 2014, Leju granted 866,000 restricted shares to certain employees, directors and officers, under the terms of each restricted shares, restricted shares vest over three years. On August 21, 2014, Leju granted 229,400 restricted shares to certain employees and officers, under the terms of each restricted shares, restricted shares vest over eight months.

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2014 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
Unvested as of January 1, 2014	600,000	2.21
Converted from option	60,000	2.21
Granted	1,095,400	12.37
Vested	(220,000)	2.21
Forfeited	(8,800)	16.25
Unvested as of December 31, 2014	1,526,600	9.42

The total fair value of restricted shares vested in 2012, 2013 and 2014 was nil, nil and $486,200, respectively.

For the year ended December 31, 2013 and 2014, the Group recorded compensation expenses of $34,758 and $4,923,226, respectively, for the restricted shares granted to the Group’s employees.

As of December 31, 2014, there was $9,699,247 of total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.88 years.

Scepter Plan

In August 2014, Scepter adopted a share incentive plan (“Scepter Plan”), which authorized Scepter to offer a variety of share-based incentive awards to employees, officers, directors and E-House’s employees. Under the Scepter Plan, the maximum number of shares that may be issued shall be 750,000 to grant as options or restricted shares over a three-year period. Options have a ten-year life.

Share Options:

On August 8, 2014, Scepter granted 455,000 options to purchase ordinary shares of Scepter to certain of the Scepter’s employees and E-House’s employees for their services of next three years at an exercise price of $3.3 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

2014
Average risk-free rate of return	4.3%
Contractual life of option	10 years
Average estimated volatility rate	50.0%
Average dividend yield	1.7%

A summary of option activity under the Scepter Plan during the year ended December 31, 2014 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2014	—
Granted	455,000	3.30	10.00
Forfeited	(5,000)
Outstanding, as of December 31, 2014	450,000	3.30	9.60	—
Vested and expected to vest as of December 31, 2014	449,526	3.30	9.60	—
Exercisable as of December 31, 2014	—	3.30	9.60	—

The grant-date fair value of the options granted in August was $1.12 per share. For the year ended December 31, 2014, the Group recorded compensation expenses of $66,820 for the share options granted to the Group’s employees.

As of December 31, 2014 there was $439,892 of total unrecognized compensation expense related to unvested share options granted under the Scepter Plan. That cost is expected to be recognized over a weighted-average period of 2.60 years.

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

Share Options:

CRIC recorded compensation expense of $8,532,772 for the year ended 2012.

The total intrinsic value of options under CRIC Plan exercised was $750,115, during the year ended December 31, 2012.

Restricted Shares:

The Group recorded compensation expense of $54,688 for CRIC restricted shares granted to the E-House’s employee for the year ended December 31, 2012.

The total fair value of restricted shares vested was $130,000 during the year ended December 31, 2012.

Other Equity Compensation:

In September 2014, the Group acquired noncontrolling interests from certain employee shareholders. The price premium paid over the fair value of the ordinary shares amounting $4,276,810 was recorded as share-based compensation costs and to be amortized over the required two-year service period (See Note 6). $534,601 stock compensation expense was recognized for the year ended December 31, 2014. As of December 31, 2014, there was $3,742,209 of total unrecognized compensation expense related to this compensation agreement.

18. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $40,724,902, $45,924,681 and $58,365,171, for the years ended December 31, 2012, 2013 and 2014, respectively, for such benefits.

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

The amount of the reserve fund for the Group as of December 31, 2013 and 2014 was $35,633,687 and $40,478,568, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $174,046,356 and $183,740,692, of which $9,977,982 and $12,076,642 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2013 and 2014, respectively.

20. Fair Value Measurement

As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	Year Ended December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in preferred shares of a private entity	$39,484,906	—	—	$39,484,906

The following table summarizes the quantitative inputs and assumptions used for investment in preferred shares of a private entity categorized in Level 3 of the fair value hierarchy as of December 31, 2014:

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Rate
Investment in preferred shares of a private entity	$39,484,906	Discounted cash flow & option pricing method	Discount Rate	21.5%
			Discount for Lack of Marketability (“DLOM”)	9.0%
			Terminal growth rate	3.0%

The following tables summarize the changes in financial assets measured at fair value for which the Group has used Level 3 inputs to determine fair value. Total realized and unrealized gains and losses recorded for Level 3 investments are reported in accumulated other comprehensive income.

	Level 3 Financial Assets at Fair Value Year Ended 31,
	2013	2014
	$	$
Balance as of January 1,	—	—
Purchased	—	25,719,808
Changes in Gains Included in Other Comprehensive Income	—	13,765,098
Balance as of December 31	—	39,484,906
Unrealized Gains	—	13,765,098

There have been no fair value transfers within Level 1, Level 2 and Level 3 in 2013 or 2014.

There was no asset or liability measured at fair value on a nonrecurring basis in 2012, 2013 or 2014.

The Group’s financial instruments that are not recorded at fair value in the consolidated balance sheets include cash and cash equivalents, restricted cash, accounts receivable, advance from customers, short-term investment of held-to-maturity investment, customer deposits, other receivables, short-term borrowing, accounts payable, other payables, liabilities for exclusive rights, amounts due from/to related parties and convertible senior notes. For financial instruments other than the non-current portion of customer deposit and convertible senior notes, the carrying value approximates the fair value due to their short-term nature. The fair value of the non-current portion of customer deposits was $614,507 and $751,909 as of December 31, 2013 and 2014, respectively. The fair value was estimated using discounted cash flows method by discounting the estimated future collections or payment using the Company’s incremental borrowing rate for an instrument with similar terms on the measurement date. As the future cash flows from collections or payments were management’s best estimates based on information available on the valuation date, which were not observable or cannot be corroborated with market information, the fair value measurements were classified as level 3 measurements. Any change in the estimated timing of cash inflow or outflow would result in a change in the fair value measurement in the same direction. It is not practicable to estimate the fair value of convertible senior notes, as a quoted market price is not available and valuation would involve complex models with excessive costs by engaging an independent valuer.

21. Segment Information

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

In 2012 and 2013, the Group had five operating segments: 1) real estate online services; 2) real estate brokerage services; 3) real estate information and consulting services; 4) real estate promotional events and advertising services; and 5) real estate fund management services.

In 2014, the Group established two new operating segments: community value-added services and real estate finance services.

In addition, the real estate promotional events and advertising services, real estate fund management services and real estate finance services did not meet the significance threshold for separate disclosure in any of the three years of 2012, 2013 and 2014, and have been combined in the other services segment for segment reporting purposes.

The Group’s CODM reviewed net revenue, cost of sales, operating expenses, income from operations and net income and did not review balance sheet information. Corporate expenses of certain holding companies were not allocated among segments and were recorded as non-allocated items.

The following tables summarize the selected revenue and expense information for each operating segment:

For the years ended December 31,

			Real Estate
	Real Estate	Real Estate	Information
	Online	Brokerage	and Consulting	Other
2012	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	169,755,893	208,284,503	54,517,612	29,881,360	—	462,439,368
Cost of revenues	(54,117,692)	(114,667,241)	(10,783,472)	(23,602,280)	—	(203,170,685)
Selling, general and administrative expenses	(146,997,279)	(92,291,838)	(53,977,975)	(10,544,345)	(33,062,087)	(336,873,524)
Other operating income	153,340	2,982,861	2,481,255	857,567	—	6,475,023

Income (loss) from operations	(31,205,738)	4,308,285	(7,762,580)	(3,407,698)	(33,062,087)	(71,129,818)
Interest income	257,204	425,714	624,817	55,895	242,832	1,606,462
Other income (expense), net	(1,979,450)	84,937	(59,136)	(446)	1,221,225	(732,870)

Income (loss) before taxes and equity in affiliates	(32,927,984)	4,818,936	(7,196,899)	(3,352,249)	(31,598,030)	(70,256,226)
Income tax benefit (expense)	2,329,338	(4,589,892)	623,227	468,673	—	(1,168,654)

Income (loss) before equity in affiliates	(30,598,646)	229,044	(6,573,672)	(2,883,576)	(31,598,030)	(71,424,880)
Income (loss) from equity in affiliates	(881)	195,874	(14,933)	195,449	—	375,509

Net income (loss)	(30,599,527)	424,918	(6,588,605)	(2,688,127)	(31,598,030)	(71,049,371)

			Real Estate
	Real Estate	Real Estate	Information
	Online	Brokerage	and Consulting	Other
2013	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	335,410,902	280,776,816	76,683,188	38,207,927	—	731,078,833
Cost of revenues	(63,990,693)	(168,624,507)	(14,526,318)	(26,894,288)	—	(274,035,806)
Selling, general and administrative expenses	(210,576,230)	(74,728,461)	(58,026,755)	(12,404,049)	(45,211,506)	(400,947,001)
Other operating income	599,894	1,647,257	1,950,223	720,268	—	4,917,642

Income (loss) from operations	61,443,873	39,071,105	6,080,338	(370,142)	(45,211,506)	61,013,668
Interest expenses	—	—	—	—	(192,566)	(192,566)
Interest income	1,082,287	819,925	222,898	51,944	2,493	2,179,547
Other income (expense), net	(1,185,121)	87,270	(479,313)	(11,837)	537,786	(1,051,215)

Income (loss) before taxes and equity in affiliates	61,341,039	39,978,300	5,823,923	(330,035)	(44,863,793)	61,949,434
Income tax benefit (expense)	(5,447,524)	(10,000,257)	(3,606,417)	(588,344)	5,965,548	(13,676,994)

Income (loss) before equity in affiliates	55,893,515	29,978,043	2,217,506	(918,379)	(38,898,245)	48,272,440
Income (loss) from equity in affiliates	(69,194)	343,561	312,119	(9,320)	2,236,683	2,813,849

Net income (loss)	55,824,321	30,321,604	2,529,625	(927,699)	(36,661,562)	51,086,289

			Real Estate
	Real Estate	Real Estate	Information	Community
	Online	Brokerage	and Consulting	Value-added	Other
2014	Services	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	495,862,635	283,367,930	82,679,298	—	42,588,930	—	904,498,793
Cost of revenues	(51,129,730)	(204,101,162)	(25,153,090)	—	(25,749,228)	—	(306,133,210)
Selling, general and administrative expenses	(365,150,431)	(64,337,955)	(59,703,161)	(15,828,009)	(14,662,201)	(25,809,961)	(545,491,718)
Other operating income	2,525,496	2,223,460	3,301,932	—	736,003	—	8,786,891

Income (loss) from operations	82,107,970	17,152,273	1,124,979	(15,828,009)	2,913,504	(25,809,961)	61,660,756
Interest expenses	—	—	—	—	—	(5,325,474)	(5,325,474)
Interest income	1,316,203	1,099,825	691,003	6,124	78,608	18,565	3,210,328
Other income (expense), net	35,799	(68,069)	657,952	—	(8,987)	3,240,844	3,857,539

Income (loss) before taxes and equity in affiliates	83,459,972	18,184,029	2,473,934	(15,821,885)	2,983,125	(27,876,026)	63,403,149
Income tax benefit (expense)	(15,545,964)	(5,083,029)	(236,440)	3,932,057	(169,368)	2,201,951	(14,900,793)

Income (loss) before equity in affiliates	67,914,008	13,101,000	2,237,494	(11,889,828)	2,813,757	(25,674,075)	48,502,356
Income (loss) from equity in affiliates	(223,389)	118,651	1,761,582	—	(367,621)	2,545,579	3,834,802

Net income (loss)	67,690,619	13,219,651	3,999,076	(11,889,828)	2,446,136	(23,128,496)	52,337,158

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

Details of the revenues for customers accounting for 10% or more of total net revenues are as follows:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Customer A	55,924,621	*	*

* indicates the revenue from the customer was less than 10% of total revenue in the year.

Revenue generated from Customer A for real estate online services, real estate brokerage services, real estate information and consulting services, and other services were $6,871,686, $42,483,101, $6,356,080, and $213,754 respectively, for 2012.

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2013	2014
	$	$
Customer A	43,318,976	53,534,294

Details of the customer deposits from customers accounting for 10% or more of total net customer deposits are as follows:

	As of December 31,
	2013	2014
	$	$
Customer B	56,000,000	33,540,800
Customer C	—	24,513,750
Customer D	—	23,206,350
Customer E	8,200,900	*

* indicates the balance of customer deposit of the customer was less than 10% of total customer deposits as of 31 December, 2014.

22. Related Party Balances and Transactions

Amounts due from related parties are comprised of the following:

	As of December 31,
	2013	2014
	$	$
Customer and supplier	981,648	684
Other	281,768	6,093,576
Total amounts due from related parties	1,263,416	6,094,260

Amounts due to related parties are comprised of the following:

	As of December 31,
	2013	2014
	$	$
Management	2,760,000	2,024,000
Customer and supplier	1,745,263	4,831,288
Other	1,030,249	500,898
Total amounts due to related parties	5,535,512	7,356,186

(a) Customer and supplier

Transactions with customers and suppliers who are related parties are as follows:

Revenue recognized by the Group:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
Beijing China Real Estate Research Association Technology Ltd (“CRERAT”)	52,120	1,084,047	136,708
SINA Corporation (“SINA”)	1,855	—	445,733

Selling, general and administrative expenses recorded by the Group:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
CRERAT	476,706	—	—
SINA	—	—	4,911,660
Shanghai Guanfu Treasure-house Assets Management Co., Ltd (“Guanfu Treasure-house”)	—	—	409,305

Cost of revenue recorded by the Group:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
SINA	5,145,039	6,033,036	6,643,317

Intangible assets purchased by the Group:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
SINA	—	—	1,473,498
Hangzhou Kuyue	—	—	1,778,188

Amount due from (to) customers and suppliers who are related parties are as follows:

Amount due from (to) related parties

	As of December 31,
	2013	2014
	$	$
CRERAT	981,648	684
CRERAT	(3,892)	—
SINA	(1,741,371)	(3,616,957)
Guanfu Treasure-house	—	(326,850)
Hangzhou Kuyue	—	(887,481)

CRERAT is a joint venture formed by the Group with China Real Estate Research Association and China Real Estate Association, with the Group owning 51% equity interest of the entity.

Mr. Charles Chao, SINA’s chairman and chief executive officer, has served as a co-chairman of the Company’s board of directors after the Merger on April 2012 (related party since April, 2012), and SINA has been a major shareholder of the Company since then.

Guanfu Treasure-house, an entity controlled by Mr. Xinzhou, co-chairman and chief executive officer of the Group, controls Guanfu Treasure-house. The amount due to Guanfu Treasure-house represents payables for the services provided by the entity.

The group acquired 21% equity interest of Hangzhou Kuyue in 2014, and the group can exercise significant influence over the entity.

(b) Affiliates

Amounts due from (to) affiliates are comprised as the following:

	As of December 31,
	2013	2014
	$	$
Shanghai Yueshun Real Estate Development Co., Ltd. (1)	281,768	280,750
Shanghai Jin Yue Real Estate Development Co., Ltd. (2)	(392,219)	(390,801)
Suzhou Hehui Xuyuechang Equity Investment Center (“Xuyuechang Center”) (3)	(103,331)	285,272
Suzhou Hehui Xuyuerong Equity Investment Center (“Xuyuerong Center”) (3)	(480,081)	23,461
Suzhou Hehui Xuyuezhen Equity Investment Center (“Xuyuezhen Center”) (3)	(54,618)	115,447
E-House (China) Real Estate Investment Fund 1 L.P. (the “Fund”)(4)	—	5,388,646
Muxin Center(5)	—	(110,097)

Notes:

(1)             Xin Zhou is a director of the entity. The amount receivable (payable) is the rental cost paid (rental income received) by the Group on behalf of the entity.

(2)             Xin Zhou is a director of the entity. The amount payable is rental expense paid by the entity on behalf of E-Commercial (Shanghai) Real Estate Advisory Co, Ltd.

(3)             The Group holds 0.6%, 0.5% and 0.5% equity interest of Xuyuechang Center, Xuyuerong Center and Xuyuezhen Center, respectively. The Group also acts as a non-acting general partner and provides investment advice to the entities. The amount payable of December 31, 2013 is the advance management fee received by the Group while the amount receivable of December 31, 2014 is the management fee receivable from the entities.

(4)             In January 2008, the Group formed the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner. The general partner receives annual management fee and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, director of the Company, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. The Group has no investment in the Fund. The amount receivable is the carried interest receivable from the Fund.

(5)             The Group holds 23.4% equity interest of Muxin Center. The Group also acts as general partner and provides investment advice to the entities. The amount payable is the advance management fee received by the Group.

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

(d) Real Estate Investment Fund Management

Management fees or carried interest from funds are comprised of the following:

	Years Ended December 31,
	2012	2013	2014
	$	$	$
E-House (China) Real Estate Investment Fund 1 L.P. (the “Fund”)	202,198	63,567	5,386,412
E-House Shengyuan Equity Investment Center (“Shengyuan Center”)	1,580,360	1,549,416	1,410,790
E-House Shengquan Equity Investment Center (“Shengquan Center”)	619,857	611,205	559,100
Wuling Center (Note 4)	—	3,804,667	3,012,485
Shouxin Center (Note 4)	—	—	120,858
Muxin Center (Note 4)	—	—	191,770
Others(1)	—	305,343	1,061,829
Total management fee or carried interest earned	2,402,415	6,334,198	11,743,244

The amount presented in the table is the revenue without net of sales tax.

Notes:

(1)             Others represent Xuyuechang Center, Xuyuerong Center and Xuyuezhen Center. The amount represents the management fee recognized from these entities during the periods.

In January 2010, the Group formed a limited partnership, Shengyuan Center in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner. The Group’s 51% owned subsidiary, Shanghai Yidezeng Equity Investment Center, acts as Shengyuan Center’s general partner. The general partner receives annual management fees and carried interest on a success basis. The Group invested $10,065,348 (RMB65,000,000) into the Shengyuan Center for a 13% equity interest. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, owns an 8% equity interest in the Shengyuan Center and is a limited partner. In 2013 and 2014, the Group received $461,463 (RMB2,813,487) and $1,781,581 (RMB10,881,747 ) capital return from Shengyuan Center, respectively.

In April 2010, the Group formed Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, Shanghai Yidexin Equity Investment Center, acts as Shengquan Center’s general partner. The general partner receives annual management fee and carried interest on a success basis. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, holds a 2.4% equity interest in the Shengquan Center.

23. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 240 months and are renewable upon negotiation. Rental expenses were $24,418,965, $23,033,850, and $28,223,879 for the years ended December 31, 2012, 2013 and 2014, respectively. Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2014 were as follows:

Amount
Year Ended December 31	$
2015	23,164,631
2016	19,986,357
2017	13,792,164
2018	7,556,084
2019	4,646,363
Then thereafter	30,277,284
Total	99,422,883

(b) Properties payment commitments

As of December 31, 2014, the Group had a commitment of $57,287,504 for properties to be held for sales within one year.

As of December 31, 2014, the Group had a commitment of $2,044,054 for two floors of an office building which will be used as offices by a subsidiary of the Group and is payable within one year.

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

The Group has a clawback obligation to the Fund for which the Group acts as the general partner. Carried interest is subject to clawback to the extent that the limited partners have not received a certain level of aggregate distributions or the carried interest exceeds a certain level based on cumulative results. The Group recognize carried interest income of nil, nil and $5,386,412 for the years ended December 31, 2012, 2013 and 2014, respectively. The Group did not have any clawback obligations as of December 31, 2013 and 2014.

24. Subsequent Events

In January 2015, the Group entered a property purchase agreement with a total amount of RMB 168,930,000. The property will be used as offices by the Group. The commitment is payable within one year.

In March 2015, the Group and Baidu agreed to extend the strategic cooperation agreement for the exclusive rights for another nine months through December 2015 for consideration of RMB 75,000,000.

On March 18, 2015, the Company announced that its board of directors had authorized and approved the Company’s payment of a cash dividend of $0.15 per ordinary share ($0.15 per ADS). The cash dividend will be payable on or about May 15, 2015 to shareholders of record as of the close of business on April 10, 2015.

On March 18, 2015, Leju also announced that its board of directors has authorized and approved Leju’s payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS). The cash dividend will be payable on or about May 15, 2015 to Leju’s shareholders of record as of the close of business on April 10, 2015.

In April 2015, the Group entered into a binding agreement with Jupai to sell its real estate fund management services to Jupai (“Transaction”). The real estate fund management services are held by Scepter, a consolidated subsidiary 51% by the Group, with the remaining 49% owned by Reckon Capital Limited, a company incorporated in the British Virgin Islands (“Reckon Capital”) and majority owned and controlled by Mr. Xin Zhou. Pursuant to the agreement, the Group and Reckon Capital will transfer all of their respective equity interests in Scepter in exchange for Jupai’s issuance of ordinary shares equal to 20% of Jupai’s total post-issuance equity interest on a fully diluted basis upon completion of a proposed initial public offering of Jupai (“Proposed IPO”), without giving effect to shares issued in the Proposed IPO. In addition, the Series B Preferred Shares of Jupai currently held by the Group will be converted to ordinary shares upon the Proposed IPO. Immediately upon the closing of the Transaction and the conversion of Series B Preferred Shares, E-House will become the largest shareholder of Jupai with an approximately 37% equity interest in Jupai (without giving effect to the shares issued in the Proposed IPO).