Form 20-F
period 2015-12-31
E-HOUSE (CHINA) HOLDINGS LTD
filed 2016-04-22
CIK 1405658

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

148,823,164 ordinary shares, par value $0.001 per share, as of December 31, 2015.

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

•                  “VIEs” refers to any or all of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai Fangjia and Shanghai Weihui (each a “VIE”), all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, these companies;

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2011 and 2012 and our consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	As of and for the Years Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of $, except share, per share and per ADS data)
Consolidated Statement of Operations Data:
Total revenues	401,625	462,439	731,079	904,499	1,023,657
Cost of revenues	(163,044)	(203,171)	(274,036)	(306,133)	(329,761)
Selling, general and administrative expenses	(286,688)	(336,873)	(400,947)	(545,492)	(706,050)
Goodwill impairment charge	(417,822)	—	—	—	—
Other operating income	6,180	6,475	4,918	8,787	6,757
Income (loss) from operations	(459,749)	(71,130)	61,014	61,661	(5,397)
Net income (loss)	(465,020)	(71,049)	51,086	52,338	(55,300)
Less: net income (loss) attributable to non-controlling interest	(194,663)	(14,078)	(871)	12,336	(15,429)
Net income (loss) attributable to E-House shareholders	(270,357)	(56,971)	51,957	40,002	(39,871)
Earnings (loss) per ordinary share and ADS(1):
Basic	$(3.39)	$(0.54)	$0.40	$0.29	$(0.28)
Diluted	$(3.39)	$(0.54)	$0.38	$0.26	$(0.28)
Dividends per ordinary share:
Basic	0.25	0.15	0.15	0.35	0.15
Weighted average number of ordinary shares used in per share calculations:
Basic	79,769,823	106,159,388	130,163,165	139,211,442	142,615,258
Diluted	79,769,823	106,159,388	135,779,997	146,687,835	142,615,258

Consolidated Balance Sheet Data:
Cash and cash equivalents	392,005	210,841	413,319	630,617	465,184
Total assets	1,143,698	1,011,962	1,355,520	1,776,924	1,784,502
Total current liabilities	176,097	222,284	356,624	455,145	618,383
Total E-House shareholders’ equity	633,362	738,925	821,938	1,007,790	907,702

Note:

(1)           Each ADS represents one ordinary share.

Non-GAAP Financial Measures

The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss) and our adjusted net income (loss) attributable to E-House shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, amortization of intangible assets resulting from business combinations, and goodwill impairment charge. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP, or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge.

We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax), amortization of intangible assets resulting from business combinations (net of tax), and goodwill impairment charge (net of tax).

We define adjusted net income (loss) attributable to E-House shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests), amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests), and goodwill impairment charge (net of tax and non-controlling interests).

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

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to E-House shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	For the Years Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of $)
Income (loss) from operations	(459,749)	(71,130)	61,014	61,661	(5,397)
Share-based compensation expense	32,024	35,656	18,903	22,176	22,395
Amortization of intangible assets resulting from business acquisitions	22,228	22,956	22,606	15,269	13,653
Goodwill impairment charge	417,822	—	—	—	—
Adjusted income (loss) from operations	12,325	(12,518)	102,523	99,106	30,651
Net income (loss)	(465,020)	(71,049)	51,086	52,338	(55,300)
Share-based compensation expense (net of tax)	32,024	35,656	18,903	22,176	22,395
Amortization of intangible assets resulting from business acquisitions(net of tax)	19,220	19,740	14,924	13,482	10,240
Goodwill impairment charge (net of tax)	417,822	—	—	—	—
Adjusted net income (loss)	4,046	(15,653)	84,913	87,996	(22,665)

Net income (loss) attributable to E-House shareholders	(270,357)	(56,971)	51,957	40,002	(39,871)
Share-based compensation expense (net of tax and non-controlling interests)	24,318	32,249	18,903	19,860	18,564
Amortization of intangible assets resulting from business acquisitions(net of tax and non-controlling interests)	10,171	16,360	14,562	11,085	7,200
Goodwill impairment charge (net of tax and non-controlling interests)	226,183	—	—	—	—
Adjusted net income (loss) attributable to E-House shareholders	(9,685)	(8,362)	85,422	70,947	(14,107)

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the certified exchange rate in effect on December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 15, 2016, the certified exchange rate was RMB6.4730 to US$1.00.

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

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2290	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15, 2016)	6.4730	6.4713	6.4810	6.4580

Source: Federal Reserve Statistical Release

Note:

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

We conduct our real estate services business primarily in China. Our business depends substantially on the conditions of the PRC real estate market. Demand for private residential real estate in China has grown rapidly in the recent decade but such growth is often coupled with volatility in market conditions and fluctuation in real estate prices. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate markets, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their downpayment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and may continue to affect the conditions of the China’s real estate market and cause fluctuations in real estate pricing and transaction volume. See “—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our result of operations. To the extent fluctuations in the real estate market adversely affect real estate transaction volumes or prices, our financial condition and results of operations may be materially and adversely affected.

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

To stimulate real property market, the Chinese government has released certain policies to loosen some of the restrictive measures in 2015 and 2016. For example, the Chinese government lowered the percentage of down payment for purchase of houses during 2015 and 2016, and relaxed real property related tax policies in early 2016. Certain cities have also loosened their local housing price control measures in 2015 and 2016. However, we cannot assure you that the PRC government will not retighten the policy or adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

Through an agreement that we entered into with SINA Corporation, or SINA, in 2009, we own SINA’s real estate operations through our majority-owned subsidiary Leju. To a large extent, the operations and revenues of Leju’s business rely on SINA’s cooperation with us. The domain names of some major websites of Leju’s business are owned by SINA and licensed to Leju through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we amended and restated in 2014 to extend through 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, Leju is also the exclusive agent of SINA for selling advertising to the real estate advertisers through 2024. To a certain extent, we rely on SINA’s continued cooperation on an ongoing basis to enjoy our rights pursuant to our agreements with SINA. SINA could at any time reduce its support for our business. In addition, SINA’s dual role as our substantial shareholder and contractual counterparty could result in conflicts of interest. If for any reason SINA does not fulfill its obligations in accordance with the advertising inventory agency agreement or any of the other agreements or otherwise reduces its support for our online real estate operations, our business may be materially and adversely affected.

In August 2010, we launched for Baidu, Inc., or Baidu, its real estate website, house.baidu.com, and home furnishing website, jiaju.baidu.com, to offer search-based advertising for China’s real estate and home furnishing industries pursuant to our strategic cooperation agreement with Baidu, which expired in December 2015. In August 2011, we became Baidu’s premier strategic online real estate partner and obtained the exclusive right, through December 2015, to sell Baidu’s real estate Brand-Link product, a form of keyword advertising. Although Baidu still works with us as a product partner, our strategic partnership was not renewed upon expiration in December 2015. There can be no assurance that Baidu will continue to be our product partner. Changes in our relationship with Baidu or the termination thereof could materially and adversely affect our business and results of operations, if we are unable to secure substituting customers or sources of revenues.

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

Leju has also established strategic cooperation relationships with Weibo Corporation, or Weibo, a leading social media platform in China and majority owned subsidiary of SINA, and has opened and operated numerous Weibo accounts related to real estate. In addition, Leju has a strategic venture with CITIC, pursuant to which CITIC introduced “Leju Loan”, an innovative financial product that aims to provide added liquidity and improve the overall purchasing power of home buyers through Leju’s online platform. There can be no assurance that we will be able to maintain our strategic cooperation relationships with Weibo through Leju, or that we will be able to execute on any other new initiatives successfully and achieve the expected results.

We may also explore other business initiatives to expand the scope of our products and services. In July 2014, we launched our community value-added services, our real estate financial services and our home price rating website under our real estate information and consulting services. Failure to execute our business plans for these new business initiatives could have material and adverse effect on the results of our operations.

Our business faces risks associated with the application of the e-commerce business model to the real estate industry.

Our e-commerce business was established in 2011 and has experienced rapid growth to become an integral part of our online real estate service operations. The business of providing these e-commerce services is still relatively new and evolving, and its growth depends on our ability to manage it effectively. Although we generally have been able to maintain contractual arrangements with third-party property developers who allow us to sell discount coupons to prospective real estate purchasers on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. Customer complaints or negative publicity about our services could diminish consumer confidence in and use of our services, and our results of operations or profitability could be adversely affected.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

Our revenues increased 13% to $1,023.7 million for the year ended December 31, 2015 from $904.5 million for the year ended December 31, 2014. We intend to continue to expand our services and operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived, in the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets and launch new business initiatives. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

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

We encounter intense competition in each of our business segments on a national, regional and local level. Competition in the industry is primarily based on quality of services, brand name recognition, geographic coverage, commission rates or service fees, and range of services. Compared to real estate development, providing real estate services does not require significant capital commitments. This low barrier to entry allows new competitors to enter our markets with relative ease. The new competitive landscape has placed additional demands on us to increase the amount of resources we provide to our customers and increase the quality of our services in order to retain our customers. New and existing competitors may offer competitive rates, greater convenience or superior services, which could attract customers away from us, resulting in lower revenues for our operations. Competition among real estate services companies may cause a decrease in commission rates or service fees we receive and higher costs to attract or retain talented employees.

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

In addition, we expect more companies to enter the real estate online service industry in China and a wider range of real estate online services to be introduced. As the real estate online services industry in China is relatively new and constantly evolving, existing or future competitors of our real estate online business may be able to better position themselves to compete as the industry matures. Currently, the largest competitor of our real estate online business at the national level is fang.com, formerly soufun.com, with which we compete on all of our real estate online business lines. We also compete with providers for online property listings, including 58.com, which acquired anjuke.com in 2015. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services, such as house365.com in the Nanjing market. Some of these websites may have a larger user base, better brand recognition or stronger market influence. It is also possible that websites with large traffic may decide to provide real estate-related listing and other online services. Moreover, regionally and locally focused websites providing regional real estate listings together with localized services have offered and may continue to offer strong competition in the regions that we operate.

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

Revenues derived from services we rendered to the top ten clients in each of 2013, 2014 and 2015, accounted for approximately 17%, 15% and 14%, respectively, of our total revenues. No single client accounted for over 10% of our total revenues in 2013, 2014 or 2015. In the future, these real estate developers, all of which are independent third parties, may not continue to engage our services at the same level, or at all, or they may experience financial or other difficulties that prevent them from making timely delivery of their properties under development. Should these real estate developers terminate or substantially reduce their business with us and we fail to find alternative real estate developers to provide us with revenue-generating business, or if any of them fail to make timely delivery of their properties under development, our financial condition and results of operations may be materially and adversely affected.

We face long cycles to settle our accounts receivable and customer deposits, which could materially and adversely affect our results of operations.

As part of the industry practice, many of our developer clients elect to settle our commission and other service fees only upon the completion of the entire project or a phase of a project. Our working capital levels are therefore affected by the time lag between the time we actually make sales, bill our clients and collect the funds owed to us. This also results in large accounts receivable balances. As of December 31, 2015, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $462.3 million. Some of our developer clients require us to pay an upfront and refundable deposit as demonstration of our financial strength and commitment to provide high quality service, and refund our customer deposits subject to certain pre-determined criteria at a date specified in the agency contracts. If any of our clients with significant outstanding accounts receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such accounts receivable and customer deposits, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.

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

Moreover, certain of our consolidated VIEs and their respective subsidiaries, are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including an ICP license. These consolidated VIEs include Beijing Leju, which operates our real estate online business, Shanghai Yi Xin, which operates our real estate e-commerce platform, Beijing Jiajujiu, which operates our online home furnishing websites, Shanghai Kushuo, which operates our real estate offline advertising business, real estate financial services and community value-added services, and Shanghai Fangjia, which operates our real estate home price rating services. We also plan to migrate the operation of community value-added services from Shanghai Kushuo to another VIE, Shanghai Weihui, in the near future. These licenses are essential to the operation of the relevant business segments and are generally subject to annual review by the relevant governmental authorities. Our consolidated VIEs and their respective subsidiaries may also be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or web links to such programs, other websites or data on the websites may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for internet and network transmission of video and audio programs. During operation of certain of our business segments, we post information, including graphics, web links to videos, other websites or data on websites operated by us. Our consolidated VIEs and their subsidiaries do not have internet publication licenses and licenses for internet and network transmission of video and audio programs. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our video/audio programs and other content hosted by SINA are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our business even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

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

In July 2015, ten PRC central government authorities, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released guidelines to set out regulatory principles for internet finance businesses, including those in the peer-to-peer lending, or P2P, industry. According to the guidelines, P2P companies should only serve as intermediaries to provide information services to borrowers and investors, and must not provide credit enhancement services or conduct fund-raising. The guidelines also outline certain regulatory propositions, which would require internet finance companies, including P2P companies, to (i) complete website filing procedures with the administrative departments overseeing telecommunications; (ii) use custody accounts set up with PBOC-approved banks to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (iii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iv) enhance online security management to protect customers’ personal and transactional information; and (v) take measures against money laundering and other financial crimes. Relevant authorities are in the process of implementing detailed rules for the P2P industry, but the content and timing of such new rules, which may impose licensing, reporting or capital adequacy ratio requirements or provide for other requirements for market participants, are uncertain. We cannot assure you that all aspects of our internet fiancne business are in full compliance with the guidelines and the other principles that have been announced in recent years.

Moreover, new laws and regulations may be adopted to establish detailed requirements and/or to require certain licenses or permits for P2P business. Any enhancement in regulatory scrutiny over the industry may adversely affect our business. In addition, if future PRC regulations require that we obtain certain additional licenses or permits or change current business model in order to continue to conduct our internet finance operations, there can be no assurance that we will be able to obtain such licenses or permits or make certain changes to our business model in a timely fashion, or at all. If any of the above situations occurs, our financial condition and business prospects could be adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of December 31, 2015. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

As part of our funding exercises or attempts to increase the liquidity of shares in our subsidiaries, we may sell all or part of our interests in one or more of our subsidiaries through a listing of the shares of such subsidiaries or the sale to third parties of all or a portion of our equity interests in such subsidiaries. For example, we sold a 15% equity interest in Leju to Tencent in March 2014, and Leju completed its initial public offering of Leju ADSs and a concurrent private placement of Leju ordinary shares to Tencent in April 2014. As a result of these transactions, our equity interest in Leju was reduced to 75.5% as of April 30, 2014. Furthermore, we were authorized by our board of directors in December 2014 and completed on January 15, 2015 a partial spin-off of Leju by distributing Leju shares to our shareholders, after which our equity interest in Leju was reduced to approximately 70%. Separately, in April 2015, we reached an agreement with Jupai Holdings Limited, or Jupai, a third-party wealth management service provider in China, to transfer to Jupai all equity interests in Scepter Pacific Limited, or Scepter, our 51% owned subsidiary operating our real estate investment fund management business unit, in exchange for Jupai’s ordinary shares. The transaction was closed upon the completion of Jupai’s initial public offering in July 2015.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Some of our PRC subsidiaries, consolidated VIEs and their subsidiaries use seconded employees for their principal business activities. The transition period ended on February 29, 2016, and those PRC subsidiaries are taking steps to decrease the number of seconded employees. If the relevant PRC subsidairies are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

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

E-House (China) Holdings Limited is a Cayman Islands company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the internet industry and the uncertainty over the administrative practice regarding advertising industries, we conduct part of our business through contractual arrangements with our affiliated PRC entities. We rely on Beijing Leju and its subsidiaries to operate our real estate online business and real estate advertising service business. We use Shanghai Yi Xin to operate our real estate e-commerce platform, Beijing Jiajujiu and its subsidiaries to operate our online home furnishing websites, Shanghai Kushuo and its subsidiaries to operate our real estate offline advertising business, real estate financial services and community value-added services, and Shanghai Fangjia to operate our real estate home price rating services. These VIEs and their relevant subsidiaries hold the licenses and approvals that are essential for our business operations. In addition, we plan to migrate the operation of community value-added services from Shanghai Kushuo to Shanghai Weihui, which will be required to hold the relevant licenses and approvals.

We have entered into, through our majority-owned subsidiaries, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, Shanghai Yi Yue Information Technology Co., Ltd., or Shanghai Yi Yue, Beijing Maiteng Fengshun Science and Technology Co., Ltd., or Beijing Maiteng, Shanghai Yifang Software Co., Ltd., or Shanghai Yifang, and Shanghai Weidian Information Technology Co., Ltd., or Shanghai Weidian, a series of contractual arrangements with the VIEs operating in the internet and/or advertising industries and their respective shareholders. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs and their subsidiaries; (2) receive substantially all of the economic benefits from the VIEs and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (3) have an exclusive option to purchase all or part of the equity interests in the VIEs, when and to the extent permitted by PRC law, or request any existing shareholder of the VIEs to transfer all or part of the equity interest in the VIEs to another PRC person or entity designated by us at any time in our discretion. These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

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

In 2013, 2014 and 2015, our VIEs and their respective subsidiaries contributed in aggregate approximately 44%, 54% and 55% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the VIEs and their respective subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our VIEs and their respective subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of our consolidated VIEs in China, namely Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai Fangjia and Shanghai Weihui. These individuals may have conflicts of interest with us. For example, Beijing Leju is 80% owned by Mr. Xudong Zhu, the head of our offline advertising operations, and 20% owned by Mr. Zuyu Ding, our co-president. Neither Mr. Zhu nor Mr. Ding have a significant equity stake in our company. Conflicts of interests between their dual roles as shareholders of Beijing Leju and as officers of our company may arise. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause Beijing Leju and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Beijing Leju and its subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between Mr. Zhu or Mr. Ding and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. In addition, each of Shanghai Yi Xin and Beijing Jiajujiu is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma, an employee of our company, Shanghai Kushuo is 50% owned Mr. Zuyu Ding and 50% owned by Mr. Weijie Ma, Shanghai Fangjia is 50% owned by Mr. Zuyu Ding and 50% owned by Ms. Yan Zhang, an employee of our company, and Shanghai Weihui is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Xi Yang, an employee of our company. These individual shareholders do not have a significant equity stake in our company, and they may potentially have similar conflicts of interests as described above. If we cannot resolve any conflicts of interest or disputes between us and the individual shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and as to the outcome of which there is substantial uncertainty.

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

It is likely that we would not be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. held approximately 55% of our total voting power as of March 31, 2016. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a “variable interest entity” structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the real estate service industry, in which our VIEs operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as a market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing “variable interest entity” structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise be restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo, our then variable interest entity, and its shareholder, which provide us with substantial ability to control Tian Zhuo. After the transfer of 10% equity interests in Tian Zhuo from Mr. Xin Zhou to Mr. Xudong Zhu in July 2009, we entered into a series of new or amended contractual arrangements with Tian Zhuo and its shareholders which continue to provide us with substantial ability to control Tian Zhuo. In October 2012, the shareholders of Tian Zhuo transferred all of their equity interests in Tian Zhuo to Shanghai Lerong Information Technology Co., Ltd., a subsidiary of Beijing Leju, so that Tian Zhuo became a wholly owned subsidiary of Beijing Leju, and the contractual arrangement with Tian Zhuo was accordingly terminated. In December 2013, Shanghai Lerong Information Technology Co., Ltd. transferred all of its equity interests in Tian Zhuo to Shanghai Kushuo, so that Tian Zhuo has become a wholly owned subsidiary of Shanghai Kushuo. We have also entered into contractual arrangements with each of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai Fangjia and Shanghai Weihui and their respective shareholders, which provide us with substantial ability to control each of these VIEs. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation and the Ministry of Finance effective as of February 22, 2008, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was also recognized as a qualified software enterprise in September 2008 and was further approved by the local tax authority in May 2010 and, thus, it is likewise eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Another majority-owned subsidiary Shanghai Fangxin Information Technology Co. Ltd., or Shanghai Fangxin, was recognized as a qualified software enterprise in February 2012 and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Furthermore, the PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the State” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or nonfinancial, as stipulated in the implementation rules, to enjoy a reduced 15% enterprise income tax rate. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Each of Shanghai CRIC and Shanghai SINA Leju was approved as a “high and new technology enterprise” and is therefore subject to a 15% preferential income tax rate for the years from 2013 through 2014. In March, 2014, Shanghai CRIC was approved as a key software enterprise and is therefore subject to a 10% preferential income tax rate for the years from 2013 through 2014. In March 2015, Shanghai CRIC was approved as a “high and new technology enterprise” and is therefore subject to a 15% preferential income tax rate for the years from 2015 through 2016. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2015 and is entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017. However, qualified software enterprise status and “high and new technology enterprise” status is subject to annual review. Shanghai SINA Leju, Shanghai CRIC and Shanghai Fangxin are in the process of completing the annual review for 2015. If Shanghai SINA Leju, Shanghai CRIC or Shanghai Fangxin fails to maintain software enterprise status in any annual review, or Shanghai CRIC and Shanghai SINA Leju fails to maintain its high and new enterprise status, their applicable enterprise income tax rate may increase to up to 25%, which could have a material and adverse effect on our financial condition and results of operations.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company will be subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding, or the tax is otherwise exempted or reduced pursuant to PRC tax laws. In 2015, our PRC subsidiary Shanghai CRIC distributed RMB600 milion ($92.4 million) to us, and RMB60 million ($9.2 million) of withholding tax was paid as a result. We also intended to have some another PRC subsdiaries distribute their earnings and $26.8 million of withholding tax was accrued.

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

In February 2015, the State Administration of Taxation, or the SAT, issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or SAT Bulletin 7, which replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such transaction arrangement lacks a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity interests in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. In respect of an indirect transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. If the underlying transfer relates to immovable properties located in China or to equity interests in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to preferential tax treatment under applicable tax treaties or similar arrangements, if any, and the party who is obligated to make payments for the transfer has a withholding obligation. Although SAT Bulletin 7 does not apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Bulletin 7 or previous rules under SAT Circular 698. We and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be taxed under SAT Bulletin 7.

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

Risks Related to Our ADSs

Potential uncertainty involving the going private transaction may adversely affect our business and the market price of our ADSs.

On April 15, 2016, we entered into a merger agreement with E-House Holdings Ltd., or the Parent, and E-House Merger Sub Ltd., or the Merger Sub, a wholly-owned subsidiary of the Parent. Subject to satisfaction of the terms and conditions under the merger agreement, at the effective time of the merger, the Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of the Parent. Each of our ordinary shares (including ordinary shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$6.85 per share or ADS in cash, without interest and net of any applicable withholding taxes, except for (i) ordinary shares or ADSs beneficially owned by the buyer group, (ii) ordinary shares or ADSs owned by us or any of our subsidiaries, (iii) ordinary shares or ADSs held by our ADS depositary and reserved for issuance and allocation pursuant to our share incentive plan, and (iv) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger.

The merger is subject to customary closing conditions including the approval of the merger agreement by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the shares present and voting in person or by proxy at a meeting of our shareholders which will be convened to consider the approval of the merger agreement and the merger. As of the date of the merger agreement, the buyer group beneficially owned, in the aggregate, approximately 44.9% of the issued and outstanding ordinary shares (including ordinary shares represented by ADSs). Pursuant to a voting agreement entered into between the buyer group and the Parent, the members of the buyer group have agreed to vote all the ordinary shares and ADSs beneficially owned by them in favor of the authorization and approval of the merger agreement and the merger. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—‘Going Private’ Transaction.”

The merger, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, we are subject to various restrictions under the merger agreement on the conduct of our business prior to the completion of the merger, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the merger. Also, the development of the merger, such as completion of the merger or termination of the merger agreement, may increase volatility of the trading price of our ADSs.

The market price for our ADSs has been and may continue to be highly volatile.

In 2015, the closing price of our ADSs on the New York Stock Exchange, or the NYSE, varied from a high of $8.48 to a low of $4.86. The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2016, we had 148,834,830 ordinary shares issued, including the 4,843,362 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan, and 29,333,740 ordinary shares were held by SINA. Pursuant to an Investor Rights Agreement we entered into with SINA in August 2012, we agreed to provide SINA with certain registration rights in respect of our ordinary shares and ADSs owned by SINA, subject to certain limitations.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with SINA—Investor Rights Agreement with SINA.” In addition, a total of 31,500,000 ordinary shares held by certain shareholders affiliated with our management are currently subject to a share charge for the benefit of a third-party lender which has entered into a margin loan facility with one of these shareholders. To our knowledge, the shareholder fully repaid the principal amount and accrued interest under the margin loan facility in April 2016, and is coordinating with the lender to have the related share charge released. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” We have agreed to register part or all of the shares subject to the share charge on a shelf registration statement under certain conditions and upon occurrence of certain circumstances, if ever. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. If part or all of the shares subject to the share charge are sold in the public market or if any existing shareholder or shareholders sell a substantial amount of ADSs, the prevailing market price for our ADSs could be adversely affected. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because our holding company is incorporated under Cayman Islands law, conduct substantially all of our operations in China and the vast majority of our officers reside outside the United States.

Our holding company is incorporated in the Cayman Islands. We conduct substantially all of our operations through our PRC subsidiaries. The vast majority of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would impose liabilities in original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

While we believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2015 and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time, (which may be volatile). Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for any taxable years. In addition, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

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

On December 28, 2011, we entered into a merger agreement with CRIC and a wholly-owned subsidiary we established in the Cayman Islands, or the merger sub. The merger sub subsequently merged with and into CRIC, with CRIC continuing as the surviving corporation and a wholly-owned subsidiary of ours, on April 20, 2012, or the effective time. As a result, CRIC ADSs are no longer listed on NASDAQ. Pursuant to the merger agreement, at the effective time, each of CRIC ordinary shares (not including CRIC ordinary shares represented by CRIC ADSs) issued and outstanding immediately prior to the effective time was cancelled in exchange for the right to receive 0.6 of our ordinary shares and $1.75 in cash without interest, and each of CRIC ordinary shares represented by CRIC ADSs issued and outstanding immediately prior to the effective time was cancelled in exchange for the right to receive 0.6 of our ADSs and $1.75 in cash without interest (less a $0.05 per CRIC ADS cancellation fee payable by the holders of CRIC ADSs pursuant to the depositary agreement in respect of the CRIC ADSs). Immediately following the completion of the merger, SINA became our largest shareholder holding approximately 24.9% of our outstanding shares at the time. We paid approximately $113.1 million in cash and issued 38,785,588 ordinary shares as consideration for the merger.

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

In March 2014, we entered into a share purchase and subscription agreement with Leju and Tencent, pursuant to which Tencent acquired from us 19,201,800 of Leju’s ordinary shares, or 15% of its total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju’s shares that were granted and outstanding at the time for $180 million in cash. On April 17, 2014, Leju listed its American depositary shares, each representing one ordinary share of Leju, or the Leju ADSs, on the NYSE in connection with an initial public offering. Leju issued a total of 11,500,000 ordinary shares, represented by 11,500,000 Leju ADSs, at $10.00 per Leju ADS in connection with its initial public offering, and an additional 2,029,420 Leju ordinary shares to Tencent in a private placement concurrent with Leju’s initial public offering at $10.00 per Leju share. Following these transactions, we remained the majority shareholder of Leju, holding 75.5% of Leju’s total outstanding shares, and Tencent became Leju’s second largest shareholder holding 15.9% of Leju’s total outstanding shares, in each case as of April 30, 2014.

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

In April 2015, we reached an agreement with Jupai, a third-party wealth management service provider in China, to transfer to Jupai all equity interests in Scepter, our 51% owned subsidiary operating our real estate investment fund management business unit, in exchange for Jupai’s ordinary shares. The transaction was closed upon the completion of Jupai’s initial public offering in July 2015. As of December 31, 2015, we held approximately 30.8% of the total outstanding shares of Jupai. As a result of the transaction, Jupai acquired Scepter, which continues to conduct its business in China through Shanghai E-Cheng Asset Management Co., Ltd., or Shanghai E-Cheng, and its subsidiaries. Shanghai E-Cheng is a variable interest entity of Scepter through the contractual arrangements between Baoyi Investment Consulting (Shanghai) Co., Ltd., a wholly-owned PRC subsidiary of Scepter, and Shanghai E-Cheng and its shareholders.

On April 15, 2016, we entered into a merger agreement with the Parent and the Merger Sub. Subject to satisfaction of the terms and conditions under the merger agreement, at the effective time of the merger, the Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of the Parent. Each of our ordinary shares (including ordinary shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$6.85 per share or ADS in cash, without interest and net of any applicable withholding taxes, except for (i) ordinary shares or ADSs beneficially owned by the buyer group, (ii) ordinary shares or ADSs owned by us or any of our subsidiaries, (iii) ordinary shares or ADSs held by our ADS depositary and reserved for issuance and allocation pursuant to the our share incentive plan, and (iv) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger. The merger is subject to customary closing conditions including the approval of the merger agreement by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the shares present and voting in person or by proxy at a meeting of our shareholders which will be convened to consider the approval of the merger agreement and the merger. As of the date of the merger agreement, the buyer group beneficially owned, in the aggregate, approximately 44.9% of the issued and outstanding ordinary shares (including ordinary shares represented by ADSs). Pursuant to a voting agreement entered between the buyer group and the Parent, the members of the buyer group have agreed to vote all the ordinary shares and ADSs beneficially owned by them in favor of the authorization and approval of the merger agreement and the merger. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—‘Going Private’ Transaction.”

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

B.                                    Business Overview

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide real estate online services (including e-commerce, online advertising and listing services), real estate brokerage services (including primary real estate agency services and secondary real estate brokerage services), real estate information and consulting services, community value-added services and other services (including real estate advertising services, real estate promotional event services and real estate financial services). In July 2015, we transferred our real estate investment fund management business unit to Jupai in exchange for Jupai’s ordinary shares. Our clients mainly include leading domestic and international real estate developers, as well as individual consumers. The geographic network of our services covers 263 cities across China.

Our revenues increased 13% to $1,023.7 million for the year ended December 31, 2015 from $904.5 million for the year ended December 31, 2014. Starting in 2010, the PRC government adopted a series of restrictive policies for the real estate industry in China, which has had a material and adverse effect on the overall real estate market in China and hence our business operations. We had net loss attributable to E-House shareholders of $270.4 million and $57.0 million in 2011 and 2012, respectively. In 2013 and 2014, we had net income attributable to E-House shareholders of $52.0 million and $40.0 million, respectively, and in 2015, we had net loss attributable to E-House shareholders of $39.9 million. We derive substantially all of our revenues from our operations in China.

Our Services

We provide the following types of services:

•                  real estate online services (including e-commerce, online advertising and listing services),

•                  real estate brokerage services (including primary real estate agency services and secondary real estate brokerage services),

•                  real estate information and consulting services,

•                  community value-added services, and

•                  other services, which include real estate advertising services, real estate promotional event services, real estate investment fund management (for part of 2015) and real estate financial services.

We may continue to offer new complementary real estate services to capture market trends and to serve the evolving needs of our clients.

Real Estate Online Services

We provide online-to-offline, or “O2O”, real estate services through our majority-owned subsidiary, Leju, in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 260 cities and various mobile apps. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we currently also operate various real estate and home furnishing websites of SINA. We also operated the real estate and home furnishing websites of Baidu until December 31, 2015. Real estate online services accounted for 46%, 55% and 56% of our total revenues in 2013, 2014 and 2015, respectively.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits, marketing events and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months ended March 31, 2015	Three months ended June 30, 2015	Three months ended September 30, 2015	Three months ended December 31, 2015
Number of discount coupons issued to prospective purchasers (number of transactions)	40,765	94,489	70,641	98,051
Number of discount coupons redeemed (number of transactions)(1)	32,111	52,413	57,303	61,567

Note:

(1)                                  The number of discount coupons issued to prospective purchasers that were used by the purchaser to obtain a discount in connection with a property purchase during the period. We recognize revenue from the sale of discount coupons when they are redeemed. See ‘‘Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies.’’

We also offer e-commerce services in connection with home furnishing. In particular, we launched qianggongzhang.com in July 2014. The website, which is now address at 7gz.com, is an online platform for independent contractors who serve home purchasers in the home renovation and decoration process, by working with city-level operators who aggregate the contractors. Home purchasers in each city can use the website to choose and compare up to three free quotes from individual contractors before selecting a contractor and can rely on third-party inspection companies engaged by us to ensure quality control during and after the renovation and decoration process.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. We also had similar arrangement with Baidu until December 31, 2015. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also had the exclusive right to sell Baidu’s Brand-Link product for real estate related advertising until December 31, 2015.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. We also operated the Baidu real estate websites for such listings until December 31, 2015.

In March 2014, we entered into a strategic cooperation agreement with an affiliate of Tencent Holding Limited, or Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent’s social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ;” the social media service, “Tencent Weibo;” the social networking service, “Qzone;” and/or certain other Tencent wholly-owned internet properties in China.  We had opened 73,834 project-related official accounts on Weixin  by December 31, 2015.

Real Estate Brokerage Services

Our real estate brokerage services consist of mostly primary real estate agency services, supplemented by secondary real estate brokerage services in a few cities.

Primary Real Estate Agency Services. Our principal business has traditionally been providing primary real estate agency services to real estate developers. Primary real estate agency services accounted for 37%, 30% and 35% of our total revenues in 2013, 2014 and 2015, respectively. The following table sets forth the total GFA and value of properties sold for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
Total GFA of new properties sold (thousands of square meters)	21,504	21,752	26,368
Total value of new properties sold (millions of RMB)	196,509	195,410	270,338

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

In 2015, we provided primary real estate agency services for 1,015 projects in 127 cities in China. We have significantly expanded our primary real estate agency services by forming strategic alliances with leading real estate developers such as Evergrande. These strategic alliances provide us with a substantial increase in both GFA immediately available for sale as well as a project pipeline for future sales. They also help us expand into new cities and regions. We plan to continue to form strategic alliances with leading real estate developers. In the fourth quarter of 2014, we incorporated internet tools and mobile apps to our traditional brokerage services to improve our capabilities in customer origination.

Secondary Real Estate Brokerage Services. We provide secondary real estate brokerage services in 4 cities, including brokerage services for both sales and rentals. Secondary real estate brokerage services accounted for 2%, 1% and 1% of our total revenues in 2013, 2014 and 2015, respectively. As of December 31, 2015, we had a total of 39 stores, including 13 in Shanghai, 22 in Hangzhou, 3 in Hong Kong and 1 in Macau. We closed a total of 2 stores in 2015 in order to reduce costs and optimize our store network.

Our secondary real estate brokerage services include offering advisory services on choices of properties, accompanying potential buyers on property viewing trips, drafting purchase contracts, negotiating price and other terms, providing preliminary proof of title, and coordinating with the notary, the bank and the title transfer agency.

In addition to marketing and selling properties in the secondary real estate market, our secondary brokerage storefronts also support our sales effort in the primary real estate agency services market primarily by promoting and selling any remaining unsold units of primary real estate projects. This not only generates additional transactions and revenues for our secondary real estate brokerage business, but also enhances our services to our clients in the primary real estate market.

We provide our secondary real estate brokerage services using a lease-and-operate model. We directly lease properties for our brokerage storefronts, manage and train the sales staff and maintain all the applicable licenses.

Real Estate Information and Consulting Services

Our real estate information and consulting services are tailored to meet the needs of developer clients at various stages of the project development and sales process and other clients with particular requests and needs. Leveraging our strength in real estate data, we also started offering home price index service in 2013 and online home price estimates and rating services in 2014. Real estate information and consulting services accounted for 11%, 9% and 6% of our total revenues in 2013, 2014 and 2015, respectively.

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

In 2013, we initiated CRIC Home Price series, also referred to as our China Real Estate Price System, or CRPS. The CRIC Home Price series includes a primary home price index for 288 cities in China and a secondary home price index for 60 cities, which estimate home prices for existing homes and recommend pricings for newly built homes.

In July 2014, we officially launched the CRIC home price ratings website www.fangjiadp.com and its related mobile app (together, “Fangjiadp”). The website and app covered more than 9,500 new residential developments in 26 cities, as well as more than 17,500 existing residential compounds in 13 cities in China as of March 31, 2016. Fangjiadp provides independent home price estimates, qualitative reviews, and ratings for primary and secondary market residential compounds. By entering an address (down to each individual apartment unit level) or compound name, consumers can instantly obtain the estimated market value of both new and previously-owned properties, as well as CRIC’s expert opinions on other aspects of the properties. Properties are rated as “strongly recommended buy,” “recommended buy,” “buy with caution” or “recommend waiting.” Once a consumer locates a property of interest, Fangjiadp will also list four similar properties in the area that are in the same price range so that consumers can compare estimated values and other aspects of the properties. Fangjiadp’s unique user interface allows consumers to conduct one-on-one conversations with CRIC’s home price analysts.

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

Community Value-added Services

We started our mobile community value-added services, through the launch of “Shi Hui” app, in July 2014. Shi Hui, which translates to “value,” is jointly established by us, SINA, Focus Media Holding Limited, the operator of China’s largest lifestyle targeted interactive digital media network, and Shentong Express Co., Ltd, a logistics company whose network covers major cities and towns in China. As of December 31, 2015, we owned 55% of Shanghai Weidian which owns and operates Shi Hui.

Users download Shi Hui and select their residential compounds, office buildings and/or schools and can win promotional products and free services from a variety of merchants and service providers on a daily basis, find nearby restaurants, stores and other service providers, and participate in chat groups with people in the same communities.

Shi Hui was initially launched in Shanghai and Beijing. In 2015, Shi Hui was expanded to a total of 40 cities in China. As of March 31, 2016, the Shi Hui app had more than 11.3 million registered users. In addition, retailers and service providers provided to Shi Hui users free offers and discounts worth a total value of approximately RMB25.2 billion (US$3.9 billion).

Other Services

Our other services include real estate advertising services, real estate promotional event services, real estate investment fund management (for part of 2015) and real estate financial services.

Real Estate Advertising Services. We began providing real estate advertising services in 2009 by making wholesale purchases of advertising space in print and other media and reselling them to our developer clients.

Real Estate Promotional Event Services. We began offering promotional event services to our various clients in 2010. Our promotional event services include securing venues, hiring caterers and various other service providers, formulating event themes and inviting speakers and guests for real estate promotional events.

Real Estate Investment Fund Management. In July 2015, we transferred to Jupai all equity interests in Scepter, which operated our real estate investment fund management business unit, in exchange for Jupai’s ordinary shares. As a result, we no longer offer real estate investment fund management services. Before we transferred our investment fund management business unit to Jupai, certain of our 51% owned subsidiaries acted as the general partner for some investment funds focusing on China’s real estate sector. As the general partner, we received annual management fees, and were entitled to carried interest from the fund in the event that the investors in the fund achieve cumulative investment returns in excess of a specified amount at the end of the contract year. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party Transactions—Real Estate Investment Fund Management.”

Real Estate Financial Services. We launched our real estate financial services P2P platform, “Fang Jin Suo”, and its associated website, www.fangjs.com, in July 2014. Fang Jin Suo, which translates to “Source of Real Estate Funds” and was jointly founded by us, SINA and Sequoia Capital, is a platform that links qualified home buyers with borrowing needs to potential investors. Since its launch, Fang Jin Suo has matched the needs of investors who seek a variety of real estate-related investment products with attractive returns and qualified home buyers who need additional liquidity to facilitate real estate transactions. As of March 31, 2016, a total of RMB1,451 million (US$224 million) in financing has been facilitated through Fang Jin Suo. We held a 56% ownership in Fang Jin Suo as of December 31, 2015.

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

Social Media. We have official E-House, CRIC and Leju social media accounts through Tencent’s Weixin and Weibo.

E-House and Leju Membership Clubs. We created the E-House Membership Club and Leju Membership Club to attract real estate buyers. As of December 31, 2015, we had approximately 138 million members located in 345 cities from both our online and offline services. We provide value-added services, such as newsletters containing information on the housing market and priority on sought-after properties without charge to our members. We frequently promote new properties to members who have indicated their preferences for new properties. We also conduct activities designed to increase our members’ loyalty, such as birthday greetings and invitations to entertainment events.

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

•                  In the real estate online business market, our largest competitor at the national level is fang.com, formerly soufun.com, with which we compete on all of our business lines. We also compete with providers for online property listings, including 58.com, which acquired anjuke.com in 2015. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services, such as house365.com in the Nanjing market.

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

•                  In the secondary real estate brokerage services market, we compete with established international and domestic real estate brokerage firms, including Beijing Lianjia Real Estate Brokerage Ltd., Centaline Group, Coldwell Banker, Shanghai House Exchange Co., Ltd., and 5i5j Real Estate Co. Ltd.

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

Employees and Training

We had 18,927 and 23,129 employees as of December 31, 2013 and 2014 respectively. As of December 31, 2015, we had 24,020 employees, including 3,293 in our corporate offices, 6,095 research staff and 14,632 sales staff. We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

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

Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 34,152 square meters of corporate office space. As of December 31, 2015, our offices in 68 cities occupy an aggregate of 143,930 square meters of leased space. We consider our corporate office space adequate for our current and future operations.

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

Pursuant to the Measures on Management of Brokers, “brokers” are defined as include individuals, legal persons and other entities that act as intermediary broker or agent in transactions for the purpose of obtaining commissions. The local offices of the State Administration for Industry and Commerce are the administrative bodies for brokers, responsible for handling registrations of brokers and supervising their activities. Different types of brokerages are required to obtain corresponding qualification licenses applicable to their respective businesses. Within 20 days after a brokerage company employs or dismisses any broker, it must file the broker’s information and the related contracts with the local offices of the State Administration for Industry and Commerce. Thus, according to these measures, before we or our individual brokers are allowed to engage in any brokerage services, we or our individual brokers, respectively, are required to obtain the required qualification licenses from the State Administration for Industry and Commerce. In addition, no brokerage company or broker can engage in any activities beyond the permitted business scope or against clients’ interests. In cases of noncompliance, the local offices of the State Administration for Industry and Commerce can issue warnings or impose fines up to RMB30,000 (US$4,631).

The Measures for Administration on Real Estate Brokerage govern the activities of real estate brokerages and real estate brokerage personnel in providing intermediary, agency and related services and charging commissions thereon. A real estate brokerage company and its branches must have sufficient qualified real estate brokers who have obtained real estate broker licenses.

A real estate brokerage company must enter into written agreements with its clients in respect of its brokerage services whereby the commission fee rate must be expressly specified. If a real estate brokerage company provides other services, such as loan agency and real estate registration agency, to a client, a separate written agreement must be entered into with the client. If a real estate brokerage company is entrusted to receive or pay the transaction price on behalf of any of its clients, the funds received or to be paid must be deposited in a special account established by the real estate brokerage company. If a real estate brokerage company is in violation of the Measures for Administration on Real Estate Brokerage, it may be subject to an order of rectification, an order to cease provision of services, and/or an order confiscating illegal income generated therefrom, and a fine up to RMB30,000 (US$4,631).

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

Local governments in different municipalities or cities may have detailed regulations governing the qualification and establishment of real estate brokerage companies and real estate brokerage activities. For example, in Shanghai, a real estate brokerage company must have a registered capital of at least RMB100,000 (US$15,437) and employ at least five licensed real estate brokers. Real estate brokerage companies or their branches must file with the real estate authorities and obtain a certificate of record which is valid for two years. Given the large size and scope of real estate sale transactions, both the difficulty of ensuring compliance with the multiple levels of licensing regimes and the possible loss resulting from non-compliance are significant. If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subjected to other penalties, sanctions or liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

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

We maintain contractual arrangements between our majority-owned subsidiaries and our VIEs which operate business segments involving internet information services by themselves or through their subsidiaries. Shanghai SINA Leju has entered into a series of contractual arrangements with Beijing Leju and its shareholders, Shanghai Yi Yue with Shanghai Yi Xin and its shareholders, Beijing Maiteng with Beijing Jiajujiu and its shareholders, Shanghai Yifang with each of Shanghai Kushuo and its shareholders and Shanghai Fangjia and its shareholders, and Shanghai Weidian with Shanghai Weihui and its shareholders. Under these contractual arrangements:

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

However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of the current or future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the Ministry of Industry and Information Technology, which regulates internet information services companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC business segments involving internet information services do not comply with PRC government restrictions on foreign investment in the internet information services industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services and internet information services in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information services industry, we could be subject to severe penalties.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business In China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

The relevant VIEs or their relevant subsidiaries do not have internet publication licenses or internet and network transmission video and audio program licenses. For content which we believe is subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that the government would not require us to obtain these licenses separately for operation of our business even if the underlying hosting of the relevant content is provided by a qualified third party. “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

Regulations on Advertising Services

Limitations on Foreign Ownership in the Advertising Industry

Pursuant to the Provisions on the Administration of Foreign-Invested Advertising Enterprises, foreign investors were required to have certain track record of operating advertising business outside of China before they can own and/or operate advertising business in China. These Provisions had been abolished as of June 26, 2015.

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

In the opinion of Fangda Partners, our PRC legal counsel, each of the agreements relating to the relevant VIEs establishing the structure for operating our PRC advertising business, in each case governed by PRC law, is valid, binding and enforceable in accordance with their terms based on currently effective PRC laws and regulations, and will not result in any violation of PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of the current or future applicable PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the State Administration for Industry and Commerce (which regulates advertising companies), will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services and internet information services in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information services industry, we could be subject to severe penalties.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business In China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Regulations on the Internet Finance Industry

The internet finance industry in China has historically been largely unregulated. New guidelines were promulgated in July 2015 with the CBRC being appointed as the PRC regulatory body to oversee the internet finance industry in China. In July 2015, ten PRC central government authorities, including the PBOC, the CBRC, the Ministry of Finance, the Ministry of Public Security and the Cyberspace Administration of China, together released guidelines to set out regulatory principles for internet finance businesses, including those in the peer-to-peer lending, or P2P, industry. The guidelines have identified the CBRC as the regulator for the online lending industry. According to the guidelines, P2P companies should only serve as intermediaries to provide information services to borrowers and investors, and must not provide credit enhancement services or illegally conduct fund-raising. The guidelines also outline certain regulatory propositions, which would require Internet finance companies, including P2P companies, to (i) complete website filing procedures with the administrative departments overseeing telecommunications; (ii) use custody accounts set up with PBOC-approved banks to hold lending capital, and engage an independent auditor to audit such accounts and publish audit results to customers; (iii) improve the disclosure of operational and financial information, provide sufficient risk disclosure, and set up thresholds for qualified investors to provide better protections to investors; (iv) enhance online security management to protect customers’ personal and transactional information; and (v) take measures against money laundering and other financial crimes. Relevant authorities are in the process of implementing detailed rules for the P2P industry, but the content and timing of such new rules, which may impose licensing, reporting or capital adequacy ratio requirements or provide for other requirements for market participants, are uncertain.

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

We have successfully registered certain trademarks, including but not limited to “”,””,””,”CRIC”, “ “,”Leju”, and “” in China. We are currently waiting for registration results from the Trademark Office with respect to certain other trademarks we have applied to register. There is no assurance that we will be able to register such trademarks, or register them with the scope we seek.

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

E-House (China) Holdings Limited (Cayman Islands)
E-House Real Estate Ltd. (BVI)
Leju Holdings Limited (Cayman Islands)
Branco Overseas Ltd (BVI)
China Real Estate Information Corporation (Cayman Islands)
E-House Financial Holdings Ltd. (BVI)
E-House China (Beijing) Holdings Ltd. (BVI)
E-House & Cityrehouse Real Estate Development Limited (BVI)
E-House China (Tianjin) Holdings Ltd. (BVI)
E-House Property Consultancy Ltd. (BVI)
E-House International Property Consultancy Ltd (HK)
China E-Real Estate Holdings Ltd. (BVI)
China E-Real Estate Group Ltd. (HK)
China Online Housing Technology Corporation (Cayman Islands)
China Online Housing (Hong Kong) Co., Limited (Cayman Islands)
Omnigold Holdings Ltd (BVI)
China Commercial Real Estate Group Ltd. (BVI)
China Real Estate Business Group Ltd. (HK)
E-house (China) Information Technology Co., Ltd., (BVI)
Status Company Ltd. (BVI)
Status Holdings Ltd. (HK)
E-House (China) Capital Investment Management Ltd. (BVI)
Jupai Investment Group (Cayman)
Shanghai City Rehouse Real Estate Agency Ltd.
Shanghai Real Estate Sales (Group) Co., Ltd.
E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd
Shanghai Yiyue Information Technology Co., Ltd
Shanghai SINA Leju Information Technology Co., Ltd
Beijing Maiteng Fengshun Science and Technology Co., Ltd
Shanghai CRIC Information Technology Co., Ltd.
Shanghai Yifang Software Co., Ltd.
6 Subsidiaries
26 Subsidiaries
Shanghai Yixin E-Commerce Co., Ltd
Beijing Yisheng Leju Information Services Co., Ltd
61 Subsidiaries
Beijing Jiajuju E-Commerce Co., Ltd
Shanghai E-house Xiangyue Real Estate Sales Co., Ltd.
62 Subsidiaries
Shanghai Taide Lituo Internet technology Co., Ltd.
Shanghai Kushuo Information Technology Co., Ltd.
Shanghai Fangjia Information Technology Co., Ltd.
Shanghai Weidian Information Technology Co., Ltd..
Shanghai Weihui Business Information Consulting Co., Ltd.
40 Subsidiaries
Shanghai Xinju Financial Information Service Co., Ltd.
100%
85%
84%
31.43%
52.38%
55%
56%
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

(5)         Shanghai Fangjia is a VIE established in China in 2014 and is 50% owned by Mr. Zuyu Ding and 50% owned by Ms. Yan Zhang. We effectively control Shanghai Fangjia through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

(6)         Shanghai Weihui is a VIE established in China in 2014 and is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Xi Yang. We effectively control Shanghai Weihui through contractual arrangements. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Agreements with Our VIEs.”

D.                                    Property, Plants and Equipment

Our headquarters are located in Shanghai, China, where we lease approximately 34,152 square meters of corporate office space. As of December 31, 2015, our offices in 68 cities occupy an aggregate of 143,930 square meters of leased space.

ITEM 4A              UNRESOLVED STAFF COMMENTS

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

A.                                    Operating Results

Overview

We are a leading real estate services company in China based on scope of services, brand recognition and geographic presence. We provide real estate online services (including e-commerce, online advertising and listing services), real estate brokerage services (including primary real estate agency services and secondary real estate brokerage services), real estate information and consulting services, community value-added services and other services (including real estate advertising services, real estate promotional event services and real estate financial services). In July 2015, we transferred our real estate investment fund management business unit to Jupai in exchange for Jupai’s ordinary shares. Our clients mainly include leading domestic and international real estate developers, as well as individual customers. The geographic network of our services covers 263 cities across China.

Our revenues increased 13% to $1,023.7 million for the year ended December 31, 2015 from $904.5 million for the year ended December 31, 2014. Starting in 2010, the PRC government adopted a series of restrictive policies for the real estate industry in China, which has had a material and adverse effect on the overall real estate market in China and hence our business operations. Although the government loosened some of the restrictive measures in 2015 and 2016, all of these policies are subject to frequent changes. We had net loss attributable to E-House shareholders of $270.4 million and $57.0 million in 2011 and 2012, respectively. In 2013 and 2014, we had net income attributable to E-House shareholders of $52.0 million and $40.0 million, respectively, and in 2015, we had net loss attributable to E-House shareholders of $39.9 million. We derive substantially all of our revenues from our operations in China.

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

Revenues. We derive revenues from the following sources: (1) real estate online services, (2) real estate brokerage services which consist of primary real estate agency services and secondary real estate brokerage services, (3) real estate information and consulting services, (4) real estate promotional event and advertising services, and (5) real estate fund management services (for part of 2015). Real estate financial services and community value-added services were launched in 2014. We generated no material amount of revenue but incurred expenses with community value-added services in 2015. Real estate financial services had no material amount of revenue or expenses and have been classified as part of “other services.” In 2013, 2014 and 2015, real estate advertising service and promotional event services and real estate fund management did not generate a significant percentage of revenues and, accordingly, have been consolidated and also classified as “other services.” Our revenues are presented net of PRC business taxes and related surcharges. The following table sets forth the revenues generated by our business lines, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For The Years Ended December 31,
	2013		2014		2015
	$	%	$	%	$	%
Revenues:
Real estate online services	335,411	46%	495,863	55%	575,775	56%
Real estate brokerage services	280,777	38%	283,368	31%	364,405	36%
Real estate information and consulting services	76,683	11%	82,679	9%	58,329	6%
Community value-added services	N/A	N/A	—	—	519	0%
Other services	38,208	5%	42,589	5%	24,629	2%
Total revenues	731,079	100%	904,499	100%	1,023,657	100%

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

We recognize revenues from our primary real estate agency services upon facilitating each “successful sale” of a property unit. “Successful sale” is defined in individual contracts with our developer clients to mean completion of various significant steps, which typically include the property purchaser’s execution of the sales contract and delivery of the down payment as well as the registration of the sales contract with relevant governmental authorities. We typically settle the payment of our commissions with our developer clients upon the completion of the entire project or a phase of a project based on successful sales achieved during the period, which typically lasts several months. The time lag between the time we actually make sales, bill our clients and collect the commissions owed to us, which we believe is typical of the real estate agency business in China, is reflected in our accounts receivable and has from time to time resulted in our operating with negative cash flows. As of December 31, 2015, our accounts receivable balance, net of allowance for doubtful accounts, totaled approximately $291.5 million. If a large portion of our accounts receivable becomes delinquent and must be written off, our results of operations may be materially and adversely affected.

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

Leveraging the strength of our real estate data, we officially launched the CRIC home price ratings website www.fangjiadp.com and its related mobile app (together, “Fangjiadp”) in July 2014. The website and app covered more than 9,500 new residential developments in 26 cities, as well as more than 17,500 existing residential compounds in 13 cities in China as of March 31, 2016. Fangjiadp provides independent home price estimates, qualitative reviews, and ratings for primary and secondary market residential compounds. By entering an address (down to each individual apartment unit level) or compound name, consumers can instantly obtain the estimated market value of both new and previously-owned properties, as well as CRIC’s expert opinions on other aspects of the properties. We have not started generating revenues from the CRIC home price ratings website and app.

Community value-added services. We started our community value-added services, through the launch of “Shi Hui” app, in July 2014. Users download Shi Hui and select their residential compounds, office buildings and/or schools and can win promotional products and free services provided by a variety of merchants and service providers on a daily basis. Users can also locate nearby restaurants, stores and other local service providers, and participate in chat groups with people in the same communities. Shi Hui can also be used by participating property management offices to facilitate the collection of property management fees. No material revenue was generated from community value-added services in 2015.

Other Services. Our other services include real estate advertising services, real estate promotional event services, real estate investment fund management (for part of 2015) and real estate financial services.

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

In July 2015, we transferred our real estate investment fund management business unit to Jupai in exchange for Jupai’s ordinary shares. Revenues from real estate fund management were based upon investment advisory and related agreements and were recognized as earned over the specified contract period. In addition to the fund management fees, we were entitled to performance-related carried interest, representing an allocation of profits in the event that investors in the fund achieve cumulative investment returns in excess of a specified amount. The carried interest was a component of our general partnership interests in the real estate funds. We recorded the carried interest as revenue at the end of the contract year.

We launched our real estate financial services P2P platform, “Fang Jin Suo”, and its associated website, www.fangjs.com, in July 2014. Fang Jin Suo serves to link qualified home buyers with borrowing needs to potential individual investors. We plan to charge a certain percentage of the borrowing amount as a platform fee. In 2015, no material revenue was generated from Fang Jin Suo.

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

•                  There was no material cost of revenues associated with our real estate financial services and community value-added services as these services were relatively new with immaterial revenues.

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

We recorded compensation expense of $18.5 million, $12.1 million and $9.7 million in 2013, 2014 and 2015, respectively, in connection with the options and restricted shares granted under our share incentive plan. As of December 31, 2015, there was $11.4 million of total unrecognized compensation expense related to unvested share options and restricted shares granted under our share incentive plan. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Leju awards. In November 2013, our subsidiary, Leju, adopted a share incentive plan, or the Leju Plan. The Leju Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan is 10,434,783 ordinary shares initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. Pursuant to the Leju Plan, Leju granted the following awards in the past three years:

•                  In December 2013, Leju granted options and restricted shares to certain of Leju’s employees and certain of our employees for the purchase of 7,192,000 ordinary shares at an exercise price or cost of $4.60 per share. The grant-date fair value of the options granted was $2.21 per share. Later in December 2013, Leju replaced 600,000 options granted to two of our employees with the same number of restricted shares, with all other substantive terms remaining unchanged. In January 2014, Leju replaced 60,000 options granted to one of our employees with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement.

•                  In March 2014, Leju granted 866,000 restricted shares to certain of its employees and directors, which vest ratably at each grant date anniversary over a period of three years. In August 2014, Leju granted 229,400 restricted shares to certain of its employees, which vest over a period of eight months.

•                  In April 2015, Leju granted options to certain of Leju’s employees for the purchase of 501,000 ordinary shares at an exercise price of $9.68 per share. In August 2015, Leju granted options to certain of Leju’s employees for the purchase of 30,000 ordinary shares at an exercise price of $7.00 per share. In December 2015, Leju granted options to certain of Leju’s employees and certain of our employees for the purchase of 1,986,000 ordinary shares at an exercise price of $5.54 per share.

The options expire ten years from the date of grant. The options and most of the restricted shares vest ratably at each grant date anniversary over a period of three years.

We recorded compensation expenses of $10.4 million for the options and restricted shares that were granted under the Leju Plan in 2015. As of December 31, 2015, there was $15.9 million of total unrecognized compensation expense related to unvested share options and restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.9 years.

Omnigold awards. In 2015, Omnigold Holdings Limited, or Omnigold, which is an indirect subsidiary of Leju, adopted a share incentive plan, or the Omnigold Plan, pursuant to which (i) the maximum number of shares of Omnigold available for issuance pursuant to all awards under the Omnigold Plan, or the Omnigold Award Pool, is initially 5,000,000 as of the date on which the Omnigold Plan was approved and adopted by the board of directors of Omnigold, or the Omnigold Plan Effective Date, and (ii) the Omnigold Award Pool is increased automatically by 5% of the then total issued and outstanding shares of Omnigold on an as-converted fully diluted basis on each of the third, sixth and ninth anniversary of the Omnigold Plan Effective Date.

In August 2015, Omnigold granted 2,400,000 options to purchase its ordinary shares to certain of Leju’s employees at an exercise price of $1.50 per share. The options expire ten years from the date of grant and vest ratably at each anniversary of the grant date over a period of three years.

We recorded compensation expenses of $80,577 for the options and restricted shares that were granted under the Omnigold Plan in 2015. As of December 31, 2015, there was $0.5 million of total unrecognized compensation expense related to unvested share options and restricted shares granted under the Omnigold Plan. That cost is expected to be recognized over a weighted-average period of 2.6 years.

Scepter awards. Scepter, which was our 51% owned subsidiary prior to July 2015, adopted a share incentive plan, or the Scepter Plan, in August 2014. The Scepter Plan permits the grant of options or restricted shares to Scepter’s employees, officers, and directors, as well as our employees who render services to Scepter. The maximum number of shares that may be issued pursuant to all awards under the Scepter Plan is 750,000 ordinary shares. Pursuant to the Scepter Plan, Scepter granted the following awards in the past three years:

•                  In August 2014, Scepter granted options to certain of its employees and certain of our employees for the purchase of 455,000 ordinary shares at an exercise price of $3.30 per share. The grant-date fair value of the options was $1.12 per share.

•                  In June 2015, Scepter granted options to certain of its employees for the purchase of 85,000 ordinary shares at an exercise price of $5.50 per share.

The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years. As part of our agreement with Jupai, all outstanding awards under the Scepter Plan were converted to awards under Jupai’s share incentive plan with the same conditions after Jupai’s initial public offering in July 2015.

We recorded compensation expenses of $84,452 for the options that were granted under the Scepter Plan in 2015. We have no unrecognized compensation expense related to unvested share options granted under the Scepter Plan.

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

The PRC Enterprise Income Tax Law applies a uniform 25% tax rate to both foreign-invested enterprises and domestic enterprises in the PRC. However, there are some tax incentives available for qualified enterprises under the PRC Enterprise Income Tax law. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and thus became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai SINA Leju was also granted status as a “high and new technology enterprise” and is entitled to enjoy a favorable statutory tax rate of 15% from 2013 through 2014. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2015 and is entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017. Shanghai CRIC was also granted software enterprise status in September 2008 and was further approved by the local tax authority in May 2010 to become qualified to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Shanghai CRIC was approved as a “high and new technology enterprise” and is therefore subject to a 15% preferential income tax rate from 2013 through 2014. In March, 2014, Shanghai CRIC was approved as a key software enterprise and was therefore entitled to a 10% preferential income tax rate for the years from 2013 through 2014. In March 2015, Shanghai CRIC was approved as a “high and new technology enterprise” and was therefore entitled to a 15% preferential income tax rate for the years from 2015 through 2016. Shanghai Fangxin was recognized as a qualified software enterprise in February 2012 and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Qualified software enterprise status is subject to annual review. Shanghai SINA Leju, Shanghai CRIC and Shanghai Fangxin are in the process of completing the annual review for 2015.

Our wholly owned subsidiary, Chongqing E-House Western Real Estate Investment Consultant Co., Ltd., was established in the western region of China and was deemed to be engaged in an industry category encouraged by the government. In August 2012, Chongqing E-House Western Real Estate Investment Consultant Co., Ltd was approved to enjoy a preferential income tax rate of 15% from 2012 through 2014.

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

Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs.”

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

Community value-added services

In 2015, no material amount of revenue was generated from the relatively new community value-added services.

Other services

We provide promotional event services, and recognize revenue when such services are rendered, assuming all other revenue recognition criterion have been met. We also generate revenues from advertising sales services by acquiring advertising space and subsequently reselling such space. Revenues under such arrangements are recognized when the related advertisement is placed. We recognize advertising sales revenues on a gross basis because we act as a principal and are the primary obligator in the arrangement.

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

In 2015, no material amount of revenue was generated from the relatively new real estate financial services.

Multiple element arrangements

We have multiple element arrangements that may include provision of primary real estate services, online services, promotional event services, consulting services and/or information services. We have determined that each of the deliverables listed above is considered a separate unit of account as each has value to the customer on a stand-alone basis and has been sold separately on a stand-alone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in control by us.

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

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices charged for similar offerings, market conditions, specification of the services rendered and pricing practices. We have used BESP to allocate the selling price of project-based consulting service and promotional event services under the multiple element arrangements. The process for determining BESP involves management judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors we consider change, or should subsequent facts and circumstances lead us to consider additional factors, our BESP could change in future periods. We regularly review the evidence of selling price for our services and maintain internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for our services during the years ended December 31, 2013, 2014 and 2015, nor do we expect material changes in BESP in the foreseeable future.

The total amounts of revenue earned by us related to agreements that have been accounted for as multiple element arrangements were $71.9 million, $74.2 million and $77.3 million in 2013, 2014 and 2015, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

Share-Based Compensation

We use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation expense in 2013, 2014 and 2015 was $18.9 million, $22.2 million and $22.4 million, respectively.

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

Our Consolidated VIEs

We rely on Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai Fangjia and Shanghai Weihui, and their respective shareholders for a portion of our operations. We have, through our PRC subsidiaries, entered into contractual arrangements with these entities and their shareholders such that they are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights pursuant to the terms of the exclusive call option agreements, which give us the power to control the shareholders of these VIEs. More specifically, we believe that the terms of the exclusive call option agreements are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreements. Under our shareholder voting rights proxy agreements with the VIEs and their shareholders, each of the shareholders of the VIEs irrevocably grants any person designated by us the power to exercise all voting rights to which he is entitled to as a shareholder of the VIEs at the time. Therefore, we believe this gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We believe that our ability to exercise effective control, together with the exclusive technical support agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs in consideration for the services provided by our PRC subsidiaries. Accordingly, as the primary beneficiary of the VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

In 2013, 2014 and 2015, entities apart from our consolidated VIEs contributed in aggregate 56%, 46% and 45%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated VIEs primarily consist of real estate brokerage services, real estate information and consulting services, promotion events services, outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following tables set forth our revenues, cost of revenues and net income (loss) for the consolidated VIEs and other group entities which are not our consolidated VIEs for the years indicated:

	2015
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	559,922	463,735	1,023,657
Cost of revenues	(49,514)	(280,247)	(329,761)
Net loss	(15,148)	(40,152)	(55,300)

	2014
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	492,254	412,245	904,499
Cost of revenues	(43,761)	(262,372)	(306,133)
Net income (loss)	(8,699)	61,037	52,338

	2013
	VIEs	Other entities	Total
	(in thousands of $)
Total revenues	321,005	410,074	731,079
Cost of revenues	(59,920)	(214,116)	(274,036)
Net income	1,504	49,582	51,086

As of December 31, 2014 and 2015, entities apart from our consolidated VIEs accounted for an aggregate of 83% and 82%, respectively, of our total assets. The assets not associated with our consolidated VIEs primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated VIEs and other group entities which are not our consolidated VIEs were $307.5 million and $1,469.4 million, respectively, as of December 31, 2014, and $312.5 million and $1,472.0 million, respectively, as of December 31, 2015.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue, Beijing Maiteng, Shanghai Yifang and Shanghai Weidian have with our consolidated VIEs, the earnings and cash of our consolidated VIEs are used to pay service fees in Renminbi to four of our PRC subsidiaries in the manner and amount set forth in the agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2015, the net assets of our PRC subsidiaries and our consolidated VIEs which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $190.9 million. As an offshore holding company of our PRC subsidiaries and consolidated VIEs, we may make loans to our PRC subsidiaries and consolidated VIEs. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See ‘‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.’’

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Cash and cash equivalents held by the consolidated VIEs was denominated in RMB and amounted to RMB610.2 million (US$99.7 million, based on an exchange rate of RMB6.1190 to US$1.00 as of December 31, 2014) as of December 31, 2014 and RMB391.6 million (US$60.3 million, based on an exchange rate of RMB6.4936 to US$1.00 as of December 31, 2015) as of December 31, 2015.

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

Bad debt provision related to accounts receivable and customer deposits was $29.1 million, $26.4 million and $29.4 million for the years ended December 31, 2013, 2014 and 2015, respectively. The increase in the bad debt provision from 2014 to 2015 was primarily due to specific reserves provided in 2015 for certain overdue and unsecured accounts receivable whose collectability became doubtful based on known changes in customers’ financial conditions and liquidity situation during the year.

Goodwill Valuation

We perform an annual goodwill impairment test that comprises two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

The assumptions with the most significant impact on the fair value of the reporting unit are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process, (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 3%, and (iii) discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure, ranging from 17% to 18% for our segments for the year ended December 31, 2013, and ranging from 17% to 18% for our segments for the year ended December 31, 2014, and ranging from 16% to 17% for our segments for the year ended December 31, 2015.

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

2015:

Under the first step of the goodwill impairment testing for the year ended December 31, 2015, the fair value of the real estate online, real estate brokerage, and real estate information and consulting reporting unit was approximately 27%, 10%, and 10% in excess of its carrying value, respectively.

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

	Discount rate increase:		Future free cash flow	Terminal growth rate decrease:
Segment	From	To	decreased by:	From	To
Real Estate Brokerage Service	17%	18%	4%	3%	0
Real Estate Online Service	16%	21%	29%	3%	0
Real Estate Information and Consulting Service	17%	18%	9%	3%	1%

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

Based on the impairment tests performed, there were no goodwill impairment as of December 31, 2013, 2014 and 2015.

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

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2015 or no clear revenue model of segment. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation, as of December 31, 2015, a valuation allowance of $38.5 million was recorded to record only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

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

	For the Years Ended December 31,
	2013	2014	2015
	(in thousands of $)
Consolidated Statement of Operations Data:
Revenues	731,079	904,499	1,023,657
Cost of revenues	(274,036)	(306,133)	(329,761)
Selling, general and administrative expenses	(400,947)	(545,492)	(706,050)
Other operating income	4,918	8,787	6,757
Income (loss) from operations	61,014	61,661	(5,397)
Interest expense	(193)	(5,325)	(11,020)
Interest income	2,180	3,210	4,833
Other income (loss), net	(1,051)	3,858	(1,897)
Investment income	—	—	24,323
Income before taxes, equity in affiliates	61,950	63,404	10,842
Income tax expenses	(13,678)	(14,901)	(71,848)
Income (loss) before equity in affiliates	48,272	48,503	(61,006)
Income from equity in affiliates	2,814	3,835	5,706
Net income (loss)	51,086	52,338	(55,300)
Less: Net income (loss) attributable to non-controlling interest	(871)	12,336	(15,429)
Net income (loss) attributable to E-House shareholders	51,957	40,002	(39,871)

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

In 2013, we had five operating segments: (1) real estate online services; (2) real estate brokerage services; (3) real estate information and consulting services; (4) real estate promotional event and advertising services; and (5) real estate fund management services. In 2014 two new operating segments were added to the above five operating segments: (1) real estate financial services, and (2) community value-added services.

In 2015, we disposed the real estate fund management services operating segment in exchange for Jupai’s ordinary shares.

In addition, the real estate promotional event and advertising services, real estate fund management services and real estate financial services did not meet the significance threshold for separate disclosure in any of the three years of 2013, 2014 and 2015, and have been combined in “other services” for segment reporting purposes.

Our CODM reviews net revenue, cost of revenues, operating expenses, income from operations and net income and does not review balance sheet information. Corporate expenses of certain holding companies were not allocated among segments and were recorded as non-allocated items.

2015	Real estate online services	Real estate brokerage services	Real estate information and consulting services	Community Value-added Services	Other services	Non- allocated	Total
	$	$	$	$	$	$	$
Revenues	575,775,257	364,405,185	58,328,609	518,597	24,629,345	—	1,023,656,993
Cost of revenues	(60,313,726)	(230,513,415)	(19,927,903)	(2,970)	(19,003,430)	—	(329,761,444)
Selling general and administrative expenses	(469,517,752)	(86,395,528)	(56,271,928)	(45,322,798)	(12,711,179)	(35,830,870)	(706,050,055)
Other operating income	3,567,965	1,890,328	1,049,634	—	248,979	—	6,756,906
Income (loss) from operation	49,511,744	49,386,570	(16,821,588)	(44,807,171)	(6,836,285)	(35,830,870)	(5,397,600)
Interest expense	—	—	—	—	—	(11,020,177)	(11,020,177)
Interest income	1,167,005	346,181	295,291	12,563	28,416	2,983,344	4,832,800
Other income (loss), net	290,039	135,943	885,703	(9)	40,085	(3,248,657)	(1,896,896)
Investment Income	271,501	251,503	—	—	51,986	23,748,489	24,323,479
Income (loss) before taxes and equity in affiliates	51,240,289	50,120,197	(15,640,594)	(44,794,617)	(6,715,798)	(23,367,871)	10,841,606
Income tax expense	(10,307,322)	(19,681,909)	(1,900,909)	(3,653,047)	(2,036,601)	(34,267,390)	(71,847,178)
Income (loss) before equity in affiliates	40,932,967	30,438,288	(17,541,503)	(48,447,664)	(8,752,399)	(57,635,261)	(61,005,572)
Income (loss) from equity in affiliates	(227,977)	88,993	837,198	(598,582)	3,849,891	1,756,178	5,705,701
Net income (loss)	40,704,990	30,527,281	(16,704,305)	(49,046,246)	(4,902,508)	(55,879,083)	(55,299,871)

2014	Real estate online services	Real estate brokerage services	Real estate information and consulting services	Community Value- added Services	Other services	Non- allocated	Total
	$	$	$	$	$	$	$
Revenues	495,862,635	283,367,930	82,679,298	—	42,588,930	—	904,498,793
Cost of revenues	(51,129,730)	(204,101,162)	(25,153,090)	—	(25,749,228)	—	(306,133,210)
Selling general and administrative expenses	(365,150,431)	(64,337,955)	(59,703,161)	(15,828,009)	(14,662,201)	(25,809,961)	(545,491,718)
Other operating income	2,525,496	2,223,460	3,301,932	—	736,003	—	8,786,891
Income (loss) from operation	82,107,970	17,152,273	1,124,979	(15,828,009)	2,913,504	(25,809,961)	61,660,756
Interest expense	—	—	—	—	—	(5,325,474)	(5,325,474)
Interest income	1,316,203	1,099,825	691,003	6,124	78,608	18,565	3,210,328
Other income (loss), net	35,799	(68,069)	657,952	—	(8,987)	3,240,844	3,857,539
Income (loss) before taxes and equity in affiliates	83,459,972	18,184,029	2,473,934	(15,821,885)	2,983,125	(27,876,026)	63,403,149
Income tax benefit (expense)	(15,545,964)	(5,083,029)	(236,440)	3,932,057	(169,368)	2,201,951	(14,900,793)
Income (loss) before equity in affiliates	67,914,008	13,101,000	2,237,494	(11,889,828)	2,813,757	(25,674,075)	48,502,356
Income (loss) from equity in affiliates	(223,389)	118,651	1,761,582	—	(367,621)	2,545,579	3,834,802
Net income (loss)	67,690,619	13,219,651	3,999,076	(11,889,828)	2,446,136	(23,128,496)	52,337,158

2013	Real estate online services	Real estate brokerage services	Real estate information and consulting services	Other services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	335,410,902	280,776,816	76,683,188	38,207,927	—	731,078,833
Cost of revenues	(63,990,693)	(168,624,507)	(14,526,318)	(26,894,288)	—	(274,035,806)
Selling general and administrative expenses	(210,576,230)	(74,728,461)	(58,026,755)	(12,404,049)	(45,211,506)	(400,947,001)
Other operating income	599,894	1,647,257	1,950,223	720,268	—	4,917,642
Income (loss) from operation	61,443,873	39,071,105	6,080,338	(370,142)	(45,211,506)	61,013,668
Interest expense	—	—	—	—	(192,566	(192,566)
Interest income	1,082,287	819,925	222,898	51,944	2,493	2,179,547
Other income (loss), net	(1,185,121)	87,270	(479,313)	(11,837)	537,786	(1,051,2150
Income (loss) before taxes and equity in affiliates	61,341,039	39,978,300	5,823,923	(330,035)	(44,863,793)	61,949,434
Income tax benefit (expense)	(5,447,524)	(10,000,257)	(3,606,417)	(588,344)	5,965,548	(13,676,994)
Income (loss) before equity in affiliates	55,893,515	29,978,043	2,217,506	(918,379)	(38,898,245)	48,272,440
Income (loss) from equity in affiliates	(69,194)	343,561	312,119	(9,320)	2,236,683	2,813,849
Net income (loss)	55,824,321	30,321,604	2,529,625	(927,699)	(36,661,562)	51,086,289

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues. Our total revenues increased by 13% from $904.5 million in 2014 to $1,023.7 million in 2015 primarily due to the reasons discussed below.

•                  Real Estate Online Services. Revenues from real estate online services increased by 16% from $495.9 million in 2014 to $575.8 million in 2015, as a result of the growth of revenues from e-commerce and listing services. E-commerce revenues increased by 29% from $326.7 million in 2014 to $420.6 million in 2015 primarily due to an increase in the average price per discount coupon redeemed, partially offset by the decrease in the number of discount coupons redeemed. We sold a total of 303,946 discount coupons in 2015, 203,394 of which were redeemed. Listing revenues increased by 47% from $14.3 million in 2014 to $21.0 million in 2015 primarily due to the growth in secondary home sales. Online advertising revenues decreased by 13% from $154.9 million in 2014 to $134.2 million in 2015 primarily due to a decrease in property developers’ online advertising demand.

•                  Real Estate Brokerage Services. Revenues from our real estate brokerage services increased by 29% from $283.4 million in 2014 to $364.4 million in 2015. This increase was mainly due to a 29% increase of revenue from primary real estate agency services, which was in turn due to increases in both total GFA and transaction value of new properties sold.

•                  Real Estate Information and Consulting Services. Revenues from real estate information and consulting services decreased by 29% from $82.7 million in 2014 to $58.3 million in 2015, mainly due to decreased demand for customized data reports due to lower real estate investment levels, and a decreased average price of consulting contracts.

•                  Community Value-added Services. We launched community value-added services in 2014 and generated no material revenues from this segment in 2014 and 2015.

•                  Other Services. Revenues from other services, including offline real estate advertising services, promotional event services, real estate fund management and real estate financial services, decreased by 42% from $42.5 million in 2014 to $24.6 million in 2015. The decrease was mainly due to a decrease in revenues from offline promotional event services, and the disposition of real estate fund management services business at the beginning of the third quarter of 2015. We launched real estate financial services in 2014 and generated no material revenue from such services.

Cost of Revenues. Our cost of revenues increased by 8% from $306.1 million in 2014 to $329.8 million in 2015, primarily due to increased commission fees and project channel fees for primary real estate agency services in line with increased revenues, increased staff costs and increased amortization expenses of intangible assets for the exclusive rights in connection with real estate online services.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 29% from $545.5 million in 2014 to $706.1 million in 2015. This increase was primarily due to an increase in marketing expenses for real estate online services as a result of the increasingly competitive market, as well as increased expenses related to community value-added services, which commenced in the third quarter of 2014.

•                  Real Estate Online Services. Selling, general and administrative expense for our real estate online services increased by 29% from $365.2 million in 2014 to $469.5 million in 2015, primarily due to an increase in marketing expenses as a result of our efforts to maintain our market shares in the increasingly competitive market.

•                  Real Estate Brokerage Services. Selling, general and administrative expenses for our real estate brokerage agency services increased by 34% from $64.3 million in 2014 to $86.4 million in 2015, primarily due to higher bonus expenses in line with increased profit.

•                  Real Estate Information and Consulting Services. Selling, general and administrative expense for our real estate information and consulting services decreased by 6% from $59.7 million in 2014 to $56.3 million in 2015, primarily due to the cost control and the decrease in allowance for doubtful accounts due to better credit control in 2015.

•                  Community Value-added Services. We incurred $45.3 million of selling, general and administrative expenses for the segment in 2015, mainly consisting of labor-related costs and marketing expenses used to promote the Shi Hui app and new user registration.

•                  Other Services. Selling, general and administrative expense for our other services decreased by 13% from $14.7 million in 2014 to $12.7 million in 2015, primarily due to the disposition of real estate fund management services business at the beginning of the third quarter of 2015.

Other Operating Income. Our other operating income, which consisted of subsidy income from the government, was $6.8 million in 2015, compared to $8.8 million in 2014.

(Loss) Income from Operations. As a result of the foregoing, our loss from operations was $5.4 million in 2015, compared to income from operations of $61.7 million in 2014.

Investment Income. We had an investment income of $24.3 million in 2015, primary consisting of $23.7 million gain recognized from the transfer of our real estate investment fund management business unit to Jupai in exchange for Jupai’s ordinary shares in July 2015.

Income Tax Expense. We had an income tax expense of $71.8 million in 2015, as compared to an income tax expense of $14.9 million in 2014, primarily due to the withholding tax accrued of $36.3 million for the profit distributed from onshore subsidiaries to offshore subsidiaries, $27.5 million valuation allowance recognized against deferred tax assets on tax loss carry forwards and the withholding tax accrued of $2.5 million for the gain from the transfer our real estate investment fund management business unit to Jupai in exchange for Jupai’s ordinary shares.

Net Income (Loss). As a result of the foregoing, our net loss was $55.3 million in 2015, compared to net income of $52.3 million in 2014.

Net (Loss) Income Attributable to Non-controlling Interest. Net loss attributable to non-controlling interests was $15.4 million in 2015, which mainly included net loss from community value-added services, partially offset by net income from our online services, compared to a net income attributable to non-controlling interests of $12.3 million in 2014.

Net Income (Loss) Attributable to E-House Shareholders. Full-year 2015 net loss attributable to E-House shareholders was $39.9 million, or $0.28 loss per diluted ADS, compared to net income attributable to E-House shareholders of $40.0 million, or $0.26 per diluted ADS, for 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our total revenues increased by 24% from $731.1 million in 2013 to $904.5 million in 2014 primarily due to the reasons discussed below.

•                  Real Estate Online Services. Revenues from real estate online services increased by 48% from $335.4 million in 2013 to $495.9 million in 2014, as a result of the growth of revenues from e-commerce and online advertising services. E-commerce revenues increased by 92% from $170.2 million in 2013 to $326.7 million in 2014 primarily due to a substantial increase in discount coupon redeemed as a result of the expansion of our e-commerce business through partnerships with property developers. We sold a total of 323,495 discount coupons in 2014, 219,557 of which were redeemed. Online advertising revenues increased by 7% to from $145.4 million in 2013 to $154.9 million in 2014 primarily due to revenue growth in both our new home and home furnishing channels. Listing revenues decreased by 28% from $19.8 million in 2013 to $14.3 million in 2014 primarily due to unfavorable market environment and the slowdown in secondary home sales.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operating activities, capital contributions, public offerings of our ordinary shares, our convertible note offering in December 2013, our sale of an equity interest in Leju to Tencent in March 2014, Leju’s initial public offering and concurrent private placement to Tencent in April 2014 and borrowings from third-party lenders. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less that are placed with banks and other financial institutions. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.

In December 2013, we issued $135.0 million principal amount of 2.75% convertible senior notes due 2018. The notes bear interest at a rate of 2.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The notes will mature on December 15, 2018. The notes are convertible into ADSs, at the option of the holders, in integral multiples of $1,000 principal amount and at any time prior to the close of business on the second business day immediately preceding the maturity date. In connection with the issuance of the notes, we entered into a zero strike call option transaction with a notional amount of $45 million with Credit Suisse Capital LLC. The call option is intended to facilitate privately negotiated transactions by which investors in the notes hedged their investment. The net proceeds from the sale of the notes were and will be used to pay for the premium of the call option and the remainder for general corporate purposes. During 2015, we paid an aggregate of $3.6 million in interest payments related to these notes. In 2015, we repurchased convertible notes with principal amount of $10.0 million from the open market at a consideration of $9.6 million to reduce interest burden. As of the date of this annual report, we have $125.0 million principal amount of the convertible senior notes

In March 2014, we entered into a share purchase and subscription agreement with Leju and Tencent, pursuant to which Tencent acquired from us 19,201,800 of Leju’s ordinary shares, or 15% of its total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju’s shares were are granted and outstanding at the time, for $180 million in cash. In April 2014, Leju received net proceeds of $101.4 million, excluding underwriting commissions and the offering expenses payable by Leju, from the issuance of a total of 11,500,000 ordinary shares of Leju, represented by 11,500,000 Leju ADSs, at $10.00 per Leju ADS in connection with its initial public offering, and an additional $18.9 million from the issuance of 2,029,420 Leju ordinary shares to Tencent in a private placement concurrent with Leju’s initial public offering at $10.00 per Leju share, after deducting estimated fees and expenses payable by Leju.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2013	2014	2015
Net cash provided by (used in) operating activities	113,892	23,982	(143,152)
Net cash used in investing activities	(53,093)	(112,760)	(47,515)
Net cash provided by financing activities	135,757	307,160	42,301
Net increase (decrease) in cash and cash equivalents	202,478	217,297	(165,433)
Cash and cash equivalents at the beginning of the year	210,841	413,319	630,617
Cash and cash equivalents at the end of the year	413,319	630,617	465,184

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

Net cash used in operating activities was $143.2 million in 2015, which was mainly attributable to a net loss of $55.3 million and a $85.5 million increase in accounts receivable, a $61.4 million increase in advances paid for customer deposits and a $60.9 million decrease in other current liabilities, partially offset by a $36.8 million increase in income tax payable. The principal non-cash item accounting for the difference between the net income and the cash used in operating activities in 2015 were $40.4 million in depreciation and amortization expenses, $29.4 million in allowance for doubtful debts and $22.4 million in share-based compensation expenses.

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

Investing Activities

Our investing activities primarily relate to our acquisition activities, purchases and disposals of property, equipment and intangible assets, and long-term investment.

Net cash used in investing activities was $47.5 million in 2015, which was mainly attributable to a $41.4 million payment for the purchase of property and equipment as well as intangible assets and a $18.1 million payment for long-term investment, partially offset by $9.4 million of capital return of long-term investment.

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

Financing Activities

Our financing activities primarily consist of capital contributions, our merger with CRIC in April 2012, share repurchases, our issuance of new ordinary shares to management in 2013, our convertible note offering in December 2013, our sale of Leju ordinary shares to Tencent in March 2014, the initial public offering of Leju ordinary shares, represented by Leju ADSs, an additional issuance of Leju ordinary shares to Tencent in a private placement concurrent with Leju’s initial public offering in April 2014, proceeds from short-term and long-term loan, repayment of short-term and long-term loan and dividends paid to ordinary shareholders.

Net cash provided by financing activities was $42.3 million in 2015, which was mainly comprised of the net proceeds of $116.2 million received from short-term and long-term loans, and $29.5 million capital injection which mainly consisted of the capital injection from non-controlling shareholders of community value-added service segment, partially offset by a payment of $34.3 million of cash dividends to shareholders, a 34.9 million repayment for short-term bank loans, a $17.4 million payment for the 2014 acquisition of non-controlling interest in our online business, a payment of $9.6 million for the repurchase of convertible senior notes and a payment of $10.0 million dividends to non-controlling interests shareholders.

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

As of December 31, 2015, we had $467.1 million in cash and cash equivalents and restricted cash, and $40.0 million short-term borrowings, resulting in a liquid assets balance of $427.1 million, compared with $635.1 million at the end of 2014. We hold our cash and cash equivalents in interest-bearing U.S. dollar, HKD and RMB-denominated accounts at registered banks and AAA-rated money market funds.

Holding Company Structure

E-House is a holding company, and it relies principally on dividends from our PRC subsidiaries, to the extent existing cash in our offshore entities is fully utilized, to fund any cash and financing requirements it may have, including the funds necessary to pay dividends and other cash distributions to the shareholders and any debt it may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries and VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends, loans or advances except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $190.9 million as of December 31, 2015. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to E-House. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions. These regulations have not had a material and adverse impact on E-House’s ability to meet its cash obligations and we do not expect them to have a material and adverse impact in the future.

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

Capital Expenditure

Our capital expenditures amounted to $33.0 million, $45.2 million and $41.4 million in 2013, 2014 and 2015, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. In 2013, 2014 and 2015 our capital expenditures also included $15.3 million, $9.0 million and $12.0 million in payments that we made for exclusive rights to operate the Baidu channels and sell the Baidu Brand Link product, respectively. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

As of December 31, 2015, we had a total of 6,095 employees who conduct research and provide training across our business segments. In particular, we operate the E-House Research and Training Institute which is associated with East China Normal University and Shanghai University. In addition to providing training, our research staff support the operations of our services. Their research activities involve producing project feasibility studies for internal use or for our clients. Our research staff also collect, compile and analyze market and project data to update and verify information on the CRIC system. They produce periodic and topical reports on a weekly, monthly and annual basis for distribution on our CRIC system.

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

We currently have the “”,””,””,”CRIC”, “”, “Leju”, and “” registered trademarks in China. We are waiting for registration results from the Trademark Office with respect to the rest of the trademarks we have applied to register. We have registered our domain names, such as www.ehousechina.com, www.cityrehouse.com.cn, www.cric.com, www.dichan.com, www.fangjiadp.com, www.fangjs.com, www.leju.com, and www.jiaju.com, with the China Internet Network Information Center. We hold copyright registrations in China that cover the CRIC system’s core software. Our rights in the CRIC system, including but not limited to rights to publish, amend, issue and license the CRIC system’s software, are protected in accordance with the Regulations on the Protection of Computer Software and other relevant laws and regulations of the PRC. We have obtained a software copyright certificate covering the CRIC system’s core software, which provides enhanced intellectual property protection under PRC law.

As part of our acquisition of SINA’s real estate online business in October 2009, an affiliate of SINA granted us an exclusive license to use domain names, including house.sina.com.cn and jiaju.sina.com.cn, among others, in connection with our real estate online operations in China. In addition, this affiliate of SINA granted us a non-exclusive license to use three SINA trademarks and an exclusive license to use two SINA Leju trademarks. In addition, as part of our strategic cooperation with Baidu, we obtained the exclusive right to build and operate all of Baidu’s web channels related to real estate and home furnishing, including among others, house.baidu.com, leju.baidu.com and jiaju.baidu.com. Our strategic cooperation with Baidu expired on December 31, 2015 and was not renewed.

While we cannot assure you that our efforts will deter others from misappropriating our intellectual property rights, we will continue to create and protect our intellectual property rights in order to maintain our competitive position.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2015 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
	(in thousands of $)
Operating lease obligations(1)	112,358	25,197	32,849	14,193	40,119
Senior Convertible Notes(2)	128,438	128,438	—	—	—
Short-term borrowings(3)	40,039	40,039	—	—	—
Long-term loan(3)	72,687	—	72,687	—	—
Total	353,522	193,674	105,536	14,193	40,119

Notes:

(1)         Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices and secondary real estate brokerage services storefronts.

(2)         The carrying amount of our senior convertible notes assuming all the senior convertible notes will not be converted and payments are made in full at maturity on December 15, 2018. The senior convertible notes are redeemable by investors on December 15, 2016.

(3)         The carrying amount of our short-term borrowings and long-term loan represents the unpaid principal as of December 31, 2015.

We had a commitment of $2.6 million for properties to be held for sale as of December 31, 2015. We also had a commitment of $13.0 million as of December 31, 2015 for an office building which will be used as offices by one of our subsidiaries, which is payable within one year.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	48	Co-Chairman and Chief Executive Officer
Charles Chao	50	Co-Chairman
Neil Nanpeng Shen	48	Independent Director
Bing Xiang	53	Independent Director
Hongchao Zhu	56	Independent Director
Jeffrey Zhijie Zeng	47	Independent Director
Winston Li	49	Independent Director
David Jian Sun	51	Independent Director
Canhao Huang	58	Director
Li-Lan Cheng	51	Chief Operating Officer
Bin Laurence	48	Chief Financial Officer
Jianjun Zang	48	Co-president
Zuyu Ding	42	Co-president
Yinyu He	41	Co-president

Mr. Xin Zhou is one of the co-founders of our company and co-chairman of our board of directors. He has served as our chairman since our inception. Mr. Zhou served as our chief executive officer from 2003 to 2009, and has been serving as our chief executive officer again since April 2012. Mr. Zhou has served as executive chairman of Leju since its inception. Mr. Zhou currently serves as a director of Jupai and also served as co-chairman and chief executive officer of our subsidiary CRIC from 2009 to April 2012. Mr. Zhou has over 20 years of experience in China’s real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Services Industry” in 2005, named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission and received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Associations, and chairman of Real Estate Service Committee of China Real Estate Association. He is also chairman of Shanghai Real Estate Broker Industry Association, executive director of Real Estate Industry Research Center of Shanghai Academy of Social Sciences, honorary vice chairman of Shanghai Young Entrepreneur Association and rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

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

Mr. Neil Nanpeng Shen has served as our director since January 2005 and has been determined by our board of directors to be an independent director since March 2012. Mr. Shen was also a director of our subsidiary CRIC from 2009 to April 2012. Mr. Shen is the founding managing partner of Sequoia Capital China and has been with Sequoia Capital China since its inception in October 2005. Mr. Shen co-founded Ctrip.com International Ltd., or Ctrip, the largest travel consolidator in China listed on NASDAQ, and served as its chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. He also cofounded Home Inns and Hotels Management, currently named Homeinns Hotel Group, or Homeinns, a leading economy hotel chain in China listed on NASDAQ. Prior to founding Ctrip and Homeinns, Mr. Shen had more than 8 years of working experience in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a director and co-chairman of Homeinns, an independent director of Ctrip, a director of Qihoo 360 Technology Co. Ltd., an internet company listed on the NYSE, an independent director of Momo Inc., a NASDAQ-listed company which operates mobile-based social networking platforms, and a director of Noah Holdings Limited, a wealth management services provider listed on the NYSE. Mr. Shen also serves on the boards of a number of private companies based in China. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in China and a master’s degree from the School of Management at Yale University.

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

Mr. Hongchao Zhu has served as our independent director since August 2007. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is a guest professor of East China University of Political Science and Law and Shanghai Institute of Foreign Trade, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. Mr. Zhu currently serves as a director of Jupai. He is a legal adviser to Overseas Chinese Affairs Office of PRC State Council. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

Mr. Jeffrey Zhijie Zeng has served as our independent director since August 2008. Mr. Zeng is the senior managing director of CITIC Capital Holdings Limited, and the general manager and managing partner of Kaixin Investment, a venture capital fund jointly founded by China Development Bank and CITIC Capital in May 2008. From 2001 to 2008, Mr. Zeng was a managing director of Walden International, a global venture capital firm, for which he was mainly responsible for venture investments in China. Prior to that, Mr. Zeng worked for CITIC Pacific Ltd. in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Presently, Mr. Zeng serves as an independent director of Vimicro International Corporation, a NASDAQ-listed fabless semiconductor company, Chinasoft International Ltd. and Great Wall Technology Company Limited, both listed on the Hong Kong Stock Exchange. Mr. Zeng also serves on the boards of a number of private companies based in China. Mr. Zeng holds a bachelor’s degree in economics from the University of Nagasaki, Japan and a master’s degree in management from Stanford University.

Mr. Winston Li has served as our independent director since March 2014. Mr. Li has served as an independent director of Leju since April 2014. Mr. Li served as the chief financial officer of BabySpace Corp., a PRC-based provider of cross-border e-commerce services. Mr. Li is also an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE. From 2004 to 2010, Mr. Li served as an independent director of ZTE Corporation, the largest public telecom equipment manufacturing company in China. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Apps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor’s degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

Mr. David Jian Sun has served as our independent director and a member of the compensation committee since March 2014. Mr. Sun has served as an independent director and a member of the compensation committee of Leju since April 2014. Mr. Sun also serves as director and the chief executive officer of Homeinns Hotel Group, a NASDAQ-listed economy hotel chain company. In addition, Mr. Sun has served as an independent director and a member of the compensation committee of eHai Car Services Ltd., a NYSE-listed car service provider, since November 2014. Mr. Sun has over ten years of consumer industry experience. From 2003 to 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun received a bachelor’s degree in management from Shanghai Medical University.

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

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2015, we paid an aggregate of approximately $4.2 million in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors.

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

As of March 31, 2016, the aggregate number of ordinary shares underlying outstanding options was 8,936,109 and the aggregate number of outstanding restricted shares granted was 1,312,380. The following table summarizes, as of March 31, 2016, the options and restricted shares granted to our executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Xin Zhou	1,112,500		3.38	January 1, 2009	December 31, 2018
	445,000		0.74	April 23, 2009	April 22, 2015
	100,000	*	N/A	November 24, 2010	N/A
	133,500		5.34	March 10, 2011	March 9, 2021
	2,492,000		4.22	October 10, 2011	October 9, 2021
	200,000		5.31	October 10, 2011	October 9, 2021
	100,000	*	N/A	December 1, 2012	N/A
	150,000	*	N/A	December 1, 2013	N/A
	150,000	*	N/A	December 1, 2014	N/A

Charles Chao	60,000		5.50	March 9, 2007	December 28, 2009
	20,000		5.37	April 15, 2008	December 28, 2009
	445,000		5.34	September 24, 2009	September 23, 2019
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
	50,000	*	N/A	December 1, 2014	N/A

Neil Nanpeng Shen	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	35,600		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	22,250		5.34	March 10, 2011	March 9, 2021
	26,700		4.22	October 10, 2011	October 9, 2021
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
	15,000	*	N/A	December 1, 2014	N/A

Bing Xiang	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
	15,000	*	N/A	December 1, 2014	N/A

Hongchao Zhu	40,000		5.50	March 9, 2007	March 8, 2017
	20,000		5.37	April 15, 2008	April 14, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
	15,000	*	N/A	December 1, 2014	N/A

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Jeffrey Zhijie Zeng	40,000		5.37	August 3, 2008	August 2, 2018
	17,800		5.34	September 24, 2009	September 23, 2019
	10,000	*	N/A	December 21, 2009	N/A
	10,000	*	N/A	November 24, 2010	N/A
	20,000		5.31	October 10, 2011	October 9, 2021
	15,000	*	N/A	December 1, 2012	N/A
	15,000	*	N/A	December 1, 2013	N/A
	15,000	*	N/A	December 1, 2014	N/A

Winston Li	20,000	*	N/A	March 7, 2014	N/A
	20,000	*	N/A	December 1, 2014	N/A

David Jian Sun	15,000	*	N/A	March 7, 2014	N/A
	15,000	*	N/A	December 1, 2014	N/A

Canhao Huang	40,000		5.37	April 15, 2008	April 14, 2018
	22,250		3.38	January 1, 2009	December 31, 2018
	44,500		5.34	September 24, 2009	September 23, 2019
	50,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
	50,000	*	N/A	December 1, 2014	N/A

Li-Lan Cheng	436,364	(1)	3.30	November 28, 2006	N/A
	40,000		5.37	April 15, 2008	April 14, 2018
	77,875	(1)	N/A	July 30, 2009	N/A
	80,000	*	N/A	December 21, 2009	N/A
	60,000	*	N/A	November 24, 2010	N/A
	150,000		5.31	October 10, 2011	October 9, 2021
	60,000	*	N/A	December 1, 2012	N/A
	100,000	*	N/A	December 1, 2013	N/A
	100,000	*	N/A	December 1, 2014	N/A

Bin Laurence	267,000		5.34	July 30, 2009	July 29, 2019
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	60,000	*	N/A	December 1, 2012	N/A
	60,000	*	N/A	December 1, 2013	N/A
	60,000	*	N/A	December 1, 2014	N/A

Jianjun Zang	40,000		5.37	April 15, 2008	April 14, 2018
	22,250		3.38	January 1, 2009	December 31, 2018
	44,500		5.34	September 24, 2009	September 23, 2019
	80,000	*	N/A	December 21, 2009	N/A
	80,000	*	N/A	November 24, 2010	N/A
	200,000		5.31	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
	50,000	*	N/A	December 1, 2014	N/A

Zuyu Ding	100,000		5.37	July 17, 2007	July 16, 2017
	40,000		5.37	April 15, 2008	April 14, 2018
	814,350		3.38	January 1, 2009	December 31, 2018
	89,000		5.34	March 10, 2011	March 9, 2021
	178,000		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A
	50,000	*	N/A	December 1, 2013	N/A
	50,000	*	N/A	December 1, 2014	N/A

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(4)
Yinyu He	8,900		0.72	September 6, 2008	September 5, 2014
	35,600		5.34	March 10, 2011	March 9, 2021
	71,200		4.22	October 10, 2011	October 9, 2021
	50,000	*	N/A	December 1, 2012	N/A

Other individuals as a group	13,734,836	(2)(3)**	0.72 to 5.50	March 9, 2007 to December 1, 2014	September 5, 2014 to October 9, 2021 or N/A

Notes:

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

(3)         As of March 31, 2016, options and restricted shares representing an aggregate of 1,316,409 ordinary shares previously granted to various individuals had been cancelled.

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

Leju Share Incentive Plan

In November 2013, Leju, our subsidiary, adopted the Leju Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the subsidiary. The Leju Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan is 10,434,783 ordinary shares of Leju initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. We have granted options to purchase ordinary shares of Leju to certain directors, executive officers and employees of Leju as well as some of our directors and executive officers who have made contributions to Leju.

As of March 31, 2016, the aggregate number of ordinary shares of Leju underlying outstanding options granted under the Leju Plan is 7,931,718 and the aggregated number of outstanding restricted shares of Leju granted under the Leju Plan is 506,672. The following table summarizes, as of March 31, 2016, the options and restricted shares granted under the Leju Plan to directors and executive officers of our company and to other individuals as a group, without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price ($/Share)	Date of Grant	Date of Expiration(1)
Xin Zhou	360,000	*	4.6	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025

Charles Chao	360,000		4.6	December 1, 2013	November 30,2023
	50,000		5.54	December 14, 2015	December 13, 2025

Neil Nanpeng Shen	20,000		4.6	December 1, 2013	November 30,2023
	10,000		5.54	December 14, 2015	December 13, 2025

Bing Xiang	20,000		4.6	December 1, 2013	November 30,2023
	10,000		5.54	December 14, 2015	December 13, 2025

Hongchao Zhu	20,000		4.6	December 1, 2013	November 30,2023
	10,000		5.54	December 14, 2015	December 13, 2025

Jeffrey Zhijie Zeng	20,000		4.6	December 1, 2013	November 30,2023
	10,000		5.54	December 14, 2015	December 13, 2025

Winston Li	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025

David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025

Canhao Huang	30,000		4.6	December 1, 2013	November 30,2023
	15,000		5.54	December 14, 2015	December 13, 2025

Li-Lan Cheng	240,000	*	4.6	December 1, 2013	N/A
	30,000		5.54	December 14, 2015	December 13, 2025

Bin Laurence	60,000	*	4.6	December 1, 2013	N/A
	20,000		5.54	December 14, 2015	December 13, 2025

Jianjun Zang	30,000		4.6	December 1, 2013	November 30,2023

Zuyu Ding	30,000		4.6	December 1, 2013	November 30,2023

Yinyu He	720,000		4.6	December 1, 2013	November 30,2023
	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025

Other individuals as a group	7,659,836	**		December 1, 2013 to December 14, 2015	November 30,2023 to December 13, 2025 or N/A

Notes:

(1)           Options granted under the Leju Plan have a ten-year term from the date of grant, whereas restricted shares are not subject to such a term.

*              Represents restricted shares.

**           Includes options and restricted shares.

The remaining terms of the Leju Plan are substantially identical to the terms of the E-House Plan described above.

Scepter Share Incentive Plan

In August 2014, Scepter, our 51% owned subsidiary at the time, adopted a share incentive plan, or the Scepter Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the subsidiary. The Scepter Plan permitted the grant of options and restricted shares to Scepter’s employees, officers and directors, as well as our employees who render services to Scepter. The maximum number of shares that may be issued pursuant to all awards under the Scepter Plan was 750,000 ordinary shares of Scepter. Scepter granted to certain of its employees and certain of our employees option to purchase an aggregate of 540,000 ordinary shares pursuant to the Scepter Plan. As part of our agreement with Jupai, after Jupai’s initial public offering in July 2015, the Scepter Plan was terminated, and all outstanding awards under the Scepter Plan were converted to awards under Jupai’s share incentive plan.

Omnigold Share Incentive Plan

In 2015, Omnigold, which is an indirect subsidiary of Leju, adopted a share incentive plan, or the Omnigold Plan, pursuant to which (i) the maximum number of shares of Omnigold available for issuance pursuant to all awards under the Omnigold Plan, or the Omnigold Award Pool, is initially 5,000,000 as of the date on which the Omnigold Plan was approved and adopted by the board of directors of Omnigold, or the Omnigold Plan Effective Date, and (ii) the Omnigold Award Pool is increased automatically by 5% of the then total issued and outstanding shares of Omnigold on an as-converted fully diluted basis on each of the third, sixth and ninth anniversary of the Omnigold Plan Effective Date. On August 11, 2015, Omnigold granted 2,400,000 options to purchase its ordinary shares to certain of Leju’s employees including He Yinyu at an exercise price of $1.50 per share. The options expire ten years from the date of grant and vest ratably at each anniversary of the grant date over a period of three years.

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

In 2015, our board of directors held meetings or passed unanimous written resolution in lieu of meeting six times.

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

In 2015, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting five times.

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

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management

In 2015, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting once.

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

•                  developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to our company; and

•                  monitoring of compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our internal rules and procedures to ensure compliance with applicable laws and regulations

In 2015, our nominating and corporate governance committee passed unanimous written resolutions in lieu of meeting once.

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

D.                                    Employees

We had 18,927, 23,129 and 24,020 employees as of December 31, 2013, 2014 and 2015, respectively. The table sets forth the number of employees by area of business as of December 31, 2015:

	Number of Employees	Percentage of Employees
Corporate Offices	3,293	13.71%
Research Department	6,095	25.37%
Sales Staff	14,632	60.92%
Total	24,020	100.00%

We consider our relations with our employees to be good.

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2016, we had 148,834,830 ordinary shares issued. Among the 148,834,830 ordinary shares issued, 4,843,362 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Officers(1):
Xin Zhou(2)(†)	35,052,925	23.8
Charles Chao	*	*
Neil Nanpeng Shen(3)	3,663,363	2.5
Bing Xiang	*	*
Hongchao Zhu	*	*
Jeffrey Zhijie Zeng	*	*
Winston Li	*	*
David Jian Sun	*	*
Canhao Huang(†)	*	*
Li-Lan Cheng(†)	*	*
Bin Laurence(†)	*	*
Jianjun Zang(4)(†)	3,048,632	2.1
Zuyu Ding(†)	*	*
Yinyu He(†)	*	*
All Directors and Executive Officers as a Group(†)	41,146,440	27.7

Principal Shareholders:
SINA Corporation(5)	29,333,740	20.4
Kanrich Holdings Limited(6)	17,790,125	12.4
GIC Private Limited(7)	12,299,188	8.5
Jun Heng Investment Limited(8)(†)	9,665,000	6.7

Notes:

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

(2)                                 Includes (i) 350,000 ordinary shares that Mr. Zhou personally held, (ii) 3,183,000 ordinary shares that Mr. Zhou has the right to acquire upon exercise of options within 60 days after March 31, 2016, (iii) 4,064,800 shares beneficially owned by On Chance, (iv) 9,665,000 shares beneficially owned by Jun Heng, and (v) 17,790,125 ordinary shares held by Kanrich. Each of On Chance, Jun Heng and Kanrich is a company incorporated in British Virgin Islands and controlled by Mr. Zhou. Mr. Zhou disclaims beneficial ownership of the ordinary shares owned by On Chance, Jun Heng and Kanrich except to the extent of his pecuniary interest therein. A total of 31,500,000 ordinary shares held by Kanrich, On Chance and Jun Heng are subject to a share charge for the benefit of a third-party lender, which entered into a margin loan facility agreement and related share and account charge with Kanrich to provide financing for Kanrich’s purchase of certain ordinary shares from us. To our knowledge, Kanrich fully repaid the principal amount and accrued interest under the margin loan facility agreement in April 2016, and together with Jun Heng and On Chance, is coordinating with the lender to have the related share and account charge released.

(3)                                 Includes 2,084,874 ordinary shares directly held by Smart Create Group Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, 1,363,939 ordinary shares directly held by Smart Master International Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen, 50,000 ordinary shares that Mr. Shen personally held, and 164,550 ordinary shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after March 31, 2016. The business address of Mr. Shen is Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong.

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

(7)                                 Based on Schedule 13G filed by GIC Private Limited on February 2, 2016. GIC Private Limited is a fund manager and only has two clients — the Government of Singapore and the Monetary Authority of Singapore. GIC Private Limited may be deemed to have voting and dispositive power with respect to the shares held by the Government of Singapore and the Monetary Authority of Singapore. Accordingly, GIC Private Limited beneficially owns an aggregate of 12,299,188 ordinary shares in the form of ADSs. The business address of GIC Private Limited is 168 Robinson Road, #37-01, Capital Tower, Singapore 068912.

(8)                                 Includes 9,665,000 ordinary shares. Jun Heng is a company incorporated in British Virgin Islands and controlled by Xin Zhou. The registered address of Jun Heng is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

Immediately following our initial public offering, Xin Zhou held 41.7% of our ordinary shares and as of March 31, 2016, he beneficially owned 23.8% of our ordinary shares.

None of our existing shareholders has different voting rights from other shareholders. Pursuant to an Investor Rights Agreement we entered into with SINA on August 16, 2012, we agreed to provide SINA with certain registration rights in respect of our ordinary shares and ADSs owned by SINA, and right to designate one director to our board of directors, subject to certain limitations. “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with SINA—Investor Rights Agreement with SINA.”

To our knowledge, to fund part of the purchase price for the share issuance closed on March 22, 2013, Kanrich and Prominent Asset Investment Limited entered into a margin loan facility agreement on March 22, 2013, pursuant to which Kanrich obtained a two-year term loan from Prominent Asset Investment Limited in the principal amount of $44.0 million, and on March 20, 2015, Kanrich and Prominent Asset Investment Limited entered into an amendment agreement to the original margin loan facility agreement, which, among others, has extended the term of the loan for another two years. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Management and Affiliates—Share Issuance to Management.” In connection with the margin loan, Kanrich, Jun Heng and On Chance charged in favor of Prominent Asset Investment Limited all their present and future rights, title and interest in and to the 17,790,125 ordinary shares, 9,665,000 ordinary shares and 4,044,875 ordinary shares held by them, respectively, and all their present and future rights, title and interest in respect of or represented by each relevant securities account each of them maintains with the custodian of Prominent Asset Investment Limited, as the continuing security for the due and punctual performance and discharge of all the obligations under the margin loan facility agreement and other documents relating to the margin loan. To our knowledge, Kanrich fully repaid the principal amount and accrued interest under the margin loan facility agreement in April 2016, and together with Jun Heng and On Chance, is coordinating with Prominent Asset Investment Limited to have the related share and account charge released.

On April 15, 2016, we entered into a merger agreement with the Parent and the Merger Sub. Subject to satisfaction of the terms and conditions under the merger agreement, the Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly owned subsidiary of the Parent. The merger is subject to customary closing conditions including the approval of the merger agreement by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the shares present and voting in person or by proxy at a meeting of our shareholders which will be convened to consider the approval of the merger agreement and the merger. As of the date of the merger agreement, the buyer group beneficially owned, in the aggregate, approximately 44.9% of the outstanding ordinary shares (including ordinary shares represented by ADSs). Pursuant to a voting agreement entered into between the buyer group and the Parent, the members of the buyer group have agreed to vote all the ordinary shares and ADSs beneficially owned by them in favor of the authorization and approval of the merger agreement and the merger. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—‘Going Private’ Transaction.”

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, as of March 31, 2016, 83,850,792 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 4,843,362 of the 83,850,792 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

“Going Private” Transaction

On June 9, 2015, our board of directors received a preliminary non-binding proposal letter from Mr. Xin Zhou, our co-chairman of the board of directors and chief executive officer, and Mr. Neil Nanpeng Shen, a member of the board of directors, to acquire all of our outstanding ordinary shares not already owned by Mr. Zhou, Mr. Shen or their respective affiliates for $7.38 in cash per ADS. On the same day, our board of directors formed a special committee of independent directors, or the Special Committee, to consider and evaluate the proposal and any other alternative proposals or other strategic alternatives that may be available to our company, and to negotiate the terms of any potential definitive agreement.

On June 19, 2015, the Special Committee was informed that SINA had joined the buyer group by entering into a consortium agreement with Mr. Zhou and Mr. Shen, pursuant to which they had agreed to, among other things, form a consortium to work exclusively with one another to undertake the “going-private” transaction to acquire all of our outstanding shares other than the shares owned by the consortium members or their affiliates, which at the time owned, in the aggregate, approximately 48% of our total issued and outstanding shares. We were also informed that SINA had agreed to exchange all the E-House shares held by SINA at the closing of the “going-private” transaction for a portion of the ordinary shares of Leju held by E-House at the closing, based on an exchange ratio determined in accordance with a mutually agreed formula.

On November 2, 2015, our board of directors received a revised non-binding proposal from the consortium, reaffirming the consortium members’ interest in pursuing a “going private” transaction to acquire all of our outstanding ordinary shares not already owned by the consortium members or their respective affiliates and revising the cash consideration to $6.64 per ADS.

On April 15, 2016, we entered into a merger agreement with E-House Holdings Ltd., or the Parent, and E-House Merger Sub Ltd., or the Merger Sub, a wholly-owned subsidiary of the Parent. Subject to satisfaction of the terms and conditions under the merger agreement, at the effective time of the merger, the Merger Sub will merge with and into our company, with our company continuing as the surviving corporation and a wholly-owned subsidiary of the Parent. Each of our ordinary shares (including ordinary shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$6.85 per share or ADS in cash, without interest and net of any applicable withholding taxes, except for (i) ordinary shares or ADSs beneficially owned by the buyer group, (ii) ordinary shares or ADSs owned by us or any of our subsidiaries, (iii) ordinary shares or ADSs held by our ADS depositary and reserved for issuance and allocation pursuant to our share incentive plan, and (iv) ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger.

The merger is subject to customary closing conditions including the approval of the merger agreement by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the shares present and voting in person or by proxy at a meeting of our shareholders which will be convened to consider the approval of the merger agreement and the merger. As of the date of the merger agreement, the buyer group beneficially owned, in the aggregate, approximately 44.9% of the issued and outstanding ordinary shares (including ordinary shares represented by ADSs). Pursuant to a voting agreement entered into between the buyer group and the Parent, the members of the buyer group have agreed to vote all the ordinary shares and ADSs beneficially owned by them in favor of the authorization and approval of the merger agreement and the merger.

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

Transactions with Management and Affiliates

Share Issuance to Management

We entered into a share purchase agreement with Kanrich, an entity jointly established by Mr. Xin Zhou, our co-chairman and chief executive officer, and certain other management members and controlled by Mr. Xin Zhou, on December 27, 2012, and an amendment to the share purchase agreement on March 22, 2013. Pursuant to the share purchase agreement and the amendment, we issued to Kanrich 17,790,125 ordinary shares at a purchase price of approximately $62.6 million at a closing that occurred on March 22, 2013. The shares issued to Kanrich were subject to a 12-month lock-up restriction. This lock-up restriction was not applicable to the creation or enforcement of the share charge created by Kanrich for the benefit of Prominent Asset Investment Limited, a third-party lender, which entered into a margin loan facility agreement and related share and account charge with Kanrich to provide financing for the purchase of the 17,790,125 ordinary shares from us. We agreed to register part or all of the shares subject to the share charge on a shelf registration statement at the expense of Kanrich under certain conditions and upon occurrence of certain circumstances, if ever. To our knowledge, Kanrich fully repaid the principal amount and accrued interest under the margin loan facility agreement in April 2016, and together with Jun Heng and On Chance, is coordinating with Prominent Asset Investment Limited to have the related share and account charge released.

Other Transactions with Management

As of December 31, 2015, we had a payable balance of $1.0 million to our management. The amount represents consideration paid by management for unvested restricted shares granted under the Leju Plan.

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

Transactions with Affiliates

Transactions with Shanghai Yueshun Real Estate Development Co., Ltd. Shanghai Yueshun Real Estate Development Co., Ltd. is an entity partially owned by Mr. Xin Zhou. As of December 31, 2013, 2014 and 2015, we had a receivable balance of $0.3 million, $0.3 million and nil respectively, from Shanghai Yueshun Real Estate Development Co., Ltd., representing rental cost paid on behalf of this entity.

Transactions with Shanghai Jinyue Real Estate Development Co., Ltd. Mr. Xin Zhou is a director of Shanghai Jinyue Real Estate Development Co., Ltd. As of December 31, 2013, 2014 and 2015, we had a payable balance of $0.4 million, $0.4 million and $0.4 million, respectively, to Shanghai Jinyue Real Estate Development Co., Ltd., representing the rental expenses paid by Shanghai Jinyue Real Estate Development Co., Ltd. on behalf of us.

Transactions with Beijing China Real Estate Research Association Technology Ltd. Beijing China Real Estate Research Association Technology Ltd. is a joint venture formed by us with China Real Estate Research Association and China Real Estate Association. In 2012, we purchased services from Beijing China Real Estate Research Association Technology Ltd. for an amount of $0.5 million. Our payable balance due to Beijing China Real Estate Research Association Technology Ltd. for these services was $3,892 and nil as of December 31, 2013 and 2014, respectively. The selling and general expenses recognized for services purchased from Beijing China Real Estate Research Association Technology Ltd. was nil, nil and $80,594 in 2013, 2014 and 2015, respectively. Moreover, we generate revenues of $1.1 million, $136,708 and $117,447 from Beijing China Real Estate Research Association Technology Ltd. for the years ended December 31, 2013, 2014, and 2015, respectively. Additionally, as of December 31, 2013, 2014 and 2015, we had a receivable balance of $1.0 million, $684 and $8,906 from Beijing China Real Estate Research Association Technology Ltd.

Transactions with Hangzhou Kuyue Technology Limited, or Hangzhou Kuyue. As of December 31, 2014, we had a payable balance of $0.9 million to Hangzhou Kuyue, representing the unpaid balance for the mobile platform purchased from Hangzhou Kuyue and the total intangible assets of $1.8 million recognized from Hangzhou Kuyue in 2014. We had 21% equity interest in Hangzhou Kuyue as of December 31, 2014. In 2015, we acquired the remaining interest in Hangzhou Kuyue and Hangzhou Kuyue became our wholly owned subsidiary

Transactions with SINA. The total cost recognized for the advertising agency fee purchased from SINA in 2013, 2014 and 2015 was $6.0 million, $6.6 million and $6.2 million, respectively. The selling and general expenses recognized for advertising purchased from SINA was nil, $4.9 million and $31,742 in 2013, 2014 and 2015, respectively. The intangible assets purchased from SINA was nil, $1.5 million and nil in 2013, 2014 and 2015, respectively. In 2014 and 2015, we provided consulting services to SINA, from which we generated $0.4 million and $0.3 million in revenues, respectively. As of December 31, 2014 and 2015, we had a payable balance of $3.6 million and $3.2 million to SINA, representing online advertising agency fee payable to SINA and payable in connection with the purchase of intangible assets from SINA. We paid RMB33.0 million ($5.4 million) to acquire 30% of equity interest of Hangzhou Kuyue from one subsidiary of SINA during 2015. Mr. Charles Chao, SINA’s chairman and chief executive Officer, has served as a co-chairman of our board of directors since April 2012 and SINA became our related party since then.

Transactions with Shanghai Guanfu Treasure-house Assets Management Co., Ltd., or Shanghai Guanfu. Shanghai Guanfu is indirectly controlled by Mr. Xin Zhou. We purchased the use right of safes from Shanghai Guanfu of $0.4 million and $79,356 in 2014 and 2015, respectively, and the payable balance was $0.3 million and nil as of Decemeber 31, 2014 and 2015, respectively. We also provided advertising services to Shanghai Guanfu in 2015, from which we generated $0.6 million of revenues and had a receivable balance of $2,987 as of December 31, 2015.

Transactions with Jupai. We are the largest shareholder of Jupai, and Mr. Xin Zhou, our co-chairman and chief executive officer, is a director of Jupai. As of December 31 2015, we had a dividend receivable balance of $1.5 million from Yidezhen, a subsidiary of Scepter, which became a subsidiary of Jupai from July 2015. We also had a payable balance of $5.2 million, which represents the acquisition deposit from Jupai to acquire our 28% equity investment in an affiliate. The acquisition had not been completed as of December 31, 2015.

All of the receivable balances and payable balances stated above were unsecured, interest free and had no fixed repayment term.

Real Estate Investment Fund Management

In July 2015, we transferred to Jupai all equity interests in Scepter, which operated our real estate investment fund management business unit, in exchange for Jupai’s ordinary shares. As a result, we no longer offer real estate investment fund management services. Before we transferred our investment fund management business unit to Jupai, we acted as the general partner for each of the following funds through certain of our 51% owned subsidiaries: E-House Shengyuan Equity Investment Center, E-House Shengquan Equity Investment Center, Shanghai Shouxin Equity Investment Center, Shanghai Muxin Equity Investment Center, Suzhou Hehui Xuyuechang Equity Investment Center, Suzhou Hehui Xuyuerong Equity Investment Center and Suzhou Hehui Xuyuezhen Equity Investment Center, for the purpose of investing in China’s real estate sector, and Shanghai Wuling Investment Center, for the purpose of making equity investments in suitable industries.

We managed the E-House China Real Estate Investment Fund I, L.P., or the Fund, through E-House Real Estate Asset Management Limited. We had no investment in the Fund. We were entitled to carried interest from the Fund in the event that the investors in the Fund achieve cumulative investment returns in excess of a specified amount at the end of the contract year. We generated $63,567, $5.4 million and nil of revenues from the Fund in 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the receivable balance from the Fund was $5.4 million and nil, respectively. As of December 31, 2015, the payable balance from the Fund was $0.2 million, which represents the remittance from the Fund. The Fund was at the end of payback period and was not transferred to Jupai.

We invested RMB65.0 million (US$10.0 million) in E-House Shengyuan Equity Investment Center, or Shengyuan Center. In 2013, 2014 and 2015, respectively, we received RMB2.8 million (US$0.4 million), RMB10.9 million (US$1.7 million) and RMB18.3 million (US$2.9 million) capital return from Shengyuan Center. We earned $1.5 million, $1.4 million and $85,367 in management fees from Shengyuan Center in 2013, 2014 and for the period from January to July 2015, respectively, which were fully collected in the year when such management fees were earned.

We earned $0.6 million, $0.6 million and $139,415 in management fees from E-House Shengquan Equity Investment Center in 2013, 2014 and for the period from January to July 2015, respectively, which were fully collected in the year when such management fees were earned.

We invested RMB60.0 million (US$9.8 million) in Shanghai Wuling Investment Center, or Wuling Center. We earned $3.8 million, $3.0 million and $1.6 million in management fees from Wuling Center in 2013, 2014 and for the period from January to July 2015, respectively, which were fully collected in the year when such management fees were earned.

We earned $120,858 and $58,832 in management fees from Shanghai Shouxin Equity Investment Center in 2014 and for the period from January to July 2015, which were fully collected in the year when such management fees were earned.

We earned $0.2 million and $123,998 in management fees from Shanghai Muxin Equity Investment Center in 2014 and for the period from January to July 2015, respectively. We also received $110,097 as advance management fees from Muxin Center as of December 31, 2014.

We earned an aggregate of $0.3 million, $1.1 million and $0.5 million in management fees from Suzhou Hehui Xuyuechang Equity Investment Center, Suzhou Hehui Xuyuerong Equity Investment Center and Suzhou Hehui Xuyuezhen Equity Investment Center in 2013, 2014 and for the period from January to July 2015, respectively. The management fees earned in 2013 was fully collected as earned, and we had an aggregate of $0.6 million in advanced management fees from above three funds as of December 31, 2013. Part of the management fees earned in 2014 was not collected as earned, and we had an aggregate of $0.4 million and nil of management fees receivables from above three funds as of December 31, 2014 and 2015.

We earned an aggregate of $0.7 million in management fees from Jupai for the period from January to July 2015.

Contractual Agreements with Tian Zhuo

Prior to October 2012, Tian Zhuo was our consolidated variable interest entity as a result of the contractual arrangements entered into between Shanghai CRIC, Tian Zhuo and the shareholders of Tian Zhuo. In October 2012, the shareholders of Tian Zhuo, Mr. Xin Zhou and Mr. Xudong Zhu, transferred all of their equity interests in Tian Zhuo to Shanghai Lerong Information Technology Co., Ltd., a subsidiary of Beijing Leju, so that Tian Zhuo became an indirect wholly owned subsidiary of Beijing Leju, and the previous contractual arrangement among Shanghai CRIC, Tian Zhuo and its shareholders was terminated accordingly. In connection with the transfer of equity interest, Mr. Xin Zhou assigned the loans in an aggregate amount of RMB89.0 million (US$13.7 million) that he previously extended to Tian Zhou for various business purposes to Shanghai CRIC to satisfy his own payment obligations to Shanghai CRIC in the same amount under the three loan agreements he entered into with Shanghai CRIC on April 1, 2008, September 8, 2008 and July 20, 2009, respectively. In December 2013, Shanghai Lerong Information Technology Co., Ltd. transferred all of its equity interests in Tian Zhuo to Shanghai Kushuo, so that Tian Zhuo has become a wholly owned subsidiary of Shanghai Kushuo.

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

Loan Agreement. Under the loan agreement among Shanghai SINA Leju, Xudong Zhu and Zuyu Ding, dated September 10, 2011, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million (US$1.2 million) to Xudong Zhu and RMB2.0 million (US$0.3 million) to Zuyu Ding, respectively, solely for their purchase of equity interests in Beijing Leju. The loan will be due upon the earlier of September 9, 2031 or the expiration of the term of business of either Shanghai SINA Leju or Beijing Leju.

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

Agreement that Transfers Economic Benefits of Beijing Leju to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai SINA Leju and Beijing Leju dated as of May 8, 2008, Shanghai SINA Leju provides Beijing Leju with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai SINA Leju, Beijing Leju may not engage any third party to provide the services offered by Shanghai SINA Leju under this agreement. Beijing Leju shall pay service fees to Shanghai SINA Leju for the technology services provided based on the number of working hours of Shanghai SINA Leju’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$617) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$309) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$154) per hour per person. The term of this exclusive technical support agreement will expire upon dissolution of Beijing Leju.

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

Loan Agreement. Under the loan agreement among Shanghai Yi Yue, Zuyu Ding and Weijie Ma dated September 20, 2011, Shanghai Yi Yue granted an interest-free loan of RMB10.5 million (US$1.6 million) to Zuyu Ding and RMB4.5 million (US$0.7 million) to Weijie Ma, respectively, solely for their purchase of equity interests in Shanghai Yi Xin. The loan will be due upon the earlier of September 20, 2031 or the expiration of the term of business of either Shanghai Yi Yue or Shanghai Yi Xin.

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

Agreement that Transfers Economic Benefits of Shanghai Yi Xin to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai Yi Yue and Shanghai Yi Xin dated December 5, 2011, Shanghai Yi Yue provides Shanghai Yi Xin with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Yi Yue, Shanghai Yi Xin may not engage any third party to provide the services offered by Shanghai Yi Yue under this agreement. Shanghai Yi Xin shall pay service fees to Shanghai Yi Yue for the technology services provided based on the number of working hours of Shanghai Yi Yue’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$617) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$309) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$154) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,087) per month; the fee for technical training is at the rate of RMB10,000 (US$1,544) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,087) per month. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Yi Xin.

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

Loan Agreement. Under the loan agreement among Beijing Maiteng, Zuyu Ding and Weijie Ma dated February 1, 2012, Beijing Maiteng granted an interest-free loan of RMB10.5 million (US$1.6 million) to Zuyu Ding and RMB4.5 million (US$0.7 million) to Weijie Ma, respectively, solely for their purchase of equity interests in Beijing Jiajujiu. The loan will be due upon the earlier of February 1, 2032 or the expiration of the term of business of either Beijing Maiteng or Beijing Jiajujiu.

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

Agreement that Transfers Economic Benefits of Beijing Jiajujiu to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Beijing Maiteng and Beijing Jiajujiu dated April 1, 2012, Beijing Maiteng provides Beijing Jiajujiu with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Beijing Maiteng, Beijing Jiajujiu may not engage any third party to provide the services offered by Beijing Maiteng under this agreement. Beijing Jiajujiu shall pay service fees to Beijing Maiteng for the technology services provided based on the number of working hours of Beijing Maiteng’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$617) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$309) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$154) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,087) per month; the fee for technical training is at the rate of RMB10,000 (US$1,544) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,087) per month. The term of this exclusive technical support agreement will expire upon dissolution of Beijing Jiajujiu.

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

Agreement that Transfers Economic Benefits of Shanghai Kushuo to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai Yifang and Shanghai Kushuo dated December 31, 2013, Shanghai Yifang provides Shanghai Kushuo with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Yifang, Shanghai Kushuo may not engage any third party to provide the services offered by Shanghai Yifang under this agreement. Shanghai Kushuo shall pay service fees to Shanghai Yifang for the technology services provided based on the number of working hours of Shanghai Yifang’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$617) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$309) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$154) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,087) per month; the fee for technical training is at the rate of RMB10,000 (US$1,544) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,087) per month. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Kushuo.

Contractual Agreements with Shanghai Fangjia

In October 2014, Zuyu Ding and Yan Zhang became the shareholders of Shanghai Fangjia, through initial contribution to its registered capital. In the same month, Shanghai Fangjia entered into a series of contractual arrangements with Shanghai CRIC and became one of our VIEs. In June 2015, Shanghai Fangjia terminated its contractual arrangements with Shanghai CRIC, and entered into a series of contractual arrangements with Shanghai Yifang instead. Shanghai Fangjia is currently 50% owned by Zuyu Ding and 50% owned by Yan Zhang. Shanghai Yifang has entered into agreements with Shanghai Fangjia and its shareholders, which provide Shanghai Yifang with the substantial ability to control Shanghai Fangjia and make it a primary beneficiary of Shanghai Fangjia. We operate our real estate home price rating services through these contractual arrangements with Shanghai Fangjia and its shareholders. Under PRC law, each of Shanghai Yifang and Shanghai Fangjia is an independent legal person and is not exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Yifang and Shanghai Fangjia, Shanghai Fangjia does not transfer any other funds generated from its operations to Shanghai Yifang.

Agreements that Provide Us with Effective Control over Shanghai Fangjia

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai Yifang, Shanghai Fangjia, Zuyu Ding and Yan Zhang, dated June 8, 2015, each of Zuyu Ding and Yan Zhang granted an irrevocable and unconditional option to Shanghai Yifang, that entitles Shanghai Yifang or its designated entity or individual to acquire all or part of the equity interests held by him in Shanghai Fangjia at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Shanghai Fangjia will be equal to the registered capital of Shanghai Fangjia, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Shanghai Fangjia irrevocably and unconditionally granted Shanghai Yifang an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Shanghai Fangjia. The exercise price for purchasing the assets of Shanghai Fangjia will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Shanghai Yifang or any third party designated by Shanghai Yifang. This agreement will terminate after all the equity interest in and the assets of Shanghai Fangjia are lawfully transferred to Shanghai Yifang and/or any other entity or individual designated by Shanghai Yifang.

Amended and Restated Loan Agreement. Under the loan agreement among Shanghai Yifang, Zuyu Ding and Yan Zhang dated June 8, 2015, Shanghai Yifang granted an interest-free loan of RMB2.5 million (US$0.4 million) to Zuyu Ding and RMB2.5 million (US$0.4 million) to Yan Zhang, respectively, which has already been contributed to the register capital of Shanghai Fangjia. The loan will be due upon the earlier of June 8, 2035 or the expiration of the term of business of either Shanghai Yifang or Shanghai Fangjia.

Shareholder Voting Right Proxy Agreement. Under the shareholder voting right proxy agreement among Shanghai Yifang, Shanghai Fangjia, Zuyu Ding and Yan Zhang, dated June 8, 2015, each of Zuyu Ding and Yan Zhang will irrevocably grant any person designated by Shanghai Yifang the power to exercise all voting rights which he will be entitled to as shareholder of Shanghai Fangjia at that time. The agreement will expire on June 8, 2035, 20 years from the date of execution. The term of the agreement can be automatically extended for one year upon expiration of the initial term or the extension thereof, if Shanghai Yifang gives a written notice requesting extension at least thirty (30) days prior to the expiration.

Power of Attorney. Under each of the powers of attorneys signed by Zuyu Ding and Yan Zhang, respectively, on June 8, 2015, each of Zuyu Ding and Yan Zhang irrevocably granted Xin Zhou, a person designated by Shanghai Yifang, the power to exercise all voting rights which he is entitled to as a shareholder of Shanghai Fangjia. Each of the powers of attorneys will be valid until the expiration or the early termination of the shareholder voting right proxy agreement among Shanghai Yifang, Shanghai Fangjia, Zuyu Ding and Yan Zhang, dated June 8, 2015, unless Shanghai Yifang designates another person to replace the attorney.

Equity Pledge Agreement. Under the equity pledge agreement among Shanghai Yifang, Shanghai Fangjia, Zuyu Ding and Yan Zhang, dated June 8, 2015, all of the equity interest in Shanghai Fangjia was pledged to Shanghai Yifang to guarantee the performance of the obligations of Shanghai Fangjia, Zuyu Ding and Yan Zhang under the exclusive call option agreement, the loan agreement and the shareholder voting right proxy agreement. If Zuyu Ding, Yan Zhang or Shanghai Fangjia breach their respective contractual obligations, Shanghai Yifang, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, Zuyu Ding and Yan Zhang shall not transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai Fangjia without the prior written consent of Shanghai Yifang. The equity pledge right enjoyed by Shanghai Yifang will expire when Zuyu Ding, Yan Zhang and Shanghai Fangjia have fully performed their respective obligations under the above agreements.

Agreement that Transfers Economic Benefits of Shanghai Fangjia to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai Yifang and Shanghai Fangjia dated June 8, 2015, Shanghai Yifang provides Shanghai Fangjia with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Yifang, Shanghai Fangjia may not engage any third party to provide the services offered by Shanghai Yifang under this agreement. Shanghai Fangjia shall pay service fees to Shanghai Yifang for the technology services provided based on the number of working hours of Shanghai Yifang’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$617) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$309) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$154) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,087) per month; the fee for technical training is at the rate of RMB10,000 (US$1,544) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,087) per month. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Fangjia.

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

Loan Agreement. Under the loan agreement among Shanghai Weidian, Xudong Zhu and Xi Yang dated October 8, 2014, Shanghai Weidian granted an interest-free loan of RMB1.6 million (US$0.2 million) to Xudong Zhu and RMB0.4 million (US$0.1 million) to Xi Yang, respectively, solely for their acquisition of equity interest in Shanghai Weihui. The loan will be due upon the earlier of October 7, 2034 or the expiration of the term of business of either Shanghai Weidian or Shanghai Weihui.

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

Agreement that Transfers Economic Benefits of Shanghai Weihui to Us

Exclusive Technical Support Agreement. Pursuant to an exclusive technical support agreement between Shanghai Weidian and Shanghai Weihui dated October 23, 2014, Shanghai Weidian provides Shanghai Weihui with a series of technical support services and is entitled to receive related fees. Unless expressly provided by this agreement, without prior written consent of Shanghai Weidian, Shanghai Weihui may not engage any third party to provide the services offered by Shanghai Weidian under this agreement. Shanghai Weihui shall pay service fees to Shanghai Weidian for the technology services provided based on the number of working hours of Shanghai Weidian’s engineers who provide the technology services: for the technology service provided by a senior engineer, the service fee is at the rate of RMB4,000 (US$617) per hour per person; for the technology service provided by a mid-level engineer, the service fee is at the rate of RMB2,000 (US$309) per hour per person; for the technology service provided by a junior engineer, the service fee is at the rate of RMB1,000 (US$154) per hour per person. The fee for technical support is at the rate of RMB20,000 (US$3,087) per month; the fee for technical training is at the rate of RMB10,000 (US$1,544) per month; and the fee for technical consulting is at the rate of RMB20,000 (US$3,087) per month. The term of this exclusive technical support agreement will expire upon dissolution of Shanghai Weihui.

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

Dividend Policy

We paid a cash dividend of $0.15 per ordinary share, or $0.15 per ADS on April 23, 2012, a cash dividend of $0.15 per ordinary share, or $0.15 per ADS on May 30, 2013, a cash dividend of $0.20 per ordinary share, or $0.20 per ADS on May 30, 2014, a cash dividend of $0.20 per ordinary shares, or $0.20 per ADS, on January 15, 2015, and a cash dividend of $0.15 per ordinary shares, or $0.15 per ADS, on May 15, 2015. We were approved by our board of directors in December 2014 and completed on January 15, 2015 a partial spin-off of Leju by distributing in the form of a dividend of 0.05 ordinary shares, par value $0.001, of Leju, for each of E-House’s ordinary shares outstanding as of December 3, 2014, or 0.05 ADSs of Leju, for each of E-House’s ADSs outstanding as of December 3, 2014. We distributed a total of 7,103,280 ordinary shares of Leju to holders of our ordinary shares in this manner, which include a total of 3,877,658 ordinary shares of Leju in the form of 3,877,658 ADSs of Leju to our ADS holders through our depositary bank. Following the completion of the partial spin-off, we owned 93,694,920 ordinary shares of Leju, representing approximately 70% of Leju’s total outstanding ordinary shares. We will determine future dividend payments based on our future results of operations, cash flow and capital requirements.

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

In 2015, the trading price of our ADSs on the NYSE ranged from $4.86 to $8.48 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Sales Price ($)
	High	Low
2011	16.25	4.02
2012	7.61	2.95
2013	15.08	3.94
2014	16.09	6.88
First quarter	16.09	10.31
Second quarter	12.37	6.88
Third quarter	11.62	8.04
Fourth quarter	9.87	7.10
2015	8.48	4.86
First quarter	8.48	4.93
Second quarter	7.18	5.44
Third quarter	6.79	4.86
Fourth quarter	6.70	5.78
October	6.70	5.95
November	6.25	5.78
December	6.33	6.00
2016
January	6.27	5.56
February	5.94	5.14
March	6.36	5.86
April (through April 21, 2016)	6.60	6.11

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

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-148729), as amended, initially filed with the SEC on January 17, 2008. At the annual general meeting held on October 16, 2008, our shareholders approved, among other things, amendment of our articles of association to authorize our board of directors to approve and execute future share repurchase plans without shareholders’ approval.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, enterprises established outside of China but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the applicable implementation regulations, “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. If we are treated as a “resident enterprise” for PRC tax purposes, foreign entity holders of our ADSs or ordinary shares which are non-resident enterprises under the Enterprise Income Tax Law may be subject to a 10% PRC withholding tax upon dividends payable by us and on gains realized on their sales or other dispositions of our ADSs or ordinary shares, unless such holders’ jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, or we may be subject to PRC taxation on our worldwide income and dividends distributed to our investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs.”

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

While we believe we were not a PFIC for the taxable year ending December 31, 2015, and do not expect to a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for any taxable year are generally discussed below under “Passive Foreign Investment Company Rules.” Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2015, we had borrowings of $112.7 million, all of which was subject to interest at a fixed rate. In addition, we issued $135.0 million principal amount of 2.75% convertible senior notes due 2018. The notes bear interest at a rate of 2.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. In 2015, we repurchased convertible notes with principal amount of $10.0 million from the open market at a consideration of $9.6 million to reduce interest burden. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2015, we had RMB or HKD denominated cash balances of $305.9 million and U.S. dollar-denominated cash balances of $193.4 million. Assuming we had converted the U.S. dollar-denominated cash balance of $193.4 million as of December 31, 2015 into RMB at the exchange rate of US$1.00 for RMB6.4778 as of December 31, 2015, this cash balance would have been RMB1,252.9 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB1,240.5 million as of December 31, 2015.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the years ended December 31, 2013, 2014 and 2015, we received approximately $0.2 million, nil and $0.3 million, respectively, from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A                                   AUDIT COMMITTEE FINANCIAL EXPERT

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

	For the Years Ended December 31,
	2014	2015
Audit fees(1)	2,516,507	1,712,791
Audit-Related fees(2)	301,779	51,782
Tax fees(3)	72,038	23,807

Notes:

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)         “Audit-Related Fees” represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our subsidiary’s financial statements and are not reported as audit fees.

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
4.3

Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

4.4

Form of Employment Agreement with the Registrant’s senior executives (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-148729), as amended, initially filed with the Commission on January 17, 2008)

4.5

English translation of Exclusive Call Option Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.15 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012)

4.6

English translation of Loan Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.16 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012)

4.7

English translation of Shareholder Voting Rights Proxy Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.17 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012)

Exhibit Number	Description of Document
4.8

English translation of Power of Attorney dated September 10, 2011 issued by Xudong Zhu to Xin Zhou (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.9

English translation of Power of Attorney dated September 10, 2011 issued by Zuyu Ding to Xin Zhou (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.10

English translation of Equity Pledge Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated by reference to Exhibit 10.18 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012)

4.11

English translation of Exclusive Technical Support Agreement dated May 8, 2008 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2010)

4.12

English translation of Exclusive Call Option Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.20 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012)

4.13

English translation of Loan Agreement, dated September 20, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.21 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012)

4.14

English translation of Shareholder Voting Right Proxy Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.22 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012)

4.15

English translation of Power of Attorney dated December 5, 2011 issued by Zuyu Ding to Xin Zhou (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.16

English translation of Power of Attorney dated December 5, 2011 issued by Weijie Ma to Xin Zhou (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.17

English translation of Equity Pledge Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 10.23 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012)

4.18

English translation of Exclusive Technical Support Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-4 registration statement (File No. 333-179004), filed with the Commission on January 13, 2012)

4.19

English translation of Exclusive Call Option Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.20

English translation of Loan Agreement, dated February 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.21

English translation of Shareholder Voting Right Proxy Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma(incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

Exhibit Number	Description of Document
4.22

English translation of Power of Attorney dated April 1, 2012 issued by Zuyu Ding to Xin Zhou (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.23

English translation of Power of Attorney dated April 1, 2012 issued by Weijie Ma to Xin Zhou (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.24

English translation of Equity Pledge Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.25

English translation of Exclusive Technical Support Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2012)

4.26

Agreement and Plan of Merger, dated December 28, 2011, between E-House (China) Holdings Limited, CRIC (China) Holdings Limited and China Real Estate Information Corporation (incorporated by reference to Exhibit 2.1 from our registration statement on Form F-4 (File No. 333-179004), initially filed with the Commission on January 13, 2012)

4.27

English translation of Equity Transfer Agreement, dated October 25, 2012, between Xin Zhou, Xudong Zhu, Shanghai Lerong Information Technology Co., Ltd. and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.28

English translation of Termination Agreement, dated October 25, 2012, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou, Xudong Zhu and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.29

English translation of Debt Restructuring Agreement, dated October 25, 2012, between Shanghai CRIC Information Technology Co., Ltd., Xin Zhou, Xudong Zhu and Shanghai Tian Zhuo Advertising Co., Ltd. (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.30

Share Purchase Agreement, dated December 27, 2012, between E-House (China) Holdings Limited and Kanrich Holdings Limited (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.31

Amendment to Share Purchase Agreement, dated March 22, 2013, between E-House (China) Holdings Limited and Kanrich Holdings Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 24, 2013)

4.32

English translation of Exclusive Call Option Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd., Shanghai Kushuo Information Technology Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.33

English translation of Loan Agreement, dated November 26, 2013, between Shanghai Yifang Software Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.34

English translation of Shareholder Voting Right Proxy Agreement, dated December 31, 2013, between Shanghai Yifang Software Co., Ltd., Shanghai Kushuo Information Technology Co., Ltd., Zuyu Ding and Weijie Ma (incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.35

English translation of Power of Attorney dated December 31, 2013 issued by Zuyu Ding to Xin Zhou (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

4.36

English translation of Power of Attorney dated December 31, 2013 issued by Weijie Ma to Xin Zhou (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 23, 2014)

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
4.53

English translation of executed form of Exclusive Call Option Agreement between a PRC subsidiary of the Registrant, a variable interest entity of the Registrant, and each of the shareholders of the variable interest entity (incorporated by reference to Exhibit 4.53 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 21, 2015)

4.54

English translation of executed form of Loan Agreement between a PRC subsidiary of the Registrant (as the lender), and each of the shareholders of a variable interest entity of the Registrant (as the borrowers) (incorporated by reference to Exhibit 4.53 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 21, 2015)

4.55

English translation of executed form of Shareholder Voting Right Proxy Agreement between a PRC subsidiary of the Registrant, a variable interest entity of the Registrant, and each of the shareholders of the variable interest entity (incorporated by reference to Exhibit 4.53 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 21, 2015)

4.56

English translation of executed form of Power of Attorneys issued by each of the shareholders of a variable interest entity of the Registrant (incorporated by reference to Exhibit 4.53 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 21, 2015)

4.57

English translation of executed form of Equity Pledge Agreement between a PRC subsidiary of the Registrant (as the pledgee), a variable interest entity of the Registrant, and each of the shareholders of the variable interest entity (as the pledgers) (incorporated by reference to Exhibit 4.53 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 21, 2015)

4.58

English translation of executed form of Exclusive Technical Support Agreement between a PRC subsidiary of the Registrant and a variable interest entity of the Registrant (incorporated by reference to Exhibit 4.53 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 21, 2015)

4.59

English translation of the Exclusive Support Agreement, dated May 14, 2014, between Baoyi Investment Consultant (Shanghai) Co., Ltd. and Shanghai E-Cheng Asset Management Co., Ltd. (incorporated by reference to Exhibit 4.53 from our annual report on Form 20-F (File No. 001-33616), filed with the Commission on April 21, 2015)

4.60*	Material terms of contractual agreements for each of Shanghai Fangjia Information Technology Co., Ltd., and Shanghai Weihui Business Information Consulting Co., Ltd.
4.61*

English translation of Transfer of Contractual Rights and Obligations Agreement, dated June 8, 2015, between Shanghai CRIC Information Technology Co., Ltd., DING Zuyu, ZHANG Yan and Shanghai Yifang Software Co., Ltd.

4.62*	English translation of Termination Agreement, dated June 8, 2015, between Shanghai CRIC Information Technology Co., Ltd., DING Zuyu, ZHANG Yan and Shanghai Fangjia Information Technology Co., Ltd.
4.63*	Share Purchase Agreement, by and among Jupai Holdings Limited, Scepter Pacific Limited, E-House (China) Capital Investment Management Ltd. and Reckon Capital Limited, dated April 3, 2015
4.64

Agreement and Plan of Merger among E-House Holdings Ltd., E-House Merger Sub Ltd. and the Registrant dated April 15, 2016 (incorporated herein by reference to Exhibit 99.2 to Form 6-K filed by the Registrant with the SEC on April 15, 2016).

4.65

Limited Guarantee dated April 15, 2016, by and between the Registrant, Mr. Xin Zhou, Mr. Neil Nanpeng Shen and SINA Corporation (incorporated herein by reference to Exhibit 7.07 to Schedule 13D/A filed by with the SEC by Mr. Xin Zhou, Mr. Neil Nanpeng Shen, SINA Corporation and other filing persons named therein on April 15, 2016).

8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-144451), as amended, initially filed with the Commission on July 10, 2007)

Exhibit Number	Description of Document
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Fangda Partners
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 22, 2016

E-HOUSE (CHINA) HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the accompanying consolidated balance sheets of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 22, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of E-House (China) Holdings Limited

We have audited the internal control over financial reporting of E-House (China) Holdings Limited and subsidiaries (the “Group”) as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated April 22, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 22, 2016

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share data)

	December 31,
	2014	2015
	$	$
ASSETS
Current assets:
Cash and cash equivalents	630,616,635	465,183,566
Restricted cash	40,401,864	1,964,260
Customer deposits, net of allowance for doubtful accounts of $583,836 and $550,158 at December 31, 2014 and 2015, respectively	92,796,714	134,134,331
Accounts receivable, net of allowance for doubtful accounts of $44,002,810 and $65,243,624 at December 31, 2014 and 2015, respectively	415,150,008	462,310,290
Advance payment for properties to be held for sale, current	51,983,436	7,416,781
Properties held for sale	34,841,895	50,249,134
Deferred tax assets	64,804,392	61,734,685
Prepaid expenses and other current assets	39,339,526	66,587,437
Amounts due from related parties	6,094,260	1,551,873
Total current assets	1,376,028,730	1,251,132,357
Property and equipment, net	49,109,467	120,340,790
Intangible assets, net	120,380,671	108,882,900
Long-term investment	51,681,339	112,523,538
Goodwill	51,539,654	62,781,148
Customer deposits, non-current	797,024	1,351,640
Investment in preferred shares of Jupai	39,484,906	—
Restricted cash, non-current	—	32,185,582
Other non-current assets	87,901,450	95,304,250
TOTAL ASSETS	1,776,923,241	1,784,502,205

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to E-House of $600,735 and $335,005 as of December 31, 2014 and 2015, respectively)	8,260,681	6,699,191
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to E-House of $44,321,824 and $36,833,196 as of December 31, 2014 and 2015, respectively)	116,577,317	140,178,362
Income tax payable (including income tax payable of the consolidated VIEs without recourse to E-House of $28,337,431 and $27,608,773 as of December 31, 2014 and 2015, respectively)	117,593,159	155,085,748
Other tax payable (including other tax payable of the consolidated VIEs without recourse to E-House of $16,032,365 and $17,268,065 as of December 31, 2014 and 2015, respectively)	49,390,175	55,691,217
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to E-House of $4,175,247 and $8,478,440 as of December 31, 2014 and 2015, respectively)	7,356,186	9,934,688
Advance from property buyers	2,261,387	7,326,067
Convertible senior notes	—	123,960,959
Short-term borrowings	35,953,500	40,039,480
Dividend payables	12,902,488	—
Advance from customers and deferred revenue (including advance from customers and deferred revenue of the consolidated VIEs without recourse to E-House of $5,073,492 and $5,923,346 as of December 31, 2014 and 2015, respectively)	19,013,041	20,821,723
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to E-House of $36,291,161 and $17,242,436 as of December 31, 2014 and 2015, respectively)	85,836,572	58,645,555
Total current liabilities	455,144,506	618,382,990
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to E-House of $469,579 and $1,833,357 as of December 31, 2014 and 2015, respectively)	28,203,218	26,301,048
Convertible senior notes	132,751,540	—
Long-term loan	—	72,687,056
Other non-current liabilities	658,357	569,015
Total liabilities	616,757,621	717,940,109

Commitments and contingencies (Note 23)
Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 142,123,368 and 143,924,959 shares issued and outstanding, as of December 31, 2014 and 2015, respectively	142,124	143,925
Additional paid-in capital	991,645,842	983,468,984
Accumulated deficit	(67,703,190)	(107,574,384)
Accumulated other comprehensive income	83,901,136	31,663,066
Subscription receivables	(196,407)	—
Total E-House equity	1,007,789,505	907,701,591
Non-controlling interest	152,376,115	158,860,505
Total equity	1,160,165,620	1,066,562,096
TOTAL LIABILITIES AND EQUITY	1,776,923,241	1,784,502,205

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Total revenues	731,078,833	904,498,793	1,023,656,993
Cost of revenues	(274,035,806)	(306,133,210)	(329,761,444)
Selling, general and administrative expenses	(400,947,001)	(545,491,718)	(706,050,055)
Other operating income	4,917,642	8,786,891	6,756,906
Income (loss) from operations	61,013,668	61,660,756	(5,397,600)
Interest expense	(192,566)	(5,325,474)	(11,020,177)
Interest income	2,179,547	3,210,328	4,832,800
Other income (loss), net	(1,051,215)	3,857,539	(1,896,896)
Investment income	—	—	24,323,479
Income before taxes and equity in affiliates	61,949,434	63,403,149	10,841,606
Income tax expense	(13,676,994)	(14,900,793)	(71,847,178)
Income (loss) before equity in affiliates	48,272,440	48,502,356	(61,005,572)
Income from equity in affiliates	2,813,849	3,834,802	5,705,701
Net income (loss)	51,086,289	52,337,158	(55,299,871)
Less: Net income (loss) attributable to non-controlling interest	(871,136)	12,335,673	(15,428,677)
Net income(loss) attributable to E-House shareholders	51,957,425	40,001,485	(39,871,194)

Earnings(loss) per share:
Basic	$0.40	$0.29	$(0.28)
Diluted	$0.38	$0.26	$(0.28)
Shares used in computation:
Basic	130,163,165	139,211,442	142,615,258
Diluted	135,779,997	146,687,835	142,615,258

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Net income (loss)	51,086,289	52,337,158	(55,299,871)
Other comprehensive income (loss), net of tax of nil:
Net unrealized gains (loss) for investment in Jupai	—	13,765,098	(13,765,098)
Foreign currency translation adjustment	17,532,967	(2,119,684)	(42,837,821)
Comprehensive income (loss)	68,619,256	63,982,572	(111,902,790)
Less: Comprehensive income (loss) attributable to non-controlling interests	(404,808)	12,269,668	(20,094,128)
Comprehensive income (loss) attributable to E-House shareholders	69,024,064	51,712,904	(91,808,662)

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other		Equity (Deficit)
			Paid-in	(Accumulated	Comprehensive	Subscription	Attributable to	Non-controlling	Total
	Ordinary Shares		Capital	Deficit)	Income	Receivables	E-House	Interest	Equity
	Number	$	$	$	$	$	$	$	$

Balance at January 1, 2013	118,242,281	118,243	841,536,135	(157,835,168)	55,117,955	(11,798)	738,925,367	6,188,582	745,113,949
Net income	—	—	—	51,957,425	—	—	51,957,425	(871,136)	51,086,289
Foreign currency translation adjustments	—	—	—	—	17,066,639	—	17,066,639	466,328	17,532,967
Dividends	—	—	(19,946,745)	—	—	—	(19,946,745)	—	(19,946,745)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(338,941)	(338,941)
Share-based compensation	—		18,903,027	—	—	—	18,903,027	—	18,903,027
Exercise of share options	4,596,761	4,596	17,460,926	—	—	(2,136,134)	15,329,388	—	15,329,388
Vesting of restricted shares	769,448	770	262,336	—	—	—	263,106	—	263,106
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	8,079,333	8,079,333
Call option in connection with issuance of convertible senior notes	—	—	(44,999,998)	—	—	—	(44,999,998)	—	(44,999,998)
New shares issued to management	17,790,125	17,790	62,603,450	—	—	—	62,621,240	—	62,621,240
Repurchase of shares	(3,582,133)	(3,582)	(15,942,072)	(1,826,932)	—	—	(17,772,586)	—	(17,772,586)
Changes in equity ownership on acquisition of non-controlling interest	—	—	(409,110)	—	—	—	(409,110)	409,110	—

Balance at December 31, 2013	137,816,482	137,817	859,467,949	(107,704,675)	72,184,594	(2,147,932)	821,937,753	13,933,276	835,871,029
Net income	—	—	—	40,001,485	—	—	40,001,485	12,335,673	52,337,158
Foreign currency translation adjustments	—	—	—	—	(2,053,679)	—	(2,053,679)	(66,005)	(2,119,684)
Dividends	—	—	(77,582,930)	—	—	—	(77,582,930)	21,569,028	(56,013,902)
Dividends declared by subsidiaries	—	—	—	—	—	—	—	(2,508,620)	(2,508,620)
Share-based compensation	—	—	19,843,733	—	—	—	19,843,733	1,797,388	21,641,121
Exercise of share options	3,446,585	3,447	12,039,145	—	—	1,951,525	13,994,117	—	13,994,117
Vesting of restricted shares	860,301	860	(860)	—	—	—	—	—	—
Exercise of Leju share options	—	—	(202,093)	—	—	—	(202,093)	737,628	535,535
Vesting of Leju restricted shares	—	—	260,433	—	—	—	260,433	751,567	1,012,000
Capital injection from non-controlling interest	—	—	—	—	—	—	—	19,925,043	19,925,043
Changes in equity ownership on partial disposal of subsidiaries	—	—	138,472,457	—	5,123	—	138,477,580	38,226,837	176,704,417
Changes in equity ownership on acquisition of non-controlling interest	—	—	(30,720,088)	—	—	—	(30,720,088)	(4,515,188)	(35,235,276)
Recognition of change in E-House’s economic interests in Leju in connection with Leju’s IPO	—	—	70,068,096	—	—	—	70,068,096	50,189,488	120,257,584
Unrealized gains for investment in preferred shares of Jupai	—	—	—	—	13,765,098	—	13,765,098	—	13,765,098

Balance at December 31, 2014	142,123,368	142,124	991,645,842	(67,703,190)	83,901,136	(196,407)	1,007,789,505	152,376,115	1,160,165,620

				Retained	Accumulated
			Additional	Earnings	Other		Equity (Deficit)
			Paid-in	(Accumulated	Comprehensive	Subscription	Attributable to	Non-controlling	Total
	Ordinary Shares		Capital	Deficit)	Income	Receivables	E-House	Interest	Equity
	Number	$	$	$	$	$	$	$	$
Net loss	—	—	—	(39,871,194)	—	—	(39,871,194)	(15,428,677)	(55,299,871)
Foreign currency translation adjustments	—	—	—	—	(38,172,370)	—	(38,172,370)	(4,665,451)	(42,837,821)
Dividends (note 12)	—	—	(21,362,234)	—	—	—	(21,362,234)	—	(21,362,234)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(10,009,004)	(10,009,004)
Share-based compensation	—	—	17,380,454	—	—	—	17,380,454	2,876,054	20,256,508
Exercise of share options	513,261	513	956,416	—	—	196,407	1,153,336	—	1,153,336
Vesting of restricted shares	1,288,330	1,288	(1,288)	—	—	—	—	—	—
Exercise of Leju share options	—	—	(337,737)	—	—	—	(337,737)	1,919,978	1,582,241
Vesting of Leju restricted shares	—	—	210,075	—	—	—	210,075	801,925	1,012,000
Capital injection and non-controlling interest recognized in connection with business acquisition	—	—	—	—	—	—	—	29,581,051	29,581,051
Changes in equity ownership on disposal of subsidiaries	—	—	—	—	—	—	—	(3,849,620)	(3,849,620)
Changes in equity ownership on acquisition of non-controlling interest	—	—	(5,022,544)	—	(300,602)	—	(5,323,146)	5,258,134	(65,012)
Reverse net unrealized gains for investment in preferred shares of Jupai	—	—	—	—	(13,765,098)	—	(13,765,098)	—	(13,765,098)
Balance at December 31, 2015	143,924,959	143,925	983,468,984	(107,574,384)	31,663,066	—	907,701,591	158,860,505	1,066,562,096

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	As of December 31,
	2013	2014	2015
	$	$	$
Operating activities:
Net income (loss)	51,086,289	52,337,158	(55,299,871)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	45,215,493	33,336,600	40,420,408
Realized gain on marketable securities	(234,338)	(2,903,786)	—
Investment income	—	—	(24,323,479)
Income from equity in affiliates	(2,813,849)	(3,834,802)	(5,705,701)
Allowance for doubtful accounts	29,146,892	26,381,555	29,408,911
Share-based compensation	18,903,027	22,175,722	22,394,912
Amortization of discounts related to liability for exclusive rights	935,177	52,922	—
Amortization of debt discount and issuance cost	37,879	1,627,183	1,334,869
Impairment of property held for sale	—	—	5,887,614
Allowance for advance payment for properties to be held for sale	—	—	885,937
Others	(172,944)	(1,031,539)	157,973
Changes in operating assets and liabilities:
Restricted cash	438,860	198,730	147,126
Customer deposits	14,848,744	(25,477,768)	(61,383,410)
Accounts receivable	(80,108,256)	(91,288,124)	(85,535,209)
Marketable securities	3,916,706	2,897,049	—
Amounts due from related parties	(944,036)	(4,830,844)	4,500,450
Properties held for sale and advance payment for properties to be held for sale	(55,657,811)	(3,499,706)	(18,199,606)
Prepaid expenses and other current assets	(1,573,079)	(5,190,461)	(13,699,940)
Other non-current assets	(14,399,728)	550,250	9,018,910
Accounts payable	3,688,255	(3,007,370)	(1,719,327)
Accrued payroll and welfare expenses	34,489,244	13,930,717	21,961,728
Income tax payable	43,664,036	18,887,611	36,778,465
Other tax payable	15,485,548	9,379,946	5,570,524
Amounts due to related parties	(1,243,912)	1,669,193	1,462,347
Other current liabilities	40,174,923	(5,695,764)	(60,893,801)
Other non-current liabilities	(245,919)	(814,929)	(89,342)
Deferred taxes	(30,745,061)	(11,867,112)	3,767,909
Net cash provided by (used in) operating activities	113,892,140	23,982,431	(143,151,603)

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(32,971,714)	(45,244,388)	(41,350,226)
Purchase of subsidiaries, net of cash acquired	(5,259,451)	—	(307,994)
Disposal of subsidiaries	—	—	(5,952,002)
Prepayment for investment	(15,745,728)	(7,766,948)	(2,368,994)
Receipt (Payment) of restricted cash for collateral of bank loans	—	(38,290,478)	5,119,670
Long-term investment	(5,766,873)	(8,890,449)	(18,118,278)
Capital return of long-term investment	6,202,093	6,525,361	9,398,528
Proceeds from disposal of property and equipment	1,727,724	5,350,020	6,064,780
Investment in jupai	—	(25,719,808)	—
Payment of short-term investment	(1,279,340)	—	—
Receipt of short-term investment	—	1,277,032	—
Net cash used in investing activities	(53,093,289)	(112,759,658)	(47,514,516)

Financing activities:
Proceeds from long term loan	—	—	74,912,064
Purchases of non-controlling interest	—	(14,613,056)	(17,393,350)
Proceeds from issuance of ordinary shares of Leju upon initial public offering, net of paid issuance costs of $15,036,616	—	120,257,584	—
Proceeds from short-term borrowing	—	35,953,500	41,265,120
Repayment of short-term borrowing	—	—	(34,916,640)
New shares issued to management	62,621,240	—	—
Contribution from non-controlling interest	8,030,815	19,925,043	29,541,169
Proceeds from exercise of options	15,329,388	14,529,652	2,735,577
Advance from related parties	2,760,000	276,000	—
Repayment of loans from non-controlling interests	—	(253,400)	—
Proceeds from issuance of convertible senior notes, net of discount of $3,375,000	131,625,000	—	—
Proceeds from partial disposal of subsidiaries	—	176,704,417	—
Debt issuance costs	(1,551,570)	—	—
Repurchase of convertible senior notes	—	—	(9,569,451)
Payment of call option	(44,999,998)	—	—
Repurchase of shares	(17,772,586)	—	—
Dividends	(19,946,745)	(43,111,414)	(34,264,722)
Dividends to non-controlling interests shareholders	(338,941)	(2,508,620)	(10,009,004)
Net cash provided by financing activities	135,756,603	307,159,706	42,300,763

Effect of exchange rate changes on cash and cash equivalents	5,922,352	(1,085,018)	(17,067,713)

Net increase (decrease) in cash and cash equivalents	202,477,806	217,297,461	(165,433,069)
Cash and cash equivalents at the beginning of the year	210,841,368	413,319,174	630,616,635

Cash and cash equivalents at the end of the year	413,319,174	630,616,635	465,183,566

Supplemental disclosure of cash flow information:
Income taxes paid	4,986,562	7,175,015	23,760,990
Interest paid	—	3,691,875	9,485,711
Non-cash investing and financing activities:
Decrease in amount due to related party due to vesting of restricted shares	(263,106)	(1,012,000)	(1,012,000)
Non-controlling interest recognized in connection with business acquisition	48,518	—	39,882
Non-controlling interest derecognized in connection with disposal of subsidiaries	—	—	(3,849,620)
Consideration payable for amount recognized in purchase of exclusive rights	8,967,972	—	—
Dividend payable to non-controlling interest	536,446	536,446	536,446
Dividend payable to E-House shareholders	—	12,902,488	—
Non-controlling interest recognized in connection with the distribution of Leju ordinary shares to E-House shareholders as dividends	—	21,569,028	—
Payable for acquisition of non-controlling interest	—	25,645,630	7,338,593
Waive the payable to non-controlling interest in connection with the acquisition of non-controlling interest	—	746,600	—
Unrealized gains ( reverse unrealized gains) for investment in jupai	—	13,765,098	(13,765,098)

The accompanying notes are an integral part of these consolidated financial statements.

E-HOUSE (CHINA) HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In October 2009, China Real Estate Information Corporation (“CRIC”), a subsidiary of E-House, acquired SINA Corporation’s (“SINA”) 66% interest in China Online Housing Technology Corporation (“COHT”) and COHT became a wholly-owned subsidiary of CRIC. In April 2012, E-House Holdings acquired all the outstanding shares of CRIC that it did not already own (the “Merger”). As a result, CRIC became a wholly-owned subsidiary of E-House Holdings. E-House retained the controlling interest in CRIC before and after the Merger.

The Company’s subsidiary, Leju Holdings Limited (“Leju”) is principally engaged in providing online advertising, e-commerce services and listing services in the PRC. In March 2014, the Company sold a 15% equity interest in Leju on a fully diluted basis, including all options and restricted shares and any other rights to acquire Leju’s shares, to Tencent Holdings Limited, a provider of comprehensive internet services in PRC, and $176.4 million net proceeds after deducting commissions and related expenses received. In April 2014, Leju completed its initial public offering (“IPO”) and became listed on New York Stock Exchange (NYSE:LEJU). Leju raised from this initial public offering approximately $101.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by Leju. Concurrently with the initial public offering, Leju also raised from Tencent in a private placement $18.9 million in net proceeds after deducting estimated fees and expenses payable by Leju. In December 2014, E-House was approved and announced a partial spin-off of Leju by distributing in the form of a dividend of 0.05 ordinary shares, par value $0.001, of Leju, for each of E-House ordinary shares outstanding as of December 3, 2014, or 0.05 ADSs of Leju, for each of E-House ADSs outstanding as of December 3, 2014. The Spin-off of Leju was completed in January 2015. As of December 31, 2015 E-House held a 69% equity interest in Leju.

In April 2015, the Group entered into a binding agreement with Jupai Holdings Limited (“Jupai”) to sell its fund management services to Jupai (“the Jupai Transaction”). The fund management services are held by Scepter Pacific Limited (“Scepter”), a consolidated subsidiary 51% owned by the Group, with the remaining 49% owned by Reckon Capital Limited, a company incorporated in the British Virgin Islands (“Reckon Capital”) and majority owned and controlled by Mr. Xin Zhou. On July 16, 2015, the Group transferred equity interests in Scepter in exchange for Jupai’s issuance of 16,565,592 ordinary shares upon the initial public offering of Jupai.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2015:

	Date of	Place of	Percentage of
	incorporation	incorporation	Ownership
Shanghai Real Estate Sales (Group) Co., Ltd.	15-Aug-00	PRC	100%
Shanghai City Rehouse Real Estate Agency Ltd.	17-May-02	PRC	85%
Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”)	03-Jul-06	PRC	100%
Leju Holdings Ltd.	20-Nov-13	Cayman	69%
Shanghai Xinju Finance Information Services Co., Ltd.(“Shanghai Xinju”)	22-May-14	PRC	56%
Shanghai Weidian Information Technology Co., Ltd. (“Shanghai Weidian”)	20-Aug-14	PRC	55%
Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”)	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”)	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”)	22-Mar-12	PRC	VIE
Shanghai Kushuo Information Technology Co., Ltd. (“Shanghai Kushuo”)	31-Dec-13	PRC	VIE
Shanghai Fangjia Information Technology Co., Ltd. (“Shanghai Fangjia”)	29-Oct-14	PRC	VIE
Shanghai Weihui Business Information Consulting Co., Ltd. (“Shanghai Weihui”)	11-Sep-14	PRC	VIE

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of E-House, its majority owned subsidiaries and its VIEs, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Kushuo, Shanghai Fangjia and Shanghai Weihui. All inter-company transactions and balances have been eliminated in consolidation.

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

Shanghai CRIC terminated its arrangements with Shanghai Fangjia and transferred all its rights and liabilities to Shanghai Yifang Software Co., Ltd. (“Shanghai Yifang”) during 2015.

To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, the Company’s subsidiaries Shanghai Yifang, Shanghai SINA Leju Information Technology Co., Ltd. (“Shanghai SINA Leju”) and Shanghai Yi Yue Information Technology Co. Ltd. (“Shanghai Yi Yue”), Beijing Maiteng Fengshun Science and Technology Co., Ltd., (“Beijing Maiteng”), Shanghai Yifang, and Shanghai Weidian (collectively, the “Foreign Owned Subsidiaries”) entered into a series of contractual arrangements with Shanghai Kushuo, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu, Shanghai Fangjia and Shanghai Weihui  (collectively the “VIEs”) and their respective shareholders, respectively, as summarized below:

Name of Foreign Owned	Foreign Owned Subsidiaries’ Economic Ownership
Subsidiaries	of VIEs	Name of VIEs	Activities of VIEs
Shanghai Yifang	100%	Shanghai Kushuo	Operate the real estate offline advertising business
Shanghai SINA Leju	100%	Beijing Leju	Operate the online advertising and listing business
Shanghai Yi Yue	100%	Shanghai Yi Xin	Operate the e-commerce business
Beijing Maiteng	100%	Beijing Jiajujiu	Operate the online home furnishing business
Shanghai Yifang	100%	Shanghai Fangjia	Operate the information and consulting business
Shanghai Weidian	100%	Shanghai Weihui	Operate the community value-added business

The VIEs hold the requisite licenses and permits necessary to conduct Internet content and advertising services activities relating to real estate projects from which foreign ownership of companies are prohibited or restricted. In addition, the VIEs hold leases and other assets necessary to operate such business and generate substantially all of the Group’s online and advertising revenues.

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements:

		As of December 31,
		2014	2015
		$	$
Cash and cash equivalents		99,718,317	60,302,483
Accounts receivable, net of allowance for doubtful accounts		118,223,577	111,677,836
Customer deposits		—	38,710,027
Other current assets		34,132,543	42,635,169
Amounts due from related parties		424,864	8,905
Total current assets		252,499,301	253,334,420
Total non-current assets		55,033,244	59,205,937
Total assets		307,532,545	312,540,357

Accounts payable		600,735	335,005
Accrued payroll and welfare expenses		44,321,824	36,833,196
Income tax payable		28,337,431	27,608,773
Other tax payable		16,032,365	17,268,065
Amounts due to related parties		4,175,247	8,478,440
Advance from customers and deferred revenue		5,073,492	5,923,346
Other current liabilities		36,291,161	17,242,436
Total current liabilities		134,832,255	113,689,261
Deferred tax liabilities, non-current		469,579	1,833,357
Total liabilities		135,301,834	115,522,618

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Total revenues	321,004,846	492,253,803	559,922,254
Cost of revenues	(59,920,429)	(43,760,890)	(49,513,878)
Net income (loss)	1,503,897	(8,699,386)	(15,147,531)
Net cash provided by operating activities	72,877,862	55,495,458	41,372,262
Net cash used in investing activities	(18,042,241)	(17,245,460)	(28,900,960)
Net cash used in financing activities	(40,248,296)	(17,043,942)	(47,165,461)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, valuation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests, fair value of equity investments in funds invested by the Company, valuation allowance on deferred tax assets and estimated selling prices in multiple-deliverable revenue arrangements, valuation of fair value of investment in preferred shares of Jupai, and assumptions related to the valuation of fair value of Leju and Scepter’s ordinary shares.

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

(e) Business combinations

Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g) Restricted cash

The Group is required to maintain certain bank deposits as collateral for the bank loans to the Group (see Note 10). These balances are subject to withdrawal restrictions and totaled $38,290,478 and $32,185,582 as of December 31, 2014 and 2015, respectively. Restricted cash is reported as non-current unless the restrictions are expected to be released in the next 12 months.

The Group provides brokerage services for secondary properties. Upon consent of the property buyers and sellers, the sales proceeds can be paid through the Group’s accounts, which are put into the custody of the designated bank and can only be used as consideration to the property sellers when the transactions are completed. The Group records the proceeds relating to these transactions as restricted cash and other current liabilities. These restricted cash accounts totaled $1,947,961 and $1,810,262 as of December 31, 2014 and 2015, respectively. In connection with certain primary real estate agency agreements, the Group is required by the developers to maintain certain bank deposits under both parties’ custody through the contract periods or until the presale permits are obtained for the underlying projects. These restricted cash accounts were $163,425 and $153,998 as of December 31, 2014 and 2015, respectively.

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

The Group also provides online e-commerce services for customers, some of real estate developers require the Group to pay an upfront and refundable deposit to book properties for customers to make sure the customers are able to enjoy the discount when buy properties. These deposits are refunded to the Group subject to certain pre-determined criteria at a date specified in the contracts. The pre-determined criteria are based on sales progress on a project. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund.

The Group has not experienced any material non-payment with respect to these deposits to date. In the event that any customer deposit becomes due but is not duly paid by the real estate developers, the Group requires collateral or other security from such developers, including existing properties or a right to properties under construction. In the event of non-payment, the Group would then resell the properties or the right to properties under construction for cash. The collection of these secured customer deposits is dependent on the resale price of the underlying properties, which is subject to the then market conditions.

(j) Accounts receivable

Accounts receivable, net of allowance for doubtful accounts of $44,002,810 and $65,243,624 at December 31, 2014 and 2015, respectively, consists of following:

	As of December 31,
	2014	2015
	$	$
Unbilled accounts receivable	306,282,419	335,611,161
Billed accounts receivable	108,867,589	126,699,129
Total	415,150,008	462,310,290

Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as billed accounts receivable disclosed in Note 2 (y).

(k) Properties held for sale

Properties held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. Properties held for sale obtained through taking possession of collateral to settle the accounts receivable, are recorded at value of the receivables that are settled. The Group also recognizes acquired properties as properties held for sale when the Group has intent and ability to sell them within one year. The Group evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Nil, nil and $5,887,614 impairment was provided for properties held for sale for the years ended December 31, 2013, 2014 and 2015 in selling, general and administrative expenses , respectively.

Advance payment for properties to be held for sale are also stated at the lower of cost or net realizable value. The Group evaluates its properties for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Nil, nil and $885,937 impairment was provided for properties held for sale for the years ended December 31, 2013, 2014 and 2015 and recorded as selling, general and administrative expenses in the consolidated statement of operations, respectively.

(l) Long-term investment

Long-term investments are comprised of investments in publicly traded companies, privately-held companies and investment funds.

For long-term investments over which the Group does not have significant influence, the cost method of accounting is used.

For long-term investments over which the Group has significant influence, but which it does not control, the equity method accounting is used. The Group generally considers an ownership interest of 20% or higher to represent a presumption of significant influence, and the Group considers an equity interest of 3% or higher to represent more than minor influence for investments in investment funds.

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

Under equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. The Group records its income (loss) from the investment funds one quarter in arrears to enable it to have more time to collect and analyze the investments’ result.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2014 and 2015, the Group determined that no such events were present.

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

(p) Impairment of goodwill and indefinite lived intangible assets

The Group performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

Real estate information and consulting services

The Group sells subscriptions to its proprietary CRIC system for which the subscription fee is initially deferred and recognized ratably as revenue over the subscription period, which is usually six to 12 months. The Group also provides data integration services periodically, such as periodic market updates and research analysis that suit the specific needs and requirements of individual clients in addition to access to the CRIC system. The contractual period for such arrangements is usually between three to 12 months with revenue being recognized ratably over such period.

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

Community value-added services

The Group launched community value-added services in 2014. No material revenue was generated from these services yet in the year ended December 31, 2015.

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

The Group also generated revenues from real estate fund management fees, performance fees and allocations before disposal of Scepter. Real estate fund management fees are based upon investment advisory and related agreements and are recognized as earned over the specified contract period. Performance fees and allocations represent the preferential allocations of profits (“carried interest”) that are a component of the Group’s general partnership interests in the real estate funds. The Group is entitled to an additional return from the investment fund in the event investors in the fund achieve cumulative investment returns in excess of a specified amount. The Group records the additional return from these carried interests as revenue at the end of the contract year.

The Group launched real estate financial services in 2014. No material revenue was generated from these services yet in the year ended December 31, 2015.

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

BESP . When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. The Group has used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. The Group’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors the Group considers change, or should subsequent facts and circumstances lead the Group to consider additional factors, the Group’s BESP could change in future periods. The Group regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the years ended December 31, 2013, 2014 and 2015, nor does the Group expect a material changes in BESP in the foreseeable future.

The total amounts of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements were $71,908,552, $74,189,077 and $77,257,663 in 2013, 2014 and 2015, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

(u) Cost of revenue

Cost of revenue for the real estate online services segment consists of costs associated with the production of websites, which includes fees paid to third parties for Internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising inventory on non-real estate channels. Cost of revenue for the real estate brokerage services segment includes costs directly related to providing services, which include costs incurred for marketing and sale of primary real estate projects for which the Group acts as the agent, project channel fees, and rental expenses incurred for properties leased by the Group as brokerage stores and sales commission. Cost of revenue of real estate information and consulting services segment primarily consists of sales commission, the service fee for purchase some consulting reports and costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, technical personnel related costs and associated equipment depreciation. Cost of revenue for real estate promotional events and advertising services consists of fees paid to third parties to acquire advertising space for resale, and salaries of sales and support staff and fees paid to third parties for the services directly related to promotional event services. Cost of revenue for the real estate fund management services consists of cost associated with investing department.

(v) Marketing and advertising expenses

Marketing and advertising expenses consists primarily of targeted online and offline marketing costs for promoting the Group’s e-commerce projects, increasing visibility and building brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Company expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Company’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred advertising expenses amounting to $100,457,370, $208,667,609 and $314,985,447 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

The Group recorded an exchange loss of $862,383, exchange gain $613,227 and exchange loss $3,144,228 for the years ended December 31, 2013, 2014 and 2015, respectively, as a component of other income (loss), net.

(x) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts. Cash subsidies of $4,917,642, $8,786,891 and $6,756,906   were included in other operating income for the years ended December 31, 2013, 2014 and 2015, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

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

Movement of the allowance for doubtful accounts for accounts receivable and customer deposits is as follows:

	2013	2014	2015
	$	$	$
Balance as of January 1	36,537,817	60,818,408	44,586,646
Provisions for doubtful accounts	29,099,216	26,363,611	29,408,911
Write offs	(6,298,025)	(42,404,691)	(4,902,073)
Changes due to foreign exchange	1,479,400	(190,682)	(3,299,702)
Balance as of December 31	60,818,408	44,586,646	65,793,782

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

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Years Ended December 31,
	2013	2014	2015
Net income (loss) attributable to E-House ordinary shareholders — basic	$51,957,425	$40,001,485	$(39,871,194)
Decrease of income from Leju*	—	(2,208,892)	—
Interest of Convertible Senior Notes (including stated interest and amortization of discount and issuance costs)	192,566	—	—
Net income (loss) attributable to E-House ordinary shareholders — diluted	$52,149,991	$37,792,593	$(39,871,194)

Weighted average ordinary shares outstanding— basic	130,163,165	139,211,442	142,615,258
Convertible senior notes	334,821	—	—
Share options and restricted shares	5,282,011	7,476,393	—
Weighted average number of ordinary shares outstanding — diluted	135,779,997	146,687,835	142,615,258

Basic earnings (loss) per share	$0.40	$0.29	$(0.28)

Diluted earnings (loss) per share	$0.38	$0.26	$(0.28)

* In calculating diluted earnings per share, the amount of Leju’s net income included in net income attributable to E-House’s ordinary shareholders is calculated by multiplying Leju’s diluted EPS by the weighted average number of Leju shares held by E-House’s during the period, which may result in net income attributable to E-House ordinary shareholders, for purposes of computing diluted earnings per share, being different from that actually recorded in the consolidated statements of operations. This difference is presented as decrease of income from Leju.

Diluted earnings (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years Ended December 31,
	2013	2014	2015
Share options and restricted shares	—	—	10,314,998
Convertible senior notes	—	8,959,127	8,916,436

(aa) Non-controlling interest

As of December 31, 2015, the majority of the Group’s non-controlling interest is attributable to Leju. As of December 31, 2015, E-House retained a 69% equity interest in Leju. Non-controlling interest in Leju included in the Company’s consolidated balance sheets was $124,892,590 and $129,316,476 as of December 31, 2014 and 2015. For the year ended December 31, 2014 and 2015, $50,702,835 and $24,566,457 of the Group’s consolidated net income was attributable to Leju.

The following schedule shows the effects of changes in E-House’s ownership interest in Leju and other significant less than wholly owned subsidiaries on equity attributable to E-House:

	Years Ended December 31,
	2013	2014	2015
Net income (loss) attributable to E-House	51,957,425	40,001,485	(39,871,194)

Transfers to the non-controlling interest:
Increase in E-House’s equity by partial disposal of subsidiaries	—	138,477,580	—
Increase in E-House’s additional paid-in capital for issuing Leju’s shares to public	—	70,068,096	—
Decrease in E-House’s additional paid-in capital for Leju share distribution to E-House’s shareholders	—	(21,569,028)	—
Decrease in E-House’s additional paid-in capital and accumulated other comprehensive income for acquisition of non-controlling interest	—	(30,720,088)	(5,323,146)
Increase (decrease) in E-House’s additional paid-in capital for the exercise of Leju’s options and the vesting of Leju’s restricted shares	—	58,340	(127,662)
Net transfers from (to) non-controlling interest	—	156,314,900	(5,450,808)
Change from net income (loss) attributable to E-House and transfers (to) from non-controlling interest	51,957,425	196,316,385	(45,322,002)

(ab) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments and the unrealized gain/loss due to the changes in fair value of the available-for-sale investment.

(ac) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In August 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU provide that public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of the standard on our consolidated financial statements.

In February 2015, the FASB issued, ASU 2015-02, “Amendments to the Consolidation Analysis”, regarding consolidation of legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for VIE for certain investment funds, including mutual funds, private equity funds and hedge funds. In addition, the guidance amends the evaluation of fees paid to a decision maker or a service provider, and exempts certain money market funds from consolidation. The guidance will be effective for accounting periods beginning after December 15, 2015 with early adoption permitted. The Group early adopted ASU 2015-02 for the year ended December 31, 2015. In adopting the guidance, the Company re-evaluated the existing consolidated VIEs and assessed that the adoption neither changes the conclusion of the consolidated VIEs and nor requires new VIEs to be consolidated, and as such has not had a material impact on the Group’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In addition, it converges the guidance in U.S. GAAP with that in IFRSs, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Subsequent in August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Group does not expect the adoption of the above guidance will have a significant effect on the Group’s consolidated financial statements.

In September 2015, the FASB issued ASU2015- 16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The new standard is effective for fiscal years beginning after December 15, 2015, including interim periods within that reporting period and early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The ASU will only have an impact on the Group’s presentation of tax assets and liabilities in the Group’s consolidated balance sheets classification upon adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

3. Properties Held for Sale

In 2013, 2014 and 2015, customers transferred legal ownership of 14 properties including five car-parking spaces, 30 properties including 20 residential properties, five car-parking spaces, and five commercial properties and 29 properties including 27 residential properties and two commercial properties, to the Group to settle $6,678,302, $7,122,155 and $6,038,699 in accounts receivable, respectively, and in 2013 customers also transferred legal ownership of 36 properties to the Group to settle $9,928,558 in customer deposits.

As of December 31, 2014, title transfers of 113 residential properties and 55 commercial properties were still in process, and the associated consideration of $51,983,436 was recorded as advance payment for properties to be held for sale in the consolidated balance sheet. In 2015, the Group paid a further $36,962,257 for the commercial properties which were initially recorded as advance payment for properties to be held for sale. Management subsequently changed its intention from selling these properties to self-use. These commercial properties in the amount of $73,112,610 were recorded as property and equipment upon the completion of title transfer in 2015. As of December 31, 2015, title transfers of 87 residential properties and 30 car-parking spaces were still in process, and a consideration of $7,416,781 was recorded as advance payment for properties to be held for sale in the consolidated balance sheet.

The Group recorded gains of $118,559, nil and $720,486 from selling of the properties held for sale for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014, the Group held 147 residential properties, five commercial properties and nine car-parking spaces with a total carrying value of $34,841,895. As of December 31, 2015, the Group held 157 residential properties, 19 commercial properties and nine car-parking spaces with a total carrying value of $50,249,134.

4. Long-term Investment

Investment in Jupai

In May 2014, the Group and Jupai entered into a Series B Convertible Redeemable Preferred Shares (“Series B Preferred Shares”) Purchase Agreement that included the issuance and sale by Jupai of 12,918,340 shares of Series B Preferred Shares of Jupai to the Group at an aggregate consideration of RMB48,000,000 ($7,801,728); (b) the sale and transfer by a shareholder of Jupai of 12,918,340 shares of ordinary shares of Jupai to the Group at an aggregate consideration of RMB48,000,000 ($7,801,728). These ordinary shares were re-designated into 12,918,340 Series B preferred shares at the closing of the transaction. In August 2014, the group further acquired 12,918,340 ordinary shares of Jupai from a shareholder of Jupai for $10,116,352. These ordinary shares were re-designated into 12,918,340 Series B Preferred Shares in December, 2014. Given the redemption right exercisable by the Group, the investment was accounted for as available-for-sale investment measured at fair value, with changes in fair value recognized in accumulated other comprehensive income. As of December 31, 2014, the fair value of the Series B Preferred Shares was $39,484,906 and was recorded in Investment in preferred shares of Jupai and the Group recognized $13,765,098 of unrealized gains in accumulated other comprehensive income for the year ended December 31, 2014. In 2015, the Group recognized $25,106,794 of unrealized gains in accumulated other comprehensive income. Upon the IPO of Jupai, 38,755,020 Series B Preferred Shares were immediately converted into the ordinary shares with the ratio of 1:1. As the conversion is not considered an earnings realization event, all unrealized gains deferred in accumulated other comprehensive income were reversed to the carrying amount of the ordinary shares such that the initial carrying amount of such ordinary shares is equal to the original cost basis of the Series B Preferred Shares.

As a result of the Jupai Transaction (Note 1), the Group obtained 16,565,592 ordinary shares of Jupai with $10.0 per ADS (six ordinary shares). The Group recognized $23,104,056 as investment income from this transaction and accrued $2,530,329 withholding tax on the investment income.

The Group holds 55,320,612 ordinary shares of Jupai after the conversion of Series B Preferred Shares and the Jupai Transaction, which represent 31% equity interest of Jupai and became the largest shareholder of Jupai. Mr Xin Zhou, the Group’s co-chairman and chief executive officer, is a director of Jupai. As the Group can exercise significant influence over the operating and financial policies of Jupai, the Group accounted the investment using equity method. As of December 31, 2015, the balance of the investment in Jupai was $55,682,202.

Other investments

In 2011, the Group paid RMB100,000,000 ($15,735,900) for a 3.8% equity interest in Shanghai Star Capital Equity Investment Center (“Star Capital”) as a limited partner. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, serves as a director of Star Capital. The Group’s interest in Star Capital is more than minor and thus is subject to the equity method. In 2013, 2014 and 2015, the Group received RMB35,000,000 ($5,740,630), RMB15,000,000 ($2,455,830) and RMB5,000,000 ($793,560) capital return from Star Capital, respectively.

In May 2012, the Group formed a limited partnership, Shanghai Wuling Investment Center (“Wuling Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner. Shanghai Yidezhen Equity Investment Center (“Yidezhen”), a subsidiary of Shanghai E-cheng, acts as Wuling Center’s general partner. The general partner receives annual management fees and carried interest on a success basis. The Group invested RMB15,000,000 ($2,386,440), RMB27,000,000 ($4,428,486) and RMB18,000,000 ($2,946,996) into Wuling Center in 2012, 2013 and 2014 for a total of 6.5% equity interest, respectively. An entity controlled by Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, owned 4.9% equity interest in Wuling Center and is a limited partner. The Wuling Center is not consolidated by the Group as the Group does not control the Wuling Center given the unrelated limited partners have substantive kick-out rights that allow them to remove the general partner without cause with a vote of 50% of the limited partners. The Group’s investments in Wuling Center are more than minor and are accounted for using the equity method. As a result of the Jupai Transaction (Note 1), 1.1% equity interest was transferred to Jupai.

In 2014, the Group formed a limited partnership, Shanghai Shouxin Equity Investment Center (“Shouxin Center”) in Shanghai, for the purpose of making equity investments in areas deemed suitable by the general partner and Shanghai Yidezhao Equity Investment Center, a subsidiary of Shanghai E-Cheng, acts as Shouxin Center’s general partner. The general partner will receive annual management fee and carried interest on a success basis. The Group prepaid $2,437,920 (RMB15,000,000) in 2013 into Shouxin Center for a 13.0% equity interest. Shouxin Center did not finalize its registration until 2014. Yidezhao’s related parties, E-House Shengyuan Equity Investment Center (“Shengyuan Center”) and E-House Shengquan Equity Investment Center (“Shenquan Center”) own 41.6% and 28.0% equity interest in Shouxin Center respectively, as limited partners. Shenquan Center is the deemed the primary beneficiary of Shouxin Center given the substantive participating rights held by Shenquan Center in certain financial and operating decisions of the limited partnership in the ordinary course of business, and the biggest equity holding in the limited partnership in the related party group. As such, the Group does not consolidate Shouxin Center. The Group’s investments in Shouxin Center are accounted for using the equity method. The Group records its income (loss) from this investment one quarter in arrears to enable it to have more time to collect and analyze the investments’ results. In August 2014, the Group disposed of 12.2% equity interest for a total consideration of $2,287,950, of which 4.8% was transferred to an unrelated third party investor, and 7.4% was transferred to two employees of the Group. No gain or loss was recognized from the disposal. As a result of the Jupai Transaction (Note 1), the investment was transferred to Jupai.

The Group prepaid $4,085,625 (RMB25,000,000) in 2013 into Shanghai Muxin Equity Investment Center (“Muxin Center”) for a 23.4% equity interest as a limited partner and the investment was finalized in 2014. The Group was not the deemed the primary beneficiary of Muxin Center. As such, the Group does not consolidate Muxin Center. The Group’s investments in Muxin Center are accounted for using the equity method due to its significant influence over the operating and financial policies of the investees.

In September, 2015 the Group purchased 15,778,152 Series B redeemable convertible preferred shares of Wexfin. INC (“Wexfin”) a private entity, at a price of $0.7746 per share with total consideration of $12,222,128 for the purpose of supporting the business development of the Group’s real estate financial services. The Group’s investment accounts for 11.7% equity interest of the company. The Group is able to exercise significant influence over the operating and financial policies of the investee through board representation. However, as the redemption right is not within the control of the Group and the investment is not in-substance common stock, the Group accounts for the investment using cost method.

The summarized financial information of Jupai is as follows:

Operating data:

	Jupai
	Years Ended December 31,
	2013	2014	2015
	$	$	$
Revenue	22,594,781	39,138,038	95,529,304
Cost	(3,703,030)	(10,657,267)	(37,414,007)
Selling, general and administrative expense	(8,257,935)	(12,777,688)	(28,363,598)
Profit from operations	11,247,071	17,841,307	32,329,720
Net income	9,050,371	14,630,140	26,523,390

Balance Sheet Data:

	Jupai
	As of December 31,
	2014	2015
	$	$
Current assets	53,539,720	153,068,268
Non-current assets	13,774,143	88,616,208
Current liabilities	19,464,239	58,136,671
Non-current liabilities	1,270,966	13,492,814

5. Acquisitions of Subsidiaries

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

In January 2014, the Group paid $4,085,625 (RMB25,000,000) for a 21.0% equity interest in Hangzhou Kuyue Technology Limited (“Hangzhou Kuyue”), for the purpose of obtaining the mobile platform to operate the community value-added business. The Group’s interest in Hangzhou Kuyue is accounted for using equity method of accounting as the group can exercise significant influence over the operating and financial policies of the investee. In November 2014, the Group signed the agreement to acquire Hangzhou Kuyue as a wholly-owned subsidiary to integrate the internet resources in order to create leading Community Integration Information Service Platform. The consideration for the remaining 79.0% was $11,521,463 (RMB 70,500,000), of which $5,066,175 (RMB31,000,000) and $6,455,288(RMB39,500,000) was paid in December 2014 and May 2015, respectively. Hangzhou Kuyue became the Group’s wholly-owned subsidiary in 2015. Upon consolidation, the 21% equity interest acquired in 2014 was remeasured at fair value of $2,221,396 (RMB18,740,506), with the excess of fair value over the book value in the amount of $90,835 (RMB572,327) recognized in investment income. The purchase price was allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash	232,171
Total tangible assets acquired	2,360,024
Liabilities assumed	(4,737,860)
Software	5,562,408	10 years
Goodwill	11,716,718
Deferred tax liabilities	(1,390,602)

Total	13,742,859

The goodwill mainly reflected the competitive advantages the Group expected to realize from Hangzhou Kuyue in the community value-added services. The goodwill was allocated to the community value-added services segment and is not deductible for tax purposes.

6. Acquisition of Non-controlling Interests

There were 3 major acquisitions of non-controlling interests completed in 2014.

In January 2014, the Group entered into an equity transfer agreement with two individual shareholders of Beijing Lotta Times Advertising Co., Ltd (“Beijing Lotta”), a subsidiary of Beijing Leju, to purchase the remaining 40% shares of Beijing Lotta that it did not already own with a total consideration of $16,254,600 (RMB100,000,000). After the acquisition, Beijing Lotta became a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Beijing Lotta before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Beijing Lotta. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $15,112,828 additional paid capital and $1,141,772 non-controlling interest were derecognized. As of December 31, 2015, $3,387,956 (RMB22,000,000) was unpaid.

In September 2014, the Group entered into an equity transfer agreement with six individual shareholders (five of them are employees of the Group) of Beijing Yisheng Leju Advertising Co., Ltd (“Beijing Leju Advertisement”) and Yisheng Leju (Shanghai) Information Service Co., Ltd.( “Yisheng Shanghai”), two subsidiaries of Beijing Leju, to purchase the remaining 24.5% shares of Beijing Leju Advertisement and Yisheng Shanghai that it did not own with a total consideration of $19,074,412 (RMB117,355,000). Considerations to the five employees shareholders are $16,054,493 (RMB98,775,000) for 19.5% equity interest, equivalent to $823,307 per 1% equity interest, while the consideration for the rest 5.0% to the non-employee shareholder is $3,019,919 (RMB18,580,000), equivalent to $603,984 per 1% of equity interest. In connection with the equity transfer, the five employees are also required to serve for the Group for two years from the closing date of the transaction. The Group considers the purchase price to the nonemployee shareholder to represent fair value of the equity interest on the date of transfer. The consideration premium of $4,276,810 paid to the employee shareholders was treated as share-based compensation to be amortized over the 2-year service period. After the acquisition, Beijing Leju Advertisement and Yisheng Shanghai became wholly-owned subsidiaries of the Group. As the Group held a controlling interest in Beijing Leju Advertisement and Yisheng Shanghai before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amounts of the non-controlling interest in two subsidiaries were adjusted to reflect the change in Group’s ownership interest in them. The difference between the fair value of the consideration paid and the amount by which the non-controlling interest was recognized in equity. As a result of the equity transaction, $12,906,772 additional paid capital and $1,890,830 non-controlling interest were derecognized. As of December 31, 2015, $3,706,648 was unpaid.

In September 2014, the Group entered into an equity transfer agreement with an individual shareholder of Tianjin Yisheng Leju Advertising Co., Ltd (“Tianjin Leju”), a subsidiary of Beijing Leju, to purchase the remaining 30% shares of Tianjin Leju that it did not own with a total consideration of $4,685,913 (RMB28,830,000). After the acquisition, Tianjn Leju becomes a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Tianin Leju before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Tianjin Leju. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $4,449,469 additional paid capital and $236,444 non-controlling interest were derecognized. As of December 31, 2015, $243,989 was unpaid.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2014	2015
	$	$
Leasehold improvements	33,760,211	34,835,615
Buildings	18,348,855	92,653,481
Furniture, fixtures and equipment	30,424,438	32,767,551
Motor vehicles	7,427,714	7,128,014

Total	89,961,218	167,384,661
Accumulated depreciation	(40,851,751)	(47,043,871)

Property and equipment, net	49,109,467	120,340,790

Depreciation expense was $8,206,163, $8,659,092 and $11,689,846 for the years ended December 31, 2013, 2014 and 2015, respectively.

8. Intangible Assets, Net

			Weighted
			Average
	As of December 31,		Amortization
	2014	2015	Periods
	$	$	In years
Intangible assets not subject to amortization are comprised of the following:
Trademark	781,085	736,029
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	8.75
License agreements with SINA	80,660,000	80,660,000	8.75
Exclusive rights with Baidu	45,151,494	54,096,827	—
Computer software licenses	9,534,433	14,733,911	7.17
Customer relationship	12,084,676	11,827,601	4.37
Database license	8,300,000	8,300,000	2.25
Favorable lease term	9,541,891	9,541,891	16.03
Non-compete agreements	3,415,152	3,326,771	0.25
Customer contracts	1,054,964	1,009,216	3.94
Domain name	229,709	222,026	3.88

	276,762,319	290,508,243	8.89
Less: Accumulated amortization
Advertising agency agreement	(51,286,533)	(57,341,457)
License agreements with SINA	(39,377,764)	(43,881,281)
Exclusive rights with Baidu	(43,034,803)	(54,096,827)
Computer software licenses	(4,784,950)	(5,858,041)
Customer relationship	(8,086,039)	(9,101,229)
Database license	(5,126,472)	(6,102,942)
Favorable lease term	(1,167,905)	(1,698,374)
Non-compete agreements	(3,349,230)	(3,303,820)
Customer contracts	(871,174)	(865,459)
Domain name	(77,863)	(111,942)

Intangible assets subject to amortization, net	119,599,586	108,146,871

Total intangible assets, net	120,380,671	108,882,900

In 2011, the Group purchased exclusive rights from Baidu, Inc (‘‘Baidu’’) which allowed it to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel for $47,612,100 through August 2014. In October 2013, the Group extended these rights with Baidu to March 2015, without paying additional consideration. The payment schedule of the remaining liability for exclusive rights was also deferred through the extension period. The fair value of $43,847,992 was recognized in 2011 and calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method over the term of the exclusive rights and amounted to $935,177, $52,922 and nil for the years ended December 31, 2013, 2014 and 2015, respectively. In April 2015, the Group extended these rights with Baidu to December 2015, with additional payment of $12,023,475 (RMB75,000,000), which was fully amortized in 2015.

The Group paid $15,347,915, $9,004,710 and $12,023,475 in connection with the exclusive rights in 2013, 2014 and 2015, respectively.

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

Amortization expense was $37,009,330, $24,677,508 and $28,730,562 for the years ended December 31, 2013, 2014 and 2015, respectively. The Group expects to record amortization expenses of $14,711,092, $14,481,915, $13,370,560, $12,455,303 and $11,788,519 for the years ending December 31, 2016, 2017, 2018, 2019 and 2020 respectively.

9. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2013, 2014 and 2015 are as follows:

			Real Estate
	Real Estate	Real Estate	Information	Community
	Online	Brokerage	and Consulting	Value-added	Other
	Services	Services	Services	Services	Services	Total
	$	$	$	$	$	$
Balance as of January 1, 2013	40,215,987	3,517,748	5,667,004	—	—	49,400,739
Goodwill recognized upon acquisition	—	—	1,698,098	—	—	1,698,098
Exchange rate translation	394,633	106,569	—			501,202
Balance as of December 31, 2013	40,610,620	3,624,317	7,365,102	—	—	51,600,039
Exchange rate translation	(47,545)	(12,840)	—	—	—	(60,385)
Balance as of December 31, 2014	40,563,075	3,611,477	7,365,102	—	—	51,539,654
Goodwill recognized upon acquisition	—	—	420,396	11,716,718	79,452	12,216,566
Exchange rate translation	(755,832)	(204,108)	(15,132)	—	—	(975,072)
Balance as of December 31, 2015	39,807,243	3,407,369	7,770,366	11,716,718	79,452	62,781,148

As of December 31, 2013
Goodwill, gross	458,432,924	3,624,317	7,365,102	—	—	469,422,343
Accumulated impairment charge	(417,822,304)	—	—	—	—	(417,822,304)
Goodwill, net	40,610,620	3,624,317	7,365,102	—	—	51,600,039

As of December 31, 2014
Goodwill, gross	458,385,379	3,611,477	7,365,102	—	—	469,361,958
Accumulated impairment charge	(417,822,304)	—	—	—	—	(417,822,304)
Goodwill, net	40,563,075	3,611,477	7,365,102	—	—	51,539,654

As of December 31, 2015
Goodwill, gross	457,629,547	3,407,369	7,770,366	11,716,718	79,452	480,603,452
Accumulated impairment charge	(417,822,304)	—	—	—	—	(417,822,304)
Goodwill, net	39,807,243	3,407,369	7,770,366	11,716,718	79,452	62,781,148

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

Based on the impairment tests performed, the Group did not record any goodwill impairment charge for the years ended December 31, 2013, 2014 and 2015, respectively.

10. Short-Term and Long-Term Borrowings

In 2014, the Group entered into a RMB 234,300,000 ($38,290,478) short-term loan with a PRC commercial bank, which was guaranteed by CRIC Commercial Consultancy Holdings Limited, a subsidiary of the Group registered in BVI. The term of the loan was 12 months from the date the Group received the loan with an annual interest rate of 6.5%. As of December 31, 2014, the balance of the short-term loan was $35,953,500 (RMB 220,000,000) denominated in RMB. For the year ended December 31, 2014, $6,416 interest expenses were accrued for the short-term loan. The loan was fully repaid in December 2015.

In 2015, the Group entered into three short-term loan arrangements with a PRC commercial bank, which are all guaranteed by Shanghai Real Estate Sales (Group) Co., Ltd, a subsidiary of the Group registered in the PRC. The terms of all the three loans are 12 months from the date the Group received the loan. Annual interest rates for the loans are 5.34%, 5.34% and 5.06%, respectively. As of December 31, 2015, the balance of the short-term loan were $15,399,800 (RMB 100,000,000) in aggregate, denominated in RMB.

In 2015, the Group entered into a short-term loan with a PRC commercial bank, which is guaranteed by Shanghai CRIC Information Technology Co. Ltd, a subsidiary of the Group registered in the PRC. The term of the loan is 12 months from the date the Group received the loan, with an interest rate of 4.65%. The loan was pledged by accounts receivable of the Company in the amount of $15,819,839 (RMB 102,727,564). As of December 31, 2015, the balance of the short-term loan was $15,399,800 (RMB 100,000,000), denominated in RMB.

In 2015, the Group borrowed a RMB denominated loan of $53,899,300 (RMB 350,000,000) with an interest rate of 6.04% per annum from a PRC commercial bank. The loan is secured by properties held by the Group in the PRC. The agreement value of these properties is $91,228,415(RMB 592,400,000). $9,239,880 (RMB 60,000,000) of the total loan is due in 12 months, and the remaining $ 44,659,420 (RMB 290,000,000) is due in 24 months. As of December 31, 2015, $9,239,880 (RMB 60,000,000) was recorded in short-term loan and $ 44,659,420 (RMB 290,000,000) was recorded as long-term loan.

In 2015, the Group entered into a long-term loan arrangement with Shanghai International Trust co., Ltd, which is guaranteed by CRIC Commercial Consultancy Holdings Limited, a subsidiary of the Group registered in BVI. Total loan amount is $32,185,582 (RMB209,000,000) and matures in 24 months from the date the Group received the loan with an annual interest rate of 6.95%. As of December 31, 2015, the balance of the long-term loan was $28,027,636 (RMB 182,000,000), denominated in RMB.

11. Convertible Senior Notes

In December 2013, the Company issued $135,000,000 in aggregate principal amount of 2.75% Convertible Senior Notes due 2018 (the “Notes”). The Notes can be converted into the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share of E-House, par value $0.001 per share (the “ordinary shares”), at the option of the holders, based on an initial conversion rate of 59.5380 of the Company’s ADSs per $1,000 principal amount of Notes ($16.80 per ADS). Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes on December 15, 2016 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The Notes bears interest at a rate of 2.75% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2014. The Notes matures on December 15, 2018, unless previously repurchased or converted in accordance with their terms prior to such date.

The net proceeds from the Notes offering were $130,073,430, after deducting discounts to the initial purchaser of $3,375,000 and debt issuance costs of $1,551,570. Debt issuance costs are recorded as deferred assets and debt discounts are recorded as a direct deduction from the face amount of Convertible Senior Notes, and they are amortized as interest expenses, using the effective interest method, to the first put date of the Notes (December 15, 2016). Interest expenses were $192,566, $5,319,058, and $5,095,577 for the years ended December 31, 2013, 2014 and 2015, respectively.

In 2015, the Group repurchased convertible notes with principal amount of $10,000,000 with the carrying amount of $9,827,477 from the open market with a consideration of $9,569,451.

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

As of December 31, 2015, none of the Notes had been converted.

12. Dividends

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

In March 2015, the Company’s board of directors approved the Company’s payment of a cash dividend of $0.15 per ordinary share ($0.15 per ADS) directly from the additional paid-in capital account, for a total of $21,362,234, which was paid in May 2015 to shareholders of record as of the close of business on April 10, 2015.

13. Other Income (Loss), Net

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Gains on marketable securities, realized portion	234,338	2,903,786	—
Foreign exchange gain (loss)	(862,383)	613,227	(3,144,228)
Amortized discounts related to liability for exclusive rights with Baidu	(935,177)	(52,922)	—
Gains from sale of properties held for sale	118,559	—	720,486
Others	393,448	393,448	526,846
Total other income (loss)	(1,051,215)	3,857,539	(1,896,896)

14. Income Tax

The following table summarizes Income tax expense (benefit) incurred in PRC and outside of PRC:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
The Income (loss) Before Income Taxes:
The PRC	125,404,634	107,163,481	41,428,159
Outside of the PRC	(63,455,200)	(43,760,332)	(30,586,553)

Total	61,949,434	63,403,149	10,841,606

The expense (benefit) for income taxes is comprised of:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Current Tax
The PRC	44,386,281	26,698,260	68,061,301
Outside of the PRC	35,774	69,645	17,968

	44,422,055	26,767,905	68,079,269

Deferred Tax
The PRC	(30,745,061)	(11,867,112)	3,767,909
Outside of the PRC	—	—	—

	(30,745,061)	(11,867,112)	3,767,909

Income tax expense	13,676,994	14,900,793	71,847,178

The Company is incorporated in the Cayman Islands, which is exempted from tax.

On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Shanghai CRIC was approved as a high and new technology enterprise and is therefore subject to a 15% preferential income tax rate from 2011 through 2014. In May 2010, Shanghai CRIC was granted software enterprise status, which exempted it from income taxes for 2009 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. In 2013, Shanghai CRIC was approved as key software enterprise and is subject to a 10% preferential income tax rate from 2013 through 2014. In March 2015, Shanghai CRIC was approved as a high and new technology enterprise and was therefore entitled to a 15% preferential income tax rate for the years from 2015 through 2016.

In February 2009, Shanghai SINA Leju, the Group’s subsidiary in China, was granted software enterprise status, which qualified the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. Shanghai SINA Leju was also granted status as a high and new technology enterprise and was entitled to enjoy a favorable statutory tax rate of 15% from 2013 through 2014. Shanghai SINA Leju renewed its qualification of high and new technology enterprise in 2015 and was entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017.

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($15,400) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/ liabilities are as follows:

	As of December 31,
	2014	2015
	$	$
Deferred tax assets:
Accrued salary expenses	28,416,464	34,511,086
Bad debt provision	11,378,650	15,286,130
Net operating loss carry forwards	37,530,099	46,558,510
Advertising expenses temporarily non-deductible	21,707,365	15,545,412
Other	463,286	495,940

Gross deferred tax assets	99,495,864	112,397,078
Valuation allowance	(13,336,847)	(38,483,925)

Total deferred tax assets	86,159,017	73,913,153

Analysis as:
Current	64,804,392	61,734,685
Non-current	21,354,625	12,178,468

Deferred tax liabilities:
Amortization of intangible and other assets	28,203,218	26,301,048

Total deferred tax liabilities	28,203,218	26,301,048

Analysis as:
Current	—	—
Non-current	28,203,218	26,301,048

Movement of the valuation allowance is as follows:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Balance as of January 1,	7,324,717	11,237,880	13,336,847
Additions	3,631,241	2,646,753	27,539,836
Write off	—	(302,750)	(830,213)
Changes due to foreign exchange	281,922	(245,036)	(1,562,545)
Balance as of December 31,	11,237,880	13,336,847	38,483,925

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $3,631,241, $2,646,753 and $27,539,836 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three years period ended December 31, 2015. Such objective evidence limits the Group’s ability to consider other subjective evidence such as our projections for future growth and our tax planning strategies.

On the basis of this evaluation, as of December 31, 2015, a valuation allowance of $38,483,925 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for tax purposes	13.60%	10.92%	72.54%
Effect of tax preference	(17.16)%	(20.31)%	(56.97)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(1.47)%	2.45%	0.49%
Valuation allowance movement	5.86%	4.17%	254.02%
Effect of different tax rate of DTA and DTL applied	(3.22)%	2.99%	(10.93)%
Withholding tax	—	—	379.60%
Others	(0.53)%	(1.72)%	(1.05)%

	22.08%	23.50%	662.70%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
The aggregate dollar effect	10,628,117	12,875,656	6,176,149
Per share effect — basic	0.08	0.09	0.04
Per share effect — diluted	0.08	0.09	0.04

As of December 31, 2014 and 2015, the Group had tax losses carry forward of $150,106,326 and $186,234,042 respectively. These tax losses are available for offset against future profits that may be carried forward until calendar year 2019 and 2020, respectively.

Undistributed earnings of the Company’s PRC subsidiaries were approximately $536.8 million at December 31, 2015, of which approximately $240.3 million is generated by the PRC subsidiaries of Leju and is considered to be indefinitely reinvested in PRC. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. Distributions of earnings generated before January 1, 2008 are exempt from PRC dividend withholding tax. In 2015, the Group accrued 10% withholding tax for the earnings generated by the Company’s PRC subsidiaries (other than the PRC subsidiaries of Leju) since January 1, 2008 that are distributed outside or intended to distributed outside of China, in the amount of $ 36,284,325, and accrued 10% withholding tax for the gains recognized for the disposal of Scepter, described in Note 4.

15. Share-Based Compensation

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

Share Options:

A summary of option activity under the E-House Plan during the year ended December 31, 2015 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding, as of January 1, 2015	9,476,704	4.52		25,776,635
Exercised	(513,261)	1.86		1,745,007
Forfeited	(7,160)	4.74
Outstanding, as of December 31, 2015	8,956,283	4.67	4.80	14,509,178
Vested and expected to vest as of December 31, 2015	8,956,283	4.67	4.80	14,509,178
Exercisable as of December 31, 2015	8,956,283	4.67	4.80	14,509,178

The Company recorded compensation expense of $12,817,935, $5,950,940 and nil for the years ended December 31, 2013, 2014 and 2015, respectively. During the years ended December 31, 2013, 2014 and 2015, 4,596,761, 3,446,585 and 513,261 options were exercised having a total intrinsic value of $25,248,554, $23,679,729 and $1,745,007, respectively.

As of December 31, 2015, there is no unrecognized compensation expense related to unvested share options granted under the E-House Plan.

Restricted Shares:

The Company granted 1,303,000, 1,439,000 and nil restricted shares to certain employees, directors and officers in 2013, 2014 and 2015 respectively. Under the terms of each restricted shares, restricted shares vest over three years.

A summary of restricted share activity under the E-House Plan during the year ended December 31, 2015 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Unvested as of January 1, 2015	2,697,049	8.50
Vested	(1,288,330)	7.69
Forfeited	(50,004)	7.90
Unvested as of December 31, 2015	1,358,715	9.30

The total fair value of restricted shares vested in 2013, 2014 and 2015 was $5,612,379, $6,094,602 and $9,909,868, respectively.

As of December 31, 2015, there was $11,393,099 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 1.55 years.

The Company recorded compensation expense of $5,668,460, $6,174,583 and $9,680,385, for the years ended December 31, 2013 and 2014 and 2015, respectively, related to restricted shares.

Leju Plan

In November 2013, Leju adopted a share incentive plan (“Leju Plan”), which allows Leju to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to Leju. Under the Leju Plan, the maximum number of shares that may be issued shall be 8% of the total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan. Options have a ten-year life.

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

In January, 2014, Leju granted 60,000 restricted shares to an E-House employee to replace the same number of options previously granted under the Leju plan, with all other terms unchanged. The purchase price of the restricted shares is $4.60 per share, which were the exercise prices of the options that were replaced. The modification did not result in any incremental compensation expense. Cash received from the advance payment of the restricted shares are recorded as an amount due to related parties.

During 2015, Leju granted 2,517,000 options to purchase its ordinary shares to certain of Leju’s employees and E-House’s employees at exercise price ranging from $5.54 to $9.68 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

Leju has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

	2013	2015
Risk-free rate of return	2.98%	2.14%
Contractual life of option	10 years	10 years
Estimated volatility rate	56.74%	62.82%
Dividend yield	0.00%	2.56%

A summary of option activity under the Leju Plan during the year ended December 31, 2015 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Weighted Average Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2015	6,133,799	4.60	8.92	37,784,202
Granted	2,517,000	6.38	10.00
Exercised	(196,185)	4.60		949,907
Forfeited	(390,896)	5.26
Outstanding, as of December 31, 2015	8,063,718	5.12	8.50	4,806,104
Vested and expected to vest as of December 31, 2015	7,824,106	5.51	8.97	1,663,274
Exercisable as of December 31, 2015	3,635,917	4.60	7.92	4,072,227

The weighted average grant-date fair value of the options granted in December 2013 was $2.21 and $3.44 per share of the options granted in 2015. For the year ended December 31, 2013, 2014 and 2015, the Group recorded compensation expenses of $381,874, $4,525,552 and $5,096,192 for the share options granted to the Group’s employees, respectively. During the years ended December 31, 2014 and 2015, 266,201 and 196,185 options were exercised having a total intrinsic value of $1,668,693, and $949,907, respectively.

As of December 31, 2015, total unrecognized compensation expense related to unvested share options granted under the Leju Plan was $11,525,658. That cost is expected to be recognized over a weighted-average period of 2.13 years.

Restricted Shares:

On March 18, 2014, Leju granted 866,000 restricted shares to certain employees, directors and officers, under the terms of each restricted shares, restricted shares vest over three years. On August 21, 2014, Leju granted 229,400 restricted shares to certain employees and officers, under the terms of each restricted shares, restricted shares vest over eight months.

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2015 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Outstanding, as of January 1, 2015	1,526,600	9.42
Vested	(719,064)	9.98
Forfeited	(10,200)	16.25
Outstanding, as of December 31, 2015	797,336	8.82

The total fair value of restricted shares vested in 2013, 2014 and 2015 was nil, $486,200 and $7,179,455, respectively.

For the years ended December 31, 2013, 2014 and 2015, the Group recorded compensation expenses of $34,758, $4,923,226 and $5,314,902 for the restricted shares granted to the Group’s employees.

As of December 31, 2015, total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan was $4,384,344. That cost is expected to be recognized over a weighted-average period of 1.19 years.

Omnigold Plan

In 2015, the Group’s subsidiary, Omnigold Holdings Limited (“Omnigold”), adopted a share incentive plan (“Omnigold Plan”), which proposed that (i) the maximum number of shares of Omnigold available for issuance pursuant to all awards under the Ominigold Plan shall initially be 5,000,000 as of the date the Ominigold Plan was approved and adopted by the Board of Omnigold (the “Effective Date”), and (ii) the Ominigold Plan shall be increased automatically by 5% of the then total issued and outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversary of the Effective Date.

On August 11, 2015, Omnigold granted 2,400,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price of $1.50 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

The Company has used the binomial model to estimate the fair value of the options granted under the Omnigold Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2015
Risk-free rate of return	3.33%
Contractual life of option	10 years
Estimated volatility rate	63.69%
Dividend yield	0.00%

A summary of option activity under the Omnigold Plan during the year ended December 31, 2015 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2015	—
Granted	2,400,000	1.50	10.00	—
Exercised	—
Forfeited	(130,000)	1.50		—
Outstanding, as of December 31, 2015	2,270,000	1.50	9.61	—
Vested and expected to vest as of December 31, 2015	1,966,771	1.50	9.61	—
Exercisable as of December 31, 2015	—			—

The grant-date fair value of the options granted in August, 2015 was $0.30 per share. For the year ended December 31, 2015, the Group recorded compensation expenses of $80,577.

As of December 31, 2015, total unrecognized compensation expense related to unvested share options granted under the Omnigold Plan was $545,884. That cost is expected to be recognized over a weighted-average period of 2.61 years.

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

Share Options:

On August 8, 2014, Scepter granted 455,000 options to purchase ordinary shares of Scepter to certain of the Scepter’s employees and E-House’s employees for their services of next three years at an exercise price of $3.30 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

2014
Average risk-free rate of return	4.3%
Contractual life of option	10 years
Average estimated volatility rate	50.0%
Average dividend yield	1.7%

The grant-date fair value of the options granted in August was $1.12 per share. For the year ended December 31, 2014 and 2015, the Group recorded compensation expenses of $66,820 and $84,452 for the share options granted to the Group’s employees.

As of the date of Jupai Transaction (Note 1), the Scepter plan was transferred to Jupai and there was no outstanding share options as of December 31, 2015.

As of December 31, 2015 there was no unrecognized compensation expense related to unvested share options granted under the Scepter Plan, as Scepter was no longer a subsidiary of the Group.

Other Equity Compensation:

In September 2014, the Group acquired non-controlling interests from certain employee shareholders. The price premium paid over the fair value of the ordinary shares amounting $4,276,810 was recorded as share-based compensation costs and to be amortized over the required two-year service period (See Note 6). $534,601 and $2,138,404 stock compensation expense was recognized for the year ended December 31, 2014 and 2015. As of December 31, 2014 and 2015, total unrecognized compensation expense related to this compensation agreement were $3,742,209 and $1,603,805, respectively.

16. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $45,924,681, $58,365,171 and $65,851,244, for the years ended December 31, 2013, 2014 and 2015, respectively, for such benefits.

17. Distribution of Profits

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

The amount of the reserve fund for the Group as of December 31, 2014 and 2015 was $40,478,568 and $44,095,817, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $183,740,692 and $190,902,154, of which $12,076,642 and $11,234,613 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2014 and 2015, respectively.

18. Fair Value Measurement

As of December 31, 2014 and 2015, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	As of Year Ended December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in preferred shares of Jupai	39,484,906	—	—	39,484,906

Description	As of Year Ended December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment in preferred shares of Jupai	—	—	—	—

The following table summarizes the quantitative inputs and assumptions used for investment in preferred shares of Jupai categorized in Level 3 of the fair value hierarchy as of December 31, 2014:

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Rate
Investment in preferred shares of Jupai	$39,484,906	Discounted cash flow & option pricing method	Discount Rate	21.5%
			Discount for Lack of Marketability (“DLOM”)	9.0%
			Terminal growth rate	3.0%

The following tables summarize the changes in financial assets measured at fair value for which the Group has used Level 3 inputs to determine fair value. Total realized and unrealized gains and losses recorded for Level 3 investments are reported in accumulated other comprehensive income.

	Level 3 Financial Assets at Fair Value Year Ended 31,
	2014	2015
	$	$
Balance as of January 1,	—	39,484,906
Purchased	25,719,808	—
Changes in gains included in other comprehensive income	13,765,098	25,106,794
Reversed the recognized unrealized gains included in other comprehensive income		(38,871,892)
Transferred to long-term investment	—	(25,719,808)
Balance as of December 31	39,484,906	—
Unrealized gains	13,765,098	—

There have been no fair value transfer in valuation techniques within Level 1, Level 2 and Level 3 in 2014 or 2015.

There was no asset or liability measured at fair value on a nonrecurring basis in 2013, 2014 or 2015, except that the Group recorded an impairment loss of $5,887,614 for properties held for sale for the year ended December 31, 2015, based on the price of the properties and classified as a level 2 fair value measurement.

The Group’s financial instruments that are not recorded at fair value in the consolidated balance sheets include cash and cash equivalents, restricted cash, accounts receivable, advance from customers, short-term investment of held-to-maturity investment, customer deposits, other receivables, short-term and long-term borrowing, accounts payable, other payables, liabilities for exclusive rights, amounts due from/to related parties and convertible senior notes. For financial instruments other than the non-current portion of customer deposit, borrowings and convertible senior notes, the carrying value approximates the fair value due to their short-term nature. The fair value of the non-current portion of customer deposits was $751,909 and $1,290,349 as of December 31, 2014 and 2015, respectively. The fair value of the long-term borrowings was $68,126,316 as of December 31, 2015. The fair value was estimated using discounted cash flows method by discounting the estimated future collections or payment using the Company’s incremental borrowing rate for an instrument with similar terms on the measurement date. As the future cash flows from collections or payments were management’s best estimates based on information available on the valuation date, which were not observable or cannot be corroborated with market information, the fair value measurements were classified as level 3 measurements. Any change in the estimated timing of cash inflow or outflow would result in a change in the fair value measurement in the same direction. It is not practicable to estimate the fair value of convertible senior notes, as a quoted market price is not available and valuation would involve complex models with excessive costs by engaging an independent valuer.

19. Segment Information

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

In 2013, the Group had five operating segments: 1) real estate online services; 2) real estate brokerage services; 3) real estate information and consulting services; 4) real estate promotional events and advertising services; and 5) real estate fund management services.

In 2014, the Group established two new operating segments: community value-added services and real estate financial services.

In 2015, the Group disposed the real estate fund management services operating segment through the Jupai Transaction.

In addition, the real estate promotional events and advertising services, real estate fund management services and real estate financial services did not meet the significance threshold for separate disclosure in any of the three years of 2013, 2014 and 2015, and have been combined in the other services segment for segment reporting purposes.

Prior period information has been retrospectively adjusted to conform to the current segment presentation. The Group’s CODM reviewed net revenue, cost of sales, operating expenses, income from operations and net income and did not review balance sheet information. Corporate expenses of certain holding companies were not allocated among segments and were recorded as non-allocated items.

The following tables summarize the selected revenue and expense information after intercompany elimination for each operating segment after:

For the years ended December 31,

			Real Estate
	Real Estate	Real Estate	Information
	Online	Brokerage	and Consulting	Other
2013	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$
Revenues	335,410,902	280,776,816	76,683,188	38,207,927	—	731,078,833
Cost of revenues	(63,990,693)	(168,624,507)	(14,526,318)	(26,894,288)	—	(274,035,806)
Selling, general and administrative expenses	(210,576,230)	(74,728,461)	(58,026,755)	(12,404,049)	(45,211,506)	(400,947,001)
Other operating income	599,894	1,647,257	1,950,223	720,268	—	4,917,642

Income (loss) from operations	61,443,873	39,071,105	6,080,338	(370,142)	(45,211,506)	61,013,668
Interest expenses	—	—	—	—	(192,566)	(192,566)
Interest income	1,082,287	819,925	222,898	51,944	2,493	2,179,547
Other income (expense), net	(1,185,121)	87,270	(479,313)	(11,837)	537,786	(1,051,215)

Income (loss) before taxes and equity in affiliates	61,341,039	39,978,300	5,823,923	(330,035)	(44,863,793)	61,949,434
Income tax benefit (expense)	(5,447,524)	(10,000,257)	(3,606,417)	(588,344)	5,965,548	(13,676,994)

Income (loss) before equity in affiliates	55,893,515	29,978,043	2,217,506	(918,379)	(38,898,245)	48,272,440
Income (loss) from equity in affiliates	(69,194)	343,561	312,119	(9,320)	2,236,683	2,813,849

Net income (loss)	55,824,321	30,321,604	2,529,625	(927,699)	(36,661,562)	51,086,289

			Real Estate
	Real Estate	Real Estate	Information	Community
	Online	Brokerage	and Consulting	Value-added	Other
2014	Services	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	495,862,635	283,367,930	82,679,298	—	42,588,930	—	904,498,793
Cost of revenues	(51,129,730)	(204,101,162)	(25,153,090)	—	(25,749,228)	—	(306,133,210)
Selling, general and administrative expenses	(365,150,431)	(64,337,955)	(59,703,161)	(15,828,009)	(14,662,201)	(25,809,961)	(545,491,718)
Other operating income	2,525,496	2,223,460	3,301,932	—	736,003	—	8,786,891

Income (loss) from operations	82,107,970	17,152,273	1,124,979	(15,828,009)	2,913,504	(25,809,961)	61,660,756
Interest expenses	—	—	—	—	—	(5,325,474)	(5,325,474)
Interest income	1,316,203	1,099,825	691,003	6,124	78,608	18,565	3,210,328
Other income (expense), net	35,799	(68,069)	657,952	—	(8,987)	3,240,844	3,857,539

Income (loss) before taxes and equity in affiliates	83,459,972	18,184,029	2,473,934	(15,821,885)	2,983,125	(27,876,026)	63,403,149
Income tax benefit (expense)	(15,545,964)	(5,083,029)	(236,440)	3,932,057	(169,368)	2,201,951	(14,900,793)

Income (loss) before equity in affiliates	67,914,008	13,101,000	2,237,494	(11,889,828)	2,813,757	(25,674,075)	48,502,356
Income (loss) from equity in affiliates	(223,389)	118,651	1,761,582	—	(367,621)	2,545,579	3,834,802

Net income (loss)	67,690,619	13,219,651	3,999,076	(11,889,828)	2,446,136	(23,128,496)	52,337,158

			Real Estate
	Real Estate	Real Estate	Information	Community
	Online	Brokerage	and Consulting	Value-added	Other
2015	Services	Services	Services	Services	Services	Non-allocated	Total
	$	$	$	$	$	$	$
Revenues	575,775,257	364,405,185	58,328,609	518,597	24,629,345	—	1,023,656,993
Cost of revenues	(60,313,726)	(230,513,415)	(19,927,903)	(2,970)	(19,003,430)	—	(329,761,444)
Selling, general and administrative expenses	(469,517,752)	(86,395,528)	(56,271,928)	(45,322,798)	(12,711,179)	(35,830,870)	(706,050,055)
Other operating income	3,567,965	1,890,328	1,049,634	—	248,979	—	6,756,906

Income (loss) from operations	49,511,744	49,386,570	(16,821,588)	(44,807,171)	(6,836,285)	(35,830,870)	(5,397,600)
Interest expenses	—	—	—	—	—	(11,020,177)	(11,020,177)
Interest income	1,167,005	346,181	295,291	12,563	28,416	2,983,344	4,832,800
Other income (expense), net	290,039	135,943	885,703	(9)	40,085	(3,248,657)	(1,896,896)
Investment Income	271,501	251,503	—	—	51,986	23,748,489	24,323,479

Income (loss) before taxes and equity in affiliates	51,240,289	50,120,197	(15,640,594)	(44,794,617)	(6,715,798)	(23,367,871)	10,841,606
Income tax expense	(10,307,322)	(19,681,909)	(1,900,909)	(3,653,047)	(2,036,601)	(34,267,390)	(71,847,178)

Income (loss) before equity in affiliates	40,932,967	30,438,288	(17,541,503)	(48,447,664)	(8,752,399)	(57,635,261)	(61,005,572)
Income (loss) from equity in affiliates	(227,977)	88,993	837,198	(598,582)	3,849,891	1,756,178	5,705,701

Net income (loss)	40,704,990	30,527,281	(16,704,305)	(49,046,246)	(4,902,508)	(55,879,083)	(55,299,871)

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

No customer accounted for 10% or more of total net revenues in 2013, 2014 and 2015.

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2014	2015
	$	$
Customer A	53,534,294	90,557,835

Details of the customer deposits from customers accounting for 10% or more of total net customer deposits are as follows:

	As of December 31,
	2014	2015
	$	$
Customer B	33,540,800	34,144,128
Customer C	24,513,750	30,799,600
Customer D	23,206,350	*
Customer E	*	20,000,000
Customer F	*	15,399,800

 * indicates the balance of customer deposit of the customer was less than 10% of total customer deposits at the end of the year.

20. Related Party Balances and Transactions

Amounts due from related parties are comprised of the following:

	As of December 31,
	2014	2015
	$	$
Customer and supplier	684	11,893
Other	6,093,576	1,539,980
Total amounts due from related parties	6,094,260	1,551,873

Amounts due to related parties are comprised of the following:

	As of December 31,
	2014	2015
	$	$
Management	2,024,000	1,012,000
Customer and supplier	4,831,288	3,195,923
Other	500,898	5,726,765
Total amounts due to related parties	7,356,186	9,934,688

(a) Customer and supplier

Transactions with customers and suppliers who are related parties are as follows:

Revenue recognized by the Group:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Beijing China Real Estate Research Association Technology Ltd (“CRERAT”)	1,084,047	136,708	117,447
SINA Corporation (“SINA”)	—	445,733	327,489
Shanghai Guanfu Treasure-house Assets Management Co., Ltd (“Guanfu Treasure-house”)	—	—	616,698

Selling, general and administrative expenses recorded by the Group:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
CRERAT	—	—	80,594
SINA	—	4,911,660	31,742
Guanfu Treasure-house	—	409,305	79,356

Cost of revenue recorded by the Group:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
SINA	6,033,036	6,643,317	6,175,036

 Intangible assets purchased by the Group:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
SINA	—	1,473,498	—
Hangzhou Kuyue	—	1,778,188	*

*Hangzhou Kuyue became a wholly owned subsidiary of the Group from July 2015 (Note 5).

Amount due from (to) customers and suppliers who are related parties are as follows:

Amount due from (to) related parties

	As of December 31,
	2014	2015
	$	$
CRERAT	684	8,906
SINA	(3,616,957)	(3,195,923)
Guanfu Treasure-house	(326,850)	2,987
Hangzhou Kuyue	(887,481)	*

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

The group acquired 21% equity interest of Hangzhou Kuyue in 2014, and can exercise significant influence over the entity. During the acquisition of 79% equity interest in 2015, the Group purchased 30% equity interest of Hangzhou Kuyue at RMB33,000,000 ($5,393,025) from SINA. Hangzhou Kuyue became a wholly owned subsidiary of the Group in May 2015 (Note 5).

(b) Affiliates

Amounts due from (to) affiliates are comprised as the following:

	As of December 31,
	2014	2015
	$	$
Shanghai Yueshun Real Estate Development Co., Ltd. (1)	280,750	—
Shanghai Jin Yue Real Estate Development Co., Ltd. (2)	(390,801)	(368,259)
Suzhou Hehui Xuyuechang Equity Investment Center (“Xuyuechang Center”) (3)	285,272	—
Suzhou Hehui Xuyuerong Equity Investment Center (“Xuyuerong Center”) (3)	23,461	—
Suzhou Hehui Xuyuezhen Equity Investment Center (“Xuyuezhen Center”) (3)	115,447	—
E-House (China) Real Estate Investment Fund 1 L.P. (the “Fund”)(4)	5,388,646	(190,333)
Muxin Center(5)	(110,097)	—
Jupai (6)	—	1,539,980
Jupai (6)	—	(5,168,173)

Notes:

(1)             Xin Zhou is a director of the entity. The amount receivable (payable) is the rental cost paid (rental income received) by the Group on behalf of the entity.

(2)             Xin Zhou is a director of the entity. The amount payable is rental expense paid by the entity on behalf of E-Commercial (Shanghai) Real Estate Advisory Co, Ltd.

(3)             Scepter holds 0.6%, 0.5% and 0.5% equity interest of Xuyuechang Center, Xuyuerong Center and Xuyuezhen Center, respectively and also acts as a non-acting general partner and provides investment advice to the entities. The amount t receivable of December 31, 2014 is the management fee receivable from the entities. Subsequent to the Jupai Transaction, the Group no longer directly holds any equity interests and earned any management fee from these entities.

(4)             In January 2008, the Group formed the Fund, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain. The Group’s 51% owned subsidiary, E-House Real Estate Asset Management Limited, acts as the Fund’s general partner. The general partner receives annual management fee and carried interest on a success basis. Major investors of the Fund include institutions and high net worth individuals. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, and Mr. Neil Nanpeng Shen, director of the Company, invested a total of $28 million in the Fund. They are also among the minority shareholders of the general partner. The Group has no investment in the Fund. The amount receivable of December 31, 2014 is the carried interest receivable from the Fund. The amount payable of December 31, 2015 is the cash received on behalf of the Fund.

(5)             The Group holds 23.4% equity interest of Muxin Center and Scepter also acts as general partner and provides investment advice to the entities. The amount payable is the advance management fee received by the Group. Subsequent to the Jupai Transaction, the Group no longer earns any management fee from Muxin Center.

(6)             The Group is the largest shareholder of Jupai, and Mr Xin Zhou, the Group’s co-chairman and chief executive officer of the Group is a director of Jupai. The receivable balance was dividend receivable from Yidezhen, a subsidiary of Scepter, which became a subsidiary of Jupai from July, 2015. The payable balance represents the acquisition deposit from Jupai for acquiring an long-term investment held by the Group. The acquisition was still in the process by the end of year 2015.

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

(d) Real Estate Investment Fund Management

Management fees or carried interest from funds are comprised of the following:

	Years Ended December 31,
	2013	2014	2015
	$	$	$
The Fund	63,567	5,386,412	—
E-House Shengyuan Equity Investment Center (“Shengyuan Center”)	1,549,416	1,410,790	85,367
E-House Shengquan Equity Investment Center (“Shengquan Center”)	611,205	559,100	139,415
Wuling Center (Note 4)	3,804,667	3,012,485	1,589,942
Shouxin Center (Note 4)	—	120,858	58,832
Muxin Center (Note 4)	—	191,770	123,998
Jupai(2)	—	—	682,462
Others(1)	305,343	1,061,829	495,121
Total management fee or carried interest earned	6,334,198	11,743,244	3,175,137

The amount presented in the table is the revenue without net of sales tax.

Notes:

Scepter’s subsidiaries or VIEs act as the general partners of Shenyuan Center, Shenquan Center, Wuling Center, Shouxin Center and Muxin Center, and act as non-acting general partner of Xuyuechang Center, Xuyuerong Center and Xuyuezhen Center, and earned management fee. Subsequent to the Jupai Transaction in July 2015 (Note 1), the Group no longer generates any management fee from such entities from then to December 31, 2015. The management fee for above entities in 2015 is the management fee eared from January 1 2015 to the Jupai transaction date.

(1)             Others represent Xuyuechang Center, Xuyuerong Center and Xuyuezhen Center. The amount represents management fee recognized from these entities during the periods up to the date of the Jupai Transaction.

(2)             The amount represents management fee recognized from a subsidiary of Jupai by a subsidiary of Scepter before the Jupai Transaction (Note1).

In January 2010, Shengyuan Center was formed for the purpose of making equity investments in areas deemed suitable. The Group invested $10,065,348 (RMB65,000,000) into the Shengyuan Center for a 13% equity interest. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, owns an 8% equity interest in the Shengyuan Center and is a limited partner. In 2014 and 2015, the Group received $1,781,581 (RMB10,881,747 ) and $2,897,802 (RMB 18,258,244 ) capital return from Shengyuan Center, respectively.

In April 2010, Shengquan Center, which seeks to invest in China’s real estate sector through diversified investment strategies at all levels of the real estate value chain, was formed. Mr. Xin Zhou, the Company’s co-chairman and chief executive officer, holds a 2.4% equity interest in the Shengquan Center.

21. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 240 months and are renewable upon negotiation. Rental expenses were $23,033,850, $28,223,879, and $31,761,708, for the years ended December 31, 2013, 2014 and 2015, respectively. Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2015 were as follows:

Year Ended December 31	Amount
$
2016	25,197,159
2017	20,302,682
2018	12,546,811
2019	7,565,448
2020	6,627,977
Then thereafter	40,118,505
Total	112,358,582

(b) Properties payment commitments

As of December 31, 2015, the Group had a commitment of $2,556,211 for properties to be held for sales within one year.

As of December 31, 2015, the Group had a commitment of $13,007,441 for an office building which will be used as offices by a subsidiary of the Group and is payable within one year.

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

The Group has a clawback obligation to the Fund for which the Group acts as the general partner. Carried interest is subject to clawback to the extent that the limited partners have not received a certain level of aggregate distributions or the carried interest exceeds a certain level based on cumulative results. The Group recognized carried interest income of nil, $5,386,412 and nil for the years ended December 31, 2013, 2014 and 2015, respectively. The Group did not have any clawback obligations as of December 31, 2014 and 2015.

22. Subsequent Events

On April 15, 2016, the Company announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with E-House Holdings Ltd. (“Parent”) and its wholly-owned subsidiary E-House Merger Sub Ltd. (“Merger Sub”).

Pursuant to the Merger Agreement, Parent will acquire the Company for a cash consideration equal to US$6.85 per ordinary share of the Company (each, a “Share”) or American depositary share of the Company, each American depositary share representing one Share (each, an “ADS”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, and each of the Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$6.85 per Share or ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Shares (including Shares represented by ADSs) beneficially owned by Mr. Xin Zhou, the co-chairman of the board of directors and chief executive officer of the Company, Kanrich Holdings Limited, On Chance, Inc. and Jun Heng Investment Limited, each controlled by Mr. Zhou, Mr. Neil Nanpeng Shen, a member of the board of directors of the Company, Smart Create Group Limited and Smart Master International Limited, each controlled by Mr. Shen, and SINA Corporation (collectively, the “Buyer Group”), (ii) Shares (including Shares represented by ADSs) owned by the Company or any of its subsidiaries, (iii) Shares (including Shares represented by ADSs) held by the ADS depositary and reserved for issuance and allocation pursuant to the Company’s share incentive plan, and (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the merger except for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Buyer Group intends to fund the merger through a combination of a committed loan facility in the amount of $350 million arranged by Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch (the “Lender”) pursuant to a debt commitment letter issued by the Lender and equity contributions of members of the Buyer Group pursuant to equity commitment letters issued by such members.